                             BOSTON CHICKEN, INC.

                        EFFECTIVE DATE: MARCH 25, 1997

                 INFORMATION FOR PROSPECTIVE FRANCHISE OWNERS

                     REQUIRED BY FEDERAL TRADE COMMISSION

                                  * * * * * *



     TO PROTECT YOU, WE'VE REQUIRED YOUR FRANCHISOR TO GIVE YOU THIS INFORMATION. WE HAVEN'T CHECKED IT, AND DON'T KNOW IF IT'S CORRECT. IT SHOULD
              -----------------------------------------------------
HELP YOU MAKE UP YOUR MIND. STUDY IT CAREFULLY. WHILE IT INCLUDES SOME INFORMATION ABOUT YOUR CONTRACT, DON'T RELY ON IT ALONE TO UNDERSTAND YOUR CONTRACT. READ ALL OF YOUR CONTRACT CAREFULLY. BUYING A FRANCHISE IS A COMPLICATED INVESTMENT. TAKE YOUR TIME TO DECIDE. IF POSSIBLE, SHOW YOUR CONTRACT AND THIS INFORMATION TO AN ADVISOR, LIKE A LAWYER OR AN ACCOUNTANT. IF YOU FIND ANYTHING YOU THINK MAY BE WRONG OR ANYTHING IMPORTANT THAT'S BEEN LEFT OUT, YOU SHOULD LET US KNOW ABOUT IT. IT MAY BE AGAINST THE LAW.

     THERE MAY ALSO BE LAWS ON FRANCHISING IN YOUR STATE. ASK YOUR STATE AGENCIES ABOUT THEM.

                           FEDERAL TRADE COMMISSION
                           ------------------------
                           WASHINGTON, D. C.  20580
                           -----------------

                          FRANCHISE OFFERING CIRCULAR
[LOGO OF BOSTON CHICKEN INC.]
                             BOSTON CHICKEN, INC.,
                            A DELAWARE CORPORATION
                           14103 DENVER WEST PARKWAY
                        P.O. BOX 4086 GOLDEN, CO 80401
                                (303) 278-9500

Boston Chicken, Inc. ("BCI") offers and sells franchises for the operation of food service businesses which sell, among other things, rotisserie roasted chicken, roasted turkey, baked ham, meatloaf, potpies, vegetables, salads, soups, desserts, beverages, and other food products approved or required by BCI for sale ("Boston Market Units") and development rights to develop and operate a specified number of Boston Market Units at approved location(s) within a defined geographic area or area(s) in accordance with a specified development schedule. The initial franchise fee is $35,000 under the Franchise Agreement for a Boston Market Unit, and the development fee under the Development Agreement is $5,000 for each Boston Market Unit to be developed. BCI also requires a deposit of $5,000 toward the $35,000 franchise fee for each Boston Market Unit to be developed under the Development Agreement. That deposit is applied as a credit toward the initial franchise fee due for each Unit. BCI also charges a software license fee of $15,000 under the Computer and Communications Systems Agreement, which is signed at the same time as the Franchise Agreement for each Boston Market Unit. Other fees payable before the Boston Market Unit opens are a Market Plan Fee of $75.00 per trade area within the geographic territory covered by the plan (payable under the Development Agreement only), $1,500 per site to reimburse us for fees that we pay to our software suppliers and $10,000 to be spent on grand opening advertising and promotion for the Boston Market Unit.
The estimated initial investment for a Boston Market Unit ranges from $765,000 to $1,770,000 (including expenses for the first 3 months of operation of the Unit).

Risk Factors:

     1. THE FRANCHISE AGREEMENT AND DEVELOPMENT AGREEMENT PERMIT THE FRANCHISEE AND DEVELOPER, RESPECTIVELY, TO SUE ONLY IN COLORADO. OUT OF STATE LITIGATION MAY FORCE YOU TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. IT MAY ALSO COST MORE TO SUE BCI IN COLORADO THAN IN YOUR HOME STATE.

     2. EACH OF THE FRANCHISE AGREEMENT AND DEVELOPMENT AGREEMENT STATE THAT COLORADO LAW GOVERNS THE AGREEMENT, AND THIS LAW MAY NOT PROVIDE THE SAME PROTECTIONS AND BENEFITS AS LOCAL LAWS. YOU MAY WANT TO COMPARE THESE LAWS.

     3.   THERE MAY BE OTHER RISKS CONCERNING THIS FRANCHISE.

Information comparing franchisors is available. Call the state administrators listed in Exhibit 1 or your public library for sources of information.

Registration of this franchise by a state does not mean that the state recommends it or has verified the information in this offering circular. If you learn that anything in the offering circular is untrue, contact the Federal Trade Commission and the state authority listed in Exhibit 1.

     Effective Date:

                               TABLE OF CONTENTS
                               -----------------

ITEM                                                                  PAGE
----                                                                  ----

1         THE FRANCHISOR, ITS PREDECESSORS AND AFFILIATES..............  1

2         BUSINESS EXPERIENCE..........................................  8

3         LITIGATION................................................... 17

4         BANKRUPTCY................................................... 24

5         INITIAL FRANCHISE FEE........................................ 24

6         OTHER FEES................................................... 27

7         INITIAL INVESTMENT........................................... 33

8         RESTRICTIONS ON SOURCES OF PRODUCTS AND SERVICES............. 39

9         FRANCHISEE'S OBLIGATIONS..................................... 52

10        FINANCING.................................................... 54

11        FRANCHISOR'S OBLIGATIONS..................................... 66

12        TERRITORY.................................................... 87

13        TRADEMARKS................................................... 97

14        PATENTS, COPYRIGHTS AND PROPRIETARY INFORMATION.............. 99

15        OBLIGATION TO PARTICIPATE IN THE ACTUAL OPERATION OF THE
          FRANCHISE BUSINESS...........................................102

16        RESTRICTIONS ON WHAT THE FRANCHISEE MAY SELL.................106

17        RENEWAL, TERMINATION, TRANSFER AND DISPUTE RESOLUTION........107

18        PUBLIC FIGURES...............................................111

19        EARNINGS CLAIMS..............................................112

20        LIST OF OUTLETS..............................................113

21        FINANCIAL STATEMENTS.........................................120



ITEM                                                                  PAGE
----                                                                  ----
22        CONTRACTS....................................................121

23        RECEIPT...........................................LAST TWO PAGES

          EXHIBITS
          --------

          EXHIBIT 1    STATE AGENCIES/AGENTS FOR SERVICE OF PROCESS/
                       EFFECTIVE DATES
          EXHIBIT A    BOSTON CHICKEN, INC. DEVELOPMENT AGREEMENT
          EXHIBIT B    BOSTON CHICKEN, INC. FRANCHISE AGREEMENT
          EXHIBIT C    BOSTON CHICKEN, INC. DELIVERY RIDER
          EXHIBIT D    BOSTON CHICKEN, INC. CATERING RIDER
          EXHIBIT E    ADDENDUM TO LEASE
          EXHIBIT F    ADDENDUM TO IN-LINE SHOPPING CENTER LEASE
          EXHIBIT G    ADDENDUM TO PURCHASE AND SALE AGREEMENT
          EXHIBIT H    LIST OF FRANCHISES
          EXHIBIT I    LIST OF FORMER FRANCHISEES
          EXHIBIT J    BOSTON CHICKEN, INC. FINANCIAL STATEMENTS
          EXHIBIT K    SECURED LOAN AGREEMENT
          EXHIBIT K-1  INDUCEMENT AGREEMENT
          EXHIBIT K-2  FORM OF GECC SUBLEASE
          EXHIBIT L    FRANCHISE SUBLEASE
          EXHIBIT M    FRANCHISE LEASE
          EXHIBIT M-1 SPECIAL PURPOSES ADDENDUM TO FRANCHISE LEASE EXHIBIT M-2 THIRD PARTY LEASE
          EXHIBIT N    COMPUTER AND COMMUNICATIONS SYSTEMS AGREEMENT
          EXHIBIT O    OPERATIONS MANUAL TABLE OF CONTENTS


APPLICABLE STATE LAW MAY REQUIRE ADDITIONAL DISCLOSURES RELATED TO THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR. THESE ADDITIONAL DISCLOSURES, IF ANY, APPEAR IN AN ADDENDUM.

                                    ITEM 1
                                    ------

                THE FRANCHISOR, ITS PREDECESSORS AND AFFILIATES

BCI, PREDECESSORS, AFFILIATES, AND THE BOSTON MARKET SYSTEM.
-----------------------------------------------------------

     The franchisor is Boston Chicken, Inc. The franchisor will be referred to in this offering circular as "BCI". A person who buys a franchise from BCI will be referred to in this offering circular as "you". If you are a privately-held corporation, partnership, limited liability company, or other entity, certain provisions of BCI's franchise agreement, development agreement, and related agreements also will apply to your owners.

     BCI is a Delaware corporation, incorporated on August 26, 1993, and currently maintains its principal office at 14103 Denver West Parkway, Golden, Colorado 80401-4086. BCI's agents for service of process are disclosed in
Exhibit 1. BCI's predecessor, Boston Chicken, Inc. (the "Predecessor") was incorporated in Massachusetts on March 9, 1988 under the corporate name "New Boston Chicken, Inc." On December 9, 1991, the Predecessor changed its corporate name to "Boston Chicken, Inc." On September 21, 1993, the Predecessor was merged into BCI. BCI operates under its corporate name generally and under the name "Boston Rotisserie Chicken, Inc." in Florida. It operates its food service units under the name "Boston Market."

     The Original Boston Chicken, Inc., a Massachusetts corporation ("OBC") (formerly known as "The Boston Chicken, Inc."), incorporated in September 1985, is also a predecessor of BCI. OBC operated the original Boston Chicken food service facility in Newtonville, Massachusetts from December 1985 to August 1994. In March 1988, BCI acquired the Marks (defined below) and all ownership rights to the System (defined below) and know-how for the operation of Boston Market Units (defined below) from OBC, and granted OBC a perpetual, non-exclusive, royalty-free license to use the System at the Newtonville site or an alternate site within Newton, Massachusetts. In August 1994, BCI purchased the Newtonville Boston Chicken facility from OBC. As a result of the transaction, the license was terminated and OBC changed its name to Austin Street Liquidating Corp. OBC's principal business address is 28 Barney Hill Road, Wayland, Massachusetts 01778. OBC has neither offered nor sold any franchises in this or any other line of business.

     BC Real Estate Investments, Inc. ("BCREI") is a Delaware corporation, incorporated on September 23, 1992 and a wholly-owned subsidiary of BCI. BCREI currently maintains its principal office at 14103 Denver West Parkway, Golden, Colorado 80401-4086. BCREI has not conducted a business of the type to be operated by you and has neither offered nor sold any franchises in this or any other line of business. As described in Items 8 and 10 below, BCREI may, under certain circumstances, lease the real property, and under certain circumstances, the buildings and improvements, of one or more Boston Market Units to you.

     BCI operates, and offers and sells development rights for multiple franchises and, in some cases, single-unit franchises, for the operation of food service businesses, referred to in this Offering Circular as "Boston Market Units," which sell, among other things, rotisserie roasted chicken, other chicken specialties, potpies, baked meatloaf, baked ham, roasted turkey, hearty vegetables, salads, soups, desserts, baked goods, beverages and such other food products approved or required by BCI for sale at Boston Market Units ("Products"). Boston Market Units operate at locations which feature a distinctive food service format and trade dress and utilize BCI's trademarks, service marks and associated logos, including "BOSTON MARKET" (collectively, the "Marks"), which BCI may adopt. BCI Units use BCI's distinctive formats, specifications, employee selection and training programs, signs, equipment, layouts, systems, menu, recipes, methods, procedures, designs and marketing and advertising standards and formats, all of which BCI may modify periodically in its sole discretion (the "System"). Boston Market Units operate using the System and the Marks and must meet BCI's standards and specifications. Boston Market Units offer Products for on-premises and carry-out dining. BCI may, in its sole discretion, offer Boston Market Units the opportunity to offer Delivery Service (defined below), Catering Service (defined below) and/or operate Special Distribution Arrangements (defined below), or require them to offer Delivery Service.

     Throughout the United States, the food service industry is highly competitive, with constantly changing market conditions, and is characterized by a profusion of operators, including well-financed and highly sophisticated national and regional chains. Boston Market Units will compete with restaurants and fast food outlets operated by national and regional chains and independent operators and, to some extent, with grocery and convenience stores selling various prepared food products. Boston Market Units will compete with such competitors for market share, access to desirable locations, and recruitment of food service personnel. Boston Market Units will offer Products primarily to individual consumers for on-site or off-site consumption. The market for the Products is developed in some areas and developing in other areas, depending on the number of restaurants and stores operating in the particular area.

     BCI has operated one or more Boston Market Units since June 1989. As of December 31, 1996, BCI and its majority owned subsidiary, Mid-Atlantic Restaurant Systems L.P., owned and/or operated 105 Boston Market Units of the type offered in this offering circular. BCI intends to open and operate additional Boston Market Units and to franchise others to establish and operate additional Boston Market Units. BCI also may expand through acquisition of existing businesses for conversion to Boston Market Units. Some of the persons identified in Item 2 of this Offering Circular and/or members of their immediate families have ownership interests in franchised Boston Market Units and may, in the future, have additional ownership interests in franchised Boston Market Units. BCI is not currently operating any other business, although BCI reserves the right to research, develop and/or acquire other businesses, including other food service businesses.

     In November 1993, BCI made an initial offering of shares of its common stock to the public and began trading via the NASDAQ National Market System.

EINSTEIN/NOAH BAGEL CORP.
-------------------------

     As of December 31, 1996, BCI owned approximately 17.3 million shares (representing approximately 53.5%) of the outstanding common stock of Einstein/Noah Bagel Corp. ("ENBC"). ENBC franchises and operates specialty retail stores that feature fresh-baked bagels, cream cheeses, coffee and other related products, primarily under the Einstein Bros.[TM] Bagels and Noah's New York Bagels(R) brand names. ENBC, formerly named Progressive Bagel Concepts, Inc. and Einstein Bros. Bagels, Inc., was formed in 1995 through the combination of a number of leading regional bagel retailers. ENBC has franchised bagel stores and granted development rights to a number of entities, some of which contractually share existing market development resources with certain Boston Market Developers. BCI has entered into a loan agreement with ENBC pursuant to which BCI has agreed to lend up to $50 million to ENBC. BCI has also entered into agreements with ENBC under which BCI provides certain administrative, accounting, real estate and systems support services to ENBC in order to facilitate the rapid development of stores by ENBC. ENBC currently operates and franchises bagel shops under several brand names in certain regions of the United States. Those brands include Einstein Bros. Bagels (TM), Noah's New York Bagels(R), Offerdahl's Bagel Gourmet(R), Bagel & Bagel(R), and Melvyn and
Elmo TM. ENBC may grant franchises for the operation of bagel shops under one or more of those or additional brands.

PROGRESSIVE FOOD CONCEPTS, INC.
-------------------------------

     On January 31, 1997, Progressive Food Concepts, Inc. ("PFCI"), a new company partially financed by BCI, entered into a series of agreements with Harry's Farmers Market, Inc. ("Harry's"), an operator of retail food stores in the Atlanta area, to capitalize on emerging trends in the food buying habits of today's consumers. The transaction permits PFCI to develop a business model based on Harry's existing businesses and acquire a substantial equity interest in Harry's. BCI has provided PFCI with a $17.0 million secured loan that is convertible, after a moratorium period and subject to PFCI meeting certain financial performance criteria, into a majority equity interest in PFCI.

     Harry's owns and operates five stores in the Atlanta area, including: three Harry's Farmers Markets, mega-markets specializing in high quality fruits, vegetables, meats and seafood, fresh bakery goods, fresh ready-to-heat/cook and ready-to-eat prepared foods, and deli, cheese and dairy products; and two smaller Harry's In A Hurry stores, which emphasize high quality, fresh ready-to-heat/cook prepared foods and specialty perishables. Harry's line of over 300 prepared food products and meals are made in its 28,000 square foot USDA-approved manufacturing facility, and over 200 proprietary bakery items are baked fresh daily in its 55,000 square foot bakery.

     Pursuant to the agreements with Harry's, PFCI has acquired beneficial ownership of, and a royalty-free license to use, all of Harry's intellectual property and trademark rights outside the states of Georgia and Alabama (including all rights to the Harry's Farmers Market and Harry's

In A Hurry retail concepts) and access to Harry's personnel, information, and facilities for purposes of developing a business model based on Harry's businesses. PFCI has also obtained the right to acquire, subject to certain conditions, up to seven million shares of Harry's Class A common stock (representing approximately 43% of Harry's currently outstanding common stock and approximately 20% of the voting power of such outstanding common stock), and a right of first refusal with respect to additional financings and business combination transactions into which Harry's may propose to enter.

BOSTON MARKET INTERNATIONAL, INC.
---------------------------------

     BCI is in the preliminary stage of taking the Boston Market brand into foreign markets, which could occur through license, franchise, area development, joint venture or other arrangements. In connection therewith, BCI intends to license to a new company, Boston Market International, Inc. ("BMI"), the rights to develop Boston Market stores in Taiwan and the People's Republic of China.
In January 1997, BMI entered into a letter of intent with a restaurant developer in Southeast Asia that contemplates the formation of a new entity that would sublicense such development rights and develop up to 600 Boston Market stores in such countries over the next ten years. BMI is expected to be funded initially with third party private equity capital and a loan from BCI which could be convertible into a majority equity interest in BMI. To the extent practicable in the jurisdictions in which it will operate, BMI expects to follow BCI's business model of providing partial funding to its area developers, franchisees, licensees, and/or joint venture partners with loans convertible into majority equity interests in such entities.

DEVELOPMENT AND FRANCHISE RIGHTS OFFERED.
----------------------------------------

     (a) DEVELOPMENT RIGHTS.  BCI will offer and sell to certain qualified
         ------------------
persons ("Developers") the right to develop, own and operate a specified number of Boston Market Units at approved location(s) within a defined geographic area (the "Development Area") under the terms of the Boston Chicken, Inc. Development Agreement (the "Development Agreement"), a copy of which is attached to this offering circular as Exhibit A. The Development Area may be composed of a number of smaller areas referred to as "Sub-Areas." Under the Development Agreement, BCI will also grant franchises to Authorized Entities (defined below) of the Developer. The total number of Boston Market Units which a Developer will be obligated to develop under the Development Agreement (the "Development Obligations") and the development schedule (the "Development Schedule") specifying the number of Boston Market Units the Developer must have open and in operation in each Sub-Area and the required opening dates for each of them will be inserted in the Development Agreement before it is executed. The Development Agreement provides that for each Boston Market Unit developed under the Development Agreement, the Developer or an Authorized Entity must execute BCI's standard franchise agreement in use at the time each such franchise agreement is executed and any riders, exhibits, guarantees and other agreements used by BCI. The material terms and conditions of the standard franchise agreement in use at the time the franchise agreement is executed may vary substantially from the terms and conditions of the Franchise Agreement (defined below) described in this offering circular. However, under the Development Agreement, the initial franchise fee and royalty must remain the same under all franchise agreements entered into under the Development Agreement. Developers of Boston Market Units that previously entered into development agreements with BCI may in some cases require, or be permitted by, BCI to enter into the form of franchise agreement attached to their development agreement rather than the Franchise Agreement described in this offering circular.

     The Development Agreement requires that the Principal Owners (defined below) of the Developer and their spouses must sign the Guaranty and Assumption of Developer's Obligations attached to the Development Agreement, although other assurances of performance may be accepted by BCI in some cases, and that the Developer and its Principal Owners must sign the Guaranty and Assumption of Franchise Owner's Obligations attached to each Franchise Agreement (defined below) executed by an Authorized Entity. For purposes of the Development Agreement, a "Principal Owner" is an owner which: (1) is a general partner in the Developer; or (2) has a direct or indirect equity interest: (a) in the Developer of five percent or more (regardless of whether such owner is entitled to vote that interest); or (b) in any Boston Market Unit other than the Boston Market Units developed under the Development Agreement, or any developer or franchise owner of Boston Market Units other than the Developer (or its Authorized Entities); or (3) is otherwise designated as a Principal Owner in the Development Agreement. However, a reduction in a Principal Owner's equity interest in the Developer below 5% will not affect his/her/its status as a Principal Owner unless such reduction is the result of the transfer of all his/her/its interests in the Developer in compliance with the Development Agreement.

     (b) FRANCHISE RIGHTS.  BCI will offer and sell to certain qualified persons
         ----------------
a franchise (the "Franchise") to establish and operate a Boston Market Unit utilizing the System under the Marks and offering Products under the terms of the Boston Chicken, Inc. Franchise Agreement (the "Franchise Agreement") attached to this offering circular as Exhibit B. BCI anticipates that most Boston Market Units will be developed by Developers acting under Development Agreements. The Franchise Agreement requires that the Principal Owners of the Franchise Owner and their spouses must sign the Guaranty and Assumption of Franchise Owner's Obligations attached to the Franchise Agreement, although other assurances of performance may be accepted by BCI in some cases. The definition of a Principal Owner for purposes of the Franchise Agreement is contained in Section 1.B. of the Franchise Agreement and is analogous to the definition of a Principal Owner for purposes of the Development Agreement (described above). Certain provisions of the Franchise Agreement and Development Agreement and the guaranties restrict the Franchise Owner, Developer and/or their Principal Owners from participating in a Competitive Business (defined in Item 17 below).

     BCI has begun a program whereby a flagship Boston Market Store (a "Flagship Store"), utilizing a slightly larger kitchen facility and a core group of trained, full-time food preparers, produces side dishes for satellite locations (each a "Satellite Store") owned by the owner of the Flagship Store, allowing somewhat smaller kitchen facilities and lower staffing levels for Satellite Store locations. This program is designed to increase food quality and consistency, facilitate roll-out of new or revised products, and decrease overall labor and food costs. If the Boston Market Unit is to be operated as a Flagship Store or a Satellite Store, you will be required to enter into the Flagship/Satellite Rider attached to the Franchise Agreement. The initial investment for a Flagship Store and a Satellite Store will vary from the initial investment for a traditional Boston Market Unit, as described in the footnotes to the table contained in Item 7 below.

     Certain of BCI's Developers who participate in BCI's "Financed Area Developer Program" (described below in Item 10 of this offering circular) are developing store operator incentive programs pursuant to which each store operator would receive, in addition to fixed base compensation, periodic bonus compensation based upon the Boston Market Unit's financial performance, as defined for purposes of the programs.

GENERAL COMMENTS/DEFINITIONS.
----------------------------

     This offering circular describes relevant information about (a) the development rights offered for Boston Market Units, (b) the Franchise, (c) Delivery Service, Catering Service and Special Distribution Arrangements (as BCI may authorize and/or, in the case of Delivery Service, require periodically),
(d) the terms and conditions of the current Development Agreement, Franchise Agreement, Delivery Rider and Catering Rider, and (e) certain financing arrangements which may be available to you. "Delivery Service," Catering Service" and "Special Distribution Arrangements" are defined and described in
Item 12 of the offering circular. There have been instances where BCI has varied and there may be instances in the future where BCI will vary the terms and conditions of such agreements and riders, depending upon the circumstances involved in a particular transaction. It is BCI's intention only to enter into multi-unit development transactions with sophisticated investors who are experienced food service operators, or who employ management personnel having food service expertise, and who have access to substantial capital necessary for the financing of multi-unit development of Boston Market Units over development terms of approximately two (2) to five (5) years, depending on the number of Units to be developed.

     In developing and operating Boston Market Units and, if applicable, in offering Delivery Service or Catering Service or operating Special Distribution Arrangements, you must comply with all local, state and federal laws and regulations applicable to food service operations, including health and sanitation laws and regulations.

     As used in the Franchise Agreement, Development Agreement and this offering circular, the term:

          (a) "Authorized Entity" means an entity, other than you, if you are a Developer, which is permitted to sign a Franchise Agreement under the Development Agreement. The entity must meet BCI's then applicable standards and requirements for franchise owners, including financial requirements, limits on total number of holders of equity interests and requirements for owners of non-controlling Ownership Interests (defined below). You will be considered to "control" an entity if and only during such times as: (1) you own at least a majority of all the Ownership Interests in such entity; (2) you have at least the percentage of voting power required under applicable law to authorize a merger, liquidation or transfer of substantially all of the assets of the entity and to control or determine any other vote or decision of the entity without the vote or approval of any other party; (3) if the entity is a partnership, you are the sole general partner of a limited partnership or the managing partner of a general partnership; (4) if the entity is a limited liability company, you are the sole Manager, or you own at least a majority of all the Ownership Interests in the Manager, of the limited liability company; and
     (5) you establish to BCI's satisfaction that you have, and during the term of the Franchise Agreement for the Boston Market Unit to be owned and operated by such entity will have, the right and power to direct the management policies and operation of such entity and the sale or other disposition of such Boston Market Unit. BCI has the right to prohibit you from using separate entities to sign Franchise Agreements under the Development Agreement;

          (b) "Owner" means all persons or entities holding direct or indirect, legal or beneficial Ownership Interests (defined below) in you as specified in the applicable agreement. The term Owner also refers to any person who has any other direct or indirect property rights in you, the Franchise Agreement, the Development Agreement, the Franchise or a Boston Market Unit;

          (c) "Ownership Interest" means in relationship to a: (i) corporation, the legal or beneficial ownership of shares in the corporation; (ii) partnership, the legal or beneficial ownership of a general or limited partnership interest; (iii) limited liability company, the legal or beneficial ownership of units of membership interest in the limited liability company; or (iv) trust, the ownership of a beneficial interest of such trust;

          (d) "Principal Owner" means each Owner which (1) is a general partner in the Developer; or (2) has a direct or indirect equity interest: (a) in the Developer of 5% or more (regardless of whether such Owner is entitled to vote thereon); or (b) in any Boston Market Units other than those developed pursuant to the Development Agreement, or any developer and/or franchise owner of Boston Market Units other than the Developer (or its authorized Entities; or (3) is designated as a Principal owner in the Development or the Franchise Agreement; provided, however, that a reduction in a Principal Owner's equity interest in the Developer or the Franchise Owner below 5% shall not affect his/her/its status as a Principal Owner unless such reduction is the result of the transfer of all his/her/its equity interests in the Developer or the Franchise Owner in compliance with the applicable Agreement; and

          (e) "Immediate Family" means (1) the spouse of a person; and (2) the natural and adoptive parents and natural and adopted children and siblings of that person and their spouses; and (3) the natural and adoptive parents and natural and adopted children and siblings of the spouse of that person; and (4) any other member of the household of that person.

                                    ITEM 2
                                    ------

                              BUSINESS EXPERIENCE

CHAIRMAN OF THE BOARD OF DIRECTORS,
CHIEF EXECUTIVE OFFICER, AND DIRECTOR - SCOTT A. BECK
-----------------------------------------------------

     Scott A. Beck became Chairman of the Board, Chief Executive Officer and a director of BCI in June 1992. He was Vice Chairman of the Board of Blockbuster Entertainment Corporation ("Blockbuster") in Fort Lauderdale, Florida from September 1989 until his retirement in January 1992, and Chief Operating Officer from September 1989 to January 1991.

VICE CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF FINANCIAL OFFICER - MARK
--------------------------------------------------------------------------
STEPHENS
--------

     Mark Stephens became Chief Financial Officer of BCI in October 1993 and Vice Chairman of the Board in January 1996. From November 1992 until October 1993, Mr. Stephens was the Managing Director of Haas Wheat & Partners in Dallas, Texas and from April 1989 to November 1992 served as Senior Vice President of Grauer & Wheat Investments, Inc. in Dallas, Texas and New York, New York.

VICE CHAIRMAN OF THE BOARD OF DIRECTORS,
PRESIDENT AND CEO-BOSTON MARKET - LAURENCE M. ZWAIN
---------------------------------------------------

     Laurence M. Zwain became Vice Chairman of the Board of Directors in July 1996 and has been the President and Chief Executive Officer of the Boston Market concept since January 1996. Mr. Zwain was previously with PepsiCo, Inc. serving as President and Chief Operating Officer for PepsiCo Restaurants International from September 1994 to January 1996 in Dallas, Texas, President and Chief Executive Officer for KFC International from August 1993 to September 1994 in Louisville, Kentucky, Senior Vice President - Operations of KFC International from February 1993 to August 1993 in Louisville, Kentucky and Division Vice President - West, Pizza Hut, Inc. from 1988 to 1993 in Irvine, California.

VICE CHAIRMAN OF THE BOARD OF DIRECTORS - MARK R. GOLDSTON
----------------------------------------------------------

     Mark R. Goldston became Vice Chairman of the Board of Directors of BCI in August 1996. He became Chief Executive Officer and President of ENBC in April 1996. From July 1994 to April 1996, he was Chairman and CEO of The Goldston Group, an advisory firm in Los Angeles, California. From October 1991 through June 1994, Mr. Goldston was employed by L.A. Gear, Inc. in Santa Monica, California, most recently as President and Chief Operating Officer. Since December 1995, Mr. Goldston has been a director of Bohbot Entertainment and Media, Inc. in New York, New York.

CHIEF OPERATING OFFICER - BUSINESS AND INFORMATION SERVICES - STUART N.
-----------------------------------------------------------------------
FULLINWIDER
-----------

     Stuart N. Fullinwider became Chief Operating Officer - Business and Information Services of BCI in June 1996. From June 1995 to June 1996, he was Senior Vice President for BCI. He was Vice President - Accounting and Administration from January 1995 until June 1995, after having served as Vice President - Finance since February 1992. He served with Blockbuster in Fort Lauderdale, Florida from April 1991 to February 1992 as Director, Strategic Technologies, and from May 1989 to April 1991, as Director, Corporate Planning. Mr. Fullinwider is a certified public accountant.

CHIEF PERSONNEL OFFICER - FREDRICK W. LEY
-----------------------------------------

     Fredrick W. Ley became Chief Personnel Officer of BCI in March 1996. From January 1995 to March 1996, he was Vice President - Executive Development of BCI. Mr. Ley was self-employed in Oregon from February 1994 to January 1995.
He was Corporate Vice President - Human Resources of Nike, Inc. in Beaverton, Oregon from November 1991 to February 1994. From January 1991 to November 1991, Mr. Ley was Vice President - Human Resources of Blockbuster in Fort Lauderdale, Florida.

CHIEF MARKETING OFFICER - WILLIAM J. MCDONALD
---------------------------------------------

     William J. McDonald became Chief Marketing Officer of BCI in January 1995 having previously served as a Market Partner in California from October 1993 to January 1994, and as Executive Vice President from March 1993 to October 1993. From October 1992 to February 1993, he was self-employed. From July 1989 to September 1992, Mr. McDonald held the position of Senior Vice President, U.S.A. Marketing with Kentucky Fried Chicken, Corp. ("KFC"), a subsidiary of PepsiCo, Inc. located in Louisville, Kentucky. During 1992, he also served as KFC's Senior Vice President, Worldwide New Concept Development.

CHIEF DEVELOPMENT OFFICER - JOREN PETERSON
------------------------------------------

     Joren Peterson became Chief Development Officer of BCI in June 1995, having previously served as Vice President of Real Estate since joining BCI in June 1992. From

December 1989 until June 1992, he was a partner of Landmark Commercial Real Estate Services, Inc., in Detroit, Michigan, specializing in real estate tenant representation.

CHIEF FINANCIAL OFFICER - BOSTON MARKET - JOHN J. TODD
------------------------------------------------------

     John T. Todd became Chief Financial Officer-Boston Market of BCI in April 1996. From February 1989 to April 1996, Mr. Todd was with PepsiCo, Inc. serving as Vice President, Portfolio Planning from September 1995 to April 1996, Vice President Strategic Planning from February 1994 to September 1995, Vice President Acquisitions from December 1993 to February 1994, and Senior Director Field Finance from February 1989 to December 1993.

CHIEF OPERATING OFFICER - BOSTON MARKET - JAY WILLOUGHBY
--------------------------------------------------------

     Jay Willoughby became Chief Operating Officer-Boston Market of BCI in April 1996. From July 1994 to April 1996, Mr. Willoughby was Chief Executive Officer for Pizza Hut, UK, Ltd. From June 1992 through June 1994, he was Senior Vice President and General Manager for Pizza Hut Southern Europe and Africa, in Madrid, Spain, and from June 1989 to May 1992, Mr. Willoughby was Senior Vice President for Pizza Hut Central Division in Chicago, IL.

EXECUTIVE VICE PRESIDENT - STEPHEN ELMONT
-----------------------------------------

     Stephen Elmont became Executive Vice President of BCI in March 1995. He served as Chairman of the Food Group, Ltd. located in Boston, Massachusetts from July 1992 to December 1995. Mr. Elmont also served as Chairman of the Board for the National Restaurant Association from May 1993 to May 1994 in Washington, D.C. From December 1975 to July 1992, Mr. Elmont was President of Creative Gourmets, Ltd. located in Boston, Massachusetts.

SENIOR VICE PRESIDENT - MICHAEL J. BEAUDOIN
-------------------------------------------

     Michael J. Beaudoin became Senior Vice President of BCI in February 1997. From June 1996 to February 1997, he was Senior Vice President for Einstein/Noah Bagel Corp. and from July 1995 to June 1996, he served as Chief Financial Officer for Einstein/Noah Bagel Corp. From February 1995 to July 1995, Mr. Beaudoin served as Assistant to the Chairman of BCI. From July 1993 to February 1995, he served as Vice President for New Leaf Entertainment. From May 1993 to July 1993, Mr. Beaudoin was Senior Director - Operations, for New Leaf Entertainment. From December 1992 to May 1993, he served as Director of Strategic Planning of Soundsational, Inc. From June 1990 to November 1992, he was an Associate with Pfingsten Partners, L.P.

SENIOR VICE PRESIDENT - INTERNATIONAL - THOMAS J. BECK
------------------------------------------------------

     Thomas J. Beck became Senior Vice President - International of BCI in February 1997. From June 1993 to February 1997, he was Vice President - Development for BCI. Mr. Beck was BCI's Director of Franchise Development from April 1992 to May 1993. From August 1989 to March 1992, he was a director of and consultant to the KCEB Foundation in Chicago, Illinois.

SENIOR VICE PRESIDENT - PLANNING AND ANALYSIS, TREASURER - ROBERT T. BIELINSKI
------------------------------------------------------------------------------

     Robert T. Bielinski became Senior Vice President - Planning and Analysis of BCI in September 1996. He has also held the position of Treasurer of BCI since March 1995. From March 1994 to March, 1995, Mr. Bielinski was Director of Financial Planning and Analysis of BCI. Prior to joining BCI, from August 1988 to March 1994, Mr. Bielinski was an investment banker with Lehman Bros.

SENIOR VICE PRESIDENT - SYSTEMS - STEPHEN A. ELOP
-------------------------------------------------

     Stephen A. Elop became Senior Vice President-Systems of BCI in March 1996. He served as Vice President - Systems of BCI from February 1995 to March 1996, having previously served as Director of Systems since joining BCI in May 1994. From August 1992 to May 1994, he was Director of Consulting for Lotus Development Corp. located in Cambridge, Massachusetts. From 1986 to August 1992, Mr. Elop was partner of Soma, Inc. located in Toronto, Ontario, Canada.

SENIOR VICE PRESIDENT - RESEARCH AND PRODUCT DEVELOPMENT - GERARD LEWIS
-----------------------------------------------------------------------

     Gerard Lewis became Senior Vice President - Research and Product Development of BCI in July 1996. From May 1992 to July 1996, he was Vice President - Research and Development of BCI. Mr. Lewis was Vice President of Research and Development and Menu Planning for Vicorp Restaurants (Baker's Square) in Denver, Colorado from April 1989 to May 1992.

VICE PRESIDENT - PROCUREMENT AND LOGISTICS - BRUCE O. BURNHAM
-------------------------------------------------------------

     Bruce O. Burnham became Vice President - Procurement and Logistics of BCI in July 1994. Mr. Burnham is also President of Burnham & Tillinghast, LLC, in Boulder, Colorado, a company that identifies and analyzes businesses to be acquired for investment or operation, a position he has held since January 1994. From June 1990 to February 1994, Mr. Burnham was Corporate Vice President, Procurement for Service America Corp. in Stamford, Connecticut.

VICE PRESIDENT - BUSINESS DEVELOPMENT - MICHAEL R. DAIGLE
---------------------------------------------------------

     Michael R. Daigle became Vice President - Business Development of BCI in October 1995. From May 1995 to October 1995, he was Vice President of Progressive Bagel Concepts, Inc. in Denver, Colorado. From September 1990 to April 1995, Mr. Daigle was with Blockbuster Entertainment Corp./Viacom, Inc. in Fort Lauderdale, Florida, serving as Senior

Franchise Counsel from September 1990 to January 1992, Director - Franchise Development from January 1992 to February 1994, Vice President - Franchise Development from February 1994 to September 1994 and Vice President -Domestic Franchising from September 1994 to April 1995.

VICE PRESIDENT - REAL ESTATE DEVELOPMENT - AL DAVIS
---------------------------------------------------

     Al Davis became Vice President of Real Estate Development of BCI in June 1995. Mr. Davis served as Director of Development for BCI from October 1993 to June 1995. From March 1990 to October 1993, he was Director of Development for Kentucky Fried Chicken in Louisville, Kentucky.

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL - BERNADETTE DENNEHY
-----------------------------------------------------------------

     Bernadette Dennehy became Vice President and Associate General Counsel of BCI in March 1996. From October 1994 to February 1996, she was Assistant General Counsel-Finance of BCI. From January 1990 to August 1994, Ms. Dennehy was a Partner in Dickinson, Wright, Moon, VanDusen & Freeman in Chicago, Illinois.

VICE PRESIDENT - OPERATIONS SERVICES -- LARRY J. DEVRIES
--------------------------------------------------------

     Larry J. DeVries became Vice President - Operations Services of BCI in September 1994. From March 1993 to September 1994, Mr. DeVries was a Market Partner with BCI in Denver, Colorado. From December 1973 to March 1993, Mr. DeVries held various positions with Pizza Hut, Inc. in Denver, Colorado, including Region Manager from January 1989 to March 1991 and Market Manager of the Colorado Market from March 1991 to March 1993.

VICE PRESIDENT - ADMINISTRATION - CHRIS B. DODGE
------------------------------------------------

     Chris B. Dodge became Vice President - Administration of BCI in September 1994. Ms. Dodge was BCI's Director of Administration from June 1993 to September 1994. From 1982 to June 1993, Ms. Dodge was Director of Human Resources for Gabriel Ride Control Products and Maremont Corporation, each of which is a subsidiary of Arvin Industries,Inc., in Carol Stream, Illinois.

VICE PRESIDENT - FLAGSHIP - GEORGE J. DRAGISITY
-----------------------------------------------

     George J. Dragisity became Vice President - Flagship of BCI in March 1996. From September 1995 to February 1996, he was Director of Flagship of BCI. Mr. Dragisity was employed as Sales Director (Michigan Division) of The Great Atlantic & Pacific Tea Company from October 1987 to August 1995 in Detroit, Michigan.

VICE PRESIDENT - ACCOUNTING - SUSAN M. FINLEY
---------------------------------------------

     Susan M. Finley became Vice President - Accounting of BCI in December 1996. From August 1996 to December 1996, Ms. Finley was Vice President, Special Projects of BCI. From July 1996 to August 1996, she was a Partner for KPMG Peat Marwick, L.L.P. From August 1995 to June 1996, she was Senior Manager for KPMG in Denver, Colorado, and from July 1990 to August 1995, she was Senior Manager for KPMG in Dallas, Texas.

VICE PRESIDENT - HUMAN RESOURCES - JAMES R. FREDERICKS
------------------------------------------------------

     James R. Fredericks became Vice President - Human Resources of BCI in January 1996. From February 1994 to June 1996, he was Director of Global Human Resources for Nike, Inc. He was also Director of Compensation and Benefits for Nike, Inc. from January 1993 to February 1994. From July 1991 to January 1993, he was Senior Consultant for the Wyatt Company.

VICE PRESIDENT - NATIONAL REAL ESTATE -- KEVIN GREVE
----------------------------------------------------

     Kevin Greve became Vice President - National Real Estate of BCI in November 1995 having previously served as Vice President - Real Estate from April 1994 to November 1995, and as Director of Real Estate since joining BCI in November 1993. From February 1990 to November 1993, Mr. Greve held the positions of Director of Real Estate, Vice President of Real Estate and of Development of Rally's Inc. in Louisville, Kentucky.

VICE PRESIDENT - ADVERTISING - JOSEPH W. HALL III (TREY)
--------------------------------------------------------

     Joseph W. Hall III became Vice President - Advertising of BCI in October 1995. From November 1994 to October 1995 he was Director - National Calendar Marketing of BCI. Mr. Hall was employed by PepsiCo/Pizza Hut, Inc. From 1988 to November 1994 serving in numerous positions including Marketing Supervisor of the Western Division in Tustin, California, Manager of Sports Marketing, Manager of National Advertising, Manager - National Delivery Marketing, Director - National Calendar Marketing, Director - National Base Business Marketing and Director - Base Business, Kids, Sports and Beverage Marketing in Wichita, Kansas.

VICE PRESIDENT - FINANCE - MARK X. HAYDEN
-----------------------------------------

     Mark X. Hayden has been Vice President - Finance of BCI since October 1995. He served as President of the Rocky Mountain Zone for Progressive Bagel Concepts, Inc. from February 1995 to October 1995, in Denver, Colorado. He was Vice President of Real Estate of BCI from June 1993 to February 1995 and Vice President of Construction from January 1992 to June 1993. From November 1990 to December 1991, he was Director of Special Programming for Blockbuster Entertainment Corporation.

VICE PRESIDENT - REAL ESTATE LEGAL SERVICES - JAMES C. HOAR
-----------------------------------------------------------

     James C. Hoar became Vice President - Real Estate Legal Services of BCI in March 1996. From May 1994 to February 1996, he served as Director - Real Estate Legal Services of BCI. From April 1989 to May 1994, he was Senior Attorney for Burger King Corporation located in Miami, Florida.

VICE PRESIDENT - ACCOUNTING SERVICES - DAVID C. JONES
-----------------------------------------------------

     David C. Jones became Vice President - Accounting Services of BCI in November 1995. Mr. Jones served as Director of Accounting for BCI from August 1994 to October 1995 and as Controller for BCI from November 1992 to August 1994. From March 1985 to November 1992, he was Controller for Summit Family Restaurants, in Salt Lake City, Utah.

VICE PRESIDENT - PRODUCT DEVELOPMENT - ROBERT J. KARISNY
--------------------------------------------------------

     Robert J. Karisny became Vice President - Product Development of BCI in August 1996. He served as Director of Product Development of BCI from October 1992 to August 1996. From October 1989 to October 1992, Mr. Karisny served as Director of Research and Development for Vicorp Restaurants.

VICE PRESIDENT - TRAINING - DIANE KESSEL
----------------------------------------

     Diane Kessel became Vice President - Training of BCI in February 1995 having previously served as Director of Training since joining BCI in September 1992. From September 1991 to September 1992, Ms. Kessel held the position of Director of Human Resources with Young Presidents' Organization in Irving, Texas. She was Director of Human Resources for Bay Street Restaurants, Inc. ("Bay Street") in Dallas, Texas from December 1988 to September 1991.

VICE PRESIDENT - SEC AND FINANCIAL REPORTING - MARK A. LINK
-----------------------------------------------------------

     Mark A. Link became Vice President - SEC and Financial Reporting of BCI in March 1995 after having served as Director of SEC and Financial Reporting from January 1994 to March 1995. From July 1988 to December 1993, Mr. Link was a Senior Audit Manager for Deloitte & Touche in Boston, Massachusetts.

VICE PRESIDENT - INVESTOR RELATIONS - MELISSA A. MARSDEN
--------------------------------------------------------

     Melissa A. Marsden became Vice President - Investor Relations of BCI in January 1996. Ms. Marsden served as Director of Investor Relations from April 1994 to January 1996. From December 1989 to April 1994 she was Senior Vice President - Communications for OLC Corporation in Chicago, Illinois.

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL - J. RANDAL MILLER
---------------------------------------------------------------

     J. Randal Miller became Vice President and Associate General Counsel of BCI in March 1996. From March 1994 to March 1996, he was Assistant General Counsel
- Franchise of BCI. Mr. Miller was an Associate of Rudnick & Wolfe in Chicago, Illinois from May 1987 to March 1994.

VICE PRESIDENT - STORE DESIGN - EDWARD PALMS
--------------------------------------------

     Edward Palms has been BCI's Vice President - Store Design since September, 1994 after having served as Vice President - Construction and Design since June 1993. From June 1992 to June 1993, he was employed by BCI as a full-time consultant specializing in store design. From 1983 to 1992, he was Senior Vice President, Design and Construction for Chili's Inc. (which changed its name to Brinker International), in Dallas, Texas with responsibility for property development, design, architecture, construction, and purchasing for all of its restaurant concepts, including Chili's, Macaroni Grill, Regas, and Grady's American Grill.

VICE PRESIDENT - CONSTRUCTION - JOHN R. PAULUS
----------------------------------------------

     John R. Paulus became Vice President - Construction of BCI in June 1995. From September 1994 to June 1995, Mr. Paulus acted as Director of Construction. He was Senior Director of Facility Development for Pizza Hut, Inc., Wichita, Kansas, from April 1994 to September 1994. Mr. Paulus was Director of Facility Development for Pizza Hut, Inc. from February 1989 through April 1993 when he became Director of Asset Management for Pizza Hut, Inc. where he served until April 1994.

VICE PRESIDENT - NEW BUSINESS MARKETING - KEITH L. ROBINSON
-----------------------------------------------------------

     Keith L. Robinson became Vice President - New Business Marketing of BCI in November 1996. From March 1988 through October 1996, Mr. Robinson was Vice President, New Products, Redesign, and Hot Cereals for Quaker Oats Company, in Chicago, Illinois.

VICE PRESIDENT - COMMUNICATIONS - KAREN RUGEN
---------------------------------------------

     Karen Rugen became Vice President - Communications of BCI in October 1994. Ms. Rugen headed the corporate communications department at Hyatt Hotels Corp. in Chicago, Illinois from 1978 to 1994, serving as Vice President - Public Affairs from June 1990 to September 1994.

VICE PRESIDENT - CONCEPT - EDWARD M. RZASA
------------------------------------------

     Edward M. Rzasa became Vice President - Concept of BCI in May 1994. From November 1987 to May 1994, Mr. Rzasa was Vice President - Strategic Planning for Bayer Bess Vanderwarker in Chicago, Illinois.

VICE PRESIDENT - REAL ESTATE FINANCE - FORREST W. TIPPEN, JR.
-------------------------------------------------------------

     Forrest W. Tippen became Vice President - Real Estate Finance of BCI in October 1995. From January 1992 to October 1995 he was a Partner with TAG Realty Partners in Dallas, Texas. From November 1982 to December 1991, Mr. Tippen was Senior Vice President of The Swearingin Company in Dallas, Texas.

VICE PRESIDENT - REAL ESTATE - CHARLES E. WATSON
------------------------------------------------

     Charles E. Watson became Vice President - Real Estate of BCI in March 1996. Mr. Watson served as Director of Construction for BCI from June 1995 to March 1996. From 1984 to June 1995, he was Vice President of Real Estate & Construction for Jack-In-The-Box Restaurants in San Diego, California.

VICE PRESIDENT - FINANCE -- M. DAVID WHITE
------------------------------------------

     M. David White became Vice President - Finance of BCI in January 1995. From November 1989 to November 1992, Mr. White served as Vice President of the Investment Banking Division of Merrill Lynch Co. in Houston, Texas. From November 1992 to January 1995 he served as Director of the Investment Banking Division of Merrill Lynch Co. in Houston, Texas.

VICE PRESIDENT - SYSTEMS - ROY YOUNGMAN
---------------------------------------

     Roy Youngman became Vice President - Systems of BCI in March 1996. Mr. Youngman served as Director of Systems for BCI from February 1994 to March 1996. From November 1987 to February 1994, he was Senior Manager for Ernst & Young in Irving, Texas.

DIRECTOR - DEAN L. BUNTROCK
---------------------------

     Dean L. Buntrock became a director of BCI in October 1993. Mr. Buntrock is a director of WMX Technologies, Inc. ("WMX") in Oak Brook, Illinois and has served from its founding in 1968 to the present as its Chairman of the Board. From 1968 to June 1996, Mr. Buntrock served as WMX's Chief Executive Officer. Mr. Buntrock is a director of Wheelabrator Technologies, Inc. and Waste Management International plc which are also subsidiaries of WMX. He is also a director of First Chicago/NBD.

DIRECTOR - ARNOLD C. GREENBERG
------------------------------

     Arnold C. Greenberg has been a director of BCI since February 1991. He has been a self-employed private investor since May 1988.

DIRECTOR - J. BRUCE HARRELD
---------------------------

     J. Bruce Harreld has been a Director of BCI since June 1993. He was President of BCI from September 1993 to October 1995. Mr. Harreld has been Senior Vice President-Strategy of IBM Corp. in New York, New York, since October 1995. Also during this period, Mr. Harreld was Chairman of JBH, Inc., management consultants, and Adjunct Professor of Management of the J.L. Kellogg School of Management at Northwestern University. From June 1993 until September 1993, JBH, Inc. and Mr. Harreld provided services to BCI relating to systems and process consulting, design, and implementation management under a consulting agreement that was terminated in September 1993. Mr. Harreld was the Senior Vice President, Marketing and Information Services from 1992 to 1993 and the Senior Vice President/Chief Information Officer from 1989 to 1992 of Kraft General Foods, Inc. in Glenview, Illinois.

DIRECTOR - M HOWARD JACOBSON
----------------------------

     M Howard Jacobson has been a director of BCI since February 1991. Since October 1991, he has been a Senior Advisor to Bankers Trust, Private Bank in Greenwich, Connecticut. From August 1989 to August 1991, he was a Senior Advisor to Prudential Bache Capital Funding in Boston, Massachusetts. Mr. Jacobson also serves as a director of Allmerica Property and Casualty Companies, Inc., Immulogic Pharmaceutical Corporation and Wyman-Gordon Company.

DIRECTOR - PEER PEDERSEN
------------------------

     Peer Pedersen has been a director of BCI since January 1993. Mr. Pedersen is Chairman of the Board of Pedersen & Houpt, a Chicago law firm, where he has practiced law since 1957. Mr. Pedersen serves as a director of WMX, Chemical Waste Management, Inc., Aon Corporation, Mallard Coach Company, and Discovery Zone, Inc.

                                    ITEM 3
                                    ------

                                  LITIGATION

     Dr. Frederick Sklar, Ray Schondak, Irving Smith, Ron Woodall, Atteberry
     -----------------------------------------------------------------------
Children's Trust, Stan Fernald, Michael Boyd, and David Hickman v. Scott A.
---------------------------------------------------------------------------
Beck, Video Superstore Management, Inc., Pace Financial Management, Inc., Pace
------------------------------------------------------------------------------
Affiliated, Inc., Blockbuster Entertainment Corporation, Chuck Rice, Kevin
--------------------------------------------------------------------------
Shepherd, and Jerry Reeves, (District Court, Dallas County, Texas, Cause No. 91-
--------------------------
10192). On October 10, 1991, the plaintiffs (who are not related to BCI) began an action against the defendants by filing a Complaint in the District Court for Dallas County, Texas. In the Complaint, plaintiffs asserted various causes of action including breach of fiduciary duty, fraud, civil conspiracy, violation of the Texas Securities Act, breach of contract and negligence from Blockbuster's purchase of the general partnership interest of Video Superstore Management, Inc. ("VSMI") in VSMI/Blockbuster Ltd. II. On December 20, 1991, Blockbuster filed an Answer denying liability. On October 18, 1993, the plaintiffs agreed to drop all of their claims and settle this lawsuit and the defendants agreed to pay to the plaintiffs the sum of $50,000.00.

     David Goldbaum v. Boston Chicken, Inc., f/k/a New Boston Chicken, Inc., Jan
     ---------------------------------------------------------------------------
Marshall, William Weiss, and George Nadaff, (Superior Court of the Commonwealth
------------------------------------------
of Massachusetts, Suffolk County, Civil Action No. 94-1502E). The plaintiff (who is not related to BCI) filed a complaint on or about March 24, 1994. The plaintiff alleged that, in February 1991, he obtained an option to purchase a franchise from BCI and that BCI failed to allow exercise of such option either by plaintiff alone or in combination or alleged partnership with others. The plaintiff alleged that defendants Marshall and Weiss elected not to be his partners in a purchase of the franchise with the plaintiff and that plaintiff's continued attempts to purchase a franchise were refused by BCI. The plaintiff's complaint asserted claims against each of the defendants for breach of contract, interference with advantageous relations, breach of the implied covenant of good faith and fair dealing, intentional and negligent misrepresentation, and unfair or deceptive trade practices in violation of Massachusetts General Laws Chapter 93A. The plaintiff sought damages in an amount to be determined by the Court with respect to each claim against each of the defendants, as well as double or treble damages with respect to the plaintiff's claims of unfair or deceptive trade practices, attorneys' fees, court costs and such other relief as the Court deemed just. BCI denied the material allegations asserted in the complaint against it. The parties entered into a Settlement Agreement on or about June 22, 1995 under which (a) all claims pending against BCI were dismissed with prejudice, and (b) BCI agreed to pay the plaintiff $52,500.00.

     Kathleen Pessin v. H. Wayne Huizenga, A. Clinton Allen, John J. Melk, Scott
     ---------------------------------------------------------------------------
A. Beck, Donald J. Flynn, Steven R. Berrard, John W. Croghan, Blockbuster
-------------------------------------------------------------------------
Entertainment Corporation and Viacom Inc., (Court of Chancery, New Castle
-----------------------------------------
County, Delaware (Civil Action No. 13456)). This suit, filed on April 8, 1994, was brought by a shareholder of Blockbuster Entertainment Corporation ("Blockbuster") (who is not related to BCI), against, among others, certain directors of Blockbuster, including Mr. Scott Beck. The first count, a shareholder's derivative action, alleged a breach of fiduciary duty, waste of corporate assets and usurpation of corporate opportunity on the part of the directors. The plaintiff's claims arose out of various franchise transactions with certain directors of Blockbuster or members of their immediate families or entities controlled by them, including allegations that franchised stores owned by these persons were sold to Blockbuster at inflated prices and also that the grants of these franchises were made on favorable terms. None of the specific transactions recited was with Mr. Beck or any member of his immediate family or any entity controlled by him. The second count of the complaint was filed individually and as a class action for all stockholders of Blockbuster against Viacom, Inc.

and the directors of Blockbuster and alleged that as a result of the alleged self-dealing described above, the proposed merger of Blockbuster and Viacom Inc. resulted in an artificially low purchase price and was unfair and a breach of fiduciary duty. The plaintiff sought an order for an accounting with respect to the transactions described in the first count and, with respect to the second count, sought to be certified as a class, a declaration that the defendants breached their fiduciary and other duties, an order enjoining them from proceeding with the Blockbuster/Viacom merger or rescinding the merger if it was completed and an unspecified amount of damages, costs and attorneys' and accountants' fees. Mr. Beck is no longer on the Blockbuster Board of Directors and was not on the Board at the time of the approval of the proposed merger. In January 1995, the plaintiff and the defendants signed a settlement agreement which provided that all claims would be dismissed with prejudice and that the defendants would pay the plaintiff's attorneys' fees and costs. On April 5, 1995, the court determined that the proposed settlement was fair, reasonable, adequate and in the best interest of the plaintiff and the lawsuit was dismissed.

     Michael Gehart v. New Boston Chicken, Inc., (United States District Court
     ------------------------------------------
for the Eastern District of Michigan, Case No. 91-CV-74505-DT). Plaintiff, currently an investor in and employee of a BCI developer, filed suit against BCI in the Macomb County Circuit Court, Mt. Clemens, Michigan on August 22, 1991, Case No. 91-3815 CK. On September 5, 1991, the action was removed to the U.S. District Court for the Eastern District of Michigan. This action raised a number of claims, primarily arising out of BCI's alleged refusal to grant plaintiff area franchise rights to develop and operate Boston Chicken Units.
The suit alleged breach of contract, misrepresentation and violations of the Michigan Franchise Investment Law. The parties entered into a Settlement Agreement dated September 3, 1992 under which (a) all claims pending against BCI were dismissed with prejudice, (b) BCI agreed to reimburse plaintiff for certain expenses, (c) the parties agreed to execute a Development Agreement contemporaneously with a Secured Loan Agreement and plaintiff provided certain personal guarantees and (d) plaintiff agreed that by September 3, 1994 plaintiff would either (i) close a restaurant he controlled at the time of settlement,
(ii) execute a Franchise Agreement for the restaurant or (iii) sell the restaurant to an unaffiliated third party.

     Janet Rhoden and The Northern Trust Company, Co-Trustees of Clark S. Rhoden
     ---------------------------------------------------------------------------
Trusts A and B v. Leonard E. Greenberg, Arnold C. Greenberg, and Morton E.
--------------------------------------------------------------------------
Handel, (United States District Court for the Southern District of New York,
------
Docket No. 89 Civ. 0483 (RPP)). In July 1988, plaintiffs brought suit in the Circuit Court of Jackson County at Kansas City, Missouri, asserting that Coleco and defendants made misrepresentations to Clark S. Rhoden concerning Coleco's ability to produce and market a home computer system which induced Mr. Rhoden (individually and for certain entities he controlled) to purchase and retain Coleco stock. The complaint sought damages in excess of $2 million. The action was removed to federal court and, by agreement of the parties, was dismissed in October 1988 and refiled in the U.S. District Court for the Southern District of New York. The action was settled in November 1990 with the plaintiffs receiving $195,000.

     Charles D. Howell, in his Capacity as the Trustee of the Doug Howell Family
     ---------------------------------------------------------------------------
Trust, and Charles D. Howell, Individually, Plaintiffs, v. Blockbuster
----------------------------------------------------------------------
Entertainment Corporation, Scott A. Beck, Video Superstores Master Limited
--------------------------------------------------------------------------
Partnership, Video Superstores Management, Inc., VSMI Limited Partnership,
--------------------------------------------------------------------------
Blockbuster Midwest Limited Partnership, and SAB Acquisition Company, Inc.,
---------------------------------------------------------------------------
Defendants, (District Court, Dallas County, Texas, Cause No. 91-10193-M, removed
----------
to U.S. District Court, Northern District of Texas, Case No. 91 CV 1901-G and then remanded to the Texas State District Court). Charles D. Howell individually and in his capacity as trustee of the Doug Howell Family Trust (the "Trust") began this action on August 23, 1991 by filing a Complaint in the District Court for Dallas County, Texas against the defendants. Plaintiffs (who are not related to BCI) asserted causes of action for breach of fiduciary duty, fraud, conspiracy, breach of contract and intentional interference with contract arising out of the acquisition by Blockbuster in August 1989 of the business operations of Video Superstores Master Limited Partnership ("VSMLP") and VSMI Limited Partnership ("VSMILP") and the failure at that time to have included in that acquisition the limited partners' interest in VSMI/Blockbuster Ltd. I, in which plaintiffs were an 18.75% limited partner. Plaintiffs sought actual damages, exemplary damages, attorneys' fees and interest. The parties entered into a settlement agreement in December 1995. Under the settlement agreement, the parties exchanged mutual releases and Scott Beck and Viacom, Inc., as successor to the other defendants, agreed to pay to the plaintiffs $30,750,000.

     Karen Murphy, as Temporary Administrator of the Estate of Doris Berglund
     ------------------------------------------------------------------------
Brock, and B. Coleman Renick, Jr. v. Blockbuster Entertainment Corporation,
---------------------------------------------------------------------------
Scott A. Beck, Video Superstores Master Limited Partnership f/k/a Blockbuster
-----------------------------------------------------------------------------
Midwest Limited Partnership, VSMI Limited Partnership, SAB Acquisition Company,
-------------------------------------------------------------------------------
Inc. and Zenith Capital, Inc. f/k/a Pace Financial Management, Inc., (District
-------------------------------------------------------------------
Court of Dallas County, Texas, Case No. 94-10051M). Karen Murphy, in her capacity as trustee of the Estate of Doris Berglund Brock and B. Coleman Renick, Jr. began this action on September 27, 1994 by filing a Complaint in the District Court for Dallas County, Texas against the defendants. Plaintiffs (who are not related to BCI) asserted causes of action identical to those asserted by Plaintiff Howell in the case described above, which causes of action allegedly arise out of the facts described above in the Howell case. Plaintiffs claim to
                                              ------
be similarly situated to Plaintiff Howell. Plaintiffs seek actual damages in the amount of at least $6.0 million, all profits made by defendants Beck, Video Superstores Master Limited Partnership, VSMI Limited Partnership and SAB Acquisition Company, Inc. in the amount of at least $118 million and all profits made by defendant Blockbuster in an additional amount of at least $117 million, $350,000 in returned or forfeited compensation paid to one of the defendants, exemplary damages in the amount of at least $1 billion, attorneys' fees, costs, expenses, interest and such other and further relief as the court may determine. In October 1996, the court dismissed with prejudice all of the plaintiffs' claims except their claims for breach of fiduciary duty and conspiracy to commit same. As of the date of this offering circular, discovery is in process and trial has been scheduled for May 1997. The defendants deny the material allegations asserted in the Complaint and intend to vigorously defend against the Complaint.

     Andrew's Chicken Corp. and GCP Chicken, Inc. v. Boston Chicken, Inc.,
     --------------------------------------------------------------------
(Superior Court of the Commonwealth of Massachusetts, Suffolk County, Civil Action No. 93-5671E). The plaintiffs in this action filed a complaint on October 1, 1993. Andrew's Chicken Corp. ("Andrew's") was an area developer under an Area Development Agreement with BCI and was also a franchisee of BCI. GCP Chicken, Inc. ("GCP") was a franchisee of BCI whose franchise agreement was entered into under the Area Development Agreement with Andrew's. The plaintiffs alleged that they had substantially complied with the Area Development Agreement and their franchise agreements. The plaintiffs alleged that BCI used the failure of Andrew's to meet its development schedule and quality deficiencies in the operation of their franchised Boston Market Units as pretexts to terminate the Area Development Agreement and to threaten termination of the franchise agreements. As remedies, the plaintiffs sought an injunction for the alleged wrongful termination of the Area Development Agreement; lost profits on the Boston Chicken Units that would have been developed if the Area Development had not been terminated; damages for breach of the implied covenant of good faith and fair dealing and for alleged unfair and deceptive acts under Massachusetts General Laws Chapter 93A; a temporary restraining order and preliminary injunction prohibiting BCI from developing or operating Boston Chicken units in Rhode Island; a temporary restraining order and preliminary injunction prohibiting BCI from terminating the plaintiffs' franchise agreements and a declaratory judgment that BCI had no basis on which to terminate the plaintiffs' franchise agreements and that BCI's alleged attempts to terminate those agreements constituted breaches of contract, a breach of the covenant of good faith and fair dealing and a violation of Chapter 93A. On May 23, 1994, BCI removed the case to federal court. In November 1994, BCI purchased the Boston Chicken Units operated by the plaintiffs in Cranston and Newport, Rhode Island. In accordance with this transaction, the plaintiffs and BCI dismissed this proceeding with prejudice with each party to bear its own costs and fees. No portion of the purchase price for the Units was allocated to settlement of this litigation.

     Boston Chicken, Inc. v. William L. Weiss, Gloria Weiss, Jan Marshall, and
     -------------------------------------------------------------------------
Jill Marshall, (United States District Court, District of Massachusetts, Civil
-------------
Action No. 94-12284-PBS). On or about November 16, 1994, BCI filed this action against the above-named individuals, each of whom guaranteed certain of the obligations of JM Boston Associates, Inc. ("JM Boston"), a former franchisee of BCI, under two (2) franchise agreements between BCI and JM Boston. BCI filed suit seeking to enforce the guaranty signed by each of the defendants and recoup certain past due royalty fees and advertising contributions. In September 1994, JM Boston began a proceeding under Chapter 11 of the United States Bankruptcy Code. In re JM Boston Associates Inc. d/b/a Boston Chicken, United States
       -------------------------------------------------------------------
Bankruptcy Court, United States Bankruptcy Court, District of Massachusetts,
----------------
Case No. 94-16192-CJK. Under a Stipulation dated November 17, 1994, BCI and JM Boston stipulated that BCI had effectively terminated the franchise agreements between the parties before JM Boston filed its petition with the bankruptcy court. On December 8, 1994, BCI filed an adversarial proceeding against JM Boston to enforce the post-termination provisions under the Franchise Agreements, to transfer the telephone numbers of JM Boston's Chicken Units to BCI and to obtain a temporary restraining order and injunctive relief. On December 22, 1994, the bankruptcy court ordered

JM Boston to complete full de-identification of the units. On January 5, 1995, the bankruptcy court ordered JM Boston to transfer the telephone numbers to BCI and scheduled a hearing for February 1995 regarding enforcement of the post-termination covenant not to compete. On or about January 5, 1995, defendants William Weiss and Gloria Weiss (the "Weisses") filed an answer, affirmative defenses, and a counterclaim against BCI in their proceeding. The Weisses claimed that BCI should not recover on its claim against them because BCI failed to state a claim upon which relief could be granted and because BCI was barred from recovering money damages by the doctrines of set-off, recoupment, estoppel, unclean hands, breach of contract and waiver. The Weisses also alleged that BCI violated the Massachusetts unfair and deceptive practices act, asserting that BCI made oral and written representations (at the time JM Boston entered into one of its franchise agreements) that it would assist JM Boston in acquiring additional Boston Chicken Units which could be serviced by one of the Units operated by JM Boston. The Weisses' claimed that BCI willfully and knowingly took actions to prevent JM Boston from acquiring additional Units so that BC Boston, L.P., a BCI area developer (which is beneficially owned, in part, by Lawrence Beck, the father of Scott Beck and Tom Beck), could acquire all of the Boston Chicken Units in the Boston, MA ADI. The Weisses sought unspecified damages, treble damages, attorneys' fees, costs of suit, and such other relief as the court deemed just and appropriate. On or about January 10, 1995, JM Boston filed a counterclaim in its bankruptcy proceeding which was identical to that filed by the Weisses in their action. In August, 1995, the parties entered into a Stipulation of Settlement pursuant to which all claims were dismissed with prejudice. None of the parties paid any money to any other party in connection with the settlement of these cases.

     Robert L. Lambert, Robert F. Lambert and American Maritime Officers, f/k/a
     --------------------------------------------------------------------------
District 2 Marine Engineers Beneficial Association -- Associated Maritime
-------------------------------------------------------------------------
Officers, AFL-CIO v. Viacom, Inc., H. Wayne Huizenga, Scott A. Beck, Steven R.
------------------------------------------------------------------------------
Berrard, Joseph J. Burke, B&L Holding Corp., Blockbuster Holding Corp., and FLC
-------------------------------------------------------------------------------
Holding Corp., Inc., (Circuit Court, Broward County, Florida Case No. 95-08900).
-------------------
On June 27, 1995, Robert F. and Robert L. Lambert (the "Lamberts"), founders of Florida Princess Cruise Lines, Inc., Standard Cruise Lines, Inc. and Fort Lauderdale Charter Corp. (the "Lambert Companies"), and the American Maritime Officers, f/k/a District 2 Marine Engineers Beneficial Association -- Associated Maritime Officers AFL-CIO (the "Union"), a New York corporation and an American maritime union, brought this action against the defendants. Scott A. Beck is included as a defendant, although the complaint in the lawsuit does not make any specific allegations concerning Mr. Beck. The plaintiffs' claims arise from a business enterprise in which Blockbuster Entertainment Corporation ("Blockbuster Entertainment") (which was subsequently merged into Viacom, Inc.) and certain of its affiliates entered into transactions with the Lamberts and companies controlled by them to purchase 60% of the stock in B&L Holding Corp. ("B&L Holding"), which controlled the Lamberts' luxury cruise line operations, and to develop a cruise business. On July 16, 1990, Blockbuster Holding Corp. ("Blockbuster Holding"), a wholly-owned subsidiary of Blockbuster Entertainment, paid the Lamberts $31,000 in cash and issued a promissory note for $569,000 (the "Blockbuster Note") as consideration for the 60% interest in B&L Holding. The Lamberts retained a 40% interest in B&L Holding. The Lamberts allege that, through a stock redemption agreement dated December 14, 1990, Blockbuster Entertainment caused B&L Holding to redeem the Blockbuster Note and coerced Florida Princess Cruise Lines to issue a promissory note (the "Princess Note") to Blockbuster Entertainment in the amount of $600,000. The Lamberts allege that the inability of Florida Princess Cruise Lines to pay the Princess Note and the defendants' failure to provide financing to B&L Holding caused the Lambert Companies to fail. They further allege that this allowed defendant FLC Holding Corp. to acquire a cruise ship from the Lambert Companies on favorable terms.

     Specifically, the Lamberts allege that the defendants: (1) fraudulently misrepresented that they would adequately promote the cruise line business of B&L Holding and adequately finance B&L Holding so that it could pay the Princess Note and its other debts; (2) interfered with the Lamberts' business opportunities and relationships by causing the Lambert Companies to fail; (3) individually and as directors and officers of Blockbuster Entertainment and Blockbuster Holding breached their fiduciary duty to the Lamberts as minority shareholders of B&L Holding by causing B&L Holding to incur debt which B&L Holding could not repay; and (4) conspired to defraud the Lamberts out of their businesses. The Lamberts claim compensatory damages of more than $25,000,000 and exemplary damages of more than $250,000,000 in each count of the complaint.

     The American Maritime Officers union (the "Union") claims that the defendants: (1) interfered with the Union's business relationships and opportunity to generate union dues and economic benefits for its members who would have served as crew members on the vessels operated by the cruise lines if the cruise lines had not failed; and (2) caused Blockbuster Holding and B&L Holding to breach the Memorandum of Understanding with the Union under which the Union was to provide crew members for the cruise ships. The Union claims more than $500,000 in compensatory damages and more than $250,000,000 in exemplary damages.

     The defendants have filed a motion for summary judgment and a motion to dismiss this lawsuit stating that the claims made by the Lamberts were all previously decided against the plaintiffs and in favor of the defendants in earlier litigation among the parties which occurred in 1991. The court denied the motion for summary judgment and granted the motion to dismiss the Union's breach of contract claim. The case is currently in the discovery and court-ordered mediation phase and is scheduled for trial in April 1997. The defendants intend to vigorously defend against the plaintiffs' claims.

     Other than these 10 actions, no litigation is required to be disclosed in this offering circular.

                                    ITEM 4
                                    ------

                                  BANKRUPTCY

     Service America Corp. filed for reorganization under the U.S. Bankruptcy Code (U.S. Bankruptcy Court, District of Connecticut, Bridgeport Division, Case No. 92-53483) on October 20, 1992. Service America Corporation is not related to BCI. Bruce Burnham was Vice President, Purchasing of Service America Corp. from May, 1990 to February, 1994. A judgment order was issued on June 30, 1993 confirming the debtor's Fourth Amended Joint Plan of Reorganization and granting relief. Service America Corp. is in the contract food service management and vending business and is located at 100 First Stamford Place, Stamford, Connecticut 06904.

     Other than this action, no person previously identified in Items 1 or 2 of this offering circular has been involved as a debtor in proceedings under the U.S. Bankruptcy Code required to be disclosed in this Item.

                                    ITEM 5
                                    ------

                             INITIAL FRANCHISE FEE

DEVELOPMENT AGREEMENT
---------------------

     DEVELOPMENT FEE.
     ---------------

     You must pay BCI a non-refundable development fee (the "Development Fee") in a lump sum upon execution of the Development Agreement. The Development Fee will be an amount equal to $5,000.00 multiplied by the number of Boston Market Units to be developed under the Development Agreement. The Development Fee is generally uniform for all Developers executing the Development Agreement and is deemed fully earned upon payment, although BCI has negotiated the amount of the Development Fee in certain cases in the past.

     DEPOSIT.
     -------

     In addition to the Development Fee, you must pay BCI a non-refundable deposit (the "Deposit") toward the Initial Franchise Fees (defined in Section 5.B.) due under Franchise Agreements which may be entered into under the Development Agreement. The Deposit will be payable in a lump sum upon execution of the Development Agreement and will be an amount equal to the product of $5,000.00 multiplied by the aggregate number of Boston Market Units you must develop under the Development Agreement. The Deposit will be applied in $5,000.00 increments to reduce the amount of the Initial Franchise Fee payable under each Franchise Agreement as it is executed under the Development Agreement. The Deposit is generally uniform for all Developers executing Development Agreements with BCI and is deemed fully earned upon payment, although in certain circumstances in the past BCI has allowed Developers to pay a portion of the Deposit at a later date.

     MARKET PLAN FEE.
     ---------------

     Before the execution of the Development Agreement and during the Development Term, you may purchase from BCI market plans on the demographics of each Sub-Area ("Market Plans") in which you retain the right to develop Boston Market Units. BCI's current charge for such Market Plans is $75.00 per trade area within the geographic territory covered by the plan.

     COMMUNICATION AND INFORMATION SYSTEMS.
     -------------------------------------

     You must enter into BCI's form of Computer and Communications Systems Agreement (the "Systems Agreement"), as described in Item 8 below. A copy of the current form of the Systems Agreement is attached to this offering circular as Exhibit N. If you do not purchase the Computer System (defined in Item 8 below) from BCI, you must pay BCI a reasonable installation and testing fee to BCI upon BCI's installation and testing of the operation of the Licensed Program (defined in Item 8 below) with the Computer System. BCI's current fee for this service is $3,500.00. The installation and testing fee is generally uniform for all Developers who do not purchase the Computer System from BCI and it is not refundable.

     Upon installation of the Licensed Program on your Computer System, you must pay to BCI a Software License Fee of Fifteen Thousand Dollars ($15,000.00). The Software License Fee is generally uniform for all Developers and it is not refundable. You must also pay to BCI a charge for the use of certain third party computer software. The current charge is approximately $1,600.00. Of this amount, BCI pays $1,000.00 to Compris Technologies, Inc. and the balance to various other software suppliers.

     TARGET SITE FEE.
     ---------------

     As described in Item 12 of this offering circular, you must pay to BCI either a "Site Location Fee" of $10,000.00 or a "Site Location and Negotiation Fee" of $20,000.00 plus BCI's reasonable out-of-pocket expenses incurred in locating a "Target Site" (as defined in Item 12) and negotiating the lease or purchase agreement, if any, for it. The Target Site Fee will be payable within ten (10) days after BCI delivers to you a lease or purchase agreement, if any, and the Franchise Documents (defined in Item 12) for the Target Site.

     CONVERSION SITES.
     ----------------

     As described in Item 12 of this offering circular, if you purchase a Conversion Site (defined in Item 12) from BCI, you must pay to BCI the price BCI paid for it, in addition to signing a Franchise Agreement for the Conversion Site. That price will include that portion of the direct and indirect costs and liabilities allocated to such Conversion Site incurred or assumed by BCI in acquiring it, whether paid or owed to the seller of the Conversion Site, BCI, its affiliates or third parties and other expenses allocated to the Conversion Site (including losses, whether from continuing operations or closing acquired units) plus interest at BCI's cost of money on the balance of such amounts from time to time.

FRANCHISE AGREEMENT
-------------------

     INITIAL FRANCHISE FEE.
     ---------------------

     You must pay BCI's current initial franchise fee (the "Initial Franchise Fee") of $35,000.00 in a lump sum upon execution of the Franchise Agreement, less any applicable Deposits. As described above, if the Franchise Agreement is executed under a Development Agreement, $5,000.00 of the Deposit will be credited toward the Initial Franchise Fee payable under the Franchise Agreement. The Initial Franchise Fee is non-refundable and deemed earned upon payment. The Initial Franchise Fee is generally uniform for all Franchise Owners executing a Franchise Agreement with BCI.

     COMMUNICATION AND INFORMATION SYSTEMS.
     -------------------------------------

     You are obliged to enter into the Systems Agreement for each Boston Market Unit on terms analogous to those on which Developers must do so. The fees payable by you under the Systems Agreement for each Unit are the same as those described above, are generally uniform for all Franchise Owners, and are not refundable.

     CONSTRUCTION PLANS.
     ------------------

     BCI will prepare, at your request, the preliminary layout for the Boston Market Unit at BCI's then-current charge (which is currently $750.00). This charge will be uniform for all Franchise Owners requesting BCI to prepare the preliminary layout and is not refundable.

     GRAND OPENING ADVERTISING.
     -------------------------

     You must pay to BCI $10,000.00 in a lump sum upon the execution of the Franchise Agreement to be expended by BCI at your direction (or if you do not give BCI timely direction, at BCI's direction) on grand opening advertising and promotion during the period beginning 10 days before, and 90 days after, the opening of the Boston Market Unit. This payment is uniform for all Franchise Owners and is not refundable.

     MALL SITE FEE.
     -------------

     If you elect to develop and operate a Boston Market Unit at a Mall Site (defined in Item 12) within the Territory, in addition to signing a lease for the premises of the site and signing a Franchise Agreement, you must pay to BCI a site location fee (the "Mall Site Fee") equal to $5,000 plus BCI's reasonable out-of-pocket expenses incurred in locating the Mall Site and negotiating the lease, if any. The Mall Site Fee will be payable within 10 days after BCI delivers to you the Franchise Agreement and, if applicable, the lease, for the Mall Site.

                                    ITEM 6
                                    ------

                                  OTHER FEES

======================================================================================================================
                                                    DEVELOPMENT AGREEMENT/(1)/
-----------------------------------------------------------------------------------------------------------------------
   NAME OF FEE/(2)/                  AMOUNT                DUE DATE                       REMARKS
-----------------------------------------------------------------------------------------------------------------------
Software Support                $323.00 per              8th day before        BCI may increase fee
Fee                             Accounting               each
                                Period/(3)/              Accounting Period
-----------------------------------------------------------------------------------------------------------------------
Market Plan                     BCI's then current       Upon your request
                                charge
                                Current charge --
                                $75.00 per trade
                                area within the
                                geographic territory
                                covered by the plan
-----------------------------------------------------------------------------------------------------------------------
Additional Training             Will vary under          Upon your request     See footnote (4) and Item 11
                                circumstances
-----------------------------------------------------------------------------------------------------------------------
Training Materials              Will vary under          Upon your request     See footnote (5) and Item 11
                                circumstances
-----------------------------------------------------------------------------------------------------------------------
Indemnification                 Will vary under          As incurred           You must reimburse BCI for, and
                                circumstances                                  defend BCI against, claims against
                                                                               BCI and taxes imposed on BCI
                                                                               arising out of your activities related
                                                                               to the Development Agreement.
-----------------------------------------------------------------------------------------------------------------------
Legal Fees &                    Will vary under          As incurred           Payable upon your failure to comply
Costs                           circumstances                                  with Development Agreement
-----------------------------------------------------------------------------------------------------------------------


======================================================================================================================
                                                    DEVELOPMENT AGREEMENT/(1)/
-----------------------------------------------------------------------------------------------------------------------
   NAME OF FEE/(2)/                  AMOUNT                DUE DATE                       REMARKS
-----------------------------------------------------------------------------------------------------------------------
Transfer Fee                    $5,000.00 plus out-      Before
                                of-pocket expenses       consummation of
                                                         transfer
-----------------------------------------------------------------------------------------------------------------------
Offering Expenses               Will vary under          As incurred           You must reimburse BCI for its
                                circumstances                                  reasonable expenses (including
                                                                               attorneys' fees) with any offering of
                                                                               securities by you, a Franchise
                                                                               Owner, or an entity having an
                                                                               interest in you, a Franchise Owner
                                                                               or the Development Agreement
-----------------------------------------------------------------------------------------------------------------------
Local Ad Fund                   Will vary under                                See footnote (6)
Contribution                    circumstances
-----------------------------------------------------------------------------------------------------------------------
Sublease of                     Will vary under                                See Items 8 and 10 of this offering
Approved Sites                  circumstances                                  circular
-----------------------------------------------------------------------------------------------------------------------
Accounting                      See Footnote (7)         By the 20th day       If you participate in the Financed
Services Fees                                            following each        Area Developer Program, you must
                                                         Accounting Period     use BCI's accounting services under
                                                                               the Accounting and Administrative
                                                                               Services Agreement attached to the
                                                                               Secured Loan Agreement
======================================================================================================================

--------------------------------
     (1) You will also be responsible for other fees and payments as required under the Franchise Agreements entered under the Development Agreement, which are described below.

     (2) Except as noted, all fees are imposed by and payable to BCI. All fees are non-refundable.

     (3)  An "Accounting Period" is each four week accounting period of BCI.

     (4) BCI or a Boston Market Developer authorized to provide training trains your initial Chief Operating Officer, Development Director, Training Director and Marketing Director and the Unit Manager and the Additional Manager for each of your first 3 Boston Market Units at no charge (See Item 11). At your request, additional personnel and replacement personnel will be trained at the then current charges which will be payable to BCI or the Developer providing the training.

     (5) If you provide training to personnel of your Boston Market Units, as we may require you to do, BCI or its designee will provide you with appropriate training materials and refresher/updated materials at then current standard charges.

     (6) You must contribute to the Local Ad Fund the standard amount required periodically under the Franchise Agreement or, if it is greater, an amount which, when aggregated with the Local Ad Fund contributions of your Boston Market Units, will be sufficient to enable you, through the Local Ad Fund, to commence, within one year of opening your first Boston Market Unit, television advertising in the Dominant Marketing Area (or such other geographic market designation as BCI may use) in which the applicable Sub-Areas or Development Area is located at a minimum level of 150 gross ratings points for a minimum of 35 weeks per calendar year, at least one-half of which gross ratings points must be in prime time television viewing time.

     (7) (a) During the time before the opening of the thirtieth Boston Market Unit accounted for under the Accounting and Administrative Services Agreement, the fee payable by you for each Accounting Period will be $750 per Unit for all Units operated by you.

          (b) Upon the opening of the thirtieth Boston Market Unit accounted for under the Accounting and Administrative Services Agreement, and before the opening of the fiftieth Boston Market Unit accounted for under the Accounting and Administrative Services Agreement, the fee payable by you for each Accounting Period is $650 per Unit for all Units operated by you.

          (c) Upon the opening of the fiftieth Boston Market Unit accounted for under the Accounting and Administrative Services Agreement, and before the opening of the one hundredth Boston Market Unit accounted for under the Accounting and Administrative Services Agreement, the fee payable by you for each Accounting Period is $550 per Unit for all Units operated by you.

          (d) Upon the opening of the one hundredth Boston Market Unit accounted for under the Accounting and Administrative Services Agreement, and before the opening of the two hundredth Boston Market Unit accounted for under the Accounting and Administrative Services Agreement, the fee payable by you for each Accounting Period is $450 per Unit for all Units operated by you.

          (e) Upon the opening of the two hundredth Boston Market Unit accounted for under the Accounting and Administrative Services Agreement, and for all additional Units opened, the fee payable by you for each Accounting Period is $350 per Unit for all Units operated by you.

               If you and the Boston Chicken Units meet certain reporting requirements, administrative procedure compliance requirements and timeliness deadlines as BCI may establish and announce in its sole discretion, the Unit fees in (a) through (e) above will be reduced to $600, $500, $400, $300, and $250, respectively.

          You must also reimburse BCI for all non-ordinary, out-of-pocket expenses incurred by BCI or its affiliates in providing the services rendered by them under the Accounting and Administrative Services Agreement including travel expenses, legal fees, fees of experts, audit fees, tax fees, payroll service fees, etc. All non-ordinary, out-of-pocket expenses, however, must be approved by you before incurring such expenses.

================================================================================================================
                                                        FRANCHISE AGREEMENT
----------------------------------------------------------------------------------------------------------------
  NAME OF FEE/(1)/            AMOUNT                 DUE DATE                   REMARKS
----------------------------------------------------------------------------------------------------------------
Royalty                  5% of Royalty Base      20th day following     See footnote (2)
                         Revenue                 each Accounting
                                                 Period
----------------------------------------------------------------------------------------------------------------
Marketing Fund           2% of Royalty Base      20th day following     See Item 11
Contribution             Revenue                 each Accounting
                                                 Period
----------------------------------------------------------------------------------------------------------------
Local Advertising        4% of Royalty Base      20th day following     See footnote (3) and Item 11
Fund Contribution        Revenue                 each Accounting
                                                 Period
----------------------------------------------------------------------------------------------------------------
Software Support         $323 per                8th day before         Subject to increase upon written
Fee                      Accounting period       Accounting Period      notice
----------------------------------------------------------------------------------------------------------------
Software                 $400 per year           As billed by the       See footnote (4)
Maintenance                                      software supplier
Charges
----------------------------------------------------------------------------------------------------------------
Training and             Will vary under         As incurred            See footnote (5) and Item 11
Special Assistance       circumstances
----------------------------------------------------------------------------------------------------------------
Interest                 Lesser of 18% per       Upon payment of
                         annum or highest        past due amounts
                         legal rate              owed
----------------------------------------------------------------------------------------------------------------
Cleaning, Repair,        Will vary under         5th day after          Payable if you do not maintain the
Remodeling,              circumstances           receipt of bill        condition and appearance of the Unit
Upgrading                                                               and BCI arranges to do so
----------------------------------------------------------------------------------------------------------------
Product Evaluation       Cost of evaluation,     As incurred            This covers BCI's cost of testing
Costs                    inspection, and                                new products, goods and supplies or
                         supervision of                                 inspecting new suppliers you
                         distributor/supplier                           propose
----------------------------------------------------------------------------------------------------------------
Reimbursement of         Will vary under         As incurred            Payable if you fail to obtain required
Insurance Costs          circumstances                                  insurance and BCI obtains on your
                                                                        behalf
----------------------------------------------------------------------------------------------------------------

================================================================================================================
                                                        FRANCHISE AGREEMENT
----------------------------------------------------------------------------------------------------------------
  NAME OF FEE/(1)/            AMOUNT                 DUE DATE                   REMARKS
----------------------------------------------------------------------------------------------------------------
Reimbursement of         Will vary under         As incurred            See footnote (6)
Inspection and           circumstances
Audit Costs
----------------------------------------------------------------------------------------------------------------
Transfer Fee             $5,000 plus out-of-     Before
                         pocket expenses         consummation of
                                                 transfer
----------------------------------------------------------------------------------------------------------------
Offering Expenses        Will vary under         As incurred            You must reimburse BCI for
                         circumstances                                  reasonable expenses (including
                                                                        attorneys' fees) with any offering of
                                                                        securities by you or an entity having
                                                                        an interest in you or the Franchise
                                                                        Agreement
----------------------------------------------------------------------------------------------------------------
Successor                33 1/3% of then-        When you sign
Franchise Fee            current Initial         successor Franchise
                         Franchise Fee           Agreement
----------------------------------------------------------------------------------------------------------------
Indemnification          Will vary under         As incurred            You must reimburse BCI for, and
                         circumstances                                  defend BCI against, claims against
                                                                        BCI and taxes imposed on BCI
                                                                        arising out of your activities related
                                                                        to the Franchise Agreement
----------------------------------------------------------------------------------------------------------------
Legal Fees and           Will vary under         As incurred            Payable upon your failure to comply
Costs                    circumstances                                  with the Franchise Agreement
----------------------------------------------------------------------------------------------------------------
Demographic              BCI's then current      Upon your request      See footnote (7)
Reports                  charge.  Current
                         charge:  $25.00-
                         $150.00
===============================================================================================================


     (1)  All fees are non-refundable and are imposed by and payable to BCI.

     (2) The term "Royalty Base Revenue" means and includes the gross revenue from all sales of Products and all other products and services sold or performed by or for you or the Boston Market Unit in, upon, from, or away from the Boston Market Unit, or through or by means of the business conducted under the Franchise Agreement, whether for cash or credit, including any assumed gross revenue calculated for the purpose of an insurance claim for lost profits to the extent such claim is paid by the insurer, but excluding: (1) all sales or service taxes collected from customers and paid or payable to the appropriate taxing authority; (2) all customer refunds, valid discounts and coupons, and credits made by the Unit (such exclusions will not include any reductions for credit card user fees, returned checks or reserves for bad credit or doubtful accounts); and (3) any portion of employee meals for which you do not charge the employee. Under the Flagship/Satellite Rider, the parties acknowledge that Royalty Base Revenue will not include revenue, if any, derived from your Satellite Store, or your Flagship Stores's sale of products to a Satellite Store owned and operated by you, provided such product are intended for resale at the Satellite Store.

     (3) BCI may periodically require you to increase your Local Ad Fund contributions, although the Local Ad Fund contributions will not exceed more than 4.25% before 1998, 4.5% before 1999, 4.75% before 2000, and 5% during any remaining term of the Franchise Agreement. (Note that these amounts may be higher under certain circumstances. See Note 6 to the preceding chart in Section 6 of this Offering Circular). If you are not a member of a Local Advertising Fund, you will be required to spend these amounts on local advertising on your own, rather than contribute them to a Local Advertising Fund.

     (4) These are the charges in effect as of the date of this offering circular. These charges are set by BCI's software suppliers and are collected by BCI and turned over to the suppliers, although BCI may continue to collect these amounts even if they are no longer charged to BCI by its suppliers.

     (5) At your request, BCI or its designee will provide initial training to additional or replacement personnel (and any manager who failed to complete training to BCI's satisfaction) at BCI's then-current standard charges, which may include travel and lodging expenses of training personnel for training other than at the trainers' principal office. The current charge is $3,500 per employee trained, plus travel and lodging expenses, if applicable. BCI may offer, or require, additional or refresher training programs and may offer or require special assistance at BCI's per diem charges and may charge you, at its then-current charges, for updated, additional or refresher training materials provided to you or your personnel.

     (6) If an inspection or audit is made necessary because of your failure to submit reports, records or other information on a timely basis or if an audit reveals that you have understated revenue by more than 2%, you must reimburse BCI for the cost of the audit or inspection.

     (7) The demographic reports currently available and the current charge for each are as follows: (a) Trade Area Report - $50.00; (b) Grid Map - $150.00; (c) Radius - Report -$25.00; and (d) Traffic Map - $25.00.
          The charge will be determined by which and how many reports you request.

                                    ITEM 7
                                    ------

                              INITIAL INVESTMENT

DEVELOPMENT AGREEMENT
---------------------

     There is no initial investment required upon execution of the Development Agreement except for: (1) the payment of the Development Fee and Deposit, (the Deposit will be applied toward the Initial Franchise Fees due under the Franchise Agreements entered into under the Development Agreement); (2) the acquisition of the Computer System (including the Licensed Program and the Specified Software (defined in Item 8 below)), which is described in Item 8 of this offering circular; (3) the purchase of insurance; (4) the cost of the Demographic Detail Report, and (5) certain working capital funds (which vary greatly depending on the location of the Development Area and the number of Boston Market Units to be developed in the Development Area). However, an initial investment will be required for each Boston Market Unit developed. BCI's estimate of this investment follows.

                      YOUR ESTIMATED INITIAL INVESTMENT/(1)/

====================================================================================================================================

                ITEM                    ESTIMATED AMOUNT/    METHOD OF             WHEN DUE             WHETHER        TO WHOM
                                         LOW-HIGH RANGE       PAYMENT                                  REFUNDABLE        PAID
====================================================================================================================================

Initial Franchise Fee/(2)/                         $35,000   Lump Sum      Deposit upon execution          No        BCI
                                                             less any      of Development
                                                             Deposit       Agreement; remainder
                                                                           upon execution of
                                                                           Franchise Agreement
------------------------------------------------------------------------------------------------------------------------------------

Real Estate Brokerage Fees/(3)/                 $0-$30,000   As incurred   Upon satisfaction of            No        Real Estate
                                                                           lease/purchase                            Broker
                                                                           contingencies
------------------------------------------------------------------------------------------------------------------------------------

Professional Fees and Due                   $5,000-$25,000   As incurred   Before execution                No        Attorneys and
Diligence/(4)/                                                                                                       Consultants
------------------------------------------------------------------------------------------------------------------------------------

Lease Deposits/(5)/                             $0-$30,000   Lump Sum      Upon execution of lease        Yes        Lessor
------------------------------------------------------------------------------------------------------------------------------------

Leasehold Improvements/(6)/              $200,000-$500,000   As Incurred   Before construction or          No        Architects,
                                                                           renovation                                Engineers or
                                                                                                                     Contractors
------------------------------------------------------------------------------------------------------------------------------------

Furniture, Fixtures and Equipment        $250,000-$340,000   Lump Sum      Before opening                  No        Suppliers
(including Signage)/(7)/
------------------------------------------------------------------------------------------------------------------------------------

Opening Inventory and Supplies/(8)/        $15,000-$19,000   Lump Sum      Before opening                  No        BCI and
                                                                                                                     Suppliers
------------------------------------------------------------------------------------------------------------------------------------

Architectural or Engineering Fees          $7,000-$150,000   As Incurred   Before construction or          No        Architects or
and Permit and Impact Fees/(9)/                                            renovation                                Engineers;
                                                                                                                     governmental
                                                                                                                     agencies
------------------------------------------------------------------------------------------------------------------------------------

Grand Opening Advertising and                      $10,000   Lump Sum      Upon execution of               No        BCI/Suppliers
Promotion/(10)/                                                            Franchise Agreement
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

                ITEM                    ESTIMATED AMOUNT/    METHOD OF             WHEN DUE             WHETHER        TO WHOM
                                         LOW-HIGH RANGE       PAYMENT                                  REFUNDABLE        PAID
====================================================================================================================================

Miscellaneous Opening Costs                $25,000-$90,000   As Incurred   Before opening and              No        Suppliers,
                                                                           thereafter                                Employees, and
                                                                                                                     other Creditors

------------------------------------------------------------------------------------------------------------------------------------

Computer System (including Licensed        $38,000-$61,000   As Incurred   Before opening                  No        BCI and/or
Program and Specified                                                                                                Suppliers
Software)/(12)/
------------------------------------------------------------------------------------------------------------------------------------

Additional Funds -- 3 Months/(13)/       $180,000-$480,000   As Incurred   As Incurred                     No        BCI, Suppliers,

                                                                                                                     Employees and
                                                                                                                     other Creditors

------------------------------------------------------------------------------------------------------------------------------------

TOTAL ESTIMATED INITIAL                $765,000-$1,770,000
INVESTMENT/(14)/

(FOOTNOTES FOLLOW CHART)
====================================================================================================================================


FOOTNOTES TO THE ESTIMATED INITIAL INVESTMENT TABLE
---------------------------------------------------

     (1) GENERAL COMMENTS.  The amounts shown are BCI's reasonable estimates of
         ----------------
the amounts that you will typically spend for the purpose indicated. However, the actual costs incurred may be higher or lower for any given Boston Market Unit based upon the particular circumstances applicable to that Unit, including such factors as its location, size, number and experience of personnel, and whether the Boston Market Unit is a Flagship Store or a Satellite Store. BCI relied on its 5 1/2 years of experience in the food service business, the actual operating results of certain of its financed Developers, as well as the experience of certain of its officers in compiling these estimates. You should review these figures carefully with a business advisor before making any decision to purchase the Franchise.

     (2) INITIAL FRANCHISE FEE.  The basic Initial Franchise Fee is $35,000.00.
         ---------------------
If the Franchise is granted under a Development Agreement, a Deposit of $5,000.00 toward the Initial Franchise Fee of $35,000.00 will be payable upon execution of the Development Agreement, in addition to the Development Fee payable under the Development Agreement. The Deposit paid under the Development Agreement will be credited toward the Initial Franchise Fee due for each Franchise Agreement executed under the Development Agreement during the applicable Sub-Area Term or Development Term. See Item 5 of this offering circular. As described in Item 6 of this offering circular, if you elect to accept BCI's offer to operate a Boston Market Unit at a Target Site or a Mall Site, you will be required to pay a Site Location Fee, Site Location and Negotiation Fee or a Mall Site Fee to BCI.

     (3) REAL ESTATE BROKERAGE FEES.  These fees represent commissions payable
         --------------------------
to real estate brokers for securing possession of a site for the Boston Market Unit, whether by lease or purchase.

     (4) PROFESSIONAL FEES.  This amount represents fees payable to professional
         -----------------
advisors (attorneys and accountants) for the evaluation of the franchise and real estate contracts, as well as any negotiations.

     (5) LEASE DEPOSITS.  This amount represents an estimate of up to six (6)
         --------------
months' security deposit under the lease for the premises of a Boston Market Unit where rent is $60,000.00 annually. Lease deposits vary widely from location to location, and generally are refundable.

     BCI estimates that the average location will have approximately 2,700 to 3,400 square feet with rentals that vary greatly depending on geographic location, but broadly range from $10.00 to $40.00 per square foot or more per annum. BCI estimates an average rental rate of $20.00 per square foot. As described in Item 8 of this offering circular, if you own an Approved Site (defined in Item 8 below), BCI may require that you lease the Approved Site to BCI and BCI will sublease the Approved Site back to you.

     BCI estimates that the location for a Flagship Store will have approximately 5,200-5,800 square feet. Therefore, lease deposits may range up to $55,000.00 for a Flagship Store.

     If you purchase the Site (defined in Item 8) for the Boston Market Unit, the initial investment will be significantly higher, in the range of $200,000.00 to $750,000.00 or more in incremental cost, depending on the location and costs of development of the Site and construction of improvements. Purchase contracts generally require earnest money deposits of 5% to 25% or more of the purchase price, which earnest money deposits may or may not be refundable.

     (6) LEASEHOLD IMPROVEMENTS.  BCI assumes a Boston Market Unit will require
         ----------------------
approximately 2,700 to 3,400 square feet with frontage of typically 40 feet. Leasehold improvement costs are expected to range from $70 to $80 or more per square foot. The costs of leasehold improvements may increase if a particular site has unusual dimensions or seating requirements. Variations in leasehold improvements also are attributable to size and condition of the premises, construction, labor and installation costs, geographic location and compliance with state and municipal building and zoning laws and regulations. The interior and exterior of the Boston Market Unit must be renovated to conform to BCI's unit design specifications. Factors such as the amount of heating, ventilation and air conditioning, an adequate electrical system and adequate access to water, among other items, can have a significant effect on the total cost of leasehold improvements.

     BCI estimates that a Flagship Store will require approximately 5,200 to 5,800 square feet. Therefore, leasehold improvements for a Flagship Store may range up to $640,000.

     (7) FURNITURE, FIXTURES AND EQUIPMENT.  Furniture, fixtures and equipment
         ---------------------------------
includes interior and exterior signs, serving-line equipment, refrigeration, cooking and heating equipment, cash registers (including capacity for computerized financial information collection) decor, furniture, exhaust system, and smallwares. BCI estimates that the cost of furniture, fixtures and equipment: (a) for a Satellite Store will range from $250,000 to $340,000, and
(b) for a Flagship Store will range from $430,000 to $500,000.

     (8) OPENING INVENTORY AND SUPPLIES.  This item includes all initial food
         ------------------------------
products, inventory and paper supplies inventory and smallwares. BCI estimates that the cost of opening inventory (a) for a Satellite Store will range from $12,000 to $14,000; and (b) for a Flagship Store will range from $25,000 to $30,000.

     (9) ARCHITECTURAL OR ENGINEERING FEES AND PERMIT AND IMPACT FEES.  Charges
         ------------------------------------------------------------
for architects or engineers vary widely depending on the quality, reputation and experience of the professionals engaged, the geographic area and the nature and extent of the work to be performed. At a minimum, you will have to incur such costs in the preparation of initial schematic drawings (approximately $750.00) as well as the final site construction plan (estimated to range from $7,000 to $25,000 or more). Permit and impact fees vary widely depending on the geographic area but range from $1,000 to $150,000 or more.

     (10) GRAND OPENING ADVERTISING.  You must expend no less than $10,000.00
          -------------------------
for the Boston Market Unit's grand opening advertising and promotion program during the period 10 days before, and 90 days after, the opening of the Unit. You can anticipate engaging in a variety of promotions including the use of print media, direct mail, and/or radio or television. Such costs can vary widely depending on the quality, reputation and experience of the advertising agencies engaged, the geographic area and the nature and extent of advertising and promotions which will take place. To ensure that such expenditures occur, BCI collects the $10,000 minimum and reimburses you or expends such sums as incurred when such costs are incurred and documented.

     (11) MISCELLANEOUS OPENING COSTS.  This is an estimate of the working
          ---------------------------
capital funds required to be available to cover pre-opening expenses including: lodging, meals and travel expenses for at least two persons attending the initial training program; initial employee wages; utility deposits; insurance premiums; architectural fee for preparation of the Boston Market Unit's initial schematic drawing; fee for BCI's Demographic Detail Report used for site selection; license and permit costs; uniforms; recruitment and in-store training expenses; various kitchen smallwares as well as additional operating capital for other variable costs (e.g., electricity, telephone, heat, etc.).

     (12) COMPUTER SYSTEM (INCLUDING LICENSED PROGRAM AND SPECIFIED SOFTWARE).
          -------------------------------------------------------------------
As described in Item 8 of this offering circular, BCI may require you to purchase, lease or obtain the Computer System (including the Licensed Program and the Specified Software). The Estimated Initial Investment Table includes the estimated cost of purchasing, leasing or obtaining all aspects of the Computer System as currently configured, including the Software License Fee. You will, however, be required to incur certain costs and expenses to purchase, lease or obtain revised or upgraded components of the Computer System when specified by BCI.

     (13) ADDITIONAL FUNDS.  This amount represents an estimate of all payments,
          ----------------
costs, and expenses necessary to operate the Boston Market Unit during the first 3 months of operation. It includes amounts required for inventory, employee compensation and benefits, recruitment and training expenses, utilities, supplies, telephone and mail charges, security system, music, repair and maintenance, uniforms and laundry, bank charges, financing payments, royalties, advertising contributions, and rental and all other related charges. The amount will vary, in part, upon the Boston Market Unit's revenues during the first 3 months of operation. You should set aside an additional amount for living expenses during the Boston Market Unit's start-up period as no such amount has been included in these figures since they vary widely with each individual.

     (14) FINANCING.  BCI does not offer, either directly or indirectly,
          ---------
financing to you for any of the above items, other than under its Financed Area Developer Program for certain

Developers, its equipment lease financing, and its Sale/Leaseback Program for certain Sites, as described in Item 10 below. The availability and terms of financing from independent third parties will depend on factors such as the availability of financing generally, your creditworthiness and the collateral you make available to secure any such financing. Pledges of assets are subject to the transfer provisions of the Development Agreement and Franchise Agreement.

                                     ITEM 8
                                     ------

                RESTRICTIONS ON SOURCES OF PRODUCTS AND SERVICES

DEVELOPMENT AGREEMENT
---------------------

     DEMOGRAPHIC REPORTS.
     -------------------

     At the beginning of the Development Term, and on an annual basis during the Development Term, you may purchase Market Plans from BCI for those Sub-Areas where you retain development rights, as noted in Items 5 and 6 of this offering circular. BCI will derive revenue from providing Market Plans to you. BCI cannot estimate what percentage the cost of Market Plans will represent of your initial and ongoing purchases and leases of goods and services because the cost will vary with the number of sites included in each report. BCI derived $154,683 from the sale of Market Plans in 1996 and other demographic reports, which represented less than one percent of BCI's total 1996 revenue (which was $264,508,234).

     COMMUNICATION AND INFORMATION SYSTEMS.
     -------------------------------------

     You must install, use and transmit information to, or allow the electronic collection of information by BCI through the Computer System, the Specified Software and Licensed Program (all as defined under "Franchise Agreement" below in this Item 8), as it is comprised periodically and the components of the Computer System are determined, as described below. If you participate in the Financed Area Developer Program, you will be required to utilize BCI's accounting services. See Items 6 and 10 of this offering circular. BCI billed $4,802,000 for its provision of accounting services in 1996.

     SITE REVIEW AND APPROVAL.
     ------------------------

     You must comply with BCI's specifications and requirements regarding site selection, development and construction, including those concerning relations with and use of approved general contractors, subcontractors, real estate developers and lessors and, if requested by BCI, real estate broker(s). BCI will provide you with a complete site approval request package (the "Site Package"), which includes, among other items, a location feasibility analysis form. BCI will also furnish to you BCI's current standard form lease for Boston Market Units (the "Form

Unit Lease") and a standard form real estate purchase and sale agreement (the "Form Purchase and Sale Agreement"). BCI may periodically modify those forms in its sole discretion. You must submit to BCI on BCI's specified forms (containing such demographic, commercial, and other information and photographs as BCI may periodically require) a complete Site Package for each site at which you propose and intend in good faith to establish and operate a Boston Market Unit and which you reasonably believe to conform to certain minimum site selection criteria periodically established by BCI in its sole discretion. In approving or disapproving any proposed site, BCI may consider such matters as it periodically deems material, which factors may (but are not required to) include demographic characteristics, traffic patterns, parking, visibility, allowed signage, the predominant character of the neighborhood, competition from other businesses providing similar services within the area (including other Boston Market Units), the proximity to other businesses, the exclusivity granted to other franchise owners or developers of Boston Market Units, the nature of other businesses in proximity to the site, and other commercial characteristics (including the purchase price or rental obligations and other lease terms for the proposed site) and the size, appearance, and other physical characteristics of the proposed site. BCI may periodically alter the criteria or impose additional criteria for acceptable sites for Boston Market Units at any time in its sole discretion. You must abide by such site criteria as they periodically exist and comply with your development obligations imposed under the Development Agreement. No extension or alteration of the required opening date of any Boston Market Unit will arise by reason of such altered or additional site criteria.

     BCI will approve or disapprove sites by delivery of written notice to you. BCI will use its reasonable best efforts to deliver such notification to you within 30 days after receipt by BCI of a complete Site Package and such other materials periodically requested by BCI containing all information required by BCI. BCI may approve or disapprove a site and will have no liability as a result of such approval or disapproval. Regardless of any other provision of the Development Agreement, BCI's failure to provide you with notice of its approval or disapproval of one or more proposed sites will not constitute a waiver of BCI's right to approve or disapprove such sites or alter the required opening date of Boston Market Units scheduled for development under the applicable Development Agreement. A proposed site which BCI approves as meeting its minimum criteria for the development and operation of a Boston Market Unit is referred to in the Development Agreement and this offering circular as an "Approved Site."

     BCI's approval of a site for a Boston Market Unit does not constitute BCI's assurance, representation or warranty of any kind, express or implied, as to the suitability of any site for a Boston Market Unit or the successful operation of a Boston Market Unit at the site. BCI's approval of a site only indicates that the site falls within acceptable minimum criteria established by BCI solely for BCI's purposes at the time of the approval of a particular site. BCI will not be responsible for the failure of any site approved by BCI to meet your expectations as to revenue or operational criteria.

     LEASE AND PURCHASE OF APPROVED SITES.
     ------------------------------------

     You must present the Form Unit Lease or Form Purchase and Sale Agreement to the lessor or seller of an Approved Site, as applicable, and use your best efforts to cause the lessor or seller of the Approved Site to sign the Form Unit Lease or Form Purchase and Sale Agreement as the lease, sublease, assignment of lease or purchase agreement (referred to in the Development Agreement as the "Site Agreement"), as applicable, for the Approved Site. If you fail to obtain the lessor's or seller's agreement to use the Form Unit Lease or Form Purchase and Sale Agreement as the Site Agreement, you must cause the lessor or seller to include in the Site Agreement the standard terms which BCI requires at that time in its sole discretion, and any other terms as BCI may require or as it may specifically approve in writing. Certain of BCI's current standard lease terms are included in the form of Addendum to Lease and Addendum to In-Line Shopping Center Lease attached to this offering circular as Exhibit E and Exhibit F, respectively. Certain of BCI's current standard purchase and sale agreement terms are included in the form of Addendum to Purchase and Sale Agreement attached to the offering circular as Exhibit G. BCI may modify these addenda in its sole discretion. BCI's terms for leases and for purchase and sale agreements may differ if you participate in the Financed Area Developer Program.

     After receiving a copy of a proposed Site Agreement in form for signature, BCI may approve, approve with modification or disapprove the proposed Site Agreement. BCI will use its best efforts to notify you of its response within twenty (20) days after BCI's receipt of the proposed Site Agreement. You may not sign a Site Agreement without BCI's prior written approval, and any Site Agreement must contain the express requirement of BCI's prior written approval of the Site Agreement. You must deliver to BCI a copy of the fully signed Site Agreement as previously approved within 15 days after it has been signed by all parties. You may not agree to any modification of the Site Agreement which would affect BCI's rights without the prior written approval of BCI.

     If you or an Authorized Entity fail to obtain lawful possession of an Approved Site (through acquisition, lease, sublease or assignment) within 60 days after delivery of BCI's approval of the Approved Site, BCI may, in its sole discretion, withdraw approval of such site. BCI may withdraw its offer to grant a Franchise for a Boston Market Unit at an Approved Site and withdraw its approval of a site at any time before BCI's receipt of all applicable payments and BCI's execution of the Franchise Agreement for the Boston Market Unit.

     At BCI's request, if you own an Approved Site, you must enter into a lease with BCI or an affiliate of BCI under BCI's then-current form of lease for a term equal to the term of the Franchise and for a rental equal to the Approved Site's fair market rental value, and you must sublease the Approved Site from BCI on the same terms as the prime lease. If you and BCI cannot agree on the fair market rental value of such an Approved Site, then such rental value shall be determined by an independent appraiser selected by BCI and you, and if they are unable to agree on an independent appraiser, BCI and you will each select an independent appraiser, who will select a third independent appraiser, and the fair market rental value will be deemed to be the average of the three (3) independent appraisals made by such appraisers. Except as described above and in Item 6 of this offering circular, BCI will not derive revenue as a result of your lease of Sites in accordance with BCI's standards and specifications.

     As described in Item 10 below, under certain circumstances BCI or its affiliate will purchase a Site which you propose to purchase and lease it, and under certain circumstances, the building and improvements thereon, to you or lease a Site at which BCI has been operating a Boston Market Unit, and under certain circumstances, the building and improvements thereon, to you. BCI did not derive revenue from any such lease in 1996. BCREI derived $14,984,228 from its lease of Sites to Franchise Owners in 1996, which amount represented 99% of BCREI's total revenues and approximately 5.67% of BCI's total revenues on a consolidated basis.

     INSURANCE.
     ---------

     In addition to the insurance required for the development and operation of a Boston Market Unit under a Franchise Agreement, during the Agreement Term you must maintain under policies of insurance issued by insurers rated "A-" or better by Alfred M. Best Company, Inc. and approved by BCI: (1) such insurance as is necessary to comply with all legal requirements concerning insurance coverage (including, without limitation, workers' compensation requirements) for persons attending BCI training programs; and (2) general and motor vehicle (whether or not such vehicles are owned by you or any Authorized Entity) liability insurance against claims for bodily and personal injury, death and property damage caused by or occurring in the conduct of your business under the Development Agreement, under one or more policies of insurance containing minimum liability coverage periodically required by BCI. Each insurance policy must name BCI as an additional named insured, must contain a waiver of all subrogation rights against BCI, its affiliates, and their successors and assigns, and must provide for 30 days' prior written notice to BCI of any material modification, cancellation, or expiration of such policy. Upon execution of the Development Agreement, you must provide BCI with evidence of such insurance and you must furnish to BCI annually and upon the replacement of any policy providing coverage under the Development Agreement, a copy of the certificate of insurance or other evidence requested by BCI that such insurance coverage is in force. The maintenance of sufficient insurance coverage will be your responsibility.

     OTHER OBLIGATIONS.
     -----------------

     You must maintain the number and level of management personnel for adequate management and supervision of all Boston Market Units developed under the Development Agreement.

FRANCHISE AGREEMENT
-------------------

     COMMUNICATION AND INFORMATION SYSTEMS.
     -------------------------------------

     You must use in the development and operation of the Unit only the Specified Software, Licensed Program and Computer System periodically specified or required by BCI. The "Computer System" means those brands, types, makes, and/or models of communications and computer systems and hardware specified or required by BCI for use by, between, or among Boston Market Units and BCI, including: (1) back office and point of sale systems, data, audio, video, and voice storage, retrieval, and transmission systems for use at Boston Market Units, between or among Boston Market Units, and between or among Boston Market Units and BCI and/or you; (2) security systems; (3) printers; and (4) archival and back-up systems. The "Specified Software" means such software, programming, and services other than the Licensed Program, which BCI specifies or requires at any time or times during the term of the Franchise Agreement for utilization of the Computer System. The "Licensed Program" consists of the computer software programs developed by or for BCI and designated by BCI at any time or times during the term of the Franchise Agreement as specified or required with utilization of the Computer System, which may include, BCI's required point-of-sale, bookkeeping, inventory, training, marketing, employee selection, operations and financial information, collection and retrieval systems (including BCI's required general ledger system utilizing the standard chart of accounts required by BCI) for use regarding the operation of Boston Market Units or your business, including any updates, supplements, modifications or enhancements we may make or prescribe, all related documentation, the tangible media upon which the program is recorded, and the database file structure, but excluding any data or databases owned or compiled by BCI or its affiliates for use with the Licensed Program or otherwise or any data generated by the use of the Licensed Program.

     Current specifications for the Computer System and Specified Software are available from BCI on request. BCI may modify such specifications and the components of the Computer System and Specified Software at any time or times during the term of the Franchise Agreement. During the term of the Franchise Agreement, BCI may require you to obtain specified computer hardware and/or software, including, without limitation, a license to use the Licensed Program from BCI, its designee or approved supplier under a separate agreement after BCI notifies you to commence use. BCI's development and/or modification of specifications for the components of the Computer System and Specified Software may require you to incur costs to purchase, lease and/or license new or modified computer and communications hardware and/or software and to obtain service and support for the Computer System during the term of the Franchise Agreement. BCI cannot estimate the costs of future additions, enhancements and modifications to the Computer System and Specified Software beyond those estimated for its current configuration and may add additional elements, components, and software to the Licensed Program and the cost to you of obtaining the additions, enhancements and modifications to the Computer System, Specified Software, and Licensed Program may not be fully amortizable over the remaining term of the Franchise Agreement. Nonetheless, you must incur those costs in obtaining the Computer System, Specified Software, and Licensed Program (or additions or modifications), if the Computer System which BCI specifies for use by you is the same Computer System which BCI is then currently specifying for use in BCI-owned Boston Market Units. Within 120 days after you receive notice from BCI, you must obtain the components of the Computer System, Specified Software, and Licensed Program which BCI designates and requires. As described in Item 6 above, BCI requires you to pay to BCI or its designee a reasonable periodic systems fee for modifications and enhancements made to the Licensed Program and other maintenance and support services related to operating the Licensed Program and the Specified Software on the Computer System. If you are a Developer, you must acquire and utilize at your principal office the Licensed Program, Specified Software and the Computer System on terms analogous to those in the Franchise Agreement. BCI attempts to negotiate its contracts with computer hardware and software vendors to make discounted pricing available to you. In some instances this may involve remarketing arrangements, in which event BCI would derive revenue from sales to you. BCI estimates that the costs of the Computer System and Specified Software will represent approximately 7% to 9% of the purchases and leases of goods and services you will make or enter into in the establishment of the Boston Market Unit and will represent approximately 2% of the purchases and leases that you will make or enter into in the ongoing operation of the Boston Market Unit. BCI derived $8,312,698 from the Computer System, Specified Software, or Licensed Program in 1996, which amount represented approximately 3.14% of BCI's total revenues.

     PRODUCT PURCHASES.
     -----------------

     BCI has developed and will continue to develop certain proprietary food products which will be prepared by or for BCI according to BCI's proprietary recipes and formulae and certain private label food products, materials and supplies ("Proprietary Items"). As of the date of this offering circular, Proprietary Items include a specially formulated marinade for rotisserie chicken and certain cornbread mixes, spice mixes, stuffing mixes, side dishes, sauces, dressings, proteins, baked products, vegetable and dessert products, and cookie doughs. You must purchase the Proprietary Items only from BCI or its designees who are licensed by BCI to manufacture, prepare, distribute and/or sell such products. BCI will designate in the Manuals (defined in Item 11 below) which Products constitute Proprietary Items, and which of the Proprietary Items are required to be purchased from BCI or its designated suppliers and/or which are to be prepared at the Unit. BCI did not derive revenue from BCI's sales and designated suppliers' sales of any products in 1996, although it may in the future. BCI may derive revenue in the future from designated suppliers' sales of other products or supplies to you. BCI estimates that the costs of the Proprietary Items will represent less than 5% of the purchases or leases you will make or enter into in the establishment of the Boston Market Unit and will represent less than 50% of the required purchases and leases of goods and services that you will make or enter into in the ongoing operation of the Boston Market Unit. As described in more detail in Item 6 of this offering circular, certain of BCI's approved suppliers may add a charge to their prices and pay over that amount to an independent quality assurance service provider selected by BCI to pay for quality assurance services.

     SITE SELECTION AND LEASE.
     ------------------------

     Before signing the Franchise Agreement, you must have obtained BCI's approval of, and the legal right of possession of, the Site in accordance with the terms of a Development Agreement. If the Franchise Agreement is not signed under a Development Agreement, then you will be required to comply with the site and lease review and approval provisions specified in the form of Development Agreement included in BCI's most recent offering circular delivered to you for the state in which the site will be located. Other than as described in this Item, BCI will not derive revenue as a result of your selection of the Site and execution of a lease for the Site in accordance with BCI's standards and specifications. (See heading "Lease and Purchase of Approved Sites" above for additional information).

     UNIT DESIGN SPECIFICATIONS AND CONSTRUCTION PLANS.
     -------------------------------------------------

     BCI will furnish to you specifications of BCI's requirements for design, decoration, layout, equipment, furnishings, seating for on-premises dining, fixtures and signs for Boston Market Units (the "Design Specifications"). The Design Specifications are an integral part of the System and include BCI's trade dress and, therefore, the Unit must be designed and constructed in accordance with the Design Specifications. You must cause to be prepared the preliminary layout for the Boston Market Unit (if not already submitted to BCI) and detailed construction plans and specifications and space plans for the Unit (the "Construction Plans") that comply with the Design Specifications and all applicable ordinances, building codes, permit requirements, and lease requirements and restrictions. At your request, BCI will prepare the preliminary layout for the Boston Market Unit at BCI's then current charge, which is currently $750.00. BCI will not otherwise derive revenue as a result of your development of the Boston Market Unit in accordance with BCI's standards and specifications. BCI estimates that the preliminary layout charge will represent less than 1% of the leases of goods and services you will make or enter into in the establishment of the Boston Market Unit. BCI did not derive any revenue from the preparation of preliminary layout plans in 1996.

     DEVELOPMENT OF THE BOSTON MARKET UNIT.
     -------------------------------------

     Within 180 days after signing the Franchise Agreement, you must, at your expense, do or cause to be done the following: (1) secure all financing required to fully develop the Unit; (2) if you have not done so previously, submit the Construction Plans to BCI for approval; (3) obtain all required zoning changes, planning consents, building, utility, sign, health, sanitation and business permits, licenses and approvals and any other required permits and licenses; (4) construct all required improvements in compliance with Construction Plans approved by BCI; (5) decorate and lay out the Unit in compliance with Design Specifications and plans and specifications approved by BCI; (6) purchase, lease or obtain the Computer System and the Licensed Program (to the extent then available); (7) purchase or lease and install all required equipment, vehicles, furnishings, fixtures and signs and the Computer System;

(8) purchase an adequate opening inventory of Products, materials and supplies;
(9) obtain all customary contractors' sworn statements and partial and final waivers of lien for construction, remodeling, decorating and installation services and (10) open the Boston Market Unit for business and operate the Boston Market Unit on a regular and continuing basis. If you are a Developer and have already opened a Boston Market Unit under the Development Agreement, you must comply with the above-mentioned within one hundred twenty (120) days after the date of the Franchise Agreement.

     UNIT MENU AND SERVICES.
     ----------------------

     The Boston Market Unit will (1) offer for sale all Products (and no other products) and (2) provide only the following services (and no other services):
(a) the carry-out service that BCI authorizes and requires, (b) the Delivery Service that BCI, in its sole discretion, may authorize and/or periodically require for the Boston Market Unit under a Delivery Rider and (c) the Catering Service that BCI in its sole discretion may authorize you to provide from the Boston Market Unit (or a Catering Facility) under a Catering Rider. The Boston Market Unit may not offer for sale or sell any products or services at or from the Boston Market Unit which have not been approved in writing by BCI. You may not use the Site or Boston Market Unit for any purpose other than the operation of a Boston Market Unit. You will be required to meet BCI's specifications, standards and procedures for carry-out service, on-premises dining services and Delivery Service, if applicable, which BCI periodically requires in the Manuals or otherwise in writing. The Boston Market Unit may not provide any such services at, from or away from the Site until BCI, in its sole discretion, has approved the Boston Market Unit (or a Catering Facility) in writing for the conduct of such services and BCI and you have executed the applicable Rider to the Franchise Agreement. You may not sell any Products that have not been packaged in accordance with BCI's specifications, standards and procedures required in the Manuals or otherwise in writing. If BCI requires the Boston Market Unit to offer Delivery Service, or requires the Boston Market Unit and other Boston Market Units in the Market Area (defined below) (or, in BCI's sole discretion, the trade area of the Boston Market Unit as determined by BCI in its reasonable discretion) to offer new or substitute products not currently offered at Boston Market Units in the Market Area (or such trade area), you must offer such services and/or products in compliance with BCI's specifications, standards and procedures required in the Manuals or otherwise in writing and diligently pursue obtaining any permits and take such actions (including constructing improvements and acquiring fixtures, furnishings, equipment, supplies and materials) required to offer such products and/or services. Such modifications to the services and/or products to be offered by the Boston Market Unit may require you to incur additional costs and expenses to operate the Boston Market Unit, including, without limitation, the purchase and/or lease of additional or substitute furnishings, furniture, fixtures, vehicles or equipment for Catering Service and/or Delivery Service. You must incur such costs and expenses. The "Market Area" is defined in the Franchise Agreement as the geographic market in which the Boston Market Unit is located, as determined by BCI periodically in its sole discretion. In determining the Market Area, BCI may take into consideration a number of factors, as described in the Franchise Agreement.

     QUALITY CONTROL PROGRAM.
     -----------------------

     BCI may conduct quality, service, cleanliness, and other inspections of Boston Market Units periodically to determine compliance with applicable contract provisions and the standards and specifications applied by BCI periodically. Satisfactory performance in such inspections is required. BCI may designate an independent evaluation service to conduct a "mystery shopper" quality control and evaluation program, as may be more fully described in the Manuals or in writing by BCI, with respect to BCI-owned and franchised Boston Market Units. You must participate in such mystery shopper program. BCI-owned and franchised Boston Market Units also will participate in such program to the extent BCI has the right to require such participation as required by BCI.

     APPROVED EQUIPMENT, FIXTURES, FURNISHINGS AND SIGNS.
     ---------------------------------------------------

     You must use in the development and operation of the Boston Market Unit only those brands, types and/or models of equipment, vehicles, signs displaying the Marks, fixtures and furnishings which meet BCI's specifications. You may purchase approved brands, types and/or models of equipment, fixtures and signs which meet BCI's specifications only from suppliers designated or approved by BCI, which may include BCI. BCI will periodically supply you with a list of suppliers who sell items which meet BCI's specifications, at your request. BCI will derive revenue as a result of your purchase of such items from BCI, but did not derive revenue from these items in 1996.

     ACCOUNTING, REPORTS AND FINANCIAL STATEMENTS.
     --------------------------------------------

     You must install and use at the Boston Market Unit the Computer System in the form specified by BCI during the term of the Franchise Agreement, and transmit to, or permit the electronic collection of information by, BCI through use of the Computer System. You, at your own expense, must establish and maintain at the Boston Market Unit, (i) a telephone modem and dedicated line that BCI may use to access the Computer System, (ii) full, complete and accurate records and reports and, (iii) if required by BCI, computer diskettes and databases in the form specified by BCI pertaining to the operation of the Boston Market Unit, including site reports on the Boston Market Unit prepared by you and submitted to BCI, the Site Agreement (defined in the Development Agreement), supervisory reports on operations, bookkeeping, accounting, recordkeeping and records retention system conforming to the requirements required by BCI periodically (including, without limitation, requirements for a general ledger system which utilizes a standard chart of accounts required by BCI, periodically, and for timely entry of information into data bases of the Computer System and periodic printouts of reports generated from the Computer System), information on employee turnover and such other records, reports and information as BCI prescribes periodically.

     APPROVED PRODUCTS, DISTRIBUTORS AND SUPPLIERS.
     ---------------------------------------------

     BCI has developed and will continue to develop standards and specifications for chicken and other food products, ingredients, seasonings, spices, sauces, mixes, marinades, beverages, materials and supplies (other than the Proprietary Items) incorporated in or used in the preparation, cooking, serving, packaging, catering and delivery of prepared food products authorized for sale at or from Boston Market Units. BCI has approved and will review and continue to approve suppliers and distributors of the foregoing products, supplies and materials that meet its standards and requirements including, without limitation, standards and requirements for quality, quantity and portions, prices, volume capability, frequency of delivery, distribution methods and locations, standards of service, including prompt attention to complaints, consistency, reliability, financial capability, labor and customer relations and other criteria. The Boston Market Unit must:

          (1) purchase Proprietary Items only from BCI or designees which BCI licenses to manufacture, prepare, distribute and/or sell such products;

          (2) purchase only from distributors and suppliers approved or required by BCI all other goods and items authorized to be sold in the Unit, and other materials and supplies used in the preparation, baking, cooking, serving, packaging, delivery and catering of Products and equipment, menus, forms, paper and plastic products, packaging or other materials (collectively "Supplies and Materials"); and

          (3) purchase only from distributors and suppliers approved or required by BCI all Products, materials, supplies and food products other than Proprietary Items ("Non-Proprietary Items").

     BCI may modify the list of approved or required suppliers and distributors during the term of the Franchise Agreement, and may designate itself or an affiliate as a required manufacturer, supplier and/or distributor of certain equipment, products, materials, supplies or other items. You may not, after receipt in writing of such modification, reorder any product from any supplier or distributor that is no longer approved. BCI may approve or require a single distributor or supplier for any products, materials or supplies and may approve or require a distributor or supplier only as to certain products, materials and supplies, and such approval may be temporary pending a more comprehensive evaluation of such distributor or supplier by BCI. BCI may concentrate purchases with one or more distributors or suppliers to obtain lower prices and/or advertising support and/or services for the benefit of the System and/or Boston Market Units. BCI may establish company or affiliate-owned and operated food commissaries and distribution facilities which BCI may designate as an approved or required distributor or supplier. You must at all times maintain an adequate inventory of approved food and paper products, beverages, ingredients and other products sufficient in quality and variety to realize the full potential of the Unit.

     BCI will derive revenue as a result of your purchase of approved products and supplies from BCI and may, in its sole discretion, collect and retain all allowances, benefits, credits, monies, payments or rebates (collectively "Promotional Allowances"), offered to you or BCI or its affiliates by manufacturers, suppliers and distributors for promotional or advertising purposes based upon your purchases of Proprietary Item, Supplies and Materials and Non-Proprietary Items. You must assign to BCI or its designee all of your right, title and interest in and to any and all such Promotional Allowances and authorize BCI or its designee to collect any such Promotional Allowances for remission to (a) the Marketing Fund to the extent based on your purchases of Non-Proprietary items and Supplies and Materials, except as provided in the following clause (b); and (b) the general operating funds of BCI to the extent based on your purchases of Proprietary Items, regardless of where purchased, as well as Non-Proprietary Items and Supplies and Materials purchased from BCI or its affiliates. You must acknowledge and agree that under no circumstances will BCI or its affiliates be required to contribute to the Marketing Fund any revenue made or collected by BCI or its affiliates from sales to or purchases by you of any goods or services. Other than as described above, BCI will not derive revenue as a result of your purchases of such items in accordance with BCI's standards and specifications from approved suppliers and did not derive any such revenue in 1996. On occasion, BCI negotiates purchase arrangements with various suppliers who operate on a large volume basis. As a result of these negotiated purchase arrangements, you may be able to purchase some products at reduced rates. During the fiscal year ending December 29, 1996, the Boston Market Units earned various marketing allowances from some suppliers, which amounts were paid to the Marketing Fund. The amounts earned from the various suppliers ranged from 2% to 10% of the total purchase price paid for applicable products by all Boston Market Units from those suppliers.

     BCI is negotiating an amended agreement with one of its approved suppliers relating to the production of two chicken processing facilities, as well as with respect to certain procedures for turkey, ham and meatloaf supply bids. If this agreement is signed, you may order covered products and supply shipping instructions with regard to such products from time to time at agreed prices in the same manner as if ordered directly by BCI, and such products are treated as if sold directly to BCI and resold by it to you. Chicken purchases pursuant to this arrangement will be credited against BCI's financial obligations under the agreement and a portion of the invoice price of any turkey, ham or meatloaf so purchased is also credited against BCI's financial obligations under the agreement. As a result of this arrangement, BCI may receive from or pay to such supplier monies pursuant to the profit and loss sharing provisions of the agreement. BCI may, in its sole discretion, elect to contribute none, some, or all of any gross or net amounts received by it to the Marketing Fund or may elect to retain such funds for its own uses and purposes. BCI may, from time to time, amend such provisions or enter into similar arrangements with this or other suppliers.

     You must notify BCI and submit to BCI such information, specifications and samples as BCI requests if you propose to purchase any goods, food products, ingredients, seasonings, spices, sauces, mixes, marinades, beverages, menus, equipment, forms, paper or plastic products, packaging or other materials or utensils from a distributor or supplier whom BCI has disapproved or not previously approved. BCI will use its reasonable best efforts to notify you within 120 days after receipt of all requested information and materials whether you are authorized to purchase such products from such distributor or supplier. If you fail to receive a notice of approval or disapproval within such one hundred twenty (120) day period, you may purchase such products from such distributor or supplier. BCI's failure to give its approval or disapproval will not be deemed to constitute BCI's approval therefore. BCI may require you to reimburse BCI for its reasonable costs incurred in evaluating, inspecting and supervising such distributor or supplier.

     SPECIFICATIONS, STANDARDS AND PROCEDURES.
     ----------------------------------------

     The operation of the Boston Market Unit in strict compliance with BCI's high standards is important to BCI and other Boston Market Units and you must maintain such high standards in the operation of the Boston Market Unit. You must maintain the Boston Market Unit and all Products offered for sale at the Boston Market Unit in a safe and sanitary condition at all times. You must comply strictly with all of BCI's mandatory specifications, standards and operating and inspection procedures on the appearance, function, cleanliness, days and hours of operation (days and hours of operation may vary somewhat among Boston Market Units based on BCI's reasonable judgment of the requirements of the Boston Market Unit's trade area and whether BCI has approved any special services to be offered at or from a Site), and operation of a Boston Market Unit.

     Mandatory specifications, standards and operating and inspection procedures will be required periodically by BCI in the Manuals or otherwise communicated to you in writing and will constitute binding obligations on your part as if fully set forth in the Franchise Agreement and any failure by you to adhere to such mandatory specifications, standards and operating and inspection procedures or to pass BCI's periodic quality control inspections will constitute grounds for termination of the Franchise Agreement by BCI, as provided for therein.

     INSURANCE.
     ---------

     During the term of the Franchise Agreement, you must maintain in force, under policies of insurance issued by insurers rated "A-" or better by Alfred M. Best & Company, Inc. and approved by BCI: (1) commercial general liability insurance (including coverage for motor vehicles used in the operation of the Unit, whether or not owned by you), against claims for bodily and personal injury, death and property damage caused by or occurring in the operation of the Boston Market Unit or otherwise in your conduct of business under the Franchise Agreement, under one or more policies of insurance containing minimum liability coverage required by BCI periodically; and (2) all risk property and casualty insurance for the replacement value of the Unit and its contents (including leasehold improvements, furnishings, fixtures, equipment, signs, inventory, supplies, and materials). You must also maintain such insurance as is necessary to comply with all legal requirements concerning insurance coverage (including worker's compensation requirements) including coverage for persons attending BCI training programs on your behalf. BCI may periodically increase the amounts of coverage required under such insurance policies and require different or additional kinds of insurance at any time, including excess liability insurance, to reflect inflation, identification of new risks, changes in law or standards of liability, higher damage awards, or other relevant changes in circumstances. The Franchise Agreement contains additional requirements, such as those concerning waiver of subrogation and notice of modification, that are similar to those in the Development Agreement described above in this Item 8. The maintenance of sufficient insurance coverage will be your responsibility.

     CREDIT CARDS AND OTHER METHODS OF PAYMENT.
     -----------------------------------------

     You must at all times have arrangements in existence with a full range of credit and debit card issuers or sponsors, check verification services and electronic fund transfer systems as BCI periodically designates in its sole discretion during the term of the Franchise Agreement in order that the Boston Market Unit may accept customers' credit and debit cards, checks and other methods of payment. You may use only such methods of payment which BCI authorizes or approves.

     ADVERTISING.
     -----------

     See Item 11 of this Offering Circular.

     DELIVERY SERVICE.
     ----------------

     If you execute a Delivery Rider, you, at your sole expense, are required to take such actions (including, without limitation, constructing such improvements and acquiring fixtures, equipment, delivery vehicles, and other materials and supplies) and obtain such permits as required to commence Delivery Service within the time period specified in the Delivery Rider. You must maintain the condition and appearance of, and perform maintenance with respect to, the delivery vehicles, facilities, fixtures and equipment used in the provision of Delivery Service in accordance with BCI's standards, specifications and procedures, and consistent with the image of Boston Market Units as first class, clean, sanitary, attractive and efficiently operated food service businesses.

     CATERING SERVICE.
     ----------------

     If you execute a Catering Rider, you, at your sole expense, are required to take such actions (including, without limitation, constructing such improvements and acquiring fixtures, equipment, vehicles, and other materials and supplies) and obtain such permits as required to commence Catering Service from the Catering Facility (defined below) within the time period specified in the Catering Rider. You must maintain the condition and appearance of, and perform maintenance with respect to, the Catering Facility, catering vehicles, furniture, fixtures and equipment used in the provision of Catering Service in accordance with BCI's standards, specifications and procedures, and consistent with the image of Boston Market Units and related facilities as first class, clean, sanitary, attractive and efficiently operated food service businesses.

                                     ITEM 9
                                     ------

                            FRANCHISEE'S OBLIGATIONS

     THIS TABLE LISTS YOUR PRINCIPAL OBLIGATIONS UNDER THE FRANCHISE AND OTHER AGREEMENTS. IT WILL HELP YOU FIND MORE DETAILED INFORMATION ABOUT YOUR OBLIGATIONS IN THESE AGREEMENTS AND IN OTHER ITEMS OF THIS OFFERING CIRCULAR.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              ITEM IN
                                                                                                              OFFERING
          OBLIGATION                                  SECTION IN AGREEMENT                                    CIRCULAR
----------------------------------------------------------------------------------------------------------------------------------
(a)  Site selection and                        Section 4.A of Franchise Agreement/                          6, 8, 10 and
     acquisition/lease                         Sections 5.A and 5.B of                                      11
                                               Development Agreement
----------------------------------------------------------------------------------------------------------------------------------
(b)  Pre-opening purchases/leases              Sections 4.B, 4.C, 4.D., 4.E and                             8
                                               4.G of Franchise Agreement/
                                               Section 11.L of Development
                                               Agreement
-----------------------------------------------------------------------------------------------------------------------------------
(c)  Site development and                      Sections 4.C, 4.G and 4.I of                                 5, 6, 7 and 11
     other pre-opening                         Franchise Agreement/Sections 5.C
     requirements                              and 5.D of Development Agreement
-----------------------------------------------------------------------------------------------------------------------------------
(d)  Initial and ongoing                       Sections 5.A and 5.B of Franchise                            6 and 11
     training                                  Agreement/Sections 11.D and 11.F
                                               of Development Agreement
-----------------------------------------------------------------------------------------------------------------------------------
(e)  Opening                                   Section 4.F of Franchise Agreement                           11
-----------------------------------------------------------------------------------------------------------------------------------
(f)  Fees                                      Sections 4.E, 10.A-10.F, 12.A-12.C                           5 and 6
                                               of Franchise Agreement/
                                               Sections 3.E, 5.D, 5.E, 6.A, 6.B
                                               and 11.L of Development Agreement
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                           ITEM IN
                                                                                          OFFERING
        OBLIGATION                                SECTION IN AGREEMENT                    CIRCULAR
------------------------------------------------------------------------------------------------------------------------
(g)  Compliance with                       Sections 4.B, 4.C, 4.D, 5.B, 5.C,           11, 13 and 14
     standards and policies/               6.A, 6.B, 7.B, 11.A-11.H, 13 and
     Operating Manual                      14 of Franchise Agreement/
                                           Sections 5.A, 5.B, 7, 9.A, 9.B,
                                           10.B, 11.J, 11.L of Development
                                           Agreement
------------------------------------------------------------------------------------------------------------------------
(h)  Trademarks and                        Sections 4.E., 6.A-6.D, 7.A-7.D,            13 and 14
     proprietary information               9.A, 9.B, 18.B, and 18.C of
                                           Franchise Agreement/Sections 7,
                                           9.A-9.E, 10.A-10.D and 11.L of
                                           Development Agreement
------------------------------------------------------------------------------------------------------------------------
(i)  Restrictions on products/             Section 11.B-11.D, 11.H of                  16
     services offered                      Franchise Agreement
------------------------------------------------------------------------------------------------------------------------
(j)  Warranty and customer                 None
     service requirements
------------------------------------------------------------------------------------------------------------------------
(k)  Territorial development               Sections 2.B-2.E and 3.A-3.C of             12
     and sales quotas                      Franchise Agreement/Sections 3.B-
                                           3.F and 4.A-4.C of Development
                                           Agreement
------------------------------------------------------------------------------------------------------------------------
(l)  Ongoing product/service               Sections 11.B-11.D of Franchise             8
     purchases                             Agreement
------------------------------------------------------------------------------------------------------------------------
(m)  Maintenance, appearance               Section 11.A of Franchise                   9
     and remodeling                        Agreement
     requirements
------------------------------------------------------------------------------------------------------------------------
(n)  Insurance                             Section 11.G of Franchise                   6 and 8
                                           Agreement/Section 11.H of
                                           Development Agreement
------------------------------------------------------------------------------------------------------------------------
(o)  Advertising                           Sections 12.A-12.C of Franchise             6 and 11
                                           Agreement/Section 5.E of
                                           Development Agreement
------------------------------------------------------------------------------------------------------------------------
(p)  Indemnification                       Section 8.D of Franchise                    6
                                           Agreement/Section 15 of
                                           Development Agreement
------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                                                ITEM IN
                                                                                OFFERING
        OBLIGATION                          SECTION IN AGREEMENT                CIRCULAR
-------------------------------------------------------------------------------------------
(q)  Owner's participation/         Section 11.F of Franchise                   11 and 15
     management/staffing            Agreement/Sections 11.A-11.F of
                                    Development Agreement
-------------------------------------------------------------------------------------------
(r))  Records/reports               Section 13 of Franchise Agreement/
                                    Section 11.I of Development
                                    Agreement
-------------------------------------------------------------------------------------------
(s)  Inspections/audits             Sections 14.A and 14.B of Franchise         6 and 11
                                    Agreement
-------------------------------------------------------------------------------------------
(t)  Transfer                       Sections 15.A-15.J of Franchise             6 and 17
                                    Agreement/Sections 12.A-12.I of
                                    Development Agreement
-------------------------------------------------------------------------------------------
(u)  Renewal                        Sections 16.A-16.C of Franchise             6 and 17
                                    Agreement
-------------------------------------------------------------------------------------------
(v)  Post-termination               Sections 18.A-18.F of Franchise             17
     obligations                    Agreement/Sections 14.A-14.E of
                                    Development Agreement
-------------------------------------------------------------------------------------------
(w)  Non-competition                Sections 9.B, 15.C (13) and 18.D of         17
     covenants                      Franchise Agreement/Sections 8,
                                    12.C (14) and 14.D of Development
                                    Agreement
-------------------------------------------------------------------------------------------
(x)  Dispute resolution             19.C, 19.E, and 19.F-19.J of                17
                                    Franchise Agreement and 16.C,
                                    16.E-16.J. of Development
                                    Agreement
-------------------------------------------------------------------------------------------

                                    ITEM 10
                                    -------

                                   FINANCING

     Neither BCI nor any agent or affiliate of BCI offers, directly or indirectly, any financing arrangements to you, except as described below.

     FINANCED AREA DEVELOPER PROGRAM

     BCI offers financing under its "Financed Area Developer Program" to certain qualified Developer periodically for the design, construction, acquisition of equipment, and reasonable initial working capital for, Boston Market United to be developed by the Developer. Because of restrictions on when drawdowns of such financing may occur, it is generally not available to be used for the payment of the Development Fee or the Deposit on Initial Franchise Fees. BCI generally considers as candidates for the Financed Area Developer Program only Developers
(1) to which BCI grants development rights for a significant portion of an ADI or the greater metropolitan area of a major city involving the development of more than 35 Units and (2) which meet all of BCI's other requirements, including, without limitation, qualification of operators, minimum equity and capitalization requirements, etc. The amount of financing available to you, if you are a qualified Developer, will depend upon various factors such as the location of your Development Area, the number of Boston Market Units you intend to develop, and the amount of equity capital you raised for initial and ongoing operations.

     Under the secured loan agreement and the exhibits to it to be executed by BCI and you under the Financed Area Developer Program (the "Loan Agreement"), a copy of which is attached to this offering circular as Exhibit K and which contains the terms of the Financed Area Developer Program, you must expend at least 75% of your equity capital toward developing Boston Market Units before drawing on the agreed loan amount. Draws will be permitted during a pre-determined draw period, which will typically be approximately three years. Upon expiration of the draw period, the loan converts to an amortizing term loan payable in 65 substantially equal periodic installments of principal (the amount of the periodic installments of principal is determined at the end of the draw period based on a schedule amortizing such outstanding principal balance as of such date in 130 substantially equal periodic installments of principal) plus accrued but unpaid interest, with a final payment of the remaining principal balance of the loan and all accrued but unpaid interest on the principal balance due approximately five years after the expiration of the draw period. The maximum loan amount available must be an amount at least equal to the amount which, if converted into equity in you, would give BCI control of you under applicable state law. Any amounts loaned to you will accrue interest daily on the aggregate outstanding principal balance of the loan at a per annum rate equal to the rate periodically designated and announced by Bank of America Illinois (the "Bank") as its "reference rate" in effect at its principal office in Chicago, Illinois, plus a premium specified by BCI, not to exceed 2%. The interest rate will be adjusted, periodically, on the same day on which the Bank adjusts its reference rate. The annual percentage rate charged by BCI as of December 31, 1996 was 9.25%. Interest on the outstanding principal balance of the loan will be payable in arrears on the first day of each of BCI's four-week retail periods during the draw period. Upon expiration of the draw period and conversion of the loan to a term loan, interest on the principal balance will be payable to BCI together with the periodic installments of principal as described above, and at maturity. (Sections 1.1-1.6 of Loan Agreement). At the time you sign the Loan Agreement, you must also sign a promissory note (the "Note") for the maximum loan amount.

     The Note may be prepaid in whole or in part at any time without penalty. Demand, presentment, protest, diligence, notice of dishonor, and any other formality are expressly waived by you under the Loan Agreement. (Page 2 of the Note).

     BCI may, at any time after the occurrence of both a specified date to be negotiated by BCI and you and such time as you have completed 80% of your development schedule, and up to the later of the date on which you have properly repaid the outstanding principal balance of the loan in full or a specified date to be negotiated by BCI and you, or at any time upon acceleration of the loan, convert the outstanding principal balance of the Note or any portion of the outstanding principal balance (but not interest) into shares of your common stock (or corresponding equity interests if you are not a corporation) pursuant, and subject to, the terms of the Loan Agreement at a premium to the original issue price of the equity previously negotiated by BCI and you. Conversion of any portion of the principal balance of the loan will not relieve you of your obligation to pay any accrued but unpaid interest on the portion of the principal balance of the loan so converted. (Section 1.7 of Loan Agreement, Article 1 of the Note).

     BCI also may, at any time after the occurrence of both a specified date to be negotiated by BCI and you, and such time as you have completed 80% of your development schedule, and up to the later of the date on which you have properly repaid the outstanding principal balance of the loan and all accrued interest thereon in full or a specified date to be negotiated by BCI and you, or at any time upon acceleration of the loan, purchase at the price agreed upon for conversion, up to that number of shares of common stock (or corresponding equity interests if you are not a corporation) determined by application of the formula set out in the Loan Agreement such that the shares obtained by option and by conversion equal the maximum number of shares which could have been obtained by conversion if the loan were fully drawn and no portion repaid. (Section 1.8 of Loan Agreement).

     To secure payment and performance of your obligations under the Loan Agreement and all other of your obligations to BCI, including any obligations under the Financing Sublease Program and Bridge Loan Program described below, you must grant BCI a continuing security interest in and to substantially all of your property and interest in property, whenever acquired by you and wherever located, consisting of the following: (a) all of your real estate, accounts, equipment (including furniture, fixtures, tools, vehicles, and other tangible property), inventory, leasehold improvements, contract rights (including its rights as lessee under all leases of real property), general intangibles, deposit accounts, tax refunds, chattel paper, instruments, notes, letters of credit, documents, documents of title, letters of credit and capital stock or other ownership interests in your subsidiaries; (b) all insurance proceeds of or relating to any of the foregoing; (c) all of your books, records, and computer programs and data relating to any of the foregoing; and (d) all accessories and additions to, substitutions for, and replacements, products and proceeds of, any of the foregoing (all of the foregoing being referred to collectively as the "Collateral"). (Section 2.1 of Loan Agreement).

     In addition to the security interest in the Collateral, your obligations under the Loan Agreement and all other of your obligations to BCI must be secured by a pledge of all of the outstanding shares or equity interests in your company. Payment of the loan generally does not need to be personally guaranteed by the stockholders. (Section 2.2 of Loan Agreement).

     Under the Loan Agreement, with respect to any of your future financing, BCI also has a right of first negotiation, a right of first refusal and preemptive equity rights. As long as you do not have any amounts outstanding under the Financing Sublease Program described below, BCI will subordinate its loan to your other financing incurred later if certain conditions enumerated in the Loan Agreement are met. In addition, the Loan Agreement provides that you may have an employee stock option plan which provides for grants of options aggregating up to an agreed upon portion of your fully-diluted equity, with a four-year (10%, 20%, 30%, 40%) vesting schedule for option grants. (Sections 4.2, 5.9,
5.10 and 9.11 of Loan Agreement).

     Upon a default under the Loan Agreement, BCI may: (1) terminate its obligations under the Loan Agreement, cease to make advances and declare the Note due and payable in full, without demand, presentment or notice of any kind;
(2) exercise its rights as a secured party under applicable law; (3) exercise its rights under the various security documents; (4) convert any portion of the outstanding principal balance of the loan into shares of your common stock; and
(5) exercise all or a portion of its option right (described above). Among other things, (A) your default under the Development Agreement or termination of the lesser of (1) 50% or (2) three of the Franchise Agreements to which you or your affiliates and BCI are parties or (B) your default under the Equipment Sublease Program (if you participate in the Equipment Sublease Program) or a Bridge Loan, each of which is described below, constitute a default under the Loan Agreement. (Sections 8.1 and 8.2 of Loan Agreement). You must also pay all reasonable attorneys' fees and any costs and charges relating to or arising out of the enforcement by BCI of its rights to collect any portion of the Loan (Section 9.3 of the Loan Agreement).

     The Loan Agreement requires you to acknowledge that BCI may not have cash, cash equivalents and credit resources sufficient to permit BCI to necessarily make all requested advances and to agree that if BCI fails to fund the loan as and to the extent under the Loan Agreement solely as a result of the unavailability to BCI of cash and/or credit resources to fund the loan and is not the result of any failure of BCI to satisfy the conditions precedent to advances or of a default, such failure will not (a) constitute fraud, and (b) give rise to any liability of any person or entity (other than BCI, its successors and assigns) in any other tort and, that you will be limited to your remedies in contract and in tort, as described above, against BCI. This does not affect the amount of damages for which BCI may be liable to you in contract or non-fraud tort actions. (Section 1.10 of Loan Agreement).

     Under the Loan Agreement, the parties agree that they will not be liable for consequential, indirect, incidental, special, speculative or punitive damages. The parties also agree to waive their right, if any, to a jury trial. (Sections 9.15 and 9.15 of Loan Agreement).

     If you participate in the Financed Area Developer Program, you must utilize BCI's accounting services under an Accounting and Administrative Services Agreement, a copy of which is attached to this offering circular as Exhibit F to the Loan Agreement. The fees payable to BCI under the Accounting and Administrative Services Agreement are described in Item 6 of this offering circular.

     BRIDGE FINANCING.
     ----------------

     In the past, BCI has offered to certain of its financed Developers short-term financing to provide additional funds to such a Developer to meet its short-term cash needs. The terms and conditions of, and the security for, this financing are similar to the financing provided under the Financed Area Developer Program, except that the principal amount of the Note executed with such financing is payable upon demand or a date certain within one year, the principal amount cannot be converted, and there is no option (as described above).

     SALE/LEASEBACK PROGRAM.
     ----------------------

     BCI has developed a sale/leaseback program for Sites which it may, in it its sole discretion, offer to you. In a typical sale/leaseback situation, you will negotiate and sign a contract to purchase a Site (the "Purchase Agreement"). If the Purchase Agreement is assignable to BCI and if the terms of the Purchase Agreement are otherwise acceptable to BCI, you will assign and BCI will assume the Purchaser's obligations under the Purchase Agreement. BCI will then close the purchase and acquire the Site.

     Upon the closing of the purchase of the Site, BCI will lease the Site to you. BCI will typically lease the Site to you on the terms of BCI's standard Franchise Lease, attached to this offering circular as Exhibit M. The monthly rent under the Franchise Lease will be equal to the Percentage Factor (defined below) multiplied by the Principal Amount (defined below) and divided by 12.
The Percentage Factor will vary periodically and is determined on a case-by-case basis. BCI is currently employing a Percentage Factor of 11%. The Principal Amount will also be determined on a case-by-case basis. In a typical case, BCI will acquire the land and improvements, if any, located at a Site. In such a case, the Principal Amount will be the purchase price for the land and improvements, plus an amount which may vary periodically in BCI's sole discretion (currently $25,000.00) and may include a "Landlord's Contribution" toward the cost of constructing a Boston Market Unit at the Site. The Landlord's Contribution, if any, will vary based on the circumstances, and may be an amount which may vary periodically in BCI's sole discretion (currently $250,000.00). BCI at its discretion may elect to fund the entire cost of construction under the terms of the Special Purposes Addendum to the Franchise Lease attached to this Offering Circular as Exhibit M-1. You must pay for directly or reimburse BCI for all out-of-pocket expenses associated with the transaction, e.g., survey, title insurance, soil tests, environmental assessments, legal fees, closing costs. (Articles 1,2,4,6-8 of Franchise Lease).

     If the building located at the Site can be remodeled to be converted into a Boston Market Unit, BCI will normally not include a Landlord's Contribution in the Principal Amount. If the Site consists only of raw land or if there is a building located at the Site which must be torn down and replaced with a new structure to house the Boston Market Unit, BCI will normally include a Landlord's Contribution in the Principal Amount.

     BCI may also offer the sale/leaseback program with respect to Sites already owned by you. In those instances, BCI will purchase the Site from you and lease it back to you in a manner similar to that described above.

     The term of the Franchise Lease is typically 10 years with the possibility of renewing for two periods of 5 additional years each. BCI may require personal guarantees of the Franchise Lease from your Owners or other appropriate parties. The Franchise Lease provides for a late charge of 5% of the amount of any installment of rent that is delinquent by more than 15 days. It is a "triple net" lease under which you are responsible for all costs associated with the Site including, taxes, insurance, and repairs. If you default on your obligation to pay rent, BCI may accelerate all or any part of rent due under the Franchise Lease and/or terminate the Franchise Agreement. As security for your performance under your Loan Agreement, you may be required to collaterally assign the Franchise Lease to BCI. (Articles 1,2,4,6-8 of Franchise Lease).

     The Franchise Lease provides that if BCI breaches the Franchise Lease, you may look solely to the estate and property of BCI in the leased premises and no other property or assets of BCI will be subject to levy, execution, or other procedures for satisfaction of your remedies. It also provides that you waive your right to trial by jury. (Sections 24.11 and 24.14 of Lease Agreement).

     The foregoing is merely illustrative of typical sale/leaseback transactions and BCI reserves the right to modify the terms for any particular situation.
All decisions whether to offer the sale/leaseback program to you will be made by BCI in its sole and absolute discretion on a case-by-case basis. Whether BCI determines to offer the program may vary from site to site and from Franchise Owner to Franchise Owner. BCI may modify, suspend or terminate the sale/leaseback program in its sole and absolute discretion at any time and without prior notice. BCI may, in its sole and absolute discretion, cause a sale/leaseback transaction to be effected by an affiliate of BCI, rather than by BCI itself (e.g., BCREI may effect a sale/leaseback transaction with you).

     LEASE AND SUBLEASE OF SITES CONTROLLED BY BCI
     ---------------------------------------------

     In certain circumstances, BCI may sell existing Units it owns in a particular market to a Developer when the Developer enters into a Development Agreement for that market. In some of those cases, BCI may, in its sole discretion, offer a real estate leasing and subleasing program for the Units which BCI sells to the Developer. In the case of Units where BCI owns the land and building, BCI would lease them to the Developer. In the case of Units for which BCI has entered into a ground lease or a premises lease with the owner of the Site, BCI would grant the Developer a sublease for those Units. In appropriate circumstances, BCI may also sublease Units it owns to Developer, or a Site to a Boston Market Developer who may sublease a portion of the site to an Einstein/Noah Bagels Developer for a "dual use" operation as described below in this Item 10 under "'Dual Use' Third Party Sale/Leaseback Program."

     Like the sale/leaseback program described above, the monthly rent would be equal to a Percentage Factor multiplied by a Principal Amount and divided by 12. As is the case with the sale/leaseback program, under this program the Percentage Factor will vary periodically and will be determined on a case-by-case basis. BCI is currently employing a Percentage Factor of 11%. There will be no Landlord's Contribution for Sites under this program.

     In the case of a Site which BCI owns, the Franchise Owner would enter into the Franchise Lease, attached to this offering circular as Exhibit M, and the
                                                           ---------
Special Purposes Addendum, attached to this offering circular as Exhibit M-1,
                                                                 ------------
for the Site and the Principal Amount would be equal to BCI's cost of the land, buildings and improvements at the Site plus an amount which may vary periodically in BCI's sole discretion (currently $25,000.00). In the case of Sites which BCI controls under a premises lease the Franchise Owner would enter into the Franchise Sublease attached to this offering circular as Exhibit L and
                                                                  ---------
the Principal Amount would be equal to: (i) the monthly rent under the premises lease, plus (ii) BCI's cost of the leasehold improvements at the Site, plus
(iii) an amount which may vary periodically in BCI's sole discretion (currently $25,000.00). In the case of Sites which BCI controls under a ground lease, the Franchise Owner will enter into the Franchise Lease and the Principal Amount would be equal to: (i) the monthly rent under the ground lease, plus (ii) BCI's cost of the buildings and improvements at the Site, plus (iii) an amount which may vary periodically in BCI's sole discretion (currently $25,000.00).

     In the event the buildings and improvements at a Site are not completed at the time the Franchise Owner enters into the Franchise Lease or the Franchise Sublease for that Site, the Principal Amount will not include the cost of the buildings and improvements. Once the buildings and improvements are completed, the Principal Amount will be adjusted to include the cost of those items.

     THIRD PARTY SALE/LEASEBACK PROGRAM.
     -----------------------------------

     BCI has developed a third party sale/leaseback program for Sites which it may, in its sole discretion, offer to you. As of the date of this offering circular, such third party sale/leaseback financing is available from CNL Institutional Advisors, Inc. and Captec Financial Group, Inc. (each of which is referred to as a "third party"). In a typical situation you will negotiate and sign a contract to purchase a Site (the "Purchase Agreement"). If the Purchase Agreement is assignable to the third party and if the terms of the Purchase Agreement are otherwise acceptable to BCI and the third party you will assign the Purchase Agreement to the third party. The third party will then purchase the Site. In a limited number of cases, BCI may sell Sites which it owns to the third party for lease back to you.

     Upon the closing of the purchase of the Site, the third party will lease the Site to you on the terms of the third party's then current standard form of lease (the "Third Party Lease"). A copy of a typical Third Party Lease is attached to this offering circular as Exhibit M-2. The monthly rental under the
                                      -----------
third party lease will vary and will be determined on a case by case basis. Currently the purchase price for the land and the reimbursement for the construction of improvements is based on whether you are a Tier I, Tier II or Tier III Developer (see the definitions of these terms below).

     The monthly rent under the Third Party Lease will be equal to the Percentage Factor (defined below) multiplied by the Rent Computation Base (defined below) and divided by 12. The Percentage Factor will vary periodically depending on when the Third Party Lease is entered into and, furthermore, the Percentage Factor increases over time during the term of the Third Party Lease. As of the date of this offering circular, the Percentage Factor was as follows:


==============================================================================
          YEARS 1 -5             YEARS 6-10                YEARS 11-15
------------------------------------------------------------------------------
            10.5%                 11.55%                     12.71%
==============================================================================

     The Rent Computation Base will be calculated as follows:

          Cost of Land + Overhead Reimbursement + Construction Cost = Total Project Cost

          [Total Project Cost x Applicable Sales Percentage] + Closing Costs = Rent Computation Base

In the calculation above, the following terms have the following values:

   OVERHEAD REIMBURSEMENT:        Where the Third Party Lease is for a Site that
                                  BCI owned and sells to a third party, this charge will be $45,000 to reimburse BCI its capitalized overhead costs related to the Site. Where another party owns the land at a Site and sells it to the third party for lease to you, the reimbursement will be $25,000.

   APPLICABLE SALES PERCENTAGE:   75% for Tier I and Tier II Developers and
                                  100% for Tier III Developers (defined below)

   CLOSING COSTS:                 Actual closing costs (estimated to be $25,000)

   TIER I DEVELOPERS:             The most mature and most developed Developers

   TIER II DEVELOPERS:            The more mature and more developed Developers

   TIER III DEVELOPERS:           Newer, smaller and less developed Developers

BCI, the third party and the Developer will determine by agreement in which Tier the Developer is placed.

     Note that the Third Party Lease provides for percentage rent to commence in the sixth year of its term. Thus, starting in the sixth year, rent will be the greater of:

   (a)  the amount derived from the calculation set forth above; or

   (b) a fixed percentage of the gross revenue of the Boston Market Unit located at the Site.

For purposes of calculating percentage rent under the Third Party Lease, the fixed percentage is 4% for Tier I and Tier II Developers and 5% for Tier III Developers.

     We will provide absolute and unconditional guarantees of only the rent and real estate tax obligations of Tier III Developers under Third Party Leases. We will also guarantee only the rent and real estate tax obligations of Tier II Developers under Third Party Leases, which guarantees may be subordinated to BCI's senior revolving credit agreement. We will not provide guarantees for Tier I Developers.

     The third party may also offer the sale/leaseback program to you for Sites already owned by you. In those instances, the third party will purchase the Site from you and lease it back to you in a manner similar to that described above.

     The term of the Third Party Lease is typically 15 years with the possibility of renewing for 5 periods of 5 additional years each. It is a "triple net" lease under which you are responsible for all costs associated with the Site including taxes, insurance and repairs. In the event of the tenant's default, the Third Party Lease provides for, among other remedies, damages payable to the landlord equal to the present value of the amount by which the unpaid rent for the balance of the term exceeds the amount of lost rent that the tenant proves could be reasonably avoided. For purposes of determining the present value of that amount, the Third Party Lease utilizes a discount rate of 10.5% per annum (Section 15.B.(ii) of the Third Party Lease). As security for your performance under your secured Loan Agreement, you must collaterally assign the Third Party Lease to BCI. (Article 12 of Third Party Lease.)

     The foregoing is merely illustrative of typical third party sale/leaseback transactions and BCI reserves the right to modify the terms for any particular situation. All decisions concerning whether to offer the sale/leaseback program to you will be made by BCI in its sole and absolute discretion on a case-by-case basis. Whether BCI determines to offer the program may vary from site to site and from Franchise Owner to Franchise Owner. BCI may modify, suspend or terminate the third party sale/leaseback program in its sole and absolute discretion at any time and without prior notice.

     "DUAL USE"  THIRD PARTY SALE/LEASEBACK PROGRAM.
      ---------------------------------------------

     BCI has developed a variation on the third party sales/leaseback program for "dual use" Sites. This term refers to Sites which will be occupied by both a Boston Market Unit and by an Einstein Bros. Bagels ("EBB") shop. In a typical dual use sale/leaseback transaction, the owner of the Site will sell it to the third party. The third party will then lease the Site to BCI who will either
(a) sublet the Site to a Boston Market Developer and an EBB Developer; or (b) sublet the Site to the Boston Market Developer who, in turn, will sublet to an EBB Developer. The Boston Market Developer will then construct a dual use building at the Site using its own funds. Upon completion of construction, the third party would provide additional funding to BCI in the form of a landlord allowance the amount of which will vary, depending on whether the Boston Market Developer is classified in Tier I, II or III. BCI would in turn pass that allowance on to the Boston Market Developer as an allowance to defray the cost of construction.

     The rent under the subleases between BCI as sub-landlord and the Boston Market Developer and EBB Developer as sub-tenants will be calculated in the same manner as under the third party sale/leaseback program, including for percentage rent. The rent to be paid by the Boston Market Developer and the EBB Developer will, when added together, equal the total amount of rent payable under the prime lease between the third party and BCI (the "Prime Lease"). That total will be allocated between the Boston Market Developer and the EBB Developer, depending on the amount of space at the Site each of them uses. It is expected that a typical allocation will be that the Boston Market Developer will pay 57% of the total rent and EBB Developer will pay 43%. However, this will vary somewhat with the circumstances of particular Sites. The percentage rent provided for in the Prime Lease will also be passed through to the Boston Market Developer and the EBB Developer and allocated between them in a similar manner. BCI may also enter into leases for dual use Sites with land owners in which case BCI will sublet the Site to a Boston Chicken Developer and an EBB Developer in a manner similar to the program described above. The form of lease used in this program will be substantially similar to the Third Party Lease attached as Exhibit M-2, with appropriate modifications to reflect the dual-use structure.

     FINANCING SUBLEASE PROGRAMS.
     ----------------------------

     BCI has developed sublease programs for Unit equipment, leasehold improvements and fee real estate which it may, in its sole discretion, periodically offer to you. Funding is available under the General Electric Capital Corporation sublease program (the "GECC Program"), in BCI's sole discretion.

     BCI would enter into an inducement agreement with you (the "Inducement Agreement"), a copy of which is attached to this offering circular as Exhibit K-
                                                                      ----------
1, which sets forth the conditions to be satisfied for participation, at BCI's
-
sole discretion, in the GECC Program and any future financing sublease programs developed by BCI. The Inducement Agreement requires you to acknowledge that BCI may decline at any time to include any of your equipment in the equipment sublease programs, and any such denial by BCI will not constitute a breach of the Inducement Agreement or give rise to any claim or cause of action against, or liability of, BCI, including any liability in fraud or any other tort. (See
Section 1.6 of the Inducement Agreement).

     Under the GECC Program, on any specified funding date, you may submit to BCI invoices for new Unit equipment, leasehold improvements and fee real estate (the "Lease Assets"). If approved by BCI in its sole discretion, BCI will have the Lease Assets purchased from you by General Electric Capital Corporation (which is not related to BCI), for itself and as agent for certain participants (the "Lessor"), who will then lease the equipment to BCI under a lease between BCI and the Lessor (the "GECC Master Lease"). BCI, in turn, will sublease the equipment to you under a sublease (the "GECC Sublease"), a copy of which is attached to this offering circular as Exhibit K-2. The GECC Sublease will be a
                                      -----------
net lease in which you will be responsible for the payment of all costs and expenses applicable to the ownership and use of the Lease Assets, including taxes, insurance and maintenance. Rent will be payable quarterly consisting of two components; interest based upon the three-month LIBOR plus a spread, and amortization of the purchase price of the equipment (which purchase price includes transaction costs, including attorneys' fees), based upon a decline in the fair market value of the equipment. As of February 25, 1997, the interest rate was 9.3969%.

     To secure your obligations under the GECC Sublease, you will grant to BCI a security interest in the equipment. BCI, in turn, will assign both the security interest and the GECC Sublease as collateral to the Lessor.

     The base term of the GECC Sublease will commence on the date the Lease Assets are acquired by the Lessor and end two years from such date.

     At the end of the base term of the GECC Sublease or at the end of a renewal term (as described below), you may exercise one of three options:

          (a) Renew the GECC Sublease as to all, but not less than all, of the Lease Assets for an additional one year renewal term. The Sublease may only be renewed for three one-year renewal terms.

          (b) Purchase all, but not less than all, of the Lease Assets for the outstanding balance due under the GECC Sublease.

          (c) Return all, but not less than all, of the Lease Assets to BCI and arrange for a sale, scrap or other disposition of the Lease Assets. You will pay to BCI all scheduled rent due at the time you return the Lease Assets, plus the product obtained by multiplying the GECC Sublease balance by an applicable percentage specified in the GECC Sublease. Upon the sale, scrap or other disposition of the Lease Assets, BCI will pay you the net proceeds, if any, in excess of the residual risk amount of such Lease Assets set forth in the GECC Sublease, and applicable taxes.

     If no default or event of default exists, on any date rent is due, you may purchase all, but not less than all, of the Lease Assets for the outstanding balance due under the GECC Sublease.

     Upon a default under the GECC Sublease, BCI may: (1) terminate the GECC Sublease, (2) declare the GECC Sublease balance due and payable, (3) take possession of the equipment or require you to return the equipment to BCI, or
(4) sell the equipment. If the GECC Sublease is terminated or the equipment is sold to a third party, you will still be liable for any unpaid balances on the GECC Sublease. You will be responsible to pay any costs, including attorneys' fees and expenses, incurred by BCI in taking such actions. (Sections XI(b) and (c) of the GECC Sublease) Among other things, nonpayment of rent, failure to maintain insurance or perform other covenants in the GECC Sublease, or your bankruptcy or insolvency constitute defaults under the GECC Sublease. (Section XI(a) of the Sublease) A default under the Loan Agreement also constitutes a default which allows BCI to exercise the remedies described above. (Section 8.1 of the Inducement Agreement)

     The GECC Sublease is subject and subordinate to the GECC Master Lease.
Upon an event of default under the GECC Master Lease, the Lessor has the right to terminate the GECC Master Lease and as a result may terminate your rights under the GECC Sublease. After an event of default under the GECC Master Lease, you will have the right, as long as your GECC Sublease is not in default, to purchase the equipment, within 90 calendar days after notice of the event of default, for a purchase price equal to the stipulated loss value of such equipment plus all taxes and charges on such sale and all other reasonable and documented expenses. (Section XVIII(f) of the GECC Sublease)

     Demand and certain notices, including notice of sale, are expressly waived by you under the GECC Sublease. (Section XI(d) of the Sublease) The parties to the GECC Sublease and the Inducement Agreement agree to waive their right, if any, to a jury trial. (Section XIX(a) of the

Sublease, Section 10.10 of the Inducement Agreement) The non-prevailing party in any action under the Inducement Agreement must pay to the prevailing party the court costs and reasonable attorneys' fees and other expenses incurred, directly or indirectly, by the prevailing party. (Section 10.11 of the Inducement Agreement)

     GENERAL.
     -------

     The terms of the financing described above in this Item 10 may vary depending on the particular circumstances. BCI does not place financing with anyone, and, therefore, it does not receive any payment for the placement of financing.

     Except for a qualified Developer's participation in the Financed Area Developer Program, BCI is unable to estimate whether you will be able to obtain financing for any part or all of your investment or the terms of any such financing, which will depend on general credit conditions and your creditworthiness. The terms on which financing is offered under the Financed Area Developer Program are limited by BCI's credit arrangement with its lenders.

     Under the terms of the Franchise Agreement, a pledge of the Franchise Agreement or the lease in obtaining financing constitutes a transfer requiring BCI's approval and BCI's policy is not to approve such pledges or leasehold improvements or franchise rights or other liens, royalty deferrals or subordination provisions sought by the SBA or bank lenders. Pledges of equipment for equipment financing in the ordinary course of business are generally outside the scope of this restriction.

     BCI does not have any past or present practice or intention to sell, assign or discount to any third party any note, contract or other instrument executed by you, except that BCI's rights to security interests in you and your shares may be pledged to any secured lender of BCI.

                                    ITEM 11
                                    -------

                            FRANCHISOR'S OBLIGATIONS

     Except as listed below, BCI need not provide any assistance to you.

DEVELOPMENT AGREEMENT
---------------------

     REVIEW OF DEVELOPMENT PLAN/GRANT OF FRANCHISES.
     ----------------------------------------------

     BCI will review and may amend and approve a real estate development plan for developing Boston Market Units in the Development Area that you prepare and submit to BCI for consideration. In addition, if you are in full compliance with all of the terms and conditions of the Development Agreement and you and your Authorized Entities are in full compliance with all obligations under all Franchise Agreements executed under the Development Agreement, BCI will grant to you (or your Authorized Entities) during the Development Term and in accordance with the Development Agreement, the right to develop and operate Boston Market Units in the Development Area. (Sections 3.A and 5.A of Development Agreement).

     TARGET SITES.
     ------------

     If during the Sub-Area Term of a particular Sub-Area BCI locates a site suitable for a Boston Market Unit within such Sub-Area (a "Target Site"), BCI will notify you in writing of such Target Site if BCI intends that such Target Site be developed and operated as a Boston Market Unit. If BCI has fully negotiated a lease or purchase agreement for the Target Site, BCI will fully cooperate with you in obtaining the landlord's consent to execute the lease or the seller's consent to execute the purchase agreement or assignment of purchase agreement. If BCI has not fully negotiated a lease or purchase agreement for the Target Site, then you will have 30 days in which to negotiate and deliver to BCI for review a lease or purchase agreement for the Target Site in form for execution. Your right to develop a Boston Market Unit at the Target Site, conditions to your exercise of the right and the consequences of not exercising this right are further described in Item 12 of this offering circular and the Development Agreement. (Section 3.E of Development Agreement).

     CONVERSION SITES.
     ----------------

     If, during the applicable Sub-Area Term for a particular Sub-Area, BCI acquires the shares or assets (which may include, by way of illustration and not by way of limitation, furniture, fixtures, equipment, leasehold improvements and/or leasehold interests) of any business operating at one or more sites located within such Sub-Area which meet BCI's specifications and standards as in effect periodically for conversion to Boston Market Units (the "Conversion Sites"), and BCI determines in its sole discretion to convert such Conversion Sites to Boston Market Units, BCI agrees to offer to sell such Conversion Sites to you or, at your option, to an Authorized Entity, for the price paid by BCI. Additional information concerning your right to purchase Conversion Sites and the consequences of not exercising this right are described elsewhere in this offering circular and in the Development Agreement (Section 3.F of Development Agreement).

     SPECIAL DISTRIBUTION ARRANGEMENTS.
     ---------------------------------

     BCI may, at any time and in its sole discretion, determine to offer you (or an Authorized Entity that is a franchise owner of a Boston Market Unit) the right to operate a Special Distribution Arrangement at a Special Distribution Location designated by BCI. BCI will so notify you, or the Authorized Entity, by delivery to you or the Authorized Entity a Special Distribution Agreement authorizing you or the Authorized Entity to operate a Special

Distribution Arrangement at the Special Distribution Location. (Section 4.A of Development Agreement).

     DELIVERY SERVICE.
     ----------------

     If BCI, at any time and in its sole discretion, determines to offer Delivery Service in a designated Delivery Area in which a Unit is located, BCI will offer you (or an Authorized Entity that is the franchise owner of such Unit) the right to offer Delivery Service by delivering to you or such Authorized Entity a Delivery Rider to the applicable Franchise Agreement authorizing the offer of Delivery Service within such designated Delivery Area. Additional information concerning the consequences of not exercising this right is contained in Item 12 of this Offering Circular. (Section 4.B of the Development Agreement).

     CATERING SERVICE.
     ----------------

     If BCI, at any time and in its sole discretion, determines to offer Catering Service in a designated Catering Area in which a Unit is located, BCI will offer you (or an Authorized Entity that is the franchise owner of such Unit) the right to offer Catering Service by delivering to you or such Authorized Entity a Catering Rider to the applicable Franchise Agreement authorizing the offer of Catering Service within such designated Catering Area. Additional information concerning the consequences of not exercising this right is contained in Item 12 of this Offering Circular. (Section 4.C of the Development Agreement).

     DEMOGRAPHIC SERVICES/SITE SELECTION.
     -----------------------------------

     Annually throughout the Development Term, BCI will sell to you demographic detail reports on the demographics of each Sub-Area ("Demographic Detail Report") in which you retain the right to develop Boston Market Units. At your request, BCI may provide other demographic services at BCI's then-current charges, which charges will vary with the type of service requested. At your request, BCI will provide to you, at BCI's then-current charges, a report and grid map containing certain demographic information concerning a proposed site and surrounding area, which report and grid map may be prepared by BCI or by an independent demographic statistics service at BCI's discretion. BCI will provide you with its site selection criteria periodically established by BCI in its sole discretion. BCI will approve or disapprove a site by delivery of written notice to you. BCI will exert its reasonable best efforts to deliver such notification to you within 30 days after receipt by BCI of a complete site approval request package and location feasibility analysis on BCI's specified forms (containing such demographic, commercial, and other information and photographs as BCI may periodically require) for each site at which you propose and intend in good faith to establish and operate a Boston Market Unit and which you believe to conform to BCI's minimum site selection criteria. (Section 5.A of the Development Agreement).

     FORM LEASE AND PURCHASE AND SALE AGREEMENTS.
     -------------------------------------------

     BCI will furnish you with a copy of its current standard forms of the Form Unit Lease and Form Purchase and Sale Agreement and its standards, all of which BCI may periodically modify in its sole discretion. After receiving a copy of a proposed Site Agreement for an Approved Site, BCI will have the right, in its sole discretion, to approve, approve with modification or disapprove the Site Agreement. BCI will exert its best efforts to deliver notification to you within 20 days after receipt by BCI of the proposed Site Agreement. (Section 5.B of Development Agreement).

     OFFER OF FRANCHISES.
     -------------------

     If (1) you are in full compliance with all of the terms and conditions of the Development Agreement, (2) you and your Authorized Entities are in full compliance with all Franchise Agreements you and/or the Authorized Entities have entered into, and (3) you (or an Authorized Entity) have obtained legal possession of an Approved Site, BCI will offer to you or and Authorized Entity a Franchise to operate a Boston Market Unit at such Approved Site by delivering to you or your Authorized Entity a Franchise Agreement in form for execution by you and your Principal Owners or your Authorized Entity and its Principal Owners. (Section 5.C of Development Agreement).

     CONFIDENTIAL INFORMATION.
     ------------------------

     BCI will disclose such parts of the Confidential Information (defined in Item 14 below) as BCI periodically deems necessary or advisable in its sole discretion for the development of Boston Market Units to you in providing training, and in guidance and assistance furnished to you under the Development Agreement and you may learn or otherwise obtain from BCI additional Confidential Information during the Agreement Term. (Section 7 of Development Agreement).

     MARKS.
     -----

     BCI has sole discretion to take such action as it deems appropriate regarding any apparent infringement of or challenge to your use of any Mark, or claim by any person of any rights in any Mark, and the right to control exclusively any settlement, litigation, arbitration or Patent and Trademark Office or other proceeding arising out of any such alleged infringement, challenge or claim or otherwise under any Mark. You must execute any and all instruments and documents and render such assistance and do such acts and things as may, in the opinion of BCI's counsel, be necessary or advisable to protect and maintain BCI's interest in any litigation or other proceeding or to otherwise protect and maintain BCI's interests in the Marks. BCI will reimburse you for your reasonable out-of-pocket expenses incurred and paid in complying with these obligations. (Section 9.C of Development Agreement).

     BCI will indemnify you against, and reimburse you for, all damages for which you are held liable in any proceeding arising out of your authorized use of any Mark, under and in compliance with the Development Agreement, and for all costs reasonably incurred by you in the defense of any such claim brought against you or in any such proceeding in which you are named as a party, if you have timely notified BCI of such claim or proceeding, have given BCI sole control of the defense and settlement of any such claim, and have otherwise complied with the Development Agreement. (Section 9.E of Development Agreement).

     COPYRIGHTED WORKS.
     -----------------

     BCI may authorize you to use certain copyrighted or copyrightable works (the "Copyrighted Works") which are valuable property of BCI or its affiliates provided you comply with the terms of the Development Agreement. BCI owns or is the licensee of the owner of the Copyrighted Works and will continue to create, acquire or obtain licenses for certain copyrights in various works of authorship used in accordance with the operation of Boston Market Units, including all categories of works eligible for protection under the United States copyright laws, all of which will be deemed to be Copyrighted Works. (Section 10.A of Development Agreement).

     BCI will periodically prescribe standards, specifications and operating procedures which relate to your right to use the Copyrighted Works, which right is limited solely to uses directly connected with your development of Boston Market Units during the Development Term under and in compliance with the Development Agreement. (Section 10.B of Development Agreement).

     BCI will have sole discretion to take such action as it deems appropriate regarding any actual or apparent infringement of or challenge to any of the Copyrighted Works, or claim by any person of any rights in the Copyrighted Works, and the right to control exclusively any settlement, litigation, arbitration or administration proceeding arising out of any such alleged infringement, challenge, or claim or otherwise under the Copyrighted Works. You must execute any and all instruments and documents and render such assistance and do such acts and things as may, in the opinion of BCI's counsel, be necessary or advisable to protect and maintain BCI's interests in any litigation or other proceeding or to otherwise protect and maintain BCI's interests in the Copyrighted Works. BCI will reimburse you for your reasonable out-of-pocket expenses incurred and paid in complying with the foregoing. (Section 10.C of Development Agreement).

     CONSIDERATION OF PERSONNEL.
     --------------------------

     BCI will review and determine whether your proposed Chief Operating Officer, Development Director, Training Director and Marketing Director are acceptable to BCI. See Item 15 below. (Sections 11.B-11.E of Development Agreement).

     FINANCIAL CAPACITY.
     ------------------

     BCI will review the written plans for your financing which you must periodically submit to BCI, which plans must be reasonably acceptable to BCI and which must include details of the sources and terms of such financing and such other information or documents required by BCI. (Section 11.G of Development Agreement).

     INSPECTIONS AND AUDITS.
     ----------------------

     To determine whether you are complying with the Development Agreement, BCI or its agents will have the right, at any reasonable time, to inspect, audit and copy any books, records, reports, computer data bases and documents pertaining to your obligations under the Development Agreement. (Section 11.I. of Development Agreement)

     DEVELOPMENT MANUAL.
     ------------------

     BCI will loan to you for your sole use during the Agreement Term one (1) copy of a confidential manual under the development and operation of Boston Market Units, which are one or more volumes, handbooks, manuals, written materials, video or audio cassette tapes, or computer diskettes, and other materials and intangibles, as may be periodically modified, added, replaced or supplemented by BCI in its sole discretion, whether by way of supplements, replacement pages, Franchise Bulletin disclosure, or other official pronouncements or means (collectively the "Development Manual"). BCI also will loan to you for your, or an Authorized Entity's, use during the term of each Franchise Agreement one (1) copy of the Manuals (defined below) for each Boston Market Unit developed and opened by you under the Development Agreement (the Manuals for the first Boston Market Unit to be developed under the Development Agreement will be made available to you promptly after execution of the Development Agreement). The Development Manual will contain specifications, standards, policies and procedures periodically required by BCI for developers of Boston Market Units and information relative to other of your obligations and the operation of Boston Market Units. The Development Manual may be periodically modified in BCI's sole discretion to reflect changes in the System or specifications, standards, policies and procedures for Boston Market Units or such other changes or additions as BCI deems necessary to advisable. You must keep your copy of the Development Manual current by immediately inserting all modified pages or materials furnished by BCI. If a dispute about the contents of the Development Manual, the master copies maintained by BCI at its principal office shall be controlling. The Development Manual is proprietary and confidential. Accordingly, you may not, at any time, disclose, copy or distribute any part of the Development Manual. (Section 11.J of Development Agreement). A copy of the table of contents of BCI's Operations Manual as in effect as of February 1, 1997, is attached to this offering circular as Exhibit
                                                                        -------
O.
-

     COMPUTER SYSTEMS.
     ----------------

     BCI will periodically identify those brands, types, makes, and/or models of communications and computer systems or hardware which BCI specifies or requires for the Computer System, Specified Software and the Licensed Program. (Section 11.L of Development Agreement).

     TRANSFERS.
     ---------

     BCI will review and consider for approval proposed transfers of: (i) the Development Agreement; (ii) a Franchise Agreement executed under the Development Agreement; (iii) a Franchise; (iv) a Boston Market Unit; (v) the lease for the premises of a Boston Market Unit; (vi) some or all of the assets of a Boston Market Unit (other than sales of inventory, equipment financing, or otherwise in the ordinary course of business); or (vii) you or an Authorized Entity. Any proposed transfer will be subject to the conditions for approval of transfer and BCI's right of first refusal contained in the Development Agreement. (Sections 12.B-12.G of Development Agreement).

     BCI has the right to periodically delegate the performance of any portion or all of its obligations and duties under the Development Agreement to designees, whether they are agents of BCI or independent contractors with which BCI has contracted to provide such services. (Section 12.I of Development Agreement).

FRANCHISE AGREEMENT
-------------------

     Before you open your Boston Market Unit, we will:

     FINANCING PLAN.  Before beginning development of the Boston Market Unit,
     --------------
you must obtain BCI's consent to your financing plan for the Boston Market Unit. You must submit a written plan for financing the Boston Market Unit's development, which must include the sources and terms of such financing and other information BCI may require. BCI will review such financing plan and may approve or disapprove it in its sole discretion. (Section 4.I of the Franchise Agreement)

     SITE SELECTION AND LEASE APPROVAL.  See Item 9 of this offering circular
     ---------------------------------
and Section 4.A of the Franchise Agreement.

     UNIT SPECIFICATIONS.  BCI will furnish you with mandatory and suggested
     -------------------
plans and specifications for a Boston Market Unit as more fully described in
Item 9 of this offering circular (Section 4.B of the Franchise Agreement).

     THE MANUALS.  BCI will loan to you, for your sole use, one (1) copy of a
     -----------
set of BCI's confidential manuals on the development and operation of Boston Market Units, which are one or more volumes, handbooks, manuals, written materials, video or audio cassette tapes, computer diskettes or any other materials or intangibles, as may be periodically modified, added, replaced or supplemented by BCI in its sole discretion, whether by way of supplements, replacement pages, Franchise Bulletin disclosure, or other official pronouncements or means (collectively the "Manuals"). The Manuals will contain specifications, standards, policies and procedures periodically required by BCI for Boston Market Units and information relative to your other obligations and the operation of a Boston Market Unit. The Manuals may be periodically modified at BCI's sole discretion to reflect changes in the System or specifications, standards, policies and procedures for Boston Market Units, to specify brands, types and/or models of equipment which must be used by you in the operation of the Unit, and to specify changes in the decor, format, image, Products, services and operations of a Boston Market Unit required by BCI or such other changes or additions as BCI deems necessary or advisable. A copy of the table of contents of the BCI Operations Manual, as in effect as of February 1, 1996, is attached to this offering circular as Exhibit O. (Section 5.C of the Franchise
                             ---------
Agreement).

     COMMUNICATION AND INFORMATION SYSTEM.  Both before the opening of the
     ------------------------------------
Boston Market Unit and during the operation of the Boston Market Unit, BCI has the same obligations to you under the Systems Agreement as are described with respect to Developer, above/and in Item 8. (Section 4.E of the Franchise Agreement).

     During your operation of the Unit, we will:

     SYSTEM STANDARDS.  As more fully described in Item 9 of this offering
     ----------------
circular, BCI will prescribe mandatory specifications, standards and procedures for the operation of Boston Market Units. (Section 11.D of the Franchise Agreement)

     GUIDANCE AND ASSISTANCE.  BCI may, in its sole discretion, furnish guidance
     -----------------------
to you with respect to: (1) recipes, methods, specifications, standards and operating procedures utilized by Boston Market Units and any modifications thereof; and (2) purchasing approved equipment, fixtures, furnishings, signs, Products, and materials and supplies; and (3) development and implementation of local advertising and promotional programs; and (4) general operating and management procedures of Boston Market Units; and (5) establishing and conducting employee training programs at the Boston Market Unit; and (6) opening the Boston Market Unit. Such guidance will, in the discretion of BCI, be furnished in the form of BCI's Manuals (as defined above), bulletins, video or audio cassette tapes, computer diskettes, written materials, reports and recommendations, other materials and intangibles, refresher training programs and/or telephonic consultations or consultations at the offices of BCI or at the Boston Market Unit. (Section 5.B of the Franchise Agreement)

     REIMBURSEMENT OF EXPENSES AND INDEMNIFICATION.  Under the Franchise
     ---------------------------------------------
Agreement, BCI will indemnify you and reimburse you with respect to costs and damages related to the Marks, and will reimburse you for certain expenses related to protection of the Copyrighted Works, on substantially the same terms and conditions as contained in the Development Agreement. See the discussion above in Item 9 of this offering circular for a description of the comparable terms contained in the Development Agreement. (Sections 6.C., 6.E. and 7.C. of the Franchise Agreement)

     MALL SITES.  BCI may offer you the opportunity to develop Mall Sites within
     ----------
the Territory. (See Item 12 of this offering circular and Section 2.D. of the Franchise Agreement)

     CONVERSION SITES.  BCI may offer you the right to purchase Conversion Sites
     ----------------
within the Territory. (See Item 12 of this offering circular and Section 2.E. of the Franchise Agreement)

     OPENING OF THE UNIT.
     -------------------

     BCI estimates there will be an interval of approximately thirty (30) to one hundred eighty (180) days between the execution of the Franchise Agreement and the opening of a Boston Market Unit, but the interval may vary based upon such factors as weather, the location and condition of the site and the construction schedule for the Boston Market Unit. You may not open the Boston Market Unit for business until: (1) BCI notifies you in writing that all of your development obligations have been fulfilled; (2) pre-opening training of personnel has been completed to BCI's satisfaction; (3) all amounts then due to BCI have been paid; (4) BCI has been furnished with copies of all insurance policies required under the Franchise Agreement, or such other evidence of insurance coverage and payment of premiums as BCI requests. You must comply with these conditions and be prepared to open the Boston Market Unit for business within one hundred and eighty (180) days after the date of the Franchise Agreement. If you are a Developer and have already opened a Boston Market Unit under the Development Agreement, you must ensure that the foregoing conditions are met within one hundred twenty (120) days after the date of the Franchise Agreement. You must open the Boston Market Unit for business and commence conduct of business at the Boston Market Unit under the Franchise Agreement within five (5) days after BCI gives notice to you stating that the Boston Market Unit is ready for opening. (Section 4.F of the Franchise Agreement)

     INSPECTIONS AND AUDITS.
     ----------------------

     See Item 6 of this offering circular, the discussion above in Item 9 of this offering circular and Section 14 of the Franchise Agreement.

     ADVERTISING PROGRAMS.
     --------------------

     BCI's advertising program consists of print, radio and television advertising and merchandising activities. Such advertising is local, regional and national in scope. Most of BCI's advertising is produced by its national advertising agency, although a portion is produced by BCI's in-house marketing personnel.

     Before their use by you, samples of all advertising and promotional materials not prepared or previously approved by BCI must be submitted to BCI for approval, in the form and manner periodically required by BCI. If written approval is not granted by BCI within fifteen (15) days from the date of receipt by BCI of such materials, BCI will be deemed to have disapproved the submitted materials. You may not use any advertising or promotional materials that BCI has not approved, has disapproved or that do not include the copyright registration notices and trademark registration notices designated by BCI. In its sole discretion, BCI may disapprove on a prospective basis materials which BCI had previously approved. BCI does not utilize an advertising council composed of Franchise Owners.

     LOCAL AD FUNDS.  All franchisees of BCI in a particular Market Area (which
     --------------
is usually a television market) must participate in a local advertising fund (a "Local Ad Fund") for that Market Area. Local Ad Funds will operate in substantially the same manner as the Marketing Fund (described below). You must contribute to the appropriate Local Ad Fund four percent (4%) of your Boston Market Unit's Royalty Base Revenue for each Accounting Period in which you participate in the Local Ad Fund. BCI has the right to periodically require you to increase your contributions to the Local Ad Fund. However, the required contributions will not exceed 4.25% before 1998, 4.5% before 1999, 4.75% before 2000 and 5% during the remaining term of the Franchise Agreement. However, if you are a Developer, under the Development Agreement, you must cause each Boston Market Unit you own, and cause each Authorized Entity which owns one or more Boston Market Units to cause each one of its Units, to contribute to the Local Ad Fund an amount equal to the greater of: (1) the standard Local Ad Fund contribution required under the applicable Franchise Agreement or (2) an amount which, when aggregated with the Local Ad Fund contributions of the other Boston Market Units in the Market Area will be sufficient to enable you, through the Local Ad Fund, to commence Required Television Advertising within one year of the opening of the first Boston Market Unit and to continue Required Television Advertising thereafter throughout the full term of the Development Agreement. "Required Television Advertising" means television advertising in the Dominant Marketing Area ("DMA") (as periodically determined by the Nielsen Ratings Company) in which the Development Area is located at a minimum level of 150 gross ratings points for a minimum of thirty-five (35) weeks per calendar year, at least one-half ( 1/2) of which gross ratings points must be in prime television viewing time. BCI may, in its sole discretion, periodically use a market designation comparable to, but different from, the Dominant Marketing Area for purposes of this definition.

     Local Ad Funds are administered by BCI and are not governed by written documents, other than the terms of the Development Agreement and Franchise Agreements. BCI prepares unaudited financial statements for each Local Ad Fund for each Accounting Period and disseminates them to the Franchise Owners who participate in that Local Ad Fund. Under the Franchise Agreement, BCI is obliged to prepare annual summary financial statements for each Local Ad Fund and to make them available to participants in that fund upon their written request. BCI may require Local Ad Funds to be formed, changed, dissolved or merged.

     MARKETING FUND.  Franchise Owners of Boston Market Units and Boston Market
     --------------
Units which are owned by BCI or its affiliate, to the extent that BCI has the right to require its Franchise Owners and affiliates to do so, must contribute to BCI's national marketing fund (the "Marketing Fund"). Those Boston Market Units owned by BCI and its affiliates will contribute to the Marketing Fund on the same basis as Franchise Owners do.

     You must contribute to the Marketing Fund two percent (2%) of the Royalty Base Revenue of your Boston Market Unit at the same time and in the same manner as the Royalty Fees payable under the Franchise Agreement. All Franchise Owners of Boston Market Units are required to contribute to the Marketing Fund at the same rate.

     BCI will direct all advertising, media placement, marketing and public relations programs and activities financed by the Marketing Fund, with sole discretion over the strategic direction, creative concepts, materials and endorsements used therein, and the geographic, market, and media placement and allocation thereof. The Marketing Fund may be used to pay various costs and expenses, including preparing and producing video, audio and written advertising materials; interest on borrowed funds; sponsorship of sporting, charitable or similar events; reasonable salaries and expenses of employees of BCI or its affiliates working for or for the Marketing Fund or on advertising, marketing, public relations materials, programs or activities or promotions for the benefit of the Marketing Fund and administrative costs and overhead of BCI or its affiliates incurred in activities reasonably related to the administration and activities of the Marketing Fund; administering advertising programs, including, without limitation, purchasing direct mail and other media advertising and employing advertising agencies to assist therewith; and supporting public relations, market research and other advertising, promotional and marketing activities, including testing and test marketing programs, fulfillment charges, and development, implementation, and testing of trade dress and design prototypes. You must par ticipate in all advertising, marketing, promotions, research and public relations programs instituted by the Marketing Fund.

     The Marketing Fund will furnish you with reasonable quantities of marketing, advertising and promotional formats and sample materials at cost.

     The Marketing Fund will be accounted for separately, but will not be required to be segregated, from the other funds of BCI and will not be used to defray any of BCI's general operating expenses, except for such reasonable salaries, administrative costs and overhead as

BCI may incur in activities reasonably related to the administration and activities of the Marketing Fund and creation or conduct of its marketing programs including conducting market research, preparing advertising and marketing materials and collecting and accounting for contributions to the Marketing Fund. BCI may spend in a fiscal year an amount greater or less than the aggregate contribution of all Boston Market Units to the Marketing Fund in that year. The Marketing Fund may borrow from BCI or other lenders at standard commercial interest rates to cover deficits of the Marketing Fund or invest any surplus for its future use. All interest earned on monies contributed to the Marketing Fund will be used to pay costs of the Marketing Fund before other assets of the Marketing Fund are expended. Although the Marketing Fund contributions BCI collects are covered by BCI's annual audit, separate audited financial statements are not prepared for the Marketing Fund. BCI will prepare a summary statement of monies collected and costs incurred by the Marketing Fund each year for BCI's immediately preceding fiscal year of BCI and will make it available to you upon your written request. The Marketing Fund may be incorporated or operated through an entity separate from BCI at such time as BCI deems appropriate, and such successor entity will have all rights and duties of BCI as described in this offering circular.

     Any Promotional Allowances (defined in Item 8.B. of this offering circular) collected by BCI for remission to the Marketing Fund (as more fully described below in Item 8.B. of this offering circular) will not be credited toward your required contribution to the Marketing Fund. Under no circumstances will BCI or its affiliates be required to contribute to the Marketing Fund any profits made or collected by BCI or its affiliates from sales to or purchases by you of any goods or services.

     BCI may, in its sole discretion, suspend contributions to and operations of the Marketing Fund for such periods that it determines to be appropriate and terminate the Marketing Fund upon written notice to you. All unspent monies on the date of termination will be distributed to BCI and Franchise Owners in proportion to their respective contributions to the Marketing Fund during the preceding 12 month period. BCI may reinstate the Marketing Fund upon the same terms and conditions described above upon 30 days' prior written notice to Franchise.

     MARKETING FUND AND LOCAL AD FUND PURPOSES.  The Marketing Fund and the
     -----------------------------------------
Local Ad Fund are intended to maximize recognition of the Marks and patronage of Boston Market Units generally, with respect to the Marketing Fund, and in the Market Area, with respect to the Local Ad Fund. Although BCI will endeavor to utilize the Marketing Fund and the Local Ad Fund to develop advertising and marketing materials and programs and to place advertising in order to benefit all Boston Market Units whose franchise owners contribute to those funds, BCI undertakes no obligation to ensure that any Boston Market Unit will benefit directly or in-directly or in proportion to its contribution to the Marketing Fund or the Local Ad Fund from the development of advertising and marketing materials or the placement of advertising by such funds. Your failure to derive any benefit in this manner will not serve as a basis for a reduction or elimination of your obligation to contribute to the funds. Except as expressly described above, BCI assumes no direct or indirect liability or obligation to you with respect to the maintenance, direction, or administration of the Marketing Fund or the Local Ad Fund.

     Marketing Fund monies were spent in the following manner in 1996:

          Ad Production                        13.5%
          Media Placement & Promotion          70.0%
          Administration                        5.8%

          Other:
             Market Research & Product Testing  4.4%
                Public Relations                1.1%
                Customer Service                2.0%
                Interest (Income)/Expense       3.2%

          TOTAL                               100.00%

As noted above, BCI receives payment for providing services to the Marketing Fund in that the salaries of certain BCI employees who work in the marketing area are paid out of the Marketing Fund. No monies from the Marketing Fund are used for advertising that is principally a solicitation for the sale of franchises. If all monies in the Marketing Fund are not spent in the fiscal year in which they accrue, those monies will be retained in the Marketing Fund and carried over to be used for expenditures in the following fiscal year. See Items 6 and 9 of this offering circular for a comprehensive discussion of BCI's advertising programs.

     COMPUTER SYSTEMS.
     ----------------

     You must purchase computer equipment that falls into two general categories -- "front of the house" and "back office".

     For the front of the house, you must purchase point of sale devices (the number of which may vary depending on the sales volume of the Unit, the presence of a drive-through, etc.). Each of these point of sale devices is itself a computer, which incorporates a touch-screen entry panel, a central processing unit and software designed to provide cash register-like functionality. Peripheral equipment is also associated with the point of sale devices, including cash drawers, receipt printers and kitchen display units (for drive-through and/or service line locations).

     In the back office, a computer is provided to facilitate the performance of Unit management functions, including activities like production scheduling, inventory management and cash reconciliation. Included with the back office computer system is a printer for the generation of paper reports, a tape drive that is used to make backup copies of computer data and a modem that is used to transfer data and programs between the Unit and other locations (for example, BCI's office).

     Miscellaneous computer-related equipment that must be purchased by you includes cables and equipment to connect all of the point of sale devices to the back office computer system, various power cables, an uninterruptible power supply, etc.

     The following identifies each hardware component and software program by brand, type and principal functions.


        COMPONENT                BRAND           TYPE          PRINCIPAL FUNCTIONS
========================================================================================

Point of sale device        NCR               7450         Point of sale/cash register
_______________________________________________________________________________________
Back office computer        NCR               3349         Computer-assisted store
                                                           management
________________________________________________________________________________________
Printer                     Hewlett-Packard   LaserJet     Printing of reports
________________________________________________________________________________________
Modem                       USRobotics        14400        Data communications
                                              Sportster
________________________________________________________________________________________
Point of sale software      Compris           V2.10        Cash register-like
                                                           functionality for point of
                                                           sale devices
________________________________________________________________________________________
Back office software        IntelliStore(TM)  V1.0         Software to facilitate
                            (Boston                        store
                              Chicken)                     management activities
=========================================================================================

     No organization has the contractual right or obligation to provide maintenance for any of the hardware components. However, the approximate annual cost for an optional maintenance contract on all of the hardware components is $2,315.00.

     BCI is responsible for providing ongoing maintenance, upgrades and updates for the Licensed Program. In addition to the initial one-time software license fee of $15,000 per Unit and your reimbursement to us of the per Unit fees we pay to the software suppliers, the ongoing annual cost for this support service is $3,876. BCI is not responsible for providing maintenance, upgrades or updates for software that is not part of the Licensed Program.

     NCR is the only supplier of the approved hardware components. The entire collection of hardware is sold as a complete package by NCR. The hardware components have been in continuous use since approximately March, 1994. NCR's address is:

                         NCR / AT&T GIS
                         2000 S. Colorado Blvd.
                         Denver, CO 80222
                         (303) 758-3334

     The Compris software is the only approved software for the point of sale devices. This software is licensed through BCI, from:

                         Compris Technologies Inc.,
                         1000 Cobb Place Blvd., Suite 300
                         Kennesaw, GA 30144
                         (770) 795-3300

     The other software components are the proprietary property of Boston
Chicken.

     Compatible equivalent hardware components exist only for the back office computer system (virtually any IBM-compatible 80486-based computer system may be compatible). Except for these hardware components, no components, other than those components described in the chart above in this Item 11, have been approved for use as part of the back office computer system.

     You may be required to upgrade or update any of the hardware components or software programs described above. There are no contractual limitations on the frequency or costs associated with this obligation.

     The point of sale hardware and software will be used to track individual sales transactions that take place at the Unit. This equipment is also used for the tracking of employees' hours of work (i.e., employees punch-in and punch-out using the point of sale equipment). Detailed records regarding every in-Unit sales transaction and every employee punch-in and punch-out are maintained.

     The back office computer system is used to generate and/or maintain production schedules, vendor orders, inventory lists, food cost analyses, employee records and other collections of data related to the day-to-day operation of the store. All of this data is stored on the back office computer system. BCI has independent access to all of this information and data. There are no contractual limitations on BCI's right to access this information and data.

     TRAINING PROGRAMS.
     -----------------

     If you are a Developer, BCI will periodically make available, at times and locations designated by BCI, a management training program for certain of your management personnel. The management training program will be made available at no charge to your initial Chief Operating Officer, Development Director, Training Director and Marketing Director and, at your request and at BCI's then-current standard charges, including travel and lodging expenses of BCI personnel for training not conducted at BCI's principal offices, additional personnel and any replacement or substitute Chief Operating Officer, Development Director, Training Director and/or Marketing Director, subject to space availability in BCI's regularly scheduled management training programs.

     BCI or its designee will provide, without charge, an initial management training program for the operation of a Boston Market Unit for the Unit Manager and the Additional Manager of the first three Boston Market Units developed under the Development Agreement at such time (subject to space availability in BCI's or its designee's regularly scheduled classes) and for such duration as BCI may designate, and at BCI's designated training facility and/or at a BCI-owned or franchised Boston Market Unit. Thereafter, BCI, at its option and in its sole discretion, may: (1) require your Training Director to provide such initial management training program (including a facility maintained by you if BCI so requires) to the Unit Manager and Additional Manager of each Boston Market Unit at a training facility (including a facility maintained by you if BCI so requires) certified and accredited by BCI in accordance with BCI's requirements, as long as the Training Director currently is certified to provide such training; or (2) provide, or designate a third party to provide, such initial management training program to the Unit Manager and Additional Manager of each Boston Market Unit at BCI's then-current standard charges, at such time (subject to space availability in BCI's regularly scheduled classes and/or availability of BCI's training personnel) and for such duration as BCI may designate, and at BCI's designated training facility and/or at BCI-owned or franchised Boston Market Units. You will be responsible for travel and lodging expenses of BCI personnel if such training is not conducted at BCI's principal offices. If you provide such training, BCI or its approved supplier may provide you with appropriate training materials or refresher or updated training materials at the then-current standard charges therefor. (Section 11.F of Development Agreement.)

     Before the commencement of the operation of the Boston Market Unit, the Unit Manager and the Additional Manager, appointed by you in accordance with the Franchise Agreement must attend and complete to BCI's satisfaction a BCI accredited and certified initial management training program in the operation of a Boston Market Unit. This training program may include classroom training, instruction at designated facilities and hands-on training in an operating Boston Market Unit. If the Boston Market Unit is not one of the first three Boston Market Units to be developed under the Development Agreement, BCI may, in its sole discretion, require on 30 days' prior written notice to you that your Training Director provide such training program at your training facilities in accordance with BCI's requirements if your Training Director is currently certified to provide such training program under the terms of the Development

Agreement. If such training program is provided by BCI or its designee, it will be provided at such time (subject to space availability in BCI's or its designee's regularly scheduled classes) as BCI may designate at a training facility and/or at a BCI-owned or franchised Boston Market Unit in the Denver, Colorado, area or such other location which BCI designates and will last for approximately 1 to 10 weeks. At your request, BCI or its designee may provide the training program to additional personnel at BCI's then-current standard charges, including, without limitation, applicable travel and lodging expenses, subject to space availability in BCI's or its designee's regularly scheduled training classes and/or availability of BCI's or its designee's training personnel. In addition, whether you, or BCI's designee is providing this training, BCI may, in its sole discretion as it deems necessary, require the Unit Manager and/or the Additional Manager to work full-time without compensation by BCI or its designee and at your expense for up to 10 weeks at a Boston Market Unit selected by BCI.

     BCI or its designee may periodically offer additional or refresher training programs to any Unit Manager or Additional Manager appointed at a later date and the Unit's assistant managers at per diem charges periodically established by BCI and at such times as BCI may designate to you. BCI may, in its sole discretion as it deems necessary, require the Unit Manager, Additional Manager or assistant managers of the Boston Market Unit or you to attend or to participate in, at BCI's per diem charges and at your expense, including, without limitation, travel and lodging expenses of training personnel for training other than at the trainers' principal offices, additional or refresher training programs at locations designated by BCI during the term of the Franchise Agreement. If a certified Unit Manager and/or Additional Manager ceases to hold such position at the Unit, you will have 30 days in which to appoint a substitute or replacement Unit Manager and/or Additional Manager, who must attend and complete to BCI's satisfaction the initial management training program as specified above promptly after appointment. If BCI in its sole discretion determines that the Unit Manager or Additional Manager or any Unit Manager or Additional Manager appointed at a later date has failed to satisfactorily complete the initial management training program or any additional or refresher training program, you must immediately hire a substitute Unit Manager or Additional Manager and promptly arrange for such person to complete the initial management training program to BCI's satisfaction. (Section 5.A. of the Franchise Agreement)

     The training program and other training will be conducted by training personnel under the direction of Ms. Diane Kessel whose experience is described in Section 2 of this offering circular. Certain Developers are authorized to provide training. A Developer's personnel providing this training will be BCI-certified trainers. The Manuals and other written materials will be used along with the training program. (Section 5.A. of the Franchise Agreement.)

     Training courses for Unit Managers and Additional Managers are began every two to three weeks. Training courses for Developer management personnel are held on an as-needed basis.

                           DEVELOPER LEVEL TRAINING

===================================================================================================================================

                                                                                                HRS. OF
                                                                                   HRS. OF      ON THE
                                                                                  CLASSROOM       JOB
         SUBJECT                  TIME BEGUN          INSTRUCTIONAL MATERIAL      TRAINING      TRAINING        INSTRUCTOR
___________________________________________________________________________________________________________________________________


Orientation                    8 a.m. - 5 p.m.       Wings Guides (Management        8 hrs.               Training Manager and/or
                              (8 hrs.)               Development Training                                 Director of Training
                                                              Manual)
___________________________________________________________________________________________________________________________________

Recruiting and Selecting      8 a.m. - 12 p.m.       BC Selection System             4 hrs.               Training Manager and/or
Employees                    (4 hrs.)                                                                     Director of training
___________________________________________________________________________________________________________________________________

Trainer Certification         1 p.m. - 5 p.m.        Employee Skills Training        4 hrs.               Training Manager and/or
                              (4 hrs.)               Program and Wings                                    Director of Training
___________________________________________________________________________________________________________________________________

Store Administration          1 p.m. - 5 p.m.        Systems Reference Guide         4 hrs.               General Manager and/or
                              (4 hrs.)               and                                                  Managing Partner
                                                     Operations Manual
___________________________________________________________________________________________________________________________________

Chicken Handling              8 a.m. - 6 p.m.        Wings Guides and                          10 hrs.    Certified Hourly Trainer
                              (10 hrs.)              Operations
                                                     Manual
___________________________________________________________________________________________________________________________________

Production                    8 a.m. - 6 p.m.        Wings Guides and                          20 hrs.    Certified Hourly Trainer
                              (10 hrs.)              Operations
                                                     Manual
___________________________________________________________________________________________________________________________________


Back-Up                       8 a.m. - 6 p.m.        Wings Guides and                        20 hrs.     Certified Hourly Trainer
                              (10 hrs.)              Operations
                              2 p.m. - 12 a.m.       Manual
                              (10 hrs.)
___________________________________________________________________________________________________________________________________


===================================================================================================================================

                                                                                                HRS. OF
                                                                                   HRS. OF      ON THE
                                                                                  CLASSROOM       JOB
         SUBJECT                  TIME BEGUN          INSTRUCTIONAL MATERIAL      TRAINING      TRAINING        INSTRUCTOR
___________________________________________________________________________________________________________________________________

 Cooking and Cutting           8 a.m. - 6 p.m.       Wings Guides and                            20 hrs.   Certified Hourly Trainer
                              (10 hrs.)              Operations
                              2 p.m. - 12 a.m.       Manual
                              (10 hrs.)
___________________________________________________________________________________________________________________________________

 Retail                        10 a.m. - 8 p.m.      Wings Guides and                           10 hrs.   Certified hourly Trainer
                              (10 hrs.)              Operations
                                                     Manual
___________________________________________________________________________________________________________________________________

Shift Management-             7:30 a.m. -            Wings Guides and                           30 hrs.   Store Manager or
 Opening                      5:30 p.m. (10 hrs.)    Operations                                           General Manager
                                                     Manual
____________________________________________________________________________________________________________________________________

Management-Closing            2 p.m. - 12 a.m.       Wings Guides and                           30 hrs.   Store Manager or
                              (10 hrs.)              Operations                                           General Manager
                                                     Manual
==================================================================================================================================

                                                        UNIT LEVEL TRAINING

===================================================================================================================================

                                                                                                        HOURS OF    HOURS OF
                                                                                                       CLASSROOM       OTJ
           SUBJECT                 TIME BEGUN                  INSTRUCTIONAL MATERIAL                   TRAINING     TRAINING
___________________________________________________________________________________________________________________________________

 Classroom Orientation & In-      Day 1           Wings Guides                                                8           0
 Store Orientation
___________________________________________________________________________________________________________________________________

Retail                           Days 2-4         Employee Skills Training Program and Wings Guides            0          24
___________________________________________________________________________________________________________________________________

Prep                             Days 5-7         Employee Skills Training Program and Wings Guides            0          24
___________________________________________________________________________________________________________________________________

Achieving Service                Day 8            Wings Guides                                                 8           0
Excellence & Managing
Valuable People
___________________________________________________________________________________________________________________________________

Carver                           Days 10-12, 14   Employee Skills Training Program and Wings Guides            0          32
___________________________________________________________________________________________________________________________________

Handler                          Day 9            Employee Skills Training Program and Wings Guides            0           8
___________________________________________________________________________________________________________________________________

Market Specific Class            Day 13           Wings Guides                                                 8           0
(Production Cooking forms)
 and Sexual Harassment
 Training
___________________________________________________________________________________________________________________________________

Backup                           Days 15-17, 19   Employee Skills Training Program and Wings Guides            0          32
___________________________________________________________________________________________________________________________________

Recruiting & Selection; and      Day 18           BC Selection System and Wings Guides                         8           0
Trainer Certification
___________________________________________________________________________________________________________________________________

Individual Development Day       Day 20           Wings Guides                                                 8           0
___________________________________________________________________________________________________________________________________


===================================================================================================================================

                                                                                                        HOURS OF    HOURS OF
                                                                                                       CLASSROOM       OTJ
           SUBJECT                 TIME BEGUN                  INSTRUCTIONAL MATERIAL                   TRAINING     TRAINING
___________________________________________________________________________________________________________________________________

Open                             Days 21-22,      Wings/Operations Manual                                   0          24
                                 24-27
___________________________________________________________________________________________________________________________________

Midshift                         Days 28-29       Wings Guides/Operations Manual                            0          16
___________________________________________________________________________________________________________________________________

Close                            Day 30-35        Wings Guides/Operations Manual                            0          48
Bridge Week                      Days 36-40       Wings Guides                                              0          40
====================================================================================================================================


                                    ITEM 12
                                    -------

                                   TERRITORY

DEVELOPMENT AGREEMENT
---------------------

     TERRITORIAL RIGHTS.
     ------------------

     The Development Agreement grants you (or Authorized Entities) during the Development Term, the right to develop and operate Boston Market Units in the Development Area, which consists of one or more Sub-Areas. Except as otherwise expressly provided in the Development Agreement, and if you are in full compliance with the Development Agreement and you and your Authorized Entities are in full compliance with all Franchise Agreements, BCI and its affiliates will not during the Sub-Area Term for such Sub-Area operate or grant franchises for the operation of Boston Market Units within such Sub-Area. Your rights under the Development Agreement are limited to the applicable number of Units and the schedule and timing of the opening of Units in the respective Sub-Areas during the respective Sub-Area Terms and you are not granted any rights to develop or operate, and you may not develop or operate, Boston Market Units outside the respective Sub-Areas, except under rights granted to you under other agreements entered into with BCI, and you will also not offer Catering Service or Delivery Service or operate Special Distribution Arrangements, within the Development Area, except as provided in the Development Agreement.

     The continuation of your right to develop Units within each of the Sub-Areas is dependent upon your satisfaction of the Development Obligations set forth in the Development Agreement for such Sub-Area and of all of your other obligations and the obligations of your Owners under the Development Agreement. Upon termination or expiration of the Agreement Term, the Development Term or the Sub-Area Term for a particular Sub-Area, and as expressly provided in the Development Agreement during the Agreement Term, BCI and its affiliates will have the right to develop and operate, and to grant to others development rights and franchises to develop and operate, Boston Market Units within such Sub-Area, subject only to the territorial rights, if any, under the Franchise Agreements entered into by you (or an Authorized Entity) for Units in the Sub-Area. The Development Area and the Sub-Areas may not be altered except by the mutual written agreement of you and BCI or by termination of some or all of your rights as a result of your breach of the Development Agreement.

     You must prepare a Market Real Estate Development Plan for development of Boston Market Units in the Development Area and must open and have in operation in each Sub-Area the number of Boston Market Units set forth in the Development Schedule attached as an exhibit to the Development Agreement by the opening dates specified in the Development Schedule. You may develop in the Sub-Area only the number of Boston Market Units set forth on such exhibit. A Unit which is closed for more than 5 days (not counting BCI-approved holidays) during any period of 12 months will not be counted as open and in operation for purposes of the

Development Quota as of the next Unit opening date after such closing for purposes of determining your compliance with the Development Schedule for the Sub-Area in which such Unit is located.

     BCI'S RESERVATION OF RIGHTS.
     ---------------------------

     Except as expressly limited in the Development Agreement, BCI (for itself, its affiliates and its designees) retains all rights with respect to Boston Market Units, the Marks, the Copyrighted Works (defined in Item 14 below), and the sale of Products and any other products and services, anywhere in the world, including, without limitation: (1) the right to operate or grant others the right to operate food service businesses, including, without limitation, Boston Market Units and/or Rotisserie Units (defined below), at such locations within and/or outside the Development Area and each Sub-Area and on such terms and conditions as BCI, in its sole discretion, deems appropriate; and (2) the right, and the right to grant others the right, to develop, manufacture, market, distribute and/or sell Products and/or any other product or service within and/or outside the Development Area and each Sub-Area through any channel of distribution, whether wholesale, retail or otherwise, including through Special Distribution Arrangements, Delivery Service and Catering Service under or in association with the Marks or any other trademarks and/or to own or operate any other business under the Marks or any other trademarks; and (3) subject to your options to develop Target Sites and purchase Conversion Sites under the Development Agreement, the right to acquire and operate any business, including, without limitation, a business operating one or more food service businesses located or operating within and/or outside of the Development Area and any Sub-Area. A "Rotisserie Unit" is a food service business, including a Boston Market Unit, which derives a significant portion of its revenue from the sale of rotisserie roasted chicken and/or potpies.

     YOUR OPTION TO DEVELOP TARGET SITES.
     -----------------------------------

     If during the Sub-Area Term of a particular Sub-Area BCI locates a site suitable for a Boston Market Unit within such Sub-Area (a "Target Site"), BCI will notify you in writing of such Target Site if BCI intends that such Target Site be developed and operated as a Boston Market Unit. Within 10 days after your receipt of BCI's notice regarding such Target Site (including any relevant site-related materials in BCI's possession), you must notify BCI if you desire to develop and operate a Boston Market Unit at such Target Site. If you fail to so notify BCI within such time period, then BCI or its designee may develop and operate a Boston Market Unit at such Target Site.

     If you timely notify BCI in writing that you desire to develop and operate a Boston Market Unit at such Target Site and BCI has fully negotiated a lease or purchase agreement for such Target Site, then you (or an Authorized Entity) must
(1) obtain the consent of the landlord to execute and execute such lease, if applicable, or (2) execute a purchase agreement or an assignment of purchase agreement, if applicable, and (3) execute BCI's then current form of standard franchise agreement (containing BCI's then current fee and expenditure requirements) and such ancillary documents (including guarantees) as are then customarily used by BCI in the grant of franchises for Boston Market Units (collectively, "Franchise Documents") as modified for use along with a Target Site, as necessary, and (4) pay BCI the Site Location and Negotiation Fee, plus BCI's reasonable out-of-pocket expenses incurred in securing the Target Site, within 10 business days after BCI's delivery to you of the lease or purchase agreement, as the case may be, and the Franchise Documents. BCI will fully cooperate with you in obtaining the landlord's consent to execute such lease or the seller's consent to execute such purchase agreement or assignment of purchase agreement.

     If you timely notify BCI in writing that you desire to develop and operate a Boston Market Unit at such Target Site and BCI has not fully negotiated a lease or purchase agreement for such Target Site, then you will have 30 days in which to negotiate and deliver to BCI a lease or purchase agreement for such Target Site in form for execution. If BCI disapproves the lease or purchase agreement for failure to meet BCI's requirements, you will have ten (10) days within which to negotiate and deliver to BCI a revised lease or purchase agreement for such Target Site in form for execution. If the revised lease or purchase agreement fails to meet BCI's requirements, or if you fail to negotiate and deliver to BCI a lease or purchase agreement within the aforementioned 30 day period, then BCI or its designee may develop and operate a Boston Market Unit at such Target Site. If BCI approves the lease or the purchase agreement for such Target Site, then you (or an Authorized Entity) will (1) execute such lease or purchase agreement, as applicable, (2) execute the Franchise Documents, and (3) pay the Site Location Fee, plus BCI's reasonable out-of-pocket expenses incurred in securing the Target Site, all within 10 business days after BCI's delivery of the Franchise Documents to you.

     If you (or an Authorized Entity) fail to timely execute the lease or purchase agreement and Franchise Documents for a Target Site and pay the Target Site Fee, then BCI or its designee may develop and operate a Boston Market Unit at such Target Site.

     Any Target Site for which you (or an Authorized Entity) execute Franchise Documents and develop and open a Boston Market Unit will count toward the Sub-Area Quota for the Sub-Area in which such Target Site is located, under the condition that if such Target Site is a Mall Site, such Target Site will not count toward such Sub-Area Quota. BCI is not required to give notice to you or offer to you a franchise to develop a Boston Market Unit with regard to any suitable Target Site or Conversion Site (defined below) in a Sub-Area that BCI desires to develop and operate as a Boston Market Unit after the total number of sites for which you or an Authorized Entity have executed a Franchise Agreement and accepted as Target Sites or Conversion Sites equals the cumulative number of Units required to be open and operating on or before the last opening date for the last Unit required to be opened in such Sub-Area. As an alternative to terminating the Development Agreement, BCI has the right to terminate your option to develop Target Sites.

     YOUR OPTION TO PURCHASE CONVERSION SITES.
     ----------------------------------------

     If during the applicable Sub-Area Term for a particular Sub-Area BCI acquires the shares or assets (which may include, by way of illustration and not by way of limitation, furniture, fixtures, equipment, leasehold improvements and/or leasehold interests) of any business operating at one or more sites located within such Sub-Area which meet BCI's specifications and standards as in effect periodically for conversion to Boston Market Units (the "Conversion Sites"), and BCI determines in its sole discretion to convert such Conversion Sites to Boston Market Units, BCI will offer to sell such Conversion Sites to you or, at your option, to an Authorized Entity, for the price paid therefor by BCI, if: (1) such sale will not conflict with any existing legal obligation of BCI or the business being acquired; and (2) such sale will not preclude the completion of the acquisition on the terms agreed to by BCI; and (3) such sale will not interfere with any other legal agreement, arrangement or combination; and (4) you agree to execute, or cause an Authorized Entity to execute, concurrently with your purchase, the Franchise Documents, as modified for use along with a Conversion Site, as necessary, for each and every such Conversion Site and convert each such Conversion Site to a Boston Market Unit as soon as practicable thereafter in accordance with BCI's standards and specifications. You will have 30 days after receipt of BCI's offer in which to accept or reject the offer by written notice to BCI. Any Conversion Site for which Developer (or an Authorized Entity) executes the Franchise Documents and develops and opens a Boston Market Unit will count toward the Sub-Area Quota for the Sub-Area in which such Conversion Site is located. If you reject or fail to timely accept BCI's offer to sell such Conversion Sites or BCI is unable to extend the offer for any of the reasons noted above, and if you and your Authorized Entities are in full compliance with the Development Agreement and all Franchise Agreements to which you or your Authorized Entities are parties, BCI will not utilize the Marks at such Conversion Sites (whether owned or franchised by BCI) for one year following BCI's acquisition thereof. BCI may, however, operate, alter, modify, refurbish, remodel, promote and market any such Conversion Sites during such one year period. As an alternative to terminating the Development Agreement, BCI has the right to terminate your option to develop Conversion Sites.

     DEFINITIONS.  As described below, BCI may, in its sole discretion, (a)
     -----------
offer the opportunity to a Boston Market Unit to offer Delivery Service and/or Catering Service and require a Boston Market Unit to offer Delivery Service and/or (b) approve a franchise owner to offer Special Distribution Arrangements.

          (1) DELIVERY SERVICE.  "Delivery Service" is the delivery of Products
              ----------------
     prepared at a Boston Market Unit or a separate delivery facility approved by BCI (such a facility is referred to in this document as a "Delivery Facility") to customers in a Delivery Area (defined below) in accordance with BCI's standards and specifications for the provision of such service and BCI's prototype plans and layout for a delivery staging area within a Boston Market Unit or in a separate facility, if any, approved by BCI, where (1) the Products are intended to serve fewer than 15 persons, and (2) such service involves the provision of no services other than the delivery of Products to a customer at a particular location within the Delivery Area. A "Delivery Area" is the geographic area in which BCI, in its sole discretion may authorize you to provide Delivery Service under a Delivery Rider (defined below). Your Delivery Area, if any, may be the same as, smaller than, larger than or different from the prescribed territory of your Boston Market Unit (the "Territory"). (The Territory of a Boston Market Unit is more fully described in Item 12 of this offering circular). A "Delivery Rider" is the form of rider to a Franchise Agreement used by BCI to authorize or require, in its sole discretion, you to offer Delivery Service within a Delivery Area. A copy of BCI's current form of Delivery Rider is attached to this offering circular as Exhibit C. BCI may, at any time and in its sole discretion, require that you provide Delivery Service from one or more Units. If you fail to provide Delivery Service, you will forfeit to BCI or its designees the right to provide such Delivery Service. The terms and conditions for Delivery Service are more fully described below.

          (2) CATERING SERVICE.  "Catering Service" is the delivery of Products
              ----------------
     prepared at a Boston Market Unit or a separate facility approved by BCI (an approved facility is referred to as a "Catering Facility") to customers in the Catering Area (defined below) under the BCI's standards and specifications for the provision of that service and BCI's prototype plans and layout for a catering staging facility, where (1) the Products are intended to serve 15 or more persons, or (2) in addition to the delivery of Products, ancillary services are provided to a customer at a location within the Catering Area, including, by way of example, the setting up for serving or distribution of Products. The "Catering Area" is the geographic area in which BCI, in its sole discretion, may authorize you to provide Catering Service under a Catering Rider (defined below). Your Catering Area, if any, may be the same as, smaller than, larger than or different from the Territory of a Boston Market Unit. A "Catering Rider" is the form of rider to a Franchise Agreement used by BCI to authorize, in its sole discretion, you to offer Catering Service within a Catering Area. A copy of BCI's current form of Catering Rider is attached to this offering circular as Exhibit D. If you fail to provide Catering Service, you will forfeit to BCI or its designees the right to provide such Catering Service. The terms and conditions for Catering Service are more fully described below.

          (3) SPECIAL DISTRIBUTION ARRANGEMENTS.  A "Special Distribution
              ---------------------------------
     Arrangement" is the sale of Products at or from a Special Distribution Location (defined below), whether or not by or through on-premises food service facilities or concessions, in accordance with BCI's standards and specifications for such sales. A "Special Distribution Location" is a facility or location, such as a school, hospital, office, work site, military facility, grocery store, convenience store, supermarket, entertainment or sporting facility or event, bus or train station, park, toll road or limited access highway facility, shopping mall or other similar facility, at or from which BCI, in its sole discretion, authorizes a Special Distribution Arrangement under a Special Distribution Agreement (defined below). A Special Distribution Location may be located within or outside the Territory. A "Special Distribution Agreement" is a separate agreement in which BCI authorizes you to operate a Special Distribution Arrangement at a Special Distribution Location designated by BCI. BCI will propose the terms of a Special Distribution Agreement at such time, if any, as it proposes a Special Distribution Arrangement to you. Special Distribution Arrangements are more fully described below. BCI is not generally obligated to offer Special Distribution Arrangements to you and may operate or grant others the right to operate Special Distribution Arrangements in the Territory of a Unit or the Development Area or a Sub-Area.

     SPECIAL DISTRIBUTION ARRANGEMENTS.
     ---------------------------------

     You are not granted any rights to operate Special Distribution Arrangements within or outside the Development Area under the Development Agreement. The right to operate or grant to others the right to operate Special Distribution Arrangements is expressly reserved to BCI. BCI has no obligation to offer to you the right to operate Special Distribution Arrangements, and BCI or its designees may instead operate or grant to others the right to operate Special Distribution Arrangements within and/or outside the Development Area. However, if BCI, at any time and in its sole discretion, determines to offer Developer (or an appropriate Authorized Entity that is a franchise owner of a Boston Market Unit) the right to operate a Special Distribution Arrangement at a Special Distribution Location designated by BCI, BCI will notify you (or such Authorized Entity) by delivering to you (or such Authorized Entity) a Special Distribution Agreement authorizing you (or such Authorized Entity) to conduct a Special Distribution Arrangement at such Special Distribution Location. You (or such Authorized Entity) will have 15 days to execute and return to BCI such Special Distribution Agreement after your (or such Authorized Entity's) receipt thereof. Such Special Distribution Agreement will provide that you (or such Authorized Entity) shall commence such Special Distribution Arrangement from the designated Special Distribution Location(s) within the time period specified by BCI in the Special Distribution Agreement. If you (or such Authorized Entity) fail to execute and return to BCI such Special Distribution Agreement within such 15 day period or commence such Special Distribution Arrangement within the specified period, then you (or such Authorized Entity) will have no right to operate such Special Distribution Arrangement thereafter. If you (or such Authorized Entity) have executed a Special Distribution Agreement, BCI may, at any time and in its sole discretion with or without cause and regardless of the investment made by you (or such Authorized Entity) in establishing or operating the Special Distribution Arrangement or the length of time the Special Distribution Arrangement has been in effect, suspend or terminate your (or such Authorized Entity's) right to operate the Special Distribution Arrangement.

     DELIVERY SERVICE.
     ----------------

     You are not granted any rights within or outside the Development Area or the Sub-Areas to offer Delivery Service from any of the Units under the Development Agreement and BCI has no obligation to offer to you the right to provide Delivery Service. However, if BCI, at any time and in its sole discretion, determines to offer Delivery Service in a designated Delivery Area in which a Unit developed under the Development Agreement is located, BCI will offer you (or an Authorized Entity that is the franchise owner of such Unit) the right to offer Delivery Service by delivering to you (or such Authorized Entity) a Delivery Rider to the applicable Franchise Agreement for such Unit authorizing the offer of Delivery Service within such designated Delivery Area. You (or such Authorized Entity) will have 15 days to execute and return to BCI such Delivery Rider after your (or such Authorized Entity's) receipt thereof. Such Delivery Rider will provide that you (or such Authorized Entity) will commence Delivery Service from such Unit or, in BCI's sole discretion, from a Delivery Facility within the time period specified by BCI in the Delivery Rider. If you (or such Authorized Entity) fail to execute and return to BCI such Delivery Rider within such 15 day period or commence Delivery Service within the specified period, then you (or such Authorized Entity) will have no right to provide Delivery Service at any such Unit thereafter and BCI or its designee will have the right to offer Delivery Service within such designated Delivery Area. Regardless of the foregoing, if BCI determines in its sole discretion that all franchise owners of Boston Market Units in the trade area where such Unit is located, as such trade area is determined by BCI in its sole discretion and which under any circumstance will not exceed the Market Area, must offer Delivery Service, BCI will notify you (or such Authorized Entity) and will deliver to you (or such Authorized Entity) a Delivery Rider to the applicable Franchise Agreement which you (or such Authorized Entity) must execute and return to BCI within 15 days of its receipt.

     CATERING SERVICE.
     ----------------

     You are not granted any rights within or outside the Development Area or the Sub-Areas to offer Catering Service from such Units or from other locations under the Development Agreement and BCI has no obligation to offer to you the right to provide Catering Service. However, if BCI, at any time and in its sole discretion, determines to offer Catering Service in a designated Catering Area in which a Unit developed under the Development Agreement is located, BCI will offer you (or an Authorized Entity that is the franchise owner of such Unit) the right to offer Catering Service by delivering to you (or the Authorized Entity) a Catering Rider to the applicable Franchise Agreement for such Unit authorizing the offer of Catering Service within such designated Catering Area. You (or the Authorized Entity) will have 15 days to execute and return to BCI such Catering Rider after your (or the Authorized Entity's) receipt thereof. Such Catering Rider will provide that you (or the Authorized Entity) will commence Catering Service from one or more Units or one or more Catering Facilities, as BCI may determine in its sole discretion, within the time period specified by BCI in the Catering Rider. If you (or the Authorized Entity) fail to execute and return to BCI such Catering Rider within such 15 day period or commence Catering Service within the specified period, then you (or the Authorized Entity) will have no right to provide Catering Service within the designated Catering Area thereafter and BCI or its designee will have the right to offer Catering Service within such designated Catering Area.

FRANCHISE AGREEMENT.
-------------------

     TERRITORIAL RIGHTS.
     ------------------

     The Franchise is granted for a specified location, the Site, identified in an exhibit to the Franchise Agreement. Depending on the Site, BCI may or may not grant you a protected territory (the "Territory"). For example, there may be no Territory for mall or urban locations. Suburban or rural Sites may have a Territory consisting of the area within a circle having the front door of the Site on the day it first opens for business at its center and a radius of up to one mile. If BCI grants you a Territory then, except as otherwise provided in the Franchise Agreement and conditioned upon you being in full compliance with the Franchise Agreement, BCI and its affiliates will not during the term of the Franchise Agreement operate or grant franchises for the operation of Boston Market Units within such Territory. You may not conduct the business of the Unit from any location other than the Site, except as otherwise provided under the Franchise Agreement, and may not offer Catering Service, Delivery Service or Special Distribution Arrangements within or outside the Territory, except as expressly provided in the Franchise Agreement.

     The exclusivity of the Territory, if any, is not dependent upon the achievement of any certain sales volume or market penetration. The Territory may not be altered except by the mutual written agreement of you and BCI or termination of the Franchise Agreement.

     BCI'S RESERVATION OF RIGHTS.
     ---------------------------

     Except as expressly limited in the Franchise Agreement, BCI (for itself, its affiliates and its designees) retains all rights with respect to Boston Market Units, the Marks, the Copyrighted Works and the sale of Products and any other products and services, anywhere in the world, including: (1) the right to operate or grant others the right to operate food service businesses, including, without limitation, Boston Market Units and/or Rotisserie Units, at such locations within and/or outside the Territory and on such terms and conditions as BCI, in its sole discretion, deems appropriate; (2) the right, and the right to grant others the right, to develop, manufacture, market, distribute and/or sell Products and/or any other product or service within and/or outside the Territory through any channel of distribution, whether wholesale, retail or otherwise, including, without limitation, through Special Distribution Arrangements, Delivery Service and Catering Service under or in association with the Marks or any other trademark and/or to own or operate any other business under the Marks or any other trademarks; and (3) subject to Sections 2.E. and 2.F. of the Franchise Agreement, the right to acquire and operate any business, including, without limitation, a business operating one or more food service businesses located or operating within and/or outside the Territory.

     YOUR OPTION TO DEVELOP MALL SITES.
     ---------------------------------

     If during the term of the Franchise Agreement BCI identifies a site suitable for a Boston Market Unit in a regional shopping mall within the Territory (a "Mall Site"), BCI will notify you in writing of such Mall Site if BCI intends that such Mall Site be developed and operated as a Boston Market Unit (as appropriately modified to accommodate the dimensions of such Mall
Site). Within 10 days after your receipt of BCI's notice regarding such Mall Site (including any relevant site-related materials in BCI's possession), you must notify BCI if you desire to develop and operate a Boston Market Unit at such Mall Site. If you fail to so notify BCI within such time period, then BCI or its designee may develop and operate a Boston Market Unit at such Mall Site.

     If you timely notify BCI in writing that you desire to develop and operate a Boston Market Unit at such Mall Site and BCI has fully negotiated a lease or purchase agreement as modified for use along with a Mall Site, then you must (a) obtain the consent of the landlord and execute such lease, if applicable, or (b) execute a purchase agreement or assignment of purchase agreement, if applicable, and (c) execute the Franchise Documents as modified for use along with the Mall Site, and (d) pay BCI the Mall Site Fee, all within ten (10) business days after BCI's delivery of the lease or purchase agreement and Franchise Documents to you. BCI will fully cooperate with you in obtaining the landlord's consent to execute such lease or the seller's consent to execute such purchase agreement or assignment of purchase agreement.

     If you timely notify BCI in writing that you desire to develop and operate a Boston Market Unit at such Mall Site and BCI has not fully negotiated a lease or purchase agreement for such Mall Site, then you will have 30 days in which to negotiate and deliver to BCI a lease or purchase agreement for such Mall Site in form for execution. If BCI disapproves the lease or purchase agreement for failure to meet BCI's requirements, you will have 10 days within which to negotiate and deliver to BCI a revised lease or purchase agreement for such Mall Site in form for execution. If the revised lease or purchase agreement fails to meet BCI's requirements, or if you fail to negotiate and deliver to BCI a lease or purchase agreement within the aforementioned 30 day period, then BCI may develop and operate a Boston Market Unit at such Mall Site. If BCI approves the lease or purchase agreement for such Mall Site as meeting BCI's requirements, then you must (a) execute such lease or purchase agreement, as applicable, and
(b) execute the Franchise Documents, and (c) pay the Mall Site Fee, all within 10 business days after BCI's delivery of the Franchise Documents to you.

     If you fail to timely execute the lease or purchase agreement and the Franchise Documents for a Mall Site and pay the Mall Site Fee, then BCI or its designee may develop and operate a Boston Market Unit at such Mall Site.

     YOUR OPTION TO PURCHASE CONVERSION SITES.
     ----------------------------------------

     See the preceding part of this Item 12 under "Developer's Option to Purchase Conversion Sites." The applicable terms of the Franchise Agreement are comparable to those in the Development Agreement, except that the terms of the Franchise Agreement apply solely to the Territory and if you fail to timely accept or reject BCI's offer to sell such Conversion Sites or BCI is unable to extend such offer for any reason, BCI will not utilize the Marks at such Conversion Site for one year following BCI's acquisition thereof, if you are in full compliance with the Franchise Agreement. BCI may, however, operate, alter, modify, refurbish, remodel, promote or market any such Conversion Site during such one year period.

     SPECIAL DISTRIBUTION ARRANGEMENTS.
     ---------------------------------

     See the preceding part of this Item 12 concerning the Development Agreement. The applicable terms of the Franchise Agreement are comparable to those in the Development Agreement.

     DELIVERY SERVICE.
     ----------------

     See the preceding part of this Item 12 concerning the Development Agreement. The applicable terms of the Franchise Agreement concerning Delivery Service are comparable to those in the Development Agreement.

     CATERING SERVICE.
     ----------------

     See the preceding part of this Item 12 concerning the Development Agreement. The applicable terms of the Franchise Agreement concerning Catering Service are comparable to those in the Development Agreement.

     RELOCATION OF THE UNIT.
     ----------------------

     If your lease or sublease for the Site of the Boston Market Unit expires or terminates without your fault, if the Site is damaged, condemned or otherwise rendered unusable as a Boston Market Unit in accordance with the Franchise Agreement, or if, in BCI's and your judgment, there is a change in the character of the location of the Site sufficiently detrimental to its business potential to warrant its relocation, BCI will not unreasonably withhold permission for relocation of the Boston Market Unit to a site within the Territory which meets BCI's then-current site criteria, subject to the rights of existing Boston Market franchisees under their franchise agreements with BCI. Any such relocation will be at your sole expense. The Boston Market Unit is required to re-open at the replacement Site as soon as reasonably practicable but under any circumstance no more than 90 days after the closing of the original location.

                                 ITEM 13
                                 -------
                               TRADEMARKS

     BCI owns all right, title and interest in and to certain Marks registered with the U.S. Patent and Trademark Office on the principal register, including the following:

===============================================================================
           NAME OR MARK               REGISTRATION   CLASS    REGISTRATION
                                        NUMBER                   DATE
________________________________________________________________________________

THE BOSTON CHICKEN                       1,517,660       42       12/20/88
_______________________________________________________________________________
BOSTON CHICKEN                           1,628,747       42       12/18/90
_______________________________________________________________________________
BOSTON CHICKEN                           1,819,092   29, 30       02/01/94
_______________________________________________________________________________
BOSTON CHICKEN (Stylized in Red)         1,859,018       42       10/18/94
_______________________________________________________________________________
BOSTON MARKET                            1,940,179       42       12/05/95
________________________________________________________________________________
Boston Chicken Rotisserie Logo           1,942,467   29, 42       12/19/95
 (Outline)
================================================================================

     BCI has also applied for the registration of certain Marks with the U.S. Patent and Trademark Office on the principal register, including the following:

==============================================================================

       NAME OR MARK           APPLICATION   CLASS   APPLICATION
                                NUMBER                 DATE
________________________________________________________________________________
 BOSTON MARKET HOME STYLE        74/631892      42      02/09/95
 MEALS and Design
________________________________________________________________________________
 BOSTON MARKET HOME STYLE        74/631854      29      02/09/95
 MEALS and Design
================================================================================

     There are no currently effective material determinations of the U.S. Patent and Trademark Office, the Trademark Trial and Appeal Board, the trademark administrator of any state, or any court, nor any pending infringement, opposition, or cancellation proceeding, or any pending material litigation, involving the Marks.

     There are no agreements currently in effect which significantly limit BCI's rights to use or license the use of the Marks in any manner material to you.

     You must immediately notify BCI of any apparent infringement of or challenge to your use of any Mark, or claim by any person of any rights in any Mark. You may not communicate with anyone except BCI and its counsel with respect to any such infringement, challenge or claim. BCI will have sole discretion to take such action as it deems appropriate along with any such infringement, challenge or claim, and the sole right to control exclusively any litigation or other proceeding arising out of any infringement, challenge or claim under any Mark. You must execute any and all instruments and documents, render such assistance, and do such acts and things as may, in the opinion of BCI's counsel, be necessary or advisable in order to protect and maintain BCI's interests in any litigation or proceeding or otherwise to protect and maintain BCI's interests in the Marks. BCI will reimburse you for the reasonable out-of-pocket expenses incurred and paid by them in complying with these requirements. Neither the Franchise Agreement nor the Development Agreement require BCI to take affirmative action in response to any apparent infringement of or challenge to your use of any Mark, or claim by any person of any rights in any Mark.

     BCI will indemnify you against and reimburse you for all damages for which you are held liable in any proceeding arising out of your authorized use of any Mark, under and in compliance with the applicable agreement, and for all costs you reasonably incur in the defense of any such claim in which you are named as a party, while you have timely notified BCI of the claim, have given BCI sole control of the defense and settlement of any such claim and have otherwise complied with the applicable agreement.

     If it becomes advisable at any time in BCI's sole judgment for you to modify or discontinue the use of any Mark and/or for the Unit to use one or more additional or substitute trade or service marks, you must immediately comply with BCI's directions to modify or otherwise discontinue the use of the Mark, and/or to use one or more additional or substitute trademarks, service marks, logos or commercial symbols or substitute trade dress after BCI's notice to you. Neither BCI nor its affiliates will have any obligation to reimburse you for any expenditures made by you because of any such discontinuance or modification.

     There are no infringing uses actually known to Company that could materially affect Developer's or Franchise Owner's use of the Marks, except as noted below:

          1. BCI is aware of a franchise system operating under the name Long John Silver's Restaurant, Inc. ("LJS"), whose franchisees have been using the mark MAXIT in connection with a special promotion which offers to double the amount of meat normally contained in a soft tortilla stuffed with chicken, fish or shrimp. BCI notified LJS by correspondence dated January 17, 1997 of BCI's prior rights in and to the mark MAXIT, and demanded that LJS cease infringing on BCI's rights. The parties are currently negotiating settlement of this matter.

          2. BCI is aware of a restaurant located at 1536 Tremont Street, Boston, Massachusetts and operating under the name BOSTON KITCHEN. In about January of

     1997, the owner of the restaurant contacted BCI requesting that BCI purchase the restaurant. BCI is currently investigating this matter and considering filing a trademark infringement action against this party.

          3. BCI is aware of a restaurant located at 300 Third Street, Number 824, San Francisco, California, which is operated by Boston Deli Group, Inc. d/b/a BOSTON CAFE. BCI has had extensive correspondence with the owner of BOSTON CAFE, in which BCI has notified Boston Deli Group of BCI's trademark rights and demanded that Boston Deli Group cease and desist from infringing on BCI's rights. BCI is currently involved in negotiations for settlement of this matter.

          4. BCI is currently involved in two proceedings in the U.S. Patent and Trademark Office against a Canadian company named Boston Pizza International Inc. ("BPI"). On August 30, 1996, BCI filed a petition to cancel BPI's registration number 1,838,006 for BOSTON'S THE GOURMET PIZZA, and on February 10, 1997, BPI filed an answer and a counterclaim against BCI's registration numbers 1,517,660; 1,628,747; and 1,819,092. On February 26, 1997, BCI filed a Notice of Opposition against application number 74/628,476 for BOSTON PIZZA QUICK EXPRESS, and is awaiting BPI's answer.

          5. BCI is aware of an application that was filed in the U.S. Patent and Trademark Office by American Value Brands, Inc. for registration of the mark BOSTON KITCHEN for "chocolate syrup, fruits in juice, jellies, jams, preserves, mayonnaise and viscous dressings" in Class 29, and "mustard, ketchup and barbecue sauce, peanut butter, pickles, relish, canned olives, canned vegetables, salad dressing, spices and seasonings" in Class 30. On December 1, 1995, BCI filed a notice of opposition against the mark (Opp. No. 100,426). American Value Brands has filed its answer and has responded to BCI's discovery requests. The testimony and briefing periods have not yet begun.

                                    ITEM 14
                                    -------

                PATENTS, COPYRIGHTS AND PROPRIETARY INFORMATION

     PATENTS.
     -------

     BCI has no patents that are material to the Franchise.

     COPYRIGHTS.
     ----------

     BCI claims copyright protection covering various materials used in its business and the operation of Boston Market Units ("Copyrighted Works"). Under the applicable agreement, BCI may authorize you to use certain Copyrighted Works, which are the valuable property of BCI or its affiliates and of which BCI or its affiliate is the owner if you comply with the terms of the applicable agreement. BCI owns or is the licensee of the owner of the Copyrighted Works and may create, acquire or obtain licenses for certain copyrights in various works of authorship used for the operation of Boston Market Units, including, the Development Manual, the Manuals, advertisements, promotional materials, labels, menus, coupons, gift certificates, posters and signs, and may include all or part of the Marks, Licensed Program, trade dress and other portions of the System.

     You must immediately notify BCI of any actual or apparent infringement of or challenge to any of the Copyrighted Works, or claim by any person of any rights in the Copyrighted Works and you may not communicate with any person other than BCI and its counsel for with any such infringement, challenge or claim. BCI will have the sole discretion to take such action as it deems appropriate in response to the foregoing, and the right to control exclusively any settlement, litigation, arbitration or administrative proceeding arising out of any such alleged infringement, challenge or claim or otherwise under the Copyrighted Works. BCI is under no obligation to participate in your defense and/or indemnify you for damages or expenses incurred if you are a party to any administrative or judicial proceeding involving the Copyrighted Work.

     If it becomes advisable at any time in BCI's sole judgment for you to modify or discontinue use of any of the Copyrighted Works and/or for you to use one or more additional or substitute copyrighted or copyrightable items, you must immediately comply with BCI's directions to modify or otherwise discontinue the use of the copyrighted materials and/or to use one or more substitute materials.

     There are currently no effective determinations of the United States Copyright Office or any court regarding any Copyrighted Works of BCI, nor are such proceedings pending, nor are there any currently effective agreements between BCI and third parties pertaining to BCI's Copyrighted Works that will or may significantly limit your use of BCI's Copyrighted Works. BCI is not obligated under the Development Agreement or the Franchise Agreement or otherwise to protect or defend its copyrights. BCI knows of no infringements of the Copyrighted Works that could materially affect your use of the Copyrighted Works. BCI has not registered any of the Copyrighted Works.

     THE LICENSED PROGRAM.
     --------------------

     See Item 8 of this Offering Circular.

     CONFIDENTIAL INFORMATION.
     ------------------------

     BCI possesses and will further develop and acquire certain confidential and proprietary information and trade secrets including the following categories of information, methods, techniques, procedures and knowledge developed or to be developed by BCI or its affiliates or their consultants, contractors, or designees and/or franchise owners and developers (the

"Confidential Information") including: (1) methods, techniques, equipment, specifications, standards, policies, procedures, information, concepts and systems on and knowledge of and experience in the development, operation and franchising of Boston Market Units; and (2) marketing and promotional programs for Boston Market Units; and (3) knowledge concerning computer software programs which BCI authorizes for use along with the operation of Boston Market Units (including the Licensed Program), and all additions, modifications and enhancements made to those programs, and all data generated from use of such programs, including the logic, structure and operation of database file structures containing such data and all additions, modifications and enhancements made to those items; and (4) sales data and information concerning consumer preferences and inventory requirements for Products, materials and supplies, and specifications for and suppliers of certain materials, equipment and fixtures for Boston Market Units; and (5) ingredients, formulas, marinades, mixes, spices, seasonings, sauces, recipes for and methods of preparation, cooking, serving, packaging, catering and delivery of, Products sold at Boston Market Units; and (6) information concerning Product sales, operating results, financial performance and other financial data of Boston Market Units; and (7) the Development Manual and the Manuals; and (8) customer lists and Product sales of the Units; and (9) employee selection procedures, training and staffing levels.

     Under the Development Agreement, BCI will disclose such parts of the Confidential Information to you as BCI periodically deems necessary or advisable for the development of Boston Market Units during training and in guidance and assistance furnished to you under the Development Agreement and you may learn or otherwise obtain from BCI additional Confidential Information during the Agreement Term. Under the Franchise Agreement, BCI will also disclose such parts of the Confidential Information as BCI periodically deems necessary or advisable for the operation of a Boston Market Unit to you during training and in guidance and assistance furnished to you during the term of the Franchise Agreement, and you may learn or otherwise obtain from BCI additional Confidential Information of BCI during the term of the Franchise Agreement. You must agree to disclose the Confidential Information to your Owners and employees only to the extent reasonably necessary and if such individuals have agreed to maintain such information in confidence in an agreement enforceable by BCI.

     The Confidential Information is confidential to and a valuable asset of BCI, is proprietary, includes trade secrets of BCI and is disclosed to you on the condition that you, and your Owners and employees who have access to the Confidential Information agree that during and after the term of the applicable agreement they: (1) will not use the Confidential Information in any other business or capacity; (2) will maintain the absolute confidentiality of the Confidential Information; (3) will not make unauthorized copies of any portion of the Confidential Information disclosed in written or other tangible form; and
(4) will adopt and implement all reasonable procedures periodically required by BCI to prevent unauthorized use or disclosure of the Confidential Information including requiring employees and Owners who have access to such Confidential Information to execute non-competition and confidentiality agreements in the forms attached to the Development Agreement and Franchise Agreement or as otherwise required by BCI, periodically, and provide BCI, at its request, with signed copies of each of those agreements. Nothing contained in the Development Agreement or Franchise Agreement will be construed to prohibit you from using the Confidential Information in the operation of other Boston Market Units, under the a Franchise Agreement or Development Agreement with BCI.

     The restrictions on the disclosure and use of the Confidential Information will not apply to the following: (a) information, methods, procedures, techniques and knowledge which are or become generally known in the food service business within the Development Area or Territory, other than through disclosure (whether deliberate or inadvertent) by you; and (b) the disclosure of the Confidential Information in judicial or administrative proceedings to the extent that you are legally compelled to disclose such information, if you have notified BCI before disclosure and used your best efforts, and afforded BCI the opportunity, to obtain an appropriate protective order or other assurance satisfactory to BCI of confidential treatment for the information required to be so disclosed.

     You must disclose to BCI all ideas, concepts, methods, techniques and products under the development and operation of Boston Market Units conceived or developed by you or your employees during the term of the applicable agreement. You must grant to BCI and agree to procure from your affiliates, owners or employees a perpetual, non-exclusive and worldwide right to use same in all food service businesses operated by BCI, its affiliates and its franchise owners. BCI will have no obligation to you to make any lump sum or on-going payments to you with respect to any such idea, concept, method, technique or product. You must agree that you will not use nor will you allow any other person or entity to use any such concept, method, technique or product without obtaining BCI's prior written approval.

                                    ITEM 15
                                    -------

                        OBLIGATION TO PARTICIPATE IN THE
                   ACTUAL OPERATION OF THE FRANCHISE BUSINESS

DEVELOPMENT AGREEMENT
---------------------

     FULL TIME SUPERVISION.
     ---------------------

     You (or your designated Principal Owner(s) approved by BCI) and the Chief Operating Officer (defined below) must exert full-time efforts to fulfill your obligations under the Development Agreement and may not engage in any other business or other activity, directly or indirectly, that requires any significant management responsibility or time commitments, or that may otherwise conflict with your obligations under the Development Agreement.

     CHIEF OPERATING OFFICER.
     -----------------------

     Concurrently with the execution of the Development Agreement, you must designate a person (other than the persons serving as the Development Director (defined below), the Training Director (defined below) and the Marketing Director (defined below)) acceptable to BCI to act as the Chief Operating Officer of the business conducted by you under the Development Agreement (the "Chief Operating Officer"). The Chief Operating Officer must have appropriate multi-unit food service experience and be an Owner holding a significant, direct equity interest in you at all times during the Agreement Term. If your relationship with the Chief Operating Officer terminates or if the proposed Chief Operating Officer is unable to satisfactorily complete BCI's management training program, you must promptly designate a replacement Chief Operating Officer acceptable to BCI, who shall at your expense and subject to BCI's then-current training charges, satisfactorily complete the management training program.

     DEVELOPMENT DIRECTOR AND REAL ESTATE MANAGERS.
     ---------------------------------------------

     Upon BCI's written request, you must designate a person (other than the persons serving as the Chief Operating Officer, the Training Director and the Marketing Director) acceptable to BCI to act as your Development Director (the "Development Director") during the Development Term. If your relationship with the Development Director terminates, you must promptly designate a replacement Development Director acceptable to BCI. The Development Director's duties will include: (1) the preparation and implementation of a development plan for the Development Area in form satisfactory to BCI; and (2) consulting with BCI concerning the adaptation of BCI's existing site criteria and lease requirements for the Development Area; and (3) directing and coordinating your site evaluation efforts; and (4) negotiating leases for proposed Unit sites; and (5) development of Units in the Development Area. You are also obliged to hire and maintain the number of real estate managers meeting BCI's qualifications as BCI shall specify.

     TRAINING DIRECTOR.
     -----------------

     Upon BCI's written request, you must designate a person (other than the persons serving as the Chief Operating Officer, the Development Director or the Marketing Director) acceptable to BCI to act as your Training Director (the "Training Director") who must satisfactorily complete BCI's management training program. If the proposed Training Director completes the management training program to BCI's satisfaction, BCI will certify him to fulfill the duties of the Training Director. Thereafter, you agree to send, periodically, as determined by BCI, the Training Director to one or more locations which BCI designates for a period to be determined by BCI in order for BCI to re-certify the Training Director. While the Training Director's certification is current, the Training Director will train the employees of each Unit (other than the Unit Manager and the Additional Manager of each Unit) and may, at the request of BCI, train the Unit Manager and the Additional Manager of each Unit in accordance with the terms of the Franchise Agreement at your training facility; this will apply only if
(i) you are authorized in writing by BCI to operate such a facility and (ii) such facility meets the specifications BCI requires for training facilities as BCI, in its sole discretion, prescribes in the Development Manual or otherwise in writing periodically, and must have been approved by BCI in writing. If the Training Director ceases to be an employee of yours or if the proposed Training Director is unable to satisfactorily complete the management training program or any later training program, you must promptly designate a replacement Training Director acceptable to BCI, who must, at your expense and subject to BCI's then-current standard charges, satisfactorily complete BCI's management training program and be certified by BCI as provided above. BCI may, in its sole discretion as it deems necessary, require the Training Director to attend or to participate in, at your expense, additional or refresher training programs at locations designated by BCI during the term of the Development Agreement. The Training Director's duties will include: (1) training and supervision of Unit personnel; and (2) furnishing on-site assistance to the personnel of Units in accordance with the opening of Units; and (3) ongoing consultation with BCI and management personnel of Units concerning training matters; and (4) periodic reporting to BCI concerning your training programs established and operated by you.

     If authorized and required by BCI, in its sole discretion, you must develop, operate and maintain a training program for employees other than management personnel and, to the extent authorized and approved in writing by BCI periodically, train management personnel of the Units in the use of the System throughout the Agreement Term in accordance with specifications periodically required by BCI.

     MARKETING DIRECTOR.
     ------------------

     Upon BCI's written request, you must designate a person (other than the persons serving as the Chief Operating Officer, the Development Director and the Training Director) acceptable to BCI to act as your Marketing Director (the "Marketing Director"). If your relationship with the Marketing Director terminates, you agree to promptly designate a replacement Marketing Director acceptable to BCI. The Marketing Director's duties will include, without limitation: (1) consulting with BCI concerning the adaptation of BCI's existing marketing programs and materials for the Development Area; and (2) preparation and implementation of marketing plans for the grand opening of the Units; and
(3) preparation and implementation of local marketing plans and marketing budgets for the Units and the Development Area; and (4) coordinating the direction and administration of any local marketing efforts of the Units; and
(5) reporting periodically to BCI concerning your local marketing programs in the Development Area.

     MANAGEMENT PERSONNEL AND TRAINING.
     ---------------------------------

     In addition to hiring, training and maintaining the personnel specified above, you must hire, train and maintain the number and level of management personnel required for the conduct of business under the Development Agreement which will depend on the number of Units to be developed and the qualifications of the personnel selected by you. You also must ensure that a full-time Unit Manager and Additional Manager is hired and maintained at each Unit, as well as maintain adequate management and supervision of all Units in accordance with guidelines periodically established by BCI. You must keep BCI advised of the identities of such personnel. You are responsible for ensuring that such personnel are properly trained to perform their duties. BCI, at its option and in its sole discretion, may require your Training Director to provide such initial management training program to the Unit Manager and Additional Manager of each Unit at a training facility certified and accredited by BCI in accordance with BCI's requirements; this will apply only if the Training Director currently is certified to provide such training. As described in Item 14 above, BCI requires you to obtain confidentiality agreements from certain of your employees.

     GUARANTY.
     --------

     Each Principal Owner and the spouse of each Principal Owner must sign an agreement (which is attached as an Exhibit to the Development Agreement) assuming and agreeing to discharge all of your obligations under the Development Agreement.

FRANCHISE AGREEMENT
-------------------

     MANAGEMENT AND PERSONNEL OF THE UNIT.
     ------------------------------------

     You (or your supervising Principal Owner(s)) are required to supervise and oversee the operation of the Unit. You also are required to employ and maintain at all times during the term of the Franchise Agreement at least one (1) Unit Manager and one (1) Additional Manager at the Unit. The Unit Manager will be the full-time manager of the Unit and the Additional Manager will perform on a full-time basis such other operations for you as BCI may reasonably and periodically specify, and both must successfully complete to BCI's satisfaction a BCI certified initial management training program for the operation of the Unit. You also are required to employ the number of assistant managers required for adequate staffing of the Unit, and must at all times keep BCI advised of the identities of the Unit Manager, Additional Manager and assistant managers. BCI may deal with the Unit Manager, Additional Manager and assistant managers on matters pertaining to day-to-day operations of, and reporting requirements for, the Unit. The Unit at all times must be under the direct, on-site supervision of the Unit Manager, Additional Manager or an assistant manager who has completed a training program conducted by BCI or you (if applicable and if your Training Director is certified under the terms of the Development Agreement). BCI may require at any time during the term of the Franchise Agreement that the then-current Unit Manager have an equity interest in the Unit. You must hire all employees of the Unit and are exclusively responsible for the terms of their employment and compensation and for the proper training of such employees in the operation of the Unit. As described in Item 14 above, BCI requires you to obtain confidentiality agreements from certain of your employees.

     GUARANTY.
     --------

     Each Principal Owner and the spouse of each Principal Owner must sign an agreement (which is attached as an Exhibit to the Franchise Agreement) assuming and agreeing to discharge all of your obligations under the Franchise Agreement.

DELEGATION OF CERTAIN FUNCTIONS
-------------------------------

     Under the Development Agreement and the Franchise Agreement, you may use a management company that is affiliated with you to perform certain management services. However, to do this, you must comply with these conditions: (1) BCI must approve the management services, the management company and the terms of the management agreement; and (2) the management company must sign a confidentiality agreement acceptable to BCI. BCI may withhold its approvals in its sole discretion.

                                    ITEM 16
                                    -------

                  RESTRICTIONS ON WHAT THE FRANCHISEE MAY SELL

     DEVELOPMENT AGREEMENT.
     ---------------------

     There is no provision in the Development Agreement authorizing or restricting the goods or services offered by you. However, you will be bound by the noncompete provisions of the Development Agreement as well as the provisions of the Franchise Agreements executed under the Development Agreement with respect to restrictions on goods and services offered by Boston Market Units developed under the Development Agreement.

     FRANCHISE AGREEMENT.
     -------------------

     The Franchise Agreement provides that you must offer all the Products that BCI periodically authorizes for Boston Market Units and will make available all services that BCI periodically prescribes for Boston Market Units. BCI has the right, in its sole discretion, to change the types of Products and services and there is no limit on this right. You are prohibited from offering at your Boston Market Unit or any other location or otherwise in accordance with the Marks any other products or services which have not been approved for Boston Market Units. The Franchise Agreement contains no restrictions on the customers to whom you may sell the goods and services offered by your Boston Market Unit, except that you only may deliver or cater under an effective Dining Rider or Catering Rider and then only within the Territory required in the applicable Rider, all as described in Item 12 above.

           [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

                                    ITEM 17
                                    -------

             RENEWAL, TERMINATION, TRANSFER AND DISPUTE RESOLUTION

     This table lists certain important provisions of the franchise and related agreements. You should read these provisions in the agreements attached to this offering circular.

==================================================================================================================================

                                   SECTIONS IN FRANCHISE AGREEMENT AND
          PROVISION                        DEVELOPMENT AGREEMENT                                     SUMMARY
___________________________________________________________________________________________________________________________________

(a)  Term of franchise and      Section 2.A of Franchise Agreement/Sections      15 years under Franchise Agreement.  Under
 development rights             3.A and 3.C of Development Agreement             Development Agreement 2-5 years for development
                                                                                 rights only, until expiration of last Franchise
                                                                                 Agreement for all other rights and obligations
___________________________________________________________________________________________________________________________________

(b)  Renewal or extension of    Sections 16.A-16.C of Franchise Agreement        If you are and have been in good standing, you
 the term                                                                        can acquire successor franchise on BCI's
                                                                                 then-current terms for 5 years.  No renewal of
                                                                                 Development Agreement
___________________________________________________________________________________________________________________________________
(c)  Requirements for you to    Sections 16.A-16.C of Franchise Agreement        Give proper notice, maintain premises or secure
 renew or extend                                                                 substitute premises, remodel and/or expand, sign
                                                                                 new agreement and pay fee, sign release
____________________________________________________________________________________________________________________________________

(d)  Termination by you         Section 17.A of Franchise Agreement/Section      If BCI breaches Agreement and does not cure or
                                13.A of Development Agreement                    begin to cure within stated periods
____________________________________________________________________________________________________________________________________

(e)  Termination by BCI         None                                             See Footnote (1)
 without cause
____________________________________________________________________________________________________________________________________

(f)  Termination by BCI with    Sections 17.B and 17.C of Franchise              BCI can terminate if you commit a violation
 cause                          Agreement/Sections 13.B and 13.C of              specified in the agreement
                                Development Agreement                            See Footnote (1)
___________________________________________________________________________________________________________________________________

==================================================================================================================================

                                   SECTIONS IN FRANCHISE AGREEMENT AND
          PROVISION                        DEVELOPMENT AGREEMENT                                     SUMMARY
___________________________________________________________________________________________________________________________________
(g)  "Cause" defined --         Section 17.B of Franchise Agreement/Section      10 days to begin required Catering Service,
 defaults which can be cured    13.B of Development Agreement                    Delivery Service or Special Distribution
                                                                                 Arrangements; 10 days to correct erroneous
                                                                                 Royalty, Advertising/Marketing payments and
                                                                                 purchases from BCI or its affiliates; 30 days to
                                                                                 cure or begin to cure standard/specification
                                                                                 violations or other violations; 24 hours to 5
                                                                                 days to cure health, safety or sanitation
                                                                                 problems; 10 days to cure failure to adhere to
                                                                                 the required only)
___________________________________________________________________________________________________________________________________

(h)  "Cause" defined --         Section 17.B of Franchise Agreement/Section      Franchise Agreement: failure to commence
 defaults which cannot be       13.B of Development Agreement                    -------------------
 cured                                                                           operation on time; abandonment or a transfer
                                                                                 without BCI's approval; misrepresentation or
                                                                                 omission in application for the Franchise or for
                                                                                 approval of a transfer; conviction or guilty plea
                                                                                 relating to a felony or other serious crime; an
                                                                                 Authorized Entity ceases to be controlled by the
                                                                                 Developer; misuse or challenge to BCI's
                                                                                 intellectual property rights; loss of right to
                                                                                 possess the Site; insolvency; violation by you or
                                                                                 your Owners of confidentiality or noncompete
                                                                                 agreements; uncured default under lease for Site;
                                                                                 3 or more defaults in a 24-month period; 2 or
                                                                                 more defaults in a 12-month period; 3 or more (or
                                                                                 50% or more) of the franchise agreements under
                                                                                 the applicable Development Agreement are
                                                                                 terminated; you or your affiliates terminate a
                                                                                 franchise agreement with BCI without cause.
                                                                                 ---------------------------------------------------

                                                                                 Development Agreement: failure to develop the
                                                                                 ---------------------
                                                                                 required number of Boston Market Units; BCI
                                                                                 delivers to you notice of termination of a
                                                                                 franchise agreement; you terminate a franchise
                                                                                 agreement without cause; other defaults similar
                                                                                 to the non-curable defaults under the franchise
                                                                                 agreement.
____________________________________________________________________________________________________________________________________


==================================================================================================================================

                                   SECTIONS IN FRANCHISE AGREEMENT AND
          PROVISION                        DEVELOPMENT AGREEMENT                                     SUMMARY
___________________________________________________________________________________________________________________________________

 (i)  Your obligations on        Sections 18.A-18.F of Franchise                  Pay money owed, complete deidentification, return
 termination/non-renewal        Agreement/Sections 14.A-14.E of Development      confidential information, (also, see (o) and (r)
                                Agreement                                        below)
____________________________________________________________________________________________________________________________________

(j)  Assignment of contract     Section 15.A of Franchise Agreement/Section      No restrictions on BCI's right to assign.
 by BCI                         12.A of Development Agreement
___________________________________________________________________________________________________________________________________

(k)  "Transfer" by you --       Section 15.B of Franchise Agreement/Section      Includes transfer or pledge of Agreement, lease,
 definition                     12.B of Development Agreement                    assets or ownership change
___________________________________________________________________________________________________________________________________

(l)  BCI's approval of          Sections 15.B, 15.C and 21 of Franchise          BCI has the right to approve transfers, providers
 transfer by franchisee         Agreement/Sections 12.B, 12.C and 18 of          of management services and management service
                                Development Agreement                            agreements
____________________________________________________________________________________________________________________________________

(m)  Conditions for BCI         Section 15.C of Franchise Agreement/Section      Franchise Agreement: you and your owners in full
 approval of transfer           12.C of Development Agreement                    -------------------
                                                                                 compliance; transferee meets qualifications; new
                                                                                 owners agree to all provisions applicable to
                                                                                 Owners; transferor releases BCI; transferor pay
                                                                                 all amounts owed; transferee meets training
                                                                                 obligations; transferee must perform all
                                                                                 obligations under existing franchise agreement
                                                                                 or, at BCI's option, under BCI's new form of
                                                                                 agreement; payment of $5,000 transfer fee; BCI
                                                                                 approves the terms of the transfer; transferee's
                                                                                 obligations to lenders are subordinate to
                                                                                 obligations to BCI; transferors sign non-compete
                                                                                 agreements; transferee acknowledges BCI does not
                                                                                 guaranty the transfer is suitable or the business
                                                                                 will be successful; transfer must comply with law.
___________________________________________________________________________________________________________________________________

                                      109

==================================================================================================================================

                                   SECTIONS IN FRANCHISE AGREEMENT AND
          PROVISION                        DEVELOPMENT AGREEMENT                                     SUMMARY
___________________________________________________________________________________________________________________________________
(m)  Conditions for BCI                                                          Development Agreement: transfer of a Boston
 approval of transfer                                                            ---------------------
 (continued)                                                                     Market Unit under a Development Agreement can
                                                                                 only be made in accordance with transfer of the
                                                                                 Development Agreement; transfer of Developer or
                                                                                 Development Agreement only permissible if all
                                                                                 related franchise agreements and Boston Market
                                                                                 Units transferred to the same transferee; other
                                                                                 requirements similar to those under the franchise
                                                                                 agreement.
___________________________________________________________________________________________________________________________________

(n)  BCI's right of first       Section 15.H of Franchise Agreement/Section      BCI can match any offer for your business, assets
 refusal to acquire your        12.G of Development Agreement                    or an ownership interest
 business
___________________________________________________________________________________________________________________________________

(o)  BCI's option to            Section 18.F of Franchise Agreement              BCI has the option to buy the Unit after
 purchase your business                                                          termination or expiration of the Franchise
                                                                                 Agreement
___________________________________________________________________________________________________________________________________

(p)  Your death or disability   Section 15.E of Franchise Agreement/Section      Franchise or ownership interest must be assigned
                                12.D of Development Agreement                    to an approved buyer within 9 months
___________________________________________________________________________________________________________________________________

(q)  Non-competition            Section 9.B of Franchise Agreement/Section 8     No direct or indirect involvement in a competing
 covenants during the term      of Development Agreement                         business anywhere; no solicitation of employees
 of the franchise                                                                of BCI or its franchisees
___________________________________________________________________________________________________________________________________

(r)  Non-competition            Section 18.D of Franchise Agreement/Section      Franchise Agreement: No direct or indirect
 covenants after the            14.D of Development Agreement                    -------------------
 franchise is terminated or                                                      involvement in a competing business at the Site,
 expires                                                                         within 5 miles from a Boston Market Unit or in
                                                                                 the Market Area; no diversion of business of a
                                                                                 Boston Market Unit or of employees of a Unit or
                                                                                 of BCI.

                                                                                 Development Agreement: Similar to Franchise
                                                                                 ---------------------
                                                                                 Agreement.

____________________________________________________________________________________________________________________________________

(s)  Modification of the        Sections 5.C and 19.K of Franchise               Modifications in writing only.  Operations
 agreement                      Agreement/Sections 11.J and 16.K of              Manuals may change
                                Development Agreement
___________________________________________________________________________________________________________________________________

                                      110

==================================================================================================================================

                                   SECTIONS IN FRANCHISE AGREEMENT AND
          PROVISION                        DEVELOPMENT AGREEMENT                                     SUMMARY
___________________________________________________________________________________________________________________________________
(t)  Integration/merger         Section 19.L of Franchise Agreement/Section      Only the terms of the Agreement are binding.
 clause                         16.L of Development Agreement                    Other promises may not be enforceable
___________________________________________________________________________________________________________________________________
(u)  Dispute resolution by      None
 arbitration or mediation
___________________________________________________________________________________________________________________________________
(v)  Choice of forum            Section 19.G of Franchise Agreement/Section      Litigation must be in Jefferson County, Colorado
                                16.G of Development Agreement                    state court or federal district of Colorado
___________________________________________________________________________________________________________________________________
(w)  Choice of law              Section 19.F of Franchise Agreement/Section      Colorado law applies
                                16.F of Development Agreement
===================================================================================================================================

      1

     These states have statutes which may supersede the franchise agreement in your relationship with the franchisor including the areas of termination and renewal of your franchise: ARKANSAS [Stat. Section 72-204], CALIFORNIA [Sections 20021, 20025, 20026, 20030], CONNECTICUT [Gen. Stat. Section 42-133f], DELAWARE
[Code Sections 2551-2556], HAWAII [Rev. Stat. Section 482E-6], ILLINOIS [815 ILCS 705/19, 705/20], INDIANA [Stat. Sections 1 (7) and (8); and 23-2-2.7], IOWA
[Code Sections 523H.7; 523H.8], MICHIGAN [Stat. Section 445.1527(c)-(d)], MINNESOTA [Stat. Section 80C.14], MISSISSIPPI [Code Section 75-24-53], MISSOURI [Stat. Section 407.405], NEBRASKA [Rev. Stat. Section 87-404], NEW JERSEY [Stat.
Section 56:10-5], SOUTH DAKOTA [Codified Laws Section 37-5A-51], VIRGINIA [Code 13.1-557-574-13.1-564], WASHINGTON [Code Section 19.100.180(i)-(j)], WISCONSIN
[Stat. Sections 135.03; 135.04]. These and other states may have court decisions which may supersede the franchise agreement in your relationship with the franchisor including the areas of termination and renewal of your franchise.

                                    ITEM 18
                                    -------

                                 PUBLIC FIGURES

     BCI does not use any public figure to promote its franchise.

----------
1   The Delivery Rider, Catering Rider and Flagship/Satellite Rider contain provisions regarding termination.

                                    ITEM 19
                                    -------

                                EARNINGS CLAIMS

     BCI does not furnish or authorize its salespersons to furnish any oral or written information concerning the actual or potential sales, costs, income or profits of a Boston Market Unit. Actual results vary from Unit to Unit and BCI cannot estimate the results of any particular franchise.

           [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

                                    ITEM 20
                                    -------

                                LIST OF OUTLETS

                               FRANCHISED STORE
                              STATUS SUMMARY FOR
                           YEARS 1996/1995/1994/(1)/

===================================================================================================================================

       STATE         TRANSFERS     CANCELLED       NOT       REACQUIRED        LEFT THE         TOTAL FROM       FRANCHISES
                                      OR        RENEWED         BY             SYSTEM             LEFT          OPERATING AT
                                 TERMINATED                 FRANCHISOR         OTHER          COLUMNS/(2)/       YEAR END
____________________________________________________________________________________________________________________________________

Alabama                  0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
____________________________________________________________________________________________________________________________________

Alaska                   0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
____________________________________________________________________________________________________________________________________

Arizona                  0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0        17/15/10
____________________________________________________________________________________________________________________________________


Arkansas                 0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
____________________________________________________________________________________________________________________________________

California              7/31/0          7/0/0      0/0/0           0/0/0             0/0/0           14/31/0       135/79/13
____________________________________________________________________________________________________________________________________

Colorado                 2/0/0          1/0/0      0/0/0           0/0/0             0/0/0             3/0/0        22/20/19
____________________________________________________________________________________________________________________________________

Connecticut             23/0/0         25/1/0      0/0/0           0/0/0             0/0/0            48/1/0        29/24/18
____________________________________________________________________________________________________________________________________

Delaware                 0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/8/3
____________________________________________________________________________________________________________________________________

D.C.                     0/0/4          0/0/4      0/0/0           0/0/0             0/0/0             0/0/8           0/6/4
____________________________________________________________________________________________________________________________________

Florida                  0/0/0          4/1/0      0/0/0           0/0/0             0/0/0             4/1/0        99/96/79
___________________________________________________________________________________________________________________________________

Georgia                 10/0/9        11/0/10      0/0/0           0/0/0             0/0/0           21/0/19         12/10/9
___________________________________________________________________________________________________________________________________

Hawaii                   0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
___________________________________________________________________________________________________________________________________

(1) Note: The numbers for 1996 are as of December 31; for 1995 as of December 31; and for 1994 as of December 25

(2) The numbers in the "Total" column may exceed the number of Units affected because several events may have affected the same Unit. For example, the same Unit may have had multiple owners.

==================================================================================================================================

       STATE         TRANSFERS     CANCELLED       NOT       REACQUIRED        LEFT THE         TOTAL FROM        FRANCHISES
                                      OR         RENEWED         BY             SYSTEM             LEFT          OPERATING AT
                                  TERMINATED                 FRANCHISOR          OTHER          COLUMNS/(2)/       YEAR END
____________________________________________________________________________________________________________________________________

Idaho                    0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           1/0/0
____________________________________________________________________________________________________________________________________

Illinois                0/46/0          0/2/0      0/0/0           0/0/0             0/0/0            0/48/0        57/50/39
____________________________________________________________________________________________________________________________________

Indiana                 1/11/0          2/1/0      0/0/0           0/0/0             0/8/0            0/20/0         13/11/9
____________________________________________________________________________________________________________________________________

Iowa                     0/5/0          0/0/0      0/0/0           0/0/0             0/0/0             0/5/0           6/5/0
____________________________________________________________________________________________________________________________________

Kansas                   0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0          10/9/0
____________________________________________________________________________________________________________________________________

Kentucky                 6/0/0          6/0/0      0/0/0           0/0/0             0/0/0            12/0/0          10/5/0
____________________________________________________________________________________________________________________________________

Louisiana                0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
____________________________________________________________________________________________________________________________________

Maine                    0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
____________________________________________________________________________________________________________________________________

Maryland               12/11/0         12/0/0      0/0/0           1/0/0             0/0/0           25/11/0        25/19/14
____________________________________________________________________________________________________________________________________

Massachusetts            0/0/0         1/2/20      0/0/0          0/9/12             0/0/0           1/11/32        43/38/36
____________________________________________________________________________________________________________________________________

Michigan                0/26/0         0/0/10      0/0/0           0/0/9             0/3/0           0/29/19        38/36/21
____________________________________________________________________________________________________________________________________

Minnesota               0/15/0          1/0/0      0/0/0           0/0/0             0/0/0            1/15/0         26/16/0
____________________________________________________________________________________________________________________________________

Mississippi              0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
____________________________________________________________________________________________________________________________________

Missouri                 0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0         16/11/0
____________________________________________________________________________________________________________________________________

Montana                  0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
____________________________________________________________________________________________________________________________________

Nebraska                0/10/0          1/0/0      0/0/0           0/0/0             0/0/0            1/10/0          9/10/0
____________________________________________________________________________________________________________________________________

Nevada                   0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           8/2/0
____________________________________________________________________________________________________________________________________

New Hampshire            0/0/0          0/0/1      0/0/0           0/0/0             0/0/0             0/0/1           6/3/3
____________________________________________________________________________________________________________________________________

New Jersey               0/1/0         16/0/1      0/0/0          15/4/0             0/0/0            31/5/1        44/49/16
____________________________________________________________________________________________________________________________________

New Mexico               0/0/0          1/0/0      0/0/0           0/0/0             0/0/0             1/0/0           2/3/3
____________________________________________________________________________________________________________________________________

                                      114

===================================================================================================================================


       STATE         TRANSFERS     CANCELLED       NOT       REACQUIRED        LEFT THE         TOTAL FROM       FRANCHISES
                                      OR        RENEWED         BY             SYSTEM             LEFT          OPERATING AT
                                 TERMINATED                 FRANCHISOR         OTHER          COLUMNS/(2)/       YEAR END
____________________________________________________________________________________________________________________________________

New York                23/6/0         22/1/1      0/0/0          0/13/0             0/0/0           45/20/1        77/56/38
___________________________________________________________________________________________________________________________________

North Carolina          26/0/0         27/1/0      0/0/0           0/0/0             0/0/0            53/1/0        27/25/20
___________________________________________________________________________________________________________________________________

North Dakota             0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
___________________________________________________________________________________________________________________________________

Ohio                    24/5/0         26/0/0      0/0/0           7/0/0             0/0/0            57/5/0        52/42/35
___________________________________________________________________________________________________________________________________

Oklahoma                 0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
___________________________________________________________________________________________________________________________________

Oregon                   0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0          17/8/0
___________________________________________________________________________________________________________________________________

Pennsylvania             0/0/2         15/2/2      0/0/0          13/0/1             0/0/0            28/2/5        14/67/44
___________________________________________________________________________________________________________________________________

Rhode Island             0/0/0          0/0/2      0/0/0           0/0/2             0/0/0             0/0/4           4/2/2
___________________________________________________________________________________________________________________________________

South Carolina           3/0/0          3/0/0      0/0/0           0/0/0             0/0/0             6/0/0           5/3/2
___________________________________________________________________________________________________________________________________

South Dakota             0/1/0          0/0/0      0/0/0           0/0/0             0/0/0             0/1/0           1/1/0
___________________________________________________________________________________________________________________________________

Tennessee                3/0/0          2/0/0      0/0/0           0/0/0             0/0/0             5/0/0           7/2/0
___________________________________________________________________________________________________________________________________

Texas                    0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0        60/44/30
___________________________________________________________________________________________________________________________________

Utah                     0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0          10/2/0
___________________________________________________________________________________________________________________________________

Vermont                  0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           0/0/0
___________________________________________________________________________________________________________________________________

Virginia                 2/0/9         2/1/10      0/0/0           0/0/0             0/0/0            4/1/19        32/23/19
___________________________________________________________________________________________________________________________________

Washington               0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0         31/16/2
___________________________________________________________________________________________________________________________________

Wisconsin                0/7/0          0/0/0      0/0/0           0/0/0             0/0/0             0/7/0         10/9/95
___________________________________________________________________________________________________________________________________

Wyoming                  0/0/0          0/0/0      0/0/0           0/0/0             0/0/0             0/0/0           1/1/0
===================================================================================================================================
TOTAL:              142/175/24      185/12/61      0/0/0        36/26/24            0/11/0       363/224/109     982/826/493
============================================================================================================================

                                      115

                        STATUS OF COMPANY OWNED STORES
                        FOR YEARS ENDING 1996/1995/1994

===================================================================================================================================

                                                                                      TOTAL STORES
         STATE            STORES CLOSED DURING YEAR   STORES OPENED DURING YEAR   OPERATING AT YEAR END
____________________________________________________________________________________________________________________________________


Alabama                                       0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Alaska                                        0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Arizona                                       0/0/0                       0/0/6                   0/0/0
____________________________________________________________________________________________________________________________________

Arkansas                                      0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

California                                    0/0/0                       0/0/6                   0/0/6
___________________________________________________________________________________________________________________________________

Colorado                                      0/0/0                       0/0/9                   1/3/2
___________________________________________________________________________________________________________________________________

Connecticut                                   0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

Delaware                                      0/0/0                       0/0/0                   8/0/0
___________________________________________________________________________________________________________________________________

District of Columbia                          0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

Florida                                       0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

Georgia                                       0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

Hawaii                                        0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

Idaho                                         0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

Illinois                                      0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

Indiana                                       0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

Iowa                                          0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

Kansas                                        0/0/0                       0/0/2                   0/0/2
___________________________________________________________________________________________________________________________________

Kentucky                                      0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

Louisiana                                     0/0/0                       0/0/0                   0/0/0
___________________________________________________________________________________________________________________________________

                                      116

===================================================================================================================================

                                                                                      TOTAL STORES
         STATE            STORES CLOSED DURING YEAR   STORES OPENED DURING YEAR   OPERATING AT YEAR END
____________________________________________________________________________________________________________________________________

Maine                                         0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Maryland                                      0/1/0                       0/0/0                   1/0/0
____________________________________________________________________________________________________________________________________

Massachusetts                                 0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Michigan                                      0/1/0                       0/0/1                   0/0/9
____________________________________________________________________________________________________________________________________

Minnesota                                     0/0/0                       0/0/5                   0/0/5
____________________________________________________________________________________________________________________________________

Mississippi                                   0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Missouri                                      0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Montana                                       0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Nebraska                                      0/0/0                       0/0/7                   0/0/7
____________________________________________________________________________________________________________________________________

Nevada                                        0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

New Hampshire                                 0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

New Jersey                                    0/0/0                       7/0/2                  30/0/8
____________________________________________________________________________________________________________________________________

New Mexico                                    0/0/0                       0/0/2                   0/0/0
____________________________________________________________________________________________________________________________________

New York                                      0/0/0                       0/0/2                   0/0/2
____________________________________________________________________________________________________________________________________

North Carolina                                0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

North Dakota                                  0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Ohio                                          0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Oklahoma                                      0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Oregon                                        0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Pennsylvania                                  0/0/0                      12/0/0                  65/0/0
____________________________________________________________________________________________________________________________________

Rhode Island                                  0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

                                      117

===================================================================================================================================

                                                                                      TOTAL STORES
         STATE            STORES CLOSED DURING YEAR   STORES OPENED DURING YEAR   OPERATING AT YEAR END
____________________________________________________________________________________________________________________________________

South Carolina                                0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

South Dakota                                  0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Tennessee                                     0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Texas                                         0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Utah                                          0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Vermont                                       0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Virginia                                      0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

West Virginia                                 0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Wisconsin                                     0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

Wyoming                                       0/0/0                       0/0/0                   0/0/0
____________________________________________________________________________________________________________________________________

TOTALS                                        0/2/0                     19/0/42                105/3/41
====================================================================================================================================

                                             118

                         PROJECTED SYSTEMWIDE OPENINGS
                            AS OF DECEMBER 31, 1996

================================================================================

      STATE             FRANCHISE           PROJECTED         PROJECTED
                       AGREEMENTS        FRANCHISED NEW        COMPANY OWNED
                       SIGNED BUT STORE  STORES IN THE        OPENINGS NEXT
                     NOT OPEN/(1)/      NEXT FISCAL YEAR        YEAR
________________________________________________________________________________

Alabama                             0                   6                0
________________________________________________________________________________
Arizona                             0                   8                0
________________________________________________________________________________
California                          5                  60                0
________________________________________________________________________________
Colorado                            1                   8                1
________________________________________________________________________________
Connecticut                         0                   6                0
________________________________________________________________________________
Delaware                            0                   2                0
________________________________________________________________________________
Florida                             0                  10                0
________________________________________________________________________________
Georgia                             0                   8                0
________________________________________________________________________________
Idaho                               0                   2                0
________________________________________________________________________________
Illinois                            0                  13                0
________________________________________________________________________________
Indiana                             0                  10                0
________________________________________________________________________________
Iowa                                0                   1                0
________________________________________________________________________________
Kansas                              0                   5                0
________________________________________________________________________________
Kentucky                            1                   8                0
________________________________________________________________________________
Maine                               0                   3                0
________________________________________________________________________________
Maryland                            0                  13                0
________________________________________________________________________________
Massachusetts                       1                  13                0
________________________________________________________________________________
Michigan                            0                  10                0
________________________________________________________________________________
Minnesota                           0                   5                0
________________________________________________________________________________
Mississippi                         0                   1                0
________________________________________________________________________________
Missouri                            0                  12                0
________________________________________________________________________________
Nevada                              0                   4                0
________________________________________________________________________________

                                      119

================================================================================

      STATE             FRANCHISE           PROJECTED         PROJECTED
                       AGREEMENTS        FRANCHISED NEW        COMPANY OWNED
                       SIGNED BUT STORE  STORES IN THE        OPENINGS NEXT
                     NOT OPEN/(1)/      NEXT FISCAL YEAR        YEAR
________________________________________________________________________________

New Hampshire                       0                   3                0
________________________________________________________________________________
New Jersey                          1                  16                0
________________________________________________________________________________
New Mexico                          0                   2                0
________________________________________________________________________________
New York                            2                  36                0
________________________________________________________________________________
North Carolina                      0                   2                0
________________________________________________________________________________
Ohio                                0                  10                0
________________________________________________________________________________
Oregon                              0                   3                0
________________________________________________________________________________
Pennsylvania                        0                  11                0
________________________________________________________________________________
Rhode Island                        0                   3                0
________________________________________________________________________________
South Carolina                      0                   1                0
________________________________________________________________________________
Tennessee                           2                  12                0
________________________________________________________________________________
Texas                               0                  28                0
________________________________________________________________________________
Utah                                0                   4                0
________________________________________________________________________________
Virginia                            0                  10                0
________________________________________________________________________________
Washington                          1                   6                0
________________________________________________________________________________
Wisconsin                           1                   2                0
================================================================================

(1) Units identified in this column are not included in the second column of this table.

                                    ITEM 21
                                    -------

                              FINANCIAL STATEMENTS

     Attached as Exhibit J are BCI's audited financial statements (balance sheets, statements of operations, stockholders' equity and cash flows and supplemental schedules) for the fiscal years ending December 29, 1996, December 31, 1995 and, December 25, 1994.
                                      120

                                    ITEM 22
                                    -------

                                   CONTRACTS

     Attached to this offering circular are the following standard forms of agreements currently used by BCI:

     EXHIBITS
     --------

     EXHIBIT A    BOSTON CHICKEN, INC. DEVELOPMENT AGREEMENT
     EXHIBIT B    BOSTON CHICKEN, INC. FRANCHISE AGREEMENT
     EXHIBIT C    BOSTON CHICKEN, INC. DELIVERY RIDER
     EXHIBIT D    BOSTON CHICKEN, INC. CATERING RIDER
     EXHIBIT K    SECURED LOAN AGREEMENT
     EXHIBIT K-1  INDUCEMENT AGREEMENT
     EXHIBIT K-2  FORM OF GECC SUBLEASE
     EXHIBIT L    FRANCHISE SUBLEASE
     EXHIBIT M    FRANCHISE LEASE
     EXHIBIT M-1 SPECIAL PURPOSES ADDENDUM TO FRANCHISE LEASE EXHIBIT M-2 THIRD PARTY LEASE
     EXHIBIT N    COMPUTER AND COMMUNICATIONS SYSTEMS AGREEMENT


                                    ITEM 23
                                    -------

                                    RECEIPT

     (See last page of this Offering Circular)

                                   EXHIBIT 1
                                     TO THE
                              BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                         AGENTS FOR SERVICE OF PROCESS
                         -----------------------------




                                Exhibit 1 - 1

                                   EXHIBIT 1
                                   ---------

                         LIST OF STATE AGENCIES/AGENTS
                         -----------------------------
                            FOR SERVICE OF PROCESS
                            ----------------------


     Listed here are the names, addresses and telephone numbers of the state agencies having responsibility for franchising disclosure/registration laws.

               CALIFORNIA                               HAWAII

Department of Corporations:         Securities Examiner
                                    1010 Richards Street
               Los Angeles          Honolulu, Hawaii  96813
                                    (808) 548-2021
Suite 600                                          ILLINOIS
3700 Wilshire Boulevard
Los Angeles, California  90010      Franchise Division
(213) 736-2741                      Office of Attorney General
                                    500 South Second Street
               Sacramento           Springfield, Illinois  62706
                                    (217) 782-4465
1115 Eleventh Street
Sacramento, California  95814                      INDIANA
(916) 445-7205
                                    (agent for service of process)
               San Diego
                                    Indiana Secretary of State
1350 Front Street                   201 State House
San Diego, California  92101        200 West Washington Street
(619) 525-4044                      Indianapolis, Indiana  46204
                                    (317) 232-6531
               San Francisco
                                    (state administrator)
1390 Market Street
San Francisco, California  94102    Indiana Secretary of State
(415) 557-3787                      Securities Division
                                    Room E-111
                                    302 West Washington Street
                                    Indianapolis, Indiana  46204
                                    (317) 232-6681

               MARYLAND                            NEW YORK

(state agency)                      (state agency)

Office of the Attorney General-     New York State Department of Law
Securities Division                 Bureau of Investor Protection and Securities
20th Floor                          120 Broadway
200 St. Paul Place                  New York, New York  10271
Baltimore, Maryland  21202-2021     (212) 416-8000
(410) 576-7044
                                    (for service of process)
(for service of process)
                                    Secretary of the State of New York
Maryland Securities Commissioner    162 Washington Street
at the Office of Attorney General-  Albany, New York 11231
Securities Division                 (518) 474-4750
20th Floor
200 St. Paul Place                                 NORTH DAKOTA
Baltimore, Maryland 21202-2021
(410) 576-7044                      Office of Securities Commissioner
                                    Fifth Floor
               MICHIGAN             600 East Boulevard
                                    Bismarck, North Dakota  58505
Consumer Protection Division        (701) 328-4712
Antitrust and Franchise Unit
Michigan Department of
Attorney General                                   OREGON
670 Law Building
Lansing, Michigan  48913            Department of Insurance and Finance
(517) 373-7177                      Corporate Securities Section
                                    Labor and Industries Building
               MINNESOTA            Salem, Oregon  97310
                                    (503) 378-4387
Minnesota Department of Commerce
133 East Seventh Street                            RHODE ISLAND
St. Paul, Minnesota  55101
(612) 296-6328                      Division of Securities
                                    Suite 232
                                    233 Richmond Street
                                    Providence, Rhode Island  02903
                                    (401) 277-3048

               SOUTH DAKOTA                        WASHINGTON

Division of Securities              (for service of process)
c/o State Capitol
118 West Capitol                    Director
Pierre, South Dakota  57501         Department of Financial Institutions
(605) 773-4013                      Securities Division
                                    General Admin. Bldg. 3rd Floor
               VIRGINIA             210-11th Avenue S.W.
                                    Olympia, Washington  98504
(for service of process)
                                    (for other matters)
Clerk, State Corporation Commission
1300 East Main Street               Department of Financial Institutions
Richmond, Virginia  23219           Securities Division
(804) 371-9672                      P.O. Box 9033
                                    Olympia, Washington  98507-9033
(for other matters)                 (206) 902-8760

State Corporation Commission
Division of Securities and                         WISCONSIN
Retail Franchising
1300 East Main Street               Securities and Franchise Registration
Ninth Floor                         Wisconsin Securities Commission
Richmond, Virginia 23219            101 East Wilson Street, 4th Floor
(804) 371-9051                      Madison, Wisconsin  53701
                                    (608) 266-3431

                                   EXHIBIT A
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                             DEVELOPMENT AGREEMENT
                             ---------------------


                             BOSTON CHICKEN, INC.

                             DEVELOPMENT AGREEMENT
                             ---------------------


                                   ------------------------------------
                                   DEVELOPER



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                               TABLE OF CONTENTS
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SECTION                                                              PAGE
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

1.           PREAMBLES................................................  1

2.           CERTAIN DEFINITIONS......................................  2

3.           DEVELOPMENT RIGHTS AND OBLIGATIONS.......................  9
             A.  GRANT OF DEVELOPMENT RIGHTS;
                 PRINCIPAL OWNERS' GUARANTY...........................  9
             B.  TERRITORIAL RIGHTS................................... 10
             C.  DEVELOPMENT OBLIGATIONS.............................. 10
             D.  RIGHTS RETAINED BY COMPANY........................... 11
             E.  DEVELOPER'S OPTION TO DEVELOP TARGET SITES........... 11
             F.  DEVELOPER'S OPTION TO PURCHASE CONVERSION SITES...... 13

4.           OTHER DISTRIBUTION METHODS............................... 14
             A.  SPECIAL DISTRIBUTION ARRANGEMENTS.................... 14
             B.  DELIVERY SERVICE..................................... 15
             C.  CATERING SERVICE..................................... 16

5.           GRANT OF FRANCHISES AND ADVERTISING REQUIREMENT.......... 17
             A.  SITE REVIEW AND APPROVAL............................. 17
             B.  LEASE AND PURCHASE OF APPROVED SITES................. 18
             C.  EXECUTION OF FRANCHISE AGREEMENTS.................... 19
             D.  INITIAL FRANCHISE AND ROYALTY FEES................... 20
             E.  ADVERTISING EXPENDITURES............................. 20

6.           INITIAL PAYMENTS......................................... 20
             A.  DEVELOPMENT FEE...................................... 20
             B.  DEPOSIT.............................................. 20

7.           CONFIDENTIAL INFORMATION................................. 21

8.           EXCLUSIVE RELATIONSHIP................................... 23

9.           MARKS.................................................... 25
             A.  GOODWILL AND OWNERSHIP OF MARKS...................... 25
             B.  LIMITATIONS ON DEVELOPER'S USE OF MARKS.............. 25
             C.  NOTIFICATION OF INFRINGEMENTS AND CLAIMS............. 26
             D.  DISCONTINUANCE OF USE OF MARKS....................... 26
             E.  INDEMNIFICATION OF DEVELOPER......................... 26
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10.          COPYRIGHTS............................................... 27
             A.  OWNERSHIP OF COPYRIGHTS.............................. 27
             B.  LIMITATION ON DEVELOPER'S USE OF COPYRIGHTS.......... 27
             C.  NOTIFICATION OF INFRINGEMENTS AND CLAIMS............. 28
             D.  DISCONTINUANCE OF USE................................ 28

11.          OBLIGATIONS OF DEVELOPER................................. 28
             A.  FULL TIME SUPERVISION................................ 28
             B.  CHIEF OPERATING OFFICER.............................. 29
             C.  DEVELOPMENT DIRECTOR AND REAL ESTATE MANAGERS........ 29
             D.  TRAINING DIRECTOR.................................... 30
             E.  MARKETING DIRECTOR................................... 31
             F.  MANAGEMENT PERSONNEL AND TRAINING.................... 31
             G.  FINANCIAL CAPACITY................................... 32
             H.  INSURANCE............................................ 33
             I.  RECORDS AND REPORTS.................................. 33
             J.  DEVELOPMENT MANUAL................................... 35
             K.  COMPLIANCE WITH LAWS AND GOOD BUSINESS PRACTICES..... 36
             L.  COMMUNICATION AND INFORMATION SYSTEMS................ 36

12.          TRANSFER................................................. 37
             A.  BY COMPANY........................................... 37
             B.  DEVELOPER AND ITS OWNERS MAY NOT
                 TRANSFER WITHOUT APPROVAL OF COMPANY................. 37
             C.  CONDITIONS FOR APPROVAL OF TRANSFER.................. 39
             D.  DEATH OR INCAPACITY OF DEVELOPER..................... 43
             E.  PUBLIC OR PRIVATE OFFERINGS.......................... 43
             F.  EFFECT OF CONSENT TO TRANSFER........................ 45
             G.  COMPANY'S RIGHT OF FIRST REFUSAL..................... 45
             H.  OWNERSHIP STRUCTURE AND INITIAL CAPITALIZATION....... 46
             I.  DELEGATION BY COMPANY................................ 46

13.          TERMINATION OF AGREEMENT................................. 46
             A.  BY DEVELOPER......................................... 46
             B.  BY COMPANY........................................... 47
             C.  TERMINATION OF THE DEVELOPMENT
                 TERM AND CERTAIN RIGHTS OF DEVELOPER................. 48
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                                      ii
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
14.          RIGHTS AND OBLIGATIONS OF COMPANY AND
                 DEVELOPER UPON TERMINATION OF THIS
                 AGREEMENT OR EXPIRATION OF THE AGREEMENT TERM........ 49
             A.  PAYMENT OF AMOUNTS OWED TO COMPANY................... 49
             B.  MARKS AND COPYRIGHTED WORKS.......................... 50
             C.  CONFIDENTIAL INFORMATION............................. 50
             D.  COVENANT NOT TO COMPETE.............................. 51
             E.  CONTINUING OBLIGATIONS............................... 52

15.          INDEPENDENT CONTRACTORS/INDEMNIFICATION.................. 52

16.          ENFORCEMENT.............................................. 53
             A.  SEVERABILITY AND SUBSTITUTION OF VALID PROVISIONS.... 53
             B.  WAIVER OF OBLIGATIONS................................ 54
             C.  INJUNCTIVE RELIEF.................................... 56
             D.  RIGHTS OF PARTIES ARE CUMULATIVE..................... 56
             E.  COSTS AND LEGAL FEES................................. 56
             F.  GOVERNING LAW........................................ 56
             G.  CONSENT TO JURISDICTION/CHOICE OF FORUM.............. 57
             H.  LIMITATIONS OF CLAIMS................................ 57
             I.  WAIVER OF PUNITIVE DAMAGES........................... 57
             J.  WAIVER OF JURY TRIAL................................. 57
             K.  BINDING EFFECT....................................... 58
             L.  CONSTRUCTION......................................... 58
             M.  REASONABLENESS....................................... 58

17.          NOTICES AND PAYMENTS..................................... 58

18.          DELEGATION OF CERTAIN FUNCTIONS.......................... 59
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                                      iii
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     EXHIBITS AND ATTACHMENTS
     ------------------------

     EXHIBIT A     -     DEVELOPER ACKNOWLEDGEMENTS AND
                         REPRESENTATIONS STATEMENT
     EXHIBIT B     -     DEVELOPMENT AREA(S)
     EXHIBIT C     -     DEVELOPMENT SCHEDULE
     EXHIBIT D     -     DEVELOPMENT FEE AND DEPOSIT
     EXHIBIT E     -     PRINCIPAL OWNERS, OTHER OWNERS, MANAGEMENT
                         PERMITTED COMPETITIVE BUSINESSES, MARKET REAL
                         ESTATE DEVELOPMENT PLAN AND INITIAL
                         CAPITALIZATION
     EXHIBIT F     -     CONFIDENTIALITY AND NON-COMPETE AGREEMENT
     EXHIBIT G     -     [INTENTIONALLY OMITTED]
     EXHIBIT H     -     GUARANTY AND ASSUMPTION OF DEVELOPER'S
                         OBLIGATIONS
     EXHIBIT I     -     FORM FRANCHISE AGREEMENT

APPLICABLE STATE LAW MAY REQUIRE ADDITIONAL DISCLOSURES RELATED TO THE INFORMATION CONTAINED IN THIS DEVELOPMENT AGREEMENT. THESE ADDITIONAL DISCLOSURES, IF ANY, APPEAR IN AN ADDENDUM AS A RIDER TO THE AREA DEVELOPMENT AGREEMENT.

                             BOSTON CHICKEN, INC.
                             DEVELOPMENT AGREEMENT
                             ---------------------


     THIS AGREEMENT is made and entered into this       day of                 ,
                                                  -----        ----------------
199    (the "EFFECTIVE DATE"), by and between BOSTON CHICKEN, INC., a Delaware corporation ("COMPANY"), and DEVELOPER (defined below).

"DEVELOPER":
                     -----------------------------------------------------------
                     -----------------------------------------------------------
                     a----------------------------------------------------------

Principal Address:
                     -----------------------------------------------------------
                     -----------------------------------------------------------
                     -----------------------------------------------------------

1.   PREAMBLES.
     ---------

     COMPANY and its Affiliates (as defined below) have developed and continue to develop methods of operating food service businesses, including the food service business referred to in this Agreement as a "BOSTON MARKET UNIT" (defined below), which feature Products (defined below) for on-premises and carry-out dining. In addition to on-premises and carry-out dining, COMPANY may, in its sole discretion, (a) offer to a BOSTON MARKET Unit the right to offer and/or require a BOSTON MARKET Unit to offer Delivery Service (defined below) and/or (b) approve a franchise owner and/or developer of a BOSTON MARKET Unit to offer Catering Service (defined below) or to operate Special Distribution Arrangements (defined below). BOSTON MARKET Units operate at locations that feature a distinctive food service format and trade dress and utilize distinctive business formats, specifications, employee selection and training programs, signs, equipment, layouts, systems, recipes, methods, procedures, designs and marketing and advertising standards and formats, all of which COMPANY may modify from time to time in its sole discretion (the "BOSTON MARKET SYSTEM"). COMPANY operates, and franchises others to operate, BOSTON MARKET Units using the BOSTON MARKET System and the Marks (defined below).

     COMPANY grants to certain qualified persons or entities who meet COMPANY's qualifications and who are willing to undertake the investment and effort, the right to develop a specified number of BOSTON MARKET Units within a defined geographic area. This Agreement governs the right and obligation of DEVELOPER and Authorized Entities (defined below) to develop BOSTON MARKET units within the Development Area (defined below) in accordance with the Development Schedule (defined below). The operation of each BOSTON MARKET Unit will be governed by a Franchise Agreement (defined below).

2.   CERTAIN DEFINITIONS.
     -------------------

     For purposes of this Agreement, the terms listed below have the meanings that follow them. Other terms used in this Agreement are defined and construed in the context in which they occur.

     "ACCOUNTING PERIOD" - One of thirteen periods of four consecutive weeks in
      -----------------
each year that is designated by COMPANY as an accounting period.

     "AFFILIATE" - Any person or legal entity that directly or indirectly owns
      ---------
or controls COMPANY, that is directly or indirectly owned or controlled by COMPANY, or that is under common control with COMPANY. For purposes of this definition, "control" means the power to direct or cause the direction of the management and policies of an entity.

     "AGREEMENT TERM" - The period commencing upon the Effective Date and ending
      --------------
upon the expiration or termination of the last to expire or terminate of the Franchises (defined below) and successor Franchises granted to DEVELOPER and Authorized Entities pursuant to this Agreement, unless terminated sooner in accordance with the provisions of this Agreement.

     "APPROVED SITE" - A site which COMPANY has approved as meeting its minimum
      -------------
criteria for the development and operation of a BOSTON MARKET Unit.

     "AUTHORIZED ENTITY" - A legal entity that is controlled by DEVELOPER and
      -----------------
meets COMPANY's then-current standards and requirements for BOSTON MARKET Unit franchise owners, including, without limitation, financial requirements, limits on the total number of holders of equity interests and requirements for owners of non-controlling Ownership Interests (defined below). For purposes of this definition, an entity shall be deemed to be controlled by DEVELOPER if and only during such times as:

          1. DEVELOPER owns not less than a majority of all the Ownership Interests in such entity; and

          2. DEVELOPER has at least the percentage of voting power required under applicable law to authorize a merger, liquidation or transfer of substantially all of the assets of the entity and to control or determine any other vote or decision of the entity without the vote or approval of any other party; and

          3. if the entity is a partnership, DEVELOPER is the sole general partner of a limited partnership or managing partner of a general partnership; and

          4. if the entity is a limited liability company, DEVELOPER is the sole Manager, or DEVELOPER owns at least a majority of all the Ownership Interests in the sole Manager, of the limited liability company; or DEVELOPER owns at least a majority of the membership interests in the limited liability company and

          5. DEVELOPER establishes to the satisfaction of COMPANY that DEVELOPER has, and, during the term of the Franchise Agreement for the UNIT to be owned and operated by such entity, will have, the sole right and power to direct the management policies and operation of such entity and the sale or other disposition of such UNIT.

     "BOSTON MARKET UNIT" - A food service business that:
      ------------------

          (a) offers Products for consumer consumption through on-premises and carry-out dining, provided that COMPANY may, in its sole discretion, authorize and/or require such business to offer Delivery Service pursuant to a Delivery Rider (defined below) and/or approve the franchise owner of such business to offer Catering Service pursuant to a Catering Rider (defined below) or to operate Special Distribution Arrangements pursuant to a Special Distribution Agreement (defined below); and

          (b)  operates using the BOSTON MARKET System and the Marks; and

          (c) is either operated by COMPANY or its Affiliates or pursuant to a valid franchise from COMPANY.

     "CATERING AREA" - The geographic area in which COMPANY, in its sole
      -------------
discretion, authorizes the owner of a Franchise to provide Catering Service pursuant to a Catering Rider, which area may be the same as, smaller than, larger than or different from the Territory (defined in the Franchise Agreement) of a BOSTON MARKET Unit. COMPANY may, at any time and in its sole discretion, with or without cause and regardless of the investment made by DEVELOPER in establishing or conducting Catering Service or the length of time DEVELOPER has offered Catering Service: (1) reduce, modify or expand the Catering Area from time to time; or (2) suspend or terminate DEVELOPER's right to offer Catering Service.

     "CATERING RIDER" - The form of rider to a Franchise Agreement used by
      --------------
COMPANY from time to time to authorize in its sole discretion a franchise owner of a BOSTON MARKET UNIT to offer Catering Service within the applicable Catering Area.

     "CATERING SERVICE" - The delivery of Products prepared at a BOSTON MARKET
      ----------------
Unit or a separate facility approved by COMPANY in writing (such approved facility is referred to herein as a "CATERING FACILITY") to customers in the Catering Area pursuant to COMPANY's standards and specifications for the provision of such service, which COMPANY may change from time to time in its sole discretion, where

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          (1)  such Products are intended to serve fifteen (15) or more persons, or

          (2) in addition to the delivery of Products, DEVELOPER (or an Authorized Entity) provides ancillary services to a customer at such location within the Catering Area, including, by way of example and without limitation, the setting up for serving or distribution of Products.

     "COMPETITIVE BUSINESS" - A business or enterprise, other than a BOSTON
      --------------------
MARKET Unit, that:

          (1) offers food products, which are the same as or similar to the Products, for consumer consumption through on-premises dining, carry-out dining, delivery service, catering service or other distribution channels; or

          (2) grants or has granted franchises or licenses or establishes or has established joint ventures, for the development and/or operation of a business or enterprise described in the foregoing clause (1).

     "COMPUTER SYSTEM" - Those brands, types, makes, and/or models of
      ---------------
communications and computer systems and hardware specified or required by COMPANY for use by, between, or among UNITS and/or DEVELOPER including, but not limited to:

          (1) back office and point of sale systems, data, audio, video, and voice storage, retrieval, and transmission systems for use at UNITS and/or DEVELOPER, between or among UNITS and/or DEVELOPER between or among UNITS and/or DEVELOPER and COMPANY;

          (2)  security systems;

          (3)  printers; and

          (4)  archival and back-up systems.

     "CONTROLLING INTEREST" - If DEVELOPER is a:
      --------------------

          (1) corporation, such number of the voting shares of DEVELOPER as (a) shall permit voting control of DEVELOPER on any issue and (b) shall prevent any other person, group, combination, or entity from blocking voting control on any issue or exercising any veto power; and

          (2) a general partnership, a managing partnership interest or such percentage of the general partnership interests in DEVELOPER as (a) shall permit determination of the outcome on any issue and (b) shall prevent any other person, group, combination, or entity from blocking voting control on any issue or exercising any veto power;

          (3) limited partnership, a general partnership interest or such percentage of limited partnership interests as shall permit the replacement or removal of any general partner; and

          (4) a limited liability company such percentage of the membership interests as (a) shall permit determination of the outcome on any issue and
     (b) shall prevent any other person, group, combination or entity from blocking voting control on any issue or exercising any veto power.

     "DELIVERY AREA" - The geographic area in which COMPANY, in its sole
      -------------
discretion, authorizes a franchise owner to provide Delivery Service pursuant to a Delivery Rider, which area may be the same as, smaller than, larger than or different from the Territory of a BOSTON MARKET Unit. COMPANY may, at any time and in its sole discretion, with or without cause and regardless of the investment made by DEVELOPER in establishing and conducting Delivery Service or the length of time DEVELOPER has offered Delivery Service: (1) reduce, modify or expand the Delivery Area from time to time; or (2) suspend or terminate DEVELOPER's (or Authorized Entity's) right to offer Delivery Service.

     "DELIVERY RIDER" - The form of rider to a Franchise Agreement used by
      --------------
COMPANY from time to time to authorize or require in its sole discretion a franchise owner of a BOSTON MARKET Unit to offer Delivery Service within the applicable Delivery Area.

     "DELIVERY SERVICE" - The delivery of Products prepared at a BOSTON MARKET
      ----------------
Unit or a separate delivery facility approved by COMPANY (such approved facility is referred to herein as a "DELIVERY FACILITY") to customers in the Delivery Area pursuant to COMPANY's standards and specifications for the provision of such service, which COMPANY may change from time to time in its sole discretion, where

          (1) such Products are intended to serve fewer than fifteen (15) persons, and

          (2) such service involves the provision of no services other than the delivery of Products to a customer at a location within the Delivery Area.

     "DEVELOPMENT AREA" - The aggregate of the geographic areas described in
      ----------------
Exhibit B to this Agreement.
---------

     "DEVELOPMENT SCHEDULE" - The schedule of the number of BOSTON MARKET Units
      --------------------
required to be open and operational at specified dates in each Sub-Area and the required opening dates for each of them set forth in Exhibit C to this
                                                     ---------
Agreement.

     "DEVELOPMENT TERM" - The period during which DEVELOPER is authorized and
      ----------------
required to develop BOSTON MARKET Units pursuant to this Agreement, which will commence on the Effective Date and will expire, unless terminated earlier in accordance with the terms of this Agreement, on the earlier to occur of (i) the last opening date set forth in

Exhibit C to this Agreement; or (ii) the first date on which the number of UNITS
---------
(excluding designated Mall Sites) for which a Franchise Agreement has been executed and delivered for a location in the Development Area is equal to the Total Development Quota set forth in Exhibit C.
                                     ---------

     "FRANCHISE" - The right to operate a BOSTON MARKET Unit at a particular
      ---------
location and to use the Marks and the BOSTON MARKET System in the operation thereof.

     "FRANCHISE AGREEMENT" - The form of franchise agreement (including all
      -------------------
exhibits, riders, guarantees and other agreements used in connection therewith) used by COMPANY from time to time in the offering and granting of Franchises in the United States of America; a copy of the current form of such franchise agreement is attached hereto as Exhibit I.
                                ---------

     "IMMEDIATE FAMILY" - (1) The spouse of a person; and (2) the natural and
      ----------------
adoptive parents and natural and adopted children and siblings of such person and their spouses; and (3) the natural and adoptive parents and natural and adopted children and siblings of the spouse of such person; and (4) any other member of the household of such person.

     "LICENSED PROGRAM" - The computer software programs developed by or for
     -----------------
COMPANY and designated by COMPANY from time to time as specified or required in connection with utilization of the Computer System, which may include, without limitation, COMPANY's required point-of-sale, bookkeeping, inventory, training, marketing, employee selection, operations and financial information, collection and retrieval systems (including COMPANY's required general ledger system utilizing the standard chart of accounts prescribed by COMPANY from time to time) for use in connection with the operation of BOSTON MARKET Units or franchise owners' and developers' businesses, including any updates, supplements, modifications or enhancements thereto made from time to time, all related documentation, the tangible media upon which such program is recorded, and the database file structure thereof, but excluding any data or databases owned or compiled by COMPANY or its Affiliates for use with the Licensed Program or otherwise or any data generated by the use of the Licensed Program.

     "MALL SITE" - A site that is suitable for a BOSTON MARKET Unit and that is
      ---------
located in a regional shopping mall.

     "MARKS" - The trademarks, service marks, logos and other commercial symbols
      -----
which COMPANY authorizes DEVELOPER and its Authorized Entities to use to identify the services and/or products offered by BOSTON MARKET Units, including the mark "BOSTON MARKET" and the Trade Dress (defined in the Franchise Agreement); provided that such trademarks, service marks, logos, other commercial symbols, and the Trade Dress are subject to modification and discontinuance at COMPANY's sole discretion and may include additional or substitute trademarks, service marks, logos, commercial symbols and trade dress as provided in this Agreement.

     "OWNER" - Each person or entity holding direct or indirect, legal or
      ------
beneficial Ownership Interests in DEVELOPER, and each person who has other direct or indirect property rights in DEVELOPER or this Agreement.

     "OWNERSHIP INTERESTS" -  In relation to a:  (i) corporation, the legal or
      -------------------
beneficial ownership of shares in the corporation; (ii) partnership, the legal or beneficial ownership of a general or limited partnership interest; (iii) limited liability company, the legal or beneficial ownership of units of membership interests in the limited liability company; or (iv) trust, the ownership of a beneficial interest of such trust.

     "PERMITTED COMPETITIVE BUSINESS" - A business which constitutes a
      ------------------------------
Competitive Business on the date of this Agreement and is disclosed in Exhibit E
                                                                       ---------
to this Agreement, provided that such business (1) is not on the date of this Agreement and does not at any time thereafter become a Rotisserie Unit, and (2) does not offer rotisserie-cooked chicken or potpies on its menu, provided that if such business is a franchised or licensed business of a franchisor which, after the date of this Agreement, specifies that such business offer rotisserie-cooked chicken or potpies as a required menu item, it shall continue to be deemed a Permitted Competitive Business so long as it does not become a Rotisserie Unit.

     "PRINCIPAL OWNER" - Each Owner which:
      ---------------

          (1)  is a general partner in DEVELOPER; or

          (2)  has a direct or indirect equity interest:

               (a) in DEVELOPER of five percent (5%) or more (regardless of whether such Owner is entitled to vote thereon); or

               (b) in any BOSTON MARKET Unit other than the UNITS, or any developer and/or franchise owner of BOSTON MARKET Units other than DEVELOPER (or its Authorized Entities); or

          (3)  is designated as a Principal Owner in Section 2 of Exhibit E to
                                                                  ---------
     this Agreement;

provided, however, that a reduction in a Principal Owner's equity interest in DEVELOPER below five percent (5%) shall not affect his/her/its status as a Principal Owner unless such reduction is the result of the transfer of all his/her/its equity interests in DEVELOPER in compliance with this Agreement.

     "PRODUCTS" - Products approved or required by COMPANY from time to time, in
      --------
its sole discretion, for sale at or from BOSTON MARKET Units, including, without limitation, rotisserie roasted chicken, other chicken specialties, potpies, roasted turkey, baked ham, meatloaf, soups, salads, vegetables, desserts, baked goods, private label packaged goods, beverages and other food products, provided that the foregoing products are subject to modification or discontinuance in COMPANY's sole discretion, from time to time, and may include additional or substitute products.

     "REQUIRED TELEVISION ADVERTISING" - Television advertising in the Dominant
      -------------------------------
Marketing Area (as determined by the Nielsen Ratings Company from time to time) in which the Development Area is located at a minimum level of 150 gross ratings points for a minimum of thirty-five (35) weeks per calendar year, at least one-half of which gross ratings points must be in prime television viewing time, provided that COMPANY may, in its sole discretion, from time to time use a market designation comparable to, but different from, the Dominant Marketing Area for purposes of this definition.

     "ROTISSERIE UNIT" - A food service business, including a BOSTON MARKET
      ---------------
Unit, which derives a significant portion of its revenue from the sale of rotisserie-cooked chicken and/or potpies.

     "SPECIAL DISTRIBUTION AGREEMENT" - A separate agreement whereby COMPANY
      ------------------------------
authorizes a franchise owner of a BOSTON MARKET Unit to operate a Special Distribution Arrangement at a Special Distribution Location designated by COMPANY.

     "SPECIAL DISTRIBUTION ARRANGEMENT" - The sale of Products at or from a
      --------------------------------
Special Distribution Location (defined below), whether or not by or through on-premises food service facilities or concessions, pursuant to COMPANY's standards and specifications for such sales, which COMPANY may change from time to time in its sole discretion.

     "SPECIAL DISTRIBUTION LOCATION" - A facility or location, such as by way of
      -----------------------------
example and without limitation, a school, hospital, office, work site, military facility, grocery store, convenience store, supermarket, entertainment or sporting facility or event, bus or train station, park, toll road or limited access highway facility, shopping mall or other similar facility, at or from which COMPANY, in its sole discretion, authorizes the operation of a Special Distribution Arrangement pursuant to a Special Distribution Agreement, which facility may be located within or outside the Development Area or any Sub-Area.

     "SPECIFIED SOFTWARE" - Such software, programming, and services other than
      ------------------
the Licensed Program, which COMPANY from time to time specifies or requires in connection with utilization of the Computer System.

     "SUB-AREAS" - The geographic areas designated as Sub-Areas in Exhibit B to
      ---------                                                    ---------
this Agreement which, taken together, make up the Development Area.

     "SUB-AREA TERM" - The period during which DEVELOPER is authorized and
      -------------
required to develop BOSTON MARKET units in a given Sub-Area pursuant to this Agreement, which will commence on the Effective Date and will expire, unless terminated earlier in accordance with the terms of this Agreement, on the earlier to occur of: (i) the last opening date set forth in Exhibit C to this Agreement for that Sub-Area; or (ii) the first date on
   ---------
which the number of UNITS (excluding designated Mall Sites) in the Sub-Area for which a Franchise Agreement has been executed and delivered is equal to the Sub-Area Quota (as set forth in Exhibit C) for that Sub-Area.
                            ---------

     "UNIT" - A BOSTON MARKET Unit developed, owned and operated by DEVELOPER or
      ----
an Authorized Entity pursuant to this Agreement and a Franchise Agreement.

3.   DEVELOPMENT RIGHTS AND OBLIGATIONS.
     ----------------------------------

     3.A. GRANT OF DEVELOPMENT RIGHTS;
          PRINCIPAL OWNERS' GUARANTY.
          --------------------------

     DEVELOPER has applied to COMPANY for and COMPANY has agreed to grant to DEVELOPER, the right to develop, own and operate, strictly in accordance with the Development Quota (as defined below in Paragraph 3.C.), BOSTON MARKET Units in the Development Area. DEVELOPER's application has been approved by COMPANY in reliance upon all of the representations made by DEVELOPER and its Owners in such application and the Developer Acknowledgements and Representations Statement, a copy of which is attached to this Agreement as Exhibit A and which
                                                            ---------
shall be executed by DEVELOPER concurrently with this Agreement. DEVELOPER agrees to prepare and submit to COMPANY for review, amendment, and approval a real estate development plan for developing BOSTON MARKET Units in the Development Area (the "MARKET REAL ESTATE DEVELOPMENT PLAN") (which shall utilize, among other sources, information from the Market Plans (defined below in Paragraph 5.A.) which DEVELOPER purchases from COMPANY. Provided that DEVELOPER is in full compliance with all of the terms and conditions of this Agreement, including, without limitation, the development obligations contained in Paragraph 3.C. hereof, and DEVELOPER and all Authorized Entities are in full compliance with all of their obligations under all Franchise Agreements executed pursuant hereto, COMPANY will grant to DEVELOPER (or Authorized Entities) during the Development Term and in accordance with Sections 4 and 5 hereof, the right to develop and operate BOSTON MARKET Units in the Development Area. Notwithstanding any other provision of this Agreement or the Franchise Agreement, COMPANY reserves the right in its sole discretion to grant Franchises pursuant to this Agreement only to DEVELOPER and not to Authorized Entities of DEVELOPER.

     DEVELOPER shall cause all Principal Owners and their spouses as of the Effective Date to execute and deliver to COMPANY concurrently with the execution of this Agreement and all persons or entities that become Principal Owners after the Effective Date and their spouses to promptly thereafter execute and deliver to COMPANY, the form of Guaranty and Assumption of Developer's Obligations ("GUARANTY") attached hereto as Exhibit H.
                                ---------

     3.B. TERRITORIAL RIGHTS.
          ------------------

     Except as otherwise provided in Section 4 and Paragraphs 3.E. and 3.F., and provided that DEVELOPER is in full compliance with this Agreement and DEVELOPER and its Authorized Entities are in full compliance with all Franchise Agreements, COMPANY and its Affiliates will not during the Sub-Area Term for such Sub-Area operate or grant franchises for the operation of BOSTON MARKET Units within such Sub-Area. DEVELOPER acknowledges and agrees that DEVELOPER's rights under this Agreement are limited to the applicable number of UNITS and the schedule and timing of the opening of UNITS in the respective Sub-Areas during the respective Sub-Area Terms and DEVELOPER is not granted any rights to develop or operate, and DEVELOPER will not develop or operate, BOSTON MARKET Units outside the respective Sub-Areas, except pursuant to rights granted to DEVELOPER under other agreements entered into with COMPANY and will not offer Catering Service or Delivery Service or operate Special Distribution Arrangements, within the Development Area, except as provided in Section 4.

     Upon the termination or expiration of the Agreement Term or the Development Term, and during the Agreement Term as expressly provided in this Agreement, COMPANY and its Affiliates shall have the right to develop and operate, and to grant to others development rights and franchises to develop and operate, BOSTON MARKET Units within the Development Area. Furthermore, upon the termination or expiration of the Sub-Area Term for a given Sub-Area, and as expressly provided in this Agreement during the Sub-Area Term, COMPANY and its Affiliates shall have the right to develop and operate, and to grant others development rights and franchises to develop and operate, BOSTON MARKET Units within such Sub-Area.

     3.C. DEVELOPMENT OBLIGATIONS.
          -----------------------

     DEVELOPER agrees that during the Development Term, it will continuously exert its best efforts to promote and enhance the development of BOSTON MARKET Units within the Development Area. Without limiting the foregoing obligation, DEVELOPER agrees to have open and in operation in each Sub-Area the number of BOSTON MARKET Units set forth for the respective Sub-Area Quota in Exhibit C
                                                                   ---------
attached hereto by the opening dates specified therein. DEVELOPER acknowledges and agrees that a BOSTON MARKET Unit that closes for more than five (5) days (not counting COMPANY-approved holidays) during any period of twelve (12) months shall not be counted as open and in operation as of the next UNIT opening date after such closing for purposes of determining DEVELOPER's compliance with the Development Schedule for the Sub-Area in which such UNIT is located. Developer also agrees that it will at all times faithfully, honestly and diligently perform its obligations under this Agreement and that it will update the Market Real Estate Development Plan as COMPANY requires from time to time. DEVELOPER acknowledges that COMPANY makes no representations or warranties that the Development Area or the Sub-Areas can support, or there are sufficient sites for, the number of BOSTON MARKET Units specified in the Development Schedule. DEVELOPER acknowledges and agrees that DEVELOPER shall have the right to develop in each Sub-Area only the number of BOSTON MARKET units set forth on Exhibit C to this Agreement.
---------

     3.D. RIGHTS RETAINED BY COMPANY.
          --------------------------

     Except as expressly limited by Paragraph 3.B., COMPANY (on behalf of itself, its Affiliates and its designees) retains all rights with respect to BOSTON MARKET Units, the Marks, the Copyrighted Works, and the sale of Products and any other products and services, anywhere in the world, including, without limitation:

          (1) the right to operate or grant others the right to operate food service businesses, including, without limitation, BOSTON MARKET Units and/or Rotisserie Units, at such locations within and/or outside the Development Area and each Sub-Area and on such terms and conditions as COMPANY, in its sole discretion, deems appropriate; and

          (2) the right, and the right to grant others the right, to develop, manufacture, market, distribute and/or sell Products and/or any other product or service within and/or outside the Development Area and each Sub-Area through any channel of distribution, whether wholesale, retail or otherwise, including, without limitation, through Special Distribution Arrangements, Delivery Service and Catering Service under or in association with the Marks or any other trademarks and/or to own or operate any other business under the Marks or any other trademarks; and

          (3) subject to Paragraphs 3.E. and 3.F. below, the right to acquire and operate any business, including, without limitation, a business operating one or more food service businesses located or operating within and/or outside the Development Area and any Sub-Area.

     3.E. DEVELOPER'S OPTION TO DEVELOP TARGET SITES.
          ------------------------------------------

     Notwithstanding anything to the contrary in this Agreement, if during the Sub-Area Term of a particular Sub-Area COMPANY locates a site suitable for a BOSTON MARKET Unit within such Sub-Area (a "TARGET SITE"), COMPANY shall notify DEVELOPER in writing of such Target Site if COMPANY intends that such Target Site be developed and operated as a BOSTON MARKET Units. Within ten (10) days after DEVELOPER's receipt of COMPANY's notice regarding such Target Site (including any relevant site-related materials in COMPANY'S possession), DEVELOPER shall notify COMPANY if DEVELOPER desires to develop and operate a BOSTON MARKET Unit at such Target Site. If DEVELOPER fails to so notify COMPANY within such time period, then COMPANY or its designee shall have the right to develop and operate a BOSTON MARKET Unit at such Target Site.

     If DEVELOPER timely notifies COMPANY in writing that DEVELOPER desires to develop and operate a BOSTON MARKET Unit at such Target Site and COMPANY has fully negotiated a lease or purchase agreement for such Target Site, then DEVELOPER (or an Authorized Entity) shall (1) obtain the consent of the landlord to execute and execute such lease, if applicable, or (2) execute a purchase agreement or an assignment of purchase agreement, if applicable, and (3) execute COMPANY's then current form of standard franchise agreement containing COMPANY's then current fees and expense requirements and such ancillary documents (including guarantees) as are then customarily used by COMPANY in the grant of franchises for BOSTON MARKET Units (collectively, the "FRANCHISE DOCUMENTS") as modified for use in connection with the Target Site, as necessary, and (4) pay COMPANY a site location and negotiation fee (the "SITE LOCATION AND NEGOTIATION FEE") equal to Twenty Thousand Dollars ($20,000.00) plus COMPANY's reasonable out-of-pocket expenses incurred in locating such Target Site and negotiating the lease or purchase agreement, all within ten (10) business days after COMPANY's delivery to DEVELOPER of the lease or purchase agreement, as the case may be, and the Franchise Documents to DEVELOPER. The Site Location and Negotiation Fee is paid to compensate COMPANY for the internal costs of the site location services it provides. COMPANY shall fully cooperate with DEVELOPER in obtaining the landlord's consent to execute such lease or the seller's consent to execute such purchase agreement or assignment of purchase agreement as the case may be.

     If DEVELOPER timely notifies COMPANY in writing that DEVELOPER desires to develop and operate a BOSTON MARKET Unit at such Target Site and COMPANY has not fully negotiated a lease or purchase agreement for such Target Site, then DEVELOPER will have thirty (30) days in which to negotiate and deliver to COMPANY a lease or purchase agreement for such Target Site in form for execution. If COMPANY disapproves the lease or purchase agreement for failure to meet COMPANY's requirements, DEVELOPER will have ten (10) business days within which to negotiate and deliver to COMPANY a revised lease or purchase agreement for such Target Site in form for execution. If the revised lease or purchase agreement fails to meet COMPANY's requirements, or if DEVELOPER fails to negotiate and deliver to COMPANY a lease or purchase agreement within the aforementioned thirty (30) day period, then COMPANY or its designee may develop and operate a BOSTON MARKET Unit at such Target Site. If COMPANY approves the lease or the purchase agreement for such Target Site, then DEVELOPER (or an Authorized Entity) will (1) execute such lease or purchase agreement, as applicable, and (2) execute the Franchise Documents, and (3) pay to COMPANY a site location fee (the "SITE LOCATION FEE") equal to Ten Thousand Dollars ($10,000.00), plus COMPANY's reasonable out-of-pocket expenses in locating such Target Site and, to the degree applicable, partially negotiating the lease or purchase agreement, all within ten business (10) days after COMPANY's delivery of the Franchise Documents to DEVELOPER.

     If DEVELOPER (or an Authorized Entity) fails to timely execute the lease or purchase agreement and Franchise Documents for a Target Site and pay the applicable fee as provided herein, then COMPANY or its designee may develop and operate a BOSTON MARKET Unit at such Target Site.

     Any Target Site for which DEVELOPER (or an Authorized Entity) executes the Franchise Documents and develops and opens a BOSTON MARKET Unit will count toward the Sub-Area Quota for the Sub-Area in which such Target Site is located, provided that if such Target Site is a Mall Site, such Target Site will not count toward such Sub-Area Quota. COMPANY will not be required to give notice to DEVELOPER or offer to DEVELOPER a franchise to develop a BOSTON MARKET Unit with regard to any suitable Target Site or Conversion Site (defined below) in a Sub-Area that COMPANY desires to develop and operate as a BOSTON MARKET Unit after the total number of sites for which DEVELOPER or an Authorized Entity has executed a Franchise Agreement and accepted as Target Sites or Conversion Sites for that Sub-Area equals the Sub-Area Quota.

     3.F. DEVELOPER'S OPTION TO PURCHASE CONVERSION SITES.
          -----------------------------------------------

     If during the applicable Sub-Area Term for a particular Sub-Area COMPANY acquires the shares or assets (which may include, by way of illustration and not by way of limitation, furniture, fixtures, equipment, leasehold improvements and/or leasehold interests) of any business operating at one or more sites located within such Sub-Area which meet COMPANY's specifications and standards as in effect from time to time for conversion to BOSTON MARKET Units (the "Conversion Sites"), and COMPANY determines in its sole discretion to convert such Conversion Sites to BOSTON MARKET Units, COMPANY agrees to offer to sell such Conversion Sites to DEVELOPER or, at DEVELOPER's option, to an Authorized Entity, for the price paid therefor by COMPANY. Such price will include that portion of the direct and indirect costs and liabilities allocated to such Conversion Sites incurred or assumed by COMPANY in making such acquisition whether paid or owed to the seller of such Conversion Sites, COMPANY, its Affiliates or third parties and other expenses allocated to such Conversion Sites (including losses, whether from continuing operations or closing acquired units) plus interest at the COMPANY's cost of money on the balance of such amounts from time to time, provided that:

          (1) such sale will not conflict with any existing legal obligation of COMPANY or the business being acquired; and

          (2) such sale will not preclude the completion of the acquisition on the terms agreed to by COMPANY; and

          (3) such sale will not interfere with any other legal agreement, arrangement or combination; and

          (4) DEVELOPER agrees to execute, or cause an Authorized Entity to execute, concurrently with DEVELOPER's purchase, the Franchise Documents, as modified for use in connection with a Conversion Site as necessary, for each and every such Conversion Site and convert each such Conversion Site to a BOSTON MARKET Unit as soon as practicable thereafter in accordance with COMPANY's standards and specifications.

DEVELOPER shall have thirty (30) days after receipt of COMPANY's offer in which to accept or reject such offer by written notice to COMPANY.

     In the event DEVELOPER rejects or fails to timely accept COMPANY's offer to sell such Conversion Sites or COMPANY is unable to extend such offer for any of the aforementioned reasons, COMPANY agrees that, provided DEVELOPER and its Authorized Entities are in full compliance with this Agreement and all Franchise Agreements to which they are parties, it will not utilize the Marks at such Conversion Sites (whether owned or franchised by COMPANY) for one (1) year following COMPANY's acquisition thereof, provided that DEVELOPER is in full compliance with this Agreement, and provided that COMPANY may operate, alter, modify, refurbish, remodel, promote and market any such Conversion Sites during such one (1) year period. For purposes of this Paragraph 3.F., all references to COMPANY shall be deemed to include its Affiliates.

     Any Conversion Site for which DEVELOPER (or an Authorized Entity) executes the Franchise Documents and develops and opens a BOSTON MARKET Unit shall count toward the Sub-Area Quota for the Sub-Area in which such Conversion Site is located.

4.   OTHER DISTRIBUTION METHODS.
     --------------------------

     4.A. SPECIAL DISTRIBUTION ARRANGEMENTS.
          ---------------------------------

     DEVELOPER acknowledges and agrees that: (1) DEVELOPER is not granted any rights to operate Special Distribution Arrangements within or outside the Development Area or the Sub-Areas pursuant to this Agreement; and (2) the right to operate or grant to others the right to operate Special Distribution Arrangements is reserved to COMPANY; and (3) COMPANY has no obligation to offer to DEVELOPER the right to operate Special Distribution Arrangements; and (4) COMPANY or its designees may instead operate or grant to others the right to operate Special Distribution Arrangements within and/or outside the Development Area. Notwithstanding the foregoing, if COMPANY, at any time and in its sole discretion, determines to offer DEVELOPER (or an Authorized Entity that is a franchise owner of a BOSTON MARKET Unit) the right to operate a Special Distribution Arrangement at a Special Distribution Location designated by COMPANY, COMPANY will so notify DEVELOPER (or such Authorized Entity) by delivering to DEVELOPER (or such Authorized Entity) a Special Distribution Agreement authorizing DEVELOPER (or such Authorized Entity) to operate a Special Distribution Arrangement at such Special Distribution Location. DEVELOPER (or such Authorized Entity) will have fifteen (15) days to execute and return to COMPANY such Special Distribution Agreement after DEVELOPER's (or such Authorized Entity's) receipt thereof. Such Special Distribution Agreement will provide that DEVELOPER (or such Authorized Entity) shall commence such Special Distribution Arrangement from the designated Special Distribution Location within the time period specified by COMPANY in the Special Distribution Agreement. If DEVELOPER (or such Authorized Entity) fails to execute and return to COMPANY such Special Distribution Agreement within such fifteen (15) day period or commence such Special Distribution Arrangement within the specified period, then DEVELOPER (or such Authorized

Entity) shall have no right to operate such Special Distribution Arrangement thereafter. If DEVELOPER (or such Authorized Entity) has executed a Special Distribution Agreement, COMPANY reserves the right, at any time and in its sole discretion with or without cause and regardless of the investment made by DEVELOPER (or such Authorized Entity) in establishing or operating the Special Distribution Arrangement or the length of time the Special Distribution Arrangement has been in effect, to suspend or terminate DEVELOPER's (or such Authorized Entity's) right to operate the Special Distribution Arrangement, effective one hundred eighty (180) days after COMPANY's written notice to DEVELOPER, and may otherwise terminate the Special Distribution Arrangement on the terms of the Special Distribution Agreement.

     4.B. DELIVERY SERVICE.
          ----------------

     DEVELOPER acknowledges and agrees that: (1) DEVELOPER is not granted any rights within or outside the Development Area or the Sub-Areas to offer Delivery Service from any of the UNITS pursuant to this Agreement; (2) COMPANY has no obligation to offer to DEVELOPER the right to provide Delivery Service from any of the UNITS; and (3) COMPANY or its designees may instead provide Delivery Service within and/or outside the Development Area or the Sub-Areas. Notwithstanding the foregoing, if Company, at any time and in its sole discretion, determines to offer Delivery Service in a designated Delivery Area in which a UNIT is located, COMPANY will offer DEVELOPER (or an Authorized Entity that is the franchise owner of such UNIT) the right to offer Delivery Service by delivering to DEVELOPER (or such Authorized Entity) a Delivery Rider to the applicable Franchise Agreement authorizing the offer of Delivery Service within such designated Delivery Area. DEVELOPER (or such Authorized Entity) will have fifteen (15) days to execute and return to COMPANY such Delivery Rider after DEVELOPER's (or such Authorized Entity's) receipt thereof. Such Delivery Rider will provide that DEVELOPER (or such Authorized Entity) shall commence Delivery Service from such UNIT or, in COMPANY's sole discretion, from a Delivery Facility within the time period specified by COMPANY in the Delivery Rider. A Delivery Facility will not be counted as a separate UNIT for purposes of the Sub-Area Quotas or the Total Development Quota set forth in the Development Schedule. If DEVELOPER (or such Authorized Entity) fails to execute and return to COMPANY such Delivery Rider within such fifteen (15) day period or commence Delivery Service within the specified period, then DEVELOPER (or such Authorized Entity) shall have no right to provide Delivery Service at such UNIT thereafter and COMPANY or its designee will have the right to offer Delivery Service within such designated Delivery Area. Notwithstanding the foregoing, if COMPANY determines in its sole discretion that all franchise owners of BOSTON MARKET Units in the trade area where a UNIT is located, as such trade area is determined by COMPANY in its sole discretion and which in no event shall exceed the Market Area (as defined in the Franchise Agreement), shall offer Delivery Service, COMPANY will notify DEVELOPER (or such Authorized Entity) and will deliver to DEVELOPER (or such Authorized Entity) a Delivery Rider to the Franchise Agreement which DEVELOPER (or its Authorized Entity) shall execute and return to COMPANY within fifteen (15) days after its receipt. If DEVELOPER (or an Authorized Entity) has executed a Delivery Rider, COMPANY reserves the right, at any time and in its sole discretion, with or without cause and regardless of the investment made by

DEVELOPER (or an Authorized Entity) in establishing and conducting Delivery Service or the length of time DEVELOPER (or an Authorized Entity) has offered Delivery Service: (1) to reduce, modify or expand the Delivery Area effective upon COMPANY's written notice to DEVELOPER; or (2) to suspend or terminate DEVELOPER's (or the Authorized Entity's) right to offer Delivery Service, effective one hundred eighty (180) days after COMPANY's written notice to DEVELOPER; and COMPANY may otherwise terminate DEVELOPER's right to offer Delivery Service on the terms of the Delivery Rider. In the event that COMPANY suspends or terminates DEVELOPER's right to offer Delivery Service, COMPANY reserves the right to require DEVELOPER to reinstate Delivery Service upon fifteen (15) days' prior written notice to DEVELOPER.

     4.C. CATERING SERVICE.
          ----------------

     DEVELOPER acknowledges and agrees that: (1) DEVELOPER is not granted any rights within or outside the Development Area or the Sub-Areas to offer Catering Service from any of the UNITS pursuant to this Agreement; and (2) COMPANY has no obligation to offer to DEVELOPER the right to provide Catering Service from any of the UNITS; and (3) COMPANY or its designees may instead provide Catering Service within and/or outside the Development Area or the Sub-Areas. Notwithstanding the foregoing, if COMPANY, at any time and in its sole discretion, determines to offer Catering Service in a designated Catering Area in which a Unit developed under this Agreement is located, COMPANY will offer DEVELOPER or an Authorized Entity that is the franchise owner of such Unit the right to offer Catering Service by delivering to DEVELOPER (or such Authorized Entity) a Catering Rider to the applicable Franchise Agreement authorizing the offer of Catering Service within such designated Catering Area. DEVELOPER (or such Authorized Entity) will have fifteen (15) days to execute and return to COMPANY such Catering Rider after DEVELOPER's (or such Authorized Entity's) receipt thereof. Such Catering Rider will provide that DEVELOPER (or such Authorized Entity) shall commence Catering Service from one or more UNITS or one or more Catering Facilities, as COMPANY may determine in its sole discretion, within the time period specified by COMPANY in the Catering Rider. A Catering Facility will not be counted as a separate UNIT for purposes of the Sub-Area Quotas or the Total Development Quota set forth in the Development Schedule. If DEVELOPER (or such Authorized Entity) fails to execute and return to COMPANY such Catering Rider within such fifteen (15) day period or commence Catering Service within the specified period, then DEVELOPER (or such Authorized Entity) shall have no right to provide Catering Service within the designated Catering Area thereafter and COMPANY or its designee will have the right to offer Catering Service within such Catering Area. If DEVELOPER (or an Authorized Entity) has executed a Catering Rider, COMPANY reserves the right, at any time and in its sole discretion, with or without cause and regardless of the investment made by DEVELOPER (or an Authorized Entity) in establishing and conducting Catering Service or the length of time DEVELOPER (or an Authorized Entity) has offered Catering Service: (1) to reduce, modify or expand the Catering Area effective upon COMPANY's written notice to DEVELOPER; or (2) to suspend or terminate DEVELOPER's (or such Authorized Entity's) right to offer Catering Service, effective one hundred eighty (180) days after COMPANY's written notice to DEVELOPER (in which case, DEVELOPER will not fill any orders for Catering Service after the expiration of such one hundred eighty (180) day period); and COMPANY may otherwise terminate DEVELOPER's right to offer Catering Service pursuant to the terms of the Catering Rider. In the event that COMPANY terminates or suspends FRANCHISE OWNER's right to offer Catering Service, COMPANY reserves the right to require FRANCHISE OWNER to reinstate Catering Service upon fifteen (15) days' prior written notice.

5.   GRANT OF FRANCHISES AND ADVERTISING REQUIREMENT.
     -----------------------------------------------

     5.A. SITE REVIEW AND APPROVAL.
          ------------------------

     Annually throughout the Development Term, DEVELOPER shall purchase from COMPANY demographic detail reports on the demographics of each Sub-Area ("MARKET PLANS") in which DEVELOPER retains the right to develop UNITS. Such Market Plans shall be available to DEVELOPER at COMPANY's then-current charges. At DEVELOPER's request, Company may provide other demographic services at COMPANY's then current charges. Those charges will vary with the type of service requested.

     At DEVELOPER's request, COMPANY will provide to DEVELOPER, at COMPANY's then-current charges, a report and grid map containing certain demographic information concerning a proposed site and surrounding area, which report and grid map may be prepared by COMPANY or by an independent demographic statistics service at COMPANY's direction.

     DEVELOPER shall comply with COMPANY's specifications and requirements regarding site selection, development and construction, including, without limitation, those concerning relations with and use of approved general contractors, subcontractors, real estate developers and lessors and, if requested by COMPANY, real estate broker(s). DEVELOPER shall submit to COMPANY a complete site approval request package and location feasibility analysis (a "SITE PACKAGE") on COMPANY's specified forms (containing such demographic, commercial, and other information and photographs as COMPANY may require from time to time) for each site at which DEVELOPER proposes and intends in good faith to establish and operate a BOSTON MARKET Unit and which DEVELOPER reasonably believes to conform to certain minimum site selection criteria established by COMPANY from time to time in its sole discretion. In approving or disapproving any proposed site, COMPANY may consider such matters as it deems material from time to time, which factors may (but are not required) to include, without limitation, demographic characteristics, traffic patterns, parking, visibility, allowed signage, the predominant character of the neighborhood, competition from other businesses providing similar services within the area (including other BOSTON MARKET Units), the proximity to other businesses, the exclusivity granted to other franchise owners or developers of BOSTON MARKET Units, the nature of other businesses in proximity to the site, and other commercial characteristics (including the purchase price or rental obligations and other lease terms for the proposed site) and the size, appearance, and other physical characteristics of the proposed site. DEVELOPER acknowledges and agrees that COMPANY may alter the criteria or impose additional criteria for acceptable sites for BOSTON MARKET Units at any time or from time to time in its sole discretion, that DEVELOPER shall abide by such site criteria as they exist from time to time and comply with its development obligations hereunder (including, but not limited to, Exhibit C hereof) and that
                                                      ---------
no extension or alteration of the Required Opening Date of any BOSTON MARKET Unit shall arise by reason of such altered or additional site criteria.

     COMPANY will approve or disapprove sites by delivery of written notice to DEVELOPER. COMPANY agrees to exert its reasonable best efforts to deliver such notification to DEVELOPER within thirty (30) days after receipt by COMPANY of a complete Site Package and such other materials requested by COMPANY from time to time, containing all information required by COMPANY. COMPANY shall have the right in its sole discretion to approve or disapprove a site, and DEVELOPER acknowledges and agrees that COMPANY shall have no liability therefor. Notwithstanding any other provision of this Agreement, COMPANY's failure to provide DEVELOPER with notice of its approval or disapproval of one or more proposed sites shall in no event constitute a waiver of COMPANY's right to approve or disapprove such sites or cause any extension of the applicable Development Schedule.

     5.B. LEASE AND PURCHASE OF APPROVED SITES.
          ------------------------------------

     DEVELOPER acknowledges that COMPANY has developed a standard form lease (the "FORM UNIT LEASE"), and a standard form real estate purchase and sale agreement (the "FORM PURCHASE AND SALE AGREEMENT"). COMPANY will furnish DEVELOPER with a copy of the current forms of Form Unit Lease and Form Purchase and Sale Agreement and Company's standards and DEVELOPER acknowledges that COMPANY may modify such forms from time to time in its sole discretion. DEVELOPER shall present the Form Unit Lease or Form Purchase and Sale Agreement to the lessor or seller of an Approved Site, as applicable, and use its best efforts to cause the lessor or seller of such Approved Site to execute the Form Unit Lease or Form Purchase and Sale Agreement as the lease, sublease, assignment of lease or purchase agreement (referred to herein as the "SITE AGREEMENT"), as applicable, for such Approved Site. If DEVELOPER fails to obtain the lessor's or seller's agreement to use the Form Unit Lease or Form Purchase and Sale Agreement as the Site Agreement, DEVELOPER shall cause the lessor or seller to include in the Site Agreement the standard terms which COMPANY requires from time to time in its sole discretion, and such other terms as COMPANY may require or as it may specifically approve in writing.

     After receiving a copy of a proposed Site Agreement in form for execution, COMPANY shall have the right, in its sole discretion, to approve, approve with modification or disapprove such proposed Site Agreement, and DEVELOPER acknowledges and agrees that COMPANY shall have no liability therefor. COMPANY agrees to exert its best efforts to deliver such notification to DEVELOPER within twenty (20) days after receipt by COMPANY of the proposed Site Agreement. DEVELOPER agrees that it will not execute a Site Agreement without the prior written approval of COMPANY, and any such Site Agreement shall contain the express condition precedent of COMPANY's prior written approval thereof. DEVELOPER shall deliver to COMPANY a copy of the fully signed Site Agreement as previously approved within fifteen (15) days after its full execution. DEVELOPER further agrees that it will not execute or agree to any modification of the Site Agreement which would affect COMPANY's rights without the prior written approval of COMPANY.

     If DEVELOPER or an Authorized Entity fails to obtain lawful possession of an Approved Site (through acquisition, lease, sublease or assignment) within sixty (60) days after delivery of COMPANY's approval of the Approved Site, COMPANY may, in its sole discretion, withdraw approval of such site at any time. COMPANY also may withdraw its offer to grant a Franchise for a BOSTON MARKET Unit at an Approved Site and withdraw COMPANY's approval of such site at any time prior to COMPANY's receipt of all applicable payments and COMPANY's execution of the Franchise Agreement therefor.

     At the request of COMPANY, if DEVELOPER owns an Approved Site, DEVELOPER will enter into a lease with COMPANY under COMPANY's then-current form of lease for a term equal to the term of the Franchise and for a rental equal to the Approved Site's fair market rental value, and will sublease the Approved Site from COMPANY on the same terms as the prime lease. If DEVELOPER and COMPANY cannot agree on the fair market rental value of such an Approved Site, then such rental value shall be determined by an independent appraiser selected by COMPANY and DEVELOPER, and if they are unable to agree on an independent appraiser, COMPANY and DEVELOPER shall each select an independent appraiser, who shall select a third independent appraiser, and the fair market rental value shall be deemed to be the average of the three (3) independent appraisals made by such appraisers.

     5.C. EXECUTION OF FRANCHISE AGREEMENTS.
          ---------------------------------

     Provided that (1) DEVELOPER is then in full compliance with all of the terms and conditions of this Agreement, (2) DEVELOPER and its Authorized Entities are in full compliance with all Franchise Agreements they have entered into, and (3) DEVELOPER (or an Authorized Entity) has obtained legal possession of an Approved Site, COMPANY agrees to offer to DEVELOPER or an Authorized Entity a Franchise to operate a BOSTON MARKET Unit at such Approved Site by delivering to DEVELOPER a Franchise Agreement in form for execution by DEVELOPER and its Principal Owners or such Authorized Entity and its Principal Owners. Such Franchise Agreement shall be executed and returned to COMPANY at the earlier of fifteen (15) days after COMPANY's delivery thereof, or prior to the opening of the BOSTON MARKET Unit, together with the fees required to be paid upon execution thereof. In addition, DEVELOPER and its Principal Owners must guarantee all obligations of an Authorized Entity under any Franchise Agreement issued to such an Authorized Entity and the Principal Owners and their spouses must guaranty the obligations of DEVELOPER under any Franchise Agreement entered into by DEVELOPER. COMPANY may withdraw its offer to grant a Franchise for a BOSTON MARKET Unit at such Approved Site and withdraw its approval of such site at any time prior to COMPANY's receipt of all applicable payments and COMPANY's execution of the Franchise Agreement. In no event may a BOSTON MARKET Unit developed hereunder be opened for business prior to DEVELOPER's receipt of written notice from COMPANY authorizing the opening of such UNIT.

     5.D. INITIAL FRANCHISE AND ROYALTY FEES.
          ----------------------------------

     For each Franchise granted pursuant to this Agreement during the Development Term or the applicable Sub-Area thereon: (1) the Initial Franchise Fee (defined in the Franchise Agreement) shall be Thirty-Five Thousand Dollars ($35,000.00); and (2) the Royalty Fee (as defined in the Franchise Agreement) shall equal five percent (5%) of the UNIT's Gross Revenue (as defined in the Franchise Agreement).

     5.E. ADVERTISING EXPENDITURES
          ------------------------

          DEVELOPER shall cause each UNIT it owns, and shall cause each Authorized Entity which owns one or more UNITS to cause each UNIT it owns, to contribute to the Local Ad Fund (as defined in the Franchise Agreement) for such UNIT an amount equal to the greater of:

          (1) the standard Local Ad Fund contribution required pursuant to the applicable Franchise Agreement; or

          (2) an amount which, when aggregated with the Local Ad Fund contributions of the other UNITS, will be sufficient to enable DEVELOPER, through the Local Ad Fund, to commence Required Television Advertising within one year of the opening of the first UNIT and to continue Required Television Advertising thereafter throughout the Agreement Term.

6.   INITIAL PAYMENTS.
     ----------------

     6.A. DEVELOPMENT FEE.
          ---------------

     Concurrently with the execution of this Agreement, DEVELOPER shall pay to COMPANY the sum set forth on Exhibit D hereof as a nonrefundable development fee
                             ---------
(the "DEVELOPMENT FEE") which shall be deemed fully earned by COMPANY upon execution of this Agreement. The Development Fee shall equal the sum derived by multiplying the number of Franchises to be developed under this Agreement, as set forth on Exhibit C, by Five Thousand Dollars ($5,000.00). The Development
             ---------
Fee is paid to compensate COMPANY for its services in connection with this Agreement, including but not limited to providing assistance in the development of DEVELOPER's Market Real Estate Development Plan and providing initial orientation training programs.

     6.B. DEPOSIT.
          -------

     Concurrently with the execution of this Agreement, DEVELOPER shall pay to COMPANY the sum set forth on Exhibit D of this Agreement as a nonrefundable
                             ---------
deposit (the "Deposit") toward the Initial Franchise Fees payable by DEVELOPER or Authorized Entities under Franchise Agreements to be executed pursuant to this Agreement. The Deposit shall be

Five Thousand Dollars ($5,000.00) for each Franchise to be granted to DEVELOPER or Authorized Entities under the terms of this Agreement. The Deposit shall be applied as a credit in the amount of Five Thousand Dollars ($5,000.00) toward the Initial Franchise Fee payable under each Franchise Agreement executed pursuant to this Agreement.

7.   CONFIDENTIAL INFORMATION.
     ------------------------

     COMPANY possesses and will further develop and acquire certain confidential and proprietary information and trade secrets, including, but not limited to, the following categories of information, methods, techniques, procedures and knowledge developed or to be developed by COMPANY or its Affiliates or their consultants, contractors or designees, and/or franchise owners and developers (the "CONFIDENTIAL INFORMATION"):

          (1) methods, techniques, equipment, specifications, standards, policies, procedures, information, concepts and systems relating to and knowledge of and experience in the development, operation and franchising of BOSTON MARKET Units; and

          (2)  marketing and promotional programs for BOSTON MARKET Units; and

          (3) knowledge concerning the logic, structure and operation of computer software programs which COMPANY authorizes for use in connection with the operation of BOSTON MARKET Units (including, without limitation, the Licensed Program (defined in the Franchise Agreement)), and all additions, modifications and enhancements thereof, and all data generated from use of such programs, including, without limitation, the logic, structure and operation of database file structures containing such data and all additions, modifications and enhancements thereof; and

          (4) sales data and information concerning consumer preferences and inventory requirements for Products, materials and supplies, and specifications for and suppliers of certain materials, equipment and fixtures for BOSTON MARKET Units; and

          (5) ingredients, formulas, marinades, mixes, spices, seasonings, sauces, recipes for and methods of preparation, cooking, serving, packaging, catering and delivery of, Products sold at BOSTON MARKET Units; and

          (6) information concerning Product sales, operating results, financial performance and other financial data of BOSTON MARKET units; and

          (7) the Development Manual (defined in Paragraph 11.J. of this Agreement) and the Manuals (defined in the Franchise Agreement); and

          (8)  customer lists and Product sales of the UNITS; and

          (9)  employee selection procedures, training and staffing levels.

     COMPANY will disclose such parts of the Confidential Information as COMPANY deems necessary or advisable from time to time in its sole discretion for the development of BOSTON MARKET Units to DEVELOPER in providing training, and in guidance and assistance furnished to DEVELOPER under this Agreement and DEVELOPER may learn or otherwise obtain from COMPANY additional Confidential Information during the Agreement Term. DEVELOPER acknowledges and agrees that neither DEVELOPER nor any other person or entity will acquire by or through DEVELOPER any interest in or right to use the Confidential Information, other than the right to use it in the development of BOSTON MARKET Units pursuant to this Agreement, and that the use or duplication of the Confidential Information in any other business would constitute an unfair method of competition with COMPANY and with other BOSTON MARKET Unit developers and franchise owners. DEVELOPER agrees to disclose the Confidential Information to Owners and to its employees only to the extent reasonably necessary for the development of BOSTON MARKET Units pursuant to this Agreement and if such individuals have agreed to maintain such information in confidence in an agreement enforceable by COMPANY.

     DEVELOPER acknowledges and agrees that the Confidential Information is confidential to and a valuable asset of COMPANY, is proprietary, includes trade secrets of COMPANY and is disclosed to DEVELOPER solely on the condition that DEVELOPER, its Owners and employees who have access to the Confidential Information agree, and DEVELOPER does hereby agree that, during and after the Agreement Term, DEVELOPER, its Owners and such employees:

          (a) will not use the Confidential Information in any other business or capacity; and

          (b) will maintain the absolute confidentiality of the Confidential Information; and

          (c) will not make unauthorized copies of any portion of the Confidential Information disclosed in written or other tangible form; and

          (d) will adopt and implement all reasonable procedures prescribed from time to time by COMPANY to prevent unauthorized use or disclosure of the Confidential Information, including, without limitation, requiring employees and Owners who will have access to such information to execute non-competition and confidentiality agreements in the form attached hereto as Exhibit F (the "CONFIDENTIALITY AND NON-COMPETITION AGREEMENT"). DEVELOPER shall provide COMPANY, at its request, executed originals of each such Confidentiality and Non-Competition Agreement.

     Nothing contained in this Agreement shall be construed to prohibit DEVELOPER from using the Confidential Information in connection with the operation of any BOSTON MARKET

Unit pursuant to a Franchise Agreement or pursuant to another development agreement between COMPANY and DEVELOPER.

     Notwithstanding anything to the contrary contained in this Agreement and provided DEVELOPER shall have obtained COMPANY's prior written consent, the restrictions on DEVELOPER's disclosure and use of the Confidential Information shall not apply to the following:

          (i) information, methods, procedures, techniques and knowledge which are or become generally known in the food service business within the Development Area, other than through disclosure (whether deliberate or inadvertent) by DEVELOPER; and

          (ii) the disclosure of the Confidential Information in judicial or administrative proceedings to the extent that DEVELOPER is legally compelled to disclose such information, provided DEVELOPER has notified COMPANY prior to disclosure and shall have used its best efforts to obtain, and shall have afforded COMPANY the opportunity to obtain an appropriate protective order or other assurance satisfactory to COMPANY of confidential treatment for the information required to be so disclosed.

     DEVELOPER agrees to disclose to COMPANY all ideas, concepts, methods, techniques and products conceived or developed by DEVELOPER and its Authorized Entities, Owners, affiliates or employees thereof during the Agreement Term relating to the development and operation of BOSTON MARKET Units, provided that the aforementioned parties will not be obligated to make such disclosures if doing so would violate any contractual obligations of DEVELOPER which:

          (A)  arose prior to DEVELOPER's execution of this Agreement; and

          (B) DEVELOPER disclosed to COMPANY in writing prior to the Effective Date.

DEVELOPER hereby grants to COMPANY and agrees to procure from its Authorized Entities, Owners, affiliates and employees a perpetual, non-exclusive and worldwide right to use same in all food service businesses operated by COMPANY, its Affiliates, franchise owners and designees. COMPANY shall have no obligation to make any lump sum or on-going payments to DEVELOPER with respect to any such idea, concept, method, technique or product. DEVELOPER agrees that DEVELOPER will not use nor will it allow any other person or entity to use any such concept, method, technique or product without obtaining COMPANY's prior written approval.

8.   EXCLUSIVE RELATIONSHIP.
     ----------------------

     DEVELOPER acknowledges and agrees that COMPANY would be unable to protect the Confidential Information against unauthorized use or disclosure and would be unable to encourage a free exchange of ideas and information among franchise owners and developers of BOSTON MARKET Units, if developers, franchise owners and their Principal Owners (and members of their immediate families) were permitted to engage in, hold interests in or perform services for Competitive Businesses. DEVELOPER further acknowledges and agrees that the restrictions contained in this Section will not hinder its activities or the activities of its Principal Owners under this Agreement or in general. COMPANY has entered into this Agreement with DEVELOPER on the express condition that, with respect to the development and operation of food service businesses that sell Products, DEVELOPER and its Principal Owners and members of their respective immediate families will deal exclusively with COMPANY. DEVELOPER therefore agrees that, during the Agreement Term, neither DEVELOPER nor any Principal Owner of DEVELOPER, nor any member of the Immediate Family of DEVELOPER or a Principal Owner of DEVELOPER shall directly or indirectly:

          (a) have any interest as a record or beneficial owner in any Competitive Business (this restriction shall not be applicable to the ownership of shares of a class of securities listed on a stock exchange or traded on the over-the-counter market and quoted by a national inter-dealer quotation system that represent less than three percent (3%) of the number of shares of that class of securities issued and outstanding); or

          (b) divert or attempt to divert any business or any customers of any BOSTON MARKET Units to any Competitive Business; or

          (c) perform services as a director, officer, manager, employee, consultant, representative, agent, or otherwise for any Competitive Business.

DEVELOPER furthermore agrees that, during the Agreement Term, neither DEVELOPER nor any Principal Owner of DEVELOPER, nor any member of the Immediate Family of DEVELOPER or a Principal Owner of DEVELOPER shall directly or indirectly employ or seek to employ any person who is employed by COMPANY, its Affiliates or by any other developer or franchise owner of BOSTON MARKET Units, nor induce nor attempt to induce any such person to leave said employment without the prior written consent of such person's employer.

     Furthermore, if DEVELOPER is a corporation, partnership or limited liability company, it will not engage in any business or other activity, directly or indirectly, other than the development and operation of UNITS.

     DEVELOPER acknowledges and agrees that the failure of any person or entity restricted pursuant to this Section to comply with the restrictions of this Section (regardless of whether that person or entity actually has executed this Agreement) or a Confidentiality and Non-Competition Agreement shall constitute a breach of this Agreement.

     The restrictions of this Section shall not be construed to prohibit DEVELOPER, any Principal Owner of DEVELOPER, or any member of the Immediate Family of DEVELOPER or its Principal Owners from having a direct or indirect Ownership Interest in any BOSTON

MARKET Units, development agreements or franchise agreements for the development or operation of BOSTON MARKET Units, or any entity owning, controlling or operating BOSTON MARKET Units, or from providing services to any such BOSTON MARKET Units pursuant to other agreements with COMPANY. Furthermore, the restrictions of this Section shall not prohibit DEVELOPER, any Principal Owner or any member of the Immediate Family of DEVELOPER or a Principal Owner (to the extent such person(s) is an individual) from performing services for or having an Ownership Interest in a Permitted Competitive Business, or from conducting customary promotion and advertising of a Permitted Competitive Business. Such person(s) and business(es), if any, are identified on Exhibit E attached hereto.
                                                      ---------

9.   MARKS.
     -----

     9.A. GOODWILL AND OWNERSHIP OF MARKS.
          -------------------------------

     DEVELOPER acknowledges that DEVELOPER's right to use the Marks is limited solely to uses directly connected with the development of UNITS by DEVELOPER during the Development Term pursuant to and in compliance with this Agreement and all applicable standards, specifications, and operating procedures prescribed by COMPANY from time to time, and is derived solely from this Agreement. Any unauthorized use of the Marks by DEVELOPER shall constitute a breach of this Agreement and an infringement of the rights of COMPANY in and to the Marks. DEVELOPER acknowledges and agrees that all usage of the Marks by DEVELOPER and any goodwill established thereby shall inure to the exclusive benefit of COMPANY and that this Agreement does not confer any goodwill or other interests in the Marks upon DEVELOPER (other than the right to develop UNITS in compliance with this Agreement). All provisions of this Agreement applicable to the Marks shall apply to any other trademarks, service marks, commercial symbols and trade dress hereafter authorized, in writing (including by inclusion in COMPANY's Identification Standards Manual or any Trademark or Advertising Compliance Guide issued to franchise owners or developers), for use by and licensed to DEVELOPER by COMPANY.

     9.B. LIMITATIONS ON DEVELOPER'S USE OF MARKS.
          ---------------------------------------

     DEVELOPER shall not use any Mark as part of any corporate name or other name of DEVELOPER or with any prefix, suffix, or other modifying words, terms, designs, or symbols, or in any modified form, nor may DEVELOPER use any Mark in connection with the performance or sale of any unauthorized services or products or in any other manner not expressly authorized in writing by COMPANY.
DEVELOPER agrees to display the Marks prominently in the manner prescribed by COMPANY. DEVELOPER agrees to give such notices of trademark and service mark registrations as COMPANY specifies and to obtain such business name registrations as may be required under applicable law.

     9.C  NOTIFICATION OF INFRINGEMENTS AND CLAIMS.
          ----------------------------------------

     DEVELOPER shall immediately notify COMPANY of any apparent infringement of or challenge to DEVELOPER's use of any Mark, or claim by any person of any rights in any Mark, and DEVELOPER shall not communicate with any person other than COMPANY and its counsel with respect to any such infringement, challenge or claim. COMPANY shall have sole discretion to take such action as it deems appropriate in connection with the foregoing, and the right to control exclusively any settlement, litigation, arbitration or Patent and Trademark Office or other proceeding arising out of any such alleged infringement, challenge or claim or otherwise relating to any Mark. DEVELOPER agrees to execute any and all instruments and documents, render such assistance, and do such acts and things as may, in the opinion of COMPANY's counsel, be necessary or advisable to protect and maintain the interests of COMPANY in any litigation or other proceeding or to otherwise protect and maintain the interests of COMPANY in the Marks. COMPANY will reimburse DEVELOPER for the reasonable out-of-pocket expenses incurred and paid by DEVELOPER in complying with the requirements imposed by this Paragraph.

     9.D. DISCONTINUANCE OF USE OF MARKS.
          ------------------------------

     If it becomes advisable at any time in COMPANY's sole judgment for the DEVELOPER to modify or discontinue use of any Mark and/or for the DEVELOPER to use one or more additional or substitute trademarks or service marks or an additional or substitute type of trade dress, DEVELOPER agrees to immediately comply with COMPANY's directions to modify or otherwise discontinue the use of such Mark, and/or to use one or more additional or substitute trademarks, service marks, logos or commercial symbols or additional or substitute trade dress after notice thereof by COMPANY. Neither COMPANY nor its Affiliates shall have any obligation to reimburse DEVELOPER for any expenditures made by DEVELOPER to modify or discontinue the use of a Mark or to adopt additional or substitute marks for discontinued Marks, including, without limitation, any expenditures relating to advertising or promotional materials or to compensate DEVELOPER for any goodwill related to the discontinued Mark.

     9.E. INDEMNIFICATION OF DEVELOPER.
          ----------------------------

     COMPANY agrees to indemnify DEVELOPER against and to reimburse DEVELOPER for all damages for which DEVELOPER is held liable in any proceeding arising out of DEVELOPER's authorized use of any Mark, pursuant to and in compliance with this Agreement, and for all costs reasonably incurred by DEVELOPER in the defense of any such claim brought against DEVELOPER or in any such proceeding in which DEVELOPER is named as a party, provided that DEVELOPER has timely notified COMPANY of such claim or proceeding, has given COMPANY sole control of the defense and settlement of any such claim, and has otherwise complied with this Agreement.

10.  COPYRIGHTS.
     ----------

     10.A. OWNERSHIP OF COPYRIGHTS.
           -----------------------

     DEVELOPER and COMPANY acknowledge and agree (1) that COMPANY may authorize DEVELOPER to use certain copyrighted or copyrightable works (the "Copyrighted Works"), (2) that the Copyrighted Works are the valuable property of COMPANY or its Affiliates and (3) that the rights herein are granted to DEVELOPER solely on the condition that DEVELOPER complies with the terms of this Section. DEVELOPER acknowledges and agrees that COMPANY owns or is the licensee of the owner of the Copyrighted Works and will further create, acquire or obtain licenses for certain copyrights in various works of authorship used in connection with the operation of BOSTON MARKET Units, including, but not limited to, all categories of works eligible for protection under the United States copyright laws, all of which shall be deemed to be Copyrighted Works under this Agreement. Such Copyrighted Works include, but are not limited to, the Development Manual, advertisements, promotional materials, labels, menus, posters, signs, coupons, gift certificates and may include all or part of the Marks, Trade Dress (defined in the Franchise Agreement), Licensed Program and other portions of the BOSTON MARKET System. COMPANY intends that all works of authorship related to the BOSTON MARKET System and created in the future will be owned by it or its Affiliates.

     10.B. LIMITATION ON DEVELOPER'S USE OF COPYRIGHTS.
           -------------------------------------------

     DEVELOPER acknowledges that DEVELOPER's right to use the Copyrighted Works is limited solely to uses directly connected with the development of UNITS by DEVELOPER during the Development Term pursuant to and in compliance with this Agreement and all applicable standards, specifications, and operating procedures prescribed by COMPANY from time to time, and is derived solely from this Agreement. DEVELOPER shall ensure that all Copyrighted Works used hereunder shall bear an appropriate copyright notice under the Universal Copyright Convention or other copyright laws prescribed by COMPANY specifying that COMPANY or an Affiliate of COMPANY is the owner of the copyright. Any unauthorized use, adaptation, publication, reproduction, preparation of derivative works, distribution of copies (whether by sale or other transfer of ownership, or by rental, lease or lending), public performance of such works or attempts to recreate all or a portion of such Copyrighted Works shall constitute a breach of this Agreement and an infringement of the rights of COMPANY in and to the Copyrighted Works. DEVELOPER acknowledges that this Agreement does not confer any interest in the Copyrighted Works upon DEVELOPER, other than the right to operate the UNITS in compliance with this Agreement. If COMPANY authorizes DEVELOPER to prepare any adaptation, translation or work derived from the Copyrighted Works, or if DEVELOPER prepares any Copyrighted Works such as menus, advertisements, posters or promotional materials, DEVELOPER hereby agrees that such adaptation, translation, derivative work or Copyrighted Work shall be the property of COMPANY and DEVELOPER hereby assigns all its right, title and interest therein to COMPANY. DEVELOPER agrees to execute any documents, in recordable form, which COMPANY determines are necessary to reflect such ownership. DEVELOPER shall submit all such adaptations, translations, derivative works and Copyrighted Works to COMPANY for approval prior to use.

     10.C. NOTIFICATION OF INFRINGEMENTS AND CLAIMS.
           ----------------------------------------

     DEVELOPER shall immediately notify COMPANY of any actual or apparent infringement of or challenge to any of the Copyrighted Works, or claim by any person of any rights in the Copyrighted Works. DEVELOPER shall not communicate with any person other than COMPANY and its counsel in connection with any such infringement, challenge or claims. COMPANY shall have the sole discretion to take such action as it deems appropriate in connection with the foregoing, and the right to control exclusively any settlement, litigation, arbitration or administrative proceeding arising out of any such alleged infringement, challenge or claim or otherwise relating to the Copyrighted Works. DEVELOPER agrees to execute any and all instruments and documents, render such assistance, and do such acts and things as may, in the opinion of COMPANY's counsel, be necessary or advisable to protect and maintain the interests of COMPANY in any litigation or other proceeding or to otherwise protect and maintain the interests of COMPANY in the Copyrighted Works. COMPANY will reimburse DEVELOPER for the reasonable out-of-pocket expenses incurred and paid by DEVELOPER in complying with the requirements imposed by this Paragraph.

     10.D. DISCONTINUANCE OF USE.
           ---------------------

     If it becomes advisable at any time in COMPANY's sole judgment for DEVELOPER to modify or discontinue use of any of the Copyrighted Works and/or for DEVELOPER to use one or more additional or substitute copyrighted or copyrightable items, DEVELOPER agrees to immediately comply with COMPANY's directions to modify or otherwise discontinue the use of the copyrighted materials and/or to use one or more substitute materials. Neither COMPANY nor its Affiliates shall have any obligation to reimburse FRANCHISE OWNER for any expenditures made by FRANCHISE OWNER to modify or discontinue the use of any Copyrighted Work or to adopt additional or substitute copyrighted or copyrightable items.

11.  OBLIGATIONS OF DEVELOPER.
     ------------------------

     11.A. FULL TIME SUPERVISION.
           ---------------------

     DEVELOPER (or the Principal Owner(s) designated in Exhibit E of this
                                                        ---------
Agreement and approved by COMPANY) and the Chief Operating Officer (as defined below) shall exert full-time efforts to fulfill the obligations of DEVELOPER under this Agreement and shall not engage in any other business or other activity, directly or indirectly, that requires any significant management responsibility or time commitments, or that may otherwise conflict with DEVELOPER's obligations under this Agreement.

     11.B.  CHIEF OPERATING OFFICER.
            -----------------------

     Concurrently with the execution of this Agreement, DEVELOPER shall designate a person (other than the persons serving as the Development Director (defined below), the Training Director (defined below) and the Marketing Director (defined below)) acceptable to COMPANY in its sole discretion to act as the Chief Operating Officer of the business conducted by DEVELOPER pursuant to this Agreement (the "CHIEF OPERATING OFFICER"). The Chief Operating Officer shall be identified in Exhibit E of this Agreement. The Chief Operating Officer
                       ---------
shall have appropriate multi-unit food service experience and be an Owner holding a significant, direct equity interest in DEVELOPER at all times during the Agreement Term. If the relationship of the Chief Operating Officer with DEVELOPER terminates or if the proposed Chief Operating Officer is unable to satisfactorily complete COMPANY's management training program, DEVELOPER agrees to promptly designate a replacement Chief Operating Officer acceptable to COMPANY in its sole discretion, who shall at DEVELOPER's expense and subject to COMPANY's then-current training charges, satisfactorily complete the management training program.

     11.C.  DEVELOPMENT DIRECTOR AND REAL ESTATE MANAGERS.
            ---------------------------------------------

     Upon COMPANY's written request, DEVELOPER shall designate a person (other than the persons serving as the Chief Operating Officer, the Training Director and the Marketing Director ) acceptable to COMPANY to act as the Development Director of DEVELOPER (the "DEVELOPMENT DIRECTOR") during the Development Term. If the relationship of the Development Director with DEVELOPER terminates, DEVELOPER agrees to promptly designate a replacement Development Director acceptable to COMPANY.

     The Development Director's duties will include, without limitation:

          (1) the preparation and implementation of a development plan for the Development Area in form satisfactory to COMPANY; and

          (2) consulting with COMPANY concerning the adaptation of COMPANY's existing site criteria and lease (or purchase) requirements for the Development Area; and

          (3) directing and coordinating the site evaluation efforts of DEVELOPER; and

          (4) negotiating leases or purchase agreements for proposed UNIT sites; and

          (5)  development of UNITS in the Development Area.

     DEVELOPER shall also hire and maintain the number of real estate managers meeting COMPANY's qualifications as COMPANY shall specify.

     11.D. TRAINING DIRECTOR.
           -----------------

     Upon COMPANY's written request, DEVELOPER shall designate a person (other than the persons serving as the Chief Operating Officer, the Development Director or the Marketing Director) acceptable to COMPANY to act as the Training Director of DEVELOPER (the "TRAINING DIRECTOR") who must satisfactorily complete COMPANY's management training program. If the proposed Training Director completes the management training program to COMPANY's satisfaction, COMPANY will certify him to fulfill the duties of the Training Director. Thereafter, DEVELOPER agrees to send, from time to time as determined by COMPANY, the Training Director to one or more locations which COMPANY designates for a period to be determined by COMPANY in order for COMPANY to re-certify the Training Director. So long as the Training Director's certification is current, the Training Director shall train the employees of each UNIT (other than the Unit Manager (defined in the Franchise Agreement) and the Additional Manager (defined in the Franchise Agreement) of each UNIT) and shall, at the request of COMPANY, train the Unit Manager and the Additional Manager of each UNIT in accordance with the terms of the Franchise Agreement at DEVELOPER's training facility, provided that (i) DEVELOPER is authorized in writing by COMPANY to operate such a facility and (ii) such facility shall meet the specifications COMPANY requires for training facilities as COMPANY, in its sole discretion, prescribes in the Development Manual or otherwise in writing from time to time, and shall have been approved by COMPANY in writing. If the Training Director ceases to be an employee of DEVELOPER or if the proposed Training Director is unable to satisfactorily complete the management training program or any subsequent training program, DEVELOPER agrees to promptly designate a replacement Training Director acceptable to COMPANY, who must, at DEVELOPER's expense and subject to COMPANY's then-current standard charges, satisfactorily complete COMPANY's management training program and be certified by COMPANY as provided above. COMPANY may, in its sole discretion as it deems necessary, require the Training Director to attend or to participate in, at DEVELOPER's expense, additional or refresher training programs at locations designated by COMPANY during the term of this Agreement.

     The Training Director's duties will include, without limitation:

          (1)  training and supervision of UNIT personnel; and

          (2) furnishing on-site assistance to the personnel of UNITS in connection with the opening of UNITS; and

          (3) ongoing consultation with COMPANY and management personnel of UNITS concerning training matters; and

          (4) periodic reporting to COMPANY concerning DEVELOPER's training programs established and operated by DEVELOPER.

     DEVELOPER agrees, if authorized and required by COMPANY, in its sole discretion, to develop, operate and maintain a training program (including appropriate training facilities) for employees other than management personnel and, to the extent authorized and approved in writing by COMPANY from time to time, training of management personnel of the UNITS in the use of the BOSTON MARKET System throughout the Agreement Term in accordance with specifications prescribed by COMPANY from time to time.

     11.E. MARKETING DIRECTOR.
           ------------------

     Upon COMPANY's written request, DEVELOPER shall designate a person (other than the persons serving as the Chief Operating Officer, the Development Director and the Training Director) acceptable to COMPANY to act as the Marketing Director of DEVELOPER (the "MARKETING DIRECTOR"). If the relationship of the Marketing Director with DEVELOPER terminates, DEVELOPER agrees to promptly designate a replacement Marketing Director acceptable to COMPANY.

     The Marketing Director's duties will include, without limitation:

          (1) consulting with COMPANY concerning the adaptation of COMPANY's existing marketing programs and materials for the Development Area; and

          (2) preparation and implementation of marketing plans for the grand opening of the UNITS approved by COMPANY; and

          (3) preparation and implementation of local marketing plans and marketing budgets for the UNITS and the Development Area; and

          (4) coordinating the direction and administration of any local marketing efforts of the UNITS; and

          (5) reporting periodically to COMPANY concerning local marketing programs of DEVELOPER in the Development Area.

     11.F. MANAGEMENT PERSONNEL AND TRAINING.
           ---------------------------------

     In addition to hiring, training and maintaining the personnel described in Paragraphs 11.B. through 11.E. of this Section, DEVELOPER shall hire, train and maintain the number and level of management personnel required for the conduct of its business pursuant to this Agreement, which will depend on the number of UNITS to be developed and the qualifications of the personnel selected by DEVELOPER. DEVELOPER also shall ensure that a full-time Unit Manager and Additional Manager are hired and maintained for each UNIT granted pursuant to this Agreement, as well as maintain adequate management and supervision of all UNITS in accordance with guidelines established from time to time by COMPANY. DEVELOPER shall keep COMPANY advised of the identities of such personnel. DEVELOPER shall be responsible for ensuring that such personnel are properly trained to perform their duties. COMPANY will from time to time make available a management training program for such personnel at times and locations designated by COMPANY. Such management training program will be made available at no charge to DEVELOPER's initial Chief Operating Officer, Development Director, Training Director and Marketing Director and, at DEVELOPER's request and at COMPANY's then-current standard charges, including, without limitation, travel and lodging expenses of COMPANY personnel for training not conducted at COMPANY's principal offices, additional DEVELOPER personnel and any replacement or substitute Chief Operating Officer, Development Director, Training Director and/or Marketing Director, subject to space availability in COMPANY's regularly scheduled management training programs. All management personnel shall be required to complete to COMPANY's satisfaction either COMPANY's management training program, a management training program provided by DEVELOPER and approved by COMPANY or another management training program certified and accredited by COMPANY.

     COMPANY shall provide, without charge, an initial management training program for the operation of a BOSTON MARKET Unit for the Unit Manager and the Additional Manager of the first three (3) UNITS developed under this Agreement at such time (subject to space availability in COMPANY's regularly scheduled classes) and for such duration as COMPANY may designate, and at COMPANY's designated training facility and/or at a COMPANY-owned or franchised BOSTON MARKET Unit. Thereafter, COMPANY, at its option and in its sole discretion, may: (1) require DEVELOPER's Training Director to provide such initial management training program (including a facility maintained by DEVELOPER if COMPANY so requires) to the Unit Manager and Additional Manager of each UNIT at a training facility (including a facility maintained by DEVELOPER if COMPANY so requires) certified and accredited by COMPANY in accordance with COMPANY's requirements therefor, provided that the Training Director currently is certified to provide such training; or (2) provide such initial management training program to the Unit Manager and Additional Manager of each UNIT at COMPANY's then-current standard charges, at such time (subject to space availability in COMPANY's regularly scheduled classes and/or availability of COMPANY's training personnel) and for such duration as COMPANY may designate, and at COMPANY's designated training facility and/or at COMPANY-owned or franchised BOSTON MARKET Units. DEVELOPER shall be responsible for travel and lodging expenses of COMPANY personnel if such training is not conducted at COMPANY's principal offices. If DEVELOPER provides such training, COMPANY will provide DEVELOPER with appropriate training materials or refresher or updated training materials at COMPANY's then-current standard charges therefor.

     DEVELOPER shall be responsible for all travel and living expenses and compensation of its personnel who attend COMPANY's training programs.

     11.G. FINANCIAL CAPACITY.
           ------------------

     DEVELOPER shall maintain sufficient financial resources to fulfill its obligations under this Agreement and under Franchise Agreements executed pursuant to this Agreement.

DEVELOPER must submit for approval, from time to time at COMPANY's request, a written plan for DEVELOPER's financing, which plan shall be reasonably acceptable to COMPANY and which shall include details of the sources and terms of such financing and such other information or documents required by COMPANY. Among other factors, COMPANY may consider DEVELOPER's proposed debt/equity ratio and amount of indebtedness in reviewing such plan. Once a plan is approved by COMPANY, DEVELOPER must execute and adhere to the plan. The plan shall be subject to periodic review by COMPANY which may require, in its sole discretion, modifications to meet its then current minimum standards for developer financing plans.

     11.H. INSURANCE.
           ---------

     During the Agreement Term, in addition to insurance required to be maintained in connection with the development and operation of each UNIT, DEVELOPER agrees to maintain under policies of insurance issued by insurers rated "A-" or better by Alfred M. Best Company, Inc. and approved by Company:

          (1) such insurance as is necessary to comply with all legal requirements concerning insurance coverage (including, without limitation, workers' compensation requirements) for persons attending COMPANY training programs; and

          (2) general and motor vehicle (whether or not such vehicles are owned by DEVELOPER or any Authorized Entity) liability insurance against claims for bodily and personal injury, death and property damage caused by or occurring in conjunction with the conduct of business by DEVELOPER pursuant to this Agreement, under one or more policies of insurance containing minimum liability coverage prescribed by COMPANY from time to time.

Each insurance policy shall name COMPANY as an additional named insured, shall contain a waiver of all subrogation rights against COMPANY, its Affiliates, and their successors and assigns, and shall provide for thirty (30) days' prior written notice to COMPANY of any material modification, cancellation, or expiration of such policy. Upon execution of this Agreement, DEVELOPER shall provide COMPANY with evidence of such insurance; thereafter, DEVELOPER shall furnish to COMPANY annually and upon the replacement of any policy providing coverage under this Agreement, a copy of the certificate of insurance or other evidence requested by COMPANY that such insurance coverage is in force. The maintenance of sufficient insurance coverage shall be the responsibility of DEVELOPER.

     11.I. RECORDS AND REPORTS.
           -------------------

     DEVELOPER shall transmit information to, or allow the electronic collection of information by, COMPANY through the Computer System. DEVELOPER agrees, at its expense, to maintain and preserve at its principal office, full, complete and accurate records and reports and, if required by COMPANY, computer diskettes and databases in the form specified by COMPANY from time to time pertaining to the development and operation of UNITS and the performance by DEVELOPER of its obligations under this Agreement, including but not limited to, records and information relating to the following: site reports, Site Agreements for UNITS, supervisory reports relating to operation of UNITS, records reflecting the financial condition and performance of DEVELOPER and any Authorized Entity (including, without limitation, requirements for a general ledger system which utilizes a standard chart of accounts prescribed by COMPANY from time to time and timely entry of information into data bases of the Computer System and periodic printouts of reports generated from the Computer System), information relating to employee turnover and such other records and reports as may be prescribed by COMPANY from time to time. To determine whether DEVELOPER is complying with this Agreement, COMPANY or its agents shall have the right, at any reasonable time to inspect, audit and copy any books, records, reports, computer data bases and documents pertaining to DEVELOPER's obligations hereunder. DEVELOPER agrees to cooperate fully with COMPANY in connection with any such inspection or audit.

     In addition to the reports and information required in connection with the operation of UNITS, DEVELOPER shall adopt a fiscal year consistent with such fiscal year adopted by COMPANY from time to time and furnish to COMPANY in the form from time to time prescribed by COMPANY (including, without limitation, via computer diskette and restated in accordance with COMPANY's financial reporting periods and consistent with COMPANY's then-current financial reporting periods and accounting practices and procedures):

          (1) weekly sales reports for the UNITS each Monday (for the preceding Monday through Sunday period) and, if requested by COMPANY, daily sales reports for the UNITS, by facsimile or telephone no later than 10:00 a.m. Central time on the following day; and

          (2) by the twentieth (20th) day of each Accounting Period, a report (in such form as COMPANY may request from time to time) on DEVELOPER's financing plan and DEVELOPER's activities during the immediately preceding Accounting Period including, but not limited to, DEVELOPER's activities in locating and developing sites and monitoring the operation of UNITS, training activities, employee statistics and violations of health codes and other laws; and

          (3) within sixty (60) days after the end of DEVELOPER's fiscal year, a fiscal year end balance sheet, an income statement for such fiscal year, and a statement of changes in cash flow reflecting all year-end adjustments, prepared in accordance with generally accepted accounting principles consistently applied and in the format prescribed by COMPANY from time to time; and

          (4) at least sixty (60) days prior to each required opening date on the Development Schedule, DEVELOPER shall furnish to COMPANY the anticipated development program/plan for the next succeeding required opening date in form prescribed by COMPANY from time to time; and

          (5) upon request by COMPANY, such other data, reports, information and supporting records as COMPANY may from time to time prescribe (including, without limitation, daily sales reports by means of telephonic, facsimile or other reporting system).

     DEVELOPER shall immediately report to COMPANY any events or developments which may have a significant or material adverse impact on the operation of any UNIT, the performance of DEVELOPER under this Agreement, or the goodwill associated with the Marks and BOSTON MARKET Units. Each such report and financial statement submitted by DEVELOPER shall be signed by DEVELOPER and verified as correct in the manner prescribed in COMPANY.

     DEVELOPER shall submit all reports required under this Agreement in the form and format specified by COMPANY from time to time.

     11.J. DEVELOPMENT MANUAL.
           ------------------

     COMPANY will loan to DEVELOPER for DEVELOPER's sole use during the Agreement Term one (1) copy of a confidential manual relating to the development and operation of BOSTON MARKET Units, which may consist of one or more volumes, handbooks, manuals, written materials, video or audio cassette tapes, computer diskettes, and other materials and intangibles, as may be modified, added, replaced or supplemented by COMPANY from time to time in its sole discretion, whether by way of supplements, replacement pages, Franchise Bulletin disclosure, or other official pronouncements or means (collectively the "DEVELOPMENT MANUAL"). (COMPANY also will loan to DEVELOPER for its or an Authorized Entity's use during the term of each Franchise Agreement one (1) copy of the Manuals for each UNIT developed and opened by DEVELOPER under this Agreement (the Manuals for the first UNIT to be developed under this Agreement will be made available to DEVELOPER promptly after execution of this Agreement).) The Development Manual shall contain specifications, standards, policies and procedures prescribed from time to time by COMPANY for developers of BOSTON MARKET Units and information relative to other obligations of DEVELOPER hereunder and the operation of BOSTON MARKET Units. The Development Manual may be modified from time to time in COMPANY's sole discretion to reflect changes in the BOSTON MARKET System or specifications, standards, policies and procedures for BOSTON MARKET Units or such other changes or additions as COMPANY deems necessary or advisable. DEVELOPER shall keep its copy of the Development Manual current by immediately inserting all modified pages or materials furnished by COMPANY. In the event of a dispute about the contents of the Development Manual, the master copies maintained by COMPANY at its principal office shall be controlling. DEVELOPER acknowledges that the Development Manual is proprietary and confidential and, therefore, agrees that it will not, at any time, disclose, copy or distribute any part of the Development Manual.

     11.K. COMPLIANCE WITH LAWS AND GOOD BUSINESS PRACTICES.
           ------------------------------------------------

     DEVELOPER shall secure and maintain in force in its name all required licenses, permits, and certificates relating to the conduct of its business pursuant to this Agreement. DEVELOPER shall comply with all applicable laws, ordinances and regulations, including, without limitation, laws and governmental regulations relating to the preparation, purchase and handling of food products, provision of catering and delivery service, occupational hazards, health, safety and sanitation, worker's compensation insurance, unemployment insurance, and withholding and payment of all taxes. All advertising by DEVELOPER shall be approved by COMPANY, completely factual, in good taste in the judgment of COMPANY, and conform to high standards of ethical advertising. DEVELOPER shall in all dealings with its customers, suppliers, COMPANY and public officials adhere to high standards of honesty, integrity, fair dealing and ethical conduct. DEVELOPER agrees to refrain from any business or advertising practice which may be injurious to the business of COMPANY and the goodwill associated with the Marks and BOSTON MARKET Units. DEVELOPER shall notify COMPANY in writing:

          (1) within three (3) days after the commencement of any action, suit, or proceeding, and of the issuance of any order, writ, injunction, award, or decree of any court, agency, or other governmental instrumentality, which may adversely affect the operation or financial condition of DEVELOPER or the UNITS; or

          (2) immediately after receipt of any notice of violation of any law, ordinance or regulation relating to health, sanitation or the operation of the UNITS.

     11.L. COMMUNICATION AND INFORMATION SYSTEMS.
           -------------------------------------

     DEVELOPER agrees to install at its head office and use in performing its obligations under this Agreement those brands, types, makes, and/or models of communications and computer systems or hardware which COMPANY has from time to time specified or required for the Computer System and the Specified Software and the Licensed Program, as comprised from time to time in accordance with the specifications and requirements of COMPANY. DEVELOPER acknowledges that COMPANY and its Affiliates and designees are in the process of completing the development of the Licensed Program and COMPANY is in the process of completing the development of specifications for certain components of the Computer System and may modify such specifications and the components of the Licensed Program and the Computer System from time to time. During the term hereof, COMPANY may require DEVELOPER to obtain specified computer hardware and/or software, including, without limitation, the Computer System, the Specified Software, and a license to use the Licensed Program from COMPANY or its designee under a separate agreement after COMPANY notifies DEVELOPER to commence use thereof. COMPANY's development and/or modification of such specifications for the components of the Computer System, the Specified Software, and the Licensed Program may require DEVELOPER to incur costs to purchase, lease and/or license new or modified computer hardware and/or software and to obtain service and support for the Computer System, the Specified Software, and the Licensed Program during the term of this

Agreement. DEVELOPER acknowledges that COMPANY cannot estimate the costs of future additions, enhancements and modifications to the Computer System, the Specified Software, and the Licensed Program and that the cost to DEVELOPER of obtaining the additions, enhancements and modifications thereto, may not be fully amortizable over the remaining term of this Agreement. Nonetheless, DEVELOPER agrees to incur such costs in connection with obtaining the Computer System, Specified Software, Licensed Program, and any additions, enhancements or modifications thereto, provided that the Computer System, the Specified Software, and the Licensed Program that COMPANY specifies for use by DEVELOPER is substantially the same Computer System, Specified Software and Licensed Program which COMPANY is then currently specifying for use in COMPANY-owned BOSTON MARKET Units. Such portion of the Computer System, Specified Software, and Licensed Program as is purchased from COMPANY or its agents or affiliates may involve one-time and periodic fees or payments to COMPANY. Within one hundred twenty (120) days after DEVELOPER receives notice from COMPANY, DEVELOPER shall obtain the components of the Computer System, the Specified Software, and the Licensed Program which COMPANY designates and requires. DEVELOPER further acknowledges and agrees that COMPANY has the right to require DEVELOPER to pay to COMPANY or its designee a reasonable periodic systems fee for modifications and enhancements made to the Licensed Program and other maintenance and support services provided to DEVELOPER related to operating the Licensed Program, Specified Software, and the Computer System.

12.  TRANSFER.
     --------

     12.A. BY COMPANY.
           ----------

     This Agreement is fully transferable by COMPANY and shall inure to the benefit of any assignee or other legal successor to the interests of COMPANY herein.

     12.B. DEVELOPER AND ITS OWNERS MAY NOT
           TRANSFER WITHOUT APPROVAL OF COMPANY.
           ------------------------------------

     DEVELOPER understands and acknowledges (and hereby represents and warrants that its Owners understand) that the rights and duties created by this Agreement are personal to DEVELOPER and its Owners and that COMPANY has entered into this Agreement in reliance upon the individual or collective character, skill, aptitude, attitude, business ability, and financial capacity of DEVELOPER and its Owners. Therefore, except as described in Paragraph 12.D. below, no obligations of DEVELOPER under this Agreement and no interest in (i) this Agreement, (ii) a Franchise Agreement executed pursuant to this Agreement, (iii) a Franchise, (iv) a UNIT, (v) the lease for the premises of a UNIT, (vi) some or all of the assets of a UNIT (other than sales of inventory, equipment financing, or otherwise in the ordinary course of business) or (vii) DEVELOPER or an Authorized Entity, may be transferred during the Agreement Term without the prior written approval of COMPANY. Any transfer in violation of this Section shall constitute a breach of this Agreement and convey no rights to or interests in this Agreement, such Franchise Agreement, such UNIT, the lease for such UNIT, the assets of such UNIT, DEVELOPER or such Authorized Entity.

     As used in this Agreement, the term "TRANSFER" shall include, without limitation, the following, whether voluntary or involuntary, direct or indirect:

          (1)  an assignment, sale, gift or pledge; and

          (2) the grant of a mortgage, lien or security interest, including, without limitation, the grant of a collateral assignment; and

          (3) a merger or consolidation, or issuance of additional Ownership Interests or securities representing or potentially representing Ownership Interests or redemption of Ownership Interests; and

          (4) a sale of voting shares or securities convertible to voting shares, or an agreement granting the right to exercise or control the exercise of voting rights of any holder of an Ownership Interest; and

          (5) a management agreement whereby DEVELOPER or an Authorized Entity delegates (a) any of its obligations under this Agreement or a Franchise Agreement; or (b) any or all of the management function with respect to a UNIT or the business to be conducted by DEVELOPER pursuant to this Agreement; and

          (6) a transfer which occurs as a result of divorce, insolvency, corporate, partnership or limited liability company dissolution, or upon death, by will, intestate succession or by declaration of trust.

     Notwithstanding the foregoing, the restrictions or transfers set forth in this Section shall not apply to:

          (1) a transfer of Ownership Interests in DEVELOPER by an Owner who is not a Principal Owner, provided that:

               (a) DEVELOPER has given COMPANY written notice of the proposed transfer at least ten (10) days in advance of the effective date of the transfer;

               (b) the transfer is not to a Competitive Business or to a direct or indirect owner of a Competitive Business; and

               (c) the proposed transfer does not, by itself or in conjunction with other transfers, result in the transfer of a Controlling Interest in DEVELOPER or a change in the composition of the group holding a Controlling Interest in DEVELOPER; or

          (2) any transfer of stock options that does not, by itself or in combination with other transfers, result in the transfer of a Controlling Interest in DEVELOPER or a change in the composition of the group holding a Controlling Interest in DEVELOPER.

     12.C. CONDITIONS FOR APPROVAL OF TRANSFER.
           -----------------------------------

     Subject to COMPANY's right of first refusal under this Section, COMPANY's approval of a transfer may be withheld if DEVELOPER, its Owners, the proposed transferee or any of its owners, fails to satisfy or comply with any reasonable conditions imposed by COMPANY, including, without limitation, the following:

           (1) DEVELOPER (and its Authorized Entities) and its Owners shall be in full compliance with this Agreement and any other agreements with COMPANY and its Affiliates; and

           (2) the proposed transferee and its owners must be of good moral character and otherwise meet COMPANY's then applicable standards and if the proposed transferee, its owners, or its affiliates have any other franchise agreements or development agreements with COMPANY, they must be in full compliance with any such agreements and comply with Subparagraph (8) below; and

           (3) a transfer of an Ownership Interest in a UNIT, some or all of the assets of a UNIT (other than in connection with the financing of authorized equipment for the UNIT, the sale of inventory items or otherwise in the ordinary course of business), a Franchise Agreement or an Authorized Entity may only be made in conjunction with a transfer of this Agreement; and

           (4) a transfer of an Ownership Interest in DEVELOPER or this Agreement may be made only in connection with the transfer of all of DEVELOPER's interests in every UNIT, the assets of such UNITS, the Franchise Agreements for such UNITS and the Authorized Entities that own such UNITS to a single transferee. The transferee's name and relevant information shall be added to Exhibit E hereto, the transferee shall then
                                   ---------
     be bound by all provisions applicable to Owners and if, after giving effect to the transfer, the transferee qualifies as a Principal Owner,, or if COMPANY designates the transferee as a Principal Owner, then the transferee shall execute the form of Guarantee and Assumption of Developer's Obligations attached hereto; and

           (5) DEVELOPER and/or the transferring Owner and the transferee (if it is then a developer or franchise owner of COMPANY or owner thereof) must execute a general release and consent agreement, in form satisfactory to COMPANY, of any and all claims against COMPANY, its Affiliates, and their respective shareholders, officers, directors, employees, and agents.

     If the transfer includes this Agreement, a Principal Owner's interest in DEVELOPER or a Controlling Interest in DEVELOPER, is one of a series of transfers which in the aggregate constitute the transfer of this Agreement or a Controlling Interest in DEVELOPER, or COMPANY determines, in its sole discretion that such transfer results in the transfer or elimination of a Controlling Interest or a change in the composition of any group of Owners who previously together possessed a Controlling Interest then, in addition to the conditions set forth above, all of the following conditions also must be met prior to, or concurrently with, the effective date of the transfer:

           (6) the transferee must have sufficient business experience, aptitude, and financial resources to perform the transferring Principal Owner's obligations under this Agreement and neither the transferee nor its owners may be engaged in or have the intent to engage in a Competitive Business; and

           (7) all obligations of the transferring Principal Owner incurred in connection with this Agreement and any Franchise Agreements executed pursuant hereto shall be assumed by the transferee and its owners, in a manner satisfactory to COMPANY; and

           (8) DEVELOPER, the transferor and the transferee (if it is then a developer or franchise owner of COMPANY) shall have paid all amounts owed to COMPANY or its Affiliates which are then due and unpaid; and

           (9) the transferee and/or its personnel, at COMPANY's request, must complete at DEVELOPER's expense COMPANY's training program to COMPANY's satisfaction prior to the transfer at the time specified by COMPANY and the transferee must have paid COMPANY's then-current standard training charges; and

           (10) all interests of such Principal Owner in all Franchise Agreements between COMPANY and DEVELOPER or any Authorized Entity must be transferred, in a manner satisfactory to COMPANY, to the transferee; and

           (11) DEVELOPER or the transferee must have paid to COMPANY a transfer fee in the amount of Five Thousand Dollars ($5,000.00) plus an amount equal to COMPANY's reasonable out-of-pocket expenses in connection with the transfer; and

           (12) COMPANY must approve the material terms and conditions of such transfer, including, without limitation, that the price and terms of payment are not so burdensome as to adversely affect COMPANY's rights and interests under this Agreement and the Franchise Agreements; and

           (13) if the transferor finances any part of the sale price of the transferred interest, the transferor must agree, in a manner satisfactory to COMPANY, that all obligations of the transferee under or pursuant to any promissory notes, agreements or security interests reserved by the transferor in the assets of any UNIT shall be subordinate to the obligations of the transferee to pay all amounts due to COMPANY and its Affiliates pursuant to this Agreement, any new development agreement entered into by COMPANY and the transferee and all Franchise Agreements executed pursuant to this Agreement and any such new development agreement, and to the obligations of the transferee to otherwise comply with this Agreement or the Franchise Agreements executed under this Agreement; and

           (14) DEVELOPER and its Principal Owners (in the case of a transfer of this Agreement) or its transferring Principal Owners must execute a non-competition agreement in favor of COMPANY and the transferee, providing that neither DEVELOPER, its Principal Owner(s) nor its transferring Principal Owner(s) (whichever is applicable) shall directly or indirectly (through a member of the Immediate Family of DEVELOPER, its Principal Owner(s) or the transferring Principal Owner(s) of DEVELOPER, or otherwise), for a period of two (2) years commencing on the effective date of such transfer:

                 (a) have any interest as a disclosed or beneficial owner in any Competitive Business located or operating:

                      (i) within a five (5) mile radius of any BOSTON MARKET Unit in operation or under development in the Development Area on the effective date of the transfer; or

                      (ii) within a five (5) mile radius of any other BOSTON MARKET Unit in operation or under development on the effective date of the transfer; or

                      (iii)  within the Development Area; or

                      (iv) within the state(s) where the Development Area is located;

                 or

                 (b) perform services as a director, officer, manager, employee, consultant, representative, agent or otherwise for any Competitive Business located or operating:

                      (i) within a five (5) mile radius of any BOSTON MARKET Unit in operation or under development in the Development Area on the effective date of the transfer; or

                      (ii) within a five (5) mile radius of any other BOSTON MARKET Unit in operation or under development on the effective date of the transfer; or

                      (iii)  within the Development Area; or

                      (iv) within the state(s) where the Development Area is located; or

                 (c) divert or attempt to divert any business or any customers of any BOSTON MARKET Unit to any Competitive Business;

           or

                 (d) employ or seek to employ any person who is employed by COMPANY, its Affiliates or by any other developer or franchise owner of COMPANY, nor induce nor attempt to induce any such person to leave said employment without the prior written consent of such person's employer; and

           (15) the transferee and its owners, at COMPANY's option, must agree, in a manner satisfactory to COMPANY, to be bound by all terms and conditions of this Agreement for the remainder of its term or, at COMPANY's option, execute COMPANY's then-current form of standard development agreement and such ancillary documents (including guarantees) as are then used by COMPANY at such time in the grant of development rights for BOSTON MARKET Units, modified as necessary to provide for the same fees required hereunder and a term equal to the remaining term of this Agreement; and

           (16) the transferee and DEVELOPER shall acknowledge and agree that COMPANY's approval of the proposed transfer indicates only that the transferee meets or COMPANY has waived the acceptable criteria established by COMPANY for developers as of the time of such transfer and that COMPANY's approval thereof does not constitute a warranty or guaranty by COMPANY, express or implied, of the suitability of the terms of sale or of the successful operation or profitability of the UNITS by the transferee; and

           (17) the transfer must be made in compliance with all applicable laws.

     A transfer of an Owner's interest shall not be required to meet the conditions set forth in Subparagraphs (6) through (17) above if the Owner is not a Principal Owner, the transfer does not itself or, together with prior or concurrent transfers, involve the transfer of a Controlling Interest in DEVELOPER and COMPANY determines in its sole discretion that such transfer does not result in the transfer or elimination of a Controlling Interest or a change in the composition of any group of Owners who previously together possessed a Controlling Interest.

Subparagraph (11) shall not apply to transfers by gift, bequest, or inheritance. DEVELOPER acknowledges and agrees that the failure of any person or entity restricted pursuant to Subparagraph (14) to comply with this Section, including, without limitation, the restrictions of Subparagraph (14), shall constitute a breach of this Agreement. The restrictions of Subparagraph (14)(a) shall not be applicable to the ownership of shares of a class of securities listed on a stock exchange or traded on the over-the-counter market and quoted by a national inter-dealer quotation system that represent less than three percent (3%) of the number of shares of that class of securities issued and outstanding nor shall they be construed to prohibit DEVELOPER, any Principal Owner of DEVELOPER, or any member of the Immediate Family of DEVELOPER or any Principal Owner from having a direct or indirect Ownership Interest in any BOSTON MARKET Unit, development agreements or franchise agreements for the development or operation of BOSTON MARKET Units, or any entity owning, controlling or operating BOSTON MARKET Units, or from providing services to BOSTON MARKET Units pursuant to other agreements with COMPANY. Furthermore, the restrictions of Subparagraph
(14) shall not prohibit DEVELOPER, any Principal Owner of DEVELOPER, or any member of the Immediate Family of DEVELOPER or a Principal Owner of DEVELOPER (to the extent any such person(s) is an individual) from performing services for or having an Ownership Interest in a Permitted Competitive Business or from conducting customary promotion and advertising of such Permitted Competitive Business.

     The rights of DEVELOPER and its Owners to transfer interests in this Agreement, the Franchise Agreements, the Franchises, DEVELOPER, a UNIT (or the assets of a UNIT), a lease for the premises of a UNIT or of an Authorized Entity may be exercised only by the DEVELOPER or its Owners and shall not be exercisable by a receiver, trustee, liquidator or other person acting in a comparable capacity with respect to the assets or ownership of DEVELOPER.

     12.D. DEATH OR INCAPACITY OF DEVELOPER.
           --------------------------------

     Upon the death of DEVELOPER or the permanent incapacity of DEVELOPER or, if DEVELOPER is a corporation, partnership or limited liability company, upon the death or permanent incapacity of a Principal Owner of DEVELOPER, all of such person's interest in this Agreement, or such interest in DEVELOPER shall be transferred to a transferee approved by COMPANY. Such disposition of this Agreement or such interest in DEVELOPER (including, without limitation, transfer by bequest or inheritance), shall be completed within a reasonable time, not to exceed nine (9) months from the date of death or permanent disability and shall be subject to all the terms and conditions applicable to transfers contained in this Section. Failure to so transfer the interest in this Agreement or such interest in DEVELOPER, within said period of time shall constitute a breach of this Agreement.

     12.E. PUBLIC OR PRIVATE OFFERINGS.
           ---------------------------

     Notwithstanding anything in this Section to the contrary, securities (debt or equity) of DEVELOPER or an entity owning a direct or indirect equity interest in DEVELOPER or this

Agreement, or any UNIT or Franchise Agreement may not be offered pursuant to a private or public offering of securities or any governmentally-regulated offering of securities without the prior written consent of COMPANY, which consent may be withheld in COMPANY's sole discretion. Notwithstanding the foregoing, DEVELOPER may make a private placement of securities if:

           (1) such private placement complies with all applicable federal, state and local laws governing offerings of securities;

           (2) such private placement complies with each of the relevant transfer procedures, requirements, and limitations contained herein other than the limitation in this Section 12.E preceding this provision;

           (3) such private placement does not result in any change in operating control of DEVELOPER or any UNIT or in the individual or individuals controlling the management, policies, or any decision of DEVELOPER or any UNIT, and each such entity or individual receiving securities in such private placement shall have been identified and be reasonably acceptable to COMPANY;

           (4) any offering memorandum or information used in connection with any such private placement is submitted to COMPANY for review and comment a reasonable time prior to its use and the reasonable comments and suggestions of COMPANY thereon are given due consideration;

           (5) any offering memorandum or other information used in connection with any such private placement shall clearly identify that it is not an offering of COMPANY and that COMPANY has not supplied any financial information, projections, budgets, cost estimates, or similar information contained therein, all of which shall be the sole responsibility of DEVELOPER;

           (6) each recipient of information relating to such private placement shall agree to maintain it in confidence;

           (7) the structure, timing, allocation and nature of such private placement shall be reasonably acceptable to COMPANY;

           (8) COMPANY is indemnified by DEVELOPER for any and all costs, expenses, claims, actions, judgments, and liabilities (including, but not limited to costs and expenses related to legal defense) arising from or relating to such private placement; and

           (9)  DEVELOPER shall not become a Reporting Company by virtue of
     Section 12(b), 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended.

     DEVELOPER shall reimburse COMPANY for its reasonable expenses incurred in connection with any offering or proposed offering restricted pursuant to this paragraph (including attorneys' fees) and shall comply with all requirements of COMPANY in connection with such offering, including, without limitation, adding appropriate disclaimers to the offering documents and execution of appropriate indemnification agreements.

     12.F. EFFECT OF CONSENT TO TRANSFER.
           -----------------------------

     COMPANY's consent to a transfer of this Agreement or any interest subject to the restrictions of this Section shall not constitute a waiver of any claims it may have against DEVELOPER (or its Owners), nor shall it be deemed a waiver of COMPANY's right to demand full compliance with any of the terms or conditions of this Agreement by the transferee.

     12.G. COMPANY'S RIGHT OF FIRST REFUSAL.
           --------------------------------

     If DEVELOPER or any of its Owner(s) desire to make a transfer of an interest that is permitted under this Agreement, DEVELOPER or its Owner(s) shall obtain a bona fide, arms length executed purchase agreement (and any proposed ancillary agreements) in complete and definitive form and not subject to any financing or other material, substantive contingency and an earnest money deposit (in the amount of five percent (5%) or more of the purchase price) from a qualified, responsible, bona fide and fully disclosed purchaser. A true and complete copy of such purchase agreement (conditioned on COMPANY's first refusal rights) and any proposed ancillary agreements shall immediately be submitted to COMPANY by DEVELOPER, such Owner(s), or both. The purchase agreement must apply only to an interest which is permitted to be transferred under this Agreement, may not include the purchase of any other property or rights of DEVELOPER (or such Owner(s)) and the price and terms of purchase offered to DEVELOPER (or such Owner(s)) in the purchase agreement for the aforementioned interests will reflect the bona fide price offered therefor and shall not reflect any value for any other property or rights. If the proposed purchaser proposes to buy any other property or rights from DEVELOPER (or such Owner(s)) under a separate, contemporaneous purchase agreement, DEVELOPER shall submit to COMPANY a true and complete copy of a bona fide, arms length executed purchase agreement (and any proposed ancillary agreements) in complete and definitive form and not subject to any financing or other material, substantive contingency. COMPANY shall have the right, exercisable by written notice delivered to DEVELOPER (or such Owner(s)) within thirty (30) days from the date of receipt by COMPANY of an exact copy of such purchase agreement, together with payment of any applicable transfer fee, and a completed executed application for COMPANY's consent to the transfer, to purchase such interest for the price and on the terms and conditions contained in such purchase agreement, provided that COMPANY may substitute cash, a cash equivalent, or marketable securities of equivalent value for any form of payment proposed in such purchase agreement, COMPANY's credit shall be deemed equal to the credit of any proposed purchaser, and COMPANY shall have not less than sixty (60) days to prepare for closing. Regardless of whether included in the purchase agreement, COMPANY shall be entitled to all customary representations and warranties given by the seller of a business, including, without limitation, representations and warranties as to:

(i) ownership, condition and title to stock and/or assets; (ii) liens and encumbrances relating to the stock and/or assets; and (iii) validity of contracts and liabilities, contingent or otherwise, of any corporation whose stock is purchased. If COMPANY does not exercise its right of first refusal, DEVELOPER (or such Owner(s)) may complete the sale to such purchaser pursuant to and on the exact terms of the purchase agreement, subject to the conditions set forth in Paragraph 12.C., provided that if the sale to such purchaser is not completed within one hundred twenty (120) days after receipt of such purchase agreement by COMPANY, or there is a change in the terms of the sale, COMPANY shall again have an additional right of first refusal for thirty (30) days as set forth in this Agreement on the modified or initial terms and conditions of sale.

     12.H. OWNERSHIP STRUCTURE AND INITIAL CAPITALIZATION.
           ----------------------------------------------

     DEVELOPER represents and warrants that its owners are as set forth on Exhibit E and covenants that DEVELOPER will not vary from that ownership
---------
structure without the prior written approval of COMPANY.

     12.I. DELEGATION BY COMPANY.
           ---------------------

     DEVELOPER agrees that COMPANY shall have the right, from time to time, to delegate the performance of any portion or all of its obligations and duties under this Agreement to designees, whether the same are agents of COMPANY or independent contractors with which COMPANY has contracted to provide such services.

13.  TERMINATION OF AGREEMENT.
     ------------------------

     13.A. BY DEVELOPER.
           ------------

     If DEVELOPER and any Authorized Entities are in full compliance with this Agreement and with all Franchise Agreements and COMPANY materially breaches this Agreement, DEVELOPER may terminate this Agreement effective thirty (30) days after COMPANY's receipt of written notice of termination if DEVELOPER gives written notice of such breach to COMPANY and COMPANY does not:

           (1) correct such breach within thirty (30) days after COMPANY's receipt of such notice of material breach; or

           (2) if such breach cannot reasonably be cured within thirty (30) days after COMPANY's receipt of such notice, undertake within thirty (30) days after COMPANY's receipt of such notice, and continue until completion, reasonable efforts to cure such breach.

Any termination of this Agreement by DEVELOPER other than as provided in this Paragraph 13.A. shall be deemed a termination by DEVELOPER without cause.

     13.B. BY COMPANY.
           ----------

     COMPANY may terminate this Agreement, effective upon delivery of notice of termination to DEVELOPER or, where expressly applicable, upon failure to cure to COMPANY's satisfaction any breach of this Agreement before the expiration of any period of time within which such breach may be cured in accordance with the provisions set forth below, if:

           (1) DEVELOPER fails to satisfy the development obligations for the Development Area or any Sub-Area set forth in Paragraph 3.C. of this Agreement; or

           (2) any person or entity makes an assignment or transfer in violation of this Agreement; or

           (3) DEVELOPER (or any Owner of DEVELOPER) has made any material misrepresentation or omission in its application for this Agreement or in connection with any transfer hereunder or is convicted by a trial court of or pleads guilty or no contest to a felony, or to any other crime or offense that may adversely affect the reputation of BOSTON MARKET Units or the goodwill associated with the Marks, or engages in any misconduct which may adversely affect the reputation of BOSTON MARKET Units or the goodwill associated with the Marks; or

           (4) DEVELOPER (or any of its Owners or employees) makes any unauthorized use of the Marks, or unauthorized use, disclosure or duplication of the Confidential Information, Development Manual or the Copyrighted Works, or challenges or seeks to challenge the validity of the Marks or the Copyrighted Works; or

           (5) DEVELOPER, its Principal Owners, or members of their immediate families violate the restrictions on the operation of Competitive Businesses during the Agreement Term set forth in Section 8 of this Agreement or Owners who have access to the Confidential Information violate the covenants concerning competition and confidentiality contained in the form of Confidentiality and Non-Competition Agreement attached hereto as Exhibit F (regardless of whether any such party has executed this Agreement
     ---------
     or a Confidentiality and Non-Competition Agreement); or

           (6) DEVELOPER fails to adhere to the financing plan required pursuant to Paragraph 11.G. of this Agreement and does not correct such failure within ten (10) days after written notice of such failure is delivered to DEVELOPER; or

           (7) DEVELOPER (or an Authorized Entity) fails to timely commence or provide:

                (a) Delivery Service if required pursuant to this Agreement or a Delivery Rider executed by COMPANY and DEVELOPER (or such Authorized Entity); or

                (b) Catering Service pursuant to a Catering Rider executed by COMPANY and DEVELOPER (or such Authorized Entity); or

                (c) Special Distribution Arrangements if required and consented to pursuant to a Special Distribution Agreement executed by COMPANY and DEVELOPER (or such Authorized Entity),

     in accordance with COMPANY's standards, specifications and procedures therefor, and does not correct such failure within ten (10) days after written notice of such failure is delivered to DEVELOPER (or such Authorized Entity and DEVELOPER); or

           (8) DEVELOPER (or any of its Owners) fails: (a) to comply with any other provision of this Agreement, and does not correct such failure within thirty (30) days after DEVELOPER's receipt of COMPANY's written notice of such failure to comply; or (b) if such failure cannot reasonably be corrected within the aforesaid thirty (30) day period but can be corrected within a reasonably short time (not to exceed an additional thirty (30) days), undertake within ten (10) days after DEVELOPER's receipt of COMPANY's written notice, and continue until completion, best efforts to correct such failure within such reasonably short time (not to exceed an additional thirty (30) days) and furnish proof acceptable to COMPANY, upon its request, of such efforts and the date full compliance will be achieved; or

           (9) DEVELOPER (or any of its Owners) fails on three (3) or more separate occasions within any period of twenty four (24) consecutive months to comply with this Agreement, whether or not such failures to comply are corrected after written notice thereof is delivered to DEVELOPER; or

           (10) COMPANY has delivered a notice of termination of a Franchise Agreement executed pursuant to this Agreement in accordance with its terms and conditions or DEVELOPER (or an Authorized Entity) has terminated a Franchise Agreement with COMPANY without cause; or

           (11) DEVELOPER becomes insolvent in the sense that DEVELOPER is unable to pay its bills as they become due.

     13.C. TERMINATION OF THE DEVELOPMENT
           TERM AND CERTAIN RIGHTS OF DEVELOPER.
           ------------------------------------

     In the event COMPANY is entitled to terminate this Agreement in accordance with Paragraph 13.B., COMPANY, in its sole discretion, shall have the option, to terminate any one or more of the following instead of terminating this
Agreement:

           (1) DEVELOPER's right to develop BOSTON MARKET Units for which no Franchise Agreement has been executed under Paragraph 3.A.; and

           (2) DEVELOPER's territorial rights granted pursuant to Paragraph 3.A. in some or all of the Sub-Areas; and

           (3) DEVELOPER's option to develop BOSTON MARKET Units at Target Sites under Paragraph 3.E.; and

           (4) DEVELOPER's option to purchase, and develop and operate BOSTON MARKET Units at, Conversion Sites under Paragraph 3.F.; and

           (5) any Delivery Rider(s) in effect between COMPANY and DEVELOPER (or an Authorized Entity); and

           (6) any Catering Rider(s) in effect between COMPANY and DEVELOPER (or an Authorized Entity); and

           (7) any Special Distribution Arrangement in effect between COMPANY and DEVELOPER (or an Authorized Entity),

effective ten (10) days after delivery of written notice thereof to DEVELOPER. If any of such rights, options or arrangements are terminated in accordance with this Paragraph, such termination shall be without prejudice to COMPANY's right to terminate this Agreement or other such rights, options or arrangements at any time thereafter as a result of additional defaults of this Agreement in accordance with Paragraph 13.B.

14.  RIGHTS AND OBLIGATIONS OF COMPANY AND
     DEVELOPER UPON TERMINATION OF THIS
     AGREEMENT OR EXPIRATION OF THE AGREEMENT TERM.
     ---------------------------------------------

     14.A. PAYMENT OF AMOUNTS OWED TO COMPANY.
           ----------------------------------

     DEVELOPER shall immediately pay to COMPANY upon termination of this Agreement or upon expiration of the Agreement Term any amounts owed by DEVELOPER (or any Authorized Entity) to COMPANY or its Affiliates which are then unpaid plus interest due on any of the foregoing.

     14.B. MARKS AND COPYRIGHTED WORKS.
           ---------------------------

     Upon the termination of this Agreement or expiration of the Agreement Term, DEVELOPER shall:

           (1) not thereafter directly or indirectly at any time or in any manner identify itself or any business as a current or former developer of or as otherwise associated with COMPANY, or use any Mark, any colorable imitation thereof or use any mark substantially identical to or deceptively similar to any Mark in any manner or for any purpose, or utilize for any purpose any trade name, trademark or service mark or other commercial symbol or trade dress that suggests or indicates a connection or association with COMPANY; and

           (2) immediately remove all signs containing any Mark, and return to COMPANY or destroy all forms, advertising and promotional materials and other materials containing any Mark or otherwise identifying or relating to the Marks; and

           (3) immediately take such action as may be required to cancel or, at COMPANY's option, to transfer to COMPANY or its designee, all fictitious or assumed name or equivalent registrations relating to its use of any Mark; and

           (4) immediately cease use of all Copyrighted Works which were furnished and/or licensed to DEVELOPER by COMPANY pursuant to this Agreement and return to COMPANY or destroy, at COMPANY's option, all forms, advertising and promotional materials or other materials containing such Copyrighted Works.

DEVELOPER shall furnish to COMPANY within thirty (30) days after the effective date of termination or expiration, evidence satisfactory to COMPANY of DEVELOPER's compliance with all of the foregoing obligations. Notwithstanding the foregoing, DEVELOPER shall continue to have the right to use the Marks and Copyrighted Works pursuant to any Franchise Agreements it has entered into pursuant to this Agreement which are then in effect.

     14.C. CONFIDENTIAL INFORMATION.
           ------------------------

     DEVELOPER agrees that upon termination of this Agreement or expiration of the Agreement Term:

           (1) it, and all of its Authorized Entities, Owners, employees, agents or other representatives, will immediately cease to use and will maintain the absolute confidentiality of any Confidential Information of COMPANY disclosed to or otherwise learned or acquired by DEVELOPER and will refrain from using such Confidential Information in any business or otherwise; and

           (2) it will return to COMPANY all copies of the Development Manual and any other confidential materials which have been loaned or made available to it by COMPANY pursuant to this Agreement.

     14.D. COVENANT NOT TO COMPETE.
           -----------------------

     Upon expiration of the Agreement Term or termination of this Agreement by COMPANY or by DEVELOPER, other than pursuant to Paragraph 13.A., neither DEVELOPER nor any of its Principal Owners shall directly or indirectly (through a member of the Immediate Family of DEVELOPER or a Principal Owner of DEVELOPER, or otherwise) for a period of two (2) years commencing on the effective date of such termination or expiration or the date on which DEVELOPER ceases to conduct its activities hereunder, whichever is later:

           (1) have any interest as a disclosed or beneficial owner in any Competitive Business located or operating:

                (a) within a five (5) mile radius of any BOSTON MARKET Unit in operation or under development in the Development Area on the effective date of termination or expiration of this Agreement; or

                (b) within a five (5) mile radius of any other BOSTON MARKET Unit in operation or under development on the effective date of termination or expiration of this Agreement; or

                (c)  within the Development Area; or

                (d)  within the state(s) where the Development Area is located;
           or

           (2) perform services as a director, officer, manager, employee, consultant, representative, agent or otherwise for any Competitive Business located or operating:

                (a) within a five (5) mile radius of any BOSTON MARKET Unit in operation or under development in the Development Area on the effective date of termination or expiration of this Agreement; or

                (b) within a five (5) mile radius of any other BOSTON MARKET Unit in operation or under development on the effective date of termination or expiration of this Agreement; or

                (c)  within the Development Area; or

                (d)  within the state(s) where the Development Area is located;
           or

           (3) divert or attempt to divert any business or any customers of any BOSTON MARKET Unit to any Competitive Business;

           (4) employ or seek to employ any person who is employed by COMPANY, its Affiliates or by any other developer or franchise owner of COMPANY, nor induce nor attempt to induce any such person to leave said employment without the prior written consent of such person's employer.

     The restrictions of Subparagraph (1) of this Paragraph 14.D. will not be applicable to the ownership of shares of a class of securities listed on a stock exchange or traded on the over-the-counter market and quoted by a national inter-dealer quotation system that represent less than three percent (3%) of the number of shares of that class of securities issued and outstanding nor shall they be construed to prohibit DEVELOPER, any Principal Owner of Developer or any member of the Immediate Family of DEVELOPER or any Principal Owner from having a direct or indirect Ownership Interest in any BOSTON MARKET Unit, development agreements or franchise agreements for the development or operation of BOSTON MARKET Units, or any entity owning, controlling or operating BOSTON MARKET Units, or from providing services to BOSTON MARKET Units pursuant to other agreements with COMPANY. Furthermore, the restrictions of this Paragraph 14.D. shall not prohibit DEVELOPER, any Principal Owner of DEVELOPER, or any member of the Immediate Family of DEVELOPER or a Principal Owner of DEVELOPER (to the extent any such person(s) is an individual) from performing services for or having an Ownership Interest in a Permitted Competitive Business, or from conducting customary promotion and advertising of a Permitted Competitive Business.

     14.E. CONTINUING OBLIGATIONS.
           ----------------------

     All obligations of COMPANY and DEVELOPER under this Agreement which expressly or by their nature survive or are intended to survive the termination of this Agreement or expiration of the Agreement Term shall continue in full force and effect subsequent to and notwithstanding its expiration or termination and until they are satisfied in full or by their nature expire.

15.  INDEPENDENT CONTRACTORS/INDEMNIFICATION.
     ---------------------------------------

     COMPANY and DEVELOPER are independent contractors. Neither COMPANY nor DEVELOPER shall be obligated by or have any liability under any agreements, representations, or warranties made by the other that are not expressly authorized hereunder, nor shall COMPANY be obligated for any damages to any person or property directly or indirectly arising out of the operation of DEVELOPER's business conducted pursuant to this Agreement or the operation of BOSTON MARKET Units by DEVELOPER or Authorized Entities, whether or not caused by DEVELOPER's negligent or willful action or failure to act. COMPANY shall have no liability for any value added, sales, service, use, excise, income, gross receipts, property, payroll, employee withholding or other taxes levied upon DEVELOPER or its assets or upon COMPANY in connection with the business conducted by DEVELOPER, or any payments made by DEVELOPER to COMPANY pursuant to this Agreement or any Franchise Agreement. DEVELOPER agrees to defend and hold COMPANY, its Affiliates and their respective shareholders, directors, officers, employees, agents and assignees harmless against and to reimburse them for:

           (a) all claims, losses, obligations and damages described in this Section, any and all claims and liabilities of customers and others directly or indirectly arising out of this Agreement, the development or operation of any BOSTON MARKET Units pursuant to this Agreement (including, without limitation, breach or violation of any agreement, contract or commitment by DEVELOPER resulting from DEVELOPER's execution and delivery of this Agreement or performance of any of its obligations hereunder or liabilities asserted by Owners or employees, agents or other representatives of DEVELOPER arising in connection with training provided by COMPANY or its Affiliates or designees or otherwise), the conduct of Catering Service or Delivery Service, the operation of Special Distribution Arrangements, unauthorized activities conducted in association with the Marks, the transfer of any interest in this Agreement, any BOSTON MARKET Units, or any Authorized Entity which holds a Franchise, to the extent that such claims, obligations, damages, losses or liabilities do not arise solely from the gross negligence or wrongful conduct of COMPANY; and

           (b) all value added, sales, use, service, occupation, excise, gross receipts, income, property, payroll, employee withholding or other taxes, whether levied upon DEVELOPER, any BOSTON MARKET Unit or DEVELOPER's property or upon COMPANY in connection with the sales made or business conducted by DEVELOPER (except any taxes COMPANY is required by law to collect from DEVELOPER with respect to purchases from COMPANY).

For purposes of this indemnification, "claims" shall mean and include all obligations, actual, consequential, special, and punitive damages and costs reasonably incurred in the defense of any such claim against COMPANY, including, without limitation, reasonable accountants', attorneys', attorney assistants', arbitrators' and expert witness fees, cost of investigation and proof of facts, court costs, other litigation expenses, and travel and living expenses. COMPANY shall have the right to defend any such claim against it in such manner as COMPANY deems appropriate or desirable in its sole discretion. This indemnity shall continue in full force and effect subsequent to and notwithstanding the expiration or termination of this Agreement.

16.  ENFORCEMENT.
     -----------

     16.A. SEVERABILITY AND SUBSTITUTION OF VALID PROVISIONS.
           -------------------------------------------------

     If any provision of this Agreement relating to the in-term exclusive dealing covenants is declared or made invalid or unenforceable by judicial action, legislation or other government action, COMPANY may, if it believes in its sole discretion that the continuation of this

Agreement would not be in its best interests, terminate this Agreement effective upon sixty (60) days' prior written notice to DEVELOPER.

     All other provisions of this Agreement are severable and this Agreement shall be interpreted and enforced as if all completely invalid or unenforceable provisions were not contained herein and partially valid and enforceable provisions shall be enforced to the extent valid and enforceable. To the extent the post-transfer restrictive covenants or post-termination/post-expiration restrictive covenants contained herein are deemed unenforceable by virtue of their scope in terms of geographic area, business activity prohibited, or length of time, but may be made enforceable by reductions or alterations of either or any thereof, DEVELOPER and COMPANY agree that same shall be enforced to the fullest extent permissible under the laws and public policies applied in the jurisdiction in which enforcement is sought. If any applicable and binding law or rule of any jurisdiction requires a greater prior notice of the termination of this Agreement than is required hereunder, or the taking of some other action not required hereunder, or if under any applicable and binding law or rule of any jurisdiction, any provision of this Agreement or any specification, standard or operating procedure prescribed by COMPANY is invalid or unenforceable, the prior notice and/or other action required by such law or rule shall be substituted for the comparable provisions hereof, and COMPANY shall have the right, in its sole discretion, to modify such invalid or unenforceable provision, specification, standard or operating procedure to the extent required to be valid and enforceable. Such modifications to this Agreement shall be effective only in such jurisdiction and shall be enforced as originally made and entered into in all other jurisdictions.

     16.B. WAIVER OF OBLIGATIONS.
           ---------------------

     COMPANY and DEVELOPER may by written instrument unilaterally waive or reduce any obligation of or restriction upon the other under this Agreement, effective upon delivery of written notice thereof to the other or such other effective date stated in the notice of waiver. Whenever this Agreement requires COMPANY's prior approval or consent, DEVELOPER shall make a timely written request therefor and such approval shall be obtained in writing.

     With respect to this Agreement, the Franchise Agreements, the relationship of the parties, the UNITS, Catering Service, Delivery Service, Special Distribution Arrangements or any other matter, COMPANY makes no warranties or guarantees upon which DEVELOPER may rely, and assumes no liability or obligation to DEVELOPER, by granting any waiver, approval, or consent to DEVELOPER, or by reason of any neglect, delay, or denial of any request therefor. Any waiver granted by COMPANY: (1) shall be without prejudice to any other rights COMPANY may have, (2) will be subject to continuing review by COMPANY, and (3) as to continuing waivers, may be revoked prospectively, in COMPANY's sole discretion, at any time and for any reason, effective upon delivery to DEVELOPER of ten (10) days' prior written notice.

     COMPANY and DEVELOPER shall not be deemed to have waived or impaired any right, power or option reserved by this Agreement (including, without limitation, the right to demand full compliance with every term, condition and covenant in this Agreement, or to declare any breach thereof to be a default and to terminate this Agreement prior to the expiration of its term), by virtue of any:

           (i) custom or practice of the parties at variance with the terms hereof; or

           (ii) any failure, refusal, or neglect of COMPANY or DEVELOPER to exercise any right under this Agreement or to insist upon full compliance by the other with its obligations hereunder, including, without limitation, any mandatory specification, standard or operating procedure; or

           (iii) any waiver, forbearance, delay, failure, or omission by COMPANY to exercise any right, power, or option, whether of the same, similar or different nature, with respect to any BOSTON MARKET Unit or any development or franchise agreement therefor; or

           (iv) any grant of a Franchise Agreement to DEVELOPER or an Authorized Entity; or

           (v) the acceptance by COMPANY of any payment from DEVELOPER after any breach of this Agreement.

     Neither COMPANY nor DEVELOPER shall be liable for loss or damage or deemed to be in breach of this Agreement if its failure to perform its obligations results from any of the following and is not caused by the non-performing party:

           (vi)  acts of God; or

           (vii)  acts of war or insurrection; or

           (viii)  strikes, lockouts, boycotts, fire and other casualties.

Any delay resulting from any of said causes shall extend the time allowed for performance accordingly or excuse performance, in whole or in part, as may be reasonable for the UNIT(S) directly affected thereby, except that such causes shall not excuse payment of amounts owed at the time of such occurrence or payment of any fees thereafter nor otherwise affect the Development Schedule or the development of other BOSTON MARKET Units to be developed under this Agreement, and as soon as performance is possible the non-performing party shall immediately resume performance and, in no event, shall non-performance be excused for more than six (6) months.

     16.C. INJUNCTIVE RELIEF.
           -----------------

     Nothing in this Agreement shall bar COMPANY's right to seek specific performance of the provisions of this Agreement and injunctive relief against threatened conduct that will cause it loss or damages under customary equity rules, including applicable rules for obtaining restraining orders and preliminary injunctions. DEVELOPER agrees that COMPANY may obtain such injunctive relief in addition to such further or other relief as may be available at law or in equity. DEVELOPER agrees that COMPANY will not be required to post a bond to obtain any injunctive relief and that DEVELOPER's only remedy if an injunction is entered against DEVELOPER will be the dissolution of that injunction, if warranted, upon due hearing (all claims for damages by reason of the wrongful issuance of such injunction being expressly waived hereby). Any such action shall be brought as provided in Paragraph 16.G of this Section.

     16.D. RIGHTS OF PARTIES ARE CUMULATIVE.
           --------------------------------

     The rights of COMPANY and DEVELOPER hereunder are cumulative and no exercise or enforcement by COMPANY or DEVELOPER of any right or remedy hereunder shall preclude the exercise or enforcement by COMPANY or DEVELOPER of any other right or remedy hereunder or to which COMPANY or DEVELOPER is entitled by law.

     16.E. COSTS AND LEGAL FEES.
           --------------------

     If COMPANY engages legal counsel in connection with any failure by DEVELOPER to comply with this Agreement, DEVELOPER shall reimburse COMPANY for costs and expenses incurred by COMPANY, including, without limitation, reasonable accountants', attorneys', attorneys assistants', arbitrators' and expert witness fees, cost of investigation and proof of facts, court costs, other litigation expenses and travel and living expenses, whether incurred prior to, in preparation for, in contemplation of or in connection with the filing of any judicial or arbitration proceeding to enforce this Agreement.

     16.F. GOVERNING LAW.
           -------------

     EXCEPT TO THE EXTENT GOVERNED BY THE UNITED STATES TRADEMARK ACT OF 1946 (LANHAM ACT, 15 U.S.C. (S)(S) 1051 ET SEQ.), THIS AGREEMENT AND THE RELATIONSHIP
                                   ------
BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF COLORADO EXCEPT THAT SUCH STATE'S CHOICE OF LAW AND CONFLICT OF LAW RULES SHALL NOT APPLY AND ANY FRANCHISE REGISTRATION, DISCLOSURE, RELATIONSHIP OR SIMILAR STATUTE WHICH MAY BE ADOPTED BY THE STATE OF COLORADO SHALL NOT APPLY UNLESS ITS JURISDICTIONAL REQUIREMENTS ARE MET INDEPENDENTLY WITHOUT REFERENCE TO THIS PARAGRAPH.

     16.G. CONSENT TO JURISDICTION/CHOICE OF FORUM.
           ---------------------------------------

     DEVELOPER AGREES THAT DEVELOPER SHALL, AND COMPANY MAY, AT ITS OPTION, INSTITUTE ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY STATE COURT OF GENERAL JURISDICTION IN JEFFERSON COUNTY, COLORADO OR THE UNITED STATES FEDERAL DISTRICT COURT FOR THE DISTRICT OF COLORADO, OR THE STATE COURT OF GENERAL JURISDICTION OR UNITED STATES FEDERAL DISTRICT COURT NEAREST TO COMPANY'S EXECUTIVE OFFICE AT THE TIME SUCH ACTION IS FILED. DEVELOPER IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT AND WAIVES ANY OBJECTION IT MAY HAVE TO EITHER THE JURISDICTION OR VENUE OF ANY SUCH COURT.

     16.H. LIMITATIONS OF CLAIMS.
           ---------------------

     EXCEPT FOR CLAIMS BROUGHT BY COMPANY WITH REGARD TO DEVELOPER'S OBLIGATIONS TO MAKE PAYMENTS TO COMPANY PURSUANT TO THIS AGREEMENT OR TO INDEMNIFY COMPANY PURSUANT TO SECTION 15, ANY AND ALL CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE RELATIONSHIP OF DEVELOPER AND COMPANY PURSUANT HERETO SHALL BE BARRED UNLESS AN ACTION IS COMMENCED WITHIN: (1) TWO (2) YEARS FROM THE DATE ON WHICH THE ACT OR EVENT GIVING RISE TO THE CLAIM OCCURRED, OR (2) ONE (1) YEAR FROM THE DATE ON WHICH DEVELOPER OR COMPANY KNEW OR SHOULD HAVE KNOWN, IN THE EXERCISE OF REASONABLE DILIGENCE, OF THE FACTS GIVING RISE TO SUCH CLAIMS, WHICHEVER OCCURS FIRST.

     16.I. WAIVER OF PUNITIVE DAMAGES.
           --------------------------

     COMPANY AND DEVELOPER HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT OR CLAIM FOR ANY PUNITIVE, EXEMPLARY, CONSEQUENTIAL OR SPECULATIVE DAMAGES AGAINST THE OTHER AND AGREE THAT IN THE EVENT OF A DISPUTE BETWEEN THEM, EXCEPT AS OTHERWISE PROVIDED HEREIN, EACH SHALL BE LIMITED TO THE RECOVERY OF ACTUAL DAMAGES SUSTAINED BY IT.

     16.J. WAIVER OF JURY TRIAL.
           --------------------

     COMPANY AND DEVELOPER IRREVOCABLY WAIVE TRIAL BY JURY ON ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER OF THEM.

     16.K. BINDING EFFECT.
           --------------

     This Agreement is binding upon the parties hereto and their respective executors, administrators, heirs, assigns, and successors in interest, and shall not be modified except by written agreement signed by both DEVELOPER and COMPANY.

     16.L. CONSTRUCTION.
           ------------

     The preambles and exhibits are a part of this Agreement, which constitutes the entire agreement of the parties, and there are no other oral or written understandings or agreements between COMPANY and DEVELOPER relating to the subject matter of this Agreement. Except as otherwise set forth herein, nothing in this Agreement is intended, nor shall be deemed, to confer any rights or remedies upon any person or legal entity not a party hereto. The headings of the several sections and paragraphs hereof are for convenience only and do not define, limit, or construe the contents of such sections or paragraphs. The term "DEVELOPER" as used in this Agreement is applicable to one or more persons, a corporation, a partnership or a limited liability company, as the case may be, and the singular usage includes the plural and the masculine and neuter usages include each other and the feminine. If two or more persons are at any time DEVELOPER hereunder, whether or not as partners or joint venturers, their obligations and liabilities to COMPANY shall be joint and several. This Agreement shall be executed in multiple copies, each of which shall be deemed an original.

     16. M. REASONABLENESS.
            --------------

     COMPANY and DEVELOPER agree to act reasonably in all dealings with each other pursuant to this Agreement. Whenever the consent or approval of either party is required or contemplated hereunder, the party whose consent is required agrees not to unreasonably withhold the same, unless such consent is expressly subject to such party's sole discretion pursuant to the terms of this Agreement.

17.  NOTICES AND PAYMENTS.
     --------------------

     All written notices and reports permitted or required to be delivered by the provisions of this Agreement or of the Development Manual shall be deemed so delivered at the time delivered by hand, one (1) business day after transmission by telegraph or telex or by telefacsimile with proof of receipt, one (1) business day after being placed in the hands of a commercial courier service for overnight delivery, or three (3) business days after placement in the United States Mail by Registered or Certified Mail, Return Receipt Requested, postage prepaid and addressed to COMPANY at 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086, to the attention of the President, or its most current principal business address of which DEVELOPER has been notified, or to DEVELOPER at DEVELOPER's most current principal business address of which COMPANY has been notified, as applicable. All payments and reports required by this Agreement shall be directed to COMPANY at the above address, or to such other persons and places as COMPANY may direct from time to time. Any required payment or report not actually received by COMPANY during regular business hours on the date due (or postmarked by postal authorities at least two
(2) days prior thereto) shall be deemed delinquent.

18.  DELEGATION OF CERTAIN FUNCTIONS.
     -------------------------------

     Notwithstanding Sections 11.A. and 12.B. of this Agreement, COMPANY and DEVELOPER acknowledge and agree that DEVELOPER may enter into a management services agreement (the "Management Agreement") with a management service provider affiliated with DEVELOPER (the "Management Company") providing for the Management Company to furnish to DEVELOPER certain management services approved by COMPANY, provided that: (a) COMPANY has approved the Management Company; (b) COMPANY has approved the Management Agreement; and (c) the Management Company has entered into a confidentiality agreement with COMPANY and DEVELOPER in form and substance acceptable to COMPANY. COMPANY may withhold any of the foregoing approvals in its sole discretion.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement in multiple originals on the day and year first above written and COMPANY has accepted this Agreement in Jefferson County, Colorado.



BOSTON CHICKEN, INC.                   _____________________________________
                                       DEVELOPER


By:___________________________         By:_________________________________

   Title:_____________________            Title:___________________________

                                   EXHIBIT A
                         TO THE DEVELOPMENT AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                   AND _____________________________________
                         DATED ______________________


            DEVELOPER ACKNOWLEDGMENTS AND REPRESENTATIONS STATEMENT
            -------------------------------------------------------

            DEVELOPER ACKNOWLEDGMENTS AND REPRESENTATIONS STATEMENT
            -------------------------------------------------------


     1. DEVELOPER acknowledges that it has read the Development Agreement (the "AGREEMENT") between Boston Chicken, Inc. ("COMPANY") and DEVELOPER dated as of the date hereof and COMPANY's Franchise Offering Circular in their entirety and that it understands and accepts the terms, conditions and covenants contained in the Agreement as being reasonably necessary to maintain COMPANY's high standards of quality and service and the uniformity of those standards at all BOSTON MARKET Units in order to protect and preserve the goodwill of the Marks. (Capitalized terms not defined herein shall have the respective meanings set forth in the Agreement.) DEVELOPER acknowledges that: (1) COMPANY delivered and DEVELOPER received a copy of COMPANY's Franchise Offering Circular at the earlier of (a) DEVELOPER's first personal meeting with COMPANY or (b) ten business days prior to the execution of the Agreement or the payment of any consideration by DEVELOPER in connection with the transaction contemplated in the Agreement; and (2) COMPANY delivered and DEVELOPER received the Agreement in form for execution at least five (5) business days prior to the execution of the Agreement.

     2. Attached to COMPANY's Franchise Offering Circular is a copy of the current form of Franchise Agreement. DEVELOPER acknowledges that the Franchise Agreement attached to COMPANY's Franchise Offering Circular is the current form of Franchise Agreement and that COMPANY, at its sole discretion, may from time to time modify or amend in any respect the standard form of Franchise Agreement used by COMPANY in offering or granting a BOSTON MARKET Unit franchise.

     3. DEVELOPER acknowledges that the food service business is a highly competitive industry, with constantly changing market conditions. DEVELOPER acknowledges that it has conducted an independent investigation of the business contemplated by the Agreement and recognizes that, like any other business, the nature of the business conducted by BOSTON MARKET Units may change over time, that an investment in a BOSTON MARKET Unit involves business risks, and that the success of the venture is largely dependent upon the business abilities and efforts of DEVELOPER.

     4. DEVELOPER acknowledges that COMPANY, has not made any representations or statements of actual, average, projected or forecasted sales, profits or earnings with respect to BOSTON MARKET Units or the business contemplated by the Agreement. Neither COMPANY's sales personnel nor any employee or officer of COMPANY is authorized to make any claims or statements as to the earnings, sales or profits or prospects or chances of success that any developer or franchisee can expect or that present or past developers or franchisees have had. COMPANY specifically instructs its sales personnel, agents, employees and officers that they are not permitted to make such claims or statements as to the earnings, sales or profits or the prospects or chances of success, nor are they authorized to represent or estimate amounts of sales, revenue, costs, profits, earnings, cash flow or other measures as to any aspect of the operation of BOSTON MARKET Units. COMPANY recommends that applicants for development rights make their own investigations and determine whether or not the business contemplated by this Agreement is profitable. COMPANY will not be bound by any unauthorized representations as to DEVELOPER's earnings, sales, profits or prospects or chances of success. COMPANY recommends that each applicant for development rights consult with an attorney of its choosing and further be represented by legal counsel at the time of its closing. DEVELOPER acknowledges that it has had ample opportunity to consult with legal counsel and other professional advisors. DEVELOPER acknowledges that it has not received or relied on any representations about the development rights granted in the Agreement by COMPANY, or its officers, directors, employees or agents, that are contrary to the statements made in COMPANY's Franchise Offering Circular.

     5. DEVELOPER hereby acknowledges and agrees that COMPANY's approval of a proposed site or Site Agreement for a BOSTON MARKET Unit does not constitute an assurance, representation or warranty of any kind, express or implied, as to the suitability of the proposed site or Site Agreement for a BOSTON MARKET Unit or the successful operation or profitability of a BOSTON MARKET Unit operated at such site. COMPANY's approval of any such site or Site Agreement indicates only that COMPANY believes that such site or Site Agreement falls within acceptable minimum criteria established by COMPANY solely for COMPANY's purposes at the time of COMPANY's approval thereof. Both DEVELOPER and COMPANY acknowledge that application of criteria that have been effective with respect to other sites and premises may not be predictive of potential for all sites and that, subsequent to COMPANY's approval of a proposed site, demographic and/or economic factors, such as competition from other similar businesses, included in or excluded from COMPANY's criteria could change, thereby altering the potential of a proposed site. Such factors are unpredictable and are beyond COMPANY's control. COMPANY shall not be responsible for the failure of a site approved by COMPANY to meet DEVELOPER's expectations as to revenue or operational criteria. DEVELOPER further acknowledges and agrees that its acceptance of a franchise for the operation of a BOSTON MARKET Unit at any such site is based on its own independent investigation of the suitability of the site.

     6. DEVELOPER acknowledges that COMPANY's approval of a financing plan for DEVELOPER's development and operation of the UNITS under the Agreement does not constitute any assurance that such financing plan is adequate, favorable or not unduly burdensome, or that such UNITS will be successful if the financing plan is implemented by DEVELOPER. COMPANY's approval of the financing plan indicates only that such financing plan meets or that COMPANY has waived COMPANY's then-current minimum standards established by COMPANY solely for its own purposes at the time of approval thereof.

     7. DEVELOPER acknowledges that in all of COMPANY's dealings with DEVELOPER, the officers, directors, employees and agents of COMPANY act only in a representative capacity and not in an individual capacity. DEVELOPER further acknowledges that the Agreement, and all business dealings between DEVELOPER and such individuals as a result of the Agreement, are solely between DEVELOPER and COMPANY. DEVELOPER further represents to COMPANY, as an inducement to its entry into this Agreement, that neither DEVELOPER nor its Owners have made any misrepresentations in obtaining the rights granted under the Agreement.

     8.  If DEVELOPER is a legal entity, DEVELOPER:

         A. represents that it is duly organized and validly existing in good standing under the laws of the jurisdiction of its organization, is qualified to do business in all jurisdictions in which its business activities or the nature of properties owned by

     DEVELOPER requires such qualification, and has the authority to execute and deliver the Agreement and perform all of DEVELOPER's obligations under the Agreement; and

         B. agrees that all certificates representing Ownership Interests of DEVELOPER now outstanding or hereafter issued will be endorsed with a legend in form approved by COMPANY reciting that the transfer of Ownership Interests in DEVELOPER is subject to restrictions contained in the Agreement.

     9. DEVELOPER, whether or not a legal entity, represents and warrants that DEVELOPER is not subject to any restriction, agreement, contract, commitment, law, judgment or decree which would prohibit or be breached or violated by DEVELOPER's execution and delivery of the Agreement or performance of its obligations thereunder. At COMPANY's request, DEVELOPER shall furnish an opinion of counsel to COMPANY, in form and substance satisfactory to COMPANY, to the effect that the Agreement is a valid and binding agreement of DEVELOPER, enforceable against DEVELOPER in accordance with its terms, and that DEVELOPER is not subject to any restriction, agreement, law, judgment or decree which would prohibit or be violated by DEVELOPER's execution and delivery of the Agreement and performance of its obligations thereunder.

     10. DEVELOPER further represents and warrants that all Owners of DEVELOPER and their interests therein are completely and accurately listed in Exhibit E to
                                                                    ---------
the Agreement and that DEVELOPER will make, execute and deliver to COMPANY such revisions thereto as may be necessary during the term of the Agreement to reflect any changes in the information contained therein.

     11. DEVELOPER represents and warrants that its domicile is as set forth below:

          ___________________________________________________________________
                                    Address

          __________________________________________________________________
                                City and State


                                       Dated:_______________________________


                                       _____________________________________
                                       DEVELOPER



                                       By:__________________________________
                                          Title:____________________________

                                   EXHIBIT B
                         TO THE DEVELOPMENT AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
               AND _____________________________________________
                         DATED ______________________


                               DEVELOPMENT AREA
                               ----------------

                               DEVELOPMENT AREA
                               ----------------


     The Development Area referred to in Section 2 of this Agreement shall consist of the aggregate of the Sub-Areas described as follows:

                                SUB-AREA NO. 1
                                --------------

                                SUB-AREA NO. 2
                                --------------

                                SUB-AREA NO. 3
                                --------------


                                       ____________________________________
BOSTON CHICKEN, INC.                   DEVELOPER




By:___________________________         By:_________________________________

   Title:_____________________         Title:______________________________

                                   EXHIBIT C
                         TO THE DEVELOPMENT AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
               AND _____________________________________________
                        DATED _________________________


                             DEVELOPMENT SCHEDULE
                             --------------------

                             DEVELOPMENT SCHEDULE
                             --------------------


     1.  UNIT DEVELOPMENT.  DEVELOPER agrees to develop a total of ____________
         ----------------
_____ (_____) UNITS in accordance with the terms of this Agreement.

     2.  DEVELOPMENT OBLIGATIONS.  DEVELOPER agrees to have each UNIT specified
         -----------------------
below open on or before the specified "OPENING DATE" shown below and to have open and in operation in each Sub-Area indicated, on or before the Opening Dates specified below, the cumulative numbers of UNITS shown below:

                                SUB-AREA NO. 1
                                --------------
                                                    CUMULATIVE NUMBER
                                                      OF UNITS TO BE
  UNIT                          OPENING           OPEN AND IN OPERATION
 NUMBER                         DATE              (THE "SUB-AREA QUOTA")
--------                        -------           ----------------------





                                SUB-AREA NO. 2
                                --------------

                                                      CUMULATIVE NUMBER
                                                        OF UNITS TO BE
  UNIT                          OPENING             OPEN AND IN OPERATION
 NUMBER                         DATE                (THE "SUB-AREA QUOTA")
--------                        -------             ----------------------


                                SUB-AREA NO. 3
                                --------------

                                                      CUMULATIVE NUMBER
                                                        OF UNITS TO BE
  UNIT                          OPENING             OPEN AND IN OPERATION
 NUMBER                         DATE                (THE "SUB-AREA QUOTA")
----------                      -------             ----------------------


TOTAL DEVELOPMENT QUOTA FOR THE DEVELOPMENT AREA
(THE "TOTAL DEVELOPMENT QUOTA"):


                              ------------------

                                       ____________________________________
BOSTON CHICKEN, INC.                   DEVELOPER


By:__________________________          By:_________________________________
   Title:____________________             Title:___________________________

                                   EXHIBIT D
                         TO THE DEVELOPMENT AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                AND ___________________________________________
                      DATED _____________________________


                          DEVELOPMENT FEE AND DEPOSIT
                          ---------------------------

                          DEVELOPMENT FEE AND DEPOSIT
                          ---------------------------


     1.   DEVELOPMENT FEE.  The Development Fee referred to in Paragraph 6.A. of
          ---------------
this Agreement shall be _________________________ Thousand Dollars ($_________).

     2.   DEPOSIT.  The amount of the Deposit referred to in Paragraph 6.B. of
          -------
this Agreement shall be _________________________ Thousand Dollars ($_________).



BOSTON CHICKEN, INC.                   ____________________________________
                                       DEVELOPER



By:__________________________          By:_________________________________
   Title:____________________             Title:___________________________

                                   EXHIBIT E
                         TO THE DEVELOPMENT AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
               AND _____________________________________________
                           DATED __________________


                  PRINCIPAL OWNERS, OTHER OWNERS, MANAGEMENT,
                       PERMITTED COMPETITIVE BUSINESSES,
                     MARKET REAL ESTATE DEVELOPMENT PLAN,
                          AND INITIAL CAPITALIZATION
                          --------------------------

                  PRINCIPAL OWNERS, OTHER OWNERS, MANAGEMENT,
                       PERMITTED COMPETITIVE BUSINESSES,
                     MARKET REAL ESTATE DEVELOPMENT PLAN,
                          AND INITIAL CAPITALIZATION
                          --------------------------


     1.  PRINCIPAL OWNERS:  Listed below are the full name and mailing address
         ----------------
of each person or entity who is a Principal Owner of DEVELOPER, and a description of the nature of such Principal Owner's direct or indirect equity or voting interest in DEVELOPER:

Name:___________________________        Number of Shares Owned:________________
Address:________________________        % of Total Shares:_____________________
________________________________        Number of Shares Owner is Entitled to
________________________________        Vote:__________________________________
________________________________        Other Interest (Describe):_____________
________________________________        _______________________________________

Name:___________________________        Number of Shares Owned:________________
Address:________________________        % of Total Shares:_____________________
________________________________        Number of Shares Owner is Entitled to
________________________________        Vote:__________________________________
________________________________        Other Interest (Describe):_____________
________________________________        _______________________________________

Name:___________________________        Number of Shares Owned:________________
Address:________________________        % of Total Shares:_____________________
________________________________        Number of Shares Owner is Entitled to
________________________________        Vote:__________________________________
________________________________        Other Interest (Describe):_____________
________________________________        _______________________________________

Name:___________________________        Number of Shares Owned:________________
Address:________________________        % of Total Shares:_____________________
________________________________        Number of Shares Owner is Entitled to
________________________________        Vote:__________________________________
________________________________        Other Interest (Describe):_____________
________________________________        _______________________________________

     2.  DESIGNATED PRINCIPAL OWNERS:  The following individuals named in
         ---------------------------
Paragraph 2 above are designated as Principal Owners based upon their business experience, financial capacity or other personal attributes:

Name:___________________________        Name:__________________________________

Name:___________________________        Name:__________________________________

     3.  OTHER OWNERS.  Listed below are the full name and mailing address of
         ------------
each person or entity, other than the Principal Owners, who directly or indirectly owns an equity or voting interest in DEVELOPER and a description of the nature of the interest (attach additional sheet if required):

Name:___________________________        Number of Shares Owned:________________
Address:________________________        % of Total Shares:_____________________
________________________________        Number of Shares Owner is Entitled to
________________________________        Vote:__________________________________
________________________________        Other Interest (Describe):_____________
________________________________        _______________________________________

Name:___________________________        Number of Shares Owned:________________
Address:________________________        % of Total Shares:_____________________
________________________________        Number of Shares Owner is Entitled to
________________________________        Vote:__________________________________
________________________________        Other Interest (Describe):_____________
________________________________        _______________________________________

     4.  MANAGEMENT:  As required pursuant to Paragraphs 11.A. and 11.B. of
         ----------
this Agreement, the following Principal Owners and the Chief Operating Officer shall exert full-time efforts to fulfill the obligations of DEVELOPER under this
Agreement:

Name:___________________________        Name:__________________________________
     (Principal Owner)                       (Chief Operating Officer)


Name:___________________________
     (Principal Owner)


     5.  OWNERS OF PERMITTED COMPETITIVE BUSINESSES:  Listed below are the
         ------------------------------------------
Permitted Competitive Businesses and the owners who are permitted hereunder to engage in those businesses.

NAME OF OWNER:                          NAME OF OWNER:


________________________________        _______________________________________

Name of Competitive Business:           Name of Competitive Business:


________________________________        _______________________________________

Address of Competitive Business:        Address of Competitive Business:


________________________________        _______________________________________

________________________________        _______________________________________


NAME OF OWNER:                          NAME OF OWNER:


________________________________        _______________________________________

Name of Competitive Business:           Name of Competitive Business:

________________________________        _______________________________________

________________________________        _______________________________________

Address of Competitive Business:        Address of Competitive Business:


________________________________        _______________________________________

________________________________        _______________________________________


DEVELOPER and its Owners represent and warrant that they have previously provided to COMPANY a true, correct, complete and detailed description of all Competitive Businesses in which they own interests and that all such Competitive Businesses are disclosed in this Exhibit E. DEVELOPER and its owners
                                 ---------
acknowledge that COMPANY has relied on the aforementioned description of such Competitive Businesses in entering into this Agreement with DEVELOPER.

     6.  INITIAL CAPITALIZATION.  DEVELOPER:  (a) represents and warrants
         ----------------------
that it has developed and previously provided to COMPANY a description of its initial capital structure (the "Initial Capital Structure") which is a true, correct, complete and detailed description of DEVELOPER's capital structure; (b) covenants that it will not deviate from the Initial Capital Structure without COMPANY's prior written consent; and (c) acknowledges that COMPANY has relied on the Initial Capital Structure in entering into this Agreement.

                                        _____________________________________
BOSTON CHICKEN, INC.                    DEVELOPER


By:___________________________          By:__________________________________

   Title:_____________________             Title:____________________________

                                   EXHIBIT F
                          TO THE BOSTON CHICKEN, INC.
                             DEVELOPMENT AGREEMENT
                                BY AND BETWEEN
                             BOSTON CHICKEN, INC.
                      AND _______________________________
                    DATED _________________________________


                   CONFIDENTIALITY AND NON-COMPETE AGREEMENT
                   -----------------------------------------

                             BOSTON CHICKEN, INC.

                  CONFIDENTIALITY AND NON-COMPETE AGREEMENT
                  -----------------------------------------

     WHEREAS, the undersigned (the "Undersigned") is a current or prospective employee ("Employee"), owner ("Owner"), or supplier, agent, researcher, consultant, service provider, or vendor ("Vendor") of Boston Chicken, Inc. ("Company") and/or one or more of its affiliates, subsidiaries, area developers, franchisees, or joint venturers (each a "Related Party");

     WHEREAS, the Undersigned has been or may be given access to certain confidential and proprietary information of Company and/or its Related Parties previously not available to the Undersigned;

     WHEREAS, the Company and/or the Related Party signatory hereto, as the case may be, is only willing to commence or continue its relationship with Undersigned in the event Undersigned enters into this Agreement; and

     WHEREAS, the Company and/or the Related Party signatory hereto has entered into this Agreement with the Undersigned in order to ensure the confidentiality of Proprietary Information in accordance with the terms of this Agreement, to ensure that the Undersigned does not utilize such information to compete with the Company or unfairly disadvantage the Company, and/or to protect the investment made by the Company and/or the Related Party signatory hereto in the training and instruction of its Employees and/or in negotiation with and education of Owners and Vendors, as the case may be;

     NOW, THEREFORE, the Undersigned hereby agrees as follows:

     1.  RECITALS.  The recitals set forth above are incorporated herein by this
         --------
reference and shall be part of this Agreement.

     2.  PROPRIETARY INFORMATION.  As used in this Agreement, the term
         -----------------------
"Proprietary Information" shall mean the business concept, recipes, food preparation methods, equipment, operating techniques, marketing methods, financial information, demographic and trade area information, prospective site locations, market penetration techniques, plans, or schedules, customer profiles, preferences, or statistics, menu breakdowns, itemized costs, franchisee composition, territories, and development plans, any or the foregoing items developed by the Undersigned with or for the Company and/or Related Party, and all related trade secrets or confidential or proprietary information treated as such by the Company and/or the Related Party signatory hereto, as the case may be, whether by course of conduct, by letter or report, or by the use of any appropriate proprietary stamp or legend designating such information or item to be confidential or proprietary, by any communication to such effect made prior to or at the time any such Proprietary Information is disclosed to the Undersigned, or otherwise.

     3.   Disclosure and Use of Proprietary Information. The undesigned shall
          ----------------------------------------------
hold in strict confidence and shall disclose such Proprietary Information only to the Undersigned's employees and agents who have a need to know such Proprietary Information in order to assist the Undersigned, provided such employees and agents each have individually entered into this Agreement or a Confidentiality and Non-Compete Agreement substantially identical hereto or are otherwise obligated by a written agreement with the Undersigned to maintain the confidence of the Proprietary Information, which agreement the Undersigned hereby agrees may be directly enforced by Company and/or the Related Party signatory hereto, as the case may be. Neither the Undersigned nor its employees or agents shall disclose Proprietary Information to any other person or entity or use Proprietary Information for its or their benefit or for any purpose not expressly agreed upon in writing by the Company and/or Related Party, as the case may be. The obligations hereunder to maintain the confidentiality of Proprietary Information and to refrain from use of Proprietary Information for any purpose not expressly agreed upon by the Company and/or Related Party, as the case may be, shall not expire.

     4.   Limitations on Obligations. The obligations of the Undersigned
          --------------------------
specified in Section 3 shall not apply to any Proprietary Information which is received from the Company and/or the Related Party signatory hereto, as the case may be, which (a) is disclosed in a printed publication available to the public, or is otherwise in the public domain through no act of the Undersigned or its employees, agents or other person or entity which has received such Proprietary Information from or through the Undersigned, (b) is approved for release by written authorization of an officer of the Company and/or the Related Party signatory hereto, as the case may be, or (c) is required to be disclosed by proper order of a court of applicable jurisdiction after adequate notice to the Company and/or the Related Party signatory hereto, as the case may be, to allow the Company and/or Related Party to seek a protective order therefor, and the Undersigned agrees to consent to and comply with any such protective order.

     5.   Return of Documents, Proprietary Information and Property. The
          ----------------------------------------------------------
Undersigned (and each employee, agent, or other person or entity which has received such Proprietary Information from or through the Undersigned) shall, upon the request of the Company and/or the Related Party signatory hereto, as the case may be, return all documents and other tangible manifestations of Proprietary Information, as well as all other software, equipment, and other property, received form the Company and/or the Related Party signatory hereto, as the case may be, including all copies and reproductions of Proprietary Information and software.

     6.   Non-Compete. The obligations of the Undersigned set forth in this
          ------------
Section 6 are separate from and in addition to those obligations set forth in any other sections of this Agreement. During the Applicable Term (as defined in Section 10 hereof) and for two years after the later of (i) the end of the Applicable Term or (ii) the date on which Undersigned returns any Proprietary Information pursuant to Section 5 hereof, Undersigned (X) agrees (1) if Undersigned is an Employee or Vendor, not to compete against the Company and/or the Related Party signatory hereto, as the case may be, by directly or indirectly, owning, managing, operating, controlling, being employed by, participating in, or being connected in any manner with the ownership, management, operation, or control of (A) any food service establishment that prepares, serves, or sells, and derives more than 5% of its revenues from, rotisserie roasted chicken, roasted turkey, baked ham, meatloaf, or pot pies, or (B) any food service establishment, at least 15% of the revenue of which is derived either from items which include chicken products or from any other product which accounts for at least 15% of the revenue of any Boston Chicken or Boston Market establishment owned or operated by the Company and/or the Related Party signatory hereto, as the case may be, at the time Undersigned commences or significantly increases its ownership, management, or other participation therin, which food service establishment described in either
(A) or (B), above, is located within five miles of any store owned or operated by the Company and/or the Related Party signatory hereto, as the case may be, or within any stanard metropolitan statistical area or ADI in which the Company and/or the Related Party signatory hereto, as the case may be, engage, or have developed specific plans to engage, in business or (2) if an Owner, to comply with the confidentiality and non-compete provisions in any applicable Area Development Agreement (Sections 7, 8 and 14.C and D in the Company's current form) as if Owner were Developer or to comply with the confidentiality and non-compete provisions in any applicable Franchise Agreement (Sections 9 and 18.C and D in Company's current form) as if Owner were Franchise Owner, in each case within the geographic area therein specified, and (Y) agrees if an Owner or Vendor, not to solicit employees from the Company and/or the Related Party signatory hereto, as the case may be, it being understood that this Section 6 shall not prevent the Undersigned from participating as an investor, officer, or director in any restaurant venture not covered by the foregoing applicable restrictions, and does not prevent the Undersigned from investing so as to hold less than 2% of the outstanding shares of any company which is a "reporting company" under the Securities Exchange Act of 1934, as amended. It is the intention of the parties that this Section 6 be interpreted so as to be valid under applicable law and, if required for validity, any court or applicable tribunal may reduce or alter the geographic scope and duration of this Section 6, by substitution of words or otherwise, so as to create the broadest permissible protection to the Company and/or the Related Party signatory hereto, as the case may be.

     7.   No Waiver. No delays or omissions by the Company and/or the Related
          ----------
Party signatory hereto, as the case may be, in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by the Company and/or the Related Party signatory hereto, as the case may be, on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

     8.   Notices. Any notice, request, information, or other document to be
          --------
given hereunder to any of the parties by any other party shall be in writing and delivered personally, sent by facsimile transmission or registered or certified mail, postage prepaid, or overnight delivery service, as follows:

      If to the Company, addressed to:

              Boston Chicken, Inc.
              14103 Denver West Parkway
              Golden, Colorado 80401
              Attention: General Counsel

      If to the Related Party signatory hereto, addressed to:

              ------------------------------------

              ------------------------------------

              ------------------------------------

              ------------------------------------

       Of to the Undersigned, addressed to:

              ------------------------------------     (Company Name)

              ------------------------------------     (Address)

              ------------------------------------     (City, State, Zip)

              ------------------------------------     (Attention)

              ------------------------------------     (Phone Number)

              ------------------------------------     (Fax Number)

      9.  Equitable Relief. Undersigned acknowledges that Company and/or the
          ----------------
Related Party signatory hereto, as the case may be, will be irreparably harmed by any breach hereof, that monetary damages would be inadequate and that Company and/or the Related Party signatory hereto, as the case may be, shall have the right to have an injunction or other equitable remedies imposed in relief of, or to prevent or restrain, such breach. The Undersigned agrees that Company and/or the Related Party signatory hereto, as the case may be, shall also be entitled to any and all other relief available under law or equity for such breach.

      10. Applicable Term. The Applicable Term of Section 6 of this Agreement
          ----------------
shall be (i) the term of employment in the event Undersigned is an Employee, it being understood and acknowledged that Employee is employed at will and may be terminated at any time by Company and/or the Related Party signatory hereto, as the case may be, (ii) the term of the applicable Area Development Agreement or Franchise Agreement in the event Undersigned is an Owner, or (iii) three years in the event Undersigned is a Vendor, provided that in the case of this clause
(iii), the Applicable Term shall automatically be extended one year on each anniversary of the date of execution hereof, unless either party has given written notice to the other not more than 90 days prior thereto stating that such extension shall not occur.

11.    Miscellaneous.
       -------------

       a. This Agreement shall not be construed to grant to the Undersigned any patents, licenses, or similar rights to Proprietary Information disclosed to the Undersigned hereunder, all of which rights and interests shall be deemed to reside or be vested in the Company.

       b. This Agreement, does not supersede, but rather is in addition to and cumulative with, all prior agreements, written or oral, between the parties relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged, in whole or in part, except by an agreement in writing signed by the parties.

       c. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

       d. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

       e. This Agreement shall be construed and interpreted in accordance with the laws of the State of Colorado.

EXECUTED as of the     day of          199
                  ----       ---------    __.

BOSTON CHICKEN, INC.                    UNDERSIGNED
                                        (e.g., Employee, Consultant, Vendor)


By:                                  By:
   -----------------------------        ---------------------------------
                                          (Entity Name, if any)
  Title:
        ------------------------           ------------------------------
                                           Print Name
                                           Title:
                                                 ------------------------



RELATED PARTY
(e.g., Area Developer)

--------------------------------
(Name)

By:
   -----------------------------
   Title:
         -----------------------

                                   EXHIBIT G
                         TO THE DEVELOPMENT AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
               AND _____________________________________________
                          DATED ____________________

                            [INTENTIONALLY OMITTED]
                            -----------------------

                                   EXHIBIT H
                         TO THE DEVELOPMENT AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                  AND ______________________________________
                          DATED ____________________


              GUARANTY AND ASSUMPTION OF DEVELOPER'S OBLIGATIONS
              --------------------------------------------------

              GUARANTY AND ASSUMPTION OF DEVELOPER'S OBLIGATIONS
              --------------------------------------------------

     THIS GUARANTY AND ASSUMPTION OF DEVELOPER'S OBLIGATIONS is given this ___________ day of ________________________, 19__ , by the undersigned.


DEVELOPER:________________________________
               (NAME)

Date of Development Agreement:__________________________


     In consideration of, and as an inducement to, the execution of the above-mentioned Boston Chicken, Inc. Development Agreement (the "AGREEMENT") by BOSTON CHICKEN, INC. ("COMPANY"), each of the undersigned and any other parties who sign counterparts of this guaranty (referred to herein individually as a "GUARANTOR" and collectively as "GUARANTORS") hereby personally and unconditionally: (a) guarantees to COMPANY, and its successors and assigns, for the term of the Agreement and thereafter as provided in the Agreement, that DEVELOPER shall punctually pay and perform each and every undertaking, agreement and covenant set forth in the Agreement; and (b) agrees to be personally bound by, and personally liable for the breach of, each and every provision in the Agreement, both monetary obligations and other obligations, including without limitation, the obligation to pay costs and legal fees as provided in the Agreement and the obligation to take or refrain from taking specific actions or to engage or refrain from engaging in specific activities, including without limitation the provisions of the Agreement relating to competitive activities.

     Each Guarantor waives:

          1. acceptance and notice of acceptance by COMPANY of the foregoing undertakings; and

          2. notice of demand for payment of any indebtedness or nonperformance of any obligations hereby guaranteed; and

          3. protest and notice of default to any party with respect to the indebtedness or nonperformance of any obligations hereby guaranteed; and

          4. any right he may have to require that an action be brought against DEVELOPER or any other person as a condition of liability; and

          5. all rights to payments and claims for reimbursement or subrogation which he may have against DEVELOPER arising as a result of his execution of and performance under this guaranty by the undersigned (including by way of counterparts); and

          6. any and all other notices and legal or equitable defenses to which he may be entitled.

     Each Guarantor consents and agrees that:

          (A) his direct and immediate liability under this guaranty shall be joint and several not only with DEVELOPER, but also among the Guarantors; and

          (B) he shall render any payment or performance required under the Agreement upon demand if DEVELOPER fails or refuses punctually to do so; and

          (C) such liability shall not be contingent or conditioned upon pursuit by COMPANY of any remedies against DEVELOPER or any other person; and

          (D) such liability shall not be diminished, relieved or otherwise affected by any subsequent rider or amendment to the Agreement or by any extension of time, credit or other indulgence which COMPANY may from time to time grant to DEVELOPER or to any other person, including, without limitation, the acceptance of any partial payment or performance, or the compromise or release of any claims, none of which shall in any way modify or amend this guaranty, which shall be continuing and irrevocable throughout the term of the Agreement and for so long thereafter as there are any monies or obligations owing by DEVELOPER to COMPANY under the Agreement; and

          (E) the written acknowledgment of DEVELOPER, accepted in writing by COMPANY, or the judgment of any court or arbitration panel of competent jurisdiction establishing the amount due from DEVELOPER shall be conclusive and binding on the undersigned as guarantors.

     If COMPANY is required to enforce this guaranty in a judicial or arbitration proceeding, and prevails in such proceeding, it shall be entitled to reimbursement of its costs and expenses, including, but not limited to, reasonable accountants', attorneys', attorneys' assistants', arbitrators' and expert witness fees, costs of investigation and proof of facts, court costs, other litigation expenses and travel and living expenses, whether incurred prior to, in preparation for or in contemplation of the filing of any such proceeding. If COMPANY is required to engage legal counsel in connection with any failure by the undersigned to comply with this Guaranty, the Guarantors shall reimburse COMPANY for any of the above-listed costs and expenses incurred by it.

     Each of the undersigned Guarantors represents and warrants that, if no signature appears below for such Guarantor's spouse, such guarantor is either not married or, if married, is a resident of a state which does not require the consent of both spouses to encumber the assets of a marital estate.

     IN WITNESS WHEREOF, each Guarantor has hereunto affixed his signature on the same day and year as the Agreement was executed.

GUARANTOR(S)
------------


_______________________________         SPOUSE:____________________________


_______________________________         SPOUSE:____________________________


_______________________________         SPOUSE:____________________________


_______________________________         SPOUSE:____________________________


_______________________________         SPOUSE:____________________________


_______________________________         SPOUSE:____________________________


_______________________________         SPOUSE:____________________________


_______________________________         SPOUSE:____________________________

                                   EXHIBIT I
                         TO THE DEVELOPMENT AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
               AND _____________________________________________
                            DATED ________________

                          FORM OF FRANCHISE AGREEMENT
                          ---------------------------

                          FORM OF FRANCHISE AGREEMENT
                          ---------------------------

     Attached hereto is the current form of Franchise Agreement used by COMPANY in the offer and grant of franchises for the ownership and operation of BOSTON MARKET Units.


                                        __________________________________
BOSTON CHICKEN, INC.                    DEVELOPER



By:____________________________         By:_______________________________

   Title:______________________            Title:_________________________

                                   EXHIBIT B
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                              FRANCHISE AGREEMENT
                              -------------------

                                   EXHIBIT B
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                              -------------------




                             BOSTON CHICKEN, INC.

                              FRANCHISE AGREEMENT
                              -------------------






                                                   ---------------------------
                                                   FRANCHISE OWNER

                               TABLE OF CONTENTS
                               -----------------


SECTION                                                                     PAGE
-------                                                                     ----

1.  INTRODUCTION AND CERTAIN DEFINITIONS ....................................  1
    A. INTRODUCTION..........................................................  1
    B. DEFINITIONS...........................................................  2

2.  GRANT OF FRANCHISE.......................................................  8
    A. GRANT OF FRANCHISE; TERM; PRINCIPAL OWNERS' GUARANTY..................  8
    B. TERRITORIAL RIGHTS....................................................  9
    C. RIGHTS RETAINED BY COMPANY............................................  9
    D. FRANCHISE OWNER'S OPTION TO DEVELOP MALL SITES........................  9
    E. FRANCHISE OWNER'S OPTION TO PURCHASE CONVERSION SITES................. 10

3.  OTHER DISTRIBUTION METHODS............................................... 11
    A.  SPECIAL DISTRIBUTION ARRANGEMENTS.................................... 11
    B.  DELIVERY SERVICE..................................................... 12
    C.  CATERING SERVICE..................................................... 13

4.  DEVELOPMENT AND OPENING OF THE UNIT...................................... 14
    A.  SITE SELECTION AND LEASE............................................. 14
    B.  UNIT DESIGN SPECIFICATIONS AND CONSTRUCTION PLANS.................... 15
    C.  DEVELOPMENT OF THE UNIT.............................................. 16
    D.  EQUIPMENT, FIXTURES, FURNISHINGS AND SIGNS........................... 16
    E.  COMMUNICATION AND INFORMATION SYSTEMS................................ 17
    F.  UNIT OPENING......................................................... 18
    G.  GRAND OPENING PROGRAM................................................ 18
    H.  RELOCATION OF UNIT SITE.............................................. 19
    I.  FINANCING PLAN....................................................... 19

5.  TRAINING AND GUIDANCE.................................................... 19
    A.   TRAINING............................................................ 19
    B.   GUIDANCE AND ASSISTANCE............................................. 21
    C.   MANUALS............................................................. 22

6   MARKS.................................................................... 22
    A.  GOODWILL AND OWNERSHIP OF MARKS...................................... 22
    B.  LIMITATIONS ON FRANCHISE  OWNER'S USE OF MARKS....................... 23


SECTION                                                                   PAGE
-------                                                                   ----
    C.  NOTIFICATION OF INFRINGEMENTS AND CLAIMS............................ 23
    D.  DISCONTINUANCE OF USE OF MARKS ..................................... 23
    E.  INDEMNIFICATION OF FRANCHISE OWNER.................................. 24

7.  COPYRIGHTS.............................................................. 24
    A.  OWNERSHIP OF COPYRIGHTS............................................. 24
    B.  LIMITATION ON FRANCHISE OWNER'S USE OF COPYRIGHTS................... 24
    C.  NOTIFICATION OF INFRINGEMENTS AND CLAIMS............................ 25
    D.  DISCONTINUANCE OF USE............................................... 25

8.  RELATIONSHIP OF THE PARTIES/INDEMNIFICATION............................. 26
    A.  INDEPENDENT CONTRACTORS............................................. 26
    B.  NO LIABILITY FOR ACTS OF OTHER PARTY................................ 26
    C.  TAXES............................................................... 26
    D.  INDEMNIFICATION..................................................... 26

9.  CONFIDENTIAL INFORMATION; EXCLUSIVE RELATIONSHIP........................ 27
    A.  CONFIDENTIAL INFORMATION............................................ 27
    B.  EXCLUSIVE RELATIONSHIP.............................................. 30

10. FEES.................................................................... 31
    A.  INITIAL FRANCHISE FEE............................................... 31
    B.  ROYALTY FEE......................................................... 32
    C.  DEFINITION OF "ROYALTY BASE REVENUE"................................ 32
    D.  INTEREST ON LATE PAYMENTS........................................... 32
    E.  APPLICATION OF PAYMENTS............................................. 33
    F.  ELECTRONIC FUNDS TRANSFER........................................... 33

11. UNIT IMAGE AND OPERATION................................................ 34
    A.  CONDITION AND APPEARANCE OF THE UNIT................................ 34
    B.  UNIT MENU AND SERVICES.............................................. 35
    C.  APPROVED PRODUCTS, DISTRIBUTORS AND SUPPLIERS....................... 37
    D.  SPECIFICATIONS, STANDARDS AND PROCEDURES............................ 39
    E.  COMPLIANCE WITH LAWS AND GOOD BUSINESS PRACTICES.................... 41
    F.  MANAGEMENT AND PERSONNEL OF THE UNIT................................ 41
    G.  INSURANCE........................................................... 42
    H.  CREDIT CARDS AND OTHER METHODS OF PAYMENT........................... 43

12. ADVERTISING............................................................. 43
    A.  MARKETING FUND...................................................... 43


SECTION                                                                    PAGE
-------                                                                    ----
    B.  LOCAL ADVERTISING FUND.............................................  45
    C.  ADVERTISING BY FRANCHISE OWNER.....................................  48

13. ACCOUNTING, REPORTS AND FINANCIAL STATEMENTS..........................   49

14. INSPECTIONS AND AUDITS.................................................  50
    A.  COMPANY'S RIGHT TO INSPECT THE UNIT................................. 50
    B.  COMPANY'S RIGHT TO AUDIT............................................ 51

15. TRANSFER...............................................................  51
    A.  BY COMPANY.......................................................... 51
    B.  FRANCHISE OWNER MAY NOT TRANSFER
        WITHOUT APPROVAL OF COMPANY......................................... 52
    C.  CONDITIONS FOR APPROVAL OF TRANSFER................................. 53
    D.  TRANSFER TO A WHOLLY-OWNED CORPORATION.............................. 57
    E.  DEATH OR INCAPACITY OF FRANCHISE OWNER ............................. 58
    F.  PUBLIC OR PRIVATE OFFERING.......................................... 58
    G.  EFFECT OF CONSENT TO TRANSFER....................................... 59
    H.  COMPANY'S RIGHT OF FIRST REFUSAL ................................... 59
    I.  OWNERSHIP STRUCTURE................................................. 60
    J.  DELEGATION BY COMPANY............................................... 61

16. GRANT OF SUCCESSOR FRANCHISES........................................... 61
    A.  FRANCHISE OWNER'S RIGHT TO A SUCCESSOR FRANCHISE ................... 61
    B.  NOTICES............................................................. 62
    C.  SUCCESSOR FRANCHISE AGREEMENT/RELEASES.............................. 62

17. TERMINATION OF THE FRANCHISE............................................ 63
    A.   BY FRANCHISE OWNER................................................. 63
    B.   BY COMPANY......................................................... 63
    C.   TERMINATION OF CERTAIN RIGHTS OF FRANCHISE OWNER................... 66

18. RIGHTS AND OBLIGATIONS OF COMPANY AND FRANCHISE
    OWNER UPON  TERMINATION OR EXPIRATION OF THE AGREEMENT.................. 67
    A.   PAYMENT OF AMOUNTS OWED TO COMPANY................................. 67
    B.   MARKS, TRADE DRESS, AND COPYRIGHTED WORKS.......................... 67
    C.   CONFIDENTIAL INFORMATION........................................... 69
    D.   COVENANT NOT TO COMPETE............................................ 69
    E.   CONTINUING OBLIGATIONS............................................. 70
    F.   COMPANY'S RIGHT TO PURCHASE ASSETS OF THE UNIT..................... 71


SECTION                                                                    PAGE
-------                                                                    ----
19.  ENFORCEMENT............................................................ 72
     A.  SEVERABILITY AND SUBSTITUTION OF VALID PROVISIONS.................. 72
     B.  WAIVER OF OBLIGATIONS.............................................. 73
     C.  INJUNCTIVE RELIEF.................................................. 74
     D.  RIGHTS OF PARTIES ARE CUMULATIVE................................... 74
     E.  COSTS AND LEGAL FEES............................................... 75
     F.  GOVERNING LAW...................................................... 75
     G.  CONSENT TO JURISDICTION/CHOICE OF FORUM............................ 75
     H.  LIMITATIONS OF CLAIMS.............................................. 75
     I.  WAIVER OF PUNITIVE DAMAGES......................................... 76
     J.  WAIVER OF JURY TRIAL............................................... 76
     K.  BINDING EFFECT..................................................... 76
     L.  CONSTRUCTION....................................................... 76
     M.  REASONABLENESS..................................................... 77

20.  NOTICES AND PAYMENTS................................................... 77

21.  DELEGATION OF CERTAIN FUNCTIONS........................................ 77

EXHIBITS AND ATTACHMENTS
------------------------

    FLAGSHIP/SATELLITE RIDER

    EXHIBIT A      -  FRANCHISE OWNER ACKNOWLEDGMENTS AND
                      REPRESENTATIONS STATEMENT

    EXHIBIT B      -  SITE AND TERRITORY

    EXHIBIT C      -  PERMITTED COMPETITIVE BUSINESSES,
                      FORM DEVELOPMENT AGREEMENT (FOR
                      SINGLE-UNIT FRANCHISES) AND IDENTITY
                      OF DEVELOPER AND DATE OF DEVELOPMENT AGREEMENT

    EXHIBIT D      -  AUTHORIZATION AGREEMENT FOR
                      PREARRANGED PAYMENTS (DIRECT DEBITS)

    EXHIBIT E      -  PRINCIPAL OWNERS, OTHER OWNERS,
                      DESIGNATED PRINCIPAL OWNERS,
                      UNIT MANAGER, SUPERVISING OWNERS AND
                      INITIAL  CAPITALIZATION

    EXHIBIT F      -  CONFIDENTIALITY AND NON-COMPETE AGREEMENT

    EXHIBIT G      -  [INTENTIONALLY OMITTED]

    EXHIBIT H      -  GUARANTY AND ASSUMPTION OF  FRANCHISE OWNER'S
                      OBLIGATIONS

    EXHIBIT I      -  COLLATERAL ASSIGNMENT OF TELEPHONE NUMBERS
                      AND LISTINGS

APPLICABLE STATE LAW MAY REQUIRE ADDITIONAL DISCLOSURES RELATED TO
THE INFORMATION CONTAINED IN THIS FRANCHISE AGREEMENT. THESE ADDITIONAL DISCLOSURES, IF ANY, APPEAR IN AN ADDENDUM AS A RIDER TO
THE FRANCHISE AGREEMENT.

                              BOSTON CHICKEN, INC.
                              FRANCHISE AGREEMENT
                              -------------------


          THIS AGREEMENT is made and entered into this ____ day of______ , 199_ (the "Effective Date"), by and between BOSTON CHICKEN, INC., a Delaware corporation ("COMPANY"), and FRANCHISE OWNER (as defined below).

"FRANCHISE OWNER":______________________________________________________________

_______________________________________________________________________________,


a_______________________________________________________________________________

Principal Address:______________________________________________________________

                  ______________________________________________________________

                  ______________________________________________________________

1.   INTRODUCTION AND CERTAIN DEFINITIONS.
     ------------------------------------

     1.A.  INTRODUCTION.
           ------------

     COMPANY and its Affiliates (as defined below) have developed and continue to develop methods of operating food service businesses, including the food service business referred to in this Agreement as a "BOSTON MARKET Unit" (defined below), which feature Products (defined below) for carry-out and on-premises dining. In addition to carry-out and on-premises dining, COMPANY may, in its sole discretion, (a) offer to a BOSTON MARKET Unit the right to offer Delivery Service (defined below); and/or (b) approve a franchise owner of a BOSTON MARKET Unit to offer Catering Service (defined below) or to operate Special Distribution Arrangements (defined below). BOSTON MARKET Units operate at locations that feature a distinctive food service format and Trade Dress (defined below) and utilize distinctive business formats, specifications, employee selection and training programs, signs, equipment, layouts, systems, recipes, methods, procedures, designs and marketing and advertising standards and formats, all of which COMPANY may modify from time to time in its sole discretion (the "BOSTON MARKET System"). COMPANY operates, and franchises certain qualified persons and entities to own and operate, BOSTON MARKET Units using the BOSTON MARKET System and the Marks (defined below).

     FRANCHISE OWNER has applied for a franchise to own and operate a BOSTON MARKET Unit at the Site (defined below). FRANCHISE OWNER's application and the Site have been approved by COMPANY in reliance upon all of the representations made in such application and the Franchise Owner Acknowledgments and Representations Statement, a copy of which is attached hereto as Exhibit A, which shall be executed by FRANCHISE
                               ---------
OWNER concurrently with this Agreement.

     Pursuant to the terms of the Development Agreement (defined below), if any, COMPANY has granted to the person or entity identified in Exhibit C attached
                                                          ---------
hereto ("DEVELOPER"), the right to own and operate one (1) or more BOSTON MARKET Units, either directly or through Authorized Entities (defined below).

     1.B.   DEFINITIONS.
            -----------

     For purposes of this Agreement, the terms listed below have the meanings that follow them. Other terms used in this Agreement are defined and construed in the context in which they occur.

     "Accounting Period" - One of thirteen periods of four consecutive weeks in
      -----------------
each year that is designated by COMPANY as an accounting period.

     "Affiliate" - Any person or legal entity that directly or indirectly owns
      ---------
or controls COMPANY, that is directly or indirectly owned or controlled by COMPANY, or that is under common control with COMPANY. For purposes of this definition, "control" means the power to direct or cause the direction of the management and policies of an entity.

     "Authorized Entity" - A legal entity that is controlled by DEVELOPER and
      -----------------
meets COMPANY's then-current standards and requirements for BOSTON MARKET Unit franchise owners, including, without limitation, financial requirements, limits on the total number of holders of equity interests and requirements for owners of non-controlling Ownership Interests (defined below). For purposes of this definition, an entity shall be deemed to be controlled by DEVELOPER if and only during such times as:

          (1) DEVELOPER owns not less than a majority of all the Ownership Interests in such entity; and

          (2) DEVELOPER has at least the percentage of voting power required under applicable law to authorize a merger, liquidation or transfer of substantially all of the assets of the entity and to control or determine any other vote or decision of the entity without the vote or approval of any other party; and

          (3) if the entity is a partnership, DEVELOPER is the sole general partner of a limited partnership or managing partner of a general partnership; and

          (4) if the entity is a limited liability company, DEVELOPER is the sole Manager, or DEVELOPER owns at least a majority of all the Ownership Interests in the sole Manager, of the limited liability company or DEVELOPER owns at least a majority of the membership interests in the limited liability company; and

          (5) DEVELOPER establishes to the satisfaction of COMPANY that DEVELOPER has, and, during the term of the Franchise Agreement for the BOSTON MARKET Unit to be owned and operated by such entity, will have, the sole right and power to direct the management policies and operation of such entity and the sale or other disposition of such BOSTON MARKET Unit.

     "BOSTON MARKET Unit" - A food service business that:
      ------------------

          (1) offers Products for consumer consumption through on-premises and carry-out dining, provided that COMPANY may, in its sole discretion, authorize and/or require such business to offer Delivery Service pursuant to a Delivery Rider (defined below) and/or approve the franchise owner of such business to offer Catering Service pursuant to a Catering Rider (defined below) or to operate Special Distribution Arrangements pursuant to a Special Distribution Agreement (defined below); and

          (2)  operates using the BOSTON MARKET System and the Marks; and

          (3) is either operated by COMPANY or its Affiliates or pursuant to a valid franchise from COMPANY.

     "Catering Area" - The geographic area in which COMPANY, in its sole
      -------------
discretion, authorizes FRANCHISE OWNER to provide Catering Service pursuant to a Catering Rider, which area may be the same as, smaller than, larger than or different from the Territory (defined below) of a BOSTON MARKET Unit. COMPANY reserves the right, at any time and in its sole discretion with or without cause and regardless of the investment made by FRANCHISE OWNER in establishing and conducting Catering Service or the length of time FRANCHISE OWNER has offered Catering Service: (1) to reduce, modify or expand the Catering Area from time to time; or (2) suspend or terminate FRANCHISE OWNER's right to offer Catering Service.

     "Catering Rider" - The form of rider to a Franchise Agreement (as defined
      --------------
in the Development Agreement) used by COMPANY from time to time to authorize in its sole discretion a franchise owner of a BOSTON MARKET Unit to offer Catering Service within the applicable Catering Area.

     "Catering Service" - The delivery of Products prepared at a BOSTON MARKET
      ----------------
Unit or a separate facility approved by COMPANY in writing (such approved facility or unit is referred to herein as a "Catering Facility") to customers in the Catering Area pursuant to COMPANY's standards and specifications for the provision of such service, which COMPANY may change from time to time in its sole discretion, where

          (1) such Products are intended to serve fifteen (15) or more persons, or

          (2) in addition to the delivery of Products, FRANCHISE OWNER provides ancillary services to a customer at a location within the Catering Area, including, by way of example and without limitation, the setting up for serving or distribution of Products.

     "Competitive Business" - A business or enterprise, other than a BOSTON
      --------------------
MARKET Unit, that:

          (1) offers food products, which are the same as or similar to the Products, for consumer consumption through on-premises or carry-out dining, delivery service, catering service or other distribution channels; or

          (2) grants or has granted franchises or licenses or establishes or has established joint ventures, for the development and/or operation of a business or an enterprise described in the foregoing clause (1).

     "Computer System" - Those brands, types, makes, and/or models of
      ---------------
communications and computer systems and hardware specified or required by COMPANY for use by, between, or among BOSTON MARKET Units, including, but not limited to:

          (1) back office and point of sale systems, data, audio, video, and voice storage, retrieval, and transmission systems for use at the UNIT, between or among BOSTON MARKET Units, and between and among UNIT and COMPANY and/or FRANCHISE OWNER;

          (2)  security systems;

          (3)  printers; and

          (4)  archival and back-up systems.

     "Controlling Interest" - If FRANCHISE OWNER is a:
      --------------------

          (1) corporation, such number of the voting shares of FRANCHISE OWNER as (a) shall permit voting control of FRANCHISE OWNER on any issue and (b) shall prevent any other person, group, combination, or entity from blocking voting control on any issue or exercising any veto power; and

          (2) a general partnership, a managing partnership interest or such percentage of the general partnership interests in FRANCHISE OWNER as (a) shall permit determination of the outcome on any issue and (b) shall prevent any other person, group, combination, or entity from blocking voting control on any issue or exercising any veto power; and

          (3) limited partnership, a general partnership interest or such percentage of limited partnership interests as shall permit the replacement or removal of any general partner; and

          (4) a limited liability company, such percentage of the membership interests as (a) shall permit determination of the outcome on any issue and
     (b) shall prevent any other person, group, combination or entity from blocking voting control on any issue or exercising any veto power.

     "Delivery Area" - The geographic area in which COMPANY, in its sole
      -------------
discretion, authorizes FRANCHISE OWNER to provide Delivery Service pursuant to a Delivery Rider, which area may be the same as, smaller than, larger than or different from the Territory of a BOSTON MARKET Unit. COMPANY reserves the right, at any time and in its sole discretion with or without cause and regardless of the investment made by FRANCHISE OWNER in establishing and conducting Delivery Service or the length of time FRANCHISE OWNER has offered Delivery Service: (1) to reduce, modify or expand the Delivery Area; or (2) to suspend or terminate Franchise Owner's right to offer Delivery Service.

     "Delivery Rider" - The form of rider to a Franchise Agreement used by
      --------------
COMPANY from time to time to authorize or require in its sole discretion a franchise owner of a BOSTON MARKET Unit to offer Delivery Service within the applicable Delivery Area.

     "Delivery Service" - The delivery of Products prepared at a BOSTON MARKET
      ----------------
Unit or a separate delivery facility approved by COMPANY (such approved facility is referred to herein as a "Delivery Facility") to customers in the Delivery Area pursuant to COMPANY's standards and specifications for the provision of such service, which COMPANY may change from time to time in its sole discretion, where

          (1) such Products are intended to serve fewer than fifteen (15) persons, and

          (2) such service involves the provision of no services other than the delivery of Products to a customer at a particular location within the Delivery Area.

     "Development Agreement" - The Boston Chicken, Inc. Development Agreement
      ---------------------
executed by COMPANY and DEVELOPER, if any, dated as of the date stated in

Exhibit C attached hereto, pursuant to which DEVELOPER was granted the right to
---------
develop one (1) or more BOSTON MARKET Unit(s) in a geographic area in which the UNIT is located.

     "Immediate Family" - (1) The spouse of a person; and (2) the natural and
      ----------------
adoptive parents and natural and adopted children and siblings of such person and their spouses; and (3) the natural and adoptive parents and natural and adopted children and siblings of the spouse of such person; and (4) any other member of the household of such person.

     "Licensed Program" - The computer software programs developed by or for
      ----------------
COMPANY and designated by COMPANY from time to time as specified or required in connection with utilization of the Computer System, which may include, without limitation, COMPANY's required point-of-sale, bookkeeping, inventory, training, marketing, employee selection, operations and financial information, collection and retrieval systems (including COMPANY's required general ledger system utilizing the standard chart of accounts prescribed by COMPANY from time to time) for use in connection with the operation of BOSTON MARKET Units or franchise owners' and developers' businesses, including any updates, supplements, modifications or enhancements thereto made from time to time, all related documentation, the tangible media upon which such program is recorded, and the database file structure thereof, but excluding any data or databases owned or compiled by COMPANY or its Affiliates for use with the Licensed Program or otherwise or any data generated by the use of the Licensed Program.

     "Market Area" - The geographic market in which the UNIT is located as
      -----------
determined by COMPANY from time to time in its sole discretion. In making such determination, COMPANY may take into consideration:

          (1) information obtained from the Arbitron Ratings Company or its successor; or

          (2) penetration of various forms of media such as radio, cable television, broadcast television, local and regional newspapers and similar media; or

          (3)  demographic characteristics (for example, urban versus suburban);
     or

          (4) political, man-made, or natural boundaries (for example, city, county or other political boundaries, expressways, canals, or railroad crossings, and rivers, elevation changes, and parks); or

          (5) other reasonable factors, including, without limitation, any combination of the foregoing.

     "Marks" - The trademarks, service marks, logos and other commercial symbols
      -----
which COMPANY authorizes FRANCHISE OWNER to use to identify the services and/or products offered by BOSTON MARKET Units, including the mark "BOSTON CHICKEN" and the Trade Dress (defined below); provided that such trademarks, service marks, logos, other commercial symbols, and the Trade Dress are subject to modification and discontinuance at COMPANY's sole discretion and may include additional or substitute trademarks, service marks, logos, commercial symbols and trade dress as provided in this Agreement.

     "Ownership Interests" - In relation to a:  (i) corporation, the legal or
      -------------------
beneficial ownership of shares in the corporation; (ii) partnership, the legal or beneficial ownership of a general or limited partnership interest; (iii) limited liability company, the legal or beneficial ownership of units of membership interests in the limited liability company; or (iv) trust, the ownership of a beneficial interest of such trust.

     "Owner" - Each person or entity holding direct or indirect, legal or
      -----
beneficial Ownership Interests in FRANCHISE OWNER and each person who has other direct or indirect property rights in FRANCHISE OWNER, this Agreement, the Franchise or the UNIT.

     "Permitted Competitive Business" - A business which constitutes a
      ------------------------------
Competitive Business on the date of the Development Agreement and is disclosed in Exhibit E to the Development Agreement, provided that such business (1) was
   ---------
not on the date of the Development Agreement and does not at any time thereafter become a Rotisserie Unit, and (2) does not offer rotisserie-cooked chicken or potpies on its menu, provided that if such business is a franchised or licensed business of a franchisor which, after the date of the Development Agreement, specifies that such business offer rotisserie-cooked chicken or potpies as a required menu item, it shall be deemed a Permitted Competitive Business so long as it does not become a Rotisserie Unit. If this Agreement is not executed pursuant to a Development Agreement, references in this Agreement to Exhibit E
                                                                     ---------
or a Permitted Competitive Business identified in Exhibit E to a Development
                                                  ---------
Agreement shall refer to a Permitted Competitive Business identified in Exhibit
                                                                        -------
C attached hereto, which shall be made by FRANCHISE OWNER and Owners as of the
-
date of this Agreement.

     "Principal Owner" - Each Owner which:
      ---------------

          (1)  is a general partner in FRANCHISE OWNER; or

          (2)  has a direct or indirect equity interest:

               (a) in FRANCHISE OWNER of five percent (5%) or more (regardless of whether such Owner is entitled to vote thereon); or

               (b) in any BOSTON MARKET Units other than the UNIT, or any developer and/or franchise owner of a BOSTON MARKET Unit other than DEVELOPER or FRANCHISE OWNER; or

          (3)  is designated as a Principal Owner in Section 1 of Exhibit E of
                                                                  ---------
     this Agreement;

provided, however, that a reduction in a Principal Owner's equity interest in FRANCHISE OWNER below five percent (5%) shall not affect his/her/its status as a Principal Owner unless such reduction is the result of the transfer of all his/her/its interests in FRANCHISE OWNER in compliance with this Agreement.

     "Products" - Products approved or required by COMPANY from time to time in
      --------
its sole discretion for sale at or from BOSTON MARKET Units, including, without limitation, rotisserie roasted chicken, other chicken specialties, potpies, roasted turkey, baked ham, meatloaf, soups, salads, vegetables, desserts, baked goods, private label packaged goods, beverages and other food products, provided that the foregoing products are subject to modification or discontinuance in COMPANY's sole discretion from time to time and may include additional or substitute products.

     "Rotisserie Unit" - A food service business, including a BOSTON MARKET
      ---------------
Unit, which derives a significant portion of its revenue from the sale of rotisserie-cooked chicken and/or potpies.

     "Site" - The location identified in Exhibit B of this Agreement.  As used
      ----                               ---------
herein, the term "Site" also refers to the interior and exterior of the structure housing the UNIT.

     "Special Distribution Agreement" - A separate agreement whereby COMPANY
      ------------------------------
authorizes a franchise owner of a BOSTON MARKET Unit to operate a Special Distribution Arrangement at a Special Distribution Location designated by COMPANY.

     "Special Distribution Arrangement" - The sale of Products at or from a
      --------------------------------
Special Distribution Location (defined below), whether or not by or through on-premises food service facilities or concessions, pursuant to COMPANY's standards and specifications for such sales, which COMPANY may change from time to time in its sole discretion.

     "Special Distribution Location"  -  A facility or location, such as by way
      -----------------------------
of example and without limitation, a school, hospital, office, work site, military facility, grocery store, convenience store, supermarket, entertainment or sporting facility or event, bus or train station, park, toll road or limited access highway facility, shopping mall or other similar facility, at or from which COMPANY, in its sole discretion, authorizes the operation of a Special Distribution Arrangement pursuant to a Special Distribution Agreement, which facility may be located within or outside the Territory.

     "Specified Software" - Such software, programming, and services other than
      ------------------
the Licensed Program, which COMPANY from time to time specifies or requires in connection with utilization of the Computer System.

     "Territory" - The geographic area described in Exhibit B of this Agreement.
      ---------                                     ---------

     "Trade Dress" - The unit design, decor and image which COMPANY authorizes
      -----------
and requires FRANCHISE OWNER to use in connection with the operation of BOSTON MARKET Units, as it may be revised and further developed by COMPANY or its Affiliates from time to time and as further described in the Manuals.

     "UNIT" - The BOSTON MARKET Unit which FRANCHISE OWNER is franchised to
      ----
operate at the Site pursuant to this Agreement.

2.   GRANT OF FRANCHISE.
     ------------------

     2.A. GRANT OF FRANCHISE; TERM; PRINCIPAL OWNERS' GUARANTY.
          ----------------------------------------------------

     Subject to the provisions of this Agreement, COMPANY hereby grants to FRANCHISE OWNER a franchise (the "Franchise") to operate the UNIT at the Site, and to use the Marks and BOSTON MARKET System in the operation thereof, for a term of fifteen (15) years commencing on the date of this Agreement.
Termination or expiration of this Agreement shall constitute a termination or expiration of the Franchise and any and all licenses granted herein. FRANCHISE OWNER agrees that it will at all times faithfully, honestly and diligently perform its obligations hereunder, and that it will continuously exert its best efforts to promote and enhance the business of the UNIT and the goodwill of the Marks. FRANCHISE OWNER shall not conduct the business of the UNIT from any location other than the Site, except as otherwise provided under this Agreement, and will not offer Catering Service, Delivery Service or Special Distribution Arrangements within or outside the Territory, except as provided in Section 3 of this Agreement. FRANCHISE OWNER shall cause all Principal Owners, and their spouses, as of the Effective Date to execute and deliver to COMPANY concurrently with this Agreement, and all persons or entities which become Principal Owners, and their spouses, thereafter to execute and deliver to COMPANY promptly thereafter, the form of Guaranty and Assumption of Franchise Owner's Obligations ("Guaranty") attached hereto as Exhibit H.
                                ---------

     2.B. TERRITORIAL RIGHTS.
          ------------------

     Except as otherwise provided in Section 3 and Paragraphs 2.D. and 2.E. and provided that FRANCHISE OWNER is in full compliance with this Agreement, COMPANY and its Affiliates will not during the term of this Agreement operate or grant franchises for the operation of BOSTON MARKET Units within the Territory other than the Franchise granted to FRANCHISE OWNER pursuant to this Agreement.

     2.C. RIGHTS RETAINED BY COMPANY.
          --------------------------

     Except as expressly limited by Paragraph 2.B, COMPANY (on behalf of itself, its Affiliates and its designees) retains all rights with respect to BOSTON MARKET Units, the Marks, Copyrighted Marks, and the sale of Products and any other products and services, anywhere in the world, including, without limitation:

          (1) the right to operate or grant others the right to operate food service businesses, including, without limitation, BOSTON MARKET Units and/or Rotisserie Units, at such locations within and/or outside the Territory and on such terms and conditions as COMPANY, in its sole discretion, deems appropriate; and

          (2) the right, and the right to grant others the right, to develop, manufacture, market, distribute and/or sell Products and/or any other product or service within and/or outside the Territory through any channel of distribution, whether wholesale, retail or otherwise, including, without limitation, through Special Distribution Arrangements,

     Delivery Service and Catering Service under or in association with the Marks or any other trademark and/or to own or operate any other business under the Marks or any other trademarks; and

          (3) subject to Paragraphs 2.D. and 2.E. below, the right to acquire and operate any business, including, without limitation, a business operating one or more food service businesses located or operating within and/or outside the Territory.

     2.D. FRANCHISE OWNER'S OPTION TO DEVELOP MALL SITES.
          ----------------------------------------------

     Notwithstanding anything to the contrary in this Agreement, if during the term of this Agreement COMPANY identifies a site suitable for a BOSTON MARKET Units in a regional shopping mall within the Territory (a "Mall Site"), COMPANY shall notify FRANCHISE OWNER in writing of such Mall Site if COMPANY intends that such Mall Site be developed and operated as a BOSTON MARKET Unit (as appropriately modified to accommodate the dimensions of such Mall Site). Within ten (10) days after FRANCHISE OWNER's receipt of COMPANY's notice regarding such Mall Site (including any relevant site-related materials in COMPANY's possession), FRANCHISE OWNER shall notify COMPANY if FRANCHISE OWNER desires to develop and operate a BOSTON MARKET Unit at such Mall Site. If FRANCHISE OWNER fails to so notify COMPANY within such time period, then COMPANY or its designee shall have the right to develop and operate a BOSTON MARKET Unit at such Mall Site.

     If FRANCHISE OWNER timely notifies COMPANY in writing that FRANCHISE OWNER desires to develop and operate a BOSTON MARKET Unit at such Mall Site and Company has fully negotiated a lease or purchase agreement for such Mall Site, then FRANCHISE OWNER shall (1) obtain the consent of the landlord to execute such lease and execute such lease, if applicable, or (2) execute a purchase agreement or an assignment of purchase agreement, if applicable, and (3) execute COMPANY's then-current form of standard franchise agreement (containing COMPANY's then-current fees and expense requirements) and such ancillary documents (including guarantees) as are then customarily used by COMPANY in the grant of franchises for BOSTON MARKET Units (collectively, the "Franchise Documents") as modified for use in connection with a Mall Site, as necessary, and (4) pay COMPANY a site location fee (the "Mall Site Fee") equal to Five Thousand Dollars ($5,000.00) plus COMPANY's reasonable out-of-pocket expenses incurred in locating such Mall Site and negotiating the lease or purchase agreement, all within ten (10) business days after COMPANY's delivery to FRANCHISE OWNER of the lease or purchase agreement, as applicable, and the Franchise Documents. COMPANY will fully cooperate with FRANCHISE OWNER in obtaining the landlord's consent to execute such lease or the seller's consent to execute such purchase agreement or assignment of purchase agreement as the case may be.

     If FRANCHISE OWNER timely notifies COMPANY in writing that FRANCHISE OWNER desires to develop and operate a BOSTON MARKET Unit at such Mall Site and COMPANY has not fully negotiated a lease or purchase agreement for such Mall Site, then FRANCHISE OWNER will have thirty (30) days in which to negotiate and deliver to

COMPANY a lease or purchase agreement for such Mall Site in form for execution. If COMPANY disapproves the lease or purchase agreement for failure to meet COMPANY's requirements, FRANCHISE OWNER will have ten (10) days within which to negotiate and deliver to COMPANY a revised lease or purchase agreement for such Mall Site in form for execution. If the revised lease or purchase agreement fails to meet COMPANY's requirements, or if FRANCHISE OWNER fails to negotiate and deliver to COMPANY a lease or purchase agreement within the aforementioned thirty (30) day period, then COMPANY or its designees may develop and operate a BOSTON MARKET Unit at such Mall Site. If COMPANY approves the lease or purchase agreement for such Mall Site as meeting COMPANY's requirements under the Development Agreement, then FRANCHISE OWNER will (a) execute such lease or purchase agreement, as applicable, (b) execute the Franchise Documents, and (c) pay the Mall Site Fee, all within ten (10) business days after COMPANY's delivery to FRANCHISE OWNER of the lease or purchase agreement, as applicable, and the Franchise Documents.

     If FRANCHISE OWNER fails to timely execute the lease or purchase agreement and Franchise Documents for a Mall Site and pay the Mall Site Fee as provided herein, then COMPANY or its designee may develop and operate a BOSTON MARKET Unit at such Mall Site.

     2.E. FRANCHISE OWNER'S OPTION TO PURCHASE CONVERSION SITES.
          -----------------------------------------------------

     If, during the term of this Agreement, COMPANY acquires the shares or assets (which may include, by way of illustration and not by way of limitation, furniture, fixtures, equipment, leasehold improvements and/or leasehold interests) of any business operating at one or more sites located within the Territory which meet COMPANY's specifications and standards as in effect from time to time for conversion to BOSTON MARKET Units (the "Conversion Sites"), and COMPANY determines to convert such Conversion Sites to BOSTON MARKET Units, COMPANY agrees to offer to sell such Conversion Sites to FRANCHISE OWNER for the price paid therefor by COMPANY. Such price will include that portion of the direct and indirect costs and liabilities allocated to such Conversion Sites incurred or assumed by COMPANY in making such acquisition whether paid or owed to the seller of such Conversion Sites, COMPANY, its Affiliates or third parties and other expenses allocated to such Conversion Sites (including losses, whether from continuing operations or closing acquired units) plus interest at COMPANY's cost of money on the balance of such amounts from time to time, provided that:

          (1) such sale will not conflict with any existing legal obligation of COMPANY or the business being acquired; and

          (2) such sale will not preclude the completion of the acquisition on the terms agreed to by COMPANY; and

          (3) such sale will not interfere with any other legal agreement, arrangement or combination; and

          (4) FRANCHISE OWNER agrees to execute, concurrently with FRANCHISE OWNER's purchase, the Franchise Documents, as modified for use in connection with a Conversion Site as necessary, for each and every such Conversion Site and convert each such Conversion Site to a BOSTON MARKET Unit as soon as practicable thereafter in accordance with COMPANY's standards and specifications.

FRANCHISE OWNER shall have thirty (30) days after receipt of COMPANY's offer in which to accept or reject such offer by written notice to COMPANY.

     In the event FRANCHISE OWNER rejects or fails to timely accept COMPANY's offer to sell such Conversion Sites or COMPANY is unable to extend such offer for any of the aforementioned reasons, COMPANY agrees that, provided that FRANCHISE OWNER is in full compliance with this Agreement, it will not utilize the Marks at such Conversion Sites (whether owned or franchised by COMPANY) for a period of one (1) year following COMPANY's acquisition thereof, provided that COMPANY may operate, alter, modify, refurbish, remodel, promote or market any such Conversion Sites during such one (1) year period. For purposes of this Paragraph 2.E., all references to COMPANY shall be deemed to include its Affiliates.

3.   OTHER DISTRIBUTION METHODS.
     --------------------------

     3.A. SPECIAL DISTRIBUTION ARRANGEMENTS.
          ---------------------------------

     FRANCHISE OWNER acknowledges and agrees that: (1) FRANCHISE OWNER is not granted any rights to operate Special Distribution Arrangements within or outside the Territory pursuant to this Agreement; and (2) the right to operate or grant to others the right to operate Special Distribution Arrangements is reserved to COMPANY; and (3) COMPANY has no obligation to offer to FRANCHISE OWNER the right to operate Special Distribution Arrangements; and (4) COMPANY or its designees may instead operate or grant to others the right to operate Special Distribution Arrangements within and/or outside the Territory. Notwithstanding the foregoing, if COMPANY, at any time and in its sole discretion, determines to offer FRANCHISE OWNER the right to operate a Special Distribution Arrangement at a Special Distribution Location designated by COMPANY, COMPANY will so notify FRANCHISE OWNER by delivering to FRANCHISE OWNER a Special Distribution Agreement authorizing FRANCHISE OWNER to operate such Special Distribution Arrangement at such Special Distribution Location. FRANCHISE OWNER will have fifteen (15) days to execute and return to COMPANY such Special Distribution Agreement after FRANCHISE OWNER's receipt thereof. Such Special Distribution Agreement will provide that FRANCHISE OWNER shall commence such Special Distribution Arrangement from the designated Special Distribution Location within the time period specified by COMPANY in the Special Distribution Agreement. If FRANCHISE OWNER fails to execute and return to COMPANY such Special Distribution Agreement within such fifteen (15) day period or commence such Special Distribution Arrangement within the specified period, then FRANCHISE OWNER shall have no right to operate such Special Distribution Arrangement thereafter. If FRANCHISE OWNER has executed a Special Distribution Agreement, COMPANY reserves the right, at any time and in its sole discretion with or without cause and regardless of the investment made by

FRANCHISE OWNER establishing or operating the Special Distribution Arrangement or the length of time the Special Distribution Arrangement has been in effect, to suspend or terminate FRANCHISE OWNER's right to operate the Special Distribution Arrangement, effective one hundred eighty (180) days after COMPANY's written notice to FRANCHISE OWNER; and COMPANY may otherwise terminate the Special Distribution Arrangement pursuant to the terms of the Special Distribution Agreement.

     3.B. DELIVERY SERVICE.
          ----------------

     FRANCHISE OWNER acknowledges and agrees that: (1) FRANCHISE OWNER is not granted any rights within or outside the Territory to offer Delivery Service from the UNIT pursuant to this Agreement; (2) COMPANY has no obligation to offer to FRANCHISE OWNER the right to provide Delivery Service at the UNIT; and (3) COMPANY or its designees may instead provide Delivery Service within and/or outside the Territory. Notwithstanding the foregoing, if COMPANY, at any time and in its sole discretion, determines to offer Delivery Service in a designated Delivery Area in which the UNIT is located, COMPANY will offer FRANCHISE OWNER or DEVELOPER, pursuant to the Development Agreement pursuant to which this Agreement was issued, the right to offer Delivery Service by delivering to FRANCHISE OWNER (or DEVELOPER) a Delivery Rider to this Agreement authorizing the offer of Delivery Service within such designated Delivery Area. FRANCHISE OWNER (or DEVELOPER) will have fifteen (15) days to execute and return to COMPANY such Delivery Rider after FRANCHISE OWNER's (or DEVELOPER's) receipt thereof. Such Delivery Rider will provide that FRANCHISE OWNER (or DEVELOPER) shall commence Delivery Service from the UNIT or, if required by COMPANY in its sole discretion, from a Delivery Facility within the time period specified by COMPANY in the Delivery Rider. If FRANCHISE OWNER (or DEVELOPER) fails to execute and return such Delivery Rider to COMPANY within such fifteen (15) day period or commence Delivery Service within the specified period, then FRANCHISE OWNER (or DEVELOPER) shall have no right to provide Delivery Service at the UNIT thereafter and COMPANY or its designee will have the right to offer Delivery Service within such designated Delivery Area. Notwithstanding the foregoing, if COMPANY determines in its sole discretion that all franchise owners of BOSTON MARKET Units in the trade area where the UNIT is located, as such trade area is determined by COMPANY in its sole discretion and which in no event shall exceed the Market Area, shall offer Delivery Service, COMPANY will notify FRANCHISE OWNER (or DEVELOPER) and will deliver to FRANCHISE OWNER (or DEVELOPER) a Delivery Rider to this Agreement which FRANCHISE OWNER (or DEVELOPER) shall execute and return to COMPANY within fifteen (15) days after its receipt. If FRANCHISE OWNER (or DEVELOPER) has executed a Delivery Rider, COMPANY reserves the right, at any time and in its sole discretion, with or without cause and regardless of the investment made by FRANCHISE OWNER (or DEVELOPER) in establishing and conducting Delivery Service or the length of time FRANCHISE OWNER (or DEVELOPER) has offered Delivery Service: (1) to reduce, modify or expand the Delivery Area effective upon COMPANY's written notice to FRANCHISE OWNER (or DEVELOPER); or (2) to suspend or terminate FRANCHISE OWNER's (or DEVELOPER's) right to offer Delivery Service, effective one hundred eighty (180) days after COMPANY's written notice to FRANCHISE OWNER (or DEVELOPER); and COMPANY may otherwise terminate FRANCHISE OWNER's (or DEVELOPER's) right to offer Delivery Service pursuant to the terms of the Delivery Rider. In the event that COMPANY suspends or terminates FRANCHISE

OWNER's (or DEVELOPER's) right to offer Delivery Service, COMPANY reserves the right to require FRANCHISE OWNER (or DEVELOPER) to reinstate Delivery Service upon fifteen (15) days' prior written notice to FRANCHISE OWNER (or DEVELOPER).

     3.C. CATERING SERVICE.
          ----------------

     FRANCHISE OWNER acknowledges and agrees that: (1) FRANCHISE OWNER is not granted under this Agreement any rights within or outside the Territory to offer Catering Service from the UNIT pursuant to this Agreement; and (2) COMPANY has no obligation to offer to FRANCHISE OWNER the right to provide Catering Service from the UNIT; and (3) COMPANY or its designees may instead provide Catering Service within and/or outside the Territory. Notwithstanding the foregoing, if COMPANY, at any time and in its sole discretion, determines to offer Catering Service in a designated Catering Area in which the Unit is located, COMPANY will offer FRANCHISE OWNER or DEVELOPER, pursuant to the Development Agreement pursuant to which this Agreement was issued, the right to offer Catering Service by delivering to FRANCHISE OWNER (or DEVELOPER) a Catering Rider to this Agreement authorizing the offer of Catering Service within such designated Catering Area. FRANCHISE OWNER (or DEVELOPER) will have fifteen (15) days to execute and return to COMPANY the Catering Rider after FRANCHISE OWNER's (or DEVELOPER's) receipt thereof. Such Catering Rider will provide that FRANCHISE OWNER (or DEVELOPER) shall commence Catering Service from the UNIT or, in COMPANY's sole discretion, from a Catering Facility, within the time period specified by COMPANY in the Catering Rider. If FRANCHISE OWNER (or DEVELOPER) fails to execute and return such Catering Rider to COMPANY within such fifteen
(15) day period or commence Catering Service within the specified period, then FRANCHISE OWNER (or DEVELOPER) shall have no right to provide Catering Service within the designated Catering Area thereafter and COMPANY or its designee will have the right to offer Catering Service within such designated Catering Area. If FRANCHISE OWNER (or DEVELOPER) has executed a Catering Rider, COMPANY reserves the right, at any time and in its sole discretion, with or without cause and regardless of the investment made by FRANCHISE OWNER (or DEVELOPER) in establishing and conducting Catering Service or the length of time FRANCHISE OWNER (or DEVELOPER) has offered Catering Service: (1) to reduce, modify or expand the Catering Area effective upon COMPANY's written notice to FRANCHISE OWNER (or DEVELOPER); or (ii) to suspend or terminate FRANCHISE OWNER's (or DEVELOPER's) right to offer Catering Service, effective one hundred eighty (180) days after COMPANY's written notice to FRANCHISE OWNER (or DEVELOPER) (in which case FRANCHISE OWNER (or DEVELOPER) will not fill any orders for Catering Service after the expiration of such one hundred eighty (180) day period); and COMPANY may otherwise terminate FRANCHISE OWNER's (or DEVELOPER's) right to offer Catering Service pursuant to the terms of the Catering Rider. In the event that COMPANY terminates or suspends FRANCHISE OWNER's (or DEVELOPER's) right to offer Catering Service, COMPANY reserves the right to require FRANCHISE OWNER (or DEVELOPER) to reinstate Catering Service upon fifteen (15) days' prior written notice to FRANCHISE OWNER (or DEVELOPER).

4.   DEVELOPMENT AND OPENING OF THE UNIT.
     -----------------------------------

     4.A. SITE SELECTION AND LEASE.
          ------------------------

     Prior to execution of this Agreement, FRANCHISE OWNER shall have obtained COMPANY's approval of and the legal right of possession of the Site in accordance with the terms of the Development Agreement. If this Agreement is not executed pursuant to a Development Agreement, then FRANCHISE OWNER shall be required to comply with the site review and lease approval provisions specified in the most recent applicable Offering Circular of COMPANY for the state in which the site will be located delivered to FRANCHISE OWNER.

     FRANCHISE OWNER acknowledges that COMPANY has developed a standard form lease (the "Form Unit Lease"), and a standard form real estate purchase and sale agreement (the "Form Purchase and Sale Agreement"). COMPANY will furnish FRANCHISE OWNER with a copy of the current forms of Form Unit Lease and Form Purchase and Sale Agreement and FRANCHISE OWNER acknowledges that COMPANY may modify such forms from time to time in its sole discretion. FRANCHISE OWNER shall present the Form Unit Lease or Form Purchase and Sale Agreement to the lessor or seller of an Approved Site, as applicable, and use its best efforts to cause the lessor or seller of such Approved Site to execute the Form Unit Lease or Form Purchase and Sale Agreement as the lease, sublease, assignment of lease or purchase agreement (referred to herein as the "Site Agreement"), as applicable, for such Approved Site. If FRANCHISE OWNER fails to obtain the lessor's or seller's agreement to use the Form Unit Lease or Form Purchase and Sale Agreement as the Site Agreement, FRANCHISE OWNER shall cause the lessor or seller to include in the Site Agreement the standard terms which COMPANY requires from time to time in its sole discretion, and such other terms as COMPANY may require or as it may specifically approve in writing.

     After receiving a copy of a proposed Site Agreement in form for execution, COMPANY shall have the right, in its sole discretion, to approve, approve with modification or disapprove such proposed Site Agreement, and FRANCHISE OWNER acknowledges and agrees that COMPANY shall have no liability therefor. COMPANY agrees to exert its best efforts to deliver such notification to FRANCHISE OWNER within twenty (20) days after receipt by COMPANY of the proposed Site Agreement. FRANCHISE OWNER agrees that it will not execute a Site Agreement without the prior written approval of COMPANY, and any such Site Agreement shall contain the express condition precedent of COMPANY's prior written approval thereof. FRANCHISE OWNER shall deliver to COMPANY a copy of the fully signed Site Agreement as previously approved within fifteen (15) days after its full execution. FRANCHISE OWNER further agrees that it will not execute or agree to any modification of the Site Agreement which would affect COMPANY's rights without the prior written approval of COMPANY.

     If FRANCHISE OWNER or an Authorized Entity fails to obtain lawful possession of an Approved Site (through acquisition, lease, sublease or assignment) within sixty (60) days after delivery of COMPANY's approval of the Approved Site, COMPANY may, in its sole discretion, withdraw approval of such site at any time. COMPANY also may withdraw its offer to grant a Franchise for a BOSTON MARKET Unit at an Approved Site and withdraw

COMPANY's approval of such site at any time prior to COMPANY's receipt of all applicable payments and COMPANY's execution of the Franchise Agreement therefor.

     At the request of COMPANY, if FRANCHISE OWNER owns an Approved Site, FRANCHISE OWNER will enter into a lease with COMPANY under COMPANY's then-current form of lease for a term equal to the term of the Franchise and for a rental equal to the Approved Site's fair market rental value, and will sublease the Approved Site from COMPANY on the same terms as the prime lease. If FRANCHISE OWNER and COMPANY cannot agree on the fair market rental value of such an Approved Site, then such rental value shall be determined by an independent appraiser selected by COMPANY and FRANCHISE OWNER, and if they are unable to agree on an independent appraiser, COMPANY and FRANCHISE OWNER shall each select an independent appraiser, who shall select a third independent appraiser, and the fair market rental value shall be deemed to be the average of the three (3) independent appraisals made by such appraisers.

     4.B. UNIT DESIGN SPECIFICATIONS AND CONSTRUCTION PLANS.
          -------------------------------------------------

     COMPANY will furnish to FRANCHISE OWNER specifications of COMPANY's requirements for design, decoration, layout, equipment, furnishings, seating for On-Premises Dining (if any), fixtures and signs for BOSTON MARKET Units (the "Design Specifications"). FRANCHISE OWNER acknowledges and agrees that the Design Specifications are an integral part of the BOSTON MARKET System and include the Trade Dress and that, therefore, the UNIT will be designed and constructed in accordance with the Design Specifications. FRANCHISE OWNER will cause to be prepared the preliminary layout for the UNIT (if not already submitted to COMPANY) and detailed construction plans and specifications and space plans for the UNIT (the "Construction Plans") that comply with the Design Specifications and all applicable ordinances, building codes, permit requirements, and lease requirements and restrictions. If FRANCHISE OWNER requests in writing, COMPANY will prepare the preliminary layout for the UNIT for FRANCHISE OWNER at COMPANY's then current charges.

     4.C. DEVELOPMENT OF THE UNIT.
          -----------------------

     Within one hundred eighty (180) days after the date of execution of this Agreement, FRANCHISE OWNER agrees at its expense to do or cause to be done the following:

          (1) secure all financing required to fully develop the UNIT in accordance with this Section; and

          (2)  submit the Construction Plans to COMPANY for approval; and

          (3) obtain all required zoning changes, planning consents, building, utility, sign, health, sanitation and business permits, licenses and approvals and any other required permits and licenses; and

          (4) construct all required improvements in compliance with Construction Plans approved by COMPANY; and

          (5) decorate and lay out the UNIT in compliance with Design Specifications and plans and specifications approved by COMPANY; and

          (6) purchase or lease the computer hardware designated by COMPANY from time to time and obtain a license for the Licensed Program (such computer hardware and the Licensed Program are referred to herein as the "Computer System"); and

          (7) purchase or lease and install all required equipment, vehicles, furnishings, fixtures and signs; and

          (8) purchase an adequate opening inventory of Products, materials and supplies; and

          (9) obtain all customary contractors' sworn statements and partial and final waivers of lien for construction, remodeling, decorating and installation services; and

          (10) open the UNIT for business and thereafter operate the UNIT on a regular and continuing basis for the term hereof.

If DEVELOPER has already opened a BOSTON MARKET Unit pursuant to the Development Agreement, FRANCHISE OWNER shall do or cause to be done the foregoing within one hundred twenty (120) days after the date of this Agreement.

     4.D. EQUIPMENT, FIXTURES, FURNISHINGS AND SIGNS.
          ------------------------------------------

     FRANCHISE OWNER agrees to use in the development and operation of the UNIT only those brands, types and/or models of equipment, vehicles, signs displaying the Marks, fixtures and furnishings which meet COMPANY's specifications. FRANCHISE OWNER may purchase approved brands, types and/or models of equipment, fixtures and signs which meet the COMPANY's specifications only from suppliers designated or approved by COMPANY, which may include COMPANY. COMPANY will from time to time supply FRANCHISE OWNER with a list of suppliers who sell items which meet COMPANY's specifications, at FRANCHISE OWNER's request.

     4.E. COMMUNICATION AND INFORMATION SYSTEMS.
          -------------------------------------

     FRANCHISE OWNER agrees to use in the development and operation of the UNIT only those brands, types, makes, and/or models of communications and computer systems or hardware which COMPANY has from time to time specified or required for the Computer System. FRANCHISE OWNER also agrees to use in the development and operation of the UNIT only the Specified Software and the Licensed Program, as comprised from time to time in accordance with the specifications and requirements of COMPANY. FRANCHISE OWNER acknowledges that COMPANY and its Affiliates and designees are in the process of completing the development of the Licensed Program and COMPANY is in the process of completing the development of specifications for certain components of the Computer System and may modify such specifications and the components of the Licensed Program and the Computer System from time to time. During the term hereof, COMPANY may require FRANCHISE OWNER to obtain specified computer hardware and/or software, including, without limitation, the Computer System, the Specified Software, and a license to use the Licensed Program from COMPANY or its designee under a separate agreement after COMPANY notifies FRANCHISE OWNER to commence use thereof. COMPANY's development and/or modification of such specifications for the components of the Computer System, the Specified Software, and the Licensed Program may require FRANCHISE OWNER to incur costs to purchase, lease and/or license new or modified computer hardware and/or software and to obtain service and support for the Computer System, the Specified Software, and the Licensed Program during the term of this Agreement. FRANCHISE OWNER acknowledges that COMPANY cannot estimate the costs of future additions, enhancements and modifications to the Computer System, the Specified Software, and the Licensed Program and that the cost to FRANCHISE OWNER of obtaining the additions, enhancements and modifications thereto may not be fully amortizable over the remaining term of this Agreement. Nonetheless, FRANCHISE OWNER agrees to incur such costs in connection with obtaining the Computer System, the Specified Software, and the Licensed Program and any additions, enhancements or modifications thereto, provided that the Computer System, the Specified Software, and the Licensed Program that COMPANY specifies for use by FRANCHISE OWNER is substantially the same Computer System, Specified Software, and Licensed Program which COMPANY is then currently specifying for use in COMPANY-owned BOSTON MARKET Units. Such portion of the Computer System, Specified Software, and Licensed Program as is purchased from COMPANY or its agents or affiliates may involve one-time and periodic fees or payments to COMPANY. Within one hundred twenty (120) days after FRANCHISE OWNER receives notice from COMPANY, FRANCHISE OWNER shall obtain the components of the Computer System, the Specified Software, and the Licensed Program which COMPANY designates and requires. FRANCHISE OWNER further acknowledges and agrees that COMPANY has the right to require FRANCHISE OWNER to pay to COMPANY or its designee a reasonable periodic systems fee for modifications and enhancements made to the Licensed Program and reasonable periodic fees for other maintenance and support services provided to FRANCHISE OWNER related to the Specified Software and the Computer System.

     4.F. UNIT OPENING.
          ------------

     FRANCHISE OWNER agrees not to open the UNIT for business until:

          (1) COMPANY notifies FRANCHISE OWNER in writing that all of FRANCHISE OWNER's obligations pursuant to Paragraphs B and C of this Section have been fulfilled; and

          (2) pre-opening training of UNIT personnel has been completed to COMPANY's satisfaction; and

          (3) all amounts then due to COMPANY have been paid and all required Guaranties are executed and delivered to COMPANY; and

          (4) COMPANY has been furnished with copies of all insurance policies required pursuant to this Agreement, or such other evidence of insurance coverage and payment of premiums as COMPANY requests.

FRANCHISE OWNER agrees to comply with these conditions and to be prepared to open the UNIT for business within one hundred and eighty (180) days after the date of this Agreement. COMPANY's determination that FRANCHISE OWNER has met all of COMPANY's pre-opening requirements shall not constitute a waiver of non-compliance by FRANCHISE OWNER or of COMPANY's right to demand full compliance with such requirements. If DEVELOPER has already opened a BOSTON MARKET Unit pursuant to the Development Agreement, FRANCHISE OWNER shall do or cause to be done the foregoing within one hundred twenty (120) days after the date of this Agreement. FRANCHISE OWNER further agrees to open the UNIT for business and commence conduct of business at the UNIT pursuant to this Agreement within five
(5) days after COMPANY gives notice to FRANCHISE OWNER stating that the UNIT is ready for opening.

     4.G. GRAND OPENING PROGRAM.
          ---------------------

     FRANCHISE OWNER agrees to conduct a grand opening advertising and promotional pro gram for the UNIT during the period commencing ten (10) days prior to, and ending ninety (90) days after, the opening of the UNIT and to expend no less than Ten Thousand Dollars ($10,000.00) on such advertising and promotion during such period. FRANCHISE OWNER shall pay COMPANY Ten Thousand Dollars ($10,000.00) in a lump sum upon execution of the Franchise Agreement. Such payment will be expended by COMPANY at FRANCHISE OWNER's direction (or, if FRANCHISE OWNER does not give COMPANY timely direction, at COMPANY's direction within the applicable time frame) on such grand opening advertising and promotion program. Such advertising and promotion program shall:

          (1)  be in addition to advertising and promotion conducted pursuant to
     Section 12 of this Agreement; and

          (2) utilize marketing and public relations programs and media and advertising materials approved by COMPANY; and

          (3) be conducted in accordance with COMPANY's specifications and standards and pursuant to a grand opening plan which FRANCHISE OWNER shall prepare and submit to COMPANY for approval at least thirty (30) days prior to the opening date of the UNIT. If FRANCHISE OWNER does not prepare a grand opening program and obtain COMPANY's approval of such plan, COMPANY may prepare the grand opening plan for the UNIT.

     4.H. RELOCATION OF UNIT SITE.
          -----------------------

     If FRANCHISE OWNER's lease or sublease for the Site of the UNIT expires or terminates without fault of FRANCHISE OWNER, if the Site is damaged, condemned or otherwise rendered unusable as a BOSTON MARKET Unit in accordance with this Agreement, or if, in the judgment of COMPANY and FRANCHISE OWNER, there is a change in the character of the location of the Site sufficiently detrimental to its business potential to warrant its relocation, COMPANY will not unreasonably withhold permission for relocation of the UNIT to a site within the Territory which meets COMPANY's then-current site criteria, subject to the rights of existing BOSTON CHICKEN franchisees under their franchise agreements with COMPANY. Any such relocation shall be at FRANCHISE OWNER's sole expense. The UNIT shall re-open at the replacement Site as soon as reasonably practicable but in no event more than ninety (90) days after the closing of the original location.

     4.I. FINANCING PLAN.
          --------------

     FRANCHISE OWNER must submit a written plan for FRANCHISE OWNER's financing which plan shall be reasonably acceptable to COMPANY which shall include details of the sources and terms of such financing and such other information or documents required by COMPANY from time to time. FRANCHISE OWNER may not begin development of the UNIT until COMPANY has given its approval of such plan, which approval COMPANY may give or withhold in its sole discretion. Among other factors, COMPANY may consider FRANCHISE OWNER's debt/equity ratio and amount of indebtedness in reviewing such plan. Once a plan is approved by COMPANY, FRANCHISE OWNER must execute and adhere to the plan.

5.   TRAINING AND GUIDANCE.
     ---------------------

     5.A. TRAINING.
          --------

     Prior to the commencement of the operation of the UNIT, the manager of the UNIT (the "Unit Manager") and one (1) other management level employee (the "Additional Manager"), appointed by FRANCHISE OWNER in accordance with this Agreement and identified in Section 4 of Exhibit E, must attend and complete to
                                         ---------
COMPANY's satisfaction a COMPANY accredited and certified initial management training program in the operation of a BOSTON MARKET Unit. Such training program may include classroom training, instruction at designated facilities and hands-on training in an operating BOSTON MARKET Unit. If this Agreement is not executed pursuant to a Development Agreement, COMPANY will provide such training program without charge to the Unit Manager and Additional Manager. If this Agreement is executed pursuant to a Development Agreement, such training program will be provided by COMPANY to the Unit Manager and Additional Manager without charge if the UNIT is one of the first three (3) BOSTON MARKET Unit developed under the Development Agreement and at COMPANY's then-current standard charges if the UNIT is not one of the first three (3) UNITS to be developed under the Development Agreement. Notwithstanding the foregoing, if the UNIT is not one of the first three (3) BOSTON MARKET Units to be developed under the Development Agreement, COMPANY may, in its sole discretion, require on thirty (30) days' prior written notice to DEVELOPER that DEVELOPER's Training Director provide such training program at DEVELOPER's training facilities in accordance with COMPANY's requirements therefor, provided that DEVELOPER's Training Director is currently certified to provide such training program under the terms of the Development Agreement. If such training program is provided by COMPANY, it will be provided at such time (subject to space availability in COMPANY's regularly scheduled classes) and for such duration as COMPANY may designate and at a training facility designated by COMPANY and/or at a COMPANY-owned or franchised BOSTON MARKET Unit. At FRANCHISE OWNER's request, COMPANY may provide such training program to additional UNIT personnel at COMPANY's then-current standard charges, subject to space availability in COMPANY's regularly scheduled training classes and/or availability of COMPANY's training personnel. FRANCHISE OWNER shall be responsible for travel and lodging expenses of COMPANY personnel if such training is not conducted at COMPANY's principal offices. In addition, whether DEVELOPER or COMPANY is providing such training, COMPANY may, in its sole discretion as it deems necessary, require the Unit Manager and/or the Additional Manager to work full-time without compensation by COMPANY and at FRANCHISE OWNER's expense for up to ten (10) weeks at a BOSTON MARKET Unit selected by COMPANY.

     COMPANY may offer from time to time additional or refresher training programs to FRANCHISE OWNER at such times as COMPANY shall designate and may, in its sole discretion as it deems necessary, require the Unit Manager, Additional Manager or assistant managers of the UNIT or FRANCHISE OWNER to attend or to participate in, at COMPANY's per diem charges and at FRANCHISE OWNER's expense, such additional or refresher training programs at locations designated by COMPANY during the term of this Agreement. COMPANY also may charge for updated, additional or refresher training materials supplied to FRANCHISE OWNER or its personnel.

     In the event the certified Unit Manager and/or Additional Manager ceases to hold such position at the UNIT, FRANCHISE OWNER shall have thirty (30) days in which to appoint a substitute or replacement Unit Manager and/or Additional Manager, who must attend and complete to COMPANY's satisfaction the initial management training program as specified above promptly after appointment. If COMPANY in its sole discretion determines that the Unit Manager or Additional Manager or any subsequently appointed Unit Manager or Additional Manager has failed to satisfactorily complete the initial management training program or any additional or refresher training program, FRANCHISE OWNER agrees to immediately hire a substitute Unit Manager or Additional Manager and promptly arrange for such person to complete the initial management training program to the satisfaction of COMPANY. If COMPANY provides such training, whether for a substitute or replacement Unit Manager and/or Additional Manager or for such manager who has failed to complete any training program to COMPANY's satisfaction, FRANCHISE OWNER shall pay COMPANY its then-current standard charges.

     FRANCHISE OWNER shall be responsible for the travel, living and other expenses (including, without limitation, local transportation expenses) and compensation of FRANCHISE

OWNER, the Unit Manager, the Additional Manager, assistant managers, and any other agents or employees of FRANCHISE OWNER incurred in connection with attendance at training programs or work at BOSTON MARKET Units that is part of their training.

     5.B. GUIDANCE AND ASSISTANCE.
          -----------------------

     COMPANY shall, in its sole discretion, furnish guidance to FRANCHISE OWNER with respect to:

          (1) recipes, methods, specifications, standards and operating procedures utilized by BOSTON MARKET Units and any modifications thereof; and

          (2) purchasing approved equipment, fixtures, furnishings, signs, Products, and materials and supplies; and

          (3) development and implementation of local advertising and promotional programs; and

          (4) general operating and management procedures of BOSTON MARKET Units; and

          (5) establishing and conducting employee training programs at the UNIT; and

          (6)  opening the Unit.

Such guidance shall, in the discretion of COMPANY, be furnished in the form of COMPANY's Manuals (defined below in this Section), bulletins, video or audio cassette tapes, computer diskettes, written materials, reports and recommendations, other materials and intangibles, refresher training programs and/or telephonic consultations or consultations at the offices of COMPANY or at the UNIT. If special training of UNIT personnel or other assistance in operating the UNIT is requested by FRANCHISE OWNER and COMPANY determines in its sole discretion that such training or assistance or assistance should take place at the UNIT, all expenses for such training or assistance shall be paid by FRANCHISE OWNER, including, without limitation, COMPANY's per diem charges and travel and living expenses for COMPANY personnel.

     5.C. MANUALS.
          -------

     COMPANY shall loan to FRANCHISE OWNER, for its sole use, one (1) copy of a set of COMPANY's confidential manuals relating to the development and operation of BOSTON MARKET Units, which may consist of one or more volumes, handbooks, manuals, written materials, video or audio cassette tapes, computer diskettes or any other materials or intangibles, as may be modified, added, replaced or supplemented by COMPANY from time to time in its sole discretion, whether by way of supplements, replacement pages, Franchise Bulletin disclosures, or other official pronouncements or means (collectively the "Manuals"). The

Manuals shall contain specifications, standards, policies and procedures prescribed from time to time by COMPANY for BOSTON MARKET Units and information relative to other obligations of FRANCHISE OWNER hereunder and the operation of a BOSTON MARKET Unit. The Manuals may be modified from time to time at COMPANY's sole discretion to reflect changes in the BOSTON MARKET System or specifications, standards, policies and procedures for BOSTON MARKET Units, to specify brands, types and/or models of equipment which must be used by FRANCHISE OWNER in the operation of the UNIT, and to specify changes in the decor, format, image, Products, services and operations of a BOSTON MARKET Unit prescribed by COMPANY or such other changes or additions as COMPANY deems necessary or advisable. FRANCHISE OWNER shall keep its copy of the Manuals current by immediately inserting all modified pages or materials furnished by COMPANY. In the event of a dispute about the contents of the Manuals, the master copies maintained by COMPANY at its principal office shall be controlling. FRANCHISE OWNER acknowledges that the Manuals are proprietary and confidential and, therefore, agrees that it will not, at any time, disclose, copy or distribute any part of the Manuals.

6.   MARKS.
     -----

     6.A. GOODWILL AND OWNERSHIP OF MARKS.
          -------------------------------

     FRANCHISE OWNER acknowledges that FRANCHISE OWNER's right to use the Marks is limited to the development and operation of the UNIT by FRANCHISE OWNER pursuant to and in compliance with this Agreement and all applicable standards, specifications, and operating procedures prescribed by COMPANY from time to time during the term of the Franchise, and is derived solely from this Agreement. Any unauthorized use of the Marks by FRANCHISE OWNER shall constitute a breach of this Agreement and an infringement of the rights of COMPANY in and to the Marks. FRANCHISE OWNER acknowledges and agrees that all usage of the Marks by FRANCHISE OWNER and any goodwill established thereby shall inure to the exclusive benefit of COMPANY and that this Agreement does not confer any goodwill or other interests in the Marks upon FRANCHISE OWNER (other than the right to operate the UNIT in compliance with this Agreement). All provisions of this Agreement applicable to the Marks shall apply to any other trademarks, service marks, commercial symbols and trade dress hereafter authorized, in writing (including by inclusion in COMPANY's Identification Standards Manual or any Trademark or Advertising Compliance Guide issued to franchise owners by COMPANY), for use by and licensed to FRANCHISE OWNER by COMPANY.

     6.B. LIMITATIONS ON FRANCHISE OWNER'S USE OF MARKS.
          ---------------------------------------------

     FRANCHISE OWNER agrees to use the Marks as the sole trade identification of the UNIT, provided that FRANCHISE OWNER shall identify itself as the independent owner of the UNIT in the manner prescribed by COMPANY. FRANCHISE OWNER shall not use any Mark as part of any corporate name or other name of FRANCHISE OWNER or with any prefix, suffix, or other modifying words, terms, designs, or symbols, or in any modified form, nor may FRANCHISE OWNER use any Mark in connection with the performance or sale of any unauthorized services or products or in any other manner not expressly authorized in writing by COMPANY. FRANCHISE OWNER agrees to display the Marks prominently in the manner prescribed by COMPANY at the UNIT and in connection with advertising and marketing materials. FRANCHISE OWNER agrees to give such notices of trademark and service mark registrations as COMPANY specifies and to obtain such business name registrations as may be required under applicable law.

     6.C. NOTIFICATION OF INFRINGEMENTS AND CLAIMS.
          ----------------------------------------

     FRANCHISE OWNER shall immediately notify COMPANY of any apparent infringement of or challenge to FRANCHISE OWNER's authorized use of any Mark, or claim by any person of any rights in any Mark, and FRANCHISE OWNER shall not communicate with any person other than COMPANY and its counsel in connection with any such infringement, challenge or claim. COMPANY shall have sole discretion to take such action as it deems appropriate in connection with the foregoing, and the right to control exclusively any settlement, litigation, arbitration or Patent and Trademark Office or other proceeding arising out of any such alleged infringement, challenge or claim or otherwise relating to any Mark. FRANCHISE OWNER agrees to execute any and all instruments and documents, render such assistance, and do such acts and things as may, in the opinion of COMPANY's counsel, be necessary or advisable to protect and maintain the interests of COMPANY in any litigation or other proceeding or to otherwise protect and maintain the interests of COMPANY in the Marks. COMPANY will reimburse FRANCHISE OWNER for the reasonable out-of-pocket expenses incurred and paid by FRANCHISE OWNER in complying with the requirements imposed by this Paragraph.

     6.D. DISCONTINUANCE OF USE OF MARKS.
          ------------------------------

     If it becomes advisable at any time in COMPANY's sole judgment for the UNIT to modify or discontinue use of any Mark and/or for the UNIT to use one or more additional or substitute trademarks or service marks or an additional or substitute type of trade dress, FRANCHISE OWNER agrees to immediately comply with COMPANY's directions to modify or otherwise discontinue the use of such Mark, and/or to use one or more additional or substitute trademarks, service marks, logos or commercial symbols or additional or substitute trade dress after notice thereof by COMPANY. Neither COMPANY nor its Affiliates shall have any obligation to reimburse FRANCHISE OWNER for any expenditures made by FRANCHISE OWNER to modify or discontinue the use of a Mark or to adopt additional marks or substitutes for a discontinued Mark, including, without limitation, any expenditures relating to advertising or promotional materials or to compensate FRANCHISE OWNER for any goodwill related to the discontinued Mark.

     6.E. INDEMNIFICATION OF FRANCHISE OWNER.
          ----------------------------------

     COMPANY agrees to indemnify FRANCHISE OWNER against and to reimburse FRANCHISE OWNER for all damages for which FRANCHISE OWNER is held liable in any proceeding arising out of FRANCHISE OWNER's authorized use of any Mark, pursuant to and in compliance with this Agreement, and for all costs reasonably incurred by FRANCHISE

OWNER in the defense of any such claim brought against FRANCHISE OWNER or in any such proceeding in which FRANCHISE OWNER is named as a party, provided that FRANCHISE OWNER has timely notified COMPANY of such claim or proceeding, has given COMPANY sole control of the defense and settlement of any such claim, and has otherwise complied with this Agreement.

7.   COPYRIGHTS.
     ----------

     7.A. OWNERSHIP OF COPYRIGHTS.
          -----------------------

     FRANCHISE OWNER and COMPANY acknowledge and agree (1) that COMPANY may authorize FRANCHISE OWNER to use certain copyrighted or copyrightable works (the "Copyrighted Works"), (2) that the Copyrighted Works are the valuable property of COMPANY or its Affiliates and (3) that the FRANCHISE OWNER's rights to use the Copyrighted Works are granted to FRANCHISE OWNER solely on the condition that FRANCHISE OWNER complies with the terms of this Section. FRANCHISE OWNER acknowledges and agrees that COMPANY owns or is the licensee of the owner of the Copyrighted Works and will further create, acquire or obtain licenses for certain copyrights in various works of authorship used in connection with the operation of BOSTON MARKET Units, including, but not limited to, all categories of works eligible for protection under the United States copyright law, all of which shall be deemed to be Copyrighted Works under this Agreement. Such Copyrighted Works include, but are not limited to, the Manuals, advertisements, promotional materials, labels, menus, posters, coupons, gift certificates, and signs and may include all or part of the Marks, Licensed Program, Trade Dress and other portions of the BOSTON MARKET System. COMPANY intends that all works of authorship related to the BOSTON MARKET System which are created in the future will be owned by it or its Affiliates.

     7.B. LIMITATION ON FRANCHISE OWNER'S USE OF COPYRIGHTS.
          -------------------------------------------------

     FRANCHISE OWNER acknowledges that FRANCHISE OWNER's right to use the Copyrighted Works is limited to the use of such Copyrighted Works pursuant to and in compliance with this Agreement and all applicable standards, specifications, and operating procedures prescribed by COMPANY from time to time during the term of this Agreement, and is derived solely from this Agreement. FRANCHISE OWNER shall ensure that all Copyrighted Works used hereunder shall bear an appropriate copyright notice under the Universal Copyright Convention or other copyright laws prescribed by COMPANY specifying that COMPANY or an Affiliate of COMPANY is the owner of the copyright. Any unauthorized use, adaptation, publication, reproduction, preparation of derivative works, distribution of copies (whether by sale or other transfer of ownership, or by rental, lease or lending), public performance of such works or attempts to recreate all or a portion of such Copyrighted Works shall constitute a breach of this Agreement and an infringement of the rights of COMPANY in and to the Copyrighted Works. FRANCHISE OWNER acknowledges that this Agreement does not confer any interest in the Copyrighted Works upon FRANCHISE OWNER, other than the right to operate the UNIT in compliance with this Agreement. If COMPANY authorizes FRANCHISE

OWNER to prepare any adaptation, translation or work derived from the Copyrighted Works, or if FRANCHISE OWNER prepares any Copyrighted Works such as menus, advertisements, posters or promotional material, FRANCHISE OWNER hereby agrees that such adaptation, translation, derivative work or Copyrighted Work shall be the property of COMPANY and FRANCHISE OWNER hereby assigns all its right, title and interest therein to COMPANY. FRANCHISE OWNER agrees to execute any documents, in recordable form, which COMPANY determines are necessary to reflect such ownership. FRANCHISE OWNER shall submit all such adaptations, translations, derivative works and Copyrighted Works to COMPANY for approval prior to use.

     7.C. NOTIFICATION OF INFRINGEMENTS AND CLAIMS.
          ----------------------------------------

     FRANCHISE OWNER shall immediately notify COMPANY of any actual or apparent infringement of or challenge to any of the Copyrighted Works, or claim by any person of any rights in the Copyrighted Works. FRANCHISE OWNER shall not communicate with any person other than COMPANY and its counsel in connection with any such infringement, challenge or claims. COMPANY shall have the sole discretion to take such action as it deems appropriate in connection with the foregoing, and the right to control exclusively any settlement, litigation, arbitration or administrative proceeding arising out of any such alleged infringement, challenge or claim or otherwise relating to the Copyrighted Works. FRANCHISE OWNER agrees to execute any and all instruments and documents, render such assistance, and do such acts and things as may, in the opinion of COMPANY's counsel, be necessary or advisable to protect and maintain the interests of COMPANY in any litigation or other proceeding or to otherwise protect and maintain the interests of COMPANY in the Copyrighted Works. COMPANY will reimburse FRANCHISE OWNER for the reasonable out-of-pocket expenses incurred and paid by FRANCHISE OWNER in complying with the requirements imposed by this Paragraph.

     7.D. DISCONTINUANCE OF USE.
          ---------------------

     If it becomes advisable at any time in COMPANY's sole judgment for FRANCHISE OWNER to modify or discontinue use of any of the Copyrighted Works and/or for FRANCHISE OWNER to use one or more additional or substitute copyrighted or copyrightable items, FRANCHISE OWNER agrees to immediately comply with COMPANY's directions to modify or otherwise discontinue the use of the copyrighted materials and/or to use any substitute materials specified by COMPANY. Neither COMPANY nor its Affiliates shall have any obligation to reimburse FRANCHISE OWNER for any expenditures made by FRANCHISE OWNER to modify or discontinue the use of any Copyrighted Work or to adopt additional or substitute copyrighted or copyrightable items.

8.   RELATIONSHIP OF THE PARTIES/INDEMNIFICATION.
     -------------------------------------------

     8.A.  INDEPENDENT CONTRACTORS.
           -----------------------

     It is understood and agreed by the parties hereto that this Agreement does not create a fiduciary relationship between them, that COMPANY and FRANCHISE OWNER are and shall be independent contractors, and that nothing in this Agreement is intended to make either party a general or special agent, joint venturer, partner, or employee of the other for any purpose. FRANCHISE OWNER shall conspicuously identify itself in all dealings with customers, suppliers, vendors, public officials, FRANCHISE OWNER personnel, and others as the owner of the UNIT under a franchise granted by COMPANY and shall conspicuously and prominently place such other notices of independent ownership on the Site and on such forms, business cards, stationery, advertising, and other materials as COMPANY may require from time to time.

     8.B.  NO LIABILITY FOR ACTS OF OTHER PARTY.
           ------------------------------------

     FRANCHISE OWNER shall not employ any of the Marks in signing any contract, application for any license or permit, or in a manner that may result in liability of COMPANY or its Affiliates for any indebtedness or obligation of FRANCHISE OWNER, nor will FRANCHISE OWNER use the Marks in any way not expressly authorized herein. Except as expressly authorized in writing, neither COMPANY nor FRANCHISE OWNER shall make any express or implied agreements, warranties, guarantees or representations, or incur any debt in the name of or on behalf of the other, or represent that their relationship is other than franchisor and franchise owner, and neither COMPANY nor FRANCHISE OWNER shall be obligated by or have any liability under any agreements or representations made by the other that are not expressly authorized in writing, nor shall COMPANY be obligated for any damages to any person or property directly or indirectly arising out of the operation of the UNIT or FRANCHISE OWNER's business authorized by or conducted pursuant to the Franchise.

     8.C.  TAXES.
           -----

     COMPANY shall have no liability for any sales, value added, use, service, occupation, excise, gross receipts, income, property, payroll, employee withholding or other taxes, whether levied upon this Agreement, FRANCHISE OWNER, the UNIT or FRANCHISE OWNER's property, or upon COMPANY, in connection with the sales made or business conducted by FRANCHISE OWNER (except any taxes COMPANY is required by law to collect from FRANCHISE OWNER with respect to purchases from COMPANY). Payment of all such taxes shall be the responsibility of FRANCHISE OWNER.

     8.D.  INDEMNIFICATION.
           ---------------

     FRANCHISE OWNER agrees to indemnify, defend and hold COMPANY, its Affiliates, and their respective shareholders, directors, officers, employees, agents, successors and assignees harm less against and to reimburse them for (1) all claims, obligations and damages described in this Section, (2) any and all taxes described in Paragraph C of this Section, and

(3) any and all claims and liabilities directly or indirectly arising out of the development or operation of the UNIT (including, without limitation, breach or violation of any agreement, contract or commitment by FRANCHISE OWNER resulting from FRANCHISE OWNER's execution and delivery of this Agreement or performance of any of its obligations hereunder or liabilities asserted by owners or employees, agents or other representatives of FRANCHISE OWNER arising in connection with training provided by COMPANY or its Affiliates or designees or otherwise), the conduct of Catering Service or Delivery Service, the operation of Special Distribution Arrangements, unauthorized activities conducted in association with the Marks, or the transfer of any interest in this Agreement, the Franchise, the UNIT, some or all of the assets of the UNIT (other than sales in the ordinary course of business) or FRANCHISE OWNER, in any manner not in accordance with this Agreement, to the extent that such claims, obligations, damages, taxes, losses or liabilities do not arise solely from the gross negligence or wrongful conduct of COMPANY. For purposes of this indemnification, "claims" shall mean and include all obligations to customers and others, actual, consequential, special, and punitive damages, and costs incurred in the defense of any claim against COMPANY, including, without limitation, reasonable accountants', attorneys', attorney assistants', arbitrators' and expert witness fees, costs of investigation and proof of facts, court costs, other litigation expenses, and travel and living expenses. COMPANY shall have the right to defend any such claim against it in such manner as COMPANY deems appropriate or desirable in its sole discretion. This indemnity shall continue in full force and effect subsequent to and notwithstanding the expiration or termination of this Agreement.

9.   CONFIDENTIAL INFORMATION; EXCLUSIVE RELATIONSHIP.
     ------------------------------------------------

     9.A.  CONFIDENTIAL INFORMATION.
           ------------------------

     COMPANY possesses and will further develop and acquire certain confidential and proprietary information and trade secrets including, but not limited to, the following categories of information, methods, techniques, procedures and knowledge developed or to be developed by COMPANY, its consultants or contractors, its Affiliates or its designees, and/or franchise owners and developers (the "Confidential Information"):

           (1) methods, techniques, equipment, specifications, standards, policies, procedures, information, concepts and systems relating to and knowledge of and experience in the development, operation and franchising of BOSTON MARKET Units; and

           (2)  marketing and promotional programs for BOSTON MARKET Units; and

           (3) knowledge concerning the logic, structure and operation of computer software programs which COMPANY authorizes for use in connection with the operation of BOSTON MARKET Units (including, without limitation, the Licensed Program) and all additions, modifications and enhancements thereof, and all data generated from use of such programs, including, without limitation, the logic, structure and operation of the data base file structures containing such data and all additions, modifications and enhancements thereof; and

           (4) sales data and information concerning consumer preferences and inventory requirements for Products, materials and supplies, and specifications for and knowledge of suppliers of certain materials, equipment and fixtures for BOSTON MARKET Units; and

           (5) ingredients, formulas, marinades, mixes, spices, seasonings, sauces, recipes for, and methods of preparation, cooking, serving, packaging, catering and delivery of, Products sold at BOSTON MARKET Units; and

           (6) information concerning Product sales, operating results, financial performance and other financial data of BOSTON MARKET Units; and

           (7) the Manuals and the Development Manual (defined in the Development Agreement); and

           (8)  customer lists and Product sales of the UNIT; and

           (9)  employee selection procedures, training and staffing levels.

     COMPANY will disclose such parts of the Confidential Information as COMPANY deems necessary or advisable from time to time in its sole discretion for the operation of a BOSTON MARKET Unit to FRANCHISE OWNER during training, and in guidance and assistance furnished to FRANCHISE OWNER during the term of the Franchise, and FRANCHISE OWNER may learn or otherwise obtain from COMPANY additional Confidential Information of COMPANY during the term of the Franchise. FRANCHISE OWNER acknowledges and agrees that neither FRANCHISE OWNER nor any other person or entity will acquire by or through FRANCHISE OWNER any interest in or right to use the Confidential Information other than the FRANCHISE OWNER's right to utilize it in the operation of the UNIT, and that the use or duplication of the Confidential Information in any other business would constitute an unfair method of competition with COMPANY and other BOSTON MARKET Unit developers and franchise owners. FRANCHISE OWNER agrees to disclose the Confidential Information to its Owners and to employees of the UNIT only to the extent reasonably necessary for the operation of the UNIT and if such individuals have agreed to maintain such information in confidence in an agreement enforceable by COMPANY.

     FRANCHISE OWNER acknowledges and agrees that the Confidential Information is confidential to and a valuable asset of COMPANY, is proprietary, includes trade secrets of COMPANY, and is disclosed to FRANCHISE OWNER solely on the condition that FRANCHISE OWNER, its Owners and its employees who have access to the Confidential Information agree, and FRANCHISE OWNER does hereby agree, that, during and after the term of this Agreement, FRANCHISE OWNER, its Owners and such employees:

           (a) will not use the Confidential Information in any other business or capacity; and

           (b) will maintain the absolute secrecy and confidentiality of the Confidential Information; and

           (c) will not make unauthorized copies of any portion of the Confidential Information disclosed in written or other tangible form; and

           (d) will adopt and implement all reasonable procedures prescribed from time to time by COMPANY to prevent unauthorized use or disclosure of or access to the Confidential Information, including, without limitation, requiring employees and Owners who will have access to such information to execute non-competition and confidentiality agreements in the form attached hereto as Exhibit F (the "Confidentiality and Non-Competition Agreement").
               ---------
     FRANCHISE OWNER shall provide COMPANY, at its request, executed originals of each such Confidentiality and Non-Competition Agreement.

     Notwithstanding the foregoing and any other provision of this Agreement, FRANCHISE OWNER may use the Confidential Information in connection with the operation of other BOSTON MARKET Units (in addition to the UNIT) pursuant to other franchise agreements with COMPANY.

     Notwithstanding anything to the contrary contained in this Agreement and provided FRANCHISE OWNER shall have obtained COMPANY's prior written consent, the restrictions on FRANCHISE OWNER's disclosure and use of the Confidential Information shall not apply to the following:

           (i) information, methods, procedures, techniques and knowledge which are or become generally known in the food service business in the Territory, other than through disclosure (whether deliberate or inadvertent) by FRANCHISE OWNER; and

           (ii) the disclosure of the Confidential Information in judicial or administrative proceedings to the extent that FRANCHISE OWNER is legally compelled to disclose such information, provided FRANCHISE OWNER has notified COMPANY prior to disclosure and shall have used its best efforts to obtain, and shall have afforded COMPANY the opportunity to obtain an appropriate protective order or other assurance satisfactory to COMPANY of confidential treatment for the information required to be so disclosed.

     FRANCHISE OWNER agrees to disclose to COMPANY all ideas, concepts, methods, techniques and products conceived or developed by FRANCHISE OWNER, its affiliates, Owners or employees during the term of this Agreement relating to the development and operation of BOSTON MARKET Units, provided that FRANCHISE OWNER will not be obligated to make such disclosures if doing so would violate any contractual obligations of FRANCHISE OWNER (or DEVELOPER, if applicable) which:

           (A) arose prior to DEVELOPER's execution of the Development Agreement (or, if there is no Development Agreement, then which arose prior to FRANCHISE OWNER's execution of this Agreement); and

           (B) DEVELOPER disclosed to COMPANY in writing prior to or upon execution of the Development Agreement (if there is no Development Agreement, then which FRANCHISE OWNER disclosed to COMPANY in writing prior to or upon execution of this Agreement).

FRANCHISE OWNER hereby grants to COMPANY and agrees to procure from its Affiliates, Owners or employees a perpetual, non-exclusive, and worldwide right to use same in all food service businesses operated by COMPANY or its Affiliates, franchisees and designees. COMPANY shall have no obligation to make any lump sum or on-going payments to FRANCHISE OWNER with respect to any such idea, concept, method, technique or product. FRANCHISE OWNER agrees that FRANCHISE OWNER will not use nor will it allow any other person or entity to use any such concept, method, technique or product without obtaining COMPANY's prior written approval.

     9.B.  EXCLUSIVE RELATIONSHIP.
           ----------------------

     FRANCHISE OWNER acknowledges and agrees that COMPANY would be unable to protect the Confidential Information against unauthorized use or disclosure and would be unable to encourage a free exchange of ideas and information among franchise owners and developers of BOSTON MARKET Units, if franchise owners, developers and their Principal Owners (and members of their immediate families) were permitted to engage in, hold interests in or perform services for Competitive Businesses. FRANCHISE OWNER further acknowledges and agrees that the restrictions contained in this Paragraph B will not hinder its activities or the activities of its Principal Owners under this Agreement or in general. COMPANY has entered into this Agreement with FRANCHISE OWNER on the express condition that, with respect to the operation of food service businesses that sell Products, FRANCHISE OWNER and its Principal Owners and members of their respective immediate families will deal exclusively with COMPANY. FRANCHISE OWNER therefore agrees that during the term of this Agreement, neither FRANCHISE OWNER nor any Principal Owner of FRANCHISE OWNER, nor any member of the Immediate Family of FRANCHISE OWNER or any Principal Owner of FRANCHISE OWNER, shall directly or indirectly:

           (1) have any interest as a record or beneficial owner in any Competitive Business (this restriction shall not be applicable to the ownership of shares of a class of securities listed on a stock exchange or traded on the over-the-counter market and quoted on a national inter-dealer quotation system that represent less than three percent (3%) of the number of shares of that class of securities issued and outstanding);

           (2) perform services as a director, officer, manager, employee, consultant, representative, agent, or otherwise for any Competitive Business; or

           (3) divert or attempt to divert any business or any customers of any BOSTON MARKET Unit to any Competitive Business.

FRANCHISE OWNER also agrees that, during the term of this Agreement, neither FRANCHISE OWNER nor any Principal Owner of FRANCHISE OWNER, nor any member of the Immediate Family of FRANCHISE OWNER nor a Principal Owner of FRANCHISE OWNER shall directly or indirectly employ or seek to employ any person who is employed by COMPANY, its Affiliates or by any other developer or franchise owner of BOSTON MARKET Units, nor induce any such person to leave said employment without the prior written consent of such person's employer. Furthermore, if FRANCHISE OWNER is a corporation, partnership or limited liability company, it will not engage in any business or other activity, directly or indirectly, other than the development and operation of the UNIT and other BOSTON MARKET Units developed and operated pursuant to other agreements with COMPANY.

     FRANCHISE OWNER acknowledges and agrees that the failure of any person or entity restricted pursuant to this Paragraph B to comply with the restrictions of this Paragraph B (regardless of whether that person or entity actually has executed this Agreement) or a Confidentiality and Non-Competition Agreement shall constitute a breach of this Agreement.

     The restrictions of this Paragraph B shall not be construed to prohibit FRANCHISE OWNER, any Principal Owner of FRANCHISE OWNER, or any member of the Immediate Family of FRANCHISE OWNER or its Principal Owners from having a direct or indirect ownership interest in any BOSTON MARKET Unit, development agreements or franchise agreements for the development or operation of BOSTON MARKET Units, or any entity owning, controlling or operating BOSTON MARKET Units, or from providing services to any such BOSTON MARKET Units pursuant to other agreements with COMPANY. Furthermore, the restrictions of this Paragraph B shall not prohibit FRANCHISE OWNER, any Principal Owner, or any member of the Immediate Family of FRANCHISE OWNER or a Principal Owner (to the extent any such person(s) is an individual) from performing services for or having an ownership interest in a Permitted Competitive Business, or from conducting customary promotion and advertising of a Permitted Competitive Business. Such person(s) and business(es), if any, are identified in Exhibit E of the Development Agreement
                                        ---------
(or, if there is no Development Agreement, then such person(s) and business(es), if any, are identified in Exhibit C attached to this Agreement as provided above
                          ---------
in the definition of Permitted Competitive Business).

10.  FEES.
     ----

     10.A. INITIAL FRANCHISE FEE.
           ---------------------

     FRANCHISE OWNER agrees to pay to COMPANY upon execution of this Agreement an initial franchise fee (the "Initial Franchise Fee") in the amount of Thirty-Five Thousand Dollars ($35,000.00), less any applicable deposits to be applied pursuant to the terms of the Development Agreement. The Initial Franchise Fee (and any deposits applicable thereto under the Development Agreement) shall be fully earned by COMPANY upon the earlier of payment thereof or execution of this Agreement. The Initial Franchise Fee is non-refundable in whole or in part. The Initial Franchise Fee is paid to compensate COMPANY for various services provided to FRANCHISE OWNER, including but not limited to providing initial training, furnishing plans and specifications for the UNIT and inspecting the UNIT prior to opening, and not as compensation for the use of the Copyrighted Works, Marks or Trade Dress.

     10.B. ROYALTY FEE.
           -----------

     FRANCHISE OWNER agrees to pay to COMPANY a continuing royalty fee (the "Royalty Fee") in the amount of five percent (5%) of the UNIT's Royalty Base Revenue (as defined in Paragraph C. of this Section). The Royalty Fee shall be payable to COMPANY on or before the twentieth (20th) day of each Accounting Period on the UNIT's Royalty Base Revenue for the immediately preceding Accounting Period. The Royalty Fee is paid, in part, to compensate COMPANY for various services provided to FRANCHISE OWNER after the UNIT opens, including, but not limited to, quality, service, and cleanliness inspections. COMPANY, upon written notice to FRANCHISE OWNER shall have the right to change the timing of FRANCHISE OWNER's payments of Royalty Fees and Marketing Contributions (as defined below) due under this Agreement, provided that COMPANY shall make such payments due no more frequently than twice each Accounting Period. FRANCHISE OWNER shall not subordinate to any other obligation its obligation to pay the Royalty Fee or any other fee or charge hereunder.

     10.C. DEFINITION OF "ROYALTY BASE REVENUE".
           -----------------------------------

     As used in this Agreement, the term "Royalty Base Revenue" shall mean and include the gross revenue from all sales of Products and all other products and services sold or performed by or for FRANCHISE OWNER or the UNIT in, upon, from, or away from the UNIT, or through or by means of the business conducted pursuant to this Agreement, whether for cash or credit, including any assumed gross revenue calculated for the purpose of an insurance claim for lost profits to the extent such claim is paid by the insurer, but excluding: (1) all sales or service taxes collected from customers and paid or payable to the appropriate taxing authority; (2) all customer refunds, valid discounts and coupons, and credits made by the UNIT (such exclusions shall not include any reductions for credit card user fees, returned checks or reserves for bad credit or doubtful accounts); and (3) any portion of employee meals for which FRANCHISE OWNER does not charge the employee.

     10.D. INTEREST ON LATE PAYMENTS.
           -------------------------

     All Royalty Fees, contributions to the Marketing Fund (as defined below) and the Local Ad Fund (defined below) (contributions to the Marketing Fund and Local Ad Fund are collectively referred to herein as "Marketing Contributions"), amounts due for purchases by FRANCHISE OWNER from COMPANY or its Affiliates, and other amounts which FRANCHISE OWNER owes to COMPANY or its Affiliates, shall bear interest after due date at a rate equal to the lesser of: (1) eighteen percent (18%) per annum for the number of days which such payment is overdue; or
(2) the highest legal rate permitted by applicable law.

FRANCHISE OWNER acknowledges that this Paragraph shall not constitute COMPANY's agreement to accept such payments after same are due or a commitment by COMPANY to extend credit to, or otherwise finance FRANCHISE OWNER's operation of the UNIT. Further, FRANCHISE OWNER acknowledges that failure to pay all such amounts when due shall, notwithstanding the provisions of this Paragraph, constitute grounds for termination of this Agreement, as provided in this Agreement.

     10.E. APPLICATION OF PAYMENTS.
           -----------------------

     Notwithstanding any designation by FRANCHISE OWNER, COMPANY shall have sole discretion to apply any payments received from FRANCHISE OWNER or any indebtedness of COMPANY to FRANCHISE OWNER, to any past due indebtedness of FRANCHISE OWNER for Royalty Fees, Marketing Contributions, purchases from COMPANY or its Affiliates, interest, or any other indebtedness of FRANCHISE OWNER to COMPANY or its Affiliates.

     10.F. ELECTRONIC FUNDS TRANSFER.
           -------------------------

     COMPANY reserves the right to require FRANCHISE OWNER to remit Royalty Fees, Marketing Contributions and any other amounts due to COMPANY hereunder via electronic funds transfer or other similar means utilizing the Computer System or otherwise. If COMPANY notifies FRANCHISE OWNER to use such payment method, FRANCHISE OWNER agrees to comply with procedures specified by COMPANY in this Paragraph and the Manuals, and/or perform such acts and deliver and execute such documents as may be necessary to assist in or accomplish payment by the method described in this Paragraph. On the twentieth (20th) day of each Accounting Period or at such other times directed by COMPANY in accordance with the terms of this Agreement, FRANCHISE OWNER shall report to COMPANY by telephone or electronic means the true and correct Royalty Base Revenue of the UNIT for the immediately preceding Accounting Period. FRANCHISE OWNER shall give COMPANY authorization (in the form attached hereto as Exhibit D or such other form as
                                              ---------
COMPANY shall accept) for direct debits from FRANCHISE OWNER's business bank operating account. Under this procedure FRANCHISE OWNER shall authorize COMPANY to initiate debit entries and/or credit correction entries to a designated checking or savings account for payments of Royalty Fees, Marketing Contributions and other amounts payable under this Agreement and any interest charges due thereon. FRANCHISE OWNER shall make the funds available to COMPANY for withdrawal by electronic transfer no later than the due date for payment therefor. The amount actually transferred from FRANCHISE OWNER's account shall be based on the UNIT's Royalty Base Revenue indicated on the Computer System or on FRANCHISE OWNER's reports to COMPANY as required hereunder. If FRANCHISE OWNER has not reported the UNIT's Royalty Base Revenue to COMPANY for any reporting period as required above, then COMPANY shall be authorized to debit FRANCHISE OWNER's account in an amount equal to the fees transferred from FRANCHISE OWNER's account for the last reporting period for which a report of the UNIT's Royalty Base Revenue was provided to COMPANY as required hereunder. At COMPANY's option, FRANCHISE OWNER agrees that COMPANY also may base the amount of such debit on information retrieved from the Computer System. If, at any time, COMPANY determines that FRANCHISE OWNER has underreported the UNIT's Royalty Base Revenue, or underpaid Royalty Fees, Marketing Contributions or other amounts due hereunder, COMPANY shall be authorized to initiate immediately a debit to FRANCHISE OWNER's account in the appropriate amount in accordance with the foregoing procedure, plus interest as provided for in this Agreement. Any overpayment shall be credited to FRANCHISE OWNER's account through a credit effective as of the first reporting date after FRANCHISE OWNER and COMPANY determine that such credit is due.

11.  UNIT IMAGE AND OPERATION.
     ------------------------

     11.A. CONDITION AND APPEARANCE OF THE UNIT.
           ------------------------------------

     FRANCHISE OWNER agrees that:

           (1) neither the UNIT nor the Site will be used for any purpose other than the operation of a BOSTON MARKET Unit in full compliance with this Agreement or other agreements with COMPANY; and

           (2) FRANCHISE OWNER will maintain the condition and appearance of the UNIT, its equipment, furnishings, fixtures, signs and vehicles in accordance with the specifications and standards of COMPANY and consistent with the image of a BOSTON MARKET Unit as a first-class, clean, sanitary, attractive and efficiently operated food service business; and

           (3) FRANCHISE OWNER will perform such maintenance (including, without limitation, maintenance procedures and routines which COMPANY prescribes from time to time) with respect to the decor, equipment, fixtures, furnishings, vehicles, and signs of the UNIT and the Site, as may be required or directed by COMPANY from time to time to maintain such condition, appearance, and efficient operation, including, without limitation:

                (a) continuous and thorough cleaning and sanitation of the interior and exterior of the UNIT; and

                (b) thorough repainting and redecorating of the interior and exterior of the UNIT and/or the Site at reasonable intervals; and

                (c)  interior and exterior repair of the UNIT and/or the Site;
           and

                (d) repair or replacement of damaged, worn out or obsolete furnishings, equipment, vehicles, fixtures and signs, provided that COMPANY will not require FRANCHISE OWNER to replace any obsolete equipment unless COMPANY has initiated a program to replace such equipment as it becomes necessary in other BOSTON MARKET Units operated within the Market Area to the extent COMPANY has a contractual right to require such replacements at such BOSTON MARKET Units; and

           (4) FRANCHISE OWNER will not make any material alterations to the Site, or to the appearance of the UNIT as originally developed, without prior approval in writing by COMPANY; and

           (5) subject to approval by COMPANY of plans, layouts and designs, FRANCHISE OWNER will remodel, expand, redecorate, re-equip and refurnish the Site and the UNIT at reasonable intervals determined by COMPANY to reflect changes in the operation of BOSTON MARKET Units prescribed by COMPANY and required of new BOSTON MARKET Unit franchise owners, provided that:

                (a) COMPANY has initiated a program to begin such changes with respect to other BOSTON MARKET Unit operated within the Market Area, to the extent COMPANY has the contractual right to require any such BOSTON MARKET Units to do so; and

                (b) FRANCHISE OWNER shall have a reasonable time period (not less than five (5) years) to amortize the costs of such improvements, or equipment, vehicles, fixtures and furnishings;

     it being understood and agreed by FRANCHISE OWNER that the provision of Delivery Service from the UNIT and/or Catering Service from a Catering Facility, if authorized or required by COMPANY, may require FRANCHISE OWNER to incur additional costs to obtain equipment, vehicles, fixtures, furnishings and furniture and improve the UNIT to provide such services in accordance with COMPANY's standards and specifications therefor; and

           (6) FRANCHISE OWNER will place or display at the UNIT (interior and exterior) only such signs, emblems, lettering, logos, and display and advertising materials that are from time to time approved by COMPANY.

     In addition to COMPANY's rights to terminate this Agreement as set forth herein, if FRANCHISE OWNER does not maintain the condition and appearance of the UNIT as herein required, COMPANY may, upon not less than ten (10) days' written notice (or, in cases of health or sanitation hazards or other public endangerment, immediately on oral or written notice) to FRANCHISE OWNER:

           (i) arrange for the necessary cleaning or sanitation, repair, remodeling, upgrading, painting or decorating; or

           (ii) replace the necessary fixtures, furnishings, equipment, vehicles, or signs. FRANCHISE OWNER shall pay the entire cost thereof on or before the fifth (5th) day following the receipt of a bill for such work from COMPANY.

     11.B. UNIT MENU AND SERVICES.
           ----------------------

     FRANCHISE OWNER agrees that the UNIT shall (1) offer for sale all Products (and no other products) and (2) provide only the following services (and no other services) (a) the carry-out service and on-premises dining that COMPANY authorizes and requires, (b) the Delivery Service that COMPANY, in its sole discretion, may authorize and/or require from time to time for the UNIT pursuant to a Delivery Rider and (c) the Catering Service that COMPANY in its sole discretion may authorize FRANCHISE OWNER to provide from the UNIT (or a Catering Facility) pursuant to a Catering Rider. FRANCHISE OWNER agrees that the UNIT shall not offer for sale or sell any products or services at or from the UNIT which have not been approved in writing by COMPANY or use the Site or UNIT for any purpose other than the operation of a BOSTON MARKET Unit. FRANCHISE OWNER shall be required to meet COMPANY's specifications, standards and procedures for carry-out service and on-premises dining and Delivery Service, if applicable, which COMPANY prescribes from time to time in the Manuals or otherwise in writing. FRANCHISE OWNER acknowledges that not all BOSTON MARKET Units shall be authorized by COMPANY to provide Catering Service and/or Delivery Service. FRANCHISE OWNER agrees that the UNIT shall not provide any such services at, from or away from the Site until COMPANY, in its sole discretion, has approved the UNIT (or a Catering Facility) in writing for the conduct of such services and COMPANY and FRANCHISE OWNER have executed the applicable Rider to this Agreement. FRANCHISE OWNER also acknowledges and agrees that the packaging of Products for purposes of carry-out service, on-premises dining, Delivery Service and Catering Service is important to the image of the BOSTON MARKET System, and that therefore FRANCHISE OWNER shall not sell any Products that have not been packaged in accordance with COMPANY's specifications, standards and procedures prescribed in the Manuals or otherwise in writing. FRANCHISE OWNER also acknowledges and agrees that if COMPANY requires the UNIT to offer Delivery Service as provided herein, or requires the UNIT and other BOSTON MARKET Units in the Market Area (or, in COMPANY's sole discretion, the trade area of the UNIT as determined by COMPANY in its reasonable discretion) to offer new or substitute products not currently offered at BOSTON MARKET Units in the Market Area (or such trade area), FRANCHISE OWNER agrees to offer such services and/or products in compliance with COMPANY's specifications, standards and procedures prescribed in the Manuals or otherwise in writing and to diligently pursue obtaining any permits and take such actions (including, without limitation, constructing improvements and acquiring fixtures, furnishings, equipment, supplies and materials) required to offer such products and/or services. FRANCHISE OWNER acknowledges and understands that such modifications to the services and/or products to be offered by the UNIT may require FRANCHISE OWNER to incur additional costs and expenses to operate the UNIT, including, without limitation, the purchase and/or lease of additional or substitute furnishings, furniture, fixtures, vehicles or equipment for Catering Service and/or Delivery Service, and FRANCHISE OWNER agrees to incur such expenses in connection therewith.

     FRANCHISE OWNER acknowledges that COMPANY may conduct quality, service, cleanliness, and other inspections of the UNIT from time to time to determine compliance with this Agreement and the standards and specifications applied by COMPANY from time to time and that satisfactory performance in such inspections is required hereunder. COMPANY also may designate an independent evaluation service to conduct a "mystery shopper" quality control and evaluation program with respect to COMPANY-owned and franchised BOSTON MARKET Units. FRANCHISE OWNER agrees that the UNIT will participate in such mystery shopper program, as prescribed and required by COMPANY and as may be more fully described in the Manuals or in writing by COMPANY, provided that COMPANY-owned and franchised BOSTON MARKET Units also will participate in such program to the extent COMPANY has the right to require such participation. FRANCHISE OWNER agrees to timely pay the then-current charges imposed by such evaluation service for the UNIT's participation in such program.

     11.C. APPROVED PRODUCTS, DISTRIBUTORS AND SUPPLIERS.
           ---------------------------------------------

     The reputation and goodwill of all BOSTON MARKET Units are based upon, and can only be maintained by, the sale of distinctive, high-quality Products, and the presentation, packaging and service of Products in an efficient and appealing manner. COMPANY has developed and shall continue to develop certain proprietary food products which will be prepared by or for COMPANY according to COMPANY's proprietary recipes and formulas. COMPANY also has developed and shall continue to develop standards and specifications for chicken and other food products, ingredients, seasonings, spices, sauces, mixes, marinades, beverages, materials and supplies incorporated in or used in the preparation, cooking, serving, packaging, catering and delivery of prepared food products authorized for sale at or from BOSTON MARKET Units.

     COMPANY has approved and shall review and continue to approve suppliers and distributors of the foregoing products, supplies and materials that meet its standards and requirements including, without limitation, standards and requirements relating to quality, quantity and portions, prices, volume capability, frequency of delivery, distribution methods and locations, standards of service, including prompt attention to complaints, consistency, reliability, financial capability, labor and customer relations and other criteria.
FRANCHISE OWNER agrees that the UNIT shall:

           (1) purchase those Products which are COMPANY's private label food products, materials, supplies and proprietary food products developed by or for COMPANY or its Affiliates whether or not pursuant to a special recipe or formula or bearing the Marks (collectively "Proprietary Items") only from COMPANY or designees required and licensed by COMPANY to manufacture, prepare, distribute and/or sell such products;

           (2) purchase only from distributors and suppliers approved or required by COMPANY all other goods and items authorized to be sold in the Unit, and other materials and supplies used in the preparation, baking, cooking, serving, packaging, delivery and catering of Products and equipment, menus, forms, paper and plastic products, packaging or other materials (collectively "Supplies and Materials"); and

           (3) purchase only from distributors and suppliers approved or required by COMPANY all Products, materials, supplies and food products other than Proprietary Items ("Non-Proprietary Items").

COMPANY may, in its sole discretion, designate which Products constitute Proprietary Items, and which of such Proprietary Items: (a) are required to be purchased from COMPANY or its designated suppliers; or (b) may be produced and/or prepared at the UNIT. COMPANY may from time to time modify the list of approved or required suppliers and distributors, and may designate itself or an Affiliate as a required manufacturer, supplier and/or distributor of certain equipment, products, materials, supplies or other items. FRANCHISE OWNER shall not, after receipt in writing of such modification, reorder any item from any supplier or distributor that is no longer approved. COMPANY may approve or require a single distributor or supplier for any products, materials or supplies and may approve or require a distributor or supplier only as to certain products, materials and supplies, and such approval may be temporary pending a further evaluation of such distributor or supplier by COMPANY. COMPANY may concentrate purchases with one or more distributors or suppliers to obtain lower prices and/or advertising support and/or services for the benefit of the BOSTON MARKET System and/or BOSTON MARKET Units. COMPANY may establish COMPANY or Affiliate-owned and operated food commissaries and distribution facilities which COMPANY may designate as an approved or required distributor or supplier.

     FRANCHISE OWNER shall notify COMPANY and submit to COMPANY such information, specifications and samples as COMPANY requests if the FRANCHISE OWNER proposes to purchase any goods, food products, ingredients, seasonings, spices, sauces, mixes, marinades, beverages, menus, equipment, forms, paper or plastic products, packaging or other materials or utensils from a distributor or supplier whom COMPANY has disapproved or not previously approved. COMPANY shall use its reasonable best efforts to notify FRANCHISE OWNER within one hundred twenty (120) days after receipt of all requested information and materials whether FRANCHISE OWNER is authorized to purchase such products from such distributor or supplier. If FRANCHISE OWNER fails to receive a notice of approval or disapproval within such one hundred twenty (120) day period, FRANCHISE OWNER may purchase such products from such distributor or supplier, provided that COMPANY's failure to give its approval or disapproval will not be deemed to constitute COMPANY's approval thereof. COMPANY may require FRANCHISE OWNER to reimburse COMPANY for its reasonable costs incurred in connection with the evaluation, inspection and supervision of such distributor or supplier.

     FRANCHISE OWNER shall at all times maintain an adequate inventory of approved food and paper products, beverages, ingredients and other products sufficient in quality and variety to realize the full potential of the UNIT.

     FRANCHISE OWNER acknowledges and agrees that COMPANY may, in its sole discretion, collect and retain all allowances, benefits, credits, monies, payments or rebates (collectively "Promotional Allowances") offered to FRANCHISE OWNER or COMPANY or its Affiliates by manufacturers, suppliers and distributors for promotional or advertising purposes based upon FRANCHISE OWNER's purchases of Proprietary Items, Supplies and Materials and

Non-Proprietary Items. FRANCHISE OWNER assigns to COMPANY or its designee all of FRANCHISE OWNER's right, title and interest in and to any and all such Promotional Allowances and authorizes COMPANY or its designee to collect any such Promotional Allowances for remission to: (a) the Marketing Fund (defined below) to the extent based on FRANCHISE OWNER's purchase of Non-Proprietary Items and Supplies and Materials, except as provided in clause (b) following; and (b) the general operating funds of COMPANY to the extent based on FRANCHISE OWNER's purchases of Proprietary Items, regardless of where purchased, as well as Non-Proprietary Items and Supplies and Materials purchased from COMPANY or its Affiliates. FRANCHISE OWNER acknowledges and agrees that under no circumstances will COMPANY or its Affiliates be required to contribute to the Marketing Fund any revenue made or collected by COMPANY or its Affiliates from sales to or purchases by FRANCHISE OWNER of any goods or services.

     11.D. SPECIFICATIONS, STANDARDS AND PROCEDURES.
           ----------------------------------------

     FRANCHISE OWNER acknowledges that the operation of the UNIT in strict compliance with COMPANY's high standards is important to COMPANY and other BOSTON MARKET Units and FRANCHISE OWNER agrees to maintain such high standards in the operation of the UNIT. The UNIT and all Products used and offered for sale at the UNIT shall at all times be maintained in a safe and sanitary condition. FRANCHISE OWNER agrees to comply strictly with all of COMPANY's mandatory specifications, standards and operating procedures relating to the appearance, function, cleanliness, days and hours of operation (days and hours of operation may vary somewhat among BOSTON MARKET Units based on COMPANY's reasonable judgment of the requirements of the UNIT's trade area and whether COMPANY has approved any special services to be offered at or from a site), and operation of a BOSTON MARKET Unit, including, but not limited to:

           (1) type, brand, quality, taste, weight, dimensions, ingredients, uniformity, manner of preparation, preservation and sale of all food products and beverages sold by the UNIT and all other products used in the packaging and sale thereof, including, without limitation, those pertaining to poultry items; and

           (2)  sales and marketing procedures and customer service; and

           (3)  advertising and promotional programs; and

           (4)  layout, decor and color scheme of the UNIT; and

           (5) recruitment, selection, training, appearance and dress of employees, including, without limitation, use of COMPANY's employee selection and training materials; and

           (6) safety, maintenance, appearance, cleanliness, sanitation, standards of service and operation of the UNIT; and

           (7) submission of requests for approval of brands of food and packaging products, supplies and suppliers; and

           (8) use and illumination of signs, posters, displays, standard formats and similar items; and

           (9)  identification of FRANCHISE OWNER as the owner of the UNIT; and

           (10) types of fixtures, furnishings, equipment, computer hardware and software, vehicles, and signs; and

           (11) carry-out dining, on-premises dining and Delivery Service (if authorized or required by COMPANY) and Catering Service and Special Distribution Arrangements (if authorized by COMPANY and agreed to by FRANCHISE OWNER); and

           (12) days and hours of operation; and

           (13) required and approved menu items; and

           (14) general staffing levels for the UNIT and number, type and qualifications of UNIT personnel; and

           (15) participation in market research and test programs required or approved by COMPANY concerning various aspects of the BOSTON MARKET System, including, without limitation, procedures, systems, techniques, furnishings, fixtures, equipment, ingredients, signs, labels, trade dress, logos, packaging, supplies, marketing materials and strategies, merchandising and new menu items and services. FRANCHISE OWNER agrees, if requested by COMPANY, to participate in COMPANY's customer surveys and market research programs.

FRANCHISE OWNER acknowledges and agrees that all mandatory specifications, standards and operating and inspection procedures prescribed from time to time by COMPANY in the Manuals or otherwise communicated to FRANCHISE OWNER in writing, shall constitute binding obligations on the part of FRANCHISE OWNER as if fully set forth herein, and any failure by FRANCHISE OWNER to adhere to such mandatory specifications, standards and operating and inspection procedures or to pass COMPANY's periodic quality control inspections shall constitute grounds for termination of this Agreement by COMPANY, as provided for herein. All references herein to this Agreement shall include all such mandatory specifications, standards, and operating procedures.

     11.E. COMPLIANCE WITH LAWS AND GOOD BUSINESS PRACTICES.
           ------------------------------------------------

     FRANCHISE OWNER shall secure and maintain in force in its name all required licenses, permits, and certificates relating to the conduct of its business pursuant to this Agreement. FRANCHISE OWNER shall operate the UNIT in full compliance with all applicable laws, ordinances and regulations, including, without limitation, laws and governmental regulations relating to the preparation, purchase and handling of food products, provision of catering and delivery service, occupational hazards, health, safety and sanitation, worker's compensation insurance, unemployment insurance, and withholding and payment of all taxes. All advertising by FRANCHISE OWNER shall be approved by COMPANY, completely factual, in good taste in the judgment of COMPANY, and shall conform to high standards of ethical advertising. FRANCHISE OWNER shall in all dealings with its customers, suppliers, COMPANY, and public officials adhere to high standards of honesty, integrity, fair dealing and ethical conduct. FRANCHISE OWNER agrees to refrain from any business or advertising practice which may be injurious to the business of COMPANY and the goodwill associated with the Marks and other BOSTON MARKET Units. FRANCHISE OWNER shall notify COMPANY in writing:

           (1) within three (3) days after the commencement of any action, suit, proceeding or issuance of any order, writ, injunction, award, or decree of any court, agency, or other governmental instrumentality, which may adversely affect the operation or financial condition of FRANCHISE OWNER or the UNIT; or

           (2) immediately of the receipt of any notice of violation of any law, ordinance or regulation relating to health, sanitation or the operation of the UNIT.

     11.F. MANAGEMENT AND PERSONNEL OF THE UNIT.
           ------------------------------------

     FRANCHISE OWNER (or the Principal Owner(s) of FRANCHISE OWNER listed as supervising Owners in Exhibit E hereto) shall supervise and oversee the
                      ---------
operation of the UNIT. FRANCHISE OWNER shall employ and maintain at all times during the term of this Agreement at least one (1) Unit Manager and one (1) Additional Manager at the UNIT. The Unit Manager shall be the full-time manager of the UNIT and the Additional Manager shall perform on a full-time basis such other operations for FRANCHISE OWNER as COMPANY may reasonably specify from time to time and both must successfully complete to COMPANY's satisfaction a COMPANY certified initial management training program for the operation of the UNIT. FRANCHISE OWNER also shall employ the number of assistant managers required for adequate staffing of the UNIT, and shall at all times keep COMPANY advised of the identities of the Unit Manager, Additional Manager and assistant managers. COMPANY shall have the right to deal with the Unit Manager, Additional Manager and assistant managers on matters pertaining to day-to-day operations of, and reporting requirements for, the UNIT. The UNIT at all times shall be under the direct, on-site supervision of the Unit Manager, Additional Manager or an assistant manager who has completed a training program conducted by COMPANY or DEVELOPER (if applicable) and who has been certified under the terms of the Development Agreement. FRANCHISE OWNER shall provide the Unit Manager with a compensation program reasonably acceptable to COMPANY designed to provide an incentive to the Unit Manager to use diligent efforts to cause the UNIT to be operated in a profitable manner.

     FRANCHISE OWNER shall hire all employees of the UNIT and shall be exclusively responsible for the terms of their employment and compensation and for the proper training of such employees in the operation of the UNIT.

     11.G. INSURANCE.
           ---------

     During the term of this Agreement, FRANCHISE OWNER shall maintain in force, under policies of insurance issued by insurers rated "A-" or better by Alfred M. Best & Company, Inc. and approved by COMPANY:

           (1) commercial general liability insurance (including, but not limited to, coverage for motor vehicles used in the operation of the UNIT, whether or not owned by FRANCHISE OWNER), against claims for bodily and personal injury, death and property damage caused by or occurring in conjunction with the operation of the UNIT or otherwise in conjunction with the conduct of business by FRANCHISE OWNER pursuant to this Agreement, under one or more policies of insurance containing minimum liability coverage prescribed by COMPANY from time to time; and

           (2) all risk property and casualty insurance for the replacement value of the UNIT and its contents (including leasehold improvements, furnishings, fixtures, equipment, signs, inventory, supplies, and materials).

FRANCHISE OWNER shall also maintain such insurance as is necessary to comply with all legal requirements concerning insurance coverage (including, without limitation, worker's compensation requirements), including, without limitation, coverage for persons attending COMPANY training programs on behalf of FRANCHISE OWNER. COMPANY may periodically increase the amounts of coverage required under such insurance policies and require different or additional kinds of insurance at any time, including excess liability insurance, to reflect inflation, identification of new risks, changes in law or standards of liability, higher damage awards, or other relevant changes in circumstances. Each insurance policy shall name COMPANY as an additional named insured, shall contain a waiver of all subrogation rights against COMPANY, its Affiliates, and their successors and assigns, and shall provide for thirty (30) days' prior written notice to COMPANY of any material modification, cancellation, or expiration of such policy. The maintenance of sufficient insurance coverage shall be the responsibility of FRANCHISE OWNER.

     Upon execution of this Agreement, FRANCHISE OWNER shall provide COMPANY with evidence of the insurance required under this Agreement. Thereafter, prior to the expiration of the term of each insurance policy, FRANCHISE OWNER shall furnish COMPANY with a copy of each renewal or replacement insurance policy to be maintained by FRANCHISE OWNER for the immediately following term and evidence of the payment of the premium therefor. If FRANCHISE OWNER fails or refuses to maintain required insurance coverage, or to furnish satisfactory evidence thereof and the payment of the premiums therefor, COMPANY, at its option and in addition to its other rights and remedies under this Agreement, may obtain such insurance coverage on behalf of FRANCHISE OWNER and FRANCHISE

OWNER shall fully cooperate with COMPANY in its effort to obtain such insurance policies, promptly execute all forms or instruments required to obtain or maintain any such insurance, allow any inspections of the UNIT or vehicles which are required to obtain or maintain such insurance, and pay to COMPANY, on demand, any costs and premiums incurred by COMPANY.

     FRANCHISE OWNER's obligations to maintain insurance coverage as herein described shall not be affected in any manner by reason of any separate insurance maintained by COMPANY, nor shall the maintenance of such insurance relieve FRANCHISE OWNER of any indemnification obligations under this Agreement.

     11.H. CREDIT CARDS AND OTHER METHODS OF PAYMENT.
           -----------------------------------------

     FRANCHISE OWNER shall at all times have arrangements in existence with a full range of credit and debit card issuers or sponsors, check verification services and electronic fund transfer systems as COMPANY designates in its sole discretion from time to time in order that the UNIT may accept customers' credit and debit cards, checks and other methods of payment. FRANCHISE OWNER shall use only such methods of payment which COMPANY authorizes or approves.

12.  ADVERTISING.
     -----------

     12.A. MARKETING FUND.
           --------------

     Recognizing the value of advertising and marketing to the goodwill and public image of BOSTON MARKET Units, COMPANY has instituted and FRANCHISE OWNER agrees that COMPANY or its designee shall maintain and administer a national marketing fund (the "Marketing Fund") for such advertising, media placement, marketing and public relations programs, research and related activities as COMPANY, in its sole discretion, may deem necessary or appropriate to promote BOSTON MARKET Units. FRANCHISE OWNER shall contribute to the Marketing Fund two percent (2%) of the UNIT's Royalty Base Revenue, payable to COMPANY by separate check or transfer at the same time and in the same manner as the Royalty Fees due hereunder. BOSTON MARKET Units which are owned by COMPANY or its Affiliates, to the extent COMPANY has the right to require such Affiliates to do so, shall contribute to the Marketing Fund on the same basis as FRANCHISE OWNER.

     COMPANY shall direct all advertising, media placement, marketing and public relations programs and activities financed by the Marketing Fund, with sole discretion over the strategic direction, creative concepts, materials and endorsements used therein, and the geographic, market, and media placement and allocation thereof. FRANCHISE OWNER agrees that the Marketing Fund may be used to pay various costs and expenses, including, by way of example and without limitation: preparing and producing video, audio and written advertising materials; interest on borrowed funds; sponsorship of sporting, charitable or similar events; reasonable salaries and expenses of employees of COMPANY or its Affiliates working for or on behalf of the Marketing Fund or on advertising, marketing, public relations materials, programs, or activities or promotions for the benefit of the Marketing Fund and administrative costs and overhead of COMPANY or its Affiliates incurred in activities reasonably related to the administration of the Marketing Fund; administering advertising programs, including, without limitation, purchasing direct mail and other media advertising and employing advertising agencies to assist therewith; and supporting public relations, market research and other advertising, promotional and marketing activities, including testing and test marketing programs, fulfillment charges, and development, implementation and testing of Trade Dress and design prototypes. FRANCHISE OWNER agrees to participate in all advertising, marketing, promotions, research and public relations programs instituted by the Marketing Fund. The Marketing Fund shall furnish FRANCHISE OWNER with reasonable quantities of marketing, advertising and promotional formats and sample materials at cost.

     The Marketing Fund shall be accounted for separately, but shall not be required to be segregated, from the other funds of COMPANY and shall not be used to defray any of COMPANY's general operating expenses, except for such reasonable salaries, administrative costs and overhead as COMPANY may incur in activities reasonably related to the administration and activities of the Marketing Fund and creation or conduct of its marketing programs including, without limitation, conducting market research, preparing advertising and marketing materials and collecting and accounting for contributions to the Marketing Fund. COMPANY may spend in a fiscal year an amount greater or less than the aggregate contributions of all BOSTON MARKET Units to the Marketing Fund in that year. The Marketing Fund may borrow from COMPANY or other lenders at standard commercial interest rates to cover deficits of the Marketing Fund or cause the Marketing Fund to invest any surplus for future use by the Marketing Fund. All interest earned on monies contributed to the Marketing Fund will be used to pay costs of the Marketing Fund before other assets of the Marketing Fund are expended. A summary statement of monies collected and costs incurred by the Marketing Fund for COMPANY's immediately preceding fiscal year shall be made available to FRANCHISE OWNER upon FRANCHISE OWNER's written request. COMPANY will have the right to cause the Marketing Fund to be incorporated or operated through an entity separate from COMPANY at such time as COMPANY deems appropriate, and such successor entity shall have all rights and duties of COMPANY pursuant to this Paragraph 12.A.

     Any Promotional Allowances collected by COMPANY for remission to the Marketing Fund based on FRANCHISE OWNER's purchases of Other Products and Materials from vendors other than COMPANY or its Affiliates, as more fully described above in Paragraph 11.C. shall not be credited toward FRANCHISE OWNER's required contribution to the Marketing Fund. Notwithstanding anything in this Agreement to the contrary, under no circumstances will COMPANY or its Affiliates be required to contribute to the Marketing Fund any profits made or collected by COMPANY or its Affiliates from sales to or purchases by FRANCHISE OWNER of any goods or services.

     FRANCHISE OWNER understands and acknowledges that the Marketing Fund is intended to maximize recognition of the Marks and patronage of BOSTON MARKET Units generally. Although COMPANY will endeavor to utilize the Marketing Fund to develop advertising and marketing materials and programs, and to place advertising in order to benefit all BOSTON MARKET Units, COMPANY undertakes no obligation to ensure that expenditures by the Marketing Fund in or affecting any geographic area are proportionate or equivalent to the contributions to the Marketing Fund by BOSTON MARKET Units operating in that geographic area or that any BOSTON MARKET Unit will benefit directly or in proportion to its contribution to the Marketing Fund from the development of advertising and marketing materials or the placement of advertising. FRANCHISE OWNER acknowledges that its failure to derive any such benefit will not serve as a basis for a reduction or elimination of its obligation to contribute to the Marketing Fund. FRANCHISE OWNER further acknowledges and agrees that the failure of any other franchise owner to make the appropriate amount of contributions to the Marketing Fund shall not in any way release FRANCHISE OWNER from or reduce FRANCHISE OWNER's obligations under this Paragraph 12.A., such obligations being separate and independent obligations of FRANCHISE OWNER under this Agreement. Except as expressly provided in this Paragraph 12.A., COMPANY assumes no direct or indirect liability or obligation to FRANCHISE OWNER with respect to the maintenance, direction, or administration of the Marketing Fund.

     COMPANY reserves the right, in its sole discretion, to suspend contributions to and operations of the Marketing Fund for such periods that it determines to be appropriate and to terminate the Marketing Fund upon written notice to FRANCHISE OWNER. All unspent monies on the date of termination shall be distributed to COMPANY and franchise owners in proportion to their respective contributions to the Marketing Fund during the preceding twelve (12) month period. COMPANY has the right to reinstate the Marketing Fund upon the same terms and conditions set forth herein upon thirty (30) days' prior written notice to FRANCHISE OWNER.

     12.B. LOCAL ADVERTISING FUND.
           ----------------------

     FRANCHISE OWNER agrees that, unless otherwise notified by COMPANY, in its sole discretion, FRANCHISE OWNER shall participate in a local advertising fund (a "Local Ad Fund") comprised of the BOSTON MARKET Unit(s) (including those owned by COMPANY or its Affiliates, or other franchise owners, to the extent COMPANY has the right to require any such Affiliate or franchise owner to do so) located in the same Market Area (subject to the rights of other BOSTON CHICKEN franchise owners under their franchise agreements with COMPANY). COMPANY shall establish, maintain and administer the Local Ad Fund for such advertising, media placement, marketing and public relations programs and related activities as COMPANY, in its sole discretion, may deem necessary or appropriate to promote BOSTON MARKET Units in the Market Area. FRANCHISE OWNER shall contribute to such Local Ad Fund three and one-half percent (3.5%) of the UNIT's Royalty Base Revenue for each Accounting Period in which it participates in the Local Ad Fund.

     COMPANY shall have the right to require FRANCHISE OWNER from time to time to increase FRANCHISE OWNER's Local Ad Fund contributions, provided that such required Local Ad Fund contributions shall not exceed more than 4.25% prior to 1998, 4.5% prior to 1999, 4.75% prior to 2000, and 5% during any remaining term of this Agreement. Amounts paid to such Local Ad Fund by FRANCHISE OWNER shall be payable to COMPANY by separate check or transfer at the same time and in the same manner as the Royalty Fees and Marketing Contributions due under this Agreement. BOSTON MARKET Units located in the same Market Area which are owned by COMPANY or its Affiliates, to the extent COMPANY has the right to require such Affiliates to do so, shall contribute to such Local Ad Fund on the same basis as franchise owners who are members of such Local Ad Fund. Notwithstanding the foregoing, FRANCHISE OWNER acknowledges and agrees that it may be required from time to time to contribute to the Local Ad Fund an amount greater than that provided for herein to enable DEVELOPER to commence and continue Required Television Advertising (as defined in the Development Agreement) as required pursuant to the Development Agreement.

     COMPANY or its designee shall direct all advertising, media placement, marketing and public relations programs and activities of the Local Ad Fund, with sole discretion over the strategic direction, creative concepts, materials and endorsements used therein, and the geographic, market, and media placement and allocation thereof within the Market Area. FRANCHISE OWNER may consult with and advise COMPANY concerning activities of the Local Ad Fund. FRANCHISE OWNER agrees that the Local Ad Fund may be used to pay the costs of: preparing, adapting and producing video, audio and written advertising materials; interest on borrowed funds; sponsorship of sporting, charitable or similar events; reasonable salaries and expenses of employees of COMPANY or its Affiliates working for or on behalf of the Local Ad Fund or on advertising, marketing, public relations materials, programs, or activities or promotions for the benefit of the Local Ad Fund and administrative costs and overhead of COMPANY or its Affiliates incurred in activities reasonably related to the administration or activities of the Local Ad Fund; administering advertising programs, including, without limitation, purchasing direct mail and other media advertising and employing advertising agencies to assist therewith; and supporting public relations, market research and other advertising, promotional and marketing activities, including testing and test marketing, fulfillment charges and development, implementation, and testing of Trade Dress and design prototypes. FRANCHISE OWNER agrees to participate in all advertising, promotional events and public relations programs instituted by the Local Ad Fund.

     The Local Ad Fund shall be accounted for separately, but shall not be required to be segregated, from the other funds of COMPANY and shall not be used to defray any of COMPANY's general operating expenses, except for such reasonable salaries, administrative costs and overhead as COMPANY may incur in activities reasonably related to the administration or activities of the Local Ad Fund and creation or conduct of its marketing programs (including, without limitation, conducting marketing research, preparing advertising and marketing materials and collecting and accounting for contributions to the Local Ad Fund). COMPANY may spend in any fiscal year an amount greater or less than the aggregate contributions of all BOSTON MARKET Units to the Local Ad Fund in that year. The Local Ad Fund may borrow from COMPANY or other lenders at standard commercial interest rates to cover deficits of the Local Ad Fund or cause the Local Ad Fund to invest any surplus for its future use. All interest earned on monies contributed to the Local Ad Fund will be used to pay costs of the Local Ad Fund before other assets are expended. A summary statement of monies collected and costs incurred by the Local Ad Fund for COMPANY's immediately preceding fiscal year shall be made available to FRANCHISE OWNER upon FRANCHISE OWNER's written request. COMPANY will have the right to cause the Local Ad Fund to be incorporated or operated through an entity separate from COMPANY at such time as COMPANY deems appropriate, and such successor entity shall have all rights and duties of COMPANY pursuant to this Paragraph 12.B.

     FRANCHISE OWNER understands and acknowledges that the Local Ad Fund is intended to maximize recognition of the Marks and patronage of BOSTON MARKET Units in the Market Area. Although COMPANY will endeavor to utilize the Local Ad Fund to develop advertising and marketing materials and programs, and to place advertising in order to benefit all BOSTON MARKET Units in the Market Area, COMPANY undertakes no obligation to ensure that any BOSTON MARKET Unit in the Market Area will benefit directly or in proportion to its contribution to the Local Ad Fund from the development of advertising and marketing materials or the placement of advertising by the Local Ad Fund. FRANCHISE OWNER acknowledges that its failure to derive any such benefit will not serve as a basis for a reduction or elimination of its obligation to contribute to the Local Ad Fund. FRANCHISE OWNER further acknowledges and agrees that the failure of any other franchise owner to make the appropriate amount of contributions to the Local Ad Fund shall not in any way release FRANCHISE OWNER from or reduce FRANCHISE OWNER's obligations under this Paragraph 12.B., such obligations being separate and independent obligations of FRANCHISE OWNER under this Agreement. Except as expressly provided in this Para graph 12.B., COMPANY assumes no direct or indirect liability or obligation to FRANCHISE OWNER with respect to the maintenance, direction, or administration of the Local Ad Fund.

     COMPANY reserves the right, in its sole discretion, to suspend contributions to and operations of the Local Ad Fund for such periods that it determines to be appropriate and to terminate the Local Ad Fund upon written notice to FRANCHISE OWNER. All unspent monies on the date of termination shall be distributed to COMPANY and franchise owners in proportion to their respective contributions to the Local Ad Fund during the preceding twelve (12) month period. COMPANY has the right to reinstate the Local Ad Fund upon the same terms and conditions set forth herein upon thirty (30) days' prior written notice to FRANCHISE OWNER. In the event that COMPANY terminates or suspends operation of the Local Ad Fund, FRANCHISE OWNER shall spend as Local Expenditures (defined below) at least such percentage of the Royalty Base Revenue of the UNIT as shall be equal to the percentage which could have been required to be paid to the Local Ad Fund under this Section 12.B.

     12.C. ADVERTISING BY FRANCHISE OWNER.
           ------------------------------

     During each Accounting Period during the term of this Agreement in which the UNIT does not participate in a Local Ad Fund during such Accounting Period, FRANCHISE OWNER shall conduct local advertising and promotion for the UNIT. Expenditures for such required advertising and promotion are referred to herein as "Local Expenditures". FRANCHISE OWNER shall make Local Expenditures during each Accounting Period during which the UNIT does not participate in the Local Ad Fund of at least such percentage of the UNIT's Royalty Base Revenue as shall be equal to the percentage which could have been required to be paid to the Local Ad Fund under Section 12.B, above for such Accounting Period. The following shall not count as Local Expenditures: (1) moneys spent on classified telephone directory listings and advertisements, advertising and promotional expenses required under the lease for the UNIT and discounts and the redemption of coupons; and (2) the cost of goods or services supplied without charge. If required by COMPANY, within fifteen (15) days after the end of each Accounting Period during the term of this Agreement, FRANCHISE OWNER shall submit, in form prescribed by COMPANY, verification of its Local Expenditures for the previous Accounting Period. Amounts spent for local advertising and promotion of the UNIT shall not be credited toward FRANCHISE OWNER's Local Expenditures under this Agreement to the extent that FRANCHISE OWNER is reimbursed for such expenditures by, or such expenditures are made by, a supplier of the UNIT.

     Prior to their use by FRANCHISE OWNER, samples of all advertising and promotional materials not prepared or previously approved by COMPANY shall be submitted to COMPANY for approval, in the form and manner prescribed by COMPANY from time to time. If written approval is not granted by COMPANY within fifteen
(15) days from the date of receipt by COMPANY of such materials, COMPANY shall be deemed to have disapproved the submitted materials. FRANCHISE OWNER shall not use any advertising or promotional materials that COMPANY has not approved, has disapproved or that do not include the copyright registration notices and trademark registration notices designated by COMPANY. COMPANY, in its sole discretion, may disapprove on a prospective basis materials that COMPANY had previously approved.

13.  ACCOUNTING, REPORTS AND FINANCIAL STATEMENTS.
     --------------------------------------------

     FRANCHISE OWNER shall install and use at the UNIT the Computer System in such form as is specified by COMPANY from time to time at the UNIT and transmit to or permit the electronic collection of information by COMPANY through use of the Computer System. FRANCHISE OWNER, at its own expense, shall establish and maintain at the UNIT, (i) a telephone modem and dedicated line that COMPANY may use to access the Computer System, (ii) full, complete and accurate records and reports and, (iii) if required by COMPANY, computer diskettes and databases in the form specified by COMPANY pertaining to the operation of the UNIT, including, but not limited to, site reports on the UNIT prepared by FRANCHISE OWNER and submitted to COMPANY, the Site Agreement (defined in the Development Agreement), supervisory reports relating to UNIT operations, a bookkeeping, accounting, recordkeeping and records retention system conforming to the requirements prescribed by COMPANY from time to time (including, without limitation, requirements for a general ledger system which utilizes the standard chart of accounts prescribed by COMPANY from time to time and for timely entry of information into data bases of the Computer System and periodic printouts of reports generated from the Computer System), information relating to employee turnover and such other records, reports and information as COMPANY shall prescribe from time to time. Each transaction of the UNIT shall be processed on the Computer System in the manner prescribed by COMPANY from time to time. COMPANY shall have, at all times, the right to access and retrieve information from and data processed on the Computer System with respect to the UNIT, and FRANCHISE OWNER shall take such action as may be necessary to provide such access to COMPANY.

     With respect to the operation and financial condition of the UNIT, FRANCHISE OWNER shall adopt, until otherwise specified by COMPANY, a fiscal year consisting of thirteen (13) four-week accounting periods which coincides with COMPANY's then current fiscal year, as specified by COMPANY and furnish to COMPANY in the form prescribed by COMPANY from time to time, including, without limitation, via computer diskette and/or restated in accordance with COMPANY's financial reporting periods consistent with COMPANY's then-current financial reporting periods and accounting practices and procedures:

        (1) weekly reports of the UNIT's sales and Royalty Base Revenue each Monday (for the preceding Monday through Sunday period) and, if requested by COMPANY, daily reports of UNIT's sales and Royalty Base Revenue and, by facsimile or telephone no later than 10:00 a.m. Central time on the following day; and

        (2) upon request by COMPANY, such other data, information, and supporting records for such periods as COMPANY from time to time requires (including, without limitation, daily and weekly reports of Product and/or service sales by category by means of telephonic, facsimile or other transmission system);

        (3) within thirty (30) days after the end of each quarter of FRANCHISE OWNER's fiscal year, FRANCHISE OWNER shall submit reports of those income and expense items of the UNIT which COMPANY specifies from time to time for use in any revenue, earnings, and/or cost summary it chooses to furnish to prospective franchise owners, provided that COMPANY will not identify to prospective franchise owners any specific financial results of the UNIT; and

        (4) within sixty (60) days after the end of FRANCHISE OWNER's fiscal year, a fiscal year-end balance sheet, an income statement of the UNIT for such fiscal year reflecting all year-end adjustments, and a statement of changes in cash flow of FRANCHISE OWNER, prepared in accordance with generally accepted accounting principles consistently applied and in the format prescribed by COMPANY from time to time.

Each report and financial statement submitted by FRANCHISE OWNER to COMPANY shall be signed by FRANCHISE OWNER and verified as correct in the manner prescribed by COMPANY.

     FRANCHISE OWNER agrees to maintain and to furnish to COMPANY upon request complete copies of all income, sales, value added, use and service tax returns, and employee withholding, worker's compensation, and similar reports filed by FRANCHISE OWNER reflecting activities of the UNIT.

14.    INSPECTIONS AND AUDITS.
       ----------------------

       14.A. COMPANY'S RIGHT TO INSPECT THE UNIT.
             -----------------------------------

       To determine whether FRANCHISE OWNER and the UNIT are complying with this Agreement and with specifications, standards and operating procedures prescribed by COMPANY for the operation of BOSTON MARKET Units, COMPANY or its agents shall have the right, at any reasonable time to: (1) inspect the Site, the Computer System and other equipment, furnishings, fixtures, signs, vehicles, operating materials and supplies of the UNIT; (2) observe, photograph and video tape the operations of the UNIT for such consecutive or intermittent periods as COMPANY deems necessary; (3) remove samples of any Products, materials, supplies or other products for testing and analysis; (4) interview personnel of the UNIT;
(5) interview customers of the UNIT; and (6) inspect and copy any books, records, reports, computer data bases and documents relating to the operation of the UNIT. FRANCHISE OWNER agrees to cooperate fully with COMPANY in connection with any such inspections, observations, photographing and video taping, product removal and interviews. FRANCHISE OWNER shall present to its customers such evaluation forms as are periodically prescribed by COMPANY and shall participate and/or request its customers to participate in any surveys performed by or on behalf of COMPANY. FRANCHISE OWNER shall promptly install and maintain a telephone modem in accordance with COMPANY's specifications to permit COMPANY telephone access to the Computer System after FRANCHISE OWNER commences use thereof. FRANCHISE OWNER agrees that COMPANY may inspect and monitor electronically information concerning FRANCHISE OWNER's sales and the UNIT's Royalty Base Revenue, and such other information as may be contained or stored in the Computer System. COMPANY shall have telephone access as provided herein at such times and in such manner as COMPANY shall from time to time specify.


       14.B.  COMPANY'S RIGHT TO AUDIT.
              ------------------------

            COMPANY shall have the right at any time during business hours, and with reasonable notice to FRANCHISE OWNER, to inspect and audit, or cause to be inspected and audited, the business records, bookkeeping and accounting records, computer data bases, value added, sales, use, service, payroll, employee withholding, worker's compensation, and income tax records and returns, and other records of the UNIT, DEVELOPER, and FRANCHISE OWNER (if different than DEVELOPER) and the books and records of FRANCHISE OWNER if a corporation, partnership or limited liability company. FRANCHISE OWNER shall fully cooperate with representatives of COMPANY and independent accountants hired by COMPANY to conduct any such inspection or audit. COMPANY's right to audit shall also include COMPANY's right to access the Computer System by telephone as provided in this Section. In the event any such inspection or audit shall disclose an understatement of the UNIT's Royalty Base Revenue, FRANCHISE OWNER shall pay to COMPANY, within fifteen (15) days after receipt of the inspection or audit report, the Royalty Fees and Marketing Contributions due on the amount of such understatement, plus interest (at the rate and on the terms provided for herein) from the date originally due until the date of payment. Further, in the event such inspection or audit is made necessary by the failure of FRANCHISE OWNER to furnish reports, supporting records, other information or financial statements, as herein required, or to furnish such reports, records, information or financial statements on a timely basis, or if an understatement of Royalty Base Revenue for the period of any audit is determined by any such audit or inspection to be greater than two percent (2%), FRANCHISE OWNER shall reimburse COMPANY for the cost of such inspection or audit, including, without limitation, legal fees and accountants' fees, and the travel expenses, room and board and applicable per diem charges for employees of COMPANY. The foregoing remedies shall be in addition to all other remedies and rights of COMPANY hereunder or under applicable law.


15.   TRANSFER.
      --------

      15.A.  BY COMPANY.
             ----------

            This Agreement is fully transferable by COMPANY and shall inure to the benefit of any transferee or other legal successor to the interests of COMPANY herein.

      15.B.  FRANCHISE OWNER MAY NOT TRANSFER
             WITHOUT APPROVAL OF COMPANY.
             ---------------------------

            FRANCHISE OWNER understands and acknowledges that the rights and duties created by this Agreement are personal to FRANCHISE OWNER and its Owners and that COMPANY has granted the rights hereunder to FRANCHISE OWNER in reliance upon the individual or collective character, skill, aptitude, attitude, business ability and financial capacity of FRANCHISE OWNER and its Owners. Therefore, no obligations of FRANCHISE OWNER under this Agreement and no interest in (1) this Agreement, (2) FRANCHISE OWNER, (3) the Franchise, (4) the UNIT, (5) the lease for the premises of the UNIT or (6) some or all of the assets of the UNIT (other than in connection with the financing of authorized equipment for the UNIT, the sale of inventory or otherwise in the ordinary course of business), may be transferred without the prior written approval of COMPANY. Any transfer in violation of this Section shall constitute a breach of this Agreement and convey no rights to or interests in this Agreement, the Franchise, FRANCHISE OWNER, the lease for the premises of the UNIT, the UNIT or the assets of the UNIT.

            As used in this Agreement, the term "transfer" shall include, without limitation, the following whether voluntary or involuntary, conditional, direct or indirect:

            (i)    an assignment, sale, gift or pledge; and

            (ii) the grant of a mortgage, charge, lien or security interest, including, without limitation, the grant of a collateral assignment; and

            (iii) a merger or consolidation, issuance of additional Ownership Interests or securities representing or potentially representing Ownership Interests, or redemption of Ownership Interests; and

            (iv) a sale of voting shares or securities convertible to voting shares, or an agreement granting the right to exercise or control the exercise of the voting rights of any holder of an ownership interest or to control the operations or affairs of FRANCHISE OWNER; and

             (v) a management agreement whereby FRANCHISE OWNER delegates (a) any of its obligations under this Agreement; or (b) any or all of the management function with respect to the UNIT or the business to be conducted by FRANCHISE OWNER pursuant to this Agreement; and

            (vi) a transfer which occurs as a result of divorce, insolvency, corporate, partnership or limited liability dissolution, or upon death of FRANCHISE OWNER or an Owner of FRANCHISE OWNER, by will, intestate succession or declaration of or transfer in trust.

     Notwithstanding the foregoing, the restrictions on transfers set forth above shall not apply to:

            (1) a transfer of Ownership Interests in FRANCHISE OWNER by an Owner who is not a Principal Owner; provided that:

                   (a) FRANCHISE OWNER has given COMPANY written notice of the proposed transfer at least ten (10) days in advance of the effective date of the transfer;

                   (b) the transfer is not to a Competitive Business or to a direct or indirect owner of a Competitive Business; and


                   (c) the proposed transfer does not, by itself or in conjunction with other transfers, result in the transfer of a Controlling Interest in FRANCHISE OWNER or a change in the composition of the group holding a Controlling Interest in FRANCHISE OWNER; or

            (2) any transfer of stock options that does not, by itself or in combination with other transfers, result in the transfer of a Controlling Interest in FRANCHISE OWNER or a change in the composition of the group holding a Controlling Interest in FRANCHISE OWNER.

     15.C.  CONDITIONS FOR APPROVAL OF TRANSFER.
            -----------------------------------

     Subject to COMPANY's right of first refusal under this Section, COMPANY will not unreasonably withhold its approval of a transfer of an interest in this Agreement, the FRANCHISE OWNER, the Franchise or the UNIT (or any of its assets) that meets all the applicable requirements of this Paragraph. All of the following conditions must be met prior to, or concurrently with, the effective date of any transfer:

            (1) FRANCHISE OWNER and its Owners shall be in full compliance with this Agreement and any other agreements with COMPANY and its Affiliates; and

            (2) the proposed transferee and its owners must be individuals of good moral character and otherwise meet COMPANY's then applicable standards for BOSTON MARKET Unit franchise owners and if the proposed transferee, its owners or affiliates have any other franchise agreements or development agreements with COMPANY, they must be in full compliance with any such agreements and comply with subparagraph (7) below; and

            (3) if the transfer is of an Ownership Interest in the UNIT or the assets of the UNIT (other than in connection with the financing of authorized equipment for the UNIT, the sale of inventory or otherwise in the ordinary course of business), the transfer may only be made in conjunction with a transfer of this Agreement; and

            (4) if a transfer of an Owner's interest in the FRANCHISE OWNER, the transferee's name and relevant information shall be added to the list of Owners on Exhibit E hereto and the transferee shall agree to be bound by
                  ---------
     all provisions applicable to Owners and if, after giving effect to the transfer, the transferee qualifies as a Principal Owner, or if COMPANY designates the transferee as a Principal Owner, then the transferee shall execute the form of Guaranty and Assumption of Franchise Owner's Obligations attached hereto; and

            (5) FRANCHISE OWNER and its Owners or the transferring Owner(s) and the transferee (if it is then a developer or franchise owner of BOSTON MARKET Units) must execute a general release and consent agreement, in form satisfactory to COMPANY, of any and all claims against COMPANY, its Affiliates and their respective shareholders, officers, directors, employees and agents.

     If the transfer includes this Agreement, a Principal Owner's interest, or a Controlling Interest in FRANCHISE OWNER, or is one of a series of transfers which in the aggregate constitute the transfer of this Agreement or a Controlling Interest in FRANCHISE OWNER, or COMPANY determines in its sole discretion, that such transfer results in the transfer or elimination of a Controlling Interest or a change in the composition of any group of Owners who previously together possessed a Controlling Interest, then, in addition to the conditions set forth above, all of the following conditions must also be met prior to, or concurrently with, the effective date of the transfer:

            (6) the transferee must have sufficient business experience, aptitude and financial resources to operate the UNIT and perform the obligations of the transferor under this Agreement and neither the transferee nor its owners may be engaged in or have the intent to engage in a Competitive Business; and

            (7) FRANCHISE OWNER, the transferor and the transferee (if it is then a developer or franchise owner of COMPANY) must pay such Royalty Fees, Marketing

     Contributions, amounts owed for purchases by FRANCHISE OWNER or such transferee from COMPANY and its Affiliates, and all other amounts owed to COMPANY or its Affiliates, which are then due and unpaid; and

            (8) the transferee agrees to cause its designated Unit Manager and Additional Manager to complete to COMPANY's satisfaction COMPANY's initial management training program in the operation of a BOSTON MARKET Unit prior to the transfer at the time specified by COMPANY and the transferee must have paid COMPANY's then-current standard training charges; and

            (9) the transferee and its owners, at COMPANY's option, must agree, in a manner satisfactory to COMPANY, to be bound by all terms and conditions of this Agreement for the remainder of its term or execute COMPANY's then-current form of standard franchise agreement and such ancillary documents (including guarantees) as are then customarily used by COMPANY in the grant of franchises for BOSTON MARKET Units, modified as necessary to provide for the same Royalty Fees required hereunder and a term equal to the remaining term of this Agreement; and

            (10) FRANCHISE OWNER or the transferee must have paid COMPANY a transfer fee of Five Thousand Dollars ($5,000.00) plus an amount equal to COMPANY's reasonable out-of-pocket costs in connection with the transfer; and
            (11) COMPANY must approve the material terms and conditions of such transfer, including, without limitation, that the price and terms of payment are not so burdensome as to adversely affect COMPANY's rights and interests under this Agreement; and

            (12) if the transferor finances any part of the sale price of the transferred interest, the transferor must agree, in a manner satisfactory to COMPANY, that all obligations of the transferee under or pursuant to any promissory notes, agreements or security interests reserved by the transferor in the assets of the UNIT shall be subordinate to the obligations of the transferee to pay Royalty Fees, Marketing Contributions and other amounts due to COMPANY and its Affiliates under this Agreement, any other agreements entered into by COMPANY and the transferee, and to the obligations of the transferee to otherwise comply with this Agreement or the franchise agreement executed by the transferee; and

         (13) FRANCHISE OWNER and its Principal Owners (in the case of a transfer of this Agreement, the Franchise, the UNIT or some or all of the assets of the UNIT other than in the ordinary course of business) or its transferring Principal Owner(s) must execute a non competition agreement in favor of COMPANY and the transferee, providing that neither FRANCHISE OWNER, its Principal Owner(s) nor its transferring Principal Owner(s) (whichever is applicable), shall directly or indirectly (through a member of the Immediate Family of FRANCHISE OWNER, its Principal Owners or the transferring Principal Owner(s) of FRANCHISE OWNER, or otherwise) for a period of two (2) years commencing on the effective date of such transfer:

             (a) have any direct or indirect interest as a disclosed or beneficial owner in any Competitive Business located or operating:

                   (i)    at the Site; or

                   (ii)   within a five (5) mile radius of the Site; or

                   (iii) within a five (5) mile radius of any other BOSTON MARKET Unit in operation or under development on the effective date of the transfer; or

                   (iv)   within the Market Area; or

             (b) perform services as a director, officer, manager, employee, consultant, representative, agent, or otherwise for any Competitive Business located or operating:

                   (i)    at the Site; or

                   (ii)   within a five (5) mile radius of the Site; or

                   (iii) within a five (5) mile radius of any other BOSTON MARKET Unit in operation or under development on the effective date of the transfer; or

                   (iv)   within the Market Area; or


             (c) divert or attempt to divert any business or any customers of any BOSTON MARKET Unit to any Competitive Business; or

             (d) employ or seek to employ, any person who is employed by COMPANY, its Affiliates or any developer or franchise owner of COMPANY, nor induce nor attempt to induce any such person to leave said employment without the prior written consent of such person's employer; and

       (14) the transferee and FRANCHISE OWNER shall acknowledge and agree that COMPANY's approval of the proposed transfer indicates only that the transferee meets or COMPANY has waived the criteria established by COMPANY for franchise owners as of the time of such transfer and that COMPANY's approval thereof does not constitute a warranty or guaranty by COMPANY, express or implied, of the suitability of the terms of sale or of the successful operation or profitability of the UNIT by the transferee; and

       (15)  the transfer must be made in compliance with all applicable laws.

     A transfer of an Owner's interest shall not be required to meet the conditions set forth in Subparagraphs (6) through (15) if the Owner is not a Principal Owner and the transfer does not itself, or together with prior or concurrent transfers involve the transfer of a Controlling Interest in FRANCHISE OWNER and COMPANY determines in its sole discretion that such transfer does not result in the transfer or elimination of a Controlling Interest or a change in the composition of any group of Owners who previously together possessed a Controlling Interest. Subparagraph (10) shall not apply to transfers by gift, bequest, or inheritance. FRANCHISE OWNER acknowledges and agrees that the failure of any person or entity restricted pursuant to Subparagraph (13) to comply with this Section 14, including, without limitation, the restrictions of Subparagraph (13), shall constitute a breach of this Agreement. The restrictions of Subparagraph (13)(a) shall not be applicable to the ownership of shares of a class of securities listed on a stock exchange or traded on the over-the-counter market and quoted by a national inter-dealer quotation system that represent less than three percent (3%) of the number of shares of that class of securities issued and outstanding nor shall they be construed to prohibit FRANCHISE OWNER, any Principal Owner of FRANCHISE OWNER, or any member of the Immediate Family of FRANCHISE OWNER or any Principal Owner from having a direct or indirect ownership interest in any BOSTON MARKET Unit, development agreement or franchise agreement for the development or operation of any BOSTON MARKET Unit, or any entity owning, controlling or operating a BOSTON MARKET Unit, or from providing services to a BOSTON MARKET Unit. Furthermore, the restrictions of Subparagraph
(13) shall not prohibit FRANCHISE OWNER, any Principal Owner of FRANCHISE OWNER, or any member of the Immediate Family of FRANCHISE OWNER or a Principal Owner of FRANCHISE OWNER (to the extent any such person(s) is an individual) from performing services for or having an ownership interest in a Permitted Competitive Business, or from conducting customary promotion and advertising of a Permitted Competitive Business.

     The rights of FRANCHISE OWNER and its Owners to transfer interests in this Agreement, the Franchise, FRANCHISE OWNER, the UNIT (or the assets of the UNIT) or the lease for the premises of the UNIT may be exercised only by the FRANCHISE OWNER or its Owners and shall not be exercisable by a receiver, trustee, liquidator or other person acting in a comparable capacity with respect to the assets or ownership of FRANCHISE OWNER.

      15.D. TRANSFER TO A WHOLLY-OWNED CORPORATION.
            --------------------------------------

      If FRANCHISE OWNER is in full compliance with this Agreement, COMPANY shall not unreasonably withhold its approval of a transfer in the case of a proposed assignment or transfer of this Agreement, the Franchise, the UNIT, and the lease for the premises of the UNIT to a corporation which conducts no business other than the UNIT, which is actually managed day-to-day by the Unit Manager under the supervision of FRANCHISE OWNER, in which FRANCHISE OWNER maintains management control and owns and controls one hundred percent (100%) of the equity and voting power of all issued and outstanding capital stock. All certificates representing shares of stock of such corporation must be endorsed with a legend in form approved by COMPANY reciting that the transfer of shares in FRANCHISE OWNER are subject to the restrictions of this Agreement. Such an assignment shall not relieve FRANCHISE OWNER of his obligations hereunder, and FRANCHISE OWNER shall remain jointly and severally liable to COMPANY for all obligations hereunder.

      15.E. DEATH OR INCAPACITY OF FRANCHISE OWNER.
            --------------------------------------

      Upon the death of FRANCHISE OWNER or the permanent incapacity of FRANCHISE OWNER to conduct business affairs or, if FRANCHISE OWNER is a corporation, a partnership or a limited liability company, upon the death or permanent incapacity of a Principal Owner of FRAN CHISE OWNER, all of such person's interest in this Agreement, or such interest in FRANCHISE OWNER shall be transferred to a transferee approved by COMPANY. Such disposition of this Agreement or such interest in FRANCHISE OWNER (including, without limitation, transfer by bequest or inheritance), shall be completed within a reasonable time, not to exceed nine (9) months from the date of death or permanent disability and shall be subject to all the terms and conditions applicable to transfers contained in this Section. Failure to so transfer the interest in this Agreement or such interest in FRANCHISE OWNER, within said period of time shall constitute a breach of this Agreement.

      15.F. PUBLIC OR PRIVATE OFFERING.
            --------------------------

      Notwithstanding anything in this Section to the contrary, securities
(debt or equity) of FRANCHISE OWNER or an entity owning a direct or indirect equity interest in FRANCHISE OWNER, this Agreement, the Franchise or the UNIT may not be offered to the public pursuant to a private or public or governmental regulated offering without the prior written consent of COMPANY, which consent may be withheld in COMPANY's sole discretion. Notwithstanding the foregoing, FRANCHISE OWNER may make a private placement of securities without COMPANY's consent if:

        (1) such private placement complies with all applicable federal, state and local laws governing offerings of securities;

        (2) such private placement complies with each of the relevant transfer procedures, requirements, and limitations contained herein other than the limitation in Section 15.E preceding this provision;

        (3) such private placement does not result in any change in operating control of FRANCHISE OWNER or any UNIT or in the individual or individuals controlling the management, policies, or any decision of FRANCHISE OWNER or any UNIT, and each such entity or individual receiving securities in such private placement shall have been identified and be reasonably acceptable to COMPANY;

        (4) any offering memorandum or other information used in connection with any such private placement is submitted to COMPANY for review and comment a reasonable time prior to its use and the reasonable comments and suggestions of COMPANY thereon are given due consideration;

        (5) any offering memorandum or information used in connection with any such private placement shall clearly identify that it is not an offering of COMPANY and that COMPANY has not supplied any financial information, projections, budgets, cost estimates, or similar information contained therein, all of which shall be the sole responsibility of FRANCHISE OWNER;

        (6) each recipient of information relating to such private placement shall agree to maintain it in confidence;

        (7) the structure, timing, allocation and nature of such private placement shall be reasonably acceptable to COMPANY;

        (8) COMPANY is indemnified by FRANCHISE OWNER for any and all costs, expenses, claims, actions, judgments, and liabilities (including, but not limited to costs and expenses relating to legal defense) arising from or relating to such private placement; and

        (9)   FRANCHISE OWNER shall not become a Reporting Company by virtue of
    Section 12(b), 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended.

    FRANCHISE OWNER shall reimburse COMPANY for its reasonable expenses incurred in connection with any offering or proposed offering restricted pursuant to this paragraph (including attorneys' fees) and shall comply with all requirements of COMPANY in connection with such offering, including, without limitation, adding appropriate disclaimers to the offering documents and execution of appropriate indemnification agreements.


      15.G. EFFECT OF CONSENT TO TRANSFER.
            -----------------------------

      COMPANY's consent to a transfer of this Agreement or any interest in FRANCHISE OWNER, the UNIT, or the assets of the UNIT shall not constitute a waiver of any claims it may have against FRANCHISE OWNER (or its Owners), nor shall it be deemed a waiver of COMPANY's right to demand full compliance with any of the terms or conditions of this Agreement by the transferee.

      15.H. COMPANY'S RIGHT OF FIRST REFUSAL.
            --------------------------------

      If FRANCHISE OWNER or any of its Owners shall at any time determine to sell an interest in this Agreement, the Franchise, the UNIT, some or all of the assets of the UNIT (other than in the ordinary course of business) or an ownership interest in FRANCHISE OWNER, FRANCHISE OWNER or its Owner(s) shall obtain a bona fide, arms length, executed purchase agreement (and any ancillary agreements) in complete and definitive form and not subject to any financing contingency or other material, substantive contingency and earnest money deposit (in the amount of five percent (5%) or more of the purchase price) from a qualified, responsible, bona fide and fully disclosed purchaser. A true and complete copy of such purchase agreement (conditioned on COMPANY's right of first refusal) and any proposed ancillary agreements shall immediately be submitted to COMPANY by FRANCHISE OWNER, such Owner(s) or both. The purchase agreement must apply only to an interest which is permitted to be transferred under this Agreement and may not include the purchase of any other property or rights of FRANCHISE OWNER (or such Owner(s)) and the price and terms of purchase offered to FRANCHISE OWNER (or such Owner(s)) in the purchase agreement for the aforementioned interests shall reflect the bona fide price offered therefor and shall not reflect any value for any other property or rights. If the purchaser proposes to buy any other property or rights from FRANCHISE OWNER (or such Owner(s)) under a separate, contemporaneous purchase agreement, FRANCHISE OWNER shall submit a true and complete copy of a bona fide, arms length executed purchase agreement (and any proposed ancillary agreements) in complete and definitive form and not subject to any financing or other material, substantive contingency. COMPANY shall have the right, exercisable by written notice delivered to FRANCHISE OWNER or such Owner(s) within thirty (30) days from the date of receipt by COMPANY of an exact copy of such purchase agreement, together with payment of any applicable transfer fee and a completed and executed application for COMPANY's consent to transfer such interest for the price and on the terms and conditions contained in such purchase agreement, provided that COMPANY may substitute cash, a cash equivalent, or marketable securities of equivalent value for any form of payment proposed in such purchase agreement, COMPANY's credit shall be deemed equal to the credit of any proposed purchaser, and COMPANY shall have not less than sixty
(60) days to prepare for closing. Regardless of whether included in the purchase agreement, COMPANY shall be entitled to all customary representations and warranties given by the seller of a business, including, without limitation, representations and warranties as to: (1) ownership, condition and title to stock and/or assets; (2) liens and encumbrances relating to the stock and/or assets; and (3) validity of contracts and liabilities, contingent or otherwise, of any corporation whose stock is purchased. If COMPANY does not exercise its right of first refusal, FRANCHISE OWNER or such Owner(s) may complete the sale to such purchaser pursuant to and on the exact terms of such purchase agreement, subject to COMPANY's approval of the transfer, as provided for herein, provided that if the sale to such purchaser is not completed within one hundred twenty
(120) days after receipt of such purchase agreement by COMPANY, or if there is a change in the terms of the sale, COMPANY shall have an additional right of first refusal for thirty (30) days as set forth herein on the modified or initial terms and conditions of sale.

      15.I. OWNERSHIP STRUCTURE.
            -------------------

      FRANCHISE OWNER represents and warrants that its owners are as set forth on Exhibit E attached to this Agreement and covenants that it will not
         ---------
vary from that ownership structure without the prior written approval of COMPANY.

      15.J. DELEGATION BY COMPANY.
            ---------------------

      FRANCHISE OWNER agrees that COMPANY shall have the right, from time to time, to delegate the performance of any portion or all of its obligations and duties under this Agreement to designees, whether the same are agents of COMPANY or independent contractors with which COMPANY has contracted to provide such services.

16.   GRANT OF SUCCESSOR FRANCHISES.
      -----------------------------

      16.A. FRANCHISE OWNER'S RIGHT TO A SUCCESSOR FRANCHISE.
            ------------------------------------------------

      Subject to the provisions of Paragraphs B and C of this Section, upon expiration of the initial term of this Agreement, if:

            (1) FRANCHISE OWNER and its Owners have complied with this Agreement during the initial term of this Agreement in all material respects; and

            (2) FRANCHISE OWNER and its Owners are then in full compliance with this Agreement; and

            (3)   (a)    FRANCHISE OWNER maintains possession of the Site and
      agrees to remodel and/or expand the UNIT, add or replace equipment, furnishings, fixtures, and signs and otherwise modify the UNIT to bring it into compliance with specifications and standards then applicable under new or successor franchises for BOSTON MARKET Units; or

                  (b) if FRANCHISE OWNER is unable to maintain possession of the Site, or if, in the judgment of COMPANY, the UNIT should be relocated within the Territory, FRANCHISE OWNER secures a substitute site within the Territory approved by COMPANY and agrees to develop expeditiously such substitute site in compliance with specifications and standards then applicable under new or successor franchises for BOSTON MARKET Units;

then FRANCHISE OWNER shall have the right to obtain a successor franchise to operate a BOSTON MARKET Unit at the Site (a "Successor Franchise") for a term of five (5) years. In consideration of the grant of the Successor Franchise, FRANCHISE OWNER shall pay to COMPANY a fee in an amount equal to thirty-three and one-third percent (33-1/3%) of the then-current initial franchise fee charged by COMPANY in connection with the grant of a single BOSTON MARKET Unit franchise. As additional consideration for the grant of a Successor Fran chise, FRANCHISE OWNER agrees to execute a general release in form prescribed by COMPANY in accordance with this Section.

      16.B. NOTICES.
            -------

      FRANCHISE OWNER shall give COMPANY written notice of its election to obtain a Successor Franchise not more than twenty-four (24) months, and not less than twelve (12) months, prior to the expiration of this Agreement. COMPANY agrees to give FRANCHISE OWNER written notice, not more than ninety (90) days after receipt of FRANCHISE OWNER's notice, of (a) COMPANY's determination whether or not it will grant FRANCHISE OWNER a Successor Franchise pursuant to this Section and/or (b) any deficiencies in FRANCHISE OWNER's operation of the UNIT (or any other failure to comply with the terms of this Agreement) which could cause COMPANY to refuse to grant a Successor Franchise. Such notice shall state what actions FRANCHISE OWNER must take to correct the deficiencies and shall specify the time period in which such deficiencies must be corrected. COMPANY shall give FRANCHISE OWNER written notice of a decision not to grant a Successor Franchise based upon FRANCHISE OWNER's failure to cure deficiencies not less than ninety (90) days prior to the expiration of the initial term of this Agreement. Such notice shall state the reasons for COMPANY's refusal to grant a Successor Franchise. In the event COMPANY fails to give FRANCHISE OWNER
(a) notice of deficiencies in the UNIT, or in FRANCHISE OWNER's operation of the UNIT, within ninety (90) days after receipt of FRANCHISE OWNER's timely election to obtain a Successor Franchise, or (b) notice of COMPANY's decision not to grant a Successor Franchise at least ninety (90) days prior to the expiration of the term of this Agreement, COMPANY may extend the term of this Agreement for such period of time as is necessary in order to provide FRANCHISE OWNER reasonable time to cure deficiencies or to provide ninety (90) days' notice of COMPANY's determination not to grant a Successor Franchise. The grant of a Successor Franchise shall be conditioned upon FRANCHISE OWNER's continued compliance with all the terms and conditions of this Agreement up to the date of expiration.

      16.C. SUCCESSOR FRANCHISE AGREEMENT/RELEASES.
            --------------------------------------

      To obtain a Successor Franchise, COMPANY, FRANCHISE OWNER and its
Owners shall execute the form of franchise agreement and any ancillary agreements then customarily used by COMPANY in the grant of franchises for the operation of BOSTON MARKET Units (with appropriate modifications to the term, the successor franchise provisions, and other appropriate provisions to reflect the fact that the agreement relates to a Successor Franchise) which may provide for higher or additional royalty and other fees, and FRANCHISE OWNER and its Owners shall execute general releases, in form satisfactory to COMPANY, of any and all claims against COMPANY and its Affiliates and their respective shareholders, officers, directors, employees, agents, successors and assigns. The franchise agreement for a Successor Franchise will not include any right to any further renewal, extension, or successor franchise rights. Failure by FRANCHISE OWNER and its Owners to sign and deliver to COMPANY, such agreements and releases within thirty (30) days after delivery thereof to FRANCHISE OWNER shall be deemed an election by FRANCHISE OWNER not to obtain a Successor Franchise.

17.   TERMINATION OF THE FRANCHISE.
      ----------------------------

      17.A. BY FRANCHISE OWNER.
            ------------------

      If FRANCHISE OWNER is in full compliance with this Agreement and COMPANY materially breaches this Agreement, FRANCHISE OWNER may terminate this Agreement effective thirty (30) days after COMPANY's receipt of written notice of termination if FRANCHISE OWNER gives written notice of such breach to COMPANY and COMPANY does not:

            (1) correct such failure within thirty (30) days after COMPANY's receipt of such notice of material breach; or

            (2) if such breach cannot reasonably be cured within thirty (30) days after COMPANY's receipt of such notice, undertake within thirty (30) days after COMPANY'S receipt of such notice, and continue until completion, reasonable efforts to cure such breach.

Any termination of this Agreement by FRANCHISE OWNER other than as provided in this Paragraph A shall be deemed a termination by FRANCHISE OWNER without cause.

      17.B. BY COMPANY.
            ----------

      COMPANY may terminate this Agreement, effective upon delivery of notice of termination to FRANCHISE OWNER, or, where expressly applicable, upon failure to cure to COMPANY's satisfaction any breach by the expiration of any period of time within which such breach may be cured in accordance with the provisions set forth below, if:

            (1) FRANCHISE OWNER fails to develop the UNIT in accordance with this Agreement and commence operation of business within the time provided in this Agreement; or

            (2) FRANCHISE OWNER or any of its Owners fails to operate, abandons, surrenders or transfers control of the operation of the UNIT without prior written approval of COMPANY; or

            (3) FRANCHISE OWNER or any of its Owners has made any material misrep resentation or omission in the application for the Franchise or in materials submitted relating to a transfer; or

            (4) FRANCHISE OWNER or any of its Owners is convicted by a trial court of or pleads guilty or no contest to a felony, or to another crime or offense that may adversely affect the reputation of FRANCHISE OWNER or the UNIT or the goodwill associated with the Marks or engages in any misconduct which may adversely affect the reputation of any BOSTON MARKET Unit or the goodwill associated with the Marks; or

            (5) FRANCHISE OWNER or any of its Owners makes an assignment or transfer in violation of this Agreement or, if applicable, FRANCHISE OWNER is an Authorized Entity and ceases to be controlled by DEVELOPER as set forth in the Development Agreement; or

            (6) FRANCHISE OWNER (or any of its Owners or employees) makes any unauthorized use or disclosure of or duplicates any copy of any Confidential Information, makes any unauthorized use of the Marks or Copyrighted Works, or uses, duplicates, or or discloses any portion of the Manuals or Copyrighted Works, or challenges or seeks to challenge the validity of the Marks or Copyrighted Works; or

            (7) FRANCHISE OWNER loses the right to possession of the Site and does not relocate the UNIT to another site in accordance with this Agreement; or

            (8)   FRANCHISE OWNER fails to timely commence or provide:

                  (a) Catering Service if consented to pursuant to a Catering Rider executed by COMPANY and FRANCHISE OWNER; or

                  (b) Delivery Service if required pursuant to this Agreement or to a Delivery Rider executed by COMPANY and FRANCHISE OWNER; or

                  (c) Special Distribution Arrangements if consented to pursuant to a Special Distribution Agreement executed by COMPANY and FRANCHISE OWNER,

in accordance with COMPANY's standards, specifications or procedures therefor, and does not correct such failure within ten (10) days after written notice of such failure is delivered to FRANCHISE OWNER; or

            (9) FRANCHISE OWNER becomes insolvent in the sense that FRANCHISE OWNER is unable to pay its bills as they become due; or

            (10) FRANCHISE OWNER, its Principal Owners or members of their immediate families violate the restrictions on the operation of Competitive Businesses during the term of this Agreement set forth in Paragraph 9.B. of this Agreement or Owners who have had access to the Confidential Information violate the covenants concerning competition and confidentiality contained in the form of Confidentiality and Non-Competition Agreement attached hereto as Exhibit F (regardless of whether
                                               ---------
      any such party has executed this Agreement or a Confidentiality and Non-Competition Agreement); or

            (11) FRANCHISE OWNER or any of its Owners fail to report accurately the UNIT's Royalty Base Revenue or fail to make payments of any amounts due COMPANY for Royalty Fees, Marketing Contributions, purchases from COMPANY or its Affiliates, or any other amounts due to COMPANY or its Affiliates, and do not correct such failure within ten (10) days after written notice of such failure is delivered to FRANCHISE OWNER; or

            (12) FRANCHISE OWNER causes or permits to exist a default under the lease or sublease for the Site and fails to cure such default within the applicable cure period set forth in the lease or sublease; or

            (13) FRANCHISE OWNER (or any of its Owners) fails on three or more separate occasions within any period of twenty-four (24) consecutive months to comply with this Agreement, whether or not such failures to comply are corrected after notice of default is given, or fail on two (2) or more separate occasions within any period of twelve (12) consecutive months to comply with the same requirement under this Agreement, whether or not such failures to comply are corrected after notice of default is given; or

            (14) FRANCHISE OWNER or any of its Owners fails to comply with any other provision of this Agreement or any mandatory specification, standard, or operating or inspection procedure prescribed by COMPANY or to pass COMPANY's quality control inspection and does not: (a) correct such failure within thirty (30) days after FRANCHISE OWNER's receipt of COMPANY's written notice of such failure to comply; or (b) if such failure cannot reasonably be corrected within the aforesaid thirty (30) day period but can be corrected within a reasonably short time (not to exceed an additional thirty (30) days), under take within ten (10) days after FRANCHISE OWNER's receipt of COMPANY's written notice, and continue until completion within such reasonably short time (not to exceed an additional thirty (30) days), best efforts to bring the UNIT into full compliance, and furnish proof acceptable to COMPANY upon its request of such efforts and the date full compliance will be achieved; or

            (15) FRANCHISE OWNER or any of its Owners fails or refuses to follow or comply with any mandatory specification, standard or operating procedure prescribed by COMPANY relating to the cleanliness or sanitation of the UNIT or receives a notice of violation from a governmental authority or violates any health, safety or sanitation law, ordinance or regulation and does not: (a) correct such failure or refusal within twenty-four (24) hours after written notice thereof is delivered to FRANCHISE OWNER; or (b) if such failure can be corrected within five (5) days but cannot reasonably be corrected within twenty-four (24) hours after such written notice is received by FRANCHISE OWNER, undertake corrective action within twenty-four (24) hours and achieve full compliance within five (5) days after written notice thereof; or

            (16) The lesser of (a) three (3) or more, or (b) fifty percent (50%) or more, of the Franchise Agreements granted (to FRANCHISE OWNER, DEVELOPER and/or Authorized Entities) in accordance with the terms of the Development Agreement are terminated by COMPANY in accordance with their terms, excluding the permanent closing of any BOSTON MARKET Units with the prior written approval of COMPANY; or

            (17) FRANCHISE OWNER or any Authorized Entities of DEVELOPER, if any, have terminated a Franchise Agreement with COMPANY without cause.

          17.C. TERMINATION OF CERTAIN RIGHTS OF FRANCHISE OWNER.
                ------------------------------------------------

          If COMPANY is entitled to terminate this Agreement in accordance with Paragraph 17.B. of this Agreement, COMPANY shall have the option to terminate any one or more of the following instead of terminating this Agreement:

                (1) FRANCHISE OWNER's option to develop BOSTON MARKET Units at Mall Sites under Paragraph 2.D.; and

                (2) FRANCHISE OWNER's option to purchase and develop BOSTON MARKET Units at Conversion Sites under Paragraph 2.E.; and

                (3) any Delivery Rider in effect between COMPANY and FRANCHISE OWNER; and

                (4) any Catering Rider in effect between COMPANY and FRANCHISE OWNER; and

                (5) any Special Distribution Agreement in effect between COMPANY and FRANCHISE OWNER,

effective ten (10) days after delivery of written notice thereof to FRANCHISE OWNER. If any of such rights, options or arrangements are terminated in accordance with this Paragraph 17.C., such termination shall be without prejudice to COMPANY's right to terminate this Agreement or other rights, options or arrangements at any time thereafter as a result of any additional defaults of the terms of this Agreement in accordance with Paragraph 17.B.

18.       RIGHTS AND OBLIGATIONS OF COMPANY AND FRANCHISE
          OWNER UPON TERMINATION OR EXPIRATION OF THE AGREEMENT.
          -----------------------------------------------------

          18.A. PAYMENT OF AMOUNTS OWED TO COMPANY.
                ----------------------------------

          FRANCHISE OWNER shall immediately pay to COMPANY upon termination or expiration of this Agreement such Royalty Fees, Marketing Contributions and amounts owed for purchases by FRANCHISE OWNER from COMPANY or its Affiliates, interest due on any of the foregoing, and all other amounts owed to COMPANY or its Affiliates which are then unpaid.

          18.B. MARKS, TRADE DRESS, AND COPYRIGHTED WORKS.
                -----------------------------------------

          Upon the termination or expiration of this Agreement, FRANCHISE OWNER shall:

                (1) not thereafter directly or indirectly at any time or in any manner identify itself or any business as a current or former BOSTON MARKET Unit, or as a current or former franchise owner of or as otherwise associated with COMPANY, or use any

Mark, any colorable imitation thereof or any mark substantially identical to or deceptively similar to any Mark in any manner or for any purpose, or utilize for any purpose any trade name, trademark or service mark, or other commercial symbol or trade dress that suggests or indicates a connection or association with COMPANY; and

                (2) immediately remove from the Site all signs containing any Mark, remove the Marks from all vehicles, fixtures, furnishings, decor items and other objects displaying any Mark at the Site and return to COMPANY or destroy all packaging materials and forms, advertising and promotional materials, catalogs, invoices and other materials containing any Mark or otherwise identifying or relating to a BOSTON MARKET Unit; and

                (3) immediately take such action as may be required to cancel or, at COMPANY's option, to transfer to COMPANY or its designee, all fictitious or assumed name or equivalent registrations relating to its use of any Mark; and

                (4) immediately cease use of all Copyrighted Works which were furnished and/or licensed to FRANCHISE OWNER by COMPANY pursuant to this Agreement and return to COMPANY or destroy, at COMPANY's option, all forms, advertising and promotional materials or other materials containing such Copyrighted Works; and

                (5) immediately take all such actions as may be necessary to transfer any telephone number and any telephone directory listings associated with the Marks to COMPANY. FRANCHISE OWNER acknowledges that, as between COMPANY and FRANCHISE OWNER, COMPANY has the sole right to and interest in all telephone numbers and directory listings associated with the Marks. FRANCHISE OWNER concurrently with the execution of this Agreement shall execute COMPANY's form of collateral assignment of telephone numbers and listings (the "Telephone Number Assignment"), the current form of which is attached to this Agreement as Exhibit F. FRANCHISE OWNER, by executing this Agreement, authorizes and appoints
---------
COMPANY and any officer of COMPANY as his attorney in fact, to direct the telephone company and all listing agencies to transfer such telephone numbers and listings to COMPANY, at COMPANY's direction, should FRANCHISE OWNER fail or refuse to do so upon receipt of COMPANY's termination notice or other written request. FRANCHISE OWNER acknowledges and agrees that the telephone company and all listing agencies may accept this Agreement and/or the Telephone Number Assignment as conclusive evidence of the exclusive right of the COMPANY in such telephone numbers and directory listings and its authority to direct their transfer; and

                (6) if COMPANY does not purchase the UNIT as provided in Paragraph 18.F., at FRANCHISE OWNER's expense, immediately make such modifications and alterations, including removal of all distinctive physical and structural features associated with the Trade Dress of BOSTON MARKET Units, as may be necessary to distinguish the Site and the UNIT so clearly from its former appearance and from other BOSTON MARKET Units as to prevent any possibility that the public will associate the

     Site with BOSTON MARKET Units and to prevent confusion created by such association. Such modifications and altera tions shall include, but not be limited to, removing or covering the distinctive decor and color scheme on all walls, signage, counters, displays, equipment, vehicles, fixtures and furnishings, as well as the exterior of the UNIT. If FRANCHISE OWNER fails to initiate immediately or complete such modifications, alterations and/or removals within such time as COMPANY deems appropriate, FRANCHISE OWNER agrees that COMPANY or its designated agents may enter the UNIT and adjacent areas without prior notice to make such modifications, alterations and/or removals, at FRANCHISE OWNER's expense, without liability for trespass or damages. FRANCHISE OWNER expressly acknowledges that its failure to make such alterations will cause irreparable injury to COMPANY and consents to entry, at FRANCHISE OWNER's expense, of an ex-parte order by any court of competent jurisdiction authorizing COMPANY or its agents to take such action, if COMPANY seeks such an order.

FRANCHISE OWNER shall furnish to COMPANY (i) within thirty (30) days after the effective date of termination or expiration, evidence satisfactory to COMPANY of FRANCHISE OWNER's compliance with Subparagraphs (1), (3) and (4) of the foregoing obligations, and (ii) within thirty (30) days after the later of expiration of COMPANY's option to purchase the UNIT, as provided in this Section, or receipt of notice that COMPANY elects not to purchase the UNIT pursuant to this Section, evidence satisfactory to COMPANY of FRANCHISE OWNER's compliance with all of the foregoing obligations. If COMPANY exercises its option to purchase the UNIT under this Section, COMPANY, in its sole discretion, shall direct FRANCHISE OWNER regarding which, if any, of the above requirements FRANCHISE OWNER shall observe.

     18.C.  CONFIDENTIAL INFORMATION.
            ------------------------

     FRANCHISE OWNER agrees that upon termination or expiration of the Franchise (without grant of a Successor Franchise):

            (1) it, and all of its affiliates, OWNERS, employees, agents or other representatives, will immediately cease to use and will maintain the absolute confidentiality of any Confidential Information of COMPANY disclosed to or otherwise learned or acquired by FRANCHISE OWNER and will refrain from using such Confidential Information in any business or otherwise; and

            (2) it will return to COMPANY all copies of the Manuals and any other confidential materials which have been loaned or made available to it by COMPANY.

     18.D. COVENANT NOT TO COMPETE.
           -----------------------

     Upon expiration or termination of this Agreement by COMPANY or by FRANCHISE OWNER, other than pursuant to Paragraph 17.A., neither FRANCHISE OWNER nor any of its Principal Owners shall directly or indirectly (through a member of the Immediate Family of

FRANCHISE OWNER or a Principal Owner or otherwise) for a period of two (2) years commencing on the effective date of such termination or expiration, or the date on which FRANCHISE OWNER ceases to operate the UNIT, whichever is later:

            (1) have any interest as a disclosed or beneficial owner in any Competitive Business located or operating:

                (a) at the Site; or

                (b) within a five (5) mile radius of the Site; or

                (c) within a five (5) mile radius of any other BOSTON MARKET
            Unit in operation or under development on the effective date of termination or expiration of this Agreement; or

                (d) within the Market Area; or

            (2) perform services as a director, officer, manager, employee, consultant, representative, agent or otherwise for any Competitive Business located or operating:

                (a) at the Site; or

                (b) within a five (5) mile radius of the Site; or

                (c) within a five (5) mile radius of any other BOSTON MARKET
            Unit in operation or under development on the effective date of termination or expiration of this Agreement; or

                (d) within the Market Area; or

            (3) divert or attempt to divert any business or any customers of any BOSTON MARKET Unit to any Competitive Business; or

            (4) employ or seek to employ, any person who is employed by COMPANY, its Affiliates or any developer or franchise owner of COMPANY, nor induce nor attempt to induce any such person to leave said employment without the prior written consent of such person's employer.

     The restrictions of Subparagraph (1) of this Paragraph 18.D. will not be applicable to the ownership of shares of a class of securities listed on a stock exchange or traded on the over-the-counter market and quoted on a national inter-dealer quotation system that represent less than three percent (3%) of the number of shares of that class of securities issued and outstanding nor shall they be construed to prohibit FRANCHISE OWNER, any Principal Owner of FRANCHISE OWNER, or any member of the Immediate Family of FRANCHISE OWNER or any Principal Owner from having a direct or indirect ownership interest in any BOSTON

MARKET Unit, development agreement or franchise agreement for the development or operation of any BOSTON MARKET Unit, or any entity owning, controlling or operating a BOSTON MARKET Unit, or from providing services to a BOSTON MARKET Unit. Furthermore, the restrictions of this Paragraph 18.D. shall not prohibit FRANCHISE OWNER, any Principal Owner of FRANCHISE OWNER, or any member of the Immediate Family of FRANCHISE OWNER or a Principal Owner of FRANCHISE OWNER (to the extent any such person(s) is an individual) from performing services for or having an ownership interest in a Permitted Competitive Business, or from conducting customary promotion and advertising of a Permitted Competitive Business.

     18.E.  CONTINUING OBLIGATIONS.
            ----------------------

     All obligations of COMPANY and FRANCHISE OWNER which expressly or by their nature survive or are intended to survive the expiration or termination of this Agreement shall continue in full force and effect subsequent to and notwithstanding its expiration or termination and until they are satisfied in full or by their nature expire.

     18.F. COMPANY'S RIGHT TO PURCHASE ASSETS OF THE UNIT.
           ----------------------------------------------

     Upon termination of this Agreement by COMPANY in accordance with its terms and conditions, upon termination of this Agreement by FRANCHISE OWNER without cause, or upon expiration of this Agreement (without the grant of a Successor Franchise), COMPANY shall have the option, exercisable by giving written notice thereof within sixty (60) days from the date of such expiration or termination, to purchase from FRANCHISE OWNER all the assets used in the UNIT. As used in this Paragraph, "assets" shall mean and include, without limitation, leasehold improvements, equipment, vehicles, furnishings, fixtures, signs, inventory (non-perishable products, materials and supplies) and the lease or sublease for the Site. COMPANY shall have the unrestricted right to assign this option to purchase. COMPANY or its assignee shall be entitled to all customary warranties and representations given by the seller of a business including, without limitation, representations and warranties as to: (1) ownership, condition and title to assets; (2) liens and encumbrances relating to the assets; and (3) validity of contracts and liabilities, inuring to COMPANY or affecting the assets, contingent or otherwise.

     The purchase price for the assets of the UNIT shall be the fair market value, determined as of the date of termination or expiration of this Agreement in a manner consistent with reasonable depreciation of leasehold improvements owned by FRANCHISE OWNER and the equipment, vehicles, furnishings, fixtures, signs and inventory of the UNIT, provided that the purchase price shall take into account the termination or expiration of the Franchise granted hereunder and this Agreement and shall not contain any factor or increment for any trademark, service mark or other commercial symbol used in connection with the operation of the UNIT or any goodwill or "going concern" value for the UNIT and further provided that COMPANY may exclude from the assets purchased hereunder any equipment, vehicles, furnishings, fixtures, signs and inventory that are not approved as meeting then-current quality standards for BOSTON MARKET Units. The length of the remaining term of the lease or sublease for the

Site of the UNIT shall also be considered in deter mining the fair market value hereunder. If COMPANY and FRANCHISE OWNER are unable to agree on the fair market value of the assets, the fair market value shall be determined by an independent appraiser selected by COMPANY and FRANCHISE OWNER, and if they are unable to agree on an independent appraiser, COMPANY and FRANCHISE OWNER shall each select one independent appraiser, who shall select a third independent appraiser, and the fair market value shall be deemed to be the average of the three (3) independent appraisals. The appraisers so selected shall value the leasehold improvements, equipment, furnishings, fixtures, signs and inventory in accordance with the standards of this Paragraph.

     The purchase price shall be paid in cash, a cash equivalent, or marketable securities of equivalent value at the closing of the purchase, which shall take place no later than ninety (90) days after receipt by FRANCHISE OWNER of notice of exercise of this option to purchase, at which time FRANCHISE OWNER shall deliver instruments transferring to COMPANY or its assignee: (i) good and merchantable title to the assets purchased, free and clear of all liens and encumbrances (other than liens and security interests acceptable to COMPANY or its assignee), with all sales and other transfer taxes paid by FRANCHISE OWNER;
(ii) all licenses and permits of the UNIT which may be assigned or transferred; and (iii) the lease or sublease for the Site. In the event that FRANCHISE OWNER cannot deliver clear title to all of the purchased assets as aforesaid, or in the event there shall be other unresolved issues, the closing of the sale shall be accomplished through an escrow. Further, FRANCHISE OWNER and COMPANY shall, prior to closing, comply with all applicable legal requirements, including the bulk sales provisions of the Uniform Commercial Code of the state in which the UNIT is located and the bulk sales provisions of any applicable tax laws and regulations. FRANCHISE OWNER shall, prior to or simultaneously with the closing of the purchase, pay all tax liabilities incurred in connection with the operation of the UNIT. COMPANY shall have the right to set off against and reduce the purchase price by any and all amounts owed by FRANCHISE OWNER to COMPANY, and the amount of any encumbrances or liens against the assets or any obligations assumed by COMPANY.

     If COMPANY or its assignee exercises this option to purchase, pending the closing of such purchase as hereinabove provided, COMPANY shall have the right to appoint a manager to maintain the operation of the UNIT. Alternatively, COMPANY may require FRANCHISE OWNER to close the UNIT during such time period without removing any assets from the UNIT. FRANCHISE OWNER shall maintain in force all insurance policies required pursuant to this Agreement, through the date of closing. If the Site is leased, COMPANY agrees to use reasonable efforts to effect a termination of the existing lease for the Site and enter into a new lease on reasonable terms with the landlord. In the event COMPANY is unable to enter into a new lease and FRANCHISE OWNER's rights under the lease for the Site are assigned to COMPANY or COMPANY subleases the Site from FRANCHISE OWNER, COMPANY will indemnify and hold harmless FRANCHISE OWNER from any ongoing liability under the lease from the date COMPANY assumes possession of the Site.

19. ENFORCEMENT.
    -----------

     19.A. SEVERABILITY AND SUBSTITUTION OF VALID PROVISIONS.
           -------------------------------------------------

     If any provision of this Agreement relating to the in-term exclusive dealing covenants is declared or made invalid or unenforceable by judicial action, legislation or other government action, COMPANY may, if it believes in its sole discretion that the continuation of this Agreement would not be in its best interests, terminate this Agreement effective upon sixty (60) days' written notice to FRANCHISE OWNER.

     All other provisions of this Agreement are severable and this Agreement shall be interpreted and enforced as if all completely invalid or unenforceable provisions were not contained herein and partially valid and enforceable provisions shall be enforced to the extent valid and enforceable. To the extent the post-transfer restrictive covenants or post-termination/post-expiration restrictive covenants contained herein are deemed unenforceable by virtue of their scope in terms of geographic area, business activity prohibited and/or length of time, but may be made enforceable by reductions or alterations of either or any thereof, FRANCHISE OWNER and COMPANY agree that the same shall be enforced to the fullest extent permissible under the laws and public policies applied in the jurisdiction in which enforcement is sought. If any applicable and binding law or rule of any juris diction requires a greater prior notice of the termination of this Agreement or refusal to grant a Successor Franchise than is required hereunder, or the taking of some other action not required hereunder, or if under any applicable and binding law or rule of any jurisdiction, any provision of this Agreement or any specification, standard or operating procedure prescribed by COMPANY is invalid or unenforceable, the prior notice and/or other action required by such law or rule shall be substituted for the comparable provisions hereof, and COMPANY shall have the right, in its sole discretion, to modify such invalid or unenforceable provision, specification, standard, or operating procedure to the extent required to be valid and enforceable. Such modifications to this Agreement shall be effective only in such jurisdiction and this Agreement shall be enforced as originally made and entered into in all other jurisdictions.

     19.B. WAIVER OF OBLIGATIONS.
           ---------------------

     COMPANY and FRANCHISE OWNER may by written instrument unilaterally waive or reduce any obligation of or restriction upon the other under this Agreement, effective upon delivery of written notice thereof to the other or such other effective date stated in the notice of waiver. Whenever this Agreement requires COMPANY's prior approval or consent, FRANCHISE OWNER shall make a timely written request therefor and such approval shall be obtained in writing.

     With respect to this Agreement, the relationship of the parties, the UNIT, Catering Service, Delivery Service, Special Distribution Arrangements or any other matter, COMPANY makes no warranties or guaranties upon which FRANCHISE OWNER may rely, and assumes no liability or obligation to FRANCHISE OWNER, by granting any waiver, approval, or consent to FRANCHISE OWNER or by reason of any neglect, delay, or denial of any request therefor. Any waiver granted by COMPANY
(1) shall be without prejudice to any other rights COMPANY may have, (2) will be subject to continuing review by COMPANY, and (3) as to continuing waivers, may be revoked prospectively, in COMPANY's sole discretion, at any time and for any reason, effective upon delivery to FRANCHISE OWNER of ten (10) days' prior written notice.

     COMPANY and FRANCHISE OWNER shall not be deemed to have waived or impaired any right, power, or option reserved by this Agreement (including, without limitation, the right to demand full compliance with every term, condition, and covenant in this Agreement, or to declare any breach thereof to be a default and to terminate this Agreement prior to the expiration of its term), by virtue of any:

           (i) custom or practice of the parties at variance with the terms hereof; or

           (ii) any failure, refusal, or neglect of COMPANY or FRANCHISE OWNER to exercise any right under this Agreement or to insist upon full compliance by the other with its obligations hereunder, including, without limitation, any mandatory specification, standard or operating procedure; or

           (iii) any waiver, forebearance, delay, failure, or omission by COMPANY to exercise any right, power, or option, whether of the same, similar or different nature, with respect to any other BOSTON MARKET Unit or any development or franchise agreement therefor; or

           (iv) the acceptance by COMPANY of any payments from FRANCHISE OWNER after any breach by FRANCHISE OWNER of this Agreement.

     Neither COMPANY nor FRANCHISE OWNER shall be liable for loss or damage or deemed to be in breach of this Agreement if its failure to perform its obligations results from any of the following and is not caused by the non-performing party:

           (v)    acts of God; or

           (vi)   acts of war or insurrection; or

           (viii) strikes, lockouts, boycotts, fires and other casualties.

Any delay resulting from any of said causes shall extend the time allowed for performance or excuse performance, in whole or in part, as may be reasonable, except that said causes shall not excuse payments of amounts owed at the time of such occurrence or payment of Royalty Fees or other fees thereafter and as soon as performance is possible the non-performing party shall immediately resume performance and, in no event, shall non-performance be excused for more than six
(6) months.

     19.C. INJUNCTIVE RELIEF.
           -----------------

     Nothing in this Agreement shall bar COMPANY's right to seek specific performance of the provisions of this Agreement and injunctive relief against threatened conduct that will cause it loss or damages under customary equity rules, including applicable rules for obtaining restraining orders and preliminary injunctions. FRANCHISE OWNER agrees that COMPANY may obtain such injunctive relief in addition to such further or other relief as may be available at law or in equity. FRANCHISE OWNER agrees that COMPANY will not be required to post a bond to obtain any injunctive relief and that FRANCHISE OWNER's only remedy if an injunction is entered against FRANCHISE OWNER will be the dissolution of that injunction, if warranted, upon due hearing (all claims for damages by reason of the wrongful issuance of such injunction being expressly waived hereby). Any such action shall be brought as provided in Paragraph 19.G. of this Section.

     19.D. RIGHTS OF PARTIES ARE CUMULATIVE.
           --------------------------------

     The rights of COMPANY and FRANCHISE OWNER hereunder are cumulative and no exercise or enforcement by COMPANY or FRANCHISE OWNER of any right or remedy hereunder shall preclude the exercise or enforcement by COMPANY or FRANCHISE OWNER of any other right or remedy hereunder or to which COMPANY or FRANCHISE OWNER is entitled by law.

     19.E. COSTS AND LEGAL FEES.
           --------------------

     If COMPANY engages legal counsel in connection with any failure by FRANCHISE OWNER to comply with this Agreement, FRANCHISE OWNER shall reimburse COMPANY for costs and expenses incurred by COMPANY, including, without limitation, reasonable accountants, attorneys', attorneys assistants', arbitrators' and expert witness fees, cost of investigation and proof of facts, court costs, other litigation expenses and travel and living expenses, whether incurred prior to, in preparation for, in contemplation of or in connection with the filing of any judicial or arbitration proceeding to enforce this Agreement.

     19.F. GOVERNING LAW.
           -------------

     EXCEPT TO THE EXTENT GOVERNED BY THE UNITED STATES TRADEMARK ACT OF 1946 (LANHAM ACT, 15 U.S.C. (S)(S) 1051 ET SEQ.), THIS AGREEMENT AND THE RELATIONSHIP
                                   ------
BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF COLORADO, EXCEPT THAT SUCH STATE'S CHOICE OF LAW AND CONFLICTS OF LAW RULES SHALL NOT APPLY AND ANY FRANCHISE REGISTRATION, DISCLOSURE, RELATIONSHIP OR SIMILAR STATUTE WHICH MAY BE ADOPTED BY THE STATE OF COLORADO SHALL NOT APPLY UNLESS ITS JURISDICTIONAL REQUIREMENTS ARE MET INDEPENDENTLY WITHOUT REFERENCE TO THIS PARAGRAPH.

     19.G. CONSENT TO JURISDICTION/CHOICE OF FORUM.
           ---------------------------------------

     FRANCHISE OWNER AGREES THAT FRANCHISE OWNER SHALL, AND COMPANY MAY, AT ITS OPTION, INSTITUTE ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY STATE COURT OF GENERAL JURISDIC TION IN JEFFERSON COUNTY, COLORADO OR THE UNITED STATES FEDERAL DISTRICT COURT FOR THE DISTRICT OF COLORADO, OR THE STATE COURT OF GENERAL JURISDICTION OR UNITED STATES FEDERAL DISTRICT COURT NEAREST TO COMPANY'S EXECUTIVE OFFICE AT THE TIME SUCH ACTION IS FILED. FRANCHISE OWNER IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT AND WAIVES ANY OBJECTION IT MAY HAVE TO EITHER THE JURISDICTION OR VENUE OF ANY SUCH COURT.

     19.H. LIMITATIONS OF CLAIMS.
           ---------------------

     EXCEPT FOR CLAIMS BROUGHT BY COMPANY WITH REGARD TO FRANCHISE OWNER'S OBLIGATIONS TO MAKE PAYMENTS TO COMPANY PURSUANT TO THIS AGREEMENT OR TO INDEMNIFY COMPANY PURSUANT TO PARAGRAPH 8.D., ANY AND ALL CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE RELATIONSHIP OF FRANCHISE OWNER AND COMPANY PURSUANT TO THIS AGREEMENT SHALL BE BARRED UNLESS AN ACTION IS COMMENCED WITHIN:
(1) TWO (2) YEARS FROM THE DATE ON WHICH THE ACT OR EVENT GIVING RISE TO THE CLAIM OCCURRED OR (2) ONE (1) YEAR FROM THE DATE ON WHICH FRANCHISE OWNER OR COMPANY KNEW OR SHOULD HAVE KNOWN, IN THE EXERCISE OF REASONABLE DILIGENCE, OF THE FACTS GIVING RISE TO SUCH CLAIMS, WHICHEVER OCCURS FIRST.

     19.I. WAIVER OF PUNITIVE DAMAGES.
           --------------------------

     COMPANY AND FRANCHISE OWNER HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO OR CLAIM FOR ANY PUNITIVE, EXEMPLARY, CONSEQUENTIAL OR SPECULATIVE DAMAGES AGAINST THE OTHER AND AGREE THAT IN THE EVENT OF A DISPUTE BETWEEN THEM, EXCEPT AS OTHERWISE PROVIDED HEREIN, EACH SHALL BE LIMITED TO THE RECOVERY OF ACTUAL DAMAGES SUSTAINED BY IT.

     19.J. WAIVER OF JURY TRIAL.
           --------------------

     COMPANY AND FRANCHISE OWNER HEREBY IRREVOCABLY WAIVE TRIAL BY JURY ON ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER OF THEM.

     19.K. BINDING EFFECT.
           --------------

     This Agreement is binding upon the parties hereto and their respective executors, administrators, heirs, assigns, and successors in interest, and shall not be modified, except by written agreement signed by both FRANCHISE OWNER and COMPANY.

     19.L. CONSTRUCTION.
           ------------

     The preambles and exhibits are a part of this Agreement, which constitutes the entire agreement of the parties, and there are no other oral or written understandings or agreements between COMPANY and FRANCHISE OWNER relating to the subject matter of this Agreement. Except as otherwise provided herein, nothing in this Agreement is intended, nor shall be deemed, to confer any rights or remedies upon any person or legal entity not a party hereto. The headings of the several sections and paragraphs hereof are for convenience only and do not define, limit, or construe the contents of such sections or paragraphs. The term "FRANCHISE OWNER" as used in this Agreement is applicable to one or more persons or entities as the case may be, and the singular usage includes the plural and the masculine and neuter usages include each other and the feminine.

     If two or more persons are at any time FRANCHISE OWNER hereunder, whether or not as partners or joint venturers, their obligations and liabilities to COMPANY shall be joint and several. This Agreement shall be executed in multiple copies, each of which shall be deemed an original.

     19.M. REASONABLENESS.
           --------------

     COMPANY and FRANCHISE OWNER agree to act reasonably in all dealings with each other pursuant to this Agreement. Whenever the consent or approval of either party is required or contemplated hereunder, the party whose consent is required agrees not to unreasonably withhold the same, unless such consent is expressly subject to such party's sole discretion pursuant to the terms of this Agreement.

20.  NOTICES AND PAYMENTS.
     --------------------

     All written notices and reports permitted or required to be delivered by the provisions of this Agreement or of the Manuals shall be deemed so delivered at the time delivered by hand, one (1) business day after transmission by telegraph or telex or by facsimile with proof of receipt, one (1) business day after being placed in the hands of a commercial courier service for overnight delivery, or three (3) business days after placement in the United States Mail by Registered or Certified Mail, Return Receipt Requested, postage prepaid and addressed to COMPANY at 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086, to the attention of the President, or at its most current principal business address of which FRANCHISE OWNER has been notified or to FRANCHISE OWNER at FRANCHISE OWNER's most current principal business address of which COMPANY has been notified, as applicable. All payments and reports required by this Agreement shall be directed to

COMPANY at the above address, or to such other persons and places as COMPANY may direct from time to time. Any required payment or report not actually received by COMPANY during regular business hours on the date due (or postmarked by postal authorities at least two (2) days prior thereto) shall be deemed delinquent.

21.  DELEGATION OF CERTAIN FUNCTIONS.
     -------------------------------

     Notwithstanding Sections 11.F. and 15.B. of this Agreement, COMPANY and FRANCHISE OWNER acknowledge and agree that FRANCHISE OWNER may enter into a management services agreement (the "Management Agreement") with a management service provider affiliated with FRANCHISE OWNER (the "Management Company") providing for the Management Company to furnish to FRANCHISE OWNER certain management services approved by COMPANY, provided that: (a) COMPANY has approved the Management Company; (b) COMPANY has approved the Management Agreement; and (c) the Management Company has entered into a confidentiality agreement with COMPANY and FRANCHISE OWNER in form and substance acceptable to COMPANY. COMPANY may withhold any of the foregoing approvals in its sole discretion.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement in multiple originals on the day and year first above written and COMPANY has accepted this Agreement in Jefferson County, Colorado.


BOSTON CHICKEN, INC.                     ----------------------------------
                                         FRANCHISE OWNER



By:                                      By:
   -----------------------------            -------------------------------
 Title:                                   Title:
       -------------------------                ---------------------------

                           FLAGSHIP/SATELLITE RIDER
                          TO THE BOSTON CHICKEN, INC.
                              FRANCHISE AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                                      AND
                                     DATED


          THIS FLAGSHIP/SATELLITE RIDER is to the Boston Chicken, Inc. Franchise Agreement (the "Agreement"), dated __________, 199__ by and between Boston Chicken, Inc. ("COMPANY") and ____________ (hereinafter referred to as "FRANCHISE OWNER").

          The following shall amend and be incorporated into the Agreement. In the event of any conflict between the terms of the Agreement and the terms of this Addendum, then the terms of this Addendum shall control. All capitalized terms not defined in this Addendum shall have the respective meanings set forth in the Agreement.

          1. Section 1.A is hereby amended by adding the following at the end thereof:

          The UNIT shall be operated as a (check one, if applicable):

                             Flagship Store
               -----

                             Satellite Store
               -----

          For purposes hereof, the terms "Flagship Store" and "Satellite Store" shall have the meanings given to them in COMPANY's Uniform Franchise Offering Circular previously delivered to FRANCHISE OWNER. COMPANY reserves the right, at any time and in its sole discretion, with or without cause and regardless of the investment made by FRANCHISE OWNER in establishing the UNIT as a Flagship Store or Satellite Store or the length of time FRANCHISE OWNER has operated the UNIT as a Flagship Store or Satellite Store, to terminate FRANCHISE OWNER's right to operate the UNIT as a Flagship Store or Satellite Store, as applicable.

          2. Section 10.C is hereby amended by adding the following at the end thereof:

             COMPANY and FRANCHISE OWNER hereby acknowledge and agree that the term "Royalty Base Revenue" with respect to the UNIT shall not include revenue, if any, derived from FRANCHISE OWNER's or the UNIT's sale of products to a Satellite Store owned and operated by FRANCHISE OWNER; provided such products are intended for resale at such Satellite Store.

         3. Section 11.D is hereby amended by adding the following at the end thereof:

         FRANCHISE OWNER agrees to operate the Flagship Store or Satellite Store, as applicable, in accordance with the standards, specifications and procedures for Flagship Stores or Satellite Stores which COMPANY prescribes, and which COMPANY may change from time to time in its sole discretion, in the Manuals or otherwise in writing, including without limitation, requirements for delivery drivers, delivery vehicles (owned and non-owned), training of personnel involved in delivery, design, layout, equipment, fixtures, signage, product packaging, materials and supplies, and COMPANY's prototype plans and layout for a Flagship Store or Satellite Store, as applicable. In particular, and without limiting the foregoing, FRANCHISE OWNER shall:

               a. require all delivery drivers to strictly comply with all regulations, laws and ordinances applicable to the operation of motor vehicles and use due care, taking into consideration road conditions, when performing delivery services;

               b. require all delivery drivers to maintain adequate motor vehicle liability insurance that complies with all applicable laws and regulations and that extends to the operation of a motor vehicle for use for commercial delivery;

               c. maintain or cause drivers to maintain all delivery vehicles in good and safe operating condition in full compliance with all applicable laws and regulations;

               d. conduct initial and periodic (at least once every six months) driving record checks on all delivery drivers;

               e. require all delivery drivers to possess and maintain a valid driver's license and driving records free of disqualifying violations; and

               f. suspend, or where appropriate under COMPANY's specifications and standards as in effect from time to time, terminate any delivery driver who does not conform to COMPANY's standards and specifications for delivery of products.

         FRANCHISE OWNER shall maintain the condition and appearance of, and perform maintenance with respect to the delivery vehicles, facilities, fixtures and equipment used in connection with the operation of the Flagship Store or Satellite Store, as applicable, in accordance with COMPANY's standards, specifications and procedures, and consistent with the image of BOSTON MARKET Units as first class, clean, sanitary, attractive and efficiently operated food service businesses.

         4. Section 17.B. is hereby amended by adding the following at the end thereof:

         If FRANCHISE OWNER fails to operate the Flagship Store or Satellite Store, as applicable, in accordance with this Rider, FRANCHISE OWNER acknowledges and agrees that COMPANY shall have the right to terminate:
         (a) this Agreement pursuant to and in accordance with this Section 17.B., or (b) FRANCHISE OWNER's right to operate the UNIT as a Flagship Store or Satellite Store, as applicable.

         Notwithstanding the foregoing, COMPANY reserves the right, at any time and in its sole discretion, with or without cause and regardless of:
         (a) the investment made by FRANCHISE OWNER; (b) the length of time FRANCHISE OWNER has operated the UNIT as a Flagship Store or Satellite Store, as applicable; or (c)(i) the fact that Satellite Stores receive products from the Flagship Store, if applicable, or (ii) the fact that the Satellite Store receives products from a Flagship Store, to suspend or terminate FRANCHISE OWNER's right to operate the Flagship Store or Satellite Store, as applicable.

         IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Flagship/Satellite Rider in duplicate as of the date written below.

  DATE:                               DATE:
       -------------------                 ---------------------
  COMPANY:                            FRANCHISE OWNER:

  BOSTON CHICKEN, INC.
                                      --------------------------


  By:                                 By:
     ---------------------               -----------------------
    Its:                                Its:
        ------------------                  --------------------

                                   EXHIBIT A
                          TO THE BOSTON CHICKEN, INC.
                              FRANCHISE AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                      AND _______________________________
                         DATED ________________________



                        FRANCHISE OWNER ACKNOWLEDGEMENTS
                         AND REPRESENTATIONS STATEMENT
                         -----------------------------

                                   EXHIBIT A


                        FRANCHISE OWNER ACKNOWLEDGEMENTS
                         AND REPRESENTATIONS STATEMENT
                         -----------------------------


                     See Exhibit A To Development Agreement

                                   EXHIBIT B
                          TO THE FRANCHISE AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                         AND _____ ("FRANCHISE OWNER")
                              DATED ____________

                             SITE AND TERRITORY
                             ------------------

                              SITE AND TERRITORY
                              ------------------

1.  Site. The Site of the UNIT will be as follows:
    ----



2.  Territory. The Territory shall be as follows:
    ---------



BOSTON CHICKEN, INC.                         ------------------------------
                                             FRANCHISE OWNER

By:                                          By:
   -------------------------                    ---------------------------
  Title:                                       Title:
        --------------------                         ----------------------

                                   EXHIBIT C
                          TO THE FRANCHISE AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                     AND _____________ ("FRANCHISE OWNER")
                            DATED _________________


                       PERMITTED COMPETITIVE BUSINESSES,
                        FORM DEVELOPMENT AGREEMENT (FOR
                     SINGLE-UNIT FRANCHISES), IDENTITY OF
                  DEVELOPER AND DATE OF DEVELOPMENT AGREEMENT
                  -------------------------------------------

                       PERMITTED COMPETITIVE BUSINESSES,
                        FORM DEVELOPMENT AGREEMENT (FOR
                      SINGLE-UNIT FRANCHISES), IDENTITY OF
                  DEVELOPER AND DATE OF DEVELOPMENT AGREEMENT
                  -------------------------------------------


     1.   Applicability.  If this Agreement is not executed pursuant to a
          -------------
  Development Agreement, Section 2 of this Exhibit shall be completed by the parties and Sections 2 and 3 of this Exhibit shall be incorporated into this Agreement. If this Agreement is executed pursuant to a Development Agreement,
  Section 4 of this Exhibit shall be completed by the parties and incorporated into this Agreement.

     2.   Owners in Permitted Competitive Businesses.  Subject to Section 1 of
          ------------------------------------------
  this Exhibit and as specified in Paragraph B of Section 9 of this Agreement, the following persons currently perform services for or have an ownership interest in a Permitted Competitive Business as of the date of this Agreement.

  Name of Owner:                         Name of Owner:


  ------------------------------         -----------------------------


  Name of Competitive Business:          Name of Competitive Business:


  ------------------------------         -----------------------------



  Address of Competitive Business:       Address of Competitive Business:


  ------------------------------         -----------------------------

  ------------------------------         -----------------------------


  Name of Owner:                         Name of Owner:


  ------------------------------         -----------------------------


  Name of Competitive Business:          Name of Competitive Business:


  ------------------------------         -----------------------------

  Address of Competitive Business:       Address of Competitive Business:


  ------------------------------         -----------------------------

  ------------------------------         -----------------------------

     3.   Development Agreement.  Subject to Section 1 of this Exhibit,
          ---------------------
  FRANCHISE OWNER has received the form of Development Agreement contained in COMPANY's Uniform Franchise Offering Circular in effect as of the date of this Agreement.

     4.   Date of Development Agreement and Identity of Developer.  Subject to
          -------------------------------------------------------
  Section 1 of this Exhibit, the date of the Development Agreement and the identity of DEVELOPER under the Development Agreement is as follows:


                                   -------------------------------
                                   DEVELOPER



                                   -------------------------------
                                   DATE


  BOSTON CHICKEN, INC.                    ---------------------------------
                                          FRANCHISE OWNER



  By:                                     By:
     ---------------------------             --------------------------

    Title:                                  Title:
          ----------------------                  ---------------------

                                   EXHIBIT D
                           TO THE FRANCHISE AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                 AND ______________________ ("FRANCHISE OWNER")
                        DATED _________________________


                AUTHORIZATION AGREEMENT FOR PREARRANGED PAYMENTS
                                (DIRECT DEBITS)
                                 -------------

                AUTHORIZATION AGREEMENT FOR PREARRANGED PAYMENTS
                                (DIRECT DEBITS)
                                 -------------


                                     (Name of Person or Legal Entity)(ID Number)
  ----------------------------------- ----

  The undersigned depositor ("DEPOSITOR") hereby authorizes Boston Chicken, Inc. ("COMPANY") to initiate debit entries and/or credit correction entries to the undersigned's checking and/or savings account(s) indicated below and the depository designated below ("DEPOSITORY") to debit such account pursuant to COMPANY's instructions.


  -----------------------------------      ------------------------------------
  DEPOSITORY                               Branch


  ------------------    ------------------            -------------------------
  City                  State                         Zip Code


  --------------------------------         ------------------------------------
  Bank Transit/ABA Number                  Account Number


  -----------------------------------------------------------------------------
  This authority is to remain in full and force and effect until DEPOSITORY has received joint written notification from COMPANY and DEPOSITOR of the DEPOSITOR's termination of such authority in such time and in such manner as to afford DEPOSITORY a reasonable opportunity to act on it. Notwithstanding the foregoing, DEPOSITORY shall provide COMPANY and DEPOSITOR with thirty (30) days' prior written notice of the termination of this authority. If an erroneous debit entry is initiated to DEPOSITOR's account, DEPOSITOR shall have the right to have the amount of such entry credited to such account by DEPOSITORY, if (a) within fifteen (15) calendar days following the date on which DEPOSITORY sent to DEPOSITOR a statement of account or a written notice pertaining to such entry or (b) forty-five (45) days after posting, which ever occurs first, DEPOSITOR shall have sent to DEPOSITORY a written notice identifying such entry, stating that such entry was in error and requesting DEPOSITORY to credit the amount thereof to such account. These rights are in addition to any rights DEPOSITOR may have under federal and state banking laws.


  ------------------------------------    --------------------------------------
  DEPOSITOR                               DEPOSITORY


  By:                                     By:
     ---------------------------------       -----------------------------------
     Title:                                  Title:
           ---------------------------             -----------------------------


  Date:                                   Date:
       -------------------------------         ---------------------------------

                                   EXHIBIT E
                           TO THE FRANCHISE AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                AND ________________________ ("FRANCHISE OWNER")
                       DATED ___________________________



                        PRINCIPAL OWNERS, OTHER OWNERS,
                          DESIGNATED PRINCIPAL OWNERS,
                UNIT AND ADDITIONAL MANAGERS, SUPERVISING OWNERS
                           AND INITIAL CAPITALIZATION
                           --------------------------

                        PRINCIPAL OWNERS, OTHER OWNERS,
                          DESIGNATED PRINCIPAL OWNERS,
                UNIT AND ADDITIONAL MANAGERS, SUPERVISING OWNERS
                           AND INITIAL CAPITALIZATION
                           --------------------------


     1.   Principal Owners:  Listed below is the full name (and mailing address)
          ----------------
  of each person or entity who is a Principal Owner of FRANCHISE OWNER (including a designated Principal Owner so designated based on their business experience, financial capacity or other personal attributes), and a description of the nature of such Principal Owner's direct or indirect equity or voting interest in FRANCHISE OWNER:

     ___ (Check here if the following statement is applicable and do not complete the rest of this Section 1.) The Principal Owners of FRANCHISE OWNER and their respective equity and voting interests in FRANCHISE OWNER are the same as indicated in the Development Agreement with respect to the Principal Owners and their interests in DEVELOPER.

  Name:                           Number of Shares Owned:
       ----------------------                            -----------------------
  Address:                        % of Total Shares:
          -------------------                       ----------------------------
                                  Number of Shares Owner is Entitled
  ---------------------------     to Vote:
                                          --------------------------------------
  ---------------------------     Other Interest (Describe):
                                                            --------------------
  ---------------------------
                                  ----------------------------------------------

  Name:                           Number of Shares Owned:
       ----------------------                            -----------------------
  Address:                        % of Total Shares:
          -------------------                       ----------------------------
                                  Number of Shares Owner is Entitled
  ---------------------------     to Vote:
                                          --------------------------------------
  ---------------------------     Other Interest (Describe):
                                                            --------------------
  ---------------------------
                                  ----------------------------------------------

  Name:                           Number of Shares Owned:
       ----------------------                            -----------------------
  Address:                        % of Total Shares:
          -------------------                       ----------------------------
                                  Number of Shares Owner is Entitled
  ---------------------------     to Vote:
                                          --------------------------------------
  ---------------------------     Other Interest (Describe):
                                                            --------------------
  ---------------------------
                                  ----------------------------------------------

  Name:                           Number of Shares Owned:
       ----------------------                            -----------------------
  Address:                        % of Total Shares:
          -------------------                       ----------------------------
                                  Number of Shares Owner is Entitled
  ---------------------------     to Vote:
                                          --------------------------------------
  ---------------------------     Other Interest (Describe):
                                                            --------------------
  ---------------------------
                                  ----------------------------------------------

     2.     Other Owners.  Listed below is the full name (and mailing address)
            ------------
  of each person or entity, other than the Principal Owners, who directly or indirectly owns an equity voting interest in FRANCHISE OWNER and a description of the nature of the interest (attach additional sheets if necessary):

     ____ (Check here if the following statement is applicable and do not complete the rest of this Section 2.) The Owners of FRANCHISE OWNER and their respective equity and voting interests in FRANCHISE OWNER are the same as indicated in the Development Agreement with respect to the Principal Owners and their interests in DEVELOPER.

  Name:                           Number of Shares Owned:
       ----------------------                            -----------------------
  Address:                        % of Total Shares:
          -------------------                       ----------------------------
                                  Number of Shares Owner is Entitled
  ---------------------------     to Vote:
                                          --------------------------------------
  ---------------------------     Other Interest (Describe):
                                                            --------------------
  ---------------------------
                                  ----------------------------------------------

  Name:                           Number of Shares Owned:
       ----------------------                            -----------------------
  Address:                        % of Total Shares:
          -------------------                       ----------------------------
                                  Number of Shares Owner is Entitled
  ---------------------------     to Vote:
                                          --------------------------------------
  ---------------------------     Other Interest (Describe):
                                                            --------------------
  ---------------------------
                                  ----------------------------------------------


     3.     Unit Manager and Additional Manager:  As required pursuant to this
            -----------------------------------
  Agree ment, the following person shall attend the training program as the initial Unit Manager and the initial Additional Manager of the UNIT:

  Name:                                   Name:
       ------------------------------          ---------------------------------
      (Unit Manager)                          (Additional Manager)

     4.   Supervising Owners:  As required pursuant to this Agreement, the
          ------------------
  following Principal Owners shall supervise the operation of the UNIT:

  Name:                                   Name:
       --------------------------------        ---------------------------------

  Name:                                   Name:
       --------------------------------        ---------------------------------

     5.     Initial Capitalization.  FRANCHISE OWNER:  (a) represents and
            ----------------------
  warrants that it has developed and previously provided to COMPANY a description of its initial capital structure (the "Initial Capital Structure") which is a true, correct, complete and detailed description of FRANCHISE OWNER's capital structure; (b) covenants that it will not deviate from the Initial Capital Structure without COMPANY's prior written consent; and (c) acknowledges that COMPANY has relied on the Initial Capital Structure in entering into this Agreement.



  BOSTON CHICKEN, INC.                         ---------------------------------
                                               FRANCHISE OWNER



  By:                                          By:
     ---------------------------------            ------------------------------

     Title:                                       Title:
           ---------------------------                  ------------------------

                                   EXHIBIT F
                          TO THE BOSTON CHICKEN, INC.
                              FRANCHISE AGREEMENT
                                 BY AND BETWEEN
                              BOSTON CHICKEN, INC.
                    AND ___________________________________
                             DATED ________________


                   CONFIDENTIALITY AND NON-COMPETE AGREEMENT
                   -----------------------------------------

                                   EXHIBIT F

                   CONFIDENTIALITY AND NON-COMPETE AGREEMENT
                   -----------------------------------------


                     See Exhibit F to Development Agreement

                                   EXHIBIT G
                           TO THE FRANCHISE AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
               AND _____________________________________________
                           DATED ____________________

                            [INTENTIONALLY OMITTED]
                            -----------------------

                                   EXHIBIT H
                           TO THE FRANCHISE AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                AND _______________________ ("FRANCHISE OWNER")
                           DATED ___________________



            GUARANTY AND ASSUMPTION OF FRANCHISE OWNER'S OBLIGATIONS
            --------------------------------------------------------

                                   EXHIBIT H

            GUARANTY AND ASSUMPTION OF FRANCHISE OWNER'S OBLIGATIONS
            --------------------------------------------------------


                     See Exhibit H To Development Agreement

                                   EXHIBIT I
                          TO THE FRANCHISE AGREEMENT
                      BY AND BETWEEN BOSTON CHICKEN, INC.
                   AND _________________("FRANCHISE OWNER")
                  ___________________ DATED _________________

            COLLATERAL ASSIGNMENT OF TELEPHONE NUMBERS AND LISTINGS
            -------------------------------------------------------

            COLLATERAL ASSIGNMENT OF TELEPHONE NUMBERS AND LISTINGS
            -------------------------------------------------------

     THIS ASSIGNMENT is entered into this ___ day of _____________, 19__, in accordance with the terms of that certain Boston Chicken, Inc. Franchise Agreement (the "Franchise Agreement") between _________________________ ("FRANCHISE OWNER") and Boston Chicken, Inc., a Delaware corporation ("COMPANY"), executed concurrently with this Assignment, under which COMPANY granted FRANCHISE OWNER the right to own and operate a BOSTON MARKET Unit located at _______________________________________ (the "UNIT").

     FOR VALUE RECEIVED, FRANCHISE OWNER hereby assigns to COMPANY, all of FRANCHISE OWNER's right, title and interest in and to those certain telephone numbers and regular, classified or other telephone directory listings (collectively, the "Telephone Numbers and Listings") associated with COMPANY's trade and service marks and used from time to time in connection with the operation of the UNIT at the address provided above. This Assignment is for collateral purposes only and, except as specified herein, COMPANY shall have no liability or obligation of any kind whatsoever arising from or in connection with this Assignment, unless COMPANY shall notify the telephone company and/or the listing agencies with which FRANCHISE OWNER has placed telephone directory listings (all such entities are collectively referred to herein as the "Telephone Company") to effectuate the assignment pursuant to the terms hereof.

     Upon termination or expiration of the Franchise Agreement (without renewal or extension), COMPANY shall have the right and is hereby empowered to effectuate the assignment of the Telephone Numbers and Listings, and, in such event, FRANCHISE OWNER shall have no further right, title or interest in the Telephone Numbers and Listings and shall remain liable to the Telephone Company for all past due fees owing to the Telephone Company on or before the effective date of the assignment hereunder.

     FRANCHISE OWNER agrees and acknowledges that as between COMPANY and FRANCHISE OWNER, upon termination or expiration of the Franchise Agreement, COMPANY shall have the sole right to and interest in the Telephone Numbers and Listings, and FRANCHISEE appoints COMPANY as FRANCHISE OWNER's true and lawful attorney-in-fact to direct the Telephone Company to assign same to COMPANY, and execute such documents and take such actions as may be necessary to effectuate the assignment. Upon such event, FRANCHISE OWNER shall immediately notify the Telephone Company to assign the Telephone Numbers and Listings to COMPANY. If FRANCHISE OWNER fails to promptly direct the Telephone Company to assign the Telephone Numbers and Listings to COMPANY, COMPANY shall direct the Telephone Company to effectuate the assignment contemplated hereunder to COMPANY. The parties agree that the Telephone Company may accept COMPANY's written direction, the Franchise Agreement or this Assignment as conclusive proof of COMPANY's exclusive rights in and to the Telephone Numbers and Listings upon such termination or expiration and that such assignment shall be made automatically and effective immediately upon

Telephone Company's receipt of such notice from COMPANY or FRANCHISE OWNER. The parties further agree that if the Telephone Company requires that the parties execute the Telephone Company's assignment forms or other documentation at the time of termination or expiration of the Franchise Agreement, COMPANY's execution of such forms or documentation on behalf of FRANCHISE OWNER shall effectuate FRANCHISE OWNER's consent and agreement to the assignment. The parties agree that at any time after the date hereof, they will perform such acts and execute and deliver such documents as may be necessary to assist in or accomplish the assignment described herein upon termination or expiration of the Franchise Agreement.

ASSIGNEE:                                ASSIGNOR:
--------                                 --------

BOSTON CHICKEN, INC.                     ---------------------------------------
                                         (FRANCHISE OWNER)



By:                                      By:
   -------------------------------          ------------------------------------
   Its:                                     Its:
       ---------------------------              --------------------------------


ACCEPTED AND AGREED TO BY:


----------------------------------

(Telephone Company Authorized

Representative)


----------------------------------

(Name of Telephone Company)

                                   EXHIBIT C
                                     TO THE
                              BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------


                                 DELIVERY RIDER
                                 --------------

                                 DELIVERY RIDER
                TO THE BOSTON CHICKEN, INC. FRANCHISE AGREEMENT
                                 BY AND BETWEEN
                              BOSTON CHICKEN, INC.
                AND ___________________________________________
                       DATED ___________________________

                                   EXHIBIT C

                                     TO THE
                              BOSTON CHICKEN,INC.
                               OFFERING CIRCULAR




                                 DELIVERY RIDER
                TO THE BOSTON CHICKEN, INC. FRANCHISE AGREEMENT
                                 BY AND BETWEEN
                              BOSTON CHICKEN,INC.
                AND ___________________________________________
                       DATED ___________________________

                                 DELIVERY RIDER
                                 --------------


     THIS RIDER is made as of this _________________ day of _____________, 19___
by and between BOSTON CHICKEN, INC., a Delaware corporation ("COMPANY"), and
________________________________________________________________________________
___________________, a _____________________________________________________
("FRANCHISE OWNER"), and is attached to and incorporated into the Boston Chicken, Inc. Franchise Agreement by and between COMPANY and FRANCHISE OWNER (the "Agreement") dated as of _________________________________. All capitalized terms not defined in this Rider shall have the respective meanings set forth in the Agreement. To the extent that the terms of this Rider are inconsistent with any of the terms of the Agreement, the terms of this Rider shall supersede and govern.

     1.  Delivery Service.  FRANCHISE OWNER agrees that, within
         ----------------
_____________________ (________________) days after the execution date of this
Rider and thereafter during the remainder of the term of the Agreement, subject to earlier termination by COMPANY as provided below in this Rider, FRANCHISE OWNER will offer and provide Delivery Service (defined below) from the UNIT or, if required by COMPANY its sole discretion, from a separate delivery facility approved by COMPANY in writing ("Delivery Facility"), to customers located within the geographic area described in Schedule A attached hereto ("Delivery
                                        ----------
Area"). COMPANY reserves the right, at any time and in its sole discretion, with or without cause and regardless of the investment made by FRANCHISE OWNER in establishing and conducting Delivery Service or the length of time FRANCHISE OWNER has offered Delivery Service, to reduce, modify or expand the Delivery Area. As used herein, "Delivery Service" shall mean the delivery of Products prepared at the UNIT or a Delivery Facility to customers in the Delivery Area, where (a) such Products are intended to serve fewer than fifteen (15) persons, and (b) such service involves the provision of no services other than the delivery of Products to a customer at a location within the Delivery Area. FRANCHISE OWNER acknowledges and agrees that Delivery Service shall not include Catering Service, as defined in the Agreement. FRANCHISE OWNER, at its sole expense, shall take such actions (including, without limitation, constructing such improvements and acquiring fixtures, equipment, delivery vehicles, and other materials and supplies) and obtain such permits as required to commence Delivery Service within the ___________________________ (__________________) day
period specified above.

     2.  Delivery Service Standards.  FRANCHISE OWNER agrees to provide Delivery
         --------------------------
Service in accordance with the standards, specifications and procedures for Delivery Service which COMPANY prescribes, and which COMPANY may change from time to time in its sole discretion, in the Manuals or otherwise in writing, including, without limitation, requirements for delivery drivers, delivery vehicles (owned and non-owned), delivery response time, training of personnel involved in Delivery Service, design, layout, equipment, fixtures, signage, product packaging, materials and supplies, and COMPANY's prototype plans and layout for a delivery staging area within a BOSTON MARKET Unit or for a Delivery Facility, if any, approved by COMPANY.

     In particular, and without limiting the foregoing, FRANCHISE OWNER shall:

          a. require all delivery drivers to strictly comply with all regulations, laws and ordinances applicable to the operation of motor vehicles and use due care, taking into consideration road conditions, when performing delivery services;

          b. require all delivery drivers to maintain adequate motor vehicle liability insurance that complies with all applicable laws and regulations and that extends to the operation of a motor vehicle for use for commercial delivery;

          c. maintain or cause drivers to maintain all delivery vehicles in good and safe operating condition in full compliance with all applicable laws and regulations;

          d. conduct initial and periodic (at least once every six months) driving record checks on all delivery drivers;

          e. not guarantee to customers delivery within any specified time or advertise or promote refunds or discounts for FRANCHISE OWNER's failure to deliver within any specified time;

          f. require all delivery drivers to possess and maintain valid drivers licenses and driving records free of disqualifying violations; and

          g. suspend, or where appropriate under COMPANY's specifications and standards as in effect from time to time, terminate any delivery driver who does not conform to COMPANY's standards and specifications for Delivery Service.

     FRANCHISE OWNER shall maintain the condition and appearance of, and perform maintenance with respect to the delivery vehicles, facilities, fixtures and equipment used in connection with the provision of Delivery Service in accordance with COMPANY's standards, specifications and procedures, and consistent with the image of BOSTON MARKET Units as first class, clean, sanitary, attractive and efficiently operated food service businesses.

     3.   Company's Right to Terminate the Agreement or Delivery Service.  If
          --------------------------------------------------------------
FRANCHISE OWNER fails to provide Delivery Service as required pursuant to this Rider, FRANCHISE OWNER acknowledges and agrees COMPANY shall have the right to terminate (a) the Agreement pursuant to and in accordance with Paragraph 17.B. of the Agreement, or (b) FRANCHISE OWNER's right to provide Delivery Service, among other rights, pursuant to and in accordance with Paragraph 17.C. of the Agreement. If COMPANY terminates

FRANCHISE OWNER's right to perform Delivery Service pursuant to this Paragraph 3, COMPANY or its designee will have the right to offer Delivery Service within the Territory of the UNIT from and after COMPANY's delivery of written notice of such termination to FRANCHISE OWNER.

     Notwithstanding the foregoing, COMPANY reserves the right, at any time and in its sole discretion, with or without cause and regardless of the investment made by FRANCHISE OWNER in establishing and conducting Delivery Service or the length of time FRANCHISE OWNER has offered Delivery Service: (a) to reduce, modify or expend the Delivery Area, effective upon COMPANY's written notice to FRANCHISE OWNER, or (b) to suspend or terminate FRANCHISE OWNER's right to offer Delivery Service, effective one hundred eighty (180) days after COMPANY's written notice to FRANCHISE OWNER. In the event of such suspension or termination, COMPANY reserves the right to require FRANCHISE OWNER to reinstate Delivery Service upon fifteen (15) days' prior written notice to FRANCHISE OWNER.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Rider in multiple originals as of the date of the Agreement.


BOSTON CHICKEN, INC.
                                    ---------------------------------------
                                    (FRANCHISE OWNER)

By:
   -----------------------------    ---------------------------------------
 Its:
     ---------------------------    ---------------------------------------

                                   SCHEDULE A
                             TO THE DELIVERY RIDER
                TO THE BOSTON CHICKEN, INC. FRANCHISE AGREEMENT
                                 BY AND BETWEEN
                              BOSTON CHICKEN, INC.
                 AND __________________________________________
                         DATED ________________________


                                 DELIVERY AREA
                                 -------------


     1.   Delivery Area.  The Delivery Area of the UNIT will be as follows:
          -------------







, provided that COMPANY may, and FRANCHISE OWNER acknowledges and agrees that COMPANY may, at any time and in its sole discretion with or without cause and regardless of the investment made by FRANCHISE OWNER in establishing and conducting Delivery Service or the length of time FRANCHISE OWNER has offered Delivery Service, reduce, modify or expand the Delivery Area.



BOSTON CHICKEN, INC.,
                                           ----------------------------------
                                           FRANCHISE OWNER

By:                                        By:
   -------------------------------            -------------------------------

 Its:                                       Its:
     -----------------------------              -----------------------------

                                   EXHIBIT D
                                     TO THE
                              BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                                 CATERING RIDER
                                 --------------

                                 CATERING RIDER
                TO THE BOSTON CHICKEN, INC. FRANCHISE AGREEMENT
                                 BY AND BETWEEN
                              BOSTON CHICKEN, INC.
                      AND ________________________________
                          DATED _______________________

                                   EXHIBIT D
                                     TO THE
                              BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------

                                 CATERING RIDER
                 TO THE BOSTON CHICKEN, INC.FRANCHISE AGREEMENT
                                 BY AND BETWEEN
                              BOSTON CHICKEN, INC.
                         AND ____________________________
                             DATED ___________________

                                 CATERING RIDER
                                 --------------



     THIS RIDER is made as of this _________________ day of _____________,
19____ by and between BOSTON CHICKEN, INC., a Delaware corporation ("COMPANY"), and
________________________________________________________________________________
________________________, a ____________________________________________
("FRANCHISE OWNER"), and is attached to and incorporated into the Boston Chicken, Inc. Franchise Agreement by and between COMPANY and FRANCHISE OWNER (the "Agreement") dated as of ______________________________________________.
All capitalized terms not defined in this Rider shall have the respective meanings set forth in the Agreement. To the extent that the terms of this Rider are inconsistent with any of the terms of the Agreement, the terms of this Rider shall supersede and govern.

     1.  Catering Service.  FRANCHISE OWNER agrees that, within
         ----------------
_________________________ (____________) days after the execution date of this
Rider and thereafter during the remainder of the term of the Agreement, subject to earlier termination by COMPANY as provided below in this Rider, FRANCHISE OWNER will offer and provide Catering Service (defined below) from the UNIT or, if required by COMPANY in its sole discretion, from a catering facility ("Catering Facility") to customers located within the geographic area described
in Schedule A attached hereto ("Catering Area").    COMPANY reserves the right,
   ----------
at any time and in its sole discretion, with or without cause and regardless of the investment made by FRANCHISE OWNER in establishing and conducting Catering Service or the length of time FRANCHISE OWNER has offered Catering Service, to
reduce, modify or expand the Catering Area.    As used herein, "Catering
Service" shall mean the delivery of Products prepared at the UNIT or a Catering Facility to customers in the Catering Area, where (a) such Products are intended to serve fifteen (15) or more persons, or (b) in addition to the delivery of Products, FRANCHISE OWNER provides ancillary services to a customer at a location within the Catering Area, including, by way of example and without limitation, setting up for serving or other distribution of Products. The UNIT or the Catering Facility, whichever is used for the conduct of Catering Service by FRANCHISE OWNER, shall be referred to herein as the "Catering Location" and shall be identified in Schedule A attached hereto immediately after COMPANY
                       ----------
approves such Catering Facility in writing pursuant to the requirements of Paragraph 2 below. FRANCHISE OWNER acknowledges and agrees that Catering Service shall not include Delivery Service, as defined in the Agreement. FRANCHISE OWNER, at its sole expense, shall take such actions (including, without limitation, constructing such improvements and acquiring fixtures, equipment, vehicles, and other materials and supplies) and obtain such permits as are required to commence Catering Service from the Catering Location within the _________________________ (___________) day period specified above.

     2.  Catering Service Standards.  FRANCHISE OWNER agrees to provide Catering
         --------------------------
Service in accordance with the standards, specifications and procedures for Catering Service which COMPANY prescribes, and may change from time to time in its sole discretion, in the Manuals or otherwise in writing, including, without limitation, requirements for catering vehicles (owned and non-owned), training and conduct of personnel involved in Catering Service, design, layout, equipment, fixtures, furniture, signage, product packaging, materials and supplies, and COMPANY's prototype plans and layout for a Catering Location.

     In particular, and without limiting the foregoing, FRANCHISE OWNER shall:

          a. require all catering drivers to strictly comply with all regulations, laws and ordinances applicable to the operation of motor vehicles and use due care, taking into consideration road conditions, when performing catering services;

          b. require all catering drivers to maintain adequate motor vehicle liability insurance that complies with all applicable laws and regulations and that extends to the operation of a motor vehicle for use for commercial delivery;

          c. maintain or cause drivers to maintain all catering vehicles in good and safe operating condition in full compliance with all applicable laws and regulations;

          d. conduct initial and periodic (at least once every six months) driving record checks on all catering drivers;

          e. require all catering drivers to possess and maintain valid drivers licenses and driving records free of disqualifying violations;

          f. suspend, or where appropriate under COMPANY's specifications and standards as in effect from time to time, terminate any catering driver who does not conform to COMPANY's standards and specifications for Catering Service; and

          g. obtain and maintain all licenses, permits and other governmental approvals necessary or advisable for the provision of Catering Services, and the conduct of such Catering Service in a manner which complies with all sanitary, safety and food preparation and holding period standards.

     FRANCHISE OWNER shall maintain the condition and appearance of, and perform maintenance with respect to, the Catering Location, catering vehicles, furniture, fixtures and equipment used in connection with the provision of Catering Service in accordance with COMPANY's standards, specifications and procedures, and consistent with the image of BOSTON MARKET Units and related facilities as first class, clean, sanitary, attractive and efficiently operated food service businesses.

     3.   Company's Review and Approval of the Catering Facility.  FRANCHISE
          ------------------------------------------------------
OWNER shall comply with COMPANY's specifications and requirements regarding site selection (if applicable), development and construction of the Catering Facility. FRANCHISE OWNER shall promptly submit to COMPANY after the execution date of this Rider a complete site evaluation report and feasibility analysis (the "Catering Facility Site Package") on COMPANY's specified form (containing such commercial and other information and photographs as COMPANY may require from time to time) for the site at which FRANCHISE OWNER proposes and intends in good faith to establish and operate the Catering Facility and which FRANCHISE OWNER reasonably believes to conform to certain minimum site criteria for catering facilities established by COMPANY from time to time in its sole discretion. In approving or disapproving any proposed site for the Catering Facility, COMPANY will consider such matters as it deems material, including, without limitation, the effect Catering Service will have on the carry-out and on-premises dining services and Delivery Service (if any) conducted at or from the UNIT, traffic patterns, parking, the predominant character of the neighborhood, the nature of other businesses in proximity to the site, and other commercial characteristics (including the purchase price or rental obligations and other lease terms for the proposed site, if applicable) and the size, appearance, and other physical characteristics of the proposed site.

     COMPANY will approve or disapprove a proposed site for the Catering Facility by delivery of written notice to FRANCHISE OWNER. COMPANY agrees to exert its best efforts to deliver such notification to FRANCHISE OWNER within twenty (20) days after receipt by COMPANY of a complete Catering Facility Site Package and such other materials requested by COMPANY from time to time, containing all information required by COMPANY. COMPANY shall have the right in its sole discretion to approve or disapprove a proposed site for the Catering Facility, and FRANCHISE OWNER acknowledges and agrees that COMPANY shall have no liability therefor. Notwithstanding any other provision of this Rider, COMPANY's failure to provide FRANCHISE OWNER with notice of its approval or disapproval of one or more proposed sites shall in no event constitute a waiver of COMPANY's right to approve or disapprove the site for the Catering Facility.


     4.   Company's Right to Terminate the Agreement or Catering Service.  If
          --------------------------------------------------------------
FRANCHISE OWNER fails to provide Catering Service as required pursuant to this Rider, FRANCHISE OWNER acknowledges and agrees COMPANY shall have the right to
(a) terminate the Agreement pursuant to and in accordance with the terms specified in Paragraph 17.B. of the Agreement, or (b) FRANCHISE OWNER's right to provide Catering Service, among other rights, pursuant to and in accordance with the terms specified in Paragraph 17.C. of the Agreement. If COMPANY terminates FRANCHISE OWNER's right to perform Catering Service pursuant to this Paragraph 4, COMPANY or its designee will have the right to offer Catering Service within the Territory of the UNIT from and after COMPANY's delivery of written notice of such termination to FRANCHISE OWNER.

     Notwithstanding the foregoing, COMPANY reserves the right, at any time and in its sole discretion, with or without cause and regardless of the investment made by FRANCHISE OWNER in establishing and conducting Catering Service or the length of time FRANCHISE OWNER has offered Catering Service: (1) to reduce, modify or expand the Catering Area, effective upon COMPANY's written notice to FRANCHISE OWNER; or (2) to suspend or terminate FRANCHISE OWNER's right to offer Catering Service, effective one hundred eighty (180) days after COMPANY's written notice to FRANCHISE OWNER (in which case, FRANCHISE OWNER will not file any orders for Catering Service after the expiration of such one hundred eighty
(180) day period). In the event of such suspension or termination, COMPANY reserves the right to require FRANCHISE OWNER to reinstate Catering Service upon fifteen (15) days' prior written notice to FRANCHISE OWNER.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Rider in multiple originals as of the date of the Agreement.


BOSTON CHICKEN, INC.                                 --------------------------
                                                     FRANCHISE OWNER


By:---------------------                             --------------------------

 Its:-------------------                             --------------------------

                                   SCHEDULE A
                             TO THE CATERING RIDER
                TO THE BOSTON CHICKEN, INC. FRANCHISE AGREEMENT
                                 BY AND BETWEEN
                              BOSTON CHICKEN, INC.
                          AND __________________________
                              DATED _________________


                      CATERING AREA AND CATERING FACILITY
                      -----------------------------------


     1.   Catering Area.  The Catering Area will be as follows:
          -------------




, provided that COMPANY may, at any time and in its sole discretion, with or without cause and regardless of the investment made by FRANCHISE OWNER in establishing and conducting Catering Service or the length of time FRANCHISE OWNER has offered Catering Service, reduce, modify or expand the Catering Area.

     2.   Catering Facility.  The Catering Facility will be located at the
          -----------------
          following address:

          ----------------------------------------------------------------

          ----------------------------------------------------------------

BOSTON CHICKEN, INC.,                       ------------------------------
                                            FRANCHISE OWNER

By:_________________________________        By:___________________________

 Its:_______________________________         Its:_________________________

                                   EXHIBIT E
                                     TO THE
                              BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                               ADDENDUM TO LEASE
                               -----------------

                               ADDENDUM TO LEASE
                               -----------------


     THIS ADDENDUM is to the foregoing lease (the "Lease"), dated as of ________________________, 199__ by and between ________________________________
_______________________________________________________________________________
______________________ ("Tenant") and _________________________________________
_______________________________________________________________________________
________________ ("Landlord").

     The following shall amend and be incorporated into the Lease. In the event of any conflict between the terms of the Lease and the terms of this Addendum, then the terms of this Addendum shall control. All capitalized terms not defined in this Addendum shall have the respective meanings set forth in the Lease.

     1.  CONDITIONS PRECEDENT.  Tenant proposes to use the Property for the
         --------------------
construction and operation of a free standing Boston Market restaurant, including, but not limited to, a drive-thru service facility, carry-out and delivery service, and off-street parking incident thereto, together with curb-cuts and signage acceptable to Tenant ("Tenant's Proposed Use"). Tenant's obligation to lease the Property is contingent on the satisfaction in Tenant's sole discretion or waiver by Tenant of the following conditions ("Conditions Precedent") within one hundred eighty (180) days after the date that both Tenant and Landlord have signed this Lease and Tenant has received a fully executed counterpart of the Lease from Landlord ("Effective Date"):

         (a) Tenant obtaining a survey, bearing a legal description, made by a licensed surveyor, selected by Tenant, in accordance with the "Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys" jointly established and adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 1992 and such other survey standards as required by Tenant ("Survey"), and certified to Tenant and the Title Company and such other parties requested by Tenant, showing the area, dimensions and location of the Property to the nearest monuments, streets, alleys on all sides, the topography, the location of all available utilities in adjoining streets, alleys or property, the location of all improvements and encroachments, the location of all recorded easements against or appurtenant to the Property, stating the flood zone of the Property, and not disclosing any condition rendering the Property unusable for Tenant's Proposed Use.

         (b) Tenant obtaining boring, percolation, and other soil tests ("Soil Tests") conducted by a licensed engineer selected by Tenant determining the physical characteristics of the sub-strata of the Property and showing that the soil and ground water are not contaminated and that the Property is satisfactory for Tenant's Proposed Use.

         (c) Tenant obtaining a written Phase I Environmental Assessment ("Assessment") of the Property, which Assessment shall be prepared by an environmental professional selected by Tenant and comply with the terms and provisions of the "Standard Practice for Environmental Site Assessments:
     Phase I Environmental Site Assessment Process," ASTM Standard 1527-93 as presently in effect and promulgated by the American Society of Testing and Materials and Tenant's Guidance Document and Service Agreement therefor.
     If the assessment discloses any known or suspected environmental contamination, Tenant, at Landlord's expense, may order additional tests and investigations to determine if the Property is satisfactory for Tenant's Proposed Use if the presence of such environmental contamination is confirmed, Tenant shall either (i) request, and Landlord agrees to, remediate such environmental contamination, or (ii) terminate this Lease, in which event the parties shall be released from further liability.

         (d) Tenant obtaining the requisite executive corporate approval of this Lease from Boston Chicken, Inc. ("Approval").

         (e) The receipt by Tenant of a non-disturbance agreement in the form attached hereto as Exhibit C or such other form satisfactory to Tenant.

         (f) Tenant obtaining all approvals, permits, easements and licenses ("Permits") for Tenant's Proposed Use in accordance with Tenant's plans and specifications therefor, including, without limitation, signage, trade dress, curb cuts, access, parking and drive-thru as required by Tenant. In the event that the Property is restricted by any state, county, municipal or other governmental law, ordinance, rule or regulation which prohibit, limit or restrict the use of the Property for Tenant's Proposed Use, Tenant shall undertake to secure rezoning, special use permits, variances, subdivision, lot split, lot tie or replat ("Authorizations") so that the Property may be used for Tenant's Proposed Use. The cost of securing the Authorizations shall be at Landlord's expense to be deducted by Tenant from Rent. Such expenses may include, but are not limited to, attorney, engineer, architect or other professional and/or consultant fees. Landlord agrees to cooperate fully with Tenant in securing the Authorizations and Permits and grants permission to Tenant to make application for the Authorizations and Permits in the name of Landlord. Landlord shall execute any necessary documents in connection with Tenant's application for the Authorizations and Permits. The determination of the necessity for obtaining the Authorizations and Permits and the adequacy of the Authorizations and Permits granted shall be within the sole discretion of Tenant. Landlord further agrees to dedicate or grant any easements for public ways and to diligently perform and pay for any improvements located off the Property required as a condition of the Permits and Authorizations.

         (g) Tenant obtaining easements from Landlord and any other applicable party with respect to the Property required by Tenant, in its sole discretion, for Tenant's Proposed Use relating to ingress and egress, parking and utilities to be executed on forms provided by Tenant.

         (h) Tenant obtaining from Landlord an agreement protecting the visibility of Tenant's Property and signage and prohibiting any building in or changes to the area designated by Tenant during the term and any renewal term to protect Tenant's ingress and egress and parking rights. The form of this agreement shall be provided by Tenant.

     In the event the Conditions Precedent are not satisfied in Tenant's sole discretion or waived by Tenant within said one hundred eighty (180) day period, Tenant shall have two (2) successive ninety (90) day extensions within which to secure the Authorizations and Permits, upon payment to Landlord of One Thousand Two Hundred Fifty Dollars ($1,250.00) for each ninety (90) day period. All of such payments are understood to be credited against Rent payments due from and after the Commencement Date. In the event any of the Conditions Precedent are not satisfied, approved or waived by Tenant, in its sole discretion, then at any time within one hundred and eighty (180) days after the Effective Date, as may have been extended pursuant to this Section 7, Tenant may terminate this Lease in which event the parties shall be released from further liability. In the event this Lease is terminated by Tenant, either by default or election, on or prior to the Commencement Date, except for the failure of Landlord to convey marketable and insurable leasehold title, Tenant shall not be entitled to reimbursement for the cost of the Survey, Assessment and Soil Tests. On or prior to the Commencement Date, Landlord shall reimburse Tenant for the cost of the Survey, Assessment and Soil Tests. In the event Tenant does not receive the reimbursement described in the preceding sentence on or prior to the Commencement Date, Tenant may deduct such amount from the next succeeding payments of Rent. Landlord hereby grants to Tenant, its agents and contractors, the right to enter upon the Property to make the Soil Tests, Assessment and Survey and to install the signage as provided herein.

     2.   NON-DISTURBANCE AND ATTORNMENT.  Landlord, within sixty (60) days
          ------------------------------
after the Effective Date, will obtain from every senior landlord, mortgagee and holder of a deed of trust or mortgage upon the Property, an agreement in recordable form and substantially in the form of Exhibit C attached hereto and made a part hereof, acceptable to Tenant wherein the senior landlord(s), mortgagee(s) and holder(s) of the deed(s) of trust or mortgage(s) agree not to disturb Tenant's possession, deprive Tenant of any rights and increase Tenant's obligations under this Lease ("Non-Disturbance and Attornment Agreement"). Landlord shall not further mortgage or encumber the fee or the leasehold estate from the Effective Date to the date of recording of a Memorandum of Lease unless Landlord obtains for the benefit of Tenant a Non-Disturbance and Attornment Agreement. Upon the failure of Landlord to provide Tenant with an acceptable Non-Disturbance and Attornment Agreement pertaining to every senior lease, mortgage and deed of trust prior to Tenant's commencement of construction or reconstruction of the building on the Property, Tenant may terminate this Lease and the parties shall be released from further liability.

     3.   RESTRICTIVE COVENANT.  As a material inducement for Tenant to enter
          --------------------
into this Lease, Landlord acknowledges and agrees that no property presently or hereafter owned, leased or controlled directly or indirectly by Landlord within two (2) miles of the Property shall be sold, leased, managed, used or occupied for a restaurant or food service property. Landlord shall deliver to Tenant on or prior to the Effective Date documentation, in recordable form, containing such restriction on all property presently owned, leased or controlled by Landlord. In the event of a breach by Landlord under the terms of this Section, Tenant shall be entitled to injunctive relief as well as all other remedies available at law or in equity, Landlord acknowledging and agreeing that Tenant does not have an adequate remedy at law for breach of this provision.

     4.   IMPROVEMENTS, ALTERATIONS AND SIGNAGE.
          -------------------------------------

          (a) Landlord covenants that upon Tenant's request, it shall immediately demolish and remove any existing building and/or other improvements on the Property and shall fill, grade and compact the Property to Tenant's standards and specifications within fifteen (15) days after the date Tenant delivers to Landlord (i) notice that all Conditions Precedent have been satisfied in Tenant's sole discretion, or waived by Tenant, and
     (ii) Tenant's demolition standards and specifications for fill, grading and compaction. In the event Landlord fails to perform its obligations pursuant to this Section 10(a) within the time provided, Tenant may, at its election, perform such work and the costs shall be deducted by Tenant from Rent.

          (b) From and after the Effective Date, Tenant shall have the right from time to time to construct and/or reconstruct a building and/or other improvements upon the Property and to alter, renovate, add, remodel, modify, change and/or demolish the building and/or other improvements upon the Property as Tenant may deem desirable. The building and/or other improvements upon the Property shall be and remain the property of Tenant as the case may be, during the Term and any Extensions, and for a period of fifteen (15) days after the termination of this Lease. Tenant shall not be required to remove the building and/or other improvements upon the Property and Tenant's failure to do so after the expiration of such period shall be deemed to be an abandonment thereof, whereby title shall become vested in the Landlord.

          (c) It is expressly understood and agreed that as an inducement for Tenant to enter into this Lease,Landlord acknowledges and agrees that it has previously consented to and approved Tenant's plans and specifications, standard signage package and any other requirements for the Property.

     5.   TENANT'S PROPERTY AND WAIVER OF LANDLORD'S LIEN.
          -----------------------------------------------

          (a) Any personal property, equipment, furniture, inventory, trademarked items, signs, decorative soffit, counters, shelving, showcases, mirrors and other movable trade fixtures installed in or on the Property by Tenant, including, but not limited to, walk-in coolers, exhaust hoods, sinks and preparation areas ("Tenant's Property"), shall remain the property of the Tenant. Landlord agrees that Tenant shall have the right, at any time or from time to time, to remove any and all of Tenant's Property. Tenant, at its expense, shall immediately repair any damage occasioned by the removal of Tenant's Property and upon expiration or earlier termination of this Lease, shall leave the Property in a neat and clean condition, normal wear and tear excepted. Tenant shall pay before delinquency all taxes, assessments, license fees and public charges levied, assessed or imposed upon its business operation in the Property as well as upon Tenant's Property. If any such items of property are assessed with property of Landlord, then such assessment shall be equitably divided between Landlord and Tenant.

          (b) In the event Tenant or a Subtenant acquires and/or leases Tenant's Property to be installed and used upon the Property subject to a title retainage agreement, conditional sale contract, chattel mortgage or other security agreement or lease, Landlord agrees to execute and deliver to any such secured creditor and/or lessor a waiver of any lien Landlord may have upon Tenant's Property. Such waiver will be on a form provided by Tenant authorizing the secured creditor and/or lessor to enter upon the Property and remove Tenant's Property in the event of default under the terms of the security agreement and/or lease.

     6.   LEASEHOLD MORTGAGE.
          ------------------

          (a) Tenant may mortgage, collaterally assign or otherwise encumber any interest that Tenant has in this Lease or in the improvements located on the Property ("Mortgage") as security for an indebtedness ("Debt"). Landlord shall make such changes or modifications to this Lease, with the exception of those provisions of this Lease concerning the Rent and the length of the Term, including any Extensions, as are reasonably requested by any potential Mortgagee to facilitate the mortgaging of the leasehold estate. Landlord shall execute such instruments as may be required by each mortgagee or collateral assignee ("Mortgagee") in order to subordinate the rights and interest of Landlord to the lien of each Mortgage, including the fee simple title interest of Landlord in the Property; provided, however, the subordination of Landlord's interest shall be on a non-recourse basis.

          (b) If a Mortgagee notifies Landlord of the execution of a Mortgage and names the place for service of notice upon Mortgagee, then:

               (i) Landlord will give to any Mortgagee, simultaneously with service on Tenant, notices of all demands made by Landlord on Tenant and no such notice to Tenant shall be effective unless a copy is so served upon Mortgagee.

               (ii) Mortgagee shall have the privilege of performing any of Tenant's covenants, curing any defaults by Tenant, and exercising any election, option or privilege conferred upon Tenant by the terms of this Lease.

               (iii) Landlord shall not terminate this Lease or Tenant's right of possession for any default of Tenant if, within a period of thirty
          (30) days after the expiration of the period of time within which Tenant might cure such default, such default is cured or caused to be cured by Mortgagee or, if within a period of thirty (30) days after the expiration of the period of time within which Tenant might commence to eliminate the cause of such default, Mortgagee diligently commences to eliminate the cause of such default.

               (iv) No liability for the payment of Rent or the performance of any of Tenant's covenants and obligations of this Lease shall attach to or be imposed upon any Mortgagee, while not in possession of the Property, all such liability being hereby expressly waived by Landlord.

               (v) No provision of this Lease which restricts the use of the Property to less than for any lawful purpose, requires the Property to be used for a particular purpose, inhibits free assignment or subletting or requires or implies specified times of business operation shall be binding upon a Mortgagee in possession or its successors in interest.

     7.   TENANT ASSIGNMENT AND SUBLETTING.  Tenant shall have the free right to
          --------------------------------
sublet, assign or otherwise transfer its interest in this Lease or to delegate any duties or obligations of Tenant hereunder or possession of the property to any party without Landlord's approval, written or otherwise. However, any such assignment, transfer, delegation or subletting shall not relieve Tenant of its obligations hereunder.

     8.   ESTOPPEL CERTIFICATE.  Tenant and Landlord agree at any time and from
          --------------------
time to time, upon not less than ten (10) business days' prior written request from the other party or from Franchisor, to execute, acknowledge and deliver to the requesting party a statement in writing, in form and content reasonably acceptable to both parties, an estoppel certificate certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as modified and stating the modifications), the dates to which Rent has been paid and certifying that it is not in default (or if a default is alleged, stating the nature of the alleged default), and further certifying such other matters as the requesting party shall require. It is intended that any such statement delivered pursuant to this Section may be relied upon by any prospective purchaser, lender, subtenant, assignee or any entity which is a party to a potential merger, consolidation or acquisition of substantially all of the assets of or with Landlord or Tenant of the Property. In the event either party shall fail to execute and deliver any such instrument within the foregoing time period as requested, such party hereby irrevocably appoints the requesting party as its attorney-in-fact to execute such instrument as its name, it being agreed that such assignment is one coupled with an interest and the statements contained in such instrument shall be deemed to be true and correct, binding on such party, who shall be estopped from denying or contesting the facts contained in such instrument.

     9.   TENANT'S CONDUCT OF BUSINESS.  Notwithstanding anything herein to the
          ----------------------------
contrary, nothing herein shall be construed as an obligation for Tenant to open or operate its business in the Property. Tenant shall have the right to remove Tenant's Property and cease operations in the Property at any time and at Tenant's sole discretion. However, the right to cease to operate its business shall not affect Tenant's obligation to pay all amounts due hereunder and to perform all covenants and obligations hereunder.

     10.  COLLATERAL ASSIGNMENT OF LEASE.  Concurrently with the execution of
          ------------------------------
this Lease, Tenant shall collaterally assign the Lease to Franchisor. Landlord hereby consents to the collateral assignment of this Lease to Franchisor and to any entity which is a party to a potential merger or consolidation with or to the acquisition of substantially all of the assets or stock of Tenant or Franchisor and to a further collateral assignment or hypothecation by Franchisor of the interest so assigned by Tenant, all in accordance with that certain Collateral Assignment of Lease attached hereto as Exhibit "D" (the "Collateral
                                                  -----------
Assignment"). If requested by Tenant, Landlord agrees promptly to execute any documents evidencing Landlord's consent to such assignment or assignments. The execution and delivery of such Collateral Assignment by and between Franchisor and Tenant shall be a condition precedent to Tenant's obligations under this Lease.

     11.  LANDLORD'S CONSENT TO COLLATERAL ASSIGNMENTS.  In order to preserve
          --------------------------------------------
Franchisor's rights in connection with Landlord's consent to the Collateral Assignment, Landlord agrees to all of the following:

          (a) to notify Franchisor in writing of and upon the failure of Tenant to cure any default by Tenant under the Lease;

          (b) that Franchisor shall have the right, but shall not be obligated, to cure any default by Tenant under the Lease within thirty (30) days after the later to occur of (i) the expiration of Tenant's cure period under the Lease, and (ii) delivery by Landlord of notice thereof in accordance with Section (a) above;

          (c) that Landlord agrees that if Franchisor shall take possession of the Property and confirm to Landlord the assumption of the Lease by Franchisor as tenant thereunder, Landlord shall recognize Franchisor as the tenant under the Lease, provided that Franchisor cures any default by Tenant under the Lease within the thirty (30) day cure period noted above, except that if Franchisor is diligently pursuing curing such default and cannot do so within the thirty (30) day cure period, then Franchisor shall have a reasonable extension of time to cure the default;

          (d) that Franchisor: (i) shall have the absolute right to assign, sublet or otherwise transfer its right, title, estate and interest in the Lease and all its proprietary interest arising therefrom to any entity affiliated with Franchisor or any licensee or franchisee of Franchisor provided that Franchisor shall not be released from its obligations under the Lease (upon assignment) and such successor tenant expressly assumes liability for Franchisor's duties and obligations under the Lease; and (ii) may assign the Lease to a person or entity who shall agree to assume the Tenant's obligations under the Lease and who is reasonably acceptable to Landlord, and upon such assignment, Franchisor shall have no further liability or obligation under the Lease as assignee, tenant or otherwise; and

          (e) that Landlord, if Franchisor does not exercise its rights under the Collateral Assignment, shall not lease the Property to any person or entity for the purpose of operating a food service business which engages primarily in the sale of rotisserie-cooked chicken or potpies for a period of two (2) years after termination or expiration of Tenant's Franchise Agreement with Franchisor and Tenant's rights under this Lease.

     12.  FRANCHISE AGREEMENT.  Landlord acknowledges and agrees that the
          -------------------
Property may be used for the operation of a Boston Market Unit in accordance with the terms of a Boston Chicken, Inc. Franchise Agreement to be entered into between Franchisor and Tenant (the "Franchise Agreement"). If Franchisor does not exercise its right of first refusal to purchase the assets of Tenant's Boston Market Unit under the terms of the Franchise Agreement, the Tenant agrees, at Tenant's sole expense, to make such modifications and alterations, including removal of all distinctive physical and structural features associated with the trade dress of Boston Market Units, as may be necessary to distinguish the Property so clearly from its former appearance and from other Boston Market Units as to prevent any possibility that the public will associate the Property with Boston Market Units and any confusion created by such association. (Such modifications and alterations shall include, but not be limited to, removing or covering the distinctive decor and color scheme on all walls, counters, fixtures and furnishings, as well as the exterior of the Property.) If Tenant fails to immediately make such modifications, alterations and/or removals, Landlord and Tenant agree that Franchisor or its designated agents may enter the Property to make such modifications, alterations and/or removals, at Tenant's expense, and that such entry and actions by Franchisor shall not constitute a breach of this Lease. It is expressly acknowledged and agreed by Landlord and Tenant that Franchisor shall have the right to obtain the remedy of specific performance or other injunctive relief in order to enforce the provisions of this Section and that Franchisor has no adequate remedy available at law for any breach of this Section. Landlord acknowledges and agrees that Franchisor is a third-party beneficiary of this Lease.

     13.  NO SOLICITATION.  Landlord agrees that upon its execution of this
          ---------------
Agreement neither it nor its agents or employees (a) will initiate, encourage the initiation by others of discussions or negotiations with third parties or respond to solicitations by third parties relating to the Property or any part thereof, (b) fail to immediately notify Tenant if any third party attempts to initiate any such solicitation, discussion or negotiation with Landlord and (c) will enter into an agreement with any third party with respect to the Property or any part thereof.

     14.  CONFIDENTIALITY.  Landlord and its agents, representatives, employees,
          ---------------
partners, officers and directors will not disclose the subject matter or terms of the transaction contemplated by this Agreement unless prior written consent to such disclosure is obtained from Tenant, which consent may be withheld at Tenant's sole discretion.

     15.  USE.  The Property shall be used and occupied for the preparation and
          ---
sale of food, including, but not limited to, chicken and chicken products, pasta products, prepared foods, all types of pot pies, and other items customarily found in Boston Market stores or for any other lawful use. At any time during the Term or an Extension, Tenant shall also have the right to have a drive through facility located on the Property.

     16.  INDEMNIFICATION.  Landlord hereby indemnifies and holds Tenant,
          ---------------
Tenant's nominees, officers, directors, agents, employees, successors and assigns harmless from and against any and all claims, demands, liabilities, and expenses, including attorneys' fees and litigation expenses, arising from the negligence or wilful acts of Landlord or its agents, employees, or contractors occurring on the Property, except to the extent caused by Tenant's negligence or wilful misconduct. In the event any action or proceeding shall be brought against Tenant by reason of any such claim, Landlord shall defend the same at Landlord's expense by counsel selected by Tenant.

     17.  REPRESENTATIONS AND WARRANTIES.  To induce Tenant to execute, deliver
          ------------------------------
and perform this Agreement and without regard to any independent investigations made by Tenant, Landlord represents and warrants to Tenant on and as of the date of execution and delivery of this Lease as follows:

     (a)  TITLE.  Landlord owns the Property in fee simple, free of any liens,
          -----
claims or encumbrances other than the title exceptions acceptable to Tenant.

     (b)  AUTHORIZATION.  Landlord has full capacity, right, power and authority
          -------------
to execute, deliver and perform this Lease and all documents to be executed by Landlord pursuant hereto, and all required action and approvals therefor have been duly taken and obtained. The individuals signing this Lease and all other documents executed or to be executed pursuant hereto on behalf of Landlord are and shall be duly authorized to sign the same on Landlord's behalf and to bind Landlord thereto. This Lease and all documents to be executed pursuant hereto by Landlord are and shall be binding upon and enforceable against Landlord in accordance with their respective terms, and the transaction contemplated hereby will not result in a breach of, or constitute a default or permit acceleration of maturity under, any indenture, mortgage, deed of trust, loan agreement or other agreement to which Landlord or the Property is subject or by which Landlord or the Property is bound.

     (c)  LITIGATION.  There are no claims, causes of action or other litigation
          ----------
or proceedings pending or, to the best of Landlord's knowledge, threatened in respect to the ownership, operation or environmental condition of the Property or any part thereof (including disputes with mortgagees, governmental authorities, utility companies, contractors, adjoining land owners or suppliers of goods or services), except for claims which are fully insured and as to which the insurer has accepted defense without reservation.

     (d)  VIOLATION.  There are no violations of any health, safety, pollution,
          ---------
zoning or other laws, ordinances, rules or regulations with respect to the Property, which have not been heretofore entirely corrected. In the event Landlord has knowledge of any such violations, Landlord shall cure such violations prior to the date that Tenant takes possession of the Property.

     (e)  ZONING.  The Property is currently zoned to permit the development of
          ------
the Property for Tenant's Proposed Use.

     18.  LANDLORD'S INSURANCE.  Landlord shall at no cost to Tenant all times
          --------------------
maintain fire and extended coverage insurance on the improvements located on the Shopping Center in amounts equal to the full replacement cost of said improvements and public liability insurance covering the common areas. Upon notice from Tenant, Landlord shall deliver to Tenant a certificate from Landlord's insurer declaring such insurance to be in full force and effect. Landlord and Tenant hereby release and waive any claim or right of recovery against the other for any loss resulting from insurable causes arising out of or in connection with the Shopping Center or the Property.

     19.  MEMORANDUM OF LEASE.  Tenant shall not record this Lease.  The parties
          -------------------
shall join in the execution of a memorandum or so-called "short-form" of this Lease for the purpose of recordation in accordance with the form attached hereto as Exhibit "A" and made a part hereof. Any recording costs associated with the memorandum or short-form of this Lease shall be borne by the party requesting recordation.

     20.  TITLE INSURANCE.
          ---------------

          (a) Prior to the Effective Date, Landlord has delivered to Tenant a current abstract of title or existing title policy on the Property and appurtenant easements. Tenant shall order a title insurance commitment on the Property prepared by a title company ("Title Company") selected by Tenant insuring Tenant against loss or damage from and after the Effective Date in the amount set forth in Section 1, subject only to the title exceptions acceptable to Tenant, in its sole discretion. Landlord shall pay for any cost incurred in searching title and, contemporaneously with the execution of this Lease, shall pay for an ALTA form Leasehold Title Insurance Policy ("Title") approved by Tenant, with extended coverage over all general exceptions in the amount set forth in Section 1 and any title endorsements required by Tenant. The Property shall be leased to Tenant free, clear and unencumbered of all tenancies and parties in possession on the Effective Date.

          (b) In the event the title insurance commitment shall reflect encumbrances or other conditions not acceptable to Tenant ("Defects"), then, Landlord, upon Tenant's notification of the Defects, shall immediately and diligently proceed to cure same and shall have thirty (30) days from the date of notice of Defects within which to cure the Defects to Tenant's satisfaction. If, after the exercise of all reasonable diligence, Landlord is unable to remove or obtain a title endorsement over the Defects, then Tenant may accept the Defects or Tenant may terminate this Lease and the parties shall be released from further liability.

     IN THE EVENT THE PROPERTY BEING LEASED IS PART OF A SHOPPING CENTER, THE FOLLOWING PARAGRAPHS SHOULD BE INSERTED:

          1.   PROPERTY.
               --------

               A. The Property, together with all improvements and appurtenant easements, if any, is located in a portion of a shopping center (the "Shopping Center") shown on the site plan ("Site Plan") attached as Exhibit B hereto and made a part hereof and is described on the Site Plan as "Parcel 1".

               B. The legal description of the Shopping Center (excluding the Property) is described in Exhibit C attached hereto and made a part hereof and is shown on Exhibit B as "Parcel 2."

          2.   RESTRICTIVE COVENANTS.
               ---------------------

               Landlord agrees that no portion of the Shopping Center, other than the Property, shall be sold, leased, used or occupied for a parking intensive use. Tenant has leased or will lease the Property in reliance upon representations by Landlord that the Shopping Center is and will remain a first-class retail shopping center, and, further, no part of same shall be used as a theater, auditorium, meeting hall, school or other place of public assembly, gymnasium, health club, exercise or dance studio, dance hall, bar, off-track betting business, billiard or pool hall; for bingo or similar games of chance; as a massage parlor, video game arcade, bowling alley, skating rink, car wash, car repair or car rental agency, blood bank or other medical care office; night-club or adult book or adult video store (which are defined as stores in which any portion of the inventory is not available for sale or rental to children under eighteen (18) years old because such inventory explicitly deals with or depicts human sexuality). In the event of a breach by Landlord of this restrictive covenant, Landlord acknowledges and agrees that Tenant does not have an adequate remedy at law and Tenant shall be entitled to injunctive relief as well as all other remedies available at law or in equity.

          3.   EASEMENT FOR PARKING AND INGRESS AND EGRESS.
               -------------------------------------------

               Landlord shall grant and convey to Tenant and to Tenant's officers, directors, partners, lenders, agents, employees, contractors, lessees, licensees, concessionaires, customers, business guests and invitees (such persons or entities are collectively called "Permittees") a perpetual, non-exclusive easement appurtenant to the Property for vehicular parking and vehicular and pedestrian ingress and egress, to and from the Property, over, upon and across the parking areas, driveways, exits and entrances, sidewalks and walkways, and other common areas, as such areas now exist on Parcel 2, as shown on Exhibit B.

          4.   EASEMENTS FOR UTILITIES AND DRAINAGE.
               ------------------------------------

               A. Landlord also shall grant and convey to Tenant perpetual, non-exclusive easements, appurtenant to the Property, for the purpose of installing, operating, maintaining, repairing, replacing and renewing any and all utility lines and related facilities, over, above, along, under, in and across Parcel 2, wherever such utility lines may be located necessary for the operation of the improvements constructed or to be constructed on the Property. No trees, permanent buildings or other structure shall be placed in or allowed to encroach upon the easements, and no change of grade elevation or excavation shall be made thereon without Tenant's prior written approval. Landlord grants to Tenant, Tenant's lessees, lenders, successors and assigns, the right to use, coupled with its easement, such utilities and related facilities. Landlord covenants to maintain the utility lines and all related facilities located on Parcel 2 in good condition and repair.

               B. Landlord also shall grant and convey to Tenant a perpetual, non-exclusive easement, appurtenant to the Property, to tap into and use, at no cost or expense to Tenant, the storm sewer lines and related facilities located on or serving Parcel 2 for the purpose of draining any and all surface water runoff from the Property and the improvements which may, from time to time, be located on the Property. In lieu of tapping into the storm sewer lines on Parcel 2, Tenant may, at its option and at no cost or expense to Tenant, surface drain its surface water runoff onto Parcel 2.

          5.   MAINTENANCE.
               -----------

               Landlord, at Landlord's expense, shall maintain and keep in good condition and repair, or cause to be maintained and kept in good order and repair, the parking, driveways and other improved or landscaped common areas situated on Parcel 2, all in compliance with applicable law. The foregoing obligation of Landlord shall, without limiting its generality, include the following:

               A. Maintaining the surfaces at such grades and levels for use and enjoyment as contiguous and homogeneous common areas, and maintaining (and, if necessary, resurfacing) the surfaces in a level, smooth and evenly-covered condition with the type of surfacing material originally installed or of similar appearance, quality, use and durability, free of all chuckholes, fissures, cracks and settlement; and

               B. Removing all papers, debris, snow, ice, standing water, filth and refuse and thoroughly sweeping the areas to the extent reasonably necessary to keep the areas in a neat, clean, sightly, sanitary and orderly condition; and

               C. Placing, keeping in repair and replacing as necessary appropriate directional signs, striping markers and lines; and operating, keeping in repair and replacing, as necessary, such artificial lighting facilities as required by this Addendum; and

               D. Maintaining any perimeter walls and retaining walls in good condition and state of repair; and

               E. Maintaining all landscaped areas, making such replacements of shrubs and other landscaping as is necessary, and keeping the areas at all times adequately mowed, weeded, pruned, fertilized and watered; and

               F. Demolishing any damaged or destroyed buildings not intended to be rebuilt, removing all debris and rubble and landscaping such areas in a clean and sightly condition.

          6.   BARRIERS.
               --------

               Tenant and Landlord may erect curbs, fences and landscaping on their respective parcels in order to define the Property and Parcel 2, so long as such curbs, fences and landscaping do not detract from the mutual and common parking and access rights of the Tenant and Landlord or prevent, hinder or interfere in any way with the free flow and passage of vehicular and pedestrian traffic and parking over, to, from and between the Property and Parcel 2 or adversely affect the visibility of the Property.

          7.   PARKING RATIO AND CHANGES TO SHOPPING CENTER.
               --------------------------------------------

               Landlord agrees that the Shopping Center (including the common areas) shall be operated as a single mercantile unit, and that no buildings, structures, improvements, fences, barriers, or other obstructions, except improvements incidental to the operation and maintenance of the common areas or as provided herein, shall be placed, constructed, or maintained in the Shopping Center except as shown on the Site Plan as permitted building areas. In no event shall the ratio of the number of parking spaces available for standard size American cars to the amount of the gross square footage of all buildings located in the Shopping Center (whether or not leased or occupied) be reduced below five (5) parking spaces for each one thousand (1,000) square feet of gross square footage, nor shall there be any interference in the access to the Property from the abutting public thoroughfares and the parking and common areas, and the visibility of the Property from the common areas and from the abutting public thoroughfares shall not be obstructed in any way.

          8.   RULES AND REGULATIONS.
               ---------------------

               Tenant and Landlord shall have the right to enact reasonable rules concerning the conduct and operation of the parking areas and spaces, driveways and other common areas situated on their respective properties. Landlord shall not allow its employees or employees of the other tenants of the Shopping Center to park on the Property or within fifty (50) feet of its boundaries.

          9.   COMPLIANCE WITH LAWS/INDEMNIFICATION/INSURANCE.
               ----------------------------------------------

               With respect to its own property, Tenant and Landlord each shall comply with all laws, rules, regulations and requirements of all public authorities. Tenant and Landlord also agree to indemnify, defend and hold each other harmless against all claims, demands, loss, damage, liabilities and expenses and all suits, actions and judgments (including, but not limited to, costs and attorneys' fees) arising out of occurrences on their respective properties, unless caused by the negligence of the party seeking indemnification under this paragraph. Tenant and Landlord shall give prompt and timely notice of any claim made or suit or action commenced against the other party which in any way would result in indemnification under this paragraph. Tenant and Landlord also agree to maintain primary public liability and property damage insurance covering their respective properties in reasonable limits, but no less than $500,000 for bodily injury or death or property damage of any one person and $1,000,000 for any one occurrence. Tenant and Landlord, for themselves, and for all parties claiming under them, mutually release and discharge each other from all claims and liabilities arising from any occurrence covered or required hereunder to be covered in whole or in part by the foregoing insurance, and also waive any right of subrogation which might otherwise exist in or accrue to any person on account thereof.

          10.  MAINTENANCE EXPENSES.
               --------------------

               Landlord and Tenant each shall pay the expense of maintaining and repairing the parking, ingress, egress and other improved and landscaped common areas situated on their respective properties, including the payment of all real estate taxes and assessments, subject only to the right to defer payment in a manner provided by law and/or in connection with a bona fide contest of such tax or assessment, so long as the rights of the other party shall not be jeopardized by such deferring of payment.

          11.  DEFAULT.
               -------

               If either party fails to perform any agreement to be performed by it and such failure continues for thirty (30) days, or involves potential danger to the health or safety of persons, or may result in substantial deterioration of the Property or Parcel 2, or may adversely affect the business conducted by Tenant on the Property, then in each case after written notice to such party specifying the default, the other party may, at its election, cure such failure or breach for and on behalf of the defaulting party. Any amount which the party so electing to cure shall expend for such purpose, or which shall otherwise be due by either party to the other, shall be paid to the entitled party on demand, without contest, upon delivery of its invoice, together with interest at the lower of (i) the rate of ten percent (10%) per annum, or (ii) the maximum rate permissible from time to time under applicable law, from the date of the expenditure or the date when it shall have become due to the date of payment in full. The provisions of this paragraph shall be in all respects subject and subordinate to the lien of any mortgages or deeds of trusts at any time or from time to time on the land of the defaulting party and the rights of the holder or holders of such mortgages or deeds of trust.

          12.  COVENANTS RUNNING WITH THE LAND.
               -------------------------------

               The right to use and exercise the rights and easements contained in this Addendum shall run with the land and inure to, and be for the benefit of, Tenant and Landlord, their successors and assigns, lenders and Permittees. In addition, the grant and the use, benefit and enjoyment of such easements shall always be without charge, cost, fee or assessment of any kind whatsoever.

          13.  RECORDING AND TITLE INSURANCE.
               -----------------------------

               A separate easement and restrictive covenant agreement embodying the above provisions and agreements in recordable form against the Shopping Center shall be prepared for Landlord's execution and delivery at closing, which shall be recorded at Lease execution. The title insurance requirements contained in the Addendum shall also insure these easements, and Landlord agrees to obtain non-disturbance agreements, consents, waivers and other agreements from lien holders, mortgagees, tenants and any other party with superior rights that might interfere with the rights, duties and obligations contemplated by this Addendum.

          14.  PARKING LOT LIGHTS.
               ------------------

               Landlord agrees to provide adequate lighting of the common areas of Parcel 2 including the parking lot from thirty (30) minutes before dusk until at least one and one-half (1-1/2) hours after Tenant closes its business on the Property, which lighting shall include the illumination of any pylon or monument sign advertising Tenant's business conducted on the Property as well as lighting for the other signage and awnings utilized by Tenant in advertising the business conducted by Tenant on the Property if not separately metered and controlled by Tenant. Tenant shall have the right to approve any changes or alterations to the parking lot lights located on Parcel 2 or which might affect the Property.

          15.  INITIAL CONSTRUCTION OF SHOPPING CENTER.
               ---------------------------------------

               Landlord shall construct, at its own cost and expense, (in the event the Shopping Center is not completely developed at the time the Lease is signed) the other buildings and improvements shown on the Site Plan and in accordance with plans and specifications approved and initialed by Tenant. If Landlord has not completed the parking, driveways, utility facilities, signage and other common areas of the Shopping Center as shown on the Site Plan in accordance with approved plans and all applicable governmental laws, regulations and requirements prior to delivery of possession of the Property to Tenant, Tenant may, at its option, (a) construct such parking, driveways, signage, utility facilities and other common areas adjacent to the Property as Tenant may deem necessary to conduct its business and if not reimbursed for such cost by Landlord on demand, deduct all costs and expenses incurred in such construction from rent and all other charges payable under the Lease or (b) terminate the Lease, in which case all out of pocket costs spent by Tenant in developing the Property shall be refunded or reimbursed to Tenant, as the case may be, and the parties shall be released from further liability.

     IN WITNESS WHEREOF, Landlord has caused this Lease to be executed and sealed this ____ day of _________________________, 19___.

WITNESSES:


__________________________________     ________________________________________


__________________________________     ________________________________________
                                                      LANDLORD


WITNESSES:


__________________________________     ________________________________________


__________________________________     ________________________________________

                                                        TENANT

                                   EXHIBIT A
                                   ---------

                              MEMORANDUM OF LEASE
                              -------------------


WHEN RECORDED MAIL TO:

_____________________
_____________________
_____________________

                              MEMORANDUM OF LEASE
                              -------------------


     This Memorandum of Lease is by and between _______________________________ ______________________________, a corporation ("Landlord") and ________________
________________________________, a ___________________ corporation ("Tenant"), pursuant to which Landlord has demised to Tenant, and Tenant has accepted such demise from Landlord, the Property (later defined) upon the following terms:

     Date of Lease:  ________________, ______

     Description of Property:  See Exhibit A attached hereto
                                   ---------

     Commencement Date: The Term of this Lease shall begin on the date Tenant opens a restaurant located on the Property for business to the general public.

     Expiration Date:  ______________________

     Term:  sixty (60) full calendar months.

     Renewal Option(s): ______ (__), five (5) year renewal options.

     Exclusive: As a material inducement for Tenant to enter into this Lease, Landlord acknowledges and agrees that during the Term and any Extension no property presently or hereafter owned, leased or controlled directly or indirectly by Landlord within two (2) miles in any direction from the boundary lines of the Property shall be sold, leased, managed, used or occupied for a restaurant or food service property. Landlord shall deliver to Tenant on or prior to the Effective Date binding documentation, in recordable form, containing such restriction on all property presently owned, leased or controlled by Landlord and shall be subject to a continuing obligation to deliver similar documentation in recordable form to bind property subsequently acquired, leased or controlled by Landlord which falls within said two mile restriction area. In the event of a breach by Landlord under the terms of the Lease, Tenant shall be entitled to injunctive relief as well as all other remedies available at law or in equity, Landlord acknowledging and agreeing that Tenant does not have an adequate remedy at law for breach of this provision.

     Shopping Center General Use Restrictions: Landlord agrees that no portion of Shopping Center other than the Property shall be sold, leased, used or occupied for a parking intensive use. Tenant has entered into this Lease in reliance upon representations by Landlord that the Shopping Center is and will remain a first-class retail Shopping Center, and, further, the Landlord agrees that no part of the

     Shopping Center shall be used as a theater, auditorium, meeting hall, school or other place of public assembly, gymnasium, health club, exercise or dance studio, dance hall, bar, off-track betting business, billiard or pool hall; for bingo or similar games of chance; as a massage parlor, video game arcade, bowling alley, skating rink, car wash, car repair or car rental agency, block bank or other medical care office; night club or adult book or adult video store (which are defined as stores in which any portion of the inventory is not available for sale or rental to children under eighteen (18) years old because such inventory explicitly deals with or depicts human sexuality).

     Consent to Collateral Assignment of Lease: Tenant has collaterally assigned the Lease to Boston Chicken, Inc. ("Franchisor"). Landlord has agreed and consented to Tenant collaterally assigning the Lease to Franchisor and by Franchisor to any lender or any entity which is a party to a merger or consolidation with or to the acquisition of substantially all of the assets or stock of or with Tenant or Franchisor.

     The purpose of this Memorandum of Lease is to give record notice of the lease and of the rights created thereby, all of which are hereby confirmed.

     IN WITNESS WHEREOF, the parties have executed this Memorandum of Lease as of the dates set forth in their respective acknowledgements.


WITNESS:                               TENANT:

__________________________________     ________________________________________
                                       ________________________________________
__________________________________
                                       Date: __________________________________


WITNESS:                               LANDLORD:

__________________________________     ________________________________________
                                       ________________________________________
__________________________________
                                       Date: __________________________________

                        EXHIBIT A TO MEMORANDUM OF LEASE
                        --------------------------------

                       LEGAL DESCRIPTION OF THE PROPERTY
                       ---------------------------------



TAX I.D. NUMBER: ___________________________

Address of Property: ____________________________












This document prepared by and after
recording should be returned to:

James T. Mayer, Esq.
Rudnick & Wolfe
203 North LaSalle Street, Suite 1800
Chicago, Illinois 60601-1293
(312) 368-4000

                          [Acknowledgment of Landlord]

STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

     Witnessed by hand and this notarial seal, this ____ day of _______________, 19_____.

                                    ___________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid

My commission expires:_______________________


STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

     Witnessed by hand and this notarial seal, this ____ day of _______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid

My commission expires: _____________________


STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

     Witnessed by hand and this notarial seal, this ____ day of _______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid

My commission expires:______________________

                           [Acknowledgment of Tenant]

STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid

My commission expires: _____________________


STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid

My commission expires: _____________________


STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid

My commission expires: _____________________

                                   EXHIBIT B
                                   ---------

                          TERM COMMENCEMENT AGREEMENT
                          ---------------------------


     THIS AGREEMENT, made this ______ day of ________________, 19____, by and between __________________________________________________, a _________________
corporation (herein "Landlord") and ____________________, a ___________________
corporation (herein "Tenant").


                              W I T N E S S E T H:
                              - - - - - - - - - -

     WHEREAS, Landlord and Tenant have entered into that certain Lease dated _____________, ____ ("Lease") for the property located in ______________,
__________; and

     WHEREAS, Landlord and Tenant wish to set forth their agreements as to the commencement of the Term of this Lease.

     NOW, THEREFORE, in consideration of the Demised Premises as described in this Lease and the covenants set forth therein, Landlord and Tenant agree as follows:

     1.   The Term of this Lease commenced on ___________________, 19___.

     2. The initial or base term of this Lease shall expire on ________________, 19___.

     3.   Tenant has _________ options of five (5) years each.

     4. The Commencement Date for purposes of paying Rent under this Lease Agreement is ___________________, 19___.

     5.   Square footage of the Property is _______________ square feet.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

LANDLORD:                              TENANT:

__________________________________     ________________________________________


__________________________________     ________________________________________

                    EXHIBIT A TO TERM COMMENCEMENT AGREEMENT
                    ----------------------------------------

                       LEGAL DESCRIPTION OF THE PROPERTY
                       ---------------------------------



TAX I.D. NUMBER: ________________________________

Address of Property: ____________________________











This document prepared by and after
recording should be returned to:

James T. Mayer, Esq.
Rudnick & Wolfe
203 North LaSalle Street, Suite 1800
Chicago, Illinois 60601-1293
(312) 368-4000

                          [Acknowledgment of Landlord]

STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

     Witnessed by hand and this notarial seal, this ____ day of _______________, 19_____.

                                    ___________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid

My commission expires:_______________________


STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

     Witnessed by hand and this notarial seal, this ____ day of _______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid

My commission expires: _____________________


STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

     Witnessed by hand and this notarial seal, this ____ day of _______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid

My commission expires:______________________

                           [Acknowledgment of Tenant]

STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid

My commission expires: _____________________


STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid

My commission expires: _____________________


STATE OF __________________________)
                                   )
COUNTY OF _________________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid

My commission expires: _____________________

                                   EXHIBIT B
                                   ---------

                          TERM COMMENCEMENT AGREEMENT
                          ---------------------------


     THIS AGREEMENT, made this ______ day of ________________, 19____, by and between _________________________________________, a _________________________
corporation (herein "Landlord") and ____________________, a __________________
corporation (herein "Tenant").


                              W I T N E S S E T H:
                              - - - - - - - - - -

     WHEREAS, Landlord and Tenant have entered into that certain Lease dated _____________, ____ ("Lease") for the property located in ___________________,
__________; and

     WHEREAS, Landlord and Tenant wish to set forth their agreements as to the commencement of the Term of this Lease.

     NOW, THEREFORE, in consideration of the Demised Premises as described in this Lease and the covenants set forth therein, Landlord and Tenant agree as follows:

     1.   The Term of this Lease commenced on ___________________, 19___.

     2. The initial or base term of this Lease shall expire on _____________, 19___.

     3.   Tenant has _________ options of five (5) years each.

     4. The Commencement Date for purposes of paying Rent under this Lease Agreement is ___________________, 19___.

     5.   Square footage of the Property is _______________ square feet.

     6.   Monthly rents payable during the first Lease Year are as follows:

          (a)    Rent:      ___________________________________________________
          (b)    Taxes:     ___________________________________________________
          (c)    Insurance: ___________________________________________________
          (d)    Other:     ___________________________________________________

     TOTAL MONTHLY:         $
                            ===================================================

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

LANDLORD:                              TENANT:


__________________________________     ________________________________________

__________________________________     ________________________________________

                    EXHIBIT A TO TERM COMMENCEMENT AGREEMENT
                    ----------------------------------------

                       LEGAL DESCRIPTION OF THE PROPERTY
                       ---------------------------------



TAX I.D. NUMBER: ___________________________

Address of Property: _______________________









This document prepared by and after
recording should be returned to:

James T. Mayer, Esq.
Rudnick & Wolfe
203 North LaSalle Street, Suite 1800
Chicago, Illinois 60601-1293
(312) 368-4000

                          [Acknowledgment of Landlord]

STATE OF __________________)
                           )
COUNTY OF _________________)


          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.



                                          _____________________________________
                                          Notary Public in and for the
                                          State an County aforesaid
My commission expires: __________________


STATE OF __________________)
                           )
COUNTY OF _________________)


          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.



                                          _____________________________________
                                          Notary Public in and for the
                                          State an County aforesaid
My commission expires:____________________


STATE OF __________________)
                           )
COUNTY OF _________________)


          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          _____________________________________
                                          Notary Public in and for the
                                          State an County aforesaid

My commission expires:____________________

                           [Acknowledgment of Tenant]

STATE OF __________________)
                           )
COUNTY OF _________________)


     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of _____________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          _____________________________________
                                          Notary Public in and for the
                                          State and County aforesaid
My commission expires:____________________


STATE OF __________________)
                           )
COUNTY OF _________________)




     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          _____________________________________
                                          Notary Public in and for the
                                          State and County aforesaid
My commission expires:____________________



STATE OF __________________)
                           )
COUNTY OF _________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.

                                          _____________________________________
                                          Notary Public in and for the
                                          State and County aforesaid
My commission expires:____________________

                                   EXHIBIT C
                                   ---------



RECORDING REQUESTED BY, AND
WHEN RECORDED RETURN TO:

________________________
________________________
________________________
________________________


                    NON-DISTURBANCE AND ATTORNMENT AGREEMENT
                    ----------------------------------------


     THIS NON-DISTURBANCE AND ATTORNMENT AGREEMENT (the "Agreement") is made and entered into this the _________ day of ____________________, 19____ by and
between ______________________________ ("Tenant") and _______________________ a
______________________ ("Lender") and _______________________________________
("Landlord").

                                R E C I T A L S:
                                - - - - - - - -

     WHEREAS, Landlord and Tenant executed a Lease dated as of _______________, 19___ (the "Lease"), a memorandum of which may be recorded simultaneously herewith, covering a certain Premises therein described located on a parcel of real estate, a legal description of which is attached hereto and incorporated herein by this reference as Exhibit "A" (said parcel of real estate and the
                            -----------
Premises being sometimes collectively referred to herein as the "Property"); and

     WHEREAS, Landlord has executed a ____________________ (the "Mortgage") dated __________________, 19___ and recorded on __________________, 19_____ at
Volume __________, Page ________, of the ___________________ Records of
________________ County, ____________________ in favor of Lender, payable upon the terms and conditions described therein; and

     WHEREAS, it is a condition to the Mortgage shall unconditionally be and remain at all times a lien or charge upon the Property, prior and superior to the Lease and to the leasehold estate created thereby; and

     WHEREAS, the parties hereto desire to assure Tenant's possession and control of the Property under the Lease upon the terms and conditions therein contained;

     NOW, THEREFORE, for and in consideration of the mutual covenants and premises herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed by the parties hereto, the parties hereto do hereby agree as follows:

                               A G R E E M E N T:
                               - - - - - - - - -

     1. The Lease is and shall be subject and subordinate to the Mortgage, and to all renewals, modifications, consolidations, replacements and extensions thereof, and to all future advances made thereunder.

     2. Should Lender become the owner of the Property, or should the Property be sold by reason of foreclosure, or other proceedings brought to enforce the Mortgage which encumbers the Property, or should the Property be transferred by deed in lieu of foreclosure, or should any portion of the Property be sold under a trustee's sale, the Lease shall continue in full force and effect as a direct lease between the then owner of the Property covered by the Mortgage and Tenant, upon, and subject to, all of the terms, covenants and conditions of the Lease for the balance of the term thereof remaining, including any extensions therein provided. Tenant does hereby agree to attorn to Lender or to any such owner as its landlord, and Lender hereby agrees that it will accept such attornment.

     3. Notwithstanding any other provision of this Agreement, Lender shall not be (a) liable for any default of any landlord under the Lease (including Landlord), except that Lender agrees to cure any default of Landlord that is continuing as of the date Lender forecloses the Property within thirty (30) days from the date Tenant delivers written notice to Lender of such continuing default, unless such default is of such a nature to reasonably require more than thirty (30) days to cure and then Lender shall be permitted such additional time as is reasonably necessary to effect such cure, provided Lender diligently and continuously proceeds to cure such default; (b) subject to any offsets or defenses which have accrued prior to the date of foreclosure, unless Tenant shall have delivered to Lender written notice of the default which gave rise to such offset or defense and permitted Lender the same right to cure such default as permitted Landlord under the Lease; (c) bound by any rent that Tenant may have paid under the Lease more than one month in advance; (d) bound by any amendment or modification of the Lease hereafter made without Lender's prior written consent; and (e) responsible for the return of any security deposit delivered to Landlord under the Lease and not subsequently received by Lender.

     4. If Lender sends written notice to Tenant to direct its rent payments under the Lease to Lender instead of Landlord, then Tenant agrees to follow the instructions set forth in such written instructions and deliver Rent payments to Lender; however, Landlord and Lender agree that Tenant shall be credited under the Lease for any Rent payments sent to Lender pursuant to such written notice.

     5. All notices which may or are required to be sent under this Agreement shall be in writing and shall be sent by certified or registered U.S. mail, postage prepaid, return receipt requested, and sent to the party at the address appearing below or such other address as any party shall hereafter inform the other party by written notice given as set forth above:

         Tenant:                          _____________________________________
                                          _____________________________________
                                          _____________________________________
                                          _____________________________________


         with a copy to:                  _____________________________________
                                          _____________________________________
                                          _____________________________________
                                          _____________________________________


         Lender:                          _____________________________________
                                          _____________________________________
                                          _____________________________________
                                          _____________________________________

All notices delivered as set forth above shall be deemed effective three (3) days from the date deposited in the U.S. mail

     6. Said Mortgage shall not cover or encumber and shall not be construed as subjecting in any manner to the lien thereof any of Tenant's improvements or trade fixtures, furniture, equipment or other personal property at any time placed or installed in the Property. In the event the Property or any part thereof shall be taken for public purposes by condemnation or transfer in lieu thereof or the same are damaged or destroyed, the rights of the parties to any condemnation award or insurance proceeds shall be determined and controlled by the applicable provisions of this Lease.

     7. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their successors in interest, heirs and assigns and any subsequent owner of the Property secured by the Mortgage.

     8. Should any action or proceeding be commenced to enforce any of the provisions of this Agreement or in connection with its meaning, the prevailing party in such action shall be awarded, in addition to any other relief it may obtain, its reasonable costs and expenses, not limited to taxable costs, and reasonable attorney's fees.

     9. Tenant shall not be enjoined as a party/defendant in any action or proceeding which may be instituted or taken by reason or under any default by Landlord in the performance of the terms, covenants, conditions and agreements set forth in the Mortgage.

     IN WITNESS WHEREOF, the parties hereto have caused this Non-Disturbance Agreement to be executed as of the day and year first above written.

WITNESS:                            LENDER:

                                    ___________________________________________
__________________________________  a__________________________________________

__________________________________

                                    By:________________________________________
                                      Name:____________________________________
                                      Title:___________________________________


WITNESS:                            TENANT:

                                    ___________________________________________
_________________________________   ___________________________________________

_________________________________   By:________________________________________
                                    Name:______________________________________
                                      Title:__________________________________


WITNESS:                            LANDLORD:

                                    ___________________________________________
_________________________________   ___________________________________________

_________________________________
                                    By:________________________________________
                                      Name:____________________________________
                                      Title:___________________________________

             EXHIBIT A TO NON-DISTURBANCE AND ATTORNMENT AGREEMENT
             -----------------------------------------------------

                       LEGAL DESCRIPTION OF THE PROPERTY
                       ---------------------------------



TAX I.D. NUMBER: ___________________________

Address of Property: _______________________













Thid document prepared by and after
recording should be returned to:

James T. Mayer, Esq.
Rudnick & Wolfe
203 North LaSalle Street, Suite 1800
Chicago, Illinois 60601-1293
(312) 368-4000

                          [Acknowledgment of Landlord]

STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          _____________________________________
                                          Notary Public in and for the
                                          State an County aforesaid
My commission expires:____________________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          _____________________________________
                                          Notary Public in and for the
                                          State an County aforesaid
My commission expires:____________________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          _____________________________________
                                          Notary Public in and for the
                                          State an County aforesaid
My commission expires:____________________

                           [Acknowledgment of Tenant]

STATE OF __________________)
                           )
COUNTY OF _________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          _____________________________________
                                          Notary Public in and for the
                                          State and County aforesaid
My commission expires:____________________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          _____________________________________
                                          Notary Public in and for the
                                          State and County aforesaid
My commission expires:____________________

STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          ______________________________________
                                          Notary Public in and for the
                                          State and County aforesaid
My commission expires:____________________

                           [Acknowledgment of Lender]

STATE OF __________________)
                           )
COUNTY OF _________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          _____________________________________
                                          Notary Public in and for the
                                          State and County aforesaid
My commission expires:____________________

STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                          _____________________________________
                                          Notary Public in and for the
                                          State and County aforesaid
My commission expires:____________________

STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.

                                          _____________________________________
                                          Notary Public in and for the
                                          State and County aforesaid
My commission expires:____________________

                              EXHIBIT "D" TO LEASE
                              --------------------

LOCATION:

STORE NUMBER:

                         COLLATERAL ASSIGNMENT OF LEASE
                         ------------------------------


     FOR VALUE RECEIVED, the undersigned ("Assignor") hereby assigns, transfers and sets over unto BOSTON CHICKEN, INC., a Delaware corporation ("Assignee"), all of Assignor's right, title and interest in, to and under that certain lease ("Lease") dated________between Assignor, as tenant, and_________("Landlord") respecting the premises demised in the Lease ("Premises") and legally described on Exhibit A attached hereto and made a part hereof. This Assignment is for collateral purposes only and except as specified herein, Assignee shall have no liability or obligation of any kind whatsoever arising from or in connection with this Assignment or the Lease unless Assignee shall take possession of the Premises pursuant to the terms hereof and shall assume the obligations of Assignor thereunder.

     Assignor represents and warrants to Assignee that Assignor has (i) full power and authority to so assign the Lease and its interest therein, and (i) not assigned or transferred, and is not obligated to assign or transfer, any of its interest in the Lease or the Premises.

     Upon a default by Assignor under the Lease or under the Boston Chicken, Inc. Franchise Agreement between Assignee and Assignor for a Boston Market Unit ("Franchise Agreement"), or in the event of a default by Assignor under any document or instrument securing the Franchise Agreement, Assignee shall have the right and is hereby empowered to take possession of the Premises, expel Assignor therefrom, and, in such event, Assignor shall have no further right, title or interest in the Lease and Premises and shall remain liable to Assignee for all past due rents and other charges, agreements and obligations set forth in the Lease which Assignee shall be required either to pay to Landlord or perform thereunder.

     Assignor agrees that it will not suffer or permit any surrender, termination, amendment or modification of the Lease without the prior written consent of Assignee. Throughout the term of the Franchise Agreement, Assignor agrees that it shall elect and exercise all options to extend the term of or renew the Lease not less than thirty (30) days prior to the last day that said option must be exercised, unless Assignee otherwise agrees in writing. Assignor shall send Assignee a copy of the notice of exercise concurrently with Assignor's exercise of the option. Upon failure of Assignee to otherwise agree in writing, or upon failure of Assignor to so elect to extend or renew the Lease as aforesaid, Assignor hereby appoints Assignee as its true and lawful attorney-in-fact to exercise such extension or renewal options in the name, place and stead of Assignor for the sole purpose of effecting such extension or renewal, provided that Assignee shall have the right but not the obligation to exercise such extension or renewal options.

     This Assignment shall inure to the benefit of Assignee and its successors and assigns and shall be binding upon Assignor, and Assignor's heirs, personal representatives, officers, partners, successors and assigns.

     IN WITNESS WHEREOF, the parties have executed this Assignment as of the date set forth below their respective signatures.

WITNESSES:                              ASSIGNOR:

____________________________________    _______________________________________

____________________________________    By:____________________________________

                                        Name:__________________________________

                                    Title:_____________________________________

                                    Date:___________________, 19_______________

WITNESSES:                          ASSIGNEE:

_________________________________   ___________________________________________

_________________________________   By:________________________________________

                                    Name:______________________________________

                                    Title:_____________________________________

                                    Date:___________________, 19_______________


WITNESSES:                          BOSTON CHICKEN, INC., a
                                    Delaware corporation

_________________________________   ___________________________________________

_________________________________   By:________________________________________

                                    Name:______________________________________

                                    Title:_____________________________________

                                    Date:___________________, 19_______________

State of       )
               ) SS.
County of      )

     I,_____________, a Notary Public in and for the County and State aforesaid, DO HEREBY CERTIFY that _____________________, personally known to me to be the __________________________, whose name is subscribed to the within instrument, appeared before me this day in person and acknowledged that as such __________________________ he signed and delivered the said instrument of said corporation as the free and voluntary act and deed of said _________________________________, for the uses and purposes set forth therein.

     GIVEN under my hand and notarial seal this day of _____________, 19__.



My Commission expires:______________________          _________________________
                                                            Notary Public

State of       )
               ) SS.
County of      )

     I,_____________, a Notary Public in and for the County and State aforesaid, DO HEREBY CERTIFY that _____________________, personally known to me to be the __________________________, whose name is subscribed to the within instrument, appeared before me this day in person and acknowledged that as such __________________________ he signed and delivered the said instrument of said corporation as the free and voluntary act and deed of said _________________________________, for the uses and purposes set forth therein.

     GIVEN under my hand and notarial seal this day of _____________, 19__.



My Commission expires:______________________     ______________________________
                                                            Notary Public

State of Colorado              )
                               ) SS.
County of Jefferson            )

     I,_____________, a Notary Public in and for the County and State aforesaid, DO HEREBY CERTIFY that _________________________________, personally known to me to be the ______________________ of Boston Chicken, Inc., a corporation of the State of Delaware, whose name is subscribed to the within instrument, appeared before me this day in person and acknowledged that as such Vice President, he signed and delivered the said instrument of said corporation as his free and voluntary act and as the free and voluntary act and deed of said corporation, for the uses and purposes set forth therein.

     GIVEN under my hand and notarial seal this day of __________________, 19___.



My Commission expires:_____________________    ________________________________
                                                            Notary Public

                  EXHIBIT A TO COLLATERAL ASSIGNMENT OF LEASE
                  -------------------------------------------

                               LEGAL DESCRIPTION







Property Address:  ___________________________________

                   ___________________________________

Store No.  ______________

Permanent Index No.  _____________________________________

This instrument was prepared by and should be returned to:

Alan J. Williger, Esq.
Boston Chicken, Inc.
14103 Denver West Parkway
P.O. Box 4086
Golden, CO  80401-4086

                                   EXHIBIT F
                                     TO THE
                              BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                   ADDENDUM TO IN-LINE SHOPPING CENTER LEASE
                   -----------------------------------------

                   ADDENDUM TO IN LINE SHOPPING CENTER LEASE
                   -----------------------------------------


     THIS ADDENDUM is to the foregoing lease (the "Lease"), dated as of ________________________, 199__ by and between ________________________________
___________________________________________________________________ ("Tenant")
and ___________________________________________________________________________
________________ ("Landlord").

     The following shall amend and be incorporated into the Lease. In the event of any conflict between the terms of the Lease and the terms of this Addendum, then the terms of this Addendum shall control. All capitalized terms not defined in this Addendum shall have the respective meanings set forth in the Lease.

     1.   TITLE INSURANCE.
          ---------------

          (a) Prior to the Effective Date (as hereinafter defined), Landlord shall deliver to Tenant a current abstract of title or existing title policy on the Shopping Center and all appurtenant easements. Tenant may order a title insurance commitment on the Shopping Center and/or the Demised Premises prepared by a title company ("Title Company") selected by Tenant, insuring Tenant against loss or damage from and after the Effective Date in the amount of $_____ subject only to title exceptions acceptable to Tenant, in its sole discretion. Landlord shall pay for any cost incurred in searching title and, contemporaneously with the execution of this Lease, if requested by Tenant, shall pay for an ALTA form Leasehold Title Insurance Policy ("Title") approved by Tenant, with extended coverage over all general exceptions in the amount set forth above and any title endorsements required by Tenant. The Demised Premises shall be leased to Tenant free, clear and unencumbered of all tenancies and parties in possession on the Effective Date.

          (b) In the event the title insurance commitment shall reflect encumbrances or other conditions not acceptable to Tenant in Tenant's sole discretion ("Defects"), then, Landlord, upon Tenant's notification of the Defects, shall immediately and diligently proceed to cure same and shall have thirty (30) days from the date of Tenant's notice within which to cure the Defects to Tenant's satisfaction. If, after the exercise of all reasonable diligence, Landlord is unable to remove or obtain a title endorsement over the Defects within such thirty (30) day period, then Tenant may accept the Defects or Tenant may terminate this Lease and the parties shall be released from further liability.

     2.   CONDITIONS PRECEDENT.  Tenant proposes to use the Property for the
          --------------------
construction and operation of a free standing "Boston Market" restaurant, including, but not limited to, a drive-thru service facility, carry-out and delivery service, and off-street parking incident thereto, together with curb-cuts and signage acceptable to Tenant ("Tenant's Proposed Use"). Tenant's obligation to lease the Property is contingent on the satisfaction in Tenant's sole discretion or waiver by Tenant of the following conditions ("Conditions Precedent") within one hundred eighty (180) days ("Conditions Approval Period") after the date that both Tenant and Landlord have signed this Lease and Tenant has received a fully executed counterpart of the Lease from Landlord ("Effective Date"):

          (a) Tenant obtaining a survey, bearing a legal description, made by a licensed surveyor, selected by Tenant, in accordance with the "Minimum Standard Detail

     Requirements for ALTA/ACSM Land Title Surveys" jointly established and adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 1992 and such other survey standards as required by Tenant ("Survey"), and certified to Tenant and the Title Company and such other parties requested by Tenant, showing the area, dimensions and location of the Property to the nearest monuments, streets, alleys on all sides, the topography, the location of all available utilities in adjoining streets, alleys or property, the location of all improvements and encroachments, the location of all recorded easements against or appurtenant to the Property, stating the flood zone of the Property, and not disclosing any condition rendering the Property unusable for Tenant's Proposed Use.

          (b) Tenant obtaining a written Phase I Environmental Assessment ("Assessment") of the Property, which Assessment shall be prepared by an environmental professional selected by Tenant and comply with the terms and provisions of the "Standard Practice for Environmental Site Assessments:
     Phase I Environmental Site Assessment Process", ASTM Standard 1527-93 as presently in effect and promulgated by the American Society of Testing and Materials and Tenant's Guidance Document and Service Agreement therefor.
     If the assessment discloses any known or suspected environmental contamination, Tenant, at Landlord's expense, may order additional tests and investigations to determine if the Property is satisfactory for Tenant's Proposed Use if the presence of such environmental contamination is confirmed, Tenant shall either (i) request, and Landlord agrees to, remediate such environmental contamination, or (ii) terminate this Lease, in which event the parties shall be released from further liability.

          (c) Tenant obtaining the requisite executive corporate approval ("Approval") of this Lease from Boston Chicken, Inc. ("Franchisor").

          (d) The receipt by Tenant of a non-disturbance agreement in the form attached hereto as Exhibit C or such other form satisfactory to Tenant.

          (e) Tenant obtaining all approvals, permits, easements and licenses ("Permits") for Tenant's Proposed Use in accordance with Tenant's plans and specifications therefor, including, without limitation, signage, trade dress, curb cuts, access, parking and drive-thru as required by Tenant. In the event that the Property is restricted by any state, county, municipal or other governmental law, ordinance, rule or regulation which prohibit, limit or restrict the use of the Property for Tenant's Proposed Use, Tenant shall undertake to secure rezoning, special use permits, variances, subdivision, lot split, lot tie or replat ("Authorizations") so that the Property may be used for Tenant's Proposed Use. The cost of securing the Authorizations shall be at Landlord's expense to be deducted by Tenant from Rent. Such expenses may include, but are not limited to, attorney, engineer, architect or other professional and/or consultant fees. Landlord agrees to cooperate fully with Tenant in securing the Authorizations and Permits and grants permission to Tenant to make application for the Authorizations and Permits in the name of Landlord. Landlord shall execute any necessary documents in connection with Tenant's application for the Authorizations and Permits. The determination of the necessity for obtaining the Authorizations and Permits and the adequacy of the Authorizations and Permits granted shall be within the sole discretion of Tenant. Landlord further agrees to dedicate or grant any easements for public ways and to diligently perform and pay for any improvements located off the Property required as a condition of the Permits and Authorizations.

          (f) Tenant obtaining from Landlord an agreement protecting the visibility of Tenant's Property and signage and prohibiting any building in or changes to the area designated by Tenant during the term and any renewal term to protect Tenant's ingress and egress and parking rights. The form of this agreement shall be provided by Tenant.

     In the event the Conditions Precedent are not satisfied in Tenant's sole discretion or waived by Tenant within the Conditions Approval Period, Tenant may extend the Conditions Approval Period for two (2) successive ninety (90) day periods each to continue Tenant's efforts to obtain the Authorizations and Permits, upon payment to Landlord of One Thousand Two Hundred Fifty Dollars ($1,250.00) for each ninety (90) day extension. Landlord shall apply such payments against Rent due from and after the Commencement Date. In the event any of the Conditions Precedent are not satisfied, approved or waived by Tenant, in its sole discretion, then at any time within the Conditions Approval Period (as extended pursuant to this Section 2), Tenant may terminate this Lease in which event the parties shall be released from further liability. In the event this Lease is terminated by Tenant, either by default or election, on or prior to the Commencement Date, except for the failure of Landlord to convey marketable and insurable leasehold title, Tenant shall not be entitled to reimbursement for the cost of the Assessment but the extension payments referred to above shall be returned to Tenant within ten (10) days after the termination date. On or prior to the Commencement Date, Landlord shall reimburse Tenant for the cost of the Assessment and if not reimbursed, Tenant may deduct such cost from the next payment of Rent. Landlord hereby grants to Tenant, its agents and contractors, the right to enter upon the Shopping Center to make the Assessment, inspect and test the Demised Premises and to install the signage as provided herein.

     3.   NON-DISTURBANCE AND ATTORNMENT.  Landlord, within sixty (60) days
          ------------------------------
after the Effective Date, will obtain from every senior landlord, mortgagee and holder of a deed of trust or mortgage upon the Property, an agreement in recordable form and substantially in the form of Exhibit C attached hereto and made a part hereof, acceptable to Tenant wherein the senior landlord(s), mortgagee(s) and holder(s) of the deed(s) of trust or mortgage(s) agree not to disturb Tenant's possession, deprive Tenant of any rights and increase Tenant's obligations under this Lease ("Non-Disturbance and Attornment Agreement"). Landlord shall not further mortgage or encumber the fee or the leasehold estate from the Effective Date to the date of recording of a Memorandum of Lease unless Landlord obtains for the benefit of Tenant a Non-Disturbance and Attornment Agreement. Upon the failure of Landlord to provide Tenant with an acceptable Non-Disturbance and Attornment Agreement pertaining to every senior lease, mortgage and deed of trust prior to Tenant's commencement of construction or reconstruction of the building on the Property, Tenant may terminate this Lease and the parties shall be released from further liability.

     4.   RESTRICTIVE COVENANT.  As a material inducement for Tenant to enter
          --------------------
into this Lease, Landlord acknowledges and agrees that no property presently or hereafter owned, leased or controlled directly or indirectly by Landlord within two (2) miles of the Property shall be sold, leased, managed, used or occupied for a restaurant or food service property. Landlord shall deliver to Tenant on or prior to the Effective Date documentation, in recordable form, containing such restriction on all property presently owned, leased or controlled by Landlord. In the event of a breach by Landlord under the terms of this Section, Tenant shall be entitled to injunctive relief as well as all other remedies available at law or in equity,

Landlord acknowledging and agreeing that Tenant does not have an adequate remedy at law for breach of this provision.

     5.   IMPROVEMENTS, ALTERATIONS AND SIGNAGE.
          -------------------------------------

          (a) From and after the Effective Date, Tenant shall have the right from time to time to alter, renovate, add, remodel, modify and/or change the Demised Premises as Tenant may deem desirable. Tenant shall be permitted to affix its fascia signs, canopies, awnings and/or flags on the exterior of the Demised Premises from time to time during the Term and any Extension(s).

          (b) It is expressly understood and agreed that as an inducement for Tenant to enter into this Lease, Landlord acknowledges and agrees that it has previously consented to and approved Tenant's concept plans and outline specifications for an in-line store, signage package and other customary design requirements for the Demised Premises.

     6.   TENANT'S PROPERTY AND WAIVER OF LANDLORD'S LIEN.
          -----------------------------------------------

          (a) Any personal property, equipment, furniture, inventory, trademarked items, signs, decorative soffit, counters, shelving, showcases, mirrors and other movable trade fixtures installed in or on the Property by Tenant, including, but not limited to, walk-in coolers, exhaust hoods, sinks and preparation areas ("Tenant's Property"), shall remain the property of the Tenant. Landlord agrees that Tenant shall have the right, at any time or from time to time, to remove any and all of Tenant's Property. Tenant, at its expense, shall immediately repair any damage occasioned by the removal of Tenant's Property and upon expiration or earlier termination of this Lease, shall leave the Property in a neat and clean condition, normal wear and tear excepted. Tenant shall pay before delinquency all taxes, assessments, license fees and public charges levied, assessed or imposed upon its business operation in the Property as well as upon Tenant's Property. If any such items of property are assessed with property of Landlord, then such assessment shall be equitably divided between Landlord and Tenant.

          (b) In the event Tenant or a subtenant acquires and/or leases Tenant's Property to be installed and used upon the Property subject to a title retainage agreement, conditional sale contract, chattel mortgage or other security agreement or lease, Landlord agrees to execute and deliver to any such secured creditor and/or lessor a waiver of any lien Landlord may have upon Tenant's Property. Such waiver will be on a form provided by Tenant authorizing the secured creditor and/or lessor to enter upon the Property and remove Tenant's Property in the event of default under the terms of the security agreement and/or lease.

          (c) From time to time, some or all of Tenant's Property may be financed or owned by someone other than Tenant. To the extent that any of Tenant's Property is financed or owned by someone other than Tenant, Landlord agrees that such Tenant's Property is not Landlord's property no matter how the same is affixed to the Demised Premises or used by Tenant and agrees to recognize the rights of the lender or owner of Tenant's Property. Landlord waives any claim arising by way of any Landlord's lien (whether created by statute or by contract) or otherwise with respect to Tenant's Property and agrees to sign and deliver to any lender, secured creditor or lessor a waiver of any lien Landlord may have on Tenant's Property if required by such lender, secured creditor or lessor.

     7.   LEASEHOLD MORTGAGE.
          ------------------

          (a) Tenant may mortgage, collaterally assign or otherwise encumber any interest that Tenant has in this Lease or in the improvements located on the Demised Premises ("Mortgage") as security for an indebtedness ("Debt"). Landlord shall make such changes or modifications to this Lease, with the exception of those provisions of this Lease concerning Rent and other economic terms or the length of the Term, including any Extension(s), as are reasonably requested by any potential Mortgagee (hereinafter defined) to facilitate the mortgaging of the leasehold estate. Landlord shall execute such instruments as may be required by each mortgagee or collateral assignee ("Mortgagee") in order to recognize the Mortgage and the interest of the Mortgagee.

          (b) If a Mortgagee notifies Landlord of the execution of a Mortgage and names the place for service of notice upon Mortgagee, then:

               (i) Landlord shall give to any Mortgagee, simultaneously with service on Tenant, notices of all demands made by Landlord on Tenant and no such notice to Tenant shall be effective unless a copy is so served upon Mortgagee.

               (ii) Mortgagee shall have the privilege of performing any of Tenant's covenants, curing any defaults by Tenant, and exercising any election, option or privilege conferred upon Tenant by the terms of this Lease.

               (iii) Landlord shall not terminate this Lease or Tenant's right of possession for any default of Tenant if, within a period of thirty
          (30) days after the expiration of the period of time within which Tenant might cure such default, such default is cured by Mortgagee or, if within a period of thirty (30) days after the expiration of the period of time within which Tenant might commence to eliminate the cause of such default, Mortgagee diligently commences to eliminate the cause of such default.

               (iv) No liability for the payment of Rent or any other payments due Landlord by the terms of this Lease or the performance of any of Tenant's covenants and obligations of this Lease shall attach to or be imposed upon any Mortgagee, while not in possession of the Demised Premises, all such liability being hereby expressly waived by Landlord.

               (v) No provision of this Lease which restricts the use of the Demised Premises to less than for any lawful purpose, requires the Demised Premises to be used for a particular purpose, inhibits free assignment or subletting or requires or implies specified times of business operation shall be binding upon a Mortgagee in possession or its successors in interest.

     8.   TENANT ASSIGNMENT AND SUBLETTING.  Tenant shall have the free right to
          --------------------------------
sublet, assign or otherwise transfer its interest in this Lease or to delegate any duties or obligations of Tenant hereunder or possession of the Demised Premises to any party without

Landlord's approval, written or otherwise. However, any such assignment, transfer, delegation or subletting shall not relieve Tenant of its obligations hereunder.

     9.   ESTOPPEL CERTIFICATE.  Tenant and Landlord agree at any time and from
          --------------------
time to time, upon not less than ten (10) business days' prior written request from the other party or from Franchisor, to execute, acknowledge and deliver to the requesting party a statement in writing, in form and content reasonably acceptable to both parties, an estoppel certificate certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as modified and stating the modifications), the dates to which Rent has been paid and certifying that it is not in default (or if a default is alleged, stating the nature of the alleged default), and further certifying such other matters as the requesting party shall require. It is intended that any such statement delivered pursuant to this Section may be relied upon by any prospective purchaser, lender, subtenant, assignee or any entity which is a party to a potential merger, consolidation or acquisition of substantially all of the assets of or with Landlord or Tenant of the Property. In the event either party shall fail to execute and deliver any such instrument within the foregoing time period as requested, such party hereby irrevocably appoints the requesting party as its attorney-in-fact to execute such instrument as its name, it being agreed that such assignment is one coupled with an interest and the statements contained in such instrument shall be deemed to be true and correct, binding on such party, who shall be estopped from denying or contesting the facts contained in such instrument.

     10.  TENANT'S CONDUCT OF BUSINESS.  Notwithstanding anything herein to the
          ----------------------------
contrary, nothing herein shall be construed as an obligation for Tenant to open or operate its business in the Property. Tenant shall have the right to remove Tenant's Property and cease operations in the Property at any time and at Tenant's sole discretion. However, the right to cease to operate its business shall not affect Tenant's obligation to pay all amounts due hereunder and to perform all covenants and obligations hereunder.

     11.  COLLATERAL ASSIGNMENT OF LEASE.  Concurrently with the execution of
          ------------------------------
this Lease, Tenant shall collaterally assign the Lease to Franchisor. Landlord hereby consents to the collateral assignment of this Lease to Franchisor or any entity which is a party to a potential merger, consolidation with or to the acquisition of substantially all of the assets or stock of Tenant or Franchisor and to a further collateral assignment or hypothecation by Franchisor of the interest so assigned by Tenant, all in accordance with that certain Collateral Assignment of Lease attached hereto as Exhibit "D" (the "Collateral Assignment"). If requested by Tenant, Landlord agrees to execute any documents evidencing Landlord's consent to such assignment. The execution and delivery of such Collateral Assignment by and between Franchisor and Tenant shall be a condition precedent to Tenant's obligations under this Lease.

     12.  LANDLORD'S CONSENT TO COLLATERAL ASSIGNMENTS.  In order to preserve
          --------------------------------------------
Franchisor's rights in connection with Landlord's consent to the Collateral Assignment, Landlord agrees to all of the following:

          (a) to notify Franchisor in writing of and upon the failure of Tenant to cure any default by Tenant under the Lease;

          (b) that Franchisor shall have the right, but shall not be obligated, to cure any default by Tenant under the Lease within thirty (30) days after the later to occur of (i) the expiration of Tenant's cure period under the Lease, and (ii) delivery by Landlord of notice thereof in accordance with Section (a) above;

          (c) that Landlord agrees that if Franchisor shall take possession of the Property and confirm to Landlord the assumption of the Lease by Franchisor as tenant thereunder, Landlord shall recognize Franchisor as the tenant under the Lease, provided that Franchisor cures any default by Tenant under the Lease within the thirty (30) day cure period noted above, except that if Franchisor is diligently pursuing curing such default and cannot do so within the thirty (30) day cure period, then Franchisor shall have a reasonable extension of time to cure the default;

          (d) that Franchisor: (i) shall have the absolute right to assign, sublet or otherwise transfer its right, title, estate and interest in the Lease and all its proprietary interest arising therefrom to any entity affiliated with Franchisor or any licensee or franchisee of Franchisor provided that Franchisor shall not be released from its obligations under the Lease (upon assignment) and such successor tenant expressly assumes liability for Franchisor's duties and obligations under the Lease; and (ii) may assign the Lease to a person or entity who shall agree to assume the Tenant's obligations under the Lease and who is reasonably acceptable to Landlord, and upon such assignment, Franchisor shall have no further liability or obligation under the Lease as assignee, tenant or otherwise; and

          (e) that Landlord, if Franchisor does not exercise its rights under the Collateral Assignment, shall not lease the Property to any person or entity for the purpose of operating a food service business which engages primarily in the sale of rotisserie-cooked chicken or potpies for a period of two (2) years after termination or expiration of Tenant's Franchise Agreement with Franchisor and Tenant's rights under this Lease.

     13.  FRANCHISE AGREEMENT.  Landlord acknowledges and agrees that the
          -------------------
Property may be used for the operation of a Boston Market Unit in accordance with the terms of a Boston Chicken, Inc. Franchise Agreement to be entered into between Franchisor and Tenant (the "Franchise Agreement"). If Franchisor does not exercise its right of first refusal to purchase the assets of Tenant's Boston Market Unit under the terms of the Franchise Agreement, the Tenant agrees, at Tenant's sole expense, to make such modifications and alterations, including removal of all distinctive physical and structural features associated with the trade dress of Boston Market Units, as may be necessary to distinguish the Property so clearly from its former appearance and from other Boston Market Units as to prevent any possibility that the public will associate the Property with Boston Market Units and any confusion created by such association. (Such modifications and alterations shall include, but not be limited to, removing or covering the distinctive decor and color scheme on all walls, counters, fixtures and furnishings, as well as the exterior of the Property.) If Tenant fails to immediately make such modifications, alterations and/or removals, Landlord and Tenant agree that Franchisor or its designated agents may enter the Property to make such modifications, alterations and/or removals, at Tenant's expense, and that such entry and actions by Franchisor shall not constitute a breach of this Lease. It is expressly acknowledged and agreed by Landlord and Tenant that Franchisor shall have the right to obtain the remedy of specific performance or other injunctive relief in order to enforce the provisions of this Section and that Franchisor has no adequate remedy available at law for any breach of this Section. Landlord acknowledges and agrees that Franchisor is a third-party beneficiary of this Lease.

     14.  NO SOLICITATION.  Landlord agrees that upon its execution of this
          ---------------
Agreement neither it nor its agents or employees (a) will initiate, encourage the initiation by others of discussions or negotiations with third parties or respond to solicitations by third parties relating to the Property or any part thereof, (b) fail to immediately notify Tenant if any third party attempts to initiate any such solicitation, discussion or negotiation with Landlord and (c) will enter into an agreement with any third party with respect to the Property or any part thereof.

     15.  CONFIDENTIALITY.  Landlord and its agents, representatives, employees,
          ---------------
partners, officers and directors will not disclose the subject matter or terms of the transaction contemplated by this Agreement unless prior written consent to such disclosure is obtained from Tenant, which consent may be withheld at Tenant's sole discretion.

     16.  USE.  The Property shall be used and occupied for the preparation and
          ---
sale of food, including, but not limited to, chicken and chicken products, pasta products, prepared foods, all types of pot pies, and other items customarily found in "Boston Market" stores or for any other lawful use. At any time during the Term or an Extension, Tenant shall also have the right to have a drive through facility located on the Property.

     17.  INDEMNIFICATION.  Landlord hereby indemnifies and holds Tenant,
          ---------------
Tenant's nominees, officers, directors, agents, employees, successors and assigns harmless from and against any and all claims, demands, liabilities, and expenses, including attorneys' fees and litigation expenses, arising from the negligence or wilful acts of Landlord or its agents, employees, or contractors occurring on the Property, except to the extent caused by Tenant's negligence or wilful misconduct. In the event any action or proceeding shall be brought against Tenant by reason of any such claim, Landlord shall defend the same at Landlord's expense by counsel selected by Tenant.

     18.  REPRESENTATIONS AND WARRANTIES.  To induce Tenant to execute, deliver
          ------------------------------
and perform this Agreement and without regard to any independent investigations made by Tenant, Landlord represents and warrants to Tenant on and as of the date of execution and delivery of this Lease as follows:

     (a)  TITLE.  Landlord owns the Property in fee simple, free of any liens,
          -----
claims or encumbrances other than the title exceptions acceptable to Tenant.

     (b)  AUTHORIZATION.  Landlord has full capacity, right, power and authority
          -------------
to execute, deliver and perform this Lease and all documents to be executed by Landlord pursuant hereto, and all required action and approvals therefor have been duly taken and obtained. The individuals signing this Lease and all other documents executed or to be executed pursuant hereto on behalf of Landlord are and shall be duly authorized to sign the same on Landlord's behalf and to bind Landlord thereto. This Lease and all documents to be executed pursuant hereto by Landlord are and shall be binding upon and enforceable against Landlord in accordance with their respective terms, and the transaction contemplated hereby will not result in a breach of, or constitute a default or permit acceleration of maturity under, any indenture, mortgage, deed of trust, loan agreement or other agreement to which Landlord or the Property is subject or by which Landlord or the Property is bound.

     (c)  LITIGATION.  There are no claims, causes of action or other litigation
          ----------
or proceedings pending or, to the best of Landlord's knowledge, threatened in respect to the ownership, operation or environmental condition of the Property or any part thereof (including disputes with mortgagees, governmental authorities, utility companies, contractors, adjoining land owners or suppliers of goods or services), except for claims which are fully insured and as to which the insurer has accepted defense without reservation.

     (d)  VIOLATION.  There are no violations of any health, safety, pollution,
          ---------
zoning or other laws, ordinances, rules or regulations with respect to the Property, which have not been heretofore entirely corrected. In the event Landlord has knowledge of any such violations, Landlord shall cure such violations prior to the date that Tenant takes possession of the Property.

     (e)  ZONING.  The Property is currently zoned to permit the development of
          ------
the Property for Tenant's Proposed Use.

     19.  LANDLORD'S INSURANCE.  Landlord shall at no cost to Tenant all times
          --------------------
maintain fire and extended coverage insurance on the improvements located on the Shopping Center in amounts equal to the full replacement cost of said improvements and public liability insurance covering the common areas. Upon notice from Tenant, Landlord shall deliver to Tenant a certificate from Landlord's insurer declaring such insurance to be in full force and effect. Landlord and Tenant hereby release and waive any claim or right of recovery against the other for any loss resulting from insurable causes arising out of or in connection with the Shopping Center or the Property.

     20.  COMMON AREAS.
          ------------

          (a) The term "Common Areas" shall mean and consist of all parking areas, landscaped areas, streets, sidewalks, driveways, loading platforms, washrooms, lounges and shelters, and other facilities available for joint use, all as they may from time to time exist and be available to all Occupants in the Shopping Center and their Permittees. All costs for Common Areas shall be based upon competitive charges for similar services and/or materials that are available in the general vicinity of the Shopping Center.

          (b) Landlord shall maintain, repair, replace, restore, and repaint the Common Areas and keep them in good order and repair and in neat, clean and well maintained condition in accordance with the highest standard of maintenance for shopping centers similar in size and use to the Shopping Center in the general metropolitan area in which the Shopping Center is located. Landlord's obligation shall, without limitation, include:

               (i) resurfacing, including keeping the parking surfaces and access drives in a level, smooth, and evenly covered condition with the type of surfacing material originally installed or a substitute material comparable in all respects in quality, use, and durability;

               (ii) cleaning, striping, lighting, and all other tasks necessary to maintain the parking and Common Areas in a clean, safe, and orderly condition, including removal of trash, rubbish, garbage, and other refuse;

               (iii) maintaining any perimeter wall in good condition and repair;

               (iv) placing, keeping in repair, and replacing any directional signs, markers, and keeping in repair, and replacing when necessary such artificial lighting facilities as are required to keep the Common Areas lit, as required by Section 20(c);

               (v) maintaining, repairing and replacing all utility lines, mains and facilities and stormwater detention areas; and

               (vi) maintaining all landscaped areas, making such replacements of shrubs and other landscaping as is necessary, and keeping those areas at all times adequately weeded, fertilized, and watered.

          (c) Landlord agrees to provide adequate lighting of the Common Areas including the parking lot from thirty (30) minutes before dusk until at least one and one-half (1-1/2) hours after Tenant closes its business in the Demised Premises, which lighting shall include the illumination of any pylon or monument sign advertising Tenant's business conducted in the Demised Premises, as well as lighting for the other signage and awnings utilized by Tenant in advertising the business conducted by Tenant in the Demised Premises if not separately metered and controlled by Tenant.

          (d) Except in the case of emergency, in which event Tenant may perform such maintenance immediately, if Landlord fails or refuses to fulfill adequately any of its obligations under this Section 20 within fifteen (15) days after written demand by Tenant to do so, Tenant may, but shall not be obligated to perform such obligations and Landlord shall pay to Tenant on demand the cost plus interest on such costs at the Default Rate until paid; or Tenant may, at its option, deduct the cost (as so adjusted) plus interest from the next ensuing Rent payments and all other payments due Landlord by the terms of this Lease until said amount has been paid in full.

          (e) Landlord agrees that the Shopping Center (including the Common Areas) shall be operated as a single mercantile unit, and that no buildings, structures, improvements, fences, barriers, or other obstructions, except improvements incidental to the operation and maintenance of the Common Areas, shall be placed, constructed, or maintained in the Shopping Center except as shown on Exhibit B, and in no event shall (i) the ratio of the number of parking spaces available for standard size American cars to the amount of square footage of ground floor space within the buildings comprising the Shopping Center be reduced below five (5) parking spaces for each one thousand (1,000) square feet of gross leaseable area, (ii) there be any interference in the access to the Demised Premises from the abutting public thoroughfares and the parking and Common Areas, and (iii) the visibility of the Demised Premises from the Common Areas and from the abutting public thoroughfares be obstructed in any way.

     21.  RESTRICTION ON ADJACENT PROPERTY.  Tenant has entered into this Lease
          --------------------------------
in reliance upon representations by Landlord that the Shopping Center is and will remain retail in character, and, further, no part of same shall be used as a theater, auditorium, meeting hall, school or other place of public assembly, gymnasium, health club, exercise or dance studio, dance hall, bar, off-track betting business, billiard or pool hall; for bingo or similar games of chance, or, as a massage parlor, video game arcade, bowling alley, skating rink, car wash, car repair or car rental agency, blood bank or other medical care office, night-club or adult book or adult video tape store (which are defined as stores in which any portion of the inventory is not available for sale or rental to children under 18 years old because such inventory explicitly deals with or depicts human sexuality).

     22.  MEMORANDUM OF LEASE.  Tenant shall not record this Lease.  The parties
          -------------------
shall join in the execution of a memorandum or so-called "short-form" of this Lease for the purpose of recordation in accordance with the form attached hereto as Exhibit "A" and made a part hereof. Any recording costs associated with the memorandum or short-form of this Lease shall be borne by the party requesting recordation.

     IN WITNESS WHEREOF, Landlord has caused this Lease to be executed and sealed this ____ day of _________________________, 19___.

WITNESSES:


----------------------------------        ----------------------------------

----------------------------------        ----------------------------------
                                                            LANDLORD


  IN WITNESS WHEREOF, Tenant has caused this Lease to be executed and sealed this ____ day of _________________________, 19___.

WITNESSES:


----------------------------------        ----------------------------------

----------------------------------        ----------------------------------
                                                            TENANT

                                   EXHIBIT A
                                   ---------

                              MEMORANDUM OF LEASE
                              -------------------


WHEN RECORDED MAIL TO:

------------------
------------------
------------------


                              MEMORANDUM OF LEASE
                              -------------------


     This Memorandum of Lease is by and between ________________________________ _________________, a corporation ("Landlord") __________________________________
and ________________________________________________, a ________________________
corporation ("Tenant"), pursuant to which Landlord has demised to Tenant, and Tenant has accepted such demise from Landlord, the Property (later defined) upon the following terms:

     Date of Lease:  _____________, ____

     Description of Property:  See Exhibit A attached hereto
                                   ---------

     Commencement Date: The Term of this Lease shall begin on the date Tenant opens a restaurant located on the Property for business to the general public.

     Expiration Date:  ______________________

     Term:  sixty (60) full calendar months.

     Renewal Option(s):  _____ (__), five (5) year renewal options.

     Exclusive: As a material inducement for Tenant to enter into this Lease, Landlord acknowledges and agrees that during the Term and any Extension no property presently or hereafter owned, leased or controlled directly or indirectly by Landlord within two (2) miles in any direction from the boundary lines of the Property shall be sold, leased, managed, used or occupied for a restaurant or food service property. Landlord shall deliver to Tenant on or prior to the Effective Date binding documentation, in recordable form, containing such restriction on all property presently owned, leased or controlled by Landlord and shall be subject to a continuing obligation to deliver similar documentation in recordable form to bind property subsequently acquired, leased or controlled by Landlord which falls within said two mile restriction area. In the event of a breach by Landlord under the terms of the Lease, Tenant shall be entitled to injunctive relief as well as all other remedies available at law or in equity, Landlord acknowledging and agreeing that Tenant does not have an adequate remedy at law for breach of this provision.

     Shopping Center General Use Restrictions: Tenant has entered into this Lease in reliance upon representations by Landlord that the Shopping Center is and will remain retail in character, and, further, the Landlord agrees that no part of the Shopping Center shall be used as a theater, auditorium, meeting hall, school or other place of public assembly, gymnasium, health club, exercise or dance studio, dance hall, bar, off-track betting business, billiard or pool hall; for bingo or similar games of chance; as a massage parlor, video game arcade, bowling alley, skating rink, car wash, car repair or car rental agency, blood bank or other medical care office; night club or adult book or adult video store (which are defined as stores in which any portion of the inventory is not available for sale or rental to children under eighteen (18) years old because such inventory explicitly deals with or depicts human sexuality).

     Consent to Collateral Assignment of Lease: Tenant has collaterally assigned the Lease to Boston Chicken, Inc. ("Franchisor"). Landlord has agreed and consented to Tenant collaterally assigning the Lease to Franchisor and by Franchisor to any lender or any entity which is a party to a merger or consolidation with or to the acquisition of substantially all of the assets or stock of or with Tenant or Franchisor.

     The purpose of this Memorandum of Lease is to give record notice of the lease and of the rights created thereby, all of which are hereby confirmed.

     IN WITNESS WHEREOF, the parties have executed this Memorandum of Lease as of the dates set forth in their respective acknowledgements.


WITNESS:                                 TENANT:

---------------------------------        -----------------------------------
                                         -----------------------------------
---------------------------------        Date:
                                              ------------------------------

WITNESS:                                 LANDLORD:

---------------------------------        -----------------------------------
                                         -----------------------------------
---------------------------------        Date:
                                              ------------------------------

                       EXHIBIT A TO MEMORANDUM OF LEASE
                       --------------------------------

                       LEGAL DESCRIPTION OF THE PROPERTY
                       ---------------------------------



TAX I.D. NUMBER: ________________________________

Address of Property: ____________________________



This document prepared by and after
recording should be returned to:

James T. Mayer, Esq.
Rudnick & Wolfe
203 North LaSalle Street, Suite 1800
Chicago, Illinois 60601-1293
(312) 368-4000

                          [Acknowledgment of Landlord]

STATE OF _____________________)
                              )
COUNTY OF ____________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    __________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid
My commission expires: _____________


STATE OF _____________________)
                              )
COUNTY OF ____________________)



          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    __________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid
My commission expires: _____________


STATE OF _____________________)
                              )
COUNTY OF ____________________)


          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    __________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid
My commission expires:______________

                           [Acknowledgment of Tenant]

STATE OF ________________________)
                                 )
COUNTY OF _______________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    __________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires: _____________


STATE OF _____________________)
                              )
COUNTY OF ____________________)



          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    __________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires:


STATE OF _____________________)
                              )
COUNTY OF ____________________)


          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires:______________

                                   EXHIBIT B
                                   ---------

                          TERM COMMENCEMENT AGREEMENT
                          ---------------------------


     THIS AGREEMENT, made this ______ day of ________________, 19____, by and between __________________________________________________, a
____________________ corporation (herein "Landlord") and ____________________, a
__________ corporation (herein "Tenant").


                              W I T N E S S E T H:
                              - - - - - - - - - -

     WHEREAS, Landlord and Tenant have entered into that certain Lease dated _____________, ____ ("Lease") for the property located in ______________,
__________; and

     WHEREAS, Landlord and Tenant wish to set forth their agreements as to the commencement of the Term of this Lease.

     NOW, THEREFORE, in consideration of the Demised Premises as described in this Lease and the covenants set forth therein, Landlord and Tenant agree as follows:

     1.   The Term of this Lease commenced on ___________________, 19___.

     2.   The initial or base term of this Lease shall expire on _______, 19___.

     3.   Tenant has _________ options of five (5) years each.

     4. The Commencement Date for purposes of paying Rent under this Lease Agreement is ____________, 19___.

     5.   Square footage of the Property is _______________ square feet.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

LANDLORD:                              TENANT:

----------------------------------     ----------------------------------

----------------------------------     ----------------------------------

                    EXHIBIT A TO TERM COMMENCEMENT AGREEMENT
                    ----------------------------------------

                       LEGAL DESCRIPTION OF THE PROPERTY
                       ---------------------------------



TAX I.D. NUMBER: ________________________________

Address of Property: ____________________________



This document prepared by and after
recording should be returned to:

James T. Mayer, Esq.
Rudnick & Wolfe
203 North LaSalle Street, Suite 1800
Chicago, Illinois 60601-1293
(312) 368-4000

                          [Acknowledgment of Landlord]

STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid
My commission expires: _____________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    __________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid
My commission expires: _____________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid
My commission expires: _____________

                           [Acknowledgment of Tenant]

STATE OF __________________)
                           )
COUNTY OF _________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires: _____________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires: _____________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.

                                    __________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires: _____________

                                   EXHIBIT B
                                   ---------

                          TERM COMMENCEMENT AGREEMENT
                          ---------------------------


     THIS AGREEMENT, made this ______ day of ________________, 19____, by and between __________________________________________________, a
____________________ corporation (herein "Landlord") and ____________________, a
__________ corporation (herein "Tenant").


                              W I T N E S S E T H:
                              - - - - - - - - - -

     WHEREAS, Landlord and Tenant have entered into that certain Lease dated _____________, ____ ("Lease") for the property located in ______________,
__________; and

     WHEREAS, Landlord and Tenant wish to set forth their agreements as to the commencement of the Term of this Lease.

     NOW, THEREFORE, in consideration of the Demised Premises as described in this Lease and the covenants set forth therein, Landlord and Tenant agree as follows:

     1.   The Term of this Lease commenced on ___________________, 19___.

     2.   The initial or base term of this Lease shall expire on _______, 19___.

     3.   Tenant has _________ options of five (5) years each.

     4. The Commencement Date for purposes of paying Rent under this Lease Agreement is ________, 19___.

     5.   Square footage of the Property is _______________ square feet.

     6.   Monthly rents payable during the first Lease Year are as follows:

          (a)  Rent:       _________________________________________________
          (b)  Taxes:      _________________________________________________
          (c)  Insurance:  _________________________________________________
          (d)  Other:      _________________________________________________

     TOTAL MONTHLY:  $
                     =======================================================

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

LANDLORD:                           TENANT:

---------------------------         ---------------------------

---------------------------         ---------------------------

                    EXHIBIT A TO TERM COMMENCEMENT AGREEMENT
                    ----------------------------------------

                       LEGAL DESCRIPTION OF THE PROPERTY
                       ---------------------------------



TAX I.D. NUMBER: ________________________________

Address of Property: ____________________________


This document prepared by and after
recording should be returned to:

James T. Mayer, Esq.
Rudnick & Wolfe
203 North LaSalle Street, Suite 1800
Chicago, Illinois 60601-1293
(312) 368-4000

                          [Acknowledgment of Landlord]

STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid
My commission expires: _____________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    _________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid
My commission expires: _____________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State an County aforesaid
My commission expires: _____________

                           [Acknowledgment of Tenant]

STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires: _____________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    __________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires: _____________


STATE OF __________________)
                           )
COUNTY OF _________________)

          Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ___________________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

          Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.

                                    _________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires: _____________

                                   EXHIBIT C
                                   ---------



RECORDING REQUESTED BY, AND
WHEN RECORDED RETURN TO:

----------------------

----------------------

----------------------

----------------------


                    NON-DISTURBANCE AND ATTORNMENT AGREEMENT
                    ----------------------------------------


     THIS NON-DISTURBANCE AND ATTORNMENT AGREEMENT (the "Agreement") is made and entered into this the _________ day of ____________________, 19____ by and
between ______________________________ ("Tenant") and
___________________________________________________ a __________________________
("Lender") and _______________________________________________________
("Landlord").

                                R E C I T A L S:
                                ---------------

     WHEREAS, Landlord and Tenant executed a Lease dated as of _______________, 19___ (the "Lease"), a memorandum of which may be recorded simultaneously herewith, covering a certain Premises therein described located on a parcel of real estate, a legal description of which is attached hereto and incorporated herein by this reference as Exhibit "A" (said parcel of real estate and the
                            -----------
Premises being sometimes collectively referred to herein as the "Property"); and

     WHEREAS, Landlord has executed a ____________________ (the "Mortgage") dated __________________, 19___ and recorded on __________________, 19_____ at
Volume __________, Page ________, of the ___________________ Records of
________________ County, ____________________ in favor of Lender, payable upon the terms and conditions described therein; and

     WHEREAS, it is a condition to the Mortgage shall unconditionally be and remain at all times a lien or charge upon the Property, prior and superior to the Lease and to the leasehold estate created thereby; and

     WHEREAS, the parties hereto desire to assure Tenant's possession and control of the Property under the Lease upon the terms and conditions therein contained;

     NOW, THEREFORE, for and in consideration of the mutual covenants and premises herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed by the parties hereto, the parties hereto do hereby agree as follows:

                               A G R E E M E N T:
                               -----------------

     1. The Lease is and shall be subject and subordinate to the Mortgage, and to all renewals, modifications, consolidations, replacements and extensions thereof, and to all future advances made thereunder.

     2. Should Lender become the owner of the Property, or should the Property be sold by reason of foreclosure, or other proceedings brought to enforce the Mortgage which encumbers the Property, or should the Property be transferred by deed in lieu of foreclosure, or should any portion of the Property be sold under a trustee's sale, the Lease shall continue in full force and effect as a direct lease between the then owner of the Property covered by the Mortgage and Tenant, upon, and subject to, all of the terms, covenants and conditions of the Lease for the balance of the term thereof remaining, including any extensions therein provided. Tenant does hereby agree to attorn to Lender or to any such owner as its landlord, and Lender hereby agrees that it will accept such attornment.

     3. Notwithstanding any other provision of this Agreement, Lender shall not be (a) liable for any default of any landlord under the Lease (including Landlord), except that Lender agrees to cure any default of Landlord that is continuing as of the date Lender forecloses the Property within thirty (30) days from the date Tenant delivers written notice to Lender of such continuing default, unless such default is of such a nature to reasonably require more than thirty (30) days to cure and then Lender shall be permitted such additional time as is reasonably necessary to effect such cure, provided Lender diligently and continuously proceeds to cure such default; (b) subject to any offsets or defenses which have accrued prior to the date of foreclosure, unless Tenant shall have delivered to Lender written notice of the default which gave rise to such offset or defense and permitted Lender the same right to cure such default as permitted Landlord under the Lease; (c) bound by any rent that Tenant may have paid under the Lease more than one month in advance; (d) bound by any amendment or modification of the Lease hereafter made without Lender's prior written consent; and (e) responsible for the return of any security deposit delivered to Landlord under the Lease and not subsequently received by Lender.

     4. If Lender sends written notice to Tenant to direct its rent payments under the Lease to Lender instead of Landlord, then Tenant agrees to follow the instructions set forth in such written instructions and deliver Rent payments to Lender; however, Landlord and Lender agree that Tenant shall be credited under the Lease for any Rent payments sent to Lender pursuant to such written notice.

     5. All notices which may or are required to be sent under this Agreement shall be in writing and shall be sent by certified or registered U.S. mail, postage prepaid, return receipt requested, and sent to the party at the address appearing below or such other address as any party shall hereafter inform the other party by written notice given as set forth above:

     Tenant:
                                 ---------------------------------------------
                                 ---------------------------------------------
                                 ---------------------------------------------
                                 ---------------------------------------------
     with a copy to:
                                 ---------------------------------------------
                                 ---------------------------------------------
                                 ---------------------------------------------
                                 ---------------------------------------------
     Lender:
                                 ---------------------------------------------
                                 ---------------------------------------------
                                 ---------------------------------------------
                                 ---------------------------------------------

All notices delivered as set forth above shall be deemed effective three (3) days from the date deposited in the U.S. mail

     6. Said Mortgage shall not cover or encumber and shall not be construed as subjecting in any manner to the lien thereof any of Tenant's improvements or trade fixtures, furniture, equipment or other personal property at any time placed or installed in the Property. In the event the Property or any part thereof shall be taken for public purposes by condemnation or transfer in lieu thereof or the same are damaged or destroyed, the rights of the parties to any condemnation award or insurance proceeds shall be determined and controlled by the applicable provisions of this Lease.

     7. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their successors in interest, heirs and assigns and any subsequent owner of the Property secured by the Mortgage.

     8. Should any action or proceeding be commenced to enforce any of the provisions of this Agreement or in connection with its meaning, the prevailing party in such action shall be awarded, in addition to any other relief it may obtain, its reasonable costs and expenses, not limited to taxable costs, and reasonable attorney's fees.

     9. Tenant shall not be enjoined as a party/defendant in any action or proceeding which may be instituted or taken by reason or under any default by Landlord in the performance of the terms, covenants, conditions and agreements set forth in the Mortgage.

     IN WITNESS WHEREOF, the parties hereto have caused this Non-Disturbance Agreement to be executed as of the day and year first above written.

WITNESS:                            LENDER:

                                    ------------------------------------------
----------------------------------  a
                                     -----------------------------------------
----------------------------------

                                    By:
                                       ---------------------------------------
                                       Name:
                                            ----------------------------------
                                       Title:
                                             ---------------------------------

WITNESS:                            TENANT:

                                    ------------------------------------------
----------------------------------
                                    ------------------------------------------
----------------------------------

                                    By:
                                       ---------------------------------------
                                       Name:
                                            ----------------------------------
                                       Title:
                                             ---------------------------------


WITNESS:                            LANDLORD:

                                    ------------------------------------------
----------------------------------
                                    ------------------------------------------
----------------------------------

                                    By:
                                       ---------------------------------------
                                       Name:
                                            ----------------------------------
                                       Title:
                                             ---------------------------------

             EXHIBIT A TO NON-DISTURBANCE AND ATTORNMENT AGREEMENT
             -----------------------------------------------------

                       LEGAL DESCRIPTION OF THE PROPERTY
                       ---------------------------------



TAX I.D. NUMBER: ___________________________

Address of Property: ____________________________



This document prepared by and after
recording should be returned to:

James T. Mayer, Esq.
Rudnick & Wolfe
203 North LaSalle Street, Suite 1800
Chicago, Illinois 60601-1293
(312) 368-4000

                         [Acknowledgment of Landlord]

STATE OF ____________________)
                             )
COUNTY OF ___________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                       ________________________________________
                                       Notary Public in and for the
                                       State an County aforesaid

My commission expires:________________________


STATE OF ____________________)
                             )
COUNTY OF ___________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                       ________________________________________
                                       Notary Public in and for the
                                       State an County aforesaid

My commission expires:________________________


STATE OF ____________________)
                             )
COUNTY OF ___________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _____________________________________________________ known personally by me and acknowledged by me to be the same persons who executed the foregoing for the uses and purposes therein stated.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                       ________________________________________
                                       Notary Public in and for the
                                       State an County aforesaid

My commission expires:________________________

                           [Acknowledgment of Tenant]

STATE OF ____________________)
                             )
COUNTY OF ___________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________
_________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                        ________________________________________
                                        Notary Public in and for the
                                        State and County aforesaid
My commission expires:________________________


STATE OF ____________________)
                             )
COUNTY OF ___________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________
_________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                        ________________________________________
                                        Notary Public in and for the
                                        State and County aforesaid
My commission expires:________________________


STATE OF ____________________)
                             )
COUNTY OF ___________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________
_________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                        ________________________________________
                                        Notary Public in and for the
                                        State and County aforesaid
My commission expires:________________________

                          [Acknowledgment of Lender]

STATE OF ____________________)
                             )
COUNTY OF ___________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires:____________________


STATE OF ____________________)
                             )
COUNTY OF ___________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires:____________________


STATE OF ____________________)
                             )
COUNTY OF ___________________)

     Personally appeared before me, a Notary Public in and for the above County and State, _______________________ known personally by me and acknowledged by me to be on the date of execution, _____________________ of ______________________, a ___________________ and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of ______________, 19_____.


                                    ___________________________________________
                                    Notary Public in and for the
                                    State and County aforesaid
My commission expires:____________________

                             EXHIBIT "D" TO LEASE
                             --------------------

LOCATION:

STORE NUMBER:

                        COLLATERAL ASSIGNMENT OF LEASE
                        ------------------------------


     FOR VALUE RECEIVED, the undersigned ("Assignor") hereby assigns, transfers and sets over unto BOSTON CHICKEN, INC., a Delaware corporation ("Assignee"), all of Assignor's right, title and interest in, to and under that certain lease ("Lease") dated ________________ between Assignor, as tenant, and ____________ ("Landlord") respecting the premises demised in the Lease ("Premises") and legally described on Exhibit A attached hereto and made a part hereof. This Assignment is for collateral purposes only and except as specified herein, Assignee shall have no liability or obligation of any kind whatsoever arising from or in connection with this Assignment or the Lease unless Assignee shall take possession of the Premises pursuant to the terms hereof and shall assume the obligations of Assignor thereunder.

     Assignor represents and warrants to Assignee that Assignor has (i) full power and authority to so assign the Lease and its interest therein, and (i) not assigned or transferred, and is not obligated to assign or transfer, any of its interest in the Lease or the Premises.

     Upon a default by Assignor under the Lease or under the Boston Chicken, Inc. Franchise Agreement between Assignee and Assignor for a Boston Market Unit ("Franchise Agreement"), or in the event of a default by Assignor under any document or instrument securing the Franchise Agreement, Assignee shall have the right and is hereby empowered to take possession of the Premises, expel Assignor therefrom, and, in such event, Assignor shall have no further right, title or interest in the Lease and Premises and shall remain liable to Assignee for all past due rents and other charges, agreements and obligations set forth in the Lease which Assignee shall be required either to pay to Landlord or perform thereunder.

     Assignor agrees that it will not suffer or permit any surrender, termination, amendment or modification of the Lease without the prior written consent of Assignee. Throughout the term of the Franchise Agreement, Assignor agrees that it shall elect and exercise all options to extend the term of or renew the Lease not less than thirty (30) days prior to the last day that said option must be exercised, unless Assignee otherwise agrees in writing. Assignor shall send Assignee a copy of the notice of exercise concurrently with Assignor's exercise of the option. Upon failure of Assignee to otherwise agree in writing, or upon failure of Assignor to so elect to extend or renew the Lease as aforesaid, Assignor hereby appoints Assignee as its true and lawful attorney-in-fact to exercise such extension or renewal options in the name, place and stead of Assignor for the sole purpose of effecting such extension or renewal, provided that Assignee shall have the right but not the obligation to exercise such extension or renewal options.

     This Assignment shall inure to the benefit of Assignee and its successors and assigns and shall be binding upon Assignor, and Assignor's heirs, personal representatives, officers, partners, successors and assigns.

     IN WITNESS WHEREOF, the parties have executed this Assignment as of the date set forth below their respective signatures.

WITNESSES:                             ASSIGNOR:

------------------------------------   ---------------------------------------
                                       By:
------------------------------------      ------------------------------------
                                       Name:
                                            ----------------------------------
                                       Title:
                                             ---------------------------------
                                       Date:                          , 19
                                            --------------------------    ----

WITNESSES:                             ASSIGNEE:

------------------------------------   ---------------------------------------
                                       By:
------------------------------------      ------------------------------------
                                       Name:
                                            ----------------------------------
                                       Title:
                                             ---------------------------------
                                       Date:                          , 19
                                            --------------------------    ----

State of           )
                   ) SS.
County of          )

      I, ______________, a Notary Public in and for the County and State aforesaid, DO HEREBY CERTIFY that _____________________, personally known to me to be the __________________________, whose name is subscribed to the within instrument, appeared before me this day in person and acknowledged that as such __________________________ he signed and delivered the said instrument of said corporation as the free and voluntary act and deed of said ____________________, for the uses and purposes set forth therein.

      GIVEN under my hand and notarial seal this ______day of _______________, 19__.


My Commission expires:___________       __________________________________
                                                  Notary Public

State of           )
                   ) SS.
County of          )


      I, ______________, a Notary Public in and for the County and State aforesaid, DO HEREBY CERTIFY that _____________________, personally known to me to be the __________________________, whose name is subscribed to the within instrument, appeared before me this day in person and acknowledged that as such __________________________ he signed and delivered the said instrument of said corporation as the free and voluntary act and deed of said ____________________, for the uses and purposes set forth therein.

      GIVEN under my hand and notarial seal this ______day of _______________, 19__.


My Commission expires:___________       __________________________________
                                                  Notary Public

State of Colorado       )
                        ) SS.
County of Jefferson     )

      I, _________________, a Notary Public in and for the County and State aforesaid, DO HEREBY CERTIFY that ___________________________, personally known to me to be the ______________________ of Boston Chicken, Inc., a corporation of the State of Delaware, whose name is subscribed to the within instrument, appeared before me this day in person and acknowledged that as such Vice President, he signed and delivered the said instrument of said corporation as his free and voluntary act and as the free and voluntary act and deed of said corporation, for the uses and purposes set forth therein.

      GIVEN under my hand and notarial seal this _______ day of _______________, 19___.


My Commission expires:___________       __________________________________
                                                  Notary Public

                  EXHIBIT A TO COLLATERAL ASSIGNMENT OF LEASE
                  -------------------------------------------

                               LEGAL DESCRIPTION



Property Address:  ___________________________________

                   ___________________________________

Store No.  ______________

Permanent Index No.  _____________________________________

This instrument was prepared by and should be returned to:

Alan J. Williger, Esq.
Boston Chicken, Inc.
14103 Denver West Parkway
P.O. Box 4086
Golden, CO 80401-4086

                                   EXHIBIT G
                                    TO THE
                              BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                   ADDENDUM TO PURCHASE AND SALE AGREEMENT
                   ---------------------------------------

                    ADDENDUM TO PURCHASE AND SALE AGREEMENT
                    ---------------------------------------


     THIS ADDENDUM is to the foregoing purchase and sale agreement (the "Agreement"), dated as of _______________________________, 199___ by and between
_________________________________________________________________ ("Seller") and
__________________________________________________________________("Purchaser").

     The following shall amend and be incorporated into the Agreement. In the event of any conflict between the terms of the Agreement and the terms of this Addendum, then the terms of this Addendum shall control. All capitalized terms not defined in this Addendum shall have the respective meanings set forth in the Agreement.

     1.    TITLE INSURANCE.
           ---------------

     (a) Upon execution and delivery of this Agreement, Seller shall provide a current abstract of title or existing title policy to Purchaser. Purchaser shall order a title insurance commitment on the Property prepared by the Title Company. Seller shall pay for any cost incurred in title searches and, at closing, shall pay for an ALTA Form B Owner's Title Insurance Policy ("Title") approved by Purchaser, with extended coverage over all general exceptions, in the amount of the Purchase Price and any title endorsements required by Purchaser. Seller will convey good and marketable title to the Property at closing, and except as provided for herein, the Property shall be conveyed free, clear and unencumbered of all tenancies and parties in possession on the date of closing.

     (b) In the event the title insurance commitment shall reflect encumbrances or other conditions not acceptable to Purchaser ("Defects"), then Seller, upon Purchaser's notification of the Defects, shall immediately and diligently proceed to cure same and shall have thirty (30) days from the date of such notice of Defects within which to cure the Defects to Purchaser's satisfaction. If, after the exercise of all reasonable diligence, Seller is unable to remove or obtain a title endorsement over the Defects, then Purchaser may accept the Defects or Purchaser may terminate the Agreement in which case Purchaser shall be entitled to the return of the Earnest Money Deposit and any and all additional deposits in escrow and the parties shall be released from further liability.

     2.    CONDITIONS PRECEDENT.  Purchaser proposes to use the Property for the
           --------------------
construction and operation of a free standing "Boston Market" restaurant, including, but not limited to, a drive-thru service facility, carry-out and delivery service, and off-street parking incident thereto, together with curb-cuts and signage acceptable to Purchaser ("Purchaser's Proposed Use"). Purchaser's obligation to purchase the Property is contingent on the satisfaction, in Purchaser's sole discretion, or waiver by Purchaser of the following conditions ("Conditions Precedent") within one hundred eighty (180) days after the date of the Earnest Money Deposit:

           (a) Purchaser obtaining from Seller and any other applicable party easements with respect to the Property required by Purchaser, in its sole discretion, for Purchaser's proposed use relating to ingress and egress, parking and utilities to be executed on terms provided by Purchaser.

           (b) Purchaser obtaining from Seller an agreement protecting the visibility of Purchaser's Property and prohibiting any building in or changes to the area designated by Purchaser to protect Purchaser's ingress and egress and parking rights. The form of this agreement shall be provided by Purchaser.

           (c) Purchaser obtaining a survey, bearing a legal description, made by a licensed surveyor selected by Purchaser, in accordance with the "Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys" jointly established and adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 1992 and such other survey standards as required by Purchaser ("Survey"), certified to Purchaser and the Title Company and such other parties requested by Purchaser, showing the area, dimensions and location of the Property to the nearest monuments, streets, alleys on all sides, the topography, the location of all available utilities in adjoining streets, alleys or property, the location of all improvements and encroachments, the location of all recorded easements against or appurtenant to the Property, stating the flood zone of the Property, and not disclosing any condition rendering the Property unusable for Purchaser's Proposed Use.

           (d) Purchaser obtaining boring, percolation, and other soil tests ("Soil Tests") conducted by a licensed engineer selected by Purchaser determining the physical characteristics of the sub-strata of the Property and showing that the soil and ground water are not contaminated and that the Property is satisfactory for Purchaser's Proposed Use.

           (e) Purchaser obtaining a written Phase I Environmental Assessment ("Assessment") of the Property, which Assessment shall be prepared by an environmental professional selected by Purchaser and comply with the terms and provisions of the "Standard Practice for Environmental Site
     Assessments: Phase I Environmental Site Assessment Process", ASTM Standard 1527-93 as presently in effect and promulgated by the American Society of Testing and Materials and Purchaser's Guidance Document and Service Agreement therefor. If the Assessment discloses any known or suspected environmental contamination, Purchaser, at Seller's expense, may order additional tests and investigations to determine if the Property is satisfactory for Purchaser's Proposed Use or Purchaser may terminate the Agreement and this Addendum, in which event the Earnest Money Deposit and all additional deposits in escrow shall promptly be returned to Purchaser and the parties shall be released from further liability.

           (f) The water and gas mains, electric power lines and sanitary and storm sewers, telephone, natural gas and other necessary public utilities (collectively, "Utilities") being immediately on or contiguous to the Property, and being adequate and available for hook-up and connection for Purchaser's Proposed Use. If any of the Utilities are not located as required by Purchaser's plans and specifications or interfere with Purchaser's development of the Property, Seller agrees to extend and/or relocate any of the Utilities at Seller's cost, in accordance with Purchaser's plans and specifications therefor, in the public right-of-way or other location approved by Purchaser, within thirty (30) days after Purchaser notifies Seller that all other Conditions Precedent have been met and Purchaser, at its sole discretion, may extend the closing date until such time as the relocation and/or extension of Utilities has been accomplished. Seller agrees, at its expense, to obtain any perpetual easements in recordable form acceptable to Purchaser and to obtain any required consents to relocate existing easements for Utilities required by Purchaser. In the event all Utilities are not available or adequate as required hereunder and/or Seller has not extended or relocated Utilities, if required, pursuant this Section 2(f), Purchaser may, at its option, elect to either (i) escrow one hundred fifty percent (150%) of the estimated cost of extensions or relocations and all other associated costs so as to enable the Utilities to comply with Purchaser's plans and specifications, and deduct said costs from the amount owed hereunder to Seller at closing, or (ii) terminate the Agreement and this Addendum, in which event Purchaser shall be entitled to the return of the Earnest Money Deposit and all additional deposits in escrow and the parties shall be released from further liability.

           (g) Purchaser obtaining the requisite senior management approval ("Approval") of the Property for Purchaser's Proposed Use from Boston Chicken, Inc.

           (h) Purchaser obtaining all approvals, permits, easements and licenses ("Permits") for Purchaser's Proposed Use in accordance with Purchaser's plans and specifications therefor, including, without limitation, signage, trade dress, satellite dish, curb-cuts, access, parking and drive-thru as required by Purchaser. In the event that the Property is restricted by any state, county, municipal or other governmental law, ordinance, rule or regulation which prohibits, limits or restricts the use of the Property for Purchaser's Proposed Use, Purchaser shall undertake to secure rezoning, special use permits, variances, subdivision, lot split, lot tie or replat ("Authorizations") so that the Property may be used for Purchaser's Proposed Use. The cost of securing the Authorizations shall be at Seller's expense for which Purchaser shall receive a credit at closing. Such cost may include, but is not limited to, attorney, engineer, architect or other professional and/or consulting fees. Seller agrees to cooperate fully with Purchaser in securing the Authorizations and Permits and grants permission to

     Purchaser to make application for the Authorizations and Permits in the name of Seller. Seller shall execute any necessary documents in connection with Purchaser's application for the Authorizations and Permits. The determination of the necessity for obtaining the Authorizations and Permits and the adequacy of the Authorizations and Permits granted shall be within the sole discretion of Purchaser. Seller further agrees to dedicate or grant any easements for public or private ways and to diligently perform and pay for any improvements located off the Property required as a condition of the Permits and Authorizations.

           (i) Purchaser's total off-site and extraordinary costs ("Costs") not exceeding $_________________. "Off-site and extraordinary costs" shall be defined as all costs and expenses other than construction costs for Purchaser's standard building and site improvements. If Purchaser determines that the Costs shall exceed the amount stated above, Purchaser may, at its option, declare the Agreement and this Addendum to be null and void and of no further force and effect, whereupon the Earnest Money Deposit and all additional deposits in escrow shall be promptly refunded to Purchaser. If Purchaser does not terminate the Agreement and this Addendum as provided for herein, Purchaser may, but shall not be obligated to, perform such work and Seller shall pay all Costs in connection with the development of the Property for Purchaser's Proposed Use. At Purchaser's option, Purchaser may elect to escrow one hundred fifty percent (150%) of the estimated amount of the Costs and deduct such escrow funds from the amount owed hereunder to Seller at closing, and if any additional amounts are owing to Purchaser, Seller shall reimburse Purchaser for such costs at closing. If any additional amounts are not known by Purchaser at closing, Seller's reimbursement obligation hereunder shall survive the closing and Seller shall pay such amounts to Purchaser upon delivery to Seller of a bill therefor.

     In the event the Conditions Precedent are not satisfied in Purchaser's sole discretion or waived by Purchaser within said one hundred eighty (180) day period, Purchaser shall have two (2) successive ninety (90) day extensions of this Addendum within which to secure Authorizations and Permits upon payment to Seller of One Thousand Two Hundred Fifty Dollars ($1,250.00) for each ninety
(90) day period. All of such payments are understood to be part of the Earnest Money Deposit to be credited against the Purchase Price at closing, retained by Seller as liquidated damages in the event of a default without cure by Purchaser as provided in the Agreement or refunded to Purchaser if Purchaser elects to terminate the Agreement and this Addendum as provided herein. In the event any of the Conditions Precedent are not satisfied, approved or waived by Purchaser, in its sole discretion, then at any time within one hundred eighty (180) days after the date of the Earnest Money Deposit, as such date may have been extended pursuant to this Section 2, Purchaser may terminate the Agreement and this Addendum in which event the Earnest Money Deposit and all additional deposits in escrow shall be promptly refunded to Purchaser and the parties shall be released from further liability. In the event the Agreement and this Addendum are terminated by Purchaser, either by default or election, except for the failure of Seller to convey marketable and insurable title, Purchaser shall not be entitled to reimbursement for the cost of the Survey and Soil Tests. At closing, Seller shall reimburse Purchaser for the cost of the Survey, Assessment and Soil Tests. Seller hereby grants to Purchaser, its agents and contractors, the right to enter upon the Property to make the Soil Tests, Assessment and Survey and install the signage as provided herein.

     3.    RESTRICTIVE COVENANT. As a material inducement for Purchaser to enter
           --------------------
into this Agreement, Seller acknowledges and agrees that no property presently or hereafter owned, leased or controlled directly or indirectly by Seller within two (2) miles in any direction from the boundary lines of the Property shall be sold, leased, managed, used or occupied for a restaurant or food service property. Seller shall deliver to Purchaser at closing documentation, in recordable form, containing such restriction on all property presently owned, leased or controlled by Seller.

     4.    ASSIGNMENT.  Purchaser shall have the right to assign this Agreement
           ----------
at any time.

     5.    NO SOLICITATION.  Seller agrees that upon its execution of this
           ---------------
Agreement neither it nor its agents or employees (a) will initiate, encourage the initiation by others of discussions or negotiations with third parties or respond to solicitations by third parties relating to the Property or any part thereof, (b) fail to immediately notify Purchaser if any third party attempts to initiate any such solicitation, discussion or negotiation with Seller and (c) will enter into an agreement with any third party with respect to the Property or any part thereof.

     6.    CONFIDENTIALITY.  Seller and its agents, representatives, employees,
           ---------------
partners, officers and directors will not disclose the subject matter or terms of the transaction contemplated by this Agreement unless prior written consent to such disclosure is obtained from Purchaser, which consent may be withheld at Purchaser's sole discretion.

     IN THE EVENT THE PROPERTY BEING PURCHASED IS PART OF A SHOPPING CENTER, THE FOLLOWING PARAGRAPHS SHOULD BE INSERTED:

           1.    PROPERTY.
                 --------

                 A. The Property, together with all improvements and appurtenant easements, if any, is located in a portion of a shopping center (the "Shopping Center") shown on the site plan ("Site Plan") attached as Exhibit B hereto and made a part hereof and is described on the Site Plan as "Parcel 1".

                 B. The legal description of the Shopping Center (excluding the Property) is described in Exhibit C attached hereto and made a part hereof and is shown on Exhibit B as "Parcel 2."

           2.    RESTRICTIVE COVENANTS.
                 ---------------------

                 Seller agrees that no portion of the Shopping Center, other than the Property, shall be sold, leased, used or occupied for a parking intensive use. Purchaser has acquired or will acquire the Property in reliance upon representations by Seller that the Shopping Center is and will remain a first-class retail shopping center, and, further, no part of same shall be used as a theater, auditorium, meeting hall, school or other place of public assembly, gymnasium, health club, exercise or dance studio, dance hall, bar, off-track betting business, billiard or pool hall; for bingo or similar games of chance; as a massage parlor, video game arcade, bowling alley, skating rink, car wash, car repair or car rental agency, blood bank or other medical care office; night-club or adult book or adult video store (which are defined as stores in which any portion of the inventory is not available for sale or rental to children under eighteen (18) years old because such inventory explicitly deals with or depicts human sexuality). In the event of a breach by Seller of this restrictive covenant, Seller acknowledges and agrees that Purchaser does not have an adequate remedy at law and Purchaser shall be entitled to injunctive relief as well as all other remedies available at law or in equity.

           3.    EASEMENT FOR PARKING AND INGRESS AND EGRESS.
                 -------------------------------------------

                 Seller shall grant and convey to Purchaser and to Purchaser's officers, directors, partners, lenders, agents, employees, contractors, lessees, licensees, concessionaires, customers, business guests and invitees (such persons or entities are collectively called "Permittees") a perpetual, non-exclusive easement appurtenant to the Property for vehicular parking and vehicular and pedestrian ingress and egress, to and from the Property, over, upon and across the parking areas, driveways, exits and entrances, sidewalks and walkways, and other common areas, as such areas now exist on Parcel 2, as shown on Exhibit B.

           4.    EASEMENTS FOR UTILITIES AND DRAINAGE.
                 ------------------------------------

                 A. Seller also shall grant and convey to Purchaser perpetual, non-exclusive easements, appurtenant to the Property, for the purpose of installing, operating, maintaining, repairing, replacing and renewing any and all utility lines and related facilities, over, above, along, under, in and across Parcel 2, wherever such utility lines may be located necessary for the operation of the improvements constructed or to be constructed on the Property. No trees, permanent buildings or other structure shall be placed in or allowed to encroach upon the easements, and no change of grade elevation or excavation shall be made thereon without Purchaser's prior written approval. Seller grants to Purchaser, Purchaser's lessees, lenders, successors and assigns, the right to use, coupled with its easement, such utilities and related facilities. Seller covenants to maintain the utility lines and all related facilities located on Parcel 2 in good condition and repair.

                 B. Seller also shall grant and convey to Purchaser a perpetual, non-exclusive easement, appurtenant to the Property, to tap into and use, at no cost or expense to Purchaser, the storm sewer lines and related facilities located on or serving Parcel 2 for the purpose of draining any and all surface water runoff from the Property and the improvements which may, from time to time, be located on the Property. In lieu of tapping into the storm sewer lines on Parcel 2, Purchaser may, at its option and at no cost or expense to Purchaser, surface drain its surface water runoff onto Parcel 2.

           5.    MAINTENANCE.
                 -----------

                 Seller, at Seller's expense, shall maintain and keep in good condition and repair, or cause to be maintained and kept in good order and repair, the parking, driveways and other improved or landscaped common areas situated on Parcel 2, all in compliance with applicable law. The foregoing obligation of Seller shall, without limiting its generality, include the following:

                 A. Maintaining the surfaces at such grades and levels for use and enjoyment as contiguous and homogeneous common areas, and maintaining (and, if necessary, resurfacing) the surfaces in a level, smooth and evenly-covered condition with the type of surfacing material originally installed or of similar appearance, quality, use and durability, free of all chuckholes, fissures, cracks and settlement; and

                 B. Removing all papers, debris, snow, ice, standing water, filth and refuse and thoroughly sweeping the areas to the extent reasonably necessary to keep the areas in a neat, clean, sightly, sanitary and orderly condition; and

                 C. Placing, keeping in repair and replacing as necessary appropriate directional signs, striping markers and lines; and operating, keeping in repair and replacing, as necessary, such artificial lighting facilities as required by this Addendum; and

                 D. Maintaining any perimeter walls and retaining walls in good condition and state of repair; and

                 E. Maintaining all landscaped areas, making such replacements of shrubs and other landscaping as is necessary, and keeping the areas at all times adequately mowed, weeded, pruned, fertilized and watered; and

                 F. Demolishing any damaged or destroyed buildings not intended to be rebuilt, removing all debris and rubble and landscaping such areas in a clean and sightly condition.

           6.    BARRIERS.
                 --------

                 Purchaser and Seller may erect curbs, fences and landscaping on their respective parcels in order to define the Property and Parcel 2, so long as such curbs, fences and landscaping do not detract from the mutual and common parking and access rights of the Purchaser and Seller or prevent, hinder or interfere in any way with the free flow and passage of vehicular and pedestrian traffic and parking over, to, from and between the Property and Parcel 2 or adversely affect the visibility of the Property.

           7.    PARKING RATIO AND CHANGES TO SHOPPING CENTER.
                 --------------------------------------------

                 Seller agrees that the Shopping Center (including the common areas) shall be operated as a single mercantile unit, and that no buildings, structures, improvements, fences, barriers, or other obstructions, except improvements incidental to the operation and maintenance of the common areas or as provided herein, shall be placed, constructed, or maintained in the Shopping Center except as shown on the Site Plan as permitted building areas. In no event shall the ratio of the number of parking spaces available for standard size American cars to the amount of the gross square footage of all buildings located in the Shopping Center (whether or not leased or occupied) be reduced below five (5) parking spaces for each one thousand (1,000) square feet of gross square footage, nor shall there be any interference in the access to the Property from the abutting public thoroughfares and the parking and common areas, and the visibility of the Property from the common areas and from the abutting public thoroughfares shall not be obstructed in any way.

           8.    RULES AND REGULATIONS.
                 ---------------------

                 Purchaser and Seller shall have the right to enact reasonable rules concerning the conduct and operation of the parking areas and spaces, driveways and other common areas situated on their respective properties. Seller shall not allow its employees or employees of the other tenants of the Shopping Center to park on the Property or within fifty (50) feet of its boundaries.

           9.    COMPLIANCE WITH LAWS/INDEMNIFICATION/INSURANCE.
                 ----------------------------------------------

                 With respect to its own property, Purchaser and Seller each shall comply with all laws, rules, regulations and requirements of all public authorities. Purchaser and Seller also agree to indemnify, defend and hold each other harmless against all claims, demands, loss, damage, liabilities and expenses and all suits, actions and judgments (including, but not limited to, costs and attorneys' fees) arising out of occurrences on their respective properties, unless caused by the negligence of the party seeking indemnification under this paragraph. Purchaser and Seller shall give prompt and timely notice of any claim made or suit or action commenced against the other party which in any way would result in indemnification under this paragraph. Purchaser and Seller also agree to maintain primary public liability and property damage insurance covering their respective properties in reasonable limits, but no less than $500,000 for bodily injury or death or property damage of any one person and $1,000,000 for any one occurrence. Purchaser and Seller, for themselves, and for all parties claiming under them, mutually release and discharge each other from all claims and liabilities arising from any occurrence covered or required hereunder to be covered in whole or in part by the foregoing insurance, and also waive any right of subrogation which might otherwise exist in or accrue to any person on account thereof.

           10.   MAINTENANCE EXPENSES.
                 --------------------

                 Seller and Purchaser each shall pay the expense of maintaining and repairing the parking, ingress, egress and other improved and landscaped common areas situated on their respective properties, including the payment of all real estate taxes and assessments, subject only to the right to defer payment in a manner provided by law and/or in connection with a bona fide contest of such tax or assessment, so long as the rights of the other party shall not be jeopardized by such deferring of payment.

            11.  DEFAULT.
                 -------

                 If either party fails to perform any agreement to be performed by it and such failure continues for thirty (30) days, or involves potential danger to the health or safety of persons, or may result in substantial deterioration of the Property or Parcel 2, or may adversely affect the business conducted by

           Purchaser on the Property, then in each case after written notice to such party specifying the default, the other party may, at its election, cure such failure or breach for and on behalf of the defaulting party. Any amount which the party so electing to cure shall expend for such purpose, or which shall otherwise be due by either party to the other, shall be paid to the entitled party on demand, without contest, upon delivery of its invoice, together with interest at the lower of (i) the rate of ten percent (10%) per annum, or (ii) the maximum rate permissible from time to time under applicable law, from the date of the expenditure or the date when it shall have become due to the date of payment in full. The provisions of this paragraph shall be in all respects subject and subordinate to the lien of any mortgages or deeds of trusts at any time or from time to time on the land of the defaulting party and the rights of the holder or holders of such mortgages or deeds of trust.

           12.   COVENANTS RUNNING WITH THE LAND.
                 -------------------------------

                 The right to use and exercise the rights and easements contained in this Addendum shall run with the land and inure to, and be for the benefit of, Purchaser and Seller, their successors and assigns, lenders and Permittees. In addition, the grant and the use, benefit and enjoyment of such easements shall always be without charge, cost, fee or assessment of any kind whatsoever.

           13.   RECORDING AND TITLE INSURANCE.
                 -----------------------------

                 All of the terms and conditions of the above easement provisions shall be contained in and appear with the legal description of the Property conveyed in the deed required to be delivered by Seller to Purchaser under the Agreement. In addition, a separate easement and restrictive covenant agreement embodying the above provisions and agreements in recordable form against the Shopping Center shall be prepared for Seller's execution and delivery at closing. The title insurance requirements contained in the Addendum shall also insure these easements, and Seller agrees to obtain non-disturbance agreements, consents, waivers and other agreements from lien holders, mortgagees, tenants and any other party with superior rights that might interfere with the rights, duties and obligations contemplated by this Addendum.

           14.   PARKING LOT LIGHTS.
                 ------------------

                 Seller agrees to provide adequate lighting of the common areas of Parcel 2 including the parking lot from thirty (30) minutes before dusk until at least one and one-half (1-1/2) hours after Purchaser closes its business on the Property, which lighting shall include the illumination of any pylon or monument sign advertising Purchaser's business conducted on the Property as well as lighting for the other signage and awnings utilized by Purchaser in advertising the business conducted by Purchaser on the Property if not separately metered and controlled by Purchaser. Purchaser shall have the right to approve any changes or alterations to the parking lot lights located on Parcel 2 or which might affect the Property.

           15.   INITIAL CONSTRUCTION OF SHOPPING CENTER.
                 ---------------------------------------

                 Seller shall construct, at its own cost and expense, in the event the Shopping Center is not completely developed at the time of closing, the other buildings and improvements shown on the Site in accordance with plans and specifications approved and initialed by Purchaser. If Seller has not completed the parking, driveways, utility facilities, signage and other common areas of the Shopping Center as shown on the Site Plan in accordance with approved plans and all applicable governmental laws, regulations and requirements prior to closing, Purchaser may, at its option, (a) deduct and retain sufficient funds from the purchase price at closing so that Purchaser may construct such parking, driveways, signage, utility facilities and other common areas adjacent to the Property as Purchaser may deem necessary to conduct its business or (b) terminate the Agreement in which case all earnest money deposited by Purchaser and all out of pocket costs spent by Purchaser in developing the Property shall be refunded or reimbursed to Purchaser, as the case may be, and the parties shall be released from further liability.

     IN WITNESS WHEREOF, the Seller has caused this Addendum to be executed and sealed this ____ day of ________________________, 19___.

WITNESSES:

                                       By:
-----------------------------------       --------------------------------------
                                       Name:
                                            ------------------------------------
                                       Its:
-----------------------------------        -------------------------------------


                                                        SELLER

                                                        (SEAL)

                                       Attest:


                                       -----------------------------------------
                                       Name:
                                            ------------------------------------
                                       Its:
                                           -------------------------------------

     IN WITNESS WHEREOF, the Purchaser has caused this Addendum to be executed and sealed this ____ day of ________________, 19___.

WITNESSES:


                                       By:
-----------------------------------       --------------------------------------
                                       Name:
                                            ------------------------------------
                                             Its:
-----------------------------------              -------------------------------


                                                      PURCHASER

                                                      (SEAL)


                                       Attest:


                                       -----------------------------------------
                                       Name:
                                            ------------------------------------
                                       Its:
                                           -------------------------------------

                                   EXHIBIT H
                                    TO THE
                              BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                               LIST OF FRANCHISES
                       (Current as of December 31, 1996)
                       ---------------------------------

                              BOSTON CHICKEN, INC.
                             Franchisee Address List

                                                         As of December 31, 1996

                                    Exhibit H
                                    ---------

ARIZONA
-------
BCE West, L.P. *
4110 North Scottsdale Road, Suite 235, Scottsdale, AZ 85251                                  Phone: (602) 994-4000
Contacts: Larry Hohl, Troy Cooper                                                            Fax:   (602)994-0044


Unit Locations:

8001 N. 19th Avenue, Phoenix, AZ 85021                                                       Phone: (602) 944-7000          0272
6665 West Bell Road, Glendale, AZ 85306                                                      Phone: (602) 979-4949          0282
4716 East Ray Road, Phoenix, AZ 85044                                                        Phone: (602) 893-9000          0284
1804 East Elliot Road, Tempe, AZ 85283                                                       Phone: (602) 838-5522          0301
6960 East 22nd Street, Tucson, AZ 85710                                                      Phone: (602) 745-5600          0302
3435 South McClintock Drive, Tempe, AZ 85282                                                 Phone: (602) 831-8822          0426
4002 East Thunderbird Road, Phoenix, AZ 85032                                                Phone: (602) 867-3344          0442
6501 East Grant Road, Tucson, AZ 85715                                                       Phone: (602) 886-7788          0443
1903 East Speedway Boulevard, Tucson, AZ 85719                                               Phone: (602) 322-6677          0444
4405 North First Avenue, Tucson, AZ 85719                                                    Phone: (602) 888-0022          0476
5101 North Central Avenue, Phoenix, AZ  85012                                                Phone: (602) 266-0202          0525
1105 North Higley Road, Mesa, AZ  85205                                                      Phone: (602) 832-1500          0649
236 East Bell Road, Phoenix, AZ  85022                                                       Phone: (602) 866-3311          0698
1010 North Alma School Road, Chandler, AZ  85224                                             Phone: (602) 786-3535          0880
2712 North Scottsdale Road, Scottsdale, AZ  85251                                            Phone: (602) 949-6689          0918
6977 North Hayden, Scottsdale, AZ  85258                                                     Phone: (602) 905-9445          1136
15784 North Frank Lloyd Wright Blvd., Scottsdale, AZ  85260                                  Phone: (602) 614-9744          1137

CALIFORNIA
----------

BC Golden Gate, L.L.C.*
2105 Bascom Ave., Suite 135, Campbell, CA  95008                                             Phone: (408) 558-6400
Contact:  John L. Cutter                                                                     Fax:   (408) 558-6419 Fax

Unit Locations:

1491 Covell, Davis, CA  95616                                                                Phone: (916) 759-8244          0360
804 Southampton Road, Benicia, CA  94510                                                     Phone: (707) 746-5994          0417
4644 Madison Avenue, Sacramento, CA 95841                                                    Phone: (916) 331-2500          0428


2300 Sunrise Boulevard, Rancho Cordova, CA 95670                                             Phone: (916) 858-2300          0453
2300 Fair Oaks Boulevard, Sacramento, CA 95825                                               Phone: (916) 568-6300          0454
7171 Stockton Boulevard, Sacramento, CA 95823                                                Phone: (916) 421-8282          0455
3901-B Santa Rita Road, Pleasanton, CA  94588                                                Phone: (510) 224-9871          0497
110 East Bullard, Fresno, CA  93711                                                          Phone: (209) 436-4455          0510
1850 Shaw Avenue, Clovis, CA  93611                                                          Phone: (209) 322-2003          0529
1920 West 11th Street, Tracy, CA  95376                                                      Phone: (209) 833-7300          0538
5003 Foothills Boulevard, Roseville, CA  95678                                               Phone: (916) 783-9300          0578
7601 Sunrise Avenue, Citrus Heights, CA 95610                                                Phone: (916) 721-9288          0595
1300 Standiford Avenue, Modesto, CA  95355                                                   Phone: (209) 527-1111          0634
830 West Lacey Boulevard, Hanford, CA  93230                                                 Phone: (209) 852-0700          0635
1039 A El Monte Avenue, Mt. View, CA  94043                                                  Phone: (415) 428-1333          0659
514 West Kettleman, Lodi, CA  95242                                                          Phone: (209) 366-0181          0660
2100 Market Street, San Francisco, CA  94114                                                 Phone: (415) 863-4900          0670
637 East Nees, Fresno, CA  93720                                                             Phone: (209) 440-0500          0671
7400 Fairoaks Boulevard, Carmichael, CA  95608                                               Phone: (916) 483-8100          0691
10285 S. DeAnza Boulevard, Cupertino, CA  95014                                              Phone: (408) 973-9493          0717
2180 41st Avenue, Capitola, CA  95010                                                        Phone: (408) 477-0100          0794
2175 Chestnut Street, San Francisco, CA 94123                                                Phone: (415) 673-3100          0811
83 Westlake Mall, Daly City, CA  94015                                                       Phone: (415) 757-6200          0972
1000 Metro Center Boulevard, Daly City, CA  94015                                            Phone: (415) 757-6200          0991
3962 Mowry Lane, Fremont, CA 94538                                                           Phone: (510) 791-1191          0994#
3331 Shaw, Fresno, CA  93711                                                                 Phone: (209) 229-1300          0995
1608 Polk Street, San Francisco, CA 94109                                                    Phone: (415) 567-6660          1122
1750 Divisadero Street, San Francisco, CA 94115                                              Phone: (415) 440-4442          1123
880 Blossom Hill Road, San Jose, CA  95123                                                   Phone: (408) 972-8900          1126
1855 Hillsdale Avenue, San Jose, CA  95124                                                   Phone: (408) 445-9666          1127
5399 Prospect Road, San Jose, CA  95130                                                      Phone: (408) 253-3999          1128
145 Laurel Street, Santa Cruz, CA  95060                                                     Phone: (408) 471-9777          1134
2601 Geer Road, Turlock, CA 95382                                                            Phone: (209) 668-6262          1162
5152 Broadway, Oakland, CA  94612                                                            Phone: (510) 601-0300          1297
1559 Sloat Boulevard, San Francisco, CA 94132                                                Phone: (415) 566-1900          1298
2505 March Lane, Stockton, CA  95207                                                         Phone: (209) 952-3800          1299
2006 El Camino Real, Santa Clara, CA  95050                                                  Phone: (408) 247-7333          1300
624 Blossom Hill Road, Los Gatos, CA 95032                                                   Phone: (408) 358-9887          1332
1554 South Bascom Avenue, San Jose, CA 95125                                                 Phone: (408) 369-7900          1334
1976 North Main Street, Salinas, CA 93906                                                    Phone: (408) 443-5100          1349
5180 East Stevens Creek Boulevard, San Jose, CA 95129                                        Phone: (408) 244-5554          1376
3369 Castro Valley Boulevard, Castro Valley, CA 94546                                        Phone: (510) 538-1511          1377
332 Gellert Boulevard, Daly City, CA 94015                                                   Phone: (415) 755-3700          1384
2300 16th Street, Suite 100, San Francisco, CA 94103                                         Phone: (415) 864-7666          1386
1480 First Street, Livermore, CA 94550                                                       Phone: (510) 449-5557          1557


5261 Hazel Avenue, Fair Oaks, CA 95628                                                       Phone: (916) 536-0111          1565
1310A & B El Camino Real, San Druno, CA 94066                                                Phone: (415) 866-4800          1587
4300 Sonoma Boulevard, Vallejo, CA 94589                                                     Phone: (707) 642-7600          1605
613 West Olive Avenue, Merced, CA 95340                                                      Phone: (209) 723-1600          1617
2810 Marconi Avenue, Sacramento, CA 95821                                                    Phone: (916) 972-1700          1907
2180 Conra Costa Boulevard, Pleasant Hill, CA 94523                                          Phone: (510) 691-5900          1961
3060 East 9th Street, Suite E, Oakland, CA 94601                                             Phone: (510) 261-1995          2288

Boston West, L.L.C.*
222 South Harbor Boulevard,  Suite 300, Anaheim, CA 92805                                    Phone: (714) 518-2700
Contact:  Alan Palmieri                                                                      Fax:   (714) 518-2718 Fax

Unit Locations:

18951 Brookhurst, Fountain Valley, CA 92708                                                  Phone: (714) 964-0012          0427
268 North El Camino Real, Encinitas, CA 92708                                                Phone: (619) 436-8080          0484
3050 East Pacific Coast Highway, Corona Del Mar, CA 92625                                    Phone: (714) 721-8777          0520
7800 White Lane, Bakersfield, CA  93307                                                      Phone: (805) 397-9507          0563
3972A Barranca Parkway, Irvine, CA 92715                                                     Phone: (714) 551-0122          0570
13465 Poway Road, Poway, CA 92064                                                            Phone: (619) 486-9222          0577
140 Town Center Parkway, Santee, CA  92071                                                   Phone: (619) 449-4200          0581
32022 Camino Capistrano C, San Juan Capistrano, CA 92690                                     Phone: (714) 493-5500          0590
203 West Imperial Highway, Brea, CA 92622                                                    Phone: (714) 529-1900          0591
10406 Friars Road, San Diego, CA  92120                                                      Phone: (619) 282-8600          0612
24215 Crenshaw Boulevard, Torrance, CA  90505                                                Phone: (310) 325-9988          0618
14960 La Mirada Boulevard, LaMirada, CA  90638                                               Phone: (714) 670-2000          0619
25533 Marguerite Parkway, Mission Viejo, CA  92692                                           Phone: (714) 837-8600          0620
13125 Jamboree Road, Tustin, CA 92680                                                        Phone: (714) 505-3600          0624
14480 Sherman Way, Van Nuys, CA  91405                                                       Phone: (818) 994-0700          0631
2606 El Camino Real, Carlsbad, CA  92008                                                     Phone: (619) 434-8885          0637
16972 Goldenwest Street, Huntington, CA  92647                                               Phone: (714) 841-3511          0647
10595 Tierransanta Boulevard, San Diego, CA  92124                                           Phone: (619) 560-2999          0648
6095 Cajon Boulevard, San Diego, CA  92115                                                   Phone: (619) 265-7888          0651
19765 East Colima Road, Rowland Heights, CA  91748                                           Phone: (909) 594-8812          0655
2020 Atlantic Boulevard, Monterey Park, CA  91754                                            Phone: (213) 887-7500          0664
12150 Central Avenue, Chino, CA  91710                                                       Phone: (909) 902-6900          0665
4694 North University Parkway, San Bernardino, CA  92407                                     Phone: (909) 880-9788          0678
615 College Avenue, Oceanside, CA  92057                                                     Phone: (619) 630-4100          0686
31775 North Date Palm Drive, Cathedral City, CA  92235                                       Phone: (619) 328-0011          0687
19720-B Beach Boulevard, Huntington, CA  92648                                               Phone: (714) 964-8517          0690
15122 Bear Valley Road, Victorville, CA  92392                                               Phone: (619) 245-2300          0692
1037 West Avenue P, Palmdale, CA  93551                                                      Phone: (805) 272-9339          0694


412 Washington Street, San Diego, CA  92103                                                  Phone: (619) 542-0333          0703
1436 North "H" Street, Lompoc, CA  93436                                                     Phone: (805) 735-5944          0708
1725 S. Victoria Avenue, Ventura, CA  93003                                                  Phone: (805) 639-4004          0721
706 Fletcher Parkway, El Cajon, CA  92020                                                    Phone: (619) 447-6669          0735
1377 East Los Angeles Avenue, Simi Valley, CA  93065                                         Phone: (805) 581-2333          0737
5430 Topanga Canyon Boulevard, Woodland Hills, CA 91364                                      Phone: (818) 992-0660          0755
235 North Pacific Coast Highway, Redondo Beach, CA 90277                                     Phone: (310) 374-4487          0757
1510 West Valley Parkway, Escondido, CA 92029                                                Phone: (619) 737-5100          0817
10890 Foothill Boulevard, Rancho Curamonga, CA 91730                                         Phone: (909) 989-1252          0842
8901 South Sepulveda  Boulevard, Westchester, CA 90045                                       Phone: (310) 410-0111          0850
777 Otay Lakes Road, Chula Vista, CA 91910                                                   Phone: (619) 482-8082          0863
1070 Huntington Drive, Duarte, CA  91010                                                     Phone: (818) 358-2699          0865
72-423 Highway 111, Palm Desert, CA 92260                                                    Phone: (619) 340-1941          0869
27100 Alicia Parkway, Laguna Niguel, CA  92677                                               Phone: (714) 360-9860          0873
4501 Campus Drive, Irvine, CA  92715                                                         Phone: (714) 854-5552          0917
6001 Lincoln Avenue, Buena Park, CA 90620                                                    Phone: (714) 952-2400          0951
2799 Harbor Boulevard, Costa Mesa, CA 92626                                                  Phone: (714) 437-0034          0969
3370 Yorba Linda Boulevard, Fullerton, CA 92631                                              Phone: (714) 961-1005          0998
13242 Harbor Boulevard, Garden Grove, CA 92643                                               Phone: (714) 534-1100          1000
16906 B-3 San Fernando Mission, Granada Hills, CA 91344                                      Phone: (818) 831-2335          1002
7070 West Sunset, Hollywood, CA  90028                                                       Phone: (213) 962-7300          1018
78-752 Highway 111, La Quinta, CA 92253                                                      Phone: (619) 771-1192          1035
4895 Candlewood, Lakewood, CA  90712                                                         Phone: (310) 630-3600          1040
17100 Hawthorne Boulevard, Lawndale, CA  90260                                               Phone: (310) 214-3318          1050
18540 Devonshire Street, Northridge, CA 91325                                                Phone: (818) 363-6774          1082
3733 East Foothill Boulevard, Pasadena, CA  91107                                            Phone: (818) 351-1636          1093
635 Orange Avenue, Redlands, CA 92374                                                        Phone: (909) 798-5758          1105
48 Peninsula Center, Rolling Hills Estate, CA 90274                                          Phone: (310) 541-2200          1113
856 Grand Avenue, San Diego, CA 92109                                                        Phone: (619) 490-6222          1120
952 Arrow Highway, San Dimas, CA 91773                                                       Phone: (909) 592-7003          1121
1006 North Western Avenue, San Pedro, CA  90732                                              Phone: (310) 732-1114          1129
26543 Bouquet Canyon Road, Santa Clarita, CA  91350                                          Phone: (805) 297-4447          1133
2430 South Broadway, Santa Maria, CA  93454                                                  Phone: (805) 739-0370          1135
1730 University Drive, Vista, CA  92083                                                      Phone: (619) 758-3444          1167
9618 West Pico, Los Angeles, CA 90035                                                        Phone: (310) 247-9005          1168
13515 Whittier Boulevard, Whittier, CA  90605                                                Phone: (310) 693-4095          1184
22960 Victory Boulevard, Woodland Hills, CA  91367                                           Phone: (818) 884-0550          1188
20305 Yorba Linda Boulevard, Yorba Linda, CA 92686                                           Phone: (714) 701-0303          1190
502 Broadway, Chula Vista, CA 91910                                                          Phone: (619) 498-0444          1226
8250 G Mira Mesa Boulevard, San Diego, CA 92126                                              Phone: (619) 536-8100          1307
5502 Balboa Avenue, San Diego, CA  92117                                                     Phone: (619) 292-0099          1333
8920-A West Sunset Boulevard, West Hollywood, CA 90069                                       Phone: (310) 247-0500          1350


5767 Calle Real, Goleta, CA 93117                                                            Phone: (805) 683-6155          1358
10759 West Pico Boulevard, Los Angeles, CA 90064                                             Phone: (310) 475-0010          1494
191 Ventura Boulevard, Camarillo, CA 93010                                                   Phone: (805) 388-6033          1515#
17660 Ventura Blvd., Suite 100, Encino, CA 91316                                             Phone: (818) 774-0447          1535
8606 Fireston Boulevard, Downey, CA 90241                                                    Phone: (310) 923-5247          1551
2984 State Street, Santa Barbara, CA 93015                                                   Phone: (805) 898-9300          1553
2231 Rosecrans Avenue, El Segundo, CA 90245                                                  Phone: (310) 643-6334          1639
1800 Grand Avenue, Grover Beach, CA 93433                                                    Phone: (805) 473-0700          1607#
8010 Fletcher Parkway, La Mesa, CA 91942                                                     Phone: Not assigned            1693#
1000 Wilshire Boulevard, Santa Monica, CA 90401                                              Phone: (310) 394-3566          1718
1092 North Montain, Upland CA 91786                                                          Phone: (909) 985-8090          1754
3850 Atlantic Boulevard, Long Beach, CA 90807                                                Phone: (310) 595-9699          1759
17288 Saticoy Street, Van Nuys, CA 91406                                                     Phone: (818) 757-7002          1792
2018 West Avenue K, Lancaster, CA 93536                                                      Phone: (805) 948-7633          1880
4320 Riverside Drive, Burbank, CA 91505                                                      Phone: (818) 238-9300          1890
24802 Orchard Village Road, Suite A, Santa Clarita, CA 91380                                 Phone: (805) 254-5900          2016#
428 East 17th Street, Costa Mesa, CA 92627                                                   Phone: (714) 515-8333          2026
29037 Thousand Oaks Boulevard, Agoura Hills, CA 91301                                        Phone: (818) 889-0003          2041

COLORADO
--------

BCE West, L.P.*
4110 North Scottsdale Road,  Suite 235,  Scottsdale, AZ 85251                                Phone: (602) 944-4000
Contacts:  Larry Hohl, Troy Cooper                                                           Fax:    (602) 994-0044

Unit Locations:

7515 South University, Littleton, CO 80122                                                   Phone: (303) 795-9001          0122
16796 East Smokey Hill Road, Aurora, CO 80015                                                Phone: (303) 680-4700          0173
1100 South Colorado Boulevard, Denver, CO 80222                                              Phone: (303) 759-9440          0203
8243 South Quebec, Englewood, CO 80112                                                       Phone: (303) 694-6976          0204
12040 Colorado Boulevard, Thornton, CO 80214                                                 Phone: (303) 451-0400          0206
8607 East Arapahoe Road, Greenwood Village, CO 80111                                         Phone: (303) 689-0040          0207
6485 West 120th Avenue, Broomfield, CO 80020                                                 Phone: (303) 460-0600          0209
7400 East Hampden, Denver, CO 80231                                                          Phone: (303) 779-0060          0214
8500 West Crestline, Denver, CO 80123                                                        Phone: (303) 979-4919          0218
3519 South College Avenue, Ft. Collins, CO 80525                                             Phone: (303) 223-7300          0238
6964 North Academy, Colorado Springs, CO 80918                                               Phone: (303) 599-9688          0247
7630 West 8th Avenue, Arvada, CO 80005                                                       Phone: (303) 421-4663          0278
900 South Lemay, Ft. Collins, CO 80521                                                       Phone: (303) 482-4434          0298
1015 North Academy, Colorado Springs, CO 80909                                               Phone: (719) 573-1901          0375
825 US Highway 50 West, Pueblo, CO 81008                                                     Phone: (719) 545-9950          0413

10951 South Parker Road, Parker, CO 80134                                                    Phone: (303) 841-8488          0446
955 South Hoover Road, Longmont, CO 80501                                                    Phone: (303) 684-0998          0458
540 Highway 105, Monument, CO 80132                                                          Phone: (719) 481-0001          0459
700 Colorado Boulevard, Denver, CO 80220                                                     Phone: (303) 320-1022          0460
9269 Sheridan Boulevard, Westminster, CO 80030                                               Phone: (303) 426-9110          0498
3820 North Wadsworth Boulevard, Wheat Ridge, CO 80033                                        Phone: (303) 420-3444          1182
14110 East Iliff Avenue, Aurora, CO 80014                                                    Phone: (303) 755-4032          1755#
500 Grant Street, Denver, CO 80203                                                           Phone: (303) 715-3747          1990

CONNECTICUT
-----------
BC New York, L.L.C. *
400 Lanidex Plaza, Parsippany, NJ  07054                                                     Phone: (201) 739-8801
Contact:  Robert P. Anarumo                                                                  Fax:   (201) 515-7319

Unit Locations:

61 Newton Road, Danbury, CT 06810                                                            Phone: (203) 792-4968          0056
1345 East Putnam Avenue, Greenwich, CT 06870                                                 Phone: (203) 637-4088          0092
52 Danbury Road, Ridgefield, CT 06877                                                        Phone: (203) 438-1212          0095
1982 Black Rock Turnpike, Fairfield, CT 06430                                                Phone: (203) 382-8090          0117
1081 High Ridge Road, Stamford, CT 06904                                                     Phone: (203) 321-1410          0118
964 Post Road, Darien, CT 06820                                                              Phone: (203) 655-9770          0128
390 Post Road East, Westport, CT 06880                                                       Phone: (203) 221-8733          0129
CVS Center, 1240 Farmington Road, West Hartford, CT 06107                                    Phone: (203) 561-6150          0148
2542 Albany Avenue, West Hartford, CT 06107                                                  Phone: (203) 586-7404          0320
135 Washington Avenue, North Haven, CT 06473                                                 Phone: (203) 234-0188          0372
607 Bridgeport Ave.- Liberty Rock, Milford, CT 06460                                         Phone: (203) 874-6046          0535
1542 Pleasant Valley Road, Manchester, CT 06040                                              Phone: (203) 648-2471          0572
973 Wolcott Street, Waterbury, CT 06705                                                      Phone: (203) 756-0009          0580
935 Barnum Avenue, Stratford, CT 06497                                                       Phone: (203) 378-8508          0582
2495 Berlin Turnpike, Newington, CT 06111                                                    Phone: (203) 665-7524          0596
2834 Main Street, Glastonbury, CT 06033                                                      Phone: (203) 659-2850          0606
1780 Silas Deane Highway, Rocky Hill, CT  06067                                              Phone: (203) 529-8498          0645
96 Frontage Road, East Haven, CT  06512                                                      Phone: (203) 467-4472          0672
45 Farmington Avenue, Bristol, CT  06010                                                     Phone: (203) 314-0102          0700
395 Cottage Grove Road, Bloomfield, CT  06002                                                Phone: (203) 243-3400          0701
755 East Main Street, Meriden, CT  06450                                                     Phone: (203) 634-7677          0786
597 Long Hill Road, Groton, CT  06340                                                        Phone: (203) 448-3755          0793
1475 Whalley Avenue, New Haven, CT 06510                                                     Phone: (203) 389-0588          1079
129 Danbury Road, New Milford, CT  06776                                                     Phone: (860) 210-2090          1296
232 West Main Street, Avon, CT 06001                                                         Phone: (860) 677-2899          1601

1454-60 Boston Post Road, Milford, CT 06460                                                  Phone: (203) 878-4500          1786
900 White Plains Road, Trumbull, CT 06611                                                    Phone: (203) 459-1544          1810
14 Danbury Road, Wilton, CT 06897                                                            Phone: (203) 834-2400          1841

EFT, Inc.
6 River Park Drive, Cromwell, CT 06416                                                       Phone: (860) 635-7528
Contacts:  Alan Ebstein,  Barbara Ebstein                                                    Fax:   (860) 632-5950

Unit Location:

34 Shunpike Road, Cromwell, CT 06416                                                         Phone: (860) 632-2011          0065

FLORIDA
-------

R & A Food Services, L.P. *
1801 Clint Moore Road, Ste. 215, Boca Raton, FL 33487                                        Phone: (407) 995-2223
Contact:  Phillip W. DuPree                                                                  Fax:   (407) 995-0343

Unit Locations:

5501 East Fowler Avenue Temple Terrace, FL 33617                                             Phone: (813) 988-3188          0080
2300 Gulf to Bay Road, Clearwater, FL 34624                                                  Phone: (813) 726-8200          0097
12705 North Dale Mabry, Tampa, FL 33617                                                      Phone: (813) 960-8116          0100
1847 Enterprise Road East, Safety Harbor, FL 34695                                           Phone: (813) 725-8232          0101
7555 West Waters Avenue, Tampa, FL 33615                                                     Phone: (813) 886-4422          0113
4302 West Kennedy Boulevard, Tampa, FL 33609                                                 Phone: (813) 282-8755          0114
2451 North Federal Highway, Pompano, FL 33069                                                Phone: (305) 785-1922          0123
1981 South Federal Highway, Stuart, FL 34994                                                 Phone: (407) 287-1047          0124
1401 West Brandon Boulevard, Brandon, FL 33511                                               Phone: (813) 651-1107          0131
9929 Military Trail, Boynton Beach, FL 33436                                                 Phone: (407) 731-4441          0132
840 North Orlando Avenue, Winter Park, FL 32789                                              Phone: (407) 644-0020          0140
1500 South Federal Highway, Ft. Lauderdale, FL 33316                                         Phone: (305) 525-1413          0141
5002 Cortez Road, West, Bradenton, FL 34210                                                  Phone: (813) 792-8366          0162
3740 4th Street, North, St. Petersburg, FL 33713                                             Phone: (813) 528-2827          0163
12792 Forest Hills Boulevard, Wellington, FL 33414                                           Phone: (407) 791-2584          0172
2525 University Drive, Coral Springs, FL 33065                                               Phone: (305) 341-3661          0175
429 West S.R. 436, Altamonte Springs, FL 32714                                               Phone: (407) 862-8327          0177
3875 South Tamiami Trail, Sarasota, FL 34233                                                 Phone: (813) 362-4909          0178
5355 Red Bug Lake Road, Winter Springs, FL 32708                                             Phone: (407) 699-5516          0179
12141 Collegiate Way, Orlando, FL 32817                                                      Phone: (407) 381-8339          0186
18601 South Dixie Highway, Miami, FL 33157                                                   Phone: (305) 251-9107          0190
850 Ives Dairy Road, N. Miami, FL 33179                                                      Phone: (305) 651-6130          0191

9959 West Glades Road, Boca Raton, FL 33434                                                  Phone: (407) 451-3918          0192
8559 Pines Boulevard, Pembroke Pines, FL 33024                                               Phone: (305) 435-4280          0193
16251 North Dixie Highway, N. Miami Beach, FL 33168                                          Phone: (305) 947-5069          0194
33163 US Highway 19 North, Palm Harbor, FL 34684                                             Phone: (813) 786-5336          0196
7895 SW 40th Street, Miami, FL 33155                                                         Phone: (305) 261-4440          0197
4335 West Lake Mary Boulevard, Lake Mary, FL 32746                                           Phone: (407) 322-9699          0212
3251 Hollywood Boulevard, Hollywood, FL 33021                                                Phone: (305) 966-6959          0213
2015 Aloma Avenue, Winter Park, FL 32782                                                     Phone: (407) 657-1766          0228
1781 East Commercial Boulevard, Ft. Lauderdale, FL 33334                                     Phone: (305) 938-9073          0230
120 West Mitchell Hammock, Oviedo, FL 32765                                                  Phone: (407) 359-0502          0231
5815 North University Boulevard, Tamarac, FL 33321                                           Phone: (305) 722-7906          0253
2708 North  Martin Luther King Boulevard, Tampa, FL 33609                                    Phone: (813) 872-7929          0257
2024 North Military Trail, West Palm Beach, FL 33409                                         Phone: (407) 790-0818          0258
1435 Northpark Drive, Ft. Lauderdale, FL 33326                                               Phone: (305) 389-6896          0267
2309 North Federal Highway, Ft. Lauderdale, FL 33305                                         Phone: (305) 561-5310          0268
12916 South Cleveland Avenue, Ft. Myers, FL 33907                                            Phone: (813) 275-1779          0269
12500 Biscayne Boulevard, North Miami, FL 33168                                              Phone: (305) 892-8867          0273
16215 North Dale Mabry, Tampa, FL 33618                                                      Phone: (813) 962-2621          0274
4701 Babcock Street, NE, Tampa, FL 33618                                                     Phone: (813) 962-2621          0275
9710 Kendall Drive, Miami, FL 33176                                                          Phone: (305) 270-6830          0276
330 South University Drive, Plantation, FL 33324                                             Phone: (305) 472-5360          0279
2223 Del Prado Boulevard, Cape Coral, FL 33909                                               Phone: (813) 458-7811          0287
799 North Federal Highway, Boca Raton, FL 33432                                              Phone: (407) 391-9262          0296
4380 Forest Hill Boulevard, West Palm Beach, FL 33406                                        Phone: (407) 966-2519          0337
2704 North Roosevelt Boulevard, Key West, FL 33040                                           Phone: (305) 292-1428          0341
14695 South Dixie Highway, Miami, FL 33176                                                   Phone: (305) 255-0677          0346
1951 West SR 434, Longwood, FL 32750                                                         Phone: (407) 767-8808          0347
250 East Michigan Street, Orlando, FL 32806                                                  Phone: (407) 648-0568          0348
2450 North Wickham Road, Melbourne, FL 32934                                                 Phone: (407) 254-6549          0349
1901 South Dale Mabry, Tampa, FL 33629                                                       Phone: (813) 251-2873          0354
5680 West Atlantic Bouelvard, Margate, FL 33063                                              Phone: (305) 974-9572          0357
238 West Alexander Street, Plant City, FL 33566                                              Phone: (813) 759-2652          0358
7995 West Flagler Street, Miami, FL 33144                                                    Phone: (305) 261-3294          0407
1271 Pasadena Avenue, Pasadena, FL 33707                                                     Phone: (813) 347-1433          0408
3102 West Commercial Boulevard, Tamarac, FL 33309                                            Phone: (305) 485-7428          0416
13704 SW 56th Street, Miami, FL 33183                                                        Phone: (305) 383-0385          0434
80 Intracoastal Pointe Drive, Jupiter, FL 33477                                              Phone: (407) 747-3552          0437
5635 14th Street, Bradenton, FL 34207                                                        Phone: (813) 758-8968          0471
4625 South Florida Avenue, Lakeland, FL 33813                                                Phone: (813) 647-9480          0472
7512 Dr. Phillips Boulevard, Orlando, FL 32819                                               Phone: (407) 354-1420          0473
7020 Beracasa Way, Boca Raton, FL 33433                                                      Phone: (407) 392-2795          0474
1797 North Congress Avenue, Boynton Beach, FL 33426                                          Phone: (407) 736-3393          0478

16709 NW 67th Avenue, Hialeah, FL 33014                                                      Phone: (305) 362-0985          0489
10457 South US 1, Port St. Lucie, FL 34952                                                   Phone: (407) 337-1363          0503
10131 San Jose Boulevard, Jacksonville, FL 32257                                             Phone: (904) 292-2254          0505
12260 West Sunrise Boulevard, Plantation, FL  33323                                          Phone: (305) 424-0512          0506
9595 4th Street North, St. Petersburg, FL 33702                                              Phone: (813) 577-6622          0516
50 South Flamingo Road, Pembroke Pines, FL  33029                                            Phone: (305) 450-0494          0537
901-8 So. Royal Poinciana Blvd., Miami Springs, FL  33166                                    Phone: (305) 889-9983          0547
13600 SW 152nd Street, Miami, FL 33177                                                       Phone: (305) 235-2319          0550
6483 Newberry Road,   Gainesville, FL 32605                                                  Phone: (904) 331-1519          0559
3251 West Vine Street, Kissimmee, FL 34741                                                   Phone: (407) 935-1263          0560
5088 Airport Road N, Naples, FL 33942                                                        Phone: (813) 263-3933          0569
150 Cypress Gardens Boulevard SE, Winter Haven, FL 33880                                     Phone: (813) 293-6907          0609
869 SW 107th Avenue, Miami, FL  33130                                                        Phone: (305) 559-5953          0615
8070 NW 36th Street, Miami, FL  33166                                                        Phone: (305) 716-0056          0636
2095 U.S. 1 South, St. Augustine, FL  32086                                                  Phone: (904) 823-0701          0667
1750 Alton Road, Miami Beach, FL  33139                                                      Phone: (305) 673-9336          0704
3398 Capital Circle, N.E., Tallahassee, FL  32308                                            Phone: (904) 297-2183          0706
1037 Dunlawton Avenue, Port Orange, FL  32127                                                Phone: (904) 322-6801          0734
405 West 49th Street, Hialeah, FL  33012                                                     Phone: (305) 557-7682          0739
2650 SW College Road, Ocala, FL  34474                                                       Phone: (904) 873-1115          0763
4001 East Bay Drive, Clearwater, FL  34624                                                   Phone: (813) 524-6603          0766
9203 US Highway 19, Port Richey, FL  34668                                                   Phone: (813) 841-6228          0768
317 Marsh Landing Parkway, Jacksonville Beach, FL  32250                                     Phone: (904) 273-1121          0769
4201 East Colonial Drive, Orlando, FL  32803                                                 Phone: (407) 896-3682          0770
2329 North Monroe Street, Tallahassee, FL 32303                                              Phone: (904) 297-2178          0810
7820 - 113th Street, Seminole, FL  34642                                                     Phone: (813) 319-3911          0859
4621 South Kirkman Road, Orlando, FL  32811-28                                               Phone: (407) 292-0504          0920
1665 East Hallandale Beach Boulevard, Hallandale, FL  33023                                  Phone: (954) 455-8535          1007
6520 Lake Worth Road, Lake Worth, FL 33467                                                   Phone: (407) 963-7272          1039
10150 Ulmerton Road, Largo, FL  34641                                                        Phone: (813) 588-0415          1043
3600 Southwest 22nd Street, Miami, FL 33145                                                  Phone: (305) 444-0209          1067
390 Blanding Boulevard, Orange Park, FL  32073                                               Phone: (904) 276-0551          1086
4547 South Semoran Boulevard, Orlando, FL  32822                                             Phone: (407) 273-4957          1088
1775 US Highway 1, Vero Beach, FL 32960                                                      Phone: (561) 564-0485          1164
1425 West Granada Boulevard, Ormand Beach, FL  32174                                         Phone: (904) 673-9040          1430

GEORGIA
-------

Platinum Rotisserie, L.L.C. *
100 Cambridge Park, Suite B, Winston-Salem, NC 27104                                         Phone: (910) 659-5000
Contact:  Anthony D. Wedo                                                                    Fax:   (910) 659-6760

Unit Locations:

4774 Lawrenceville Highway, Lilburn, GA 30247                                                Phone: (404) 717-0609          0210
1555 Holcomb Bridge Road, Roswell, GA 30076                                                  Phone: (404) 640-0110          0240
5506 Chamblee, Dunwoody, GA 30338                                                            Phone: (404) 673-0048          0245
980 East Piedmont Road, Marietta, GA 30062                                                   Phone: (404) 977-1220          0251
4754 Redan Road, Stone Mountain, GA 30083                                                    Phone: (404) 508-0031          0262
1084 Johnson Ferry Road, Marietta, GA 30068                                                  Phone: (404) 509-0066          0263
3606 Sandy Plains Road, Marietta, GA 30066                                                   Phone: (404) 509-0009          0334
4215 Pleasant Hill Road, Marietta, GA 30066                                                  Phone: (404) 509-0009          0513
5170 Stone Mountain Highway, Stone Mountain, GA 30087                                        Phone: (404) 879-8211          0553
5903 Roswell Road, Atlanta, Georgia  30328                                                   Phone: (404) 851-1400          0934
2014 Powers Ferry Road, Atlanta, GA 30339                                                    Phone: (770) 988-9020          1602
6135 Peachtree Parkway, Norcross, GA 30092                                                   Phone: (770) 209-9090          1814

IDAHO
-----

BC Northwest, L.P.*
1601-114th Avenue, SE, Suite 130, Bellevue, WA 98008                                         Phone: (206) 454-8665
Contact:  Dennis B. Mullen                                                                   Fax:   (206) 454-9198

Unit Locations:

155 Neider Avenue, Couer d'Alene, ID 83814                                                   Phone: (208) 665-9100          1765

ILLINOIS
--------

BC Great Lakes, L.L.C.*
770 Pasquinelli Drive, Suite 400, Westmont, IL  60559                                        Phone: (708) 887-2601
Contact:  John B. Morlock                                                                    Fax:   (708) 887-9931
Unit Locations:

260 Danada Square West, Wheaton, IL 60187                                                    Phone: (708) 665-5505          0042
10059 Skokie Boulevard, Skokie, IL 60077                                                     Phone: (708) 674-6742          0050
2619 North Clark, Chicago, IL 60614                                                          Phone: (312) 404-5505          0067
2201 North Halsted Avenue, Chicago, IL 60614                                                 Phone: (312) 549-5100          0093
1007 East Ogden Avenue, Naperville, IL 60563                                                 Phone: (708) 527-9600          0099
160C South Waukegan Road, Deerfield, IL 60015                                                Phone: (708) 272-9221          0152
7130 Dempster Street, Morton Grove, IL 60053                                                 Phone: (708) 966-0900          0155
7112 West North Avenue, Chicago, IL 60635                                                    Phone: (312) 637-2800          0158
101 West Ogden Avenue, Westmont, IL 60559                                                    Phone: (708) 964-1600          0166
2242 Bloomingdale Road, Glendale Heights, IL 60139                                           Phone: (708) 980-4600          0168


150 North McHenry Road, Buffalo Grove, IL 60089                                              Phone: (708) 459-9777          0170
1840 West Army Trail Road, Hanover Park, IL 60103                                            Phone: (708) 372-0500          0171
2580 West Schaumburg Road, Schaumburg, IL 60194                                              Phone: (708) 310-1500          0184
800 East Devon Avenue, Park Ridge, IL 60068                                                  Phone: (708) 292-3000          0205
797 West Main Street, Lake Zurich, IL 60647                                                  Phone: (708) 550-0800          0236
790 West Northwest Highway, Palatine, IL 60067                                               Phone: (708) 776-8300          0237
24 West Golf Road, Schaumburg, IL 60173                                                      Phone: (708) 519-9500          0260
1309 South Naper Boulevard, Naperville, IL 60563                                             Phone: (708) 637-0300          0290
2 West Division, Chicago, IL 60610                                                           Phone: (312) 654-1110          0291
1562 North Wells, Chicago, IL 60614                                                          Phone: (312) 751-0100          0300
150 East Roosevelt Road, Lombard, IL 60148                                                   Phone: (708) 620-0400          0309
160 Douglas, Oswego, IL 60538                                                                Phone: (708) 906-0606          0419
1000 South Elmhurst, Mt. Prospect, IL 60058                                                  Phone: (708) 364-6300          0421
375 East Palatine Road, Arlington Heights, IL 60004                                          Phone: (708) 797-0500          0422
17855 South Halsted Street, Homewood, IL 60430                                               Phone: (708) 922-1200          0435
905-919 Greenbay Road, Waukegan, IL 60085                                                    Phone: (708) 623-7000          0440
2733 Pfingsten, Glenview, IL 60025                                                           Phone: (708) 509-0089          0475
6000 Northwest Highway, Crystal Lake, IL 60014                                               Phone: (815) 356-6700          0485
4559 West 211th Street, Matteson, IL 60443                                                   Phone: (708) 503-8888          0486
1330 Torrence Avenue, Calumet City, IL 60409                                                 Phone: (708) 862-8100          0515
4221 North Harlem, Norridge, IL 60634                                                        Phone: (708) 457-8100          0518
6415 Grand Avenue, Gurnee, IL 60031                                                          Phone: (708) 855-0003          0528
9267 South Cicero Avenue, Oak Lawn, IL 60453                                                 Phone: (708) 229-0900          0558
1866 Jefferson, Joliet, IL 60436                                                             Phone: (815) 741-0330          0565
1272 North Lake, Aurora, IL 60506                                                            Phone: (708) 807-1700          0573
7211 West Lake Street, River Forest, IL 60305                                                Phone: (708) 771-0455          0575
966 North Illinois, Route 59, Aurora, IL 60504                                               Phone: (708) 851-2009          0601
380 East Rollins Road, Round Lake, IL  60073                                                 Phone: (708) 546-8200          0640
13201 South Cicero Avenue, Crestwood, IL  60445                                              Phone: (708) 385-9300          0668
3647 West Dempster, Skokie, IL  60076                                                        Phone: (708) 329-0377          0718
1401 Waukegan Road, Glenview, IL  60025                                                      Phone: (708) 724-8000          0720
830 West North Avenue, Melrose Park, IL  60160                                               Phone: (708) 865-8900          0822
1424-28 East 53rd, Chicago, IL  60615                                                        Phone: (312) 288-2600          0825
285 North Naperville, Bolingbrook, IL  60440                                                 Phone: (708) 759-9900          0831
205 South Randall Road, Elgin, IL  60123                                                     Phone: (708) 608-8700          0833
2577 Sycamore Road, DeKalb, IL 60115                                                         Phone: (815) 758-6453          0910
1250 North Kidzie, Bradley, IL  60915                                                        Phone: (815) 936-1300          0948
55 East Wacker Place, Chicago, IL  60601-7201                                                Phone: (312) 726-7900          0959
7360 West 159th Street, Orland Park, IL  60462                                               Phone: (708) 633-1414          1087
203 North Eight Street, West Dundee, IL  60118                                               Phone: (708) 836-6688          1175
625 South County Farm Road, Wheaton, IL  60187                                               Phone: (708) 871-0100          1181
102 Biesterfield Road, Elk Grove Village, IL 60007                                           Phone: (847) 952-8922          1640

1873 South Randal Road, Geneva, IL 60134                                                     Phone: (630) 262-8855          1823
9645 South Western Avenue, Chicago, IL 60643                                                 Phone: (312) 233-6900          1837
20 Plainfield Road, Countryside, IL 60525                                                    Phone: (708) 482-7236          1863

Finest Foodservice, L.L.C.*

8717 West 110th Street, Suite 600, Overland Park, KS  66211                                  Phone: (913) 344-1600
Contact:  Robert L. Sirkis                                                                   Fax:   (913) 344-1610

Unit Locations:

6535 North Illinois, Fairview Heights, IL  62208                                             Phone: (619) 397-2797          0986
3455 23rd Avenue, Moline, IL  61265                                                          Phone: (309) 764-1234          1071

INDIANA
-------

BC Great Lakes, L.L.C.*
770 Pasquinelli Drive, Suite 400, Westmont, IL 60559                                         Phone: (708) 887-2601
Contact:  John B. Morlock                                                                    Fax:   (708) 887-9931

Unit Locations:

1939 East 80th Avenue, Hobart, IN 46342                                                      Phone: (219) 736-2888          0607
8032 Calumet Avenue, Munster, IN  46321                                                      Phone: (219) 836-2888          0669
5000 Highway 421, Michigan City, IN 46360                                                    Phone: (219) 879-0599          1068

BC Heartland, L.L.C.*
770 Pasquinelli Drive, Suite 400, Westmont, IL 60559                                         Phone: (708) 887-2601
Contact:  John B. Morlock                                                                    Fax:   (708) 887-9931

Unit Locations:

3730 East 82nd Street, Indianapolis, IN 46240                                                Phone: (317) 595-0900          0310
250 South State Road 135, Greenwood, IN 46142                                                Phone: (317) 888-7800          0322
1244 West 86th Street, Indianapolis, IN 46260                                                Phone: (317) 844-9020          0333
11820 Allisonville Road, Fishers, IN 46038                                                   Phone: (317) 595-8808          0352
615 East Carmel Drive, Carmel, IN 46032                                                      Phone: (317) 844-5299          0353
9961 East Washington Street, Indianapolis, IN 46229                                          Phone: (317) 895-5853          0439
3704 South Reed Road, Kokomo, IN 46901                                                       Phone: (317) 455-3070          0500
7554 Shadeland Avenue, Indianapolis, IN  46250                                               Phone: (317) 578-1119          0638
1416 McGalliard Road, Muncie, IN  47304                                                      Phone: (317) 282-0000          1073

BC Superior, L.L.C.*
5454 Wisconsin Avenue, Suite 810, Chevy Chase, MD 208151                                     Phone: (301) 215-9054
Contact:  Steven J. Quamme                                                                   Fax:     (301) 215-9063

Unit Locations:

301 East Highway 131, Clarksville, IN  47129                                                 Phone: (812) 288-8800          0964

IOWA
----
Finest Foodservice, L.L.C.*
8717 West 110th Street, Suite 600, Overland Park, KS  66211                                  Phone: (913) 344-1600
Contact:  Robert L. Sirkis                                                                   Fax:     (913) 344-1610

Unit Locations:

6351 S.E. 14th Street, Des Moines, IA  50320                                                 Phone: (515) 285-0000          0621
2009 Crossroads Boulevard, Waterloo, IA  50701                                               Phone: (319) 236-6666          0722
3300 Hillcrest, Dubuque, IA 52002                                                            Phone: (319) 588-2500          0828
1880 86th Street, Clive, IA  50325                                                           Phone: (515) 276-2200          0843
1535 East Euclid Avenue, Des Moines, IA  50313                                               Phone: (515) 266-2999          0975
302 Lincoln Way, Ames, IA  50010                                                             Phone: (515) 232-1600          1304

KANSAS
------
Finest Foodservice, L.L.C.*
8717 West 110th Street, Suite 600, Overland Park, KS  66211                                  Phone: (913) 344-1600
Contact:  Robert L. Sirkis                                                                   Fax:    (913) 344-1610

Unit Locations:

11600 Shawnee Mission Parkway, Shawnee, KS  66203                                            Phone: (913) 631-3777          0566
8900 West Central Avenue, Wichita, KS  67212                                                 Phone: (316) 729-9992          0574
3015 North Rock Road, Wichita, KS 67226                                                      Phone: (316) 636-5115          0586
12120 College Boulevard, Overland Park, KS  66211                                            Phone: (913) 663-1888          0625
2110 Southwest Wanamaker, Topeka, KS  66614                                                  Phone: (913) 272-6000          0715
1210 West Pawnee, Wichita, KS  67213                                                         Phone: (316) 263-7373          0738
12005 Metcalf, Overland Park, KS  66209                                                      Phone: (913) 469-5252          0808
1801 East 17th Street, Hutchinson, KS  67501                                                 Phone: (316) 728-0200          1024
2055 East Santa Fe, Olathe, KS  66062                                                        Phone: (913) 768-7700          1085
9222 Metcalf, Overland Park, KS  66212                                                       Phone: (913) 341-3393          1091

KENTUCKY
--------
BC Superior, L.L.C. *
5454 Wisconsin Avenue, Suite 810, Chevy Chase, MD 20815                                      Phone: (301) 215-9054
Contact:  Steven J. Quamme                                                                   Fax:   (301) 215-9063

Unit Locations:

2379 Buttermilk Crossing, Crescent Springs, KY  41017                                        Phone: (606) 331-7800          0829
3044 Dixie Highway, Erlander, KY  41018                                                      Phone: (606) 578-7100          0844
3601 Redding Court, Lexington, KY  40517                                                     Phone: (606) 273-4400          1055
2730 South Hurstborne Parkway, Louisville, KY  40220                                         Phone: (502) 493-0490          1058
2415 Lime Kiln Lane, Louisville, KY  40220                                                   Phone: (502) 493-0490          1059
4259 Outer Loop Road, Louisville, KY  40219                                                  Phone: (502) 968-4766          1344
4123 Shelbyville Road, Louisville, KY 40207                                                  Phone: (502) 894-8664          1345
12903 Shelbyville Road, Middletown, KY 40243                                                 Phone: (502) 254-9800          1346#
3061 Fieldstone Way, Lexington, KY 40513                                                     Phone: (606) 296-0606          1425
110 North Locust Hill Drive, Lexington, KY 40502                                             Phone: (606) 266-4422          1432
2401 Bardstown Road, Louisville, KY 40205                                                    Phone: (502) 485-1415          1616

MARYLAND
--------

BC Superior, L.L.C. *
5454 Wisconsin Avenue, Suite 810, Chevy Chase, MD 20815                                      Phone: (301) 215-9054
Contact:  Steven J. Quamme                                                                   Fax:   (301) 215-9063

Unit Locations:

600 Marketplace Drive, Bel Air, MD 21014                                                     Phone: (410) 638-1530          0939
10301 Westlake Drive, Bethesda, MD 20814                                                     Phone: (301) 983-9700          1420

Mayfair Partners, L.P.*
5454 Wisconsin Avenue, Suite 810, Chevy Chase, MD 208151                                     Phone: (301) 215-9054
Contact:  Steven J. Quamme                                                                   Fax:   (301) 215-9063

Unit Locations:

1605 Rockville Pike, Rockville, MD 20852                                                     Phone: (301) 770-1122          0037
822 Dulaney Valley Road, Towson, MD 21204                                                    Phone: (410) 825-2222          0044
6420 Freetown Road, Hickory Ridge Ctr., Columbia, MD 21044                                   Phone: (410) 531-6700          0053
2307A Forest Drive, Annapolis, MD 21401                                                      Phone: (410) 573-0033          0137
9380 Baltimore National Pike, Ellicott City, MD 21043                                        Phone: (410) 313-8400          0153

1801 Village Mart, Olney, MD 20832                                                           Phone: (301) 924-4442          0220
4870 Bethesda Avenue, Bethesda, MD 20814                                                     Phone: (301) 215-9222          0223
586 Governor Ritchie Highway, Severna Park, MD 21146                                         Phone: (410) 315-8150          0246
7931 `A' Governor Ritchie Highway, Glen Burnie, MD 21061                                     Phone: (410) 760-2800          0321
9061 Snowden River Parkway, Columbia, MD 21045                                               Phone: (410) 312-0800          0331
1317 Reistertown Road, Pikesville, MD 21208                                                  Phone: (410) 484-2400          0432
10237 Reistertown Road, Owings Mills, MD 21117                                               Phone: (410) 581-2011          0433
6224 Baltimore National Pike, Catonsville, MD 21228                                          Phone: (410) 455-5145          0488
6336 York Road, Baltimore, MD 21212                                                          Phone: (410) 372-0220          0683
Route 40, Frederick, MD  21702                                                               Phone: (301) 620-8600          0693
6228-A Greenbelt Road, Greenbelt, MD  20770                                                  Phone: (301) 220-4445          0705
3825 Aspen Hill Road, Aspen Hill, MD  20906                                                  Phone: (301) 871-0660          0796
913 Quince Orchard Road, Gaithersburg, MD  20878                                             Phone: (301) 670-5600          0877
15501 Annapolis Road, Bowie, MD 20715                                                        Phone: (301) 352-2800          0947
596 B Frederick Avenue, Gaithersburg, MD 20877                                               Phone: (301) 869-9600          0999
5290 Randolph Road, Rockville, MD 20852                                                      Phone: (301) 984-0990          1031
1025 Washington Boulevard, Laurel, MD 20707                                                  Phone: (301) 604-8100          1049
11297 New Hampshire Avenue, Silver Spring, MD 20904                                          Phone: (301) 593-0083          1140

MASSACHUSETTS
-------------

BC Boston, L.P. *
100 Cummings Park, Woburn, MA 01801                                                          Phone: (617) 933-3971
Contact:  Patrick McDonnell                                                                  Fax:   (617) 933-7711

Unit Locations:

822 Somerville Avenue, Cambridge, MA 02138                                                   Phone: (617) 864-8686          0001
111 Lenox Street, Norwood, MA 02062                                                          Phone: (617) 255-0480          0003
Twin City Plaza,  South Street, Fitchburg, MA 01420                                          Phone: (508) 342-8329          0004
1940 Beacon Street, Brookline, MA 02146                                                      Phone: (617) 739-6500          0008
1201 Highland Avenue, Needham, MA 02192                                                      Phone: (617) 449-2449          0009
1293 Massachusetts Avenue, Arlington, MA 02174                                               Phone: (617) 643-3500          0010
95 Sharon Street, Stoughton, MA 02072                                                        Phone: (617) 341-3600          0011
Woburn Plaza, 344-A Cambridge Road, Woburn, MA 01801                                         Phone: (617) 932-9464          0012
1099 Lexington Street, Waltham, MA 02164                                                     Phone: (617) 647-3600          0013
756 Belmont Street, Brockton, MA 02401                                                       Phone: (508) 580-8551          0014
194 Park Avenue, Worchester, MA 01609                                                        Phone: (508) 752-1230          0016
207 Cambridge Street, Boston, MA 02114                                                       Phone: (617) 227-9866          0017
14 Maple Street, East Longmeadow, MA 01028                                                   Phone: (413) 525-1789          0023
645 VFW Parkway, West Roxbury, MA 02167                                                      Phone: (617) 469-4445          0026
168 Broadway Street, Saugus, MA 01906                                                        Phone: (617) 231-1400          0029

1223 Commonwealth Avenue, Allston, MA 02134                                                  Phone: (617) 254-6137          0034
43 Dodge Street, Beverly, MA 01915                                                           Phone: (508) 927-4765          0038
550 Arsenal Street, Watertown, MA 02172                                                      Phone: (617) 924-0300          0048
1608 Memorial Drive, Chicopee, MA 07446                                                      Phone: (413) 534-0333          0062
Dedham Plaza, 739 Providence Highway, Dedham, MA 02026                                       Phone: (617) 461-1323          0064
14 Austin Street, Newtonville, MA 02160                                                      Phone: (617) 527-7720          0069
103 Pearl Street, Braintree, MA  02184                                                       Phone: (617) 843-2449          0073
31 Boston-Worcester Turnpike, Shrewsbury, MA 01545                                           Phone: (508) 795-1230          0081
836 Washington Street, Weymouth, MA 02188                                                    Phone: (617) 335-0777          0089
345 Broadway, Somerville, MA 02145                                                           Phone: (617) 776-5060          0130
239 Washington Street, Wellesley Hills, MA 02181                                             Phone: (617) 235-5300          0151
1387 Boston Road, Springfield, MA 01119                                                      Phone: (413) 783-1900          0329
100 Granite Street, Quincy, MA  02169                                                        Phone: (617) 774-1155          0594
1 Edgell Road, Framingham, MA  01701                                                         Phone: (508) 620-5456          0764
435 Winthrop Road, Lawrence, MA 01845                                                        Phone: (508) 725-8100          0782
185 Boston Post Road West, Marlborough, MA  01752                                            Phone: (508) 229-2525          0812
616 Fellsway, Medford, MA 02155                                                              Phone: (617) 393-0413          1064
886 Main Street, Melrose, MA 02176                                                           Phone: (617) 662-0636          1065
505 Paradise Road, Swampscott, MA  01907                                                     Phone: (617) 592-8883          1157
1186 Main Street, Haverhill, MA 01830                                                        Phone: (508) 374-2950          1522
245 Mass Avenue, Boston, MA 02115                                                            Phone: (617) 236-4447          1782
1203 Walnut Street, Newton, MA 02161                                                         Phone: (617) 969-8090          1816
1010 Morrissey Boulevard, Dorchester, MA 02122                                               Phone: (617) 822-3525          1959
421 New State Highway, Raynham, MA 02768                                                     Phone: (508) 824-5474          2047#

CM Ventures, Inc.
341 Cochituate Road, Framingham, MA 01701                                                    Phone: (508) 879-5585
Contact:  Charles Coffman                                                                    Fax:   (508) 620-9464

Unit Location:

341 Cochituate Road, Framingham, MA 01701                                                    Phone: (508) 879-5585          0015

Fowl Players, Inc.
One Sandas Trail, Acton, MA 01720                                                            Phone: (508) 263-7044
Contacts: Gary Wehr,  Dianne Wehr

Unit Location:

174 Littleton Road,  Westford, MA 01886                                                      Phone: (508) 692-9464          0020

Gourmet Chicken, Inc.
36 Maolis Road, Nahant, MA 01908                                                             Phone: (617) 273-2205
Contact:  Jeff Bromberg

Unit Location:

91 Middlesex Turnpike, Burlington, MA 01803                                                  Phone: (617) 273-2205          0051

Harper-Rice Partnership
725 Centre Street, Jamaica Plain, MA 02130                                                   Phone: (617) 665-7845
Contacts:  Dave Rice, Gary Harper                                                                   (617) 489-1734

Unit Location:

725 Centre Street, Jamaica Plain, MA 02130                                                   Phone: (617) 524-9695          0018

Project One, Inc.
642 Centre Street, Newton, MA 02159                                                          Phone: (617) 332-9101
Contact:  Christopher Bauer

Unit Location:

65 Main Street, Stoneham, MA 02180                                                           Phone: (617) 438-0259          0049

MICHIGAN
--------

BC Great Lakes, L.L.C.*
770 Pasquinelli Drive, Suite 400, Westmont, IL  60559                                        Phone: (708) 887-2601
Contact:  John B. Morlock                                                                    Fax:   (708) 887-9931

Unit Locations:

37104 Six Mile Road, Livonia, MI 48150                                                       Phone: (313) 591-8400          0052
20195 Mack Road, Grosse Pointe Woods, MI 48236                                               Phone: (313) 885-6480          0059
221 Twelve Mile Road, Royal Oak, MI 48073                                                    Phone: (810) 398-6300          0066
26021-23 Hoover Road, Warren, MI 48089                                                       Phone: (810) 757-9970          0068
29940 Southfield Road, Southfield, MI 48076                                                  Phone: (810) 557-7020          0077
1577 South Woodward Avenue, Birmingham, MA 48009                                             Phone: (810) 646-4350          0082
2502 Woodward Avenue, Bloomfield Hills, MI 48304                                             Phone: (810) 334-5559          0094
560 West Ann Arbor Road, Plymouth, MI 48170                                                  Phone: (313) 416-1600          0105
136 North Telegraph Road, Dearborn, MI 48124                                                 Phone: (313) 278-0700          0133
37105 Gratiot Avenue, Clinton Township, MI  48038                                            Phone: (810) 463-8320          0135


3200 Walton Boulevard, Rochester, MI  48309                                                  Phone: (810) 375-5700          0136
13993 & 13995 Hall Road, Shelby, MI  48315                                                   Phone: (810) 566-7170          0169
3325 Washtenaw Avenue, Ann Arbor, MI 48104                                                   Phone: (313) 971-5100          0183
5137 Rochester Road, Troy, MI  48098                                                         Phone: (810) 689-5350          0185
5160 Highland, Waterford, MI 48327                                                           Phone: (810) 674-8867          0248
6580 Dixie Highway, Clarkston, MI 48346                                                      Phone: (810) 620-8660          0256
28268 Dequindre, Warren, MI  48091                                                           Phone: (810) 751-0100          0265
19055 Middlebelt Road, Livonia, MI  48152                                                    Phone: (810) 442-7790          0289
28670 North West Highway, Southfield, MI 48034                                               Phone: (810) 799-3060          0297
17700-50 Grand River, Detroit, MI 48227                                                      Phone: (313) 270-4300          0304
4051 15 Mile Road, Sterling Heights, MI  48310                                               Phone: (810) 795-1777          0430
13400 East 15 Mile Road, Sterling Heights, MI  48312                                         Phone: (810) 795-0060          0431
31960 Gratiot, Roseville, MI 48066                                                           Phone: (810) 293-2800          0456
43450 Ford Road, Canton, MI 48187                                                            Phone: (313) 844-1200          0501
3555 West Street, Trenton, MI 48163                                                          Phone: (313) 692-8300          0527
36440 Ford Road, Westland, MI 48185                                                          Phone: (313) 728-7676          0539
26582 Ford Road, Dearborn Heights, MI 48127                                                  Phone: (313) 278-1770          0540
5651 Mercury, Dearborn, MI  48126                                                            Phone: (313) 441-3200          0543
15424 Southfield, Allen Park, MI  48101                                                      Phone: (313) 381-8600          0600
6753 Orchard Lake Road, West Bloomfiled, MI  48322                                           Phone: (810) 626-4685          0754
2245 West Stadium, Ann Arbor, MI  48103                                                      Phone: (313) 662-4666          0930
18610 Livernois, Detroit, MI  48221                                                          Phone: (313) 341-0111          0976
43363 Cresent Boulevard, Novi, MI  48376                                                     Phone: (810) 449-6311          1083
19135 Telegraph Road, Detroit, MI 48219                                                      Phone: (313) 541-4455          1838
17137 Harper, Detroit, MI 48224                                                              Phone: (313) 640-4100          1926

BC Heartland, L.L.C.*
770 Pasquinelli Drive, Suite 400, Westmont, IL  60559                                        Phone: (708) 887-2601
Contact:  John B. Morlock                                                                    Fax:   (708) 887-9931

Unit Locations:

1881 West Grand River Road, Okemos, MI 48864                                                 Phone: (517) 347-2200          0502
638 16th Street-East, Holland, MI 49423                                                      Phone: (616) 395-9535          0562
1558 28th Street, S.W., Wyoming, MI  49509                                                   Phone: (616) 530-1990          0632

MINNESOTA
---------

Finest Foodservice, L.L.C.*
8717 West 110th Street, Suite 600, Overland Park, KS  66211                                  Phone: (913) 344-1600
Contact:  Robert L. Sirkis                                                                   Fax:   (913) 344-1610

Unit Locations:

15101 Cedar Avenue, Apple Valley, MN  55124                                                  Phone: (612) 891-4100          0557
2071 Cliff Road, Eagan, MN  55122                                                            Phone: (612) 683-9900          0589
1526 Robert Street, West St. Paul, MN  55118                                                 Phone: (612) 457-3000          0593
1048 Meadowlands Drive, White Bear, MN  55127                                                Phone: (612) 426-7777          0603
2082 Ford Parkway, St. Paul, MN  55116                                                       Phone: (612) 690-0000          0626
13111 Riverdale Drive NW, Coon Rapid, MN  55448                                              Phone: (612) 576-9000          0630
6800 56th Avenue North, Crystal, MN  55428                                                   Phone: (612) 535-0000          0652
5300 Excelsior Boulevard, St. Louis Park, MN  55416                                          Phone: (612) 928-9999          0719
3130 2nd Street South, St. Cloud, MN  56301                                                  Phone: (612) 252-7000          0789
963 West 78th Street, Chanhassen, MN 55317                                                   Phone: (612) 474-3800          0807
5050 Central Avenue, Columbia Heights, MN 55421                                              Phone: (612) 571-7500          0820
8061 Brooklyn Boulevard, Brooklyn Park, MN  55445                                            Phone: (612) 391-7444          0867
1580 Madison Avenue, Mankato, MN  56001                                                      Phone: (507) 388-8575          0876
1905 County Road 42 West, Burnsville, MN  55306                                              Phone: (612) 892-5000          0878
590 Prairie Center Drive, Eden Prairie, MN  55344                                            Phone: (612) 943-1000          0881
1201 South Broadway, #60, Rochester, MN  55904                                               Phone: (507) 289-7000          0924
101 - 89th Avenue, Blaine, MN  55434                                                         Phone: (612) 786-1111          0942
2440 White Bear Avenue, Maplewood,  MN  55109                                                Phone: (612) 777-2800          1063
700 West 78th Street, Richfield, MN  55423                                                   Phone: (612) 861-0101          1107
12967 Ridgedale Drive, Minnetonka, MN  55345                                                 Phone: (612) 540-0123          1111
2720 Lincoln Drive, Roseville, MN  55113                                                     Phone: (612) 631-1110          1114
2133A Hudson Road, St. Paul, MN  55119                                                       Phone: (612) 739-3300          1150
2600 East Lake Street, Minneapolis, MN 55406                                                 Phone: (612) 721-5500          1379
7650 Olson Memorial Highway, Golden Valley, MN 55427                                         Phone: (612) 542-8898          1501
7979 Wedgewood Lane North, Golden Valley, MN 55427                                           Phone: (612) 542-8898          1675
8362 Tamarack Village, Woodbury, MN 55125                                                    Phone: (612) 702-0979          1676

MISSOURI
--------

Finest Foodservice, L.L.C.*
8717 West 110th Street, Suite 600, Overland Park, KS  66211                                  Phone: (913) 344-1600
Contacts:  Robert L. Sirkis                                                                  Fax:   (913) 344-1610

Unit Locations:

1615 Jungermann Road, St. Charles, MO  63304                                                 Phone: (314) 939-0177          0716
10018 Manchester Road, Glendale, MO  63122                                                   Phone: (314) 821-7577          0756
13965 Manchester Road, Ballwin, MO  63011                                                    Phone: (314) 230-0081          0784
14171 East 40 Highway, Kansas City, MO  64136                                                Phone: (816) 373-4561          0792
1928 Zumbehl Road, St. Charles, MO  63303                                                    Phone: (314) 947-3444          0836


12710 Olive Boulevard, Creve Coeur, MO  63141                                                Phone: (314) 205-2229          0855
9310 East 350 Highway, Raytown, MO  64133                                                    Phone: (816) 353-7979          0921
1051 South 7 Highway, Blue Springs, MO 64015                                                 Phone: (816) 220-7727          0944
111 North Range Line, Joplin, MO  64801                                                      Phone: (417) 626-8585          1026
4040 Mill Street, Kansas City, MO 64111                                                      Phone: (816) 960-0600          1027
1027 N.E. Rice Road, Lee's Summit, MO  64086                                                 Phone: (816) 524-4224          1053
3757 South Glenstone, Springfield, MO  65804                                                 Phone: (417) 886-4700          1146
5905 South Lindberg Boulevard, St. Louis, MO  63123                                          Phone: (314) 894-4404          1148
15631 Manchester Road, Ellisville, MO 63011                                                  Phone: (314) 227-7797          1400
301 North Belt Highway, St. Joseph, MO 64506                                                 Phone: (816) 387-8111          1497
2375 North Highway 67, Florissant, MO 63033                                                  Phone: (314) 830-0888          1625

NEBRASKA
--------

Finest Foodservice, L.L.C.*
8717 West 110th Street, Suite 600, Overland Park, KS  66211                                  Phone: (913) 344-1600
Contact:  Robert L. Sirkis                                                                   Fax:   (913) 344-1610

Unit Locations:

4144 South 50th, Omaha, NE  68117                                                            Phone: (402) 734-7900          0295
1601 Q Street, Lincoln, NE  68508                                                            Phone: (402) 438-4100          0324
4524 Dodge Street, Omaha, NE  68132                                                          Phone: (402) 556-9800          0338
704 North 114th Street, Omaha, NE  68154                                                     Phone: (402) 493-3800          0424
3029 North 90th Street, Omaha, NE  68134                                                     Phone: (402) 571-3900          0532
12423 West Center Road, Omaha, NE  68144                                                     Phone: (402) 334-6800          0549
500 North 48th Street, Lincoln, NE  68504                                                    Phone: (402) 466-3111          0673
3406 West State Street, Grand Island, NE  68803                                              Phone: (308) 381-8811          0806
3410 North 27th Street, Lincoln, NE  68521                                                   Phone: (402) 465-4600          0838

NEVADA
------

BC Golden Gate, L.L.C.*
2105 Bascom Avenue, Suite 135, Campbell, CA  95008                                           Phone: (408) 558-6400
Contact:  John L. Cutter                                                                     Fax:   (408) 558-6419

Unit Locations:

4801 Kietzke Lane, Reno, NV 89502                                                            Phone: (702) 827-5900          1588


BCE West, L.P.*
4110 North Scottsdale Road, Suite 235, Scottsdale, AZ  85251                                 Phone: (602) 994-4000
Contacts:  Larry Hohl, Troy Cooper                                                           Fax:   (602) 994-0044

Unit Locations:

2081 West Sunset Road, Henderson, NV  89014                                                  Phone: (702) 435-4022          0909
2650 West Sahara, Las Vegas, NV  89102                                                       Phone: (702) 221-4114          1045
7291 West Lake Mead Boulevard, Las Vegas, NV  89128                                          Phone: (702) 233-1111          1047
2565 East Tropicana, Las Vegas, NV  85191                                                    Phone: (702) 456-3355          1048
280 North Nellis Boulevard, Las Vegas, NV 89115                                              Phone: (702) 452-8550          1635
2680 South Maryland Parkway, Las Vegas, NV 89109                                             Phone: (702) 734-0900          1791
9031 West Sahara Avenue, #100, Las Vegas, NV 89117                                           Phone: (702) 254-3393          1903

NEW HAMPSHIRE
-------------

BC Boston, L.P. *
100 Cummings Park, Woburn, MA 01801                                                          Phone: (617) 933-3971
Contact:  Patrick McDonnell                                                                  Fax:   (617) 933-7711

Unit Locations:

10 Fort Eddy Road, Concord, MA 03301                                                         Phone: (603) 225-9723          1831
33 Winchester Street, Keene, NH 03431                                                        Phone: (603) 352-9742          1916
Route 12A (South Main Street), West Lebanon, NH 03784                                        Phone: (603) 298-0170          1963

H & A Enterprises, Inc.
14 March Avenue, Manchester, NH 03103                                                        Phone: (203) 523-1167
Contact:  Howard Gelin

Unit Locations:

TJ Maxx Plaza, 14 March Avenue, Manchester, NH 03103                                         Phone: (603) 641-9464          0027
375 Amherst Street, Nashua, NH 03063                                                         Phone: (603) 882-5553          0058
8 Durgin Square, Portsmouth, NH 03801                                                        Phone: (603) 436-8770          0252

NEW JERSEY
----------

BC New York, L.L.C.*
400 Lanidex Plaza, Parsippany, NJ 07054                                                      Phone: (201) 739-8801
Contact:  Robert P. Anarumo                                                                  Fax:   (201) 515-7319


Unit Locations:

91 East Mt. Pleasant Avenue, Livingston, NJ  07039                                           Phone: (201) 994-1199          0025
278 North Avenue, Westfield, NJ  07090                                                       Phone: (908) 232-1188          0055
561 US Route 1, Store A-1, Edison, NJ  08817                                                 Phone: (908) 985-7030          0078
247 Route 10 East, Succasunna, NJ  07876                                                     Phone: (201) 584-9200          0119
1605 Lemoine Avenue, Fort Lee, NJ  07024                                                     Phone: (201) 944-1500          0121
222 Mountain Avenue, Springfield, NJ  07081                                                  Phone: (201) 379-7775          0134
384 Springfield Avenue, Berkley Heights, NJ  07922                                           Phone: (908) 665-4222          0142
523 Chestnut Street, Union, NJ  07083                                                        Phone: (908) 687-1700          0195
743 Route 17S, Paramus, NJ  07652                                                            Phone: (201) 445-6633          0277
422 Washington Avenue, Hoboken, NJ  07030                                                    Phone: (201) 795-5300          0303
300 Route 18 North, East Brunswick, NJ  08816                                                Phone: (908) 432-0404          0316
314 Essex Street, Hackensack, NJ  07644                                                      Phone: (201) 845-7778          0323
4925 Stelton Road, South Plainfield, NJ  07080                                               Phone: (908) 754-9777          0604
950 Route 22 East, Somerville, NJ  08876                                                     Phone: (908) 526-5800          0605
1587-1595 Oak Tree Road, Woodbridge Township, NJ  08830                                      Phone: (908) 906-8281          0611
649 Route 206 North, Belle Mead, NJ  08502                                                   Phone: (908) 359-6069          0643
491-493 Ridge Road, North Arlington, NJ  07032                                               Phone: (201) 997-1006          0696
1076 Highway 9 South, Old Bridge, NJ  08857                                                  Phone: (908) 316-0200          0798
641 Shunpike Road, Chatham, NJ  07928                                                        Phone: (201) 660-0077          0871
1342 Clifton Avenue, Clifton, NJ 07013                                                       Phone: (201) 778-7879          0965
900 Easton Avenue, Somerset, NJ 08873                                                        Phone: (908) 214-1144          0993
10 Route 22 West, Greenbrook, NJ  08812                                                      Phone: (908) 755-1221          1003
#3 Route 57, Hackettstown, NJ 07840                                                          Phone: (908) 979-9600          1005
6 Wanaque Avenue, Pompton Lakes, NJ  07442                                                   Phone: (201) 616-7007          1098
199 Route 46W, Rockaway Boro, NJ  07866                                                      Phone: (201) 625-8777          1112
1172 Hamburg Turnpike, Wayne, NJ 07470                                                       Phone: (201) 633-0570          1382
350 West St. George Avenue, Linden, NJ  07036                                                Phone: (908) 925-9595          1594
522 Broadway, Bayonne, NJ 07002                                                              Phone: (201) 339-0202          1606
1560 St. Georges Avenue, Avenel, NJ 07001                                                    Phone: (908) 381-8833          1658
1160 US Route 46 West, Clifton, NJ 07011                                                     Phone: (201) 591-0111          1659
447 Central Avenue, East Orange, NJ 07019                                                    Phone: (201) 678-1616          1660
878 US Route 1 Northbound, Edison, NJ 08817                                                  Phone: (908) 248-3080          1661
2120 Broadway, Fairlawn, NJ 07410                                                            Phone: (201) 794-2100          1662
180 Hackensack Avenue, Hackensack, NJ 07602                                                  Phone: (201) 457-0707          1664
300-02 Route 46, Little Ferry, NJ 07643                                                      Phone: (201) 329-7700          1665
395 Route 17 North, Mahwah, NJ 07430                                                         Phone: Not assigned            1667#
1411 US Route 1, Menlo Park, NJ 08817                                                        Phone: (908) 603-9555          1668
2650 Route 22, Union, NJ 07083                                                               Phone: (908) 687-8400          1671
321 Broad Avenue, Ridgefield, NJ 07657                                                       Phone: (201) 945-0303          2092

Family Style Restaurant Corporation
303 Molnar Drive, Elmwood Park, NJ 07407                        Phone: (201) 797-4100
Contacts:  Jim Hufnagel, William Hufnagel

Unit Locations:

Ramsey Food Corporation
128 East Main Street, Ramsey, NJ 07446                          Phone: (201) 327-1155          0061

Park Ridge Restaurant Corporation
150 Kindermack Road, Park Ridge, NJ 07656                       Phone: (201) 391-1600          0106

Waldwick Food Corporation
20 Wyckoff Avenue, Waldwick, NJ 07463                           Phone: (201) 447-3300          0174

Emerson Food Corporation
175 Kinderkamack, Emerson, NJ 07463                             Phone: (201) 599-0500          0319

Northvale Food Corporation
275 Livingston Avenue, Northvale, NJ  07647                     Phone: (201) 784-1177          0662

East Hanover Food Corporation
332 Route 10 West, East Hanover, NJ  07936                      Phone: (201) 884-7200          1728

NEW MEXICO
----------

BCE West, L.P. *
4110 North Scottsdale Road, Suite 235, Scottsdale, AZ 85251     Phone: (602) 994-4000
Contacts:  Larry Hohl, Troy Cooper                              Fax:   (602) 994-0044

Unit Locations:

340 Eubank, Albuquerque, NM 87102                               Phone: (505) 299-1100          0447
5640 Wyoming Boulevard, Albuquerque, NM 87109                   Phone: (505) 857-0700          0554

NEW YORK
--------

BC Boston, L.P.*
100 Cummings Park, Woburn, MA 01801                             Phone: (617) 933-3971
Contact:  Patrick McDonnell                                     Fax:   (617) 933-7711

Unit Locations:

Village Plaza, Clifton Park, NY 12065                           Phone: (518) 373-0026          0036
195 Broadway, Saratoga Springs, NY 12866                        Phone: (518) 587-3414          0126
1720 Union Street, Schenectady, NY 12309                        Phone: (518) 346-2376          0127
753 New London, Latham, NY 12110                                Phone: (518) 785-7509          0232
1 Elsmere Avenue, Delmar, NY 12054                              Phone: (518) 478-0338          0548
1235 Western Avenue, Albany, NY 12203                           Phone: (518) 446-9101          1833

BC New York, L.L.C.*
400 Lanidex Plaza, Parsippany, New Jersey  07054                Phone: (201) 739-8801
Contact:  Robert P. Anarumo                                     Fax:   (201) 515-7319

Unit Locations:

430 Woodbury Road,  Plainview, NY 11803                         Phone: (516) 931-8200          0022
2093 Merrick Road, Merrick, NY  11566                           Phone: (516) 379-9400          0033
130 North Bedford Road, Mt. Kisco, NY 10549                     Phone: (914) 241-8800          0054
22H Shore Road, Port Washington, NY  11050                      Phone: (516) 944-7705          0075
77 Quaker Ridge Road, New Rochelle, NY 10804                    Phone: (914) 235-0550          0108
818-820 Hicksville Road, North Massepequa, NY 11758             Phone: (516) 541-5446          0144
2295 Hempstead Turnpike, East Meadow, NY 11554                  Phone: (516) 579-1700          0145
153-35A Cross Island Parkway, Whitestone, NY  11357             Phone: (718) 746-4181          0181
667 Boston Post Road, Mamaroneck, NY 10543                      Phone: (914) 777-1017          0211
2091 Hillside Avenue, New Hyde Park, NY 11042                   Phone: (516) 328-2424          0225
964-966 Middle Country Road, Selden, NY 11784                   Phone: (516) 736-4577          0234
67 Glen Street, Glen Cove, NY  11542                            Phone: (516) 759-9793          0254
1625 Hempstead Turnpike, Elmont, NY 11003                       Phone: (516) 352-8603          0255
168 West Merrick Road, Valley Stream, NY 11563                  Phone: (516) 561-5539          0280
3962 Hempstead Turnpike, Bethpage, NY 11714                     Phone: (516) 579-0779          0311
Newdon Plaza, 32 North Main Street, New City, NY 10956          Phone: (914) 638-3847          0340
32 Xavier Drive, Yonkers, NY 10701                              Phone: (914) 963-1305          0373
168 Atlantic Avenue, Freeport, NY 11520                         Phone: (516) 377-4220          0418
23-90 Bell Boulevard, Bayside, NY  11360                        Phone: (718) 224-1747          0423
Broadway, Parcel No. 3005, Hicksville, NY 11801                 Phone: (516) 822-1484          0463
1605 Deer Park Avenue, Deer Park, NY 11729                      Phone: (516) 254-0922          0464
555 Long Beach Road, Long Beach, NY 11561                       Phone: (516) 431-6700          0465
652-654 Central Avenue, Scarsdale, NY 10583                     Phone: (914) 472-5038          0533
47 Cold Spring Road, Syosset, NY 10791                          Phone: (516) 496-7257          0534
5124 Northern Boulevard, Woodside, NY  11377                    Phone: (718) 533-6200          0546
254-65 Horace Harding Boulevard, Little Neck, NY  11362         Phone: (718) 225-3446          0585
2028 Rockaway Parkway, Brooklyn, NY  11236                      Phone: (718) 531-8700          0592
163 East Montauk Highway, Lindenhurst, NY  11757                Phone: (516) 957-7046          0597
171-50 Northern Boulevard, Flushing, NY  11358                  Phone: (718) 445-0425          0608

61-45 188th Street, Fresh Meadows, NY  11365                    Phone: (718) 264-7137          0641
1465 Forest Avenue, Staten Island, NY  10302                    Phone: (718) 815-1198          0663
271 West 23rd Street, New York, NY  10011                       Phone: (212) 206-1221          0695
275 Route 25A, Miller Place, NY  11764                          Phone: (516) 474-5000          0758
803 Montauk Highway, Shirley, NY  11967                         Phone: (516) 395-5015          0852
23 Montauk Highway, East Islip, NY  11730                       Phone: (516) 277-3232          0875
60-18 Metropolitan Avenue, Ridgewood, NY  11385                 Phone: (718) 386-5858          0879
343 Rockaway Turnpike, Lawrence, NY  11559                      Phone: (516) 239-0357          0915
2426 Eastchester Road, Bronx, NY  10469                         Phone: (718) 654-3200          0923
3371-85 East Tremont Avenue, Bronx, NY  10465                   Phone: (718) 824-0440          0950
106-24 71st Avenue, Forest Hills, NY  11375                     Phone: (718) 261-0500          0990
75-31 & 75-33 - 31st Avenue, Jackson Heights, NY  11370         Phone: (718) 205-5800          1025
83-02 Atlantic Avenue, Ozone Park, NY 11416                     Phone: (718) 647-4700          1092
2530 Hylan Boulevard, Staten Island, NY  10306                  Phone: (718) 980-4300          1152
854 Arthur Kill Road, Staten Island, NY 10312                   Phone: (718) 227-8200          1153
400 Route 211 East, Middletown, NY  10940                       Phone: (914) 344-1817          1169
1180 Route 9 South, Wappinger Falls, NY  12590                  Phone: (914) 298-9999          1170
419 Old Country Road, Westbury, NY  11590                       Phone: (516) 997-0777          1179
948 Second Avenue, New York, NY 10022                           Phone: (212) 355-2000          1390
2411 Broadway, New York, NY 10024                               Phone: (212) 579-5551          1395
85-25 126th Street, Richmond Hill, NY 11415                     Phone: (718) 849-4000          1438
401 Value Drive, Kingston, NY 12401                             Phone: (914) 336-0300          1439
1972 Ralph Avenue, Brooklyn, NY 11234                           Phone: (718) 241-5700          1589
50-01 Queens Boulevard, Queens, NY 11377                        Phone: (718) 779-3700          1669
603 Hempstead Turnpike, West Hempstead, NY 11552                Phone: (516) 539-0500          1672
90 Broadhollow Road, Farmingdale, NY 11735                      Phone: (516) 753-3777          1775
80 East Main Street, Smithtown, NY 11787                        Phone: (516) 361-7070          1777
2010 Bartow Avenue, Bronx, NY 10470                             Phone: Not assigned            1889#
605 Portion Road, Lake Ronkonkoma, NY 11779                     Phone: (516) 471-4800          2096#
2450 Route 9, Fishkill, NY 12524                                Phone: (914) 896-1212          2238

Charles Dalsgard
22 Glen Drive, Goshen, NY 10924                                 Phone: (914) 294-9588
Contact:  Charles Dalsgard

Unit Locations:

Hudson Valley NBC Corporation
7 Matthews Street, Goshen, NY 10924                             Phone: (914) 294-9662          0043

Middletown NBC Corporation
125 Dolson Avenue, Middletown, NY 10940                         Phone: (914) 342-2678          0074

P & L Food Services, L.L.C.*
1740 Washington Road, Pittsburgh, PA  15241                     Phone: (412) 835-4411
Contacts:  Lawrence Beck, Patrick McDonnell                     Fax:   (412) 835-6010

Unit Locations:

6709 Pittsford-Palmyra Road, Fairport, NY 14450                 Phone: (716) 425-3000          0235
1900 Empire Boulevard, Penfield, NY 14580                       Phone: (716) 787-0330          0526
8292 Niagara Falls Boulevard, Niagara Falls, NY  14304          Phone: (716) 283-2866          0610
8160 Transit, Amherst, NY  14221                                Phone: (716) 688-1948          0614
2380 Delaware Avenue, Buffalo, NY  14216                        Phone: (716) 873-4548          0617
4940 Transit Road, Cheektowa, NY  14043                         Phone: (716) 656-8477          0629
2700 West Ridge Road, Greece, NY  14626                         Phone: (716) 453-0570          0661
4185 Maple Road, Amherst, NY  14226                             Phone: (716) 834-2320          0805
3823 Union Road, Cheektowaga, NY 14225                          Phone: (716) 651-4629          0956
5849 South Transit Road, Lockport, NY  14094                    Phone: (716) 439-5486          1303
4408 Milestrip Road, Blasdell, NY 14219                         Phone: (716) 823-2818          1809

Welco of Rye
75 Theodore Fremd Avenue, Rye, NY 10573                         Phone: (914) 967-1111
Contacts:  Ed Hoberman, Walter Rubin                            Fax:   (914) 967-4171

Unit Location:

75 Theodore Fremd Avenue, Rye, NY 10573                         Phone: (914) 967-1111          0028

NORTH CAROLINA
--------------

Platinum Rotisserie, L.L.C.*
100 Cambridge Park, Suite B, Winston-Salem, NC 27104            Phone: (910) 659-5000
Contact:  Anthony D. Wedo                                       Fax:   (910) 659-5116

Unit Locations:

9500 Strickland Road, Raleigh, NC 27615                         Phone: (919) 676-7609          0198
3029 Auto Drive, Durham, NC 27707                               Phone: (919) 490-8677          0199
5615 West Friendly Avenue, Greensboro, NC 27410                 Phone: (910) 292-6336          0239
1909 Skibo Road, Fayetteville, NC 28314                         Phone: (910) 864-1666          0292
4408 Falls of Neuse Road, Raleigh, NC 27609                     Phone: (919) 876-7769          0305
4558-A Capital Boulevard, Raleigh, NC 27604                     Phone: (919) 981-7450          0306
110 North Summit Square Drive, Winston-Salem, NC 27105          Phone: (910) 377-3444          0307

6109 Glenwood Avenue, Raleigh, NC 27612                         Phone: (919) 782-7335          0326
6200 Albemarle Road, Charlotte, NC 28212                        Phone: (704) 531-2133          0342
829 Providence Road, Charlotte, NC  28207                       Phone: (704) 358-8505          0359
1800 East Franklin Street, Chapel Hill, NC 27514                Phone: (919) 942-4600          0414
9550 East Independence Boulevard, Matthews, NC 28105            Phone: (704) 849-2850          0436
1203 Silas Creek Parkway, Winston-Salem, NC 27127               Phone: (910) 777-0711          0451
1397 Kildaire Farm Road, Cary, NC 27511                         Phone: (919) 319-3818          0480
299 Jonestown Road, Winston-Salem, NC 27104                     Phone: (910) 659-1035          0499
205 South Stratford Road, Winston-Salem, NC 27103               Phone: (910) 724-0153          0509
1705 Raleigh Road, West, Wilson, NC 27893                       Phone: (919) 206-1700          0512
204 S.West Greenville Boulevard, Greenville, NC 27834           Phone: (919) 321-1700          0519
4150 Fayetteville Road, Raleigh, NC 27529                       Phone: (919) 772-6003          0555
1644 Hendersonville Highway, Asheville, NC 28803                Phone: (704) 274-8955          0561
7721 Pineville-Matthews Road, Charlotte, NC  28226              Phone: (704) 543-0782          0653
801 South Main Street, Kernersville, NC  27284                  Phone: (910) 996-9797          0679
3090 East Franklin Boulevard, Gastonia, NC  28054               Phone: (704) 865-9333          0788
1001 Chancellor Park Drive, Charlotte, NC  28213                Phone: (704) 597-5688          0791
2300-C North Main, High Point, NC  27262                        Phone: (910) 889-9461          0866
8020 Providence Road, Charlotte, NC 28277                       Phone: (704) 544-8989          1560
2740 South Church Street, Burlington, NC 27215                  Phone: (910) 538-1700          1836

OHIO
----

BC Great Lakes, L.L.C.*
770 Pasquinelli Drive, Suite 400, Westmont, IL  60559           Phone: (708) 887-2601
Contact:  John B. Morlock                                       Fax:   (708) 887-9931

Unit Locations:

6550 Airport Highway, Holland, OH 43528                         Phone: (419) 868-7811          0249
3808 Secor Road, Toledo, OH 43606                               Phone: (419) 292-0060          0250
917 Conant Street, Maumee, OH 43537                             Phone: (419) 893-0001          0469
5812 Alexis Road, Sylvania, OH 43560                            Phone: (419) 885-8805          0470
930 West Alexis Road Toledo, OH 43612                           Phone: (419) 478-2241          0524

BC Superior, L.L.C. *
5454 Wisconsin Avenue, Suite 810, Chevy Chase, MD 20815         Phone: (301) 215-9054
Contact:  Steven J. Quamme                                      Fax:   (301) 215-9063

Unit Locations:

7704 Montgomery Road, Cincinnati, OH 45236                      Phone: (513) 792-8180          0224

2692 Madison Road, Suite A-1, Cincinnati, OH 45208              Phone: (513) 841-5990          0285
9430 Fields Ertel Road, Cincinnati, OH 45249                    Phone: (513) 583-4220          0330
725 Nilles Road, Fairfield, OH 45014                            Phone: (513) 829-1282          0355
1095 SR 28 Bypass, Milford, OH 45150                            Phone: (513) 248-5800          0449
8565 Winton Road, Cincinnati, OH 45231                          Phone: (513) 728-4600          0462
5201 Delhi Pike, Cincinnati, OH 45238                           Phone: (513) 347-2999          0504
5774 Springboro Pike, Moraine, OH 45449                         Phone: (513) 643-7265          0522
7480 Old Troy Pike, Huber Heights, OH 45424                     Phone: (513) 237-6620          0531
6270 Wilmington Pike, Sugar Creek Towns, OH  45459              Phone: (513) 848-6500          0616
7806 Kingland Drive, West Chester, OH 45069                     Phone: (513) 755-5800          0628
2853 Centre Drive, Beavercreek, OH  45324                       Phone: (513) 320-5565          0656
1195 West Kemper Road, Forest Park, OH  45240                   Phone: (513) 589-3350          0680
4397 Glen Este-Withamsville, Cincinnati, OH  45245              Phone: (513) 943-3550          0689
810 Kemper Commons Circle, Cincinnati, OH 45246                 Phone: (513) 671-1172          0961
126 West McMillan Street, Cincinnati, OH  45219                 Phone: (513) 475-5900          0962
4110 Far Hills Avenue, Kettering, OH 45429                      Phone: (513) 643-9800          1033
3359 Pendleton Circle, Middletown, OH  45005                    Phone: (513) 422-4400          1070
1775 West Main Street, Troy, OH  45373                          Phone: (513) 339-9866          1161
1516 Miamisburg Centerville Road, Dayton, OH 45459              Phone: (937) 291-2232          1646
8284 Beechmont Avenue, Cincinnati, OH 45230                     Phone: (513) 474-7727          1789

P & L Food Services, L.L.C. *
1740 Washington Road, Pittsburgh, PA  15241                     Phone: (412) 835-4411
Contacts:  Lawrence Beck, Patrick McDonnell                     Fax:   (412) 835-6010

Unit Locations:

2741 East Main Street, Bexley, OH 43209                         Phone: (614) 237-5015          0035
16773 Chargin Boulevard, Shaker Heights, OH 44120               Phone: (216) 991-0300          0076
3137 Kingsdale Shopping Center, Shaker Heights, OH 44120        Phone: (216) 991-0300          0088
Ridge Park Square, 4742 Ridge Road, Brooklyn, OH 44144          Phone: (216) 459-1500          0090
3750 West Market Street, Unit F, Fairlawn, OH 44333             Phone: (216) 666-6997          0115
5096 Mayfield Road, Lyndhurst, OH 44124                         Phone: (216) 460-0505          0139
113 West Schrock Road, Westerville, OH 43081                    Phone: (614) 899-2449          0143
1350 West Pleasant Valley Road, Parma, OH 44134                 Phone: (216) 845-9700          0167
699 Howe Avenue, Cuyahoga Falls, OH 44221                       Phone: (216) 922-3333          0202
24195 Chagrin Boulevard, Beachwood, OH 44122                    Phone: (216) 591-1990          0216
34295 Aurora Road, Solon, OH 44138                              Phone: (216) 498-0088          0259
14375 Pearl Road, Strongsville, OH 44136                        Phone: (216) 846-0003          0261
9361 Mentor Avenue, Mentor, OH 44060                            Phone: (216) 974-7333          0264
6330 Tussing Road, Columbus, OH 43068                           Phone: (614) 861-2585          0312
5150 Tuttle Crossing Boulevard, Dublin, OH 43017                Phone: (614) 766-5885          0409

21665 Center Ridge Road, Rocky River, OH 44116                  Phone: (216) 331-0060          0452
2184 Warrensville Center Road, University Heights, OH 44118     Phone: (216) 321-2219          0483
435 Boardman - Poland Road, Boardman, OH 44512                  Phone: (216) 726-4066          0507
26440 Lorain Road, N. Olmsted, OH 44070                         Phone: (216) 779-0800          0576
4310 West Broad Street, Columbus, OH 43228                      Phone: (614) 274-9300          0613
683 East Aurora, Macedonia, OH  44056                           Phone: (216) 467-5333          0767
6515 Sawmill Road, Dublin, OH  43017                            Phone: (614) 798-1166          0824
413 Northfield Road, Bedford, OH 44146                          Phone: (216) 439-4350          0938
4474 Everhard Road, Canton, OH  44718                           Phone: (216) 497-8330          0954
14833 Detroit Avenue, Lakewood, OH 44107                        Phone: (216) 228-1236          1466
960 North Court Street, Lakewood, OH 44107                      Phone: (216) 228-1236          1505

OREGON
------

BC Northwest, L.P.*
1601-114 Avenue, SE, Ste. 130, Bellevue, WA 98008               Phone: (206) 454-8665
Contact:  Dennis B. Mullen                                      Fax:   (206) 454-9198

Unit Locations:

19009 Beavercreek Road, Oregon City, OR  97045                  Phone: (503) 655-5566          0587
13935 SW Pacific Highway, Tigard, OR  97223                     Phone: (503) 968-6700          0707
1650 NE 8th Street, Gresham, OR  97030                          Phone: (503) 667-5080          0713
8308 SE Powell, Portland, OR  97206                             Phone: (503) 771-1800          0714
10112 NE Halsey, Portland, OR  97220                            Phone: (503) 252-9922          0816
407 Lancaster Drive NE, Salem, OR 97301                         Phone: (503) 581-1122          0834
2121 West Burnside, Portland, OR  97210                         Phone: (503) 221-0700          0922
10500 SE 82nd Avenue, Clackamas, OR  97266                      Phone: (503) 771-0800          0963
2145 N.W. Town Center Drive, Beaverton, OR 97006                Phone: (503) 690-7100          1017
4940 Commercial Street SE, Salem, OR  97302                     Phone: (503) 362-9900          1117
2625 SW Cedar Hills Boulevard, Beaverton, OR 97005              Phone: (503) 646-7777          1306
12700 SW North Dakota, Suite 100, Tigard, OR 97223              Phone: (503) 590-5900          1404
15780 Boones Ferry Road, Lake Oswego, OR 97035                  Phone: (503) 635-5500          1424
1250 Biddle Road, Space A, Medford, OR 97504                    Phone: (541) 770-5100          1552
550 NE Circle Boulevard, Corvallis, OR 97330                    Phone: (541) 766-8848          1561
15009 SE McLoughlin Boulevard, Milwaukie, OR 97267              Phone: (503) 654-1787          1708
575 SE 10th Avenue, Hillsboro, OR 97123                         Phone: (503) 640-5300          1988

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

PENNSYLVANIA
------------
P & L Food Services, L.L.C. *
1740 Washington Road, Pittsburgh, PA  15241                                                  Phone: (412) 835-4411
Contacts:  Lawrence Beck, Patrick McDonnell                                                  Fax:   (412) 835-6010

Unit Locations:

1736 Washington, Pittsburgh, PA 15241                                                        Phone: (412) 854-5840          0060
3776 William Penn Highway, Monroeville, PA 15146                                             Phone: (412) 373-7010          0146
5889 Forbes Avenue, Pittsburgh, PA 15217                                                     Phone: (412) 521-8550          0147
4826 McKnight Road, Pittsburgh, PA 15237                                                     Phone: (412) 369-7750          0160
98 Clairton Road, Pleasant Hills, PA 15236                                                   Phone: (412) 653-9490          0266
5200 Baum Boulevard, Pittsburgh, PA 15224                                                    Phone: (412) 683-9752          0270
978 Greentree Road, Greentree, PA 15220                                                      Phone: (412) 928-0716          0410
20290 Route 19, Mars, PA 16046                                                               Phone: (412) 779-1120          0411
1000 East Pittsburgh Street, Greensburg, PA 15601                                            Phone: (412) 838-9864          0450
1635 McFarland Road, Pittsburgh, PA 15216                                                    Phone: (412) 571-9034          0508
4618 Route 8, Pittsburgh, PA 15216                                                           Phone: (412) 571-9034          0797
5933 Peach Street, Erie, PA  16509                                                           Phone: (814) 864-7715          0982
2390 East State Street, Hermitage, PA 16148                                                  Phone: (412) 983-0760          1465
201 Tarentum Bridge Road, New Kensington, PA 15068                                           Phone: (412) 334-6640          1619

RHODE ISLAND
------------

BC Boston, L.P.*
100 Cummings Park, Woburn, MA 01801                                                          Phone: (617) 933-3971
Contact:  Patrick McDonnell                                                                  Fax:   (617) 933-7711

Unit Locations:

258 Bellvue, Newport, RI 02840                                                               Phone: (401) 849-8990          0030
185 Sockanosset Cross Road, Cranston, RI 02920                                               Phone: (401) 946-2449          0096
633 North Main Street, Providence, RI  02904                                                 Phone: (401) 273-9690          1103
1670 Mineral Springs Avenue, North Providence, RI 02904                                      Phone: (401) 353-6009          1815

SOUTH CAROLINA
--------------

Platinum Rotisserie, L.L.C.*
100 Cambridge Park, Suite B, Winston-Salem, NC 27104                                         Phone: (910) 659-5000
Contact:  Anthony D. Wedo                                                                    Fax:   (910) 659-5116

                                      30
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

Unit Locations:

101 Brown Road, Anderson, SC 29621                                                           Phone: (803) 224-1855          0545
3619 Pelham Road, Greenville, SC 29615                                                       Phone: (803) 987-0650          0564
1751 East Main Street, Spartanburg, SC 29302                                                 Phone: (864) 582-3999          0726
2475 Laurens Road, Greenville, SC  29607                                                     Phone: (803) 627-8600          0800
2099 West Evans Street, Florence, SC 29501                                                   Phone: (803) 629-0900          0988

SOUTH DAKOTA
------------

Finest Foodservice, L.L.C.*
8717 West 110th Street, Suite 600, Overland Park, KS  66211                                  Phone: (913) 344-1600
Contact:  Robert L. Sirkis                                                                   Fax:   (913) 344-1610

Unit Location:

1900 West 41st Street, Sioux Falls, SD  57105                                                Phone: (605) 331-4545          1141

TENNESSEE
---------

BC Superior, L.L.C.*
5454 Wisconsin Avenue, Suite 810, Chevy Chase, MD 208151                                     Phone: (301) 215-9054
Contact:  Steven J. Quamme                                                                   Fax:   (301) 215-9063

Unit Locations:

330 Franklin Road, Suite 400-E, Brentwood, TN 37027                                          Phone: (615) 661-8766          0839
166 Johnny Cash Parkway, Hendersonville, TN  37075                                           Phone: (615) 822-9944          1014
760 North West Broad Street, Murfreesboro, TN 37130                                          Phone: (615) 848-2500          1074
4097 Nolensville Pike, Nashville, TN 37211                                                   Phone: (615) 832-8200          1076
402 21st Avenue South, Nashville, TN  37212                                                  Phone: (615) 322-5350          1077
4014 Hillsboro Circle, Nashville, TN 37215                                                   Phone: (615) 297-3800          1496
1708 Galleria Boulevard, Franklin, TN 37014                                                  Phone: (615) 771-6800          2319
1905 Gallatin Pike North, Nashville, TN 37115                                                Phone: (615) 851-0700          2320#
3061 Wilma Rudolph Boulevard, Clarksville, TN 37042                                          Phone: (615) 553-4000          2321#

TEXAS
-----

BC Texas, Inc. *
14275 Midway Road, Suite 315, Dallas, TX 75244                                               Phone: (214) 663-8300
Contact:  Mike Donovan                                                                       Fax:   (214) 520-7321


                                      31
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

Unit Locations:

4216 Oak Lawn Avenue, Highland Park, TX 75219                                                Phone: (214) 528-0555          0084
1230 Town East Boulevard, Mesquite, TX 75150                                                 Phone: (214) 681-0600          0098
5941 Forest Lane, Mesquite, TX 75150                                                         Phone: (214) 681-0600          0103
730 West Centerville Road, Mesquite, TX 75150                                                Phone: (214) 681-0600          0104
789 Wheatland Road, Duncanville, TX 75116                                                    Phone: (214) 709-0926          0112
4402 Little Road, Arlington, TX 76017                                                        Phone: (817) 478-8878          0120
4635 Frankford Road, Arlington, TX 76017                                                     Phone: (817) 478-8878          0157
2705 North Beltline Road, Irving, TX 75062                                                   Phone: (214) 594-6014          0188
841 East Lamar Road, Arlington, TX 76011                                                     Phone: (817) 276-9900          0200
5944 West Northwest Highway, Dallas, TX 75225                                                Phone: (214) 691-6869          0208
6353 Camp Bowie Boulevard, Fort Worth, TX 76116                                              Phone: (817) 377-3300          0217
4960 South Cooper Street, Arlington, TX 76017                                                Phone: (817) 472-5500          0226
1570 West Main Street, Lewisville, TX 75067                                                  Phone: (214) 436-8199          0227
701 West 15th Street, Plano, TX 75075                                                        Phone: (214) 578-7997          0281
494 Grapevine Highway, Hurst, TX 76054                                                       Phone: (817) 581-9999          0293
3797 Forest Lane, Dallas, TX 75244                                                           Phone: (214) 484-0101          0325
2104 Preston Road, Plano, TX 75093                                                           Phone: (214) 612-2625          0328
6000 Rufe Snow, N. Richland Hills, TX 76180                                                  Phone: (817) 788-8008          0332
1810 West University, McKinney, TX 75069                                                     Phone: (214) 542-3322          0344
6917 Independence Parkway, Plano, TX 75023                                                   Phone: (214) 491-0800          0351
804 MacArthur, Coppell, TX 7501                                                              Phone: (214) 304-0064          0356
1230 East Beltline, Richardson, TX 75081                                                     Phone: (214) 231-7799          0429
15050 Marsh Lane, Addison, TX 75234                                                          Phone: (214) 488-9700          0445
1501 William D. Tate Avenue, Grapevine, TX 76051                                             Phone: (817) 488-0666          0481
2561 East Pioneer Parkway,  Arlington, TX 76010                                              Phone: (817) 274-2121          0482
1909 Texoma Parkway, Sherman, TX 75090                                                       Phone: (903) 892-2200          0487
4406 Kingwood Drive, Kingwood,  TX 77339                                                     Phone: (713) 360-0799          0541
9110 Gosling, The Woodlands,  TX 77381                                                       Phone: (713) 292-7700          0542
14750 Preston Road, Dallas, TX 75240                                                         Phone: (214) 233-2400          0584
3012 West Berry, Ft. Worth, TX 76109                                                         Phone: (817) 921-4466          0598
7616 Westheimer, Houston, TX  77063                                                          Phone: (713) 780-7995          0623
7910 FM 1960 West, Houston, TX  77070                                                        Phone: (713) 807-9044          0654
14535 Memorial, Houston, TX  77079                                                           Phone: (713) 493-9490          0658
7086 Highway 6 North, Houston, TX  77095                                                     Phone: (713) 855-0899          0674
9403 Garland Road, Dallas, TX  75218                                                         Phone: (214) 328-9844          0675
9460 Jones Road, Houston, TX  77064                                                          Phone: (713) 897-8820          0723
10703 Westheimer, Houston, TX  77042                                                         Phone: (713) 266-8210          0787
505 Bay Area Boulevard, Houston, TX 77058                                                    Phone: (713) 280-9898          0813
405 Fry Road, Houston, TX  77450                                                             Phone: (713) 398-8421          0870
3047 Old Denton Road, Carrolton, TX  75007                                                   Phone: (214) 245-2727          0908

                                      32
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

2200 Airport Freeway #505, Bedford, TX 76022                                                 Phone: (817) 571-8700          0937
6333 East Mockingbird Lane, Dallas, TX 75214                                                 Phone: (214) 887-9341          0971
6030 South Hulen, Fort Worth, TX  76132                                                      Phone: (817) 263-6400          0997
4557 Garth Road, Baytown, TX  77520                                                          Phone: (713) 422-0344          1019
2410 Highway 6, Sugarland, TX  77479                                                         Phone: (713) 277-1666          1020
7107 Highway 6 South, Houston, TX  77083                                                     Phone: (713) 564-6220          1021
735 East Pleasant Run Road, Desoto, TX  75115                                                Phone: (214) 224-5588          1292
5195 West 34th Street, Houston, TX  77092                                                    Phone: (713) 680-9919          1293
2835 Ridge Road, Rockwall, TX 75087                                                          Phone: (972) 722-0808          1360
11323 Fuqua Street, Houston, TX 77089                                                        Phone: (713) 910-4956          1528
8670 Skillman, Dallas, TX 75243                                                              Phone: (214) 349-8571          1632
370 Uvalde Road, Houston, TX 77015                                                           Phone: (713) 450-9616          1633
4841 Louetta Road, Spring, TX 77388                                                          Phone: (713) 288-2111          1647
4672 Beechnut Street, Houston, TX 77096                                                      Phone: (713) 667-8800          1723
1612 South Friendswood Drive, Friendswood, TX 77546                                          Phone: (713) 992-8444          1736
117-D West Highway 332, Lake Jackson, TX 77566                                               Phone: (409) 285-0537          1756
3474 Palmer Highway, Texas City, TX 77590                                                    Phone: (409) 945-3737          1769
115 Louis Henna Boulevard, Round Rock, TX 78664                                              Phone: (512) 238-0999          1898
3201 Bee Caves Road #100, Austin, TX 78746                                                   Phone: (512) 306-7222          1933
4539 FM, 1960 West, Houston, TX 77069                                                        Phone: (281) 537-9955          2031

UTAH
----

BCE West, L.P. *
4110 North Scottsdale Road, Suite 235, Scottsdale, AZ 85251                                  Phone: (602) 944-4000
Contacts:  Larry Hohl, Troy Cooper                                                           Fax:   (602) 994-0044

Unit Locations:

3432 West 3500 South, West Valley City, UT 84119                                             Phone: (801) 966-9922          0837
7121 Redwood Road, West Jordan, Utah 84084                                                   Phone: (801) 566-7780          0926
210 West 500 South, Bountiful, UT 84010                                                      Phone: (801) 299-9069          0946
7184 South Union Park, Midvale, UT  84047                                                    Phone: (801) 567-1991          1118
60 East 10600 South, Sandy, UT 84070                                                         Phone: (801) 523-8700          1130
1083 West Riverdale, Riverdale, UT  84405                                                    Phone: (801) 629-0660          1275
481 East South Temple, Salt Lake City, UT 84111                                              Phone: (801) 322-5017          1381
4835 South Highland Drive, #1245, Holladay, UT 84117                                         Phone: (801) 274-0425          1923
1293 East Draper Parkway, Draper, UT 84020                                                   Phone: (801) 571-6744          1976
115 North State Street, Suite A, Orem, UT 84057                                              Phone: (801) 227-0633          2310

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

VIRGINIA
--------

Mayfair Partners, L.P. *
5454 Wisconsin Avenue, Suite 810, Chevey Chase, MD 20815                                     Phone: (301) 215-9054
Contact:  Steven J. Quamme                                                                   Fax:   (301) 215-9063

Unit Locations:

4809 North Beauregard, Alexandria, VA 22312                                                  Phone: (703) 642-1300          0087
13059 Lee Jackson Memorial Highway, Chantilly, VA 22033                                      Phone: (703) 263-1234          0102
6198 Arlington Boulevard, Falls Church, VA 22044                                             Phone: (703) 237-7300          0159
8366 Sudley Road, Manassas, VA 22110                                                         Phone: (703) 368-0222          0161
13354 Franklin Road, Herndon, VA 22071                                                       Phone: (703) 709-0123          0165
1492 Reston Parkway, Reston, VA 22094                                                        Phone: (703) 709-5666          0180
5709 Burke Centre Parkway, Burke, VA 22015                                                   Phone: (703) 764-4400          0222
414-A Maple Avenue, East, Vienna, VA 22180                                                   Phone: (703) 242-1500          0299
913 West Broad Street, Falls Church, VA 22046                                                Phone: (703) 534-4900          0336
3051 Plank Road, Falls Church, VA 22046                                                      Phone: (703) 534-4900          0374
9278-A Old Keene Mill Road, Burke, VA 22015                                                  Phone: (703) 913-0999          0448
2046 Wilson Boulevard, Arlington, VA 22216                                                   Phone: (703) 312-9300          0467
3233 Columbia Pike, Arlington, VA 22204                                                      Phone: (703) 685-7400          0468
8221 Leesburg Pike, Arlington, VA 22204                                                      Phone: (703) 685-7400          0521
46286 Cranston Street, Sterling, VA 20165                                                    Phone: (703) 506-6111          0536
9502 Main Street, Fairfax, VA 22030                                                          Phone: (703) 425-1600          0552
3231 Duke Street, Alexandria, VA 22314                                                       Phone: (703) 751-5800          0579
1133 Emmit Street (Rt. 29), Charlottesville, VA  22903                                       Phone: (804) 296-4200          0622
13815 Smoketown Road, Woodbridge, VA  22192                                                  Phone: (703) 878-7200          0646
6650 Jefferson Davis Highway, Alexandria, VA  22306                                          Phone: (703) 765-1838          0676
1408 Chain Bridge Road, McLean, VA  22101                                                    Phone: (703) 848-9700          0761
4090 Jermantown Road, Fairfax, VA  22030                                                     Phone: (703) 246-9800          0984
2988 Gallows Road, Falls Church, VA  22042                                                   Phone: (703) 204-4500          0987
9450 West Broad Street, Richmond, VA  23294                                                  Phone: (804) 967-9200          1110
9004 Quioccasin Road, Richmond, VA 23229                                                     Phone: (804) 741-2600          1230
11500 Midlothian Turnpike, Suite 2, Richmond, VA 23235                                       Phone: (804) 379-4400          1426
10827 Hull Street Road, Suite 101, Midlothian, VA 23112                                      Phone: (804) 276-4700          1867

Platinum Rotisserie, L.L.C.*
100 Cambridge Park, Suite B, Winston-Salem, NC  27104                                        Phone: (910) 659-5000
Contact:  Anthony D. Wedo                                                                    Fax:   (910) 659-5116

Unit Locations:

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

2034 Coliseum Drive, Hampton, VA  23666                                                      Phone: (804) 838-0300          1009
3981 Virginia Beach Boulevard, Virginia Beach, VA 23452                                      Phone: (804) 498-7900          1165
1010 Independence Boulevard, Virginia Beach, VA 23455                                        Phone: (804) 363-7400          1166
1300 Greenbrie Parkway, Chesapeake VA 23320                                                  Phone: (804) 382-9552          1225
1572 Mill Dam Road, Virginia Beach, VA 23454                                                 Phone: (804) 481-4500          1642

WASHINGTON
----------

BC Northwest, L.P. *
1601-114 Avenue, SE, Suite 130, Bellevue, WA 98008                                           Phone: (206) 454-8665
Contact:  Dennis B. Mullen                                                                   Fax:   (206) 454-9198

Unit Locations:

10002 Aurora Avenue North #24, Seattle, WA 98133                                             Phone: (206) 527-8495          0511
11505-A NE 4th Plain Road, Vancouver, WA 98662                                               Phone: (206) 944-4488          0588
6917 Coal Creek Parkway, Newcastle, WA  98059                                                Phone: (206) 6464-4499         0684
19705 South Highway 99, Lynnwood, WA  98036                                                  Phone: (206) 712-8200          0685
9511 Bridgeport Way SW, Tacoma, WA  98499                                                    Phone: (206) 852-8222          0702
7407 Evergreen Way, Everett, WA  98203                                                       Phone: (206) 513-5600          0710
775 NW Gilman Boulevard, Issaquah, WA  98027                                                 Phone: (206) 313-9000          0783
7650 NE Fourth Plain Road, Vancouver, WA  98662                                              Phone: (360) 892-4442          0785
1600 East Olive Way, Seattle, WA  98102                                                      Phone: (206) 325-1600          0809
1301 South 320th, Federal Way, WA 98003                                                      Phone: (206) 946-9400          0815
707 Rainier Avenue South, Renton, WA 98055                                                   Phone: (206) 226-2300          0818
10433 Carr Road, Renton, WA 98055                                                            Phone: (206) 228-3400          0830
3500 Southwest Avalon Way, Seattle, WA 98116                                                 Phone: (206) 932-5200          0862
2820 Harrison Avenue NW, Olympia, WA  98502                                                  Phone: (360) 352-4100          0864
311 Bucklin Hill Road, Silverdale, WA  98383                                                 Phone: (360) 692-1300          0882
1202 Auburn Way North, Auburn, WA 98002                                                      Phone: (206) 735-6600          0936
14504 NE 20th, Bellevue, WA  98007                                                           Phone: (206) 641-6600          0940
5265 State Highway 303 NE, Bremerton, WA 98311                                               Phone: (360) 479-0100          0949
15482 1st Avenue South, Burien, WA 98148                                                     Phone: (206) 431-5500          0952
16760 Redmond Way, Redmond, WA  98052                                                        Phone: (206) 883-0066          1106
25941 Pac Avenue, Redmond, WA  98052                                                         Phone: (206) 883-0066          1116
5025 25th Avenue NE, Seattle, WA  98105                                                      Phone: (206) 522-0900          1138
East 13920 Sprague Avenue, Spokane, WA 99212                                                 Phone: (509) 891-8900          1144
North 2026 Argonne Road, Spokane, WA 99212                                                   Phone: (509) 891-0500          1145
17101 140th Avenue NE, Woodinville, WA 98072                                                 Phone: (206) 806-8370          1187
1234 State Avenue NE, Marysville, WA 98270                                                   Phone: (360) 658-7979          1378
2320 North 45th Street, Seattle, WA 98103                                                    Phone: (206) 545-7400          1433
3458 Southeast Mile Hill Drive, Port Orchard, WA 98366                                       Phone: (360) 871-4000          1586#


14803 Pacific Avenue South, Tacoma, WA 98445                                                 Phone: (206) 531-2422          1618
15704 Mill Creek Boulevard #1, Mill Creek, WA 98012                                          Phone: (206) 337-5700          1710
6740 North Division Street, Spokane, WA 99208                                                Phone: (509) 482-0200          1767
12507 116th Avenue, NE, Kirkland, WA 98034                                                   Phone: (206) 814-0400          1943

WASHINGTON D.C.
---------------

Mayfair Partners, L.P. *
5454 Wisconsin Avenue,  Suite 810, Chevy Chase, MD 20815                                     Phone: (301) 215-9054
Contact:  Steven J. Quamme                                                                   Fax:   (301) 215-9063

Unit Locations:

4455 Connecticut Avenue, Washington D.C. 20008                                               Phone: (202) 244-1313          0233
2448 Wisconsin Avenue, Washington D.C. 20007                                                 Phone: (202) 298-7888          0412
1635 Connecticut Avenue, Washington D.C. 20036                                               Phone: (202) 588-5900          0420
5600 Connecticut Avenue, Washington D.C. 20015                                               Phone: (202) 364-1200          0517
1801 Columbia Road, N.W., Washington D.C.  20009                                             Phone: (202) 319-0700          0760
3131 M Street, Washington D.C.  20007                                                        Phone: (202) 337-4900          0919

WEST VIRGINIA
-------------

Mayfair Partners, L.P. *
5454 Wisconsin Avenue, Suite 810, Chevy Chase, MD 20815                                      Phone: (301) 215-9054
Contact:  Steven J. Quamme                                                                   Fax:   (301) 215-9063

Unit Locations:


WISCONSIN
---------

BC Great Lakes, L.L.C.*
770 Pasquinelli Drive, Suite 400, Westmont, IL  60559                                        Phone: (708) 887-2601
Contact:  John B. Morlock                                                                    Fax:   (708) 887-9931

Unit Locations:

5470 Port Washington Road, Glendale, WI 53217                                                Phone: (414) 961-2511          0415
18340 West Bluemound Road, Brookfield, WI 53005                                              Phone: (414) 821-1600          0425
15505 West National Avenue, New Berlin, WI 53151                                             Phone: (414) 827-1717          0477
4859 South 76th Street, Greenfield, WI 53220                                                 Phone: (414) 325-6400          0514
5205 Washington Avenue, Racine, WI  53406                                                    Phone: (414) 632-4333          0633
1150 South Koeller Street, Oshkosh, WI 54901                                                 Phone: (414) 232-7333          0711
2388 South Oneida Street, Ashwauben, WI 54304                                                Phone: (414) 592-9222          0712
3555 South 27th Street, Milwaukee, WI 53221                                                  Phone: (414) 671-6200          0762
2678 South 108th Street, West Allis. WI 53227                                                Phone: (414) 329-0909          1173
3600 West College Avenue, Grand Chute, WI 54911                                              Phone: (414) 993-1777          1437
8300 West Brown Deer Road, WI 53224                                                          Phone: (414) 365-9270          1977#

WYOMING
-------

BCE West, L.P.*
4110 North Scottsdale Road, Suite 235, Scottsdale, AZ 85251                                  Phone: (602) 944-4000
Contracts: Larry Hohl, Troy Cooper                                                           Fax:   (602) 994-0044

Unit Location:

1830 Dell Range Boulevard, Cheyenne, WY 82001                                                Phone: (307) 632-3200          0644

* This list of franchisees includes Franchise Owners and Developers of Boston Chicken Units. Developers are noted with an asterisk throughout this Exhibit.

# Throughout this Exhibit, a pound sign (#) denotes a location for which there is an executed contract but the store is not yet open.

                                   EXHIBIT I
                                     TO THE
                              BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                           LIST OF FORMER FRANCHISEES
                     (For the Period 12/31/95 to 12/29/96)
                     -------------------------------------



A Fare of the Hearth, Inc.
Andrew Filipowski
100 Cambridge Plaza Drive
Winston-Salem, NC 27104
(919) 659-5000

Atlantic Foods Limited Partnership
Henry C. Huth, Timothy Nolan,
Peter MacKenzie, H. Andrew Fox
860 Canal Street
Stamford, CT 06902
(203) 977-1600

BCE West, L.P
Larry Hohl
4110 North Scottsdale Road, Suite 315
Scottsdale, AZ 85251
(602) 994-4000

B.C. Superior, L.L.C.
Steven J. Quamme
5454 Wisconsin Avenue, Suite 810
Chevy Chase, MD 20815
(703) 820-7100

BC TKO Limited Partnership
Michael Forgus
7767 Montgomery Road, Suite 2-A
Cincinnati, OH 45236
(513) 791-9400

Boston West, L.L.C.
Alan Palmieri
222 South Harbor Boulevard, Suite 300
Anaheim, CA 92805
(714) 778-7132

Chicken Specialties Group, Inc.
Richard Einhorn
1515 Lake Shore Drive, Suite 225
Columbus, OH 43204
(614) 486-1224

Finest Foodservice, L.L.C.
Robert Sirkis
8717 West 110th Street, Suite 600
Overland Park, KS 66211
(913) 344-1600

Good Friends Enterprises, Inc.
Richard Kleger
115 Martins Run
Media, PA 19063
(215) 356-4655

Mid-Atlantic Restaurant Systems L.P
Anthony D. Wedo
999 West Chester Pike, Suite 200
West Chester. PA 19382
(610) 701-6000

New Jersey Rose, L.L.C.
Harold T. Rose
3 Terry Drive, Suite 103
Newtown, PA 18940
(215) 579-9220

Platinum Rotisserie Corporation
Andrew Filipowski
100 Cambridge Plaza Drive
Winston-Salem, NC 27104
(919) 659-5000

Platinum Rotisserie, L.L.C.
Andrew Filipowski
100 Cambridge Plaza Drive
Winston-Salem, NC 27104
(919) 659-5000

R & A Food Services, Inc.
Robert Hartnett
1801 Clint Moore Road, Suite 215
Boca Raton, FL 33487
(407) 995-2223

The Spengler Group, Inc.
Tom Spengler
9605 White Cedar Court
Vienna, VA 22181
(703) 255-5322

                                   EXHIBIT J
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------


                   BOSTON CHICKEN, INC. FINANCIAL STATEMENTS
                   -----------------------------------------

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
                       ASSETS
Current Assets:
  Cash and cash equivalents..........................  $  310,436   $  100,800
  Accounts receivable, net...........................      13,445       22,438
  Due from affiliates................................       9,614       10,246
  Notes receivable...................................       5,462          --
  Prepaid expenses and other current assets..........       1,536        4,050
  Deferred income taxes..............................       3,322        8,928
                                                       ----------   ----------
    Total current assets.............................     343,815      146,462
Property and Equipment, net..........................     258,550      334,748
Notes Receivable.....................................     450,572      800,519
Deferred Financing Costs, net........................      15,745       13,361
Goodwill, net........................................         --       190,439
Other Assets, net....................................       5,195       58,087
                                                       ----------   ----------
    Total assets.....................................  $1,073,877   $1,543,616
                                                       ==========   ==========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...................................  $   12,292   $   40,430
  Accrued expenses...................................       9,095       36,547
  Deferred franchise revenue.........................       8,945       10,656
                                                       ----------   ----------
    Total current liabilities........................      30,332       87,633
Deferred Franchise Revenue...........................       2,072        7,740
Convertible Subordinated Debt........................     129,872      129,841
Liquid Yield Option Notes............................     177,306      182,613
Deferred Income Taxes................................      16,631       40,216
Other Noncurrent Liabilities.........................         833        6,292
Minority Interest....................................         --       153,441
Commitments and Contingencies
Stockholders' Equity:
  Preferred Stock--$.01 par value; authorized
   20,000,000 shares; no shares issued and
   outstanding.......................................         --           --
  Common Stock--$.01 par value; authorized
   480,000,000 shares; issued and outstanding:
   59,129,301 shares in 1995 and 64,245,868 in 1996..         591          642
  Additional paid-in capital.........................     675,611      827,611
  Retained earnings..................................      40,629      107,587
                                                       ----------   ----------
                                                          716,831      935,840
                                                       ----------   ----------
    Total liabilities and stockholders' equity.......  $1,073,877   $1,543,616
                                                       ==========   ==========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   FISCAL YEARS ENDED
                                         --------------------------------------
                                         DECEMBER 25, DECEMBER 31, DECEMBER 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
                                                       (53 WEEKS)
Revenue:
  Royalties and franchise related fees..   $43,603      $ 74,662     $115,510
  Company stores........................    40,916        51,566       83,950
  Interest income.......................    11,632        33,251       65,048
                                           -------      --------     --------
    Total revenue.......................    96,151       159,479      264,508
Costs and Expenses:
  Cost of products sold.................    15,876        19,737       31,160
  Salaries and benefits.................    22,637        31,137       42,172
  General and administrative............    27,930        41,367       99,847
  Provision for relocation..............     5,097           --           --
                                           -------      --------     --------
    Total costs and expenses............    71,540        92,241      173,179
                                           -------      --------     --------
Income From Operations..................    24,611        67,238       91,329
Other Income (Expense):
  Interest expense, net.................    (4,235)      (13,179)     (14,446)
  Gain on issuances of subsidiary's
   stock................................       --            --        38,163
  Other income, net.....................        74           314          137
                                           -------      --------     --------
    Total other income (expense)........    (4,161)      (12,865)      23,854
                                           -------      --------     --------
Income Before Income Taxes and Minority
 Interest...............................    20,450        54,373      115,183
Income Taxes............................     4,277        20,814       42,990
Minority Interest in (Earnings) of
 Subsidiary.............................       --            --        (5,235)
                                           -------      --------     --------
Net Income..............................   $16,173      $ 33,559     $ 66,958
                                           =======      ========     ========
Net Income Per Common and Equivalent
 Share..................................   $  0.38      $   0.66     $   1.01
                                           =======      ========     ========
Weighted Average Number of Common and
 Equivalent Shares Outstanding..........    42,861        50,972       66,501
                                           =======      ========     ========


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                   FISCAL YEARS ENDED
                                         --------------------------------------
                                         DECEMBER 25, DECEMBER 31, DECEMBER 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
COMMON STOCK
  Balance at beginning of year..........   $    347     $    447     $    591
  Issuance of common stock..............         85          125           30
  Conversion of convertible debt into
   common stock.........................        --             1          --
  Conversion of liquid yield option
   notes into common stock..............        --             1            3
  Issuance of common stock in connection
   with acquisitions....................         11           12            5
  Exercise of stock options.............          4            5           13
                                           --------     --------     --------
  Balance at end of year................   $    447     $    591     $    642
                                           ========     ========     ========
ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of year..........   $103,662     $252,298     $675,611
  Issuance of common stock, net of
   offering cost of $1,475 in 1994,
   $13,851 in 1995, and $848 in 1996....    124,905      383,784      100,232
  Conversion of convertible debt into
   common stock.........................        --           127           31
  Conversion of liquid yield option
   notes into common stock..............        --         3,232        8,192
  Issuance of common stock in connection
   with acquisitions....................     19,920       30,675       14,709
  Issuance of warrants..................        --           --         8,373
  Exercise of stock options, including
   income tax benefits of $3,102 in
   1994, $4,049 in 1995 and $15,204 in
   1996.................................      3,811        5,495       20,463
                                           --------     --------     --------
  Balance at end of year................   $252,298     $675,611     $827,611
                                           ========     ========     ========
RETAINED EARNINGS (DEFICIT)
  Balance at beginning of year..........   $ (9,103)    $  7,070     $ 40,629
  Net income............................     16,173       33,559       66,958
                                           --------     --------     --------
  Balance at end of year................   $  7,070     $ 40,629     $107,587
                                           ========     ========     ========


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   FISCAL YEARS ENDED
                                         --------------------------------------
                                         DECEMBER 25, DECEMBER 31, DECEMBER 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................   $  16,173    $  33,559   $    66,958
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation and amortization.........       6,074       11,442        22,887
 Interest on liquid yield option notes.         --         8,075        13,793
 Gain on issuances of subsidiary's
  stock................................         --           --        (38,163)
 Deferred income taxes.................       4,277       12,133        14,059
 Minority interest.....................         --           --          5,235
 Provision for write-down of assets....         --           --         14,550
 Loss (gain) on disposal of assets.....        (368)         231            68
 Changes in assets and liabilities,
  excluding effects from acquisitions:
 Accounts receivable and due from
  affiliates...........................      (7,800)     (10,057)       (7,193)
 Accounts payable and accrued expenses.      13,724        3,661        48,674
 Deferred franchise revenue............       5,926         (303)        3,174
 Other assets and liabilities..........      (2,088)      (3,265)          868
                                          ---------    ---------   -----------
 Net cash provided by operating
  activities...........................      35,918       55,476       144,910
                                          ---------    ---------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment.....    (163,622)    (145,756)     (115,062)
Proceeds from the sale of assets.......      62,342       80,910        86,320
Acquisition of other assets............      (5,175)      (3,475)      (22,370)
Issuance of notes receivable...........    (225,282)    (661,033)   (1,467,065)
Repayment of notes receivable..........      68,498      407,499       993,151
                                          ---------    ---------   -----------
 Net cash used in investing activities.    (263,239)    (321,855)     (525,026)
                                          ---------    ---------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock
 and warrants..........................     125,703      385,360       112,863
Proceeds from issuance of subsidiary's
 common stock..........................         --           --        135,422
Proceeds from issuance of convertible
 subordinated debt.....................     130,000          --            --
Proceeds from issuance of liquid yield
 option notes..........................         --       172,464           --
Increase in deferred financing costs...      (7,615)      (6,313)       (3,799)
Proceeds from revolving credit
 facilities............................      96,130      229,240        43,250
Repayments of revolving credit
 facilities............................     (96,130)    (229,240)     (117,256)
                                          ---------    ---------   -----------
 Net cash provided by financing
  activities...........................     248,088      551,511       170,480
                                          ---------    ---------   -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................      20,767      285,132      (209,636)
 Cash and Cash Equivalents, beginning
  of year..............................       4,537       25,304       310,436
                                          ---------    ---------   -----------
 Cash and Cash Equivalents, end of
  year.................................   $  25,304    $ 310,436   $   100,800
                                          =========    =========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid..........................   $   3,395    $   7,195   $     7,131
                                          =========    =========   ===========
Income taxes paid......................   $     --     $   3,299   $     5,055
                                          =========    =========   ===========
NON-CASH TRANSACTIONS:
Tax benefit of stock options exercised.   $   3,102    $   4,049   $    15,204
                                          =========    =========   ===========
Conversion of notes receivable into
 equity interests......................   $     --     $     --    $   123,500
                                          =========    =========   ===========
Conversion of convertible subordinated
 notes and liquid yield option notes,
 net of related deferred financing
 costs, into common stock..............   $     --     $   3,361   $     8,226
                                          =========    =========   ===========
Issuance of common stock and note
 payable for net assets acquired.......   $  19,931    $  30,687   $    21,562
                                          =========    =========   ===========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  Boston Chicken, Inc. ("BCI") franchises and operates food service stores under the Boston Market brand name which specialize in fresh, convenient meal solutions featuring home style entrees, sandwiches, freshly prepared vegetables, salads, and other side dishes. BCI's majority-owned subsidiary, Einstein/Noah Bagel Corp. ("ENBC"), operates and franchises specialty retail stores that feature fresh-baked bagels, proprietary cream cheeses, specialty coffees and teas, and creative soups, salads, and sandwiches. Unless otherwise indicated, BCI and its subsidiaries (excluding ENBC), are hereinafter referred to collectively as the "Company".

  At December 29, 1996, there were 1,087 Boston Market stores systemwide in the United States, consisting of 982 franchise stores and 105 Company stores. In 1994 and 1995, in connection with its practice of opening new stores to seed development in targeted markets, the Company sold 54 and 91 Company stores, respectively, to area developers or franchisees of the Company. At December 29, 1996, there were 315 ENBC stores systemwide in the United States, consisting of 301 franchise stores and 14 ENBC company stores. In 1996, ENBC sold 59 ENBC company stores (since conversion of the Company's loan to ENBC on June 17, 1996) to its area developers. The Company discontinued its practice of seeding stores in new markets in 1995, and ENBC anticipates discontinuing its practice of seeding stores in new markets in 1997. Pursuant to the provisions of its franchise agreements, the Company is obligated to allow franchisees to utilize its trademarks, copyrights, recipes, operating procedures, and other elements of the Boston Market system in the operation of franchised Boston Market stores. ENBC has a similar obligation under its franchise agreements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (including ENBC). All material intercompany accounts and transactions have been eliminated in consolidation.

 Fiscal Year

  The Company's and ENBC's fiscal year is the 52/53-week period ending on the last Sunday in December, and normally consists of 13 four-week periods. The first quarter consists of four periods, and each of the remaining three quarters consists of three periods, with the first, second, and third quarters ending 16 weeks, 28 weeks, and 40 weeks, respectively, into the fiscal year. Fiscal years 1994 and 1996 each contained 52 weeks, or 13 four-week periods. Fiscal year 1995 contained 53 weeks.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of cash on hand and on deposit, and highly liquid instruments purchased with maturities of three months or less.

 Inventories

  Inventories, which are classified in prepaid expenses and other current assets, are stated at the lower of cost (first-in, first-out) or market and consist of food, paper products, and supplies.

 Property and Equipment

  Property and equipment is stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization has been calculated using the straight-line method with buildings and improvements being depreciated over 15 to 30 years, leasehold improvements being amortized over the lesser of their useful lives or their lease term, including option periods, furniture, fixtures, equipment, and computer software being depreciated over three to eight years, and pre-opening costs being depreciated over one year.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  Property and equipment additions include acquisitions of property and equipment, costs incurred in the development and construction of new stores, major improvements to existing stores, and costs incurred in the development and purchase of computer software. Pre-opening costs consist primarily of salaries and other direct expenses relating to the set-up, initial stocking, training, and general store management activities incurred prior to the opening of new stores.

  Expenditures for maintenance and repairs are charged to expense as incurred. Development costs for franchised stores are expensed when the store opens.

 Long-Lived Assets

  The Company and ENBC evaluate whether events and circumstances have occurred that indicate revision to the remaining useful life or the remaining balances of long-lived assets may be appropriate. Such events and circumstances include, but are not limited to, change in business strategy or change in current and long-term projected operating performance. When factors indicate that the carrying amount of an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of such asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the asset.

 Deferred Financing Costs

  Deferred financing costs are amortized over the period of the related financing, which ranges from two to 20 years.

 Revenue Recognition

  Revenue from Company stores and from ENBC company stores is recognized in the period during which related food and beverage products are sold. Royalties are recognized in the same period that related franchise store revenue is generated. Revenue derived from initial franchise fees and area development fees is recognized when the franchised store opens. Interest, real estate services, and software maintenance fees are recognized as earned. Lease income is recognized over the life of the lease on a straight-line basis. Software license income is recognized as the software is placed in service. The components of royalties and franchise related fees are as follows (in thousands of dollars):

                                                           FISCAL YEARS ENDED
                                                        ------------------------
                                                         DEC.    DEC.
                                                          25,     31,   DEC. 29,
                                                         1994    1995     1996
                                                        ------- ------- --------
   Royalties........................................... $17,421 $34,841 $ 55,821
   Initial franchise and area development fees.........  13,057  13,712   18,715
   Lease and real estate services income...............   5,361  17,939   27,537
   Software license and maintenance fees...............   6,480   7,723   13,104
   Other...............................................   1,284     447      333
                                                        ------- ------- --------
       Total royalties and franchise related fees...... $43,603 $74,662 $115,510
                                                        ======= ======= ========

 Per Share Data

  Earnings per share are computed based upon the weighted average number of common stock and common equivalent shares outstanding during the period.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

 Issuances of Subsidiaries' Stock

  Changes in the Company's proportionate interest in the net assets of its subsidiaries that result from issuances of the subsidiaries' stock are recognized in earnings as gains or losses in the period during which such issuances occur.

 Advertising Costs

  Advertising costs are expensed in the period incurred.

 Employee Stock Options

  The Company and ENBC account for their employee stock options in accordance with the intrinsic value method prescribed by Accounting Principles Board No.
25. Required pro forma disclosures of compensation expense determined under the fair value method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are presented in
Note 11.

 Employee Benefit Plan

  The Company and ENBC each have a 401(k) plan to which neither the Company nor ENBC makes a contribution.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain reclassifications have been made to the 1995 and 1994 amounts to conform with the 1996 presentation.

3. ACQUISITIONS

  In April 1996, the Company delivered 450,640 shares of common stock with a market value of approximately $15.0 million and a $6.8 million promissory note to acquire the equity interests of certain investors in Mid-Atlantic Restaurant Systems L.P. ("Mid-Atlantic"), its Boston Market area developer for the Philadelphia area. As part of this transaction, the Company assumed $38.5 million in liabilities owed to third parties. The transaction resulted in the Company acquiring a 93% equity interest in Mid-Atlantic. Subsequent to the Company acquiring its interest in Mid-Atlantic, Mid-Atlantic acquired 100% of the equity interest in New Jersey Rose, L.L.C., the Boston Market area developer for the southern New Jersey area ("New Jersey Rose") for a purchase price of $13.4 million, including the assumption of $1.1 million in liabilities owed to third parties. Also, in June 1996, the Company converted its $120.0 million loan to ENBC into shares of common stock of ENBC and subsequently invested an additional $45.9 million in ENBC common stock, resulting in an ownership interest of approximately 53% of the outstanding shares of common stock of ENBC as of March 7, 1997. These transactions have been accounted for as purchases, and, accordingly, the purchase prices were allocated to identified assets and liabilities based upon their fair values at the date of the transactions, resulting in goodwill of $110.1 million on the ENBC transactions and $81.4 million on the Mid-Atlantic transactions, both of which are being amortized over a 35-year life. The operating results of each acquisition are included in consolidated net income from the date of acquisition.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  The following represents the unaudited pro forma results of operations as if the purchase transactions described above had occurred at the beginning of the periods presented (in thousands of dollars, except per share data):

                                                               1995      1996
                                                             --------  --------
      Revenue............................................... $257,248  $326,758
      Net income (loss)..................................... $(11,025) $ 53,733
      Net income (loss) per share........................... $  (0.23) $   0.80

  This pro forma information does not purport to be indicative of the results of operations that actually would have been reported if the transactions had occurred at the beginning of the periods presented. The pro forma information is not intended to be a projection of future results or trends.

4. SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT DATA

  Accounts receivable are net of an allowance for doubtful accounts of $486,000 at December 31, 1995 and $424,000 at December 29, 1996.

                                                  DEC. 31, 1995 DEC. 29, 1996
                                                  ------------- -------------
      Property and equipment consist of (in
       thousands of dollars):
        Land.....................................   $106,244      $104,914
        Buildings and improvements...............     92,935       148,642
        Furniture, fixtures, equipment, and
         computer
         software................................     64,338        98,817
        Development in progress..................      5,170         5,184
        Pre-opening costs........................        163           248
                                                    --------      --------
                                                     268,850       357,805
        Less: Accumulated depreciation and
         amortization............................    (10,300)      (23,057)
                                                    --------      --------
          Total property and equipment, net......   $258,550      $334,748
                                                    ========      ========

  Included in land and buildings and improvements are $171.0 million (net of accumulated depreciation and amortization of $3.7 million) and $183.1 million (net of accumulated depreciation and amortization of $6.1 million) of assets leased to others at December 31, 1995 and December 29, 1996, respectively.

  Accumulated amortization at December 29, 1996 on goodwill was $4.3 million.

                                                  DEC. 31, 1995 DEC. 29, 1996
                                                  ------------- -------------
      Accrued expenses consist of (in thousands
       of dollars):
        Accrued payroll and fringe benefits......    $1,556        $ 4,090
        Accrued interest.........................     2,538          2,888
        Accrued F.A.S.T. Track conversion costs..       --          14,778
        Accrued real estate disposition costs....       --           5,866
        Accrued other............................     5,001          8,925
                                                     ------        -------
          Total accrued expenses.................    $9,095        $36,547
                                                     ======        =======

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                                                     FISCAL YEARS ENDED
                                                  ---------------------------
                                                   DEC.
                                                    25,    DEC. 31,  DEC. 29,
                                                   1994      1995      1996
                                                  -------  --------  --------
Interest expense, net consists of (in thousands
 of
 dollars):
  Interest income................................ $ 1,592  $  2,173  $  6,427
  Interest expense...............................  (5,827)  (15,352)  (20,873)
                                                  -------  --------  --------
    Interest expense, net........................ $(4,235) $(13,179) $(14,446)
                                                  =======  ========  ========

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

 Cash and Cash Equivalents

  The carrying value approximates fair value due to the length of maturity of the investments.

 Notes Receivable

  The estimated fair value of notes receivable, including the conversion option (See Note 10), is based on the discounted value of the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.

 Debt

  The fair value of debt instruments is based on prices as quoted on the Nasdaq SmallCap Market as reported by the Wall Street Journal (Western Edition).

  The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):

                                            DECEMBER 31, 1995 DECEMBER 29, 1996
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
   Cash and Cash Equivalents............... $310,436 $310,436 $100,800 $100,800
   Notes Receivable........................  456,034  456,034  800,519  800,519
   Convertible Subordinated Debt...........  129,872  154,872  129,841  163,600
   Liquid Yield Option Notes...............  177,306  228,148  182,613  232,334

6. DEBT

  The Company and ENBC each have a revolving bank credit facility. The Company's facility provides for borrowings of up to $110.0 million through December 1, 1999, and ENBC's facility provides for borrowings up to $45.0 million through April 30, 1998. Borrowings under the Company's facility are subject to a borrowing formula and may be either floating rate loans with interest at the agent's base rate plus an applicable margin or eurodollar rate loans with interest at the eurodollar rate plus an applicable margin. Borrowings under ENBC's facility may be either floating rate loans with interest at the agent's base rate plus an applicable margin or eurodollar rate loans with interest at the eurodollar rate plus an applicable margin. In addition, a commitment fee applicable to each facility (.25% for the Company's facility and .5% for ENBC's facility) of the average daily unused portion of the loan is required. The credit facility agreements contain covenants that, among other things, restrict other borrowings, prohibit cash dividends, require specified store-level sales, and require maintenance of specified cash flow ratios. As of December 29, 1996, no amount was outstanding under either facility. The Company's facility and its 1996 master lease facility (See Note
9) are collateralized by assets with a net book value of $795.4 million and ENBC's facility is collateralized by substantially all of its assets.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  In February 1994, the Company issued $130.0 million of 4 1/2% convertible subordinated debentures due February 1, 2004. Interest is payable semiannually on February 1 and August 1 of each year. The debentures are convertible at any time prior to maturity into shares of the Company's common stock at a conversion rate of $27.969 per share, subject to adjustment under certain conditions. The debentures may be redeemed at the option of the Company initially at 103.15% of their principal amount and at declining prices thereafter, plus accrued interest. In 1995 and 1996, $128,000 and $31,000 of convertible subordinated debentures were converted into 4,576 shares and 1,107 shares of common stock, respectively.

  In June 1995, the Company completed the sale of $828.0 million aggregate principal amount at maturity of Liquid Yield Option Notes due June 1, 2015 ("LYONs") for which the Company received gross proceeds of approximately $172.5 million. The LYONs are zero-coupon subordinated notes that were sold at an issue price of $208.29 per $1,000 principal amount due at maturity, representing an 8% yield. Each LYON is convertible at the option of the holder at any time on or prior to maturity into 8.532 shares of common stock of the Company. In the event the holder exercises the option to convert, the holder will not receive any payment for the accrued original issue discount. The Company will purchase the LYONs at the option of the holder as of June 1, 2000, June 1, 2005, and June 1, 2010, for a purchase price per LYON of $308.32, $456.39, and $675.57, respectively. The Company may elect to pay the purchase price in cash or common stock or a combination thereof. Commencing on June 1, 2000, the LYONs are redeemable at the option of the Company for cash, at a price equal to the original issue price plus accrued original issue discount through the redemption date. In 1995 and 1996, $3.2 million and $8.2 million of LYONs were converted into 127,980 shares and 328,942 shares of common stock, respectively.

7. INCOME TAXES

  The primary components that comprise the deferred tax assets and liabilities at December 31, 1995 and December 29, 1996 are as follows (in thousands of dollars):

                                                    DEC. 31, 1995 DEC. 29, 1996
                                                    ------------- -------------
   Deferred tax assets:
   Accounts payable and accrued expenses...........   $    841      $  7,502
   Deferred franchise revenue......................      3,495         6,355
   Other noncurrent liabilities....................        181           730
   ENBC net operating loss carryforward............        --          6,648
   Write-off of intangible assets that are
    amortizable for tax............................        --          1,582
   Alternative minimum tax credit..................        827           --
   Other...........................................        651         1,411
                                                      --------      --------
     Total deferred tax assets.....................      5,995        24,228
   Deferred tax liabilities:
   Gain on issuances of subsidiary's stock.........        --        (14,883)
   Property and equipment..........................    (18,340)      (13,400)
   Goodwill........................................        --         (8,678)
   Other...........................................       (964)       (8,273)
                                                      --------      --------
     Total deferred tax liabilities................    (19,304)      (45,234)
                                                      --------      --------
                                                       (13,309)      (21,006)
   Valuation allowance.............................        --        (10,282)
                                                      --------      --------
     Net deferred tax liability....................   $(13,309)     $(31,288)
                                                      ========      ========

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  Income taxes consist of the following (in thousands of dollars):

                                                            FISCAL YEARS ENDED
                                                          ----------------------
                                                           DEC.   DEC.    DEC.
                                                           25,     31,     29,
                                                           1994   1995    1996
                                                          ------ ------- -------
Current:
  Federal................................................ $  --  $ 7,784 $24,359
  State..................................................    --      897   4,572
                                                          ------ ------- -------
                                                             --    8,681  28,931
Deferred:
  Federal................................................  3,614  10,743  11,841
  State..................................................    663   1,390   2,218
                                                          ------ ------- -------
                                                           4,277  12,133  14,059
                                                          ------ ------- -------
                                                          $4,277 $20,814 $42,990
                                                          ====== ======= =======

  For the years ended December 25, 1994, December 31, 1995, and December 29, 1996, the Company recognized income tax benefits pertaining to the exercise of stock options of $3,102,000, $4,049,000, and $15,204,000, respectively, which are accounted for as a direct increase to additional paid-in capital and do not reduce reported income tax expense.

  The Company's conversion of its loan to ENBC resulted in the recognition of a deferred tax asset of $14.8 million, which amount has been offset by a valuation allowance due to the uncertainty in realizing the benefits of the deferred tax asset. During 1996, the Company recognized $2.5 million of the deferred tax asset as a reduction of the goodwill which resulted from the ENBC loan conversion. As of December 29, 1996, the Company had a deferred tax asset of $10.3 million associated with ENBC's temporary differences, which amount has been offset by a valuation allowance. The decrease in the valuation allowance from the date of conversion to December 29, 1996 results from realization of a portion of the deferred tax asset. ENBC files a separate tax return from the Company. As of December 29, 1996, ENBC has a net operating loss carryforward of $17.0 million that begins to expire in 2010.

  The difference between the Company's actual tax provision and the tax provision that would result from applying the statutory federal income tax rate to income before income taxes and minority interest is attributable to the following (in thousands of dollars):

                                                         FISCAL YEARS ENDED
                                                       ------------------------
                                                        DEC.     DEC.    DEC.
                                                         25,      31,     29,
                                                        1994     1995    1996
                                                       -------  ------- -------
   Income tax expense at statutory rate..............  $ 6,953  $19,031 $40,314
   State taxes, net of Federal benefit...............      818    1,740   4,492
   Tax attributes of minority interest in earnings of
    subsidiary.......................................      --       --   (2,042)
   Other.............................................       26       43     226
   Change in valuation allowance.....................   (3,520)     --      --
                                                       -------  ------- -------
   Provision for income taxes........................  $ 4,277  $20,814 $42,990
                                                       =======  ======= =======

8. NATIONAL AND LOCAL ADVERTISING FUNDS

  The Company administers a National Advertising Fund (the "Fund") to which all stores make contributions based on individual franchise agreements (2% of net revenue). Collected amounts are spent primarily on developing marketing and advertising materials for use systemwide. In addition, the Company maintains Local

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

Advertising Funds ("LAFs") that provide comprehensive advertising and sales promotion support (primarily television and radio media time) for stores in particular markets. Periodic contributions are made by all stores (a minimum of 4% of net revenue). The Company disburses funds and accounts for all transactions related to such Fund and LAFs. Such amounts are not segregated from the cash resources of the Company; however, consistent with Statement of Financial Accounting Standards No. 45 "Accounting for Franchise Fee Revenue", such amounts are accounted for separately and are not included in the financial statements of the Company because the Company acts only as an agent for its franchisees in placing orders for advertising and paying related invoices out of such accounts.

  The Fund had an accumulated deficit of $9.6 million at December 31, 1995 and $15.2 million at December 29, 1996, which were funded by advances from the Company, $9.6 million and $10.2 million of which were recorded in Due from Affiliates at December 31, 1995 and December 29, 1996, respectively, and $5.0 million of which was recorded in Notes Receivable at December 29, 1996. The amounts classified in Due from Affiliates are short term advances to the Fund to be repaid within the next fiscal year. The amount classified in Notes Receivable is due October 1998 and bears interest at the applicable reference rate of Bank of America Illinois as established from time to time (8.25% at December 29, 1996) and is payable each four-week period.

  ENBC, as agent for its franchisees, administers similar national and local advertising funds. ENBC accounts for these funds in a similar manner.

9. COMMITMENTS AND CONTINGENCIES

  Through December 29, 1996, BC Equity Funding, L.L.C. ("BCEF") had invested an aggregate of $58.3 million in certain Boston Market area developers in the form of 10% cumulative preferred equity, redeemable by the area developers at a premium initially equal to 10% of the initial issue price, to be increased by 2% each year up to a maximum of 20% of the initial issue price plus accrued dividends (the "Redemption Price"). In the event the Company's conversion and option rights under its secured loan agreement with any of these area developers expire unexercised (See Note 10) and the Company does not consent to an area developer's request to undertake a firm commitment underwritten public offering of the stock of such area developer, the Company has agreed to purchase the preferred equity of such area developer from BCEF at the Redemption Price.

  Through December 29, 1996, Bagel Store Development Funding, L.L.C. ("Bagel Funding") had invested an aggregate of $70.2 million in ENBC's area developers in the form of common equity. ENBC is obligated to purchase Bagel Funding's equity interest in an area developer at a formula price in the event that the area developer fails to fulfill its obligation to redeem such interests at such price in any one of the following circumstances: (i) ENBC converts its loan into or otherwise acquires a majority equity interest in the area developer; (ii) ENBC does not consent to the area developer's request to undertake a firm commitment underwritten public offering of stock of the area developer after ENBC's conversion and option rights under its loan agreement with the area developer have expired unexercised; or (iii) ENBC does not consent to the area developer's request to terminate the area developer's area development and franchise agreements with ENBC after ENBC's conversion and option rights under its loan agreement with the area developer have expired unexercised.

  The Company has entered into two master lease facilities (the "1995 Facility" and the "1996 Facility") for the purpose of leasing equipment and real estate for stores owned by the Company and its area developers. Financing available under the 1995 Facility is $95.6 million and financing available under the 1996 Facility is $190.0 million. Both the 1995 Facility and the 1996 Facility bear interest at LIBOR plus an applicable margin and have terms, including renewal options, of between three and five years and contain a purchase option. The 1996 Facility is cross-collateralized and cross-defaulted with the Company's revolving credit facility (See Note 6). The Company subleases a majority of the leased assets to its area developers. The subleases to area developers contain substantially the same terms as the master leases. The Company would be contingently liable for $192.6 million if it utilized the entire amount available under the facilities and elected not to purchase the leased assets or renew the leases. Such contingent obligation would be reduced by a portion of the proceeds received by the lessor on the sale of the leased assets and payments received from the sublessees.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  The Company leases sites for stores and for its support center in Golden, Colorado. Lease terms are generally five years, with two or three five-year renewal options. Most of the leases contain escalation clauses and common area maintenance charges.

  The Company also purchases or leases real estate and equipment that it then leases, subleases, or assigns to an area developer or franchisee. The leases, subleases, and assignment terms to area developers and franchisees are negotiated at arm's length on commercially reasonable terms. The Company is contingently liable for all lease costs, including common area maintenance charges.

  The following is a schedule of future minimum rental payments that are required under operating leases that have initial or remaining noncancellable lease terms in excess of one year, sublease proceeds, guarantees and assignments, and rental receipts due under leases on property and equipment owned by the Company as of December 29, 1996 (in thousands of dollars):

                                                                     MINIMUM
                                              NET                RENTAL RECEIPTS
                          MINIMUM           MINIMUM  GUARANTEES  ON PROPERTY AND
                           RENTAL  SUBLEASE  RENTAL      AND     EQUIPMENT OWNED
                          PAYMENTS PROCEEDS PAYMENTS ASSIGNMENTS BY THE COMPANY
                          -------- -------- -------- ----------- ---------------
1997..................... $ 73,802 $ 74,095 $   --    $ 12,822      $ 18,675
1998.....................   57,114   57,178     --      12,048        18,359
1999.....................   24,003   23,153     850     11,089        18,475
2000.....................   22,032   20,942   1,090     10,591        19,003
2001.....................   18,373   17,924     449     16,640        19,465
Later Years..............   82,802   68,432  14,370     67,552        88,323
                          -------- -------- -------   --------      --------
                          $278,126 $261,724 $16,759   $130,742      $182,300
                          ======== ======== =======   ========      ========

  Rent expense, net of sublease income, under operating leases was $3,242,000, $4,495,000, and $4,637,000 for fiscal years 1994, 1995, and 1996, respectively.

  The Company has entered into an agreement with a poultry supplier relating to the production of two chicken processing facilities. The agreement expires in 2001, and contains two two-year and one one-year renewal options.

  ENBC has entered into a supply agreement relating to the purchase of certain minimum levels of cream cheese, which expires in October 2000, or earlier in certain circumstances. The agreement requires ENBC, its subsidiaries, area developers, and other authorized purchasers to purchase the lesser of 160,000 pounds of cream cheese per week or 60% of their requirements for cream cheese (excluding certain requirements that may be satisfied through other commitments and certain requirements of acquired companies). The price per pound is determined over the term of the contract based upon production costs.

  The Company has become subject to various lawsuits, claims, and other legal matters in the course of conducting its business, including its business as a franchisor. The Company believes that the outcome of such lawsuits, claims, and other legal matters will not have a material impact on the consolidated financial position or results of operations.

10. AREA DEVELOPER FINANCING

  The Company currently offers convertible secured debt financing to certain Boston Market area developers to partially finance store development and working capital needs. Only developers that are developing a significant portion of an area of dominant influence or metropolitan area of a major city and that meet all of the Company's requirements are eligible for such financing. Area developer financing generally requires the developer to expend at least 75% of its contributed capital toward developing stores prior to drawing on its revolving loan facility provided by the Company, with advances permitted during a two-or three-year draw period (or additional draw period in the event of a loan amendment) in a predetermined maximum amount, generally equal to three to four times the amount of the area developer's contributed capital. Upon expiration of

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES
the draw period, the loan converts to an amortizing term loan payable over four to five years in periodic installments, sometimes with a final balloon payment. The Company may extend the draw and repayment periods, subject to the area developer purchasing additional development rights, contributing additional capital, or in connection with other amendments to the loan agreement. Interest is set at the applicable reference rate of Bank of America Illinois as established from time to time (8.25% at December 29, 1996 and an average rate of 8.27% for 1996) plus 1%, and is payable each four-week period. The loan is secured by a pledge of substantially all of the assets of the area developer and generally by a pledge of the equity interests of the owners of the developer.

  ENBC offers secured debt financings to its area developers to partially finance store development and working capital needs on terms similar to those offered by the Company to Boston Market area developers.

  (A) LOAN CONVERSION OPTION

  The Company may convert all or any portion of the loan amount after a moratorium period (generally two years from execution or subsequent amendment of the loan) and generally after the area developer has completed not less than 80% of its area developer commitment or in the event of the defaults set forth below and generally up to the later of full repayment of the loan or a specified date in the agreement, into equity in the area developer at the conversion price set forth in the loan agreement, which is at a premium over the per unit price paid by investors in the area developer for their equity investments made concurrently with the execution of the loan agreement or subsequent amendments thereto. Default provisions contained in the area developer loans typically include default in payment of principal and interest, breach of a representation or warranty or of any covenant contained in the loan agreement or security instruments, bankruptcy or bankruptcy-related act of the borrower, resignation or termination of key management personnel, default under the area development agreement, termination of three or more franchise agreements, dissolution or liquidation, material adverse change in financial condition, default of other indebtedness, the master lease, sublease or any real estate lease, a judgment in excess of $100,000 (not satisfied, vacated or covered by insurance) and the invalidity or termination of any security instrument. The conversion price is negotiated at arms' length with each area developer and, at December 29, 1996, the average conversion premium was approximately 17% over the per unit price paid by the investors in the area developer for their equity investment made concurrently with the execution of the loan agreement or subsequent amendments thereto. The maximum loan amount is established to give the Company majority ownership of the developer upon conversion, provided the Company exercises its right to participate in any intervening financing by the developer. To the extent such loan is not fully drawn or has been drawn and repaid, the Company has a corresponding option to acquire, at the loan conversion price, the amount of additional equity it could have acquired by conversion of the loan, had the loan been fully drawn.

  ENBC's loan agreements with its area developers contain conversion and option features similar to the Company's loan agreements with its Boston Market area developers. The conversion price is negotiated at arms' length with each area developer and, at December 29, 1996, the average conversion premium was approximately 12% over the per unit price paid by the investors in the ENBC area developer for their equity investment made concurrently with the execution of the loan agreement or subsequent amendment thereto.

  In March 1997, the Company converted its loan to BC New York, L.L.C. ("BCNY") into a majority equity interest in BCNY. Additionally, the Company has agreed to acquire an additional 11% of the equity of BCNY from the current BCNY equity holders for approximately $15.0 million. After giving effect to the conversion, and assuming the Company purchases the additional 11% of the equity of BCNY, the Company will have an equity interest in BCNY of approximately 84%. The BCNY transaction added 118 Boston Market stores, operating in the metropolitan New York area, northern New Jersey, and Connecticut, to the Company store base. As of the date of conversion, total loan advances to BCNY were $80.0 million.

  There can be no assurance that the Company or ENBC will exercise future rights to convert their loans to any other area developers or acquire an equity interest in any other area developers to which they provide financing, or that such exercise or acquisition will result in a majority interest in such area developer.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  (B) COMMITMENTS TO EXTEND AREA DEVELOPER FINANCING

  The following tables summarize loan commitments, loan availability, outstanding loan balances (included in Notes Receivable on the Company's balance sheets) and contributed capital for Boston Market and ENBC area developers (in thousands of dollars, except number of area developers):

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
   BOSTON MARKET:
   Number of area developers receiving financing......         17           15
   Loan commitments...................................  $ 614,094    $ 838,043
   Loan availability..................................   (202,676)    (190,778)
                                                        ---------    ---------
   Loans outstanding (included in Notes Receivable)...  $ 411,418    $ 647,265
                                                        =========    =========
   Contributed capital................................  $ 200,268    $ 286,413
                                                        =========    =========

                                                                    DECEMBER 29,
                                                                        1996
                                                                    ------------
   ENBC:
   Number of area developers receiving financing...................         11
   Loan commitments................................................  $ 283,200
   Loan availability...............................................   (142,446)
                                                                     ---------
   Loans outstanding (included in Notes Receivable)................  $ 140,754
                                                                     =========
   Contributed capital.............................................  $  75,765
                                                                     =========

  The following tables summarize area developer financing activity of Boston Market area developers during fiscal years 1995 and 1996 and of ENBC area developers from conversion (June 17, 1996) through December 29, 1996 (in thousands of dollars):

                                                         FISCAL YEARS ENDED
                                                      -------------------------
                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
   BOSTON MARKET:
   Area developer loan balances, beginning of year...  $ 201,266    $  411,418
   Additional loan advances..........................    549,174     1,044,861
   Loan repayments...................................   (339,022)     (766,114)
   Loans converted into equity or eliminated in
   consolidation.....................................        --        (42,900)
                                                       ---------    ----------
   Area developer loan balances, end of year.........  $ 411,418    $  647,265
                                                       =========    ==========

                                                                   FISCAL YEAR
                                                                      ENDED
                                                                   DECEMBER 29,
                                                                       1996
                                                                   ------------
   ENBC:
   Area developer loan balances, at conversion (June 17, 1996) of
    the Company loan..............................................  $   41,224
   Loan advances..................................................     153,961
   Loan repayments................................................     (54,431)
                                                                    ----------
   Area developer loan balances, end of year......................  $  140,754
                                                                    ==========

  The majority of the loan advance and repayment activity reflects the revolving nature of the loans, that is, amounts are drawn and repaid on a regular basis to optimize cash management.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  The principal maturities of the aforementioned receivables are as follows (in thousands of dollars):

      1997............................................................. $    --
      1998.............................................................   16,471
      1999.............................................................   61,006
      2000.............................................................   71,004
      2001.............................................................   78,802
      Thereafter.......................................................  560,736
                                                                        --------
                                                                        $788,019
                                                                        ========

  (C) CREDIT RISK AND ALLOWANCE FOR LOAN LOSSES

  Three Boston Market area developers accounted for approximately 14%, 13%, and 12% of the Boston Market area developers' notes receivable balance at December 29, 1996 and no other Boston Market area developer individually accounted for 10% or more of such notes receivable balance as of such date. Five ENBC area developers accounted for approximately 21%, 17%, 15%, 10%, and 10% of the ENBC area developers' notes receivable balance at December 29, 1996 and no other ENBC area developer individually accounted for 10% or more of such notes receivable balance as of such date.

  The allowance for Boston Market and ENBC financed area developers' loan losses is maintained at a level that in management's judgment is adequate to provide for estimated possible loan losses. The amount of the allowance is based on management's review of use of loan proceeds, adherence to store development schedules, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors that management deems relevant at the time. Based upon this review and analysis, no allowance for loan losses was required as of December 31, 1995 and December 29, 1996.

  The following table sets forth certain combined financial information as of the dates indicated provided to the Company by Boston Market financed area developers. During 1995, six financed area developers were formed, and their data have been included in the table for 1995 from the dates of their respective formation. During 1996, two financed area developers were formed, and their data have been included in the table for 1996 from the dates of their respective formation and two financed area developers combined with two other financed area developers with geographically contiguous territories. The table excludes Mid-Atlantic and New Jersey Rose for both years and BCNY for 1996, the loans to which have been converted into equity or eliminated in consolidation (in thousands, except number of financed area developers and store data):

                                                         DECEMBER 31, DECEMBER 29,
                                                             1995         1996
                                                         ------------ ------------
   BOSTON MARKET FINANCED AREA DEVELOPERS:
   Total number of financed area developers............          15           14
   Total number of financed area developer stores open.         627          841
   Balance sheet data:
     Total gross assets................................    $513,926    $ 640,534
     Total debt:
       To the Company..................................     372,071      555,105
       To third parties (including capital lease obli-
        gations).......................................      14,456       23,797
     Total other liabilities (including trade
      payables)........................................     105,129      105,635
     Total stockholder/partner/member deficit..........      (9,891)    (102,754)

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                                                           FISCAL YEAR ENDED
                                                       -------------------------
                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
   Statement of operations data:
     Gross revenue....................................  $ 491,341    $ 865,082
     Income (loss) from continuing operations.........   (148,338)    (156,505)
   Statement of cash flows data:
     Cash flows from (used in) operating activities...  $ (76,926)   $(128,819)
     Cash flows from (used in) investing activities...   (193,100)     (82,307)
     Cash flows from (used in) financing activities...    269,746      212,366
                                                        ---------    ---------
       Net change in cash.............................  $    (280)   $   1,240
                                                        =========    =========

  The following table sets forth certain combined financial information as of the dates indicated provided to ENBC by its financed area developers (in thousands, except number of financial area developers and store data). During 1995, two financed area developers were formed, and their data have been included in the table for 1995 from the dates of their respective formation. During 1996, ten financed area developers were formed, and their data have been included in the table for 1996 from the dates of their respective formation, and one financed area developer combined with one other financed area developer with geographically contiguous territory.

                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
   ENBC FINANCED AREA DEVELOPERS:
   Total number of financed area developers..........         2            11
   Total number of financed area developer stores
    open.............................................        13           301
   Balance sheet data:
     Total gross assets..............................   $ 9,262     $ 221,156
     Total debt:
       To ENBC.......................................     3,538       140,754
       To third parties..............................       --            --
     Total other liabilities (including trade
      payables)......................................     3,011        37,033
     Total partner/member equity.....................     2,676        33,847
                                                          FISCAL YEAR ENDED
                                                      -------------------------
                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
   Statement of operations data:
     Gross revenue...................................   $   768     $ 109,940
     Income (loss) from continuing operations........    (1,324)      (40,592)
   Statement of cash flows data:
     Cash flows from (used in) operating activities..   $ 1,616     $ (16,382)
     Cash flows from (used in) investing activities..    (8,064)     (187,955)
     Cash flows from (used in) financing activities..     7,038       205,756
                                                        -------     ---------
       Net change in cash............................   $   590     $   1,419
                                                        =======     =========

11. STOCKHOLDERS' EQUITY

  In August 1994, the Company completed the public sale of 6,900,000 shares of its common stock, receiving net proceeds of approximately $120.0 million.

  In November 1994, the Company sold to BC Midwest L.P. 1,542,852 shares of common stock, receiving net proceeds of approximately $4.5 million.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  In December 1995, the Company completed the public sale of 10,350,000 shares of its common stock, receiving net proceeds of approximately $342.0 million.

 Warrants

  The Company has issued warrants to purchase 819,600 shares of common stock to third parties exercisable at prices ranging from $25.00 to $37.75. The warrants expire at various dates through December 2001.

 Stock Option Plans

  The Company has employee stock option plans (the "Employee Plans") under which options to purchase up to 12,240,000 shares of common stock may be granted. Under the terms of the Employee Plans, the Company may annually grant options to certain employees and officers of, and consultants to, the Company. The option price is equal to the fair market value of the stock on the date of the grant and each option has a term of ten years. The options generally vest at a rate of 10% at the end of the first year, an additional 20% at the end of the second year, an additional 30% at the end of the third year, with the balance vesting at the end of the fourth year from the date of the grant.

  The Company also maintains a stock option plan for non-employee directors (the "Directors Plan") under which options to purchase up to 360,000 shares of common stock may be granted. Under the terms of the Directors Plan, the Company automatically grants to each director who is not an officer or employee of the Company, options to purchase shares having a fair market value of $200,000 at the date of grant, each time they are elected or reelected as a director of the Company. The option price is equal to the fair market value of the stock on the date of grant and each option generally has a term of ten years. The options are exercisable at the end of one year of service from the date of grant.

  ENBC has an employee stock option plan under which options to purchase up to 5,500,000 shares of common stock of ENBC may be granted. ENBC also has a stock option plan for non-employee directors under which options to purchase up to 100,000 shares of common stock of ENBC may be granted. The terms of these plans are similar to the Company's plans, however, option grants to each director who is not an officer or employee of the Company are limited to a market value of $50,000 at the date of grant.

  The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the Company's stock option plans. Had employee compensation expense for the Company's plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and net income per common and equivalent share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                                  1995    1996
                                                                 ------- -------
      Net income--as reported................................... $33,559 $66,958
      Net income--pro forma..................................... $33,015 $62,638
      Net income per common and equivalent share--as reported... $  0.66 $  1.01
      Net income per common and equivalent share--pro forma..... $  0.65 $  0.95

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                1995     1996
                                                               -------  -------
      Expected volatility.....................................    38.0%    37.1%
      Risk-free interest rate.................................     6.8%     6.3%
      Expected lives.......................................... 5 years  5 years
      Dividend yield..........................................       0        0

  Activity under the option plans is as follows:

                                                             WEIGHTED AVERAGE
                           NUMBER OF COMPANY OPTIONS       SHARE EXERCISE PRICE
                         --------------------------------  --------------------
                           1994       1995        1996      1994   1995   1996
                         ---------  ---------  ----------  ------ ------ ------
Company plans:
  Options outstanding at
   beginning of fiscal
   year................. 6,698,024  8,140,421   8,668,265  $ 2.59 $ 5.81 $ 8.36
  Options Granted....... 2,362,133  1,141,955   1,647,550   14.70  24.37  26.31
  Options Exercised.....  (384,905)  (539,899) (1,343,647)   1.85   2.68   3.94
  Options Forfeited.....  (534,831)   (74,212)   (267,787)   4.19  21.07  15.13
                         ---------  ---------  ----------  ------ ------ ------
Options outstanding at
 end of fiscal year..... 8,140,421  8,668,265   8,704,381  $ 5.81 $ 8.36 $12.33
                         =========  =========  ==========  ====== ====== ======
Options exercisable at
 end of fiscal year..... 1,302,984  2,693,143   4,152,163
                         =========  =========  ==========

  Information on options outstanding and options exercisable as of December 29, 1996, is as follows:

                                                              COMPANY OPTIONS
                               COMPANY OPTIONS OUTSTANDING      EXERCISABLE
                              ------------------------------ ------------------
                                         WEIGHTED                      WEIGHTED
                                          AVERAGE                      AVERAGE
                                         REMAINING  WEIGHTED           EXERCISE
                                        CONTRACTUAL AVERAGE             PRICE
                              NUMBER OF    LIFE     EXERCISE NUMBER OF   PER
RANGE OF EXERCISE PRICES       OPTIONS    (YEARS)    PRICE    OPTIONS   SHARE
------------------------      --------- ----------- -------- --------- --------
$ 1.00-$ 3.00................ 2,752,263    5.27      $ 1.56  2,707,263  $ 1.55
$ 3.00-$ 6.00................ 1,721,579    6.29        4.02    860,402    4.11
$12.00-$15.00................   940,955    7.92       14.88    256,131   14.88
$15.01-$18.00................   871,962    7.55       17.43    199,973   17.37
$18.01-$21.00................   178,940    7.66       19.59     47,695   19.54
$21.01-$24.00................    53,662    8.58       23.32     13,486   22.67
$24.01-$27.00................   971,085    9.50       25.36      4,529   24.97
$27.01-$30.00................   313,109    9.05       27.96        237   29.69
$30.01-$33.00................   711,133    9.02       31.24     60,497   31.00
$33.01-$36.00................   186,042    9.28       34.66      1,950   34.78
$36.01-$39.00................     3,651    9.30       36.36        --      --
                              ---------    ----      ------  ---------  ------
                              8,704,381    7.06      $12.33  4,152,163  $ 4.41
                              =========    ====      ======  =========  ======

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                                                                    WEIGHTED
                                                       NUMBER OF  AVERAGE SHARE
                                                         ENBC       EXERCISE
                                                        OPTIONS       PRICE
                                                       ---------  -------------
ENBC plans:
  Outstanding as of the date of conversion (June 17,
   1996).............................................. 3,410,734     $ 6.50
    Granted...........................................   239,714      12.57
    Exercised.........................................   (47,440)      5.89
    Canceled..........................................  (124,933)      7.98
                                                       ---------     ------
  Outstanding as of December 29, 1996................. 3,478,075     $ 6.87
                                                       =========     ======
Exercisable as of December 29, 1996...................   275,824     $ 5.93
                                                       =========     ======

  Information on options outstanding and exercisable as of December 29, 1996, is as follows:

                                                                 ENBC OPTIONS
                                   ENBC OPTIONS OUTSTANDING      EXERCISABLE
                                ------------------------------ ----------------
                                           WEIGHTED                    WEIGHTED
                                            AVERAGE                    AVERAGE
                                           REMAINING  WEIGHTED         EXERCISE
                                          CONTRACTUAL AVERAGE  NUMBER   PRICE
                                NUMBER OF    LIFE     EXERCISE   OF      PER
RANGE OF EXERCISE PRICES         OPTIONS    (YEARS)    PRICE   OPTIONS  SHARE
------------------------        --------- ----------- -------- ------- --------
$ 5.88......................... 1,616,739    8.46      $ 5.88  257,700  $5.88
$ 6.00-$ 9.00.................. 1,433,755    9.04        6.58   18,124   6.54
$ 9.01-$12.00..................   417,411    9.41       11.36      --     --
$12.01-$15.00..................     8,109    9.58       15.00      --     --
$27.01-$30.00..................       685    9.70       29.13      --     --
$30.01-$33.00..................     1,376    9.76       32.63      --     --
                                ---------    ----      ------  -------  -----
                                3,478,075    8.81      $ 6.87  275,824  $5.93
                                =========    ====      ======  =======  =====

  As of December 29, 1996, the Company had 22,328,419 shares of common stock reserved for issuance upon exercise of stock options and warrants and conversion of convertible subordinated debentures and LYONs.

12. RELATED-PARTY TRANSACTIONS

  The Company and ENBC have entered into secured loan, area development and franchise agreements with certain area developers in which certain directors and certain current and former officers of the Company, ENBC and members of their families have a direct or indirect equity interest. In addition, certain officers and directors of the Company, and members of their immediate families, have a direct or indirect equity interest in ENBC. The Company has also entered into loan agreements with ENBC. These entities have paid approximately $11.3 million, $20.0 million, and $41.0 million in national and local advertising contributions in 1994, 1995, and 1996. The Company and ENBC (since conversion on June 17, 1996) have also sold to certain of these entities, stores, inventory, equipment, and other miscellaneous assets, including reimbursement of the Company's and ENBC's general and administrative costs and expenses, common stock, and warrants to purchase common stock for which they received approximately $47.1 million, $14.6 million, and $30.5 million in 1994, 1995, and 1996, respectively. The Company believes that the terms of these agreements are as favorable to the Company as those with other area developers of the Company.

  The Company has paid to one of these area developers $146,000 in 1994 and $100,000 in 1995 for various services.

  Pursuant to Statement of Financial Accounting Standards No. 57, all Company and ENBC financed area developers may be deemed to be related parties as a result of the lending and franchise relationships with their

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

area developers. Total royalties and franchise related fees earned from all financed area developers were $27.9 million, $59.9 million, and $110.9 million in 1994, 1995, and 1996, respectively. Total interest income earned from all financed area developers was $11.6 million, $32.0 million, and $57.1 million, in 1994, 1995, and 1996, respectively. Total notes receivable from all financed area developers were $411.4 million and $788.0 million at December 31, 1995 and December 29, 1996, respectively.

  Certain officers and directors of the Company have an equity interest in ENBC. For the Company's 1995 fiscal year, ENBC paid to the Company approximately $1.2 million for the purchase of furniture, equipment, and other miscellaneous assets. In addition, ENBC paid to the Company approximately $3.0 million and $7.6 million in software license, software maintenance, real estate, financial advisory, accounting fees, and interest on its loan with the Company during fiscal 1995 and 1996 (prior to conversion on June 17, 1996), respectively.

  Certain officers and directors of the Company are officers and minority investors in BCEF, having invested $7.3 million of an aggregate of $60.0 million at December 29, 1996. The Company has been engaged by BCEF to be its manager for which it received fees of $375,000 in 1995 and $125,000 in 1996. Neither the Company nor ENBC has an equity interest in BCEF.

  Certain officers and directors of the Company are investors in Bagel Funding, having invested $15.2 million of an aggregate of $75.0 million at December 29, 1996. ENBC is the manager of Bagel Funding. Bagel Funding paid $250,000 to ENBC (since conversion on June 17, 1996) in its capacity as manager during 1996. Neither the Company nor ENBC has an equity interest in Bagel Funding.

  Certain officers and directors of the Company have an equity interest in Market Partners, L.L.C. ("Market Partners"), having invested $9.0 million of an aggregate of $38.3 million at December 29, 1996. As of such date, Market Partners had invested $35.6 million in certain area developers of the Company. Neither the Company nor ENBC has an equity interest in Market Partners.

  A director/officer and a former director/officer of the Company control BC Midwest Trust, successor to the interests previously held by BC Midwest L.P.

  During 1994, 1995, and 1996, the Company paid approximately $528,000, $662,000, and $282,000, respectively, to Bowana Aviation, Inc. ("Bowana") for the use of aircraft. The Company's chief executive officer and a relative owned Bowana. The Company believes that the amounts charged are at rates at least comparable to those charged by third parties.

13. ENBC EQUITY OFFERINGS

  During 1996, from the date of the conversion of the Company's loan to ENBC, ENBC issued approximately 8.9 million shares of its common stock to third parties pursuant to an initial and a subsequent public offering, a concurrent non-underwritten public offering, and through the exercise of stock options and warrants at prices ranging from $5.88 per share to $28.58 per share. Prior to these transactions, the Company held approximately a 70% interest in ENBC, and subsequent to these transactions at December 29, 1996, the Company held approximately a 54% interest in ENBC. These transactions generated a pretax gain of approximately $38.2 million as a result of ENBC issuing shares of common stock at prices per share greater than the Company's carrying value. Deferred income taxes have been provided on the gain.

14. RELOCATION

 In September 1994, the Company consolidated its four Chicago-based support center facilities into a single facility and relocated to Golden, Colorado. The cost of the relocation, including moving personnel and facilities, severance payments, and the write-off of vacated leasehold improvements, was $5.1 million.

                                   EXHIBIT K
                                     TO THE
                              BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                             SECURED LOAN AGREEMENT
                             ----------------------

                             SECURED LOAN AGREEMENT


     This secured loan agreement (the "Agreement") is made and entered into as of the _____ day of __________, 199__ between ___________________, L.L.C., a
Delaware limited liability company (the "Company"), and Boston Chicken, Inc., a Delaware corporation ("Boston Chicken").

                                    Recitals
                                    --------


     The Company and Boston Chicken have entered into an area development agreement ("Development Agreement"), pursuant to which the Company is required to establish and operate Boston Market retail food service outlets (the "Stores") in the area specified in the Development Agreement (the "Development Area") in compliance with a development schedule set forth therein and to enter into individual franchise agreements (each, a "Franchise Agreement") for such specific Stores. In order to facilitate the development of the Stores, the Company desires to enter into this Agreement and to borrow up to $_______________ from Boston Chicken, and Boston Chicken desires to enter into this Agreement and to make such loan to the Company, upon the terms and subject to the conditions set forth herein.


                                   Covenants
                                   ---------

     In consideration of the mutual representations, warranties, and covenants set forth herein, and in consideration of any advances made hereunder to or for the benefit of the Company by Boston Chicken, the parties hereto agree as follows:

                                   ARTICLE I

                                    The Loan
                                    --------

         1.1  The Loan; Promissory Note.  Boston Chicken agrees, on the terms
              -------------------------
and subject to the conditions hereinafter set forth, to advance at any time and from time to time during the period commencing on the date hereof and ending on the last day of the ________ Retail Period (as defined below) in Boston Chicken's fiscal year _____ (the "Draw Loan Termination Date"), amounts requested by the Company in an aggregate principal amount not to exceed $___________ (the "Loan"). Each advance of the Loan (an "Advance") shall be in a minimum amount of $100,000, and shall be made by wire transfer of Boston Chicken to the account of the Company. The Loan shall be evidenced by a promissory note (the "Note") of even date herewith in the form attached hereto as Exhibit A.

     1.2  Maximum Principal Balance.  The aggregate outstanding principal
          -------------------------
balance of the Loan shall not exceed $_____________, less the principal amount of conversions under Section 1.7 and option exercises under Section 1.8 ("Maximum Principal Balance").

     1.3  The Loan Account.  Boston Chicken shall maintain a loan account on its
          ----------------
books in which shall be recorded all Advances made by Boston Chicken to the Company pursuant to this Agreement, and all payments made by the Company with respect to the Loan; provided, however, that failure to maintain such account or record any Advances therein shall not relieve the Company of its obligations to repay the outstanding principal amount of the Loan, all accrued interest thereon, and any amount payable with respect thereto in accordance with the terms of this Agreement and the Note.

     1.4  Interest Rate and Payment.  (a)  Interest shall accrue daily on the
          -------------------------
aggregate outstanding principal balance of the Loan, for the period commencing on the date the Loan is made until the Loan is paid in full, at a per annum rate equal to the rate designated and announced by Bank of America Illinois or its successor in interest (the "Bank") from time to time as its "reference rate" in effect at its principal office in Chicago, Illinois, plus 1%. The interest rate shall be adjusted, from time to time, on the same day on which the Bank adjusts its "reference rate." Interest on the outstanding principal amount of the Loan shall be payable in arrears on the dates set forth herein and at maturity (whether at stated maturity, by acceleration or otherwise).

          (b) During the Interest Payment Period (as defined below) the Company shall pay to Boston Chicken interest only on the outstanding principal balance of the Loan on the first day of each Retail Period, commencing on the first day of the Retail Period (as defined below) immediately following the first Retail Period in which the Company initially draws on the Loan under this Agreement through and including the Draw Loan Termination Date (the "Interest Payment Period"). Thereafter the Company shall pay principal and interest as provided in
Section 1.5.

          (c) Interest shall be computed on the basis of a 360-day year and the actual number of days elapsed.

          (d) Any principal payment due under the Note not paid when due, whether at stated maturity, by notice of repayment, by acceleration or otherwise, shall, to the extent permitted by applicable law, thereafter bear interest (compounded monthly and payable upon demand) at a rate which is 2% per annum in excess of the rate of interest otherwise payable under this Agreement in respect of such principal amount until such unpaid amount has been paid in full (whether before or after judgment).

     1.5  Repayment of the Loan.  If not earlier paid with the consent of Boston
          ---------------------
Chicken or if not accelerated for payment, the outstanding principal amount of the Loan shall, at the close of business on the Draw Loan Termination Date, thereafter become an amortized term Loan payable as follows: the principal balance of the Loan shall be payable to Boston Chicken in 65 substantially equal periodic installments of principal (the amount of which periodic installments of principal shall be determined at the close of business on the Draw Loan Termination Date based on a schedule amortizing such outstanding principal balance of the Loan as of such date in 130 substantially equal periodic installments of principal), plus accrued but unpaid interest, on the first day of each of Boston Chicken's 13 consecutive four-week accounting periods used for accounting purposes (each a "Retail Period"), commencing on the first day of the __________ Retail Period in Boston Chicken's fiscal year _____ and continuing until the first day of the _______________ Retail Period in Boston Chicken's fiscal year 20___, when the entire remaining principal balance of the Loan and all interest accrued thereon shall be due and payable.

     1.6  Term of this Agreement.  This Agreement and all covenants and
          ----------------------
agreements of the Company hereunder shall be effective as of the date of its execution (the "Closing Date") and shall continue in effect until the last to occur of (i) the exercise, expiration, or other termination of all remaining option rights granted in Section 1.8 hereof, (ii) the exercise, expiration, or other termination of all of the remaining conversion rights granted in Section
1.7 hereof, (iii) the date on which there is no amount (principal or interest) remaining outstanding under the Note and (iv) the date on which Boston Chicken no longer has an obligation to make any advances hereunder if the Company were to make a valid request for an advance pursuant to and in accordance with
Article III hereof.

     1.7  Convertibility.  (a)  On the terms and subject to the conditions set
          --------------
forth in the Note, any portion of the outstanding principal balance of the Loan is convertible at the election of the holder of the Note into Common Membership Units (as defined in the limited liability company agreement of the Company dated as of _____________, 19__ (the "LLC Agreement")) in the Company (herein called the "Units"), at any time and from time to time after both of the following have occurred: (i) _________________, ____, and (ii) such time as the Company has completed not less than 80% of the Development Schedule set forth in the Development Agreement, and up to the later of (x) the date on which the Company has properly repaid the outstanding principal balance of the Loan and all accrued interest thereon in full or (y) the first day of the ________ Retail Period in the Company's fiscal year ______; provided, however, that nothing herein shall impair, restrict or prohibit the exercise of remedies, including exercise of the conversion right, under Section 8.2 hereof upon the occurrence of a Default. Upon such conversion, that portion of principal so converted shall be deemed to be paid in full. Conversion of any portion of the principal balance of the Loan shall not relieve the Company of its obligation to pay any accrued but unpaid interest through the date of conversion on the portion of the principal balance of the Loan so converted. In no event shall interest be convertible into Units of ownership interest in the Company.

     (b) Upon any conversion under this Section 1.7, Boston Chicken's obligation to make additional advances to the Company under this Agreement shall be reduced by an amount equal to such conversion amount.

     1.8  Option.  (a) The Company shall have the option, at any time and from
          ------
time to time after both of the following have occurred: (i) _______________, 199__, and (ii) such time as the Company has completed not less than 80% of the Development Schedule set forth in the Development Agreement, and up to the later of (x) the date on which the Company has properly repaid the outstanding principal balance of the Loan and all accrued interest thereon in full or (y) the first day of the _______ Retail Period in the Company's fiscal year 20__, to purchase at the Conversion Price (as defined in the Note) up to that number of units of ownership of the Company equal to (A) the Option Amount, divided by (B) the Conversion Price (the "Option"); provided, however, that nothing herein shall impair, restrict or prohibit the exercise of remedies, including exercise of the Option, under Section 8.2 hereof upon the occurrence of a Default. For purposes of this Section 1.8, the Option Amount shall mean (x) the Maximum Principal Balance, less (y) the sum of (1) the dollar amount of the outstanding principal balance of the Loan (whether such amount is the result of a reduction in principal due to the repayment of the Loan or the failure by the Company to request advances hereunder or otherwise) and (2) the dollar amount of all previous conversions under Section 1.7 hereof and exercises of the Option under this Section 1.8, in each case on the date Boston Chicken notifies the Company of its intention to exercise the Option.

          (b) Upon exercise of any portion of the Option under this Section 1.8, Boston Chicken's obligations to make additional Advances to the Company under this Agreement shall be reduced by an amount equal to the amount of such Option exercise.

     1.9  One Obligation.  All advances made hereunder, and all interest accrued
          --------------
thereon, shall constitute one obligation of the Company secured by the security interests granted by this Agreement and by all other security interests, liens, claims, and encumbrances from time to time hereafter granted to Boston Chicken by the Company.

     1.10  Credit Resources.  The Company acknowledges that Boston Chicken has
           ----------------
informed it that Boston Chicken does not currently and may not from time to time in the future have cash, cash equivalents, and credit resources sufficient to permit Boston Chicken to necessarily make all requested Advances under this Agreement and all other similar agreements with financed area developers and franchisees while maintaining sufficient working capital for Boston Chicken's operating needs. The Company agrees that in the event Boston Chicken shall fail to fund the Loan as and to the extent required hereby solely as a result of the unavailability to Boston Chicken of cash and/or credit resources to fund the Loan and not as a result of any failure of the Company to satisfy the conditions precedent to Advances or of the occurrence of a Default or Event of Default hereunder (a "Funding Default"), such Funding Default shall not (a) constitute fraud (by any person or entity, including Boston Chicken and its successors and assignees) or (b) give rise to any liability of any person or entity (other than Boston Chicken and its successors and assignees) in any other tort, and the Company further agrees that it shall be limited to its remedies in contract and in tort as specified in clause (b) above against Boston Chicken. Boston Chicken and the Company agree that this Section 1.10 shall not diminish or otherwise affect in any way the amount of damages for which Boston Chicken may be liable to the Company in a contract or non-fraud tort action for a Funding Default.

     1.11  Payment Method.  (a) All payments to be made by the Company hereunder
           --------------
shall be made in lawful money of the United States, in immediately available funds, without setoff, counterclaim, deduction or withholding of any type.

          (b) So long as funds are available to be borrowed by the Company hereunder, the Company authorizes Boston Chicken (i) to make daily Advances on behalf of the Company under the Loan Agreement in accordance with Boston Chicken's customary practices and procedures to provide funds to the Company to cover payables, intercompany charges, and other charges previously approved by the Company, and regardless of whether the Company has specifically requested such advance and without waiver of any rights of Boston Chicken hereunder, and
(ii) to make Advances hereunder from time to time to pay interest on the Loan if the Company does not pay interest when due.

                                   ARTICLE II

                            Security and Collateral
                            -----------------------

     2.1  Security Interest.  To secure payment and performance of the Company's
          -----------------
obligations hereunder and under the Note, and all other obligations of the Company to Boston Chicken, whether now existing or hereafter arising, the Company hereby grants to Boston Chicken a continuing security interest in and to the following property and interests in property, whether now owned or hereafter acquired by the Company and wheresoever located:

          (a) all of the Company's real estate, accounts, equipment (including, but not limited to machinery, furniture, fixtures, tools, vehicles, and other tangible property), inventory, lease hold improvements, contract rights (including its rights as lessee under all leases of real property), general intangibles, deposit accounts, tax refunds, chattel paper, instruments, notes, letters of credit, documents, documents of title, and equity interests in any Subsidiary (as defined in Section 6.11 hereof) of the Company;

          (b) all insurance proceeds of or relating to any of the foregoing;

          (c) all of the Company's books, records, and computer programs and data relating to any of the foregoing; and

          (d) all accessories and additions to, substitutions for, and replacements, products, and proceeds of, any of the foregoing (all of the foregoing, and all of the security described in Section 2.2, being referred to collectively as the "Collateral").

     2.2  Pledge of Units.  In addition to the security interest in the
          ---------------
Collateral, the Company's obligations hereunder and under the Note and all other obligations of the Company to Boston Chicken shall be secured by the security interests created pursuant to a pledge agreement (the "Unit Pledge Agreement" or the "Pledge Agreement") between Boston Chicken and all of the members holding common membership Units of the Company (the "Members"), substantially in the form attached hereto as Exhibit C, pursuant to which the Members shall grant a security interest to Boston Chicken in and to all of the Units owned by them.

     2.3  Subsidiary Security Documents.  The Company shall cause each person or
          -----------------------------
entity becoming a Subsidiary of the Company from time to time to execute and deliver to Boston

Chicken, within five days after such person or entity becomes a Subsidiary, a security agreement substantially in the form attached hereto as Exhibit D, together with all financing statements and other related documents (including real estate mortgages) as Boston Chicken may request and such closing documents with respect to such Subsidiary of the type described in Article VII as Boston Chicken may request, sufficient to grant to Boston Chicken liens and security interests in all assets of each Subsidiary of the type described in Section 2.1. The Company shall from time to time execute and deliver to Boston Chicken, within five days after a person or entity becomes a Subsidiary of the Company, a pledge agreement substantially in the form of Exhibit C-1 and modified appropriately (or other agreement collaterally assigning all equity interest in such Subsidiary), pursuant to which the Company shall grant a security interest in favor of Boston Chicken in and to all shares of capital stock (or other equity interests) of such Subsidiary, together with the stock certificates or other evidence of ownership and accompanied by a stock power executed in blank. Any such pledge or other collateral agreements executed by the Company and security agreements and other documents executed by a Subsidiary of the Company from time to time shall be included in the term "Security Instruments" used herein and the stock and assets of such Subsidiary covered by such Security Instruments shall be included in the term "Collateral" used herein.

     2.4  Preservation of Collateral and Perfection of Security Interests
          ---------------------------------------------------------------
Therein.  (a)  The Company shall execute and deliver to Boston Chicken,
-------
concurrently with the execution of this Agreement, and shall execute and deliver or cause any Subsidiary of the Company to execute and deliver to Boston Chicken at any time or times hereafter at the request of Boston Chicken or the Agent (as defined below), all financing statements or other documents, including mortgages on real estate owned by the Company or its Subsidiaries and Subsidiary security agreements (the "Security Instruments") (and pay the cost of filing or recording the same in all public offices deemed necessary by Boston Chicken), as Boston Chicken or the Agent may request, in forms satisfactory to Boston Chicken, and take all further action that Boston Chicken or the Agent may request, or which may be reasonably necessary or desirable, to perfect and keep perfected the security interest in the Collateral granted by the Company to Boston Chicken, to create and perfect the security interests in the assets of any Subsidiaries of the Company provided in Section 2.3 hereof, or otherwise to protect and preserve the Collateral and Boston Chicken's security interest therein. Should the Company fail to do so, Boston Chicken is authorized to sign any such Security Instruments as the Company's agent.

          (b) The Company will furnish to Boston Chicken from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as Boston Chicken may reasonably request, all in reasonable detail.

          (c) The Company shall notify Boston Chicken, within five days after the occurrence thereof, of the acquisition by the Company or any Subsidiary of any property that is not subject to the existing liens and security interests, in favor of Boston Chicken, of any person or entity's becoming a Subsidiary, and of any other event or condition that may require additional action of any nature in order to create, preserve, or perfect the liens and security interests of Boston Chicken.

          (d) The Company shall, and shall cause each Subsidiary to, cause all tangible Collateral to be maintained and preserved in the same condition, repair and working order as when new, ordinary wear and tear excepted, and in accordance with any manufacturer's manual.

     2.5  Alternate Security and Pledge Agreements.  If requested by Boston
          ----------------------------------------
Chicken in order for the transactions contemplated by this Agreement to comply with the limitations and restrictions of that certain Amended and Restated Credit Agreement, dated May 18, 1994 among Boston Chicken, the lenders named therein, and the Bank, as agent for the lenders ("Agent"), as amended and as it may be further amended from time to time (the "BC Credit Line"), or to obtain a waiver therefrom, the Company hereby agrees that a security interest as referred to in Section 2.1 hereof, a pledge of Units and common stock as referred to in
Section 2.2 hereof, and the additional security interests described in Sections
2.3 and 2.4 hereof may be granted directly to the Agent in lieu of or in addition to such grants to Boston Chicken, in which event appropriate alterations may be made to this Article II and to the form of Pledge Agreement, and references herein to such security, pledges, and deliveries thereof to Boston Chicken may be deemed to refer to the Agent, as appropriate.

                                  ARTICLE III

                             Conditions of Advances
                             ----------------------

     Notwithstanding any other provisions contained in this Agreement, the making of any Advance (including the initial Advance) provided for in Section
1.1 shall be conditioned upon the following:

     3.1  The Company's Written Request.  Boston Chicken shall have received, at
          -----------------------------
least ten (10) business days prior to the day an advance is to be made hereunder, (a) a written request from the manager of the Company, duly authorized, for an advance in a specific amount, (b) with respect to the initial Advance hereunder, a certificate of the Company in the form attached hereto as Exhibit B-1, which shall be signed by a duly authorized officer of the manager of the Company, and with respect to subsequent Advances hereunder, a certificate of the Company in the form attached hereto as Exhibit B-2, which shall be signed by a duly authorized officer of the manager of the Company, and (c) copies of all other documents required to be delivered to Boston Chicken under section 5.1 below or otherwise reasonably requested.

     3.2  No Material Adverse Change.  No material adverse change in the
          --------------------------
financial condition, results of operations, assets, or business of the Company and its Subsidiaries, taken as a whole, shall have occurred at any time or times subsequent to the date hereof, or, in the event such a material adverse change shall have occurred, such change shall have been fully remedied without any material adverse effect on the financial condition, results of operations, assets or business of the Company and its Subsidiaries taken as a whole to the satisfaction of Boston Chicken in its sole discretion.

     3.3  No Default.  Neither a Default (as that term is defined in Article
          ----------
VIII hereof) nor any event which, through the passage of time or the service of notice or both, would mature into a Default (an "Event of Default") shall have occurred and be continuing.

     3.4  Representations and Warranties.  The representations and warranties
          ------------------------------
contained in Article IV hereof and in the Pledge Agreement and the other Security Instruments shall be true and correct on and as of the date such Advance is made.

     3.5  Area Development Agreement.  The Company is in compliance with the
          --------------------------
Development Schedule (as defined in the Development Agreement).

     3.6  Other Requirements.  Boston Chicken shall have received, in form and
          ------------------
substance satisfactory to it, all certificates, consents, affidavits, schedules, instruments, and other documents which the Company is obligated to provide to Boston Chicken hereunder or which Boston Chicken may at any time reasonably request.

     3.7  Amount of Advances.  Boston Chicken shall have received a certificate
          ------------------
of the Company, which shall be signed by the manager of the Company, duly authorized, and which shall certify that the amount of the requested Advance is the amount the Company reasonably expects (and which Boston Chicken reasonably believes is necessary) to expend within the 60-day period immediately following the receipt of the Advance for Store working capital purposes and to purchase, design, construct, and equip Stores in accordance with Section 5.6 hereof that are scheduled to open within 6 months of the Advance date or, in the case of free-standing Stores for which a building must be constructed, 9 months from the Advance date.

     3.8  Annual Budget.  The Company shall be substantially in compliance with
          -------------
its Annual Budget (as defined in Section 5.19).


                                   ARTICLE IV

                         Representations and Warranties
                         ------------------------------

     The Company represents and warrants that:

     4.1  Financial Statements.  The financial statements to be furnished to
          --------------------
Boston Chicken or the Agent in accordance with Section 5.1 below will be prepared in conformity with generally accepted accounting principles consistently applied throughout the periods involved, and will fairly present the financial condition of the Company and its Subsidiaries at the dates thereof and its results of operations for the periods indicated (subject, in the case of financial statements covering less than one full fiscal year, to normal, recurring year-end adjustments).

     4.2  Member Interests.  The Company has previously furnished to Boston
          ----------------
Chicken a true and correct copy of the certificate of formation of the Company and the LLC Agreement, including in each case all amendments thereto through the date of this Agreement. The holders of record (and beneficial owners, if any) of Units in the Company and the preferred membership units, and the number of Units and preferred membership units owned of record by each such holder and beneficially owned by each such beneficial owner, are set forth on Exhibit A to the LLC Agreement, and the number of Units and preferred membership units set forth on such Exhibit A constitute 100% of the issued and outstanding ownership interests in the Company. Except for options granted under the Company's 1996 Unit Option Plan and except as otherwise provided herein and in the Note, there are no outstanding options, warrants, rights, contracts, or agreements of any kind for the issuance or sale of any Units or preferred membership units in the Company or for the issuance or sale of any other member interests or obligations of the Company or for the purchase by the Company of any of its member interests.

     4.3  No Material Adverse Change.  Since the date hereof, there has been no
          --------------------------
material adverse change in the financial condition, results of operations, assets, or business of the Company and its Subsidiaries, taken as a whole, or, in the event such a material adverse change shall have occurred, such change shall have been fully remedied without any material adverse effect on the financial condition, results of operations, assets or business of the Company and its Subsidiaries taken as a whole to the satisfaction of Boston Chicken in its sole discretion.

     4.4  No Pending Material Litigation or Proceedings.  There are no actions,
          ---------------------------------------------
suits, investigations or proceedings pending or, to the knowledge of the Company or its Subsidiaries, threatened against or affecting the Company or its Subsidiaries or the business or properties of the Company or its Subsidiaries, in any court or before or by any governmental department, commission, board, agency or instrumentality, or any arbitrator. Neither the Company nor any of its Subsidiaries is in default with respect to any order, writ, injunction, or decree of any court or arbitrator or governmental agency.

     4.5  Valid Organization; Due Authorization; Valid and Binding Agreement.
          ------------------------------------------------------------------
(a) The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware, with power and authority to enter into and perform this Agreement and to issue the Note and incur the indebtedness to be evidenced thereby. The Company is qualified to do business and is in good standing in each jurisdiction in which failure to so qualify could have a material adverse affect on its property, business, operations, or prospects.

          (b) This Agreement and the Note have each been duly authorized by all required action on the part of the Company, and each of this Agreement and the Note has been duly exe cuted and delivered by the Company and constitutes the legal, valid, and binding obligation of the Company enforceable in accordance with its terms.

          (c) The execution and delivery of this Agreement and the Note and the performance by the Company of its obligations hereunder and thereunder will not conflict with or result in any breach of any of the provisions, or constitute a default under or result in the creation or imposition of any lien or encumbrance (except as expressly provided herein) upon any of the property of the Company pursuant to any of the provisions of the certificate of formation of the Company or the LLC Agreement or any agreement or instrument to which the Company is a party or by which it or its assets is bound.

          (d) No consent, authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other person, which has not been obtained or taken, is required for the execution and delivery of, or the performance by the Company of its obligations under, this Agreement or the Note.

     4.6  Conduct of Business.  Since inception, the Company and each Subsidiary
          -------------------
has conducted its business and operations in a manner consistent with that of a franchisee of Boston Chicken and has not engaged in any business other than the business of establishing, opening, and operating Boston Market Stores.

     4.7  Absence of Material Liabilities.  Neither the Company nor any
          -------------------------------
Subsidiary has any material liabilities or obligations, either accrued, absolute, contingent, or otherwise, except (a) as set forth in its most recent unaudited balance sheet, (b) normal liabilities and obligations incurred in the ordinary course of business since the date of its most recent unaudited balance sheet, (c) obligations under contracts and agreements entered into in the ordinary course of business.

     4.8  Tax Matters.  (a) The Company and its Subsidiaries have filed all
          -----------
federal, state, and local tax returns which are required to be filed, except for extensions duly obtained, and has paid, or made provisions for the payment of, all taxes which have become due pursuant to such returns or pursuant to any assessment received by the Company or any Subsidiary, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided.

          (b) The Company will be recognized for tax purposes as a partnership within the meaning of Section 7701(a)(2) of the Code, and the Company is not a "publicly traded partnership" within the meaning of Section 7704 of the Code.

     4.9  Ownership of Collateral; Security Interest Priority.  At the time any
          ---------------------------------------------------
Collateral becomes subject to a security interest of Boston Chicken hereunder, unless Boston Chicken shall otherwise consent, (a) the Company or a Subsidiary shall be the lawful owner of such Collateral and have the right and authority to subject the same to the security interest of Boston Chicken, (b) none of the Collateral shall be subject to any lien or encumbrance other than that in favor of Boston Chicken, and (c) there shall be no effective financing statement covering any of the Collateral on file in any public office, other than in favor of Boston Chicken. This Agreement creates in favor of Boston Chicken a valid and perfected first-priority security interest in the Collateral enforceable against the Company or its Subsidiary, as the case may be, and all third parties and secures the payment of the Company's obligations hereunder and under the Note, and all other obligations of the Company to Boston Chicken, whether now existing or hereafter arising, and all filings and other actions necessary or desirable to create, preserve, or perfect such security interest have been duly taken. Notwithstanding the foregoing provisions of this Section 4.9, clause (b) and (c) and the immediately preceding sentence of this Section 4.9 shall not be inaccurate by reason of (i) any purchase money security interest (including pursuant to a financing lease) in any equipment for the Company's Boston Chicken or Boston Market Stores, (ii) any lien arising in connection with an Equipment Sublease (as defined in Section 6.5) or (iii) in the event Boston

Chicken has consented to subordinate the Company's obligations to it hereunder in accordance with Section 9.11 hereof, any security interest pursuant to such specific subordination.

     4.10  Location of Offices, Records, and Facilities.  The Company's chief
           --------------------------------------------
executive office and chief place of business and the office where the Company keeps its records concerning its accounts, contract rights, chattel papers, instruments, general intangibles, and other obligations arising out of or in connection with the operation of its business or otherwise ("Receivables"), and all originals of all leases and other chattel paper which evidence Receivables, are located in the State of __________, at the address of the Company set forth in Section 9.4 hereof (as such address may be changed from time to time in accordance therewith). The federal tax identification number of the Company is ________________. The name of the Company is "__________________" and the
Company operates under no other names, other than the name "Boston Market" on its store locations pursuant to and in accordance with any applicable Franchise Agreement.

     4.11  Location of Inventory, Fixtures, Machinery, and Equipment.  (a)  All
           ---------------------------------------------------------
Collateral consisting of inventory, fixtures, machinery, or equipment is located within the Development Area, and at no other locations without the prior written consent of Boston Chicken.

          (b) If the Collateral described in clause (a) is kept at leased locations, the Company has used its best efforts to obtain appropriate landlord lien waivers or subordination satisfactory to Boston Chicken, unless such has been waived in writing by Boston Chicken for the particular instance.

          (c) If the Collateral described in clause (a) is warehoused, the Company has sent appropriate warehousemen's notices, each satisfactory to Boston Chicken, unless such has been waived by Boston Chicken for the particular instance.

     4.12  Investment Company Act.  The Company is not an "investment company",
           ----------------------
or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

     4.13  Public Utility Holding Company Act.  The Company is not a "holding
           ----------------------------------
company", or an "affiliate" of a "holding company" or a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

     4.14  Subsidiaries.  The Company has no Subsidiaries as of the date of this
           ------------
Agreement.

                                   ARTICLE V

                             Affirmative Covenants
                             ---------------------

     The Company covenants and agrees that so long as this Agreement remains in effect:

     5.1  Financial Statements.  (a)  The Company shall cause to be furnished to
          --------------------
Boston Chicken and, at Boston Chicken's request, to the Agent: (i) as soon as practicable and in any event within 20 days after the end of each interim calendar quarter, statements of income and cash flow of the Company and its Subsidiaries for such period and for the period from the beginning of the then current fiscal year to the end of such quarter and a balance sheet of the Company and its Subsidiaries as of the end of such quarter, setting forth in each case, in comparative form, figures for the corresponding periods in the preceding fiscal year, certified as accurate by the chief financial officer or treasurer of the manager of the Company, subject to changes resulting from normal, recurring year-end adjustments; (ii) as soon as practicable and in any event within 60 days after the end of each fiscal year, statements of income and cash flows of the Company and its Subsidiaries for such year, and a balance sheet of the Company and its Subsidiaries as of the end of such year, setting forth in each case, in comparative form, corresponding figures for the preceding fiscal year and as of the end of the preceding fiscal year, audited by independent certified public accountants selected by Boston Chicken and reasonably satisfactory to the Company; and (iii) as soon as practicable (but in any event not more than five business days after the president or chief financial officer of the manager of the Company obtains knowledge of the occurrence of an event or the existence of a circumstance giving rise to an Event of Default or a Default), notice of any and all Events of Default or Defaults hereunder.

          (b) All financial statements delivered to Boston Chicken, and if applicable, the Agent pursuant to the requirements of Section 5.1(a) shall be prepared in accordance with generally accepted accounting principles consistently applied. Together with each delivery of financial statements required by Section 5.1(a), the Company shall deliver to Boston Chicken an officer's certificate stating (i) that there exists no Default or Event of Default, or, if any Default or Event of Default exists, specifying the nature thereof, the period of existence thereof and what action the Company proposes to take or has taken with respect thereto, and (ii) the Company is substantially in compliance with the Annual Budget. Together with each delivery of financial statements required by Section 5.1(a)(ii) above, the Company shall deliver to Boston Chicken a certificate of the accountants who performed the audit in connection with such statements stating that in making the audit necessary to the issuance of a report on such financial statements, they have obtained no knowledge of any Default or Event of Default, or, if such accountants have obtained knowledge of a Default or Event of Default, specifying the nature and period of existence thereof. Such accountants shall not be liable by reason of any failure to obtain knowledge of any Default or Event of Default which would not be disclosed in the ordinary course of an audit. The Company authorizes Boston Chicken to discuss the financial condition of the Company with the Company's independent public accountants and agrees that such discussion or communication shall be without liability to either Boston Chicken or the Company's independent public accountants.

     5.2  Inspection.  Boston Chicken, or any person designated from time to
          ----------
time by Boston Chicken, shall have the right, from time to time hereafter, to call at the Company's or its Subsidiaries' place or places of business during ordinary business hours, and, without hindrance or delay, (a) to inspect, audit, check, and make copies of and extracts from the Company's and its Subsidiaries' books, records, journals, orders, receipts, and any correspondence and other data relating to the business of the Company or its Subsidiaries or to any transactions between the parties hereto, and (b) to discuss the affairs, finances, and business of the Company and its Subsidiaries with the officers of the Company and its Subsidiaries.

     5.3  Conduct of Business.  (a)  The Company shall, and shall cause each
          -------------------
Subsidiary to (i) maintain its corporate or other entity existence and qualification to do business in good standing in each jurisdiction where the failure to be so qualified would have a material adverse effect on the financial condition of the Company or its Subsidiaries, (ii) maintain in full force and effect all licenses, bonds, franchises, leases, patents, contracts, and other rights necessary to the conduct of its business, and (iii) comply with all applicable laws and regulations of any federal, state, or local governmental authority, including those relating to environmental matters, labor and employment laws and employee benefit matters.

          (b) The Company shall, and shall cause its Subsidiaries to, duly pay and discharge (i) all lawful claims, whether for labor, materials, supplies, services, or anything else, which might or could, if unpaid, become a lien or charge upon its property or assets, unless and to the extent only that the validity thereof is being contested in good faith and by such appropriate proceedings, (ii) all of its trade bills when due in accordance with their original terms, and (iii) all taxes unless and to the extent that the validity thereof is being contested by the Company in good faith and by appropriate proceedings and for which the Company has provided adequate reserves.

          (c) The Company shall, and shall cause each Subsidiary to, conduct its business and operations in a manner consistent with that of a franchisee of Boston Chicken, and shall not, and shall not permit any Subsidiary to engage in any business other than the business of establishing, opening, and operating Boston Market Stores in the Development Area.

     5.4  Insurance.  (a)  The Company shall keep and maintain, and shall cause
          ---------
its Subsidiaries to keep and maintain, at their sole cost and expense, (i) insurance on their assets for at least 80% of the full replacement value thereof against loss or damage by fire, theft, explosion, and all other hazards and risks ordinarily insured against by other owners or users of such properties in similar businesses; and (ii) public liability insurance relating to the Company's and its Subsidiaries' ownership and use of their assets.

          (b) All such policies of insurance shall be in such form and in such amounts as is customary in the case of other owners or users of like properties in similar businesses, with insurers as shall be reasonably satisfactory to Boston Chicken. Upon demand, the Company shall deliver to Boston Chicken the original (or certified) copy of each policy of insurance, and evidence of payment of all premiums for each such policy. Such policies of insurance (except those of public liability) shall contain an endorsement in form and substance acceptable to Boston Chicken, showing Boston Chicken as an additional insured. Such endorsement, or an independent instrument furnished to Boston Chicken, shall provide that all insurance companies will give Boston Chicken at least 30 days prior written notice before any such policy or policies of insurance shall be altered or canceled. The Company and each Subsidiary hereby directs all insurers under such policies of insurance (except those of public liability) to pay all proceeds payable thereunder for claims in excess of the aggregate amount of $50,000 directly to Boston Chicken, and the Company and each Subsidiary irrevocably appoints Boston Chicken (and all officers, employees, or agents designated by Boston Chicken), as the Company's and the Subsidiaries' true and lawful agent (and attorney-in-fact) for the purpose of endorsing the name of the Company or such Subsidiary on any check, draft, instrument, or other item of payment for such proceeds. Any proceeds received by Boston Chicken shall be applied to the Company's obligations hereunder, and any overage shall be paid to the Company. The Company and each Subsidiary irrevocably appoints Boston Chicken, from and after a Default or an Event of Default, as the Company's and each Subsidiary's true and lawful agent (and attorney-in-fact) for the purpose of making, settling, and adjusting claims under such policies of insurance and for making all determinations and decisions with respect to such policies of insurance. In the event the Company or any Subsidiary at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above or to pay any premium in whole or in part relating thereto, then Boston Chicken, without waiving or releasing any Default or Event of Default hereunder, may at any time or times thereafter (but shall be under no obligation to do so) obtain and maintain such policies of insurance and pay such premium and take any other action with respect thereto which Boston Chicken deems advisable. All sums so disbursed by Boston Chicken, including reasonable attorneys' fees, court costs, expenses, and other charges relating thereto, shall be part of the Company's obligations hereunder, payable by the Company to Boston Chicken on demand.

     5.5  Notice of Suit or Adverse Change in Business.  The Company shall give
          --------------------------------------------
written notice to Boston Chicken of the following (a) as soon as possible, and in any event within five business days after the Company receives actual notice of any material proceeding(s) being instituted or threatened to be instituted by or against the Company or any Subsidiary in any federal, state, or local court or before any commission or other regulatory body (federal, state, or local), and (b) as soon as possible and in any event within five business days after the Company learns of any material adverse change in the financial condition, results of operations, business, or assets of the Company or any Subsidiary.

     5.6  Use of Proceeds.  Except as otherwise authorized in writing by Boston
          ---------------
Chicken, the Company shall use the net proceeds from the Loan solely to finance the purchase, design, construction, and equipment of Boston Market Stores in the Development Area, and for Store working capital. The Company will not, directly or indirectly, use any part of such proceeds for the purpose of purchasing or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or to extend credit to any person for the purpose of purchasing or carrying any such margin stock.

     5.7  Registration of Units.  The Company covenants that if any Units in the
          ---------------------
Company issued upon conversion of the Note or exercise of the Option require registration with or approval of any governmental authority under any Federal or state law before such units may be issued upon such conversion or exercise, the Company will, at its expense and as expeditiously as possible, cause such Units to be duly registered or approved, as the case may be.

     5.8  Additional Members.  The Company agrees to cause each person other
          ------------------
than Boston Chicken becoming a Member of the Company from time to time after the date of the Unit Pledge Agreement to execute and deliver to Boston Chicken within five days after such person becomes a member of the Company, a copy of the Unit Pledge Agreement.

          5.9   Rights Regarding Future Financings. If, at any time after the
                ----------------------------------
Closing Date through the later of the date on which the outstanding principal balance of the Loan and all accrued interest thereon is paid in full or the expiration of the term of the Option in accordance with the provisions of
Section 1.8 hereof, advances of debt and purchases of equity by Boston Chicken under this Agreement aggregate at least 75% of the Maximum Principal Balance of the Loan, and the Company determines that it requires additional financing (whether debt or equity) (including, but not limited to, all capital-type transactions and sale/leaseback transactions), it agrees (a) to negotiate in good faith with Boston Chicken for a period of 60 days with regard to any portion or the entire amount (at the option of Boston Chicken) of such financing prior to negotiating with any other entity with regard thereto, (b) in the event the Company has engaged in good faith negotiations under clause (a) of this
Section 5.9 and such negotiations have been unsuccessful, to notify Boston Chicken of the existence of any other financing arrangement it proposes to consummate and the terms and conditions thereof and grant to Boston Chicken a right of first refusal with respect to such financing on the same terms and subject to the same conditions contained therein and upon receipt of such notice (setting forth in detail all relevant terms and conditions of such financing), Boston Chicken shall have 30 days thereafter in which to agree to assume all of the financing on the same terms and conditions, and (c) with respect to any financing other than a pure debt financing in which the debt instrument to be offered has no equity-type features, to grant to Boston Chicken a preemptive right to participate therein on a fully diluted basis for a period of 60 days, which preemptive right may be satisfied, at Boston Chicken's option, by increasing the Maximum Principal Balance available to be borrowed by the Company hereunder (with corresponding increases in Boston Chicken's conversion and Option rights) rather than purchasing or otherwise participating in the instrument or security to be offered by the Company. As used herein the term "fully diluted basis" shall mean Boston Chicken's ability to maintain the same percentage equity interest in the Company (calculated by including as outstanding the Units in the Company subject to all outstanding options and warrants, including Units in the Company which Boston Chicken then has a right to purchase hereunder either through conversion pursuant to Section 1.7 or the exercise of its Option pursuant to Section 1.8 hereof) after such financing is completed as it had prior to such financing. Boston Chicken acknowledges that the right of first negotiation as set forth in clause (a) above does not preclude the Company from making inquiries in the relevant marketplace to obtain information regarding the terms of a financing solely for purposes of comparison. The failure by Boston Chicken to exercise its rights under any provision of this Section 5.9 within the time period specified shall be deemed to constitute a waiver of its rights under such provision.

          5.10   Additional Covenants. In the event Boston Chicken has agreed to
                 --------------------
subordinate the Loan pursuant to and in accordance with the provisions of
Section 9.11 hereof, (a) the Company will not permit total Senior Indebtedness to at any time exceed 30% of Total Capitalization, and (b) the Company shall at all times have Cash Flow during each fiscal quarter which is at least equal to the Prospective Fixed Charges for the next succeeding fiscal quarter. For this purpose, the term "Senior Indebtedness" shall mean all indebtedness to which the Loan is subordinate, and the term "Total Capitalization" shall mean all equity and indebtedness of the Company (other than trade payables), including all Senior Indebtedness, the outstanding principal balance of the Loan, any subordinated debt, members' equity (both common and preferred), and all leases which, in accordance with generally accepted accounting principles, are, or are required to be, capitalized on the books of the Company. The term "Cash Flow" for any fiscal quarter shall mean the sum of Net Earnings during such fiscal quarter plus all charges made by the Company during such quarter for depreciation and amortization in respect of its fixed assets, income taxes, and interest on the Loan, any Senior Indebtedness, and any other long-term indebtedness, all as determined in accordance with generally accepted accounting principles consistently applied. The term "Net Earnings" shall mean the net income of the Company during such period as computed in accordance with generally accepted accounting principles consistently applied, and, without limiting the foregoing, after deduction from gross income of all charges and reserves, including charges and reserves for all taxes on or measured by income, but excluding any profits or losses on the sale or other disposition not in the ordinary course of business of fixed or capital assets or on the acquisition, retirement, sale, or other disposition of shares of capital stock or securities of the Company, and also excluding any taxes on such profits and any tax deductions or credits on account of any such losses. The term "Prospective Fixed Charges" shall mean as of any date the same are to be determined one fourth of the sum of (x) any principal payments on the Loan, any Senior Indebtedness and any other long term indebtedness (determined in accordance with generally accepted accounting principles consistently applied) scheduled to become due within the ensuing 12-month period and (y) interest to be paid during such period on the Loan, any Senior Indebtedness and any other long-term indebtedness. In the event any interest required by this Section 5.10 to be included in the calculation of Prospective Fixed Charges is charged on a floating-rate basis which cannot be determined as to the future, then such interest shall be calculated for such period at the rate then in effect.

          5.11   BC Credit Line Compliance. The Company agrees that, at the time
                 -------------------------
that it becomes a "Subsidiary" (as defined in the BC Credit Line), if ever, it will not incur any additional indebtedness or create any additional lien which would cause Boston Chicken to be in default of the BC Credit Line.

          5.12   BC Credit Line Representations. The Company agrees that, at the
                 ------------------------------
time that it becomes a "Subsidiary" (as defined in the BC Credit Line), if ever, it will conduct its business and take such action (or refrain from taking such action) as to cause to be true and correct at all relevant times the representations or warranties applicable to a "Subsidiary" contained in the BC Credit Line.

          5.13  Company Subsidiaries. Each corporation or other entity becoming
                --------------------
a Subsidiary of the Company after the date hereof will be duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization and will be duly qualified to do business in each additional jurisdiction where such qualification is or may be necessary under applicable law. Each Subsidiary of the Company will have all requisite power to own or lease the properties used in its business and to carry on its business as now being conducted and as proposed to be conducted. All outstanding shares of capital stock or other units of ownership interest of each class of each Subsidiary of the Company will be validly issued and will be fully paid and nonassessable and will be owned, beneficially and of record, by the Company or another Subsidiary of the Company free and clear of any liens.

          5.14  Place of Business. The Company will provide Boston Chicken with
                -----------------
60 days' prior written notice of any proposed change in the location of its chief executive office. The Company shall not change its name without the prior written consent of Boston Chicken.

          5.15  Location of Inventory, Fixtures, Machinery, and Equipment. (a)
                ---------------------------------------------------------
All Collateral consisting of inventory, fixtures, machinery, and equipment shall at all times be located within the Development Area and at no other locations without the prior written consent of Boston Chicken.

                (b) If the Collateral described in clause (a) is at any time kept at leased locations, the Company shall use its best efforts to obtain appropriate landlord lien waivers or subordination satisfactory to Boston Chicken, unless such has been waived in writing by Boston Chicken for a particular instance.

                (c) If the Collateral described in clause (a) is at any time warehoused, the Company shall send appropriate warehousemen's notices, each satisfactory to Boston Chicken, unless such has been waived by Boston Chicken for the particular instance.

          5.16  Partnership Status for Tax Purposes. The Company will maintain
                -----------------------------------
at all times its status for tax purposes as a "partnership" within the meaning of Section 7701(a)(2) of the Code, and the Company will not take any action or omit to take any action that would cause the Company to become a "publicly traded partnership" within the meaning of Section 7704 of the Code.

          5.17  HSR Act Compliance. In the event Boston Chicken determines that
                ------------------
any filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") in connection with any exercise of the conversion rights pursuant to Section 1.7 hereof or of the Option pursuant to
Section 1,8 hereof, the Company agrees to prepare and file with the Federal Trade Commission and the United States Department of Justice within 10 business days from the date of notice from Boston Chicken any notification required to be filed under the HSR Act or any rules or regulations promulgated thereunder. Boston Chicken shall pay any filing fees required under the HSR Act in connection with such filing. Any such filing shall be true and accurate in all material respects and responsive to the requirements of the HSR Act and any such rules and regulations. Each of the Company and Boston Chicken shall make available to the other party such information as may be required for the preparation of any such notification or related reports.

          5.18  Company's Fiscal Year.  The Company shall adopt a fiscal year
                ---------------------
consistent with the fiscal year adopted by Boston Chicken from time to time. As of the date of this Agreement, the Company acknowledges that Boston Chicken's fiscal year is the 52/53-week period ending on the last Sunday in December and consists of 13 four-week periods.

          5.19  Annual Budget.  The Company shall deliver to Boston Chicken, as
                -------------
soon as practicable and in any event no later than the last day of the first Retail Period of each fiscal year, an operating and development budget for the Company for such fiscal year (the "Annual Budget").


                                   ARTICLE VI

                               Negative Covenants
                               ------------------

          The Company covenants and agrees that, so long as this Agreement remains in effect (unless Boston Chicken shall give its prior written consent thereto):

          6.1   Guarantees; Loans; etc.  The Company shall not, and shall not
                -----------------------
permit any Subsidiary to (a) guarantee, endorse or otherwise in any way become or be responsible for obligations of any other person, whether by agreement to purchase the indebtedness of any other person or through the purchase of goods, supplies, or services, or by agreement to maintain net worth, working capital, or other balance sheet covenants or conditions, or by way of stock purchase, capital contribution, advance, or loan for the purpose of paying or discharging any indebtedness or obligation of such other person or otherwise, except endorsements of negotiable instruments for collection in the ordinary course of busi ness, or (b) make loans or advances to any person.

          6.2   Disposal of Property.  The Company shall not, and shall not
                --------------------
permit any Subsidiary to, sell, lease, transfer, or otherwise dispose of any of its properties, assets, and rights (or agree to sell, lease, transfer, or otherwise dispose of any of its properties, assets, and rights) (including the Collateral) to any party except in the ordinary course of business.

          6.3   Compensation to Members and Related Parties.  Other than
                -------------------------------------------
reasonable salaries and normal benefits (including options pursuant to the 1996 Unit Option Plan), which salaries and benefits must be approved by Boston Chicken, the Company shall not pay any compensation, bonuses, fees, options, or other amounts to any Member or to any of the stockholders, affiliates or immediate family members of any such Member. The Company shall not, without the prior written consent of Boston Chicken, amend its 1996 Unit Option Plan.

          6.4   Distributions and Redemptions.  The Company shall not, directly
                -----------------------------
or indirectly, (a) redeem, purchase, or otherwise retire any of the Units or any preferred membership units in the Company, except as expressly required under the LLC Agreement with respect to the preferred membership units in the Company,
(b) make any distributions, except distributions expressly required to be paid under the LLC Agreement with respect to the preferred membership units in the Company, or (c) return capital of the Company to its members, except that the Company shall (i) make cash distributions (if permitted under the laws of the state of its organization) after the satisfactory completion of the Development Schedule under each Development Agreement between the Company and Boston Chicken, as each such Development Agreement may be amended from time to time, and after establishment of reasonably adequate reserves for working capital and foreseeable contingencies so long as the Company continues to observe and perform the covenants set forth in clause (b) of Section 5.10 hereof, irrespective of whether Boston Chicken has agreed to subordinate the Company's debt in accordance with Section

9.11 hereof at the time of the payment of such distribution), and (ii) make cash distributions during or within 75 days after the end of any taxable year in an amount equal to (A) the excess of (1) the total amount of taxable income allocated to its Members during such taxable year, over (2) the amount, if any, by which the sum of all items of deduction and loss allocated to its members for all prior taxable years exceeds the sum of all items of taxable income allocated to its members for all prior taxable years, multiplied by (B) a tax rate reasonably selected by the Company as the highest effective combined statutory rate of federal and state income tax imposed on net income of the Company allocated to the Members.

          6.5   Additional Indebtedness.  The Company shall not, and shall not
                -----------------------
permit any Subsidiary to, incur additional indebtedness in excess of $5,000 as to any one item and $50,000 in the aggregate without the consent of Boston Chicken, other than (a) as provided in Section 5.9 and 9.11 hereof, (b) the subleasing by the Company of equipment used in the operation of its Stores pursuant to certain subleases intended as security between the Company and Boston Chicken (the "Equipment Subleases"), (c) trade payables in the ordinary course of business, and (d) real estate lease obligations for Stores arising in the ordinary course of business.

          6.6   Mergers, Consolidations, Acquisitions, etc.  The Company shall
                ------------------------------------------
not, and shall not permit any Subsidiary to (a) be a party to any consolidation, reorganization, or merger; (b) sell or otherwise transfer any part of its assets (except in the ordinary course of business and except as part of a financing as to which Boston Chicken has waived its rights pursuant to and in accordance with
Section 5.10 hereof); (c) except as provided in Sections 5.9 and 9.11 hereof, effect any change in its capital structure or in any of its business objectives, purposes, and operations; (d) acquire any capital in or equity ownership of another corporation, partnership, or other business organization; (e) engage in any other business than the operation of Boston Market Stores; or (f) liquidate or dissolve or take any action with a view toward liquidation or dissolution.

          6.7   Certificate of Formation and LLC Agreement; Manager. The Company
                ---------------------------------------------------
shall not make any changes in or amendments to its certificate of formation or the LLC Agreement as they are in effect as of the date hereof; except that the Company may amend the LLC Agreement to the extent necessary to consummate any financing as to which Boston Chicken has waived its rights pursuant to and in accordance with Section 5.9 hereof. The Company shall not, without the prior written consent of Boston Chicken, change its manager[s] or managing member.

          6.8   Issuance of Units. Except for (a) Units which may be issued upon
                -----------------
(i) exercise of options granted under the Company's 1996 Unit Option Plan, (ii) exercise of the Option, (iii) conversion of any portion of the outstanding principal balance of the Loan as provided in the Note, (iv) consummation of any financing after advances of debt and purchases of equity by Boston Chicken under this Agreement aggregate at least 75% of the Maximum Principal Balance and as to which Boston Chicken has waived its rights pursuant to and in accordance with
Section 5.9 hereof, and (b) options granted under the Company's 1996 Unit Option Plan, the Company will not issue any additional Units or preferred membership units in the Company.

          6.9   Liens.  The Company shall not, and shall not permit any
                -----
Subsidiary to, create, incur, or suffer to exist any lien on any of the assets, rights, revenues or property, real, personal, or mixed, tangible or intangible, whether now owned or hereafter acquired, of the Company or any Subsidiary, other than liens in favor of Boston Chicken and liens otherwise permitted under Section 4.9 and Section 9.11 hereof.

          6.10  Transactions with Affiliates.  The Company shall not, and shall
                ----------------------------
not permit any Subsidiary to, become a party to, or become liable in respect of, any contract or undertaking with any affiliate except as otherwise expressly permitted under this Agreement and except in the ordinary course of business and on terms not less favorable to the Company or such Subsidiary than those which could be obtained if such contract or undertaking were an arms length transaction with a person other than an affiliate.

          6.11  Subsidiaries.  The Company shall not, and shall not permit any
                ------------
Subsidiary to, create or otherwise invest in any corporation, partnership, or other entity unless the Company or such Subsidiary owns directly 100% of the issued and outstanding equity interests therein (such 100% owned entity to be referred to herein as a "Subsidiary").

                                  ARTICLE VII

                             Conditions of Closing
                             ---------------------

          Boston Chicken's obligations hereunder shall be subject to (a) the performance by the Company prior to or on the Closing Date of all of its covenants theretofore to be performed under this Agreement, (b) the accuracy of the Company's representations and warranties contained in this Agreement on the Closing Date, and (c) the satisfaction, prior to or on the Closing Date, of the following further conditions:

          7.1   Opinion of Counsel.  (a)  Boston Chicken shall have received on
                ------------------
the Closing Date from ____________________ an opinion, dated the Closing Date, in the form attached hereto as Exhibit E, with the blanks appropriately completed.

                (b) Boston Chicken shall have received on the Closing Date from _________________ an opinion, dated the Closing date, that the Company will be taxed as a partnership within the meaning of Section 7701(a)(2) of the Code and that the Company will not be a "publicly traded partnership" within the meaning of Section 7704 of the Code.

          7.2   Proceedings and Documents.  All proceedings to be taken in
                -------------------------
connection with the transaction contemplated by this Agreement and all documents incident to such transaction shall be satisfactory in form and substance to Boston Chicken and its counsel, and Boston Chicken shall have received all documents or other evidence which it and its counsel may reasonably have requested in connection with such transaction, including copies of records of all proceedings in connection with such transaction and compliance with the conditions set forth in this Article VII, in form and substance sat isfactory to Boston Chicken and its counsel.

          7.3   Executed Documents.  The Company, and to the extent applicable,
                ------------------
the Members and their respective spouses and the Stockholders and their respective spouses, shall have each duly executed the following documents to which they are parties, and shall have delivered to Boston Chicken the following:

                (a)  this Agreement;

                (b)  the Note;

                (c)  the Pledge Agreement;

                (d) the Accounting Services Agreement in the form attached hereto as Exhibit F;

                (e) the Investor Representation Letter in the form attached hereto as Exhibit G from each investor in the Company; and

                (f) such financing statements or other documents for filing with public officials with respect to the Security Instruments as Boston Chicken may reasonably request, including without limitation financing statements executed by each Member.

          7.4   No Defaults.  There shall exist no Event of Default or Default.
                -----------

          7.5   Additional Deliveries. Boston Chicken shall have received, in
                ---------------------
form and substance satisfactory to it, copies of the following documents:

                (a) the Company's certificate of formation certified as true and correct by the Secretary of State of Delaware, dated within five days prior to the Closing Date, and certified as true and correct as of the Closing Date by the manager of the Company;

                (b) the LLC Agreement, as in force and effect on the Closing Date, certified as true and correct by the manager of the Company;

                (c) certificate of good standing of the Company from the Secretary of State of the States of Delaware, __________, ___________ and _________ dated within five days prior to the Closing Date; and

                (d) evidence satisfactory in form and substance to Boston Chicken of all required action taken by the Company to authorize, among other things, the execution, delivery, and performance by the Company of this Agreement, the Note, and the Security Instruments and the Accounting Services Agreement and the consummation of the transactions contemplated hereby, including authorization of the Company to enter into the Area Development Agreement and any Franchise Agreement pursuant thereto and to issue Units of ownership interest upon the conversion of the Loan and the exercise of the Option, certified as true and correct as of the Closing Date by a duly authorized officer of the manager of the Company.

          7.6   Opinion of Auditors. Boston Chicken shall have received on the
                -------------------
Closing Date from Boston Chicken's independent public accountants an opinion, dated the Closing Date, in form and substance satisfactory to Boston Chicken, to the effect that the Note and the obligations incurred hereunder are deemed to be debt, and not equity, in accordance with generally accepted accounting principles.

          7.7   Members' Equity. Boston Chicken shall have received evidence
                ---------------
satisfactory to it that the Company has, on the Closing Date, cash or cash equivalents of at least $__________, and members' equity of at least $___________.

          7.8   Compliance with BC Credit Line. Boston Chicken shall (a)
                ------------------------------
determine in good faith that this Agreement complies with applicable restrictions or limitations under the BC Credit Line, (b) obtain a written waiver of noncompliance of the transactions contemplated hereby with the BC Credit Line, or (c) deliver to Agent from the Company such pledges, collateral, and other documentation as may be required to evidence compliance of the transactions contemplated hereby with the BC Credit Line.


                                  ARTICLE VIII

                 Default, Rights and Remedies of Boston Chicken
                 ----------------------------------------------


          8.1   Default. The occurrence of any of the following events or acts
                -------
shall constitute a default ("Default"):

                (a) Default in the payment when due of any portion of the principal on the Note and the continuance of such default for a period of three days;

                (b) Default in the payment when due of any portion of the interest on the outstanding principal of the Note and the continuance of such default for a period of 10 days;

                (c) any representation or warranty now or hereafter made in this Agreement, the Accounting Services Agreement, the Pledge Agreement, the Note, any other Security Instrument, or any certificate hereunder or thereunder shall not be true, or any certificate, statement, report, financial data, or notice furnished at any time by the Company to Boston Chicken shall be materially inaccurate;

                (d) any breach of, or failure to perform or observe, any covenant, condition, or agreement contained in the Pledge Agreement or in any other Security Instrument, which in each case shall continue unremedied for a period of 10 calendar days following notice thereof from Boston Chicken, provided that such grace period shall not apply, and the Company shall be in Default immediately upon such breach, if, in Boston Chicken's judgment, such breach may not be reasonably cured by the Company during such cure period;

                (e) the breach of, or failure to perform or observe, any covenant, condition, or agreement contained in Sections 5.6, 6.1, 6.2, 6.4, 6.6, 6.8, 6.10, or 6.11 of this Agreement;

                (f) any breach of, or failure to perform or observe, any other covenant, condition, or agreement contained in this Agreement or the Note which shall continue unremedied for a period of 10 calendar days following notice thereof from Boston Chicken, provided that such grace period shall not apply, and the Company shall be in Default immediately upon such breach, if, in Boston Chicken's judgment, such breach may not reasonably be cured by the Company during such cure period;

                (g) the Company or any Subsidiary shall (i) generally not, or shall be unable to, or shall admit in writing its inability to pay its debts as such debts become due, (ii) make an assignment for the benefit of creditors, petition or apply to any tribunal for the appointment of a custodian, receiver, or trustee for it or a substantial part of its assets, (iii) commence any proceeding under any bankruptcy, reorganization, arrangements, readjustment of debt, dissolution, or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, (iv) have any such petition or application filed or any such proceeding commenced against it in which an order for relief is entered or adjudication or appointment is made and which remains undismissed for a period of 60 days or more, (v) by any act or omission, indicate its consent to, approval of, or knowing acquiescence in any such petition, application, or proceeding, or order for relief, or the appointment of a custodian, receiver, or trustee for all or any substantial part of its properties, or (vi) suffer any such custodianship, receivership, or trusteeship to continue undischarged for a period of 60 days or more;

                (h) __________________ or his permitted successor, dies, voluntarily terminates employment with the Company or substantially reduces responsibility for the Company's operations or the Company terminates him for any reason whatsoever and the Company does not replace him within 90 days thereafter with individuals with multi-unit food operating experience who is acceptable to Boston Chicken in its sole discretion;

                (i) the Company's default under, or breach of any provision of, the Development Agreement (other than a default which constitutes a default under Section 8.1(p) hereof);

                (j) termination of the lesser of (1) 50% or (2) three of the Franchise Agreements to which the Company or its affiliates and Boston Chicken are parties;

                (k)  dissolution or liquidation of the Company;

                (l) there occurs a material adverse change in the financial condition, results of operations, assets, or business of the Company and its Subsidiaries taken as a whole, or in the event such a material adverse change shall have occurred, such change shall have been fully remedied without any material adverse effect on the financial condition, results of operations, assets or business of the Company and its Subsidiaries taken as a whole to the satisfaction of Boston Chicken in its sole discretion.

                (m) the Company or any Subsidiary shall (a) fail to pay any indebtedness for borrowed money (other than the Note) of the Company or such Subsidiary, or any interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) and any applicable grace periods shall have expired, or (b) fail to perform or observe any term, covenant, or condition on its part to be performed or observed under any agreement or instrument relating to any such indebtedness, when required to be performed or observed, if the effect of such failure to perform or observe is to accelerate, or to permit the acceleration, after the giving of notice, of the maturity of such indebtedness, or (c) default in the performance or observance of any obligations under leases or subleases of real property;

                (n) one or more judgments, decrees or orders for the payment of money in excess of $100,000 in the aggregate shall be rendered against the Company or any of its Subsidiaries, and such judgments, decrees, or orders shall continue unsatisfied and in effect for a period of 20 consecutive days without being vacated, discharged, satisfied, escrowed, stayed or bonded pending appeal or covered in full by insurance;

                (o) the Pledge Agreement, any other Security Instrument, or the security interests created under this Agreement shall be terminated, invalidated, or set aside or be declared ineffective or inoperative or in any way cease to give or provide to Boston Chicken the benefits purported to be created thereby; or

                (p) The Company fails to satisfy its development obligations for the Development Area or any Sub-Area (as defined in the Development Agreement) as set forth in Paragraph 3.C of the Development Agreement, so long as during the 180-day period immediately preceding the event giving rise to the default under this Section 8.1(p), both (i) there has been no Funding Default by Boston Chicken hereunder, and (ii) the Company has had (A) access to capital, either equity or debt, either directly or through sources provided by Boston Chicken, on commercially reasonable terms for a similarly situated restaurant business, or (B) income from operations, sufficient in either case to complete its development obligations through the date of non-compliance with such development obligations. Availability of funds hereunder is deemed to satisfy the requirement of Section 8.1(p)(ii)(A) above for access to capital on commercially reasonable terms.

          8.2   Default; Remedies. (a) In the event a Default shall exist or
                -----------------
occur Boston Chicken may:

                (i) terminate its obligations under this Agreement and cease to make any further advances under Section 1.1, and shall have the right to declare the Note due and payable in full, without demand, presentment, or notice of any kind;

                (ii) in its sole and absolute discretion, exercise any one or more of the rights and remedies accruing to a secured party under the Uniform Commercial Code with respect to the Collateral and any other applicable law upon default by a debtor;

                (iii) exercise its rights under the Pledge Agreement and/or the other Security Instruments;

                (iv) convert any portion of the outstanding principal balance of the Loan into units of ownership interest the Company as provided in the Note;

                (v)    exercise all or a portion of the Option;

provided, however, that in the case of any event or condition described in
Section 8.1(g) with respect to the Company or any Subsidiary, Boston Chicken's obligations under this Agreement shall automatically terminate forthwith and all amounts owed by the Company hereunder and under the Note shall automatically become immediately due and payable without notice, demand, presentment, protest, diligence, notice of dishonor, or other formality, all of which are hereby expressly waived, and provided further, that in the case of any event described in Section 8.1(p), Boston Chicken's sole and exclusive remedies shall be the remedies described in subparagraphs (iv) and (v) above.

                (b) In connection with the exercise of Boston Chicken's rights and remedies provided in Section 8.2(a)(ii), the Company hereby agrees to assemble the Collateral and make it available to Boston Chicken at a place to be designated by Boston Chicken which is reasonably convenient to both parties, authorizes Boston Chicken to take possession of the Collateral with or without demand and with or without process of law and to sell and dispose of the same at public or private sale and to apply the proceeds of such sale to the costs and expenses thereof (including reasonable attorneys' fees and disbursements incurred by Boston Chicken) and then to the payment and satisfaction of the Loan. Any requirement of reasonable notice shall be met if Boston Chicken sends such notice to the Company, by registered or certified mail, at least five days prior to the date of sale, disposition, or other event giving rise to a required notice. Boston Chicken may be the purchaser at any such sale. The Company expressly authorizes such sale or sales of the Collateral in advance of and to the exclusion of any sale or sales of or other realization upon any other collateral securing the Loan. Boston Chicken shall have no obligation to preserve rights against prior parties. The Company hereby waives as to Boston Chicken any right of subrogation or marshaling of such Collateral and any other collateral for the Loan. To this end, the Company hereby expressly agrees that any such collateral or other security of the Company or any other party which Boston Chicken may hold, or which may come to any of them or any of their possession, may be dealt with in all respects and particulars as though this Agreement were not in existence. The parties hereto further agree that public sale of the Collateral by auction conducted in any county in which any Collateral is located or in which Boston Chicken or the Company does business after advertisement of the time and place thereof shall, among other manners of public and private sale, be deemed to be a commercially reasonable disposition of the Collateral. The Company shall be liable for any deficiency remaining after disposition of the Collateral.

                (c) All of Boston Chicken's rights and remedies under this Agreement are cumulative and nonexclusive. Any conversion of, or exercise of the Option with respect to, less than all of the principal balance outstanding under the Note shall not affect Boston Chicken's rights and remedies with respect to any portion not so converted or exercised.

          8.3   No Waiver.  Boston Chicken's failure, at any time or times
                ---------
hereafter, to require the Company's strict compliance with or performance of any provision of this Agreement shall not waive, affect, or diminish any right of Boston Chicken thereafter to demand such strict compliance or performance therewith. Any suspension or waiver by Boston Chicken of a Default or an Event of Default by the Company under this Agreement or the Note shall not suspend, waive, or affect any other Default or Event of Default by the Company under this Agreement or the Note, whether the same is prior or subsequent thereto and whether of the same or of a different kind or character. None of the undertakings, agreements, warranties, covenants, and representations of the Company contained in this Agreement or the Note and no Default or Event of Default by the Company under this Agreement or the Note shall be deemed to have been suspended or waived by Boston Chicken unless such suspension or waiver is in writing signed by an officer of Boston Chicken.

                                   ARTICLE IX

                                 Miscellaneous
                                 -------------

          9.1   No Oral Change.  This Agreement may not be changed orally,
                --------------
but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

          9.2   Assignment.  The Company may not assign any of its rights or
                ----------
delegate any of its obligations under this Agreement without Boston Chicken's written consent. Boston Chicken may assign any of its rights or delegate any of its obligations under this Agreement (including assignment of this Agreement, the Note, and the Pledge Agreement), (a) without notice to the Company, (i) to any Affiliate of Boston Chicken (except the Company) or (ii) in connection with any pledge of its assets under the BC Credit Line or similar credit agreement and (b) with notice, but without any requirement of consent or approval, to any other person or entity (except the Company); provided, however, that Boston Chicken shall not make any such assignment of its obligations unless at the time thereof Boston Chicken reasonably believes the assignee is able to perform such obligations. Any such assignment shall vest in the assignee all of the benefits under the documents so assigned. For purposes of this Agreement, the term Affiliate shall mean any person or entity which directly or indirectly controls or is controlled by, or is under common control with, Boston Chicken.

          9.3   Costs and Attorneys' Fees.  (a)  Except as provided in
                -------------------------
Section 2.4 hereof, Section 9.11 hereof and subsection (b) or (c) of this
Section 9.3, each of the parties hereto shall pay its own expenses (including accounting fees) incident to the negotiation and execution of this Agreement and to the consummation of the transactions contemplated hereby.

                (b) The Company shall pay all reasonable attorneys' fees and any costs and charges relating to or arising out of (1) the negotiation and drafting of this Agreement and all related documents and (2) the enforcement by Boston Chicken of its rights to collect any portion of the Loan.

                (c) In any action not founded solely on grounds covered by subsection (b) of this Section 9.3, the party to the action who does not prevail shall pay to the prevailing party the court costs and reasonable attorneys fees and other expenses (including, but not limited to, fees and expenses of expert witnesses or consulting experts) incurred directly or indirectly by the prevailing party in con nection with its prosecution or defense of the action, as the case may be.

          9.4   Communications and Notices.  All communications and notices
                --------------------------
provided for in this Agreement or under the Note shall be in writing and shall be deemed to have been duly given if delivered personally to the party to whose attention the notice is directed or sent by overnight express, facsimile transmission, express mail delivery service, or registered or certified mail, return receipt requested, postage prepaid, and properly addressed as follows:

                If to the Company:



                         Attention:
                         Facsimile:

                with a copy to:


                         Attention:
                         Facsimile:

                If to Boston Chicken:

                         Boston Chicken, Inc.
                         14103 Denver West Parkway
                         Golden, Colorado 80401
                         Attention:  General Counsel
                         Facsimile:  (303) 384-5339

                with a copy to:

                         Bell, Boyd & Lloyd
                         70 West Madison Street, Suite 3300
                         Chicago, Illinois 60602
                         Attention:  Paul T. Metzger
                         Facsimile:  (312) 372-2098

Any party may change the address to which notices hereunder are to be sent to it by giving written notice of such change of address in the manner herein provided for giving notice. Any notice delivered personally shall be deemed to have been given when so delivered. Any notice delivered by facsimile transmission shall be deemed to have been given on the earlier of the date it is actually received or one day after such transmission. Any notice delivered by overnight express courier will be deemed to have been given on the next succeeding business day after the day it is sent to the intended recipient at the address set forth above, and any notice delivered by registered or certified mail or express mail delivery service shall be deemed to have been duly given on the earlier of the date it is actually received or three business days after it is sent to the intended recipient at the address set forth above.

          9.5   GOVERNING LAW.  THIS AGREEMENT SHALL BE CONSTRUED IN
                -------------
ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF COLORADO APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN WITHOUT REGARD TO THE CONFLICTS OF LAW PROVISIONS THEREOF.

          9.6   Headings.  The headings of the sections of this Agreement
                --------
are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

          9.7   Severability.  If any provision of this Agreement or the
                ------------
application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, and the provisions of this Agreement shall be severable in any such instance.

          9.8   Avoidance.  To the extent that Boston Chicken receives any
                ---------
payment on account of the Company's obligations hereunder, and any such payment(s) and/or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, subordinated, and/or required to be repaid to a trustee, receiver, or any other party under any bankruptcy law, state or federal law, common law, or equitable cause, then, to the extent of such payment(s) or proceeds received, the Company's obligations hereunder, or part thereof intended to be satisfied, shall be revived and continue in full force and effect, as if such payment(s) and/or proceeds had not been received by Boston Chicken.

          9.9   Counterparts. This Agreement may be executed in counterparts,
                ------------
each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

          9.10  Entire Agreement.  This Agreement, the Note, the Pledge
                ----------------
Agreement, the Security Instruments and the exhibits to each of the foregoing contain the entire agreement of the parties hereto with respect to the transactions contemplated herein, and collectively supersede all prior understandings and agreements of the parties with respect to the subject matter hereof.

          9.11 Agreement to Subordinate.  (a) Boston Chicken agrees to
               ------------------------
subordinate all debts, liabilities, and obligations of the Company owed to it hereunder to any debt incurred by the Company after the date hereof only if all of the following events have occurred:

               (i) The Company has complied in all respects with its obligations under Section 5.9 hereof and Boston Chicken has waived its rights thereunder with respect to all (or, if permitted in such instance, a portion) of such financing;

               (ii) No Default or Event of Default has occurred and is continuing;

               (iii) The Company has requested and Boston Chicken has advanced to the Company, or Boston Chicken has converted, or exercised its Option with respect to, at least 90% of the Maximum Principal Balance;

               (iv) The Company has furnished to Boston Chicken evidence, in reasonable detail, satisfactory to Boston Chicken and certified by the chief financial officer of the Company, that after such debt is incurred the Company will be in compliance with Section 5.10 hereof;

               (v) The Company has furnished to Boston Chicken satisfactory evidence that the Company has expended at least 90% of its Members' equity for Store working capital and for the purchase, design, construction, equipment and operation of Boston Market Stores in the Development Area;

               (vii) The transaction pursuant to which such debt will be incurred has been negotiated at arms' length with a bank or other commercial financial institution or with an individual or other entity, which individual or other entity is reasonably satisfactory to Boston Chicken;

               (viii) The subordination agreement to be executed by Boston Chicken is, in all respects, reasonably satisfactory to Boston Chicken; and

               (ix) The Company shall pay all costs and expenses of Boston Chicken, including without limitation, reasonable attorneys' fees, incurred in connection with such subordination.

               (b) In the event Boston Chicken agrees to subordinate the Company's obligations to it as set forth in this Section 9.11, the Company agrees to provide to Boston Chicken, within 30 days after the end of each fiscal quarter, a certificate of the Company's manager setting forth in reasonable detail the calculations used to determine compliance with Section 5.10 hereof.

          9.12 General Indemnity.  In addition to the payments pursuant to
               -----------------
Section 9.3, the Company agrees to indemnify, pay, and hold Boston Chicken and any holder of the Note, and the officers, directors, employees, agents, and affiliates of Boston Chicken and any such holder (collectively, the "Indemnitees"), harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses, and disbursements of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of counsel for any of such Indemnitees in connection with any investigative, administrative, or judicial proceeding commenced or threatened, whether or not any of such Indemnitees shall be designated a party thereto) that may be imposed on, incurred by, or asserted against any Indemnitee, in any manner relating to or arising out of this Agreement, the Note, the Pledge Agreement, the Security Instruments and the exhibits or any other agreements or document executed and delivered by the Company in connection therewith, the Company's use and operation of the Stores (including any damage to public or worker health and safety or the environment), Boston Chicken's agreement to make the Loan hereunder, or the use or intended use of the proceeds of the Loan (the "indemnified liabilities"); provided that the Company shall have no obligation to an Indemnitee hereunder with respect to indemnified liabilities arising from the gross negligence or willful misconduct of such Indemnitee. To the extent that the undertaking to indemnify, pay, and hold harmless set forth in the preceding sentence may be unenforceable because it violates any law or public policy, the Company shall contribute the maximum portion that it is permitted to pay under applicable law to the payment and satisfaction of all indemnified liabilities incurred by the Indemnitees or any of them. The provisions of the undertakings and indemnification set out in this Section 9.12 shall survive satisfaction and payment of the Company's obligations hereunder and termination of this Agreement.

          9.13  Limitation on Damages.  Notwithstanding anything to the
                ---------------------
contrary herein no party hereto shall be liable for consequential, indirect, incidental, special, speculative, or punitive damages (including, but not limited to, loss of revenue or profit) whether such claim alleges breach of contract, tortious conduct including, but not limited to, negligence, or any other theory, provided that nothing herein shall limit or otherwise restrict the Company's obligation to pay fees under the Accounting Services Agreement or pay royalties, advertising fund contributions, fees, and all other payments that may become due under the Development Agreement or any Franchise Agreement entered into pursuant thereto.

          9.14  Submission to Jurisdiction.  The Company agrees that any
                --------------------------
legal action or proceeding with respect to this Agreement, the Note, the Pledge Agreement, the Accounting Services Agreement or any Security Instrument or the transactions contemplated hereby may be brought in any court of the State of Colorado, or in any court of the United States of America sitting in Colorado, and the Company hereby submits to and accepts generally and unconditionally the jurisdiction of those courts with respect to their respective person and property, and irrevocably consents to the service of process in connection with any such action or proceeding by personal delivery to the Company or by the mailing thereof by registered or certified mail, postage prepaid to the Company at the address for the Company set forth in Section 9.4. Nothing in this paragraph shall affect the right of Boston Chicken to serve process in any other manner permitted by law or limit the rights of Boston Chicken to bring any such action or proceeding against the Company or property in the courts of any other jurisdiction. The Company hereby irrevocably waives any objection to the laying of venue of any such suit or proceeding in the above described courts.

          9.15      Waiver of Jury Trial.  No party to this instrument, which
                    --------------------
includes any assignee, successor, heir or personal representative of a party, shall seek a jury trial in any lawsuit, proceeding, counterclaim, or any other litigation procedure based upon, or arising out of this Agreement, the Note, the Pledge Agreement, the Accounting Services Agreement any Security Instrument, any related instrument, or the dealings or the relationship between the parties. If the subject matter of any such litigation is one in which the waiver of a jury trial is prohibited, if at all, under the controlling law of the applicable jurisdiction, by constitutional or statutory provision, no party hereto will present as a defense or counterclaim in such litigation any claim which would reduce or offset any amount or rights claimed under the provisions of this Agreement. No party will seek to consolidate any such action, in which a jury has been waived, with any other action in which a jury trial cannot or has not been waived.

          THE PROVISIONS OF THIS SECTION 9.15 HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES. THIS PROVISION IS A MATERIAL INDUCEMENT FOR BOSTON CHICKEN IN ENTERING INTO THIS AGREEMENT.



                             *   *   *   *   *   *

          IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the date and year first above written.


                                         _______________________________

                                         By:    ________________________
                                         Its:   Manager



                                         By:    ________________________

                                         Title: Vice President


                                         BOSTON CHICKEN, INC.


                                         By:    ________________________
                                         Title: Vice President

                                   EXHIBIT A

                            CONVERTIBLE SECURED NOTE

                            CONVERTIBLE SECURED NOTE


$____________                                   __________________, 199__



       FOR VALUE RECEIVED, _________________, L.L.C., a Delaware limited liability company (the "Company"), promises to pay to the order of Boston Chicken, Inc., a Delaware corporation ("Boston Chicken"), pursuant to the Loan Agreement (as hereinafter defined) at such place as Boston Chicken may from time to time designate in writing, in lawful money of the United States of America and in immediately available funds, the principal sum of ______________ DOLLARS ($___________) and any interest thereon, or, if less, the aggregate unpaid amount of the Loan made pursuant to Section 1.1 of the Loan Agreement and any interest thereon.

       This Note evidences the Loan made under, and is referred to in and is executed and delivered pursuant to, a Secured Loan Agreement dated of even date herewith between the Company and Boston Chicken (the "Loan Agreement"), to which reference is hereby made for a statement of the terms and conditions under which this Note may be repaid and accelerated and for a description of the collateral and security securing this Note. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

       Interest shall accrue daily on the aggregate outstanding principal balance of the Loan for the period commencing on the date the Loan is made until the Loan is paid in full, at a per annum rate equal to the rate designated and announced by Bank of America Illinois or its successor in interest (the "Bank") from time to time as its "reference rate" in effect at its principal office in Chicago, Illinois, plus 1%. The interest rate shall be adjusted, from time to time, on the same day on which the Bank adjusts its "reference rate." Interest on the outstanding principal amount of the Loan shall be payable in arrears on the first day of each Retail Period during the Interest Payment Period, as otherwise provided herein in connection with principal payments, and at maturity (whether by acceleration or otherwise).

       Interest shall be computed on the basis of a 360-day year and the actual number of days elapsed.

       Any principal payment due under this Note not paid when due, whether at stated maturity, by notice of repayment, by acceleration or otherwise, shall, to the extent permitted by applicable law, thereafter bear interest (compounded monthly and payable upon demand) at a rate which is 2% per annum in excess of the rate of interest otherwise payable under this Note in respect of such principal amount until such unpaid amount has been paid in full (whether before or after judgment).

       During the Interest Payment Period the Company shall pay to Boston Chicken interest only on the outstanding principal balance of the Loan on the first day of each Retail Period, commencing on the first day of the Retail Period immediately following the first Retail Period in which the Company initially draws on the Loan under this Agreement through and including the first day of the ___________ Retail Period in Boston Chicken's fiscal year 19__. Thereafter the Company shall pay principal and interest as provided below.

       Except as otherwise provided in the Loan Agreement, unless accelerated, the outstanding principal amount of the Loan shall be payable to Boston Chicken in 65 substantially equal periodic installments of principal (the amount of which periodic installments of principal shall be determined at the close of business on the Draw Loan Termination Date based on a schedule amortizing such balance in 130 substantially equal periodic installments of principal), plus accrued but unpaid interest, on the first day of each Retail Period, commencing on the first day of the ____________ Retail Period in Boston Chicken's fiscal year 19___ and continuing until the first day of the ____________ Retail Period in Boston Chicken's fiscal year 20___, when the entire principal balance of the Loan and all interest accrued thereon shall be due and payable.

       This Note may be prepaid at any time without premium or penalty. All payments made hereunder shall be applied first to interest and then to outstanding principal.

       If payment hereunder becomes due and payable on a Saturday, Sunday, or legal holiday, under the laws of the State of Colorado, the due date thereof shall be extended to the next succeeding business day.

       Demand, presentment, protest, diligence, notice of dishonor, and any other formality are hereby expressly waived by the Company and any endorser or guarantor.

                                   ARTICLE I

                               Conversion of Note
                               ------------------

       1.1 The holder of this Note shall have the right, at such holder's option, to convert, subject to the terms, conditions and provisions of this
Article I, the outstanding principal balance of this Note or any portion thereof into units of common membership interest in the Company (the "Units") at the price of $______ per unit for any conversion of (or Option exercise (as provided in the Loan Agreement) for) the principal amount of the Loan, or, in the event an adjustment of such price has occurred pursuant to the provisions of Section 1.3, then at the price as last adjusted (referred to herein as the "Conversion Price"), at any time after both of the following have occurred: (i) ____________, _____ and (ii) such time as the Company has completed not less than 80% of the Development Schedule set forth in the Development Agreement, and up to the later of (y) the date on which the Company has properly repaid the outstanding principal balance of the Loan and all accrued interest thereon in full or (z) the first day of the fifth Retail Period in Boston Chicken's fiscal year 2005; provided, however, that nothing shall impair, restrict or prohibit the exercise of remedies, including the exercise of the conversion right, under Section 8.2 of the Loan Agreement upon the occurrence of a Default. In the event the outstanding principal balance of this Note is to be converted, the holder shall surrender this Note to the Company at any time during usual business hours together with written notice (hereinafter referred to as "Conversion Notice") that the holder elects to convert this Note into Units in accordance with the provisions of this Article I, and specifying the name or names in which the Units issuable upon such conversion shall be registered, together with the addresses of the persons so named, and, if so required by the Company, accompanied by a written instrument or instruments of transfer in form satisfactory to the Company duly executed by the registered holder or his attorney duly authorized in writing. In the event this Note is to be converted in part only, the Company shall, upon surrender of this Note, execute and deliver to the holder thereof, at the expense of the Company, a new Note in principal amount equal to the unconverted portion of this Note. In no event shall accrued interest be convertible into Units.

       1.2 As promptly as practicable after the surrender, as herein provided, of this Note for conversion and the receipt of the Conversion Notice relating thereto, the Company shall deliver to or upon the written order of the holder of this Note a certificate or certificates, or other evidence of ownership if the Units are uncertificated, representing the number of Units in the Company into which this Note may be converted in accordance with the provisions of this
Article I and a new Note for any unconverted portion of the principal amount hereof. Subject to the following provisions of this Section 1.2, such conversion shall be deemed to have been made immediately before the close of business on the date that this Note shall have been surrendered for conversion together with the Conversion Notice, so that the rights of the holder of this Note as a Noteholder shall cease at such time and the person or persons entitled to receive the Units of ownership interest in the Company upon conversion of this Note shall be treated for all purposes as having become the record holder or holders of such Units at such time, and such conversion shall be at the Conversion Price in effect at such time. If the last day for the exercise of the conversion right shall not be a business day, then such conversion right may be exercised on the next succeeding business day.

       1.3 (a) In case of any reclassification or change of outstanding Units issuable upon conversion of this Note, or in case of any consolidation or merger of the Company with or into any partnership, corporation, limited liability company, or other entity (other than a merger in which the Company is the surviving corporation and which does not result in any reclassification or change of outstanding Units, other than a change in number of Units issuable upon conversion of this Note) or in case of any sale or conveyance to any partnership, corporation, or other entity of the property of the Company as an entirety or substantially as an entirety, then the holder of this Note shall have the right thereafter to convert this Note into the kind and amount of Units, shares of stock and other securities and property receivable upon such reclassification, change, consolidation, merger, sale, or conveyance by a holder of the number of Units issuable upon conversion of this Note immediately prior to such reclassification, change, consolidation, merger, sale, or conveyance, subject to adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for herein.

       (b) The Conversion Price shall be adjusted in the event the Company shall at any time (i) make a subdivision of or combine Units outstanding or (ii) make a distribution in cash, in kind, or in securities of any kind, other than cash distributions permitted pursuant to the provisions of Section 6.4 of the Loan Agreement ("Permitted Distributions"). In the event the Company makes a subdivision of Units or makes a distribution in cash, in kind, or in securities of any kind (other than Permitted Distributions), the Conversion Price in effect immediately prior to such action shall be appropriately decreased, and in the event the Company shall at any time combine the Units outstanding, the Conversion Price in effect immediately prior to such combination shall be appropriately increased. An adjustment made pursuant to this Section 1.3(b) shall, in the event of a subdivision or combination, become effective retroactively immediately after the effective date thereof, and shall, in the event of a dividend or distribution, become effective retroactively immediately after the record date for the determination of members entitled thereto. Whenever the Conversion Price is adjusted, pursuant to this Section 1.3(b), the Company shall promptly cause a notice to be given to such holder of this Note which will state the adjusted Conversion Price.

       (c) The Company covenants that if any Units of ownership interest in the Company to be issued upon conversion of this Note require registration with or approval of any governmental authority under any federal or state law before such Units may be issued upon conversion, the Company will, at its expense and as expeditiously as possible, cause such Units to be duly registered or approved, as the case may be.

       (d) Any issuance of certificates, or other evidence of ownership if the Units are uncertificated, for Units of ownership interest in the Company upon the conversion of this Note shall be made without charge to the converting Noteholder for any tax in respect of the issuance of such certificates, or other evidence of ownership if the Units are uncertificated, and such certificates, or other evidence of ownership if the Units are uncertificated, shall be issued in the respective names of, or in such names as may be directed by, the holder of this Note; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate, or other evidence of ownership if the Units are uncertificated, in a name other than that of the holder of this Note, and the Company shall not be required to issue or deliver such certificates, or other evidence of ownership if the Units are uncertificated, unless and until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

       (e) Conversion of any portion of the principal balance of this Note shall not relieve the Company of its obligation to pay any accrued but unpaid interest on the portion of the principal balance of this Note so converted.

       (f) To the extent that any portion of this Note is not converted into Units of ownership interest in the Company, such portion shall remain a secured debt of the Company payable in accordance with the terms of the Loan Agreement.


                                   ARTICLE II

                                    Advances
                                    --------

       2.1 Loan advances may be made from time to time by Boston Chicken to the Company in the manner and on the terms and subject to the conditions set forth in the Loan Agreement. Upon granting each loan advance, Boston Chicken shall record the making and amount of such advance on its books in a separate loan account, and shall also record in the loan account all payments made by the Company with respect to the Loan. The aggregate amount of all loan advances recorded in the loan account, less the amounts of payment of principal made by the Company and recorded in such account, shall be the principal amount outstanding under this Note. The loan account shall be prima facie evidence of the unpaid amount of principal outstanding under this Note; provided, however, that failure to maintain such account or record any advances therein shall not relieve the Company of its obligations to repay the outstanding principal amount of the Loan, all accrued interest thereon, and any amount payable with respect thereto in accordance with the terms of this Note.

                                  ARTICLE III

                     Default, Rights and Remedies of Holder
                     --------------------------------------

       3.1 The occurrence of a Default shall be a default under this Note. Upon any default under this Note, the holder of this Note may declare this Note due and payable in full and exercise such other rights and remedies as are available to the holder under the Loan Agreement or applicable law.

       3.2 If there is any default under this Note, and this Note is placed in the hands of an attorney for collection, or is collected through any court, including any bankruptcy court, the Company promises to pay to the order of the holder hereof such holder's reasonable attorneys' fees and court costs incurred in collecting or attempting to collect or securing or attempting to secure this Note or enforcing the holder's rights with respect to the Collateral, to the extent allowed by the laws of the State of Colorado or any state in which any Collateral is situated.

                                   ARTICLE IV

                                 Miscellaneous
                                 -------------

       4.1 THIS NOTE HAS BEEN DELIVERED IN, AND SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF, THE STATE OF COLORADO APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN WITHOUT REGARD TO THE CONFLICTS OF LAW PROVISIONS THEREOF.

       4.2 The holder of this Note may, with or without notice to any party, and without affecting the obligations of any maker, surety, guarantor, endorser, accommodation party, or any other party to this Note (i) extend the time for payment of either principal or interest from time to time, (ii) release or discharge any one or more parties liable on this Note, (iii) suspend the right to enforce this Note with respect to any persons, (iv) change, exchange, or release any property in which the holder has any interest securing this Note,
(v) justifiably or otherwise, impair any of the Collateral or suspend the right to enforce against any such Collateral, and (vi) at any time it deems it necessary or proper, call for and, should it be made available, accept, as additional security, the signature or signatures of additional parties or a security interest in property of any kind or description or both.

       4.3 Any provision herein, or in the Loan Agreement, or any other document executed or delivered in connection herewith or therewith, or in any other agreement or commitment, whether written or oral, expressed or implied, to the contrary notwithstanding, neither Boston Chicken nor any holder hereof shall in any event be entitled to receive or collect, nor shall any amounts received hereunder be credited, so that Boston Chicken or any holder hereof shall be paid, as interest, a sum greater than the maximum amount permitted by applicable law to be charged to the person primarily obligated to pay this Note at the time in question. If any construction of this Note or the Loan Agree ment, or any and all other papers, agreements or commitments, indicate a different right given to Boston Chicken or any holder hereof to ask for, demand, or receive any larger sum as interest, such is a mistake in calculation or wording which this clause shall override and control, it being the intention of the parties that this Note, the Loan Agreement, and all other documents executed or delivered in connection herewith shall in all ways comply with applicable law and proper adjustments shall automatically be made accordingly. In the event that Boston Chicken or any holder hereof ever receives, collects, or applies as interest, any sum in excess of the maximum amount permitted by applicable law, if any, such excess amount shall be applied to the reduction of the unpaid principal balance of this Note, and if this Note is paid in full, any remaining excess shall be paid to the Company. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the maximum amount permitted by applicable law, if any, the Company and any holder hereof shall, to the maximum extent permitted under applicable law: (a) characterize any non-principal payment as an expense or fee rather than as interest, and (b) "spread" the total amount of interest throughout the entire term of this Note.

                             *   *   *   *   *   *

       IN WITNESS WHEREOF, the Company has caused this Note to be executed in its name by the undersigned officer, thereunto duly authorized.


                                 ________________________

                                 By:  _______________________
                                 Its: Manager


                                 By:  ___________________________

                                 Title:

                                  EXHIBIT B-1

                FORM OF CERTIFICATE TO ACCOMPANY INITIAL ADVANCE

                    CERTIFICATE TO ACCOMPANY INITIAL ADVANCE

  The undersigned, the _____________ of _____________________, manager of
_____________________ (the "Company"), borrower under that certain Secured Loan Agreement dated as of __________________, _____, as amended from time to time (the "Loan Agreement") between the Company and Boston Chicken, Inc. ("Boston Chicken"), hereby requests an Advance under the Loan Agreement in the amount of $_______________ to be made on ____________, 19__. In support of this request, the Company hereby represents, warrants and certifies to Boston Chicken as follows:

  1. The representations and warranties contained in Article IV of the Loan Agreement and in the Security Instruments delivered in connection therewith are true and correct on and as of the date hereof, and will be true and correct on the date the Advance is made pursuant to this Certificate.

  2.   No Default or Event of Default has occurred and is continuing.

  3. There has been no material adverse change in the financial conditions, results of operations, assets or business of the Company since ____________, 19__.

  4. The Company is in compliance with the Development Schedule (as defined in the Development Agreement).

  5. The amount of the Advance is required and will be used by the Company for the purposes permitted under in the Loan Agreement and for no other purpose. The amount of the Advance is the amount the Company reasonably expects to expend within the 60-day period immediately following the date hereof for Store (as defined in the Loan Agreement) working capital and to purchase, design, construct, and equip Stores in accordance with the provisions of the Loan Agreement that are scheduled to open within six months of the date hereof or, in the case of free-standing Stores for which a building must be constructed, nine months from the date hereof.

  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Loan Agreement.

                                 _______________________________

                                 By:  ______________, its manager

                                 By:____________________________

                                 Its: ________________________________

                                  EXHIBIT B-2

                   FORM OF CERTIFICATE TO ACCOMPANY ADVANCES

                                  CERTIFICATE

  The undersigned, the ________________ of ______________, manager of
___________________ (the "Company"), borrower under that certain Secured Loan Agreement dated as of _______________, 19__ (the "Loan Agreement") between the Company and Boston Chicken, Inc. ("Boston Chicken"), hereby certifies to Boston Chicken as follows:

  1. Loan proceeds in the aggregate amount of $_______________ were disbursed by Boston Chicken for the benefit of the Company under the Loan Agreement during the two-week borrowing period ended ____________, 199__ (the "Borrowing Period"). The Company confirms that (a) Boston Chicken was authorized to disburse such amount on behalf of the Company, and (b) such amount was required and used by the Company for the purposes permitted under the Loan Agreement and for no other purpose.

  2. As of _______________, 199___, the outstanding principal balance of the Loan is $____________________.

  3. The representations and warranties contained in Article IV of the Loan Agreement and in the Security Instruments delivered in connection therewith were true and correct at all times during the Borrowing Period, are true and correct on and as of the date hereof, and will be true and correct at all times during the next succeeding two-week borrowing period.

  4.   No Default or Event of Default has occurred and is continuing.

  5. There has been no material adverse change in the financial conditions, results of operations, assets or business of the Company since ________________,
______.

  6. The Company is in compliance with the Development Schedule (as defined in the Development Agreement).

  7. Boston Chicken is entitled to rely on this Certificate and the representations contained herein when disbursing loan proceeds during the next succeeding two-week borrowing period.

  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Loan Agreement.

                                 __________________________

                                 By: ______________, manager

                                 By: ____________________________

                                 Its:  __________________________

                                  EXHIBIT C-1

                             UNIT PLEDGE AGREEMENT

                             UNIT PLEDGE AGREEMENT

     This Unit Pledge Agreement ("Pledge Agreement"), dated as of _____________, _____, is made and entered into by and between Boston Chicken, Inc., a Delaware corporation ("Boston Chicken"), and all of the holders of the outstanding common membership units of ________________, L.L.C., a Delaware limited liability company (the "Company"), and the spouses of the individual members listed on the signature pages hereof and any other persons who, after the date of this Pledge Agreement, become holders of common membership units of the Company and their spouses (collectively, the "Members").

                                    Recitals
                                    --------

     1. The Members own 100% of the common membership units in the Company, in the amounts set forth on Schedule A hereto.

     2. The Company has entered into a Secured Loan Agreement of even date herewith (the "Loan Agreement") with Boston Chicken pursuant to which Boston Chicken has agreed on the terms and subject to the conditions therein, to make a Loan (as defined in the Loan Agreement) to the Company, which Loan is evidenced by a convertible secured promissory note of even date herewith from the Company to Boston Chicken (the "Note").

     3. As an inducement to Boston Chicken to enter into the Loan Agreement and as a condition to the effectiveness of Boston Chicken's obligations under the Loan Agreement, the Members have agreed, among other things, to pledge to Boston Chicken, and grant a first-priority security interest to Boston Chicken, in and to, 100% of the units of ownership interest in the Company.

     NOW, THEREFORE, Boston Chicken and the Members have agreed as follows:

     1.    Certain Definitions.  The capitalized terms and phrases not otherwise
           -------------------
defined herein shall have the meanings given them in the Loan Agreement, and the following terms or phrases shall have the following meanings:

           "Affiliate" shall mean, with respect to a specified person, any other person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

           "Common Membership Units" and "Preferred Membership Units" shall have the meanings ascribed thereto in the LLC agreement of the Company dated __________________, ________.

           "Collateral" shall mean the Pledged Units and any other property in which Boston Chicken acquires a security interest pursuant to this Pledge Agreement to secure any indebtedness or other obligation of the Company to Boston Chicken.

           "Default" shall have the meaning given it in Section 10 of this Pledge Agreement.

           "Pledged Units" shall mean all the common membership units of in the Company, now owned or hereafter acquired by the Members.

           "Secured Obligations" shall mean the obligations secured by this Pledge Agreement described in Section 3 of this Pledge Agreement.

     2.    Grant of Security Interest.  (a)  The Members hereby grant to Boston
           --------------------------
Chicken a security interest in all of their right, title, and interest in and to the Pledged Units. The Members further grant to Boston Chicken a security interest in any rights to subscribe, rights to convert, liquidating distributions, distributions paid in units of ownership interest, new securities, or any other property to which the Members are or may hereafter become entitled to receive whether on account of the Pledged Units or otherwise, other than cash distributions permitted pursuant to the provisions of Section
6.4 of the Loan Agreement. If the Members receive additional property of such nature, they shall immediately deliver such property to Boston Chicken to be held by Boston Chicken in the same manner as the property held pursuant to this Pledge Agreement.

                        (b) The Members grant a further security interest to Boston Chicken in the proceeds or products of any sale or other disposition of the Pledged Units.

     3.    Obligations Secured.  The security interest created hereby secures
           -------------------
payment and performance of (a) the indebtedness evidenced by the Note, and all obligations contained in the Note, (b) all of the other obligations, agreements, covenants, and representations of the Company under the Loan Agreement whether or not, either on the date of this Pledge Agreement or thereafter, evidenced by any note, instrument, or other writing, and (c) any and all indebtedness, obligation, or liability of the Company to Boston Chicken, however evidenced, whether existing on the date of this Pledge Agreement or arising thereafter, direct or indirect, absolute or contingent, joint and/or several.

     4.    Representations and Warranties. To induce Boston Chicken to enter
           ------------------------------
into this Pledge Agreement, each of the Members represents and warrants for itself as follows:

                 (a) The Member has full right, power, and capacity to enter into and perform this Pledge Agreement; and this Pledge Agreement has been duly entered into and delivered and constitutes a legal, valid, and binding obligation of the Member enforceable in accordance with its terms.

                 (b) The Member has good and marketable title to the Pledged Units, and the Pledged Units are not subject to any lien, charge, pledge, encumbrance, claim, or security interest other than the security interest created by this Pledge Agreement.

                 (c) The Pledged Units constitute one hundred percent (100%) of the issued and outstanding common membership interest of the Company.

                 (d)   The Pledged Units are fully paid and nonassessable.

                 (e) The Member has not entered into any restriction or purchase agreement with respect to the Pledged Units which would in any way restrict the sale, pledge, or other transfer of the Pledged Units or of any interest in or to the Pledged Units.

     5.    Duration of Security Interest.  Boston Chicken, its successors and
           -----------------------------
assigns, shall hold the Pledged Units and security interest created hereby upon the terms of this Pledge Agreement, and this security interest shall continue until all the Secured Obligations have been paid in full.

     6.    Maintaining Freedom from Liens. The Members shall keep the Pledged
           ------------------------------
Units and other Collateral free and clear of liens and shall pay all amounts, including taxes, assessments, or charges, which might result in a lien against the Pledged Units or other Collateral if left unpaid. If any such lien, assessment, claim, or charge shall nevertheless exist, and the Members fail to pay such amounts promptly, Boston Chicken may, but is not obligated to, pay such amounts, and such payment shall be conclusive evidence of the legality or validity thereof. The Members shall promptly reimburse Boston Chicken for any such payments, and until reimbursement, such payments shall be a part of the Secured Obligations.

     7.    Certain Rights Respecting Pledged Units.
           ---------------------------------------

                 (a) The Members shall continue to be the owners of the Pledged Units and other Collateral so long as no Default has occurred and is continuing and may collect and retain all cash distributions now or hereafter payable on or on account of the Pledged Units and other Collateral which are expressly permitted under the Loan Agreement, and, so long as no Default has occurred, may exercise their voting rights with respect to the Pledged Units and other Collateral.

                 (b) The Members shall not sell, transfer, or attempt to sell or transfer the Pledged Units or other Collateral, or any part thereof or interest therein, without the prior express written consent of Boston Chicken. The Members who are owners of the Preferred Units shall not convert, attempt to convert or take any action to cause the conversion of the Preferred Units into Common Units of the Company, without the prior written consent of Boston Chicken. Any such consent of Boston Chicken shall not constitute the release by Boston Chicken of its interest in the Pledged Units or other Collateral, and any such sale or transfer consented to shall transfer the Pledged Units or other Collateral subject to the security interest of Boston Chicken. Any such transfer shall be subject to the transferee member's agreement to be bound by the terms and subject to the conditions of this Pledge Agreement, such agreement to be evidenced by the transferee member's execution of this Pledge Agreement. The parties agree that a sale or transfer of Pledged Units or other Collateral pursuant to and in accordance with the terms and provisions of each Development Agreement and Franchise Agreement relating thereto between the Company and Boston Chicken shall be deemed to be a sale or transfer of such Pledged Units or Collateral with

Boston Chicken's prior express written consent hereunder, provided that any such transferee agrees to and does pledge to Boston Chicken such Pledged Units or Collateral as provided herein.

                 (c) Boston Chicken, at its option upon any Default, may exercise all voting rights and privileges whatsoever with respect to the Pledged Units and other Collateral, including, without limitation, the right to receive distributions, and to that end the Members hereby constitute any officer of Boston Chicken as their proxy and attorney-in-fact for all purposes of voting the Pledged Units and other Collateral after any Default at any annual regular or special meeting of the Company, and this appointment shall be deemed coupled with an interest and is and shall be irrevocable until all of the Secured Obligations have been fully paid and terminated, and all persons whatsoever shall be conclusively entitled to rely upon any oral or written certification of Boston Chicken that it is entitled to vote the Pledged Units and other Collateral hereunder. The Members shall execute and deliver to Boston Chicken any additional proxies and powers of attorney that Boston Chicken may desire in its own name. In addition to any other voting rights, Boston Chicken may vote the Pledged Units and other Collateral to remove the managers of the Company, or any of them, and to elect new managers of the Company, who may thereafter manage the affairs of the Company, operate its properties and carry on its business and otherwise take any action with respect thereto as it shall deem necessary and appropriate, and may also liquidate its business, and may authorize the borrowing of money in the name of the Company, and the pledge of its assets to secure such borrowing.

     8.    Issuance or Acquisition of New Units; Mergers, Sales and Other
           --------------------------------------------------------------
Disposition of Assets. The Members shall not permit the Company to (a) issue new
---------------------
units of ownership interest in the Company, or any options, subscription rights, or warrants with respect thereto (except options granted under the Company's 1996 Unit Option Plan), (b) merge into or with or consolidate with any other entity, (c) sell or otherwise transfer any part of its assets (except in the ordinary course of business) or (d) liquidate or dissolve or take any action with a view toward liquidation or dissolution, in each case without Boston Chicken's prior written consent.

     9.    Delivery of Certificates.  If the Pledged Units are at any time
           ------------------------
represented by certificates, the Members shall deliver to Boston Chicken such certificates in form suitable for transfer together with executed blank assignment or transfer documents. If for any reason any of the Members acquires any interest in any additional units of ownership interest in the Company and such additional units are certificated, such Member shall immediately deliver certificates representing those units in form suitable for transfer and blank assignment or transfer documents to Boston Chicken to be held by Boston Chicken in the same manner as the Pledged Units, and such units shall be pledged under this Pledge Agreement and constitute a part of the Collateral.

     10.   Default.  At the option of Boston Chicken, the occurrence of any
           -------
Default (as defined in the Loan Agreement) under the Loan Agreement shall constitute a default under this Pledge Agreement.

     11.   Remedies. (a) Upon the occurrence of any Default, Boston Chicken
           --------
shall have all of the rights and remedies provided by law and/or by this Pledge Agreement, including but not limited to all of the rights and remedies of a secured party under the Uniform Commercial Code, and the Company hereby authorizes Boston Chicken to hold such Pledged Units or to sell all or any part of the Pledged Units at public or private sale and to apply the proceeds of such sale to the costs and expenses thereof (including the reasonable attorneys' fees and disbursements incurred by Boston Chicken) and then to the payment of the other Secured Obligations. Boston Chicken may be the purchaser at any such sale. The Members expressly authorize such sale or sales of the Pledged Units in advance of and to the exclusion of any sale or sales of or other realization upon any other collateral securing indebtedness or other obligations owed to Boston Chicken. Boston Chicken shall be under no obligation to preserve rights against prior parties.

                 (b) The Members agree and acknowledge that because there may be no public market for the Pledged Units and because of applicable securities laws, a public sale of the Pledged Units may not be possible or advisable and sales at a private sale may be on terms less favorable than if such Pledged Units were sold at a public sale and may be at a price less favorable than a public sale. The Members agree that all such private sales made under the foregoing circumstances shall be deemed to have been made in a commercially reasonable manner.

     12.   Exercise of Remedies.
           --------------------

           The rights and remedies of Boston Chicken shall be deemed to be cumulative, and any exercise of any right or remedy shall not be deemed to be an election of that right or remedy to the exclusion of any other right or remedy. Notwithstanding the foregoing, Boston Chicken shall be entitled to recover by the cumulative exercise of all remedies no more than the sum of (a) the Secured Obligations remaining outstanding at the time of the exercise of remedies, plus
(b) the costs, fees, and expenses Boston Chicken is otherwise entitled to recover.

     13.   Return of Collateral.  If certificates representing the Pledged Units
           --------------------
shall at any time have been delivered to Boston Chicken hereunder, Boston Chicken may at any time deliver the Pledged Units or other Collateral, or any part thereof, to the Members. The receipt by the Members of the Pledged Units or other Collateral, or any part thereof, shall be a complete and full discharge of Boston Chicken, and Boston Chicken shall be discharged from any liability or responsibility with respect thereto.

     14.   Communications and Notices.  (a)  Any requirement of the Uniform
           --------------------------
Commercial Code of reasonable notice shall be met if such notice is given at least five business days before the time of sale, disposition, or other event or thing giving rise to the requirement of notice.

                 (b) All communications and notices shall be in writing and shall be deemed to have been duly given if delivered personally to the party to whose attention the notice is directed or sent by overnight express, facsimile transmission, express mail delivery service, or registered or certified mail, return receipt requested, postage prepaid, and properly addressed as follows:

                 If to the Members:

                 At the addresses set forth below their signatures on the attached signature pages with a copy to:


                       Attention:
                       Facsimile:

                 If to Boston Chicken:

                       Boston Chicken, Inc.
                       14103 Denver West Parkway
                       Golden, Colorado 80401
                       Attention:  General Counsel
                       Facsimile:  (303) 384-5339

                 with a copy to:

                       Bell, Boyd & Lloyd
                       70 W. Madison Street
                       Suite 3300
                       Chicago, Illinois 60602
                       Attention:  Paul T. Metzger
                       Facsimile:  (312) 372-2098

Any party may change the address to which notices hereunder are to be sent to it by giving written notice of such change of address in the manner herein provided for giving notice. Any notice delivered personally shall be deemed to have been given when so delivered. Any notice delivered by facsimile transmission shall be deemed to have been given on the earlier of the date it is actually received or one day after such transmission. Any notice delivered by overnight express courier will be deemed to have been given on the next succeeding business day after the day it is sent to the intended recipient at the address set forth above, and any notice delivered by registered or certified mail or express mail delivery service shall be deemed to have been duly given on the earlier of the date it is actually received or three business days after it is sent to the intended recipient at the address set forth above.

     15.   Further Assurances.  The Members shall sign any such other documents
           ------------------
or instruments, including UCC financing statements, and take such other action, as Boston Chicken may request to more fully create and maintain, or to verify, ratify, or perfect the security interest intended to be created by this Pledge Agreement.

     16.   Multiple Counterparts.  This Pledge Agreement may be executed in two
           ---------------------
or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Pledge Agreement or the terms thereof to produce or account for more than one such counterpart.

     17.   Miscellaneous  (a)  Failure by Boston Chicken to exercise any right
           -------------
shall not be deemed a waiver of that right, and any single or partial exercise of any right shall not preclude the further exercise of that right. Every right of Boston Chicken shall continue in full force and effect until such right is specifically waived in writing signed by Boston Chicken.

                 (b) If any provision of this Pledge Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of the Pledge Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, and the provisions of this Pledge Agreement shall be severable in any such instance.

                 (c) The headings of the sections of this Pledge Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Pledge Agreement.

                 (d) This Pledge Agreement shall benefit Boston Chicken, its successors and assigns, and all obligations of the Members shall bind their successors and assigns. The Members acknowledge that Boston Chicken may assign or otherwise transfer (in whole or in part) the Note, the Loan Agreement, or this Pledge Agreement to any other person, and such other person shall thereupon become vested with all of the benefits in respect thereof granted to Boston Chicken thereunder (including the benefits under this Pledge Agreement).

                 (E) THIS PLEDGE AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF COLORADO APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF.

                 (f) This Pledge Agreement and the Loan Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior understandings with respect to the subject matter hereof. No change, modification, addition, or termination of this Pledge Agreement shall be enforceable unless in writing and signed by the party against whom enforcement is sought.

                 (g) To the extent any spouse of a Member is deemed, under applicable law or otherwise, to have an interest in the Collateral, such spouse hereby waives, relinquishes, and forever releases such interest in such Collateral and agrees that such Collateral is subject to all of the terms and provisions of this Pledge Agreement, especially, without limitation, Sections 10 and 11 hereof, and further agrees to be bound by the terms and provisions hereof and to execute, acknowledge, and deliver such further assignments, transfers, stock powers, stock certificates, conveyances, powers of attorney, and assurances as may be required to sell the Pledged Units as provided in Section 11 hereof, and as may be otherwise appropriate to carry out the transactions contemplated by this Pledge Agreement.

                 (h) Each of the Members agree that any legal action or proceeding with respect to this Pledge Agreement or the transactions contemplated hereby may be brought in any court of the State of Colorado, or in any court of the United States of America sitting in Colorado, and each of the Members hereby submits to and accepts generally and unconditionally the jurisdiction of those courts with respect to their respective person and property, and irrevocably consents to the service of process in connection with any such action or proceeding by personal delivery to each Member or by the mailing thereof by registered or certified mail, postage prepaid addressed to each Member at the address for notices as provided in Section 14 hereof. Nothing in this paragraph shall affect the right of Boston Chicken to serve process in any other manner permitted by law or limit the right of Boston Chicken to bring any such action or proceeding against the Members or property in the courts of any other jurisdiction. Each of the Members hereby irrevocably waives any objection to the laying of venue of any such suit or proceeding in the above described courts.

     18.   Waiver of Jury Trial.  No party to this instrument, which includes
           --------------------
any assignee, successor, heir or personal representative of a party, shall seek a jury trial in any lawsuit, proceeding, counterclaim, or any other litigation procedure based upon, or arising out of this Agreement, any related instrument, or the dealings or the relationship between the parties. If the subject matter of any such litigation is one in which the waiver of a jury trial is prohibited, if at all, under the controlling law of the applicable jurisdiction, by constitutional or statutory provision, no party hereto will present as a defense or counterclaim in such litigation any claim which would reduce or offset any amount or right claimed under the provisions of this Pledge Agreement. No party will seek to consolidate any such action, in which a jury has been waived, with any other action in which a jury trial cannot or has not been waived.

     THE PROVISIONS OF THIS SECTION 18 HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES. THIS PROVISION IS A MATERIAL INDUCEMENT FOR BOSTON CHICKEN IN ENTERING INTO THIS AGREEMENT.

                             *   *   *   *   *   *

     IN WITNESS WHEREOF, the parties hereto executed this Pledge Agreement to be effective as of the date and year first above written.

                                    MEMBERS

                                    Signature pages attached

                                    BOSTON CHICKEN, INC.

                                    By:  _________________________________
                                    Title:  Vice President

                                   Schedule A
                                   ----------
                                       To
                                Pledge Agreement
                                ----------------



                      Pledged Units at _____________, ____



Certificate                         No. of                        Issued
    No.                             Units                           To
-----------                         ------                        ------

                                   EXHIBIT D

                         SUBSIDIARY SECURITY AGREEMENT

                       SUBSIDIARY SECURITY AGREEMENT



     THIS SECURITY AGREEMENT, dated as of __________, 19___ (this "Security Agreement"), is made by ________________, a _____________________ corporation
(the "Company"), in favor of Boston Chicken, Inc., a Delaware corporation ("Boston Chicken").

                                  WITNESSETH:

     WHEREAS, _________________________, L.L.C., a Delaware limited liability company (the "Borrower") has entered into a Secured Loan Agreement, dated as of _____________, 19__ (the "Loan Agreement"), with Boston Chicken and pursuant to which Boston Chicken has agreed on the terms and conditions therein, to make a Loan (as defined in the Loan Agreement) to the Borrower; and

     WHEREAS, the Company is a wholly-owned subsidiary of the Borrower;

     WHEREAS, as a condition to the effectiveness of Boston Chicken's obligations under the Loan Agreement, the Company has agreed, among other things, to grant to Boston Chicken a first-priority security interest in and to the Collateral hereinafter described;

     NOW, THEREFORE, to secure (a) the payment of the principal sum of ________________ ($_______________), together with interest thereon, in accordance with the terms of a convertible secured promissory note dated ___________, 1996, issued by the Borrower pursuant to the Loan Agreement (the "Note"), (b) the performance of the covenants herein contained and any monies expended by Boston Chicken in connection therewith, (c) the payment of all obligations and performance of all covenants of the Borrower under the Loan Agreement, the Pledge Agreement and all other Security Instruments (as defined in the Loan Agreement) and any other documents, agreements or instruments between the Borrower or the Company and Boston Chicken given in connection therewith, and (d) any and all other indebtedness, obligations and liabilities of any kind of the Borrower and/or the Company to Boston Chicken now or hereafter existing, direct or indirect, absolute or contingent, joint and/or several, secured or unsecured, arising by operation of law or otherwise, and whether incurred by the Company as principal, surety, endorser, guarantor, accommodation party or otherwise (all of the aforesaid indebtedness, obligations and liabilities of the Borrower and/ or the Company being herein called the "Secured Obligations", and all of the documents, agreements and instruments between the Company and Boston Chicken evidencing or securing the repayment of, or otherwise pertaining to the Secured Obligations being herein collectively called the "Operative Documents"), for value received and pursuant to the Loan Agreement, the Company hereby grants, assigns and transfers to Boston Chicken a security interest in and to the following described property whether now owned or existing or hereafter acquired or arising and wherever located (all of which is herein collectively called the "Collateral"):

     (a) all of the Company's real estate, accounts, equipment (including, but not limited to machinery, furniture, fixtures, tools, vehicles, and other tangible property), inventory, chattel paper, leasehold improvements, contract rights (including its rights as lessee under all leases of real property), general intangibles, deposit accounts, tax refunds, instruments, notes, letters of credit, documents, and documents of title;

     (b)   all insurance proceeds of or relating to any of the foregoing;

     (c) all of the Company's books, records, and computer programs and data relating to any of the foregoing; and

     (d) all accessories and additions to, and substitutions for, and replacements, products and proceeds of, any of the foregoing.

     1.    Representations, Warranties, Covenants and Agreements.  The Company
           -----------------------------------------------------
further represents, warrants, covenants, and agrees with Boston Chickens as follows:

     (a)   Ownership of Collateral; Security Interest Priority  At the time any
           ---------------------------------------------------
Collateral becomes subject to a security interest of Boston Chicken hereunder, unless Boston Chicken shall otherwise consent, the Company shall be deemed to have represented and warranted that (i) the Company is the lawful owner of such Collateral and has the right and authority to subject the same to the security interest of Boston Chicken; (ii) none of the Collateral is subject to any lien other than that in favor of Boston Chicken and there is no effective financing statement covering any of the Collateral on file in any public office, other than in favor of Boston Chicken. This Security Agreement creates in favor of Boston Chicken a valid and perfected first-priority security interest in the Collateral enforceable against the Company and all third parties and securing the payment of the Secured Obligations and all filings and other actions necessary or desirable to create, preserve or perfect such security interests have been duly taken.

     (b)   Location of Offices, Records and Facilities.  The Company's chief
           -------------------------------------------
executive office and chief place of business and the office where the Company keeps its records concerning its accounts, contract rights, chattel paper, instruments, general intangibles and other obligations arising out of or in connection with the sale or lease of goods or the rendering of services or otherwise ("Receivables"), and all originals of all leases and other chattel paper which evidence Receivables, are located in the State of __________, County of __________ at _____________ _________________. The Company will provide
Boston Chicken with prior written notice of any proposed change in the location of its chief executive office and will not change the location of its chief executive office without the prior written consent of Boston Chicken. The federal tax identification number of the Company is ________________________. The name of the Company is_____________________, and the Company operates under no other names

[except for _______________]. The Company shall not change its name without the prior written consent of Boston Chicken.

     (c)   Location of Inventory, Fixtures, Machinery and Equipment.  All
           --------------------------------------------------------
Collateral consisting of inventory, fixtures, machinery or equipment is, and will be, located within the Development Area (as defined in the Loan Agreement), and at no other locations without the prior written consent of Boston Chicken. If the Collateral described in this paragraph 1(c) is kept at leased locations or warehoused, the Company has obtained appropriate landlord's lien waivers or appropriate warehousemen's notices have been sent, each satisfactory to Boston Chicken, unless waived by Boston Chicken.

     (d)   Liens, Etc.  The Company will keep the Collateral free at all times
           ----------
from any and all liens, security interests or encumbrances other than those described in paragraph 1(a)(ii) and those consented to in writing by Boston Chicken. The Company will not, without the prior written consent of Boston Chicken, sell or lease, or permit or suffer to be sold or leased, any of the Collateral except inventory which is sold or, subject to Boston Chicken's security interest therein, is leased in the ordinary course of the Company's business, and tangible Collateral, which is disposed of in the ordinary course of the Company's business as being obsolete. Boston Chicken or its attorneys may at any and all reasonable times inspect the Collateral and for such purpose may enter upon any and all premises where the Collateral is or might be kept or located.

     (e)   Insurance.  The Company shall keep the tangible Collateral insured at
           ---------
all times against loss by theft, fire and other casualties and shall otherwise comply with the insurance provisions set forth in Section 5.4 of the Loan Agreement.

     (f)   Taxes, Etc.  The Company will pay promptly, and within the time that
           ----------
they can be paid without interest or penalty, any taxes, assessments and similar imposts and charges, not being contested in good faith, which are now or hereafter may become a lien, charge or encumbrance upon any of the Collateral. If the Company fails to pay any such taxes, assessments or other imposts or charges in accordance with this Section, Boston Chicken shall have the option to do so and the Company agrees to repay forthwith all amounts so expended by Boston Chicken with interest at the default rate set forth in the Loan Agreement.

     (g)   Further Assurances.  The Company will do all acts and things and will
           ------------------
execute all financing statements and writings requested by Boston Chicken to establish, maintain and continue a perfected and valid security interest of Boston Chicken in the Collateral, and will promptly on demand pay all reasonable costs and expenses of filing and recording all instruments, including the costs of any searches deemed necessary by Boston Chicken to establish and determine the validity and the priority of Boston Chicken's security interests. A carbon, photographic or other reproduction of this Security Agreement or any financing statement covering the Collateral shall be sufficient as a financing statement.

     (h)   Maintenance of Tangible Collateral.  The Company will cause the
           ----------------------------------
tangible Collateral to be maintained and preserved in the same condition, repair and working order as when new, ordinary wear and tear excepted, and in accordance with any manufacturer's manual, and shall forthwith, or, in the case of any loss or damage to any of the tangible Collateral as quickly as practicable after the occurrence thereof, make or cause to be made all repairs, replacements, and other improvements made in connection therewith which are necessary or desirable to such end. The Company shall promptly furnish to Boston Chicken a statement respecting any loss or damage to any of the tangible Collateral.

     (i)   Maintenance of Intangible Collateral.  The Company shall preserve and
           ------------------------------------
maintain all rights of the Company and Boston Chicken in the intangible Collateral, including without limitation the payment of all maintenance fees and the taking of appropriate action at the Company's expense to halt the infringement of any of the intangible Collateral.

     (j)   Special Rights Regarding Accounts Receivable.  Boston Chicken or any
           --------------------------------------------
of its agents may, at any time and from time to time in its sole discretion and irrespective of the existence of any event of default under this Security Agreement, verify directly with the Company's account debtors the accounts pledged hereunder in any manner. Boston Chicken or any of its agents may, at any time from time to time in its sole discretion, notify the Company's account debtors of the security interest of Boston Chicken in the Collateral and/or direct such account debtors that all payments in connection with such obligations and the Collateral be made directly to Boston Chicken in Boston Chicken's name. If Boston Chicken or any of its agents shall collect such obligations directly from the Company's account debtors, Boston Chicken or any of its agents shall have the right to resolve any disputes relating to returned goods directly with the Company's account debtors in such manner and on such terms as Boston Chicken or any of its agents shall deem appropriate. The Company directs and authorizes any and all of its present and future account debtors to comply with requests for information from Boston Chicken, Boston Chicken's designees and agents and/or auditors, relating to any and all business transactions between the Company and the Company's account debtors. The Company further directs and authorizes all of its account debtors upon receiving a notice or request sent by Boston Chicken or Boston Chicken's agents or designees to pay directly to Boston Chicken any and all sums of money or proceeds now or hereafter owing by the Company's account debtors to the Company, and any such payment shall act as a discharge of any debt of such account debtor to the Company in the same manner as if such payment had been made directly to the Company. The Company agrees to take any and all action as Boston Chicken may request to assist Boston Chicken in exercising the rights described in this Section.

     2.    Events of Default.  The occurrence of any Default specified in the
           -----------------
Loan Agreement shall be deemed a default under this Security Agreement.

     3.    Remedies.  Upon the occurrence of any such event of default, Boston
           --------
Chicken shall have and may exercise any one or more of the rights and remedies provided to it under this Security Agreement or any of the other Operative Documents or provided by law, including but not limited to all of the rights and remedies of a secured party under the Uniform Commercial Code, and the Company hereby agrees to assemble the Collateral and make it available to Boston Chicken at a place to be designated by Boston Chicken which is reasonably convenient to both parties, authorizes Boston Chicken to take possession of the Collateral with or without demand and with or without process of law and to sell and dispose of the same at public or private sale and to apply the proceeds of such sale to the costs and expenses thereof (including reasonable attorneys' fees and disbursements, incurred by Boston Chicken) and then to the payment of the indebtedness and satisfaction of other Secured Obligations. Any requirement of reasonable notice shall be met if Boston Chicken sends such notice to the Company, by registered or certified mail, at least 5 days prior to the date of sale, disposition or other event giving rise to a required notice. Boston Chicken may be the purchaser at any such sale. The Company expressly authorizes such sale or sales of the Collateral in advance of and to the exclusion of any sale or sales of or other realization upon any other collateral securing the Secured Obligations. Boston Chicken shall have no obligation to preserve rights against prior parties. The Company hereby waives as to Boston Chicken any right of subrogation or marshaling of such Collateral and any other collateral for the Secured Obligations. To this end, the Company hereby expressly agrees that any such collateral or other security of the Company or any other party which Boston Chicken may hold, or which may come to any of them or any of their possession, may be dealt with in all respects and particulars as though this Security Agreement were not in existence. The parties hereto further agree that public sale of the Collateral by auction conducted in any county in which any Collateral is located or in which Boston Chicken or the Company does business after advertisement of the time and place thereof shall, among other manners of public and private sale, be deemed to be a commercially reasonable disposition of the Collateral. The Company shall be liable for any deficiency remaining after disposition of the Collateral.

     4.    Remedies Cumulative.  No right or remedy conferred upon or reserved
           -------------------
to Boston Chicken under any Operative Document is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative in addition to every other right or remedy given hereunder or now or hereafter existing under any applicable law. Every right and remedy of Boston Chicken under any Operative Document or under applicable law may be exercised from time to time and as is often as may be deemed expedient by Boston Chicken. To the extent that it lawfully may, the Company agrees that it will not at any time insist upon, plead, or in any manner whatever claim or take any benefit or advantage of any applicable present or future stay, extension or moratorium law, which may effect observance or performance of any provisions of any Operative Document; nor will it claim, take or insist upon any benefit or advantage of any present or future law providing for the valuation or appraisal of any security for its obligations under any Operative Document prior to any sale or sales thereof which may be made under or by virtue of any instrument governing the same; nor will it, after any such sale or sales, claim or exercise any right, under any applicable law to redeem any portion of such security so sold.

     5.    Conduct No Waiver.  No waiver of default shall be effective unless in
           -----------------
writing executed by Boston Chicken and waiver of any default or forbearance on the part of Boston

Chicken in enforcing any of its rights under this Security
Agreement shall not operate as a waiver of any other default or of the same default on a future occasion or of such right.

     6.    Governing Law; Definitions.  This Security Agreement is a contract
           --------------------------
made under, and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with, the laws of the State of Colorado applicable to contracts made and to be performed entirely within such State. Terms used but not defined herein shall have the respective meaning ascribed thereto in the Loan Agreement. Unless otherwise defined herein or in the Loan Agreement, terms used in Article 9 of the Uniform Commercial Code in the State of Colorado are used herein as therein defined on the date hereof. The headings of the various subdivisions hereof are for convenience of reference only and shall in no way modify any of the terms or provisions hereof.

     7.    Notices.  All notices, demands, requests, consents and other
           -------
communications hereunder shall be delivered and shall be effective in the manner specified in Section 9.4 of the Loan Agreement.

     8.    Rights Not Construed as Duties.  Boston Chicken neither assumes nor
           ------------------------------
shall it have any duty of performance or other responsibility under any contracts in which Boston Chicken has or obtains a security interest hereunder. If the Company fails to perform any agreement contained herein, Boston Chicken may but is in no way obligated to itself perform, or cause performance of, such agreement, and the expenses of Boston Chicken incurred in connection therewith shall be payable by the Company under paragraph 11.

     9.    Amendments.  None of the terms and provisions of this Security
           ----------
Agreement may be modified or amended in any way except by an instrument in writing executed by each of the parties hereto.

     10.   Severability.  If any one or more provisions of this Security
           ------------
Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected, impaired or prejudiced thereby.

     11.   Expenses.  The Company agrees to indemnify Boston Chicken from and
           --------
against any and all claims, losses and liabilities growing out of or resulting from this Security Agreement (including, without limitation, enforcement of this Security Agreement), except claims, losses or liabilities resulting from the Boston Chicken's gross negligence or willful misconduct.

     12.   Successors and Assigns; Termination.  This Security Agreement shall
           -----------------------------------
create a continuing security interest in the Collateral and shall (a) remain in full force and effect until full payment and performance of the Secured Obligations (b) be binding upon the Company, its successors and assigns and (c) inure, together with the rights and remedies of Boston Chicken hereunder, to the benefit of Boston Chicken and its successors, transferees and assigns. Upon the full payment and performance of the Secured Obligations the security interests granted hereby shall terminate and all rights to the Collateral shall revert to the Company. Upon any such termination, Boston Chicken will, at the Company's expense, execute and deliver to the Company such documents as the Company shall reasonably request to evidence such termination.

     IN WITNESS WHEREOF, the Company has caused this Security Agreement to be duly executed as of the day and year first set forth above.

                              [NAME OF COMPANY]


                              By:____________________________

                                 Its:________________________

                                   EXHIBIT E

                           FORM OF OPINION OF COUNSEL

                          [Form of Opinion of Counsel]
                                     [Date]


Boston Chicken, Inc.
14103 Denver West Parkway
Golden, Colorado 80401


 Ladies and Gentlemen:

       We have acted as counsel for ___________________, a Delaware limited liability company (the "Company"), in connection with the preparation, execution, and delivery of the Documents (as hereinafter defined). This opinion is furnished to you pursuant to Section 7.1 of the Agreement (as hereinafter defined). As used herein, the term "State" means the State of Illinois and the term "UCC" means the Uniform Commercial Code as in effect in the State on the date hereof. Other capitalized terms used herein and not otherwise defined herein have the meanings provided in the Agreement.

       The documents we have examined in rendering this opinion are the following:

          (i)  The following, collectively called the "Documents":

               (a) the Secured Loan Agreement (the "Agreement"), of even date herewith, between the Company and Boston Chicken, Inc. ("Boston Chicken");

               (b) the Convertible Secured Note of the Company, of even date herewith and delivered pursuant to the Agreement (the "Note");

               (c) the Pledge Agreement, dated of even date herewith, between the Members and Boston Chicken delivered pursuant to the Agreement (the "Pledge Agreement");

               (d) the Boston Chicken, Inc. Development Agreement, of even date herewith, by and between the Company and Boston Chicken (the "Development Agreement");

               (e) the Addendum to the Development Agreement, of even date herewith, by and between the Company and Boston Chicken; and

               (f) [other documents as applicable]

          (ii) A certificate of the ____________ of the Company certifying as to (A) the Certificate of Formation and Operating Agreement of the Company and (B) evidence of authorization of the transactions contemplated by the Documents;

          (iii)  Copies of those indentures, loan or credit agreements, leases, guarantees, mortgages, security agreements, bonds, notes and other agreements or instruments, and orders, writs, judgments, awards, injunctions and decrees, which have been certified by the __________________ of the Company as those documents which affect or purport to affect the Company's right to borrow money under, or right to undertake and perform its obligations under, the Documents (collectively, the "Other Agreements and Court Orders"), a copy of which certificate is attached hereto as Exhibit A; and
                        ---------

          [(iv) A certificate of the Secretary of State of the States of Delaware and ___________ dated ________________, attesting to the continued existence and good standing of the Company in that state.]

          We have also examined such other documents and records, and other certificates, opinions and instruments and have conducted such investigation as we have deemed necessary as a basis for the opinions expressed below. As to factual matters relevant to our opinions expressed below, we have, without independent investigation, relied upon all of the foregoing, upon the factual representations made by the Company in Article IV of the Agreement, upon certificates of the managers of the Company and of public officials, and upon public records.

          Based upon and subject to the matters stated herein and upon such investigation as we have deemed necessary, we are of the opinion that:

          1. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the state of its formation, with power and authority to enter into the Agreement and to issue the Note and incur the indebtedness to be evidenced thereby.

          2. Each of the Documents has been duly authorized by all required action on the part of the Company, and each of them has been duly executed and delivered by the Company, and constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms.

          3. The execution and delivery of the Documents and the performance by the Company of its obligations thereunder, will not conflict with or result in any breach of any of the provisions of, or constitute a default under, or result in the creation or imposition of any lien or encumbrance upon any of the properties of the Company pursuant to the provisions of (a) its Certificate of Formation or Operating Agreement, (b) any of the Other Agreements and Court Orders, or (c) any law, rule, or regulation applicable to the Company or its business.

          4. To the best of our knowledge, no consent, authorization, appraisal, or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other person, which has not been obtained or taken, is required for the execution and delivery of, or the performance by the Company of its obligations under, each of the Documents.

          5. Under applicable law, the Company's Certificate of Formation and Operating Agreement, and all contracts, agreements, or restrictions known by us to bind the Company, the vote of the holders of a majority of the shares of common stock of the Company is sufficient to elect the directors of the Company, approve the merger, consolidation, or sale of substantially all of the assets of the Company, or take any other action whatsoever.

          6. The Company is not an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

          7. The Company is not a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

          8. The Agreement creates a valid security interest in your favor as security for the payment of the obligations of the Company under the Agreement and the Note in all of the Company's right, title, and interest in and to all personal property (the "Code Collateral") included within the definition of the term Collateral (as defined in the Agreement) in which a security interest can be granted under the UCC and Non-[opining jurisdiction] Codes (as such term is hereinafter defined)./*//1/ We have examined the financing statements (the "Financing Statements") to be filed in the filing offices listed on Annex I attached hereto (the "Filing Offices") with respect to the security interests granted to Boston Chicken pursuant to the Agreement, and upon the filing of such Financing Statements in the Filing Offices, and assuming that the representations made in the Agreement with respect to the location of the Code Collateral and the chief executive office of the Company are and remain true and correct: (a) all filings, registrations and recordings necessary to perfect the security interest granted to you under such Agreement in respect of all Code Collateral in

-------------------
*    Opinion with respect to the perfection of security interests in
--------------------------------------------------------------------
Non-Opining Jurisdictions is only required when the Company has code
--------------------------------------------------------------------
Collateral or its chief executive office outside of the Non-Opining
-------------------------------------------------------------------
Jurisdiction.
-------------
     which a security interest may be perfected by filing a financing statement in the Filing Offices will have been accomplished; and (b) the security interests granted to you pursuant to such Agreement in and to such Code Collateral will be perfected to the extent that such security interests may be perfected by filing financing statements in the Filing Offices under the UCC and the Non-[opining jurisdiction] Codes.

          9. The Pledge Agreement creates a valid security interest in your favor as security for payment of the Secured Obligations in the Collateral (as such terms are defined in the Pledge Agreement). The security interests created in your favor under the Pledge Agreement with respect to such Pledged Units constitute perfected security interests in such Pledged Units.

          In addition to any assumptions, qualifications and other matters set forth elsewhere herein, the opinions set forth above are subject to the following:

          (a) For the purposes of this opinion, we have assumed that the Code Collateral exists and the Company has rights or title to each item thereof, that all natural persons have legal capacity, that all items submitted to us as originals are authentic and all signatures thereon are genuine, that all items submitted to us as copies conform to the originals and each such original or copy is complete and has been duly executed and delivered by each party (other than the Company) pursuant to due authorization as such party's legal, valid, and binding obligation, enforceable against such party in accordance with its respective terms.

          (b) Our opinion with respect to the legality, validity, binding effect, and enforceability of any document or agreement is subject to the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or similar law affecting creditors' rights generally and to the effect of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith, and fair dealing (regardless of whether considered in a proceeding in equity or at law).

          (c) We call your attention to the following matters (as well as those matters set out in paragraph (d) below) as to which we express no opinion:

          (i) the Company's agreements in the Documents to pay compound interest or interest on overdue interest;

          (ii) the Company's agreement in the Agreement to indemnify you against costs, expenses, or liability notwithstanding your acts of gross negligence or willful misconduct;

          (iii) the Company's agreements in the Agreement for payment or reimbursement of costs, fees, and expenses or indemnification for claims, losses, or liabilities to the extent any such provision may be determined by a court or other tribunal to be in an unreasonable amount, to constitute a penalty, or to be contrary to public policy;

          (iv) any of the waivers or remedies contained in the Documents, whether or not any Document deems any such waiver or remedy commercially reasonable, if such waivers or remedies are determined (1) not to be commercially reasonable within the meaning of the UCC, (2) to conflict with mandatory provisions under the UCC or other applicable law, or (3) to be taken in a manner determined to be unreasonable or not performed in good faith or with fair dealing or with honesty in-fact;

          (v) certain other provisions contained in the Documents which may be limited or rendered ineffective by applicable laws or judicial decisions governing such provisions or holding their enforcement to be unreasonable under the then-existing circumstances, but such laws and judicial decisions do not, in our opinion, render the Documents invalid as a whole or leave you without remedies; or

          (vi) the priority or continued perfection of any security interest or lien granted by the Company to you under any of the Documents.

          (d) Our opinions set forth in paragraph 8 above are subject to the following further qualifications, exclusions and assumptions:

          (i)   Our opinions are qualified by and subject to:

                (A) in the case of proceeds, continuation of perfection of your security interest therein is limited to the extent set forth in Section 9-306 of the UCC;

                (B) in the case of property which becomes collateral after the date hereof, Section 547 of the United States Bankruptcy Code (the "Bankruptcy Code") provides that a transfer is not made until the debtor has rights in the property transferred, so a security interest in after-acquired property which is security for other than a contemporaneous advance may be treated as a voidable preference under the conditions (and subject to the exceptions) provided by Section 547;

                (C) Section 552 of the Bankruptcy Code limits the extent to which property acquired by a debtor after the commencement of the case under the Bankruptcy Code may be subject to a security interest arising from a security agreement entered into by the debtor before the commencement of such case; and

                (D) Section 364 of the Bankruptcy Code provides that the extension of secured credit after the commencement of a case under the Bankruptcy Code requires court approval.

          (ii)  We express no opinion as to:

                (A) the creation or perfection of any security interest in any fixtures or property excluded from the provisions of the UCC pursuant to 9-104; and

                (B) the perfection of any security interest in accounts that are an obligation of the Federal government or any agency or political subdivision thereof to the extent that any applicable laws require any actions in addition to filing of the Financing Statements.

          (iii) We have assumed with your permission that:

                (A) the Company has right, title, and interest in and to the collateral pledged by it;

                (B) all items of collateral (including, without limitation, money, shares of capital stock, or additional instruments) pledged under the Pledge Agreement, of which possession must be obtained and retained by a secured party in order to perfect its security interest pursuant to
     Section 9-103 and 9-304 of the UCC, are in your actual or constructive possession and not in the possession of the Company or any of its subsidiaries, affiliates, or agents;

                (C) all items of collateral constitute items which are mobile in nature and, if installed on any property, do not constitute fixtures; and

                (D) none of the collateral consists of consumer goods, farm products, crops, timber, minerals, or the like (including oil and gas), or accounts resulting from the sale thereof, receivables due from any government or agency or department thereof, beneficial interests in a trust or a decedent's estate, letters of credit, inventory which is subject of any negotiable documents of title, such as a negotiable bill of lading or warehouse receipt held by anyone other than you or on your behalf, or items which are subject to a requirement of any jurisdiction, including the State, which provides for a registration or certificate of title or a filing other than under the UCC.

          Whenever our opinion with respect to the existence or absence of facts is indicated to be based on our knowledge or awareness, we are referring solely to the actual knowledge of the particular [firm name] attorneys who have represented the Company in connection with the Documents. Except as expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of such facts and no inference as to our knowledge concerning such facts should be drawn from the fact that such representation has been undertaken by us.

          Our opinions expressed herein are limited to the laws of the State of [opining jurisdiction], the general limited liability company law of the state of the Company's formation if different than the opining jurisdiction] and the federal laws of the United States, and we do not express any opinion herein concerning any other law except as expressly set forth in paragraph 8 above. With respect to our opinions in paragraph 8, to the extent our opinions are not governed by federal or [opining jurisdiction] law, our opinions are based solely and exclusively on a review of Subsections 9-103(3), 9-203(1) and (2), 9-302(1), 9-303, 9-401(1) and 9-402(1) and (3) of the
Uniform Commercial Codes as reported by [Commerce Clearing House, Inc. in the Secured Transactions Guide for the states listed on Annex I] (collectively, the states listed on Annex I are sometimes referred to herein as the "Non-[opining jurisdiction] Jurisdictions" and the Uniform Commercial Codes as adopted and in effect in such Non-[opining jurisdiction] Jurisdictions are sometimes called the "Non-[opining jurisdiction] Codes"). We have not reviewed, and we express no opinion on, local custom with respect to, and any other sections of, the Non- [opining jurisdiction] Codes, including any provisions that are referred to in the sections that we have reviewed which are noted above, nor have we reviewed any other statutes of the Non-[opining jurisdiction] Jurisdictions or judicial decisions construing or interpreting the laws of the Non-[opining jurisdiction] Jurisdictions, including the Non-[opining jurisdiction] Codes. By rendering the opinions set forth in paragraph 8 we do not intend to indicate that we are experts on, or qualified to render opinions on, the laws of the Non-[opining jurisdiction] Jurisdictions. Accordingly, we caution you that the opinions in paragraph 8 could be materially affected by local custom, other provisions of the Non-[opining jurisdiction] Codes, other statutes, laws, or regulations of the Non-[opining jurisdiction] Jurisdictions or judicial decisions of courts construing or interpreting the laws of the Non-[opining jurisdiction] Jurisdictions, including the Non-[opining jurisdiction] Codes.

          This opinion is furnished to you solely in connection with the transactions described above and may not be relied upon by you (and to the extent indicated in the previous sentence, your counsel) for any other purpose or by any other person in any manner or for any purpose.

                                       Very truly yours,

                                    Annex 1


UCC-1 Financing Statement filings to perfect a security interest in collateral not constituting fixtures:


State                       Filing Office                  Reporting Publication
-----                       -------------                  ---------------------

                                                                       Exhibit A
                                                                       ---------


                                  Certificate
                                  -----------


The undersigned hereby certifies that he is the _____________________ of ___________________, a ______________ corporation (the "Company"), and further certifies that the following documents are the only documents to which the Company is a party that affect or purport to affect the Company's right to borrow money under, or the Company's right to undertake and perform its obligations under, the Documents (as defined in the Secured Loan Agreement, dated _______________, between the Company and Boston Chicken, Inc.)



Date:  __________________

                                         _________________________
                                         Manager

                                   EXHIBIT F

                         ACCOUNTING SERVICES AGREEMENT

               ACCOUNTING AND ADMINISTRATIVE SERVICES AGREEMENT
               ------------------------------------------------

          This Accounting and Administrative Services Agreement ("Agreement") is made as of the 27th day of February, 1997, by and between Boston Chicken, Inc., a Delaware corporation (the "Company"), and ______________________________________________________, a ________________ (the
"Developer").

                                    Recitals
                                    --------

          1. The Company and the Developer have entered into an Area Development Agreement dated _____________________________________, as amended
(the "ADA"), and have entered into or propose to enter into one or more Franchise Agreements (each a "Franchise Agreement" and, collectively, the "Franchise Agreements"), each providing for the franchise by the Company to the Developer or its authorized designee of the right to operate a Boston Chicken Unit (as defined in the Franchise Agreement, now d/b/a Boston Market).

          2. Pursuant to the ADA and/or the Franchise Agreements, the Developer is required to maintain certain accounting records and provide to the Company certain periodic financial reports and other data.

          3. Developer has requested and the Company has offered that the Company assist the Developer in maintaining certain accounting records and preparing certain financial reports required under the ADA and/or the Franchise Agreements.

          4. The Developer desires to enter into an agreement pursuant to which the Company would perform such services for Developer upon the terms and subject to the conditions hereinafter provided.

                                   Agreements
                                   ----------

          NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the parties hereby agree as follows:

          1.   Accounting Services.
               -------------------

               1.1 Upon the terms and subject to the conditions set forth in this Agreement, the Company shall provide to the Developer for each Boston Chicken Unit operated by the Developer and for the Developer's Entity as a whole the following accounting services (the "Services"):

               (a) per-unit calculation of revenue and expenses by accounting category per the Company's standard chart of accounts and calculation of Royalty Based Revenue and Royalty Fees (as each term is defined in the Franchise Agreements);

               (b) administration and maintenance of corporate payroll, and administration of the processing of payroll and calculation of applicable tax and other withholdings relating to the Developer's Boston Chicken Units, either through the Company's designated payroll service bureau or through in-house technology;

               (c) administration of accounts payable (including check generation and wire transfers);

               (d) administration of recurring cash transfers between the Developer's applicable Unit and corporate bank accounts;

               (e) maintenance of lease files and compliance with reporting and disbursement obligations thereunder;

               (f) administration and maintenance of a Developer general ledger trial balance, balance sheet, income statement and certain other corporate and Unit reports by accounting category per the Company's standard chart of accounts and consistent with periodic reports the Company customarily prepares in the normal course of business to manage its financial affairs, and periodic distribution of such reports to Developer using the Company's standard report distribution system;

               (g) maintenance of all accounting records supporting Developer financial statements (consistent with the Company's record retention program) in reasonable fashion separate and discrete from the accounting records of the Company; and

               (h) preparation of period end reconciliations and associated period end journal entries for all Developer balance sheet accounts.

          1.2 The Services shall not include any of the following, each of which is the sole responsibility of Developer:

               (a) selection of accounting policies to be applied to the Developer's books and records; however, the Company will consistently apply the appropriate policies selected by Developer;

               (b) negotiation of terms and conditions between Developer and its suppliers, vendors, and others, such as remittance due dates and discounts;

               (c) quarterly review and edit of the Developer's vendor masterfile for current and accurate data; however, the Company will appropriately apply updates to the vendor masterfile as directed by the Developer;

               (d) signature and final release of trade accounts payable disbursement checks in excess of $____________________________;

               (e)   final review and approval of annual financial statements;

               (f) cash investment activities; however, the Company will initiate and manage repetitive and/or fixed cash management activities as directed in writing by the Developer;

               (g)   approval and coding of invoices for disbursement;

               (h) preparation of budgets (except that the Company will develop a budget process and calendar to facilitate the preparation of annual budgets by the Developer); and

               (i) preparation, filing, or signing of any tax returns required to be filed by Developer, with the exception of sales and use tax returns which will be prepared, but not, however, filed or signed by the Company.

          1.3 Developer agrees to supply the Company all information, materials, data, and documents necessary or advisable to properly perform the Services in such form, format, or media as the Company may reasonably request, to make available the officers of the Developer to answer any inquiries in connection therewith, and to cooperate with the Company by effectively applying locally the policies and procedures defined in the Company's Accounting Manual (and in particular Accounting Policy and Procedures Bulletin 93-13), as the same may be modified and updated from time to time, on a timely basis, which actions and compliance shall be a condition to the Company's obligations hereunder.

          1.4 Developer agrees to utilize the Company's designated auditors and tax consultants for annual audit and tax return preparation activities.

          1.5 Developer agrees to utilize the Company's designated bankers (except for Unit bank accounts) and credit card processors for all corporate cash management activities.

     2.   Administrative Services.
          ------------------------

          2.1 Upon the terms and subject to the conditions set forth in this Agreement, the Company shall provide to Developer the following administrative services (the "Admin. Items"):

               (a) Bid, negotiate, and establish (but not administer) health, dental, disability, life, and 401K benefit programs and accounts on behalf of Developer and for each covered employee thereof;

               (b) Bid, negotiate, establish, and administer a Directors and Officers Liability Insurance program annually on behalf of Developer, as requested;

               (c) Bid, negotiate, establish, and administer property, liability, umbrella and related insurance programs annually on behalf of Developer;

               (d) Bid, negotiate, establish, and administer a Workers Compensation insurance program annually on behalf of Developer;

               (e) Perform claims reduction programs for each of the above insurance programs;

               (f) Set-up and administer option accounts, including option grant summaries, vesting, and option exercise bookkeeping and administration for optionees of Developer;

               (g) Perform year-end accrual analyses for health, dental, and FLEX Plans on behalf of Developer.

          2.2 Developer agrees to supply Company all information, materials, data, and documents necessary or advisable to properly perform the Admin. Items in such form, format, or media as Company may reasonably request, to make available the officers of Developer to answer any inquiries in connection therewith, and to cooperate with Company in the performance of its duties.

     3.   Fees for Services and Expense Reimbursement.
          -------------------------------------------

          3.1 In consideration of the Services, Developer agrees to pay to Company accounting and administrative fees, separate and apart from any fee otherwise payable under the ADA or any Franchise Agreement, as follows:

               (a) During the time prior to the opening of the thirtieth Boston Chicken unit accounted for pursuant to this Agreement, the fee payable by the Developer for each accounting period ("Accounting Period") in accordance with the

Company's fiscal year of thirteen four-week accounting periods shall be $750 per Unit for all Units operated by the Developer.

               (b) Upon the opening of the thirtieth Boston Chicken Unit accounted for pursuant to this Agreement and prior to the opening of the fiftieth Boston Chicken Unit accounted for pursuant to this Agreement, the fee payable by the Developer for each Accounting Period shall be $650 per Unit for all Units operated by the Developer.

               (c) Upon the opening of the fiftieth Boston Chicken Unit accounted for pursuant to this Agreement and prior to the opening of the hundredth Boston Chicken Unit accounted for pursuant to this Agreement, the fee payable by the Developer for each Accounting Period shall be $550 per Unit for all Units operated by the Developer.

               (d) Upon the opening of the hundredth Boston Chicken Unit accounted for pursuant to this Agreement and prior to the opening of the two hundredth Boston Chicken Unit accounted for pursuant to this Agreement, the fee payable by the Developer for each Accounting Period shall be $450 per Unit for all Units operated by the Developer.

               (e) Upon the opening of the two hundredth Boston Chicken Unit accounted for pursuant to this Agreement and for all Units opened thereafter, the fee payable by the Developer for each Accounting Period shall be $350 per Unit for all Units operated by the Developer.

In the event that the Developer and the Boston Chicken Units meet certain reporting requirements, administrative procedure compliance requirements, and timeliness deadlines as the Company may establish and announce from time to time in its sole discretion, the unit fees set forth in (a) through (e), above shall be reduced to $600, $500, $400, $300, and $250, respectively.

          3.2  In addition to the payment of fees as specified in Section
3.1 of this Agreement, the Developer shall reimburse the Company for all non-ordinary, out-of-pocket expenses incurred by the Company or its affiliates in connection with the Services rendered by them hereunder, including, but not limited to, travel expenses, legal fees, fees of experts, audit fees, tax fees, payroll service fees, etc. All non-ordinary, out of pocket expenses, however, must be approved by Developer prior to incurring such expense. Expenses payable under this Section 3.2 shall be paid in the manner specified in Section 5.1 of this Agreement. These expenses will not include any expenses associated with computer system enhancements at the Company's Support Center, except as otherwise agreed to by the parties.

          3.3 In addition to the Services and Admin. Items, Company may agree in its sole discretion to provide other accounting and administrative services to

Developer from time to time of a nature not specifically delineated herein on such terms and for such fees as shall be mutually determined by Company and Developer.

          4.   Term of Services.
               ----------------

               4.1 The term of this Agreement shall be for one year from the effective date hereof unless the parties mutually agree to extend such term; provided that either party hereto may terminate this Agreement during the term upon 180 days' prior written notice to the other party; and provided further that the Company may terminate this Agreement without notice and cease rendering the Services hereunder upon any non-payment by the Developer of the fees and expenses provided for herein when such fees and expenses are due and payable.

               4.2 Termination of this Agreement shall terminate the Company's obligations to provide the Services. Upon termination of this Agreement, the Developer shall pay to the Company the fees due the Company in accordance with
Section 3.1 hereof for the Services rendered by the Company through the date of termination and reimburse the Company in accordance with Section 3.2 hereof for expenses incurred by the Company in connection with the Services rendered by the Company through the date of termination.

          5.   Payment of Amounts due Hereunder; Liability.
               -------------------------------------------

               5.1 The Company will calculate and collect through electronic funds transfer the total dollar amount of all fees and expenses due to the Company hereunder, at the end of each Accounting Period.

               5.2 The Company shall not be liable for any cost, damage, expense, or loss of Developer, its owners, partners, shareholders, officers, members, directors, employees, suppliers, or vendors, or any other person or entity arising or resulting, directly or indirectly, from (i) the failure of the Company to perform any of the Services or Admin. Items for Developer, the Units, or employees of any of them, hereunder or the misperformance of any such Services or Admin. Items. except to the extent such failure to perform or such misperformance is the result of the Company's willful misconduct or gross negligence, in which event Company's liability shall not exceed its fee for such Services or Admin. Items hereunder for the Accounting Period in question (plus, in the case of employee theft or embezzlement, the limits of Company's insurance applicable thereto), or (ii) reliance by Developer, the Units, or employees of any of them on any data or advice Company may provide pursuant to this Agreement. In no event will Company be liable for indirect, incidental, consequential, special, speculative, exemplary, or punitive damages (including, but not limited to, loss of revenue or profit).

               5.3 COMPANY MAKES NO WARRANTY OR REPRESENTATION, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THE

SERVICES OR ADMIN. ITEMS PROVIDED HEREUNDER, INCLUDING, BUT NOT LIMITED TO, THEIR ADEQUACY, QUALITY, PERFORMANCE, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.

          6.   Miscellaneous.
               -------------

               6.1 In performing the Services set forth in this Agreement, the Company will have neither express or implied power to execute agreements on behalf of the Developer or in any manner bind the Developer as to any matter not within the scope of this Agreement.

               6.2 All notices provided for in this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or sent by overnight express or facsimile transmission or registered or certified mail, return receipt requested, postage prepaid, and properly addressed as follows:

                     If to the Developer:




                     If to the Company:

                     Boston Chicken, Inc.
                     14103 Denver West Parkway
                     Golden, CO 80401
                     Attention:  Stuart Fullinwider
                     Facsimile:  (303) 384-5340

Any party may change the address to which notices hereunder are to be sent to it by giving written notice of such change of address in the manner herein provided for giving notice. Any notice delivered personally or by overnight express courier or facsimile transmission shall be deemed to have been given on the date it is so delivered, and any notice delivered by registered or certified mail delivery service shall be deemed to have been duly given three business days after it is sent to the intended recipient at the address set forth above.

               6.3 THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF COLORADO APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS THEREOF.

               6.4 A failure of any party to insist in any instance upon the strict and punctual performance of any provision of this Agreement shall not constitute a continuing waiver of such provision. No party shall be deemed to have waived any rights, power, or privilege under this Agreement or any provisions hereof unless such waiver shall have been in writing and duly executed by the party to be charged with such waiver, and such waiver shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the waiving party or the obligations of the other party or parties in any other respect or at any other time. If any provision of this Agreement shall be waived, or be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall be unaffected thereby and shall remain binding and in full force and effect.

               6.5 This Agreement may be amended or modified only by a written instrument signed by each of the parties hereto.

               6.6 This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings, either or oral or written, with respect thereto.

               6.7 Nothing contained in this Agreement is intended, nor shall it be construed, to create any rights in any person not a party to this Agreement.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                       ------------------------------------


                                       By:
                                           --------------------------------

                                       Title:
                                              -----------------------------


                                       BOSTON CHICKEN, INC.

                                       By:
                                           --------------------------------

                                       Title:
                                              -----------------------------

acctsv97.doc

                                   EXHIBIT G

                         INVESTOR REPRESENTATION LETTER

                          LETTERHEAD OF INVESTOR GROUP



Boston Chicken, Inc.
14103 Denver West Parkway
Golden, CO  80401

Ladies and Gentlemen:

The undersigned hereby makes the following representations to Boston Chicken, Inc. (the "Company") in connection with and as an inducement to and of the consummation of certain transactions with __________________, a Delaware limited liability company (the "Developer"):

The undersigned has conducted an investigation of the Developer, including the management and current and proposed operations of the Developer, and of the locations, characteristics, and demographics of (i) the Boston Market Stores in the Development Area (as defined in the Development Agreement by and between the Company and the Developer of even date herewith) (the "Stores"), (ii) the sites for Boston Market Stores in the Development Area subject to executed leases or purchase contracts (the "Leased and Contracted Sites"), and (iii) the potential sites for Boston Market Stores being negotiated in the Development Area (the "Sites in Progress"). The undersigned has reviewed all of the documents, records, reports, and other available materials relating to the Developer's operations, the Stores, the Leased and Contracted Sites, and the Sites in Progress, and is familiar with their content. The undersigned acknowledges that it has been given access to and has visited and examined the Developer's operations and the Stores, the Leased and Contracted Sites, and the Sites and in Progress, and is satisfied with the condition thereof and that all inquiries have been answered to its satisfaction. For the purpose of conducting these investigations, the undersigned has employed the services of its own agents, representatives, experts, and consultants. In all matters affecting the undersigned's decision to invest in the Developer, the undersigned is relying upon the advice and opinions of its own agents, representatives, experts, and consultants and not upon any information or statement, oral or written, of or provided by the Company or its officers, directors, agents, representatives, or attorneys.

Very truly yours,

                                  EXHIBIT K-1
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                             INDUCEMENT AGREEMENT
                             --------------------

                                     K-1-1

                         [SECOND] AMENDED AND RESTATED

                            INDUCEMENT AGREEMENT*/

                                    between

                             BOSTON CHICKEN, INC.

                                      and

                                ---------------

                                  Dated as of


                              December ___, 1996







------------------------
 */ Those FADs that have already entered into Amended and Restated Inducement Agreements will each enter into a "Second Amended and Restated Inducement Agreement."

                         [SECOND] AMENDED AND RESTATED
                             INDUCEMENT AGREEMENT


          THIS [SECOND] AMENDED AND RESTATED INDUCEMENT AGREEMENT, dated as of December ___, 1996 (this "Agreement"), is made by and between BOSTON CHICKEN, INC., a Delaware corporation ("BCI"), and the Company, whose name appears on the signature page hereof (the "Company").

                             W I T N E S S E T H :
                             - - - - - - - - - -

          WHEREAS, the Company and BCI have entered into an area development agreement, as amended (as it may be further modified, amended, restated or replaced, the "Development Agreement"), pursuant to which the Company is required to establish and operate Boston Market retail food service outlets or flagship stores and to enter into individual franchise agreements; and

          WHEREAS, to help it meet its obligations under the Development Agreement, the Company has previously entered into a secured loan agreement with BCI, as modified, amended or restated, described on Schedule A (as it may be
                                                    ----------
further modified, amended, restated or replaced, the "Secured Loan Agreement"); and

          WHEREAS, the Company has a continuing need for financing to meet its obligations under the Development Agreement, and has asked and induced BCI to enter into the Operative Documents from time to time to assist the Company in obtaining such financing; and

          WHEREAS, the Operative Documents provide or contemplate that (i) a Lessor will make Advances to BCI in connection with the Lessor's acquisition of certain Lease Assets; (ii) Lessor will purchase (x) the Equipment from or on behalf of BCI and certain of its Area Developers ("ADs"), including the Company, and (y) certain fee property and leasehold improvements previously acquired by certain ADs (the "Acquired Property") from such ADs[, including the Company];
(iii) BCI, BC Real Estate Investments, Inc. ("BCRE") and the ADs, as Agents, will purchase the Real Estate (other than the Acquired Property) in accordance with the terms and conditions of the Agency Agreement; (iv) the Lessor will pay the Purchase Price for the Equipment and the Acquired Property to BCI for the benefit of the applicable AD, whereupon BCI will provide to such AD a payment or credit against amounts owed by such AD to BCI or expended by such AD for such Equipment or Acquired Property, which payment or credit will be equal to the value received by BCI on account of the Equipment and/or Acquired Property sold by such AD to Lessor; (v) the Lessor will reimburse BCI for the benefit of the applicable Agent for the Purchase Price of any Real Estate paid by such Agent pursuant to the Agency Agreement and, if such Agent is an AD, BCI will provide to such AD a payment or credit against amounts owed by such AD to BCI or expended by such AD for such Real Estate; (vi)(x) the Equipment or Acquired Property purchased from the AD (and, if applicable, any new Equipment acquired directly from BCI or from a third party vendor) and (y) the Real Estate (other than the Acquired Property) purchased by the Agent and acquired by the Lessor, in each case, will be leased by the Lessor to BCI pursuant to the Lease; and (vii) BCI will simultaneously sublease such Lease Assets to ADs entering into a Sublease with BCI; and

          WHEREAS, the execution of this Agreement by the Company is a precondition to BCI's execution of any Schedule with respect to the Lease Assets to be leased by BCI and subleased by the Company;

          WHEREAS, capitalized terms used but not otherwise defined herein (including those used in the foregoing recitals) shall have the meanings specified in Appendix I annexed hereto; and

          [WHEREAS, the Company previously entered into that certain Inducement Agreement dated as of _______ with BCI (the "Original Inducement Agreement"), and the parties hereto wish to amend and restate the Original Inducement Agreement in its entirety as provided herein.]

          [WHEREAS, the Company previously entered into that certain Inducement Agreement dated as of ___________ with BCI, which was amended and restated pursuant to that certain Amended and Restated Inducement Agreement dated as of _______ (the "Restated Inducement Agreement"), and the parties hereto wish to amend and restate the Restated Inducement Agreement in its entirety as provided herein.]

          NOW THEREFORE, in consideration of the mutual representations, warranties and covenants set forth herein, and in consideration of any advances made hereunder to or for the benefit of the Company by BCI, and the rental of Lease Assets by BCI hereunder, the parties hereto agree that the [Original][Restated] Inducement Agreement is hereby superseded, amended and restated in its entirety to read as follows:


                                   ARTICLE I

                              GENERAL PROVISIONS
                              ------------------

          1.1   Effective Date. This Agreement shall become effective on
                ---------------
 December ___, 1996.

          1.2   Amendment and Restatement. In consideration of the premises and
                --------------------------
mutual agreements herein contained, and in accordance with [Section 10.4] of the [Original] [Restated] Inducement Agreement, the parties to this Agreement hereby agree that the [Original] [Restated] Inducement Agreement is hereby superseded, amended and restated as set forth herein.

          1.3   Consent. This Agreement constitutes BCI's written (i) consent to
                -------
the transactions contemplated herein and in the Subleases, and (ii) waiver of any default under or breach of any representation, warranty or covenant contained in the Development Documents and the Associated Documents as a result of the Company's execution and delivery of and its performance of its obligations under this Agreement, any Sublease or any document or certificate to be delivered by the Company in connection therewith.

          1.4   Advance Dates. Upon receipt of notice from BCI of an anticipated
                -------------
Advance Date, and in no event later than four (4) Business Days prior to the date BCI is obligated to provide any Advance Request to Lessor in connection with such Advance Date, the Company will provide to BCI a description of the Items of Lease Assets the Company desires to have purchased or acquired on its behalf, the location thereof and the Purchase Price therefor, together with such other documentation pertaining to such Items of Lease Assets as BCI may request (a "Delivery Request"). BCI shall, in its sole discretion, decide whether to include such Items of Lease Assets in an Advance Request. If BCI decides to include any such Item of Lease Assets in an Advance Request and to lease such Item of Lease Assets from Lessor, the Company shall simultaneously sublease from BCI such Item of Lease Assets.

          1.5   Nature of Transactions. It is the intent of BCI and the Company
                ----------------------
that: (a) any Lease from Lessor to BCI constitutes an operating lease for purposes of BCI's financial reporting; (b) any Sublease from BCI to the Company constitutes an operating lease for purposes of the Company's financial reporting; (c) the Company will be treated as the owner of the Lease Assets subleased to it for purposes of Federal and state income tax; and (d) any Sublease between BCI and the Company grants to BCI a security interest or lien, as the case may be, in the Lease Assets covered by such Sublease (which security interest will be assigned to the Lessor), which lien is junior and subordinate in all respects to the lien previously granted by BCI to the Lessor in such Lease Assets. The Company acknowledges and agrees that BCI has made no representations or warranties concerning the tax, accounting or legal characteristics of these transactions, and the Company has obtained and relied upon such tax, accounting and legal advice as it deems appropriate.

          1.6   No Obligation. The Company acknowledges that BCI may at any time
                -------------
decline to include in an Advance Request the Company's request for any Item of Lease Assets or all such Items of Lease Assets. The Company agrees that any such denial will not constitute a breach of this Agreement, and shall not give rise to any claim or cause of action against, or liability of, BCI whatsoever, including, without limitation, any liability in fraud or any other tort.

                                  ARTICLE II

                          ADVANCES AND RENT PAYMENTS
                          --------------------------

          2.1   Payments. On the terms and subject to the conditions set forth
                --------
herein, BCI may from time to time include the Company's request for Lease Assets in an Advance Request and, upon satisfaction or waiver of the provisions of
Section 3.1 hereof, provide funds for the Company's benefit which shall be
-----------
applied in accordance with Section 2.2 of this Agreement.
                           -----------

          2.2   Application of Advances. Funds provided to or credits applied
                -----------------------
for the benefit of the Company in connection with the transactions contemplated hereunder shall be applied (i) to reimburse BCI for expenditures made by it to purchase any Items of Lease Assets, or for advances made by BCI to the Company under any loan agreement to enable the Company to purchase Items of Lease Assets (including any Real Estate purchased by an Agent), (ii) to reimburse the Company for expenditures made by it to purchase any Items of Lease Assets (including any Real Estate purchased by the Company as Agent), or (iii) directly to pay a vendor or Lessor for the purchase of any Items of Lease Assets.

          2.3   Computation of Rent. (a) On each Sublease Schedule, BCI shall
                -------------------
include an amortization schedule setting forth the scheduled repayments under the Sublease of all payments from Lessor made on or prior to the date thereof to or for the benefit of the Company (or to BCI in repayment of amounts advanced by BCI to the Company), together with any other costs assignable to the Company, as calculated by BCI.

                (b) The amount of rent payable under the Sublease on each Sublease Payment Date (the "Basic Sublease Rent") shall be calculated as to any Lease Assets in the manner set forth in the applicable Sublease Schedule.

                (c) In the event that BCI includes the Company's request for any Item of Lease Assets in an Advance Request, and BCI incurs any expense or cost (including, without limitation, payment of any interest), because the Advance Date shall not have occurred on the date specified in such Advance Request or because such Item of Lease Assets is not included in any such Advance Request, the Company shall pay to BCI its pro rata share of such expenses and costs, as determined by BCI in its reasonable discretion, which payment will be made on the occurrence of the postponed Advance Date and shall be an additional condition precedent to the delivery of any Item of Lease Assets to the Company on such Advance Date.

          2.4   Ledger Account. BCI shall maintain an account recording any
                --------------
funds provided to, or credits applied for, the benefit of the Company as provided in Section 2.2, and all payments made by the Company pursuant to this
            -----------
Agreement and
any Sublease; provided, however, the failure to maintain such account or record
              --------  -------
any payments therein shall not relieve the Company of its obligations to repay the outstanding amount of rent, all accrued interest thereon, and any amount payable with respect thereto in accordance with the terms of this Agreement and any Sublease.


                                  ARTICLE III

                            CONDITIONS OF ADVANCES
                            ----------------------

          3.1   Conditions Precedent. The making of any payments to the Company
                --------------------
in connection with the Lessor's acquisition of the Lease Assets to be subleased by BCI to the Company shall be conditioned on, shall not exceed the amount of, and shall not precede BCI's receipt of an Advance on an Advance Date. The making of any such payment to the Company and the inclusion by BCI in an Advance Request of any Items of Lease Assets covered by a Delivery Request are further conditioned on and subject to the following:

                (a)   Delivery Request. The Company shall have timely delivered
                      ----------------
to BCI, and BCI shall have accepted, a Delivery Request prepared and delivered in accordance with Section 1.4 hereof.
                   -----------

                (b)   Performance. The Company shall have performed and complied
                      -----------
with all agreements and conditions contained herein and in any Sublease, the Development Agreement, the Franchise Agreements between BCI and the Company (such Franchise Agreements collectively, the "Franchise Agreement"), and all other agreements required by or relating to the Development Agreement or the Franchise Agreement (the Development Agreement, the Franchise Agreement and such other agreements hereinafter collectively referred to as the "Development Documents"), and in the Secured Loan Agreement, any other loan agreement with BCI, the Security Instruments (as defined in the Secured Loan Agreement), any note issued by the Company, or any instrument evidencing a debt of the Company to BCI (such agreements and instruments hereinafter collectively referred to as the "Associated Documents") required to be performed or complied with by it.

                (c)   Consents and Approvals. All Governmental Actions and other
                      ----------------------
approvals and consents required to be taken, given or obtained, as the case may be, by or from any Authority or another Person, or by or from any trustee or holder of any indebtedness or obligation of the Company, that are necessary, in connection with the execution, delivery and performance of this Agreement, any Sublease, the Development Documents and the Associated Documents, shall have been taken, given or obtained, as the case may be, shall be in full force and effect, and the time for appeal with respect thereto shall have expired (or, if an appeal shall have been taken, the same shall have been dismissed) and shall not be subject to any pending proceedings or appeals (administrative, judicial or otherwise).

                (d)   Representations and Warranties True; Absence of Defaults
                      --------------------------------------------------------
and Material Adverse Effect. Each representation and warranty of the Company
---------------------------
contained herein or in any Sublease, the Development Documents and the Associated Documents shall be true and correct in all material respects on and as of such Advance Date as if made on and as of such Advance Date, except that any such representation or warranty which is expressly made only as of a specified date need be true and correct in all material respects on and only as of such date. No Default or Event of Default under this Agreement, default or event of default under the Development Documents or the Associated Documents, and no Sublease Default or Sublease Event of Default, shall have occurred and be continuing. Since the date hereof, no Material Adverse Effect shall have occurred.

                (e)   Officer's Certificate. BCI shall have received an
                      ---------------------
Officer's Certificate of the Company in form and substance satisfactory to BCI, stating that (i) each and every representation and warranty of the Company contained in this Agreement, any Sublease, the Development Documents and the Associated Documents is true and correct in all material respects on and as of such Advance Date as though made on and as of such Advance Date, except that any such representation or warranty which is expressly made only as of a specified date need be true and correct in all material respects on and as of such date;
(ii) no Default or Event of Default under this Agreement, default or event of default under the Development Documents or the Associated Documents, and no Sublease Default or Sublease Event of Default, has occurred and is continuing;
(iii) each of this Agreement, any Sublease, the Development Documents and the Associated Documents is in full force and effect with respect to it; and (iv) the Company has duly performed and complied with all covenants, agreements and conditions contained herein and in any Sublease, the Development Documents and the Associated Documents required to be performed or complied with by it on or prior to such Advance Date.

                (f)   Filings and Recordings. (1) All filings or recordings
                      ----------------------
reasonably requested by BCI, including precautionary financing statements, to perfect the rights, title and interests of BCI in the property and interests in property described in Sections 4.1 and 4.4 of this Agreement, shall have been
                      ------------     ---
made by the Company, and all recording and filing fees and taxes with respect to such recordings or filings shall have been paid in full by the Company, and satisfactory evidence thereof shall have been delivered to BCI.

                      (2) All filings or recordings requested by BCI, including precautionary financing statements, to perfect the rights and title in the Lease Assets or any other Collateral of any Person entitled to such filings or recordings pursuant to any Operative Document, shall have been made by the Company, and all recording and filing fees and taxes with respect to such recordings or filings shall have been paid in full by the Company, and satisfactory evidence thereof shall have been delivered to BCI;

          (g)   Searches. BCI shall have received reports acceptable to BCI (i)
                --------
as to the Company, by the offices of the Secretary of State of the states, or by the appropriate filing or recording office of each county, parish or town, in which the Equipment or the Real Estate to be funded on such Advance Date is to be located, each dated as close to the relevant Advance Date as practicable,
(ii) in respect of a search of the applicable UCC files maintained by such offices and (iii) in respect of a search, or an update of a search previously received by BCI from the Company, of the applicable UCC files and any indices of Liens maintained by such offices (including, if applicable, indices of judgment, revenue and tax liens);

          (h)   Sublease. The Company and BCI shall have executed the relevant
                --------
Sublease and a Sublease Schedule with respect to any Items of Lease Assets to be funded on an Advance Date, both in form and substance satisfactory to BCI, and prior to or concurrent with the execution of such Sublease, the Company shall have obtained and delivered to BCI consents from the Company's landlords and/or mortgagees in form and content acceptable to, and as required by, BCI. The Company shall deliver to BCI (i) a description of the Items of Lease Assets to be leased under the Sublease and (ii) the street address, city, county and state of the Boston Market Unit where any Equipment comprising such Lease Assets are to be located during the term of the Sublease; and the Company shall have executed such other documents as BCI may request from time to time.

          (i)   Agency Agreement. If the Delivery Request includes Real Estate
                ----------------
(other than Acquired Property), the Agent purchasing such Real Estate shall have complied with all applicable terms and provisions of the Agency Agreement.

          (j)   General Release. The Company shall have executed and delivered
                ---------------
to BCI a General Release Agreement substantially in the form of Exhibit 1
                                                                ---------
hereto.

          (k)   Other Requirements. BCI shall have received from the Company, at
                ------------------
the Company's cost and expense, in form and substance satisfactory to BCI, all certificates, consents, affidavits, schedules, instruments and other documents, which BCI may reasonably request including, without limitation, (i) releases of liens, termination statements and consents from landlords and mortgagees of the Boston Market Units; (ii) evidence that insurance complying with the relevant provisions of the applicable Sublease is in full force and effect; (iii) Sublease Schedules; (iv) bills of sale; (v) manufacturer's invoices; (vi) local counsel opinions; (vii) appraisals; (viii) deeds of conveyance and assignments of contracts in respect of any Real Estate; and (ix) opinion of Company's counsel.

                                  ARTICLE IV

                            SECURITY AND COLLATERAL
                            -----------------------

          4.1   Security Interest. The Company acknowledges and confirms that,
                -----------------
to secure payment and performance of its obligations to BCI under the Associated Documents and the Development Documents, the Company has granted to BCI a continuing security interest in and to the property and interests in property, whether now owned or hereafter acquired by the Company and wheresoever located, listed below. The Company further acknowledges and confirms that such continuing security interest secures the Company's obligations to BCI under this Agreement, any Sublease and all other obligations of the Company to BCI, including all obligations under the Associated Documents, whether now existing or hereafter arising, and that the existence and preservation of such continuing security interest constitutes a part of the inducement for BCI to enter into the Operative Documents. Subject to the provisions of paragraph (e) hereof, such property and interests in property include:

                (a) all the Company's real estate, accounts, equipment (including, but not limited to machinery, furniture, fixtures, tools, vehicles, and other tangible property), inventory, leasehold improvements, contract rights (including its rights as lessee under all leases of real property), general intangibles, deposit accounts, tax refunds, chattel paper, instruments, notes, letters of credit, documents, and documents of title;

                (b) all insurance proceeds of or relating to any of the foregoing;

                (c) all of the Company's books, records, and computer programs and data relating to any of the foregoing; and

                (d) all accessions and additions to, substitutions for, and replacements, products, and proceeds of, any of the foregoing (all of the foregoing, and all of the security described in Section 4.2 and Section 4.4,
                                                -----------     -----------
being referred to collectively as the "Inducement Collateral").

                (e) Notwithstanding any provision herein to the contrary, the Company and BCI acknowledge and confirm that the continuing security interest previously granted to BCI by the Company under the Secured Loan Agreement shall not include any Item of Equipment or any Leasehold Improvements subject to any Sublease, and BCI may file or cause to be filed following the date hereof a UCC-3 financing statement releasing such previously granted security interest in such Items of Equipment or such Leasehold Improvements; provided, however, that
                                                        --------  -------
the Company hereby agrees to grant to BCI a security interest in each such Item of Equipment or such Leasehold Improvements immediately upon the release of such Item of

Equipment or such Leasehold Improvements from the terms and scope of any Sublease and from all liens held by a Lessor thereon.

          4.2   Additional Security. The Company acknowledges and confirms that,
                -------------------
in addition to the security interest described in Section 4.1 above, the
                                                  -----------
Company's obligations to BCI under the Associated Documents and the Development Documents are secured by the security interest created pursuant to the agreements set forth in Schedule B hereto. The Company further acknowledges and
                        ----------
confirms, and the partners, the stockholders of the general partner, the holders of membership units of a limited liability company, or the stockholders of the holders of preferred partnership or membership units of a limited liability company, as applicable, shall, by executing Officer's Certificates, acknowledge and confirm, that the security interest created pursuant to the agreements set forth in Schedule B secures the Company's obligations to BCI under this
         ----------
Agreement, the Sublease and all other obligations of the Company to BCI, including the obligations under the Associated Documents and the Development Documents, and that such security interest constitutes a part of the inducement for the Company to enter into the Operative Documents.

          4.3   Subsidiary Associated Documents. The Company shall cause each
                -------------------------------
person or entity becoming a Subsidiary of the Company from time to time to execute and deliver to BCI within five days after such person or entity becomes a Subsidiary, a security agreement substantially in the form attached as Exhibit E to the Secured Loan Agreement, together with all financing statements and other related documents (including real estate mortgages) as BCI may request and such closing documents with respect to such Subsidiary of the type described in
Article VII of the Secured Loan Agreement as BCI may request, sufficient to
-----------
grant to BCI liens and security interests in all assets of each Subsidiary of the type described in Section 4.1 hereof. The Company shall from time to time
                      -----------
execute and deliver to BCI within five days after a person or entity becomes a Subsidiary of the Company, a stock pledge agreement in the form acceptable to BCI and modified appropriately, pursuant to which the Company shall grant a security interest in favor of BCI in and to all shares of capital stock of such Subsidiary, together with the stock certificates evidencing such stock ownership and accompanied by a stock power executed in blank. Any such pledge agreements executed by the Company and security agreements and other documents executed by a Subsidiary of the Company from time to time shall be included in the term "Associated Documents" used herein and the stock and assets of such Subsidiary covered by such Associated Documents shall be included in the term "Inducement Collateral" used herein.

          4.4   Preservation of Inducement Collateral and Perfection of Security
                ----------------------------------------------------------------
Interests Therein. (a) The Company shall execute and deliver to BCI, and cause
-----------------
any Subsidiary to do likewise, concurrently with the execution of this Agreement, and shall execute and deliver to BCI at any time or times hereafter at the request of BCI, all financing statements or other documents, including mortgages on real estate owned by the Company, and pay the cost of filing or recording the same in all public offices deemed necessary or advisable by BCI, as BCI may request, in forms satisfactory to BCI, and take all further action that BCI may request, or which may be reasonably necessary or desirable, to perfect and keep perfected the security interest in the Inducement Collateral granted by the Company to BCI, or otherwise to protect and preserve the Inducement Collateral and BCI's security interest therein. Should the Company fail to do so, BCI is authorized to sign any such financing statements or documents as the Company's agent.

                (b) The Company will furnish to BCI from time to time statements and schedules further identifying and describing the Inducement Collateral and such other reports in connection with the Inducement Collateral as BCI may reasonably request, all in reasonable detail.

                (c) The Company shall notify BCI, within five days after the occurrence thereof, of the acquisition of any property by the Company that is not subject to the existing liens and security interests in favor of BCI, of any person or entity's becoming a Subsidiary, and of any other event or condition that may require additional action of any nature in order to create, preserve, or perfect the liens and security interests of BCI.

                (d) The Company shall cause all tangible Inducement Collateral to be maintained and preserved in the same condition, repair and working order as when new, ordinary wear and tear excepted, and in accordance with any manufacturer's recommendations.


                                   ARTICLE V

                        REPRESENTATIONS AND WARRANTIES
                        ------------------------------

          5.1   Incorporation of Representations and Warranties. The
                -----------------------------------------------
representations and warranties set forth in Article IV of the Secured Loan Agreement are true and correct as if made on this date and each Advance Date, and are hereby incorporated by reference in their entirety, and appropriate alterations shall be deemed to have been made to such Article IV and this
Article V, and references in such Article IV to "Boston Chicken" shall be deemed
---------
to refer to BCI. The representations and warranties hereby incorporated by reference shall survive the consummation of any and all transactions contemplated in, or the termination of, the Secured Loan Agreement. The representations and warranties set forth in Section 4.1 of Article IV of the Secured Loan Agreement, incorporated by reference herein, are true and accurate with respect to all financial statements heretofore or hereafter furnished. As of the date hereof and each Advance Date, the Company makes to BCI the following additional representations and warranties:

                (a)   Valid Organization, Due Authorization, Valid and Binding
                      --------------------------------------------------------
Agreement. (i) The Company is duly organized, validly existing, and in good
---------
standing under the laws of the State in which it is registered as a corporation, limited partnership or limited liability company, as the case may be, with power and authority to enter into and perform this Agreement and the Sublease, and the Company is qualified to do business as a foreign corporation, foreign limited partnership or a foreign limited liability company, as the case may be, and is in good standing in the State(s) and in each jurisdiction in which failure to so qualify could have a Material Adverse Effect on its property, business, operations or prospects.

                      (ii) If the Company is a partnership, the general partner thereof is a corporation duly organized, validly existing, and in good standing under the laws of its state of incorporation, with corporate power and authority to enter into and perform this Agreement and the Sublease. The general partner is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which failure to so qualify could have a Material Adverse Effect on its property, business, operations or prospects.

                      (iii) This Agreement and the Sublease have each been duly authorized by all required action on the part of the Company, and each of this Agreement and the Sublease has been duly executed and delivered by the Company and constitutes the legal, valid, and binding obligation of the Company enforceable in accordance with its terms.

                      (iv) The execution and delivery of this Agreement and the Sublease and the performance by the Company of its obligations hereunder and thereunder will not conflict with or result in any breach of any of the provisions, or constitute a default under or result in the creation or imposition of any lien or encumbrance (except as expressly provided herein or in the Sublease) upon any of the property of the Company pursuant to any of the provisions of the Company's articles of incorporation, charter or by-laws, if the Company is a corporation, the Company's partnership agreement, if the Company is a partnership, or the Company's certificate of formation, if the Company is a limited liability company, or any agreement or instrument to which the Company is a party or by which it or its assets is bound.

                      (v) No consent, authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other person, which has not been obtained or taken, is required for the execution and delivery of, or the performance by the Company of its obligations under, this Agreement or the Sublease.

                (b)   Title. With respect to any Item of Equipment or Acquired
                      -----
Property to be purchased from the Company by any Person entitled to purchase such Equipment or Acquired Property pursuant to any Operative Document, the Company has good and marketable title to such Item of Equipment and Acquired

Property and all such Items of Equipment and Acquired Property are free from all Liens except for liens permitted pursuant to the applicable Lease. The Company has not taken or caused to be taken any action which would have a Material Adverse Effect on the Lessor's title to any Item of Equipment or Acquired Property.

                (c)   Security. On each Advance Date, except for such filings or
                      --------
recordings as shall have been duly made on or before the applicable Advance Date, or shall have been arranged to be made promptly thereafter (including, without limitation, the payment of any fees or taxes relating to any of the foregoing) in a manner satisfactory to BCI, no other filings or recordings are necessary.

                (d)   Rights in Respect of the Equipment and Real Estate. There
                      --------------------------------------------------
is no agreement, understanding, contract or document to which the Company is a party (x) which is necessary in order to test, maintain, repair, use or operate any Equipment or (y) which grants to any party other than BCI, BCRE or Lessor any option, right of first refusal or other contractual right to purchase, acquire or lease any Real Estate.

                (e)   Federal Reserve Regulations. Neither the Company nor any
                      ---------------------------
Affiliate of the Company will, directly or indirectly, use any of the funds received by it pursuant to Section 2.1 hereof for the purpose of purchasing or
                           -----------
carrying any "margin security" or "margin stock" within the meaning of Regulation G, T, U or X of the Board of Governors of the Federal Reserve System, respectively, or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry a margin security or margin stock, or for any other purpose which might cause any of the transactions contemplated by this Agreement, the Sublease or any of the Development Documents or the Associated Documents to constitute a "purpose credit" within the meaning of Regulation G, T, U or X of the Board of Governors of the Federal Reserve System; and neither the Company nor any Affiliate of the Company has taken or will otherwise take or permit any action by the Company or any of its Affiliates in connection with any of the transactions contemplated by this Agreement, the Sublease or any of the Development Documents or the Associated Documents which would involve a violation of Regulation G, T, U, or X, or any other regulation of the Board of Governors of the Federal Reserve System.

                (f)   Compliance With Laws and Regulations. The Items of Lease
                      ------------------------------------
Assets subject to the Sublease, their location and the current operation thereof and thereon do not violate any laws, rules, regulations, or orders of any Authorities that are applicable thereto, including, without limitation, any thereof relating to matters of occupational safety and health or Environmental Laws, except for such violations as would not have, individually or in the aggregate, a Material Adverse Effect.

                (g)   No Event of Default, Casualty, etc. As of each Advance
                      -----------------------------------
Date, no Default or Event of Default hereunder or any default or event of default under the Development Documents or the Associated Documents has occurred and is continuing, and no Sublease Default or Sublease Event of Default has occurred and is continuing; and no condition exists that constitutes, or with the giving of notice or lapse of time or both would constitute, a Default or an Event of Default, or default or event of default, under this Agreement, the Development Documents, or the Associated Documents, or would constitute a Sublease Default or Sublease Event of Default, and no Casualty with respect to an Item of Lease Assets to be funded on such Advance Date has occurred and is continuing.

                (h)   Solvency. The Company is not entering into this Agreement
                      --------
with the actual intent to hinder, delay or defraud its current or future creditors, nor does the Company intend to or believe that it will incur, as a result of entering into this Agreement, the Sublease, the Development Documents or the Associated Documents, debts beyond its ability to repay. The Company is not as of the date of this Agreement "insolvent" as that term is defined in 11 U.S.C. (S) 101(34) or under the fraudulent conveyance laws of the State of the Company's principal place of business nor will the consummation of the transactions contemplated by this Agreement and the Subleases render the Company insolvent (giving effect to the fair valuation of its assets) or result in the Company having unreasonably small capital for the conduct of its business.

                (i)   No Transfer Taxes. No sales, use, excise, transfer or
                      -----------------
other tax, fee or imposition shall result from the sale, transfer or purchase of any Item of Lease Assets pursuant to Article II, except such taxes, fees or
                                     ----------
impositions that have been paid in full on or prior to the applicable Advance Date.


                                  ARTICLE VI

                           COVENANTS OF THE COMPANY
                           ------------------------

                6.1   Incorporation of Covenants. The Company will comply with
                      --------------------------
the affirmative and negative covenants of the Secured Loan Agreement described in Schedule C hereto, and such affirmative and negative covenants are hereby
   ----------
incorporated by reference into this Agreement in their entirety, which incorporation shall survive any termination of the Secured Loan Agreement. Appropriate alteration shall be deemed to have been made to such sections set forth in Schedule C and references in such sections to "Boston Chicken" shall be
         ----------
deemed to refer to BCI.

                6.2   Compliance Certificates.
                      -----------------------

                      (a)   Defaults. The Company shall furnish to BCI,
                            --------
following the date hereof and until the termination of this Agreement and any Sublease, a certificate of the Company signed by a Responsible Officer of the Company promptly after the Company obtains knowledge that there exists a Default or Event of Default under this Agreement, any Sublease Default or Event of Default, or any default or event of default under any Development Agreement or any Associated Document, which certificate shall describe such Default or Event of Default or default or event of default, in reasonable detail, with a statement of what action the Company has taken or is taking or proposes to take with respect thereto.

                (b)   Periodic Certificates. Concurrently and with each
                      ---------------------
delivery of financial statements pursuant to Section 5.1 of the Secured Loan Agreement and this Article VI, the Company shall deliver to BCI a certificate signed by a Responsible Officer of the Company to the effect that, as of the date of such certificate, no event which constitutes a Default or Event of Default has occurred and is continuing under this Agreement, or default or event of default has occurred and is continuing under any Development Document or any Associated Document, and no Sublease Default or Sublease Event of Default has occurred and is continuing, and no Casualty has occurred and is continuing under any Sublease or, if any such condition or event existed or exists, specifying the nature and period of existence thereof and what action the Company has taken or is taking or proposes to take with respect thereto.

          6.3   Investigation by Authorities. The Company shall deliver notice
                ----------------------------
to BCI promptly upon the Company's receiving notice that an Authority will (a) take an action which would constitute a Casualty, (b) investigate any Boston Market Unit for a material violation of any Applicable Laws and Regulations on or at such Boston Market Unit, including any Environmental Law, or (c) investigate any Boston Market Unit (other than routine fire, health, life-safety and similar inspections) for any violation of Applicable Laws and Regulations under which criminal liability may be imposed upon the Company, BCI or any third party.


                                  ARTICLE VII

                                INDEMNIFICATION
                                ---------------

           7.1  General Indemnification. The Company agrees to indemnify, pay,
                -----------------------
and hold BCI and the officers, directors, employees, agents and affiliates of BCI (collectively, the "Indemnitees"), harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, taxes (whether Federal, state or local), costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of counsel for any of such Indemnitees in connection with any investigative, administrative, or judicial proceeding commenced or threatened, whether or not any of such Indemnitees shall be designated a party thereto) that may be imposed on, incurred by, or asserted against any Indemnitee, in any manner relating to or arising out of this Agreement or any Sublease, Operative Document or Bank of America Document (including, without limitation, Sections 7.1 and 7.2 of the

Bank of America Participation Agreement, in the event that the Company has subleased Items of Equipment subject to the Bank of America Sublease), and the exhibits, annexes and appendices thereto or any other agreements or documents executed and delivered by BCI in connection therewith, or the consummation of any of the transactions contemplated by any thereof (the "Indemnified Liabilities"); provided that the Company shall have no obligation to an Indemnitee hereunder with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of such Indemnitee. To the extent that the undertaking to indemnify, pay, and hold harmless set forth in the preceding sentence may be unenforceable because it violates any law or public policy, the Company shall contribute the maximum portion that it is permitted to pay under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by the Indemnitees or any of them. The provisions of the undertakings and indemnification set out in this Section 7.1 shall survive satisfaction and
                                    -----------
payment of the Company's obligations hereunder and termination of this Agreement, the Subleases, the Operative Documents or the Bank of America Documents; provided, however, that the Company's obligations to indemnify, pay
           --------  -------
and hold harmless the Indemnitees with respect to the Operative Documents and the Bank of America Documents shall be limited to the Company's payment of the greater of (a) the total amount paid by or claimed against the Indemnitee by any person in connection with this Agreement, any Sublease, any Bank of America Sublease and related documents executed between the Company and BCI, or (b) the amount resulting when the total amount paid by or claimed against the Indemnitees is multiplied by the fraction the numerator of which is equal to the aggregate Purchase Price of all Items of Lease Assets subleased by the Company from BCI and the denominator of which is the aggregate Purchase Price of the Lease Assets, each as calculated by BCI.

          7.2   Expenses. Without limiting the generality of Section 7.1, the
                --------
Company agrees to pay any Indemnitee, promptly upon demand, for such fees and expenses, including, but not limited to, reasonable attorneys' fees and expenses, incurred in connection with the negotiation of or enforcement of, or the preservation of any rights in or under this Agreement.

          7.3   Costs. If any event shall occur under any Lease or Operative
                -----
Document that results in the payment of any increased amount by BCI under such Lease or Operative Document or in connection with the transactions contemplated therein, then the Company shall pay its pro rata share of such increase to BCI,
                                        --- ----
as calculated by BCI in its reasonable discretion.

                                 ARTICLE VIII

                               DEFAULTS/REMEDIES
                               -----------------

          8.1   Default. The occurrence of any of the following events or acts
                -------
shall constitute an event of default ("Event of Default") under this Agreement:

                (a) the Company shall be in default under, or breach any provision of, the Associated Documents;

                (b) the Company shall be in default under, or breach any provision of, any Sublease or shall have assigned or subleased its interests therein to any other Person;

                (c) any representation or warranty now or hereafter made in this Agreement, any Sublease, the Associated Documents, the Development Documents or any certificate hereunder or thereunder shall not be true in any material respect, or any certificate, statement, report, financial data, or notice furnished at any time by the Company to BCI shall be materially inaccurate;

                (d) the breach of, or failure to perform or observe, any covenant, condition or agreement of this Agreement;

                (e)   dissolution or liquidation of the Company;

                (f) there occurs a material adverse change in the financial condition, results of operations, assets, or business of the Company and its Subsidiaries taken as a whole;

                (g) the Company or any Subsidiary shall (i) fail to pay any indebtedness for borrowed money of the Company or such Subsidiary, or any interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) and any applicable grace periods shall have expired, or (ii) fail to perform or observe any term, covenant, or condition on its part to be performed or observed under any agreement or instrument relating to any such indebtedness, when required to be performed or observed, if the effect of such failure to perform or observe is to accelerate, or to permit the acceleration, after giving of notice, of the maturity of such indebtedness or (iii) default in the performance or observance of any obligations under leases of real property;

                (h) one or more judgments, decrees or orders for the payment of money in excess of $100,000 in the aggregate shall be rendered against the Company or any of its Subsidiaries, and such judgments, decrees, or orders shall continue unsatisfied and in effect for a period of twenty (20) consecutive days without being vacated, discharged, satisfied, escrowed, stayed, or bonded pending appeal; or

                (i) any Security Instrument, any other security document, or the security interests created under the Secured Loan Agreement and continued hereunder shall be terminated, invalidated, or set aside or be declared ineffective or inoperative or in any way cease to give or provide to BCI the benefits purported to be created thereby.

          8.2   Remedies. If any Event of Default shall exist or occur, BCI may
                --------
exercise in any order one or more or all of the remedies set forth in this
Section 8.2 (it being understood that no remedy herein conferred is intended to be exclusive of any other remedy or remedies, but each and every remedy shall be cumulative and shall be in addition to every other remedy given herein or now or hereafter existing at law or in equity or by statute). BCI may:

                (a) terminate any or all Subleases and exercise its rights and remedies thereunder;

                (b) with respect to any Inducement Collateral, exercise any one or more of the rights and remedies accruing to a secured party under the UCC and any other Applicable Law and Regulations upon default by a debtor; or

                (c) terminate and exercise its rights under the Development Documents and/or the Associated Documents.

          8.3   No Waiver. BCI's failure, at any time or times hereafter, to
                ---------
require the Company's strict compliance with or performance of any provision of this Agreement shall not waive, affect, or diminish any right of BCI thereafter to demand such strict compliance or performance therewith. Any suspension or waiver by BCI of an Event of Default by the Company under this Agreement or any Sublease Event of Default (or any other sublease executed between the Company and BCI), shall not suspend, waive, or affect any other Event of Default by the Company under this Agreement, whether the same is prior or subsequent thereto and whether of the same or of a different kind of character. None of the undertakings, agreements, warranties, covenants, and representations of the Company contained in this Agreement and no Event of Default by the Company under this Agreement shall be deemed to have been suspended or waived by BCI unless such suspension or waiver is in writing signed by an officer of BCI.


                                  ARTICLE IX

                   AMENDMENTS TO THE SECURED LOAN AGREEMENT
                   ----------------------------------------

                9.1   Amendments to Secured Loan Agreement. The Company and BC
                      ------------------------------------
I agree that the Secured Loan Agreement is hereby amended as is set forth on Schedule D hereto.
----------

                9.2   Effectiveness of Amendments to the Secured Loan Agreement.
                      ---------------------------------------------------------
The Company and BCI agree that the amendments to the Secured Loan Agreement set forth in Section 9.1 hereof shall remain in effect until such time as the
         -----------
Company has fulfilled and discharged its obligations and commitments under this Agreement and the Subleases, at which time the Secured Loan Agreement shall, without any action by the Company or BCI, automatically be amended to read in its entirety as it did prior to [the signature date of the Original Inducement Agreement, prior to its amendment and restatement] [the signature date of the Restated Inducement Agreement], as if the amendments set forth in Section 9.1
                                                                  -----------
hereof had not been made.


                                   ARTICLE X

                                 MISCELLANEOUS
                                 -------------

          10.1  Survival of Agreements. The representations, warranties,
                ----------------------
covenants, indemnities and agreements of the parties provided in this Agreement and the parties' obligations hereunder shall survive the execution and delivery and the termination or expiration of this Agreement.

          10.2  Notices. All communications and notices provided for in this
                -------
Agreement shall be in writing and shall be deemed to have been duly given if delivered personally to the party to whose attention the notice is directed or sent by overnight express, facsimile transmission, express mail delivery service, or registered or certified mail, return receipt requested, postage prepaid, and properly addressed as set forth in Schedule E. Any party may change
                                                ----------
the address to which notices hereunder are to be sent to it by giving written notice of such change of address in the manner herein provided for giving notice. Any notice delivered personally shall be deemed to have been given when so delivered. Any notice delivered by facsimile transmission shall be deemed to have been given on the earlier of the date it is actually received or one day after such transmission. Any notice delivered by overnight express courier will be deemed to have been given on the next succeeding Business Day after the day it is sent to the intended recipient at the address set forth above, and any notice delivered by registered or certified mail or express mail delivery service shall be deemed to have been duly given on the earlier of the date it is actually received or three Business Days after it is sent to the intended recipient at the address set forth above.

          10.3  Counterparts. This Agreement may be executed by BCI and the
                ------------
Company in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same agreement.

          10.4  Amendments. This Agreement and the terms hereof may be
                ----------
terminated, amended, restated, supplemented, waived or modified only by an instrument in writing executed jointly by an authorized officer of each of BCI and the Company hereto.

          10.5  Headings, etc. The headings of the various Articles and Sections
                -------------
of this Agreement are for convenience of reference only and shall not modify, define, expand or limit any of the terms or provisions hereof.

          10.6  GOVERNING LAW. THIS INDUCEMENT AGREEMENT SHALL IN ALL RESPECTS
                -------------
BE GOVERNED BY THE LAWS OF THE STATE OF COLORADO (EXCLUDING ANY CONFLICT-OF-LAW OR CHOICE-OF-LAW RULES WHICH MIGHT LEAD TO THE APPLICATION OF THE INTERNAL LAWS OF ANY OTHER JURISDICTION) AS TO ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

          10.7  Severability. If any provision of this Agreement or the
                ------------
application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby, and the provisions of this Agreement shall be severable in any such instance.

          10.8   Successors and Assigns. This Agreement shall be binding upon
                 ----------------------
the parties hereto, their respective successors and assigns, and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

          10.9   Submission to Jurisdiction. The Company agrees that any legal
                 --------------------------
action or proceeding with respect to this Agreement or the transactions contemplated hereby may be brought in any court of the State of Colorado, or in any court of the United States of America sitting in Colorado, and the Company hereby submits to and accepts generally and unconditionally the jurisdiction of those courts with respect to its respective person and property, and irrevocably consents to the service of process in connection with any such action or proceeding by personal delivery to the Company or by the mailing thereof by registered or certified mail, postage prepaid to the Company at the address for the Company set forth in Schedule E hereof. Nothing in this paragraph shall
                         ----------
affect the right of BCI to serve process in any other manner permitted by law or limit the rights of BCI to bring any such action or proceeding against the Company or property in the courts of any other jurisdiction. The Company hereby irrevocably waives any objection to the laying of venue of any such suit or proceeding in the above described courts.

          10.10 WAIVER OF JURY TRIAL. BCI AND THE COMPANY HEREBY IRREVOCABLY AND
                --------------------
UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

          10.11 Costs and Attorneys' Fees. In any action not founded solely on
                -------------------------
grounds covered by Section 7.2 hereof, the party to the action who does not
                   -----------
prevail shall pay to the prevailing party the court costs and reasonable attorneys' fees and other expenses (including, but not limited to, fees and expenses of expert witnesses or consulting experts) incurred directly or indirectly by the prevailing party in connection with its prosecution or defense of the action, as the case may be.


                 [remainder of page intentionally left blank]

                IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                        BOSTON CHICKEN, INC.



                                        By:
                                            ---------------------------------
                                            Name:
                                            Title:


                                        [                 ]

                                        By:



                                        By:
                                            ---------------------------------
                                            Name:
                                            Title:

                                  SCHEDULE A


                             Secured Loan Agreement
                             ----------------------

                                   SCHEDULE B


                              Security Instruments
                              --------------------

                                   SCHEDULE C

                Company Covenants in the Secured Loan Agreement
                -----------------------------------------------
                           Incorporated by Reference
                           -------------------------


                Affirmative Covenants:   Article V.
                Negative Covenants:     Article VI.

                                   SCHEDULE D

                  Amendments to the Secured Loan Agreement/1/
                  -------------------------------------------


          1.   Section 2.1 of the Secured Loan Agreement is amended by adding a
               -----------
new paragraph (e) which reads in its entirety as follows:

               "(e) Notwithstanding any provision herein to the contrary, the Company and Boston Chicken acknowledge and confirm that the continuing security interest granted to Boston Chicken hereunder shall not include any Item of Equipment or any Leasehold Improvements (as each such term is defined in that certain [Second] Amended and Restated Inducement Agreement (the "Inducement Agreement") dated November __, 1996 between Boston Chicken and the Company, as it may from time to time be modified, amended or restated) subject to any Sublease (as hereinafter defined), [and that a UCC-3 financing statement may be filed to release Boston Chicken's security interest in such Items of Equipment or such Leasehold Improvements];/2/

     provided, however, that the Company hereby agrees to grant to Boston
     --------  -------
     Chicken a security interest in each such Item of Equipment or such Leasehold Improvements immediately upon the release of such Item of Equipment or such Leasehold Improvements from the terms and scope of the relevant Sublease and from all liens held by a Lessor (as such term is defined in the Inducement Agreement) thereon."


          2.   Section 2.5 of the Secured Loan Agreement is deleted in its
               -----------
entirety and replaced by the following:

               "2.5  Alternate Security and Pledge Agreements.  If requested by
                     ----------------------------------------
     Boston Chicken in order for the transactions contemplated by this Agreement to comply with the limitations and restrictions of that certain Credit Agreement, dated November __, 1996, among Boston Chicken, the lenders named therein, and the Bank, as agent for the lenders ("Agent"), (as it may be modified, amended or restated from time to time, the "BC Credit Line"), or to obtain a waiver therefrom, the Company hereby agrees that a security interest as referred to in Section 2.1 hereof, a pledge of shares as referred to in Section 2.2 hereof, and the additional security interests described in sections 2.3 and 2.4 hereof may be granted directly to the Agent in lieu of or in addition to such grants to Boston Chicken, in which event appropriate alterations may be made to this Article II and to the form of Pledge

--------------------------
/1/     Based on the Secured Loan Agreement with BC Superior, L.L.C.

/2/ Bracketed language does not appear in Schedule E to the Inducement Agreement with BC Superior.

     Agreement, and references herein to such security, pledges, and deliveries thereof to Boston Chicken may be deemed to refer to the Agent, as appropriate."

          3.   Section 4.9 of the Secured Loan Agreement is amended by (x)
               -----------
deleting the word "Equipment" before the word "Subleases" in clause (ii) of the first sentence thereof and (y) deleting the last sentence thereof and replacing it with the following:

                      Notwithstanding the foregoing provisions of this Section 4.9, clauses (b) and (c) of the first sentence of this Section 4.9 and the immediately preceding sentence of this Section 4.9 shall not be inaccurate by reason of (i) any purchase money security interest (including pursuant to a financing lease) in any equipment or real property for the Company's Boston Market Stores [or (ii) any Sublease or the other equipment leases or indebtedness described on Schedule 6.5 attached hereto].
                               ------------
          4.   Section 5.6 of the Secured Loan Agreement is amended by deleting
               -----------
the word "Equipment" before the word "Subleases" in the first sentence thereof.

          5.   Section 5.10 of the Secured Loan Agreement is deleted in its
               ------------
entirety.

          6.   Section 6.5 is deleted in its entirety and is replaced by the
               -----------
following:

                      "6.5 Additional Indebtedness. The Company shall not, and
                           -----------------------
     shall not permit any Subsidiary to, incur additional indebtedness in excess of $5,000 as to any one item and $50,000 in the aggregate without the consent of Boston Chicken, other than (a) as provided in Section 5.9 hereof, (b) the subleasing by the Company of equipment and/or real property used in the operation of its Stores pursuant to certain subleases intended as security between the Company and Boston Chicken (the "Subleases"), (c) the equipment leases and indebtedness existing on the date hereof and described on Schedule 6.5 attached hereto, (d) trade payables in the
                  ------------
     ordinary course of business, and (e) real estate lease obligations for Stores arising in the ordinary course of business."

          7.   Article VI of the Secured Loan Agreement is amended by adding a
               ----------
new Section 6.12 which reads in its entirety:
    ------------

                      "6.12 No Debt. The Company shall not, after the effective
                            -------
     date of the Inducement Agreement, incur any debt other than debt incurred hereunder or pursuant to such Inducement Agreement and any Sublease, unless prior to or concurrent with the execution of the documents evidencing such debt (i) the Company elects to repurchase all of the Equipment or all of the

     Lease Assets (each as defined in the relevant Sublease) in accordance with the applicable provisions of the relevant Sublease, (ii) Boston Chicken has received documentation acceptable to it that such Equipment or Lease Assets have been released from the relevant Lease, and (iii) the Company complies with all other provisions of this Agreement with respect to the incurrence of additional debt."

          8.   Article VIII of the Secured Loan Agreement is amended by deleting
               ------------
the word "or" at the end of paragraph (p), deleting the period at the end of paragraph (q) of Section 8.1 and replacing it with a semicolon, and by adding to
                 -----------
Section 8.1 a new paragraph (r) and a new paragraph (s) which read in their
-----------
entirety:

               "(r) the Company's default under, or breach of any provision of, the Inducement Agreement; or

               "(s) the Company's default under, or breach of any provision of, any Sublease."

          9.   Section 9.11 of the Secured Loan Agreement is deleted in its
               ------------
entirety. The Secured Loan Agreement is further amended by deleting therein all references to Section 9.11.
              ------------

                                   SCHEDULE E

                                    Notices
                                    -------


To the Company:



with a copy to:



To BCI:

     Boston Chicken, Inc.
     14103 Denver West Parkway
     Golden, CO  80401-4086
     Attn:  General Counsel
     Facsimile:  (303) 384-5339

                                  EXHIBIT K-2
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



             FORM OF GENERAL ELECTRIC CAPITAL CORPORATION SUBLEASE
             -----------------------------------------------------


                                     K-2-1

                            SUBLEASE AGREEMENT NO. 2

                                    between

                              BOSTON CHICKEN, INC.

                                  as Sublessor

                    [                                      ]

                                  as Sublessee


This Sublease is subject to a senior lien in favor of General Electric Capital Corporation, for Itself and as Agent for Certain Participants ("GECC"), as Lessor, under the Master Lease Agreement No. 2, dated as of December __, 1996, between GECC and Boston Chicken, Inc. This Sublease has been executed in several counterparts. To the extent, if any, that this Sublease constitutes chattel paper (as such term is defined in the Uniform Commercial Code as in effect in any applicable jurisdiction), no lien on this Sublease may be created through the transfer or possession of any counterpart other than the original counterpart containing the receipt therefor executed by GECC on the signature page hereof.

                            SUBLEASE AGREEMENT NO. 2

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
I.     LEASING.................................................................1

II.    TERM, RENT AND PAYMENT..................................................7

III.   TAXES...................................................................8

IV.    REPORTS................................................................10

V.     DELIVERY, USE AND OPERATION, SUBSTITUTION..............................11

VI.    SERVICE................................................................17

VII.   LOSS OR DAMAGE; STIPULATED LOSS VALUE..................................18

VIII.  RISK OF LOSS...........................................................21

IX.    INSURANCE..............................................................21

X.     RETURN OF LEASE ASSETS.................................................22

XI.    DEFAULT................................................................23

XII.   ASSIGNMENT; SUB-LETTING................................................27

XIII.  NET LEASE; NO SET-OFF, ETC.............................................27

XIV.   INDEMNIFICATION........................................................28

XV.    DISCLAIMER.............................................................30

XVI.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF SUBLESSEE.................31

XVII.  OWNERSHIP FOR TAX PURPOSES, ETC.; GRANT OF SECURITY
       INTEREST;  USURY SAVINGS...............................................34

XVIII.         END OF SUBLEASE OPTIONS........................................37
       (a)     Extension......................................................38
       (b)     Renewal........................................................39
       (c)     Return.........................................................39
       (d)     Purchase.......................................................40


                                                                            Page
                                                                            ----
       (e)     Sublessor's Return Option.....................................40
       (f)     Purchase in Connection with Default Under the Master Lease....41
       (g)     Notice of Election............................................41

XIX.   MISCELLANEOUS.........................................................42

XX.    CHOICE OF LAW; JURISDICTION...........................................44

XXI.   CHATTEL PAPER.........................................................45

XXII.  EARLY TERMINATION.....................................................46


EXHIBIT NO. 1   -  FORM OF SCHEDULE
       ANNEX A  -  DESCRIPTION OF LEASE ASSETS
       ANNEX B  -  BILL OF SALE
       ANNEX C  -  CERTIFICATE OF ACCEPTANCE
       ANNEX D  -  STIPULATED LOSS AND TERMINATION VALUE
                   TABLE
       ANNEX E  -  AMORTIZATION SCHEDULE
       ANNEX F  -  RETURN PROVISIONS


                            SUBLEASE AGREEMENT NO. 2


          THIS SUBLEASE AGREEMENT NO. 2 is made as of the ___ day of December, 1996 ("Sublease" or "Agreement"), between BOSTON CHICKEN, INC., a Delaware corporation with its mailing address and chief place of business at 14103 Denver West Parkway, Golden, Colorado 80401-4086 (hereinafter called "BCI" or "Sublessor"), and the Company whose name and principal address appear on the signature pages hereof (the "Company" or "Sublessee").



                                  WITNESSETH:

          WHEREAS, BCI has entered into the Master Lease Agreement No. 2 (as the same may be amended or supplemented from time to time, the "Master Lease") dated as of December __, 1996 between General Electric Capital Corporation, for Itself and as Agent for Certain Participants (the "Lessor"), and BCI, and certain related documents (the "Master Lease Documents");

          AND WHEREAS, BCI desires to sublease to the Company, and the Company desires to sublease from BCI, the Lease Assets (as hereinafter defined) located at each Lease Assets Location (as hereinafter defined) (specified in each applicable Schedule (as hereinafter defined)) and as described in Annex A to any such Schedule;

          AND WHEREAS, to secure Sublessee's obligations under this Sublease, Sublessee has granted to Sublessor a security interest in the Lease Assets (which security interest together with this Sublease has been assigned by Sublessor to Lessor to secure Sublessor's performance under the Master Lease and the Master Lease Documents).

          NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:


I.  LEASING:

     (a) This Agreement shall be effective from and after the date of execution hereof. Subject to the terms and conditions set forth below, Sublessor will (a) sublease to Sublessee certain parcels of real property, including land, buildings and/or other improvements constructed or made thereon (collectively, the "Fee Property"), (b) sublease to Sublessee certain improvements (collectively, the "Ground-Lease Leasehold Improvements") located on real property leased by Sublessee pursuant to ground leases (collectively, the "Ground Leases"), (c) sublease to Sublessee certain improvements (collectively, the "Premises-Lease Leasehold Improvements") to be made to or installed in complete buildings leased by Sublessee pursuant to premises leases (collectively, the "Premises Leases") and (d) sublease to Sublessee certain items of equipment (collectively, the "Equipment"). The Ground-Lease Leasehold Improvements and the Premises-Lease Leasehold Improvements are hereinafter sometimes collectively referred to as the "Leasehold Improvements". The Leasehold Improvements subleased hereunder shall be limited to (1) new improvements, and (2) improvements which were completed not more than two (2) years prior to the date on which such Leasehold Improvements are subleased hereunder. The Fee Property and the Leasehold Improvements are hereinafter sometimes collectively referred to as the "Real Estate". The Real Estate and the Equipment are sometimes hereinafter collectively referred to as the "Lease Assets". The Real Estate shall be limited to those locations at which the Equipment will be installed and operated by Sublessee as a "Boston Market" or "Boston Carver" location; provided, however, that a portion of any such location may be further subleased for the operation of an "Einstein Bros. Bagels" or "Noah's New York Bagels" location. Sublessor shall sublease to Sublessee only such Lease Assets as are, or shall from time to time be, described in Annex A to any schedule hereto (which schedule shall be in substantially the form attached hereto as Exhibit No. 1 (the "Schedule")). Terms specified in a Schedule and not otherwise defined or specified herein shall have the meanings ascribed to them in such Schedule.

     (b) Lessor, BCI, BC Real Estate Investments, Inc. ("BCRE") and certain financed area developers (collectively, the "FADs"), including the Company, have heretofore entered into that certain Agency Agreement dated as of September 25, 1996 (as the same may from time to time be amended, modified, or extended, the "Agency Agreement"), pursuant to which Lessor appointed BCI, BCRE and the FADs, including the Company, as its agents to acquire and pay for, in the name and on behalf of Lessor, the Real Estate in accordance with the terms and conditions of the Agency Agreement.

     (c) The obligation of Sublessor to sublease the Lease Assets to Sublessee shall be subject to (1) Sublessor being satisfied that there shall have been no material adverse change in the condition (financial or otherwise), business operations or prospects of Sublessee from the date of execution hereof, and (2) receipt by Sublessor, on or prior to the earlier of the Sublease Commencement Date (as hereinafter defined) or Last Delivery Date therefor, of each of the following documents in form and substance satisfactory to Sublessor (provided, however, that Sections I(c)(vii) through (xviii) shall not be applicable with respect to Lease Assets comprised solely of Equipment):

          Schedules relating to the Lease Assets then to be subleased hereunder (including separate Schedules for each Fee Property);

          (ii) a Bill of Sale with respect to the applicable Equipment and/or Leasehold Improvements executed by Sublessee in favor of Lessor, in the form of Annex B to the applicable Schedule;

          (iii) evidence of insurance with respect to the Lease Assets then to be subleased hereunder, which complies with the applicable requirements of
Section IX hereof;

          (iv) an Estoppel/Waiver Agreement (each an "Estoppel/Waiver Agreement"), in substantially the form of Exhibit No. 2 attached to the Master Lease, from the Landlord with respect to those locations at which Equipment is located and with respect to which Sublessee does not provide to Lessor a Landlord's Waiver (as hereinafter defined) or an opinion of local counsel (reasonably satisfactory to Sublessor);

          (v) a certificate of an authorized officer of Sublessee stating that he has reviewed the activities of Sublessee and that, to the best of his knowledge and without personal liability, there exists no Default (as hereinafter defined) or event which, with the giving of notice or the lapse of time (or both), would become such a Default hereunder;

          (vi) such Uniform Commercial Code financing statements, and statements of termination, release or partial release with respect to the Equipment, as Sublessor reasonably may require;

          (vii) for any Ground-Lease Leasehold Improvements, a copy of the Ground Lease of the real property upon which such Ground-Lease Leasehold Improvements have been constructed, which Ground Lease shall expressly (1) permit a collateral assignment or leasehold mortgage to, and re-assignment by, Lessor and Sublessor, (2) provide for an initial lease term of not less than five (5) years and renewal terms which may be entered into in the discretion of Sublessee such that the total number of years covered by the initial term and discretionary renewal terms shall be not less than ten (10) years, and (3) otherwise be in form and content reasonably satisfactory to Sublessor in all respects (provided, however, that the requirements of clauses (1) and (2) hereof shall not be applicable if the Landlord's Waiver (as hereinafter defined) is delivered to Lessor or Sublessor with respect to such Ground Lease);

          (viii) with respect to any Premises-Lease Leasehold Improvements, a copy of the Premises Lease for the premises in which such Leasehold Improvements are to be placed or constructed, which Premises Lease shall (1) permit a collateral assignment to, and re-assignment by Lessor and Sublessor, (2) provide for an initial lease term and discretionary renewal terms such that the total number of years covered by the initial term and discretionary renewal terms shall be not less than the total term (including any renewal terms) of the applicable Schedule, and (3) otherwise be in form and content reasonably satisfactory to Sublessor in all respects (provided, however, that the requirements of clauses (1) and (2) hereof shall not be applicable if the Landlord's Waiver is delivered with respect to such Premises Lease);

          (ix) with respect to any Ground-Lease Leasehold Improvements, an ALTA title insurance policy (or marked-up title insurance commitment) issued by First American Title Insurance Company or such other title insurance company reasonably acceptable to Sublessor, which policy or commitment shall meet the requirements specified in clause (xiii) of Section I(c) of the Master Lease;

          (x) with respect to any Real Estate, an affidavit or certificate from Sublessee as to zoning compliance, copies of a use and occupancy permit and all other necessary permits or governmental approvals, and evidence reasonably satisfactory to Sublessor of completion of the construction of the Leasehold Improvements or the improvements to be constructed on the Fee Property (the "Fee Improvements") and the installation of the Equipment on the Real Estate such that the Real Estate is suitable for operation by Sublessee as a "Boston Market" or "Boston Carver" location subject to the right of Sublessee to further sublease a portion of such Real Estate for the operation of an "Einstein Bros. Bagels" or "Noah's New York Bagels" location;

          (xi) a certificate or affidavit from Sublessee that the Leasehold Improvements, as constructed, comply in all respects with the requirements of the applicable Ground Lease or Premises Lease;

          (xii) a Phase I environmental audit with respect to any Fee Property and any real property upon which the Ground-Lease Leasehold Improvements are to be made (and such further environmental audits or evidence of the absence of hazardous wastes as Sublessor shall deem necessary), which audit must be satisfactory in Sublessor's sole discretion as to form and substance;

          (xiii) an appraisal of any Fee Property acquired by Sublessee more than one year prior to the Lease Commencement Date with respect to such Fee Property;

          (xiv) with respect to any Fee Property or any real property subject to a Ground Lease, if required by Sublessor, a current ALTA/ALSM survey meeting the requirements specified in clause (xviii) of Section I(c) of the Master Lease;

          (xv) for any Leasehold Improvements, a collateral assignment of lease from Sublessee covering the applicable Ground Lease or Premises Lease (each a "Collateral Assignment of Lease"), in substantially the form of Exhibit No. 4 attached to the Master Lease, with such changes as reasonably may be necessary (in the case of any Ground Lease) to record such Collateral Assignment of Lease among the land records of the jurisdiction in which the Leasehold Improvements are located;

          (xvi) a Landlord's Agreement (each a "Landlord's Waiver"), in substantially the form of Exhibit No. 5A (for any Ground Lease) or Exhibit No. 5B (for any Premises Lease) attached to the Master Lease, duly executed by the landlord of the real property upon which the Leasehold Improvements are located, or evidence satisfactory to Sublessor in all respects that the Ground Lease or Premises Lease (as applicable) expressly permits the collateral assignment of such lease to Lessor, gives Lessor appropriate notice and cure rights and permits the assignment of such lease by Lessor without further consent from or notice to the Landlord or subject only to such restrictions as are acceptable to Sublessor in all respects; provided, however, that such Landlord's Waivers may be provided within thirty (30) days after the Lease Commencement Date of the applicable Schedule;

          (xvii) evidence that all real estate taxes on the Real Estate which are then due and payable (or, if permissible under applicable law, all installments thereof which are then due and payable) have been paid unless any such taxes are being contested by Sublessee in accordance with Section III(c);

          (xviii) lien waivers signed by the general contractor and all major subcontractors and suppliers for all work done and materials furnished in connection with the construction of Leasehold Improvements or the Fee Improvements and the installation of the Equipment therein; provided, however, that in the event that Sublessee shall not, as a result of Sublessee's good faith dispute with any general contractor or subcontractor, have obtained a lien waiver from the same, Sublessee shall be deemed to have complied with the provisions of this clause (xviii), (1) if the amount in dispute is not greater than $50,000.00 and Sublessee is diligently attempting to resolve such dispute, or (2) if the amount in dispute is bonded or guaranteed by a surety in accordance with applicable laws;

          (xix) an opinion of counsel for Sublessee in form and substance satisfactory to Sublessor;

          (xx) Sublessee's Resolution certified by the Secretary or similar officer of Sublessee;

          (xxi) such Uniform Commercial Code financing statements or statements of termination, release, or partial release related to the Mortgages as Sublessor reasonably may require;

          (xxii) if any portion of the Lease Assets are subleased by Sublessee, a subordination agreement executed by the applicable sublessee, which subordination agreement shall be in form and substance satisfactory to Sublessor; and

          (xxiii) such other documents as Sublessor reasonably may request to carry out the intent and purpose of this Agreement.

          Simultaneously with the execution of the Bill of Sale, Sublessee shall execute a Certificate of Acceptance, in the form of Annex C to the applicable Schedule, covering all of the Equipment and/or Leasehold Improvements described in the Bill of Sale. Upon execution by Sublessee of any Certificate of Acceptance, the Lease Assets described thereon shall be deemed to have been delivered to, and irrevocably accepted by, Sublessee for sublease hereunder.

     (d) Anything in the foregoing to the contrary notwithstanding, Sublessor will sublease to Sublessee certain Real Estate and related Equipment in locations which are not yet completed and ready to commence operations (such Real Estate and Equipment being hereinafter called "Incomplete Store Assets"), subject to the following conditions:

          (i) Sublessor shall be satisfied that there shall have been no material adverse change in the condition (financial or otherwise), business operations or prospects of Sublessee from the date of execution hereof;

          (ii) Sublessor shall receive, for each location upon which any Incomplete Store Assets are located, evidence satisfactory to Sublessor in all respects, that the construction has commenced, and that Sublessee has the ability to complete all Leasehold Improvements, install all necessary Equipment, and obtain all necessary licenses and permits in order to commence operations within 120 days after the date on which such Incomplete Store Assets are subleased hereunder;

          (iii)  Sublessor shall have received all of the items listed in
Section I(c) hereof, except that (1) Sublessee shall be required to deliver lien waivers only for work completed prior to the date of funding, and (2) Sublessee shall not be required to deliver a use and occupancy permit or other evidence of final completion; and

          (iv) within one hundred and twenty (120) days after the date on which such Incomplete Store Assets are subleased hereunder, Sublessee shall complete all Leasehold Improvements, install all necessary Equipment, obtain all necessary permits to commence operations, and provide Sublessor evidence of the same, and Sublessee shall either (1) request Sublessor to sublease to Sublessee all of the new or newly-completed Lease Assets at such Lease Assets Location pursuant to the terms of this Agreement (if Sublessor is then able to lease such Lease Assets under the Master Lease and Sublessee meets all of the conditions set forth herein), or (2) provide to Sublessor evidence that Sublessee has paid for all of the Leasehold Improvements and Equipment located at such Lease Assets Location (other than the

Incomplete Store Assets leased by Sublessor under the Master Lease and subleased to Sublessee pursuant hereto), and provide to Sublessor a security interest in all such Leasehold Improvements and Equipment. In connection therewith, Sublessee shall execute and deliver to Sublessor such security agreements, mortgages or deeds of trust, financing statements, and other documents and instruments as Sublessor reasonably shall require in order perfect such lien and security interest (to be recorded at Sublessee's expense).

          In the event that Sublessee is unable to commence operations within such one hundred and twenty (120) day period, Sublessee shall, if required by Sublessor, purchase the Incomplete Store Assets from Sublessor on the next Rent Payment Date, for a price equal to the Termination Value of such Incomplete Store Assets, together with all taxes and charges upon transfer, and all other reasonable and documented expenses incurred by Sublessor in connection with such transfer.

     (e) Sublessor shall have the right to assign, and Sublessee acknowledges that Sublessor has assigned to Lessor pursuant to the Master Lease and granted to Lessor, a security interest in, this Agreement (including the security interest granted under Section XVII(b)(1)) and in the Equipment and Leasehold Improvements. Such assignment and grant shall (i) be superior to Sublessee's rights hereunder; (ii) not relieve Sublessor of any of its obligations hereunder; and (iii) not be construed to be an assumption by Lessor of any obligations of Sublessor hereunder. Sublessee shall, upon request, execute and deliver such instruments and take such other action as may reasonably be requested to protect Sublessor's or Lessor's interests, including (without limitation) the perfection and priority of Lessor's security interest. Sublessee acknowledges the assignments and grants of security interests described in this
Section I(e) and that Sublessee's interest in the Equipment and Leasehold Improvements is subject and subordinated in all respects to the security interest and liens in the Equipment and Leasehold Improvements assigned to Lessor by Sublessor under the Master Lease.

     (f) Sublessee acknowledges that this Agreement is in all respects subject and subordinate to the Master Lease and the liens created thereby. Without limiting the foregoing, if for any reason Lessor shall exercise rights or remedies thereunder, such exercise may include the termination hereof, notwithstanding, to the maximum extent permitted by law, any right of Sublessee hereunder. Upon the occurrence of a default under the Master Lease and notice to Sublessor, Sublessee shall, upon the direction of the Lessor, attorn to Lessor as lessor under this Agreement.

II.  TERM, RENT AND PAYMENT:

     (a) The rent payable hereunder (the "Rent") and Sublessee's right to use the Lease Assets shall commence on the date of execution by Sublessee of the

Certificate of Acceptance for such Lease Assets ("Sublease Commencement Date"). The term of sublease pursuant to this Agreement and the applicable Schedule (the "Term") shall be the period specified in the applicable Schedule. If any Term is extended or renewed, the word "Term" shall be deemed to refer to all extended or renewed terms, and all provisions of this Agreement shall apply during any extended or renewed terms, except as may be otherwise specifically provided in writing.

     (b) Rent shall be paid to Sublessor by wire transfer of immediately available funds or other means acceptable to Sublessor for receipt prior to 9:30 a.m. Denver time to Sublessor pursuant to instructions provided from time to time to Sublessee or such other account as Lessor may direct in writing; and shall be effective upon receipt. Payments of Rent shall be in the amount set forth in, and due in accordance with, the provisions of the applicable Schedule. In no event shall any Rent payments be refunded to Sublessee. If Rent is not paid within one (1) day of its due date, Sublessee agrees to pay a late charge of Five Cents ($0.05) per dollar on, and in addition to, the amount of such Rent but not exceeding the lawful maximum, if any. If at any time after the termination of this Agreement (other than following Sublessee's purchase of the Lease Assets) Sublessee shall remain in possession of the Lease Assets, Sublessee shall continue to pay the Rent. Upon termination of the Master Lease pursuant to Section XI(c) thereof, and upon written notice to Sublessor and receipt by Sublessee of written demand from Lessor, payments of all amounts payable hereunder, shall be made as directed by Lessor. All payments due under this Agreement whether or not specifically denominated as Rent shall be collectible in the same manner as Rent.


III.  TAXES:

     (a) Taxes in General. Sublessee shall have no liability for taxes imposed by the United States of America or any state or political subdivision thereof which are on or measured by the net income of Sublessor. Sublessee shall report (to the extent that it is legally permissible) and, subject to Section III (b) hereof, pay promptly all other taxes, fees and assessments due, imposed, assessed or levied against any Lease Assets (or the purchase, ownership, delivery, leasing, possession, use or operation thereof), this Agreement (or any rentals or receipts hereunder), any Schedule, Sublessor (to the extent relating to the transactions contemplated by this Agreement) or Sublessee by any foreign, Federal, state or local government or taxing authority during or related to the term of this Agreement, including, without limitation, all license and registration fees, and all sales, use, personal property, real property, excise, gross receipts, franchise, transfer, recordation, stamp or other taxes, imposts, duties and charges (including those related to the original acquisition of any Lease Assets, any transfer of any interest in any Lease Assets, the granting of any lien by Sublessee, or the sale of any Lease Assets to any third party pursuant to the terms hereof), together with any penalties, fines or interest thereon (all hereinafter called "Taxes"). Sublessee shall (i) reimburse Sublessor upon receipt of written request for reimbursement for any Taxes charged to or assessed against Sublessor and submission of written evidence of payment, (ii) on request of Sublessor, submit to Lessor written evidence of Sublessee's payment of Taxes, (iii) on all reports or returns with respect to personal property taxes show the ownership of the Lease Assets by Sublessee, and (iv) send a copy of all reports or returns pertaining to personal property taxes to Sublessor.

     (b) Special Provisions Related to Real Estate Taxes. Unless paid directly to the landlord of the real property on which Leasehold Improvements are located, from and after the date of each Schedule relating to Real Estate, Sublessee shall pay directly to the appropriate taxing authority all Real Estate Taxes (as hereinafter defined) applicable to such Real Estate. If the Term of such Schedule expires or otherwise terminates at any time other than the beginning of a taxable year, Sublessee's obligation to pay Real Estate Taxes shall be prorated on the basis of a 365-day year so as to include only that portion of the taxable year which is part of the Term of such Schedule. Unless the termination of a Schedule results from the purchase of the Real Estate pursuant to Section XVIII(d) below, any Real Estate Taxes levied against any Real Estate which accrue during the Term of such Schedule but which would not yet be due and payable to the appropriate taxing authority until after the expiration of the Term of such Schedule shall be paid by Sublessee to Sublessor upon termination of such Schedule. Sublessee shall pay such amounts to the appropriate taxing authority on a timely basis. Unless the termination of a Schedule results from the purchase of the Real Estate pursuant to Section XVIII(d) hereof, or unless a Default or event which, with the giving of notice, or the lapse of time, or both, would constitute a Default has then occurred hereunder, all Real Estate Taxes paid by Sublessee with respect to the Real Estate described on such Schedule prior to such termination, but attributable to the period following such termination, shall be paid by Sublessor to Sublessee upon such termination.

          Except to the extent that Real Estate Tax bills are sent directly to Sublessee by the taxing authorities, upon receipt by Sublessor of such tax bills or statements, Sublessor shall use reasonable efforts to advise Sublessee promptly in writing of all Real Estate Taxes and shall use reasonable efforts promptly (but not less than (15) days prior to delinquency) to deliver copies of all applicable tax bills or statements to Sublessee. Sublessee shall, subject to
Section III(c) below, pay directly to the taxing authority all Real Estate Taxes prior to the earlier of (i) thirty (30) days after receipt by Sublessee of a copy of the applicable tax bills or statements, or (ii) five (5) days prior to delinquency. Sublessor shall use reasonable efforts to direct the appropriate taxing authority to send Real Estate Tax bills directly to Sublessee. As used herein, "Real Estate Taxes" shall mean any and all taxes, governmental fees and similar charges and assessments levied or assessed against the Real Estate, including, without limitation, ad valorem taxes and special assessments applicable to the Real Estate.

     (c) Right to Contest. Sublessee shall not be required to pay any Real Estate Taxes or other Taxes for which Sublessee is liable hereunder so long as
(i) Sublessee is contesting the same in good faith and by appropriate proceedings, which postpone the collection thereof, (ii) Sublessee has provided to Sublessor evidence that the position taken by Sublessee would have a realistic possibility of success if litigated, such evidence to be satisfactory to Sublessor in its sole discretion, (iii) Sublessee provides, if required under applicable law, a bond or similar surety pending appeal, in a manner acceptable to the appropriate taxing authority, if approval is required, prior to the time when penalty attaches for non-payments, (iv) such proceedings do not involve any substantial danger (as determined in Sublessor's sole discretion) of the sale, forfeiture or loss of the Lease Assets or any interest therein, and (v) Sublessee shall indemnify and hold Sublessor harmless from and against any costs and expenses incurred in connection with the contest of such taxes, and any interest, fees, or penalties attaching with respect thereto.


IV.  REPORTS:

     (a) Sublessee will notify Sublessor in writing, within five (5) days after Sublessee becomes aware that any tax or other lien (other than a Permitted Lien, as hereinafter defined) shall attach to any Lease Assets, of the full particulars thereof and of the location of such Lease Assets on the date of such notification.

     (b) Sublessee will permit (i) Sublessor or its designated employee(s) or agent(s) or (ii) Lessor or its designated employee(s) or agent(s) to inspect any Lease Assets during normal business hours upon reasonable notice (provided, however, that if a Default has then occurred and is continuing, Sublessor or Lessor may, at Sublessee's expense, inspect any Lease Assets without restriction).

     (c) Subject to the other terms of this Agreement, Sublessee will keep the Equipment at one of its stores and will effect the relocation of any Equipment to another of its stores only upon the prior consent in writing of the Sublessor. Upon the written request of Sublessor, Sublessee will notify Sublessor forthwith in writing of the location of any Equipment as of the date of such notification.

     (d) Sublessee will promptly and fully report to Sublessor in writing if any Lease Assets are lost or damaged (where the estimated repair costs would exceed $5,000 per Lease Assets Location, or is otherwise involved in an accident causing personal injury or property damage which is likely to result in liability to Lessor in excess of $5,000). As used herein, "Lease Assets Location" means the location at which the Lease Assets initially are located as specified in the applicable Schedule.

     (e) Sublessee promptly will give Sublessor copies of any notices received by Sublessee from the landlord under any Ground Lease or Premises Lease.

     (f) Within twenty (20) days after any request by Sublessor, Sublessee will furnish a certificate of an authorized officer of Sublessee (an "Officer's Certificate") stating that he or she has reviewed the activities of Sublessee and that, to the best of his or her knowledge and without personal liability, there exists no Default (as hereinafter defined) or event which, with the giving of notice or the lapse of time (or both), would become such a Default.

     (g) Promptly thereafter, Sublessee will notify Sublessor of the existence of any Default or event which, with the giving of notice or the lapse of time (or both), would become such a Default.


V.   DELIVERY, USE AND OPERATION, SUBSTITUTION:

     (a) Sublessee agrees that the Lease Assets will be used by Sublessee solely in the conduct of its business and in a manner complying with all applicable Federal, state, and local laws and regulations, and any applicable insurance policies, and Sublessee shall not discontinue use of the Lease Assets, except (i) as provided in Sections V(e) and VII hereof, and (ii) that Sublessee may, with the prior written consent of Sublessor, temporarily discontinue use of and store Equipment or temporarily discontinue use of other Lease Assets, in either case only in connection with the closing or relocation of Sublessee's store for a period not to exceed thirty (30) days.

     (b) Sublessee agrees that the Lease Assets will not be used by Sublessee outside the continental United States.

     (c) Sublessee will keep the Lease Assets free and clear of all liens and encumbrances other than (1) those which result from acts of Lessor, the Loan Agent (as defined in the Facilities Agreement, dated as of the date hereof, among BCI, Lessor and Bank of America Illinois, as agent for the lenders party thereto) and Sublessor, (2) those arising from the rights and interest of Lessor or Sublessor in any Sublease which shall have been assigned to Lessor, (3) liens for fees, taxes, levies, duties or other governmental charges of any kind, liens of mechanics, materialmen, laborers, employees or suppliers and similar liens arising by operation of law incurred by Sublessee in the ordinary course of business for sums that are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof (provided, however, that such proceedings do not involve any substantial danger (as determined in Sublessor's sole discretion) of the sale, forfeiture or loss of the Lease Assets or any interest therein), (4) liens arising out of any judgments or awards against Sublessee which have been adequately bonded to protect Lessor's and Sublessor's interest or with respect to which a stay of execution has been obtained pending an appeal or a proceeding for review, (5) any collateral assignment of lease in respect of any Premises Lease or Ground Lease made by a Sublessee to Sublessor, and (6) minor encumbrances (including, without limitation, easements, rights of way, covenants, zoning variances and similar encumbrances) which do not materially affect the value of the Lease Assets. The liens and encumbrances described in clauses (1) through (6) hereof are referred to as "Permitted Liens". Sublessee will defend, at its own expense, Lessor's and Sublessor's interest in the Lease Assets from such claims, liens or legal processes. Sublessee will also notify Sublessor immediately upon receipt of notice of any lien, attachment or judicial proceeding affecting the Lease Assets in whole or in part.

     (d) Sublessee shall comply with each and every covenant, term and condition of each applicable Ground Lease and Premises Lease.

     (e) Provided that no Default shall then have occurred and be continuing, at Sublessee's expense, Sublessee may elect to replace a unit of Equipment (a "Substituted Item") with another unit of Equipment (a "Replacement Item"), due to the obsolescence of the Substituted Item (in accordance with the provisions of this Paragraph) or upon the occurrence of a Casualty Occurrence (as hereinafter defined); provided, however, that (i) any replacement pursuant hereto shall be made upon thirty (30) days' written notice to Sublessor, which written notice shall identify the Substituted Items and the Replacement Items per Lease Assets Location, and (ii) replacements of items of Equipment having a Capitalized Sublessor's Cost per item in excess of $10,000 shall be subject to Sublessor's prior consent in writing. Each Replacement Item shall be free and clear of all liens and encumbrances (other than Permitted Liens) and shall have at least the value, residual value, utility and remaining useful life and be in as good an operating condition as the Substituted Item, assuming that the Substituted Item had been maintained in accordance with the provisions of this Agreement. Sublessee shall provide to Sublessor such substantiation with respect to the lien status, the value, residual value, utility and remaining useful life, and the operating condition, of the Replacement Item as reasonably may be required by Sublessor and such substitution is expressly conditioned upon Sublessor having determined to its reasonable satisfaction that the conditions specified in this paragraph have been satisfied.

          (1) If a Boston Market Unit (as hereinafter defined) at a particular Lease Assets Location operated by Sublessee has been closed and the Equipment previously used at such Lease Assets Location has been relocated in accordance with the provisions of Section V(h) hereof, then Sublessee may elect to substitute for the Real Estate at such Lease Assets Location fee simple property and/or leasehold improvements ("Replacement Real Estate"), as applicable, having an equal or greater value (as determined to the reasonable satisfaction of Sublessor), with respect to such new Lease Assets Location, provided that the acquisition of such Replacement Real Estate satisfies the conditions for acquisition of the original Real Estate so replaced, and Sublessee shall be responsible for all costs and expenses incurred by Sublessor in connection with such substitution and provided, further, that any substitution of Real Estate pursuant hereto (i) shall be made upon thirty days' written notice to Sublessor, which written notice shall identify the substituted Real Estate and the Replacement Real Estate per Lease Assets Location, and (ii) shall be subject to Sublessor's prior written consent.

          (2) Sublessee shall execute and deliver to Lessor a Bill of Sale, special or limited warranty deed and related documents, copy of any applicable Ground Lease or Premises Lease, Collateral Assignment of Lease, Landlord's Waiver, Estoppel/Waiver Agreement (all as applicable), and an amended Annex A to the applicable Schedule with respect to each Replacement Item and any Replacement Real Estate, together with such documents and instruments as may be required by Sublessor in connection with such replacement, including (without limitation) title insurance policies, environmental audits, surveys, Uniform Commercial Code financing statements and mortgage documents, if applicable, to be filed at Sublessee's expense, all of such documents and instruments to be in form and substance satisfactory to Sublessor.

          (3) Upon compliance by Sublessee with the provisions hereof, and upon receipt from Lessor of documentation acceptable to Sublessor releasing the Substituted Items and/or the substituted Real Estate from the Agreement, provided that no Default shall then have occurred and be continuing, Sublessor will transfer to Sublessee, on an AS IS BASIS, without recourse or warranty, express or implied, of any kind whatsoever, all of Sublessor's interest in and to the Substituted Item and/or the substituted Real Estate. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of the Substituted Item and/or the substituted Real Estate and any other matters (except that Sublessor shall warrant that it conveyed whatever interest it received in such Substituted Item and/or the substituted Real Estate free and clear of any lien or encumbrance created by Sublessor). Sublessor shall, at Sublessee's expense, execute and deliver to Sublessee such Uniform Commercial Code statements of termination and other documents and instruments, as reasonably may be required in order to terminate any interest of Sublessor in and to such Substituted Item and/or the substituted Real Estate. If Sublessee requests that Sublessor cause Lessor to replace a Substituted Item with a Replacement Item or substituted Real Estate with Replacement Real Estate, and Lessor purchases such Replacement Item and/or Replacement Real

Estate and leases same to Sublessor, Sublessor shall sublease to Sublessee such Replacement Item and/or Replacement Real Estate. Without limiting the foregoing, Sublessee shall not remove the Substituted Item from the Lease Assets Location at which such Substituted Item is located or dispose of the substituted Real Estate until such time as Sublessor is satisfied that Sublessee has executed all documents requested by Sublessor to perfect the security interests of Lessor and Sublessor in the Replacement Item and the Replacement Real Estate.

     (f) Upon the written request of Sublessor and at Sublessee's expense, Sublessee shall, in accordance with Section XVI(n), replace all Affected Equipment (as hereinafter defined) with other Equipment, on the following terms and conditions:

          (A) The new Equipment shall: (i) be free and clear of all liens and encumbrances (other than Permitted Liens); (ii) have at least the value, utility and remaining useful life and be in as good an operating condition as the Equipment which is replaced, assuming that the Equipment which is replaced had been maintained in accordance with the provisions of this Agreement; (iii) constitute all of the equipment used at the new Lease Assets Location; and (iv) be less than twelve (12) months old. Sublessee shall provide to Sublessor such substantiation with respect to the requirements specified in this Paragraph (A) as reasonably may be required by Sublessor.

          (B) Sublessee shall execute and deliver to Lessor a Bill of Sale, an Estoppel/Waiver Agreement and an amended Annex A to the applicable Schedule with respect to the new Equipment, together with such documents and instruments as reasonably may be required by Sublessor in connection with such replacement, including (without limitation) Uniform Commercial Code financing statements to be filed at Sublessee's expense, all of such documents and instruments to be in form and substance reasonably satisfactory to Sublessor. Sublessee shall be responsible for all costs and expenses incurred by Sublessor in connection with such substitution.

          (C) Upon compliance by Sublessee with the provisions hereof, and upon receipt from Lessor of documentation acceptable to Sublessor, provided that no Default shall then have occurred and be continuing, Sublessor will transfer to Sublessee, on an AS IS BASIS, without recourse or warranty, express or implied, of any kind whatsoever, all of Sublessor's interest in and to the replaced Equipment. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of the replaced Equipment and any other matters (except that the Sublessor shall warrant that it conveyed whatever interest it received in such replaced Equipment, free and clear of any lien or encumbrance created by Sublessor). Sublessor shall, at Lessee's expense, execute and deliver to Sublessee such Uniform Commercial Code Statements of Termination and other documents and instruments, as reasonably may be required in order to terminate or convey any interest of Sublessor in and to such replaced Equipment.

     (g) If Sublessee defaults under any Ground Lease or any Premises Lease, or there occurs a default by Sublessee under any Collateral Assignment of Lease, any Mortgage (as defined in the Master Lease), or other document executed by Sublessee in connection with the Real Estate and such default has not been waived or cured and all applicable waiver or cure periods with respect thereto have then expired, then, within five (5) days of Sublessee's receipt of a written request from Sublessor, Sublessee shall replace all of the Lease Assets with respect to which such default has occurred, on the following terms and conditions:

          (A) The new Lease Assets shall (i) be free and clear of all liens and encumbrances other than Permitted Liens; (ii) have at least the value, utility and remaining useful life and be in as good an operating condition as the Lease Assets which are replaced, assuming that the Lease Assets which are replaced had been maintained in accordance with the provisions of this Agreement or, if such new Lease Assets are not of the same type as the Lease Assets to be replaced, having a value, utility and remaining useful life, and being in such operating condition, as is acceptable to Sublessor; (iii) constitute all of the Lease Assets used at the new Lease Assets Location; (iv) be less than twelve (12) months old; and (v) the acquisition of any such substituted Real Estate satisfies the conditions for acquisition of any original Real Estate so replaced. Sublessee shall provide to Sublessor such substantiation with respect to the requirements specified in this Paragraph (A) as may be required by Sublessor.

          (B) Sublessee shall execute and deliver to Lessor a Bill of Sale, special or limited warranty deed and related documents, copy of any applicable Ground Lease or Premises Lease, Collateral Assignment of Lease, Landlord's Waiver, Estoppel/Waiver Agreement (all as applicable) and an amended Annex A to the applicable Schedule with respect to the new Lease Assets, together with such documents and instruments as reasonably may be required by Sublessor in connection with such replacement, including (without limitation) title insurance policies, environmental audits, surveys, Uniform Commercial Code financing statements and mortgage documents, if applicable, to be filed at Sublessee's expense, all of such documents and instruments to be in form and substance reasonably satisfactory to Sublessor. Sublessee shall be responsible for all costs and expenses incurred by Sublessor in connection with such substitution.

          (C) Upon compliance by Sublessee with the provisions hereof, and upon receipt from Lessor of documentation acceptable to Sublessor, provided that no Default shall then have occurred and be continuing, Sublessor will transfer to Sublessee, on an AS IS BASIS, without recourse or warranty, express or implied, of any kind whatsoever, all of Sublessor's interest in and to the replaced Lease Assets. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of the replaced Lease Assets and any other matters (except that Sublessor shall warrant that it conveyed whatever interest it received in such replaced Lease Assets, free and clear of any lien or encumbrance created by Sublessor). Sublessor shall, at Sublessee's expense, execute and deliver to Sublessee such Uniform Commercial Code Statements of Termination and other documents and instruments, as reasonably may be required in order to terminate or convey any interest of Sublessor in and to such replaced Lease Assets.

     (h)(i) Upon a Store Closure (as hereinafter defined) of a Boston Market Unit (as hereinafter defined) operated by Sublessee at which Lease Assets are located, Sublessee shall, within the sixty (60) day period immediately following such Store Closure and in accordance with Sublessor's instructions, relocate any such items of Equipment constituting such Lease Assets to another Boston Market Unit operated by Sublessee. In connection with any such relocation, Sublessee shall deliver to Lessor such documents and instruments as may be required by Sublessor in connection with such relocation, including, in each case if necessary, an Estoppel/Waiver Agreement with respect to the new Lease Assets Location or an opinion of local counsel satisfactory to Sublessor, and Uniform Commercial Code financing statements to be filed at Sublessee's expense. If Sublessee determines it is impracticable to relocate such items of Equipment as provided in the first sentence of this clause (h)(i), Sublessee shall deliver to Sublessor within such sixty (60) day period an Officer's Certificate certifying that (x) such Boston Market Unit has been permanently closed, (y) it is impracticable to transfer such items of Equipment to any to any other Boston Market Unit operated by Sublessee and (z) Sublessee desires to remove such items of Equipment and the other Lease Assets (other than any Real Estate not acquired pursuant to the Agency Agreement) located at such Boston Market Unit from this Sublease. If such Sublessee delivers the Officer's Certificate described in the preceding sentence, and Sublessor accepts such Officer's Certificate, Sublessee shall, in accordance with Sublessor's instructions and prior to the expiration of such sixty (60) day period, pay to Sublessor in immediately available funds an amount equal to the purchase price for each such item of Equipment and such other Lease Assets to be released from the Sublease, determined as hereinafter provided. The purchase price of such items of Equipment and such other Lease Assets shall be an amount equal to the sum of (A) the Termination Value (calculated as of the Special Termination Date (as defined in the Master Lease)) for such Lease Assets, plus (B) all taxes and charges upon sale, plus (C) all rent and other sums due and unpaid under this Agreement as of the Special Termination Date, plus (D) any applicable Special Payment Premium (as defined in the Master Lease). Upon Sublessee's payment to Sublessor of such amounts, Sublessor will, upon receipt from Lessor of documentation acceptable to Sublessor releasing such Lease Assets from the Lease, execute and deliver to Sublessee, at Sublessee's expense, such documents and instruments as Sublessor may deem appropriate to release such Lease Assets from the term and scope of this Sublease.

     (ii) A "Store Closure" shall mean, as to a Boston Market Unit, the date that (x) Sublessee notifies Sublessor in writing that such store has ceased selling products authorized by Sublessor to be sold at such store, (y) such store shall be abandoned, or (z) there is a termination of the lease for, or the operator of such store losses possession of, the premises for such store and such possession is not immediately assumed by the Sublessor or a substitute sublessor. "Boston Market Unit" shall mean an open and operating "Boston Market" store or "Boston Carver" store or Boston Market flagship store which is operated either directly by BCI or by a franchisee of BCI that has entered into an agreement with BCI to develop and operate Boston Market Units (an "Authorized Entity") pursuant to a franchise agreement between BCI and such Authorized Entity.


VI.  SERVICE:

     (a) Sublessee will, at its sole expense, maintain all Lease Assets in good operating order, repair, condition and appearance in accordance with, with respect to Equipment, manufacturer's recommendations, and with respect to other Lease Assets, Sublessee's customary practices which are intended to ensure the continuing utility of such Lease Assets to Sublessee's business (but in no event less than industry standards) normal wear and tear excepted. Sublessee shall pay all costs, expenses, fees and charges incurred during the Term of a Schedule in connection with the use, occupancy, construction, installation, repair, maintenance, or replacement of any of the Lease Assets described on such Schedule.

     (b) Sublessee will not, without the prior consent of Sublessor, affix or install any accessory, equipment or device on any Lease Assets if such addition will impair the value, utility, residual value, useful life, originally intended function or use of such Lease Assets. Notwithstanding the foregoing, Sublessee, from time to time, at its own expense: (1) may affix or install any equipment, device or accessory or make any improvements to the Lease Assets in connection with any remodeling, or similar undertaking in the ordinary course of business, of such Lease Assets so long as such remodeling or undertaking does not impair the value, utility, or residual value of or useful life of the Lease Assets; and
(2) shall affix or install any accessory, equipment or device on any Lease Assets, and shall make any alterations or modifications to the Lease Assets, that may be necessary, from time to time, to comply in all material respects with any applicable laws, rules or regulations or any provision of any insurance policy required to be kept under Section IX hereof; provided, however, that in connection with Sublessee's obligations under the foregoing clause (2), Sublessee may contest by appropriate proceedings or actions, diligently conducted in good faith, the validity or application of any law or regulation or provisions of any insurance policy, provided that any such delay in compliance therewith will not result in the incurrence of any lien or any charge of any kind against the Lease Assets and will not subject Sublessor to any criminal liability for failure so to comply. All additions and repairs made, and all parts, supplies, accessories, equipment, and devices furnished, attached or affixed to any Lease Assets which are not readily removable shall be made or furnished, attached or affixed only in compliance with applicable law, shall be free and clear of all liens, encumbrances or rights of others (other than Permitted Liens), and shall become subject to the interest of Lessor and Sublessor.

     (c) Any alterations or modifications to the Lease Assets that may, at any time during the Term, be required to comply with any applicable law, rule, regulation, or insurance policy, shall be made at the expense of Sublessee. Sublessor shall not be required to build any improvements, make any repairs, replacements, alterations or renewals of any nature or description, or make any expenditure in connection with this Agreement or to maintain the Lease Assets. Sublessee waives any right to (i) require Sublessor to maintain, repair, or rebuild all or any of the Lease Assets, or (ii) make repairs at the expense of Sublessor pursuant to any applicable law, contract, insurance agreement or other covenant at any time in effect.


VII.  LOSS OR DAMAGE; STIPULATED LOSS VALUE:

     If any Lease Assets shall be or become worn out, lost, stolen, destroyed, irreparably damaged in the reasonable determination of Sublessee, or permanently rendered unfit for use from any cause whatsoever, including but not limited to an exercise of eminent domain or condemnation rights (such occurrences being hereinafter called "Casualty Occurrences"), Sublessee shall promptly and fully notify Sublessor in writing thereof if the aggregate original Capitalized Sublessor's Cost of all Lease Assets at any single Lease Assets Location subject to Casualty Occurrences is in excess of $5,000.

     (a) With respect to any unit of Equipment having suffered a Casualty Occurrence, on the Rent Payment Date next succeeding the later of the Casualty Occurrence or twenty (20) days after such Casualty Occurrence (but in no event later than the date of expiration of the Term with respect to such unit of Equipment having suffered the Casualty Occurrence) (the "Equipment Payment Date"), Sublessee shall (regardless of whether Sublessee is required to notify Sublessor thereof pursuant hereto) either (as selected by Sublessee, if applicable):

          (1) so long as no Default or event which, with the giving of notice or the lapse of time (or both) would become such a Default has then occurred hereunder and the Real Estate upon which the Equipment having suffered the Casualty Occurrence is installed has not also suffered a Casualty Occurrence, request Sublessor to cause Lessor to replace the unit of Equipment having suffered the Casualty Occurrence with equipment of at least the value, utility and remaining useful life and in as good an operating condition as the unit of Equipment having suffered the Casualty Occurrence immediately before the Casualty Occurrence, assuming that such unit of Equipment had been maintained in accordance with the provisions of this Agreement, and otherwise in accordance with the provisions of Section V(e) hereof; or

          (2) pay Sublessor the sum of (x) the Stipulated Loss Value of such unit of Equipment calculated in accordance with Annex D to the applicable Schedule as of the Rent Payment Date next preceding such Casualty Occurrence (the "Equipment Calculation Date"); and (y) all Rents and other amounts which are due hereunder as of the Equipment Payment Date. Upon payment of all sums due hereunder, the Term as to such unit of Equipment shall terminate and (except in the case of the loss, theft or complete destruction of such of Equipment) Sublessee shall be entitled to recover possession of such unit of Equipment and, to the extent not previously applied toward the payment of such sums, to receive and keep all insurance and/or condemnation proceeds paid to Sublessee (or Sublessor) on account of such Casualty Occurrence.

     (b) With respect to any Real Estate having suffered a Casualty Occurrence, on the Rent Payment Date next succeeding the later of the Casualty Occurrence or sixty (60) days after such Casualty Occurrence (but in no event later than the date of expiration of the Term with respect to such unit of Equipment having suffered the Casualty Occurrence) (the "Real Estate Payment Date"), Sublessee shall (regardless of whether Sublessee is required to notify Sublessor thereof pursuant hereto) either:

          (1) proceed to repair, rebuild, or replace such Real Estate (and replace any Equipment located thereon in accordance with Section V(e) hereof), subject to the terms and conditions set forth herein (provided that such repair, rebuilding or replacement is completed within one (1) year after the Real Estate Payment Date); or

          (2) pay Sublessor the sum of (x) the Stipulated Loss Value of such Real Estate calculated in accordance with Annex D to the applicable Schedule as of the Rent Payment Date next preceding such Casualty Occurrence (the "Real Estate Calculation Date"); and (y) all Rents and other amounts which are due hereunder as of the Real Estate Payment Date. Upon payment of all sums due hereunder, the Term as to such Real Estate shall terminate and Sublessee shall be entitled to recover possession of such Real Estate and, to the extent not previously applied toward the payment of such sums, to receive and keep all insurance and/or condemnation proceeds paid to Sublessee (or Sublessor) on account of such Casualty Occurrence.

          Sublessee shall have the option of repairing, rebuilding or replacing damaged or destroyed Real Estate only if (x) Sublessor consents thereto in writing (which consent may be withheld by Sublessor in its sole discretion) and
(y):

          (i) no Default or event which, with the giving of notice or the lapse of time (or both), would become such a Default has then occurred hereunder;

          (ii) such restoration or replacement is permitted by the terms of the Ground Lease or Premises Lease (if applicable) or the landlord under such Ground Lease or Premises Lease otherwise consents in writing to such restoration or replacement;

          (iii) restoration or replacement of the damaged Real Estate will not result in any decrease in value or other impairment of the Real Estate; and

          (iv) the funds available for any restoration or replacement (including, without limitation, any insurance or condemnation proceeds) are sufficient to pay the cost of restoration or replacement of the damaged Real Estate.

          If Sublessee chooses to repair, rebuild, or replace the Real Estate, any condemnation proceeds or the proceeds of any casualty insurance covering such Real Estate may be applied to the restoration or replacement if all of the following conditions are met, to the satisfaction of Sublessor in its sole discretion:

               (A) the proceeds and, if deemed necessary by Sublessor, additional deposits made by Sublessee which may be necessary to restore or replace the Real Estate to substantially the same condition as existed immediately prior to the damage, shall be deposited in an interest-bearing escrow account as provided in clause (2)(A) of Section VII(b) of the Master Lease;

               (B) Sublessee promptly shall proceed to restore or replace that portion of the Real Estate so damaged to substantially the same condition as existed prior to the Casualty Occurrence, with such non-material changes, alterations and modifications (including the substitution and addition of other property) as may be desired by Sublessee, permitted by the Ground Lease or Premises Lease (if any), and approved by Sublessor;

               (C) all work shall be performed in accordance with all applicable laws and regulations;

               (D) Sublessee will request Sublessor to cause withdrawals to be made from the escrow account to pay the costs of such restoration or replacement as the work progresses, as certified by an architect or engineer reasonably acceptable to Sublessor, by submitting to Sublessor such requisitions and accompanying documents as Sublessor shall require; and

               (E) Sublessee promptly will replace any lost or damaged Equipment located on or in such Real Estate in accordance with the provisions of
Section V(e) hereof.


VIII.  RISK OF LOSS:

          Sublessee hereby assumes and shall bear the entire risk of any loss, theft, damage to, or destruction of, any Equipment from any cause whatsoever from the time the Equipment is shipped or delivered to Sublessee, and Sublessee hereby assumes and shall bear the entire risk of any loss, theft, damage to, or destruction of, any Real Estate from any cause whatsoever from the time Sublessee enters into a Ground Lease or Premises Lease, or from the time a deed is delivered under the Agency Agreement, as applicable during the Term of a Schedule with respect to the Lease Assets described on such Schedule unless Sublessee shall not be in actual possession of such Lease Assets by reason of Sublessor's exercise of its remedies of repossession or dispossession pursuant to Article XI hereof and such loss, theft, damage to, or destruction of, such Lease Assets was not caused by acts or omissions prior to any such repossession or dispossession. No loss of or damage to the Lease Assets or any item thereof shall impair any obligation of Sublessee hereunder or under the Agency Agreement, and all such obligations of Sublessee shall continue in full force and effect.


IX.  INSURANCE:

          Sublessee agrees, at its own expense, to keep: (a) all Equipment insured for such amounts as specified in Paragraph D of the applicable Schedule and against such hazards as Sublessor may require, including, but not limited to, insurance for damage to or loss of such Equipment, with a loss payable clause in favor of Lessor and Sublessor, as their interests may appear, irrespective of any breach of warranty or other act or omission of Sublessee;
(b) all Real Estate insured in an amount at least equal to the replacement value of such Real Estate, against such hazards as Sublessor shall require, including (but not limited to) loss or damage resulting from fire and other risks insured against by extended coverage, with a standard mortgagee's endorsement in favor of Lessor and Sublessor, as their interests may appear, irrespective of any breach of warranty or act or omission of Sublessee;

(c) in full force and effect liability coverage against personal injuries, death or property damage, relating to the Lease Assets for such amounts as specified in Paragraph D of the applicable Schedule, with Lessor and Sublessor named as additional insured; and (d) in full force and effect a flood insurance policy in an amount equal to the maximum limit of coverage available with respect to any Real Estate located in a special flood hazard area; provided that Sublessee shall not be required to have such flood insurance policy with respect to such Real Estate if Sublessor receives an acceptable flood zone determination from Transamerica, a registered land surveyor, or another reputable flood certification company reasonably acceptable to Sublessor to the effect that such Real Estate is not located in a special flood hazard area. All such policies shall be with companies, and on terms, satisfactory to Sublessor. All insurance required hereunder may be subject to such deductibles as reasonably are acceptable to Sublessor. Sublessee agrees to deliver to Sublessor evidence of insurance satisfactory to Sublessor. No insurance shall be subject to any co-insurance clause. Sublessee hereby appoints Sublessor as Sublessee's attorney-in-fact to make proof of loss and claim for insurance, and to make adjustments with insurers and to receive payment of and execute or endorse all documents, checks or drafts in connection with payments made as a result of such insurance policies to the extent that they cover the Lease Assets. Any expense of Sublessor in adjusting or collecting insurance shall be borne by Sublessee. Sublessee will not make adjustments with insurers except (i) with respect to claims for damage to any Lease Assets at any one Lease Assets Location where the repair costs do not exceed $25,000, or (ii) with Sublessor's written consent. Said policies shall provide that the insurance may not be altered or canceled by the insurer until after thirty (30) days written notice to Sublessor. Provided that Sublessee is not then in Default, Sublessor will (subject to Sublessee's election pursuant to Section VII hereof) apply any insurance proceeds received by Sublessor on account of a Casualty Occurrence to the cost of repairing or replacing the Lease Assets having suffered such Casualty Occurrence or to Sublessee's obligation to pay the Stipulated Loss Value pursuant to Sections VII(a)(2) or VII(b)(3) hereof. After Default, Sublessor may, at its option, apply proceeds of insurance, in whole or in part, to (i) repair or replace Lease Assets or any portion thereof, or (ii) satisfy any obligation of Sublessee to Sublessor hereunder.


X.  RETURN OF LEASE ASSETS:

     (a) Upon the expiration or termination of the Term of any Schedule, or upon exercise of Sublessor's option to return the Lease Assets pursuant to
Section XVIII(c) of the Master Lease, unless Sublessee shall have exercised its extension option pursuant to Section XVIII(a) hereof, or its purchase option pursuant to Section XVIII(d) hereof or unless Sublessee shall be deemed to have elected to exercise its purchase option pursuant to Section XVIII(e) hereof, Sublessee shall promptly, at its own cost and expense: (i) perform any testing and repairs required to place the affected units of Equipment in the same condition and appearance as when received by Sublessee (reasonable wear and tear excepted) and in good working order for their originally intended purpose; (ii) if deinstallation, disassembly or crating is required, cause such units of Equipment to be deinstalled, disassembled and crated by an authorized manufacturer's representative or such other service person as is satisfactory to Sublessor; (iii) return such units of Equipment, free and clear of all liens and encumbrances (other than those described in Section V(c)(1) hereof), to a location within the continental United States as Sublessor shall direct; (iv) remove all debris and rubbish and such items of furniture and equipment owned by Sublessee and placed on any Real Estate as Sublessor shall require to be removed, and (v) surrender possession of the Real Estate and (if applicable) assign the applicable Ground Lease or Premises Lease to Sublessor. In addition, Sublessee shall comply with the provisions of Annex F to the applicable Schedule. At Sublessor's sole discretion, Sublessor may elect to abandon any or all of the Real Estate upon written notice to Sublessee; whereupon all interest of Sublessor in such Real Estate shall be conveyed to Sublessee.

     (b)  If Sublessee is required to comply with the requirements of Paragraph
(a) above, until Sublessee has fully complied with the requirements of Paragraph
(a) above, Sublessee's Rent payment obligation with respect to the applicable Lease Assets and all other obligations under this Agreement shall continue from month to month notwithstanding any expiration or termination of the Term. Sublessor may terminate such continued leasehold interest upon five (5) days' written notice to Sublessee. In addition to these Rents, Lessor shall have all of its other rights and remedies available as a result of such nonperformance. The delivery of keys to any Real Estate other than in connection with the termination of this Agreement or any Schedule or pursuant to any termination option validly exercised by Sublessee, shall not constitute a surrender of such Real Estate or effect a termination of the Lease as to such Real Estate, whether or not such keys are retained by Sublessor. The return of Lease Assets, whether or not accepted by Sublessor, or the mutual termination of this Agreement, shall not work a merger and, at the option of Sublessor, shall operate as an assignment to Sublessor of all subleases or subtenancies.

     (c) Sublessee hereby waives, to the extent permitted by law, all claims for damages or other liability in connection with Sublessor's re-entering and taking possession of the Lease Assets after the occurrence of a Default hereunder, and Sublessee shall indemnify, defend, protect, and hold Sublessor harmless from and against any such claims, damages, or other liability, and no such re-entry shall be considered or construed to be a forcible entry, nor shall Sublessor be guilty of forcible entry or forcible detainer.

XI.  DEFAULT; REMEDIES:

     (a) Sublessor may in writing declare this Agreement in default ("Default") if: (1) Sublessee breaches its obligation to pay Rent or any other sum to Sublessor when due and payable and fails to cure the breach within one (1) day;
(2) Sublessee breaches any of its insurance obligations under Section IX hereof, or its obligations under Sections V(g) or the second sentence of XVI(n) hereof, or its payment obligations under Section III hereof; (3) Sublessee breaches any of its other obligations hereunder and fails to cure that breach within twenty
(20) days after written notice thereof; (4) any representation or warranty made by Sublessee in connection with this Sublease shall be false or misleading in any material respect; (5) Sublessee becomes insolvent or ceases to do business as a going concern; (6) a petition is filed by or against Sublessee under any bankruptcy or insolvency laws and, if such petition is filed against Sublessee, such petition has not been dismissed in 60 days; (7) Sublessee shall have terminated its existence, consolidated with, merged into, or conveyed or leased substantially all of its assets as an entirety to any person without Sublessor's prior consent in writing; (8) Sublessee shall be in default ("Material Indebtedness Default") under any material obligation for borrowed money, for the deferred purchase price of property or any lease agreement for an amount in excess of One Million Dollars ($1,000,000) ("Material Indebtedness") and such Material Indebtedness Default is not cured within the applicable grace period, if any (provided, however, that if such Material Indebtedness is accelerated by the creditor with respect thereto as a result of the Material Indebtedness Default, then such Material Indebtedness Default immediately shall constitute a Default hereunder); (9) Sublessee shall be in default under, or breach any provision of, the Associated Documents (as defined in the [Second] Amended and Restated Inducement Agreement, dated as of the date hereof, between Sublessor and Sublessee); (10) there shall have occurred any default or violation or breach in the performance or observation of any obligation or condition to be performed or observed by Sublessee under any agreement between Sublessor and Sublessee; or (11) this Agreement or any document executed and delivered in connection herewith shall (except in accordance with the terms thereof) cease to be effective, or any security interest or lien granted in connection herewith shall (except as a result of any action taken by Sublessor or a failure by Sublessor to file a continuation statement) cease to be a perfected first lien. Such declaration of Default shall apply to all Schedules. IN CONNECTION WITH THE DECLARATION OF ANY DEFAULT HEREUNDER, SUBLESSEE HEREBY WAIVES (TO THE EXTENT PERMITTED BY APPLICABLE LAW) ANY REQUIREMENT UNDER APPLICABLE LAW OR REGULATIONS THAT A NOTICE FROM SUBLESSOR NOT BECOME EFFECTIVE UNTIL A PERIOD OF DAYS HAS ELAPSED.

     (b) After a Default, Sublessee shall, without further demand, forthwith pay to Sublessor (i) as liquidated damages for loss of a bargain and not as a penalty, the Stipulated Loss Value of the Lease Assets (calculated in accordance with Annex D to the applicable Schedule(s) as of the Rent Payment Date next preceding the declaration of Default), (ii) all Rents and other sums then due hereunder (iii) its allocable share of any other costs incurred by Sublessor as a result of such Default (including its allocable share of breakage expenses paid by Sublessor to Lessor pursuant to Section XI(b) of the Master Lease). If Sublessee fails to pay the amounts specified in the preceding sentence, then in addition to the obligation to pay such amounts, at the request of Sublessor, Sublessee shall comply with the provisions of Section X hereof relating to the return of Lease Assets. Sublessee hereby authorizes Sublessor to enter, with or without legal process, any Real Estate or Lease Assets Location and take possession of the Lease Assets. Sublessor may, but shall not be required to, sell Lease Assets at private or public sale, in bulk or in parcels, with or without notice, and without having the Lease Assets present at the place of sale; or Sublessor may, but shall not be required to, lease, otherwise dispose of or keep idle all or part of the Lease Assets and Sublessor may use Sublessee's premises for the foregoing without liability for rent, costs, damages or otherwise. Sublessor may also exercise any and all available remedies under any collateral assignment of lease made by Sublessee to Sublessor or Lessor including, without limitation, the Collateral Assignments of Lease, including (but not limited to) selling, transferring or assigning the leasehold estate created by the Ground Leases or the Premises Leases. The proceeds of sale, lease or other disposition, if any, shall be applied in the following order of priorities: (1) to pay Sublessee's pro rata share of any amounts owed by Sublessor to Lessor under the Master Lease; then (2) to pay all of Sublessor's costs, charges and expenses incurred in taking, removing, holding, repairing and selling, leasing or otherwise disposing of Lease Assets; then, (3) to the extent not previously paid by Sublessee, to pay Sublessor all sums due from Sublessee hereunder; and (4) any surplus shall be paid to Sublessee. Sublessee shall pay any deficiency in clauses (1), (2) and (3) forthwith. Upon the occurrence of any Default hereunder, Sublessor shall have a period of twenty-four (24) months in which to sell the Equipment and Leasehold Improvements on site at the Lease Assets Locations which are Fee Properties. During such period, Sublessee shall continue to insure and maintain the Lease Assets as provided herein (but shall not be required to pay Rent with respect thereto) and shall provide Sublessor and its authorized representatives and prospective purchasers access to the Lease Assets for remarketing purposes.

     (c) In addition to the foregoing rights, after a Default, Sublessor may, by notice to Sublessee, rescind or terminate this Agreement as to any or all of the Lease Assets; provided, however, that (1) no reletting, reentry or taking possession of any of the Lease Assets by Sublessor shall be construed as an election on Sublessor's part to terminate this Agreement, (2) notwithstanding any reletting, reentry, or taking of possession, Sublessor may at any time thereafter elect to terminate this Agreement for a continuing Default, and (3) no agreement accepting a surrender of any or all of the Lease Assets shall be valid unless the same be made in writing and executed by the Sublessor.

     (d) After a Default, Sublessor may, at its option, elect not to terminate this Agreement and continue to collect all Rent payments and other amounts due hereunder and enforce Sublessee's obligations hereunder as and when the same become due, or are to be performed, provided that it does not require Sublessee to return any of the Lease Assets or to pay the amounts specified in the first sentence of Section XI(b) hereof; and at the option of Sublessor, upon any abandonment of the Lease Assets by Sublessee or reentry of same by Sublessor, Sublessor may, at its sole discretion, make necessary repairs in order to relet the Leased Assets, and relet the Leased Assets (or any part thereof) for such term or terms (which may be for a term extending beyond the Term of this Agreement) and at such rental or rentals, and upon such other terms and conditions as Sublessor in its discretion shall deem advisable; and upon such reletting, all rentals actually received by Sublessor shall be applied to Sublessee's obligations hereunder in the order set forth in the sixth sentence of Section XI(b) hereof. Anything in this Agreement or applicable law to the contrary notwithstanding Sublessor shall have no obligation to relet the Lease Assets after a Default.

     (e) After a Default, and only if Sublessee fails to pay the amounts specified in the first sentence of Section XI(b) hereof, separate suits may be brought to collect any damages for any periods, and such suits shall not in any manner prejudice Sublessor's right to collect any such damages for any subsequent periods, or Sublessor may defer any such suits until after the expiration of the Term, in which event the right to bring such suits shall not be deemed to have accrued until the end of the Term.

     (f) After a Default, and only if Sublessee fails to pay the amounts specified in the first sentence of Section XI(b) hereof, Sublessor may, as a matter of right and without notice to Sublessee, and without regard to the value of the Lease Assets or the solvency of Sublessee, apply to any court having jurisdiction to appoint a receiver or receivers of the Lease Assets, and Sublessee irrevocably consents to any such appointment. Any such receiver(s) shall have all of the usual powers of receivers in similar cases and all of the powers and duties of Sublessor in case of entry, and shall continue to have such powers until confirmation of the sale of the Lease Assets, unless such receivership is sooner terminated.

     (g) After a Default, and only if Sublessee fails to pay the amounts specified in the first sentence of Section XI(b) hereof, Sublessor may require any subtenant or other person in possession of any or all of the Lease Assets to attorn to Sublessor, in which event Sublessor shall undertake the obligations of Sublessee under any sublease; provided, however, that Sublessor shall not be liable for any amounts paid by a subtenant to Sublessee or for any defaults by Sublessee.

     (h) The foregoing remedies are cumulative, and any or all thereof may be exercised in lieu of or in addition to each other or any remedies which may be available at law, in equity, or under statute and Sublessor may exercise any or all such remedies to enforce the terms hereof or recover damages for breach hereof. Sublessee waives notice of sale or other disposition (and the time and place thereof), and the manner and place of any advertising. If permitted by law, Sublessee shall pay reasonable attorney's fees actually incurred by Sublessor in enforcing the provisions of this Agreement and any ancillary documents. Waiver of any Default shall not be a waiver of any other or subsequent Default.

     (i) Any Default under the terms of this Agreement may be declared by Sublessor a default under any other agreement between Sublessor and Sublessee.

WAIVER OF CERTAIN RIGHTS. IF THIS AGREEMENT OR ANY SCHEDULE SHALL BE TERMINATED AS HEREIN ABOVE SET FORTH, SUBLESSEE WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, (A) ANY NOTICE OF RE-ENTRY OR THE INSTITUTION OF LEGAL PROCEEDINGS TO OBTAIN RE-ENTRY OR REPOSSESSION; (B) ANY RIGHT OF REDEMPTION, RE-ENTRY OR REPOSSESSION; AND (C) THE BENEFIT OF ANY LAW NOW OR HEREAFTER EXEMPTING PROPERTY FROM LIABILITY FOR RENT OR FOR DEBT OR LIMITING LESSOR WITH RESPECT TO THE ELECTION OF REMEDIES.


XII.  ASSIGNMENT; SUB-LETTING:

     (a) EXCEPT AS EXPRESSLY PROVIDED HEREIN (INCLUDING, WITHOUT LIMITATION, SUBLEASING A PORTION OF ANY REAL ESTATE FOR OPERATION OF AN "EINSTEIN BROS. BAGELS" OR "NOAH'S NEW YORK BAGELS" LOCATION), SUBLESSEE SHALL NOT ASSIGN, MORTGAGE, SUBLET OR HYPOTHECATE ANY LEASE ASSETS OR THE INTEREST OF SUBLESSEE HEREUNDER WITHOUT THE PRIOR WRITTEN CONSENT OF SUBLESSOR WHICH MAY BE WITHHELD IN SUBLESSOR'S SOLE AND ABSOLUTE DISCRETION.

     (b) Subject always to the foregoing, this Agreement inures to the benefit of, and is binding upon, the successors and assigns of the parties hereto.


XII.  NET LEASE; NO SET-OFF, ETC.:

     This Agreement is a net lease. Sublessee's obligation to pay Rent and other amounts due hereunder shall be absolute and unconditional. Sublessee shall not be entitled to any abatement or reductions of, or set-offs against, said Rent or other amounts, including, without limitation, those arising or allegedly arising out of claims (present or future, alleged or actual, and including claims arising out of strict liability in tort or negligence of Sublessor) of Sublessee against Sublessor under this Agreement or otherwise. This Agreement shall not terminate and the obligations of Sublessee shall not be affected by reason of any defect in or damage to, or loss of possession, use or destruction of, any Lease Assets from whatsoever cause. It is the intention of the parties that Rents and other amounts due hereunder shall continue to be payable in all events in the manner and at the times set forth herein unless the obligation to do so shall have been terminated pursuant to the express terms hereof.


XIV.  INDEMNIFICATION:

     (a) Sublessee hereby agrees to indemnify, save and keep harmless Sublessor and its Affiliates, successors and assigns, directors, officers, employees and agents, from and against any and all losses, damages, penalties, injuries, claims, actions and suits, including legal expenses, of whatsoever kind and nature, in contract or tort, and including, but not limited to, Sublessor's strict liability in tort, arising out of (i) the selection, manufacture, purchase, construction, acceptance or rejection of Lease Assets, the ownership of Lease Assets during the Term, and the delivery, lease, possession, maintenance, uses, condition, return or operation of the Lease Assets (including, without limitation, latent and other defects, whether or not discoverable by Sublessor or Sublessee and any claim for patent, trademark or copyright infringement or environmental damage), or (ii) the condition of Lease Assets sold or disposed of after use by Sublessee or employees of Sublessee; provided, however, that Sublessee shall have no obligation hereunder to Sublessor or its agents, employees, successors and assigns to the extent that any of the foregoing results from the gross negligence or willful misconduct of Sublessor. Sublessee shall, upon request, defend any actions based on, or arising out of, any of the foregoing.

     (b) Sublessee shall defend, indemnify and hold harmless Sublessor and its Affiliates, successors and assigns, directors, officers, employees and agents, from and against any Environmental Claim or Environmental Loss and Sublessee shall fully and promptly pay, perform and discharge any such Environmental Claim or Environmental Loss; provided, however, that Sublessee shall have no obligation hereunder with respect to any Environmental Claim or Environmental Loss (i) to the extent any of the foregoing arises from the gross negligence or willful misconduct of Sublessor or any of its Affiliates or (ii) for any use, generation, storage, Environmental Emission, or presence in violation of any Environmental Laws of any Contaminant initially introduced onto a Lease Assets Location after (x) Sublessor's exercise of its remedies of repossession or dispossession pursuant to Section XI hereof with respect to such Lease Assets Location, or (y) the return or surrender of the Real

Estate at such Lease Assets Location by Sublessee in accordance with Section X hereof.

          As used herein,

          (1) "Adverse Environmental Condition" shall refer to (i) the existence or the continuation of the existence, of an Environmental Emission (including, without limitation, a sudden or non-sudden accidental or non-accidental Environmental Emission), of, or exposure to, any Contaminant, odor or audible noise in violation of any applicable Environmental Law, at, in, by, from or related to any Lease Assets, (ii) the environmental aspect of the transportation, storage, treatment or disposal of materials in connection with the operation of any Lease Assets in violation of any applicable Environmental Law, or (iii) the violation, or alleged violation, of any Environmental Law connected with any Lease Assets.

          (2) "Affiliate" shall refer, with respect to any given Person, to any Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

          (3) "Contaminant" shall refer to those substances which are regulated by or form the basis of liability under any Environmental Law, including, without limitation, asbestos, polychlorinated biphenyls ("PCBs"), and radioactive substances.

          (4) "Environmental Claim" shall refer to any accusation, allegation, notice of violation, claim, demand, abatement or other order or direction (conditional or otherwise) by any governmental authority or any Person for personal injury (including sickness, disease or death), tangible or intangible property damage, damage to the environment or other adverse effects on the environment, or for fines, penalties or restrictions, resulting from or based upon any Adverse Environmental Condition.

          (5) "Environmental Emission" shall refer to any actual or threatened release, spill, omission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any of the Lease Assets, including, without limitation, the movement of any Contaminant or other substance through or in the air, soil, surface water, groundwater, or property.

          (6) "Environmental Law" shall mean any Federal, foreign, state or local law, rule or regulation pertaining to the protection of the environment, including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. Section 9601 et seq.), the Hazardous Material Transportation Act (49 U.S.C. Section 1801 et seq.), the Federal Water Pollution Control Act (33 U.S.C. Section 1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C.
     Section 6901 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 1361 et seq.), and the Occupational Safety and Health Act (19 U.S.C. Section 651 et seq.), as these laws have been or may hereafter be amended or supplemented, and any analogous foreign, Federal, state or local statutes, and the regulations promulgated pursuant thereto.

          (7) "Environmental Loss" shall mean any loss, cost, damage, liability, deficiency, fine, penalty or expense (including, without limitation, reasonable attorneys' fees, engineering and other professional or expert fees), investigation, removal, cleanup and remedial costs (voluntarily or involuntarily incurred to the extent required by Environmental Laws) and damages to, loss of the use of or decrease in value of the Lease Assets arising out of or related to any Adverse Environmental Condition.

          (8) "Person" shall include any individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority, or other entity of whatever nature.

     (c) All of Sublessor's rights, privileges and indemnities contained in this Section shall survive the expiration or other termination of this Agreement and the rights, privileges and indemnities contained herein are expressly made for the benefit of, and shall be enforceable by Sublessor and its successors and assigns.


XV.  DISCLAIMER:

     (a) SUBLESSEE ACKNOWLEDGES THAT IT HAS SELECTED THE LEASE ASSETS WITHOUT ANY ASSISTANCE FROM SUBLESSOR OR ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. SUBLESSOR DOES NOT MAKE, HAS NOT MADE, NOR SHALL BE DEEMED TO MAKE OR HAVE MADE, ANY WARRANTY OR

REPRESENTATION, EITHER EXPRESS OR IMPLIED, WRITTEN OR ORAL, WITH RESPECT TO THE EQUIPMENT SUBLEASED HEREUNDER OR ANY COMPONENT THEREOF, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY AS TO DESIGN, COMPLIANCE WITH SPECIFICATIONS, QUALITY OF MATERIALS OR WORKMANSHIP, MERCHANTABILITY, FITNESS FOR ANY PURPOSE, USE OR OPERATION, SAFETY, PATENT, TRADEMARK OR COPYRIGHT INFRINGEMENT, OR TITLE. All such risks, as between Sublessor and Sublessee, are to be borne by Sublessee. Without limiting the foregoing, Sublessor shall have no responsibility or liability to Sublessee or any other person with respect to any of the following
(i) any liability, loss or damage caused or alleged to be caused directly or indirectly by any Lease Assets, any inadequacy thereof, any deficiency or defect (latent or otherwise) therein, or any other circumstance in connection therewith; (ii) the use, operation or performance of any Lease Assets or any risks relating thereto; (iii) any interruption of service, loss of business or anticipated profits or consequential damages; or (iv) the delivery, operation, servicing, maintenance, repair, improvement or replacement of any Lease Assets. If, and so long as, no Default exists under this Agreement, Sublessee shall be, and hereby is, authorized during the term of this Agreement to assert and enforce, at Sublessee's sole cost and expense, from time to time, in the name of and for the account of Sublessor and/or Sublessee, as their interests may appear, whatever claims and rights Sublessor may have against any supplier of the Lease Assets. In no event shall Lessor be deemed to be a supplier of Lease Assets for purposes of this Section XV(a).

     (b) In the absence of a Default under this Agreement or a Lease Default (as hereinafter defined) and subject to the provisions of Sections I(e) and I(f) hereof, neither Sublessor nor any person acting by, through or under Sublessor, shall take any actions to interfere with Sublessee's quiet enjoyment of the Lease Assets during the Term.

     (c) Sublessee acknowledges and agrees that Sublessor assumes no obligation or liability with respect to this Agreement or the delivery of any document referred to herein, and Sublessee agrees that it shall look solely to Sublessor for the performance of such obligations, except in the event that Sublessee, upon the direction of Lessor, shall attorn to such Lessor as lessor under this Sublease or Lessor has otherwise assumed Sublessor's responsibilities hereunder.


XVI.  REPRESENTATIONS, WARRANTIES AND COVENANTS OF SUBLESSEE:

     Sublessee hereby represents, warrants and covenants to Sublessor that on the date hereof and on the date of execution of each Schedule:

     (a) Sublessee has adequate power and capacity to enter into, and perform under, this Agreement and all related documents (together, the "Documents") and is duly qualified to do business wherever necessary to carry on its present business and operations, including the jurisdictions where the Equipment or other Lease Assets are (or are to be) located.

     (b) The Documents have been duly authorized, executed and delivered by Sublessee and constitute valid, legal and binding agreements, enforceable in accordance with their terms, except to the extent that the enforcement of remedies therein provided may be limited under applicable bankruptcy and insolvency laws.

     (c) No approval, consent or withholding of objections is required from any governmental authority or instrumentality with respect to the entry into or performance by Sublessee of the Documents except such as have already been obtained.

     (d)  The entry into and performance by Sublessee of the Documents will not:
(i) violate any judgment, order, law or regulation applicable to Sublessee or any provision of Sublessee's articles of incorporation, charter or by-laws, if Sublessee is a corporation, or Sublessee's partnership agreement, if Sublessee is a partnership, or Sublessee's certificate of formation and operating agreement, if Sublessee is a limited liability company; or (ii) result in any breach of, constitute a default (which breaches or default would have, individually or in the aggregate, a material adverse effect) under or result in the creation of any lien, charge, security interest or other encumbrance upon any Lease Assets pursuant to any agreement, indenture, mortgage, deed of trust, bank loan or credit agreement or other instrument (other than this Agreement) to which Sublessee is a party.

     (e) There are no suits or proceedings pending or threatened in court or before any commission, board or other administrative agency against or affecting Sublessee, which will adversely affect the ability of Sublessee to fulfill its obligations under this Agreement.

     (f) Sublessee is a corporation, limited liability company or partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the State of its organization (specified in the first sentence of this Sublease).

     (g) The Equipment accepted under any Certificate of Acceptance is and will remain tangible personal property, regardless of the degree of its annexation to any real property and shall not by reason of any installation in, or affixation to, real or personal property become a part thereof. Any Leasehold Improvements which do not constitute personal property shall be affixed only to the real property leased to

Sublessee pursuant to Ground Leases or Premises Leases which have been duly and validly collaterally assigned to Lessor or Sublessor.

     (h) The Lease Assets will at all times be used for commercial or business purposes.

     (i) Sublessee is in compliance in all material respects with all applicable Environmental Laws with respect to the Real Estate and each Lease Assets Location where Leasehold Improvements are located and, to Sublessee's knowledge, no circumstances exist which would prevent or interfere with such compliance. Except as set forth in any Phase I environmental audit delivered to Lessor and Sublessor in connection with the acquisition of Real Estate after the date hereof, to the knowledge of Sublessee, (1) there are no pending or threatened Environmental Claims related to any of the Real Estate or any of the Lease Assets Locations where Leasehold Improvements are located which, if adversely determined, would have a material adverse effect on Sublessee, (2) no Contaminants are present on any of the Real Estate or Lease Assets Locations where Leasehold Improvements are located other than such materials as (i) are handled or stored in accordance with all applicable Environmental Laws, or (ii) would not require the conduct of investigative or remedial action pursuant to Environmental Laws, and (3) Sublessee has not transported, disposed of, or arranged for the disposal of any Contaminants on any of the Real Estate or Lease Assets Locations where Leasehold Improvements are located except (i) in accordance with all applicable Environmental Laws, or (ii) in concentrations or conditions which would not require the conduct of investigative or remedial action pursuant to Environmental Laws.

     (j) The current and proposed use of the Real Estate is authorized under all applicable laws and regulations which, absent such authorization, would have a material adverse effect on the operations of Sublessee, and Sublessee has obtained all licenses and permits necessary for the operation of each unit of Real Estate and each Lease Assets Location as a "Boston Market" or "Boston Carver" location. Sublessee shall not modify or rescind any such licenses or permits or take any action which would cause the loss of such licenses or permits. Sublessee shall take all action to obtain all necessary extensions or renewals of such licenses and permits.

     (k) Each unit of Real Estate is connected to and serviced by all water, sewage, disposal, gas and electrical facilities necessary for the operation of such unit of Real Estate.

     (l) There are no claims for payment for labor performed or materials furnished to any of the Real Estate which could give rise to a mechanic's lien or materialman's lien on such Real Estate except those being contested in good faith, for which Sublessee has obtained a bond pending appeal.

     (m) All Leasehold Improvements and Fee Improvements have been constructed in a good and workmanlike manner, substantially in accordance with (1) approved prototype plans, (2) all land use and construction permits and approvals and (3) all applicable laws and regulations, including all zoning rules and the Americans with Disabilities Act.

     (n) Sublessee represents to Sublessor that it has good title to the Equipment and/or the Leasehold Improvements described in any Bill of Sale delivered hereunder, free and clear of all liens and encumbrances (subject only to Sublessor's security interest therein and to Permitted Liens). In the event Sublessor determines that such representation as to title by Sublessee shall prove untrue in any material respect, then, within five (5) days of written notice from Sublessor to Sublessee of such occurrence (the date on which Sublessee receives such notice from Sublessor is referred to as the "Notice Date"), Sublessee shall either (i) purchase all units of the Equipment (the "Affected Equipment") with respect to which such representation is untrue for a purchase price equal to the then Stipulated Loss Value of such units of the Affected Equipment or (ii) if Sublessor requires, replace such Equipment pursuant to Section V(f) hereof.

     (o) Sublessee is not an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.


XVII.  OWNERSHIP FOR TAX PURPOSES, ETC.; GRANT OF SECURITY INTEREST; USURY
       SAVINGS:

     (a) For income tax purposes, Sublessor will treat Sublessee as the owner of the Lease Assets. Accordingly, Sublessor agrees (i) to treat Sublessee as the owner of the Lease Assets on its Federal income tax return, (ii) not to take actions or positions inconsistent with such treatment on or with respect to its Federal income tax return, and not claim any tax benefits available to an owner of the Lease Assets on or with respect to its Federal income tax return. The foregoing undertakings by Sublessor shall not be violated by Sublessor's taking a tax position through inadvertence so long as such inadvertent tax position is reversed by Sublessor promptly upon its discovery. Sublessor shall in no event be liable to Sublessee if Sublessee fails to secure any of the tax benefits available to the owner of the Lease Assets. It is the intent of the parties hereto that: (i) for the purposes of Sublessee's financial reporting, the transaction contemplated hereby shall be treated by Sublessee as an operating lease from Sublessor to Sublessee, (ii) for other purposes, including Federal and state income tax, bankruptcy and Uniform Commercial Code purposes (1) Sublessee shall be treated as the owner of the Lease Assets, (2) this Agreement grants a security interest or lien, as the case may be, in the Lease Assets and other collateral to

Sublessor, and (3) the obligations of Sublessee to pay Rent shall be treated as payments of principal and interest to Sublessor by Sublessee.

     (b) In order to secure the prompt payment of the Rent and all of the other amounts from time to time outstanding hereunder and with respect to the Schedules, and the performance and observance by Sublessee of all the agreements, covenants and provisions hereof and thereof (including, without limitation, all of the agreements, covenants and provisions hereof that are incorporated in the Schedules):

          (1) Sublessee hereby grants to Sublessor a security interest in the Equipment and Leasehold Improvements subleased hereunder, together with all additions, attachments, accessories and accessions thereto whether or not furnished by the supplier of the Equipment or Leasehold Improvements and any and all substitutions or replacements therefor, in each such case in which Sublessee shall from time to time acquire an interest, and any and all insurance and/or other proceeds (but without Sublessee having any power of sale) of the property in and against which a security interest is granted hereunder;

          (2) to the extent the Equipment and Leasehold Improvements may constitute or be deemed to be Sublessee's inventory (the "Inventory"), Sublessee hereby grants to sublessor a security interest in such Inventory, which shall mean all Equipment and Leasehold Improvements offered or furnished under any contract of service or intended for sale or lease, any and all additions, attachments, accessories and accessions thereto, any and all substitutions, replacements or exchanges therefor, any and all leases, subleases, rentals, accounts and contracts with respect to the Equipment and Leasehold Improvements which may now exist or hereafter arise, together with all rights thereunder and all rental and other payments and purchase options due and to become due thereunder, any and all sales proceeds payable for such property, all insurance, bonds and/or other proceeds of the property and all returned or repossessed Equipment and Leasehold Improvements now or at any time or times hereafter in the possession or under the control of Sublessee or Sublessor;

          (3) Sublessee hereby grants to Sublessor a security interest in, and assigns, sets over and transfers to Sublessor, its successors and assigns, all (except as otherwise provided herein) of its right, title and interest in and to each Ground Lease and Premises Lease and all extensions and renewals thereof; and, in furtherance thereof, shall execute and deliver to Sublessor a Collateral Assignment of Lease with respect to each Ground Lease and Premises Lease; provided, however, that Sublessee shall continue to pay and perform all obligations required to be paid and performed by Sublessee, pursuant to the Ground Leases and Premises Leases notwithstanding such assignment for collateral security purposes; and provided, further, that Sublessor shall not exercise its rights hereunder unless and until a Default or event which, with notice or the lapse of time or both, would constitute a Default hereunder has occurred and is continuing.

          (4) Upon Sublessee's request, and upon receipt from Lessor of documentation acceptable to Sublessor, Sublessor shall at such time as all of the obligations with respect to Lease Assets under this Agreement have been indefeasibly paid or performed in full (including, without limitation, the payment in full of all amounts required pursuant to the first sentence of
Section XI(b) hereof) execute and deliver termination statements and other appropriate documentation reasonably requested by Sublessee, all at Sublessee's expense, to evidence Sublessor's release of its security interest in such Lease Assets and the related Inventory.

          (5) Notwithstanding anything to the contrary set forth herein, the parties acknowledge and agree that (a) solely with respect to any Schedule describing Lease Assets located in any of the States of California, Florida, Tennessee or Maryland (each such Schedule being hereinafter referred to as an "Allocated Schedule" and, collectively, as the "Allocated Schedules"), the security interest granted herein with respect to any collateral described in an Allocated Schedule or relating to the Lease Assets described in such Allocated Schedule separately shall secure only the prompt payment and performance of the obligations of Sublessee pursuant to such separate Allocated Schedule (including the provisions of this Agreement to the extent incorporated by reference in such separate Allocated Schedule), and (b) any Collateral Assignment of Lease executed and delivered by Sublessee in connection with a Ground Lease or Premises Lease of property located in the States of California, Florida, Tennessee or Maryland shall secure only the prompt payment and performance of the obligations of Sublessee pursuant to the Allocated Schedule describing the Lease Assets located at such property.

     (c) To the extent that any Uniform Commercial Code financing statement filed pursuant to this Agreement inadvertently covers property which Sublessee specifically identifies and demonstrates, to the reasonable satisfaction of Sublessor, is not intended to be subject to the security interest granted pursuant to this Agreement, Sublessor shall, at Sublessee's sole cost and expense, execute such instruments as are provided to it by Sublessee and as reasonably may be necessary to release such property from such financing statements, without representation or warranty, except that such property is free and clear of any liens in favor of Sublessor or arising by reason of any act or omission of Sublessor.

     (d) It is the intention of the parties hereto to comply with any applicable usury laws to the extent that any Schedule is determined to be subject to such laws; accordingly, it is agreed that, notwithstanding any provision to the contrary in any Schedule or the Agreement, in no event shall any Schedule require the payment or permit the collection of interest in excess of the maximum amount permitted by applicable law. If any such excess interest is contracted for, charged or received under any Schedule or the Agreement, or in the event that all of the principal balance shall be prepaid, so that under any of such circumstances the amount of interest contracted for, charged or received under any Schedule or the Agreement shall exceed the maximum amount of interest permitted by applicable law, then in such event (1) the provisions of this paragraph shall govern and control, (2) neither Sublessee nor any other person or entity now or hereafter liable for the payment hereof shall be obligated to pay the amount of such interest to the extent that it is in excess of the maximum amount of interest permitted by applicable law, (3) any such excess which may have been collected shall be either applied as a credit against the then unpaid principal balance or refunded to Sublessee, at the option of the Sublessor, and (4) the effective rate of interest automatically shall be reduced to the maximum lawful contract rate allowed under applicable law as now or hereafter construed by the courts having jurisdiction thereof. It is further agreed that without limitation of the foregoing, all calculations of the rate of interest contracted for, charged or received under any Schedule or the Agreement which are made for the purpose of determining whether such rate exceeds the maximum lawful contract rate, shall be made, to the extent permitted by applicable law, by amortizing, prorating, allocating and spreading in equal parts during the period of the full stated term of the indebtedness evidenced hereby, all interest at any time contracted for, charged or received from Sublessee or otherwise by Sublessor in connection with such indebtedness; provided, however, that if any applicable state law is amended or the law of the United States of America preempts any applicable state law, so that it becomes lawful for Sublessor to receive a greater interest per annum rate than is presently allowed, Sublessee agrees that, on the effective date of such amendment or preemption, as the case may be, the lawful maximum hereunder shall be increased to the maximum interest per annum rate allowed by the amended state law or the law of the United States of America (but not in excess of the interest rate contemplated hereunder).


XVIII.  END OF SUBLEASE OPTIONS.

     Upon the expiration of the Basic Term or any Renewal Term, as applicable, of each Schedule, Sublessee shall, provided Sublessee is not then in default under this Agreement, return, or purchase, or renew (if applicable) the Term with respect to, all (but not less than all) of the Lease Assets (i) subleased under all Schedules executed hereunder during any calendar year (if Sublessee returns the Lease Assets) or (ii) subleased under all Schedules of a particular series executed hereunder during any calendar year if Sublessee elects to purchase, or renew the Term with respect to, the Lease Assets) (the Schedules having the same Maximum Sublease Term executed hereunder during each calendar year shall be designated as being Schedules of a particular series) upon the following terms and conditions. The parties acknowledge and agree that the options set forth in Section XVIII(c) hereof are exercisable by

Sublessee with respect to all (but not less than all) of the Lease Assets leased under all Schedules executed hereunder during any calendar year and the options set forth in Sections XVIII(a), (b), and (d) hereof are exercisable by Sublessee with respect to all (but not less than all) of the Lease Assets leased under all Schedules of a particular series executed hereunder during any calendar year and that the options applicable with respect to the first Schedule of such series automatically shall be applicable with respect to all Schedules of such series.

     (a) Extension. So long as Sublessee shall not have exercised its option to return the Lease Assets, or its purchase option pursuant to this Section, and provided that Sublessee shall have exercised its option to renew this Agreement pursuant to this Section with respect to all applicable Renewal Terms, with Sublessor's and Lessor's prior written consent (which consent may be withheld at their sole discretion) Sublessee shall have the option, upon the expiration of the applicable Renewal Term of the first Schedule of a particular series to be executed under this Agreement, to extend the Agreement with respect to all, but not less than all, of the Lease Assets leased under all Schedules of such series for an additional term of one (1) year (the "Extension Term") at a quarterly rental to be paid in arrears on the same day of each quarter on which the prior Renewal Term Rent installment was paid, and calculated as the product of (i) the Capitalized Sublessor's Cost, times (ii) a lease rate factor calculated by Sublessor, which when so multiplied times the Capitalized Sublessor's Cost, will result in a product that is equal to the amount necessary fully to repay to Sublessor any unpaid balance of the Capitalized Sublessor's Cost (determined as of the date on which such Renewal Term expired), together with interest thereon at the Interest Rate, in four (4) equal quarterly installments. At the end of the Extension Term, provided that Sublessee is not then in Default under this Agreement or any other agreement between Sublessor and Sublessee, Sublessee shall purchase all, and not less than all, such Lease Assets, for $1.00 cash, together with all Rent and other sums then due on such date, plus all taxes and charges upon transfer and all other reasonable and documented expenses incurred by Sublessor in connection with such transfer. Upon satisfaction of the conditions specified in this Paragraph, and upon receipt from Lessor of documentation acceptable to Sublessor, Sublessor will transfer to the purchaser of such Lease Assets, on an AS IS, WHERE IS BASIS, without recourse to or warranty from Sublessor, express or implied, of any kind whatsoever ("AS IS BASIS"), all of Sublessor's interest in and to such Lease Assets and assign Sublessee's rights under the applicable Ground Leases and Premises Leases. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of such Lease Assets and any other matters (except that Sublessor shall warrant that it has conveyed whatever interest it received in such Lease Assets free and clear of any lien or encumbrance created by Sublessor). Sublessor shall, at Sublessee's expense, execute and deliver to Sublessee such Uniform Commercial Code statements of termination and other documents and instruments as reasonably may be required in order to terminate or convey any interest of Sublessor in and to such Lease Assets.

     (b) Renewal. So long as Sublessee shall not have exercised its option to return the Lease Assets or its purchase option pursuant to this Section, and so long as Sublessor shall not have exercised its option to return the Lease Assets pursuant to Section XVIII(c) of the Master Lease, nor its purchase option pursuant to Section XVIII(d) thereof, Sublessee shall have the option, upon the expiration of the Basic Term of the first Schedule of a particular series executed hereunder, or the initial Renewal Term, as applicable, to renew the Agreement with respect to all, but not less than all, of the Lease Assets leased under all Schedules of such series, for the Renewal Term at the Renewal Term Rent. Including the Renewal Term, the maximum term of any Schedule of a particular series executed hereunder shall be the Maximum Sublease Term.

     (c) Return. Unless Sublessee shall have exercised its extension option or its purchase option pursuant to this Section, and so long as Sublessor shall not have exercised its option to return the Lease Assets pursuant to Section XVIII(c) of the Master Lease, nor its purchase option pursuant to Section XVIII(d) thereof, and subject to Sections XVIII(e) and (f) hereof, upon the expiration of the Term of each Schedule of a particular series executed hereunder, Sublessee shall return to Sublessor all (but not less than all) of the Lease Assets described on all Schedules of a particular series executed hereunder, upon the following terms and conditions: Sublessee shall (i) pay to Sublessor on the last day of the Term of this Agreement with respect to each individual Schedule of that particular series, in addition to the scheduled Rent then due on such date and all other sums then due hereunder, a terminal rental adjustment amount equal to the Sublessee's Obligation with respect to such Lease Assets, (ii) return the Lease Assets to Sublessor in accordance with Section X hereof, and (iii) assign the applicable Ground Leases and Premises Leases to Sublessor or its assignee. Thereafter, upon return of all of the Lease Assets described on all Schedules of such series, Sublessor and Sublessee shall arrange for the commercially reasonable sale, scrap or other disposition of such Lease Assets and the assignment of Sublessee's rights under the applicable Ground Leases and Premises Leases. Upon satisfaction of the conditions specified in this Paragraph, Sublessor will transfer to the purchaser of such Lease Assets, on an AS IS BASIS, all of Sublessor's interest in and to such Lease Assets and assign Sublessee's rights under the applicable Ground Leases and Premises Leases. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as the condition of such Lease Assets and other matters (except that Sublessor shall warrant that it has conveyed whatever interest it received in such Lease Assets free and clear of any liens or encumbrances created by Sublessor). Sublessor shall, at Sublessee's expense, execute and deliver to Sublessee such Uniform Commercial Code statements of termination and other documents and instruments, as reasonably may be required in order to terminate or convey any interest of Sublessor in and to such Lease Assets. Upon the sale, scrap or other disposition of such Lease Assets the net sales proceeds with respect to such Lease Assets sold will be paid to, and held and applied by, Sublessor as follows: Sublessor shall promptly thereafter pay to Sublessee an amount equal to the net proceeds, if any, of such sale (less all reasonable costs, expenses and fees, including storage, reasonable and necessary maintenance and other remarketing fees incurred by Sublessor in connection with the sale, scrap, or disposition of such Lease Assets) in excess of the Residual Risk Amount of such Lease Assets and applicable taxes, if any.

     (d) Purchase. So long as Sublessee shall not have exercised its extension option or its option to return the Lease Assets pursuant to this Section, and so long as Sublessor shall not have exercised its option to return the Lease Assets pursuant to Section XVIII(c) of the Master Lease, nor its purchase option pursuant to Section XVIII(d) thereof, and subject to Section XVIII(f) hereof, Sublessee shall have the option, upon the expiration of the Term of the first Schedule of a particular series, to purchase all (but not less than all) of the Lease Assets described on all Schedules of such series (other than any Real Estate not acquired pursuant to the Agency Agreement) upon the following terms and conditions: If Sublessee desires to exercise this option, Sublessee shall pay to Sublessor on the last day of the Term with respect to each individual Schedule of such series, in addition to the scheduled Rent (if any) then due on such date and all other sums then due hereunder, in cash the purchase price for the Lease Assets so purchased, determined as hereinafter provided. The purchase price of the Lease Assets shall be an amount equal to the Fixed Purchase Price of such Lease Assets, plus all taxes and charges upon sale and all other reasonable and documented expenses incurred by Sublessor in connection with such sale, including, without limitation, any such expenses incurred based on a notice from Sublessee to Sublessor that Sublessee intended to return any such items of Lease Assets. Upon satisfaction of the conditions specified in this Paragraph, and upon receipt from Lessor of documentation acceptable to Sublessor, Sublessor will transfer, on an AS IS BASIS, all of Sublessor's interest in and to such Lease Assets and release the applicable Collateral Assignment of Lease. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of such Lease Assets and other matters (except that Sublessor shall warrant that it has conveyed whatever interest it received in such Lease Assets free and clear of any lien or encumbrance created by Sublessor). Sublessor shall, at Sublessee's expense, execute and deliver to Sublessee such Uniform Commercial Code statements of termination and other documents and instruments, as reasonably may be required in order to terminate or convey any interest of Sublessor in and to such Lease Assets.

     (e) Sublessor's Return Option. In the event that Sublessor exercises its option to return the Lease Assets pursuant to Section XVIII(c) of the Master Lease,

Sublessee shall return the Lease Assets to Sublessor in accordance with Sections X and XVIII(c) hereof.

     (f) Purchase in Connection with Default Under the Master Lease. Within fifteen (15) days of Sublessee's receipt of written notice from Lessor that a default under the Master Lease (a "Master Lease Default") has occurred, Sublessee may, provided there has not occurred a Default under this Agreement, by written irrevocable notice to Lessor, indicate its intention to purchase Lessor's right, title and interest in the Lease Assets (other than any Real Estate not acquired pursuant to the Agency Agreement). Any such purchase must be completed no later than ninety (90) calendar days (the "Purchase Period") from the date Sublessee receives the written notice from Lessor of such Master Lease Default. The purchase price for such Lease Assets shall be an amount equal to the Stipulated Loss Value of such Lease Assets, plus all Rents (as such term is defined in the Master Lease) and other sums then due under the Master Lease with respect to such Lease Assets, plus the allocated portion of any breakage expense actually incurred by Lessor or any Participant (as such term is defined in the Master Lease) in connection with such Master Lease Default (allocated on the basis of the Capitalized Lessor's Cost of such Lease Assets to the Capitalized Lessor's Cost of all Lease Assets (as such term is defined in the Master Lease) lease pursuant to the Master Lease), plus all taxes and charges upon sale and all other reasonable and documented expenses incurred by Lessor in connection with such sale. Sublessee shall be unconditionally obligated to purchase such Lease Assets upon the expiration of the Purchase Period. Upon satisfaction of the conditons specified in this Paragraph, including payment to Lessor of all amounts required hereunder, Lessor will transfer to Sublessee, on an AS IS BASIS, all of Lessor's interest in and to such Lease Assets. Lessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of the Lease Assets and other matters (except that Lessor shall warrant that it has conveyed whatever interest it received in such Lease Assets free and clear of any lien or encumbrance created by Lessor). Lessor shall execute and deliver to Sublessee such Uniform Commercial Code statements of termination and other documents and instruments as reasonably may be required in order to terminate or convey any interest of Lessor in and to such Lease Assets.

     (g) Notice of Election. Sublessee shall give Sublessor written notice of its election of the options specified in this Section not less than two hundred and forty (240) days nor more than three hundred sixty-five (365) days before the expiration of the Basic Term or the Renewal Term of the first Schedule of a particular series to be executed under this Agreement. Such election shall be effective with respect to all Lease Assets described on all Schedules of such series. If Sublessee fails timely to provide such notice, without further action Sublessee automatically shall be deemed to have elected (1) to renew the term of this Agreement pursuant to Paragraph (b) of this Section if a Renewal Term is then available hereunder, or (2) to purchase the Lease Assets pursuant to Paragraph (d) of this Section if a Renewal Term is not then available hereunder.


XIX.  MISCELLANEOUS:

     (a) EACH OF SUBLESSOR AND SUBLESSEE HEREBY UNCONDITIONALLY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF, DIRECTLY OR INDIRECTLY, THIS SUBLEASE, ANY OF THE RELATED DOCUMENTS, ANY DEALINGS BETWEEN SUBLESSEE AND SUBLESSOR RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION OR ANY RELATED TRANSACTIONS, AND/OR THE RELATIONSHIP THAT IS BEING ESTABLISHED BETWEEN SUBLESSEE AND SUBLESSOR. The scope of this waiver is intended to be all encompassing of any and all disputes that may be filed in any court (including, without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims). THIS WAIVER IS IRREVOCABLE MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS LEASE, ANY RELATED DOCUMENTS, OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THIS TRANSACTION OR ANY RELATED TRANSACTION. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

     (b) Any cancellation or termination by Sublessor, pursuant to the provisions of this Agreement, any Schedule, supplement or amendment hereto shall not release Sublessee from any then outstanding obligations to Sublessor hereunder.

     (c) Time is of the essence of this Agreement. Sublessor's failure at any time to require strict performance by Sublessee of any of the provisions hereof shall not waive or diminish Sublessor's right thereafter to demand strict compliance therewith.

     (d) Sublessee agrees, upon Lessor's or Sublessor's request, to execute any instrument necessary or expedient for filing, recording or perfecting the interest of Lessor or Sublessor. Sublessor shall, to the extent reasonably requested by Sublessee, cooperate with Sublessee to allow Sublessee to obtain the contemplated tax benefits of this Agreement, including, without limitation, the filing of any statement with respect to any tax abatements or other requirements.

     (e) All notices required to be given hereunder shall be in writing, personally delivered, delivered by overnight courier service, sent by facsimile transmission (with confirmation of receipt), or sent by certified mail, return receipt requested, addressed to the other party at its respective address stated above or at such other address as such party shall from time to time designate in writing to the other party; and shall be effective from the date of receipt.

     (f) This Agreement and its exhibits, and any Schedule and Annexes thereto, and the Agency Agreement constitute the entire agreement of the parties with respect to the subject matter hereof. If there is any inconsistency between the terms of the Agency Agreement and this Agreement, this Agreement shall control. NO VARIATION OR MODIFICATION OF THIS AGREEMENT OR ANY WAIVER OF ANY OF ITS PROVISIONS OR CONDITIONS, SHALL BE VALID UNLESS IN WRITING AND SIGNED BY AN AUTHORIZED REPRESENTATIVE OF THE PARTIES HERETO. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

     (g) The representations, warranties and covenants of Sublessee herein shall be deemed to survive the closing hereunder. The acquisition and subleasing to Sublessee by Sublessor of specific Lease Assets shall be conditioned upon Sublessee providing to Sublessor such information with respect to Sublessee's financial condition as Sublessor may require, and Sublessor being satisfied that there shall have been no material adverse change in the business or financial condition of Sublessee from the date of execution hereof. The obligations of Sublessee under Sections III, X, XIV, XVIII(c) and XIX(k) hereof which accrue during the Term of this Agreement and obligations which by their express terms survive the termination of this Agreement, shall survive the termination of this Agreement.

     (h) In case of a failure of Sublessee to comply with any provision of this Agreement, Sublessor shall have the right, but shall not be obligated, to effect such compliance, in whole or in part; and all moneys spent and expenses and obligations incurred or assumed by Sublessor in effecting such compliance (together with interest thereon at the rate specified in Paragraph (i) of this Section) shall constitute additional Rent due to Sublessor within five (5) days after the date Sublessor sends notice to Sublessee requesting payment. Sublessor's effecting such compliance shall not be a waiver of Sublessee's default.

     (i) Any Rent or other amount not paid to Sublessor when due hereunder shall, in addition to the late charge as provided in Section II(b) hereof, bear interest, both before and after any judgment or termination hereof, at the lesser of eighteen percent (18%) per annum or the maximum rate allowed by law.

     (j) Any provisions in this Agreement and any Schedule which are in conflict with any statute, law or applicable rule shall be deemed omitted, modified or altered to conform thereto.

     (k) Sublessee agrees to pay on demand all reasonable costs and expenses incurred by Sublessor in connection with the preparation, execution, delivery, filing, recording, and administration of any of the Documents, including, without limitation, the reasonable fees and out-of-pocket expenses of counsel for Sublessor, and all costs and expenses, if any, in connection with the enforcement of any of the Documents. In addition, Sublessee shall pay any and all stamp and other taxes and fees payable or determined to be payable by Sublessor in connection with the execution, delivery, filing and recording of any of the Documents and the other documents to be delivered then under, and agrees to save Sublessor harmless from and against any and all liabilities with respect to or resulting from any delay attributed to Sublessee in paying or failing to pay such taxes and fees.

     (l) Sublessee agrees to pay on demand its pro-rata share of any interest paid by Sublessor to Lessor in connection with the pre-closing funding of the Participants' Purchase Price on the Funding Date (as such terms are defined in that certain Participation Agreement, dated as of the date hereof, among Lessor and the financial institutions now or hereafter specified therein (the "Participation Agreement")). In addition, if the funding by Lessor of the Capitalized Lessor's Cost (as defined in the Master Lease) of the Lease Assets on the Closing Date (as defined in the Participation Agreement) relating to such Funding Date does not occur on the Closing Date as a result of any failure to satisfy the conditions specified in Section I(c) hereof or Section I(c) of the Master Lease, then Sublessee agrees to pay on demand its pro rata share of any costs incurred by Sublessor as a result thereof.

     (m) Sublessee waives, and agrees that it will not assert against Lessor or Sublessor, or any successor or assignee of Lessor or Sublessor, any defense, set-off, recoupment, claim or counterclaim which Sublessee may at any time have against Lessor or Sublessor for any reason whatsoever.


XX.  CHOICE OF LAW; JURISDICTION:

     (a) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES OF SUCH STATE), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, REGARDLESS OF THE LOCATION OF THE LEASE ASSETS.

     (b)  Each party hereto irrevocably and unconditionally:

          (1) submits for itself and its property in any legal action or proceeding relating to this Sublease, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of any courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

          (2) consents that any such action or proceeding may be brought to such court, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or any objection that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

          (3) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address set forth in the Preamble hereto or referred to herein or at such other address of which the other parties hereto shall have been notified pursuant to
Section XIX(f); and

          (4) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction.


XXI.  CHATTEL PAPER:

      To the extent that any Schedule would constitute chattel paper, as such term is defined in the Uniform Commercial Code as in effect in any applicable jurisdiction, no security interest therein may be created through the transfer or possession of this Agreement in and of itself without the transfer or possession of the original of a Schedule executed pursuant to this Agreement and incorporating this Agreement by reference; and no security interest in this Agreement and a Schedule may be created by the transfer or possession of any counterpart of the Schedule other than the original thereof, which shall be identified as the document marked "Original" and all other counterparts shall be marked "Duplicate".

XXII.  EARLY TERMINATION:

     (a)  If Sublessor exercises its early termination option pursuant to
Section XXII(a) of the Master Lease, Sublessor shall provide thirty (30) days' prior written notice to Sublessee. Within twenty (20) days after receipt of such notice, Sublessee shall, in a written notice to Sublessor, specify whether Sublessee elects to purchase the Lease Assets (other than any Real Estate not acquired pursuant to the Agency Agreement) pursuant to Paragraph (ii) hereof, or to cause the Lease Assets to be sold to a third party pursuant to Paragraph (i) hereof.

          (i) If Sublessee elects to cause the Lease Assets to be sold to a third party, Sublessee shall cooperate with Sublessor in soliciting cash bids for the Lease Assets on an AS IS BASIS. Prior to the Termination Date (as defined in the Master Lease), Sublessee shall (1) certify to Sublessor any bids received by Sublessee and (2) pay to Sublessor the sum of (A) the Termination Value (calculated as of the Termination Date) for the Lease Assets, plus (B) all Rent and other sums due and unpaid as of the Termination Date, plus (C) any applicable Prepayment Premium (as defined in the Master Lease). Provided that all amounts due hereunder have been paid on or before the Termination Date, Sublessor and Sublessee shall sell the Lease Assets on an AS IS BASIS for cash to the bidder specified by Sublessor and Sublessor shall refund to Sublessee the proceeds of such sale (net of any related expenses incurred by Sublessor) up to the amount of the Termination Value. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of the Lease Assets and any other matters (except that Sublessor shall warrant that it has conveyed whatever interest it received in such Lease Assets free and clear of any lien or encumbrance created by, through or under Sublessor). If such sale is not consummated, no termination shall occur and (provided that no Default shall then have occurred and be continuing) Sublessor shall refund to Sublessee an amount equal to the sum of (A) the Termination Value and (B) any applicable Prepayment Premium (less any expenses incurred by Sublessor).

          (ii) If Sublessee elects to purchase such Lease Assets, on the Termination Date, Sublessee shall pay to Sublessor in cash the purchase price for such Lease Assets, determined as hereinafter provided. The purchase price of such Lease Assets shall be an amount equal to the sum of (A) the Termination Value (calculated as of the Termination Date) for the Lease Assets, plus (B) all taxes and charges upon sale, plus (C) all Rent and other sums due and unpaid as of the Termination Date, plus (D) any applicable Prepayment Premium (as defined in the Master Lease). Upon satisfaction of the conditions specified in this Paragraph (ii), Sublessor will transfer, on an AS IS BASIS, all of Sublessor's interest in and to the Lease Assets. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of such Lease Assets and other matters. Sublessor shall, at Sublessee's expense, execute and deliver to Sublessee such Uniform Commercial Code statements of termination and other documents and instruments, as reasonably may be required in order to terminate or convey any interest of Sublessor in and to the Lease Assets.

     (b) If Sublessor exercises its termination option pursuant to Section XXII(c) of the Master Lease, Sublessor shall provide thirty (30) days' prior written notice to Sublessee. Within twenty (20) days after receipt of such notice, Sublessee shall, in a written notice to Sublessor, specify whether Sublessee elects to purchase the Lease Assets (other than any Real Estate not acquired pursuant to the Agency Agreement) pursuant to Paragraph (ii) hereof, or to cause the Lease Assets to be sold to a third party pursuant to Paragraph (i) hereof.

          (i) If Sublessee elects to cause such Lease Assets to be sold to a third party, Sublessee shall cooperate with Sublessor in soliciting cash bids for the Lease Assets on an AS IS BASIS. Prior to the FAD Special Termination Date (as defined in the Master Lease), Sublessee shall (1) certify to Sublessor any bids received by Sublessee and (2) pay to Sublessor the sum of (A) the Termination Value (calculated as of the FAD Special Termination Date) for such Lease Assets, plus (B) all Rent and other sums due and unpaid as of the FAD Special Termination Date. Provided that all amounts due hereunder have been paid on or before the FAD Special Termination Date, Sublessor and Sublessee shall sell the Lease Assets on an AS IS BASIS for cash to the bidder specified by Sublessor and Sublessor shall refund to Sublessee the proceeds of such sale (net of any related expenses incurred by Sublessor) up to the amount of the Termination Value. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of the Lease Assets and any other matters (except that Sublessor shall warrant that it has conveyed whatever interest it received in such Lease Assets free and clear of any lien or encumbrance created by, through or under Sublessor). If such sale is not consummated, no termination shall occur and (provided that no Default shall then have occurred and be continuing) Sublessor shall refund to Sublessee an amount equal to the Termination Value (less any expenses incurred by Sublessor).

          (ii) If Sublessee elects to purchase such Lease Assets, on the Termination Date, Sublessee shall pay to Sublessor in cash the purchase price for such Lease Assets, determined as hereinafter provided. The purchase price of such Lease Assets shall be an amount equal to the sum of (A) the Termination Value (calculated as of the FAD Special Termination Date) for such Lease Assets, plus (B) all taxes and charges upon sale, plus (C) all Rent and other sums due and unpaid as of the FAD Special Termination Date. Upon satisfaction of the conditions specified in this Paragraph (ii), Sublessor will transfer, on an AS IS BASIS, all of Sublessor's interest in and to such Lease Assets. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of such Lease Assets and other matters. Sublessor shall, at Sublessee's expense, execute and deliver to Sublessee such Uniform Commercial Code statements of termination and other documents and instruments, as reasonably may be required in order to terminate or convey any interest of Sublessor in and to such Lease Assets.


               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, Sublessee and Sublessor have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

SUBLESSOR:                      SUBLESSEE:

BOSTON CHICKEN, INC.                [                       ]



By:                             By:
   --------------------------      -------------------------
Name:                           Name:
     ------------------------        -----------------------
Title:                          Title:
      -----------------------         ----------------------


     Receipt of this original counterpart of the foregoing Sublease Agreement is hereby acknowledged on this __ day of December, 1996.

     GENERAL ELECTRIC CAPITAL CORPORATION, FOR ITSELF AND
     AS AGENT FOR CERTAIN PARTICIPANTS


     By:  _________________________________
          Name Printed:
          Title:

                                 EXHIBIT NO. 1

                                   SCHEDULE

                       SCHEDULE SERIES NO.C-EQUIPMENT-1
                   DATED THIS ____ DAY OF ___________, 1996
           TO SUBLEASE AGREEMENT NO. 2 DATED AS OF DECEMBER __, 1996

Sublessor & Mailing Address:    Sublessee & Mailing Address:

BOSTON CHICKEN, INC.
14103 Denver West Parkway
Golden, Colorado 80401-4086

This Schedule is executed pursuant to, and incorporates by reference the terms and conditions of, and capitalized terms not defined herein shall have the meanings assigned to them in, the Sublease Agreement No. 2 identified above ("Agreement;" said Agreement and this Schedule being collectively referred to as "Sublease"). This Schedule, incorporating by reference the Agreement, constitutes a separate instrument of lease. This Schedule is designated as a Series C-Equipment Schedule.

A.     Lease Assets.

       Pursuant to the terms of the Sublease, Sublessor agrees to sublease to Sublessee the Lease Assets listed on Annex A attached hereto and made a part hereof.

B.     Financial Terms.

  (1)  Capitalized Sublessor's Cost:  $
  (2)  Basic Term Sublease Rate Factor: N/A
  (3)  Daily Sublease Rate Factor:        %.
  (4)  Basic Term:  Two (2) years.
  (5)  Basic Term Commencement Date:
  (6)  Lease Assets Location:  See attachment to Annex A
  (7)  Sublessee Federal Tax ID No.:
  (8)  Suppliers:  Various.
  (9)  Last Delivery Date:
  (10) Sublessee agrees and acknowledges that the Capitalized Sublessor's Cost of the Equipment as stated on the Schedule is equal to the fair market value of the Equipment on the date hereof plus ________% (______% of the additional _________% being herein called the "Transaction Costs").
  (11) Renewal Term:  Three (3) one-year terms.
  (12) Maximum Sublease Term:  Five (5) years.

  (13) Stipulated Loss Values:  See Annex D.
  (14) Termination Values:  See Annex D.

 .C.       Term and Rent.

     1. Interim Rent. For the period from and including the Sublease Commencement Date to the Basic Term Commencement Date ("Interim Period"), Sublessee shall pay as rent ("Interim Rent"), the product of the Daily Sublease Rate Factor times the Capitalized Sublessor's Cost of the Lease Assets times the number of days in the Interim Period. Interim Rent shall be due on ______________ (the "Interim Rent Payment Date").

     2. Basic Term and Renewal Term Rent. Commencing on January 1, 1997, and on the third day of each fiscal quarter of Sublessor thereafter (each, a "Rent Payment Date") during the Basic Term ("Basic Term Rent") and any Renewal Term ("Renewal Term Rent"), Sublessee shall pay as rent quarterly installments of principal and interest, in arrears, each installment in the principal amount specified on the attached Amortization Schedule together with interest on the Unamortized Principal Balance (specified on the attached Amortization Schedule) as of the immediately preceding Rent Payment Date (after application of the Rent paid on such date) at the Interest Rate for the Interest Period following such immediately preceding Rent Payment Date. Interest shall be calculated on the basis of a 360 day year for the actual number of days elapsed. Said Rent consists of principal and interest components, such principal components being as provided in the Amortization Schedule attached hereto.

     3. Contingent Rent. Contingent Rent calculated as hereinafter specified shall accrue on a quarterly basis and shall be payable by Sublessee to Sublessor upon return of the Lease Assets pursuant to Section XVIII(c) of the Sublease. As used herein, "Contingent Rent" shall be calculated as the product of (x) ninety-five percent (95%) of any per annum increase in the Consumer Price Index for all items as published by the Department of Labor Bureau of Economics and Statistics reported during the preceding calendar quarter, and (y) the Capitalized Sublessor's Cost of the Lease Assets; provided, however, that the maximum Contingent Rent shall not exceed that amount calculated as twenty percent (20%) of the Capitalized Sublessor's Cost of the Lease Assets.

     As used herein, the following terms shall have the following meanings:

     "Interest Period" shall mean the period beginning on the Sublease Commencement Date and ending on the next Rent Payment Date (provided, however, that if such Rent Payment Date is not a Business Day, then the Interest Period shall end on the immediately preceding Business Day), and each subsequent quarterly period ending on the next Rent Payment Date (provided, however, that if such Rent Payment Date is not a Business Day, then the Interest Period shall end on the immediately preceding Business Day).

     "Interest Rate" shall mean that percentage per annum calculated as the sum of (a) the LIBOR Rate redetermined quarterly, plus (b) 385 basis points (or 485 basis points during any Extension Term).

     "LIBOR Rate" shall mean, with respect to any Interest Period occurring during the term of the Sublease, an interest rate per annum equal at all times during such Interest Period to the quotient of (1) the rate per annum as determined on the basis of the average of offered rates for deposits in U.S. dollars for ninety (90) days, which appears on Telerate Page 3750 as of 11:00 a.m., London, England time on the date that is two (2) Business Days prior to the first day of such Interest Period, divided by (2) a number equal to 1.00 minus the aggregate (without duplication) of the rates (expressed as a decimal fraction) of the LIBOR Reserve Requirements current on the date that is two (2) Business Days prior to the first day of the Interest Period; provided, however, that if Telerate Page 3750 is not available, then the Rueters Rate shall be used in lieu thereof.

     "LIBOR Reserve Requirements" shall mean the daily average for the applicable Interest Period of the maximum rate applicable to Lessor or its Participants at which reserves (including, without limitation, any supplemental, marginal and emergency reserves) are imposed during such Interest Period by the Board of Governors of the Federal Reserve System (or any successor) on "Eurocurrency liabilities", as defined in such Board's Regulation D (or in respect of any other category of liabilities that include deposits by reference to which the interest rates on Eurodollar loans is determined or any category of extensions of credit or other assets that include loans by non-United States offices of any lender to United States residents), having a term equal to such Interest Period, subject to any amendments of such reserve requirement by such Board or its successor, taking into account any transitional adjustments thereto.

     "Rueters Rate" means a rate equal to the arithmetic average of the rates of interest per annum (rounded upwards, if necessary to the nearest 1/100 of 1%) for deposits in U.S. dollars for ninety (90) days, which appears on the display designated as page "LIBO" on the Reuter Monitor Money Rates Service (or such other page as may replace the LIBO page on the service for the purpose of displaying London interbank offered rates of major banks) as of 11:00 a.m., London, England time on the date which is two (2) Business Days prior to the first day of such Interest Period; provided, however, that the Reuters Rate shall not be calculated if fewer than two (2) such offered rates appear on such Reuters Screen LIBO Page.

     "Telerate Page 3750" means the display designated as "Page 3750" on the Telerate Service (or such other page as may replace Page 3750 on that service or such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association Interest Settlement Rates for U.S. Dollar deposits).

     If at any time Lessor or any Participant determines that either adequate and reasonable means do not exist for ascertaining the LIBOR Rate, or it becomes impractical for Lessor or any Participant to obtain funds to make or maintain the financing hereunder with interest at the LIBOR Rate, or Lessor or any Participant shall have determined that the LIBOR Rate will not adequately and fairly reflect the cost to Lessor or any Participant of making, maintaining, or funding the transaction hereunder at the LIBOR Rate, or Lessor or any Participant reasonably determines that, as a result of changes to applicable law after the date of execution of the Agreement, or the adoption or making after such date of any interpretations, directives or regulations (whether or not having the force of law) by any court, governmental authority or reserve bank charged with the interpretation or administration thereof, it shall be or become unlawful or impossible to make, maintain, or fund the transaction hereunder at the LIBOR Rate, and Lessor has given notice to Sublessor of such determination, and Lessor and Sublessor have negotiated in good faith a mutually acceptable alternative method of calculating the Interest Rate, Sublessor shall notify Sublessee thereof and Sublessor and Sublessee shall execute and deliver such documents as reasonably may be required to incorporate such alternative method of calculating the Interest Rate in this Schedule, within thirty (30) days after the date of Sublessor's notice to Sublessee. If Lessor and Sublessor are unable mutually to agree to such alternative method of calculating the Interest Rate in a timely fashion, on the Rent Payment Date next succeeding the expiration of such thirty (30) day period Sublessee shall purchase all (but not less than all) of the Lease Assets described on all Schedules executed pursuant to the Sublease and shall pay to Sublessor, in cash, the purchase price for the Lease Assets so purchased, determined as hereinafter provided. The purchase price of such Lease Assets shall be an amount equal to the Stipulated Loss Value of such Lease Assets calculated in accordance with Annex D as of the date of payment, together with all rent and other sums then due on such date, plus all taxes and charges upon sale and all other reasonable and documented expenses incurred by Sublessor in connection with such sale. Upon satisfaction of the conditions specified in this paragraph, and upon receipt of documentation from Lessor acceptable to Sublessor, Sublessor will transfer, on an AS IS BASIS, all of Sublessor's interest in and to the Lease Assets. Sublessor shall not be required to make and may specifically disclaim any representation or warranty as to the condition of the Lease Assets and other matters. Sublessor shall execute and deliver to Sublessee such Uniform Commercial Code statements of termination as reasonably may be required in order to terminate any interest of Sublessor in and to the Lease Assets.

     4. If the Interim Rent Payment Date or any Rent Payment Date is not a Business Day, the Rent otherwise due on such date shall be payable on the immediately preceding Business Day. As used herein, "Business Day" shall mean any day other than Saturday, Sunday, and any day on which banking institutions located in the States of Connecticut, New York or Colorado or in London, England are authorized by law or other governmental action to close.

     5. Sublessee shall pay to Sublessor from time to time the amounts Lessor is required to pay for the account of each Participant as such Participant may determine to be necessary to compensate it for any costs which such Participant determines are attributable to its making or maintaining its interest in the Lease and the Lease Assets (the "Interest") or any reduction in any amount receivable by such Participant in respect of any such interest (such increases in costs and reductions in amounts receivable being herein called "Additional Costs") resulting from any Regulatory Change (as defined below) which:

          (i) changes the basis of taxation of any amounts payable to Lessor for the account of such Participant in respect of such Interest (other than taxes imposed on or measured by the overall net income of such Participant in respect of the Interest by the jurisdiction in which such Participant has its principal office or its lending office); or

          (ii) imposes or modifies any reserve, special deposit or similar requirements relating to any extensions of credit or other assets of, or any deposits with or other liabilities of, such Participant; or

          (iii) imposes any other condition adversely affecting the Lease or any Interest.

     For purposes hereof, "Regulatory Change" shall mean any change after the date of the Lease and this Sublease in United States Federal, state or foreign law or regulations (including, without limitation, Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as amended or supplemented from time to time) or the adoption or making after such date of any interpretation, directive or request applying to a class of banks including any Participant or under any United States Federal, state or foreign law (and whether or not failure to comply therewith would be unlawful) by any court or governmental or monetary authority charged with the interpretation or administration thereof.

     Without limiting the effect of the foregoing paragraph (but without duplication), Sublessee shall pay to Sublessor, from time to time on request such amounts as Sublessor was required to pay, for the account of any Participant, to compensate such Participant (or, without duplication, the bank holding company of which such Participant is a subsidiary) for any costs which it determines are attributable to the maintenance by such Participant (or any lending office or such bank holding company), pursuant to any law or regulation or any interpretation, directive or request (whether or not having the force of law) of any court or governmental or monetary authority (i) following any Regulatory Change or (ii) implementing any risk-based capital guideline or requirement (whether or not having the force of law and whether or not the failure to comply therewith would be unlawful) heretofore or hereafter issued by any government or governmental or supervisory authority implementing at the national level the Basle Accord (including, without limitation, the Final Risk-Based Capital Guidelines of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 208, Appendix A; 12 C.F.R. Part 225, Appendix A) and the Final Risk-Based Capital Guidelines of the Office of the Comptroller of the Currency (12 C.F.R. Part 3, Appendix A)), of capital in respect of such Participant's Interest (such compensation to include, without limitation, an amount equal to any reduction of the rate of return on assets or equity of such Participant (or any lending office or bank holding company) to a level below that which such Participant (or any lending office or bank holding company could have achieved but for such law, regulation, interpretation, directive or request). For purposes of this paragraph, "Basle Accord" shall mean the proposals for risk-based capital framework described by the Basle Committee on Banking Regulations and Supervisory Practices in its paper entitled "International Convergence of Capital Measurement and Capital Standards" dated July 1988, as amended, modified and supplemented and in effect from time to time or any replacement thereof. Notwithstanding the foregoing, Sublessee shall not be required to pay such amounts if Lessor was not required to pay them to the extent that such costs are already included in the interest rate calculation hereunder.

     Lessee shall furnish to Sublessee a copy of any notice or certificate Lessee receives from any Participant with respect to compensation payable pursuant to the preceding two paragraphs. Determinations and allocations by each Participant for purposes of the preceding two paragraphs shall be conclusive, absent manifest error.

     If a Lessee notifies Sublessee of receipt of notice from a Participant of the occurrence of any event, as contemplated in the proceeding paragraph, then Sublessee may, so long as no Default exists under the Sublease, elect to prepay all (but not less than all) of such Participant's interest in the Sublease, as of a Rent Payment Date (the "Prepayment Date"), upon at least thirty (30) days prior written irrevocable notice to Sublessor. On the Prepayment Date, Sublessee shall pay to Sublessor the amount calculated by Sublessor as is required to prepay in full such Participant's interest in the Lease, together with any required breakage or make-whole amount, if any.

D.            Insurance.

          (1)   Public Liability:  $2,000,000, total liability per occurrence.
          (2) Casualty and Property Damage: An amount equal to the higher of the Stipulated Loss Value or the full replacement cost of the Equipment

E.            Fixed Purchase Price, Sublessee's Obligation and Residual Risk
              Amount.

                             Fixed            Sublessee's  Residual
End of Term                  Purchase Price   Obligation   Risk Amount
-----------                  --------------   -----------  -----------

Basic Term                   98.0000          77.344       20.656
First Renewal Term           97.0000          86.221       10.7790
Second Renewal Term          77.5813          66.912       10.6693
Third Renewal Term           58.1626          49.629       8.5336

expressed as a percentage of the Capitalized Lessor's Cost of the Lease Assets.

     Notwithstanding anything herein or in the Sublease to the contrary, in the event Sublessee exercises its option to return the Lease Assets under
Section XVIII(c), Sublessee shall pay to Sublessor the unamortized portion of the Transaction Costs, provided, that any unamortized portion of the Transaction Costs paid to Sublessor as provided herein shall be credited against the Sublessee's Obligation.

     This Schedule is not binding or effective with respect to the Agreement or the Lease Assets until executed on behalf of Sublessor and Sublessee by authorized representatives of Sublessor and Sublessee, respectively.

     IN WITNESS WHEREOF, Sublessee and Sublessor have caused this Schedule to be executed by their duly authorized representatives as of the date first above written.

Sublessor:                                   Sublessee:

BOSTON CHICKEN, INC.




By: _____________________                    By: ________________________
Name: ___________________                    Name: ______________________
Title: __________________                    Title: _____________________

                                    ANNEX A
                                      TO
                        SCHEDULE SERIES NO.C-EQUIPMENT-
                  DATED THIS ____ DAY OF ______________, 1996
           TO SUBLEASE AGREEMENT NO. 2 DATED AS OF DECEMBER __, 1996



                          DESCRIPTION OF LEASE ASSETS


                                [See attached]

                                    ANNEX B
                                      TO
                        SCHEDULE SERIES NO.C-EQUIPMENT-
                 DATED THIS ____ DAY OF ________________, 1996
           TO SUBLEASE AGREEMENT NO. 2 DATED AS OF DECEMBER __, 1996

                                 BILL OF SALE

     KNOW ALL MEN BY THESE PRESENTS: Mayfair Partners, L.P. ("Seller"), for and in consideration of the sum of One Dollar ($l) and other good and valuable consideration, provided by GENERAL ELECTRIC CAPITAL CORPORATION, FOR ITSELF AND AS AGENT FOR CERTAIN PARTICIPANTS ("Buyer"), with offices at 4 Northpark Drive, Suite 500, Hunt Valley, Maryland 21030, the receipt of which is hereby acknowledged, does hereby sell, assign, transfer, set over and convey to Buyer the Lease Assets (the "Lease Assets") leased under Schedule No.C-Equipment-__ dated as of ________________, 1996, between Boston Chicken, Inc. ("Lessee") and Buyer, executed pursuant to the Master Lease Agreement No. 2 (the "Lease"), dated as of December 9, 1996, between Lessee and Buyer. The Lease Assets is to be subleased under Schedule No.C-__, dated as of ____________, 1996, between Lessee and Seller, executed pursuant to the Sublease Agreement No. 2, dated as of December 9, 1996 ("Sublease"), between Lessee, as sublessor, and Seller, as sublessee:

     Buyer and Seller agree and acknowledge that the sale and conveyance contemplated hereby is solely for the purpose of granting to Buyer a security interest in the Lease Assets and Seller shall retain legal title to such Lease Assets. All Lease Assets in which an interest is conveyed hereby shall remain in the possession of Seller pursuant to the Sublease.

     Buyer is purchasing the Lease Assets described above in reliance upon its personal inspection and knowledge of the Lease Assets and in an "AS-IS, WHERE-IS", condition.

     SELLER MAKES NO WARRANTIES, EXPRESS OR IMPLIED, OF ANY KIND OR NATURE EXCEPT THAT (1) SELLER HAS GOOD TITLE TO THE LEASE ASSETS, FREE AND CLEAR OF ALL LIENS, CLAIMS AND ENCUMBRANCES (SUBJECT ONLY TO LESSEE'S SECURITY INTEREST THEREIN, WHICH SECURITY INTEREST SHALL BE RELEASED UPON LESSEE'S EXECUTION AND DELIVERY OF A CERTIFICATE OF ACCEPTANCE RELATING THERETO, AND TO PERMITTED LIENS (AS SUCH TERM IS DEFINED IN THE SUBLEASE)), (2) BUYER WILL ACQUIRE ITS INTEREST IN THE LEASE ASSETS FREE FROM ALL LIENS, CLAIMS AND ENCUMBRANCES (SUBJECT ONLY TO PERMITTED LIENS AND TO THE LIEN OF THE LEASE AND THE SUBLEASE), AND (3) SELLER HAS THE RIGHT TO SELL AND CONVEY THE LEASE ASSETS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER MAKES NO WARRANTIES WITH RESPECT TO THE QUALITY, CONTENT, CONDITION, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE LEASE ASSETS AND NO WARRANTIES AGAINST PATENT INFRINGEMENT OR THE LIKE.

     IN WITNESS WHEREOF, Buyer and Seller have executed this Bill of Sale this ____ day of December, 1996.

BUYER:                                    SELLER:

GENERAL ELECTRIC CAPITAL
CORPORATION, FOR ITSELF AND
AS AGENT FOR CERTAIN
PARTICIPANTS




By:    _________________________          By:   __________________________
Name:  _________________________          Name: __________________________
Title: _________________________          Title:__________________________

                                    ANNEX C
                                      TO
                            SCHEDULE SERIES NO.C-__
                  DATED THIS ____ DAY OF ______________, 1996
           TO SUBLEASE AGREEMENT NO. 2 DATED AS OF DECEMBER __, 1996

                           CERTIFICATE OF ACCEPTANCE


To:  Boston Chicken, Inc.

     Pursuant to the provisions of the above Schedule and Sublease Agreement No. 2 (collectively, the "Sublease"), Sublessee hereby certifies and warrants that
(a) all Lease Assets described on Annex A to the Schedule are in good condition and appearance, installed (if applicable), and in working order; and (b) Sublessee accepts the Lease Assets for all purposes of the Sublease and all attendant documents.

     Sublessee does further certify that as of the date hereof (i) Sublessee is not in default under the Sublease; and (ii) the representations and warranties made by Sublessee pursuant to or under the Sublease are true and correct on the date hereof.



                                _________________________________
                                Sublessee's Authorized
                                Representative


Dated:  _______________, 1996

                                    ANNEX D
                                      TO
                        SCHEDULE SERIES NO.C-EQUIPMENT-
                DATED THIS _______ DAY OF ______________, 1996
           TO SUBLEASE AGREEMENT NO. 2 DATED AS OF DECEMBER __, 1996

                 STIPULATED LOSS AND TERMINATION VALUE TABLE*


                 RENT PAYMENT    STIPULATED       TERMINATION
                     DATE        LOSS VALUE          VALUE
                     ----        ----------          -----

                    1/1/97       101.000000     100.0000000000%
                   4/23/97       100.704559      99.7500000000%
                   7/16/97       100.408282      99.5000000000%
                   10/8/97       100.111149      99.2500000000%
                  12/31/97        99.813141      99.0000000000%
                   4/22/98        99.514240      98.7500000000%
                   7/15/98        99.214425      98.5000000000%
                   10/7/98        98.913676      98.2500000000%
                  12/30/98        98.611973      98.0000000000%
                   4/22/99        98.309294      97.7500000000%
                   7/14/99        98.005618      97.5000000000%
                   10/6/99        97.700923      97.2500000000%
                  12/29/99        97.395186      97.0000000000%
                   4/19/00        92.483709      92.1453251626%
                   7/12/00        87.574255      87.2906503251%
                   10/4/00        82.666870      82.4359754877%
                    1/3/01        77.761598      77.5813006502%
                   4/25/01        72.858487      72.7266258128%
                   7/18/01        67.957585      67.8719509753%
                  10/10/01        63.058939      63.0172761379%
                    1/2/02        58.162601      58.1626013004%

-------------------------
* The Stipulated Loss and Termination Value for any Lease Assets shall be equal to the Capitalized Sublessor's Cost of such unit multiplied by the appropriate percentage derived from the above table. In the event that the Sublease is for any reason extended, then the last percentage figure shown above shall control throughout any such extended term.

                                    ANNEX E
                                      TO
                        SCHEDULE SERIES NO.C-EQUIPMENT-
                 DATED THIS _____ DAY OF________________, 1996
           TO SUBLEASE AGREEMENT NO. 2 DATED AS OF DECEMBER __, 1996

                            AMORTIZATION SCHEDULE*


                 RENT PAYMENT        PRINCIPAL*         UNAMORTIZED
                     DATE            ----------          PRINCIPAL
                     ----                                BALANCE*
                                                         --------

                     1/1/97        0.0000000000%      100.0000000000%
                    4/23/97        0.2500000000%       99.7500000000%
                    7/16/97        0.2500000000%       99.5000000000%
                    10/8/97        0.2500000000%       99.2500000000%
                   12/31/97        0.2500000000%       99.0000000000%
                    4/22/98        0.2500000000%       98.7500000000%
                    7/15/98        0.2500000000%       98.5000000000%
                    10/7/98        0.2500000000%       98.2500000000%
                   12/30/98        0.2500000000%       98.0000000000%
                    4/22/99        0.2500000000%       97.7500000000%
                    7/14/99        0.2500000000%       97.5000000000%
                    10/6/99        0.2500000000%       97.2500000000%
                   12/29/99        0.2500000000%       97.0000000000%
                    4/19/00        4.8546748375%       92.1453251626%
                    7/12/00        4.8546748375%       87.2906503251%
                    10/4/00        4.8546748375%       82.4359754877%
                     1/3/01        4.8546748375%       77.5813006502%
                    4/25/01        4.854674375%        72.7266258128%
                    7/18/01        4.854674375%        67.8719509753%
                   10/10/01        4.854674375%        63.0172761379%
                     1/2/02        4.854674375%        58.1626013004%


*The Principal and Unamortized Principal Balance as of any Rent Payment Date shall be equal to the Capitalized Sublessor's Cost of such unit multiplied by the appropriate percentage derived from the above table.

                                    ANNEX F
                                      TO
                        SCHEDULE SERIES NO.C-EQUIPMENT-
                  DATED THIS _____ DAY OF______________, 1996
           TO SUBLEASE AGREEMENT NO. 2 DATED AS OF DECEMBER __, 1996


RETURN PROVISIONS: In addition to the provisions provided for in Section X of the Sublease, and provided that Sublessee has elected not to exercise its extension option pursuant to Section XVIII(a) of the Sublease or its purchase option pursuant to Section XVIII(d) of the Sublease, Sublessee shall, at its expense:

     (A) At least one hundred eighty (180) days and not more than two hundred forty (240) days prior to expiration or earlier termination of the Sublease, provide to Sublessor a detailed inventory of all components of the Equipment. The inventory should include, but not be limited to, a listing of model, serial numbers and size description (length, width, height, diameter) for all components comprising the Equipment.

     (B) At least one hundred eighty (180) days prior to expiration or earlier termination of the Sublease, upon receiving reasonable notice from Sublessor, provide or cause the vendor(s) or manufacturer(s) to provide to Sublessor the following documents: (1) one set of service manuals, blue prints, process flow diagrams and operating manuals including replacements and/or additions thereto, such that all documentation is completely up-to-date; and (2) one set of documents, detailing equipment configuration, operating requirements, maintenance records, and other technical data concerning the set-up and operation of the Equipment, including replacements and/or additions thereto, such that all documentation is completely up-to-date.

     (C) At least one hundred eighty (180) days prior to expiration or earlier termination of the Sublease, upon receiving reasonable notice from Sublessor, make the Equipment available for on-site operational inspections by potential purchasers, under power, and provide personnel, power and other requirements necessary to demonstrate electrical, mechanical and functionality of each item of the Equipment.

     (D) At least forty-five (45) days prior to expiration or earlier termination of the Sublease, cause the manufacturer's representative(s) or qualified equipment maintenance provider(s), acceptable to Sublessor, to perform a comprehensive physical inspection, including testing all material and workmanship of the Equipment. The authorized inspector should ensure the equipment is clean and cosmetically acceptable, and in such condition so that it may be immediately installed and placed into use in a similar retail store environment. There shall be no missing screws, bolts, fasteners, etc. The equipment will be free from all large scratches, marks, gouges, dents, discoloration or stains. There shall be no evidence of extreme use or overloading, i.e. bowed or sagging shelves, etc. If during such inspection, examination and test, the authorized inspector finds any of the material or workmanship to be defective or the Equipment not operating within manufacturer's specifications, then Sublessee shall repair or replace such defective material and, after corrective measures are completed, Sublessee will provide for a follow-up inspection of the Equipment by the authorized inspector as outlined in the preceding clause.

     (E) Have each item of Equipment returned with an in-depth field service report detailing said inspection as outlined in Section D of this Annex F. The report shall certify that the Equipment has been properly inspected, examined and tested and is operating within the manufacturer's specifications.

     (F) Properly remove all Sublessee installed markings which are not necessary for the operation, maintenance or repair of the Equipment.

     (G) Ensure all Equipment and Equipment operations conform to all applicable local, state, and federal laws, health and safety guidelines.

     (H) The Equipment shall be redelivered with all component parts in good operating condition. All components must meet or exceed the manufacturer's minimum recommended specifications unless otherwise specified.

     (I) Provide for the deinstallation, packing, transporting, and certifying of the Equipment to include, but not be limited to, the following: (1) the manufacturer's representative shall de-install all Equipment (including all wire, cable and mounting hardware) in accordance with the specifications of the manufacturer; (2) each item of the Equipment will be returned with a certificate supplied by the manufacturer's representative qualifying the Equipment to be in good condition and (where applicable) to be eligible for the manufacturer's maintenance plan; the certificate of eligibility shall be transferable to another operator of the Equipment; (3) the Equipment shall be packed properly and in accordance with the manufacturer's recommendations; and (4) Sublessee shall transport the Equipment in a manner consistent with the manufacturer's recommendations and practices.

     (J) Upon sale of the Equipment to a third party, provide transportation to any locations anywhere in the continental United States selected by Sublessor.

     (K) Obtain and pay for a policy of transit insurance for the redelivery period in an amount equal to the replacement value of the Equipment and Sublessor shall be named as the loss payee on all such policies of insurance.

     (L) Promptly deliver to Sublessor any Real Estate, clean and in good condition, reasonable wear and tear expected.

     (M) Promptly remove from the Real Estate all of Sublessee's property, and all trash and debris, and repair any damage caused by or during the removal of Sublessee's property.

     (N) Promptly deliver to Sublessor all keys to the Real Estate and any improvements located thereon, and all combinations to any vaults, secure areas, and security systems.

     (O) Permit Sublessor and its authorized representatives to enter the Real Estate at all reasonable times to inspect or show the Real Estate, or make any repairs thereto.

     (P) Deliver to Sublessor any personal property, licenses, permits, and other instruments as reasonably are necessary to continue to operate the Real Estate as a retail food establishment, together with such assignments, consents, and other documents as shall be necessary to transfer any such property, licenses, permits, or other instruments to Sublessor or its nominee.

                                   EXHIBIT L
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                              FRANCHISE SUBLEASE
                              ------------------

                                                                       LOCATION:
                                                                      STORE NO.:

                              FRANCHISE SUBLEASE
                              ------------------

     THIS SUBLEASE (this "Sublease") is made and entered into as of the ____ day of _____________, 19___ (the "Effective Date"), by and between BOSTON CHICKEN, INC., a Delaware corporation as Sublandlord ("Landlord"), and _________________________, a _____________ corporation as Subtenant ("Tenant").


                                       1
                                      ---

                            SCHEDULE OF BASIC DATA
                            ----------------------

     The following sets forth basic data referred to in this Sublease, and where appropriate, constitutes definitions of the terms listed below:

     1.1    Landlord: Boston Chicken, Inc., a Delaware corporation

     1.2 Landlord's Notice Address: Boston Chicken, Inc., 14103 Denver West Parkway, P.O. Box 4086, Golden, CO 80401-4086 Attention: Legal Services Department

     1.3    Tenant: ______, a_______________ corporation

     1.4    Tenant's Notice Address: ___________________________________________
          ______________________________________________________________________

     1.5 Franchisor: Boston Chicken, Inc., a Delaware corporation, its successors and assigns

     1.6 Franchisor's Notice Address: 14103 Denver West Parkway, P.O. Box 4086, Golden, CO 80401-4086, Attention: Real Estate Services Department

     1.7    Street Address of the Demised Premises: ____________________________
________________________________________________________________________________

     1.8    Base Annual Rent: As set forth in Section 7.1.

     1.9 Master Lease Terms: A primary term of __ years commencing on , 199__ and terminating on _____________, with _______ separate options to extend the term of the Master Lease for __ year periods.


                                       2
                                      ---

                           SCHEDULE OF DEFINED TERMS
                           -------------------------

     For purposes of this Sublease, the following terms shall have the meanings given to such terms in this Article 2:

     2.1 Boston Chicken/Market Unit: a food service business that (i) offers products for consumer consumption through, among other things, on-premises dining and/or carry-out dining, (ii) operates using Franchisor's system and trademarks, and (iii) is operated by Tenant strictly in accordance with the Franchise Agreement, as hereinafter defined.

     2.2    Building: the building constructed or to be constructed on the Land.

     2.3 Commencement Date: the date that is the later of (a) the date the primary term of the Master Lease commences or (b) the Effective Date of this Sublease.

     2.4 Default Rate: the lesser of (i) a rate of interest per annum equal to three (3) percentage points above the prime rate as published in the eastern edition of the Wall Street Journal, or a comparable newspaper if the Wall Street Journal shall not publish the prime rate during such period, or (ii) the highest rate of interest authorized by law in the jurisdiction in which the Demised Premises are located.

     2.5 Demised Premises: the Land, Building and any and all other improvements, fixtures and component parts located on said Land, together with any and all rights, ways, easements and servitudes appurtenant thereto subject to the terms and conditions thereof and of the Master Lease.

     2.6 Expiration Date: the date which is the earlier of (a) the day before the expiration or earlier termination of the primary term of the Master Lease, or (b) the day of expiration or earlier termination of the term of the Franchise Agreement, unless otherwise specifically set forth herein, but in no event later than the date that is the tenth (10th) anniversary of the Commencement Date hereof.

     2.7 Force Majeure Delay: the period of time that either Landlord or Tenant is delayed, hindered in or prevented from performing any nonmonetary obligations hereunder as the result of a Force Majeure Event, provided, however, that (i) any extension of time for a Force Majeure Delay shall be conditioned upon the party seeking an extension of time delivering written notice of such Force Majeure Delay to the other party within ten (10) days after the discovery of the Force Majeure Delay, (ii) the maximum period of time which Landlord or Tenant may delay any act or performance of work due to a Force Majeure Delay shall be sixty (60) days, and (iii) a Force Majeure Delay shall not include delays resulting from the failure to perform for financial reasons.

     2.8 Force Majeure Event: strikes, lockouts, labor troubles, failure of utility services, riots, insurrection, war, acts of God, and other reasons of like nature not the fault of the party delayed in performing work or doing acts, excluding therefrom lack of funds or available financing.

     2.9 Franchise Agreement: that certain Franchise Agreement which Franchisor and Tenant have entered into or will enter into under which Tenant has been or will be granted a franchise to own and operate a Boston Chicken/Market Unit from the Demised Premises.

     2.10    Impositions:  as defined in Section 8.1.

     2.11 Land: the land legally described on Exhibit "A" attached hereto and made a part hereof.

     2.12 Landlord's Property Insurance: any insurance carried by Landlord pursuant to the terms and requirements of the Master Lease, including without limitation, casualty insurance, property damage insurance and general liability insurance for the Demised Premises, rent loss insurance and business interruption insurance.

     2.13 Lease Year: for the Primary Term, the twelve (12) month period commencing on the Commencement Date and each succeeding twelve (12) month period during the Primary Term (provided, however, the final Lease Year during the Primary Term shall be extended or shortened, if necessary, in order for the said Lease Year to expire on the Expiration Date), and for the Renewal Term, the twelve (12) month period commencing on the day following the Expiration Date and each succeeding twelve (12) month period during the Renewal Term.

     2.14    Master Lease:  that certain      Lease dated       , 199  , between
Master Landlord as landlord and Boston Chicken, Inc. as tenant demising the Demised Premises, together with any and all amendments, modifications and supplements thereto made as of this date or during the term of this Sublease.

     2.15    Master Landlord:                                     .

     2.16   Mortgage:  any mortgage or trust deed encumbering the Demised
Premises.

     2.17 Mortgagee: the mortgagee under any mortgage or the beneficiary under any trust deed encumbering the Demised Premises.

     2.18 Percentage Rent: if provided for in the Master Lease, as provided in said Master Lease.

     2.19 Primary Term: the period of time commencing on the Commencement Date and ending on the Expiration Date unless sooner terminated as provided in this Sublease.

     2.20  Real Estate Taxes:  as defined in Section 8.1.

     2.21 Renewal Term: in the event the Expiration Date is a date prior to the expiration of the Franchise Agreement, the periods of time commencing on the day prior to the expiration date of the primary term or preceding extension term under the Master Lease and ending on the day that is the earlier of (a) the day prior to the expiration of any such extension or renewal term under the Master Lease if exercised by Landlord, or (b) the expiration date of the Franchise Agreement (such periods of time being collectively referred to as the "Renewal Term"). The specific primary term and available renewal terms under said Master Lease are set forth in Section 1.9 hereof.

     2.22 Rent: Base Annual Rent and all other charges, costs and sums required to be paid by Tenant under this Sublease, including, without limitation, Real Estate Taxes and Impositions, Percentage Rent, if any, and Landlord's Property Insurance.

     2.23 Rent Commencement Date: the date that is the earlier of (a) the day the Boston Chicken/Market Unit opens for business to the general public at the Demised Premises, and (b) the first day after the Commencement Date that rent is due and payable under the Master Lease.

     2.24 Secured Loan Agreement: That certain Secured Loan Agreement dated ___________________, 19__ between Franchisor and Tenant.

     2.25   Tenant's Property:  as defined in Section 19.2.

     2.26 Term: the Primary Term, and if Tenant exercises any option(s) to renew this Sublease for the Renewal Term, the Renewal Term.

                                      3

                                  THE DEMISE
                                  ----------

     3.1 The Demise. Landlord, for and in consideration of the covenants and agreements hereinafter set forth to be kept and performed by both parties, and subject to the terms and conditions of the Master Lease, does hereby demise and sublease the Demised Premises to Tenant and Tenant hereby accepts such demise and subleases the Demised Premises from Landlord for the Term.

     3.2 Subject to Master Lease. In addition to the terms, conditions and provisions of this Sublease, Tenant understands and agrees that this Sublease is subject to each and all of the terms, conditions, and provisions of the Master Lease and of the rights of Master Landlord, and any person or entity claiming by, through or under Master Landlord, thereunder, which terms, conditions and provisions are expressly incorporated herein and made a part hereof. Unless otherwise specifically set forth herein, Tenant covenants and agrees to perform, and hereby assumes, all of the obligations of the tenant set forth in said Master Lease as if Tenant were tenant thereunder and Landlord were landlord thereunder, and, in turn, Landlord shall have all of the rights and privileges of Master Landlord as if Landlord were landlord under said Master Lease. Notwithstanding the foregoing, it is understood and agreed that Landlord does not assume the obligations of Master Landlord under the Master Lease, such obligations remaining with Master Landlord, and that Landlord shall have no obligation to Tenant to perform any of the obligations of Master Landlord under the Master Lease or to pay any sums of money required of Master Landlord under the Master Lease, except as may be otherwise specifically set forth herein. The terms, conditions and provisions of the Master Lease are intended to be supplemental and in addition to the terms hereof, and shall not supersede or replace the terms and conditions hereof. Notwithstanding the foregoing, in the event the terms, conditions and provisions of this Sublease grant to Tenant rights or privileges which are prohibited by or not granted to Landlord in the Master Lease, the terms, conditions and provisions of the Master Lease shall govern with respect thereto. Tenant hereby acknowledges that it has received and read a copy of the Master Lease and any and all amendments thereto, and Tenant fully understands the same and agrees, subject to the terms of this Sublease, to be bound by the terms of said Master Lease.

     So long as Tenant is not in default under any provisions of this Sublease, Landlord agrees to perform all of its obligations under the Master Lease, if any, not specifically assumed herein by Tenant, and during the Term of this Sublease, Tenant shall have quiet enjoyment of the Demised Premises (subject to the Master Lease, this Sublease, the Franchise Agreement and the Secured Loan Agreement); provided, however, notwithstanding anything contained herein or in this Sublease to the contrary, Landlord shall not be liable to Tenant or any employee, affiliate, sub-subtenant, franchisee, assignee, agent or licensee of Tenant in the event that this Sublease shall be terminated by reason of the cancellation of the Master Lease, which cancellation is not caused by any default by Landlord as tenant thereunder.

                                      4

                                     TERM
                                     ----

     4.1 Primary Term. The Primary Term shall begin on the Commencement Date and shall end on the Expiration Date. Notwithstanding the foregoing, if (a) Tenant and Franchisor have not entered into a Franchise Agreement on or before the Commencement Date, or (b) the Primary Term of this Sublease does not commence within two (2) years from the Effective Date hereof, Landlord, at its option, may terminate this Sublease by written notice given to Tenant.

     4.2 Renewal Term. Tenant shall have two (2) options to renew this Sublease (collectively, the "Renewal Option") for a period of five (5) years each, under the same the terms and conditions set forth in the Master Lease; provided, however, (a) Tenant must send written notice to Landlord of its intent to exercise such Renewal Option at least sixty (60) days prior to the date written notice of any option to renew or extend is due by Landlord under the Master Lease, and (b) the Renewal Option shall not be made available to Tenant unless (i) there is no Event of Default under this Sublease, the Franchise Agreement or the Secured Loan Agreement at the time of the exercise of the Renewal Option or at the commencement of the Renewal Term and (ii) the Expiration Date hereof falls on a date prior to the expiration of the Franchise Agreement. Notwithstanding the foregoing, if the terms of either the Master Lease or the Franchise Agreement do not allow two (2) additional five (5) year extensions, Landlord, at its option may modify the terms of such Renewal Option so that the Renewal Term hereof will be coterminous with both the Master Lease and the Franchise Agreement. In the event Tenant timely notifies Landlord as required herein, subject to Section 3.2 hereof and the foregoing, Landlord covenants and agrees to timely exercise any renewal or option rights granted to it under the Master Lease. The Renewal Option shall automatically expire and become null and void upon the first to occur of the following: (i) the termination of the Master Lease or this Sublease or Tenant's right to possession of the Demised Premises; (ii) the assignment of this Sublease or the subletting of the Demised Premises by Tenant, in whole or in part (excluding, however, any assignment or sublease for which Landlord's consent is not required and any collateral assignment of this Sublease to Franchisor), (iii) the recapture by Landlord of all or any part of the Demised Premises pursuant to this Sublease, (iv) the failure of Tenant to timely or properly exercise the Renewal Option, or (v) the termination or expiration of the term of the Franchise Agreement, or the occurrence of an event of default thereunder or under the Secured Loan Agreement.

     4.3 Term Commencement Agreement. Landlord and Tenant agree to execute a Term Commencement Agreement and/or Memorandum of Term Commencement Agreement in the forms attached hereto as Exhibits "C" and "D", respectively. The Term Commencement Agreement shall set forth, among other things, the Commencement Date, the Expiration Date and the Base Annual Rent. The Memorandum of Term Commencement Agreement shall contain the same information as the Term Commencement Agreement except the Base Annual Rent shall be omitted therefrom. The Term Commencement Agreement and the Memorandum of Term Commencement Agreement shall be conclusive evidence of the information contained therein.
The Term Commencement Agreement shall not be recorded by either party but the Memorandum of Term Commencement Agreement may be recorded by either party.


                                       5
                                      ----

                                      USE
                                      ---

     5.1 Permitted Use. The Demised Premises shall be used and occupied solely for the retail sale of prepared foods permitted or required to be prepared and sold by Tenant from time to time under the Franchise Agreement and for no other purpose.

     5.2 Continuous Use and Operation. Tenant shall operate a Boston Chicken/Market Unit from the entire Demised Premises continuously at all times during the Term in accordance with the uses permitted in Section 5.1. Tenant shall operate the Demised Premises in a first class manner in strict conformity with the requirements of the Franchise Agreement. Tenant's business at the Demised Premises shall be operated under the trade name required by the Franchise Agreement, and Tenant shall not change this trade name without the prior written consent of Franchisor.


                                       6
                                      ----

                CONDITION OF PREMISES AND ORIGINAL CONSTRUCTION
                -----------------------------------------------

     6.1 Condition of the Demised Premises. Landlord hereby tenders possession of the Demised Premises to Tenant on the Commencement Date hereof, unless delivery of said Demised Premises has not been made to Landlord by the Master Landlord, in which case delivery shall be made by Landlord simultaneously with Landlord's receipt thereof. Tenant acknowledges that Tenant has had or shall have full opportunity to investigate and inspect the Demised Premises, including, without limitation, the surface and subsurface soil conditions of the Land and physical condition of all improvements located on the Demised Premises, the environmental condition of the Demised Premises, the availability of utilities at the Demised Premises, the availability of access to the Demised Premises, the zoning of the Demised Premises and the availability of permits for Tenant's use of the Demised Premises. Consequently, Tenant accepts or shall accept the Demised Premises in their "AS-IS" condition with all faults.
Landlord makes no representation or warranty, whether express or implied, as to the fitness of the Demised Premises for any particular purpose or as to the suitability, success or profitability of the Demised Premises as a Boston Chicken/Market Unit, and to the fullest extent permitted by law, Tenant releases Landlord and anyone claiming by, through or under Landlord from any loss, liability, injury, damage, legal responsibility or loss of economic opportunity arising from or relating to the existing condition or location of the Demised Premises, except to the extent such legal responsibility arises out of the negligence or intentional misconduct of Landlord.

     6.2 Construction of Building. In the event the Boston Chicken/Market Unit is not yet opened to the general public as of the Effective Date hereof, Tenant shall, at its sole cost and expense, but subject to reimbursement by Franchisor as set forth below, construct and open said Boston Chicken/Market Unit in accordance with and as required by the terms and conditions of the Franchise Agreement and the current announced construction policies and procedures of Franchisor. Construction of said Boston Chicken/Market Unit shall be in compliance with all applicable laws, codes, ordinances, rules and regulations and shall be commenced and completed in accordance with the Franchise Agreement. Tenant shall be solely responsible for and have control over construction means, methods, techniques, sequences and procedures and for coordinating all portions of all such construction and neither Landlord nor Franchisor shall have any responsibility therefor. Tenant also shall be solely responsible for the design of the building and the preparation of approved Design Specifications (as defined in the Franchise Agreement). Tenant acknowledges that any design materials furnished to Tenant by Landlord or Franchisor and any review by Landlord or Franchisor of Tenant's plans and specifications shall be for the sole purpose of insuring a uniform appearance of all Boston Chicken/Market Units and neither Landlord nor Franchisor shall have any responsible for nor any liability in connection with Tenant's plans and specifications. Notwithstanding anything contained in this Sublease to the contrary, in the event Tenant does not complete construction of the Boston Chicken/Market Unit and open for business to the general public within four (4) years from the Effective Date hereof, either party may terminate this Sublease by sending written notice to the other. As set forth below, upon completion of the construction and opening for business of the Boston Chicken/Market Unit to the general public, Franchisor shall reimburse Tenant for all construction and development costs incurred by Tenant in locating, developing and building the Boston Chicken/Market Unit on the Demised Premises, including without limitation construction costs, utilities costs, materials costs, attorney's fees, architect's fees, consultant's fees, surveyor's fees, engineer's fees, soil and environmental testing and remediation costs, title premiums, brokerage commissions, and any other "soft costs" of every type or nature incurred by Tenant in locating, developing and constructing a Boston Chicken/Market Unit on the Demised Premises (hereinafter, collectively, the "Building and Improvement Costs"), including without limitation any Building and Improvement Costs incurred by Tenant prior to the Effective Date of the Franchise Sublease. Tenant may submit its request for reimbursement of such Building and Improvement Costs at any time within one (1) year after the opening of the Boston Chicken/Market Unit to the general public. Tenant, however, shall not submit such a request for reimbursement for Building and Improvement Costs until all Building and Improvement Costs have been finally paid by Tenant and any such request shall be accompanied by any and all reasonable evidence requested by Franchisor reflecting such final payment. In the event Tenant incurs any additional Building and Improvement Costs after having received the requested reimbursement from Franchisor, such Building and Improvement Costs shall be the sole and exclusive responsibility of Tenant.


                                       7
                                     ----

                                PAYMENT OF RENT
                                ---------------

     7.1 Base Annual Rent. During the Term and beginning on the Rent Commencement Date, Tenant shall pay to Landlord, for the use and occupancy of the Demised Premises, Base Annual Rent consisting of three (3) components: (a) "Building Rent", being eleven (11%) percent of all construction and development costs incurred by Franchisor on behalf of Tenant in locating, developing and building a Boston Chicken/Market Unit on the Demised Premises, including without limitation construction costs, utility costs, materials costs, attorney's fees, architect's fees, consultant's fees, surveyor's fees, engineer's fees, soil and environmental testing and remediation costs, title premiums, brokerage commissions, and any other "soft costs" of every type or nature incurred by Franchisor in locating, developing and constructing a Boston Chicken/Market Unit on the Demised Premises as the same are shown on the financial books of Franchisor; (b) a "Real Estate Fee" of $2,750.00 per year; and (c) "Ground Rent", being all rent charged to Landlord as tenant under the Master Lease, as shown on Exhibit "B" attached hereto and made a part hereof. Tenant shall pay Base Annual Rent to Landlord in U.S. Dollars, in advance, in monthly installments as set forth in Exhibit "B", on the Rent Commencement Date, and on the first day of each calendar month of the Term. Notwithstanding the foregoing, if the Boston Chicken/Market Unit located or to be located at the Demised Premises is not open for business as of the Rent Commencement Date, Tenant shall only pay to Landlord the Ground Rent and Real Estate Fee components of Base Annual Rent, unless and until said Boston Chicken/Market Unit opens for business to the general public at the Demised Premises, at which time the Building Rent component of Base Annual Rent shall also become due and payable. In the event the Building Rent component becomes due and payable before Landlord can reasonably determine the final amount of such component, the amount of such Building Rent shall be determined by the books and records of Franchisor at the time of commencement of payment of such component, in which case Landlord, at its option, may adjust the Building Rent component of Base Annual Rent at any time during the first Lease Year based upon the actual amount of such Building Rent as reflected by the books and records of Franchisor. In any event, the Building Rent and Real Estate Fee components of Base Annual Rent shall increase by fifteen (15%) percent every five (5) years upon the fifth (5th), tenth (10th) and fifteenth (15th) anniversary of the Rent Commencement Date hereof, unless this Sublease is sooner terminated or expires. If the Rent Commencement Date is other than the first day of a month, then the Base Annual Rent for the period from the Rent Commencement Date until the first day of the month next following shall be prorated on a per diem basis and paid on the Rent Commencement Date.

     7.2 Percentage Rent. In the event the Master Lease provides for payment of Percentage Rent, Tenant shall be responsible for paying the same and submitting all sales reports as required thereunder, in which case Landlord, at its option and subject to the Master Lease, may direct Tenant to pay such Percentage Rent to Landlord or directly to Master Landlord. Tenant shall also provide all sales reports required under said Master Lease, in strict conformity with the requirements thereunder, to Landlord, and at Landlord's option, directly to Master Landlord.

     7.3 Place for Payment of Rent. Unless otherwise specifically provided herein, all Rent due under this Sublease shall be paid by checks payable to the order of Landlord, which checks shall be mailed or delivered to Landlord at Landlord's Address as set forth in Section 1.2 or in such other manner or at such other place as Landlord may from time to time designate to Tenant. If Landlord is maintaining Tenant's books and records, Landlord may, at Landlord's option, deduct the amount of Rent owed by Tenant to Landlord from Tenant's account with Landlord, and Landlord may, at Landlord's option, declare Base Annual Rent to be payable in advance, in thirteen (13) equal installments per year, at the beginning of each of Franchisor's accounting periods. Rent will be prorated on a per diem basis for partial months or years within the Term for which Rent is payable. Rent shall be payable without demand, notice, offset or deduction, except as otherwise specifically provided in this Sublease, and Tenant's covenant to pay Rent shall be independent of every other covenant in this Sublease.

     7.4 Late Rent. If Tenant shall fail to pay, when the same is due and payable, any Rent required to be paid by Tenant under this Sublease, such unpaid amounts shall bear interest from the date when due until the date when paid at the Default Rate. If any installment of Rent is delinquent by more than fifteen
(15) days, Tenant shall also pay to Landlord a late charge in an amount equal to five percent (5%) of the amount of such delinquent installment, which late charge shall be immediately due and payable without notice or demand from Landlord.

                                      8
                                      ----

                          TAXES AND OTHER IMPOSITIONS
                          ---------------------------

     8.1 Real Estate Taxes and Impositions. In addition to the Base Annual Rent, Tenant shall pay as additional Rent all Real Estate Taxes and Impositions charged to Landlord under the Master Lease or levied or assessed against the Demised Premises under the Master Lease or otherwise charged against Landlord's interest in the Demised Premises at any time during the Term in accordance with the terms and provisions of this Article 8. For the purposes of this Sublease, the term "Real Estate Taxes" shall include all general real estate taxes and special assessments, water and sewer rents, transfer taxes and lease transaction taxes, sales taxes on rents, and other governmental impositions and charges of every kind and nature whatsoever, extraordinary as well as ordinary, foreseen and unforeseen, and each and every installment thereof which shall or may be levied, assessed, or imposed against, become due and payable, or become liens upon the Demised Premises, this Sublease or the rents payable by Tenant under this Sublease during the Term. Real Estate Taxes shall also include all costs incurred by Landlord in contesting or negotiating Real Estate Taxes with governmental authorities, and if determined by Landlord, the cost of any tax service company engaged by Landlord to handle payments of Real Estate Taxes levied against the Demised Premises. Nothing contained in this Sublease shall be construed to include any inheritance, estate, succession, gift, franchise, corporation, income or profit tax or capital levy that is or may be imposed upon Landlord; provided, however, that, if at any time during the Term the methods of taxation prevailing at the Rent Commencement Date shall be altered so that in lieu of or as an addition to the whole or any part of the Real Estate Taxes now levied, assessed or imposed on real estate as such, there shall be levied, assessed or imposed (i) a tax on the rents received from the Demised Premises,
(ii) a license fee measured by the rents receivable by Landlord from the Demised Premises or any portion thereof, or (iii) a tax or license fee imposed upon Landlord which is otherwise measured by or based in whole or in part upon the Demised Premises or any portion thereof, then such taxes and fees shall be included in the computation of Real Estate Taxes as if the amount of such tax or fee so payable were that due if the Demised Premises were the only property of Landlord subject thereto. No Real Estate Taxes, assessments, fees or charges referred to in this Section 8.1 shall be considered as taxes under the provisions of Section 8.4. For purposes of this Sublease, "Impositions" shall mean all impositions other than Real Estate Taxes which may be assessed against the Demised Premises or against Landlord with respect to the Demised Premises at any time during the Term, including, without limitation, common area maintenance charges, merchants association or marketing fund dues or charges, assessments or charges payable under any reciprocal easement agreement, business park development agreement or similar agreement, the cost of Landlord's Property Insurance, any insurance assessments charged by Master Landlord under the Master Lease, as well as any other charges, expenses, assessments, or costs levied by Master Landlord against Landlord or the Demised Premises under the Master Lease, or any other charges under any Mortgage.

     8.2    Payment of Real Estate Taxes.  Except as otherwise provided in this
Article 8, all Real Estate Taxes and Impositions shall be paid by Tenant to Landlord within five (5) days after demand therefor by Landlord. If the Demised Premises are assessed as a separate and distinct tax parcel, then unless the Master Lease provides otherwise or unless Landlord delivers to Tenant a written notice requiring Tenant to begin paying monthly installments to Landlord on account of Real Estate Taxes as provided in Section 8.3, Tenant shall pay all Real Estate Taxes accruing against the Demised Premises during the Term directly to the taxing authority on or before the date on which such Real Estate Taxes become delinquent and Tenant shall promptly furnish Landlord with a copy of the paid tax bill or, if not readily available, other evidence of payment acceptable to Landlord. If the Demised Premises are assessed as part of a larger tax parcel, then, except as otherwise set forth below, Tenant shall pay Real Estate Taxes to Landlord in accordance with the terms of the Master Lease. If directed by Landlord, Tenant shall pay Impositions directly to the party collecting such Impositions on or before the date such Impositions become due and payable, and Tenant shall promptly furnish to Landlord evidence of payment of such Impositions.

     8.3 Monthly Payments of Real Estate Taxes. During any period of the Term that the Demised Premises are not assessed as a separate and distinct tax parcel or if otherwise required by Landlord in Landlord's sole discretion, on the first day of each month of each calendar year during the Term following delivery of written notice from Landlord, Tenant shall pay to Landlord one-twelfth (1/12) of the Real Estate Taxes for the calendar year based upon Landlord's reasonable estimate thereof. Upon receipt of all tax bills and assessment bills attributed to the calendar year, Landlord shall furnish Tenant with a written statement of the actual amount of the Real Estate Taxes for such year or part thereof together with a copy of such tax bills. If such actual amount is more than the estimated payments paid to Landlord over such calendar year, then Tenant shall pay the deficiency to Landlord within thirty (30) days after the receipt of such statement by Tenant. If such actual amount is less than the estimated payments made by Tenant over the preceding year, then Landlord shall reimburse to Tenant the excess within thirty (30) days after the date Landlord delivers to Tenant such statement. A copy of a tax bill or assessment bill submitted by Landlord to Tenant shall at all times be sufficient evidence of the amount of Real Estate Taxes levied or assessed against the property to which such bill relates.

     8.4 Personal Property Taxes. Tenant shall pay before delinquency all taxes, assessments, license fees and public charges levied, assessed or imposed upon its business operation in the Demised Premises as well as upon Tenant's Property (as hereinafter defined). If any such items of property are assessed with property of Landlord, then such assessment shall be equitably divided between Landlord and Tenant to the end that Tenant shall pay only its equitable portion of such assessment. Landlord shall determine the basis of prorating any such assessments and such determination shall be binding upon both Landlord and Tenant. No tax assessments, fees or charges referred to in this paragraph shall be considered as Real Estate Taxes under the provisions of Section 8.1.

                                      9
                                      ----

                            REPAIRS AND ALTERATIONS
                            -----------------------

     9.1 Repairs and Maintenance. Tenant shall, at its sole cost and expense, put, keep and maintain the make all repairs to the Demised Premises required by Landlord as tenant under the Master Lease, as well as any other repairs or alterations required to meet the standards specified in the Franchise Agreement for the condition and appearance of a Boston Chicken/Market Unit. Tenant acknowledges the importance placed by Franchisor on maintaining a uniform approved image for all Boston Chicken/Market Units. Tenant shall keep, maintain, repair and replace the fixtures, furnishings, equipment, interior lighting and decor in good condition and repair. If Tenant shall fail to comply with the maintenance, replacement, upgrade or remodeling obligations required by this Section 9.1 within thirty (30) days after receiving written notice from Landlord, then Landlord shall have the right to perform such maintenance, replacement, upgrade or remodeling obligation and the cost thereof plus an administrative fee of fifteen percent (15%) of the cost thereof (together with interest thereon at the Default Rate) shall be considered additional Rent due Landlord, payable upon written demand by Landlord. Tenant acknowledges that Landlord shall have no obligation to make or perform any repairs to, replacements of, upgrades to or remodeling of the Demised Premises.

     9.2 Alterations. Tenant shall not make any exterior or structural alterations in any portion of the Demised Premises, nor any alterations in the storefront or the exterior of the Demised Premises, nor any upgrades or remodeling of the Demised Premises, without, in each instance, first obtaining the prior written consent of Landlord, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, all alterations to the Demised Premises, whether exterior or interior, shall require the prior written consent of Franchisor, which consent may be granted or withheld by Franchisor in Franchisor's sole and absolute discretion, and Landlord shall not withhold its consent to any proposed alterations, upgrades and remodeling approved by Franchisor provided that the alterations, upgrades and remodeling do not reduce the value of the Demised Premises. Alterations shall be performed in all cases, subject to the following requirements:

          (a) If so required under the Master Lease, Tenant shall have first obtained the consent of Master Landlord;

          (b) Tenant shall submit to Landlord and Franchisor for approval detailed plans and specifications for the proposed alterations, and all alterations shall be completed strictly in accordance with the plans and specifications approved by Landlord and Franchisor;

          (c) All materials and equipment shall be of good quality;

          (d) No alteration shall be undertaken until Tenant shall have procured and paid for all permits and authorizations of the various governmental bodies and departments having jurisdiction of the Demised Premises required to be obtained prior to commencement of construction;

          (e) All work done in connection with any alteration shall be done in a good and workmanlike manner and in compliance with the terms and conditions of the Master Lease and with all building and zoning laws of the place in which the Demised Premises are situated, and with all laws, ordinances, orders, rules, regulations and requirements of all federal, state and municipal governments and appropriate departments, commissions, boards and officers thereof and all covenants and restrictions affecting the Demised Premises;

          (f) During the performance of the alterations, Tenant shall maintain the insurance coverage set forth in Exhibit "E" attached hereto and made a part hereof;

          (g) All alterations shall comply with the requirements of the Franchise Agreement governing the condition and appearance of a Boston Chicken/Market Unit, and if Landlord or Franchisor so requires, the alterations shall comply with the requirements of the Workletter, if any.

     9.3 Liens. Tenant shall not permit to be created nor to remain undischarged any lien, encumbrance or charge arising out of any work or work claim of any contractor, mechanic, laborer of Tenant or material supplied by a materialman to Tenant which might be, or become, a lien or encumbrance or charge upon the Demised Premises. If any lien or notice of lien on account of an alleged debt of Tenant or any notice of contract by a party engaged by Tenant or Tenant's contractor to work in the Demised Premises shall be filed against the Demised Premises, Tenant shall, within thirty (30) days after notice of the filing thereof, cause the same to be discharged of record by payment, deposit or bond. Tenant may contest any lien claim or proceeding which Tenant believes is improper, if Tenant diligently pursues the contest and posts security acceptable to Landlord, in Landlord's sole discretion, which security may be used by Landlord to pay the lien in full if the dispute or contest is resolved unfavorably to Tenant.

                                      10
                                      ----

                              LAWS AND ORDINANCES
                              -------------------

     10.1 Compliance with Laws and Ordinances. Tenant, at Tenant's sole cost and expense, shall comply with all laws, ordinances, orders, rules, codes, permits and regulations regarding the use and occupancy of the Demised Premises and the cleanliness, safety and operation thereof, including, without limitation, any requirements imposed by The Americans with Disabilities Act which are applicable to the Demised Premises and the improvements thereon and the conduct of Tenant's business therefrom. Tenant, at Tenant's sole cost and expense, shall comply with the regulations and requirements of any insurance underwriter, fire inspection bureau or similar agency with respect to the Demised Premises.

     10.2 Maintain Permits. Tenant shall, at its sole cost and expense, obtain and keep in full force and effect, and upon request shall deliver to Landlord copies of, any and all necessary permits, licenses, certificates or other authorizations (collectively, "Permits") required in connection with the use, occupancy, operation and management of the Demised Premises and the signs at the Demised Premises. Tenant shall indemnify and hold harmless Landlord from and against all claims, liability, damages, loss, costs and expenses (including, without limitation, reasonable attorneys' fees) in connection therewith. Upon the expiration or earlier termination of the Term, Tenant shall promptly deliver to Landlord all Permits which relate to the Demised Premises and which were obtained by or issued to Tenant and are then in force, together with an assignment or conveyance thereof to Landlord, in such form and substance as Landlord shall reasonably require.

     10.3 Unpermitted Uses. Tenant shall not (i) permit any illegal or immoral practice to be carried on or committed on the Demised Premises; (ii) make use of or allow the Demised Premises to be used for any purpose that might invalidate or increase the rate of insurance therefor; (iii) keep or use or permit to be kept or used on the Demised Premises any flammable fluids, gases, or explosives without the prior written permission of Landlord except for normal cleaning products specified by Franchisor; (iv) use the Demised Premises for any purpose whatsoever which might create a nuisance or which is not in keeping with the Franchise Agreement; (v) deface or injure the Demised Premises; (vi) overload the floor or roof; (vii) commit or suffer any waste; (viii) install any equipment that overloads utility lines, or (ix) commit or permit any act which may damage the name, reputation or goodwill of Landlord or Franchisor.


                                      11
                                      ----

                             ENVIRONMENTAL MATTERS
                             ---------------------

     11.1 Hazardous Substances. The term "Hazardous Substances", as used in this Article 11, shall include, without limitation, flammables, explosives, radioactive materials, asbestos, polychlorinated biphenyls (PCBs), chemicals known to cause cancer or reproductive toxicity, pollutants, contaminants, hazardous wastes, toxic substances or related materials, petroleum and petroleum products, and substances declared to be hazardous or toxic under any law or regulation now or hereafter enacted or promulgated by any governmental authority.

     11.2 No Violation of Environmental Laws. Tenant shall not cause or permit to occur:

          (a) any violation of any federal, state, or local law, ordinance, or regulation now or hereafter enacted, related to environmental conditions on, under, or about the Demised Premises, or arising from Tenant's use or occupancy of the Demised Premises, including, but not limited to, soil and ground water conditions; or

          (b) the use, generation, release, manufacture, refining, production, processing, storage, or disposal of any Hazardous Substance on, under, or about the Demised Premises, or the transportation to or from the Demised Premises of any Hazardous Substance; provided, however, that Tenant may use and/or store such items which have been approved by Franchisor for use in the operation of a Boston Chicken/Market Unit, to the extent such use and/or storage is in full compliance with all applicable Environmental Laws (as hereinafter defined).

     11.3 Compliance with Environmental Laws. Tenant shall, at Tenant's expense:

          (a) comply with all laws, statutes, ordinances, rules, regulations and orders regulating the use, generation, storage, transportation, or disposal of Hazardous Substances applicable to the Demised Premises (the "Environmental Laws");

          (b) make all submissions to, provide all information required by, and comply with all requirements of all governmental authorities (the "Authorities") under the Environmental Laws;

          (c) prepare and submit the required plans and all related bonds and other financial assurances, if any Authority or any third party demands that a clean-up plan be prepared or that a clean-up be undertaken because of any deposit, spill, discharge, or other release of Hazardous Substances that occurs during the Term, at or from the Demised Premises, or which arises at any time from Tenant's use or occupancy of the Demised Premises; and Tenant shall carry out all work required by such clean-up plans; provided however, that if said deposit, spill, discharge or other release was caused solely by Landlord or Landlord's agents, then Tenant shall not be required to clean-up said deposit, spill, discharge or other release; and

          (d) promptly provide all information regarding the use, generation, storage, transportation or disposal of Hazardous Substances that is requested by Landlord.

If Tenant fails to fulfill any duty imposed under this Section 11.3, within a reasonable time, Landlord may do so; and in such case, Tenant shall cooperate with Landlord as Landlord deems necessary or appropriate to determine the applicability of the Environmental Laws to the Demised Premises and Tenant's use thereof, and for compliance therewith, and Tenant shall execute all documents promptly upon Landlord's request. No such action by Landlord and no attempt made by Landlord to mitigate damages under any Environmental Law shall constitute a waiver of any of Tenant's obligations under this Section 11.3. Tenant's obligations and liabilities under this Section 11.3 shall survive the expiration or termination of this Sublease.

     11.4 Indemnity and Release. Tenant shall indemnify, defend, and hold harmless Landlord and Franchisor and their respective officers, directors, shareholders, employees, representatives, agents and consultants from all fines, suits, procedures, claims, and actions of every kind and all costs, associated therewith (including attorneys and consultants fees) arising out of or in any way connected with any deposit, spill, discharge, or other release of Hazardous Substances that occurs prior to or during the Term, at or from the Demised Premises or which migrates to the Demised Premises from other property, or which arises at any time from Tenant's use or occupancy of the Demised Premises (except to the extent caused by Landlord or Landlord's agents) or from Tenant's failure to provide all information, make all submissions, and take all actions required by all Authorities under the Environmental Laws. Tenant hereby releases Landlord and anyone claiming by, through or under Landlord for any loss, liability, injury or damage arising from or in any way connected with the presence of Hazardous Substances at the Demised Premises or any violation of any of the Environmental Laws. Tenant's obligations and liabilities under this
Section 11.4. shall survive the expiration or earlier termination of this Sublease.

                                       12
                                      ----

                                    SIGNAGE
                                    -------

     12.1 Approved Signage. Tenant shall not install any signage on the exterior or interior of the Demised Premises which has not first been approved in writing by Landlord and if required by the Master Lease, approved by Master Landlord; provided, however, it is expressly understood and agreed that Tenant shall, at Tenant's sole cost and expense, subject to applicable governmental regulations and Master Lease, install maximum allowable signage approved by Franchisor which is customarily used in connection with the operation of a Boston Chicken/Market Unit. Such signage shall comply with the specifications prescribed therefor by Franchisor.

     12.2 Sign Approvals. Landlord shall, at Tenant's sole cost and expense, fully cooperate with Tenant in filing any required signage application, permit and/or variance for said signage or with respect to the Demised Premises generally. Tenant shall, subject to the Master Lease and at Tenant's cost and expense, install all upgraded or remodeled signage in the Demised Premises which Franchisor shall require Tenant to install under the Franchise Agreement.

                                       13
                                      ----

                                   SERVICES
                                   --------

     13.1 Utility Services. Tenant shall be solely responsible for and shall promptly pay all charges for the use and consumption of sewer, gas, electricity, water, telephone, data and all other utility services used within the Demised Premises unless the same is not separately metered under the Master Lease, in which case such utility costs shall be included in Rent payable hereunder.

                                       14
                                      ----

                                   INSURANCE
                                   ---------

     14.1 Tenant's Insurance. During the Term, Tenant shall maintain insurance coverage as required under the Master Lease naming Landlord as an additional insured. In addition, Tenant shall also maintain the following insurance coverages:

          (a) commercial general liability insurance naming Landlord and Franchisor as additional insureds with a combined single limit of not less that One Million Dollars ($1,000,000.00) per occurrence (or such higher limits which Landlord or Franchisor may reasonably require) insuring against claims for personal injury, bodily injury, death or property damage including, without limitation, that occurring on, in or about the Demised Premises and the adjoining streets, sidewalks, parking lots and passageways, which insurance shall include products liability coverage and contractual liability coverage insuring the indemnity set forth in Section 14.3;

          (b) "all risk" physical damage insurance, including fire, sprinkler leakage, malicious mischief, vandalism and other extended coverage perils, insuring against physical damage to Tenant's Property for the full replacement value thereof;

          (c) business interruption or rent loss insurance in such amounts as shall be sufficient to pay all Rent due under this Sublease for a period of not less than twelve (12) months; and

          (d) such other insurance that Tenant is required to maintain under the Franchise Agreement.

Prior to the Rent Commencement Date, Tenant shall provide Landlord certificates of insurance providing evidence that the insurance required to be maintained by Tenant under this Section 14.1 is in full force and effect. Prior to the expiration of any insurance coverage, Tenant shall provide Landlord with new certificates of insurance providing evidence of the renewal of the expiring insurance coverage. The insurance certificates furnished to Landlord shall include a provision which requires that thirty (30) days prior written notice to Landlord be given by the insurance company prior to cancellation, non-renewal, termination or change in such insurance. The insurance coverage required to be maintained by Tenant under this Section 14.1 shall be issued by insurance companies which are reasonably satisfactory to Landlord and Franchisor. No insurance required to be maintained by Tenant under this Sublease shall be made on a "claims made" basis without the prior written consent of Landlord. Any aggregate limit under Tenant's liability insurance policy shall by endorsement apply to the Demised Premises separately.

     14.2 Waiver of Subrogation. Each party releases and discharges the other party and waives all claims for recovery from the other party for any loss or damage to any of its property, including loss of use thereof, which is insured under valid and collectible insurance policies on the Demised Premises or Tenant's Property or which is required to be insured under this Sublease, and each party shall use good faith efforts to have any and all physical damage insurance affecting the Demised Premises or Tenant's Property, as the case may be, endorsed to include a clause containing the substance and having the same effect as the following: "This insurance shall not be invalidated should the insured waive in writing prior to a loss any or all right of recovery against any party for loss occurring to the property described herein". In addition, each party shall cause its physical damage insurance policy to include a provision or endorsement by which the insurer expressly waives all rights of subrogation which such insurers might have had against the other party.

     14.3 Indemnification. Tenant hereby indemnifies Landlord and Franchisor and shall hold Landlord and Franchisor and their respective officers, directors, shareholders, employees, representatives, agents and consultants harmless from and against any and all claims, demands, liabilities, and expenses, including attorneys' fees and costs, arising (i) from any accident, injury, death, loss or damage to or of any person(s) or property occurring in, on or about the Demised Premises, (ii) out of the negligence or willful misconduct of Tenant or its agents, employees, or contractors, or (iii) from any breach or default by Tenant of this Sublease, except to the extent caused by Landlord's negligence or willful misconduct. In the event any action or proceeding shall be brought against Landlord or Franchisor by reason of any such claim, Tenant shall defend Landlord and Franchisor against such claim at Tenant's sole cost and expense by counsel reasonably satisfactory to Landlord and Franchisor.

     14.4    Demised Premises Security.  Tenant assumes full responsibility for
(i) protecting the Demised Premises from theft, robbery and pilferage, (ii) keeping the Demised Premises secure, and (iii) locking the doors in and to the Demised Premises. All property belonging to Tenant or any other person in the Demised Premises shall be there at the risk of Tenant or such other person only. Landlord, its agent and their respective officers and employees shall not be liable for damage, theft, or misappropriation thereof.

                           ASSIGNMENT AND SUBLETTING
                           -------------------------

     15.1 Consent Required. Tenant shall not assign, sublease, transfer, mortgage, encumber or otherwise hypothecate this Sublease without Landlord's prior written consent, which consent may be withheld by Landlord at its sole and absolute discretion, and if so required under the Master Lease, without Master Landlord's prior consent; provided, however, Landlord's consent shall not be required for (i) any transfer approved by Franchisor pursuant to the Franchise Agreement, (ii) any assignment of this Sublease to Franchisor, or (iii) if Franchisor succeeds to the interest of Tenant under this Sublease, then (A) any assignment of this Sublease or sublease of the Demised Premises by Tenant to a franchisee of Tenant, or (B) any transfer to an entity which succeeds to the interest of Tenant by merger or which acquires all or substantially all of the assets of Tenant or a controlling interest in the stock of Tenant. Tenant shall promptly notify Landlord of any assignment or other transfer which did not require, and was made without, the prior written consent of Landlord. For purposes of this Sublease, "assignment" shall be considered to include a change in the majority ownership or control of Tenant if Tenant is a corporation or a partnership. Any attempt to assign, sublease, transfer, mortgage, encumber or hypothecate this Sublease without the prior written consent of Landlord and/or Master Landlord (if such consent is required under this Section 15.1) shall be null and void. The consent by Landlord to any assignment, mortgage, hypothecation, encumbrance, subletting or use of the Demised Premises by others shall not constitute a waiver of Landlord's right to withhold its consent to any other or further assignment, subletting, mortgage, encumbrance or use of the Demised Premises by others. Without the prior written consent of Landlord, this Sublease and the interest of Tenant in the Demised Premises shall not pass by operation of law or otherwise (except as provided in this Section 15.1), and shall not be subject to garnishment or sale under execution in any suit or proceeding which may be brought by or against Tenant or any assignee of Tenant. The absolute and unconditional prohibitions contained in this Article 15 and Tenant's agreement thereto are material inducements to Landlord to enter into this Sublease with Tenant and any breach thereof shall constitute a material default under this Sublease permitting Landlord to exercise all remedies provided for in this Sublease or by law or in equity on a default of Tenant, including, without limitation, injunctive relief. In no event shall any assignment or subletting to which Landlord may consent, release or relieve Tenant from its obligations to fully observe or perform all of the terms, covenants and conditions of this Sublease on its part to be observed or performed.

     15.2 Request for Consent. If Tenant requests Landlord's consent to an assignment of this Sublease or a sub-sublease of the Demised Premises, Tenant shall submit to Landlord a written notice ("Tenant's Notice") containing (i) the name of the proposed assignee or subtenant; (ii) the terms of the proposed assignment or sub-sublease; (iii) the nature of business of the proposed assignee or subtenant and its business experience; (iv) such information as to the financial responsibility and general reputation of the proposed assignee or subtenant as Landlord may require; and (v) a summary of plans and specifications for revising the floor layout of the Demised Premises. Upon the receipt of a Tenant's Notice from Tenant, Landlord shall have the option, to be exercised by written notice to Tenant given within thirty (30) days after such receipt, to cancel and terminate this Sublease as of the date set forth in Landlord's notice of exercise of such option; provided, however, Landlord shall not have the right to cancel or terminate this Sublease with respect to any assignment, sub-sublease or transfer for which Landlord's consent is not required under Section
15.1. If Landlord shall cancel this Sublease, Tenant shall surrender possession of the Demised Premises on the date set forth in such Landlord's notice in accordance with the provisions of this Sublease relating to surrender of the Demised Premises. If Landlord shall cancel this Sublease, Landlord may relet the Demised Premises to any third party tenant, including, without limitation, the proposed assignee or subtenant of Tenant, without any liability to Tenant. If Landlord elects not to cancel this Sublease, then Landlord shall grant or withhold its consent to the proposed assignment or sub-sublease within thirty
(30) days after Landlord's receipt of Tenant's Notice.

     15.3 Excess Consideration. If Tenant shall assign this Sublease or sub-sublet the Demised Premises pursuant to the terms of this Article 15, or if Tenant, as debtor or debtor in possession, or a trustee in bankruptcy for Tenant pursuant to the Bankruptcy Code (as hereinafter defined), shall assign this Sublease or sublet the Demised Premises, then Tenant shall pay Landlord as additional Rent, all of the excess payments or other economic consideration whether denominated as rent or otherwise (together with escalations) payable to Tenant under the sublease or assignment which might be in excess of the Rent payable to Landlord under this Sublease (or, if only a portion of the Demised Premises is being sub-sublet, the excess payments or other economic consideration allocable on a rentable square footage basis to the space sub-sublet). This Section 15.3 shall not apply to any assignment or sub-sublease for which Landlord's consent is not required.

     15.4 Tenant Financing. Notwithstanding anything to the contrary contained in this Article 15, Tenant shall have the absolute right from time to time during the Term and without Landlord's approval, written or otherwise, to grant and assign a mortgage or other security interest in Tenant's interest in Tenant's Property to Tenant's lenders in connection with Tenant's financing arrangements. Landlord agrees to execute such confirmation, certificates and other documents (except amendments to this Sublease unless Landlord hereafter consents) as Tenant's lenders may reasonably request in connection with any such financing.

                              ACCESS TO PREMISES
                              ------------------

     Upon reasonable prior notice, but in no event less than twenty-four (24) hours (except in the case of an emergency), Landlord may enter the Demised Premises during Tenant's business hours for purposes of inspection. Notwithstanding the foregoing, Franchisor may enter the Demised Premises without prior notice to the extent permitted under the Franchise Agreement. In addition, Landlord may enter the Demised Premises to make changes to the Demised Premises and the surrounding development, which changes shall not require the prior consent of Tenant; provided, however, such changes shall not materially adversely affect access to, visibility of, or the parking located at the Demised Premises.

                              DEFAULTS BY Tenant
                              ------------------

     17.1 Events of Default. Each of the following events shall constitute an "Event of Default":

          (a) Any failure by Tenant to pay Rent or make any other payment required to be made by Tenant hereunder within five (5) days after receipt of written notice from Landlord; or

          (b) If Tenant violates or fails to perform or otherwise breaches any agreement, term, covenant or condition contained in this Sublease within thirty (30) days after receipt of written notice from Landlord; provided, however, said thirty (30) day period shall be subject to extension for Force Majeure Delays; or

          (c) If Tenant vacates or abandons the Demised Premises, or fails to open the Demised Premises for business on a timely basis as required under the Franchise Agreement, or fails to continuously operate a Boston Chicken/Market Unit from the Demised Premises as required by this Sublease; or if Tenant removes or attempts to remove Tenant's goods or property therefrom other than in the ordinary course of business without having first paid to Landlord in full all Rent that may have become due as well as all Rent which will become due thereafter; or

          (d) If Tenant becomes insolvent or bankrupt or makes an assignment or arrangement for the benefit of creditors, or if a petition in bankruptcy or for reorganization or for an arrangement with creditors under any federal or state law is filed by or against Tenant, or Tenant is adjudicated insolvent pursuant to the provisions of any present or future insolvency law of any state having jurisdiction, or a bill in equity or other proceeding for the appointment of a receiver, trustee, liquidator, custodian, conservator or similar official for any of Tenant's assets is commenced, under any federal or state law by reason of Tenant's inability to pay its debts as they become due or otherwise, or if Tenant's estate by this Sublease or any real or personal property of Tenant shall be levied upon; provided, however, that any proceeding brought by anyone other than the parties to this Sublease under any bankruptcy, reorganization, arrangement, insolvency, readjustment, receivership or similar law shall not constitute a default until such proceeding, decree, judgment or order has continued unstayed for more than sixty (60) consecutive days; or

          (e) If Tenant (or any successor or assign of Tenant) defaults under the Franchise Agreement, the Secured Loan Agreement or the Master Lease (beyond the applicable notice and cure periods, if any, granted therein).

     17.2 Landlord Remedies. Upon the occurrence of an Event of Default, Landlord shall have the following rights:

          (a) Landlord may accelerate the whole or any part of the Rent for the entire unexpired balance of the Term, and any Rent if so accelerated shall, in addition to any and all installments of Rent already due and payable and in arrears, be deemed due and payable as if, by the terms and provisions of this Sublease, such accelerated Rent was on that date payable in advance. For such purposes, all items of Rent due hereunder, which are not then capable of precise determination, shall be estimated by Landlord, in Landlord's reasonable judgment, for the balance of the Term.

          (b) Landlord may enter the Demised Premises and without further demand or notice proceed to distress and sell the goods, chattels and personal property there found, and to levy the Rent, and Tenant shall pay all costs and officers' commissions which are permitted by law, including watchmen's wages and sums chargeable to Landlord, and further including five percent (5%) commissions to the officer or other person making the levy, and in such case all costs, officers' commissions and other charges shall immediately attach and become part of the claim of Landlord for Rent, and any tender of Rent without said costs, commissions and charges made after the issuance of a warrant of distress, shall not be sufficient to satisfy the claim of Landlord.

          (c) Landlord may re-enter the Demised Premises, together with all additions, alterations and improvements, and, at the option of Landlord, remove all persons and all or any property therefrom, either by summary dispossession proceedings or by any suitable action or proceeding at law or by force or otherwise, without being liable for prosecution or damages therefor, and repossess and enjoy the Demised Premises. Upon recovering possession of the

     Demised Premises by reason of or based upon or arising out of a default on the part of Tenant, Landlord may, at Landlord's option, either terminate this Sublease or terminate Tenant's right to possession of the Demised Premises without terminating this Sublease, and in either such event, make such alterations and repairs as may be necessary in order to relet the Demised Premises and thereafter relet the Demised Premises, either in Landlord's name or otherwise, for a term or terms which may, at Landlord's option, be less than or exceed the period which would otherwise have constituted the balance of the Term and at such rent or rents and upon such other terms and conditions as Landlord in Landlord's sole discretion may deem advisable and to such person or persons as Landlord in Landlord's sole discretion may deem best. Upon each such reletting, all rents received by Landlord from such reletting shall be applied first, to the payment of any costs and expenses of such reletting, including brokerage fees and attorneys' fees and all costs of such alterations and repairs; second, to the payment of any indebtedness other than Rent due hereunder from Tenant to Landlord; third, to the payment of Rent due and unpaid hereunder; and the residue, if any, shall be held by Landlord and applied in payment of future Rent as it may become due and payable hereunder. If such rentals received from such reletting during any month shall be less than that to be paid during that month by Tenant, Tenant shall pay any such deficiency to Landlord. Such deficiency shall be calculated and paid monthly. No such re-entry or taking possession of the Demised Premises or the making of alterations or improvements thereto or the reletting thereof shall be construed as an election on the part of Landlord to terminate this Sublease unless written notice of such intention be given to Tenant. Landlord shall in no event be liable in any way whatsoever for failure to relet the Demised Premises or, in the event that the Demised Premises are relet, for failure to collect the rent thereof under such reletting. Tenant, for Tenant and Tenant's successors and assigns, hereby irrevocably constitutes and appoints Landlord as Tenant's and their agent to collect the rents due and to become due under all subleases of the Demised Premises or any parts thereof without in any way affecting Tenant's obligation to pay any unpaid balance of Rent due or to become due hereunder. Notwithstanding any such reletting without termination, Landlord may at any time thereafter elect to terminate this Sublease for such previous breach.

          (d) Landlord may terminate this Sublease and the Term without any right on the part of Tenant to waive the forfeiture by payment of any sum due or by other performance of any condition, term or covenant broken, whereupon Landlord shall be entitled to recover, in addition to any and all sums and damages for violation of Tenant's obligations hereunder in existence at the time of such termination, damages for Tenant's default in an amount equal to the amount of the Rent reserved for the balance of the Term, discounted at the rate of six percent (6%) per annum to its then present worth, less the fair market rental value (as determined by Landlord) of the Demised Premises for the remainder of the Term (allowing for a reasonable period of exposure on the open market before realization of such fair market rental value and deducting the then fair market tenant concessions such as rent abatements and improvement allowances), also discounted at the rate of six percent (6%) per annum to its then present worth, plus the cost of making standard improvements and a standard commission for releasing the Demised Premises, all of which amount shall be immediately due and payable from Tenant to Landlord.

     17.3 Landlord's Right to Perform Tenant's Obligations. If an Event of Default shall occur, then Landlord, at Landlord's option, may, but shall not be obligated to, expend such sum, on behalf of Tenant, as may be necessary to cure such Event of Default. Any and all sums so expended by Landlord (plus an administrative fee of fifteen percent [15%] of the amount thereof), plus interest thereon at the Default Rate from the day of such expenditure, shall be additional Rent, and shall be repaid by Tenant to Landlord on demand, but no such expenditure by Landlord shall be deemed a waiver of Tenant's default or shall affect any other remedy of Landlord by reason of such default.

     17.4 No Waiver. No waiver by Landlord of any breach by Tenant or any of Tenant's obligations, agreements or covenants under this Sublease shall be a waiver of any subsequent breach or of any obligation, agreement or covenant, nor shall any forbearance by Landlord to seek a remedy for any breach by Tenant be a waiver by Landlord of any rights and remedies with respect to such or any subsequent breach. No surrender of the Demised Premises by Tenant shall be affected by Landlord's acceptance of Rent or by other means whatsoever unless the same is evidenced by Landlord's written acceptance of the surrender.

     17.5 Remedies Cumulative. No right or remedy conferred upon or reserved to Landlord under this Sublease is intended to be exclusive of any other right or remedy provided under this Sublease or by law, but each shall be cumulative and in addition to every other right or remedy given under this Sublease or now or hereafter existing at law or in equity or by statute.

     17.6 Attorneys' Fees. In the event that at any time during the Term either Landlord or Tenant shall institute any action or proceeding against the other relating to the provisions of this Sublease, or any default hereunder, the unsuccessful party in such action or proceeding agrees to reimburse the successful party for the reasonable expenses of attorneys' fees and paralegal fees and disbursements incurred therein by the successful party. Such reimbursement shall include all legal expenses incurred prior to trial, at trial and at all levels of appeal and post judgment proceedings.

     17.7 Bankruptcy or Insolvency. The following shall apply in the event of the bankruptcy or insolvency of Tenant:

          (a) Neither Tenant's interest in this Sublease nor any estate hereby created in Tenant shall pass to any trustee (except as may specifically be provided pursuant to the provisions of the Bankruptcy Code, 11 U.S.C. 101 et seq. (the "Bankruptcy Code")) or receiver or assignee for the benefit of creditors or otherwise by operation of law.

          (b) Except as otherwise required by the Bankruptcy Code, in the event the interest or estate created in Tenant hereby shall be taken in execution or by other process of law, if Tenant is adjudicated insolvent by a court of competent jurisdiction, or if a receiver or trustee of the property of Tenant shall be appointed by reason of the insolvency of Tenant or inability to pay its debts, or if any assignment shall be made of the property of Tenant for the benefit of creditors, then and in any such event, Tenant shall have committed an Event of Default and Landlord may terminate this Sublease or terminate Tenant's right of possession as provided in Section 17.2.

          (c) No default of this Sublease by Tenant, either prior to or subsequent to the filing of a petition under the Bankruptcy Code, shall be deemed to have been waived unless expressly done so in writing by Landlord.

          (d) If Tenant or a trustee elects to assume this Sublease subsequent to the filing of a petition under the Bankruptcy Code, Tenant, as debtor or as debtor in possession, and any trustee who may be appointed shall comply with Section 365(b)(1) of the Bankruptcy Code and shall provide adequate assurance of Tenant's future performance in connection therewith, which shall include, without limitation, the following: (a) the deposit of an additional sum equal to two (2) month's rent to be held (without any allowance for interest thereon) to secure Tenant's obligations under this Sublease; (b) the production to Landlord of written documentation establishing that Tenant has sufficient present and anticipated financial ability to perform each and every obligation of Tenant under this Sublease; and (c) assurances, in form acceptable to Landlord, as to all matters listed in Section 365(b)(3) of the Bankruptcy Code.

          (e) If Tenant assumes this Sublease and proposes to assign the same pursuant to the provisions of the Bankruptcy Code, then notice of such proposed assignment, setting forth (a) the name and address of such person,
     (b) all the terms and conditions of such offer, and (c) the adequate assurance to be provided Landlord to assure such person's future performance under this Sublease, including, without limitation, the assurance referred to in Section 365(b)(3) of the Bankruptcy Code, shall promptly be given to Landlord by Tenant, and Landlord shall thereupon have the prior right and option, to be exercised by notice to Tenant given at any time prior to the effective date of such proposed assignment, to accept an assignment of this Sublease upon the same terms and conditions. Any person or entity to which this Sublease is assigned pursuant to the provisions of the Bankruptcy Code shall be deemed without further act or deed to have assumed all of the obligations arising under this Sublease on and after the date of such assignment. Any such assignee shall upon demand from Landlord execute and deliver to Landlord an instrument confirming such assumption.


                                      18

                             DEFAULTS BY LANDLORD
                             --------------------

     Tenant shall not exercise any remedy for any default by Landlord in the performance of any of its obligations under this Sublease, unless Tenant has given to Landlord written notice specifying the default, and Landlord has failed to cure the default within thirty (30) days after receipt of Tenant's notice; provided, however, if Landlord commences the cure of the default with said thirty (30) period but the default is not reasonably susceptible of being cured within thirty (30) days, said thirty (30) day period shall be extended during such period of time that Landlord is diligently pursuing the steps necessary to cure the default. Tenant's sole and exclusive remedies for a default by Landlord under this Sublease shall be (i) the right to sue Landlord for direct damages or
(ii) the right to seek specific performance or injunctive relief. Tenant waives the right to terminate this Sublease or seek consequential or speculative damages from Landlord in the event of any default by Landlord under this Sublease.


                                      19

                             SURRENDER OF PREMISES
                             ---------------------

     19.1 Surrender. Upon the expiration of the Term, or any earlier termination of this Sublease or Tenant's right to possession of the Demised Premises for any cause, Tenant shall surrender possession and vacate the Demised Premises and surrender possession of the Demised Premises to Landlord in accordance with the terms and conditions of the Master Lease. If directed by Landlord or Franchisor and allowed under the Master Lease, Tenant shall remove from the Demised Premises, at Tenant's cost and expense, any distinctive structural or physical features which identify the Demised Premises as a Boston Chicken/Market Unit, and Tenant shall remove all marks and other trade dress required to be removed by the Franchise Agreement. If Tenant fails to remove such marks and trade dress, Landlord shall have the right to remove same, and Tenant shall reimburse Landlord on demand for the cost thereof (plus an administrative fee of fifteen percent (15%) of the cost thereof), plus interest thereon at the Default Rate from the day of such expenditure.

     19.2 Tenant's Property. Provided Tenant is not in default under this Sublease, Tenant may remove upon the expiration of the Term (i) Tenant's furniture and movable trade fixtures and equipment and other personal property not permanently affixed to the Demised Premises; and (ii) the alterations, additions and signs made by Tenant to the Demised Premises that Landlord permits Tenant to remove (collectively, "Tenant's Property"), subject to, however, and in accordance with the Franchise Agreement and the Master Lease.


                                      20

     20.1 Franchise Agreement. If Franchisor does not exercise its right of first refusal to purchase the assets of Tenant's Boston Chicken/Market Unit under the terms of the Franchise Agreement, then Tenant agrees, at Tenant's sole expense and subject to the terms and conditions of the Master Lease, to make such modifications and alterations, including removal of all distinctive physical and structural features associated with the trade dress of Boston Chicken/Market Units, as may be necessary to distinguish the Demised Premises so clearly from its former appearance and from other Boston Chicken/Market Units as to prevent any possibility that the public will associate the Demised Premises with Boston Chicken/Market Units and any confusion created by such association (such modifications and alterations shall include, but not be limited to, removing or covering the distinctive decor and color scheme on all walls, counters, fixtures and furnishings, as well as the exterior of the Demised Premises). If Tenant fails to immediately make such modifications, alterations and/or removals, Landlord and Tenant agree that, subject to the terms of the Master Lease, Franchisor or its designated agents may enter the Demised Premises to make such modifications, alterations and/or removals, at Tenant's expense, and that such entry and actions by Franchisor shall not constitute a breach of this Sublease. It is expressly acknowledged and agreed by Landlord and Tenant that Franchisor shall have the right to obtain the remedy of specific performance or other injunctive relief in order to enforce the provisions of this Section 20.1 and that Franchisor has no adequate remedy available at law for any breach of this
Section 20.1. Landlord acknowledges and agrees that Franchisor is a third-party beneficiary of this Sublease.

     20.2 Waiver of Landlord's Lien. Franchisor and Tenant have entered into a Secured Loan Agreement (which agreement and all documents delivered in connection therewith, together with all renewals, amendments and replacements, are collectively referred to as the "Loan Agreement") providing for Franchisor to lend money to or for the benefit of Tenant. To secure Tenant's obligations to Franchisor under the Loan Agreement ("Borrower's Liabilities"), Tenant has granted to Franchisor a first priority security interest in and to all personal property, inventory, equipment, furnishings, fixtures, books and records now owned or hereafter acquired by Tenant (the "Collateral"), all or some of which is now or hereafter may be located at the Demised Premises. Landlord waives all rights which Landlord now has, or hereafter may have, under the laws of the State in which the Demised Premises are located, other governmental jurisdictions or by virtue of the Sublease or Tenant's occupation of the Demised Premises, to levy or distrain for rent or for any monetary obligation arising by reason of default under the Sublease, or to assert any lien, right, claim or title to the Collateral. Landlord acknowledges that Franchisor's security interest in the Collateral pursuant to the Loan Agreement is superior to any lien, right, claim or title which Landlord now has or hereafter may have or assert in or to the Collateral. For purposes of the Sublease, Landlord agrees that the Collateral shall include, but not be limited to, all of Tenant's movable personal property and trade fixtures on or about the Demised Premises, which shall not be deemed fixtures. Collateral shall not include any leasehold improvements which are permanently attached to the Demised Premises or which are owned by Landlord. If Tenant defaults under the Loan Agreement, Franchisor may remove the Collateral or any part thereof from the Demised Premises in accordance with the terms and conditions of the Loan Agreement or statutory law without objection or interference by Landlord, and in such case, Landlord will make no claim or demand against the Collateral. In the event of any such default by Tenant, Landlord agrees that, at Franchisor's option, the Collateral may remain at the Demised Premises for a period not exceeding one (1) month following the expiration of Franchisor's period to cure Tenant's defaults contained in the Franchise Agreement, provided Franchisor pays to Landlord any rent that is unpaid for the Demised Premises at the same monthly rate imposed upon Tenant. Franchisor may, without affecting the validity of the Sublease, extend, amend and in any way modify the terms of payment or performance of any of Borrower's Liabilities, without the consent of Landlord and without giving notice thereof to Landlord. Notwithstanding anything herein to the contrary, Franchisor's security interest in the Collateral shall not be deemed a mortgage of or lien upon Landlord's fee title to the Demised Premises.

                                      21

                                 MISCELLANEOUS
                                 -------------

     21.1 Notices. All notices, demands, or other communications of any type given by Landlord or by Tenant, whether required by this Sublease or in any way related to this Sublease, shall be void and of no effect unless given in accordance with the provisions of this Sublease. All notices shall be legible and in writing and shall be delivered personally to the addressee with a receipt requested therefor or shall be sent by a recognized overnight courier service for next day delivery or by United States certified mail, return receipt requested, postage prepaid and addressed to Landlord at Landlord's Address as set forth in Section 1.2, to Tenant at Tenant's Address as set forth in Section 1.4, and to Franchisor at Franchisor's Address as set forth in Section 1.6. Notices sent in compliance with this Section 21.1 shall be effective (a) upon receipt or refusal if delivered personally; (b) one (1) business day after depositing with such an overnight courier service; or (c) three (3) business days after deposit in the mails if mailed. Landlord and Tenant may change the address for notice and the person to whom notices are sent by giving Franchisor and the other party ten (10) days advance written notice of such change of address. Franchisor may change the address for notice and the person to whom notices are sent by giving Landlord and Tenant ten (10) days advance written notice of such change of address.

     21.2 Successors and Assigns. All covenants, promises, conditions, representations and agreements contained in this Sublease shall be binding upon, apply and inure to the parties hereto and their respective heirs, executors, administrators, successors and assigns; it being understood and agreed, however, that the provisions of Article 15 are in not in any way impaired by this Section 21.2.

     21.3 Force Majeure Events. In the event that either party is delayed, hindered in or prevented from the performance of any obligation hereunder by reason of a Force Majeure Event, the time for the performance of such obligation shall be extended for the corresponding Force Majeure Delay; provided, however, in no event shall a Force Majeure Event excuse or delay the obligation of Tenant to pay Rent under this Sublease.

     21.4 Landlord and Tenant. Landlord and Tenant agree that it is their intention to create only the relationship of Landlord and Tenant, and no provision of this Sublease, or act of either Landlord or Tenant, shall ever be construed as creating the relationship of principal and agent, or a partnership, or a joint venture or enterprise between Landlord and Tenant.

     21.5 Quiet Enjoyment. Landlord covenants that it has full right, power and authority to make this Sublease, subject to the rights of Master Landlord and Mortgagees and the terms, provisions and conditions of any covenants, conditions or restrictions of record, and that, subject to the terms of the Master Lease, Tenant or any permitted assignee or sub-subtenant of Tenant, upon the payment of the Rent and the performance of the covenants required to be performed by Tenant hereunder, shall and may peaceably and quietly have, hold and enjoy the Demised Premises and improvements thereon during the Term.

     21.6 Rules and Regulations. Landlord reserves the right to adopt rules and regulations with respect to the conduct of Tenant's activities in the Demised Premises which, upon adoption, shall be deemed incorporated herein; provided, however, such rules and regulations shall not become effective until Tenant has been given notice thereof, and Tenant shall not be bound by any rules and regulations which are not consistent with the standards and methods of operation of a Boston Chicken/Market Unit in the jurisdiction in which the Demised Premises are located.

     21.7    Estoppel Certificate.

          (a) Tenant shall, from time to time, upon the written request of Landlord or Franchisor, deliver to the requesting party, within fifteen
     (15) days after the request therefor, a statement in writing certifying (i) that this Sublease is unmodified and in full force and effect (or if there have been modifications that the same is in full force and effect as modified and identifying the modifications); (ii) the dates to which the Rent and other charges have been paid; (iii) that Landlord is not in default under any provision of this Sublease (or if a default is alleged, stating the nature of the alleged default); (iv) no payments other than as currently due have been made; (v) that Tenant has accepted the Demised Premises and the condition of Demised Premises and has no claims against Landlord or any other party with respect to the Demised Premises; (vi) that Tenant is entitled to no offsets, defenses or counterclaims with respect to the terms, covenants and conditions of this Sublease to be performed by Landlord; and (vii) such other matters as may reasonably be requested by the requesting party.

          (b) Landlord shall, from time to time, upon the written request of Tenant or Franchisor, deliver to the requesting party, within fifteen (15) days after the request therefor, a statement in writing certifying (i) that this Sublease is unmodified and in full force and effect (or if there have been modifications that the same is in full force and effect as modified and identifying the modifications), (ii) the dates to which the Rent and other charges have been paid; and (iii) that Tenant is not in default under any provision of this Sublease (or if a default is alleged, stating the nature of the alleged default).

          (c)  It is intended that any statement delivered pursuant to this
     Section 21.7 may be relied upon by Franchisor and any prospective Mortgagee, purchaser, lender, subtenant, assignee or any entity which is a party to a potential merger, consolidation with or to the acquisition of all or substantially all of the assets or stock of the requesting party. If such statement is not executed by the requested party and delivered to the requesting party within said fifteen (15) day period, the requesting party may prepare said statement on behalf of the requested party, and the requested party hereby irrevocably appoints the requesting party as its attorney-in-fact, in the requested party's name, to execute such statement and deliver same on the requested party's behalf.

     21.8 Memorandum of Lease. Tenant shall not record this Sublease. Unless the Master Lease prohibits recordation of a "short form" or memorandum of lease, the parties shall join in the execution of a memorandum or so-called "short-form" of this Sublease for the purposes of recordation in accordance with the form provided for in the Master Lease and made a part hereof. Any recording costs associated with the memorandum or short form of this Sublease shall be borne by the party requesting recordation.

     21.9 Conflict Between Lease and Franchise Agreement. In the event of any conflict between this Sublease and the Franchise Agreement, the Franchise Agreement shall govern, prevail and control.

     21.10 Assignment by Landlord. Subject to the terms of the Master Lease, Landlord shall have the right to transfer, assign and convey, in whole or in part, any or all of the right, title and interest of Landlord in and to the Demised Premises under the Master Lease, and, in such event, Landlord shall be relieved from and after the date of such transfer, assignment or conveyance of all liability under this Sublease for obligations accruing thereafter. Should any prospective Mortgagee, or purchaser of the Landlord's interest in Demised Premises require a modification or modifications of this Sublease, which modification or modifications will not modify the permitted use of the Demised Premises, the Term, the Renewal Option or the Rent payable by Tenant under this Sublease and will not bring about any increased cost or expense to Tenant or in any other way substantially change the rights and obligations of Tenant under this Sublease, then Tenant agrees that this Sublease may be so modified. Tenant further agrees to execute and deliver any documents requested to evidence such modification within ten (10) days following such request.

     21.11 Limitation of Landlord's Liability. Notwithstanding anything to the contrary contained in this Sublease, in the event of any default or breach by Landlord with respect to any of the terms, covenants and conditions of this Sublease to be observed, honored or performed by Landlord, Tenant shall look solely to the estate and property of Landlord in the Land and Building owned by Landlord comprising the Demised Premises for the collection of any judgment (or any other judicial procedures requiring the payment of money by Landlord) and no other property or assets of Landlord shall be subject to levy, execution, or other procedures for satisfaction of Tenant's remedies.

     21.12 Severability. Any provision of this Sublease which shall prove to be invalid, void or illegal shall in no way affect, impair or invalidate any other provisions hereof and such other provisions shall remain in full force and effect.

     21.13 Governing Law and Venue. This Sublease shall be governed by the laws of the state in which the Demised Premises is located. Tenant acknowledges and agrees that proper venue for all legal and equitable actions which may be brought by Landlord or Tenant under, arising out of or in connection with this Sublease is the United States District Court for the District of Colorado or the District Court of Jefferson County, Colorado and that Tenant is subject to the jurisdiction of said courts.

     21.14 Waiver of Trial by Jury. To the extent permitted by law, Tenant hereby waives the right to trial by jury in any action, proceeding or counterclaim on any matter whatsoever arising out of or in any way connected with this Sublease.

     21.15 Brokers. Landlord and Tenant represent and warrant to each other that they have not had any dealing with any real estate brokers, finders or agents in connection with the negotiation of this Sublease. Each party shall indemnify and hold the other party harmless from and against any and all liability and cost which the other party may suffer in connection with real estate brokers, finders or agents claiming by, through, or under such party seeking any commission, fee or payment in connection with this Sublease.

     21.16 Survival. The following obligations shall survive the expiration or termination of this Sublease: (a) any obligation under this Sublease which is permitted to be performed after the expiration or termination of this Sublease; (b) any obligation under this Sublease which is not reasonably susceptible of performance prior to the expiration or termination of this Sublease; and (c) any obligation under this Sublease which is required to be performed under this Sublease on or before the expiration of the Term but which is not so performed.

     21.17 Time is of the Essence. Time is of the essence of this Sublease and each provision; provided, however, if the final (but not any interim) date of any period set forth herein falls on a Saturday, Sunday or legal holiday under the laws of the United States of America, the final date of such period shall be extended to the next business day.

     21.18 Number and Gender. All terms and words used in this Sublease, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context or sense of this Sublease or any portion of this Sublease may require, the same as if such words had been fully and properly written in the number and gender.

     21.19 Counterparts. This Sublease may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but such counterparts together shall constitute but one and the same instrument.

     21.20 Captions and Headings. The headings to the Articles and Sections of this Sublease are inserted only as a matter of convenience and for reference, and in no way expand, modify, confine, limit or proscribe the scope or intent of any Article and Section of this Sublease, nor in any way affect this Sublease.

     21.21 Construction. Each party hereto has reviewed and revised (or requested revisions of) this Sublease, and therefore any usual rules of construction requiring that ambiguities are to be resolved against a particular party shall not be applicable in the construction and interpretation of this Agreement or any Exhibits hereto.

     21.22 Trademarks. The parties hereto acknowledge that any plans or specifications of Tenant and Tenant's and Franchisor's trademarks and service marks, including without limitation, "Boston Market", are the sole property of Tenant and/or Franchisor, as the case may be, and this Sublease and tenancy created by this Sublease shall not be construed as granting to any party any rights to same.

     21.23 Entire Agreement. Any and all discussions and negotiations between Landlord and Tenant have been merged into this Sublease. No rights are conferred upon either party until this Sublease has been executed by both Landlord and Tenant. Any and all representations and agreements by either of the parties or their agents made during negotiations prior to execution of this Sublease and which representations are not contained in this Sublease shall not be binding upon either of the parties. This Sublease may be amended or added to only by an agreement in writing signed by the parties hereto or their respective successors in interest.

     21.24 Satellite Dish Installation. Subject to the terms of the Master Lease, Landlord hereby grants to Tenant and Tenant's agents, employees and contractors the right, at Tenant's sole cost and expense, to install, maintain and operate at the Demised Premises a mast mounted satellite dish antenna (the "Dish") and related equipment, including, without limitation, cables from the exterior of the Demised Premises to equipment inside the Demised Premises, which is necessary to the operation of the Dish, as part of Franchisor's integrated satellite business network. Tenant may relocate the Dish to some other location on or about the Demised Premises for purposes of adequate reception, subject to applicable law, codes and regulations and to the terms of the Master Lease. Tenant will ensure that the Dish, and each part of it, will be installed in accordance with all local and building rules of construction and codes. Tenant will obtain all FCC and other licenses or approvals required to install and operate the Dish. The Dish is and shall remain the property of Tenant or Tenant's assignee, transferee or subtenant, and Landlord and Tenant agree that the Dish is not, and installation of the Dish at the Demised Premises shall not cause the Dish to become, a fixture pursuant to this Sublease or by operation of law. Tenant shall be responsible for the repair and maintenance of the Dish during the Term, at Tenant's sole cost and expense, and upon the expiration of the Term or earlier termination of this Sublease, Tenant shall remove the Dish and repair any and all damage to the Demised Premises (including but not limited to the roof of the Demised Premises) caused as a result of such removal.

     21.25 Exhibits. The exhibits listed below and attached to this Sublease are incorporated in this Sublease by reference:

     EXHIBIT "A"  -    Legal Description of the Demised Premises
     EXHIBIT "B"  -    Ground Rent Component Schedule
     EXHIBIT "C"  -    Term Commencement Agreement
     EXHIBIT "D"  -    Memorandum of Term Commencement Agreement
     EXHIBIT "E"  -    Insurance Required During Construction

     IN WITNESS WHEREOF, Landlord and Tenant have caused this Sublease to be executed and sealed as of the day and year first above written.

Dated this ________ day             TENANT:
of ________________, 19___.
                                    ____________________________________________

Witness:

_______________________________     By:_________________________________________
                                       Name:____________________________________
                                       Title:___________________________________


Dated this ________ day             LANDLORD:
of _______________, 19___.
                                    BOSTON CHICKEN, INC.,
                                    a Delaware corporation
Witness:

_______________________________     By:_________________________________________
                                       Name:____________________________________
_______________________________        Title:___________________________________

                                  EXHIBIT "A"

                          [Attach Legal Description]

                                  EXHIBIT "B"

                       (Ground Rent Component Schedule)


Primary Term                         Annually             Monthly
------------                         --------             -------

Lease Year        to
           -------   -------         --------------       -------------
Lease Year        to
           -------   -------         --------------       -------------
Lease Year        to
           -------   -------         --------------       -------------

Renewal Term                         Annually             Monthly
------------                         --------             -------

Lease Year        to
           -------   -------         --------------       -------------
Lease Year        to
           -------   -------         --------------       -------------

                                  EXHIBIT "C"

                          TERM COMMENCEMENT AGREEMENT
                          ---------------------------


      THIS AGREEMENT is made and entered into as of the ____ day of __________, 19___, by and between BOSTON CHICKEN, INC., a Delaware corporation ("Landlord"), and ________________________________, a __________ corporation ("Tenant").


                              W I T N E S S E T H:
                              -------------------

     WHEREAS, Landlord and Tenant have entered into a certain Franchise Sublease dated __________________________, 19____ (the "Sublease") for a Boston
Chicken/Market Unit located in __________________, _________________ County,
___________; and

     WHEREAS, Landlord and Tenant desire to enter into this Agreement to confirm the Commencement Date, the Expiration Date, the Renewal Term, Base Annual Rent and other matters set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Landlord and Tenant hereby agree as follows:

     22    Defined Terms.  All capitalized terms used in this Agreement but not defined in this Agreement shall have the meanings given to such terms under the Sublease.

     23    Confirmation of Term and Rent. Landlord and Tenant each acknowledge, agree and confirm the following:

          23.1    The Commencement Date is  _________________, 19____;

          23.2    The Expiration Date is  _________________, 20____;

          23.3 Tenant first opened the Demised Premises for business to the public on _________________, 19____;

          23.4 Tenant has ______ (__) options to renew the Sublease for _______ (__) Renewal Terms of five (5) years each;

          23.5    The Demised Premises contains __________ square feet of space;

          23.6 Base Annual Rent (consisting of finally determined Building Rent, Ground Rent and Real Estate Fee) under the Sublease shall be as follows:

           Period               Base Annual Rent                         Monthly Installment
           ------               ----------------                         -------------------
 ___/___/___ - ___/___/___       $____________              $_______________________________
 ___/___/___ - ___/___/___       $____________              $_______________________________
 ___/___/___ - ___/___/___       $____________              $_______________________________
        Renewal Term             $____________              $_______________________________

          23.7 All Rent, including Base Annual Rent, Percentage Rent, Real Estate Taxes and Impositions, if any, and all other charges, costs, rents and assessments set forth in the Master Lease became payable on _________________ _________, _______________.

     24    Conclusive Evidence.  For purposes of the Sublease, this Agreement shall be conclusive evidence of the information contained in this Agreement.

     IN WITNESS WHEREOF, Landlord and Tenant have executed this Agreement as of the day and year first above written.

Dated this ________ day             TENANT:
of ________________, 19___.
                                    ____________________________

Witness:


______________________________      By:______________________________

                                    Name:____________________________

______________________________      Title:____________________________



Dated this ________ day             LANDLORD:
of _______________, 19___.
                                    BOSTON CHICKEN, INC., a Delaware corporation

Witness:

______________________________      By:______________________________

                                    Name:____________________________

______________________________      Title:____________________________

                                      EXHIBIT "D"


THIS DOCUMENT PREPARED BY
AND AFTER RECORDING RETURN TO:

Boston Chicken, Inc.
14103 Denver West Parkway
P.O. Box 4086
Golden, CO 80401-4086
Attention: Real Estate Services Department                      LOCATION:


                                                                STORE NUMBER:

                                  EXHIBIT "D"
                                  -----------

                   MEMORANDUM OF TERM COMMENCEMENT AGREEMENT
                   -----------------------------------------


          THIS AGREEMENT is made and entered into as of the ____ day of __________, 19___, by and between BOSTON CHICKEN, INC., a Delaware corporation ("Landlord"), and ________________________________, a __________ corporation
("Tenant").


                              W I T N E S S E T H:
                              -------------------

          WHEREAS, Landlord and Tenant have entered into a certain Franchise Sublease dated __________________________, 19____ (the "Sublease") for a Boston
Chicken/Market Unit located in __________,  ___________ County, ___________, and legally described on Exhibit A attached hereto and made a part hereof; and

          WHEREAS, a Memorandum of Franchise Sublease was recorded with the County Recorder of _______ County, _______, as ______ Document _________; and

          WHEREAS, Landlord and Tenant desire to enter into this Agreement to confirm the Commencement Date, the Expiration Date, the Renewal Term and other matters set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Landlord and Tenant hereby agree as follows:

     25     Defined Terms.  All capitalized terms used in this Agreement but not defined in this Agreement shall have the meanings given to such terms under the Sublease.

     26     Confirmation of Term and Rent.  Landlord and Tenant each
acknowledge, agree and confirm the following:

          .1    The Commencement Date is  _________________, 19____;

          .2    The Expiration Date is  _________________, 20____;

          .3    Tenant first opened the Demised Premises for business to the public on  _________________, 19____;

          .4    Tenant has ________ (__) options to renew the Sublease for
     ________ (__) Renewal Terms of five (5) years each;

          .5    The Demised Premises contains __________ square feet of space.

     27     Conclusive Evidence.  For purposes of the Sublease, this Agreement shall be conclusive evidence of the information contained in this Agreement.

     IN WITNESS WHEREOF, Landlord and Tenant have executed this Agreement as of the day and year first above written.

Dated this ________ day                            TENANT:
of ________________, 19___.                        ____________________________


Witness:

                                         By:
---------------------------------           -----------------------------------
                                            Name:
                                                 ------------------------------
                                            Title:
---------------------------------                 -----------------------------


Dated this _______day                    LANDLORD:
of___________, 19____.
                                         BOSTON CHICKEN, INC., a Delaware
                                         corporation


Witness:

                                         By:
---------------------------------           -----------------------------------
                                            Name:
                                                 ------------------------------
                                            Title:
---------------------------------                 -----------------------------

STATE OF COLORADO                        )
                                         )
COUNTY OF JEFFERSON                      )

     Personally appeared before me, a Notary Public in and for the above County and State, _________________________________, known personally by me and acknowledged by me to be on the date of execution, _________________________ of BOSTON CHICKEN, INC., a Delaware corporation, and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of _____________ 19____.


                                         ------------------------------
                                         Notary Public

My Commission Expires:





STATE OF ___________________________     )
                                         )
COUNTY OF ___________                    )

     Personally appeared before me, a Notary Public in and for the above County and State, __________________________________, known personally by me and acknowledged by me to be on the date of execution, the ___________________ of ____________________, a _______________ corporation, and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of _____________ 19___.


                                         ------------------------------
                                         Notary Public

My Commission Expires:

                                      EXHIBIT "E"

                    INSURANCE REQUIRED DURING CONSTRUCTION
                    --------------------------------------

     In addition to any insurance which may be required under the Master
Lease, Subtenant shall secure, pay for and maintain or cause Subtenant's contractors to secure, pay for and maintain during construction of the following insurance coverages:




     27.1 Commercial General Liability Insurance with a combined single limit of not less than One Million Dollars ($1,000,000.00) per occurrence insuring against bodily injury, death or property damage occurring at or about the Demised Premises. The Commercial General Liability Insurance shall name Subtenant and Landlord and Landlord's directors, officers, shareholders, employees and agents as additional insureds and shall include all major divisions of coverage and shall be written on a comprehensive basis including, without limitation, the following:

     (a)  Premises/Operations (including XCU coverage as applicable);

     (b)  Independent Contractors Protective;

     (c) Products and Completed Operations (which shall be kept in effect for two (2) years after completion of construction);

     (d)  Personal Injury Liability (with Employment Exclusion deleted);

     (e) Blanket Contractual Liability (which shall include the indemnity contained in Section 14.3 of the Lease); and

     (f)  Broad Form Property Damage.

Any aggregate limit under the contractor's liability insurance shall by endorsement apply to this project separately. Subtenant acknowledges that Landlord's liability insurance shall be excess of the liability insurance required hereunder.

     27.2 Commercial Automobile Liability Insurance insuring all owned, non-owned and hired vehicles with a combined single limit of not less than One Million Dollars ($1,000,000.00) per occurrence.

     27.3 Worker's Compensation Insurance with limits as required by statute and Employers' Liability Insurance with coverage B limits not less than $300,000.00 each accident, $300,000.00 disease - each employee and $500,000.00 disease - policy limit.

     27.4 "All Risk" Builder's Risk Insurance insuring the interest of Master Landlord, Landlord, Subtenant and Subtenant's Contractor's in the Demised Premises against the perils of fire and extended coverage and physical loss or damage including, without duplication of coverage, theft, vandalism and malicious mischief, to the full insurable value of the Demised Premises. If materials are stored off the Demised Premises or in transit to the Demised Premises and are not covered under said "all-risk" builder's risk insurance, then Subtenant shall secure and maintain similar property insurance on such materials. Any loss insured under said "all-risk" builder's risk insurance is to be adjusted by Landlord and made payable to Landlord as trustee for the insureds as their interests may appear.

                                   EXHIBIT M
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                                FRANCHISE LEASE
                                ---------------

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________






                                FRANCHISE LEASE


                       BC REAL ESTATE INVESTMENTS, INC.

                                   LANDLORD


                                      AND

                      ___________________________________

                                    TENANT

                               TABLE OF CONTENTS
                               -----------------

                                                                             Page
                                                                             ----

1    SCHEDULE OF BASIC DATA.................................................   1
     1.1  Landlord..........................................................   1
     1.2  Landlord's Address................................................   1
     1.3  Tenant............................................................   1
     1.4  Tenant's Address..................................................   1
     1.5  Franchisor........................................................   1
     1.6  Franchisor's Address..............................................   1
     1.7  Street Address of
          the Demised Premises..............................................   1
     1.8  Base Annual Rent..................................................   2
     1.9  Landlord's Allowance..............................................   2
     1.10 Date for Commencement
          of Construction...................................................   2
     1.11 Date for Completion
          of Construction...................................................   2
     1.12 Guarantor.........................................................   2

2    SCHEDULE OF DEFINED TERMS..............................................   2
     2.1  Boston Market Unit................................................   2
     2.2  Building..........................................................   2
     2.3  Commencement Date.................................................   2
     2.4  Default Rate......................................................   3
     2.5  Delivery Date.....................................................   3
     2.6  Demised Premises..................................................   3
     2.7  Escrowee..........................................................   3
     2.8  Expiration Date...................................................   3
     2.9  Force Majeure Delay...............................................   3
     2.10 Force Majeure Event...............................................   3
     2.11 Franchise Agreement...............................................   3
     2.12 Ground Lease......................................................   3
     2.13 Ground Lessor.....................................................   4
     2.14 Impositions.......................................................   4
     2.15 Land..............................................................   4
     2.16 Landlord's Property Insurance.....................................   4
     2.17 Lease Year........................................................   4
     2.18 Mortgage..........................................................   4
     2.19 Mortgagee.........................................................   4
     2.20 Primary Term......................................................   4

     2.21   Real Estate Taxes ...........................................    4
     2.22   Renewal Term ................................................    4
     2.23   Rent ........................................................    4
     2.24   Tenant's Property ...........................................    4
     2.25   Tenant's Work ...............................................    4
     2.26   Term ........................................................    4
     2.27   Workletter ..................................................    5

3    THE DEMISE .........................................................    5
     3.1    The Demise ..................................................    5
     3.2    Appurtenant Rights ..........................................    5
     3.3    Acquisition of Title ........................................    5

4    TERM ...............................................................    5
     4.1    Primary Term ................................................    5
     4.2    Renewal Term ................................................    5
     4.3    Term Commencement Agreement .................................    6

5    USE ................................................................    6
     5.1    Permitted Use ...............................................    6
     5.2    Continuous Use and Operation ................................    7

6    CONDITION OF PREMISES AND ORIGINAL CONSTRUCTION ....................    7
     6.1    Condition of the Demised Premises ...........................    7
     6.2    Construction of Building ....................................    7
     6.3    Construction Escrow .........................................    8

7    PAYMENT OF RENT ....................................................    8
     7.1    Base Annual Rent ............................................    8
     7.2    Place for Payment of Rent ...................................    9
     7.3    Late Rent ...................................................    9
     7.4    Net Lease ...................................................    9

8    TAXES AND OTHER IMPOSITIONS ........................................   10
     8.1    Real Estate Taxes and Impositions ...........................   10
     8.2    Payment of Real Estate Taxes ................................   10
     8.3    Monthly Payments of Real Estate Taxes .......................   11
     8.4    Reductions in Real Estate Taxes .............................   11
     8.5    Personal Property Taxes .....................................   12

9    REPAIRS AND ALTERATIONS ............................................   12
     9.1    Repairs and Maintenance .....................................   12

     9.2    Alterations .................................................   13
     9.3    Liens .......................................................   14

10   LAWS AND ORDINANCES ................................................   14
     10.1   Compliance with Laws and Ordinances .........................   14
     10.2   Maintain Permits ............................................   14
     10.3   Unpermitted Uses ............................................   14

11   ENVIRONMENTAL MATTERS ..............................................   15
     11.1   Hazardous Substances ........................................   15
     11.2   No Violation of Environmental Laws ..........................   15
     11.3   Compliance with Environmental Laws ..........................   15
     11.4   Indemnity and Release .......................................   16

12   SIGNAGE ............................................................   17
     12.1   Approved Signage ............................................   17
     12.2   Sign Approvals ..............................................   17
     12.3   Grand Opening ...............................................   17

13   SERVICES ...........................................................   17
     13.1   Utility Services ............................................   17
     13.2   Garbage .....................................................   17
     13.3   Interruption of Services ....................................   18
     13.4   Electrical Equipment ........................................   18

14   INSURANCE ..........................................................   18
     14.1   Landlord's Insurance ........................................   18
     14.2   Tenant's Insurance ..........................................   19
     14.3   Waiver of Subrogation .......................................   19
     14.4   Indemnification .............................................   20
     14.5   Demised Premises Security ...................................   20

15   DAMAGE TO DEMISED PREMISES .........................................   20
     15.1   Notice of Damage ............................................   20
     15.2   Tenant's Obligation to Rebuild ..............................   21
     15.3   Restoration Proceeds ........................................   22
     15.4   No Abatement of Rent ........................................   22

16   EMINENT DOMAIN .....................................................   22
     16.1   Landlord's Right to Terminate Lease .........................   22
     16.2   Proration of Rent ...........................................   23
     16.3   Restoration of Demised Premises .............................   23

     16.4   Condemnation Award ..........................................   23

17   ASSIGNMENT AND SUBLETTING ..........................................   23
     17.1   Consent Required ............................................   23
     17.2   Request for Consent .........................................   24
     17.3   Excess Consideration ........................................   25
     17.4   Tenant Financing ............................................   25

18   MORTGAGEE AND GROUND LESSOR PROTECTION .............................   25
     18.1   Subordination and Attornment ................................   25
     18.2   Right to Cure Landlord Defaults .............................   26

19   ACCESS TO PREMISES .................................................   26

20   DEFAULTS BY TENANT .................................................   27
     20.1   Events of Default ...........................................   27
     20.2   Landlord Remedies ...........................................   28
     20.3   Landlord's Right to Perform Tenant's Obligations ............   29
     20.4   No Waiver ...................................................   29
     20.5   Remedies Cumulative .........................................   30
     20.6   Attorneys' Fees .............................................   30
     20.7   Bankruptcy or Insolvency ....................................   30

21   DEFAULTS BY LANDLORD ...............................................   31

22   SURRENDER OF PREMISES ..............................................   32
     22.1   Surrender ...................................................   32
     22.2   Tenant's Property ...........................................   32
     22.3   Holding Over ................................................   33

23   COLLATERAL ASSIGNMENT AND FRANCHISE AGREEMENT ......................   33
     23.1   Collateral Assignment .......................................   33
     23.2   Landlord's Consent to Collateral Assignments ................   33
     23.3   Franchise Agreement .........................................   34

24   MISCELLANEOUS ......................................................   35
     24.1   Notices .....................................................   35
     24.2   Successors and Assigns ......................................   35
     24.3   Force Majeure Events ........................................   35
     24.4   Landlord and Tenant .........................................   35
     24.5   Quiet Enjoyment .............................................   35
     24.6   Rules and Regulations .......................................   36

     24.7   Estoppel Certificate ........................................   36
     24.8   Memorandum of Lease .........................................   37
     24.9   Conflict Between Lease and Franchise Agreement ..............   37
     24.10  Assignment by Landlord ......................................   37
     24.11  Limitation of Landlord's Liability ..........................   37
     24.12  Severability ................................................   37
     24.13  Governing Law and Venue .....................................   37
     24.14  Waiver of Trial by Jury .....................................   38
     24.15  Brokers .....................................................   38
     24.16  Survival ....................................................   38
     24.17  Time is of the Essence ......................................   38
     24.18  Number and Gender ...........................................   38
     24.19  Counterparts ................................................   38
     24.20  Captions and Headings .......................................   38
     24.21  Construction ................................................   39
     24.22  Trademarks ..................................................   39
     24.23  Entire Agreement ............................................   39
     24.24  Satellite Dish Installation .................................   39
     24.25  Guaranty ....................................................   39
     24.26  Exhibits ....................................................   40


     EXHIBITS
            EXHIBIT "A"    -    Legal Description of the Demised Premises
            EXHIBIT "B"    -    Workletter Agreement
            EXHIBIT "C"    -    Term Commencement Agreement
            EXHIBIT "D"    -    Memorandum of Term Commencement Agreement
            EXHIBIT "E"    -    Certificate of Substantial Completion
            EXHIBIT "F"    -    Escrow Instructions
            EXHIBIT "G"    -    Insurance Required During Construction
            EXHIBIT "H"    -    Collateral Assignment of Lease
            EXHIBIT "I"    -    Memorandum of Lease
            EXHIBIT "J"    -    Guaranty of Franchise Lease

                                FRANCHISE LEASE
                                ---------------

     THIS LEASE is made and entered into as of the ____ day of _____________, 19___, by and between BC REAL ESTATE INVESTMENTS, INC., a Delaware corporation ("Landlord"), and _________________________, a _____________ corporation
("Tenant").


                                   ARTICLE 1
                                   ---------

                             SCHEDULE OF BASIC DATA
                             ----------------------

     The following sets forth basic data referred to in this Lease, and where appropriate, constitutes definitions of the terms listed below:

     1.1    Landlord:              BC Real Estate Investments, Inc., a Delaware
                                   corporation


     1.2    Landlord's Address:    c/o Boston Chicken, Inc.
                                   14103 Denver West Parkway
                                   P.O. Box 4086
                                   Golden, Colorado  80401-4086
                                   Attention:  Real Estate Services Department

     1.3    Tenant:                ____________________, a __________
                                   corporation

     1.4    Tenant's Address:      ___________________________________________
                                   ___________________________________________
                                   ___________________________________________
                                   ___________________________________________

     1.5    Franchisor:            Boston Chicken, Inc., a Delaware corporation,
                                   its successors and assigns

     1.6    Franchisor's Address:  14103 Denver West Parkway
                                   P.O. Box 4086
                                   Golden, Colorado  80401-4086
                                   Attention:  Real Estate Services Department

     1.7    Street Address of
            the Demised Premises:  ___________________________________________
                                   ___________________________________________

     1.8 Base Annual Rent: For the following Lease Years during the Term, the following amounts per year payable in the following monthly installments:

           Lease Year              Base Annual Rent      Monthly Installment
           ----------              ----------------      -------------------

     (a)    1-5                       $____________          $______________
     (b)    6-10                      $____________          $______________
     (c)    11-15                     $____________          $______________
     (d)    16-20 (Renewal Term)      $____________          $______________

     1.9   Landlord's Allowance:    _______________________________Dollars
                                    ($_________________)

     1.10  Date for Commencement
           of Construction:         Within __________ (___) days after the
                                    Delivery Date.

     1.11  Date for Completion
           of Construction:         Within __________ (___) days after the
                                    Delivery Date.

     1.12  Guarantor:               ______________________________________


                                   ARTICLE 2
                                   ---------

                           SCHEDULE OF DEFINED TERMS
                           -------------------------

     For purposes of this Lease, the following terms shall have the meanings given to such terms in this Article 2:

     2.1 Boston Market Unit: a food service business that (i) offers products for consumer consumption through, among other things, on-premises dining and carry-out dining, (ii) operates using Franchisor's system and trademarks, and
(iii) is operated by Tenant pursuant to the Franchise Agreement, all as more particularly defined in the Franchise Agreement.

     2.2   Building:  the building constructed or to be constructed on the Land.

     2.3 Commencement Date: the earlier to occur of (i) the date on which Tenant first opens the Demised Premises for business to the public or (ii) the date which is two (2) calendar months after the Delivery Date; provided, however, if the Demised Premises are open for business to the public on the Delivery Date, then the Commencement Date shall be the Delivery Date.

     2.4 Default Rate: the lesser of (i) a rate of interest per annum equal to three (3) percentage points above the prime rate as published in the eastern edition of the Wall Street Journal, or a comparable newspaper if the Wall Street Journal shall not publish the prime rate during such period, or (ii) the highest rate of interest authorized by law in the jurisdiction in which the Demised Premises are located.

     2.5 Delivery Date: the date on which Landlord delivers possession of the Demised Premises to Tenant.

     2.6    Demised Premises:  the Land and the Building.

     2.7 Escrowee: Chicago Title and Trust Company, 171 North Clark Street, Chicago, Illinois 60601 or such other escrow trustee as may be selected by Landlord from time to time.

     2.8    Expiration Date:  the date which is the day before the fifteenth
(15th) anniversary of the Franchise Agreement.

     2.9 Force Majeure Delay: the period of time that either Landlord or Tenant is delayed, hindered in or prevented from performing its obligations hereunder as the result of a Force Majeure Event, provided, however, that (i) any extension of time for a Force Majeure Delay shall be conditioned upon the party seeking an extension of time delivering written notice of such Force Majeure Delay to the other party within ten (10) days after the discovery of the Force Majeure Delay, (ii) the maximum period of time which Landlord or Tenant may delay any act or performance of work due to a Force Majeure Delay shall be sixty (60) days, and (iii) a Force Majeure Delay shall not include delays resulting from the failure to perform for financial reasons.

     2.10 Force Majeure Event: strikes, lockouts, labor troubles, failure of power, riots, insurrection, war, acts of God, and other reasons of like nature not the fault of the party delayed in performing work or doing acts.

     2.11 Franchise Agreement: that certain Franchise Agreement which Franchisor and Tenant have entered into or will enter into under which Tenant has been or will be granted a franchise to own and operate a Boston Market Unit from the Demised Premises and all documents delivered in connection therewith, together with all renewals, amendments and replacements.

     2.12 Ground Lease: any ground lease of the Land or any other lease entered into by Landlord affecting the Demised Premises as part of a so-called "sale/leaseback" transaction.

     2.13   Ground Lessor:  the landlord under a Ground Lease.

     2.14   Impositions:  as defined in Section 8.1.

     2.15 Land: the land legally described on Exhibit "A" attached hereto and made a part hereof.

     2.16   Landlord's Property Insurance:  as defined in Section 14.1.

     2.17 Lease Year: for the Primary Term, the twelve (12) month period commencing on the Commencement Date and each succeeding twelve (12) month period during the Primary Term (provided, however, the fifteenth (15th) Lease Year shall be extended or shortened, if necessary, in order for the fifteenth (15th) Lease Year to expire on the Expiration Date), and for the Renewal Term, the twelve (12) month period commencing on the day following the Expiration Date and each succeeding twelve (12) month period during the Renewal Term.

     2.18   Mortgage:  any mortgage or trust deed encumbering the Demised
Premises.

     2.19 Mortgagee: the mortgagee under any mortgage or the beneficiary under any trust deed encumbering the Demised Premises.

     2.20 Primary Term: the period of time commencing on the Commencement Date and ending on the Expiration Date unless sooner terminated as provided in this Lease.

     2.21   Real Estate Taxes:  as defined in Section 8.1.

     2.22 Renewal Term: the period of time commencing on the day following the Expiration Date and ending on the fifth (5th) anniversary of the Expiration Date unless sooner terminated as provided in this Lease.

     2.23 Rent: Base Annual Rent and all other charges, costs and sums required to be paid by Tenant under this Lease, including, without limitation, Real Estate Taxes, Impositions and Landlord's Property Insurance.

     2.24   Tenant's Property:  as defined in Section 22.2.

     2.25 Tenant's Work: the tenant improvement work to be performed by Tenant under the Workletter in accordance with plans and specifications approved by Landlord and Franchisor.

     2.26 Term: the Primary Term, and if Tenant exercises its option to renew this Lease for the Renewal Term, the Renewal Term.

     2.27 Workletter: the Workletter Agreement attached hereto and made a part hereof as Exhibit "B".


                                   ARTICLE 3
                                   ---------

                                  THE DEMISE
                                  ----------

     3.1 The Demise. Landlord, for and in consideration of the covenants and agreements hereinafter set forth to be kept and performed by both parties, does hereby demise and lease the Demised Premises to Tenant and Tenant hereby accepts such demise and leases the Demised Premises from Landlord for the Term.

     3.2 Appurtenant Rights. Landlord also grants to Tenant and to Tenant's agents, employees and customers the right to use all easements, rights and privileges appurtenant to the Demised Premises, subject to the restrictions and limitations set forth in such easements, rights and restrictions, including, without limitation, the non-exclusive right, in common with Landlord and those to whom Landlord may grant such rights, to use the driveways, roads, alleys and other means of ingress and egress to and from the Demised Premises.

     3.3 Acquisition of Title. If Landlord has not acquired title to the Demised Premises as of the date of this Lease, this Lease shall be subject to Landlord having acquired title to the Demised Premises. If Landlord has not acquired title to the Demised Premises within twelve (12) months after the date of this Lease, Landlord may terminate this Lease by written notice to Tenant.


                                   ARTICLE 4
                                   ---------

                                     TERM
                                     ----

     4.1 Primary Term. The Primary Term shall begin on the Commencement Date and shall end on the Expiration Date. Notwithstanding the foregoing, if Tenant and Franchisor have not entered into a Franchise Agreement on or before the Commencement Date, Landlord may terminate this Lease by written notice given to Tenant.

     4.2 Renewal Term. Tenant shall have the option to renew this Lease (the "Renewal Option") for the Renewal Term on the terms and conditions set forth in this Section 4.2; provided, however, the Renewal Option shall not be made available to Tenant unless (A) there is no Event of Default under this Lease at the time of the exercise of the Renewal Option or at the commencement of the Renewal Term and (B) Tenant obtains a successor franchise from Franchisor to operate a Boston Market Unit from the Demised Premises during the Renewal

Term. The exercise of Renewal Option shall be automatic and the parties shall be bound by this Lease during the Renewal Term unless (i) Tenant gives Landlord notice, at least nine (9) months prior to the Expiration Date, that Tenant does not intend to exercise the Renewal Option or (ii) the Renewal Option is not made available to Tenant or is rendered null and void on or before the expiration of the Primary Term pursuant to this Section 4.2, in either of which events the Term shall expire on the Expiration Date, unless sooner terminated as provided in this Lease. During the Renewal Term, the Demised Premises shall be leased on the same terms and conditions provided in this Lease for the Primary Term, except that Landlord shall have no obligation to pay Landlord's Allowance and Tenant shall pay Base Annual Rent during the Renewal Term at an annual rate equal to that specified in Section 1.8(d). The Renewal Option shall automatically expire and become null and void upon the first to occur of the following: (i) the termination of this Lease or Tenant's right to possession of the Demised Premises; (ii) the assignment of this Lease or the subletting of the Demised Premises by Tenant, in whole or in part (excluding, however, any assignment or sublease for which Landlord's consent is not required and the collateral assignment of this Lease to Franchisor pursuant to Section 23.1),
(iii) the recapture by Landlord of all or any part of the Demised Premises pursuant to this Lease, (iv) the failure of Tenant to timely or properly exercise the Renewal Option, or (v) the termination or expiration of the term of the Franchise Agreement.

     4.3    Term Commencement Agreement.  Landlord and Tenant agree to execute
(i) a Term Commencement Agreement in form substantially similar to Exhibit "C" attached hereto and (ii) a Memorandum of Term Commencement Agreement in form substantially similar to Exhibit "D" attached hereto. The Term Commencement Agreement shall set forth, among other things, the Commencement Date, the Expiration Date and the Base Annual Rent. The Memorandum of Term Commencement Agreement shall contain the same information as the Term Commencement Agreement except the Base Annual Rent shall be omitted therefrom. The Term Commencement Agreement and the Memorandum of Term Commencement Agreement shall be conclusive evidence of the information contained therein. The Term Commencement Agreement shall not be recorded by either party but the Memorandum of Term Commencement Agreement may be recorded by either party.


                                   ARTICLE 5
                                   ---------

                                      USE
                                      ---

     5.1 Permitted Use. The Demised Premises shall be used and occupied solely for the sale of retail prepared foods permitted or required to be prepared and sold by Tenant from time to time under the Franchise Agreement, including, but not limited to, chicken and chicken products, pasta products, all types of pot pies, turkey, ham, meatloaf and other items customarily found in a Boston Market Unit and for no other purpose.

     5.2 Continuous Use and Operation. Tenant shall operate a Boston Market Unit from the entire Demised Premises continuously at all times during the Term in accordance with the uses permitted in Section 5.1. Tenant shall operate the Demised Premises in a first class manner in strict conformity with the requirements of the Franchise Agreement. Tenant's business at the Demised Premises shall be operated under the trade name required by the Franchise Agreement, and Tenant shall not change this trade name without the prior written consent of Franchisor.


                                   ARTICLE 6
                                   ---------

                CONDITION OF PREMISES AND ORIGINAL CONSTRUCTION
                -----------------------------------------------

     6.1 Condition of the Demised Premises. Landlord shall tender possession of the Demised Premises to Tenant on the Delivery Date. Tenant acknowledges that Tenant has had full opportunity to investigate and inspect the Demised Premises, including, without limitation, the surface and subsurface soil conditions of the Land and physical condition of all improvements located on the Demised Premises, the environmental condition of the Demised Premises, the availability of utilities at the Demised Premises, the availability of access to the Demised Premises, the zoning of the Demised Premises and the availability of permits for Tenant's use of the Demised Premises. Consequently, Tenant accepts the Demised Premises in their "AS-IS" condition with all faults. Landlord makes no representation or warranty, whether express or implied, as to the fitness of the Demised Premises for any particular purpose or as to the suitability, success or profitability of the Demised Premises as a Boston Market Unit, and to the fullest extent permitted by law, Tenant releases Landlord and anyone claiming by, through or under Landlord from any loss, liability, injury, damage, legal responsibility or loss of economic opportunity arising from or relating to the existing condition or location of the Demised Premises, except to the extent such legal responsibility arises out of the negligence or intentional misconduct of Landlord.

     6.2 Construction of Building. Tenant shall, at Tenant's sole cost and expense (with the exception of the payment of Landlord's Allowance pursuant to Section 6.3), construct Tenant's Work in accordance with the terms, provisions and conditions set forth in the Workletter and the Franchise Agreement, in a good and workmanlike manner and in compliance with all applicable laws, codes, ordinances, rules and regulations. Tenant's Work shall include, without limitation, all work required to construct a new Building or remodel the existing Building and all fixtures, furnishings and equipment required for operation of the Demised Premises as a Boston Market Unit. Subject to the terms and conditions set forth in the Workletter, Tenant shall commence construction of Tenant's Work on or before the date set forth in Section 1.10 and shall achieve Substantial Completion (as hereinafter defined) of Tenant's Work, subject to Force Majeure Delays, on or before the date set forth in Section
1.11. Tenant shall have achieved "Substantial Completion" of Tenant's Work when Tenant's Work is sufficiently complete in accordance with the Workletter so that Tenant can occupy and use the

Demised Premises as a Boston Market Unit, as evidenced by (i) the issuance of a certificate of substantial completion in the form attached hereto as Exhibit "E" by Tenant's architect and (ii) confirmation thereof by Landlord's construction representative. Tenant shall be solely responsible for and have control over construction means, methods, techniques, sequences and procedures and for coordinating all portions of Tenant's Work and neither Landlord nor Franchisor shall have any responsibility therefor. Tenant also shall be solely responsible for the design of the Building and the preparation of approved plans and specifications. Tenant acknowledges that any design materials furnished to Tenant by Landlord or Franchisor and any review by Landlord or Franchisor of Tenant's plans and specifications shall be for the sole purpose of ensuring a uniform appearance for all Boston Market Units, and neither Landlord nor Franchisor shall have any responsibility for nor any liability in connection with Tenant's plans and specifications.

     6.3 Construction Escrow. All payments made by Tenant on account of Tenant's Work shall be disbursed through a construction escrow established with Escrowee (the "Escrow") pursuant to escrow instructions in the form of Exhibit "F" attached hereto (the "Escrow Instructions"). Concurrently with the execution of this Lease, Tenant shall provide evidence to Landlord that Tenant has funds sufficient in Landlord's determination to complete construction of Tenant's Work, less the amount of Landlord's Allowance set forth in Section 1.9. Disbursements from the Escrow shall be made periodically, but not more frequently than once per month. Each progress payment shall be in an amount not to exceed ninety percent (90%) of the costs incurred on account of Tenant's Work through the date of disbursement for which Tenant has provided the supporting documentation required by the Workletter and the Escrow Instructions, less the amount of prior disbursements, if any. After (i) Tenant has achieved Substantial Completion of Tenant's Work; (ii) Tenant has occupied the Demised Premises and opened the Demised Premises for business to the public and delivered to Landlord copies of the Permits (as defined in Section 10.2); (iii) Escrowee has issued or is prepared to issue the final date down endorsement to Landlord's title insurance policy, as required by the Escrow Instructions; and (iv) Tenant has provided the supporting documentation required by the Workletter and the Escrow Instructions, Landlord shall deposit Landlord's Allowance into the Escrow for disbursement pursuant to the Escrow Instructions and final disbursement shall be made from the Escrow.


                                   ARTICLE 7
                                   ---------

                                PAYMENT OF RENT
                                ---------------

     7.1 Base Annual Rent. During the Term, Tenant shall pay to Landlord, for the use and occupancy of the Demised Premises, Base Annual Rent in the annual amounts set forth in Section 1.8. Tenant shall pay Base Annual Rent to Landlord in U.S. Dollars, in advance, in monthly installments as set forth in
Section 1.8, on the Commencement Date, and on the first day of each calendar month of the Term. If the Commencement Date is other than the first day of a month, then the Base Annual Rent for the period from the Commencement Date until the first day of the month next following shall be prorated on a per diem basis and paid on the Commencement Date. Notwithstanding anything to the contrary contained in this Lease, the increases in Base Annual Rent scheduled to occur at the commencement of the sixth, eleventh and sixteenth Lease Years shall (i) commence on the first day of the calendar months in which the sixth, eleventh and sixteenth Lease Years, respectively, commence if the sixth, eleventh and sixteenth Lease Years commence on or before the fifteenth day of a calendar month, and (ii) commence on the first day of the calendar months following the calendar months in which the sixth, eleventh and sixteenth Lease Years, respectively, commence if the sixth, eleventh and sixteenth Lease Years commence on or following the sixteenth day of a calendar month.

     7.2 Place for Payment of Rent. All Rent due under this Lease shall be paid by checks payable to the order of Landlord, which checks shall be mailed or delivered to Landlord at Landlord's Address as set forth in Section 1.2 or in such other manner or at such other place as Landlord may from time to time designate to Tenant. If Landlord is maintaining Tenant's books and records, Landlord may, at Landlord's option, deduct the amount of Rent owed by Tenant to Landlord from Tenant's account with Landlord, and Landlord may, at Landlord's option, declare Base Annual Rent to be payable in advance, in thirteen (13) equal installments per year, at the beginning of each of Franchisor's accounting periods. Rent will be prorated on a per diem basis for partial months or years within the Term for which Rent is payable. Rent shall be payable without demand, notice, offset or deduction, except as otherwise specifically provided in this Lease, and Tenant's covenant to pay Rent shall be independent of every other covenant in this Lease.

     7.3 Late Rent. If Tenant shall fail to pay, when the same is due and payable, any Rent required to be paid by Tenant under this Lease, such unpaid amounts shall bear interest from the date when due until the date when paid at the Default Rate. If any installment of Rent is delinquent by more than fifteen
(15) days, Tenant shall also pay to Landlord a late charge in an amount equal to five percent (5%) of the amount of such delinquent installment, which late charge shall be immediately due and payable without notice or demand from Landlord.

     7.4 Net Lease. This Lease is intended to be a triple net "care-free" lease. Except as expressly set forth herein, all costs and expenses associated with the Demised Premises, including, without limitation, Real Estate Taxes, Impositions, Landlord's Property Insurance and repairs and replacements, are to be borne by Tenant.

                                   ARTICLE 8
                                   ---------

                          TAXES AND OTHER IMPOSITIONS
                          ---------------------------

     8.1    Real Estate Taxes and Impositions.  In addition to the Base
Annual Rent, Tenant shall pay as additional Rent all Real Estate Taxes and Impositions levied or assessed against the Demised Premises at any time during the Term in accordance with the terms and provisions of this Article 8. For the purposes of this Lease, the term "Real Estate Taxes" shall include all general real estate taxes and special assessments, water and sewer rents, transfer taxes and lease transaction taxes, sales taxes on rents, and other governmental impositions and charges of every kind and nature whatsoever, extraordinary as well as ordinary, foreseen and unforeseen, and each and every installment thereof which shall or may be levied, assessed, or imposed against, become due and payable, or become liens upon the Demised Premises, this Lease or the rents payable by Tenant under this Lease during the Term. Real Estate Taxes shall also include all costs incurred by Landlord in contesting or negotiating Real Estate Taxes with governmental authorities, and if determined by Landlord, the cost of any tax service company engaged by Landlord to handle payments of Real Estate Taxes levied against the Demised Premises. Nothing contained in this Lease shall be construed to include any inheritance, estate, succession, gift, franchise, corporation, income or profit tax or capital levy that is or may be imposed upon Landlord; provided, however, that, if at any time during the Term the methods of taxation prevailing at the Commencement Date shall be altered so that in lieu of or as an addition to the whole or any part of the Real Estate Taxes now levied, assessed or imposed on real estate as such, there shall be levied, assessed or imposed (i) a tax on the rents received from the Demised Premises, (ii) a license fee measured by the rents receivable by Landlord from the Demised Premises or any portion thereof, or (iii) a tax or license fee imposed upon Landlord which is otherwise measured by or based in whole or in part upon the Demised Premises or any portion thereof, then such taxes and fees shall be included in the computation of Real Estate Taxes as if the amount of such tax or fee so payable were that due if the Demised Premises were the only property of Landlord subject thereto. No Real Estate Taxes, assessments, fees or charges referred to in this Section 8.1 shall be considered as taxes under the provisions of Section 8.5. For purposes of this Lease, "Impositions" shall mean all impositions other than Real Estate Taxes which may be assessed against the Demised Premises or against Landlord with respect to the Demised Premises at any time during the Term, including, without limitation, common area maintenance charges, merchants association or marketing fund dues or charges, assessments or charges payable under any reciprocal easement agreement, business park development agreement or similar agreement, or charges under any Ground Lease or Mortgage.

     8.2 Payment of Real Estate Taxes. Except as otherwise provided in this Article 8, all Real Estate Taxes and Impositions shall be paid by Tenant to Landlord within fifteen (15) days after demand therefor by Landlord. If the Demised Premises are assessed as a separate and distinct tax parcel, then unless Landlord delivers to Tenant a written notice requiring Tenant to begin paying monthly installments to Landlord on account of Real Estate Taxes as provided in

Section 8.3, Tenant shall pay all Real Estate Taxes accruing against the Demised Premises during the Term directly to the taxing authority on or before the date on which such Real Estate Taxes become delinquent and Tenant shall promptly furnish Landlord with a copy of the paid tax bill or, if not readily available, other evidence of payment acceptable to Landlord. If the Demised Premises are assessed as part of a larger tax parcel, then Tenant shall pay a pro rata share of the Real Estate Taxes assessed against the larger tax parcel based on (x) the gross square footage of the Land to the gross square footage of all of the land included in the larger tax parcel (provided, however, if either the Demised Premises or the remainder of the larger tax parcel is vacant, the Real Estate Taxes so prorated shall include only that portion based on the land assessment, and that portion of Real Estate Taxes based on improvements shall be allocated to the portion of the tax parcel on which the improvements are situated) or (y) such other reasonable formula as Landlord may determine. If directed by Landlord, Tenant shall pay Impositions directly to the party collecting such Impositions on or before the date such Impositions become due and payable, and Tenant shall promptly furnish to Landlord evidence of payment of such Impositions.

     8.3 Monthly Payments of Real Estate Taxes. During any period of the Term that the Demised Premises are not assessed as a separate and distinct tax parcel or if otherwise required by Landlord in Landlord's sole discretion, on the first day of each month of each calendar year during the Term following delivery of written notice from Landlord, Tenant shall pay to Landlord one-twelfth (1/12) of the Real Estate Taxes for the calendar year based upon Landlord's reasonable estimate thereof. Upon receipt of all tax bills and assessment bills attributed to the calendar year, Landlord shall furnish Tenant with a written statement of the actual amount of the Real Estate Taxes for such year or part thereof together with a copy of such tax bills. If such actual amount is more than the estimated payments paid to Landlord over such calendar year, then Tenant shall pay the deficiency to Landlord within thirty (30) days after the receipt of such statement by Tenant. If such actual amount is less than the estimated payments made by Tenant over the preceding year, then Landlord shall reimburse to Tenant the excess within thirty (30) days after the date Landlord delivers to Tenant such statement. A copy of a tax bill or assessment bill submitted by Landlord to Tenant shall at all times be sufficient evidence of the amount of Real Estate Taxes levied or assessed against the property to which such bill relates.

     8.4 Reductions in Real Estate Taxes. In the event that Tenant desires to seek a reduction in Real Estate Taxes, Tenant, with the prior written consent of Landlord, which consent shall not be unreasonably withheld, may initiate and prosecute, at Tenant's sole cost expense, proceedings permitted by law for the purpose of obtaining an abatement of or otherwise contesting the validity or amount of Real Estate Taxes assessed or levied against the Demised Premises. At Landlord's option, Landlord may initiate and prosecute such proceedings at Tenant's cost and expense. Tenant shall indemnify and save Landlord harmless from all loss, cost, damage and expense incurred by or to be incurred by Landlord as a result of such proceedings, and Tenant shall, at Landlord's request, escrow or post a bond for the full amount of Real Estate Taxes claimed pending such proceedings.

     8.5 Personal Property Taxes. Tenant shall pay before delinquency all taxes, assessments, license fees and public charges levied, assessed or imposed upon its business operation in the Demised Premises as well as upon Tenant's Property (as hereinafter defined). If any such items of property are assessed with property of Landlord, then such assessment shall be equitably divided between Landlord and Tenant to the end that Tenant shall pay only its equitable portion of such assessment. Landlord shall determine the basis of prorating any such assessments and such determination shall be binding upon both Landlord and Tenant. No tax assessments, fees or charges referred to in this paragraph shall be considered as Real Estate Taxes under the provisions of Section 8.1.


                                   ARTICLE 9
                                   ---------

                            REPAIRS AND ALTERATIONS
                            -----------------------

     9.1 Repairs and Maintenance. Tenant shall, at its sole cost and expense, put, keep and maintain the entire exterior and interior of the Demised Premises (both structural and non-structural), specifically including, without limitation, the maintenance, repair and replacement of (i) the exterior paint,
(ii) the heating, ventilating and air conditioning systems, the mechanical and electrical systems, and the utilities and plumbing systems serving the Demised Premises, (iii) the sprinkler mains, if any, (iv) the trash enclosures, and (v) structural systems including, without limitation, the foundations, roof, roof membrane, roof covering (including interior ceiling if damaged by leakage), load-bearing walls, floor slabs and masonry walls. Tenant shall repair, maintain and replace the interior, non-structural portions of the Building and the storefront, ceilings, floor coverings and wall coverings, plate glass, doors and locks in good condition and repair, to the standard specified in the Franchise Agreement for the condition and appearance of a Boston Market Unit. Tenant acknowledges the importance placed by Franchisor on maintaining a uniform approved image for all Boston Market Units. Tenant shall keep, maintain, repair and replace the fixtures, furnishings, equipment, interior lighting and decor in good condition and repair. In addition, Tenant shall maintain or cause to be maintained the parking areas, landscaped areas, sidewalks, driveways, parking lot lighting and exterior lighting and all signage and awnings located on the Demised Premises in good condition and repair. Tenant also agrees, at its expense, to install any upgrades or perform any remodeling required by Franchisor under the Franchise Agreement. Tenant shall keep the parking lot and the exterior of the Building illuminated during normal business hours. If Tenant shall fail to comply with the maintenance, replacement, upgrade or remodeling obligations required by this Section 9.1 within thirty (30) days after receiving written notice from Landlord, then Landlord shall have the right to perform such maintenance, replacement, upgrade or remodeling obligation and the cost thereof plus an administrative fee of fifteen percent (15%) of the cost thereof

(together with interest thereon at the Default Rate) shall be considered additional Rent due Landlord, payable upon written demand by Landlord. Tenant acknowledges that Landlord shall have no obligation to make or perform any repairs to, replacements of, upgrades to or remodeling of the Demised Premises.

     9.2 Alterations. Tenant shall not make any exterior or structural alterations in any portion of the Demised Premises, nor any alterations in the storefront or the exterior of the Demised Premises, nor any upgrades or remodeling of the Demised Premises, without, in each instance, first obtaining the prior written consent of Landlord, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, all alterations to the Demised Premises, whether exterior or interior, shall require the prior written consent of Franchisor, which consent may be granted or withheld by Franchisor in Franchisor's sole and absolute discretion, and Landlord shall not withhold its consent to any proposed alterations, upgrades and remodeling approved by Franchisor provided that the alterations, upgrades and remodeling do not reduce the value of the Demised Premises. Alterations shall be performed in all cases, subject to the following requirements:

          (a) Tenant shall submit to Landlord and Franchisor for approval detailed plans and specifications for the proposed alterations, and all alterations shall be completed strictly in accordance with the plans and specifications approved by Landlord and Franchisor;

          (b) All materials and equipment shall be of good quality;

          (c) No alteration shall be undertaken until Tenant shall have procured and paid for all permits and authorizations of the various governmental bodies and departments having jurisdiction of the Demised Premises required to be obtained prior to commencement of construction;

          (d) All work done in connection with any alteration shall be done in a good and workmanlike manner and in compliance with all building and zoning laws of the place in which the Demised Premises are situated, and with all laws, ordinances, orders, rules, regulations and requirements of all federal, state and municipal governments and appropriate departments, commissions, boards and officers thereof and all covenants and restrictions affecting the Demised Premises;

          (e) During the performance of the alterations, Tenant shall maintain the insurance coverage set forth in Exhibit "G" attached hereto and made a part hereof;

          (f) All alterations other than Tenant's Property, made or installed by Tenant, shall, upon the expiration of the Term, become the property of Landlord without payment therefor by Landlord, and shall be surrendered to Landlord upon the expiration of the Term; and

          (g) All alterations shall comply with the requirements of the Franchise Agreement governing the condition and appearance of a Boston Market Unit, and if Landlord or Franchisor so requires, the alterations shall comply with the requirements of the Workletter, if any.

     9.3 Liens. Tenant shall not permit to be created nor to remain undischarged any lien, encumbrance or charge arising out of any work or work claim of any contractor, mechanic, laborer of Tenant or material supplied by a materialman to Tenant which might be, or become, a lien or encumbrance or charge upon the Demised Premises. If any lien or notice of lien on account of an alleged debt of Tenant or any notice of contract by a party engaged by Tenant or Tenant's contractor to work in the Demised Premises shall be filed against the Demised Premises, Tenant shall, within thirty (30) days after notice of the filing thereof, cause the same to be discharged of record by payment, deposit or bond. Tenant may contest any lien claim or proceeding which Tenant believes is improper, if Tenant diligently pursues the contest and posts security acceptable to Landlord, in Landlord's sole discretion, which security may be used by Landlord to pay the lien in full if the dispute or contest is resolved unfavorably to Tenant.


                                   ARTICLE 10
                                   ----------

                              LAWS AND ORDINANCES
                              -------------------

     10.1 Compliance with Laws and Ordinances. Tenant, at Tenant's sole cost and expense, shall comply with all laws, ordinances, orders, rules, codes, permits and regulations regarding the use and occupancy of the Demised Premises and the cleanliness, safety and operation thereof, including, without limitation, any requirements imposed by The Americans with Disabilities Act which are applicable to the Demised Premises and the improvements thereon and the conduct of Tenant's business therefrom. Tenant, at Tenant's sole cost and expense, shall comply with the regulations and requirements of any insurance underwriter, fire inspection bureau or similar agency with respect to the Demised Premises.

     10.2 Maintain Permits. Tenant shall, at its sole cost and expense, obtain and keep in full force and effect, and upon request shall deliver to Landlord copies of, any and all necessary permits, licenses, certificates or other authorizations (collectively, "Permits") required in connection with the use, occupancy, operation and management of the Demised Premises and the signs at the Demised Premises. Tenant shall indemnify and hold harmless Landlord from and against all claims, liability, damages, loss, costs and expenses (including, without limitation, reasonable attorneys' fees) in connection therewith. Upon the expiration or earlier termination of the Term, Tenant shall promptly deliver to Landlord all Permits which relate to the Demised

Premises and which were obtained by or issued to Tenant and are then in force, together with an assignment or conveyance thereof to Landlord, in such form and substance as Landlord shall reasonably require.

     10.3 Unpermitted Uses. Tenant shall not (i) permit any illegal or immoral practice to be carried on or committed on the Demised Premises; (ii) make use of or allow the Demised Premises to be used for any purpose that might invalidate or increase the rate of insurance therefor; (iii) keep or use or permit to be kept or used on the Demised Premises any flammable fluids, gases, or explosives without the prior written permission of Landlord except for normal cleaning products specified by Franchisor; (iv) use the Demised Premises for any purpose whatsoever which might create a nuisance or which is not in keeping with the Franchise Agreement; (v) deface or injure the Demised Premises; (vi) overload the floor or roof; (vii) commit or suffer any waste; (viii) install any equipment that overloads utility lines, or (ix) commit or permit any act which may damage the name, reputation or goodwill of Landlord or Franchisor.


                                   ARTICLE 11
                                   ----------

                             ENVIRONMENTAL MATTERS
                             ---------------------

     11.1 Hazardous Substances. The term "Hazardous Substances", as used in this Article 11, shall include, without limitation, flammables, explosives, radioactive materials, asbestos, polychlorinated biphenyls (PCBs), chemicals known to cause cancer or reproductive toxicity, pollutants, contaminants, hazardous wastes, toxic substances or related materials, petroleum and petroleum products, and substances declared to be hazardous or toxic under any law or regulation now or hereafter enacted or promulgated by any governmental authority.

     11.2 No Violation of Environmental Laws. Tenant shall not cause or permit to occur:

          (a) any violation of any federal, state, or local law, ordinance, or regulation now or hereafter enacted, related to environmental conditions on, under, or about the Demised Premises, or arising from Tenant's use or occupancy of the Demised Premises, including, but not limited to, soil and ground water conditions; or

          (b) the use, generation, release, manufacture, refining, production, processing, storage, or disposal of any Hazardous Substance on, under, or about the Demised Premises, or the transportation to or from the Demised Premises of any Hazardous Substance; provided, however, that Tenant may use and/or store such items which have been approved by Franchisor for use in the operation of a Boston Market Unit, to the extent such use and/or storage is in full compliance with all applicable Environmental Laws (as hereinafter defined).

     11.3 Compliance with Environmental Laws. Tenant shall, at Tenant's expense:

          (a) comply with all laws, statutes, ordinances, rules, regulations and orders regulating the use, generation, storage, transportation, or disposal of Hazardous Substances applicable to the Demised Premises (the "Environmental Laws");

          (b) make all submissions to, provide all information required by, and comply with all requirements of all governmental authorities (the "Authorities") under the Environmental Laws;

          (c) prepare and submit the required plans and all related bonds and other financial assurances, if any Authority or any third party demands that a clean-up plan be prepared or that a clean-up be undertaken because of any deposit, spill, discharge, or other release of Hazardous Substances that occurs during the Term, at or from the Demised Premises, or which arises at any time from Tenant's use or occupancy of the Demised Premises; and Tenant shall carry out all work required by such clean-up plans; provided however, that if said deposit, spill, discharge or other release was caused solely by Landlord or Landlord's agents, then Tenant shall not be required to clean-up said deposit, spill, discharge or other release; and

          (d) promptly provide all information regarding the use, generation, storage, transportation or disposal of Hazardous Substances that is requested by Landlord.

If Tenant fails to fulfill any duty imposed under this Section 11.3, within a reasonable time, Landlord may do so; and in such case, Tenant shall cooperate with Landlord as Landlord deems necessary or appropriate to determine the applicability of the Environmental Laws to the Demised Premises and Tenant's use thereof, and for compliance therewith, and Tenant shall execute all documents promptly upon Landlord's request. No such action by Landlord and no attempt made by Landlord to mitigate damages under any Environmental Law shall constitute a waiver of any of Tenant's obligations under this Section 11.3. Tenant's obligations and liabilities under this Section 11.3 shall survive the expiration or termination of this Lease.

     11.4 Indemnity and Release. Tenant shall indemnify, defend, and hold harmless Landlord and Franchisor and their respective officers, directors, shareholders, employees, representatives, agents and consultants from all fines, suits, procedures, claims, and actions of every kind and all costs, associated therewith (including attorneys and consultants fees) arising out of or in any way connected with any deposit, spill, discharge, or other release of Hazardous Substances that occurs prior to or during the Term, at or from the Demised Premises or which migrates to the Demised Premises from other property, or which arises at any time from Tenant's use or occupancy of the Demised Premises (except to the extent caused by Landlord or Landlord's agents) or from Tenant's failure to provide all information, make all submissions, and take all actions required by all Authorities under the Environmental Laws. Tenant hereby releases Landlord and anyone claiming by, through or under Landlord for any loss, liability, injury or damage arising from or in any way connected with the presence of Hazardous Substances at the Demised Premises or any violation of any of the Environmental Laws. Tenant's obligations and liabilities under this
Section 11.4. shall survive the expiration or earlier termination of this Lease.


                                   ARTICLE 12
                                   ----------

                                    SIGNAGE
                                    -------

     12.1 Approved Signage. Tenant shall not install any signage on the exterior or interior of the Demised Premises which has not first been approved in writing by Landlord; provided, however, it is expressly understood and agreed that Tenant shall, at Tenant's sole cost and expense, subject to applicable governmental regulations, install maximum allowable signage approved by Franchisor which is customarily used in connection with the operation of a Boston Market Unit. Such signage shall comply with the specifications prescribed therefor by Franchisor.

     12.2 Sign Approvals. Landlord shall, at Tenant's sole cost and expense, fully cooperate with Tenant in filing any required signage application, permit and/or variance for said signage or with respect to the Demised Premises generally. Tenant shall, at Tenant's cost and expense, install all upgraded or remodeled signage in the Demised Premises which Franchisor shall require Tenant to install under the Franchise Agreement. Tenant shall display, maintain and clean such signage in a manner which maximizes visibility of the Demised Premises. Tenant shall keep its exterior and interior signage illuminated continuously in accordance with standards established by Franchisor.

     12.3 Grand Opening. Tenant shall have the right at any time after the Delivery Date to post "Boston Market Coming Soon" and "Grand Opening" signs on the windows or exterior of the Demised Premises.


                                   ARTICLE 13
                                   ----------

                                    SERVICES
                                    --------

     13.1 Utility Services. Tenant, as part of Tenant's Work, shall cause the necessary mains, conduits and other facilities to be provided to make water, sewer, gas, telephone and electricity service available to the Demised Premises in the capacities required to operate a Boston Market Unit. All utility services described in Section 13.1 shall be separately metered and all costs of consumption shall be billed directly to Tenant. Tenant shall be solely responsible for and shall promptly pay all charges for the use and consumption of sewer, gas, electricity, water, telephone, data and all other utility services used within the Demised Premises.

     13.2 Garbage. Tenant shall be responsible for obtaining a reputable and professional service for the collection of refuse and garbage. Tenant shall arrange for the appropriate storage, pick-up and disposal of grease generated at the Demised Premises. Tenant shall keep and maintain the Demised Premises in a clean and sightly manner at all times.

     13.3 Interruption of Services. Landlord shall not be liable to Tenant in damages or otherwise if any utility service is interrupted or terminated because of necessary repairs, installations, or improvements, or any other cause, nor shall any such interruption or termination relieve Tenant of the performance of any of its obligations hereunder; provided, however, if such interruption or termination continues for five (5) consecutive days and is caused by the negligence or willful misconduct of Landlord, Base Annual Rent shall abate from the sixth day until the date on which services are restored.

     13.4 Electrical Equipment. Tenant shall not install any equipment which may exceed the capacity of any utility facilities currently serving the Demised Premises, and if any equipment installed by Tenant requires additional utility facilities, Tenant shall install such facilities at Tenant's sole cost and expense in compliance with all code requirements and plans and specifications which must be approved in writing by Landlord and Franchisor. In connection with the installation of any electrical equipment, Tenant shall, at Tenant's own expense, make from time to time whatever changes are necessary to comply with Franchisor's requirements and the requirements of the insurance inspectors, underwriters, government authorities and codes.


                                   ARTICLE 14
                                   ----------

                                   INSURANCE
                                   ---------

     14.1 Landlord's Insurance. During the Term, Landlord shall maintain "all risk" physical damage insurance, including fire, sprinkler leakage, malicious mischief, vandalism and other extended coverage perils, insuring against physical damage to the Demised Premises, including the Building and the improvements and betterments located on the Demised Premises, but excluding Tenant's Property, for the full replacement value thereof ("Landlord's Property Insurance"). Landlord may maintain Landlord's Property Insurance under (i) an individual policy covering only the Demised Premises, (ii) a blanket policy of insurance covering the Demised Premises and other properties owned by Landlord, or (iii) a program of self-insurance. During the Term, Tenant shall reimburse Landlord for the annual costs for the premiums for

Landlord's Property Insurance (as reasonably determined by Landlord) within thirty (30) days after the date Tenant receives Landlord's written request for such reimbursement.

     14.2 Tenant's Insurance. During the Term, Tenant shall maintain the following insurance coverages:

     (a) commercial general liability insurance naming Landlord and Franchisor as additional insureds with a combined single limit of not less that One Million Dollars ($1,000,000.00) per occurrence (or such higher limits which Landlord or Franchisor may reasonably require) insuring against claims for personal injury, bodily injury, death or property damage including, without limitation, that occurring on, in or about the Demised Premises and the adjoining streets, sidewalks, parking lots and passageways, which insurance shall include products liability coverage and contractual liability coverage insuring the indemnity set forth in Section 14.4;

     (b) "all risk" physical damage insurance, including fire, sprinkler leakage, malicious mischief, vandalism and other extended coverage perils, insuring against physical damage to Tenant's Property for the full replacement value thereof;

     (c) business interruption or rent loss insurance in such amounts as shall be sufficient to pay all Rent due under this Lease for a period of not less than twelve (12) months; and

     (d) such other insurance that Tenant is required to maintain under the Franchise Agreement.

Prior to the Commencement Date, Tenant shall provide Landlord certificates of insurance providing evidence that the insurance required to be maintained by Tenant under this Section 14.2 is in full force and effect. Prior to the expiration of any insurance coverage, Tenant shall provide Landlord with new certificates of insurance providing evidence of the renewal of the expiring insurance coverage. The insurance certificates furnished to Landlord shall include a provision which requires that thirty (30) days prior written notice to Landlord be given by the insurance company prior to cancellation, non-renewal, termination or change in such insurance. The insurance coverage required to be maintained by Tenant under this Section 14.2 shall be issued by insurance companies which are reasonably satisfactory to Landlord and Franchisor. No insurance required to be maintained by Tenant under this Lease shall be made on a "claims made" basis without the prior written consent of Landlord. Any aggregate limit under Tenant's liability insurance policy shall by endorsement apply to the Demised Premises separately.

     14.3 Waiver of Subrogation. Each party releases and discharges the other party and waives all claims for recovery from the other party for any loss or damage to any of its property, including loss of use thereof, which is insured under valid and collectible insurance policies on the Demised Premises or Tenant's Property or which is required to be insured under this Lease, and each party shall use good faith efforts to have any and all physical damage insurance affecting the Demised Premises or Tenant's Property, as the case may be, endorsed to include a clause containing the substance and having the same effect as the following:
"This insurance shall not be invalidated should the insured waive in writing prior to a loss any or all right of recovery against any party for loss occurring to the property described herein". In addition, each party shall cause its physical damage insurance policy to include a provision or endorsement by which the insurer expressly waives all rights of subrogation which such insurers might have had against the other party.

     14.4 Indemnification. Tenant hereby indemnifies Landlord and Franchisor and shall hold Landlord and Franchisor and their respective officers, directors, shareholders, employees, representatives, agents and consultants harmless from and against any and all claims, demands, liabilities, and expenses, including attorneys' fees and costs, arising (i) from any accident, injury, death, loss or damage to or of any person(s) or property occurring in, on or about the Demised Premises, (ii) out of the negligence or willful misconduct of Tenant or its agents, employees, or contractors, or (iii) from any breach or default by Tenant of this Lease, except to the extent caused by Landlord's negligence or willful misconduct. In the event any action or proceeding shall be brought against Landlord or Franchisor by reason of any such claim, Tenant shall defend Landlord and Franchisor against such claim at Tenant's sole cost and expense by counsel reasonably satisfactory to Landlord and Franchisor.

     14.5    Demised Premises Security.  Tenant assumes full responsibility for
(i) protecting the Demised Premises from theft, robbery and pilferage, (ii) keeping the Demised Premises secure, and (iii) locking the doors in and to the Demised Premises. All property belonging to Tenant or any other person in the Demised Premises shall be there at the risk of Tenant or such other person only. Landlord, its agent and their respective officers and employees shall not be liable for damage, theft, or misappropriation thereof.


                                  ARTICLE 15
                                  ----------

                          DAMAGE TO DEMISED PREMISES
                          --------------------------

     15.1 Notice of Damage. If the Building, or any part thereof, shall be damaged by fire or other casualty, Tenant shall give immediate notice thereof to Landlord and this Lease shall continue in full force and effect; provided, however, Landlord may terminate this Lease effective as of the date of the casualty by written notice given to Tenant within ninety (90) days after the date of the casualty if (i) fifty percent (50%) or more of the Building is destroyed or rendered untenantable by fire or other casualty during the last two
(2) years of the Primary Term or during the last two (2) years of the Renewal Term (based upon the cost to repair and restore the

Building as compared with the market value of the Building immediately prior to such fire or other casualty as shown by a certificate of Landlord's architect) or (ii) the fire or other casualty is not covered in full by Landlord's Property Insurance, and in either such event Landlord shall retain all proceeds of Landlord's Property Insurance which are made available as a result of the fire or other casualty. Notwithstanding the foregoing, Landlord shall have no right to terminate this Lease under subclause (i) of this Section 15.1 in the event Tenant exercises its Renewal Option on or before thirty (30) days following such fire or other casualty. Further, Landlord shall have no right to terminate this Lease under subclause (ii) of this Section 15.1 in the event that either (a) the insufficiency of insurance proceeds results from Landlord's failure to maintain the Landlord's Property Insurance required hereunder, or (b) Tenant agrees, in writing (herein, "Tenant's Restoration Notice"), that it will pay all excess costs of restoration over the amount covered by insurance as and when required under Section 15.2 below, and provided that Tenant furnishes Landlord, concurrently with Tenant's delivery of the Tenant's Restoration Notice, with evidence reasonably satisfactory to Landlord assuring Tenant's ability to pay such excess amounts. Any such Tenant's Restoration Notice, to be effective, must be delivered to Landlord within five (5) days following Tenant's receipt of notice (the "Insurance Insufficiency Notice") that the insurance proceeds will be insufficient to pay the entire cost of the requisite Restoration Work (as hereinafter defined). Without limitation on the foregoing terms of this Section 15.1, if Landlord delivers an Insurance Sufficiency Notice to Tenant, and if the insufficiency in insurance coverage is either (A) caused by Landlord's failure to maintain the Landlord's Property Insurance required hereunder, or (B) in an amount in excess of the greater of (i) ten percent (10%) of the total estimated cost to perform the Restoration Work, with such estimate being determined by Landlord in its good faith judgment, or (ii) Fifty Thousand Dollars ($50,000) (as such amount may be increased from time to time, as determined by Landlord, to adjust for inflation following the date of this Lease based upon increases in the consumer price index or a comparable index selected by Landlord), then, in either such event, Tenant shall have the right to terminate this Lease by written notice thereof to Landlord given no later than twenty (20) days following Landlord's delivery of the Insurance Insufficiency Notice. Tenant's failure to timely deliver such notice of termination shall be deemed a waiver of Tenant's termination right under this Section 15.1.

     15.2 Tenant's Obligation to Rebuild. Unless Landlord or Tenant terminates this Lease pursuant to Section 15.1, in case of damage to or destruction of the Building by fire or otherwise, Tenant shall promptly, at its sole expense, perform all work to restore, repair, replace and rebuild the Building as nearly as possible to the condition that the Building was in immediately prior to such damage or destruction with such changes or alterations that (i) are approved by Landlord and Franchisor or (ii) may be required to keep within Franchisor's then current image (the "Restoration Work"). The Restoration Work shall be performed in accordance with the provisions of this Section 15.2 and the provisions of Section 9.2. All insurance proceeds payable on account of such damage or destruction shall be applied to the payment of the costs of the Restoration Work, and subject to the provisions of any Mortgage or Ground Lease, such proceeds shall be adjusted by Landlord and held by Landlord. If the insurance proceeds shall be insufficient to pay the entire costs of the Restoration Work, Tenant shall deposit with Landlord the excess within thirty
(30) days after the date of the determination of the cost of the Restoration Work. Landlord may elect, at its option, to deposit the insurance proceeds and excess funds deposited by Tenant (the "Restoration Proceeds") in a construction escrow established with Escrowee.

     15.3 Restoration Proceeds. The Restoration Proceeds shall be disbursed to Tenant from time to time, but not more frequently than monthly, in amounts equal to ninety percent (90%) of the value of labor, materials and equipment then incorporated into and used in the Restoration Work. Prior to each disbursement, Tenant shall deliver to Landlord (and Escrowee) a certificate of a registered architect certifying (i) that the amounts to be paid to Tenant are payable to Tenant in accordance with the provisions of Section 15.2 and that such amounts are then due and payable by Tenant or have theretofore been paid by Tenant; (ii) the progress of the Restoration Work; (iii) that the Restoration Work has been performed in accordance with the plans and specifications therefor and all applicable legal requirements and insurance requirements; (iv) that the sum requested when added to all sums previously paid out under this Section 15.3 for the Restoration Work does not exceed the value of the labor, fixtures, equipment and material done or installed to the date of such certificate; and
(v) the estimated cost of completing the Restoration Work. With each certificate, Tenant shall deliver to Landlord (and Escrowee) (A) contractors' affidavits that the contractor(s) and all of the subcontractors, if any, and materialmen have been paid in full for work done and materials supplied and paid for out of the immediately preceding payment, and (B) lien waivers signed by the contractor, subcontractors and materialmen for all work done or materials supplied. The ten percent (10%) retainage provided for above shall be paid to Tenant upon (x) delivery to Landlord (and Escrowee) of a certificate signed by the architect stating that the Restoration Work has been fully completed in accordance with the approved plans and specifications therefor and all applicable legal requirements and insurance requirements, (y) delivery to Landlord (and Escrowee) of appropriate lien waivers and the final contractor's affidavit and (z) if requested by Landlord, delivery of title insurance insuring against mechanic's liens which may arise out of the Restoration Work. Upon completion of the Restoration Work and delivery of the required lien waivers and affidavits, Tenant shall be entitled to any remaining Restoration Proceeds.

     15.4 No Abatement of Rent. In the event of any such damage or destruction by fire or other casualty, the provisions of this Lease shall be unaffected and Tenant shall remain and continue liable for the payment of all Rent and other charges required hereunder to be paid by Tenant, as though no such damage or destruction had occurred.

                                  ARTICLE 16
                                  ----------

                                EMINENT DOMAIN
                                --------------

     16.1 Landlord's Right to Terminate Lease. In the event that any portion of the Building shall be appropriated or taken under the power of eminent domain by any public or quasi-public authority, then Landlord, at Landlord's option, shall have the right to terminate this Lease as of the date on which possession of the Demised Premises is surrendered to the condemning authority, and both Landlord and Tenant shall thereupon be released from any liability thereafter accruing under this Lease. For the purpose of this Article 16, a voluntary sale or conveyance in lieu of condemnation, but under threat of condemnation shall be deemed an appropriation or taking under the power of eminent domain.

     16.2    Proration of Rent.  If this Lease is terminated pursuant to this
Article 16, all items of Rent and other charges for the last month of Tenant's occupancy shall be prorated and Landlord agrees to refund to Tenant any Rent or other charges paid in advance.

     16.3 Restoration of Demised Premises. If this Lease is not terminated pursuant to Section 16.1, Tenant shall remain in that portion of the Demised Premises which shall not have been appropriated or taken, and as soon as reasonably possible, Landlord shall, at Landlord's cost and expense, restore the remaining portion of the Demised Premises to a complete unit of like quality and character as existed prior to such appropriation or taking, and thereafter Base Annual Rent shall be reduced by an amount which (i) during Lease Years 1 through 5, inclusive, shall equal eleven percent (11%) of the amount (the "Abatement Base") by which the condemnation award exceeds the cost of the renovation, (ii) during Lease Years 6 through 10, inclusive, shall equal twelve and 65/100 percent (12.65%) of the Abatement Base, (iii) during Lease Years 11 through 15, inclusive, shall equal fourteen and 55/100 percent (14.55%) of the Abatement Base, and (iv) during Lease Years 16 through 20, inclusive, shall equal sixteen and 73/100 percent (16.73%) of the Abatement Base.

     16.4 Condemnation Award. As between Landlord and Tenant, all compensation, awards and damages from any eminent domain proceeding, including, without limitation, all awards and damages as compensation for diminution in value of the leasehold, reversion and fee of the Demised Premises and Tenant's Work shall belong to Landlord without any deduction therefrom for any present or future estate of Tenant, and Tenant hereby assigns to Landlord all its right, title and interest to any such award. Tenant shall have the right to pursue a separate claim for damages for Tenant's Property in connection with any eminent domain proceeding provided that such separate claim does not in any way diminish or prejudice Landlord's claim in such eminent domain proceeding.

                                  ARTICLE 17
                                  ----------

                           ASSIGNMENT AND SUBLETTING
                           -------------------------

     17.1 Consent Required. Tenant shall not assign, sublease, transfer, mortgage, encumber or otherwise hypothecate this Lease without Landlord's prior written consent, which consent may be withheld by Landlord at its sole and absolute discretion; provided, however, Landlord's consent shall not be required for (i) any transfer approved by Franchisor pursuant to the Franchise Agreement,
(ii) any assignment of this Lease to Franchisor, or (iii) if Franchisor succeeds to the interest of Tenant under this Lease, then (A) any assignment of this Lease or sublease of the Demised Premises by Tenant to a franchisee of Tenant, or (B) any transfer to an entity which succeeds to the interest of Tenant by merger or which acquires all or substantially all of the assets of Tenant or a controlling interest in the stock of Tenant. Tenant shall promptly notify Landlord of any assignment or other transfer which did not require, and was made without, the prior written consent of Landlord. For purposes of this Lease, "assignment" shall be considered to include a change in the majority ownership or control of Tenant if Tenant is a corporation, partnership or a limited liability company. Any attempt to assign, sublease, transfer, mortgage, encumber or hypothecate this Lease without the prior written consent of Landlord (if such consent is required under this Section 17.1) shall be null and void. The consent by Landlord to any assignment, mortgage, hypothecation, encumbrance, subletting or use of the Demised Premises by others shall not constitute a waiver of Landlord's right to withhold its consent to any other or further assignment, subletting, mortgage, encumbrance or use of the Demised Premises by others. Without the prior written consent of Landlord, this Lease and the interest of Tenant in the Demised Premises shall not pass by operation of law or otherwise (except as provided in this Section 17.1), and shall not be subject to garnishment or sale under execution in any suit or proceeding which may be brought by or against Tenant or any assignee of Tenant. The absolute and unconditional prohibitions contained in this Article 17 and Tenant's agreement thereto are material inducements to Landlord to enter into this Lease with Tenant and any breach thereof shall constitute a material default under this Lease permitting Landlord to exercise all remedies provided for in this Lease or by law or in equity on a default of Tenant, including, without limitation, injunctive relief. In no event shall any assignment or subletting to which Landlord may consent, release or relieve Tenant from its obligations to fully observe or perform all of the terms, covenants and conditions of this Lease on its part to be observed or performed.

     17.2 Request for Consent. If Tenant requests Landlord's consent to an assignment of this Lease or a sublease of the Demised Premises, Tenant shall submit to Landlord a written notice ("Tenant's Notice") containing (i) the name of the proposed assignee or subtenant; (ii) the terms of the proposed assignment or sublease; (iii) the nature of business of the proposed assignee or subtenant and its business experience; (iv) such information as to the financial responsibility and general reputation of the proposed assignee or subtenant as Landlord may require; and (v) a summary of plans and specifications for revising the floor layout of the

Demised Premises. Upon the receipt of a Tenant's Notice from Tenant, Landlord shall have the option, to be exercised by written notice to Tenant given within thirty (30) days after such receipt, to cancel and terminate this Lease as of the date set forth in Landlord's notice of exercise of such option; provided, however, Landlord shall not have the right to cancel or terminate this Lease with respect to any assignment, sublease or transfer for which Landlord's consent is not required under Section 17.1. If Landlord shall cancel this Lease, Tenant shall surrender possession of the Demised Premises on the date set forth in such Landlord's notice in accordance with the provisions of this Lease relating to surrender of the Demised Premises. If Landlord shall cancel this Lease, Landlord may relet the Demised Premises to any third party tenant, including, without limitation, the proposed assignee or subtenant of Tenant, without any liability to Tenant. If Landlord elects not to cancel this Lease, then Landlord shall grant or withhold its consent to the proposed assignment or sublease within thirty (30) days after Landlord's receipt of Tenant's Notice.

     17.3 Excess Consideration. If Tenant shall assign this Lease or sublet the Demised Premises pursuant to the terms of this Article 17, or if Tenant, as debtor or debtor in possession, or a trustee in bankruptcy for Tenant pursuant to the Bankruptcy Code (as hereinafter defined), shall assign this Lease or sublet the Demised Premises, then Tenant shall pay Landlord as additional Rent, all of the excess payments or other economic consideration whether denominated as rent or otherwise (together with escalations) payable to Tenant under the sublease or assignment which might be in excess of the Rent payable to Landlord under this Lease (or, if only a portion of the Demised Premises is being sublet, the excess payments or other economic consideration allocable on a rentable square footage basis to the space sublet). This Section
17.3 shall not apply to any assignment or sublease for which Landlord's consent is not required.

     17.4 Tenant Financing. Notwithstanding anything to the contrary contained in this Article 17, Tenant shall have the absolute right from time to time during the Term and without Landlord's approval, written or otherwise, to grant and assign a mortgage or other security interest in Tenant's interest in Tenant's Property to Tenant's lenders in connection with Tenant's financing arrangements. Landlord agrees to execute such confirmation, certificates and other documents (except amendments to this Lease unless Landlord hereafter consents) as Tenant's lenders may reasonably request in connection with any such financing.


                                  ARTICLE 18
                                  ----------

                    MORTGAGEE AND GROUND LESSOR PROTECTION
                    --------------------------------------

     18.1 Subordination and Attornment. This Lease and all rights of Tenant under this Lease and in the Building and appurtenant improvements are and shall be expressly subject and subordinate at all times to (a) any present or future Ground Lease, and to all amendments, renewals and modifications to any such Ground Lease, (b) the lien of any present or future

Mortgage, and (c) any covenants, easements or restrictions which currently encumber the Demised Premises or which may encumber the Demised Premises in the future; provided, however, that the Ground Lessor of any Ground Lease or the Mortgagee of any Mortgage created after this Lease shall agree not to disturb the possession of Tenant as long as Tenant is not in default under this Lease. If any such Mortgage be foreclosed, or if any such Ground Lease be terminated, upon request of the Mortgagee or Ground Lessor, as the case may be, Tenant will attorn to the purchaser at the foreclosure sale or to the Ground Lessor, as the case may be. The foregoing provisions are declared to be self-operative and no further instruments shall be required to effect such subordination and attornment; provided, however, upon request by any such Mortgagee, Ground Lessor or purchaser at foreclosure, as the case may be, Tenant shall execute such subordination and attornment instruments as may be required by such person to confirm such subordination and attornment in the form customarily used by such person. Notwithstanding the foregoing, any such Mortgagee or Ground Lessor may elect to give the rights and interests of Tenant under this Lease (excluding rights in and to insurance proceeds and condemnation awards) priority over the lien of its Mortgage or the estate of its Ground Lease, as the case may be. In the event of such election and upon the Mortgagee or Ground Lessor notifying Tenant of such election, the rights and interests of Tenant under this Lease shall be deemed superior to and to have priority over the lien of said Mortgage or the estate of such Ground Lease, as the case may be, whether this Lease is dated prior to or subsequent to the date of such Mortgage or Ground Lease. In such event, Tenant shall execute and deliver whatever instruments may be required by such Mortgagee or Ground Lessor to confirm such superiority in the form customarily used by such person. If Tenant fails to execute any instrument required to be executed by Tenant under this Section 18.1 within ten (10) days after request, Tenant irrevocably appoints Landlord as its attorney-in-fact, in Tenant's name, to execute such instrument.

     18.2 Right to Cure Landlord Defaults. In the event of any default by act or omission by Landlord which would give Tenant the right to terminate this Lease or to claim a partial or total eviction, Tenant shall not exercise any such right until it has notified in writing the holder of any Mortgage which at the time shall be a lien on all or any portion of the Demised Premises and the Ground Lessor of any Ground Lease encumbering the Demised Premises (if the name and address of such Mortgagee or Ground Lessor shall previously have been furnished by written notice to Tenant) of such default, and until a reasonable period for curing such default shall have elapsed following the giving of such notice, during which period the Mortgagee or Ground Lessor shall have failed to commence and continue to cure such default or to cause the same to be remedied or cured.

                                  ARTICLE 19
                                  ----------

                              ACCESS TO PREMISES
                              ------------------

     Upon reasonable prior notice, but in no event less than twenty-four
(24) hours (except in the case of an emergency), Landlord may enter the Demised Premises during Tenant's business hours for purposes of inspection or to show the Demised Premises to prospective purchasers, lenders and tenants. Notwithstanding the foregoing, Franchisor may enter the Demised Premises without prior notice to the extent permitted under the Franchise Agreement. In addition, Landlord may enter the Demised Premises to make changes to the Demised Premises and the surrounding development, which changes shall not require the prior consent of Tenant; provided, however, such changes shall not materially adversely affect access to, visibility of, or the parking located at the Demised Premises.


                                  ARTICLE 20
                                  ----------

                              DEFAULTS BY TENANT
                              ------------------

     20.1 Events of Default. Each of the following events shall constitute an "Event of Default":

          (a) Any failure by Tenant to pay Rent or make any other payment required to be made by Tenant hereunder within five (5) days after receipt of written notice from Landlord; or

          (b) If Tenant violates or fails to perform or otherwise breaches any agreement, term, covenant or condition contained in this Lease within thirty (30) days after receipt of written notice from Landlord; provided, however, said thirty (30) day period shall be subject to extension for Force Majeure Delays; or

          (c) If Tenant vacates or abandons the Demised Premises, or fails to open the Demised Premises for business within ten (10) days after the date set forth in Section 1.11, or fails to continuously operate a Boston Market Unit from the Demised Premises as required by this Lease; or if Tenant removes or attempts to remove Tenant's goods or property therefrom other than in the ordinary course of business without having first paid to Landlord in full all Rent that may have become due as well as all Rent which will become due thereafter; or

          (d) If Tenant becomes insolvent or bankrupt or makes an assignment or arrangement for the benefit of creditors, or if a petition in bankruptcy or for reorganization or for an arrangement with creditors under any federal or state law is filed by or against Tenant, or Tenant is adjudicated insolvent pursuant to the provisions of any present or future insolvency law of any state having jurisdiction, or a bill in equity or other proceeding for the appointment of a receiver, trustee, liquidator, custodian, conservator or similar official for any of Tenant's assets is commenced, under any federal or state law by reason of Tenant's inability to pay its debts as they become due or otherwise, or if Tenant's estate by this Lease or any real or personal property of Tenant shall be levied upon; provided, however, that any proceeding brought by anyone other than the parties to this Lease under any bankruptcy, reorganization, arrangement, insolvency, readjustment, receivership or similar law shall not constitute a default until such proceeding, decree, judgment or order has continued unstayed for more than sixty (60) consecutive days; or

          (e) If Tenant (or any successor or assign of Tenant) defaults under the Franchise Agreement (beyond the applicable notice and cure periods, if any, granted therein) and Franchisor elects not to cure, waive or extend the period of time for Tenant to cure such default.

     20.2 Landlord Remedies. Upon the occurrence of an Event of Default, Landlord shall have the following rights:

          (a) Landlord may accelerate the whole or any part of the Rent for the entire unexpired balance of the Term, and any Rent if so accelerated shall, in addition to any and all installments of Rent already due and payable and in arrears, be deemed due and payable as if, by the terms and provisions of this Lease, such accelerated Rent was on that date payable in advance. For such purposes, all items of Rent due hereunder, which are not then capable of precise determination, shall be estimated by Landlord, in Landlord's reasonable judgment, for the balance of the Term.

          (b) Landlord may enter the Demised Premises and without further demand or notice proceed to distress and sell the goods, chattels and personal property there found, and to levy the Rent, and Tenant shall pay all costs and officers' commissions which are permitted by law, including watchmen's wages and sums chargeable to Landlord, and further including five percent (5%) commissions to the officer or other person making the levy, and in such case all costs, officers' commissions and other charges shall immediately attach and become part of the claim of Landlord for Rent, and any tender of Rent without said costs, commissions and charges made after the issuance of a warrant of distress, shall not be sufficient to satisfy the claim of Landlord.

          (c) Landlord may re-enter the Demised Premises, together with all additions, alterations and improvements, and, at the option of Landlord, remove all persons and all or any property therefrom, either by summary dispossession proceedings or by any suitable action or proceeding at law or by force or otherwise, without being liable for prosecution or damages therefor, and repossess and enjoy the Demised Premises. Upon recovering possession of the Demised Premises by reason of or based upon or arising out of a default on the part of Tenant, Landlord may, at Landlord's option, either terminate this Lease or terminate Tenant's right to possession of the Demised Premises without terminating this Lease, and in either such event, make such alterations and repairs as may be necessary in order to relet the Demised Premises and thereafter relet the Demised Premises, either in Landlord's name or otherwise, for a term or terms which may, at Landlord's option, be less than or exceed the period which would otherwise have constituted the balance of the Term and at such rent or rents and upon such other terms and conditions as Landlord in Landlord's sole discretion may deem advisable and to such person or persons as Landlord in Landlord's sole discretion may deem best. Upon each such reletting, all rents received by Landlord from such reletting shall be applied first, to the payment of any costs and expenses of such reletting, including brokerage fees and attorneys' fees and all costs of such alterations and repairs; second, to the payment of any indebtedness other than Rent due hereunder from Tenant to Landlord; third, to the payment of Rent due and unpaid hereunder; and the residue, if any, shall be held by Landlord and applied in payment of future Rent as it may become due and payable hereunder. If such rentals received from such reletting during any month shall be less than that to be paid during that month by Tenant, Tenant shall pay any such deficiency to Landlord. Such deficiency shall be calculated and paid monthly. No such re-entry or taking possession of the Demised Premises or the making of alterations or improvements thereto or the reletting thereof shall be construed as an election on the part of Landlord to terminate this Lease unless written notice of such intention be given to Tenant. Landlord shall in no event be liable in any way whatsoever for failure to relet the Demised Premises or, in the event that the Demised Premises are relet, for failure to collect the rent thereof under such reletting. Tenant, for Tenant and Tenant's successors and assigns, hereby irrevocably constitutes and appoints Landlord as Tenant's and their agent to collect the rents due and to become due under all subleases of the Demised Premises or any parts thereof without in any way affecting Tenant's obligation to pay any unpaid balance of Rent due or to become due hereunder. Notwithstanding any such reletting without termination, Landlord may at any time thereafter elect to terminate this Lease for such previous breach.

          (d) Landlord may terminate this Lease and the Term without any right on the part of Tenant to waive the forfeiture by payment of any sum due or by other performance of any condition, term or covenant broken, whereupon Landlord shall be entitled to recover, in addition to any and all sums and damages for violation of Tenant's obligations hereunder in existence at the time of such termination, damages for Tenant's default in an amount equal to the amount of the Rent reserved for the balance of the Term, discounted at the rate of six percent (6%) per annum to its then present worth, less the fair market rental value (as determined by Landlord) of the Demised Premises for the remainder of the Term (allowing for a reasonable period of exposure on the open market before realization of such fair market rental value and deducting the then fair market tenant concessions such as rent abatements and improvement allowances), also discounted at the rate of six percent (6%) per annum to its then present worth, plus the cost of making standard improvements and a standard commission for releasing the Demised Premises, all of which amount shall be immediately due and payable from Tenant to Landlord.

     20.3 Landlord's Right to Perform Tenant's Obligations. If an Event of Default shall occur, then Landlord, at Landlord's option, may, but shall not be obligated to, expend such sum, on behalf of Tenant, as may be necessary to cure such Event of Default. Any and all sums so expended by Landlord (plus an administrative fee of fifteen percent [15%] of the amount thereof), plus interest thereon at the Default Rate from the day of such expenditure, shall be additional Rent, and shall be repaid by Tenant to Landlord on demand, but no such expenditure by Landlord shall be deemed a waiver of Tenant's default or shall affect any other remedy of Landlord by reason of such default.

     20.4 No Waiver. No waiver by Landlord of any breach by Tenant or any of Tenant's obligations, agreements or covenants under this Lease shall be a waiver of any subsequent breach or of any obligation, agreement or covenant, nor shall any forbearance by Landlord to seek a remedy for any breach by Tenant be a waiver by Landlord of any rights and remedies with respect to such or any subsequent breach. No surrender of the Demised Premises by Tenant shall be affected by Landlord's acceptance of Rent or by other means whatsoever unless the same is evidenced by Landlord's written acceptance of the surrender.

     20.5 Remedies Cumulative. No right or remedy conferred upon or reserved to Landlord under this Lease is intended to be exclusive of any other right or remedy provided under this Lease or by law, but each shall be cumulative and in addition to every other right or remedy given under this Lease or now or hereafter existing at law or in equity or by statute.

     20.6 Attorneys' Fees. In the event that at any time during the Term either Landlord or Tenant shall institute any action or proceeding against the other relating to the provisions of this Lease, or any default hereunder, the unsuccessful party in such action or proceeding agrees to reimburse the successful party for the reasonable expenses of attorneys' fees and paralegal fees and disbursements incurred therein by the successful party. Such reimbursement shall include all legal expenses incurred prior to trial, at trial and at all levels of appeal and post judgment proceedings.

     20.7 Bankruptcy or Insolvency. The following shall apply in the event of the bankruptcy or insolvency of Tenant:

          (a) Neither Tenant's interest in this Lease nor any estate hereby created in Tenant shall pass to any trustee (except as may specifically be provided pursuant to the provisions of the Bankruptcy Code, 11 U.S.C. 101 et seq. (the "Bankruptcy Code")) or receiver or assignee for the benefit of creditors or otherwise by operation of law.

          (b) Except as otherwise required by the Bankruptcy Code, in the event the interest or estate created in Tenant hereby shall be taken in execution or by other process of law, if Tenant is adjudicated insolvent by a court of competent jurisdiction, or if a receiver or trustee of the property of Tenant shall be appointed by reason of the insolvency of Tenant or inability to pay its debts, or if any assignment shall be made of the property of Tenant for the benefit of creditors, then and in any such event, Tenant shall have committed an Event of Default and Landlord may terminate this Lease or terminate Tenant's right of possession as provided in Section 20.2.

          (c) No default of this Lease by Tenant, either prior to or subsequent to the filing of a petition under the Bankruptcy Code, shall be deemed to have been waived unless expressly done so in writing by Landlord.

          (d) If Tenant or a trustee elects to assume this Lease subsequent to the filing of a petition under the Bankruptcy Code, Tenant, as debtor or as debtor in possession, and any trustee who may be appointed shall comply with Section 365(b)(1) of the Bankruptcy Code and shall provide adequate assurance of Tenant's future performance in connection therewith, which shall include, without limitation, the following: (a) the deposit of an additional sum equal to two (2) month's rent to be held (without any allowance for interest thereon) to secure Tenant's obligations under this Lease; (b) the production to Landlord of written documentation establishing that Tenant has sufficient present and anticipated financial ability to perform each and every obligation of Tenant under this Lease; and (c) assurances, in form acceptable to Landlord, as to all matters listed in
     Section 365(b)(3) of the Bankruptcy Code.

          (e) If Tenant assumes this Lease and proposes to assign the same pursuant to the provisions of the Bankruptcy Code, then notice of such proposed assignment, setting forth (a) the name and address of such person,
     (b) all the terms and conditions of such offer, and (c) the adequate assurance to be provided Landlord to assure such person's future performance under this Lease, including, without limitation, the assurance referred to in Section 365(b)(3) of the Bankruptcy Code, shall promptly be given to Landlord by Tenant, and Landlord shall thereupon have the prior right and option, to be exercised by notice to Tenant given at any time prior to the effective date of such proposed assignment, to accept an assignment of this Lease upon the same terms and conditions. Any person or entity to which this Lease is assigned pursuant to the provisions of the Bankruptcy Code shall be deemed without further act or deed to have assumed all of the obligations arising under this Lease on and after the date of such assignment. Any such assignee shall upon demand from Landlord execute and deliver to Landlord an instrument confirming such assumption.

                                   ARTICLE 21
                                   ----------

                              DEFAULTS BY LANDLORD
                              --------------------

     Tenant shall not exercise any remedy for any default by Landlord in the performance of any of its obligations under this Lease, unless Tenant has given to Landlord written notice specifying the default, and Landlord has failed to cure the default within thirty (30) days after receipt of Tenant's notice; provided, however, if Landlord commences the cure of the default with said thirty (30) period but the default is not reasonably susceptible of being cured within thirty (30) days, said thirty (30) day period shall be extended during such period of time that Landlord is diligently pursuing the steps necessary to cure the default. Tenant's sole and exclusive remedies for a default by Landlord under this Lease shall be (i) the right to sue Landlord for direct damages or (ii) the right to seek specific performance or injunctive relief. Tenant waives the right to terminate this Lease or seek consequential or speculative damages from Landlord in the event of any default by Landlord under this Lease.


                                   ARTICLE 22
                                   ----------

                             SURRENDER OF PREMISES
                             ---------------------

     22.1 Surrender. Upon the expiration of the Term, or any earlier termination of this Lease or Tenant's right to possession of the Demised Premises for any cause, Tenant shall surrender possession and vacate the Demised Premises and surrender possession of the Demised Premises to Landlord. Tenant shall deliver the Demised Premises and all alterations, improvements and other additions to the Demised Premises (other than Tenant's Property which remains the property of Tenant as provided in Section 22.2), in good order and condition, ordinary wear and tear excepted. If directed by Landlord or Franchisor, Tenant shall remove from the Demised Premises, at Tenant's cost and expense, alterations, additions or improvements made by Tenant, including, without limitation, any distinctive structural or physical features which identify the Demised Premises as a Boston Market Unit, and Tenant shall remove all marks and other trade dress required to be removed by the Franchise Agreement. Tenant shall repair any damage to the Demised Premises occasioned by such removal. If Tenant fails to remove such alterations, additions, improvements, marks and trade dress or if Tenant fails to repair any damage to the Demised Premises as required by this Section 22.1, Landlord shall have the right to remove and/or repair same, and Tenant shall reimburse Landlord on demand for the cost thereof (plus an administrative fee of fifteen percent (15%) of the cost thereof), plus interest thereon at the Default Rate from the day of such expenditure.

     22.2 Tenant's Property. Provided Tenant is not in default under this Lease, Tenant may remove upon the expiration of the Term (i) Tenant's furniture and movable trade fixtures and equipment and other personal property not permanently affixed to the Demised Premises; and (ii) the alterations, additions and signs made by Tenant to Demised Premises that Landlord permits Tenant to remove (collectively, "Tenant's Property"). The Building, all leasehold improvements, alterations and additions to the Demised Premises (except for those that Landlord has requested or permitted Tenant to remove) and all property which is permanently affixed to the Demised Premises, including, without limitation, fixtures, counters, coolers and freezers, hood and exhaust systems, floor coverings and wall coverings, and HVAC, plumbing, electrical, mechanical and life safety systems of the Building (which, for the purpose of this Lease, shall be deemed to be permanently affixed to the Demised Premises), are and shall be the property of Landlord. Tenant may finance Tenant's Property in accordance with Section 17.4 of this Lease. Any of Tenant's Property which is not removed within ten (10) days following the expiration of the Term, the termination of this Lease or the termination of Tenant's right to possession of the Demised Premises shall, at Landlord's option, become the property of Landlord, or Landlord may remove such items from the Demised Premises at the expense of Tenant. Tenant at its expense shall immediately repair any damage occasioned by the removal of Tenant's Property.

     22.3 Holding Over. If Tenant or any party claiming under Tenant remains in possession of the Demised Premises or any part thereof without Landlord's prior written consent after any termination or expiration of this Lease, by lapse of time or otherwise, Tenant shall pay Landlord the monthly Rent at double the rate payable for the month immediately preceding said holding over, computed on a per-month basis, for each month or part thereof (without apportionment for any such partial month) that Tenant thus remains in possession, and in addition thereto, Tenant shall pay Landlord all damages sustained by reason of Tenant's retention of possession.

                                   ARTICLE 23
                                   ----------

                 COLLATERAL ASSIGNMENT AND FRANCHISE AGREEMENT
                 ---------------------------------------------

     23.1 Collateral Assignment. Concurrently with the execution of this Lease, Tenant shall collaterally assign the Lease to Franchisor. Landlord hereby consents to the collateral assignment of this Lease to Franchisor and to any entity which is a party to a merger or consolidation with or to the acquisition of all or substantially all of the assets or stock of Franchisor and to a further collateral assignment or hypothecation by Franchisor of the interest so assigned by Tenant, all in accordance with that certain Collateral Assignment of Lease attached hereto as Exhibit "H" (the "Collateral Assignment"). If requested by Tenant, Landlord agrees promptly to execute any documents evidencing Landlord's consent to such assignment or assignments.

     23.2 Landlord's Consent to Collateral Assignments. In order to preserve Franchisor's rights in connection with Landlord's consent to the Collateral Assignment, Landlord agrees as follows:

          (a) to notify Franchisor in writing of and upon the failure of Tenant to cure any default by Tenant under the Lease;

          (b) that Franchisor shall have the right, but shall not be obligated, to cure any default by Tenant under the Lease within thirty (30) days after the later to occur of (i) the expiration of Tenant's cure period under the Lease, and (ii) delivery by Landlord of notice thereof in accordance with Section (a) above; provided, however, if Franchisor is diligently pursuing curing such default and cannot do so within such thirty (30) day period, Franchisor shall have a reasonable extension of time to cure the default;

          (c) that Landlord agrees that if Franchisor shall take possession of the Demised Premises and confirm to Landlord the assumption of the Lease by Franchisor as tenant thereunder, Landlord shall recognize Franchisor as the tenant under the Lease, provided that Franchisor cures any default by Tenant under the Lease within the cure period noted above;

          (d) that Franchisor: (i) shall have the absolute right to assign, sublet or otherwise transfer its right, title, estate and interest in the Lease and all its proprietary interest arising therefrom to any entity affiliated with Franchisor or any licensee or franchisee of Franchisor provided that Franchisor shall not be released from its obligations under the Lease (upon assignment) and such successor tenant expressly assumes liability for Franchisor's duties and obligations under the Lease; and (ii) may assign the Lease to a person or entity who shall agree to assume the Tenant's obligations under the Lease and who is reasonably acceptable to Landlord, and upon such assignment, Franchisor shall have no further liability or obligation under the Lease as assignee, tenant or otherwise; and

          (e) that Landlord, if Franchisor does not exercise its rights under the Collateral Assignment, shall not lease the Demised Premises to any person or entity for the purpose of operating a food service business which engages primarily in the sale of rotisserie-cooked chicken or potpies for a period of two (2) years after termination or expiration of the Franchise Agreement without the prior written consent of Franchisor, which consent may be granted or withheld by Franchisor in its sole and absolute discretion.

     23.3 Franchise Agreement. If Franchisor does not exercise its right of first refusal to purchase the assets of Tenant's Boston Market Unit under the terms of the Franchise Agreement, then Tenant agrees, at Tenant's sole expense, to make such modifications and alterations, including removal of all distinctive physical and structural features associated with the trade dress of Boston Market Units, as may be necessary to distinguish the Demised Premises so clearly from its former appearance and from other Boston Market Units as to prevent any possibility that the public will associate the Demised Premises with Boston Market Units and any confusion created by such association (such modifications and alterations shall include, but not be limited to, removing or covering the distinctive decor and color scheme on all walls, counters, fixtures and furnishings, as well as the exterior of the Demised Premises). If Tenant fails to immediately make such modifications, alterations and/or removals, Landlord and Tenant agree that Franchisor or its designated agents may enter the Demised Premises to make such modifications, alterations and/or removals, at Tenant's expense, and that such entry and actions by Franchisor shall not constitute a breach of this Lease. It is expressly acknowledged and agreed by Landlord and Tenant that Franchisor shall have the right to obtain the remedy of specific performance or other injunctive relief in order to enforce the provisions of this Section 23.3 and that Franchisor has no adequate remedy available at law for any breach of this
Section 23.3. Landlord acknowledges and agrees that Franchisor is a third-party beneficiary of this Lease.


                                   ARTICLE 24
                                   ----------

                                 MISCELLANEOUS
                                 -------------

     24.1 Notices. All notices, demands, or other communications of any type given by Landlord or by Tenant, whether required by this Lease or in any way related to this Lease, shall be void and of no effect unless given in accordance with the provisions of this Lease. All notices shall be legible and in writing and shall be delivered personally to the addressee with a receipt requested therefor or shall be sent by a recognized overnight courier service for next day delivery or by United States certified mail, return receipt requested, postage prepaid and addressed to Landlord at Landlord's Address as set forth in Section 1.2, to Tenant at Tenant's Address as set forth in Section 1.4, and to Franchisor at Franchisor's Address as set forth in Section 1.6. Notices sent in compliance with this Section 24.1 shall be effective (a) upon receipt or refusal if delivered personally; (b) one (1) business day after depositing with such an overnight courier service; or (c) three (3) business days after deposit in the mails if mailed. Landlord and Tenant may change the address for notice and the person to whom notices are sent by giving Franchisor and the other party ten
(10) days advance written notice of such change of address. Franchisor may change the address for notice and the person to whom notices are sent by giving Landlord and Tenant ten (10) days advance written notice of such change of address.

     24.2 Successors and Assigns. All covenants, promises, conditions, representations and agreements contained in this Lease shall be binding upon, apply and inure to the parties hereto and their respective heirs, executors, administrators, successors and assigns; it being understood and agreed, however, that the provisions of Article 17 are in not in any way impaired by this Section 24.2.

     24.3 Force Majeure Events. In the event that either party is delayed, hindered in or prevented from the performance of any obligation hereunder by reason of a Force Majeure Event, the time for the performance of such obligation shall be extended for the corresponding Force Majeure Delay; provided, however, in no event shall a Force Majeure Event excuse or delay the obligation of Tenant to pay Rent under this Lease.

     24.4 Landlord and Tenant. Landlord and Tenant agree that it is their intention to create only the relationship of Landlord and Tenant, and no provision of this Lease, or act of either Landlord or Tenant, shall ever be construed as creating the relationship of principal and agent, or a partnership, or a joint venture or enterprise between Landlord and Tenant.

     24.5 Quiet Enjoyment. Landlord covenants that it has full right, power and authority to make this Lease, subject to the rights of Mortgagees and Ground Lessors and the terms, provisions and conditions of any covenants, conditions or restrictions of record, and that Tenant or any permitted assignee or subtenant of Tenant, upon the payment of the Rent and the performance of the covenants required to be performed by Tenant hereunder, shall and may peaceably and quietly have, hold and enjoy the Demised Premises and improvements thereon during the Term.

     24.6 Rules and Regulations. Landlord reserves the right to adopt rules and regulations with respect to the conduct of Tenant's activities in the Demised Premises which, upon adoption, shall be deemed incorporated herein; provided, however, such rules and regulations shall not become effective until Tenant has been given notice thereof, and Tenant shall not be bound by any rules and regulations which are not consistent with the standards and methods of operation of a Boston Market Unit in the jurisdiction in which the Demised Premises are located.

     24.7    Estoppel Certificate.

          (a) Tenant shall, from time to time, upon the written request of Landlord or Franchisor, deliver to the requesting party, within fifteen
     (15) days after the request therefor, a statement in writing certifying (i) that this Lease is unmodified and in full force and effect (or if there have been modifications that the same is in full force and effect as modified and identifying the modifications); (ii) the dates to which the Rent and other charges have been paid; (iii) that Landlord is not in default under any provision of this Lease (or if a default is alleged, stating the nature of the alleged default); (iv) no payments other than as currently due have been made; (v) that Tenant has accepted the Demised Premises and the condition of Demised Premises and has no claims against Landlord or any other party with respect to the Demised Premises; (vi) that Tenant is entitled to no offsets, defenses or counterclaims with respect to the terms, covenants and conditions of this Lease to be performed by Landlord; and (vii) such other matters as may reasonably be requested by the requesting party.

          (b) Landlord shall, from time to time, upon the written request of Tenant or Franchisor, deliver to the requesting party, within fifteen (15) days after the request therefor, a statement in writing certifying (i) that this Lease is unmodified and in full force and effect (or if there have been modifications that the same is in full force and effect as modified and identifying the modifications), (ii) the dates to which the Rent and other charges have been paid; and (iii) that Tenant is not in default under any provision of this Lease (or if a default is alleged, stating the nature of the alleged default).

          (c)  It is intended that any statement delivered pursuant to this
     Section 24.7 may be relied upon by Franchisor and any prospective Mortgagee, Ground Lessor, purchaser, lender, subtenant, assignee or any entity which is a party to a potential merger, consolidation with or to the acquisition of all or substantially all of the assets or stock of the requesting party. If such statement is not executed by the requested party and delivered to the requesting party within said fifteen (15) day period, the requesting party may prepare said statement on behalf of the requested party, and the requested party hereby irrevocably appoints the requesting party as its attorney-in-fact, in the requested party's name, to execute such statement and deliver same on the requested party's behalf.

     24.8 Memorandum of Lease. Tenant shall not record this Lease. The parties shall join in the execution of a memorandum or so-called "short-form" of this Lease for the purposes of recordation in accordance with the form attached hereto as Exhibit "I" and made a part hereof. Any recording costs associated with the memorandum or short form of this Lease shall be borne by the party requesting recordation.

     24.9 Conflict Between Lease and Franchise Agreement. In the event of any conflict between this Lease and the Franchise Agreement, the Franchise Agreement shall govern, prevail and control.

     24.10 Assignment by Landlord. Landlord shall have the right to transfer, assign and convey, in whole or in part, any or all of the right, title and interest to the Demised Premises, and, in such event, Landlord shall be relieved from and after the date of such transfer, assignment or conveyance of all liability under this Lease for obligations accruing thereafter. Should any prospective Mortgagee, Ground Lessor or purchaser of the Demised Premises require a modification or modifications of this Lease, which modification or modifications will not modify the permitted use of the Demised Premises, the Term, the Renewal Option or the Rent payable by Tenant under this Lease and will not bring about any increased cost or expense to Tenant or in any other way substantially change the rights and obligations of Tenant under this Lease, then Tenant agrees that this Lease may be so modified. Tenant further agrees to execute and deliver any documents requested to evidence such modification within ten (10) days following such request.

     24.11 Limitation of Landlord's Liability. Notwithstanding anything to the contrary contained in this Lease, in the event of any default or breach by Landlord with respect to any of the terms, covenants and conditions of this Lease to be observed, honored or performed by Landlord, Tenant shall look solely to the estate and property of Landlord in the Land and Building owned by Landlord comprising the Demised Premises for the collection of any judgment (or any other judicial procedures requiring the payment of money by Landlord) and no other property or assets of Landlord shall be subject to levy, execution, or other procedures for satisfaction of Tenant's remedies.

     24.12 Severability. Any provision of this Lease which shall prove to be invalid, void or illegal shall in no way affect, impair or invalidate any other provisions hereof and such other provisions shall remain in full force and effect.

     24.13 Governing Law and Venue. This Lease shall be governed by the laws of the state in which the Demised Premises is located. Tenant acknowledges and agrees that proper venue for all legal and equitable actions which may be brought by Landlord or Tenant under, arising out of or in connection with this Lease is the United States District Court for the District of Colorado or the District Court of Jefferson County, Colorado and that Tenant is subject to the jurisdiction of said courts.

     24.14 Waiver of Trial by Jury. To the extent permitted by law, Tenant hereby waives the right to trial by jury in any action, proceeding or counterclaim on any matter whatsoever arising out of or in any way connected with this Lease.

     24.15 Brokers. Landlord and Tenant represent and warrant to each other that they have not had any dealing with any real estate brokers, finders or agents in connection with the negotiation of this Lease. Each party shall indemnify and hold the other party harmless from and against any and all liability and cost which the other party may suffer in connection with real estate brokers, finders or agents claiming by, through, or under such party seeking any commission, fee or payment in connection with this Lease.

     24.16 Survival. The following obligations shall survive the expiration or termination of this Lease: (a) any obligation under this Lease which is permitted to be performed after the expiration or termination of this Lease; (b) any obligation under this Lease which is not reasonably susceptible of performance prior to the expiration or termination of this Lease; and (c) any obligation under this Lease which is required to be performed under this Lease on or before the expiration of the Term but which is not so performed.

     24.17 Time is of the Essence. Time is of the essence of this Lease and each provision; provided, however, if the final (but not any interim) date of any period set forth herein falls on a Saturday, Sunday or legal holiday under the laws of the United States of America, the final date of such period shall be extended to the next business day.

     24.18 Number and Gender. All terms and words used in this Lease, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context or sense of this Lease or any portion of this Lease may require, the same as if such words had been fully and properly written in the number and gender.

     24.19 Counterparts. This Lease may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but such counterparts together shall constitute but one and the same instrument.

     24.20 Captions and Headings. The headings to the Articles and Sections of this Lease are inserted only as a matter of convenience and for reference, and in no way expand, modify, confine, limit or proscribe the scope or intent of any Article and Section of this Lease, nor in any way affect this Lease.

     24.21 Construction. Each party hereto has reviewed and revised (or requested revisions of) this Lease, and therefore any usual rules of construction requiring that ambiguities are to be resolved against a particular party shall not be applicable in the construction and interpretation of this Agreement or any Exhibits hereto.

     24.22 Trademarks. Landlord acknowledges that any plans or specifications of Tenant and Tenant's and Franchisor's trademarks and service marks, including without limitation, "Boston Market," is the sole property of Tenant and/or Franchisor, as the case may be, and this Lease and tenancy created by this Lease shall not be construed as granting to Landlord any rights to same.

     24.23 Entire Agreement. Any and all discussions and negotiations between Landlord and Tenant have been merged into this Lease. No rights are conferred upon either party until this Lease has been executed by both Landlord and Tenant. Any and all representations and agreements by either of the parties or their agents made during negotiations prior to execution of this Lease and which representations are not contained in this Lease shall not be binding upon either of the parties. This Lease may be amended or added to only by an agreement in writing signed by the parties hereto or their respective successors in interest.

     24.24 Satellite Dish Installation. Landlord hereby grants to Tenant and Tenant's agents, employees and contractors the right, at Tenant's sole cost and expense, to install, maintain and operate at the Demised Premises a mast mounted satellite dish antenna (the "Dish") and related equipment, including, without limitation, cables from the exterior of the Demised Premises to equipment inside the Demised Premises, which is necessary to the operation of the Dish, as part of Franchisor's integrated satellite business network. Tenant may relocate the Dish to some other location on or about the Demised Premises for purposes of adequate reception, subject to applicable law, codes and regulations. Tenant will ensure that the Dish, and each part of it, will be installed in accordance with all local and building rules of construction and codes. Tenant will obtain all FCC and other licenses or approvals required to install and operate the Dish. The Dish is and shall remain the property of Tenant or Tenant's assignee, transferee or subtenant, and Landlord and Tenant agree that the Dish is not, and installation of the Dish at the Demised Premises shall not cause the Dish to become, a fixture pursuant to this Lease or by operation of law. Tenant shall be responsible for the repair and maintenance of the Dish during the Term, at Tenant's sole cost and expense, and upon the expiration of the Term or earlier termination of this Lease, Tenant shall remove the Dish and repair any and all damage to the Demised Premises (including but not limited to the roof of the Demised Premises) caused as a result of such removal.

     24.25 Guaranty. Simultaneously with the execution and delivery of this Lease, Tenant shall cause the Guarantors identified in Section 1.12, if any, to execute and deliver to Landlord a Guaranty in the form of that attached hereto as Exhibit "J".

     24.26 Exhibits. The exhibits listed below and attached to this Lease are incorporated in this Lease by reference:

     EXHIBIT "A"   -         Legal Description of the Demised Premises
     EXHIBIT "B"   -         Workletter Agreement
     EXHIBIT "C"   -         Term Commencement Agreement
     EXHIBIT "D"   -         Memorandum of Term Commencement Agreement
     EXHIBIT "E"   -         Certificate of Substantial Completion
     EXHIBIT "F"   -         Escrow Instructions
     EXHIBIT "G"   -         Insurance Required During Construction
     EXHIBIT "H"   -         Collateral Assignment of Lease
     EXHIBIT "I"   -         Memorandum of Lease
     EXHIBIT "J"   -         Guaranty of Franchise Lease

     IN WITNESS WHEREOF, Landlord and Tenant have caused this Lease to be executed and sealed as of the day and year first above written.

Dated this ________ day               TENANT:
of ________________, 19___.
                                      _______________________________

Witness:


_____________________________         By:____________________________

                                         Name:_______________________

_____________________________            Title:______________________


Dated this ________ day               LANDLORD:
of _______________, 19____.
                                      BC REAL ESTATE INVESTMENTS,
                                       INC., a Delaware corporation


Witness:


_____________________________         By:____________________________

                                         Name:_______________________

_____________________________            Title:______________________

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________


                          ADDENDUM TO FRANCHISE LEASE
                            FOR FINANCED FRANCHISEES
                            ------------------------

     THIS ADDENDUM is attached to that certain Franchise Lease dated         ,
19__ (the "Lease") by and between BC Real Estate Investments, Inc., a Delaware
corporation ("Landlord"), and         , a        ("Tenant"), and by this
reference, this Addendum is incorporated into the Lease as though fully set out therein.

     For and in consideration of the Lease and the mutual promises and covenants contained therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord covenants and agrees, notwithstanding anything to the contrary contained in the Lease, as follows:

     1. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Lease.

     2. Franchisor and Tenant have entered into a Secured Loan Agreement (which agreement and all documents delivered in connection therewith, together with all renewals, amendments and replacements, are collectively referred to as the "Loan Agreement") providing for Franchisor to lend money to or for the benefit of Tenant. To secure Tenant's obligations to Franchisor under the Loan Agreement and the Franchise Agreement ("Borrower's Liabilities"), Tenant has granted to Franchisor a first priority security interest in and to all personal property, inventory, equipment, furnishings, fixtures, books and records now owned or hereafter acquired by Tenant (the "Collateral"), all or some of which is now or hereafter may be located at the Demised Premises.

     3. Landlord waives all rights which Landlord now has, or hereafter may have, under the laws of the State in which the Demised Premises are located, other governmental jurisdictions or by virtue of the Lease or Tenant's occupation of the Demised Premises, to levy or distrain for rent or for any monetary obligation arising by reason of default under the Lease, or to assert any lien, right, claim or title to the Collateral. Landlord acknowledges that Franchisor's security interest in the Collateral pursuant to the Loan Agreement is superior to any lien, right, claim or title which Landlord now has or hereafter may have or assert in or to the Collateral.

     4. For purposes of the Lease, Landlord agrees that the Collateral shall include, but not be limited to, all of Tenant's movable personal property and trade fixtures on or about the Demised Premises, which shall not be deemed fixtures. Collateral shall not include any leasehold improvements which are permanently attached to the Demised Premises or which are owned by Landlord.

     5. If Tenant defaults under the Loan Agreement or the Franchise Agreement, Franchisor may remove the Collateral or any part thereof from the Demised Premises in accordance with the terms and conditions of the Loan Agreement, the Franchise Agreement or statutory law without objection or interference by Landlord, and in such case, Landlord will make no claim or demand against the Collateral. In the event of any such default by Tenant, Landlord agrees that, at Franchisor's option, the Collateral may remain at the Demised Premises for a period not exceeding one (1) month following the expiration of Franchisor's period to cure Tenant's defaults contained in Section
23.2 of the Lease, provided Franchisor pays to Landlord any rent that is unpaid for the Demised Premises at the same monthly rate imposed upon Tenant.

     6. Franchisor may, without affecting the validity of the Lease, extend, amend and in any way modify the terms of payment or performance of any of Borrower's Liabilities, without the consent of Landlord and without giving notice thereof to Landlord.

     7. This Addendum shall inure to the benefit of Franchisor and the successors and assigns of Franchisor and shall be binding upon the heirs, personal representatives, directors, officers, partners, successors and assigns of Landlord.

     8. Neither this Addendum nor Franchisor's security interest in the Collateral shall be deemed a mortgage of or lien upon Landlord's fee title to the Demised Premises.

     IN WITNESS WHEREOF, this Addendum has been duly executed and delivered as of the ___ day of ______________, 19___.


                                    LANDLORD:
                                    ---------

                                    BC REAL ESTATE INVESTMENTS,
                                    INC., a Delaware corporation


                                    By:______________________________

                                       Name:_________________________

                                       Title:________________________

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________


                                  EXHIBIT "A"
                                  -----------

                   LEGAL DESCRIPTION OF THE DEMISED PREMISES
                   -----------------------------------------

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________


                                  EXHIBIT "B"
                                  -----------

                             WORKLETTER AGREEMENT
                             --------------------


     THIS WORKLETTER AGREEMENT (this "Agreement") is made and entered into as of the ____ day of __________, 19___, by and between BC Real Estate Investments, Inc., a Delaware corporation ("Landlord"), and ________________________________,
a __________ corporation ("Tenant").



                              W I T N E S S E T H:
                              -------------------

     WHEREAS, Landlord and Tenant have entered into a certain Franchise Lease (the "Lease"), for certain Demised Premises (as defined in the Lease) located at
________________________________________________________________________________
_______________; and


     WHEREAS, certain tenant improvement work is to be completed at the Demised Premises;


     NOW, THEREFORE, for and in consideration of the agreement to lease the Demised Premises and to pay rent and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Landlord and Tenant hereby agree as follows:


     1. DEFINED TERMS. All capitalized terms not otherwise defined in this Agreement shall have the meanings given to such terms in the Lease.

     2. TENANT'S WORK. Tenant shall perform or cause to be performed at the Demised Premises the tenant improvement work ("Tenant's Work") described in the Plans and Specifications (as hereinafter defined) which have been submitted to and approved by Landlord. Tenant's Work shall be performed at Tenant's sole cost and expense, with the exception of payment by Landlord of Landlord's Allowance pursuant to Paragraph 9. Tenant's Work shall be constructed in a good and workmanlike fashion, in accordance with the requirements set forth in this Agreement, the Lease, the Franchise Agreement and the approved construction contract, and in compliance with all applicable laws, ordinances, codes, rules, regulations and other governmental requirements. Tenant shall commence the construction of Tenant's Work promptly following completion of the pre-construction activities provided for in Paragraph 3, but in no event later than the date set forth in Section 1.10 of the Lease, shall diligently proceed with all such construction, and shall achieve Substantial Completion of Tenant's Work on or before the date set forth in Section 1.11 of the Lease, subject to Force Majeure Delays.

     3.    PRE-CONSTRUCTION ACTIVITIES.

     (A) Tenant shall submit, as and when available, but in any event prior to commencement of construction of Tenant's Work, the following information and items to Landlord for Landlord's review and approval:

          (1) A detailed bar chart or CPM construction schedule setting forth the major components of Tenant's Work and the time required for each, including the scheduled commencement date of construction of Tenant's Work, milestone dates and the estimated date of completion of construction.

          (2) An itemized statement of estimated construction cost, including permits and architectural and engineering fees.

          (3) The proposed names and addresses of Tenant's design and construction contractors (and each contractor's subcontractors) to be engaged by Tenant for the construction of Tenant's Work ("Tenant's Contractors"). Following approval of the Plans and Specifications, Tenant shall have the right to solicit bids from qualified contractors for Tenant's Work, subject to Landlord's prior approval as to the identity and qualifications of such contractors, which approval may be granted or withheld by Landlord in its sole and absolute discretion.

          (4) If required by Landlord, payment and performance bonds from Tenant's general contractor and the major trade contractors in form and from a surety reasonably acceptable to Landlord.

          (5) A list of subcontractors which Tenant or its general contractor proposes to use. Landlord shall have the right to approve any subcontractors with contracts in excess of $10,000, which approval may be granted or withheld by Landlord in its sole and absolute discretion. Further, notwithstanding anything contained herein to the contrary, all of Tenant's Contractors, including any subcontractors which are not subject to the approval of Landlord, shall possess good labor relations and employ workers capable of working in harmony with other contractors and subcontractors at the Demised Premises.

          (6) Certified copies of insurance policies or certificates of insurance as hereinafter described. Tenant shall not permit Tenant's Contractors to commence Tenant's Work until the required insurance has been obtained and certified copies of policies or certificates have been delivered to Landlord.

          (7) The Plans and Specifications for Tenant's Work, which Plans and Specifications shall be subject to Landlord's approval in accordance with Paragraph 3(B) below.

     (B) As used herein the term "Plans and Specifications" shall mean full and detailed architectural and engineering plans and specifications for Tenant's Work. The Plans and Specifications shall including, without limitation, drawings and specifications for fire protection, HVAC, electrical, mechanical, structural and plumbing systems and detailed plans for the signage required for a Boston Market Unit. The Plans and Specifications shall be prepared by Tenant's architect and engineer, at Tenant's cost and expense. The Plans and Specifications shall be subject to Landlord's approval and the approval of all local governmental authorities requiring approval, if any. Landlord shall give its approval or disapproval (specifying reasons in case of disapproval) of the Plans and Specifications within fourteen (14) days after delivery of full, final detailed Plans and Specifications to Landlord. Landlord shall cooperate with Tenant by discussing or reviewing preliminary plans and specifications at Tenant's request prior to completion of the full, final detailed Plans and Specifications in order to expedite the preparation of and the subsequent approval process concerning the final Plans and Specifications. If Landlord notifies Tenant that changes are required to the final Plans and Specifications submitted by Tenant, Tenant shall, within seven (7) days thereafter, submit to Landlord for its approval, the Plans and Specifications amended in accordance with the changes so required. The Plans and Specifications shall also be revised, and Tenant's Work shall be changed, to incorporate any work required in the Demised Premises by any local governmental field inspector. Tenant's architect shall verify all field conditions and dimensions and approve all shop drawings for Tenant's Work. Once approved by Landlord, a schedule identifying the approved Plans and Specifications shall be attached to this Agreement as Schedule One.

     (C)  Tenant shall not commence construction of Tenant's Work until:

          (1) The Plans and Specifications have been submitted to and approved by Landlord;

          (2) All necessary building permits (for each applicable trade) have been obtained by Tenant and all life safety requirements have been satisfied and evidence thereof satisfactory to Landlord has been delivered to Landlord;

          (3) All required insurance coverages have been obtained by Tenant and evidence of such coverage has been provided to Landlord (failure of Landlord to receive evidence of such coverage upon commencement of construction of Tenant's Work shall not waive Tenant's obligations to obtain such coverage);

          (4) Items required to be submitted to Landlord prior to commencement of construction of Tenant's Work have been so submitted and have been approved, where required under this Agreement;

          (5) Landlord has given written notice to Tenant that Tenant's Work can proceed, subject to such reasonable conditions as Landlord may impose; and

          (6) All required payment and performance bonds, if any, have been obtained and evidence thereof satisfactory to Landlord has been delivered to Landlord.

     4. CHARGES AND FEES. Subject to Paragraph 9, Tenant shall be responsible for all costs and expenses attributable to Tenant's Work, including, without limitation, an administrative fee established by Landlord for Landlord's review of the Plans and Specifications and review of the construction of Tenant's Work.

     5. CHANGE ORDERS. All changes to the final Plans and Specifications requested by Tenant must be approved by Landlord in advance of the implementation of such changes as part of Tenant's Work, which approval may be granted or withheld by Landlord in its sole and absolute discretion. All delays caused by Tenant initiated change orders, including, without limitation, any stoppage of work during the change order review process, are solely the responsibility of Tenant and shall cause no delay in the Commencement Date or payment of Rent and performance of other obligations set forth in the Lease.

     6. PERFORMANCE OF TENANT'S WORK. All work done at the Demised Premises by Tenant shall be done according to the standards set forth in this Paragraph 6, except as the same may be modified in the Plans and Specifications approved by Landlord.

     (A) The Plans and Specifications and all design and construction of Tenant's Work shall strictly comply with the Franchise Agreement and all applicable statutes, ordinances, rules, regulations, laws, codes and industry standards, including, but not limited to, all requirements of Landlord's fire insurance underwriters and all requirements of the Americans With Disabilities Act. Approval by Landlord of the Plans and Specifications shall not constitute a waiver of this requirement or assumption by Landlord of responsibility for compliance. Where several sets of the foregoing laws, codes and standards must be met, the strictest shall apply where not prohibited by another law, code or standard.

     (B) Tenant shall, at its own cost and expense, obtain all required building permits and, when construction has been completed, shall, at its own cost and expense, obtain an occupancy permit for the Demised Premises, which shall be delivered to Landlord. Tenant's failure to obtain such permits shall not cause a delay in the Commencement Date or the payment of Rent and performance of other obligations under the Lease.

     (C) Tenant's Contractors shall be licensed contractors, possessing good labor relations, capable of performing quality workmanship and working in harmony with other contractors at the Demised Premises.

     (D) Tenant shall use only new, first-class materials in Tenant's Work, except where explicitly shown in the Plans and Specifications. Tenant shall use reasonable efforts to obtain, promptly after completion of Tenant's Work, warranties of at least one (1) year duration from the completion of Tenant's Work against defects in workmanship and materials on all work performed and equipment installed in the Demised Premises as part of Tenant's Work, a copy of which warranties shall be delivered to Landlord upon Tenant's receipt of the same.

     (E) Landlord shall have the right to order Tenant or any of Tenant's Contractors who violate the requirements imposed on Tenant or Tenant's Contractors in constructing Tenant's Work to cease work and remove its equipment and employees from the Demised Premises. No such action by Landlord shall delay the Commencement Date, or the payment of Rent and performance of other obligations under the Lease.

     (F) Utility costs or charges for any service (including HVAC, hoisting or freight elevator and the like) to the Demised Premises shall be the responsibility of Tenant from the date Tenant is obligated to commence or commences construction of Tenant's Work and shall be paid for by Tenant at Landlord's rates. Tenant shall apply and pay for all utility meters required. Tenant shall arrange and pay for removal of construction debris.

     (G) Tenant shall permit access to the Demised Premises, and Tenant's Work shall be subject to inspection by Landlord and its respective architects, engineers, contractors and other representatives, at all times during the period in which Tenant's Work being constructed and installed and following completion of Tenant's Work.

     (H) Tenant shall proceed with Tenant's Work expeditiously, continuously and efficiently, from the date Landlord tenders possession of the Demised Premises to Tenant for the construction of Tenant's Work. Tenant shall notify Landlord upon completion of Tenant's Work and shall furnish Landlord and Landlord's title insurance company with such further documentation as may be required under Paragraph 9.

     (I) Tenant shall have no authority to deviate from the approved Plans and Specifications in construction of Tenant's Work, except as authorized by Landlord in writing. Tenant shall furnish to Landlord "as-built" drawings of Tenant's Work consisting of record drawings of the installed condition of each component of Tenant's Work completed from the Construction Documents marked up daily in the field by the various trades. Such record drawings shall be submitted by Tenant's general contractor to Tenant's architect, who shall review, coordinate and submit such record drawings to Landlord in a mylar sepia package within ninety (90) days after Substantial Completion of Tenant's Work.

     (J) Tenant shall impose on and enforce all applicable terms of this Agreement against Tenant's architect and Tenant's Contractors.

     (K) Tenant shall be solely responsible for and have control over construction means, methods, techniques, sequences and procedures and for coordinating all portions of Tenant's Work and neither Landlord nor Franchisor shall have any responsibility therefor.

     (L) Tenant shall be solely responsible for the design of Tenant's Work and the preparation of the approved Plans and Specifications. Tenant acknowledges that any design materials furnished by Landlord or Franchisor and any review by Landlord or Franchisor of the Plans and Specifications shall be for the sole purpose of ensuring a uniform appearance for all Boston Market Units, and neither Landlord nor Franchisor shall have any responsibility for nor any liability in connection with the Plans and Specifications.

     (M) Upon completion of Tenant's Work, Tenant shall deliver to Landlord a land title survey of the Demised Premises reflecting the "as-built" condition of the Demised Premises, which survey shall be prepared in accordance with "Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys" jointly established and adopted by the American Land Title Association and the American Congress on Survey and Mapping in 1992 and pursuant to the Accuracy Standards of an Urban Survey and shall be certified to Landlord and other parties designated by Landlord.

     7. INSURANCE. In addition to any insurance which may be required under the Lease, Tenant shall secure, pay for and maintain or cause Tenant's Contractors to secure, pay for and maintain during the construction of Tenant's Work the following insurance coverages:

     (A) Commercial General Liability Insurance with a combined single limit of not less than One Million Dollars ($1,000,000.00) per occurrence insuring against bodily injury, death or property damage occurring at or about the Demised Premises. The Commercial General Liability Insurance shall name Tenant and the Indemnitees (as hereinafter defined) as additional insureds and shall include all major divisions of coverage and shall be written on a comprehensive basis including, without limitation, the following:

          (1)  Premises/Operations (including XCU coverage as applicable);

          (2)  Independent Contractors Protective;

          (3) Products and Completed Operations (which shall be kept in effect for two (2) years after completion of Tenant's Work);

          (4)  Personal Injury Liability (with Employment Exclusion deleted);

          (5) Blanket Contractual Liability (which shall include the indemnity contained in Paragraph 8); and

          (6)  Broad Form Property Damage.

Any aggregate limit under the contractor's liability insurance shall by endorsement apply to this project separately. Tenant acknowledges that Landlord's liability insurance shall be excess of the liability insurance required hereunder.

     (B) Commercial Automobile Liability Insurance insuring all owned, non-owned and hired vehicles with a combined single limit of not less than One Million Dollars ($1,000,000.00) per occurrence.

     (C) Worker's Compensation Insurance with limits as required by statute and Employers' Liability Insurance with coverage B limits not less than $300,000.00 each accident, $300,000.00 disease - each employee and $500,000.00 disease - policy limit.

     (D) "All Risk" Builder's Risk Insurance insuring the interest of Landlord, Tenant and Tenant's Contractor's in Tenant's Work against the perils of fire and extended coverage and physical loss or damage including, without duplication of coverage, theft, vandalism and malicious mischief, to the full insurable value of Tenant's Work. If portions of Tenant's Work are stored off the Demised Premises or in transit to the Demised Premises and are not covered under said "all-risk" builder's risk insurance, then Tenant shall secure and maintain similar property insurance on such portions of Tenant's Work. Any loss insured under said "all-risk" builder's risk insurance is to be adjusted by Landlord and made payable to Landlord as trustee for the insureds as their interests may appear.

     8. INDEMNIFICATION. Without limitation of the indemnification provisions contained in the Lease, to the fullest extent permitted by law, Tenant shall indemnify, protect, defend and hold harmless Landlord and Franchisor and their respective directors, officers, shareholders, employees and agents (the "Indemnitees"), from and against all claims, liabilities, losses, damages and expenses of whatever nature arising out of or in connection with Tenant's Work, including, without limitation, mechanic's liens or the cost of any repairs to the Demised

Premises necessitated by activities of Tenant or Tenant's Contractors and bodily injury to persons or damage to the property of Tenant, its employees, agents, invitees, licensees or others, except and to the extent that such claims, liabilities, losses, damages and expenses arise out of the negligent act or omission of the respective Indemnitees. It is understood and agreed that the foregoing indemnity shall be in addition to the insurance requirements set forth above and shall not be in discharge of or in substitution for same or any other indemnity or insurance provision of the Lease.

     9.    LANDLORD'S ALLOWANCE.

     (A) Pursuant to the Lease, Landlord has agreed to contribute Landlord's Allowance for application to the cost of Tenant's Work. To the extent that the cost of Tenant's Work exceeds the amount of Landlord's Allowance, Tenant shall have sole responsibility for the payment of such excess cost. Landlord's Allowance and such excess cost shall be disbursed through a construction escrow established by Landlord and Tenant pursuant to the Lease (the "Escrow"). Landlord shall not be required to deposit Landlord's Allowance in the Escrow until the Escrowee is prepared to make final disbursement to Tenant.

     (B) During the construction of Tenant's Work, Tenant may request periodic payment (but not more frequently than once per month) of funds from the Escrow on account of Tenant's Work. Final disbursement shall be made to Tenant when Tenant has satisfied the requirements therefor set forth in Section 6.3 of the Lease. Landlord reserves the right to direct Escrowee to make payment directly to Tenant's Contractors.

     (C) Each request by Tenant for payment of funds shall be accompanied by the following:

          (1) a sworn statement by Tenant disclosing the various contracts entered into by Tenant relating to the construction of Tenant's Work in the form required by Escrowee;

          (2) a sworn statement by Tenant's Contractors to Tenant setting forth the names and addresses of such persons furnishing labor, service or materials, the kind of labor, service or materials to be furnished, the amounts of the contracts, amounts paid to date, if any, amounts of current payments, if any, and balances to become due, if any;

          (3) a report by Tenant's architect certifying that Tenant's Work has been completed and materials are in place as indicated by Tenant's construction draw request;

          (4) statements, waivers, affidavits, supporting waivers and releases of lien from such persons and in such form as may be required by Landlord and Landlord's title insurer for the purpose of providing title insurance coverage covering the disbursement;

          (5) sufficient funds to cover the amount of the requested disbursement; and

          (6) such other documents as may be reasonably requested by Escrowee, Landlord or Franchisor.

     (D) Upon satisfaction of the requirements for each partial disbursement, Landlord shall direct Escrowee to disburse ninety (90%) of costs incurred on account of Tenant's Work through the date of disbursement for which Tenant has provided the supporting documentation required by the Lease and this Agreement, less the amounts previously disbursed by Escrowee. Upon satisfaction of the requirements for the final disbursement, Landlord shall deposit Landlord's Allowance into the Escrow and direct Escrowee to make final disbursement of funds.

     10.    MISCELLANEOUS.

     (A) Except as herein expressly set forth or in the Lease, Landlord has no agreement with Tenant and has no obligation to do any work with respect to the Demised Premises.

     (B) Time is of the essence under this Agreement.

     (C) Any person signing this Agreement on behalf of Tenant warrants and represents he has authority to do so.

     (D) If Tenant fails to make any payment relating to Tenant's Work as required hereunder, Landlord, at its option, may complete Tenant's Work pursuant to the approved Plans and Specifications and continue to hold Tenant liable for the costs thereof and all other costs due to Landlord. Tenant's failure to pay any amounts owed by Tenant hereunder when due or Tenant's failure to perform its obligations hereunder shall also constitute a default under the Lease and Landlord shall have all the rights and remedies granted to Landlord under the Lease for nonpayment of any amounts owed thereunder or failure by Tenant to perform its obligations thereunder.

     (E) Tenant shall not install any equipment in the Demised Premises unless such Equipment has been designated or approved by Landlord.

     (F) Notices under this Agreement shall be given in the same manner as under the Lease.

     (G) The liability of Landlord hereunder or under any amendment hereto or any instrument or document executed in connection herewith (including, without limitation, the Lease) shall be limited as provided in Section 24.11 of the Lease.

     (H) The headings set forth herein are for convenience only.

     (I) This Agreement sets forth the entire agreement of Tenant and Landlord regarding the design and construction of Tenant's Work. This Agreement may only be amended if in writing, duly executed by both Landlord and Tenant.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                            LANDLORD:
                                            --------

                                            BC REAL ESTATE INVESTMENTS, INC.,
                                            a Delaware corporation

                                            By:_________________________________
                                              Name:_____________________________
                                              Title:____________________________


                                            TENANT:
                                            ------

                                            ____________________________________


                                            By:_________________________________
                                              Name:_____________________________
                                              Title:____________________________

                      SCHEDULE ONE TO WORKLETTER AGREEMENT
                      ------------------------------------

                       APPROVED PLANS AND SPECIFICATIONS
                       ---------------------------------

                                [to be attached]



















                             Schedule One, Page 1

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________

                                  EXHIBIT "C"
                                  -----------

                          TERM COMMENCEMENT AGREEMENT
                          ---------------------------


     THIS AGREEMENT is made and entered into as of the ____ day of __________, 19___, by and between BC Real Estate Investments, Inc., a Delaware corporation ("Landlord"), and ________________________________, a __________ corporation
("Tenant").


                              W I T N E S S E T H:
                              -------------------

     WHEREAS, Landlord and Tenant have entered into a certain Franchise Lease dated __________________________, 19____ (the "Lease") for a Boston Market Unit
located in __________,  ___________ County, ___________; and

     WHEREAS, Landlord and Tenant desire to enter into this Agreement to confirm the Commencement Date, the Expiration Date, the Renewal Term, Base Annual Rent and other matters set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Landlord and Tenant hereby agree as follows:

     1. Defined Terms. All capitalized terms used in this Agreement but not defined in this Agreement shall have the meanings given to such terms under the Lease.

     2. Confirmation of Term and Rent. Landlord and Tenant each acknowledge, agree and confirm the following:

          (a)  The Commencement Date is  _________________, 19____;

          (b)  The Expiration Date is  _________________, 20____;

          (c) Tenant first opened the Demised Premises for business to the public on _________________, 19____;

          (d) Tenant has one (1) option to renew the Lease for a Renewal Term of five (5) years;

          (e) The Demised Premises contains __________ square feet of space;

          (f) Base Annual Rent under the Lease shall be as follows:

            Period                Base Annual Rent      Monthly Installment
            ------                ----------------      -------------------

     ___/___/___ - ___/___/___    $____________         $____________
     ___/___/___ - ___/___/___    $____________         $____________
     ___/___/___ - ___/___/___    $____________         $____________
          Renewal Term            $____________         $____________

     3. Conclusive Evidence. For purposes of the Lease, this Agreement shall be conclusive evidence of the information contained in this Agreement.

     IN WITNESS WHEREOF, Landlord and Tenant have executed this Agreement as of the day and year first above written.

Dated this ________ day                     TENANT:
of ________________, 19___.
                                            ____________________________________

Witness:

___________________________________         By: ________________________________
                                                Name: __________________________
___________________________________             Title: _________________________


Dated this ________ day                     LANDLORD:
of _______________, 19____.
                                            BC REAL ESTATE INVESTMENTS,
                                            INC., a Delaware corporation

Witness:

___________________________________         By: ________________________________
                                                Name: __________________________
___________________________________             Title: _________________________

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________

                                  EXHIBIT "D"
                                  -----------

                   MEMORANDUM OF TERM COMMENCEMENT AGREEMENT
                   -----------------------------------------


     THIS AGREEMENT is made and entered into as of the ____ day of __________, 19___, by and between BC Real Estate Investments, Inc., a Delaware corporation ("Landlord"), and ________________________________, a __________ corporation
("Tenant").


                              W I T N E S S E T H:
                              -------------------

     WHEREAS, Landlord and Tenant have entered into a certain Franchise Lease dated __________________________, 19____ (the "Lease") for a Boston Market Unit
located in __________,  ___________ County, ___________, and legally described on Exhibit A attached hereto and made a part hereof; and

     WHEREAS, a Memorandum of Franchise Lease was recorded with the County Recorder of _____________ County, ______________, as Document ____________; and

     WHEREAS, Landlord and Tenant desire to enter into this Agreement to confirm the Commencement Date, the Expiration Date, the Renewal Term and other matters set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Landlord and Tenant hereby agree as follows:

     1. Defined Terms. All capitalized terms used in this Agreement but not defined in this Agreement shall have the meanings given to such terms under the Lease.


THIS DOCUMENT WAS PREPARED BY
AND AFTER RECORDING RETURN TO:

BC Real Estate Investments, Inc.
14103 Denver West Parkway
P.O. Box 4086
Golden, Colorado 80401-4086
Attention: Real Estate Services Department

     2. Confirmation of Term and Rent. Landlord and Tenant each acknowledge, agree and confirm the following:

          (a)  The Commencement Date is  _________________, 19____;

          (b)  The Expiration Date is  _________________, 20____;

          (c) Tenant first opened the Demised Premises for business to the public on _________________, 19____;

          (d) Tenant has one (1) option to renew the Lease for a Renewal Term of five (5) years;

          (e) The Demised Premises contains __________ square feet of space;

     3. Conclusive Evidence. For purposes of the Lease, this Agreement shall be conclusive evidence of the information contained in this Agreement.

     IN WITNESS WHEREOF, Landlord and Tenant have executed this Agreement as of the day and year first above written.

Dated this ________ day                     TENANT:
of ________________, 19___.
                                            ____________________________________

Witness:

___________________________________         By: ________________________________
                                                Name: __________________________
___________________________________             Title: _________________________


Dated this ________ day                     LANDLORD:
of _______________, 19____.
                                            BC REAL ESTATE INVESTMENTS,
                                            INC., a Delaware corporation

Witness:

___________________________________         By: ________________________________
                                                Name: __________________________
___________________________________             Title: _________________________

STATE OF COLORADO        )
                         )
COUNTY OF JEFFERSON      )

     Personally appeared before me, a Notary Public in and for the above County and State, _________________________________, known personally by me and acknowledged by me to be on the date of execution, _________________________ of BC Real Estate Investments, Inc., a Delaware corporation, and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of _____________ 19____.


                                            ____________________________________
                                            Notary Public

My Commission Expires:

__________________________



STATE OF ____________    )
                         )
COUNTY OF ___________    )

     Personally appeared before me, a Notary Public in and for the above County and State, __________________________________, known personally by me and acknowledged by me to be on the date of execution, the ___________________ of ____________________, a _______________ corporation, and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of _____________ 19___.



                                            ____________________________________
                                            Notary Public

My Commission Expires:

__________________________

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________

                                  EXHIBIT "E"
                                  -----------

                     CERTIFICATE OF SUBSTANTIAL COMPLETION
                     -------------------------------------


PROJECT:  Boston Market Restaurant
          ____________________________________________________
          __________, _______________ County, ________________

ARCHITECT:   _________________________________________________
             _________________________________________________
             _________________________________________________
             (____) ____-_____

CONTRACTOR:  _________________________________________________
             _________________________________________________
             _________________________________________________
             (____) ____-_____

TO:  BC REAL ESTATE INVESTMENTS,    ____________________________________________
     INC.                           ____________________________________________
     14103 Denver West Parkway      ____________________________________________
     P.O. Box 4086                  ____________________________________________
     Golden, Colorado  80401-4086   ____________________________________________

DATE OF ISSUANCE: ___________, 19___

     The work performed under this Contract has been reviewed and found to be substantially complete. The Date of Substantial Completion of the Project is established as _________________, 19___, which is also the date of commencement of applicable warranties required by the Contract.

     The Date of Substantial Completion of the Work is the Date certified by the Architect when construction is sufficiently complete, in accordance with the Contract, so that Tenant can occupy or utilize the Work as a restaurant open to the public for business as a "Boston Market" restaurant.

     A list of items to be completed or corrected, prepared by the Contractor and verified and amended by the Architect, is attached hereto as Exhibit A (the "Punchlist"). The failure to include any items on the Punchlist does not alter the responsibility of the Contractor to complete all Work in accordance with the Contract. The date of commencement of warranties for items on the Punchlist will be one (1) year from completion unless otherwise agreed to in writing.


_____________________         ______________________          ________________
ARCHITECT                     BY                              DATE

The Contractor will complete or correct the Work on the Punchlist within 30 days from the above Date of Substantial Completion, unless another date is specified next to the item on the Punchlist.



_____________________         ______________________          ________________
CONTRACTOR                    BY                              DATE

The Tenant accepts the Work as substantially complete subject to completion of the Punchlist and other items of work required by the Contract and will assume full possession thereof at on _____________, 19___.



_____________________         ______________________          ________________
TENANT                        BY                              DATE

                                             LOCATION:  ________________________
Escrow Trust No._____________
                                         STORE NUMBER:  ________________________
Commitment No._______________

                                  EXHIBIT "F"
                                  -----------

                              ESCROW INSTRUCTIONS
                              -------------------

           OWNERS CONSTRUCTION ESCROW TRUST AND DISBURSING AGREEMENT
                              WITH TITLE INSURANCE


1.   General Information.

     (A)  Owner:                                  Attorney for Owner:

          BC Real Estate Investments, Inc.        Rudnick & Wolfe
          14103 Denver West Parkway               203 North LaSalle Street
          P.O. Box 4086                           Suite 1800
          Golden, Colorado  80401-4086            Chicago, Illinois  60601
          Attention: Real Estate Services Dept.   Attention:  Alan J. Salle
          (303) 278-9500                          (312) 368-4000
          (303) 384-5339 (FAX)                    (312) 236-7516 (FAX)

     (B)  Tenant:                                 Attorney for Tenant:

          _______________________                 ________________________
          _______________________                 ________________________
          _______________________                 ________________________
          _______________________                 ________________________
          Attention:_____________                 Attention:______________
          (____) ____-_____                       (____) ____ - _____
          (____) ____-_____ (FAX)                 (____) ____ - _____ (FAX)

     (C)  Escrow Trustee:                         Title Insurer:

          Chicago Title and Trust Company         Chicago Title Insurance Company
          171 North Clark Street                  171 North Clark Street
          Chicago, Illinois  60601                Chicago, Illinois  60601
          Attention:_____________                 Attention:______________
          (312) 223-2000                          (312) 223-2000
          (312) 223-_____ (FAX)                   (312) 223-_____ (FAX)

     (D)  Architect:                              General Contractor:

          ___________________________             ___________________________
          ___________________________             ___________________________
          ___________________________             ___________________________
          ___________________________             ___________________________
          Attention:_________________             Attention:_________________
          (____) ____-_____                       (____) ____ - _____
          (____) ____-_____ (FAX)                 (____) ____ - _____ (FAX)

     (E)  Project:  Boston Market Store

                    ____________________________
                    _________, ____________County,______________


     (F)  Amount of Deposits to be made by Owner:  $___________

          Amount of Deposits to be made by Tenant: $___________

     (G) Billing Instructions: Title and escrow charges are to be billed to Tenant.

2.  Recitals.

     (A) Tenant is about to commence or has commenced construction of or rehabilitation of improvements on certain premises (the "Project") legally described on Exhibit "A" attached hereto and made a part hereof and on Schedule A of the Title Commitment described above;

     (B) Owner has requested Escrow Trustee to act as an escrow trustee and to provide a disbursing service for the payment of Project construction costs and other related development costs; and

     (C) Owner has ordered from Title Insurer a commitment for a Standard ALTA Owners Title Insurance Policy and Date Down Endorsements thereof together with Interim Mechanics' Lien Endorsements therefor to be issued periodically as disbursements are made by Escrow Trustee.

     (D)  Owner, Tenant and Escrow Trustee agree as follows:

          (1) Tenant will deposit or cause to be deposited and Owner may deposit from time to time certain sums of money (the funds) in the form of certified or cashier's checks with Escrow Trustee;

          (2) Escrow Trustee will disburse the funds to pay for project construction costs pursuant to the provisions of this Agreement as hereinafter set forth;

          (3) Escrow Trustee will disburse funds for construction payments jointly to General Contractor and subcontractors named on any current sworn statement. In the event that General Contractor and any subcontractor jointly authorize Escrow Trustee to pay any funds due one to the other, Escrow Trustee may comply with such authorization. However, it is the intention of the parties named herein and signatory hereto that no person not a party signatory to this escrow shall have the right to look to Escrow Trustee for any disbursement hereunder under a third party beneficiary theory or otherwise, and that Escrow Trustee owes no duty to any such third party to make any disbursement; and

          (4) If required, Escrow Trustee will disburse funds for nonconstruction costs pursuant to procedures set forth hereinafter at Paragraph 3(B)(6).

3.  Requirements.

     (A) Prior to the first disbursement of funds by Escrow Trustee hereunder, the following requirements shall have been satisfied, to wit:

          (1) Escrow Trustee shall have furnished or caused to be furnished to Owner, as the proposed insured, a current dated commitment issued by Title Insurer for a Standard ALTA Owners Title Insurance Policy (the Policy); and

          (2) Owner shall furnish to Escrow Trustee a written approval of the condition of title.

     (B) Prior to each disbursement of funds by Escrow Trustee hereunder, it is a requirement of this Agreement that Escrow Trustee be furnished the following:

          (1) A Sworn Owner's Statement by Tenant in form acceptable to Escrow Trustee disclosing the various contracts entered into by Tenant relating to the construction of the Project and setting forth the names of the contractors, their addresses, the kind of service, work or materials to be furnished, the amounts of such contracts, the amounts paid to date, if any, the amounts of current payments, if any, and the balances to become due, if any;

          (2) A sworn statement to Owner and Tenant by General Contractor setting forth the name and addresses of such persons furnishing labor, service or materials (i.e., subtrades and material suppliers), the kind of labor, service or materials to be furnished, the amounts of the contracts, amounts paid to date, if any, amounts of current payments, if any, and balance to become due, if any.

          (3)  A written approval by Owner of the requested disbursement;

          (4) A certification by the Architect certifying that work has been completed and materials are in place as indicated by the current construction draw request of General Contractor;

          (5) Statements, waivers, affidavits, supporting waivers, and releases of lien from such persons and in such form as may be required by Title Insurer for the purpose of providing the title insurance coverage specified in this Agreement covering the current disbursement;

          (6) In the event that nonconstruction costs are to be paid by Escrow Trustee with the funds, then Tenant shall provide written payment directions to Escrow Trustee setting forth the names and addresses of the payee, the amounts of the respective payments, and the purpose of the payments (i.e., legal fees, real estate taxes, etc.); and

          (7)  Sufficient funds to cover the current disbursement request.

     (C) As Escrow Trustee makes a partial disbursement of funds hereunder, Escrow Trustee will furnish Owner with Title Insurer's Date Down Endorsement #5 covering the date of the disbursement of funds together with following Interim Mechanic Lien Endorsement for Owner:

     The undersigned insures Owner to the extent of $____________ against loss or damage which may be suffered by Owner by reason of the entry of a final judgement or decree of a court of competent jurisdiction enforcing any mechanics' lien claim on the premises described in its commitment number _________ for that part of the work or materials performed and furnished as set forth and itemized on the contractor's statements of ____________ dated ____________, 19___, and prior dates which have been certified as in place by _______________________ and in support of which subcontractors' statements and waivers have been deposited with Title Insurer.

     (D) Prior to the final disbursement of funds hereunder, it is a requirement of this escrow that Title Insurer be prepared to furnish the ALTA Owner's Title Insurance Policy with extended coverage insuring over mechanics' lien claims, subject to the usual terms, conditions and stipulations, and exclusions from coverage contained in such policy first approved by Owner, together with such exceptions as appear in the title commitment aforesaid. With respect to the conditions of title, the liability of Escrow Trustee in making any disbursement in reliance upon the title commitment is limited to insuring that the condition of the title is correctly set forth in said title commitment and shall not extend to the determination of whether it is acceptable to Owner, the furnishing of funds for disbursement being considered an acceptance of title as so reported.

4.   General Conditions.

     (A) Where, after the first disbursement, a further title search reveals a mechanics' lien claim subsequently placed of record over which Title Insurer is unwilling to insure, Escrow Trustee will notify Owner and will not disburse Owner's current deposit unless specifically directed in writing by Owner to do so.

     (B) If Escrow Trustee discovers a misstatement in an affidavit furnished by General Contractor to Owner or Tenant, it may stop disbursements until the misstatement has been corrected. Escrow Trustee may, at its option, verify information submitted by General Contractor or may require Owner to furnish verification by subcontractors or material suppliers.

     (C) Tenant represents and warrants to Escrow Trustee that on the date of this Agreement, funds available for construction payment are ample to complete the Project.

     (D) The functions and duties assumed by Escrow Trustee include only those described in this Agreement and Escrow Trustee is not obligated to act except in accordance with the terms and conditions of this Agreement. Escrow Trustee does not insure that the building will be completed, nor does it insure that the building, when completed, will be in accordance with plans and specifications, nor that sufficient funds will be available for completion, nor does it make the certifications of the Architect its own, nor does it assume any liability for same other than procurement as one of the conditions precedent to each disbursement.

     (E) Escrow Trustee has no liability for loss caused by any error in the certification furnished it hereunder as to work in place.

     (F) Escrow Trustee shall not be responsible for any loss of documents while such documents are not in its custody. Documents deposited in the United States Mail shall not be construed as being in custody of Escrow Trustee.

     (G) Deposits made pursuant to these instructions may be invested on behalf of Tenant; provided, however, that such direction shall be in writing and be accompanied by the taxpayer's identification number and such investment forms as may be required. Escrow Trustee will, upon request, furnish information concerning procedures and fee schedules for investment.

     (H) Except as to deposits of funds for which Escrow Trustee has received express written direction concerning investment or other handling, the parties hereto agree that (i) Escrow Trustee shall be under no duty to invest or reinvest any deposits at any time held by it hereunder and (ii) Escrow Trustee may commingle such deposits with other deposits or with its own funds in the manner provided for the administration of funds under Section 2-8 of the Illinois Corporate Fiduciary Act and may use any part of all such funds for its own benefit without obligations to any party for interest or earnings derived thereby, if any.

     (I) In the event that Escrow Trustee is requested to invest deposit hereunder, Escrow Trustee is not to be held responsible for any loss of principal or interest which may be incurred as a result of making the investments or redeeming said investment for the purpose of this escrow trust unless caused by its negligence. All earnings on any deposits shall be held in this escrow trust until final disbursement of funds hereunder at which time such earnings, if any, shall be disbursed to Tenant.

     (J) This Agreement shall not inure to the benefit of any parties other than the parties hereto, under a third party beneficiary theory or otherwise; and any liability to such parties is expressly disclaimed.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the _____ day of __________, 19___.

OWNER:                                 TENANT:
-----                                  ------

BC REAL ESTATE INVESTMENTS,            _________________________________________
INC.


By:_______________________________     By:______________________________________
 Name:____________________________        Name:_________________________________
 Title:___________________________        Title:________________________________

GENERAL CONTRACTOR:                    ESCROW TRUSTEE:
------------------                     --------------

__________________________________     CHICAGO TITLE AND TRUST COMPANY


By:_______________________________     By:______________________________________
 Name:____________________________      Name:___________________________________
 Title:___________________________      Title:__________________________________

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________

                                  EXHIBIT "G"
                                  -----------


                     INSURANCE REQUIRED DURING CONSTRUCTION
                     --------------------------------------

     In addition to any insurance which may be required under the Lease, Tenant shall secure, pay for and maintain or cause Tenant's contractors to secure, pay for and maintain during construction of the following insurance coverages:

     (A) Commercial General Liability Insurance with a combined single limit of not less than One Million Dollars ($1,000,000.00) per occurrence insuring against bodily injury, death or property damage occurring at or about the Demised Premises. The Commercial General Liability Insurance shall name Tenant and Landlord and Landlord's directors, officers, shareholders, employees and agents as additional insureds and shall include all major divisions of coverage and shall be written on a comprehensive basis including, without limitation, the following:

          (1)  Premises/Operations (including XCU coverage as applicable);

          (2)  Independent Contractors Protective;

          (3) Products and Completed Operations (which shall be kept in effect for two (2) years after completion of construction);

          (4)  Personal Injury Liability (with Employment Exclusion deleted);

          (5) Blanket Contractual Liability (which shall include the indemnity contained in Section 14.4 of the Lease); and

          (6)  Broad Form Property Damage.

Any aggregate limit under the contractor's liability insurance shall by endorsement apply to this project separately. Tenant acknowledges that Landlord's liability insurance shall be excess of the liability insurance required hereunder.

     (B) Commercial Automobile Liability Insurance insuring all owned, non-owned and hired vehicles with a combined single limit of not less than One Million Dollars ($1,000,000.00) per occurrence.

     (C) Worker's Compensation Insurance with limits as required by statute and Employers' Liability Insurance with coverage B limits not less than $300,000.00 each accident, $300,000.00 disease - each employee and $500,000.00 disease - policy limit.

     (D) "All Risk" Builder's Risk Insurance insuring the interest of Landlord, Tenant and Tenant's Contractor's in the Demised Premises against the perils of fire and extended coverage and physical loss or damage including, without duplication of coverage, theft, vandalism and malicious mischief, to the full insurable value of the Demised Premises. If materials are stored off the Demised Premises or in transit to the Demised Premises and are not covered under said "all-risk" builder's risk insurance, then Tenant shall secure and maintain similar property insurance on such materials. Any loss insured under said "all-risk" builder's risk insurance is to be adjusted by Landlord and made payable to Landlord as trustee for the insureds as their interests may appear.

                                                         LOCATION: _____________

                                                     STORE NUMBER: _____________

                                  EXHIBIT "H"
                                  -----------

                         COLLATERAL ASSIGNMENT OF LEASE
                         ------------------------------

     THIS COLLATERAL ASSIGNMENT OF LEASE (this "Assignment") is made as of the ____ day of_______, 199_, by__________("Borrower") to BOSTON CHICKEN, INC., a Delaware corporation ("Lender").

                              W I T N E S S E T H:
                              -------------------

     WHEREAS, Lender now and from time to time hereafter shall make loans, advances and/or financial accommodations to or for the benefit of Borrower pursuant to a certain Secured Loan Agreement (the "Loan Agreement"; terms used herein and not otherwise defined herein shall have the meaning assigned thereto in the Loan Agreement) between Borrower and Lender;

     WHEREAS, Borrower has entered into that certain Franchise Lease dated_____, 19__, with BC Real Estate Investments, Inc., a Delaware corporation ("Landlord"), demising the property legally described on Exhibit A (the "Demised Premises") attached hereto and made a part hereof (which lease, together with all renewals, extensions, modifications, amendments, substitutions and replacements, all of the Borrower's rights and remedies thereunder, and all proceeds payable under any policy of insurance covering loss resulting from untenantability caused by destruction or damage to the Demised Premises, are hereinafter referred to as the "Lease");

     WHEREAS, Lender and Borrower are parties to a certain Franchise Agreement pursuant to which Lender granted Borrower certain rights to own and operate a Boston Market Unit at the Demised Premises (The "Franchise Agreement");

     WHEREAS, the Lease is to be collaterally assigned by Borrower to Lender as additional security for all of Borrower's obligations to Lender arising under or in connection with the Loan Agreement and the other loan documents (the "Liabilities"); and

THIS DOCUMENT PREPARED BY
AND AFTER RECORDING MAIL TO:

Boston Chicken, Inc.
14103 Denver West Parkway
P.O. Box 4086
Golden, Colorado  80401-4086
Attention:  Real Estate Services Department

     WHEREAS, the Franchise Agreement also requires that the Lease also be collaterally assigned by Borrower to Lender.

     NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1. The Assignment. In order to induce Lender to make advances under the Loan Agreement and as additional security for the payment of the Liabilities and for the performance and observance of all the agreements contained herein, in the Loan Agreement, in the other loan documents, and in the Franchise Agreement, Borrower does hereby assign, set over, and transfer to Lender, upon the terms and conditions hereinafter contained, a continuing collateral security interest in the Lease, together with all the right, title and interest of Borrower therein and thereto, to have and to hold the same under Lender, its successors and assigns, forever, or for such shorter period as hereinafter may be indicated, as additional security for the payment of the Liabilities and for the performance and observance of all the agreements contained in the Loan Agreement, in the other loan documents and in the Franchise Agreement.

     2. Warranties, Representations and Covenants. Borrower hereby covenants, represents, and warrants to Lender and agrees as follows:

          A. At all times, Lender shall have the right to verify the validity, amount of rent and other charges and any other matter relating to the Lease, by mail, telephone, facsimile or otherwise, in the name of Borrower or Lender, all in accordance with the terms and conditions of the Lease.

          B. Unless Lender notifies Borrower in writing that it waives any one or more of the following requirements, Borrower shall (i) notify Lender, in writing, of any assertion of any defaults, claims, liabilities, offsets and counterclaims under the Lease; and (ii) not permit or agree to any termination, surrender, settlement, amendment or modification of the Lease.

          C. The Lease is in full force and effect; a complete and correct copy of the Lease has been furnished to Lender; Borrower is the lessee under the Lease and has good title and the lawful right to collaterally assign its interest in the same; no other person, firm or corporation has any right, title or interest therein except as expressly set forth herein; and Borrower has not previously sold, assigned, transferred, mortgaged or pledged its interest in the Lease or the Demised Premises to any other person or entity.

          D. Borrower has and shall: (i) observe, perform and discharge, duly and punctually, all the obligations, terms, covenants, conditions and warranties of the Loan Agreement, the other loan documents, the Franchise Agreement and the Lease, on the part of Borrower to be kept, observed and performed; (ii) give prompt notice to Lender of any failure on the part of Borrower to observe, perform and discharge same; (iii) appear in and defend any action or proceeding arising under, occurring out of, or in any manner connected with the Lease or the obligations, duties or liabilities of Borrower and/or Landlord thereunder, and upon request of Lender, will do so in the name and behalf of Lender but at the expense of Borrower; and (iv) pay all costs and expenses of Lender, including reasonable attorneys' fees, in any action or proceeding in which Lender may appear hereunder.

          E. Borrower has entered or will enter into occupancy of the Demised Premises in accordance with the terms and conditions of the Lease, to the best of Borrower's knowledge, Landlord is not in default in performing or complying with any of its obligations under the Lease; Landlord has completed, or will complete within the time period provided in the Lease, all improvements required by the terms of the Lease; and the Demised Premises are, or will be within the due course of construction completion, open for the use of Borrower, its customers, employees and invitees.

          F. Lender shall not be liable in any way for any injury or damage to person or property sustained by any person or persons, firm or corporation in or about the Demised Premises nor shall Lender by entering into this Assignment assume any additional obligation, duty or liability under the Lease.

          G. Borrower hereby agrees to indemnify and hold Lender harmless of, from and against any and all liability, loss, damage and expense which Lender may or might incur by reason of this Assignment. Should Lender incur any such liability, loss, damage or expense, the amount thereof (including reasonable attorneys' fees) shall be payable by Borrower immediately upon demand, shall bear interest (at the rate due on monies after a default under the terms of the Loan Agreement) from the date of Lender's payment thereof until repaid to Lender, and shall be secured hereby.

          H. The failure of Lender to avail itself of any of the terms, covenants and conditions of this Assignment for any period of time or at any time or times, shall not be construed or deemed to be a waiver by Lender of any of its rights and remedies hereunder. The rights and remedies of Lender under this Assignment are and shall be cumulative and in addition to any and all rights and remedies available to Lender under the Loan Agreement, the other loan documents and the Franchise Agreement.

          I. This Assignment was executed and delivered in, and, except as otherwise specifically stated in any given paragraph hereof, shall be governed as to validity, interpretation, construction, effect and in all other respects by the laws and decisions of the State of Colorado without reference to the choice of law.

     3. Power of Attorney. Upon the occurrence of an Event of Default (as defined in the Loan Agreement) under the terms of the Loan Agreement or a default by Borrower under the Lease or the Franchise Agreement, Borrower further irrevocably appoints Lender as Borrower's attorney-in-fact to exercise any or all of Borrower's rights in, to, and under the Lease and to do any or all other acts, in Borrower's name or in the Lender's own name, that Borrower could do under the Lease, with the same force and effect as if this Assignment had not been made.

     4. Exercise of Rights. Upon the occurrence of an Event of Default under the terms of the Loan Agreement or a default by Borrower under the Lease or the Franchise Agreement, Lender, in its sole discretion, may do any one or more of the following, subject to the terms and conditions contained in the Lease:

          A. Enter upon, take possession of, manage and operate the Demised Premises or any part thereof pursuant to the terms and conditions of the Lease, and Borrower agrees (i) to surrender possession of the same; (ii) that Borrower shall have no further right, title or interest in the Lease and the Demised Premises; and (iii) that Borrower shall remain liable to Lender for all past due rents and other charges, agreements and obligations set forth in the Lease which Lender shall be required either to pay to Landlord or perform thereunder.

          B. If such Event of Default under the Loan Agreement or default under the Franchise Agreement occurs due to Borrower's default under the Lease, Lender may cure any such default under the Lease within the curative times provided in the Lease, or any longer period granted to Lender by Landlord.

          C. Exercise any and all rights and remedies afforded to Lender under the Loan Agreement, the other loan documents, the Franchise Agreement and the Uniform Commercial Code and any and/all other applicable provisions of law or equity, including the right to sell Borrower's interest in the Lease at a public or private sale.

     5. Exercise of Options. Throughout the term of the Franchise Agreement, Borrower agrees that it shall elect and exercise all options to extend the term of or renew the Lease not less than thirty (30) days prior to the last day that said option must be exercised, unless Lender otherwise agrees in writing. Borrower shall send Lender a copy of the notice of exercise concurrently with Borrower's exercise of the option. Upon failure of Lender to otherwise agree in writing, and upon failure of Borrower to so elect to extend or renew the Lease as aforesaid, Borrower hereby appoints Lender as its true and lawful attorney-in-fact to exercise such extension or renewal options in the name, place and stead of Borrower for the sole purpose of effecting such extension or renewal, provided that Lender shall have the right but not the obligation to exercise such extension or renewal options.

     6. Successors and Assigns. This Assignment shall be binding upon Borrower and its heirs, representatives, successors and assigns and shall inure to the benefit of Lender and its heirs, representatives, successors and assigns.

     IN WITNESS WHEREOF, this Assignment has been duly exercised the day and year first above written.

BORROWER:                            LENDER:
--------                             ------

_______________, a ______________    BOSTON CHICKEN, INC., a Delaware
                                     corporation



By:                                   By:
   ----------------------------          -----------------------------------
 Name:                                 Name:
      -------------------------             --------------------------------
 Its:                                  Its:
     --------------------------            ---------------------------------


STATE OF _____________________     )
                                   ) SS
COUNTY OF ____________________     )


     Personally appeared before me, a Notary Public in and for the County and State,____________, known personally by me and acknowledged by me to be on the date of execution, the ____________ of _____________, a corporation, and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of _________, 19__.


                                      -------------------------------
                                      Notary Public

My Commission Expires:


----------------------

STATE OF COLORADO        )
                         ) SS
COUNTY OF JEFFERSON      )


     Personally appeared before me, a Notary Public in and for the County and State, ________, known personally by me and acknowledged by me to be on the date of execution, the ____ of Boston Chicken, Inc., a Delaware corporation, and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of _______, 19__.



                                               --------------------------------
                                               Notary Public

My Commission Expires:


--------------------

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________

                                  EXHIBIT "H"
                                  -----------

                        COLLATERAL ASSIGNMENT OF LEASE
                        ------------------------------


     FOR VALUE RECEIVED, the undersigned ("Assignor") hereby assigns, transfers and sets over unto BOSTON CHICKEN, INC., a Delaware corporation ("Assignee") all of Assignor's right, title and interest as tenant in, to and under that certain Franchise Lease dated ________________, 19___, between BC Real Estate Investments, Inc., as landlord, and Assignor, as tenant (the "Lease"), respecting premises demised by the Lease, commonly known as _______________, and legally described on Exhibit "A" attached hereto and made a part hereof (the "Demised Premises"). This Assignment is for collateral purposes only and except as specified herein, Assignee shall have no liability or obligation of any kind whatsoever arising from or in connection with this Assignment or the Lease unless Assignee shall take possession of the Demised Premises pursuant to the terms hereof and shall assume the obligations of Assignor thereunder.

     Assignor represents and warrants to Assignee that it has full power and authority to so assign the Lease and its interest therein and that Assignor has not previously, and is not obligated to, assign or transfer any of its interest in the Lease or the Demised Premises.

     Upon a default by Assignor under the Lease or under the Boston Chicken, Inc. Franchise Agreement for a Boston Market Unit, between Assignee and Assignor (the "Franchise Agreement"), or in the event of a default by Assignor under any document or instrument securing said Franchise Agreement, Assignee shall have the right and is hereby empowered to take possession of the Demised Premises, expel Assignor therefrom, and, in such event, Assignor shall have no further right, title or interest in the Lease or the Demised Premises and shall remain liable to Assignee for all past due rents and other charges, agreements and obligations set forth in the Lease which Assignee shall be required to pay to Landlord or perform to effectuate the assignment contemplated hereunder.

THIS DOCUMENT PREPARED BY
AND AFTER RECORDING MAIL TO:

Boston Chicken, Inc.
14103 Denver West Parkway
P.O. Box 4086
Golden, Colorado 80401-4086
Attention:  Real Estate Services Department

     Assignor agrees that it will not suffer or permit any surrender, termination, amendment or modification of the Lease without the prior written consent of Assignee. Throughout the term of the Franchise Agreement, Assignor agrees that it shall elect and exercise all options to extend the term of or renew the Lease not less than thirty (30) days prior to the last day that said option must be exercised, unless Assignee otherwise agrees in writing. Upon failure of Assignee to otherwise agree in writing, and upon failure of Assignor to so elect to extend or renew the Lease as aforesaid, Assignor hereby appoints Assignee as its true and lawful attorney-in-fact to exercise such extension or renewal options in the name, place and stead of Assignor for the sole purpose of effecting such extension or renewal, provided that Assignee shall have the right but not the obligation to exercise such extension or renewal options.

Dated this ____ day of              ASSIGNOR:
_______________, 19__.

                                    __________________________________
Witness:

__________________________          By:_______________________________

                                      Name:___________________________

__________________________            Title:__________________________


STATE OF ___________   )

COUNTY OF __________   )


     Personally appeared before me, a Notary Public in and for the County and State,_________, known personally by me and acknowledged by me to be on the date of execution, the______of_______, a________corporation, and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of________, 19__.



                                                    ___________________________
                                                    Notary Public

My Commission Expires:


____________________

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________

                                  EXHIBIT "I"
                                  -----------

                         MEMORANDUM OF FRANCHISE LEASE
                         -----------------------------

     THIS MEMORANDUM OF FRANCHISE LEASE (this "Memorandum") is made and entered into as of the ____ day of __________, 19___, by and between BC Real Estate Investments, Inc., a Delaware corporation ("Landlord"), with an address at 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086, and ____________________________, a __________ corporation ("Tenant"), with an address at ____________________________________________________________________
________________________________________________________




                              W I T N E S S E T H:
                              - - - - - - - - - -

     WHEREAS, Landlord is the fee owner of certain premises (the "Demised Premises") situated in __________, ___________ County, ___________, and legally described on Exhibit A attached hereto and made a part hereof; and

     WHEREAS, Landlord and Tenant have entered into a certain Franchise
Lease dated __________________________, 19____ (the "Lease") for a Boston Market
Unit located at the Demised Premises; and

     WHEREAS, Landlord and Tenant desire to enter into this Memorandum which is to be recorded in order that third parties may have notice of the rights of Landlord and Tenant under the Lease and of the existence of the Lease.

     NOW THEREFORE, Landlord, for and in consideration of the rents to be paid and the obligations to be performed by Tenant as provided in the Lease, does hereby demise and lease unto Tenant and Tenant does hereby take and hire, upon and subject to the conditions expressed in the Lease, the Demised Premises, and state and agree as follows:

THIS DOCUMENT PREPARED BY
AND AFTER RECORDING MAIL TO:

BC Real Estate Investments, Inc.
14103 Denver West Parkway
P.O. Box 4086
Golden, Colorado  80401-4086
Attention: Real Estate Services Department

     1. The recitals set forth above shall be incorporated into this Memorandum by this reference as if such recitals were written at length in this Memorandum.

     2. Landlord and Tenant executed and delivered the Lease as of the date set forth in the recitals set forth above. Copies of the Lease are being held by both Landlord and Tenant at their respective addresses stated above. Capitalized terms unless otherwise defined herein shall have the meanings given to them in the Lease.

     3. The Term shall commence on the earlier to occur of (i) the date on which Tenant first opens the Demised Premises for business to the public or (ii) the date which is two (2) months after the Delivery Date (the "Commencement Date"); provided, however, if the Demised Premises are open for business to the public on the Delivery Date, then the Commencement Date shall be the Delivery Date.

     4.  The Term shall expire on the date which is the day before the fifteenth
(15th) anniversary of the date of the Franchise Agreement (the "Expiration Date"), unless the Term shall be extended or earlier terminated in accordance with the Lease.

     5. Tenant has one option under the Lease to renew the Term of the Lease for a Renewal Term of five (5) years.

     6. Tenant has collaterally assigned its interest in the Lease to Boston Chicken, Inc. and any transfer by Tenant of its interest in the Lease shall be subject to said collateral assignment until and unless said collateral assignment is released by Boston Chicken, Inc. Landlord has consented to said collateral assignment.

     7. All of the terms, conditions, provisions and covenants of the Lease are incorporated in this Memorandum by reference as though written at length herein and the Lease and this Memorandum shall be deemed to constitute a single instrument or document. The rights and obligations of the parties hereto shall be construed solely by reference to the provisions of the Lease and in the event of any conflict between the provisions of the Lease and those of this Memorandum, the provisions of the Lease shall control.

     8. All notices given pursuant to the Lease must be in writing and given in accordance with Section 24.1 of the Lease.

     9. This Memorandum is only intended to provide notice of the existence of the Lease and Tenant's leasehold estate and shall not be deemed to amend any of the terms of the Lease.

     10. This Memorandum shall inure to the benefit of and be binding upon Landlord and Tenant and their respective successors and assigns.

     IN WITNESS WHEREOF, Landlord and Tenant have executed this Agreement as of the day and year first above written.

Dated this ________ day             TENANT:
of ________________, 19___.
                                    _______________________________________

Witness:


______________________________      By:____________________________________

                                       Name:_______________________________

______________________________         Title:______________________________


Dated this ________ day             LANDLORD:
of _______________, 19____.
                                    BC REAL ESTATE INVESTMENTS,
                                    INC., a Delaware corporation

Witness:


______________________________      By:____________________________________

                                       Name:_______________________________

______________________________         Title:______________________________

STATE OF COLORADO        )
                         )
COUNTY OF JEFFERSON      )

     Personally appeared before me, a Notary Public in and for the above County and State, _________________________________, known personally by me and acknowledged by me to be on the date of execution, _________________________ of BC Real Estate Investments, Inc., a Delaware corporation, and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of _____________ 19____.


                                            ____________________________________
                                            Notary Public

My Commission Expires:

__________________________



STATE OF ____________    )
                         )
COUNTY OF ___________    )

     Personally appeared before me, a Notary Public in and for the above County and State, __________________________________, known personally by me and acknowledged by me to be on the date of execution, the ___________________ of ____________________, a _______________ corporation, and he/she executed the foregoing for and on behalf of said Corporation by authority of its Board of Directors.

     Witnessed by hand and this notarial seal, this ____ day of _____________ 19___.



                                            ____________________________________
                                            Notary Public

My Commission Expires:

__________________________

                                             LOCATION:  ________________________

                                         STORE NUMBER:  ________________________

                                  EXHIBIT "J"
                                  -----------

                          GUARANTY OF FRANCHISE LEASE
                          ---------------------------

     In order to induce BC Real Estate Investments, Inc., a Delaware corporation ("Landlord") to execute that certain Franchise Lease dated _________________, 19____ (the "Lease") with ________________________________, a ____________
corporation ("Tenant"), the undersigned does hereby absolutely and unconditionally guarantee the full performance and observance of all the covenants, conditions and agreements provided to be performed and observed by Tenant in said Lease, including, without limitation, the prompt payment of the Base Annual Rent and all additional Rent (as such terms are defined in the Lease) and all other amounts provided in said Lease to be paid by Tenant.

     The undersigned hereby waives notice of non-payment, non-performance or non-observance, and all other notices and all proof or demands.

     Further, the undersigned expressly agrees that its obligations hereunder shall not be terminated, affected or impaired by reason of the granting by Landlord of any indulgences to Tenant or by reason of the assertion against Tenant of any of the rights or remedies reserved to Landlord pursuant to the provisions of said Lease or by the release of Tenant from any of Tenant's obligations under said Lease by operation of law or otherwise, the undersigned hereby waiving all suretyship defenses. The undersigned further covenants and agrees that this Guaranty shall remain and continue in full force and effect as to any renewal, modification or extension of the Lease whether or not the undersigned shall have received any notice of or consented to such renewal, modification or extension.

     The undersigned further agrees that his liability hereunder shall be primary, and that in any right to action which shall accrue to Landlord under the Lease, Landlord, may at its option, proceed against the undersigned and Tenant, jointly and severally, and may proceed against the undersigned without having commenced any action or having obtained any judgment against Tenant.

     It is agreed that the failure of Landlord to insist in any one or more instances upon strict performance or observance of any of the terms, provisions or covenants of the Lease or to exercise any right therein contained shall not be construed or deemed to be a waiver or relinquishment for the future of such term, provision, covenant or right, but the same shall continue and remain in full force and effect. Receipt by Landlord of rent or other payments with knowledge of the breach of any provision of the Lease shall not be deemed a waiver of such breach.

     No assignment or other transfer of the Lease, or any interest therein, shall operate to extinguish or diminish the liability of the undersigned hereunder.

     In the event that the obligations of Tenant under the Lease have been guaranteed by another guarantor or other guarantors, the obligations of the undersigned and such other guarantor or guarantors under the respective guaranties shall be joint and several.

     IN WITNESS WHEREOF, this Guaranty is executed this _____ day of ______________, 19___.


                                            ____________________________________
Witness:

____________________________________        By: ________________________________
                                                Name: __________________________
____________________________________            Title: _________________________

                                  EXHIBIT M-1
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------


                 SPECIAL PURPOSES ADDENDUM TO FRANCHISE LEASE
                 --------------------------------------------


                                     M-1-1

                                                                       LOCATION:
                                                                      STORE NO.:

                           SPECIAL PURPOSES ADDENDUM
                               TO FRANCHISE LEASE

     THIS SPECIAL PURPOSES ADDENDUM TO FRANCHISE LEASE (this "Addendum"), effective as of ____________________ (the "Effective Date") is attached to and made part of that certain Franchise Lease by BC REAL ESTATE INVESTMENTS, INC., a Delaware corporation (the "Landlord") and __________________________________ a
_____________________________________ (the "Tenant") (which Franchise Lease together with all rights, renewals, options, extensions, modifications, amendments, substitutions and replacements herein or hereinafter made is collectively referred to as the "Lease") demising the property more particularly described on Exhibit "A" attached hereto and made a part hereof (the "Demised Premises"). Capitalized terms contained herein and not otherwise defined shall have the same meanings assigned to them in the Lease. In the event of a conflict or ambiguity between the terms and conditions of this Addendum and the terms and conditions of the Lease, the terms and conditions of this Addendum shall govern and control.

                              W I T N E S S E T H

     WHEREAS, Landlord and Tenant wish to modify and amend the Lease in order to clarify (a) the obligations of Tenant to construct a Boston Market Unit on the Demised Premises and (b) the formula for calculating Base Annual Rent under the Lease and the terms and conditions under which Base Annual Rent shall be due and payable thereunder.

     NOW, THEREFORE, in consideration of the considerations set forth in the Lease, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned Landlord and Tenant hereby agree as follows:

     I. CONSTRUCTION OF BOSTON MARKET UNIT. Notwithstanding anything contained in the Lease to the contrary in the event a Boston Market Unit is not yet open to the general public at the Demised Premises as of the Commencement Date, Tenant shall, subject to reimbursement by Landlord as hereinafter set forth, construct and open said Boston Market Unit in accordance with and as required by the terms and conditions of the Lease, this Addendum, the Franchise Agreement and the current announced construction policies and procedures of Franchisor. Funding by Landlord of the cost and expense of developing and constructing said Boston Market Unit shall be subject to and in accordance with the Franchise Agreement, the Lease and this Addendum. Construction of said Boston Market Unit shall be in compliance with all applicable governmental laws, codes, ordinances, rules and regulations and shall be commenced and completed in accordance with the Franchise Agreement and Lease. Tenant shall be solely responsible for and have control over construction means, methods, techniques, sequences and procedures and for coordinating all portions of such construction and neither Landlord nor Franchisor shall have any responsibility therefor. Tenant shall also be solely responsible for the design of the Building and all other matters related to the design, development and construction of the Demised Premises and the preparation of approved Design Specifications (as defined in the Franchise Agreement). Tenant acknowledges that any design materials, plans, specifications and documents furnished to Tenant by Landlord or Franchisor and any review by Landlord or Franchisor of Tenant's design materials, plans and specifications shall be for the purpose of ensuring a uniform appearance for Boston Market Units, and neither Landlord nor Franchisor shall have any responsibility for nor any liability in connection with Tenant's design materials, plans and specifications. Notwithstanding anything contained in the Lease to the contrary, in the event Tenant does not complete construction of said Boston Market Unit and open for business to the general public within two (2) years from the Effective Date hereof, either party hereto may terminate the Lease by sending written notice to the other.

     II. BASE ANNUAL RENT. Notwithstanding anything contained in the Lease to the contrary, Base Annual Rent shall be calculated, due and payable as follows:

          A. General Formula. The formula for calculating Base Annual Rent shall consist of the sum of the following components:

               1. "Building Rent", consisting of eleven (11%) percent of all construction and development costs incurred by Tenant and/or Landlord and approved by Landlord or Franchisor in developing and building a Boston Market Unit on the Demised Premises, including without limitation construction costs, review, permit and connection fees, utility costs, cost of materials, attorneys', consultants', architects', surveyors' and engineers' fees, soil and environmental testing and remediation costs, title insurance premiums and costs, brokerage commissions and any other so-called "soft costs" incurred by Tenant and/or Landlord in developing and constructing a Boston Market Unit on the Demised Premises;

               2. "Ground Rent", consisting of eleven (11%) percent of Landlord's cost of acquiring title to the Demised Premises as shown on Landlord's closing statement therefor; and

               3.   "Real Estate Fee", consisting of $2,750.00 per year.

          B. Properties upon which a Boston Market Unit is Operating as of the Effective Date hereof.

               In the event a Boston Market Unit is operating on the Demised Premises as of the Effective Date, the Commencement Date of the Lease and the date Base Annual Rent shall become due and payable shall be the Effective Date and Base Annual Rent shall be determined by the sum of the Building Rent, Ground Rent and Real Estate Fee components.
          Base Annual Rent shall be increased by fifteen (15%) percent every five Lease Years as of the fifth (5th), tenth (10th) and fifteenth
          (15th) anniversaries of the Commencement Date of the Lease.

          C. Properties upon which a Boston Market Unit is not open as of the Effective Date hereof.

               In the event Landlord owns the Demised Premises as of the Effective Date hereof but a Boston Market Unit is not yet open for business to the general public, the Commencement Date of the Lease shall be the date that is the earlier of (i) sixty (60) days from the Effective Date or (ii) the date upon which a Boston Market Unit opens for business to the general public on the Demised Premises, at which time the Ground Rent and Real Estate Fee components of the Base Annual Rent shall become due and payable. The Building Rent component of Base Annual Rent shall thereafter become due and payable under the Lease upon the later of (x) the date the said Boston Market Unit opens for business to the general public or (y) the date of reimbursement to Tenant by Landlord of the costs of developing and constructing said Boston Market Unit (the "Reimbursement Date"). Notwithstanding the foregoing, in the event the Building Rent component becomes due and payable before Landlord can reasonably determine the final amount of such component, the amount of such Building Rent shall be determined by the books and records of Franchisor as of the Reimbursement Date, in which case Landlord, at its option, may adjust the Building Rent component of the Base Annual Rent at any time within one (1) year of the Commencement Date based upon the final determination by Landlord of the total, final costs comprising such component as reflected on the books and records of Franchisor. Base Annual Rent shall be increased by fifteen (15%) percent every five Lease Years as of the fifth (5th), tenth (10th) and fifteenth (15th) anniversaries of the Commencement Date of the Lease.

          D.   Properties not yet owned by Landlord.

               In the event Landlord has not yet acquired title to the Demised Premises, but either Landlord has an enforceable purchase and sale agreement, or Tenant has such an enforceable purchase and sale agreement that may be assigned to Landlord, Landlord and Tenant agree that Base Annual Rent shall not become payable until closing of the acquisition of the Demised Premises by Landlord, in which case the Commencement Date shall be established as the earlier of (i) sixty
          (60) days after the day of closing or (ii) the date upon which the Boston Market Unit opens for business to the general public on the Demised Premises, at which time Base Annual Rent shall become payable in accordance with Section II(C) above. Thereafter, Base Annual Rent shall be increased by fifteen (15%) percent every five (5) Lease Years as of the fifth (5th), tenth (10th) and fifteenth (15th) anniversaries of the Commencement Date of the Lease. In the event Landlord does not acquire title to the Demised Premises within two (2) years of the Effective Date, Landlord, at its option, may terminate the Lease by sending written notice to Tenant, in which case the Lease shall automatically terminate and Landlord and Tenant shall be released from any and all liability under the Lease occurring after the date of termination.

     III. TERM COMMENCEMENT AGREEMENT. Notwithstanding anything contained in the Lease to the contrary Landlord and Tenant agree that Landlord and Tenant shall not execute a Term Commencement Agreement or Memorandum of Term Commencement Agreement until there has been a final determination of Base Annual Rent by Landlord, at which time the parties agree to execute such documents; provided that the Term Commencement Agreement shall be in the form attached hereto as Exhibit "B" and made a part hereof.

     IN WITNESS WHEREOF, Landlord and Tenant have caused this Addendum to be executed as of the Effective Date.

                                       TENANT:


WITNESSES:                             By:_______________________________
______________________________         Name:_____________________________
______________________________         Its:______________________________
                                       Date:_____________________________


                                       LANDLORD:

                                       BC REAL ESTATE INVESTMENTS, INC.,
                                       a Delaware corporation

WITNESSES:                             By:_______________________________
______________________________         Name:_____________________________
______________________________         Its:______________________________
                                       Date:_____________________________

                                  EXHIBIT "A"


                          [Attach Legal Description]

                                  EXHIBIT "B"

                          TERM COMMENCEMENT AGREEMENT
                          ---------------------------


     THIS AGREEMENT is made and entered into as of, __________________ by and between BC REAL ESTATE INVESTMENTS, INC., a Delaware corporation ("Landlord"), and ___________________________ a _____________________________ ("Tenant").

                              W I T N E S S E T H
                              -------------------

     WHEREAS, Landlord and Tenant have entered into that certain Franchise Lease dated _____________ (the "Lease") for a Boston Market Unit located in __________, ___________ County, ___________; and

     WHEREAS, Landlord and Tenant desire to enter into this Agreement to confirm the Commencement Date, the Expiration Date, the Renewal Terms, Base Annual Rent and other matters set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Landlord and Tenant hereby agree as follows:

     I. Defined Terms. All capitalized terms used in this Agreement but not defined in this Agreement shall have the meanings given to such terms under the Lease.

     II. Confirmation of Term and Rent. Landlord and Tenant each acknowledge, agree and confirm the following:

          A.   The Commencement Date is ________________;

          B.   The Expiration Date is _________________;

          C. Tenant first opened the Demised Premises for business to the general public on ____________________;

          D. Tenant has ______ (__) options to renew the Lease of five (5) years each;

          E.   The Demised Premises contains __________ square feet of space;

          F. Base Annual Rent (consisting of finally determined Building Rent, Ground Rent and Real Estate Fee components) under the Lease shall be as follows:

          SEE ATTACHMENT "1", attached hereto and made a part hereof.

          G. All Rent, including Base Annual Rent, Real Estate Taxes and Impositions, if any, and all other charges, costs, rents and assessments set forth in the Lease became due and payable as of _____________.

     III. Conclusive Evidence. For purposes of the Lease, this Agreement shall be conclusive evidence of the information contained in this Agreement.

     IN WITNESS WHEREOF, Landlord and Tenant have executed this Agreement as of the date first above written.

                              TENANT:


WITNESSES:                    By:_________________________________
_______________________       Name:_______________________________
_______________________       Its:________________________________
                              Date:_______________________________


                              LANDLORD:

                              BC REAL ESTATE INVESTMENTS, INC.,
                              a Delaware corporation

WITNESSES:                    By:_________________________________
_______________________       Name:_______________________________
_______________________       Its:________________________________
                              Date:_______________________________

                                ATTACHMENT "1"


                              [base annual rent]

                                  EXHIBIT M-2
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------


                               THIRD PARTY LEASE
                               -----------------

                                     M-2-1

                                                                 Lease No. _____
                                                                [STREET ADDRESS]
                                                                   [CITY, STATE]

                                LEASE AGREEMENT

     THIS LEASE AGREEMENT is made and entered into as of _____________, 199__, by and between:

          (i) CAPTEC NET LEASE REALTY, INC., a Michigan corporation, whose address is 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, P.O. Box 544, Ann Arbor, Michigan 48106-0544 ("Landlord"), and

          (ii) [TENANT NAME], a  [TENANT ENTITY], whose address is
          ____________________________________
          ____________________________________ ("Tenant").


                              W I T N E S S E T H:
                              -------------------

     Landlord leases to Tenant and Tenant rents from Landlord the following described Premises including all improvements and structures located thereon, whether now existing or hereafter constructed, at [STREET ADDRESS OF PREMISES] and being legally described in Exhibit "A" attached hereto and made a part hereof, including all heating, air conditioning, ventilating, plumbing, electrical and mechanical systems, and utilities now or hereafter in place, together with all rights and privileges in and about the Premises as may be necessary or convenient to Tenant's business inclusive of all easements benefitting the Premises and all rights, easements and appurtenances belonging or appertaining to the Premises and all improvements and all right, title and interest of Landlord in and to any and all roads, streets, alleys and public and private rights of ways bounding the Premises (the "Premises").

     The following additional stipulations are hereby declared to be covenants of this Lease and shall, unless otherwise expressly stated, be applicable at all times throughout the term of this Lease and any extension or renewal thereof:

     1. DEFINITIONS. For purposes of this Lease, the following terms are hereby defined to mean:

     "Annual Rent" shall mean the minimum annual rent payable under this Lease as set forth in Paragraph 2 of this Lease and as set forth in the Rent Addendum attached hereto.

     "Commitment Letter" shall mean that certain Commitment Letter dated April 15, 1996 by and between Landlord and Boston Chicken, Inc. ("BCI"), and accepted by BCI on April 18, 1996.

     "Effective Date" shall mean the first date set forth at the beginning of this Lease.

     "Landlord" shall mean Captec Net Lease Realty, Inc., a Michigan corporation, its successors and assigns.

     "Lease" shall include any and all amendments hereto, if any, entered into from time to time hereafter.

     "Lease Year" shall mean that twelve (12) month period during the term or any option commencing on the Effective Date or the anniversary thereof as may be applicable; provided, however, that if the Effective Date is a day other than the first day of a calendar month, then the first Lease Year shall include that period of time from the Effective Date up to the first day of the next calendar month and the following twelve (12) month period and any subsequent Lease Year shall commence on the first day of the next calendar month following the Effective Date.

     "Partial Lease Year" shall mean a portion of a calendar year and shall be any period during the continuance of this Lease which does not begin on January 1st, but ends on December 31st; or begins on January 1st, but does not end on December 31st.

     "Rent Commencement Date" shall mean the Effective Date of this Lease.

     "Percentage Rent" shall have the meaning set forth in the Rent Addendum attached hereto.

2.   TERM AND RENT

     A. The term of this Lease shall begin on the Effective Date hereof and shall expire on a date fifteen (15) years thereafter unless previously terminated or renewed or extended as provided herein.

3. ALTERATIONS AND IMPROVEMENTS, INVESTMENT TAX CREDIT, MECHANIC'S LIENS, LANDLORD'S DISCLAIMER

     A. Tenant shall be permitted to install, use on and about, and remove from the Premises at any time and from time to time all trade fixtures, equipment and other personal property which are not a component of the building located or to be located on the Premises, all of which at all times shall remain the property of Tenant with the right of removal. Trade fixtures shall be defined to include: (1) removable decor items and office equipment; (2) building lettering, signs, sign posts and sign standards; (3) unattached food and customer service equipment; and (4) food and customer service equipment attached to the building by bolts and screws and/or by utility connections, including without limitation walk-in refrigerators and freezers, remote refrigeration systems, exhaust systems and hoods. Tenant shall have the right to make any additions, alterations, changes and improvements, structural and nonstructural, including but not limited to construction of additional buildings and additions to the then existing buildings, as Tenant shall desire; provided, however, except in the case of repair or maintenance

(i) Tenant shall submit plans of all structural changes to Landlord at least thirty (30) days in advance of the proposed construction commencement date, (ii) if the cost of structural changes exceeds Fifty Thousand and No/100 Dollars ($50,000.00), Tenant shall establish a construction escrow account for such construction pursuant to an escrow agreement and with an escrow agent acceptable and approved by Landlord, and (iii) all such construction shall be completed in a workmanlike manner and in full compliance with all building laws and ordinances applicable thereto, at Tenant's expense. All such additions, alterations, changes and improvements shall be deemed to be a part of the Premises. Notwithstanding the foregoing, Tenant shall have the right to remodel the interior and exterior non-structural components of its improvements, consistent with its national trade dress, without obtaining Landlord's prior written consent.

     B. Landlord hereby grants Tenant the right and privilege of applying for and receiving all investment tax credits, if any, under the Internal Revenue Code which may be available with respect to its equipment and trade fixtures.

     C. Tenant shall not do or suffer anything to be done whereby the Premises, or any part thereof, may be encumbered by a mechanic's lien or similar lien, and, if, whenever and as often as any mechanic's lien or similar lien is filed against the Premises, or any part thereof, purporting to be for or on account of any labor done, materials or services furnished in connection with any work in or about the Premises, done by, for or under the authority of Tenant, or anyone claiming by, through or under Tenant, Tenant shall discharge the same of record within thirty (30) days after service upon Tenant of notice of the filing thereof; provided, however, Tenant shall have the right to remove the lien by bonding same in accordance with applicable law and to contest any such lien; provided that Tenant shall diligently prosecute any such contest, at all times effectively staying or preventing any official or judicial sale of the Premises under execution or otherwise, and, if unsuccessful, satisfy any final judgment against Tenant adjudging or enforcing such lien or, if successful, procuring record satisfaction or release thereof.

     D. Any personal property, equipment, furniture, inventory, trademarked items, signs, decorative items, counters, shelving, showcases, mirrors and other movable trade fixtures installed in or on the Premises by Tenant, including, but not limited to, walk-in coolers, exhaust hoods, sinks and preparation areas ("Tenant's Property") shall remain the property of Tenant. Landlord agrees that Tenant shall have the right, at any time or from time to time, to remove any and all of Tenant's Property. Tenant, at its expense, shall immediately repair any damage occasioned by the removal of Tenant's Property and upon expiration or earlier termination of this Lease, shall leave the Premises in a neat and clean condition, normal wear and tear excepted. Tenant shall pay before delinquency all taxes, assessments, license fees and public charges levied, assessed or imposed upon its business operation in the Premises as well as upon Tenant's Property. If any such items of property are assessed with property of Landlord, then such assessment shall be equitably divided between Landlord and Tenant.

From time to time, some or all of Tenant's Property may be financed or owned by someone other than Tenant. To the extent that any of Tenant's Property is financed or owned by someone other than Tenant, Landlord agrees that such Tenant's Property is not Landlord's property no matter how the same is affixed to the Premises or used by Tenant and agrees to recognize the rights of the lender, owner, secured creditor or lessor ("Secured Party") of Tenant's Property. Landlord hereby waives any claim arising by way of any Landlord's lien (whether created by statute or by contract) or otherwise with respect to Tenant's Property and agrees, if confirmation of said waiver is requested by Tenant or Secured Party, to promptly sign and deliver to any such Secured Party a waiver of any lien Landlord may have on Tenant's Property ("Landlord's Lien Waiver"). If said confirmation is requested by Tenant or Secured party, Landlord agrees to execute and deliver Landlord's Lien Waiver within fifteen (15) days from Tenant's or Secured Party's request therefore or Landlord shall have conclusively deemed to have granted confirmation of Landlord's Lien Waiver thereafter and Landlord agrees that Tenant and any Secured Party may thereafter rely thereon and Landlord shall be estopped from raising any claim of lien on Tenant's Property. Landlord also agrees that all of Tenant's Property that is not subject to an interest from Secured Party shall be the property and remain the property of Tenant or Tenant's assignee or transferee no matter how the same is affixed to the Premises. Upon the request of Tenant, Landlord shall execute an Estoppel/Waiver Agreement confirming the above in the form attached as Exhibit 1 hereto.

     E. Landlord acknowledges that any plans or specifications of Tenant and Tenant's and BCI's trademarks and service marks, including, without limitation, "Boston Market" are the sole property of Tenant and/or BCI, as the case may be, and Landlord shall not have any rights to same.

4.   DESTRUCTION OF PREMISES; INSURANCE

     A. If the Premises are damaged or destroyed by fire, flood, tornado or other element, or by any other casualty and such damage or destruction does not occur within the last twenty-four (24) months of the original or of any extended or renewed term of this Lease, or the provisions of subparagraph 4(F) do not apply, this Lease shall continue in full force and effect and Tenant shall, as promptly as possible, restore, repair or rebuild the Premises to substantially the same condition that they were in before their damage or destruction. Tenant shall for this purpose use all, or such part as may be necessary, of the insurance proceeds received from insurance policies carried on the Premises
under the provision of subparagraph 4(B) hereinbelow.   Subject to subparagraph
4(F) below, if such insurance proceeds are not sufficient to pay such costs, Tenant shall pay such deficit.

     B. Tenant, at its expense and as additional rent hereunder, shall throughout the term of this Lease and any extension or renewal thereof, keep the building and other permanent improvements on the Premises insured against loss or damage from those perils covered under an "all risk" insurance policy (including earthquake and flood insurance, where applicable) for the full replacement cost thereof, with a deductible not to exceed $10,000.00. Tenant shall provide Landlord with copies of such policies or certificates of such coverage which shall name Landlord and any mortgagee designated by Landlord as loss payees (exclusive of Tenant's equipment, fixtures and other personal property) thereunder and shall provide that all losses shall be payable as herein provided. All such policies of insurance shall provide that the policies shall not be canceled or coverage reduced by the insuring company or companies without thirty (30) days prior written notice being given to Landlord (provided, however, if such insuring company or companies are unwilling to give at least thirty (30) days prior written notice, as aforesaid, without obtaining a special endorsement and/or paying an additional fee, then a shorter period, not less than ten (10) days, shall be permitted, it being understood that any failure of Tenant to comply with the requirements hereunder shall not constitute a "Default" unless and until Landlord gives notice to Tenant in accordance with the provisions of subparagraph 15(A)(v)); and that all insurance proceeds shall be paid by check made payable to the order of Landlord, Landlord's mortgagee (if any), Tenant and Tenant's subtenant (if any), as their respective interests may appear. Such policy or policies of insurance may also cover loss or damage to equipment, fixtures and other personal property and improvements removable by Tenant at the end of the term hereof. Insurance proceeds applicable to equipment, fixtures and other personal property are to be paid solely to Tenant. In the event Tenant subleases the Premises, Tenant shall have the right to cause its subtenant to carry the insurance coverage required under this subparagraph 4(B), and to the extent the subtenant does so, Tenant shall not be required to provide evidence that it is maintaining such coverage; however, Tenant shall not be relieved of any obligation or responsibility under this subparagraph 4(B).

     C. Tenant shall maintain, at its own expense and as additional rent, public liability insurance (including coverage related to serving food and beverages, and if alcoholic beverages are served in the Premises, appropriate liability coverage related thereto) covering the Premises and the business conducted thereon, for the joint benefit of and insuring Tenant and Landlord, with coverage of not less than $1,000,000.00 per occurrence, with additional umbrella coverage in an amount not less than $20,000,000.00 per occurrence (with a deductible not to exceed $10,000.00). Tenant shall maintain, at its own expense and as additional rent, rental value insurance covering risk of loss due to the occurrence of any of the hazards insured against under Tenant's "all risk" insurance and providing coverage in an amount sufficient to permit the payment of rents payable under this Lease for a period of not less than six (6) months, but Tenant shall not be required to maintain rental insurance coverage in excess of $250,000.00. All such policies of insurance or certificates thereof shall provide that the insurance policies shall not be canceled or the coverage reduced without at least thirty (30) days prior written notice being given to Landlord (provided, however, if such insuring company or companies are unwilling to give at least 30 days prior written notice, as aforesaid, without obtaining a special endorsement and/or paying an additional fee, then a shorter period, not less than ten (10) days, shall be permitted, it being understood that any failure of Tenant to comply with the requirements hereunder shall not constitute a "Default" unless and until Landlord gives notice to Tenant in accordance with the provisions of subparagraph 15(A)(v)). A copy of the policy or certificate of such insurance shall be delivered to Landlord and shall be issued by a company or companies licensed to do business in the state where the Premises are located. From time to time and at least thirty (30) days prior to the expiration of any insurance policy required by the terms of this Section 4, Tenant shall furnish to Landlord a renewal certificate of insurance evidencing a continuation of the insurance coverages required by this Section. In the event Tenant subleases the Premises, Tenant shall have the right to cause its subtenant to carry the insurance coverage required under this subparagraph 4(C), and to the extent the subtenant does so, Tenant shall not be required to provide evidence that it is maintaining such coverage; however, Tenant shall not be relieved of any obligation or responsibility under this subparagraph 4(C).

     D. Tenant shall maintain, at its own expense and as additional rent, rental value insurance covering risk of loss due to the occurrence of any of the hazards insured against under Tenant's "all risk" insurance and providing coverage in an amount sufficient to permit the payment of rents payable under this Lease for a period of not less than six (6) months, but Tenant or any subtenant (if applicable) shall not be required to maintain rental insurance coverage in excess of $250,000.00. All such policies of insurance or certificates thereof shall provide that the insurance policies shall not be canceled or the coverage reduced without at least thirty (30) days prior written notice being given to Landlord (provided, however, if such insuring company or companies are unwilling to give at least thirty (30) days prior written notice, as aforesaid, without obtaining a special endorsement and/or paying an additional fee, then a shorter period, not less than ten (10) days, shall be permitted, it being understood that any failure of Tenant to comply with the requirements hereunder shall not constitute a "Default" unless and until Landlord gives notice to Tenant in accordance with the provisions of subparagraph 15(A)(v)). A copy of the policy or certificate of such insurance shall be delivered to Landlord and shall be issued by a company or companies licensed to do business in the state where the Premises are located. From time to time and at least thirty (30) days prior to the expiration of any insurance policy required by the terms of this Section 4, Tenant shall furnish to Landlord a renewal certificate of insurance evidencing a continuation of the insurance coverages required by this Section. In the event Tenant subleases all or any portion of the Premises, Tenant shall have the right to cause its subtenant to carry the insurance coverage required under this subparagraph 4(D), and to the extent the subtenant does so, Tenant shall not be required to provide evidence that it is maintaining such coverage; however, Tenant shall not be relieve of any obligation or responsibility under this subparagraph 4(D).

     E. All insurance companies shall be selected by Tenant and shall be rated A minus (A-) or better by A.M. Best & Company, and shall be acceptable to Landlord in Landlord's reasonable discretion.

     F. Notwithstanding anything to the contrary contained in this Lease, should the Premises be damaged or destroyed by any of the foregoing described casualties, or by any other casualty within the last twenty-four (24) months of the original term or of any extended or renewed term of this lease, to the extent that they are untenantable or unsuitable, in Tenant's reasonable opinion for continued use in the normal conduct of Tenant's business, or the cost to repair or reconstruct the Premises shall exceed the insurance proceeds available by at least $50,000.00, provided Tenant is in compliance with the insurance provisions of this Paragraph 4, and Tenant is not the proximate cause of the refusal of the insurance company to cover an otherwise compensable loss, Tenant shall have the right, exercisable by written notice to Landlord given within thirty (30) days after the date of such damage or destruction, of terminating this Lease effective upon the date of such damage or destruction. If Tenant terminates this Lease as thus provided Landlord shall be entitled to all of the insurance proceeds on the building up to the amount paid for originally by Landlord with respect to the building, but not to the proceeds of insurance carried by Tenant on its fixtures, equipment and other personal property. If Tenant defaults in its obligation to carry insurance in the form and amount required under subparagraph 4(B) or is the proximate cause of the refusal of the insurance company to cover an otherwise compensable loss, then Tenant shall be obligated to pay toward said reconstruction or to Landlord if this Lease is canceled, but prior thereto, the difference between the amount actually covered and the amount required to be covered under this paragraph.

5.   MAINTENANCE AND REPAIR

     A. Tenant shall maintain the Premises and all buildings and improvements thereon (interior and exterior, structural and otherwise) in good order and repair and, subject to Tenant's termination of this Lease as provided in Paragraph 6(A), return the Premises and all buildings and improvements thereon at the expiration of the term of this Lease (or any extension thereof) in as reasonably as good condition as when received, ordinary wear and tear excepted.

     B. Tenant agrees that Landlord shall have no obligation under this Lease to make any repairs or replacements (including the replacement of obsolete components) to the Premises or to make any alteration, addition, change, substitution or improvement thereof or thereto, whether structural or otherwise. The terms "repair" and "replacement" include the replacement of any portion of the Premises which have outlived their useful life during the term of the Lease (or any extensions thereof). The parties intend that the rent received by Landlord shall be free and clear of any expense to Landlord under this Lease for the construction, care, maintenance (including common area maintenance charges and charges accruing under easements or other agreements relating to the Premises), operation, repair, replacement, alteration, addition, change, substitution and improvement of or to the Premises or any component thereof. Upon the expiration or earlier termination of this Lease, Tenant shall remain responsible for, and shall pay to Landlord, any cost, charge or expense for which Tenant is otherwise responsible for hereunder attributable to any period (prorated on a daily basis) prior to the expiration or earlier termination of this Lease.

6.   CONDEMNATION

     A. In the event that the whole or any material part of the building comprising a portion of the Premises or such a material portion of the land (for purposes hereof, "material" shall mean a taking of any portion of the restaurant building on the Premises or more than 20% of the parking area) shall be taken during the term of this Lease or any extension or renewal thereof for any public or quasi-public use under any governmental law, ordinance, regulation or by right of eminent domain, or shall be sold to the condemning authority under threat of condemnation or if any material access to the adjacent roadways from the existing or comparable curb cuts shall be taken (any of such events being hereinafter referred to as a "taking"), Tenant shall have the option of terminating this Lease as of the earlier of the date title to such property passes to the governmental authority, or the date the governmental authority shall take possession of the Premises. Notwithstanding anything to the contrary contained herein, Tenant shall not have the right to terminate this Lease by reason of eminent domain unless Tenant cannot, after using its reasonable best efforts, replace the building, parking or other facilities which were taken with facilities which are reasonably equivalent and in compliance with all governmental laws, ordinances, statutes, codes, rules, regulations, approvals and agreements and Tenant is able to secure all permits and approvals to reconstruct the building parking and other facilities on the Premises by using
(i) the remainder of the Premises not taken by eminent domain, or (ii) any parking or other rights available to Tenant under any easements over adjoining parcels, or (iii) by using condemnation proceeds to acquire such facilities on or over adjacent property; provided the same are acceptable to Tenant in its reasonable discretion for the continued operation of its business on the Premises. Notwithstanding anything herein to the contrary, if a portion of the Premises is taken or condemned during the last two (2) years of the primary term of this Lease, or the last two (2) years of any renewal period thereafter, which renders the Premises unsuitable for continued use as contemplated by this Lease, in the reasonable judgment of Tenant, then Tenant shall have the right to terminate this Lease solely upon thirty (30) days written notice to Landlord, which shall include a detailed explanation of the nature of the unsuitability of the Premises.

     B. In the event of any taking which does not give rise to an option to terminate or in the event of a taking which does give rise to an option to terminate and Tenant does not elect to terminate, Landlord shall make its award available to Tenant and Tenant shall, to the extent of the award from such taking (which word "award" shall mean the net proceeds after deducting expenses of any settlement, or net purchase price under a sale in lieu of condemnation) promptly restore or repair the Premises and all improvements thereon (except the items which Tenant is entitled to remove) to the same condition as existed immediately prior to such taking insofar as is reasonably possible. Such restoration may conform to the Tenant's then current use of the Premises and identification thereof. If the estimated cost of restoration or repair shall exceed the amount of Landlord's award, Tenant shall pay the amount of such excess. The award and any excess shall be held in trust and used for the purpose of such restoration or repair. A just and proportionate part of the Annual Rent payable hereunder shall be abated from the date of such taking until ten (10) days after Tenant has restored same and thereafter the Annual Rent shall be reduced in proportion to the reduction in the then rent value of the Premises after the taking in comparison with the rent value prior to the taking. If the award shall exceed the amount spent to effect such restoration, repair or replacement, such excess shall unconditionally belong to Landlord and shall be paid to Landlord.

     C. In the event of any partial taking where this Lease is not terminated, Tenant shall not be entitled (except for use in reconstruction) to any part of the compensation or award given Landlord for the taking of the fee of the Premises, but Tenant shall have the right to recover from the condemning authority such compensation as is specifically awarded to Tenant (i) to reimburse Tenant for any cost which Tenant may incur in removing, altering and/or replacing Tenant's trade fixtures, equipment and other personalty, and
(ii) for loss of business.

     D. If this Lease is terminated by reason of a taking then Landlord shall be entitled to receive the entire award in any such condemnation or eminent domain proceedings or purchase in lieu thereof, provided, however, Tenant shall be entitled to receive any award specifically made to reimburse Tenant for the loss of its leasehold interest, relocation expenses, and for loss of business and Tenant's property.

7.   TAXES AND ASSESSMENTS

     A. During the original term and all renewals or extensions of this Lease, Tenant, as additional rent, shall pay and discharge, prior to their becoming delinquent all taxes attributable to rent and the Premises including but not limited to (i) all real estate ad valorem taxes levied or assessed against the Premises, the buildings and improvements thereon, including without limitation, assessments for public improvements made after the commencement of this Lease,
(ii) all personal property ad valorem taxes levied or assessed against Tenant's trade fixtures, equipment and personal property used in or about the Premises,
(iii) all sales and use tax imposed on rent payable hereunder from time to time by state law or any other governmental entity (excluding state, local, and federal income, estate, gift and inheritance taxes), and (iv) all payments in lieu of taxes; provided, however, in the event any special assessment taxes shall be levied or assessed against the Premises which are payable or may be paid in installments, Tenant shall be required to pay only such installments as shall become due and payable during the term of this Lease. Tenant shall have the right to contest such taxes in good faith provided Tenant posts such security as is necessary to prevent the imposition of a lien upon the Premises. Taxes for the first and last years of the term of this Lease (or any extended term) shall be prorated based on the payment date which would provide the maximum discount.

     B. Upon written request of Landlord, Tenant shall deliver to Landlord within thirty (30) days after the last day for payment (without penalty or interest) of the taxes, assessments and other levies on the Premises, photostatic copies of the receipts showing payment thereof.

     C. During the original term and all renewals or extensions of this Lease, Tenant shall be responsible for the performance and observance of all of the terms, conditions and obligations, of (i) Landlord, arising under all covenants, conditions, restrictions, easements and other matters of record (excluding any mortgages, deeds of trust or other encumbrances made by Landlord) affecting the Premises, as of the Effective Date of this Lease, and (ii) sublessor arising under any existing sublease of the Premises, and shall indemnify, defend and hold Landlord harmless from and against any violation or breach thereof. Additionally, in the event of any such sublease, it is the intention of the parties hereto that this Lease supplant any existing master lease of the Premises.

8.   COMPLIANCE, UTILITIES, SURRENDER

     A. Tenant at its expense will promptly comply with all governmental requirements, restrictions, easements or other matters of record, whether or not compliance therewith shall require structural changes in the Premises; will procure and maintain all permits, licenses and other authorizations required for the use of the Premises or any part thereof then being made and for the lawful and proper installation, operation and maintenance of all equipment and appliances necessary or appropriate for the operation and maintenance of the Premises. Tenant shall indemnify and save Landlord harmless from all expenses and damages by reason of any notices, orders, violations or penalties filed against or imposed upon the Premises, or against Landlord as owner thereof, because of Tenant's failure to comply with this Paragraph.

     B. Tenant shall pay all charges for heat, water, gas, sewage, electricity and other utilities used or consumed on the Premises and shall contract for the same in its own name. Landlord shall not be liable for any interruption or failure in the supply of any such utility service to the Premises.

     C. Tenant shall peacefully surrender possession of the Premises, the buildings and other improvements thereon, to Landlord at the expiration, or earlier termination, of the original term or any extended or renewed term of this Lease, subject to Tenant's right to remove Tenant's Property as provided herein.

9. QUIET ENJOYMENT. Landlord covenants and warrants that Landlord has full power and authority to enter into this Lease, and that Tenant shall have and enjoy full, quiet and peaceful possession of the Premises, their appurtenances and all rights and privileges incidental thereto during the term hereof and any renewals or extensions, subject to the provisions of this Lease and any title exceptions or defects in existence just prior to the time of the conveyance of the Premises to Landlord. Landlord shall make no material change, alteration, or addition to the Premises that would in any way affect access to or from the Premises, or the visibility of the Premises or diminish the parking area or in any other way adversely affect Tenant's operation of its business on the Premises; provided, however, that any change, alteration or addition required by a governmental body or resulting from a condemnation shall not be deemed to be a violation of the foregoing covenant.

10. OPTION TO RENEW Tenant shall have five (5) successive five (5) year options to extend this Lease for up to an additional twenty-five (25) years upon the same terms, covenants, conditions and rent as set forth herein provided that Tenant is not in default (beyond any applicable cure period) hereunder at the time it exercises such renewal option. Each such five (5) year option shall be automatic and each party shall be bound by this Lease for such options unless Tenant gives Landlord written notice at least one hundred twenty (120) days prior to the expiration of the term or the immediately preceding option, that Tenant does not intend any further option to occur, in which case the term or the option shall expire at the end of the term or the current option together with the respective rights and obligations of Landlord and Tenant, unless expressly stated to survive the expiration of the term or option.

11. TENANT'S CONDUCT OF BUSINESS. The use of the Premises shall at all times be limited to operation of a Boston Market Restaurant or other restaurant or retail concepts (including multiple branded concepts or other retail purposes) owned and operated by BCI and/or its affiliates or if BCI is the Guarantor of this Lease, is or becomes the Tenant, then for any other restaurant or retail concept, provided such other restaurant or retail concept does not violate any applicable government zoning codes and which is not a noxious or offensive use. The Tenant shall at all times maintain the Premises and operate its business in compliance with all applicable regulations and requirements of all county, municipal, state, federal and other governmental authorities, which are now in force or which are enacted during the term of this Lease. Except as provided otherwise herein, the Tenant shall be required to continuously operate its business at the Premises except for cessation due to damage, destruction, strikes, Acts of God, remodeling or repair, or due to and in accordance with the terms of Paragraph 6 of this Lease.

LEASES GUARANTEED BY BCI

Nothing herein shall be construed as an obligation for Tenant to open or operate its business in the Premises, and Tenant shall have the right to remove Tenant's Property from the Premises and cease operations in the Premises at any time and at Tenant's sole discretion. However, the right to cease to operate its business shall not affect Tenant's obligation to pay all amounts due under the Lease and to perform all covenants and obligations thereunder except the covenant to operate a business at the Property. Provided however, that if the Premises is subject to a recorded agreement which permits a third party to purchase the Premises in the event that operations cease for some length of time, and the Premises is then purchased by the third party holding such repurchase right or its designee, then prior to or simultaneously with such purchase, BCI shall either substitute another Premises pursuant to Paragraph 36 herein, or at BCI's election, BCI may pay to Landlord the difference between the purchase price paid by the third party and the purchase price which would be paid had [BCI] [Tenant] purchased the Premises pursuant to the Option to Purchase.

LEASES NOT GUARANTEED BY BCI

Tenant may cease operations for any reason for a period not to exceed one hundred eighty (180) days, excluding periods required as a result of casualty, condemnation, force majeure, remodeling, and rebuilding, which shall not be included in the calculation of the one hundred eighty (180) day period. Further, at Tenant's election, rather than reopen its business on the Premises, Tenant may, subject to repurchase rights, elect substitution as provided in Paragraph 36 herein. Provided however, that if the Premises is subject to a recorded agreement which permits a third party to purchase the Premises in the event that operations cease for some length of time, and the Premises is then purchased by the third party, holding such repurchase right or its designee, then prior to or simultaneously with such purchase, BCI shall either substitute another Premises pursuant to Paragraph 36 herein, or at BCI's election, BCI may pay to Landlord the difference between the purchase price paid by the third party and the purchase price which would be paid had [BCI] [Tenant] purchased the Premises pursuant to the Option to Purchase.

12. COLLATERAL ASSIGNMENT OF LEASE. If Boston Chicken, Inc. or any successor in interest (referred to in this Lease as "BCI") is not the Tenant hereunder, then the Tenant shall collaterally assign this Lease to BCI. Landlord hereby consents to the collateral assignment of this Lease to BCI, a lender or an affiliate or related entity of BCI, or any entity which is a party to a merger, consolidation or acquisition of substantially all of the assets of or with Tenant or BCI in accordance with that certain Collateral Assignment of Tenant's Rights in Lease attached hereto as Exhibit 2 (the "Collateral Assignment") and, if requested by Tenant, Landlord agrees to execute any documents evidencing Landlord's consent to such assignment, provided such documents are acceptable in form and substance to Landlord.

13. LANDLORD'S CONSENT TO RESPONSIBILITIES. In order to preserve BCI's rights in connection with Landlord's consent to the Collateral Assignment, Landlord agrees and Tenant consents as follows:

     A. To provide BCI a duplicate, in writing, of any notices of default provided to Tenant by Landlord; and

     B. That BCI shall have the right, but shall not be obligated, to cure any default by Tenant under the Lease within Tenant's cure period under the Lease, or within thirty (30) days after the expiration of Tenant's cure period under the Lease, provided that prior to the expiration of Tenant's cure period under the Lease, BCI notifies Landlord in writing that BCI intends to cure such default;

     C. That Landlord agrees that if BCI shall take possession of the Premises and confirm to Landlord the assumption of the Lease by BCI as tenant thereunder, Landlord shall recognize BCI as the tenant under the Lease, provided that BCI cures any default by Tenant under the Lease within any applicable cure period and further provided that Tenant shall not thereby be released of and from its obligations under this Lease; and

     D. That BCI shall have the absolute right, subject to the provisions of Paragraph 17 of this Lease, to assign, sublet or otherwise transfer its right, title, estate and interest in the Lease and all its interest arising therefrom to any entity affiliated with BCI or any licensee or franchisee of BCI.

14. FRANCHISE AGREEMENT. Landlord acknowledges and agrees that the Premises may be used for the operation of a Boston Chicken/Market Unit in accordance with the terms of a Boston Chicken, Inc. Franchise Agreement to be entered into between BCI and Tenant (the "Franchise Agreement"). If BCI does not exercise its right of first refusal to purchase the assets of Tenant's Boston Chicken/Market Unit under the terms of the Franchise Agreement, the Tenant agrees, at Tenant's sole expense, to make such modifications and alterations, including removal of all distinctive physical and structural features associated with the trade dress of

Boston Chicken/Market Units, as may be necessary to distinguish the Premises so clearly from its former appearance and from other Boston Chicken/Market Units as to prevent any possibility that the public will associate the Premises with Boston Chicken/Market Units and any confusion created by such association.
(Such modifications and alterations shall include, but not be limited to, removing or covering the distinctive decor and color scheme on all walls, counters, fixtures and furnishings, as well as the exterior identifying features of the Premises.) If Tenant fails to immediately make such modifications, alterations and/or removals, Landlord and Tenant agree that BCI or its designated agents may, upon ten (10) days prior written notice to Landlord, enter the Premises to make such modifications, alterations and/or removals, at Tenant's expense, and that such entry and actions by BCI shall not constitute a breach of this Lease. It is expressly acknowledged and agreed by Landlord and Tenant that BCI shall have the right to obtain the remedy of specific performance or other injunctive relief in order to enforce the provisions of this section and that BCI has no adequate remedy available at law for any breach of this section. Landlord acknowledges and agrees that BCI is a third-party beneficiary of this Lease.

15.  DEFAULT

     A. If any one or more of the following events occur, said event or events shall hereby be classified as a "Default":

          (i) If Tenant shall make an assignment for the benefit of creditors or file a petition, in any federal or state court, in bankruptcy, reorganization, composition, or make an application in any such proceedings for the appointment of a trustee or receiver for all or any portion of its property.

          (ii) If any petition shall be filed under federal or state law against Tenant in any bankruptcy, reorganization, or insolvency proceedings, and said proceedings shall not be dismissed or vacated within thirty (30) days after such petition is filed.

          (iii) If a receiver or trustee shall be appointed under federal or state law for Tenant, or any guarantor of Tenant's obligations hereunder, for all or substantially all of the property of either of them, and such receivership or trusteeship shall not be set aside within thirty (30) days after such appointment.

          (iv) If Tenant fails to pay Annual Rent, Percentage Rent, any additional rent, or any other charges required hereunder when the same shall become due and payable, and such failure continues for fifteen (15) days after receipt by Tenant of written notice from Landlord.

          (v) If Tenant shall fail to perform or observe any other term, condition, covenant, agreement, or obligation of this Lease, and such failure continues for thirty (30) days after receipt by Tenant of written notice from Landlord (except that such thirty (30) day period shall be automatically extended for such additional period of time as is reasonably necessary to cure such Default, if such Default cannot be cured within such period, provided Tenant is in the process of diligently curing the same).

     B. Upon the happening of any one or more of the aforementioned Defaults, Landlord shall have the right, in addition to any other rights and remedies, to:

          (i) Re-enter the Premises with process of law and take possession of the same and expel or remove Tenant and all other parties occupying the Premises, without terminating this Lease, and at any time and from time to time relet the Premises or any part thereof for the account of Tenant, for such term, upon such conditions and at such rent as Landlord may deem proper. In such event, Landlord may receive and collect the rent from such reletting and apply it against any amounts due from Tenant hereunder (including, without limitation, such expenses as Landlord may have incurred in recovering possession of the Premises, placing the same in good order and condition, altering or repairing the same for reletting, and all other expenses, commission and charges, including reasonable attorney and paralegal fees whether or not judicial proceedings are filed, including on appeal, which Landlord may have paid or incurred in connection with such repossession and reletting). Landlord may execute any lease made pursuant hereto in Landlord's name or in the name of Tenant, as Landlord may see fit, and the lessee thereunder shall be under no obligation to see to the application by Landlord of any rent collected by Landlord, nor shall Tenant have any right to collect any rent thereunder. Whether or not the Premises are relet, Tenant shall pay to Landlord all amounts required to be paid by Tenant up to the date of Landlord's reentry, and thereafter Tenant shall pay to Landlord until the end of the term hereof, the amount of all rent and other charges required to be paid by Tenant hereunder, less the proceeds of such reletting as provided above. Such payments by Tenant shall be due at such times as are provided elsewhere in this Lease, and Landlord need not wait until the termination of this Lease to recover them by legal action or otherwise. Landlord shall not be deemed to have terminated this Lease or the liability of Tenant for the total rent hereunder, by any reentry or other act, unless Landlord shall give Tenant written notice of Landlord's election to terminate this Lease.

          (ii) Terminate this Lease by giving written notice to Tenant of Landlord's election to so terminate, reenter the Premises with process of law and take possession of the same, and expel or remove Tenant and all other parties occupying the Premises. In such event, Landlord shall thereupon be entitled to recover from Tenant:

               (a) the amount of any unpaid rent which had been earned at the time of such termination with interest at the rate of twelve percent (12%) per annum; plus

               (b) the present value of the amount by which (i) the unpaid rent which would have been earned after termination until the time of award, exceeds
(ii) the amount of such rental loss Tenant proves could have been reasonably avoided; plus

               (c) the present value of the amount by which (i) the unpaid rent for the balance of the term after the time of award, exceeds (ii) the amount of such rental loss that Tenant proves could be reasonably avoided; plus

               (d) the reasonable attorney and paralegal fees and costs (whether or not judicial proceedings are involved, including on appeal) incurred by Landlord in enforcing the covenants and conditions of this Lease or in connection with Tenant's failure to perform its obligations under this Lease, together with all other amounts provided or described elsewhere in this Lease.

As used in subsections (b) and (c) above, the "present value" is computed by using the discount rate of ten and one-half percent (10.50%) per annum.

     C. The rights and remedies of Landlord set forth herein shall be in addition to any other right and remedy now or hereinafter provided by law, and all such rights and remedies shall be cumulative. No action or inaction by Landlord shall constitute a waiver of a Default, and no waiver of Default shall be effective unless it is in writing, signed by the Landlord.

     D. If Tenant is delayed or prevented from performing any of its obligations under this Lease by reason of strike, lockouts, labor troubles, failure of power, rights, insurrection, war, acts of god, or any other cause beyond Tenant's control, the period of such delay or such prevention shall be deemed added to the time period herein provided for the performance of any such obligation by Tenant.


16. HOLDING OVER. In the event Tenant remains in possession of the Premises after the expiration of this Lease, without executing a new lease, Tenant shall occupy the Premises as a tenant from month to month subject to all the terms hereof, but such possession shall not limit Landlord's rights and remedies by reason thereof nor constitute a holding over.


17.  ASSIGNMENT AND SUBLETTING.

     A. Tenant shall have the full and free right to sublet, assign, or otherwise transfer its interest in this Lease and the Premises to BCI or a subsidiary of BCI and BCI shall have the further full and free right from time to time to sublet, assign, or otherwise transfer its interest in this Lease so assigned, to a licensee, franchisee or any parent or operating subsidiary of BCI or a corporation or other entity with which Tenant or BCI may merge, consolidate or sell all or a substantial portion of its assets or stock, without Landlord's approval, written or otherwise subject to the consent of BCI in its sole discretion; provided however, that the use of the Premises shall comply with the requirements of Paragraph 11 hereof and provided further, that the party merging, consolidating or purchasing the assets or stock of Tenant or BCI shall execute and deliver to Landlord a full unconditional guaranty of the obligations of Tenant or BCI (as the case may be). Tenant shall not otherwise sublet, assign, or otherwise transfer its interest in this Lease without first obtaining Landlord's prior written consent subject to the consent of BCI in its sole discretion, which shall not be unreasonably withheld, conditioned or delayed, provided the Premises is used for restaurant or other retail purposes which do not violate any applicable governmental zoning codes, and which are not noxious or offensive uses. A noxious or offensive use, for purposes of this Lease, shall be defined to mean a dance hall, bar serving alcoholic beverages, off-track betting business, billiard or pool hall, bingo parlor, massage parlor, video game arcade, blood bank, night club, or adult book or adult video rental store (which are defined as stores in which any part of the inventory is not available for sale or rental to children under eighteen (18) years old, because such inventory explicitly deals with or depicts human sexuality).

     B. Notwithstanding the foregoing, if BCI becomes Tenant under this Lease or is the Guarantor under the Lease, then BCI and Tenant shall have the full free right to sublet, assign or otherwise transfer its interest in this Lease, without first obtaining the prior written consent of Landlord but subject to the consent of BCI in its sole discretion, so long as Tenant remains fully liable for Tenant's obligations and BCI remains liable as Guarantor and the Premises is used for a restaurant or retail purpose, which does not violate any applicable governmental zoning codes, and is not a noxious or offensive use (as defined above), and provided further that the use of the Premises shall comply with the requirements of Paragraph 11 hereof.

     C. In the event of any subletting or assignment to a party not affiliated with BCI or Tenant which results in increased rental paid by non-affiliated party to BCI or Tenant, then one-half (1/2) any such increase shall be paid to Landlord after BCI first recovers its actual reasonable costs incurred in obtaining a new tenant and preparing the Premises for the sublessee or assignee.

     D. The Landlord may assign its rights under this Lease without Tenant's consent in connection with a transfer of the Premises to an affiliate of Landlord, and in such event, BCI's right of first refusal under this Lease shall not apply to such assignment and transfer.

     E. Prior to any assignment allowed hereunder, Tenant shall deliver to Landlord (i) a copy of the assignment documents, and the name, address and telephone number of such assignee, and (ii) a new insurance policy and binder complying with the terms of this Lease and naming such assignee as the tenant of the Premises. Notwithstanding anything herein to the contrary, in the event of any assignment of this Lease or subletting of the Premises, Tenant shall not be released from its obligations under this Lease unless specifically released by virtue of a separate written instrument executed by Landlord, which may be withheld in Landlord's sole discretion.

     F. Landlord shall have the right without limitation (subject to the Option to Purchase and First Right of Refusal to Purchase and Lease Agreement between Landlord and BCI) to sell, convey, transfer or assign its interest in the Premises or its interest in this Lease, and upon such conveyance being completed all covenants and obligations of Landlord under this Lease accruing thereafter shall cease, but such covenants and obligations shall run with the land and shall be binding upon the subsequent landlord or owners of the Premises or of this Lease.


18.  LEASEHOLD MORTGAGE

     A. Tenant may mortgage, collaterally assign or otherwise encumber any interest that Tenant has in this Lease or in the improvements located on the Premises ("Mortgage") as security for an indebtedness ("Debt"). Landlord agrees to execute such documentation requested by any such mortgagee (the "Mortgagee") and Tenant acknowledging Mortgagee has certain rights to Tenant's interest in the Premises or in improvements located on the Premises.

     B. If a Mortgagee notifies Landlord of the execution of a Mortgage and names the place for service of notice upon Mortgagee, then:

          (i) Landlord will give to any Mortgagee, simultaneously with service on Tenant, notices of all demands made by Landlord on Tenant and no such notice to Tenant shall be effective as to Mortgagee unless a copy is so served upon Mortgagee.

          (ii) Mortgagee shall have the privilege of performing any of Tenant's covenants, curing any defaults by Tenant, and exercising any election, option or privilege conferred upon Tenant by the terms of this Lease, provided Tenant has irrevocably appointed Mortgagee to do so.

          (iii) Landlord shall not terminate this Lease or Tenant's right of possession for any default of Tenant if, within a period of thirty (30) days after the expiration of the period of time within which Tenant might cure such default, such default is cured or caused to be cured by Mortgagee or, if within a period of thirty (30) days after the expiration of the period of time within which Tenant might cure such default, Mortgagee diligently commences to cure such default.

          (iv) No liability for the payment of Rent or the performance of any of Tenant's covenants and obligations of this Lease shall attach to or be imposed upon any Mortgagee, while not in possession of the Premises, all such liability being hereby expressly waived by Landlord.


19.  SUBORDINATION, NON-DISTURBANCE, ATTORNMENT, ESTOPPEL CERTIFICATE

     A. Upon written request of the holder of any mortgage (which term "mortgage" shall also include deeds of trust) now or hereafter relating to the Premises, Tenant will subordinate its rights under this Lease to the lien thereof and to all advances made or hereafter to be made upon the security thereof, and Tenant shall execute, acknowledge and deliver an instrument to effect such subordination; PROVIDED, HOWEVER, as a condition of all such subordinations, the holder of such mortgage shall be first required to agree with Tenant that, notwithstanding the foreclosure or other exercise of rights under any such first or other mortgage, Tenant's possession and occupancy of the Premises and the improvements and its leasehold estate shall not be disturbed or interfered with nor shall Tenant's rights (including, without limitation, its rights to the proper application of any insurance proceeds or condemnation award as provided herein) and obligations under this Lease be altered or adversely affected thereby so long as Tenant is not in default (beyond any applicable cure period) hereunder. As a further condition to all such subordinations, the holder of such mortgage shall be first required to execute a non-disturbance agreement, and Landlord will ensure that its lender provides a non-disturbance agreement to Tenant in substantially the form attached hereto as Exhibit "B".

     B. Notwithstanding anything set out in subparagraph (A) above to the contrary, in the event the holder of any such mortgage elects to have this Lease be superior to its mortgage, then upon Tenant's being notified to that effect by such encumbrance holder, this Lease shall be deemed prior to the lien of said mortgage, whether this Lease is dated prior or subsequent to the date of said mortgage, and Tenant shall execute, acknowledge and deliver an instrument, effecting such priority.

     C. In the event proceedings are brought for the foreclosure of, or in the event of the exercise of the power of sale under any mortgage made by Landlord covering the Premises, or in the event of delivery of a deed in lieu of foreclosure under such a mortgage Tenant will attorn to the purchaser upon any such foreclosure or sale and recognize such purchaser as Landlord under this Lease, and upon the request of the purchaser, Tenant shall execute, acknowledge and deliver an instrument evidencing such attornment, provided such purchaser agrees not to disturb Tenant and executes a non-disturbance agreement substantially in the form attached hereto as Exhibit "B".

     D. Each party agrees, within seven (7) days after written request by the other, to execute, acknowledge and deliver to and in favor of any proposed mortgagee, BCI, lender to tenant or purchaser of the Premises, an estoppel certificate stating, among other things (i) whether this Lease is in full force and effect, (ii) whether this Lease has been modified or amended and, if so, identifying and describing any such modification or amendment, (iii) the date to which rent and other charge has been paid, and (iv) whether the party furnishing such certificate knows of any default on the part of the other party or has any claim against such party and, if so, specifying the nature of such default or claims.

     E. Upon written demand by the holder of any mortgage covering the Premises, Tenant shall forthwith execute, acknowledge and deliver an agreement in favor of such encumbrance holder, by the terms of which Tenant will agree to give prompt written notice to such encumbrance holder in the event of any casualty damage to the Premises or in the event of any default on the part of Landlord under this Lease declared by Tenant, and will agree to allow such encumbrance holder a reasonable length of time after notice to cure or cause the curing of such default before exercising Tenant's rights under this Lease, or terminating or declaring a default under this Lease.


20. COOPERATION. Landlord shall fully cooperate with Tenant throughout the term of this Lease to secure or maintain proper zoning, building and other permits and compliance with all applicable laws and Landlord shall execute all such petitions, requests and the like as Tenant shall reasonably request for such purposes, provided, however, Tenant shall reimburse Landlord for its reasonable cost (including the fees of any engineer or attorney engaged by Landlord to review Tenant's request) incurred in doing so.

21. NOTICES. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be delivered to the person to whom the notice is directed, either in person with a receipt requested therefor, or sent by a recognized overnight carrier service for next-day delivery, or by United States Certified Mail, Return Receipt Requested, postage prepaid, and addressed to the parties at their respective addresses set forth below.


     If to Landlord:  Captec Net Lease Realty, Inc.
                      24 Frank Lloyd Wright Drive
                      Lobby L, 4th Floor
                      P.O. Box 544
                      Ann Arbor, Michigan 48106-0544
                      Attention:  Senior Vice President, Administration

     with copy to:    Miller, Canfield, Paddock and Stone, P.L.C.
                      101 N. Main Street, 7th Floor
                      Ann Arbor, Michigan 48104
                      Attention:  David N. Parsigian, Esq.

     If to Tenant:    [TENANT NAME]
                      [TENANT ADDRESS]
                      Attention:____________________________

     with copy to:    Boston Chicken, Inc.
                      14103 Denver West Parkway
                      Post Office Box 4086
                      Golden, Colorado 80401-4086
                      Attention:  Legal Services

Any party may change its address for notices by written notice in like manner as provided in this Paragraph and such change of address shall be effective seven
(7) days after the date notice of such change of address is given. Notice for purposes of this Lease shall be deemed given three (3) business days after it shall have been deposited in the mail by the party who is giving such notice with sufficient postage prepaid.

22. INDEMNIFICATION. Tenant does hereby indemnify and exonerate Landlord against and from all liabilities, losses, obligations, damages, penalties, claims, costs, charges and expenses, including reasonable architects' and attorneys' fees, which may be imposed upon or asserted against or incurred by Landlord by reason of any of the following occurring (excluding Landlord's willful or negligent acts):

     A. any work or thing done in respect of construction of, in or to the Premises or any part of the improvements now or hereafter constructed on the Premises (other than work by Landlord);

     B. any use, possession, occupation, operation, maintenance or management of the Premises or any part hereof;

     C. any failure to, or to properly, use, possess, occupy, operate, maintain or manage the Premises or any part thereof;

     D. the condition, including environmental conditions, of the Premises or any part thereof;

     E. any negligence on the part of Tenant or any of its agents, contractors, servants, employees, licensees or invitees;

     F. any accident, injury or damage to any person or property occurring in, on or about the Premises or any part thereof including any sidewalk adjacent thereto; or

     G. any failure on the part of Tenant to perform or comply with any of the covenants, agreements, terms or conditions contained in this Lease on its part to be performed or complied with.

23. HOLD HARMLESS. Tenant agrees to hold Landlord harmless against any and all claims, damages, accidents and injuries to persons or property caused by or resulting from or in connection with anything in or pertaining to or upon the Premises during the term of this Lease or while the Tenant is occupying the Premises, except if such claim, damage, accident or injury shall be caused by the negligence or willful misconduct of Landlord or its employees or agents. Landlord shall not be liable to Tenant, Tenant's employees, agents, invitees, licensees or any other person whomsoever for any injury to person or damage to property on or about the Premises caused by the negligence or misconduct of the Tenant, its agents, servants or employees or of any other person entering the building under expressed or implied invitation by Tenant or due to any other cause whatsoever, unless caused by the negligence or neglect or willful misconduct of Landlord, its employees or its authorized representatives.

24. CONFIDENTIALITY. Landlord and its agents, representatives, employees, partners, officers and directors will not disclose the subject matter or terms of the transaction contemplated by Lease, including Percentage Rental and gross sales information, without prior written consent to such disclosure from Tenant, which consent may be withheld at Tenant's sole discretion, except to Landlord's agents. Notwithstanding anything to the contrary contained herein, Landlord may, without Tenant's consent, disclose the subject matter or terms of the transaction contemplated by Lease to Landlord's attorneys and other third party consultants, to auditors, regulators and underwriters, to the extent required by law, to the extent the information is available to the public, or in defense of a legal action between Landlord and Tenant. In addition, BCI may disclose this Lease to lenders on other sale/leaseback transactions.

25. LANDLORD'S LIABILITIES. The term "Landlord" as used in this Lease means only the owner from time to time of the Premises. Landlord shall be under no personal liability with respect to any of the provisions of this Lease and if Landlord is in default with respect to its obligations hereunder Tenant shall look solely to the equity of the Landlord in the Premises.

26. SUCCESSORS. The covenants, conditions and agreements contained in this Lease shall bind and inure to the benefit of Landlord and Tenant and their respective heirs, legal representatives, successors and assigns.

27. SATELLITE DISH INSTALLATION. Landlord hereby grants to Tenant and its agents and contractors, at Tenant's sole cost and expense, the right to install, maintain and operate a mast-mounted satellite dish antenna (the "Dish") and related equipment, including cables from the exterior of the roof directly above the restaurant building located on the Premises (the "Building") to equipment inside the Building, necessary to the operation of the Dish, as part of Tenant's integrated satellite business network. Tenant may locate the Dish at or relocate the Dish to some other location on or about the Premises for purposes of adequate reception, subject to appropriate law, codes and regulations.
Tenant shall ensure that the Dish, and each part of it, shall be installed in accordance with all local and building rules of construction and codes. Tenant shall obtain all FCC and other licenses or approvals required to install and operate the Dish. The Dish is and shall remain the property of Tenant or Tenant's assignee, transferee or sublessee, and Landlord and Tenant agree that the Dish is not, and installation of the Dish shall not cause the Dish to become, a fixture pursuant to this Lease or by operation of law. Tenant shall be responsible for the repair and maintenance of the Dish during the term of this Lease, at its sole cost and expense, and upon the termination of this Lease shall remove said Dish and repair any and all damage to the building in which the Dish is located (including, but not limited to, the roof of such building) caused as a result of such removal.

28. ENTIRE AGREEMENT/MEMORANDUM OF LEASE. This Lease contains the entire agreement between the parties hereto and may not be modified in any manner other than in writing signed by the parties hereto or their successors in interest. A short form of this Lease shall be executed by the parties and shall be recorded in the official records of the county where the Premises are located.

29. GENDER. Whenever the context hereof permits or requires, words in the singular may be regarded as in the plural and vice-versa, and personal pronouns may be read as masculine, feminine and neuter.

30. BROKERAGE FEES. It is understood and agreed that neither party has incurred any real estate brokerage fees or commissions arising out of this Lease and each party agrees to hold the other harmless from and against all such fees and commissions incurred, and costs related thereto including legal fees, as a result of its own conduct or alleged conduct.

31. CAPTIONS. The captions of this Lease are for convenience only, and do not in any way define, limit, disclose, or amplify terms or provisions of this Lease or the scope or intent thereof.

32. LANDLORD'S RIGHT TO CURE. In the event Tenant shall fail, refuse or neglect to perform, observe or comply with any term, condition, covenant, agreement or obligation contained in this Lease on its part to be performed or complied with within all applicable cure periods, then the Landlord may, at its sole option, upon giving at least ten (10) days prior written notice (except in the case of emergency, in which case such notice shall not be necessary), enter upon the Premises, if deemed necessary by Landlord in its sole discretion, and/or do whatever may be deemed necessary by Landlord in its sole discretion to cure such failure by Tenant. Tenant shall pay to Landlord within five (5) days of Landlord's request, all costs incurred by Landlord in connection with Landlord's curing of such failure by Tenant including, but not limited to, reasonable attorney and paralegal fees whether or not judicial proceedings are involved, including on appeal. In addition to the above costs, in the event Landlord does not receive payment from Tenant within ten (10) days after the date when due hereunder, interest at the rate of twelve percent (12%) per annum shall be due and payable with respect to such payment from the due date thereof until Landlord receives such payment.

33. ATTORNEY'S FEES. In the event any action or proceeding is commenced with respect to any claim or controversy by the parties hereto arising from the breach, interpretation, or enforcement of this Lease or the exhibits attached hereto, the prevailing party or parties in such action or proceeding shall receive and be entitled to recover from the non-prevailing party, in addition to any and all other relief, all costs and expenses, including reasonable attorney and paralegal fees whether or not judicial proceedings are involved, including on appeal, incurred by it in such action or proceeding.

34. SECURITY ARRANGEMENT. The parties hereto agree and acknowledge that this transaction is not intended as a security arrangement or financing secured by real property, but shall be construed for all purposes as a true lease.

35. NET LEASE. It is the intention of the parties hereto that this Lease is and shall be treated as an absolute triple net lease. Any present or future law to the contrary notwithstanding, this Lease shall not terminate nor shall Tenant be entitled to any abatement, suspension, deferment, reduction (except as expressly provided in Paragraph 6 hereof), or set off with respect to the rent, nor shall the obligations of Tenant hereunder be affected by reason of: any damage to or destruction of the Premises or any part thereof (except as otherwise expressly provided for herein); any taking of any Premises or any part thereof or interest therein by condemnation or otherwise (except as expressly provided in Paragraph 6 hereof); any prohibition, limitation, restriction or prevention of Tenant's use, occupancy or enjoyment of the Premises or any part thereof, or any interference with such use, occupancy or enjoyment by any person (other than Landlord, its agents or employees) or for any other reason (other than a breach of the covenant of quiet enjoyment); any title defect or encumbrance or any matter affecting title to the Premises or any part thereof; any eviction by paramount title or otherwise

(other than a breach of the covenant of quiet enjoyment); the impossibility or illegality of performance by Landlord, Tenant or both; any action of governmental authority (other than under Paragraph 6 hereof); any defect in the condition, quality or fitness for use of the Premises or any part thereof. The parties intend that the obligations of Tenant hereunder shall be separate and independent covenants and agreements and shall continue unaffected unless such obligations shall have been modified or terminated in accordance with an express provision of this Lease.

36. ECONOMIC SUBSTITUTION. In the event that (a) Tenant determines in its reasonable business discretion, exercised in good faith, that the Premises are inadequate or unprofitable for the purposes for which the same are then used pursuant to this Lease or (b) in the event the Premises are rendered untenantable or unsuitable by condemnation or casualty, in Tenant's reasonable opinion, for continued use in the normal conduct of Tenant's business, then Tenant may, at Tenant's option, during the term of this Lease or any extensions thereof, give written notice to the Landlord of its intention to substitute another improved property having a Boston Market restaurant located thereon, which shall have a value no less than the then current value of the Premises as established pursuant to the procedure specified hereinbelow and to receive in exchange the Premises from Landlord. Such other property shall be subject to Landlord's approval, and shall be subject to the approval of any then mortgagee having an interest in the Premises. The terms of the related lease for such substitute property shall be equal or more beneficial to Landlord that as provided in this Lease, except that the term shall be for the then remainder of the term of this Lease. Tenant shall pay all reasonable costs associated with the closing to effect the substitution. Upon Landlord's and any mortgagee's approval of the substitution of the Premises, a closing of title shall take place as soon as reasonably practical thereafter, but in no event later than one hundred eighty (180) days after Tenant is notified that Landlord has approved the substitution; provided that such time period shall be shortened as necessary so as not to trigger repurchase rights created under any recorded instruments which permit a third party to purchase or repurchase the Premises as a result of cessation of business at the Premises. If Landlord rejects the substitution, Landlord shall within ten (10) days provide Tenant, in writing, with its reasons for disapproval.

     For purposes of determining the fair market value of the Premises above, Landlord shall select an appraiser (at its expense) to determine the fair market value of the Premises and Tenant shall also select an appraiser (at its expense) to determine the fair market value of the Premises. If such appraisers cannot agree on the fair market value of the Premises as of the date of Landlord's receipt of written notice of Tenant' intention to substitute the Premises, then the two (2) appraisers shall select a third appraiser (the expense of which shall be shared equally by Tenant and Landlord) to determine such fair market value and the average of the three appraisals shall be conclusively considered to be the fair market value of the Premises. If one party fails to select an appraiser within thirty (30) days after Tenant's election to substitute the Premises has been received by Landlord, and the other party (the "Second Party") does select an appraiser, then the Second Party may notify the First Party that unless First Party has selected an appraiser within ten (10) days following delivery of the said notice to the First Party, the Second Party's appraisal shall be deemed to represent the fair market value of the Premises.

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed the day and date first above written.

WITNESSES:                                  CAPTEC NET LEASE REALTY, INC.


___________________________________         By: ________________________________
Print Name:

                                                    Its: _______________________

___________________________________
Print Name:


                                            [TENANT NAME]


___________________________________         By: ________________________________
Print Name:

                                                    Its: _______________________

___________________________________
Print Name:


STATE OF MICHIGAN      )
                       )ss:
COUNTY OF WASHTENAW    )

     Subscribed and sworn to before me this ___ day of _____________, 199__, by Gary A. Bruder, as Vice President of Captec Net Lease Realty, Inc., a Michigan corporation, on behalf of the corporation.


                                            ____________________________________
                                            Notary Public
                                            Washtenaw County, Michigan
                                            My Commission Expires: _____________



STATE OF _____________ )
                       )ss:
COUNTY OF _________    )

     Subscribed and sworn to before me this ___ day of _____________, 199__, by ________________________, as _______________________________ of [TENANT NAME],
[TENANT ENTITY], on behalf of the _________________________.


                                            ____________________________________
                                            Notary Public
                                            _______________ County, ____________
                                            My Commission Expires: _____________

                                  EXHIBIT "A"

                               LEGAL DESCRIPTION

     Land in the _________ of ____________, County of _____________, State of
______________, and more particularly described as follows:

                                  EXHIBIT "B"



================================================================================
     Recording Requested By And When
     Recorded Return To:

     Battle Fowler LLP
     75 East 55th Street
     New York, New York 10022
     Attention:  Charles J. Hamilton, Jr., Esq.


                        SUBORDINATION, NON-DISTURBANCE
                           AND ATTORNMENT AGREEMENT

                  __________________________________________

                        CAPTEC NET LEASE REALTY, INC.,

                                 [TENANT NAME]

                                      AND

                    CS FIRST BOSTON MORTGAGE CAPITAL CORP.

                  __________________________________________

          Dated:

          Location:

          Relating to Lease No.:
================================================================================

            SUBORDINATION, NON-DISTURBANCE AND ATTORNMENT AGREEMENT
            -------------------------------------------------------


          THIS SUBORDINATION, NON-DISTURBANCE AND ATTORNMENT AGREEMENT (this "Agreement") is made and entered into as of the ____ day of _________, 199 , by and among (i) [TENANT NAME], [TENANT ENTITY] ("Tenant"); (ii) CAPTEC NET LEASE REALTY, INC., a Michigan corporation ("Landlord"); and (iii) CS FIRST BOSTON MORTGAGE CAPITAL CORP., a Delaware corporation ("Lender").

                                  WITNESSETH:
                                  ----------

       WHEREAS, Lender is or may become the holder of a certain mortgage/deed of trust ("Mortgage/Deed of Trust") encumbering that certain parcel of real property and the improvements thereon, commonly known as the Boston Market or the Boston Market/Einstein's Bros. Bagels located at the address noted on the cover page of this Agreement and more particularly described in Exhibit A attached hereto and incorporated herein by this reference (the "Property");

       WHEREAS, Lender and Landlord are (or will be) parties to the Mortgage/Deed of Trust, pursuant to which Landlord financed (or will finance) the Property from Lender; and

       WHEREAS, Landlord and Tenant are parties to that certain Lease, dated _________, 199 (the "Lease"), pursuant to which Tenant leased the Property from Landlord, commencing on __________, 199 .

       NOW, THEREFORE, in consideration for the mutual covenants and agreements contained herein, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

     1. Subordination. The Lease and all of the terms, covenants and provisions thereof and all rights, remedies and options of Tenant thereunder are hereby made, and shall at all times continue to be, subject, junior and subordinate in all respects to the Mortgage/Deed of Trust and to the lien thereof and to all increases, renewals, modifications, spreaders, consolidations, replacements and extensions thereof and to the rights of Lender thereunder and to any and all sums secured thereby, with the same force and effect as if the Mortgage/Deed of Trust and all other such instruments had been executed, delivered and recorded prior to the execution of the Lease.

     2. Non-Disturbance. Should Lender become the owner of the Property, or should the Property be sold by reason of foreclosure, or other proceedings brought to enforce the Mortgage/Deed of Trust which encumbers the Property, or should the Property be transferred by deed in lieu of foreclosure, or should any portion of the Property be sold under a trustee's sale, the Lease shall continue in full force and effect as a direct lease between the then owner of the Property covered by the Mortgage/Deed of Trust and Tenant, upon, and subject to, all

                                      B-2                       Lease No._______
of the terms, covenants and conditions of the Lease for the balance of the term thereof remaining, including any extensions therein provided. Tenant does hereby agree to attorn to Lender or to any such owner as its landlord, and Lender hereby agrees that it will accept such attornment.

     3. Attornment. In the event that Lender or any successors in interest to Lender shall become the owner of the Property by reason of the foreclosure of the Mortgage/Deed of Trust or the acceptance of a deed or assignment in lieu of foreclosure or otherwise, then:

     (a) Tenant shall be bound to Lender, and Lender shall be bound to Tenant, under all of the terms, covenants and conditions of the Lease for the balance of the term thereof remaining, and any extensions or renewals thereof which may be effected in accordance with any option therefor contained in the Lease, with the same force and effect as if Lender were the original landlord under the Lease, except that Paragraph 3(b) below and the other provisions of this Agreement shall modify the Lease, and Tenant does hereby attorn to Lender as its landlord, said attornment to be effective and self-operative without the execution of any further instruments; provided, however, that within ten (10) days after receipt of written request therefor from Lender, Tenant will execute and deliver to Lender any instrument or other documents reasonably requested by Lender to confirm Tenant's attornment to Lender.

     (b) Notwithstanding the foregoing, however, it is agreed that in no event shall Lender:

          (1) be liable for any act or omission of any prior landlord (including Landlord);

          (2) be obligated to cure any defaults of any prior landlord (including Landlord) which occurred prior to the date that Lender succeeded to the interest of such prior landlord under the Lease; provided that from and after the date Lender becomes owner of the Property, Lender shall be obligated to cure any continuing non-monetary default of the landlord under the Lease to the extent such default is capable of being cured by Lender;

          (3) be subject to any offsets or defenses which Tenant may be entitled to assert against any prior landlord (including Landlord) with respect to events occurring prior to the date Lender succeeded to Landlord's interest;

          (4) be bound by any rent or other amounts paid by Tenant to any prior landlord (including Landlord) more than one (1) month in advance of the date that Lender succeeded to the interest of such prior landlord under the Lease; or

                                      B-3                       Lease No._______

          (5) be bound by any amendment or modification of the Lease or any supplemental agreement made without the written consent of Lender (which consent shall not be unreasonably withheld, conditioned or delayed).

     4. Amendments. Tenant shall not, without the prior written consent of Lender (which consent shall not be unreasonably withheld, conditioned or delayed) (a) enter into any agreement amending or modifying the Lease or (b) prepay any of the rents, additional rents or other sums due under the Lease for more than one (1) month in advance of the due date thereof, and any such amendment, modification, or prepayment without the prior written consent of Lender shall not be binding on Lender.

     5. Tenant's Representations and Warranties. Tenant hereby represents and warrants to Lender that as of the date hereof (a) Tenant is the owner and holder of the tenant's interest under the Lease, (b) a true and complete copy of the Lease is annexed hereto and made a part hereof as Exhibit B and the Lease has not been modified or amended, (c) the Lease is in full force and effect and the term thereof commenced on the date set forth in the third recital paragraph on the first page of this Agreement, pursuant to the provisions thereof, (d) the Property has been completed and Tenant has taken possession of the same on a rent paying basis, (e) neither Tenant nor the Landlord is in default under any of the terms, covenants or provisions of the Lease and Tenant to the best of its knowledge knows of no event which but for the passage of time or the giving of notice or both would constitute an event of default by Tenant or the Landlord under the Lease, (f) neither Tenant nor the Landlord has commenced any action or given or received any notice for the purpose of terminating the Lease, (g) all rents, additional rents and other sums due and payable under the Lease have been paid in full and no rents, additional rents or other sums payable under the Lease have been paid for more than one (1) month in advance of the due dates thereof, and (h) there are no offsets or defenses to the payment of the rents, additional rents, or other sums payable under the Lease.

     6. Payment of Rent to Lender. Tenant agrees to pay the rent and any other payments due under the Lease to Lender upon receipt of written notice from Lender that it has succeeded to the interest of Landlord under the Lease, and Landlord agrees that Tenant is entitled to rely conclusively upon such notice without any duty of inquiry.

     7. Limitation on Liability of Lender. There shall be no personal liability on the part of Lender or any officer, director, employee, shareholder or partner of Lender for the performance of the Lease or any covenant or agreement contained therein or in this Agreement. Tenant shall look solely to Lender's estate and interest in the Property, if any, for the satisfaction of every remedy of Tenant for any breach by Lender under the Lease or this Agreement or otherwise arising out of or in connection with the Lease. Tenant agrees that with respect to any money judgment which may be obtained or secured by Tenant against Lender, Tenant shall look solely to the estate or interest owned by Lender in the Property and Tenant will not collect or attempt to collect any such claim out of any other assets of Lender.

                                      B-4                       Lease No._______

     8. Performance by Lender: Conflict. Nothing in this Agreement shall be or be deemed to be an agreement by Lender to perform any obligation of Landlord under the Lease unless and until the Lender acquires the Property, and then only if required to do so by the terms of the Lease, as modified and limited by this Agreement. In the event of any conflict between the terms of this Agreement and the terms of the Lease, the terms of this Agreement shall control.

     9. Notices. Any notice required or permitted to be given hereunder shall be in writing and may be given by personal delivery, certified mail, return receipt requested or by nationally recognized overnight courier service and if given personally or by mail or by courier service, shall be deemed sufficiently given if addressed to the parties at the addresses set forth below. Any party may by notice specify a different address for notice purposes.

          Addresses for Notices:

          To Lender:           CS First Boston Mortgage Capital Corp.
                               55 E. 52nd Street
                               New York, New York 10055
                               Attention:  Laura Goldberg

          To Landlord:         Captec Net Lease Realty, Inc.
                               24 Frank Lloyd Wright Drive
                               Lobby L, 4th Floor
                               P.O. Box 544
                               Ann Arbor, Michigan 48106-0544
                               Attention:  Gary Bruder

          To Tenant:           [TENANT NAME]
                               [TENANT ADDRESS]
                               Attention:  _______________________


     10. Successors and Assigns. This Agreement and each and every covenant and provision contained herein shall be binding upon and shall inure to the benefit of the parties hereto and their respective representatives, successors and assigns.

     11. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the jurisdiction in which the Property is located.

     12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND FREELY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OTHER PARTY HERETO IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

                                      B-5                       Lease No._______

     13. Tenant's Improvements. The Mortgage/Deed of Trust shall not cover or encumber and shall not be construed as subjecting in any manner to the lien thereof any of Tenant's improvements or trade fixtures, furniture, equipment or other personal property at any time placed or installed in the Property. In the event the Property or any part thereof shall be taken for public purposes by condemnation or transfer in lieu thereof or the same are damaged or destroyed, the rights of the parties to any condemnation award or insurance proceeds shall be determined and controlled by the applicable provisions of the Lease.

     14. Non-Joinder of Tenant. Tenant shall not be enjoined as a party/defendant in any action or proceeding which may be instituted or taken by reason or under any default by Landlord in the performance of the terms, covenants, conditions and agreements set forth in the Mortgage/Deed of Trust.


                            [SIGNATURE PAGE FOLLOWS]


                                      B-6                       Lease No._______

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date hereinabove first written.

SIGNED AND ACKNOWLEDGED          TENANT:
                                 ------
IN THE PRESENCE OF:
                                 [TENANT NAME]


_______________________________  By____________________________

_______________________________  Its_____________________________



SIGNED AND ACKNOWLEDGED          LANDLORD:
                                 --------
IN THE PRESENCE OF:
                                 CAPTEC NET LEASE REALTY, INC.

_______________________________  By____________________________

_______________________________  Its_____________________________


SIGNED AND ACKNOWLEDGED          LENDER:
                                 ------
IN THE PRESENCE OF:
                                 CS FIRST BOSTON MORTGAGE
                                 CAPITAL CORP.

_______________________________  By____________________________

_______________________________  Its_____________________________

Drafted By:

Gary A. Bruder
Captec Net Lease Realty, Inc.
24 Frank Lloyd Wright Dr.
Lobby L, 4th Floor
Ann Arbor, MI  48106

STATE OF _________________  )
                         : ss.
COUNTY OF _______________  )

     BE IT REMEMBERED, that on this ___ day of _______, 1996, before me, a notary public of the State of Colorado, personally appeared __________________________, a _________________ of [TENANT NAME], [TENANT
ENTITY], who I am satisfied is the person who signed the within instrument, and thereupon acknowledged that he/she/they has/have been duly authorized to do so, and that they signed, sealed and delivered the within instrument on behalf of the corporation for the uses and purposes therein contained.


                              __________________________________________
                              (signature of notary)

My Commission Expires on:


STATE OF MICHIGAN        )
                         : ss.
COUNTY OF WASHTENAW      )

     BE IT REMEMBERED, that on this ___ day of ___________, 1996, before me, a notary public of the State of Michigan, personally appeared Gary A. Bruder, a Vice President of Captec Net Lease Realty, Inc., a Michigan corporation, who I am satisfied is the person who signed the within instrument, and thereupon acknowledged that he/she/they has/have been duly authorized to do so, and that they signed, sealed and delivered the within instrument on behalf of the corporation, for the uses and purposes therein contained.


                              __________________________________________
                              (signature of notary)

My Commission Expires On:

STATE OF NEW YORK     )
                      : ss.
COUNTY OF NEW YORK    )

     BE IT REMEMBERED, that on this ___ day of ______________, 1996, before me, a notary public of the State of New York, personally appeared __________________________, a __________________ of CS First Boston Mortgage
Capital Corp., a Delaware corporation, who I am satisfied is the person who signed the within instrument, and thereupon acknowledged that he/she/they has/have been duly authorized to do so, and that they signed, sealed and delivered the within instrument on behalf of the corporation, for the uses and purposes therein contained.


                              __________________________________________
                              (signature of notary)

My Commission Expires On:

                                   EXHIBIT A

                               LEGAL DESCRIPTION


     Land in the _________ of ____________, County of _____________, State of
______________, and more particularly described as follows:

                                   EXHIBIT B



             [Copy of the Estoppel Certificate and Lease Attached]



           [Intentionally Omitted from Copy Submitted for Recording.]

                                  EXHIBIT "1"

                           ESTOPPEL/WAIVER AGREEMENT

Address of Property:          [STREET ADDRESS]
                              [CITY, STATE]

Store No.:                 ___________________________

     THIS ESTOPPEL/WAVIER AGREEMENT is made as of the date of execution hereof by the undersigned in favor of General Electric Capital Corporation, for itself and as Agent for certain Participants ("Equipment Lessor").

     Equipment Lessor has entered into, or is about to enter into, a Master Lease Agreement (the "Equipment Lease") with Boston Chicken, Inc. ("Lessee"), pursuant to which the Lessee has leased, or will lease, from Equipment Lessor certain Equipment described in the attached Annex A (such personal property, together with any replacements thereof, the "Equipment"). Some of all of the Equipment is, or will be, located at the Premises described above (the "Premises"). Execution of this Agreement is a condition precedent to Equipment Lessor's obligations under the Equipment Lease.

     The undersigned agrees that: (i) the Equipment is, and shall remain, personal property regardless of the method by which it may be, or becomes, affixed to the Premises; (ii) Equipment Lessor's interest in the Equipment and any proceeds thereof (including, without limitation, proceeds of any insurance therefor) shall be, and remain, subject to the rights and interests of Equipment Lessor (until and unless Equipment Lessor shall formally release or transfer its interest in the Equipment of Lessee); (iii) the undersigned waives and agrees not to assert any lien, claim or interest which the undersigned may now have or hereafter acquire against or in the Equipment by virtue of the undersigned's interest in the Premise; (iv) the undersigned shall not take any action that would affect the Equipment (or the interest of Equipment Lessor therein) or cause the Equipment to be removed from the Premises without giving Equipment Lessor fifteen (15) days' prior written notice of such action (provided, however, that the foregoing shall not restrict the exercise of remedies against Lessee that do not affect the Equipment or the interest of Equipment Lessor therein); (v) Equipment Lessor, and its employees and agents, shall have the right with prior notice, from time to time, to enter the Premises for the purpose of inspecting the Equipment; and (vi) Equipment Lessor, and its employees and agents, shall have the right, upon any default by Lessee under the Equipment Lease, to enter the Premises and remove the Equipment from the Premises provided that Equipment Lessor reimburses the undersigned for any damages actually caused to the Premise by Equipment Lessor, or its employees or agents, during any such removal. The undersigned acknowledges and agrees that Equipment Lessor is relying on this Agreement in providing the financing pursuant to the Equipment Lease, and this Agreement shall be binding upon, and shall inure to the benefit of, the successors and assigns of the undersigned and Equipment Lessor.

                                      1-1

                                   CAPTEC NET LEASE REALTY, INC.


                                   By:__________________________

                                         Its:___________________
Date:_____________________________

Interest in the Premises (check applicable box)

____Owner
____Mortgagee
____Landlord
____Realty Manager

                                      1-2

                                  EXHIBIT "2"

RECORDING REQUESTED BY, AND   LOCATION:  ___________________________
WHEN RECORDED RETURN TO:                 ___________________________

McGlinchey Stafford Lang      STORE NUMBER:         ___________________
A Professional Limited Liability Company
Ninth Floor, One American Place
Baton Rouge, Louisiana  70825
Attention:  S. Jess Sperry, Esquire



        COLLATERAL ASSIGNMENT OF TENANTS RIGHTS IN LEASE
        -------------------------------------------------

     THIS COLLATERAL ASSIGNMENT OF TENANTS RIGHTS IN LEASE (this "Assignment") is made as of ________________, 199_, by [TENANT NAME], ("Borrower"), to BOSTON CHICKEN, INC., a Delaware corporation, ("Lender").


                                  WITNESSETH:

     WHEREAS, Lender now and from time to time hereafter shall make loans, advances and/or financial accommodations to or for the benefit of Borrower pursuant to a certain Secured Loan Agreement (the "Loan Agreement"; terms used herein and not otherwise defined herein shall have the meaning assigned thereto in the Loan Agreement) dated ______________, 199_ between Borrower and Lender;

     WHEREAS, Borrower, as tenant, has entered into that certain lease dated ___________, 199_, with Captec Net Lease Realty, Inc. ("Landlord"); demising the property legally described on Exhibit A ("Premises") attached hereto and made a part hereof (which lease, together with all renewals, extensions, modifications, amendments, substitutions and replacements, all of the Borrowers rights and remedies thereunder, and all proceeds payable under any policy of insurance covering loss resulting from untenantability caused by destruction or damage to the Premises, are hereinafter referred to as the "Lease")

     WHEREAS, the Lease is to be collaterally assigned by Borrower to Lender as additional security for all of Borrowers obligations to Lender arising under or in connection with the Loan Agreement and the other loan documents (the "Liabilities").

     NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                      2-1

     1. The Assignment. In order to induce Lender to make advances under the Loan Agreement and as additional security for the payment of the Liabilities and for the performance and observance of all the agreements contained herein, in the Loan Agreement and in the other loan documents, Borrower does hereby assign, set over, and transfer to Lender, upon the terms and conditions hereinafter contained, a continuing collateral security interest in the Lease, together with all the right, title and interest of Borrower therein and thereto, to have and to hold the same under Lender, its successors and assigns, forever, or for such shorter period as hereinafter may be indicated, as additional security for the payment of the Liabilities and for the performance and observance of all the agreements contained in the Loan Agreement.

     2. Warranties, Representations and Covenants. Borrower hereby covenants, represents, and warrants to Lender and agrees as follows:

          A. At all times, Lender shall have the right to verify the validity, amount of rent and other charges and any other matter relating to the Lease, by mail, telephone, facsimile or otherwise, in the name of Borrower or Lender, all in accordance with the terms and conditions of the Lease.

          B. Unless Lender notifies Borrower in writing that it waives any one or more of the following requirements, Borrower shall: (i) notify Lender, in writing, of any assertion of any defaults, claims, liabilities, offsets and counterclaims under the Lease; and (ii) not permit or agree to any termination, surrender, settlement, amendment or modification of the Lease.

          C. The Lease is in full force and effect; a complete and correct copy of the Lease has been furnished to Lender; Borrower is the lessee under the Lease and has good title and the lawful right to collaterally assign its interest in the same; no other person, firm or corporation has any right, title or interest therein except as expressly set forth herein; and Borrower has not previously sold, assigned, transferred, mortgaged or pledged its interest in the Lease or Premises to any other person or entity.

          D. Borrower has and shall: (i) observe, perform and discharge, duly and punctually, all the obligations, terms, covenants, conditions and warranties of the Loan Agreement, the other loan documents and the Lease, on the part of Borrower to be kept, observed and performed; (ii) give prompt notice to Lender of any failure on the part of Borrower to observe, perform and discharge same;
(iii) appear in and defend any action or proceeding arising under, occurring out of, or in any manner connected with the Lease or the obligations, duties or liabilities of Borrower and/or Landlord thereunder, and upon request of Lender, will do so in the name and behalf of Lender but at the expense of Borrower; and
(iv) pay all costs and expenses of Lender, including reasonable attorneys fees, in any action or proceeding in which Lender may appear hereunder.

          E. Borrower has entered or will enter into occupancy of the Premises in accordance with the terms and conditions of the Lease; to the best of Borrowers knowledge, Landlord is not in default in performing or complying with any of its obligations under the Lease; Landlord has completed, or will complete within the time period provided in the Lease, all improvements required by the terms of the Lease; and the Premises are, or will be within the

                                      2-2
due course of construction completion, open for the use of Borrower, its customers, employees and invitees.

          F. Lender shall not be liable in any way for any injury or damage to person or property sustained by any person or persons, firm or corporation in or about the Premises nor shall Lender by entering into this Assignment assume any additional obligation, duty or liability under the Lease.

          G. Borrower hereby agrees to indemnify and hold Lender harmless of, from and against any and all liability, loss, damage and expense which Lender may or might incur by reason of this Assignment. Should Lender incur any such liability, loss, damage or expense, the amount thereof (including reasonable attorneys' fees) shall be payable by Borrower immediately upon demand, shall bear interest (at the rate due on monies after a default under the terms of the Loan Agreement) from the date of Lender's payment thereof until repaid to Lender, and shall be secured hereby.

          H. The failure of Lender to avail itself of any of the terms, covenants and conditions of this Assignment for any period of time or at any time or times, shall not be construed or deemed to be a waiver by Lender of any of its rights and remedies hereunder. The rights and remedies of Lender under this Assignment are and shall be cumulative and in addition to any and all rights and remedies available to Lender under the Loan Agreement or other loan documents.

          I. Upon payment in full of all of the Liabilities, this Assignment shall become and be void and of no further effect, and Lender shall, upon demand by Borrower, execute a release to be filed of record.

          J. This Assignment was executed and delivered in, and, except as otherwise specifically stated in any given paragraph hereof, shall be governed as to validity, interpretation, construction, effect and in all other respects by the laws and decisions of the State of ___________ without reference to the choice of law.

     3. Power of Attorney. Upon the occurrence of an Event of Default under the terms of the Loan Agreement, Borrower further irrevocably appoints Lender as Borrower's attorney-in-fact to exercise any or all of Borrower's rights in, to, and under the Lease and to do any or all other acts, in Borrower's name or in the Lender's own name, that Borrower could do under the Lease, with the same force and effect as if this Assignment had not been made.

     4. Exercise of Rights. Upon the occurrence of an Event of Default under the terms of the Loan Agreement, Lender, in its sole discretion, may do any one or more of the following, subject to the terms and conditions contained in the
Lease:

          A. Enter upon, take possession of, manage and operate the Premises or any part thereof pursuant to the terms and conditions of the Lease, and Borrower agrees to surrender possession of the same.

                                      2-3                    Lease No.________

          B. If such Event of Default under the Loan Agreement occurs due to Borrower's default under the Lease, Lender may cure any such default under the Lease within the curative times provided in the Lease, or any longer period granted to Lender by Landlord.

          C. Exercise any and all rights and remedies afforded to Lender under the Loan Agreement, the other loan documents and the Uniform Commercial Code and any and/all other applicable provisions of law or equity, including the right to sell Borrower's interest in the Lease at a public or private sale.

     5. Franchise Agreement. Upon a default by Borrower under the Lease or under the Boston Chicken, Inc. Franchise Agreement for a Boston Market Unit, between Lender and Borrower ("Franchise Agreement"), Lender shall have the right and is hereby empowered to take possession of the Premises and any improvements thereon, expel Borrower therefrom, and, in such event, Borrower shall have no further right, title or interest in the Lease and Premises and shall remain liable to Lender for all past due rents and other charges, agreements and obligations set forth in the Lease which Lender shall be required either to pay to Landlord or perform thereunder.

     6. Exercise of Options. Throughout the term of the Franchise Agreement, Borrower agrees that it shall elect and exercise all options to extend the term of or renew the Lease not less than thirty (30) days prior to the last day that said option must be exercised, unless Lender otherwise agrees in writing. Borrower shall send Lender a copy of the notice of exercise concurrently with Borrower's exercise of the option. Upon failure of Lender to otherwise agree in writing, and upon failure of Borrower to so elect to extend or renew the Lease as aforesaid, Borrower hereby appoints Lender as its true and lawful attorney-in-fact to exercise such extensions or renewal options in the name, place and stead of Borrower for the sole purpose of effecting such extension or renewal, provided that Lender shall have the right but not the obligation to exercise such extension or renewal options.

     7. Successors and Assigns. This Assignment shall inure to the benefit of and be binding on Borrower and Lender and the heirs, personal representatives, officers, partners, successors and assigns of each.

     IN WITNESS WHEREOF, this Assignment has been duly exercised the day and year first above written.


BORROWER:                                  LENDER:

[TENANT NAME]                              BOSTON CHICKEN, INC.


By: ________________________________        By: ________________________________


Name: ______________________________        Name: ______________________________


Title: _____________________________        Title: _____________________________


Date: _______________________, 199__        Date: _______________________, 199__



                                      2-4

STATE OF _____________________________

COUNTY OF ___________________________

     On ______________________, before me, the undersigned authority, personally appeared _____________________________ to me well known and known to me to be the individual described in and who executed the foregoing instrument as _________________________ of [TENANT NAME], and severally acknowledged to and before me that he/she executed such instrument as such and ____________________ of said corporation and that the seal affixed to the foregoing instrument is the corporate seal of said corporation, and that it was affixed to said instrument by due and regular corporate authority, and that said instrument is the free act and deed of said corporation.

     WITNESS my hand and official seal.

(SEAL)
       __________________________________________
       NOTARY PUBLIC
       My Commission Expires: ____________________



STATE OF _____________________________

COUNTY OF ___________________________

     On ______________________, before me, the undersigned authority, personally appeared _____________________________ to me well known and known to me to be the individual described in and who executed the foregoing instrument as _________________________ of BOSTON CHICKEN, INC., a Delaware corporation, and severally acknowledged to and before me that he/she executed such instrument as such _________________________ of said corporation and that the seal affixed to the foregoing instrument is the corporate seal of said corporation, and that it was affixed to said instrument by due and regular corporate authority, and that said instrument is the free act and deed of said corporation.

     WITNESS my hand and official seal.

(SEAL)
       __________________________________________
       NOTARY PUBLIC
       My Commission Expires: ____________________

                                      2-5                    Lease No._________

                                   EXHIBIT A


                               LEGAL DESCRIPTION
                               -----------------


     Land in the _________ of ____________, County of _____________, State of
______________, and more particularly described as follows:

                                      2-6

                                                                  Lease No. ____
                                                                [Street Address]
                                                                   [City, State]

                          ADDENDUM TO LEASE AGREEMENT
                          ---------------------------

     THIS ADDENDUM TO LEASE AGREEMENT ("Addendum") is made and entered into as of __________________, 199__, by and between:

     (i) CAPTEC NET LEASE REALTY, INC., a Michigan corporation, whose address is 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, P.O. Box 544, Ann Arbor, Michigan 48106-0544 ("Landlord"), and

     (ii) [TENANT NAME], a [TENANT ENTITY], whose address is
________________________ ("Tenant").

                             W I T N E S S E T H :
                             ---------------------

     Landlord and Tenant have entered into a Lease Agreement, dated of even date ("Lease"), pursuant to which Landlord leased to Tenant and Tenant rented from Landlord the Premises (as defined in the Lease).

     Landlord and Tenant desire to amend certain terms and provisions of the Lease. Notwithstanding any other provision to the contrary which may be contained in the Lease, it is specifically agreed by and between Landlord and Tenant as follows:

     1. Defined Terms. All defined terms in this Addendum shall have the same meaning as set forth in the Lease.

     2. Terms and Rent. Paragraph 2 of the Lease is amended to add the following:

          B. Rent payable under this Lease shall be as set forth in the Rent Addendum attached hereto.

     3. Insurance. The second sentence of Paragraph 4(B) of the Lease is amended to add the phrase "and additional insureds" after the phrase "as loss payees."

     4. Option to Renew. The first sentence of Paragraph 10 of the Lease is amended and restated as follows:

          Tenant shall have five (5) successive five (5) year options to extend this Lease for up to an additional twenty-five (25) years upon the same terms, covenants and conditions as set forth herein (subject to adjustments in Annual Rent as set forth in the Rent Addendum); provided that Tenant is not in default (beyond any applicable cure period) hereunder at the time Tenant exercises such renewal option.

     5. Tenant's Conduct of Business. The first sentence of Paragraph 11 is amended and restated as follows:

     The use of the Premises at all times will be limited to the operation of a Boston Market Restaurant or other restaurant or food service concept(s) (including multiple branded restaurant or food service concepts) owned or operated by BCI and/or its affiliates or other uses pre-approved (in writing) by Landlord. Any other use not specified above, shall be subject to the approval of Landlord, which approval Landlord agrees not to unreasonably withhold, condition or delay. Landlord agrees that any such approval shall be conclusively deemed to be given if Landlord has not delivered its approval or disapproval within twenty (20) days of Landlord's receipt of the written request therefore or within ten (10) days of the receipt by Landlord of any information Landlord may reasonably request provided Landlord requests such additional information from Tenant within twenty (20) days of Landlord's receipt of Tenant's original request for said approval.

          The provision captioned "LEASES GUARANTEED BY BCI" is amended to add the following at the end of the paragraph:

     Notwithstanding the foregoing, Tenant shall either (1) operate a Boston Market restaurant, or successor trade name restaurant, or other restaurant or food service concept(s) (including multiple branded restaurant or food service concepts) owned and operated by BCI and/or its affiliates or other uses pre-approved (in writing) by Landlord during the last two (2) years of the original term or the last two (2) years of any renewal thereof (if exercised by Tenant) or, (2) operate the Premises as another permitted use under Paragraph 11 of the Lease by Tenant or an assignee, sublessee, or transferee permitted under the Lease for the last two (2) years of the original term of this Lease or the last two (2) years of any renewal thereof (if exercised by Tenant) or (3) provide a substitute property as provided in Paragraph 36 of the Lease.

     6. Landlord's Consent to Responsibilities. Paragraph 13(B) of the Lease is amended to add the following at the end of the Paragraph:

     ; provided further, that, the foregoing shall not waive, excuse, delay or modify BCI's performance under any separate guaranty agreement by BCI of Tenant's duties and obligations under this Lease as set forth in said separate guaranty.

     7. Default. The last sentence of Paragraph 15(B) of the Lease is amended to delete the phrase "ten and one-half percent (10.50%)" and to substitute the phrase "nine and one-half percent (9.50%)".

     8. Assignment and Subletting. Paragraphs 17(A), (B), (D), (E) and (F) of the Lease are amended and restated as follows:

          A. Tenant shall have the full and free right to sublet, assign or otherwise transfer its interest in this Lease and the Premises, without Landlord's approval (written or otherwise) to BCI, or any parent or majority owned subsidiary of BCI or entity with which Tenant or BCI may merge, consolidate or sell all or a substantial portion of its assets or controlling interest (each a "Resulting Entity") provided that the Shareholders' Equity or Current Capital Accounts (each as determined in accordance with generally accepted accounting principles) of the Resulting Entity shall be equal to or greater than the Shareholders' Equity or Current Capital Accounts (each as determined in accordance with generally accepted accounting principles) of BCI or Tenant (as the case may be) as of the date of this Lease. Tenant agrees to provide Landlord with written notice thereof as required by Paragraph 17(E) below and as a condition to such subletting, assignment or transfer, any such sublessee, assignee or transferee shall execute and deliver to Landlord a full assumption of the obligations of Tenant under this Lease (as required by Paragraph 17(E) below).

          Tenant shall have the full and free right to sublet, assign, or otherwise transfer its interest in this Lease and the Premises, without Landlord's approval (written or otherwise) to any licensee or franchisee of BCI, provided the use of the Premises shall be for the operation of a Boston Market Restaurant, or successor trade name restaurant, or other restaurant or food service concept(s) (including multiple-branded restaurant or food service concepts) owned or operated by BCI and/or its affiliates or other use pre-approved (in writing) by Landlord. Tenant agrees to provide Landlord with written notice thereof and as a condition to such subletting, assignment or transfer, any such sublessee, assignee or transferee shall execute and deliver to Landlord a full assumption of the obligations of the Tenant under this Lease (as required by Paragraph 17(E) below).

          B. Tenant shall not otherwise sublet, assign or transfer its interest in this Lease or Premises without first obtaining Landlord's prior written approval, which approval Landlord agrees shall not be unreasonably withheld, conditioned or delayed. Landlord agrees that any such approval which may be required under this Paragraph 17 shall be conclusively deemed to be given if Landlord has not delivered its approval or disapproval within twenty (20) days of Landlord's receipt of the written request therefore or within ten (10) days of the receipt by Landlord of any information Landlord may reasonably request, provided Landlord requests such additional information from Tenant within twenty (20) days of Landlord's receipt of Tenant's original request for said approval.

          Any sublet, assignment, transfer, merger, consolidation or sale of or by Tenant shall first be subject to the consent of BCI, which BCI may withhold in its sole discretion. Immediately following an event of merger, consolidation or sale of assets or controlling interest in Tenant (as permitted under the terms of this Lease) where the other party to the transaction is also a FAD (as defined in the commitment letter from Landlord to BCI, dated April 15, 1996), BCI shall execute and deliver to Landlord a guaranty (in the form required by the commitment letter) in accordance with the following: (i) if both parties to the transaction were Tier I FADS prior to the transaction, no guaranty will be required; (ii) if both parties to the transaction were Tier II FADS prior to the transaction, a Tier II guaranty will be required; (iii) if both parties to the transaction were Tier III FADS prior to the transaction, a Tier III guaranty will be required; (iv) if one party was a Tier I FAD and one party was a Tier II FAD prior to the transaction, a Tier II guaranty will be required; (v) if one party was a Tier I FAD and one party was a Tier III FAD prior to the transaction, a Tier III guaranty will be required; and
     (vi) if one party was a Tier II FAD and one party was a Tier III FAD prior to the transaction, a Tier III guaranty will be required.

          Following an event of merger, consolidation or sale of assets or controlling interest in Tenant (as permitted under the terms of this Lease) to a party which was not designated as a Tier I, Tier II or Tier III FAD prior to such transaction, BCI or Tenant or Landlord may request the recategorization of such new entity as a Tier I, II or III FAD and upon such recategorization (to be agreed upon by BCI and Landlord, which agreement shall not be unreasonably withheld, conditioned or delayed), BCI shall execute and deliver to Landlord the requisite guaranty and/or Landlord shall cancel the prior guaranty as determined by the recategorization.

          D. Subject to the rights, if any, of Tenant or BCI (as the case may be) under the Option to Purchase and First Right of Refusal to Purchase Agreement (as amended from time to time), the Landlord may transfer, assign, mortgage and/or pledge its rights under this Lease without Tenant's or BCI's consent.

          E. Prior to any assignment allowed hereunder, Tenant or BCI (as the case may be) or any other party shall deliver to Landlord (i) a copy of the assignment documents, and the name, address and telephone number of such assignee, (ii) a new insurance certificate or binder complying with the terms of this Lease and naming such assignee as the tenant of the Premises, and (iii) a copy of the assignment and assumption agreement in form reasonably satisfactory to Tenant or BCI (as the case may be), the assignee and Landlord. Notwithstanding anything herein to the contrary, no assignment or subletting shall release Tenant, its successors and assigns, from their respective obligations under this Lease unless specifically released by virtue of a separate written instrument executed by Landlord, which may be withheld in Landlord's sole discretion.

          F. Landlord shall have the right without limitation (subject to the rights, if any, of Tenant or BCI (as the case may be) under the Option to Purchase and First Right of Refusal to Purchase Agreement between Landlord and Tenant or BCI (as the case may be) (as amended from time to time)) to sell, convey, transfer or assign its interest in the Premises or its interest in this Lease, and upon such conveyance being completed, all covenants and obligations of Landlord under this Lease accruing thereafter shall cease, but such covenants and obligations shall run with the land and shall be binding upon the subsequent landlord and owners of the Premises and of this Lease.

     9. Landlord's Right to Cure. The first sentence of Paragraph 32 of the Lease is amended to add the phrase "but without any duty or obligation to do so" after the phrase "at its sole option."

     10.  Miscellaneous.  The Lease is amended to add the following three (3)
Paragraphs:

     37. WAIVERS. No waiver by Landlord of any provision hereof shall be deemed a waiver or any other provision hereof or of any subsequent breach by Tenant of the same of any other provision. Landlord's consent to, or approval of, any act shall not be deemed to render unnecessary the obtaining of Landlord's consent to or approval of any subsequent act by Tenant. The acceptance of rent hereunder by Landlord shall not be a waiver of any preceding breach by Tenant of any provision hereof, other than the failure of Tenant to pay the particular rent so accepted, regardless of Landlord's knowledge of such preceding breach at the time of acceptance of such rent.

     38. CHOICE OF LAW. The laws of the jurisdiction in which the Premises is located shall govern the validity, performance, and enforcement of this Lease.

     39.  ENVIRONMENTAL MATTERS.

          A. Notwithstanding anything to the contrary which may be contained in this Lease, Tenant represents, warrants and covenants to Landlord as follows:

               (1) To the best of Tenant's knowledge after Due Inquiry (as hereinafter defined), prior to the date hereof there are no and [, except as disclosed in that certain Phase I Environmental Site Assessment, dated _______________, prepared by _______________________ ("Assessment"),] have been no violations of the Relevant Environmental Laws (as hereinafter defined) at the Premises and no consent orders have been entered with respect to the Premises.

               (2) To the best of Tenant's knowledge after Due Inquiry, prior to the date hereof there are no and [, except as disclosed in the Assessment,] have been no Hazardous Wastes (as hereinafter defined) or Asbestos (as hereinafter defined) either at, upon, under or within, or discharged or emitted at or from, the Premises, including, but not limited to, the air, soil, surface, and ground water; no Hazardous Wastes or Asbestos have flowed, blown or otherwise become present at the Premises from neighboring land; and no Hazardous Wastes or Asbestos have been removed from the Premises other than those Hazardous Wastes which are necessary for the conduct of Tenant's business operated on the Premises and which Hazardous Wastes have been, at all time prior to the date hereof, and at all times hereafter shall be, handled and disposed of by Tenant in compliance with all Relevant Environmental Laws.

               (3) The Premises will not be used for the purpose of storing Hazardous Wastes (other than those Hazardous Wastes which are necessary for the conduct of Tenant's business operated on the Premises and which Hazardous Wastes have been, at all times prior to the date hereof, and at all times hereafter shall be, handled and disposed of by Tenant in compliance with all Relevant Environmental Laws), and no such storage or use will otherwise be allowed on the Premises which will cause the release of Hazardous Wastes onto the Premises. To the best of Tenant's knowledge after Due Inquiry, there are no underground storage tanks located on the Premises.

               (4) Tenant is not aware of any claims or litigation, and has not received any communication other than its Due Inquiry and the Assessment from any person (including any governmental authority), concerning the presence or possible presence of Hazardous Wastes or Asbestos at or adjacent to the Premises or concerning any violation or alleged violation of the Relevant Environmental Laws respecting the Premises. Tenant shall promptly notify Landlord of any such claims and shall furnish Landlord with a copy of any such communications received by Tenant.

               (5) Tenant shall notify Landlord promptly and in reasonable detail in the event that Tenant becomes aware of or suspects the presence of Hazardous Wastes (other than those Hazardous Wastes which are necessary for the conduct of Tenant's business operated on the Premises and which Hazardous Wastes have been, at all times prior to the date hereof, and at all times hereafter shall be, handled and disposed of by Tenant in compliance with all Relevant Environmental Laws) or Asbestos or a violation of the Relevant Environmental Laws, at or adjacent to the Premises.

               (6) Tenant shall ensure that the Premises comply and continue to comply with the Relevant Environmental Laws during the term of the Lease (and any renewal terms exercised by Tenant).

               (7) Upon Landlord's reasonable belief that there is a breach of one of the environmental representations or warranties set forth above, Landlord shall promptly notify Tenant in writing and shall provide Tenant with an opportunity to cure such breach. If Tenant fails to cure such breach within a period which is reasonable under the circumstances, Tenant shall permit Landlord at its option, at any time upon five (5) days prior written notice to Tenant, to cause or conduct a complete environmental audit to be performed at Tenant's sole cost and expense.

          B. As used herein, the following terms shall have the meanings set forth below:

               (1) The "Relevant Environmental Laws," as referred to herein, shall mean all applicable federal, state and local laws, rules, regulations, orders, judicial determinations, or decisions or determinations by any judicial, legislative or executive body of any governmental or quasi-governmental entity possessing competent jurisdiction over the environmental matter forming the basis of such determination, whether in the past, the present or the future, with respect to: (A) the installation, existence, or removal of, or exposure to, Asbestos on the Premises; (B) the existence on, discharge from, or removal from the Premises by Tenant of Hazardous Wastes; or (C) the effects on the environment of the Premises or of any activity now, previously, or hereafter conducted by Tenant on the Premises. The Relevant Environmental Laws shall include, but not be limited to, the following: (1) the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Sections 9601 et seq.; the Superfund Amendments and Reauthorization Act, Public Law 99-499, 100 Stat. 1613; the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901 et seq.; the National Environmental Policy Act, 42 U.S.C. Section 4321; the Safe Drinking Water Act, 42 U.S.C. Sections 300F et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601; the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801; the Federal Water Pollution Control Act, 33 U.S.C. Sections 1251 et seq.; the Clean Air Act, 42 U.S.C. Sections 7401 et seq.; and the regulations promulgated in connection therewith; (2) Environmental Protection Agency regulations pertaining to Asbestos (including 40 C.F.R. Part 61, Subpart
     M); Occupational Safety and Health Administration regulations pertaining to Asbestos (including 29 C.F.R. Sections 1910.1001 and 1926.58); as each may now or hereafter be amended; and (3) any state and local laws and regulations lawfully promulgated pertaining to Hazardous Wastes and/or Asbestos;

               (2) "Asbestos," as referred to herein, shall mean materials containing an amount of asbestos sufficient to trigger regulation by the United States Environmental Protection Agency or any state agency with competent jurisdiction and shall have the meanings provided under the Relevant Environmental Laws, and shall include, but not be limited to, asbestos fibers and friable asbestos, as such terms are regulated and defined under the Relevant Environmental Laws;

               (3) "Hazardous Wastes," as referred to herein, shall mean reportable, actionable or unlawful amounts of any of the following as defined by the Relevant Environmental Laws: solid wastes; petroleum and petroleum derivatives; natural or synthetic gas, other than oxygen and other atmospheric gases used commercially as fuel; radon gas; toxic or hazardous substances, wastes, pollutants or contaminants (including, but not limited to, polychlorinated biphenyls ("PCB's"), paint containing lead, and urea formaldehyde); and discharges of toxic or hazardous sewage or effluent; and

               (4) "Due Inquiry", as referred to herein, shall mean that pre-acquisition environmental investigation conducted by Tenant and accepted in writing as sufficient by Landlord.

          C.  At its sole cost and expense, Tenant shall:

               (1) Pay immediately when due the cost of compliance with the Relevant Environmental Laws.

               (2) Keep the Premises free of any lien imposed pursuant to the Relevant Environmental Laws.

          D. In the event that Tenant fails to comply with the requirements of this Paragraph 39, after notice to Tenant and the earlier of the expiration of any applicable cure period hereunder, or the expiration of the cure period permitted under the Relevant Environmental Laws, if any, or such earlier time if Landlord determines that life, person or property is in jeopardy because of Tenant's non-compliance, Landlord may, but shall not be obligated to, exercise its right to do one or more of the following (i) declare that such failure constitutes a default; and/or (ii) take any and all actions, at Tenant's expense, that Landlord deems necessary or desirable to cure said failure of compliance; provided, however, that Tenant shall not be required to conduct any remediation or monitoring in connection with Hazardous Wastes or Asbestos at the Premises in excess of that remediation or monitoring required by any governmental agency with competent jurisdiction.

               Any costs incurred pursuant to this Paragraph 39(D) shall become immediately due and payable by Tenant without notice.

          E. Indemnity. Landlord shall not be liable for and Tenant shall immediately pay to Landlord when incurred and shall indemnify, defend and hold Landlord harmless from and against, all loss, costs, liability, damage and expense (including, but not limited to, reasonable attorney's fees and costs incurred in the investigation, defense and settlement of claims and costs of investigation, remediation or monitoring of Hazardous Wastes or Asbestos) that Landlord may suffer or incur as a result of or in connection with Tenant's violation in its operations at the Premises during the term of this Lease (and any renewal terms exercised by Tenant) of any of the Relevant Environmental Laws, any environmental assessment or study of the Premises from time to time undertaken or requested by Tenant or Landlord based on Tenant's operations at the Premises during the term of this Lease (and any renewal terms exercised by Tenant), or breach of any provision of this Paragraph 39 by the Tenant.

          Tenant shall not be liable for and Landlord shall immediately pay to Tenant when incurred and shall indemnify, defend and hold Tenant harmless from and against, all loss, costs, liability, damage and expense (including, but not limited to, reasonable attorney's fees and costs incurred in the investigation, defense and settlement of claims and costs of investigation, remediation or monitoring of Hazardous Wastes or Asbestos) that Tenant may suffer or incur as a result of or in connection with Landlord's acts or omissions at the Premises during the term of this Lease (and any renewal terms exercised by Tenant) or breach of any provision of this Paragraph 39 by the Landlord.

          F. Survival. The provisions of this Paragraph 39 shall survive for a period of five years after the expiration or termination of the Lease term of this Lease (and any renewal terms exercised by Tenant).

          G. Preservation of Rights. Nothing in this Addendum shall limit in any way Tenant's right to contest or appeal an order or decision or penalty or other enforcement action issued or pursued by a governmental authority. The rights, if any exist, of Landlord to assume responsibility for and undertake any investigation, remediation or monitoring at the Premises or to resolve or otherwise affect any dispute between Tenant and such governmental authority do not accrue until after Tenant's contest and/or appeal are exhausted, provided Tenant proceeds promptly and with due diligence to contest and/or appeal such dispute with any such governmental authority.

     11. Estoppel/Waiver Agreement. Clause (vi) in the last paragraph of the Estoppel/Waiver Agreement (attached as Exhibit "1" to the Lease) is amended to add the phrase

"repairs all damages arising from such removal or, in the alternative" before the phrase "reimburses the undersigned."

     12.  Rent Addendum.  Paragraph A(v) is revised to read as follows:

     At the beginning of the first, second, and third five (5) year option periods, the Annual Rent payable under this Lease for said option period shall be increased by an amount equal to ten (10%) percent of the Annual Rent payable during the Lease Year immediately preceding such option. At the beginning of the fourth and fifth option periods, the Annual Rent payable under this Lease for said option period shall be increased to equal the fair market rental value of the Premises. The fair market rental value shall be determined using the same method for determining fair market value as set forth in Paragraph 36 of this Lease.

The last sentence of Paragraph (D) of the Rent Addendum (attached to the Lease) is amended to add the phrase "or any other amount due under the Lease" after the phrase "does not receive rent."


                            [SIGNATURE PAGE FOLLOWS]

     Except as modified above, the terms and provisions of the Lease, the Estoppel/Waiver Agreement and Rent Addendum remain unmodified and in full force and effect.


WITNESSES:                             CAPTEC NET LEASE REALTY, INC.


_____________________________          By:____________________________________
Print Name:                                    Gary A. Bruder
                                               Its:  Vice President
_____________________________
Print Name:

                                       [TENANT NAME]


_____________________________          By:____________________________________
Print Name:
                                               Its:___________________________
_____________________________
Print Name:

STATE OF MICHIGAN        )
                         )ss:
COUNTY OF WASHTENAW      )

     Subscribed and sworn to before me this ___ day of _____________, 199_, by Gary A. Bruder, as Vice President of Captec Net Lease Realty, Inc., a Michigan corporation, on behalf of the corporation.

                                       _______________________________________
                                       Notary Public
                                       Washtenaw County, Michigan
                                       My Commission Expires:_________________

STATE OF _____________   )
                         )ss:
COUNTY OF _______        )

     Subscribed and sworn to before me this ___ day of _____________, 199_, by ______________________, as _________________ of _______________ a
__________________, on behalf of the __________________.


                                       _______________________________________
                                       Notary Public
                                       _____________ County, _________________
                                       My Commission Expires:_________________

                                                                Lease No. ______
                                                                [STREET ADDRESS]
                                                                   [CITY, STATE]

                                 RENT ADDENDUM
                                       to
                                LEASE AGREEMENT


     THIS RENT ADDENDUM dated _____________, 199__, by and between CAPTEC NET LEASE REALTY, INC., a Michigan corporation, whose address is 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, P. O. Box 544, Ann Arbor, Michigan 48106-0544, as "Landlord", and [TENANT NAME], a [TENANT ENTITY], whose address is _________________________, as "Tenant", is attached to and made a part of that certain Lease Agreement by and between Landlord and Tenant of even date herewith (the "Lease"). Notwithstanding any other provision to the contrary which may be contained in said Lease, it is specifically agreed by and between Landlord and Tenant as follows:


     A.   Annual Rent.

          (i) Beginning on the Rent Commencement Date, Tenant covenants and agrees to pay to Landlord Annual Rent in the annual amount of _________________ ____________________, payable to Landlord in equal monthly installments in the amount of __________________________________ AND ____/DOLLARS ($______________)
monthly in advance.

          (ii)   [INTENTIONALLY OMITTTED]

          (iii) Beginning on the sixth (6th) Lease Year, Tenant covenants and agrees to pay to Landlord Annual Rent in the annual amount of ________________________ ____________________________, payable to Landlord in equal monthly installments in the amount of __________________________________ AND ___/DOLLARS ($_______________) monthly in advance.

          (iv) Beginning on the eleventh (11th) Lease Year, Tenant covenants and agrees to pay to Landlord Annual Rent in the annual amount of __________________________ _________________________, payable to Landlord in equal monthly installments in the amount of __________________________________ AND ___/DOLLARS ($_____________________) monthly in advance.

          (v) Beginning at the beginning of each option period, the Annual Rent payable under this Lease for said option period shall be increased by an amount equal to Ten Percent (10%) of the Annual Rent payable during the Lease Year immediately preceding such option period.

          (vi) If the Rent Commencement Date of this Lease shall fall on a day other than the first day of a calendar month, then rental for the partial rental month shall be prorated on a per diem basis on the rental payment set forth above shall be paid by Tenant to Landlord for the month in which said Rent Commencement Date shall occur. Tenant agrees to make all rental payments to Landlord at 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, P. O. Box


                                                                Lease No. ______

544, Ann Arbor, Michigan 48106-0544, whose Internal Revenue Service identifying number is 38-3206305.


     B.   Percentage Rent

          (i) Following the expiration of the fifth (5th) Lease Year, and in addition to the Annual Rent provided above, Tenant shall pay, as additional rent, Percentage Rent on an annual basis equal to the difference between [four percent (4%)/five percent (5%)] of "gross sales" (as defined in subparagraph I.B.(v) below) for such Lease Year minus the Annual Rent payable for such Lease Year (as adjusted in subparagraph E below, if applicable). In the case of a Partial Lease Year, the Percentage Rent shall be calculated on a prorated basis based on the gross sales received, and Annual Rent paid, for such period.

          (ii) The Percentage Rent payments described hereinabove shall be remitted to Landlord within ninety (90) days following the last day of each Lease Year (or Partial Lease Year, as the case may be) ending after the Effective Date and within thirty (30) days following the last day of each Lease Year thereafter, together with a certified statement showing the gross sales made by Tenant in the Premises during such Lease Year then ended and showing the calculation of Percentage Rent due, if any. Seller/Tenant may use its fiscal year accounting calendar for calculation of Percentage Rent.

          (iii) Landlord or its duly authorized representatives may, upon at least ten (10) days prior written notice, on regular business days and within reasonable office hours, inspect Tenant's records of gross sales and deductions made in the Premises, either at the Premises or elsewhere as reasonably designated by Tenant, provided such inspection is commenced within eighteen (18) months after a statement of gross sales is furnished to Landlord by Tenant or should have been delivered and is limited to the period covered by such statement. Any claim by Landlord for revision of any statement of gross sales or for additional Percentage Rent must be made in writing to Tenant within eighteen
(18) months after the date such statement of gross sales is mailed to Landlord, or within thirty (30) days following its inspection, whichever shall occur last, otherwise it shall be deemed waived by Landlord.

          (iv) Tenant shall pay all rentals when due without demand or notice and without any abatement, offset or deduction. The Percentage Rent payable hereunder shall be deemed additional rent. If Landlord inspects Tenant's records as permitted by this Lease and if such inspection shows an error(s) in the statements submitted by Tenant which resulted in an understatement of gross sales by three percent (3%) or more, then in addition to paying the additional rent due, Tenant shall pay Landlord the reasonable cost of such inspection. In the event such inspection shows an overstatement of gross sales, then Landlord shall refund such overpayment to Tenant.

          (v) The term "gross sales" as employed in this Lease shall be construed to mean the entire amount of the actual sales price, whether wholly or partly for cash or on credit, of all sales of food and beverages of every type and of merchandise of every type, and all charges made by Tenant or any one in Tenant's behalf for the rendition of services of any kind whatsoever, and all other receipts of all business conducted in, at or from the Premises, including all deposits not refunded to purchasers, orders taken in or from the Premises although said orders may be filled elsewhere, sales by any concessionaire or licensee in or from the Premises and all uncollected or uncollectible credit accounts. Except as hereinafter provided,


                                       2                        Lease No. ______
there shall also be included in gross sales the gross receipts of coin-operated devices which may be placed in the Premises by Tenant or under any rental concession or percentage agreement. There shall be excluded from gross sales the proceeds of any coin-operated device maintained exclusively for the benefit of Tenant's employees. There shall be excluded from gross sales the percentage of any proceeds of any coin-operated device to which an owner of such device may be entitled under a concession or rental agreement. All sales originally made in or at the Premises shall be considered as made and completed therein, even though the payment of the account may be transferred to some other office of Tenant for collection, or although delivery of food, beverages or merchandise sold at, in or from the Premises be made from a place other than the Premises, or although the performance of services sold or ordered at, in or from the Premises be made from a place other than the Premises. There shall be excluded from gross sales any sums collected and paid out for any sales, excise or other tax based upon the sales or sale of merchandise and required by law, whether now or hereafter in force, to be paid by Tenant or collected from its customers, to the extent that such taxes have been added to and included in the gross sales price. The term gross sales shall not include the transfer or exchange of merchandise between the stores of Tenant, if any, where such transfers or exchanges are made solely for the convenient operation of the business of Tenant and not for the purpose of consummating a sale which has theretofore been made at, in, from or upon the Premises or for the purpose of depriving Landlord of the benefit of a sale which otherwise would be made at, in, from or upon the Premises; nor shall said term include the amount of returns to shippers or manufacturers, nor the amount of any cash or credit refund made upon any sale where the merchandise sold or some part thereof is thereafter returned by the purchaser to and accepted by Tenant, nor shall said term include tips or gratuities given by customers and paid to Tenant's employees, nor shall said term include employee meals sold at a discount, gift certificates, premiums and promotional items (given away or sold at or about cost) nor shall said item include non-food items sold for advertising and promotional purposes and the sale of any of Tenants property. In the event the Premises is operated as a restaurant, there shall be further excluded from gross sales the amounts received from the receipts from telephones, juke boxes, cigarette machines, automated teller machines, the amounts received from the sale of waste and salvage, or inventory other than to customers of the Premises. Each sale upon installment or credit shall be treated as a sale for the full price in the Lease Year during which such sale shall be made, irrespective of the time when Tenant shall receive payment, whether full or partial, from Tenant's customers.


     C. Sales and Use Tax. Tenant shall also pay to Landlord any sales and use tax imposed on rent payable hereunder from time to time by state law or any other governmental entity, which sums are due monthly as to monthly rent payments and annually as to Percentage Rent on the due date of the rent payment under this Rent Addendum. Tenant shall also pay when due any common area maintenance or similar expenses imposed upon the Premises.


     D. Late Charge. In the event any installment of rent due under the Lease (including Percentage Rent) is not received by Landlord within ten (10) days after its respective due date, there shall be an automatic late charge due to the Landlord from the Tenant in the amount of five percent (5%) of such delinquent installment of rent. All such late charges due hereunder shall be deemed additional rent, and are not penalties but rather are charges attributable to administrative and collection costs arising out of such delinquency. In addition to such late charge, in the event Landlord does not receive rent within ten (10) days after the due date hereunder, interest at the rate of twelve percent (12%) per annum shall be due and payable with respect to such payment from the due date thereof until Landlord receives such payment.


                                       3                        Lease No. ______

     E. Unless otherwise stated in the Lease, no abatement, diminution or reduction (a) of rent, charges or other compensation, or (b) of Tenant's other obligations hereunder shall be allowed to Tenant or any person claiming under Tenant, under any circumstances or for any reason whatsoever.


     F. Notwithstanding anything to the contrary contained in the Lease and this Rent Addendum, Landlord agrees that if Tenant designates the Premises as a so-called "Flagship Store" (the "Flagship"), all sales and transfers of goods, services, merchandise, food and beverages generated from Tenant's designated production facility operated at the Flagship, including delivery and catering sales, shall be excluded from the calculation of "gross sales" as that term is defined herein. Provided, however, as a condition of the exclusion from gross sales of the "designated production facility" Landlord and Tenant shall reasonably agree upon the square footage of the designated production facility (the "production facility square footage"), which production facility square footage shall be divided by the total square footage of the Premises, and the quotient thereof shall be the "Percentage Rent Factor." Notwithstanding anything in Subparagraph (B)(i) above, the Annual Rent which is divided by [four percent (4%)/five percent (5%)] to determine payment of Percentage Rent shall be calculated by multiplying the then existing Annual Rent due under this Lease by the Percentage Rent Factor.


                            [Signature Page Follows]




                                       4                        Lease No. ______

     IN WITNESS WHEREOF, Landlord and Tenant have caused this Rent Addendum to be executed and sealed as of the date first above written.

WITNESSES:                                  CAPTEC NET LEASE REALTY, INC.

                                            By:
--------------------------------------         --------------------------
Print Name:                                       Gary A. Bruder
                                                  Its Vice President

--------------------------------------
Print Name:

                                            [TENANT NAME]

--------------------------------------      By:
Print Name:                                    --------------------------
                                                  Its:
                                                      -------------------

--------------------------------------
Print Name:


STATE OF MICHIGAN    )
                     )ss:
COUNTY OF WASHTENAW  )

     Subscribed and sworn to before me this ___ day of _____________, 199_, by Gary A. Bruder, as Vice President, of Captec Net Lease Realty, Inc., a Michigan corporation, on behalf of the corporation.


                                            ----------------------------------
                                            Notary Public
                                            Washtenaw County, Michigan
                                            My Commission Expires:____________

STATE OF __________     )
                        )ss:
COUNTY OF __________    )


     Subscribed and sworn to before me this ___ day of _____________, 199_, by ______________, as _____________, of [TENANT NAME], a _______________________,
on behalf of the ___________.


                                             ----------------------------------
                                             Notary Public
                                             _________ County, _________
                                             My Commission Expires:____________

                                       5                    Lease No. _________

                                  EXHIBIT "A"

                               LEGAL DESCRIPTION

     Land in the City of ____________, County of ________________ and State of ____________, more particularly described as follows:

                                                                  Lease No. ____

                                                             Lease No. _________
                                                                       [Address]
                                                                   [City, State]

                             CONSTRUCTION ADDENDUM
                                       to
                                LEASE AGREEMENT


     THIS CONSTRUCTION ADDENDUM TO LEASE AGREEMENT (the "Addendum") dated __________________, 199___, by and between CAPTEC NET LEASE REALTY, INC., a Michigan corporation, as "Landlord", and __________________________________, a
_________________, as "Tenant", for BOSTON MARKET #________, CITY, COUNTY, STATE, is attached to and made a part of that certain Lease Agreement by and between Landlord and Tenant of even date herewith (the "Lease"). Notwithstanding any other provision to the contrary which may be contained in said Lease, it is specifically agreed by and between Landlord and Tenant as follows:

     1. Definitions. Capitalized terms used in the Lease shall have the same meaning as the terms used in this Addendum unless otherwise defined. In addition, as used herein the following terms shall have the meaning indicated:

          "Project" shall mean construction of the building and all necessary site improvements on the Premises for the initial use as a Boston Market and/or ____________________________ restaurant by Tenant.

     2. Approval of Plans, Specifications and Costs. Not later than twenty-five (25) days [NOTE: THE TIME PERIOD SHALL BE FIFTEEN (15) DAYS FOR THE FOLLOWING PROPERTIES WHICH ARE ALREADY IN PROCESS: KANSAS CITY, MO., DELTONA, FL., LAKE WORTH, FL., AND VERO BEACH, FL.] prior to Landlord's acquisition of the real property constituting a portion of the Premises, Tenant shall submit final construction plans, specifications, a construction budget and the general construction contract (except that if the general construction contract has not been finalized and executed by such time, it shall be delivered to Landlord prior to closing) for the Project. Such items shall be approved by Landlord before Landlord acquires the real property, and such approval shall not be unreasonably withheld, delayed or conditioned. The building and improvements shall be substantially completed in accordance with the plans and specifications approved by Landlord, Boston Chicken, Inc. ("BCI") and Tenant. Unless specifically stated by Landlord in writing and received by Tenant prior to Landlord's acquisition of the real property constituting a portion of the Premises, Landlord's approval of the plans and specifications, construction budget and the general construction contract for the Project shall be deemed approved if Landlord acquires such real property.

     3. Authorization, Independent Contractor. Landlord hereby engages Tenant as an independent contractor and authorizes Tenant to enter upon the Premises and to undertake responsibilities, duties, obligations, rights and authority expressly herein set forth and, subject to the provisions hereof, Tenant hereby accepts such appointment and agrees to perform and fully discharge all of its duties, responsibilities and obligations herein set forth diligently, promptly and in full compliance with and subject to the provisions hereof.

     4. Co-Tenant and Sub-Agents. Tenant may delegate the performance of any of its responsibilities hereunder to one or more contractors, subcontractors, consultants, co-developers or sub-agents; provided, however, that no such delegation shall relieve Tenant of its duties, responsibilities and obligations hereunder.

     5. Specific Duties and Obligations. Tenant shall be responsible for the complete development and construction of the Project and shall deliver a turnkey facility to Landlord. In that connection, Tenant's duties, obligations and responsibilities include, but shall not be limited to the following:

          (a) Project Design. Procuring all necessary architectural and engineering services related to the site work, design and engineering related to the Project, any and all engineering and impact studies or reports related to the construction of the Project, and processing and obtaining all required governmental approvals.

          (b) Licenses and Permits. Obtaining all licenses, permits and approvals required to prepare the site for development, to permit construction of the Project and to operate the Premises for its intended purposes. Such licenses, permits and approvals shall include, but shall not be limited to, water management district approvals, approvals required under any franchise agreement, financing agreement or any instrument of record, building permits, certificates of occupancy, and any other required governmental consents or approvals.

          (c) General Contractor, Construction Contracts and Purchase Orders. Negotiating all necessary construction contracts for the benefit of Landlord, relating to the development and construction of the Project. All construction contracts and purchase orders for work, material or equipment shall be entered into between Tenant as independent contractor of Landlord and its contractors or vendors and shall be satisfactory in form and substance to Landlord, Tenant, and legal counsel for Landlord and Tenant.

          (d) Construction Coordination. Coordinating all aspects of construction of the Project to completion, in accordance with BCI's established construction procedures, as amended from time to time. Tenant shall monitor the progress of construction and the compliance by all contractors with the provisions of their construction contracts, through periodic on-site visits and inspections and through written and other reports from the architect, contractors and other construction supervisory personnel. Tenant shall keep Landlord advised from time to time of the progress of construction, and shall notify Landlord, in writing, upon the opening of the restaurant for business to the public. Tenant shall review and approve all contractor and other payment requests made from time to time and shall review all such requests to ensure compliance with the construction contract and the terms hereof. Tenant shall determine which, if any, contractor or subcontractor is in default under the provisions of its applicable contract or subcontract, and what measures should be taken in connection therewith.

          (e) Funding Upon Completion. Funding to be provided by Landlord upon completion of the Project shall be limited to all actual "hard" construction costs of the Project and reasonable "soft" costs such as architect's fees, survey and engineer fees, consultant fees, permits and approvals, environmental reports and testing, exclusive of any developer's fee except for the sum not to exceed the amount of TWENTY-FIVE THOUSAND AND NO/100 DOLLARS ($25,000.00) to be paid to BCI for BCI's development fee. All "hard" and "soft" costs shall be estimated on the construction budget prepared by Tenant and described in paragraph (c) above. Landlord's funding shall be disbursed to Tenant in a single draw following completion of construction of the Project. The request for such draw shall be submitted on AIA forms G702 and G703, and shall be received by Landlord no later than one hundred eighty (180) days following Landlord's acquisition of the real property constituting a portion of the Premises. The draw request shall be accompanied by: (1) the contractor's affidavit of completion, together with proof of payment of all subcontractors and all materialmen, which proof shall consist of copies of final lien waivers from all contractors, subcontractors, materialmen and others who may be entitled to file liens for labor, services or materials provided in connection with construction of the Project, certified as true and correct by an authorized officer of Tenant; (2) an assignment of all manufacturer's warranties for any material, equipment or workmanship installed as a part of the Project, to the extent assignable; (3) an ALTA as-built survey of the completed Project certified to Landlord and Tenant, and any title company designated by Landlord; (4) Certificate(s) of Occupancy for the Project issued by the appropriate regulatory agencies; (5) certificates of insurance required under the Lease; (6) a complete certified final set of plans, specifications and working drawings for the Project as completed; and (7) a Certificate of Franchisor executed by BCI which certifies to Landlord, among other things, that Tenant is a licensed franchisee in good standing with BCI, that Tenant and BCI have entered into a written Franchisee Agreement specifically approving Tenant to operate a Boston Market restaurant on the Premises and that no defaults then exist under said Franchise Agreement. Landlord shall order, at Tenant's expense, an updated title search to its title insurance policy (or other reasonable equivalent thereof if an updated title search is not commercially available), which must show no additional matters of record (unless consented to by Landlord) and no mechanics' liens or other liens of record, the cost of which updated title search shall be included in the acquisition costs funded by Landlord at the time of acquiring the unimproved land.

     Landlord and Tenant have agreed that the Landlord shall fund one hundred percent (100%) of the cost of acquiring the unimproved land and the closing costs related thereto (as more particularly specified in that certain Commitment Letter dated ____, as amended between Landlord and BCI, hereinafter called the "Commitment Letter"), but that Landlord shall not be required to fund a total amount for the Premises and Project in excess of the amounts specified in this
paragraph.   The amount funded by Landlord upon completion of the Project shall be reduced (if necessary) so that the funding limitations set forth in this paragraph are complied with. For purposes of the Lease and this Addendum, the Tenant shall be considered as a "Tier

_____ FAD" (this sentence shall not apply where BCI is the Tenant). Landlord shall not be required to fund a total amount for the Premises and Project in excess of the following amounts: (i) Seventy-five percent (75%) of the total land and Project cost, plus one hundred percent (100%) of the approved acquisition and soft costs related thereto, where Tenant is a Tier I FAD or Tier II FAD; or (ii) One hundred percent (100%) of the total land and Project cost, plus one hundred percent (100%) of the approved acquisition and soft costs related thereto, where Tenant is a Tier III FAD or Tenant is BCI. The foregoing calculation of the total amount to be paid by Landlord shall be made at the time of funding upon completion of the Project. Tenant shall obtain no construction financing for the Project which is secured by a lien on the Project. Construction financing shall not include equipment financing and the Collateral Assignment of Lease.

          (f) General Construction Matters. Tenant shall commence construction as soon as practicable after the date hereof and, after commencement and subject to Paragraph 10 herein below, shall diligently substantially complete the Project within one hundred eighty (180) days thereafter in a first-class, workmanlike manner and in conformity with all applicable governmental laws, ordinances, rules, orders, regulations and other requirements and in substantial compliance with the plans and specifications approved by BCI, Landlord and Tenant.

          All of Tenant's records pertaining to the construction of the Project shall be available for inspection and copying by Landlord and its agents and employees during normal business hours until Landlord's construction funding is complete. Following completion of the Project, Tenant shall execute such documents and instruments as Landlord may request (in form and substance reasonably satisfactory to Landlord, BCI and Tenant) to evidence Landlord's ownership of and title to all improvements on the Premises comprising, in the aggregate, the Project and shall assign to Landlord (to the extent assignable) all warranties relating to the work and/or materials performed at or incorporated into the Project. No approvals or inspections made, given or conducted by Landlord (if any) shall relieve Tenant of any duties, responsibilities, obligations or liabilities hereunder. Landlord and its agents may inspect the improvements as reasonably necessary during the course of construction.

          (g) Ownership of Improvements. Upon completion of construction of the Project and completion of funding by Landlord to Tenant, all improvements shall immediately become the property of Landlord, ipso facto, without the requirement of any further documentation.

     6. Development Fee. Neither Tenant nor any affiliate (with the exception of BCI's development fee specified elsewhere in this Addendum) shall receive a development or construction supervision fee for its services hereunder. A third party licensed general contractor shall be entitled to reasonable, normal and customary overhead and profit in connection with the performance of its services under a general construction contract. Said profit shall include reasonable, normal and customary construction superintendent compensation.

     7. Rent Commencement Date. On the date hereof, Landlord has acquired the Premises and simultaneously entered into the Lease and this Addendum with Tenant pursuant to which the Tenant has agreed to lease the Premises and all improvements now or hereafter constructed thereon. The Rent Commencement Date shall be the date specified in the Lease, notwithstanding that the Project may not be constructed or complete at that time. Annual Rent and Percentage Rent shall be due and payable in monthly installments from the Rent Commencement Date, with such monthly installments of Annual Rent calculated by multiplying the total amount funded by Landlord at the acquisition of the real property constituting a portion of the Premises, times ten and one-half percent (10.5%) divided by 12. At the time Landlord has funded the Project costs as described in Paragraph 5(e) above, Landlord shall calculate, as set forth in the Commitment Letter, the Annual Rental amounts described in the Rent Addendum and shall submit an amended Rent Addendum to Tenant, which shall be signed by Tenant prior to Tenant's receipt of such funding. The amended Rent Addendum shall be deemed an amendment to the Lease and shall be attached thereto.

     8. General. This Addendum shall be governed by the laws of the state where the Premises is located. All captions and section headings used herein are for convenience and ease of reference only and do not constitute part of this Addendum.

     9. Landlord's Right to Complete Construction on Tenant's Default. Except for delays caused by events described generally in Paragraph 10 of this Addendum, failure to complete construction of the Project or to provide Landlord with the executed Certificate of Franchisor referenced in Paragraph 5(e)(7) hereof within one hundred eighty (180) days following the date hereof shall constitute a default by Tenant hereunder. If, after notice is given to Tenant and BCI in accordance with the terms of the Lease, any such default under the Lease, or this Addendum shall not have been remedied within the curative periods described in the Lease, except for a default that cannot be cured within such time (provided that Tenant and/or BCI has commenced to cure such default within such time and is diligently pursuing such cure), then Landlord may, if it elects to do so, either: (a) take over construction of the project and, at its option, complete such construction or cause the same to be completed, or (b) terminate the Lease and this Addendum, in which case Tenant shall be required to purchase the Premises from Landlord (subject to all liens, claims or encumbrances not placed on the Premises by Landlord) at a price equal to Landlord's purchase price of the Premises, plus all sums disbursed to Tenant pursuant to this Addendum, plus all fees, costs and expenses paid by Landlord in connection with its purchase of the Premises, plus interest on all such sums accruing from the date of disbursement thereof at the rate of 10% per annum. Closing of such purchase and sale shall take place within thirty (30) days following the date of Landlord's notice of default to Tenant.

     10. Force Majeure. The time for completion of the Project shall be extended by the period of time, if any, that construction is delayed by virtue of labor unrest, materials shortage, natural disaster, weather, Acts of God, governmental action, war, insurrection, rebellion and other causes beyond the reasonable control of the Tenant; provided, however, that no such extension shall be permitted with respect to any delay unless written notice of the delay specifying the cause of the delay and the expected time of the delay is delivered to Landlord within fifteen (15) days after such delay is encountered.

     11. Entire Agreement. This Addendum and the Lease Agreement of which this Construction Addendum is a part constitute the entire agreement of Landlord and Tenant with respect to construction of the Project, and supersedes any prior or contemporaneous agreement with respect thereto. No or modification of this Addendum shall be binding upon the parties unless made in writing and signed by both Landlord and Tenant.

     12. Confidentiality. The provisions of Paragraph 24 of the Lease (Confidentiality) shall also apply to any information disclosed by Tenant to Landlord under this Addendum.

     13. Representations of BCI. BCI enters into this Addendum solely for the purpose of representing and warranting to Landlord that in the event of an uncured default by Tenant under this Addendum (which is not cured by BCI through the exercise of its rights under the Collateral Assignment of Tenant's Rights in Lease) and Landlord's election to terminate the Lease and this Addendum under Paragraph 9 of this Addendum, then BCI shall purchase the Premises from Landlord and pay all of Landlord's costs related thereto as specified in Paragraph 9 of this Addendum. This obligation of BCI shall be a personal right solely and exclusively in favor of and for the benefit of Landlord, its successors and assigns, and no other person or entity, including Tenant, shall derive any benefit or right, directly or indirectly, nor shall any other person or entity, including Tenant, claim to be a third party beneficiary of said right. Tenant hereby expressly waives any rights, claim of right or claim as a third party beneficiary with respect to said right. [DELETE IF BCI IS THE TENANT]


                           [Signatures on Next Page]

     IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be duly executed on their behalf as of the day and year first above written.



WITNESSES:                             CAPTEC NET LEASE REALTY, INC.


                                       By:
-----------------------------              -------------------------
Print Name:                                Gary A. Bruder
                                           Its Vice President

-----------------------------
Print Name:


                                       [TENANT]


                                       By:
-----------------------------              -------------------------
Print Name:

                                           Its:
-----------------------------                   --------------------
Print Name:

                                       [BOSTON CHICKEN, INC.


                                       By:
-----------------------------              -------------------------
Print Name:

                                           Its:                     ]
-----------------------------                   --------------------
Print Name:

STATE OF MICHIGAN    )
                     )ss:
COUNTY OF WASHTENAW  )


     Subscribed and sworn to before me this ____ day of ________, 199_, by Gary
A. Bruder, as Vice President of Captec Net Lease Realty, Inc., a Michigan corporation, on behalf of the corporation.


                                       -----------------------------------------
                                       Notary Public
                                       Washtenaw County, Michigan
                                       My Commission Expires: __________________



STATE OF __________  )
                     )ss:
COUNTY OF _________  )


     Subscribed and sworn to before me this ____ day of ________, 199_, by ________________________________, as _____________________ of _________________,
a _______________________, on behalf of the ___________________________________.


                                       -----------------------------------------
                                       Notary Public
                                       _________ County, _______________________
                                       My Commission Expires: __________________



STATE OF COLORADO    )
                     )ss:
COUNTY OF JEFFERSON  )


     Subscribed and sworn to before me this ____ day of ________, 199_, by ______________________________, as ____________________ of Boston Chicken, Inc.,
a Delaware corporation, on behalf of the corporation.


                                       -----------------------------------------
                                       Notary Public
                                       _________ County, _______________________
                                       My Commission Expires: __________________

REQUESTED BY:

     Miller, Canfield, Paddock and Stone, P.L.C.
     101 N. Main Street, 7th Floor
     Ann Arbor, Michigan 48104
     Attn: David N. Parsigian



AFTER RECORDATION RETURN TO:

     Captec Net Lease Realty, Inc.
     24 Frank Lloyd Wright Drive
     Lobby L, 4th Floor
     P.O. Box 544
     Ann Arbor, Michigan 48106-0544
     Attn: Liggie V. Perkins



RETURN BY:    MAIL (X)       PICK UP ( )
--------------------------------------------------------------------------------


Lease No.___________
[Street Adress]
[City, State]


                              MEMORANDUM OF LEASE


     This Memorandum of Lease is made as of ____________, 199__, between CAPTEC NET LEASE REALTY, INC., a Michigan corporation, whose address is 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, P. O. Box 544, Ann Arbor, Michigan 48106-0544, hereinafter called "Landlord" and [TENANT NAME], a [TENANT ENTITY], whose address is ___________________________, hereinafter called "Tenant".

     In consideration of ONE AND NO/100 DOLLARS ($1.00) and other valuable consideration paid by Tenant to Landlord and the mutual covenants contained in that certain Lease between the parties hereto dated on even date herewith (hereinafter called the "Lease"), Landlord has leased and does hereby lease to Tenant, and Tenant has hired and does hereby hire from Landlord, upon the terms and conditions set forth in said Lease, the real property more particularly described in Exhibit "A" attached hereto and made a part hereof (the "Premises").


                            [Continued on Next Page]

     The term of the Lease is fifteen (15) years commencing on the date hereof and ending on ________________, 20__. Said Lease provides for options to renew for five (5) five (5) year terms. The Tenant shall not allow any mechanic's lien or similar type of lien to be filed against the Premises.

     The Tenant has the right to collaterally assign the Lease to Boston Chicken, Inc. ("Franchisor"). The Landlord has agreed and consented to the Tenant collaterally assigning the Lease to the Franchisor and by the Franchisor to any lender or any entity which is a party to a merger or consolidation with or to the acquisition of substantially all of the assets or stock of or with the Tenant or the Franchisor (subject to the terms and provisions of the Lease).

     IN WITNESS WHEREOF, Landlord and Tenant have caused this Memorandum of Lease to be executed and sealed as of the date first above written.

WITNESSES:                                  CAPTEC NET LEASE REALTY, INC.


--------------------------------------      By:___________________________
Print Name:

                                                   Its:___________________
--------------------------------------
Print Name:
                                            [TENANT NAME]


--------------------------------------      By:___________________________
Print Name:

                                                   Its:___________________
--------------------------------------
Print Name:



STATE OF MICHIGAN    )
                     )ss:
COUNTY OF WASHTENAW  )

     Subscribed and sworn to before me this ___ day of _____________, 199_, by ________________________, as ______________________ of Captec Net Lease Realty,
Inc., a Michigan corporation, on behalf of the corporation.

                                            ___________________________
                                            Notary Public
                                            Washtenaw County, Michigan
                                            My Commission Expires:______

STATE OF ___________     )
                         )ss:
COUNTY OF __________     )

     Subscribed and sworn to before me this ___ day of _____________, 199_, by ________________________, as ________________________, of [TENANT NAME], a
__________________, on behalf of the _________________.

                                            __________________________________
                                            Notary Public
                                            __________County, __________
                                            My Commission Expires:____________

                                   EXHIBIT A

                              Memorandum of Lease
                              -------------------


     Land in the City of ________, County of _________, State of
___________________, and more particularly described as follows:

                                                                Lease No. ______
                                                                [Street Address]
                                                                   [City, State]
                             OPTION TO PURCHASE AND
                       FIRST RIGHT OF REFUSAL TO PURCHASE
                                   AGREEMENT

     This Option to Purchase and First Right of Refusal to Purchase Agreement ("Agreement") is made and entered into as of ______________, 199__, by and between CAPTEC NET LEASE REALTY, INC., a Michigan corporation, whose address is 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, P. O. Box 544, Ann Arbor, Michigan 48106-0544, and [TENANT OR BCI NAME], a [TENANT OR BCI ENTITY], ("Tenant"/"Option Holder"), whose address is [TENANT OR BCI ADDRESS].

                                  WITNESSETH:

     WHEREAS, Landlord and [Tenant] [TENANT NAME & ENTITY], a Franchisee of Boston Chicken, Inc., have entered into that certain Lease Agreement dated as of ___________________, 199__, (the "Lease") with respect to a parcel of land, together with all appurtenances, rights, privileges, easements, and rights of way (public and private) and all buildings, structures, fixtures and improvements, including all heating, air conditioning, ventilating, plumbing, electrical and mechanical systems, and utilities now or hereafter in place, together with all rights and privileges in and about the premises as may be necessary or convenient to Tenant's business inclusive of all easements benefitting the premises and all rights, easements and appurtenances belonging or appertaining to the premises and all improvements and all right, title and interest of Landlord in and to any and all roads, streets, alleys and public and private rights of ways bounding the premises (collectively the "Premises"), which Premises is legally described in Exhibit "A", attached hereto and incorporated herein by reference; and

     WHEREAS, Landlord is agreeable to granting Tenant/Option Holder in return for $10.00 and other good and valuable considerations the right and option to purchase the Premises and a right of first refusal to purchase the Premises.

     NOW, THEREFORE, in consideration of Ten Dollars ($10.00), the promises and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant/Option Holder do hereby agree as follows:

     1. Recitals; Capitalized Terms. The foregoing recitals are incorporated herein by reference. Capitalized terms not defined herein shall have the same meaning as same are defined in the Lease.

     2.   Right of First Refusal to Purchase.

          (a) Presentation/Acceptance of Offer. If Landlord receives and desires to accept a bona fide offer to purchase the Premises during the term of the Lease or during any extension or renewal thereof, excluding an offer from an affiliate of Landlord, an affiliate of Landlord being defined as a person or entity which owns 10% or more of the voting securities of Landlord or a person or entity which directly or indirectly controls or is controlled by Captec Financial Group, Inc., a Michigan corporation, Landlord shall notify Tenant/Option Holder as set forth below stating the name and address of such offeror and deliver with such notice a copy of the offer and all related correspondence and documents detailing the purchase price, terms and conditions of such offer ("Offer") and Tenant/Option Holder shall have the right to purchase the Premises on the same terms and conditions as set forth in the Offer, or on the terms provided in this Agreement, or such other terms and conditions as Landlord and Tenant/Option Holder may agree upon. The notice by Tenant/Option Holder to Landlord of Tenant/Option Holder's election to purchase the Premises must be given within twenty (20) days after receipt by Tenant/Option Holder of the notice from Landlord of the Offer. If Tenant/Option Holder does not elect to exercise its right to purchase, Landlord may sell the Premises, provided the sale is consummated in conformance with the Offer and at the same price and upon the same terms and conditions of the Offer.

          (b) Subsequent Rights to Exercise First Refusal. If Tenant/Option Holder does not elect to exercise its right to purchase the Premises on one or more occasions, such election not to exercise its right shall not affect Tenant/Option Holder's right to exercise its right to purchase regarding any subsequent offer so long as the Lease remains in effect. Any sale or transfer of the Premises shall be expressly made subject to all of the terms, covenants and conditions of the Lease and such buyer shall agree to be bound by the Lease and assume the obligations of Landlord in the Lease.

          (c) Alternate Purchase Price. In lieu of the purchase price stated in the Offer, Tenant/Option Holder may elect to purchase the Premises for the purchase price stated below during the first (1st) through fifth (5th) lease years:

     Lease Year     Purchase Price
     ----------     --------------
     1,2            Amount equal to the total rent payable for the lease year
                    subsequent to the lease year in which the option is exercised (the "Annual Rent") divided by 9.462%

     3              Amount equal to the Annual Rent for Lease Year 3 divided by
                    9.978%

     4              Amount equal to the Annual Rent for Lease Year 4 divided by
                    9.785%

     5              Amount equal to the Annual Rent for Lease Year 5 divided by
                    9.580%

          (d) Closing Procedure. Upon Tenant/Option Holder's election to purchase the Premises, Landlord shall deliver, at Landlord's expense, an ALTA Form B Owner's Title Insurance Commitment (the "Commitment"), committing to insure fee title to the Premises and easements thereto with extended coverage over all general exceptions, (provided Tenant/Option Holder obtains an as-built survey of the Premises at its expense), issued by a title company acceptable to Tenant/Option Holder, but subject to those exceptions set forth in the Landlord Owner's Commitment when Landlord acquired title to the Premises, attached hereto as Exhibit B and incorporated herein by reference, and any exceptions created by Tenant (the "Permitted Exceptions"). Tenant/Option Holder shall have fifteen
(15) days to review the Commitment and notify Landlord of any unacceptable defects or encumbrances thereto (the "Defects") and Landlord agrees within thirty (30) days to endeavor to cure the Defects to Tenant/Option Holder's satisfaction, which if not cured, Tenant/Option Holder shall have the right to waive the Defects or terminate the transaction (provided that any mortgage liens, pending liens in an amount certain, Lis Pendens or judgments against Landlord shall be satisfied and released at closing). At the closing, Landlord shall deliver a Special Warranty Deed conveying good and marketable fee simple title free and clear of all liens, encumbrances, restrictions and defects, subject only to the Permitted Exceptions and those title matters approved by Tenant/Option Holder and an ALTA Form B Owner's Title Insurance Policy with extended coverage endorsements over all general exceptions acceptable to Tenant/Option Holder. The purchase shall be closed at the local office of the insurer of title through a Deed and Money Escrow acceptable to Tenant/Option Holder. Landlord and Tenant/Option Holder agree to execute such reasonable and customary documents and affidavits as requested by the insurer of title to complete the transaction as set forth herein. Landlord shall assign all warranties, guaranties and bonds with respect to the Premises, if any, to Tenant/Option Holder at the closing. General and special real estate taxes shall be prorated on the basis of 110% of the most recent ascertainable tax bills. Transfer taxes, the escrow fee and closing costs shall be allocated as provided in the Offer and if not allocated in the Offer, shall be divided equally by Landlord and Tenant/Option Holder. Landlord shall use the proceeds of the purchase price (to the extent necessary) to pay off any existing financing placed on the Premises by Landlord and secured by a mortgage/deed of trust on the Premises. If at the time Tenant/Option Holder exercises its right to purchase the Premises, Tenant is in default of any of its obligations under the Lease beyond any applicable cure periods, Tenant/Option Holder shall agree to cure such default as a condition to the exercise of its right to purchase the Premises.

     3. Option to Purchase. Tenant/Option Holder shall have the right and option to purchase the Premises any time after the fifth (5th) Lease Year of the term or during any renewal or extension period provided if at the time Tenant/Option Holder exercises its right to purchase the Premises, Tenant is in default of any of its obligations under the Lease beyond any applicable cure periods, Tenant/Option Holder shall agree to cure such default as a condition to the exercise of its right to purchase the Premises upon the following terms and conditions:

          (a) Tenant/Option Holder may exercise its option hereunder by delivering written notice to Landlord at any time after the fifth (5th) Lease Year.

          (b) The option to purchase the Premises shall not terminate if Tenant/Option Holder's right of first refusal becomes operative, Tenant/Option Holder does not exercise such right, and the offer triggering Tenant/Option Holder's right of first refusal closes.

          (c) In the event Tenant/Option Holder exercises its option to purchase during the sixth (6th) through eighth (8th) lease years, the option purchase price shall be an amount equal to the total rent payable for the lease year subsequent to the lease year in which the option is exercised, divided by ten percent (10%). In the event Tenant/Option Holder exercises its option to purchase after the eighth (8th) lease year, the option purchase price shall be the greater of:

               (1) The fair market value of the Premises as of the option exercise date determined by an appraiser selected as described below; or

               (2) An amount equal to the total rent payable for the lease year subsequent to the lease year in which the option is exercised, divided by ten percent (10%).

For purposes of determining the fair market value of the Premises above, Landlord shall select an appraiser (at its expense) to determine the fair market value of the Premises and Tenant/Option Holder shall also select an appraiser (at its expense) to determine the fair market value of the Premises. If such appraisers cannot agree on the fair market value of the Premises as of the option exercise date, then the two (2) appraisers shall select a third appraiser (the expense of which shall be shared equally by Tenant/Option Holder and Landlord) to determine such fair market value and the average of the three appraisals shall be conclusively considered to be the fair market value of the Premises. If one party fails to select an appraiser within thirty (30) days after Tenant/Option Holder exercises its option to purchase, and the other party (the "Second Party") does select an appraiser then the Second Party may notify the First Party that unless First Party has selected an appraiser within ten
(10) days following delivery of said notice to the First Party, the Second Party's appraisal shall be deemed to represent the fair market value of the Premises.

          (d) The closing procedure for Tenant/Option Holder's option to purchase shall be as is provided in paragraph 2(d) above.

     4. Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be delivered to the person to whom the notice is directed, either in person with a receipt requested therefor, or sent by a recognized overnight carrier service for next-day delivery, or by United States Certified Mail, Return Receipt Requested, postage prepaid, and addressed to the parties at their respective addresses set forth below.

     If to Landlord:  CAPTEC NET LEASE REALTY, INC.
                      24 Frank Lloyd Wright Drive
                      Lobby L, 4th Floor
                      P.O. Box 544
                      Ann Arbor, Michigan 48106-0544
                      Attention:  Senior Vice President, Administration

     with copy to:    MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.
                      101 N. Main Street, 7th Floor
                      Ann Arbor, Michigan 48104
                      Attention: David N. Parsigian, Esq.


     If to Tenant:    [TENANT NAME]
                      [TENANT ADDRESS]

     [If to Option
     Holder:          BOSTON CHICKEN, INC.
                      14103 Denver West Highway
                      Golden, Colorado 80401
                      Attention:  Legal Services]


Any party may change its address for notices by written notice in like manner as provided in this Paragraph and such change of address shall be effective seven
(7) days after the date notice of such change of address is given. Notice for purposes of this Lease shall be deemed given three (3) business days after it shall have been deposited in the mail by the party who is giving such notice with sufficient postage prepaid.

     5. Waiver/Amendment. No term or condition of this Agreement will be deemed to have been waived or amended unless expressed in writing, and the waiver of any condition or the breach of any term will not be a waiver of any subsequent breach of the same or any other term or condition. The Agreement constitutes the entire agreement of the parties which incorporates and supersedes all prior written and oral understandings. The Agreement shall be binding upon, and inure to the benefit of, the parties, their heirs, executors, personal representatives, nominees, successors or assigns.

     6. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all such counterparts taken together shall be deemed to constitute one and the same instrument.

     7. Confidentiality. Landlord and Tenant/Option Holder and each of its agents, representatives, employees, partners, officers and directors will not disclose the subject matter or terms of the transaction contemplated by this Agreement or any information exchanged by the parties hereto pursuant to this Agreement, unless the prior written consent to such disclosure is obtained from the other party, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary contained herein,Landlord may, without Tenant/Option Holder's consent, disclose the subject matter or terms of the transactions contemplated by this Agreement to Landlord's attorneys and other third party consultants, to auditors, regulators, and underwriters, to the extent required by law, to the extent the information is available to the public, or in defense of a legal action between Landlord and Tenant/Option Holder.

     8. Memorandum of Purchase Option. Upon Tenant/Option Holder's request, the parties agree to execute and record a Memorandum of Purchase Option in the form attached hereto and incorporated herein by reference as Exhibit C, the cost of recording for which shall be borne by Tenant/Option Holder.

     9. Termination of Agreement. This Agreement shall automatically terminate upon the expiration or earlier termination of the Lease.

     10. Assignment. Tenant/Option Holder shall have the full and free right, without the consent or approval of Landlord, to assign its right, title and interest in and to this Agreement to [Boston Chicken, Inc. ("BCI") or to] a licensee, franchisee or any parent or operating subsidiary of BCI, or to a corporation or other entity with which Tenant/Option Holder may merge, consolidate or sell all or a substantial portion of its assets or stock.


                           [Signatures on Next Page]

     IN WITNESS WHEREOF, Landlord and Tenant/Option Holder have caused this Agreement to be executed and sealed as of the date first above written.


WITNESSES:                                 CAPTEC NET LEASE REALTY, INC.



_____________________________________      By: _________________________________
Print Name:

                                                  Its: _________________________

_____________________________________
Print Name:



                                           [TENANT OR BCI NAME]



_____________________________________      By: _________________________________
Print Name:

                                                  Its: _________________________

_____________________________________
Print Name:



STATE OF MICHIGAN         )
                          )ss:
COUNTY OF WASHTENAW       )



    Subscribed and sworn to before me this ____ day of _____________, 199__.



                                           _____________________________________
                                           Notary Public

                                           Washtenaw County, Michigan

                                           My Commission Expires: ______________





STATE OF ________________ )
                          )ss:
COUNTY OF _____________   )



    Subscribed and sworn to before me this ____ day of _____________, 199__.



                                           _____________________________________
                                           Notary Public

                                           ______________ County, ______________

                                           My Commission Expires: ______________

                                   EXHIBIT A
                                      to
      Option to Purchase and First Right of Refusal to Purchase Agreement
      -------------------------------------------------------------------



     Land in the City of ________________, County of ________________, State of
____________________, and more particularly described as follows:

                                   EXHIBIT B
                                      to
      Option to Purchase and First Right of Refusal to Purchase Agreement
      -------------------------------------------------------------------


                          [Owner's Title Commitment]

                                   EXHIBIT C
                                      to
      Option to Purchase and First Right of Refusal to Purchase Agreement
      -------------------------------------------------------------------

                        [Memorandum of Purchase Option]

RECORDATION REQUESTED BY:

     Miller, Canfield, Paddock and Stone, P.L.C.
     101 N. Main Street, 7th Floor
     Ann Arbor, Michigan 48104

AFTER RECORDATION RETURN TO:

     Liggie V. Perkins
     Captec Financial Group, Inc.
     24 Frank Lloyd Wright Drive
     Lobby L, 4th Floor
     P.O. Box 544
     Ann Arbor, Michigan 48106-0544


RETURN BY:  MAIL (X)    PICK UP ( )
--------------------------------------------------------------------------------

[SITE ADDRESS]
[CITY, STATE]

                         MEMORANDUM OF PURCHASE OPTION

     This Memorandum of Purchase Option is made as of ____________, 199__, between CAPTEC NET LEASE REALTY, INC., a Michigan corporation, whose address is 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, P. O. Box 544, Ann Arbor, Michigan 48106-0544, hereinafter called "Landlord" and [TENANT OR BCI NAME], a [TENANT OR BCI ENTITY], having an office for business at [TENANT OR BCI ADDRESS], hereinafter called "Tenant"/"Option Holder".

     On an even date herewith Landlord and Tenant/Option Holder have entered into that certain Option to Purchase and First Right of Refusal to Purchase Agreement (the "Option Agreement") with respect to the real property more particularly described in Exhibit "A" attached hereto and made a part hereof (the "Premises"). Pursuant to the terms and conditions of the Option Agreement, Landlord and Tenant/Option Holder have agreed that (1) Tenant/Option Holder shall a first right of refusal to purchase the Premises, and (2) Tenant/Option Holder shall have an option to purchase the Premises.

                           [Signatures on Next Page]

     IN WITNESS WHEREOF, Landlord and Tenant/Option Holder have caused this Memorandum of Purchase Option to be executed and sealed as of the date first above written.

WITNESSES:                             CAPTEC NET LEASE REALTY, INC.


_____________________________          By:_______________________________
Print Name:
                                            Its:_________________________
_____________________________
Print Name:

                                       [TENANT OR BCI NAME]


_____________________________          By:_______________________________
Print Name:
                                        Its:_____________________________

_____________________________
Print Name:

STATE OF MICHIGAN    )
                     )ss:
COUNTY OF WASHTENAW  )

     Subscribed and sworn to before me this ___ day of _____________, 199_.

                                       __________________________________
                                       Notary Public
                                       Washtenaw County, Michigan
                                       My Commission Expires:____________



STATE OF ____________  )
                       )ss:
COUNTY OF _______      )

     Subscribed and sworn to before me this ___ day of _____________, 199_.

                                       __________________________________
                                       Notary Public
                                       _____________ County, ____________
                                       My Commission Expires:____________

                                   EXHIBIT A
                                      to
                         Memorandum of Purchase Option
                         -----------------------------



     Land in the City of ________________, County of ________________, State of
____________________, and more particularly described as follows:

                                                              Lease No. ________
                                                                [Street Address]
                                                                   [City, State]


                         ADDENDUM TO OPTION TO PURCHASE
                         ------------------------------
                AND FIRST RIGHT OF REFUSAL TO PURCHASE AGREEMENT
                ------------------------------------------------

     THIS ADDENDUM OPTION TO PURCHASE AND FIRST RIGHT OF REFUSAL TO PURCHASE AGREEMENT ("Addendum") is made and entered into as of __________________, 199__, by and between:

     (i) CAPTEC NET LEASE REALTY, INC., a Michigan corporation, whose address is 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, P.O. Box 544, Ann Arbor, Michigan 48106-0544 ("Landlord"), and

     (ii) [TENANT NAME OR BCI NAME], a [TENANT OR BCI ENTITY], whose address is ________________________ ("Tenant" or "Option Holder").

                             W I T N E S S E T H :
                             ---------------------

     Landlord and _________________ have entered into an Option to Purchase and First Right of Refusal to Purchase Agreement, dated of even date ("Option"), pursuant to which Landlord granted an Option to Purchase and First Right of Refusal to Purchase to __________________.

     Landlord and _________________ desire to amend certain terms and provisions of the Option. Notwithstanding any provision to the contrary which may be contained in the Option, it is specifically agreed by and between Landlord and ____________________ as follows:

     1. Defined Terms. All terms in this Addendum shall have the same meaning as set forth in the Option.

     2. Right of First Refusal to Purchase. Paragraph 2(a) is amended to add the following at the end of the paragraph:

     Landlord shall have the right to mortgage the Premises without making the Right of First Refusal to Purchase operative. Further, this Right of First Refusal to Purchase shall not become operative or apply to transfers by Landlord to related entities of Landlord (or Captec Financial Group, Inc.), or to transfers as part of a pooling of assets by Landlord for the purpose of raising capital, where the pool of assets contains multiple properties, including properties acquired by Landlord pursuant to those commitment letters dated January 30, 1996 and April 15, 1996, between Landlord and BCI and/or Tenant. Notwithstanding the foregoing, if Tenant/Option Holder does not exercise its Right of First Refusal to Purchase the

     Premises and the Premises is sold to the party that made the offer, then the Right of First Refusal shall terminate as to the Premises.

     3. Option to Purchase. Paragraph 3 of the Option is deleted and replaced with the following.

     Tenant/Option Holder shall have the right and option to purchase the Premises at any time during the sixth, seventh and eighth Lease Year of the Term, by providing Landlord with ninety (90) days' prior written notice of its election, or at any time during the last ninety (90) days of the primary Lease Term, the third option to extend or the fifth option to extend, by providing Landlord with notice of its election at least ninety
     (90) days prior to the end of the primary Lease Term, third option to extend or fifth option to extend and closing shall take place within a reasonable time period thereafter (not to exceed forty-five [45] days), provided if at the time Tenant/Option Holder exercises its right to purchase the Premises, Tenant is in default of any of its obligations under the Lease beyond any applicable cure periods, and BCI has not elected to cure said default under Paragraph 13 of the Lease, Tenant/Option Holder shall cure such default as a condition to the exercise of its right to purchase the Premises upon the following terms and conditions:

          (a) The option to purchase the Premises shall not terminate if Tenant's/Option Holder's Right of First Refusal becomes operative, Tenant/Option Holder does not exercise such right and the offer triggering Tenant's/Option Holder's Right of First Refusal closes.

          (b) In the event Tenant/Option Holder exercises its option to purchase during the sixth, seventh, or eighth Lease Years, the option to purchase price shall be an amount equal to the total Annual Rent payable for the Lease Year subsequent to the lease year in which the option is exercised, divided by ten (10%) percent. In the event Tenant/Option Holder exercises its option to purchase at the end of the primary Lease Term, the purchase price shall be an amount equal to the Annual Rent that would have been payable for the first Lease Year of the first option to extend divided by ten (10%) percent. In the event Tenant/Option Holder exercises its option to purchase at the end of the third option to extend or the end of the fifth option to extend, the purchase price shall be equal to the Annual Rent that would have been payable for the Lease Year subsequent to the third option to extend or with respect to the fifth option to extend the Annual Rent that would have been payable for the last Lease Year of the fifth option to extend and increased by ten (10%) percent, as the case may be, divided by ten (10%) percent or the fair market value of the Premises, as defined herein, whichever is the lesser. For purposes of determining the fair market value of the Premises above, Landlord shall select an appraiser (at its expense) to determine the fair market value of the Premises and Tenant/Option Holder shall also select an appraiser (at its expense) to determine the fair market value of the Premises. If such appraisers cannot agree on the fair market value of the Premises as of the option exercise date, then the two
     (2) appraisers shall select a third appraiser (the expense of which shall be shared equally by Tenant/Option Holder and Landlord) to determine such fair market value and the average of the three appraisals shall be conclusively considered to be the fair market value of the Premises. If one party fails to select an appraiser within thirty (30) days after Tenant/Option Holder exercises its option to purchase, and the other party (the "Second Party") does select an appraiser then the Second Party may notify the First Party that unless First Party has selected an appraiser within ten (10) days following delivery of said notice to the First Party, the Second Party's appraisal shall be deemed to represent the fair market value of the Premises.



                            [SIGNATURE PAGE FOLLOWS]

     Except as modified above, the terms and provisions of the Option remain unmodified and in full force and effect.

WITNESSES:                             CAPTEC NET LEASE REALTY, INC.


_____________________________          By:_____________________________________
Print Name:                                  Gary A. Bruder
                                             Its Vice President

_____________________________
Print Name:

                                       [TENANT NAME OR BCI NAME]


_____________________________          By:_____________________________________
Print Name:

                                             Its:______________________________
_____________________________
Print Name:

STATE OF MICHIGAN    )
                     )ss:
COUNTY OF WASHTENAW  )

     Subscribed and sworn to before me this ___ day of _____________, 199___, by Gary A. Bruder, as Vice President of Captec Net Lease Realty, Inc., a Michigan corporation, on behalf of the corporation.

                                       ________________________________________
                                       Notary Public
                                       Washtenaw County, Michigan
                                       My Commission Expires:__________________



STATE OF        )
                )ss
COUNTY OF       )

     Subscribed and sworn to before me this ___ day of _______________, 199___, by ___________________, as ____________________ of [TENANT NAME OR BCI NAME], a
[TENANT OR BCI ENTITY], on behalf of the ______________________________.

                                       ________________________________________
                                       Notary Public
                                       _____________County_____________________
                                       My Commission Expires:

                                                               Lease No. _______
                                                                [Street Address]
                                                                   [City, State]

                       ENVIRONMENTAL INDEMNIFICATION AND
                            HOLD HARMLESS AGREEMENT
                            -----------------------

     THIS ENVIRONMENTAL INDEMNIFICATION AND HOLD HARMLESS AGREEMENT (the "Agreement") is made as of the ____ day of _______, 1996, by [TENANT NAME], [TENANT ENTITY], whose address is ____________________________________ (the
"Tenant"), in favor of CAPTEC NET LEASE REALTY, INC., a Michigan corporation, whose address is 24 Frank Lloyd Wright Drive, Lobby L, 4th Floor, P.O. Box 544, Ann Arbor, Michigan 48104-0544 (the "Landlord").

                                    RECITALS

     [OPTION 1 - The Tenant has entered into a [Purchase Agreement], dated ____________ (the "Purchase Agreement"), pursuant to which the Tenant will acquire certain assets from [SELLER NAME], [SELLER ENTITY] (the "Seller"), including without limitation certain real property and improvements located at ________________________, commonly known as Boston Market Restaurant No. ___ (the "Premises"). The Tenant has assigned its rights under the Purchase Agreement to the Landlord.] [OPTION 2 - The Tenant owns certain real property and improvements located at ________________________, commonly known as Boston Market Restaurant No. ___ (the "Premises").] [OPTION 3 - The Tenant owns certain real property located at ________________________, and is constructing improvements on such real property to be known as Boston Market Restaurant No. ___ (the "Premises").]

     The Landlord has agreed to purchase the Premises from [the Seller] [the Tenant] in connection with a net lease real estate transaction pursuant to the terms and conditions of the commitment letter dated April ____, 1996 from Captec Financial Group, Inc., a Michigan corporation (acting on behalf of Landlord) to Boston Chicken, Inc., a Delaware corporation (acting on behalf of Tenant).

     [DESCRIBE THE NATURE OF THE ENVIRONMENTAL PROBLEMS AT THE PREMISES AND REMEDIATION STEPS BEING TAKEN, IF ANY.] In order to facilitate the net lease real estate transaction described above, the Tenant has agreed to provide the indemnification set forth in this Agreement.

     NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Definitions. As used herein, the following terms have the definitions set forth below:

     a. "Hazardous Materials" means any regulated asbestos (whether friable or non-friable), PCBs, ureaformaldehyde, oil or other petroleum products or fractions thereof, flammable explosives, radioactive materials, or materials defined under federal, state and local laws and regulations, statutes, ordinances or court decisions as "hazardous substances", "hazardous materials", "hazardous waste", "waste", "toxic substances", "pollution" or "contamination". Without limiting the generality of the foregoing, the definition of those terms shall include those definitions found in Applicable Environmental Law.

     b. "Applicable Environmental Law" shall mean all present and future statutes, laws, ordinances, acts, rules, regulations, decrees, and rulings of all governmental authorities with competent jurisdiction which relate or pertain to human health, the environment or hazardous materials, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, codified principally at 42 U.S.C.A. 9601 et seq. (1983 and Supp. 1987), as amended ("CERCLA"), the Resource Conservation and Recovery Act of 1976, the Hazardous and Solid Waste Amendments of 1984, codified at 42 U.S.C.A. 6901 et seq. (Supp. 1987), as amended, the National Environmental Policy Act, 42 U.S.C. 4321, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1801, et seq., the Toxic Substances Control Act, 15 U.S.C. 2601, et seq., the Clean Water Act, 33 U.S.C. 1251, et seq., the Clean Air Act, 42 U.S.C. 7401, et seq., the Occupational Safety and Health Act, 29 U.S.C. 651, et seq., and all environmental control laws of the State where the Premises are located.

     c. "Environmental Activity" means any actual or threatened disposal, release, emission, discharge, existence, use, migration, generation, storage, handling, transportation, abatement, disposal, or removal of Hazardous Materials (other than those Hazardous Materials which are necessary for the conduct of Tenant's business operated on the Premises and which are generated, stored, handled, transported, disposed and/or removed by Tenant during the term or any extension of the term exercised by Tenant in accordance with Applicable Environmental Law) or any other activity or occurrence that causes any such event to exist; provided, however, that Environmental Activity shall not encompass any acts or omissions by owners or occupants of the Premises after termination or expiration of the lease between Landlord and Tenant.

2. Indemnity. The Tenant agrees unconditionally and absolutely to defend, indemnify and hold harmless the Landlord and its assignees, and their respective directors, officers, shareholders, employees, agents, representatives and the successors and assigns of all of the foregoing (collectively, the "Indemnified Parties") from and against any and all damages, diminution in value of the Premises, penalties, fines (both civil and criminal), losses, liabilities, judgments, causes of actions, suits, claims, demands, costs and expenses made or brought against or incurred or suffered by an Indemnified Party (including all out-of-pocket litigation costs incurred by an Indemnified Party and the reasonable fees and expenses of the Landlord's counsel and consultants and all costs incurred by an Indemnified Party of investigating, cleaning up, removing, remediating, implementing corrective action with respect to, abating or otherwise responding to the contamination associated with the former presence of [a gasoline service station] on the Premises) of any nature, directly or indirectly arising out of or in connection with any or all of the following:

     a. any Environmental Activity on the Premises, including, without limitation, the existence, use, generation, migration, storage, release, threatened release, or disposal of Hazardous Materials on, onto, from or under the Premises;

     b. any mechanics' or other material liens on the Premises arising from any remediation work performed by Tenant or Tenant's chosen consultants or contractors;

     c. any environmental liens, other deed restrictions or deed notices required by any governmental authority with competent jurisdiction which are imposed on the Premises as a result of the presence of Hazardous Materials on the Premises on or prior to the date hereof;

     d. any failure by the Tenant to comply in its operations at the Premises with the terms of any order of any federal, state or local authority having competent jurisdiction and regulatory authority over environmental matters or with any Applicable Environmental Law;

     e. any personal injury or property damage arising out of or related to performance by [the Tenant] [the Seller] (or its agents, employees, contractors and consultants) of any of the remediation work with respect to the Premises; and

     f. any cleanup, containment, damages, fines paid to third parties on account of tort, nuisance or other liability arising from an Environmental Activity and all legal and consultant fees associated therewith.

     The Tenant's liability under this Paragraph 2 specifically includes the occurrence of any Environmental Activity on the Premises occurring after the date hereof which is a result of unlawful actions or inactions of the Tenant in its operations at the Premises prior to the date hereof.

     Nothing in this Agreement shall limit in any way Tenant's right to counsel or appeal an order or decision or penalty or other enforcement action issued or pursued by a governmental authority. The rights, if any exist, of any Indemnified Party to assume responsibility for and undertake any investigation, remediation or monitoring at the Premises or to resolve or otherwise affect any dispute between Tenant and such governmental authority do not accrue until after Tenant's contest and/or appeal are exhausted; provided that Tenant shall proceed with due diligence to contest and/or appeal such matter.

     Landlord agrees unconditionally and absolutely to defend, indemnify and hold harmless the Tenant and its assignees, and their respective directors, officers, shareholders, employees, agents, representatives and the successors and assigns of all of the foregoing (collectively, "Tenant Parties") from and against any and all damages, diminution in value of the Premises, penalties, fines (both civil and criminal), losses, liabilities, judgments, causes of actions, suits, claims, demands, costs and expenses made or brought against or incurred or suffered by Tenant Parties (including all out-of-pocket litigation costs incurred by Tenant Parties and the reasonable fees and expenses of Tenant Parties' counsel and consultants and all costs incurred by Tenant Parties of investigating, cleaning up, removing, remediating, implementing corrective action with respect to, abating or otherwise responding to the contamination associated with the former presence of [a gasoline service station] on the Premises) directly arising out of Landlord's negligence or willful misconduct with respect to the Premises.

3. Survival of Obligations. The Landlord's and Tenant's obligations under this Agreement shall survive for a period of five (5) years after the expiration of the term (or any renewal terms exercised by Tenant) of the lease between Landlord and Tenant.

4. Claims. If any claim is made or brought against any Indemnified Party which is subject to the indemnification set forth in this Agreement ("Covered Claim"), the Tenant shall defend the same in the name of such Indemnified Party, by attorneys approved by the Landlord. If a Covered Claim occurs and Tenant refuses to provide a defense or attorneys satisfactory to Landlord, the Landlord may, in its sole discretion, upon the occurrence of any claim, engage its own attorneys to defend or assist therein, and at the Landlord's option, the Landlord's attorneys may control the litigation or resolution of such Covered Claim. If Tenant refuses to defend a Covered Claim or refuses to provide attorneys satisfactory to Landlord, the Tenant shall pay or, on demand, shall reimburse the Landlord for the payment of the reasonable fees and disbursements of the Landlord's attorneys.

     If any Covered Claim is made or brought against any Tenant Party, the Landlord shall defend the same in the name of such Tenant Party, by attorneys approved by the Tenant Party. If a Covered Claim occurs and Landlord refuses to provide a defense or refuses to provide attorneys satisfactory to Tenant, the Tenant Party may, in its sole discretion, engage its own attorneys to defend or assist therein, and at the Tenant Party's option, the Tenant Party's attorneys may control the litigation or resolution of such Covered Claim. If Landlord refuses to defend a Covered Claim or refuses to provide attorneys satisfactory Tenant, the Landlord shall pay or, on demand, shall reimburse the Tenant Party for the payment of the reasonable fees and disbursements of the Tenant Party's attorneys.

5. Notices. In the event any party becomes aware of the existence of a Covered Claim, such party shall immediately notify the other parties in writing, and notice shall be deemed received (a) upon receipted delivery if sent by personal messenger, (b) three (3) business days after being deposited in the U.S. Mail, registered or certified, return receipt requested, or (c) one (1) business day after being deposited with a nationally recognized overnight courier service, in each case with postage/delivery prepaid or billed to the sender and addressed to the address indicated in the preamble above.

6. Entire Agreement. This Agreement shall constitute the entire agreement and understanding of the parties, and there are no other prior or contemporaneous written or oral agreements, undertakings, promises, warranties or covenants not contained herein with respect to the subject matter of this Agreement.

7. Waivers. No waiver of any condition or provision of this Agreement by any party shall be valid unless in writing signed by such party. No such waiver shall be deemed or construed as a waiver of any other or similar provision or of any future event, act, or default.

8. Severability. If any provision of this Agreement is deemed unenforceable in whole or part, such provision shall be limited to the extent necessary to render the same valid or shall be excised from this Agreement, as circumstances require, and this Agreement shall be construed as if said provision had been incorporated herein as so limited or as if such provision had not been included herein, as the case may be.

9. Headings. Headings of paragraphs are for convenience of reference only and shall not be construed as part of this Agreement.

10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State where the Premises are located.

11. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which, taken together, shall constitute a single instrument.

12. Litigation. In the event any dispute arises hereunder and litigation or arbitration proceedings are commenced, the prevailing party shall be entitled to recover from the other parties all costs and expenses incurred in connection with such proceedings, including but not limited to attorneys' fees and costs.

13. Successors and Assigns. The obligations under this Agreement shall be binding upon successors and assigns of Tenant and Landlord, and the rights and privileges of the Indemnified Parties and Tenant Parties under this Agreement shall inure to the benefit of their respective successors and assigns.





                           [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.


WITNESSES:                                 [TENANT ENTITY]



_____________________________________      By __________________________________
Print Name:


_____________________________________           Its ____________________________
Print Name:



                                           CAPTEC NET LEASE REALTY, INC.



_____________________________________      By __________________________________
Print Name:                                     Gary A. Bruder
                                                Its Vice President

_____________________________________
Print Name:



STATE OF ________________    )
                             )ss:
COUNTY OF _______________    )



     Subscribed and sworn to before me this ___ day of _______________, 199___,

by ________________________, as ________________________, of [TENANT NAME],

[TENANT ENTITY], on behalf of the ________________________________.



                                           _____________________________________
                                           Notary Public

                                           _____________ County, _______________

                                           My Commission Expires: ______________


STATE OF MICHIGAN            )
                             )ss:
COUNTY OF WASHTENAW          )


     Subscribed and sworn to before me this ___ day of ___________________, 199__, by Gary A. Bruder, as Vice President of Captec Net Lease Realty, Inc., a Michigan corporation, on behalf of the corporation.


                                           _____________________________________
                                           Notary Public

                                           Washtenaw County, Michigan

                                           My Commission Expires: ______________


                                                               Lease No.________

                                                                Lease No. ______
                                                                [STREET ADDRESS]
                                                                   [CITY, STATE]


                             CERTIFICATE OF TENANT
                             ---------------------

     In connection with that certain Lease Agreement, Rent Addendum and Addendum to Lease Agreement, each dated as of the date hereof (collectively "Lease"), [TENANT], [TENANT ENTITY] ("Tenant"), for the benefit of CAPTEC NET LEASE REALTY, INC., a Michigan corporation ("Landlord"), warrants, represents, covenants and agrees, to the best of its knowledge, that the following are true and correct as of the date hereof:

     1. Tenant is in possession and occupancy of the Premises (as defined in the Lease). The Premises are legally occupied, and all required certificates of occupancy, approvals, permits and licenses required by any governmental authority and necessary or advisable to operate, occupy or use the Premises for the purposes permitted under the Lease have been issued and remain in full force and effect.

     2.  Tenant accepts the Premises in "AS IS" condition.

     3. Tenant's franchise agreement with Boston Chicken, Inc. relating to the Premises is in full force and effect, there are no defaults under any of the provisions thereof, all conditions to the effectiveness or continuing effectiveness thereof required to be satisfied as of the date hereof have been satisfied, and Tenant will take all actions necessary or required to keep the franchise agreement in full force and effect throughout the term of the Lease.

     4. Except as necessary for the operation of a restaurant and as allowed by law, the Premises will not be used for the purpose of storing hazardous wastes or materials, and no such storage or use will otherwise be allowed on the Premises which will cause or increase the likelihood of causing the release of hazardous wastes or materials onto the Premises.


     Dated as of ______________, 199__.

                                           [TENANT]



                                           By __________________________________

                                               Its _____________________________



STATE OF ________________    )
                             ) ss.
COUNTY OF _______________    )


     The foregoing instrument was acknowledged before me this ___ day of ___________, 199__, by ___________________, as ____________________ of [TENANT],
[TENANT ENTITY], on behalf of the [ENTITY].



                                           _____________________________________
                                           Notary Public

                                           _______________ County, _____________

                                           My Commission Expires: ______________


                                           [Notary Public's Seal]

                                   EXHIBIT N
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                 COMPUTER AND COMMUNICATIONS SYSTEMS AGREEMENT
                 ---------------------------------------------

                                  COMPUTER AND
                        COMMUNICATIONS SYSTEMS AGREEMENT














                                                     ________________________
                                                     FRANCHISE OWNER

                              BOSTON CHICKEN, INC.
                 COMPUTER AND COMMUNICATIONS SYSTEMS AGREEMENT
                 ---------------------------------------------


     THIS AGREEMENT is made and entered into this _____ day of ___________________________, 199____ (the "Effective Date"), by and between
BOSTON CHICKEN, INC., a Delaware corporation (hereinafter referred to as "COMPANY") and FRANCHISE OWNER (as defined below).

"FRANCHISE OWNER":______________________________________________________________

________________________________________________________________________________

a ______________________________________________________________________________

Principal Address:______________________________________________________________

                   _____________________________________________________________

                   _____________________________________________________________




                                R E C I T A L S
                                ---------------


     WHEREAS, COMPANY and FRANCHISE OWNER have entered into a Franchise Agreement granting FRANCHISE OWNER the right to operate a BOSTON MARKET Unit (the "UNIT") at ___________________________________________________________ (the
"Franchise Agreement");

     WHEREAS, under the Franchise Agreement, FRANCHISE OWNER is required to operate the UNIT in compliance with the specifications and standards which COMPANY prescribes from time to time for BOSTON MARKET Units, including without limitation, COMPANY's specifications and standards for computer hardware and software and communications systems; and

     WHEREAS, COMPANY has developed specifications and standards for computer hardware and software and communications systems to be used in the operation of BOSTON MARKET Units.

                               C O V E N A N T S
                               -----------------


     NOW, THEREFORE, it is agreed as follows.

1.   DEFINITIONS.

     For purposes of this Agreement, the terms listed below have the meanings that follow them.

     "Affiliate" - Any person or legal entity that directly or indirectly owns or controls COMPANY, that is directly or indirectly owned or controlled by COMPANY, or that is under common control with COMPANY. For purposes of this definition, "control" means the power to direct or cause the direction of the management and policies of an entity.

     "Computer System" - Those brands, types, makes, and/or models of communications and computer systems or hardware specified or required by COMPANY for use by, between, or among BOSTON MARKET Units, including, but not limited to:

          (1) back office and point of sale systems, data, audio, video, and voice storage, retrieval, and transmission systems for use at the UNIT, between or among BOSTON MARKET Units, and between and among UNIT and COMPANY and/or FRANCHISE OWNER;

          (2)  security systems;

          (3)  printers; and

          (4)  archival and back-up systems.

     "Licensed Program" - The computer software programs developed by or for COMPANY and designated by COMPANY from time to time as specified or required in connection with utilization of the Computer System, which may include, without limitation, COMPANY's required point-of-sale, bookkeeping, inventory, training, marketing, employee selection, operations and financial information, collection and retrieval systems (including COMPANY's required general ledger system utilizing the standard chart of accounts prescribed by COMPANY from time to time) for use in connection with the operation of BOSTON MARKET Units or franchise owners' and developers' businesses, including any updates, supplements, modifications or enhancements thereto made from time to time, all related documentation, the tangible media upon which such programs are recorded, and the database file structure thereof, but excluding any data or databases owned or compiled by COMPANY or its

Affiliates for use with the Licensed Program or otherwise or any data generated by the use of the Licensed Program.

     "Specified Software" - Such software (other than the Licensed Program), programming, and services which COMPANY from time to time specifies or requires for use by franchise owners of BOSTON MARKET Units in connection with utilization of the Computer System and the Licensed Program.

2.   COMPUTER SYSTEM AND SPECIFIED SOFTWARE.

     2.A.  ACQUISITION OF COMPUTER SYSTEM AND SPECIFIED SOFTWARE.

     Within one hundred twenty (120) days after the Effective Date, FRANCHISE OWNER shall (i) acquire the Computer System for the UNIT and acquire the right to use, for the remainder of the term of the Franchise Agreement applicable to the UNIT, the Specified Software in the manner specified by COMPANY; (ii) obtain any and all peripheral equipment and accessories and arrange for any and all support services that may be necessary to enable the Computer System, the Licensed Program, and the Specified Software to operate as specified by COMPANY, and (iii) take all other actions (including but not limited to installation of electrical wiring and cabling, and temperature and humidity controls) that may be necessary to prepare the UNIT to enable the Computer System, the Licensed Program, and the Specified Software to operate as specified by COMPANY; and (iv) commence using the Computer System, the Licensed Program, and the Specified Software in the operation of the UNIT in the manner specified by COMPANY. FRANCHISE OWNER shall be responsible for all costs associated with the foregoing, including but not limited to transportation; installation; sales, use, excise and similar taxes; and site preparation, and COMPANY shall have no liability to FRANCHISE OWNER or to any other party in connection with any of the foregoing.

     2.B.  COVENANT TO USE ONLY SPECIFIED SOFTWARE AND LICENSED PROGRAM.

     FRANCHISE OWNER acknowledges that operating non-Specified Software on the Computer System with the Specified Software and/or the License Program may cause errors or other interruptions to or problems with the Specified Software and/or Licensed Program. Therefore, FRANCHISE OWNER hereby agrees to operate only Specified Software and the Licensed Program on the Computer System.

     2.C. MODIFICATION, ENHANCEMENT, AND REPLACEMENT OF COMPUTER SYSTEM AND SPECIFIED SOFTWARE.

     FRANCHISE OWNER acknowledges that COMPANY may, during the term of this Agreement, require FRANCHISE OWNER to modify, enhance and/or replace all or any part of the Computer System and/or the Specified Software at FRANCHISEE OWNER's expense, and agrees, within one hundred twenty (120) days of receipt of notice from COMPANY, to acquire, or acquire the right to use for the remainder of the term of this Agreement, the modified, enhanced or replacement version of the Computer System and/or Specified Software specified by COMPANY and to take any and all other actions as may be necessary to enable the modified, enhanced or replacement Computer System and/or Specified Software, as well as the Licensed Program, to operate as specified by COMPANY. Any such modifications, enhancements, and replacements may require FRANCHISE OWNER to incur costs to purchase, lease and/or license new or modified computer hardware and/or software or other equipment and to obtain different and/or additional service and support services during the term of this Agreement. FRANCHISE OWNER acknowledges that COMPANY cannot estimate the costs of future enhancements, modifications, and replacements to the Computer System or the Specified Software and that the cost to FRANCHISE OWNER of obtaining the enhancements, modifications, and replacements to the Computer System, Licensed Program, or Specified Software may not be fully amortizable over the remaining term of the Franchise Agreement. Nonetheless, FRANCHISE OWNER agrees to incur such costs in connection with the Computer System, the Licensed Program and the Specified Software and any enhancements or modifications thereto and any replacements therefor, provided that the COMPANY is then currently specifying the same enhancements, modifications, and replacements for use in COMPANY-owned BOSTON MARKET Units. Within one hundred twenty (120) days after FRANCHISE OWNER receives notice from COMPANY, FRANCHISE OWNER shall obtain and implement any such modifications, enhancements, or replacements which COMPANY designates and requires.

3.   LICENSED PROGRAM.

     3.A.  GRANT OF LICENSE.

     COMPANY hereby grants to FRANCHISE OWNER a nonexclusive, nontransferable, nonassignable license to use the Licensed Program, subject to the following terms and conditions:

     (1) The Licensed Program shall be installed and tested on the Computer System by COMPANY or its designee. If FRANCHISE OWNER does not purchase the Computer System from COMPANY, FRANCHISE OWNER must pay COMPANY a reasonable installation and testing fee upon completion of COMPANY's installation and testing of the operation of the Licensed Program with the Computer System. FRANCHISE OWNER acknowledges and agrees the current installation and testing fee of $3,500.00 is reasonable.

     (2) Except with the prior written consent of COMPANY, the Licensed Program shall not be operated by persons other than FRANCHISE OWNER and employees of

          FRANCHISE OWNER, shall not be operated on equipment other than the Computer System, shall not be used in conjunction with any other computer applications program, and shall not be operated at locations other than the UNIT and the FRANCHISE OWNER's principal office; provided, however, that with prior notice to COMPANY, FRANCHISE OWNER may operate the Licensed Program on equipment other than the Computer System and at a location other than the UNIT and the FRANCHISE OWNER's principal office to the extent required due to malfunction of the Computer System or other cause beyond the reasonable control of FRANCHISE OWNER, but not for any period longer than seven (7) consecutive days unless otherwise agreed in writing by COMPANY.

     (3) The Licensed Program shall be used in FRANCHISE OWNER's operation of the UNIT and shall not be used for any other purpose.

     (4) Without limiting the foregoing, FRANCHISE OWNER shall not, and shall not allow its employees or agents to: (a) sell, assign, lease, sublicense, pledge, grant a security interest with respect to, market or commercially exploit, in any way, the Licensed Program or any component thereof, or any data generated by the use of the Licensed Program or any component of the Licensed Program; (b) disclose or grant access to the Licensed Program, or any data generated by the use of the Licensed Program or any component of the Licensed Program, to any third party other than one to whom COMPANY has consented in writing and who has agreed in writing with COMPANY to keep the Licensed Program confidential; (c) copy or reproduce the Licensed Program, or any data generated by the use of the Licensed Program or any component of the Licensed Program, in any manner, except to the extent necessary for normal back-up and operating thereof; or (d) alter, modify or adapt the Licensed Program, any documentation relating thereto or any component of the Licensed Program, including, but not limited to, translating, decompiling, reverse engineering or disassembling the Licensed Program.

     (5) FRANCHISE OWNER acknowledges and agrees that the Licensed Program and any data generated by the use of the Licensed Program is the valuable, proprietary property and trade secret of COMPANY and/or its Affiliates, and FRANCHISE OWNER agrees to use the utmost care to safeguard the Licensed Program and any data generated by the use of the Licensed Program and to maintain the copyright protection and the secrecy and confidentiality thereof. FRANCHISE OWNER shall not undertake to patent, copyright or otherwise assert proprietary rights to the Licensed Program and any data generated by the use of the Licensed Program or any portion thereof. FRANCHISE OWNER recognizes that all or part of the Licensed Program and any data generated by the use of the Licensed Program may be copyrighted and agrees that this shall not be construed as causing the copyrighted material to be public information. FRANCHISE OWNER will ensure that all copies of the Licensed Program and any data generated by the use of the Licensed Program or any components of the Licensed Program in its possession contain an appropriate copyright notice under the Universal Copyright Convention or other notice of proprietary rights specified by COMPANY.

     (6) FRANCHISE OWNER shall promptly disclose to COMPANY all ideas and suggestions for modifications or enhancements of the Licensed Program conceived or developed by or for FRANCHISE OWNER, and COMPANY and its Affiliates shall have the right to use and license such ideas and suggestions. All modifications and enhancements made to the Licensed Program together with the copyright therein shall be the property of COMPANY, without regard to the source of the modification or enhancement, and FRANCHISE OWNER hereby assigns all of its right, title, and interest in any ideas, modifications, and enhancements to COMPANY. FRANCHISE OWNER agrees to execute any document, in recordable form, which COMPANY determines is necessary to reflect such ownership.

     (7) COMPANY shall have the right at all times to access the Licensed Program and to retrieve, analyze and use all data in the files of FRANCHISE OWNER for the Licensed Program.

     (8) COMPANY shall provide to FRANCHISE OWNER all upgrades, modifications, improvements, enhancements, extensions and other changes to the Licensed Program approved by COMPANY for use in connection with the operation of BOSTON MARKET Units, and FRANCHISE OWNER shall promptly implement their use.

     (9) Upon expiration or termination of this Agreement, FRANCHISE OWNER shall allow COMPANY's employees or agents to remove the Licensed Program from the Computer System, shall immediately return the Licensed Program, each component thereof, and any data generated by the use of the Licensed Program to COMPANY, and shall immediately destroy any and all back-up or other copies of the Licensed Program or parts thereof, documentation for the Licensed Program and any data generated by the use of the Licensed Program, and other materials or information which relate to or reveal the Licensed Program and its operation and any data generated by the use of the Licensed Program.

     3.B.   SOFTWARE LICENSE FEE.

     FRANCHISE OWNER agrees to pay to COMPANY upon installation of the Licensed Program on FRANCHISE OWNER's Computer System, a software license fee (the "Software License Fee") in the amount of Fifteen Thousand Dollars ($15,000.00). The Software License Fee shall be fully earned by COMPANY upon installation of the Licensed Program on the Computer System and is non-refundable in whole or in part.

     3.C.   SOFTWARE SUPPORT SERVICE.

     During the term of this Agreement and, provided that FRANCHISE OWNER is in compliance with the terms of this Agreement, COMPANY shall provide to FRANCHISE OWNER such support services as COMPANY deems reasonably necessary to cause the Licensed Program to perform on the Computer System in accordance with the standards for the Licensed Program as specified from time to time by COMPANY, provided, however, that in no event will such support services be less than COMPANY provides to COMPANY-operated BOSTON MARKET Units. Such support services shall not extend to error corrections, operational support and assistance resulting from FRANCHISE OWNER impermissibly operating non-Specified Software on the Computer System in breach of this Agreement.

     3.D.   SOFTWARE SUPPORT SERVICE FEE.

     For the software support service provided by COMPANY to FRANCHISE OWNER, FRANCHISE OWNER agrees to pay to COMPANY a periodic software support service fee ("Software Support Fee") in the amount of Three Hundred and Twenty Three Dollars ($323.00). Such fee shall be payable in advance for each period on or before the eighth (8th) day prior to commencement of such period commencing on the installation of the Licensed Program on the Computer System. The Software Support Fee may be increased by COMPANY from time to time, at its sole option, upon written notice to FRANCHISE OWNER, subject to any limitation set forth in the Franchise Agreement.

     3.E.   MODIFICATION, ENHANCEMENT, AND REPLACEMENT OF LICENSED PROGRAM.

     FRANCHISE OWNER acknowledges that COMPANY may, during the term of this Agreement, require FRANCHISE OWNER to modify, enhance and/or replace all or any part of the Licensed Program at FRANCHISE OWNER's expense, and agrees, within one hundred twenty (120) days of receipt of notice from COMPANY, to acquire, or acquire the right to use for the remainder of the term of this Agreement, the modified, enhanced or replacement version of the Licensed Program specified by COMPANY and to take any and all other actions as may be necessary to enable the modified, enhanced or replacement Licensed Program to operate as specified by COMPANY. Any such modifications, enhancements, and replacements may require FRANCHISE OWNER to incur costs to purchase, lease and/or license new or modified computer hardware and/or software or other equipment and to obtain different and/or additional service and support services during the term of this Agreement. FRANCHISE OWNER acknowledges that COMPANY cannot estimate the costs of future enhancements, modifications, and replacements to the Licensed Program, and that the cost to FRANCHISE OWNER of obtaining the enhancements, modifications, and replacements to the Licensed Program, may not be fully amortizable over the remaining term of the Franchise Agreement. Nonetheless, FRANCHISE OWNER agrees to incur such costs in connection with the Licensed Program and any enhancements or modifications thereto and any replacements therefor, provided that the COMPANY is then currently specifying the same enhancements, modifications, and replacements for use in COMPANY-operated BOSTON MARKET Units, subject to any limitation in the Franchise Agreement. Within one hundred twenty (120) days after FRANCHISE OWNER receives notice from COMPANY, FRANCHISE OWNER shall obtain and implement any such modifications, enhancements, or replacements which COMPANY designates and requires.

     3.F.   WARRANTIES AND LIMITATION OF LIABILITY.

     COMPANY represents and warrants to FRANCHISE OWNER that: (1) COMPANY has all rights, titles, licenses and authorizations to license the Licensed Program to FRANCHISE OWNER, subject only to nonexclusive licenses granted to others; and
(2) the Licensed Program does not, and as a result of any enhancements, improvements or modifications provided by COMPANY will not, to the best of COMPANY's knowledge, infringe upon any United States patent, copyright or other proprietary right of any third party. In the event FRANCHISE OWNER's use of the Licensed Program as provided by COMPANY is enjoined as a result of a claim by a third party of patent or copyright infringement or violation of proprietary rights, COMPANY shall, in its sole discretion, either (i) procure for FRANCHISE OWNER the right to continue use of the Licensed Program as contemplated hereunder, or (ii) replace the Licensed Program or modify it such that there is no infringement of the third party's rights; and such action by COMPANY shall be FRANCHISE OWNER's sole and exclusive remedy against COMPANY in such event.

     COMPANY does not represent or warrant to FRANCHISE OWNER, and expressly disclaims any warranty that the Licensed Program is error-free or that the operation and use of the Licensed Program by FRANCHISE OWNER will be uninterrupted or error-free. COMPANY shall have no obligation or liability for any expense or loss incurred by FRANCHISE OWNER arising from use of the Licensed Program in conjunction with any other computer program.

     EXCEPT FOR THE ABOVE EXPRESS LIMITED WARRANTIES, COMPANY MAKES NO WARRANTIES, EXPRESS OR IMPLIED, ORAL OR WRITTEN, WITH RESPECT TO THE LICENSED PROGRAM, PROGRAM DOCUMENTATION, OR ANY

OTHER MATERIAL FURNISHED HEREUNDER, OR ANY COMPONENT THEREOF AND THERE ARE EXPRESSLY EXCLUDED ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT THERETO.

     4. AGREEMENT TO BE BOUND BY THE TERMS OF SUBCOMPONENT LICENSES AND THIRD-PARTY LICENSES.

     FRANCHISE OWNER acknowledges that the Licensed Program contains third-party sub-components which COMPANY has the authority to license to FRANCHISE OWNER as part of the Licensed Program pursuant to and in accordance with software license agreements with such third-party vendors (collectively, the "Subcomponent Licenses"). In addition, FRANCHISE OWNER acknowledges that acquisitions by FRANCHISE OWNER of all or portions of the Computer System and the Specified Software from or through the COMPANY are governed by license or other agreements by and between third-party vendors and COMPANY, which agreements specifically permit COMPANY to sell and/or sublicense all or portions of the Computer System and the Specified Software to FRANCHISE OWNER or specifically require FRANCHISE OWNER to agree to be bound by the terms thereof (either type of license hereinafter referred to as the "Third Party Licenses"). FRANCHISE OWNER therefore hereby agrees to be bound by the terms of each Subcomponent License and, to the extent FRANCHISE OWNER purchases all or portions of the Specified Software or the Computer System from or through COMPANY, each relevant Third Party License, in each case as if FRANCHISE OWNER was a party thereto, and agrees that the vendors and licensors of all or portions of the Specified Software and the Computer System and the licensors of all or portions of the Licensed Program (collectively, the "Vendors") are third-party beneficiaries of this Agreement with full rights to enforce this Agreement as it pertains to the purchased items and the Licensed Program. FRANCHISE OWNER further agrees to indemnify and hold harmless COMPANY and each of the Vendors from and against all costs, expenses, and damages arising out of or based upon any breach or claim of a breach of this Agreement, the Third Party Licenses or Subcomponent Licenses by FRANCHISE OWNER, its directors, officers, employees, agents and owners.

5.   COPYRIGHTS.

     5.A.   OWNERSHIP OF COPYRIGHTS.

     FRANCHISE OWNER and COMPANY acknowledge and agree that (1) COMPANY may hereby authorize FRANCHISE OWNER to use certain copyrighted or copyrightable works (the "Copyrighted Works"), including the Licensed Program, (2) the Copyrighted Works are the valuable property of COMPANY or its Affiliates, and
(3) the FRANCHISE OWNER's rights to use the Copyrighted Works are granted to FRANCHISE OWNER solely on the condition that FRANCHISE OWNER complies with the terms of this Section 5. FRANCHISE OWNER acknowledges and agrees that COMPANY owns or is the licensee of the owner of the Copyrighted Works and will further create, acquire or obtain licenses for certain copyrights in various works of authorship used in connection with the operation of the Licensed Program, including, but not limited to, all categories of works eligible for protection under the United States copyright law, all of which shall be deemed to be Copyrighted Works under this Agreement. Such Copyrighted Works include, but are not limited to, the manuals and other materials and information provided to FRANCHISE OWNER by COMPANY for use in the operation of the Licensed Program. COMPANY intends that all works of authorship related to the BOSTON MARKET System which are created in the future will be owned by it or its Affiliates.

     5.B.   LIMITATION ON FRANCHISE OWNER'S USE OF COPYRIGHTS.

     FRANCHISE OWNER acknowledges that FRANCHISE OWNER's right to use the Copyrighted Works pursuant to this Agreement is limited to the use of such Copyrighted Works during the term of this Agreement pursuant to and in compliance with this Agreement and all applicable standards, specifications, and operating procedures prescribed by COMPANY from time to time during the term of this Agreement, and is derived solely from this Agreement. FRANCHISE OWNER shall ensure that all copies of Copyrighted Works used hereunder shall bear an appropriate copyright notice under the Universal Copyright Convention or other copyright laws prescribed by COMPANY specifying that COMPANY or an Affiliate of COMPANY is the owner of the copyright. Any unauthorized use, adaptation, publication, reproduction, preparation of derivative works, distribution of copies (whether by sale or other transfer of ownership, or by rental, lease or lending), public performance of such works or attempts to recreate all or a portion of such Copyrighted Works shall constitute a breach of this Agreement and an infringement of the rights of COMPANY in and to the Copyrighted Works. FRANCHISE OWNER acknowledges that this Agreement does not confer any interest in the Copyrighted Works upon FRANCHISE OWNER, other than the right to use the Copyrighted Works in connection with the operation of the UNIT in compliance with this Agreement. If COMPANY authorizes FRANCHISE OWNER to prepare any adaptation, translation or work derived from the Copyrighted Works, or if FRANCHISE OWNER prepares any Copyrighted Work such as menus, advertisements, posters or promotional material, FRANCHISE OWNER hereby agrees that such adaptation, translation, derivative work or Copyrighted Work shall be the property of COMPANY and FRANCHISE OWNER hereby assigns all its right, title and interest therein to COMPANY. FRANCHISE OWNER agrees to execute any documents, in recordable form, which COMPANY determines are necessary to reflect such ownership. FRANCHISE OWNER shall submit all such adaptations, translations, derivative works and Copyrighted Works to COMPANY for approval prior to use.

     5.C.   NOTIFICATION OF INFRINGEMENTS AND CLAIMS.

     FRANCHISE OWNER shall immediately notify COMPANY of any actual or apparent infringement of or challenge to any of the Copyrighted Works, or claim by any person of any rights in the Copyrighted Works. FRANCHISE OWNER shall not communicate with any person other than COMPANY and its counsel in connection with any such infringement, challenge or claims. COMPANY shall have the sole discretion to take such action as it deems appropriate in connection with the foregoing, and the right to control exclusively any settlement, litigation, arbitration or administrative proceeding arising out of any such alleged infringement, challenge or claim or otherwise relating to the Copyrighted Works. FRANCHISE OWNER agrees to execute any and all instruments and documents, render such assistance, and do such acts and things as may, in the opinion of COMPANY's counsel, be necessary or advisable to protect and maintain the interests of COMPANY in any litigation or other proceeding or to otherwise protect and maintain the interests of COMPANY in the Copyrighted Works. COMPANY will reimburse FRANCHISE OWNER for the reasonable out-of-pocket expenses incurred and paid by FRANCHISE OWNER in complying with the requirements imposed by this
Section 5.C.

     5.D.   DISCONTINUANCE OF USE.

     If it becomes advisable at any time in COMPANY's sole judgment for FRANCHISE OWNER to modify or discontinue use of any of the Copyrighted Works and/or for FRANCHISE OWNER to use one or more additional or substitute copyrighted or copyrightable items, FRANCHISE OWNER agrees to immediately comply with COMPANY's directions to modify or otherwise discontinue the use of the copyrighted materials and/or to use any substitute materials specified by COMPANY. Neither COMPANY nor its Affiliates shall have any obligation to reimburse FRANCHISE OWNER for any expenditures made by FRANCHISE OWNER to modify or discontinue the use of any Copyrighted Work or to adopt additional or substitute copyrighted or copyrightable items.

     6.    CONFIDENTIALITY.

     FRANCHISE OWNER acknowledges and agrees that the Licensed Program and all additions, modifications and enhancements thereof and thereto, and all data generated from use thereof, including but not limited to the logic, structure and operation of the data base file structures containing such data, and all additions, modifications and enhancements thereof and thereto shall be deemed to be "Confidential Information" as defined in the Franchise Agreement and is therefore governed by and subject to all of the terms, conditions, and restrictions of the Franchise Agreement relating to Confidential Information.

7.   TERM

     The term of this Agreement shall begin on the Effective Date and terminate concurrently with the earlier to occur of the expiration of the Franchise Agreement or the termination of this Agreement as provided in Section 8 hereof. Notwithstanding the foregoing, Sections 4 and 6 hereof shall survive the expiration or earlier termination of this Agreement forever.

8.   TERMINATION; BREACH

     In addition to termination of this Agreement as provided in Section 10 hereof, COMPANY may terminate this Agreement, effective upon delivery of notice of termination to FRANCHISE OWNER, if (1) FRANCHISE OWNER breaches any provision of this Agreement; or (2) COMPANY has the right to terminate the Franchise Agreement pursuant to the terms of the Franchise Agreement.

     Upon FRANCHISE OWNER's breach of this Agreement, COMPANY may, in addition to termination of this Agreement, exercise all rights and remedies available to it under the Franchise Agreement for any breach of the Franchise Agreement as if this Agreement were a part of the Franchise Agreement.

     In addition, in the event that COMPANY terminates this Agreement, COMPANY will also have the right to terminate the Franchise Agreement, in accordance with the terms and provisions thereof.

9.   ASSIGNMENT.

     This Agreement and the rights and obligations arising hereunder may not be assigned by FRANCHISE OWNER except in conjunction with an assignment of the Franchise Agreement made in compliance with the terms of the Franchise Agreement. This Agreement is fully assignable by COMPANY and shall inure to the benefit of any assignee or other successor to the interests of COMPANY therein.

10.  SEVERABILITY.

     If any provision of this Agreement is declared or made invalid or unenforceable by judicial action, legislation or other government action, COMPANY may, if it believes in its sole discretion that the continuation of this Agreement would not be in its best interests, terminate this Agreement effective upon sixty (60) days' written notice to FRANCHISE OWNER. If COMPANY does not elect to terminate this Agreement as aforesaid, all provisions of this Agreement shall be deemed severable and this Agreement shall be interpreted and enforced as if all completely invalid or unenforceable provisions were not contained herein and partially valid and enforceable provisions shall be enforced to the extent valid and enforceable. If any applicable and binding law or rule of any jurisdiction requires a greater prior notice of the termination of this Agreement or the taking of some other action not required hereunder, or if under any applicable and binding law or rule of any jurisdiction, any provision of this Agreement or any specification, standard or operating procedure prescribed by COMPANY is invalid or unenforceable, the prior notice and/or other action required by such law or rule shall be substituted for the comparable provisions hereof, and COMPANY shall have the right, in its sole discretion, to modify such invalid or unenforceable provision, specification, standard, or operating procedure to the extent required to be valid and enforceable. Such modifications to this Agreement shall be effective only in such jurisdiction and this Agreement shall be enforced as originally made and entered into in all other jurisdictions.

11.  NO WAIVER OF DEFAULT.

     Either party's failure at any time to require strict performance by the other party of any of the provisions hereof shall not waive or diminish the right thereafter to demand strict compliance therewith or with any other provision. Waiver of any specific default shall not waive any other default.

12.  INJUNCTIVE RELIEF.

     FRANCHISE OWNER acknowledges that COMPANY will be irreparably harmed by any breach hereof, that monetary damages would be inadequate and that COMPANY shall have the right to have an injunction or other equitable remedies imposed in relief of, or to prevent or restrain, such breach. FRANCHISE OWNER agrees that COMPANY will not be required to post a bond to obtain any injunctive relief and that FRANCHISE OWNER's only remedy if an injunction is entered against FRANCHISE OWNER will be the dissolution of that injunction, if warranted, upon due hearing (all claims for damages by reason of the wrongful issuance of such injunction being expressly waived hereby). FRANCHISE OWNER agrees that COMPANY shall also be entitled to any and all other relief available under law or equity for such breach.

13.  RIGHTS OF PARTIES ARE CUMULATIVE.

     The rights of COMPANY and FRANCHISE OWNER hereunder are cumulative and no exercise or enforcement by COMPANY or FRANCHISE OWNER of any right or remedy hereunder shall preclude the exercise or enforcement by COMPANY or FRANCHISE OWNER of any other right or remedy hereunder or to which COMPANY or FRANCHISE OWNER is entitled by law.

14.  COSTS AND LEGAL FEES.

     Allocation of and the determination of responsibility for costs and legal fees incurred by the parties hereto in connection with this Agreement shall be governed by and subject to the terms, conditions, and restrictions of the Franchise Agreement as if this Agreement were incorporated therein.

15.  RELATIONSHIP OF PARTIES.

     This Agreement does not create a fiduciary relationship between the parties hereto. COMPANY and FRANCHISE OWNER are and shall be independent contractors, and nothing in this Agreement is intended to make either party a general or special agent, joint venturer, partner, or employee of the other for any purpose.

16.  GOVERNING LAW.

     This agreement and the relationship between the parties hereto will be governed by and construed in accordance with the internal laws of the State of Colorado, except that such state's choice of law and conflicts of law rules shall not apply and any franchise registration, disclosure, relationship or similar statute which may be adopted by the State of Colorado shall not apply unless its jurisdictional requirements are met independently without reference to this Section 16.

17.  JURISDICTION.

     FRANCHISE OWNER SHALL, AND COMPANY MAY, AT ITS OPTION, INSTITUTE ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY STATE COURT OF GENERAL JURISDICTION IN JEFFERSON COUNTY, COLORADO, OR THE UNITED STATES FEDERAL DISTRICT COURT FOR THE DISTRICT OF COLORADO, OR THE STATE COURT OF GENERAL JURISDICTION OR UNITED STATES FEDERAL DISTRICT COURT NEAREST TO COMPANY'S EXECUTIVE OFFICE AT THE TIME SUCH ACTION IS FILED. FRANCHISE OWNER IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT AND WAIVES ANY OBJECTION IT MAY HAVE TO EITHER THE JURISDICTION OR VENUE OF ANY SUCH COURT.

18.  LIMITATION OF LIABILITY.

     IN NO EVENT SHALL COMPANY BE LIABLE FOR SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES EVEN IF COMPANY HAS BEEN ADVISED OF THE POSSIBILITY THEREOF, OR FOR ANY LOST PROFITS OR ANY CLAIM AGAINST FRANCHISE OWNER BY ANY OTHER PARTY. COMPANY'S LIABILITY HEREUNDER FOR DAMAGES SHALL IN NO EVENT EXCEED THE TOTAL AMOUNT PAID BY FRANCHISE OWNER FOR SOFTWARE SUPPORT FEES DURING THE THREE MONTH PERIOD PRECEDING THE EVENT GIVING RISE TO THE CLAIM FOR DAMAGES. COMPANY SHALL NOT BE LIABLE FOR ANY

FAILURE TO PROVIDE ANY SERVICES REQUIRED HEREUNDER IF SUCH FAILURE IS DUE TO ANY CAUSE BEYOND ITS REASONABLE CONTROL.

19.  WAIVER OF JURY TRIAL.

     COMPANY AND FRANCHISE OWNER HEREBY IRREVOCABLY WAIVE TRIAL BY JURY ON ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER OF THEM.

20.  BINDING EFFECT.

     This Agreement is binding upon the parties hereto and their respective executors, administrators, heirs, assigns, and successors in interest, and shall not be modified, except by written agreement signed by both FRANCHISE OWNER and COMPANY.

21.  CONSTRUCTION.

     This Agreement constitutes a separate license to use the Licensed Program and all obligations hereunder are in addition to and cumulative with the obligations of FRANCHISE OWNER under the Franchise Agreement. Except as otherwise provided herein, nothing in this Agreement is intended, nor shall be deemed, to confer any rights or remedies upon any person or legal entity not a party hereto. The headings of the several sections and paragraphs hereof are for convenience only and do not define, limit, or construe the contents of such sections or paragraphs. The term "FRANCHISE OWNER" as used in this Agreement is applicable to one or more persons or entities as the case may be, and the singular usage includes the plural and the masculine and neuter usages include each other and the feminine. If two or more persons are at any time FRANCHISE OWNER hereunder, whether or not as partners or joint venturers, their obligations and liabilities to COMPANY shall be joint and several.

22.  NOTICES.

     All notices permitted or required to be delivered by the provisions of this Agreement shall be deemed so delivered at the time delivered by hand, one (1) business day after transmission by facsimile with proof of receipt, one (1) business day after being placed in the hands of a commercial courier service for overnight delivery, or three (3) business days after placement in the United States Mail by Registered or Certified Mail, Return Receipt Requested, postage prepaid and addressed to COMPANY at 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401, to the attention of the President, or at its most current principal business address of which FRANCHISE OWNER has been notified, or to FRANCHISE OWNER at FRANCHISE OWNER's most current principal business address of which COMPANY has been notified, as applicable. All payments required by this Agreement shall be directed to COMPANY at the above address, or to such other persons and places as

COMPANY may direct from time to time. Any required payment not actually received by COMPANY during regular business hours on the date due shall be deemed delinquent.

BOSTON CHICKEN, INC.                   _________________________________________
                                       FRANCHISE OWNER


By:_____________________________       By:______________________________________
 Name:__________________________        Name:___________________________________
 Title:_________________________        Title:__________________________________

                                   EXHIBIT O
                                    TO THE
                             BOSTON CHICKEN, INC.
                               OFFERING CIRCULAR
                               -----------------



                      OPERATIONS MANUAL TABLE OF CONTENTS
                      -----------------------------------

                               Operations Manual

                               Table of Contents

CHAPTER 1: CASH AND FINANCIAL RELATED ..................................................1.1
 Section 1: Transaction Processing......................................................1.3
   Payment by Cash......................................................................1.5
     Announcing Amount Tendered to a Customer...........................................1.5
     Counting Change Back to a Customer.................................................1.5
     Putting Bills in the Till..........................................................1.6
   Payment by Traveler's Check..........................................................1.6
   Payment by Check.....................................................................1.6
     Recording Customer Information.....................................................1.7
   Payment by Credit Card...............................................................1.7
     Credit Card Acceptance Guidelines..................................................1.8
     Processing a Credit Card Sale......................................................1.8
     Processing a Credit Card When the Credit Card Terminal is Not Working.............1.12
     Entering Manual Changes into Credit Card Terminal.................................1.15
     Important Telephone Numbers.......................................................1.15
   Payment by Gift Certificate.........................................................1.16
   Selling Gift Certificates...........................................................1.17
   Payment by Coupon...................................................................1.18
   Refunds.............................................................................1.19
     Processing a Refund...............................................................1.19
   Issuing a Receipt...................................................................1.19
 Section 2: Manual Transaction Processing..............................................1.21
    Processing Transactions Manually...................................................1.23
    Recovering from a Manual Operation.................................................1.23
 Section 3: Cash Administration....................................................... 1.25
   Cash Till Management................................................................1.27
     Cash Till Policies................................................................1.27
     Starting a Cashier's Shift: Beginning of the Day..................................1.28
     Changing a Cashier's Shift: Middle of the Day.....................................1.28
     Skimming the Cash Tills...........................................................1.29
     Paid-outs.........................................................................1.31
     Counting and Reconciling Cash Tills...............................................1.31
     Completing the Till Balancing Smart Form..........................................1.32
     What to Do with Cashier Reconciliation Paperwork..................................1.35
     Researching Cash Over/Shorts......................................................1.36
     Unannounced Cash Audits...........................................................1.37
   Gift Certificates...................................................................1.37
     Background........................................................................1.37
     Holiday Gift Certificate Program..................................................1.37
     Ordering Gift Certificates........................................................1.38
     Receiving Gift Certificates.......................................................1.39
   The Store Safe and Safe Fund........................................................1.42
     What Gets Locked in the Safe?.....................................................1.42
     What Is a Safe Fund?..............................................................1.42
     Maintaining Safe Fund Accountability..............................................1.44
     The Change Order..................................................................1.45
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
     Increases to the Store Safe Fund..................................................................1.45
   Bad Checks (NSF)................................................................................... 1.45
 Section 4: End-of-Day Cash, Credit Card, and Paperwork Activities..................................   1.47
   Preparing for the Close of Business................................................................ 1.49
   Counting and Declaring All Monies for the Day...................................................... 1.49
     Counting Currency and Coin........................................................................1.49
     Counting Checks and Gift Certificates.............................................................1.50
     Counting Manual Credit Card Receipts..............................................................1.50
     End-of-Day Credit Card Procedures.................................................................1.50
     Declaring End-of-Day Cash and End-of-Day Credit Cards.............................................1.52
   Making Out a Bank Deposit Slip..................................................................... 1.55
   Ordering Credit Card Supplies...................................................................... 1.56
   Securing the Day's Money........................................................................... 1.56
   Maintaining Bank Deposit Accountability............................................................ 1.57
   Paperwork to be Sent to the Boston Market Support Center........................................... 1.59
 Section 5: Financial and Statistical Reporting......................................................  1.67
   General Ledger Report.............................................................................. 1.69
 Section 6: Financial and Statistical Projections....................................................  1.71
   Sales and Forecasting smart form................................................................... 1.73
   Elements of the Sales and Forecasting smart form................................................... 1.75

CHAPTER 2: INVENTORY RELATED.........................................................................  2.1
 Section 1: Ordering Inventory......................................................................   2.3
   Order Cycles....................................................................................... 2.5
     Cycle Examples....................................................................................2.5
     Establish Order Cycle.............................................................................2.5
   PAR Levels......................................................................................... 2.6
     Paper PAR Table...................................................................................2.9
     PAR Level Guidelines..............................................................................2.9
   Five-Step Ordering Process......................................................................... 2.13
     Create Suggested Order............................................................................2.13
     Validate Suggested Order..........................................................................2.13
     Modify/Accept Order...............................................................................2.14
     View/Print Order Summary..........................................................................2.14
     Create/Print Purchase Orders......................................................................2.14
   Guidelines for Ordering Products................................................................... 2.14
     Food and Paper Items..............................................................................2.14
     Smallwares........................................................................................2.16
     Services..........................................................................................2.16
     Repairs...........................................................................................2.16
     Office Supplies...................................................................................2.17
 Section 2: Receiving Inventory......................................................................  2.19
   Preparing for the Shipment......................................................................... 2.21
   Arrival of the Shipment............................................................................ 2.21
     Attended Deliveries...............................................................................2.21
     Unattended Deliveries.............................................................................2.21
   Inspecting the Shipment: Non-meat.................................................................. 2.21
     Identity..........................................................................................2.22
     Quantity..........................................................................................2.22
     Expiration Date...................................................................................2.22
     Frozen Inventory Items............................................................................2.23
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
      Refrigerated Inventory Items.......................................   2.24
      Room Temperature Inventory Items...................................   2.25
    Produce Procedures and Specifications - Fully-Producing Stores.......   2.25
      Key Tips:  Shelf Life..............................................   2.25
      Ethylene Gas.......................................................   2.26
      Ice on Produce.....................................................   2.26
      Cooler Air Drafts..................................................   2.26
      Cooler Temperatures................................................   2.27
      Recrisping Or Saving Vegetables....................................   2.27
      Storage............................................................   2.27
    Produce Procedures and Specifications - Market Fresh Stores..........   2.34
      Market Fresh Produce Receiving Guidelines..........................   2.34
      Use-by Date........................................................   2.35
      Vacuum-Packed Produce..............................................   2.35
      Reasons for Rejecting Produce......................................   2.35
      Dry Storage........................................................   2.36
      Walk-In Cooler Storage Recommendations.............................   2.36
      Example of Walk-in Cooler Storage - Market Fresh Stores............   2.37
      Criteria for Receiving Market Fresh Produce........................   2.38
      Characteristics of Abuse...........................................   2.38
    Inspecting the Shipment: Chicken, Turkey, Ham, and Meat Loaf.........   2.39
      Quantity and Weight................................................   2.39
      Verify Invoice.....................................................   2.40
      Temperature........................................................   2.41
      Expiration Date - Unmarinated Chicken..............................   2.42
      Expiration Date - Pre-marinated Chicken/Cryovac-Packed Chicken.....   2.43
      "Use-by Date" - Turkey, Ham........................................   2.43
      Shelf Lives - Meat Loaf............................................   2.43
      Condition..........................................................   2.43
      Refusing Chicken, Turkey, Ham, or Meat Loaf........................   2.45
    Receiving Administration.............................................   2.46
      General............................................................   2.46
      Special Deliveries (Off Schedule)..................................   2.48
    Quality Standards....................................................   2.53
      Quality Identifier.................................................   2.53
      Notification.......................................................   2.53
      Remember...........................................................   2.53
    Credits, Invoice Adjustments, and Returns............................   2.54
      Creating Credit Invoices and Making Adjustments....................   2.54
    Pick-ups (Returns)...................................................   2.57
      General............................................................   2.57
      Invoice Adjustment Description.....................................   2.59
    Miscellaneous Issues.................................................   2.60
      Providing Keys for Unattended Delivery.............................   2.60
    Handling Vendor Inquiry on Status of Invoice Payment.................   2.61
    Period-End Invoice Reconciliation....................................   2.62
      Reconciling the Purchase Summary...................................   2.62
      Amount appears on General Ledger, but not on Purchase Summary......   2.62
      Amounts for same invoice appear on both Purchase Summary and on
        General Ledger, but do not agree.................................   2.63
      Account Code 4325 - Other..........................................   2.64
  Section 3: Storing Inventory...........................................   2.65
    Physical Placement of Food Inventory Items...........................   2.67
      Frozen Inventory Items.............................................   2.67
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
      Sourced Products...................................................   2.67
      Refrigerated Inventory Items.......................................   2.68
      Room Temperature Inventory Items...................................   2.69
    Checking and Maintaining Proper Temperature of Inventory Items.......   2.69
      Frozen Inventory Items.............................................   2.69
      Refrigerated Inventory Items.......................................   2.69
      Room Temperature Inventory Items...................................   2.70
      Thawing Sourced Product............................................   2.70
    Determining the Shelf Life and Expiration Date of Inventory Items....   2.70
      Inventory Items Labeled with Their Expiration Date or Use-by Date..   2.71
      Inventory Items Labeled with Their Delivery Date...................   2.71
      Frozen Inventory Items.............................................   2.72
      Sourced Inventory Items............................................   2.72
      Pot Pie Crusts Inventory...........................................   2.72
      Refrigerated Inventory Items.......................................   2.73
      Room Temperature Inventory Items...................................   2.73
    Storing Paper Goods..................................................   2.73
  Section 4: Performing a Physical Inventory.............................   2.75
    Preparing for a Physical Inventory...................................   2.77
    Conducting a Physical Inventory......................................   2.77
      More Helpful Hints for Conducting a Physical Inventory.............   2.79
    Inventory - IFC......................................................   2.79
      Count Inventory....................................................   2.79
      Enter Inventory Counts.............................................   2.79
      Confirm Entered Counts.............................................   2.80
    End-of-Week Processing...............................................   2.80
      Run End-of-Week Processing.........................................   2.80
      Confirm Sales......................................................   2.80
      Print and Analyze Weekly Performance Reports.......................   2.80
    Weekly Reports and Worksheets........................................   2.81
  Section 5: Wasting Product.............................................   2.83
    To Waste or Not to Waste.............................................   2.85
      Market Fresh Stores Only - Holding Unopened Product for Serving
        Next Day.........................................................   2.86
    Weighing Waste.......................................................   2.86
      Waste..............................................................   2.87
      Print and Complete Waste Worksheet.................................   2.87
      Enter Waste........................................................   2.87
      Review Waste Report................................................   2.87
    The Waste Worksheet..................................................   2.88

CHAPTER 3: PRODUCTION RELATED............................................   3.1
  Section 1: Cooking Schedule Smart Form.................................   3.3
    The Gross Sales and Spits Sold Report (Chicken)......................   3.5
      Calculating Spits Sold.............................................   3.5
    Determining How Much Chicken to Cook to Meet Sales...................   3.7
      Calculating a Usage Factor for Chicken.............................   3.7
      Using the Usage Factor to Determine the Number of Spits to Cook
        to Meet Sales Volume.............................................   3.8
    The Gross Sales and Breasts Sold Report (Turkey).....................   3.10
      Calculating Turkey Breasts Sold....................................   3 10
      Calculating a Usage Factor for Turkey..............................   3.10
      Scheduling Turkey Cooking..........................................   3.10
    Elements of the Cooking Schedule Smart Form..........................   3.12
    Adjusting and Maintaining the Cooking Schedule Smart Form............   3.17
      When Actual Sales are Less Than Sales Projection...................   3.18
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
    When Actual Sales are Greater Than Sales Projection...................................................3.18
Section 2: Chicken and Turkey Handling....................................................................3.19
  Marination #1 Procedure.................................................................................3.21
    Wearing Gloves and Vinyl Apron........................................................................3.21
    Preparing Marinade #1.................................................................................3.21
    Marinating the Chicken................................................................................3.22
    Storing and Dating the Chicken........................................................................3.23
    Cleaning the Chicken Handling Area and Equipment......................................................3.25
  Marination #2 Procedure.................................................................................3.25
    Determining the Day's Chicken Cooking Needs...........................................................3.25
    Wearing Gloves and Vinyl Apron........................................................................3.26
    Mixing Marinade #2....................................................................................3.26
    Marinating the Chicken................................................................................3.26
  Pre-Marinated Chicken Procedure - Marination #3.........................................................3.27
    Determining the Day's Chicken Cooking Needs...........................................................3.27
    Mixing the Marinade (M3) for Pre-Marinated Chicken....................................................3.28
    Marinating the Pre-Marinated Chicken..................................................................3.29
    Shelf Life............................................................................................3.29
  Marination #4 Procedure.................................................................................3.30
    Shelf Life............................................................................................3.30
  Chicken Spitting Procedure Using Traditional Spits......................................................3.31
    Preparing the Spit for the Chicken....................................................................3.31
    Placing the Chicken on the Spit.......................................................................3.32
    Storing and Dating the Chicken........................................................................3.34
  Chicken Spitting Procedure Using V-Spits................................................................3.34
    Chicken to be Spit....................................................................................3.34
    Wearing Gloves and Vinyl Apron........................................................................3.34
  Trussing Procedure......................................................................................3.35
  Marinating the Chicken Using V-Spits....................................................................3.37
  Placing the Chicken on the V-Spit.......................................................................3.37
    V-Spitting............................................................................................3.39
  Spitting Fewer Than 4 Chickens on a Spit................................................................3.40
  Turkey Basketing Procedures.............................................................................3.40
    Preparing for Turkey Basketing........................................................................3.40
    Placing the Turkey in the Basket......................................................................3.41
    Cleaning the Handling Area and Equipment..............................................................3.44
Section 3: Chicken and Turkey Cooking.....................................................................3.45
  Old Hickory Ovens.......................................................................................3.47
    Preparing to Load.....................................................................................3.47
    Gas Controls..........................................................................................3.48
    Oven Settings.........................................................................................3.49
    Loading the Rotisserie................................................................................3.50
    Rotating the Spits and Baskets........................................................................3.54
    Speed-Cooking Chicken.................................................................................3.57
    Finished Product Standards............................................................................3.59
    Unloading an Oven.....................................................................................3.61
    Holding Cooked Chicken and Turkey.....................................................................3.61
  Planetary Ovens.........................................................................................3.64
    Glossary of Terms.....................................................................................3.64
    Preparing to Load.....................................................................................3.66
    Finished Product Standards............................................................................3.68
    Oven Unloading Procedure..............................................................................3.69
    Combined Chicken and Turkey Cooking Procedure.........................................................3.70
    Holding Cooked Chicken and Turkey.....................................................................3.71
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
Section 4: Chicken Cutting.............................................................................. 3.73
  How Much Chicken to Cut............................................................................... 3.75
  Removing Chickens from the Spit....................................................................... 3.76
    Removing the End Skewer from the Spit............................................................... 3.76
    Sliding the Chickens from the Spit.................................................................. 3.77
    Separating the Skewers from the Chicken............................................................. 3.77
  Removing Chickens from a V-Spit....................................................................... 3.77
    Removing the Trussing String........................................................................ 3.78
  Cutting the Chicken................................................................................... 3.78
    Cutting the Chicken in Half......................................................................... 3.78
    Cutting the Chicken into Quarters................................................................... 3.79
    Maintaining Product Standards....................................................................... 3.79
Section 5: Turkey Carving............................................................................... 3.81
  How Much Turkey to Carve.............................................................................. 3.83
  Removing Turkeys from the Basket...................................................................... 3.83
  Carving the Turkey.................................................................................... 3.84
  Turkey Re-use......................................................................................... 3.84
    Storing Turkey for Sandwiches....................................................................... 3.84
    Recording of Waste.................................................................................. 3.85
    Troubleshooting..................................................................................... 3.85
Section 6: Chicken - Other Sources...................................................................... 3.87
  Picking Hot Chicken (for Chicken Soup and Pot Pies)................................................... 3.89
    Setting Up for Picking Hot Chicken.................................................................. 3.89
    Picking the Chicken................................................................................. 3.89
    Storing Picked Chicken.............................................................................. 3.90
    Cleaning Up......................................................................................... 3.91
  Picking Cold Chicken.................................................................................. 3.91
  Picking Oven Roasted Breast Meat...................................................................... 3.92
    Setting Up to Pick Oven Roasted Breasts............................................................. 3.92
    Picking the Oven Roasted Breasts.................................................................... 3.93
    Storing Picked Oven Roasted Breasts................................................................. 3.93
    Cleaning Up......................................................................................... 3.93
    Preparing Products.................................................................................. 3.94
    Blending Oven Roasted Breast Meat and In-House Picked Chicken....................................... 3.95
    Picking Heated Oven Roasted Breast Meat............................................................. 3.96
Section 7: Turkey Picking............................................................................... 3.97
  Picking Cold Turkey................................................................................... 3.99
    Setting Up to Pick Cold Turkey...................................................................... 3.99
    Picking Cold Turkey Breasts......................................................................... 3.99
  Storing Picked Turkey Breasts.........................................................................3.100
  Cleaning up...........................................................................................3.100
Section 8: Ham Holding and Carving......................................................................3.101
  Ham Holding Procedures................................................................................3.103
  Ham Carving Information...............................................................................3.103
  Recording of Waste....................................................................................3.105
  End-of-Night Procedures...............................................................................3.105
Section 9: Production Scheduling........................................................................3.107
  Understanding the Usage Factor Calculation Smart Form.................................................3.109
  Elements of the Usage Factor Calculation Smart Form...................................................3.109
    Completing the Usage Factor Calculation Smart Form..................................................3.109
  Understanding the Production Scheduling Smart Form....................................................3 111
  Elements of the Production Scheduling Smart Form......................................................3.112
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
  Completing the Production Scheduling Smart Form.......................................................3.114
    Usage Factor for Side Items.........................................................................3.116
    Build-To Level......................................................................................3.117
    Beginning Inventory.................................................................................3.118
    Need to Prepare.....................................................................................3.118
    Number of Recipes to Prepare........................................................................3.119
    Initials of Preparer................................................................................3.120
    Actual Yield........................................................................................3.120
  Ending Inventory: Counting Finished Product...........................................................3.120
    Today's Usage: Calculating Daily Usage..............................................................3.121
  Setting Up Production Schedule Priorities - Fully-Producing Stores....................................3.121
  Completing the Market Fresh Assembly Worksheet........................................................3.123
  Product Assembly Tasks................................................................................3.123
Section 10: Vegetable Production Chart Smart Form.......................................................3.127
  Elements of the Vegetable Production Chart Smart Form.................................................3.129
  Completing the Vegetable Production Chart Smart Form..................................................3.129
Section 11: Managing Backup Production..................................................................3.133
  Introduction to the Backup Position...................................................................3.135
  General Backup Procedures.............................................................................3.135
  Determining Product Usage by Hour.....................................................................3.136
  Product Usage by Hour Smart Form......................................................................3.137
  Elements of the Product Usage by Hour Smart Form......................................................3.139
    Container Factor....................................................................................3.139
  Completing the Product Usage by Hour Smart Form.......................................................3.140
  Build-To: Maintaining Backup Product Levels...........................................................3.141
    High Volume/Long Cook Time..........................................................................3.141
    High Volume/Short Cook Time.........................................................................3.141
    Low Volume/Long Cook Time...........................................................................3.142
    Low Volume/Short Cook Time..........................................................................3.142
Section 12: Product Merchandising.......................................................................3.143
  Guidelines............................................................................................3.145
  Cold Side Items.......................................................................................3.146
  Hot Side Items........................................................................................3.147
Section 13: Carver Sandwiches...........................................................................3.149
  Sandwich Mix Report...................................................................................3.151
  Station Setup and Planning............................................................................3.153
    Assembly Line Production............................................................................3.153
    Sandwich Station Top and Cooler Layout..............................................................3.153
    Station Guides......................................................................................3.153
  Staffing..............................................................................................3.154
  Station Flow..........................................................................................3.154
    Retail..............................................................................................3.154
    Drive-thru..........................................................................................3.155
  Communication.........................................................................................3.156
    Server to Sandwich Maker............................................................................3.156
    Sandwich Maker to Carver and Sandwich Maker.........................................................3.156
  Sandwich Station Responsibilities.....................................................................3.157
    2-Person Station....................................................................................3.157
    3-Person Station....................................................................................3.158
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
CHAPTER 4: EMPLOYEE RELATED.............................................................................. 4.1
 Section 1: Sourcing..................................................................................... 4.3
   You Are the Employer.................................................................................. 4.5
   Determining Needs..................................................................................... 4.5
   Store Staffing........................................................................................ 4.5
   Recruiting Philosophy................................................................................. 4.6
   Recruiting Process.................................................................................... 4.6
   Sourcing Strategies and Tools (Also Refer to the Hourly Selection Administration Binder).............. 4.7
     Internal Referrals.................................................................................. 4.7
     Newspaper Ads....................................................................................... 4.7
     Alternative Publications............................................................................ 4.8
     Public Signs and Ads................................................................................ 4.8
     Media Ads........................................................................................... 4.8
     Malls............................................................................................... 4.8
     Mailing Inserts..................................................................................... 4.8
     New Residents....................................................................................... 4.9
     High Schools and Jr. High Schools................................................................... 4.9
     Colleges and Universities........................................................................... 4.9
     Technical, Vocational, and Trade Schools............................................................4.10
     State and Federal Programs..........................................................................4.10
     Community Organizations and Locations...............................................................4.10
     Career Fairs and Open Houses........................................................................4.10
     Competition.........................................................................................4.10
     Direct Mail.........................................................................................4.11
     Media on the Move...................................................................................4.11
     Point of Sale.......................................................................................4.11
     Boston Market Logo Materials........................................................................4.11
 Section 2: Selection Process............................................................................4.15
   Store Interview Times.................................................................................4.17
   Interview Tips........................................................................................4.17
   Acceptable Interview Questions........................................................................4.18
   Employee Selection....................................................................................4.22
   Employment Application................................................................................4.22
     Information Sheet...................................................................................4.25
     Screen..............................................................................................4.25
     Written Tests.......................................................................................4.25
     Patterned Interview.................................................................................4.25
     Telephone Reference Check Categories................................................................4.25
     Employment Verification Guidelines..................................................................4.26
     Reasons for Rejecting Candidates....................................................................4.28
     Suggested Verbal Turnoffs...........................................................................4.28
 Section 3: Extending an Offer and Making the Hire.......................................................4.29
   Compensation..........................................................................................4.31
     Wage Surveys........................................................................................4.31
   Employment Categories.................................................................................4.33
   Making the Offer......................................................................................4.33
     Confidentiality.....................................................................................4.34
   Orientation...........................................................................................4.40
     New Employee Paperwork..............................................................................4.41
     Dress and Grooming Standards........................................................................4.53
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
 Section 4: Performance Management........................................................................4.57
   Hourly Employee Job Descriptions.......................................................................4.59
     Back-of-House (regular store)........................................................................4.59
     Front-of-House (regular store).......................................................................4.61
     F.A.S.T. Track/TM/...................................................................................4.62
     Flagship Positions...................................................................................4.65
     Flagship Customer Service Representative.............................................................4.67
   Hourly Employee Performance Appraisal..................................................................4.69
   Talk-to-Me - Managing for Optimal Performance..........................................................4.71
     Introduction.........................................................................................4.71
     "Positioning"........................................................................................4.71
     The Positioning Card.................................................................................4.72
     Elements of the Positioning Card: Front Side.........................................................4.73
     Shift Focus..........................................................................................4.74
     Elements of the Positioning Card: Back Side..........................................................4.75
   How to Position an Employee Using Talk-to-Me...........................................................4.75
     Talking into Position................................................................................4.75
     Talking Through Position.............................................................................4.76
     Talking Out of Position..............................................................................4.76
     Other Ideas for Positioning..........................................................................4.76
   Termination............................................................................................4.77
 Section 5: Legal Issues..................................................................................4.79
   Americans with Disabilities Act (ADA) Compliance.......................................................4.81
     What ADA Means to the Manager........................................................................4.81
   Equal Employment Opportunity (EEO).....................................................................4.82
   I-9 Reporting..........................................................................................4.82
     Employees Who Are Rehired............................................................................4.83
     Acceptable Documents for Employment Eligibility......................................................4.83
   Application Holding Times..............................................................................4.85
   Worker's Compensation..................................................................................4.85
   Employee Leave.........................................................................................4.85
     Family and Medical Leave.............................................................................4.86
   Employment of Minors...................................................................................4.86
   Harassment.............................................................................................4.86
   State and Federal Labor Law Posters....................................................................4.87
 Section 6: Payroll Processing............................................................................4.89
   Employee Files.........................................................................................4.91
     Active/Inactive Employee Files.......................................................................4.91
   New Store Pre-Opening..................................................................................4.92
   Processing Employee Personal Data (PSAs)...............................................................4.92
     New Hire/Rehire/Transfer from Another C0.............................................................4.93
     Personal Change......................................................................................4.93
     Job and/or Rate Change...............................................................................4.93
     Termination..........................................................................................4.93
     Transfer to Another Store............................................................................4.93
     Leave of Absence.....................................................................................4.94
     Exceptions...........................................................................................4.94
   Processing Employee Pay Data (Payroll Hours to be Paid)................................................4.95
     Automated Payroll Hours (ReMACS).....................................................................4.95
     Payroll Call.........................................................................................4.95
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
     Valid ADP Hours/Earnings Codes....................................................................... 4.96
   Processing Borrowed Employees.......................................................................... 4.97
     Validating Your Payroll.............................................................................. 4.97
   Validating New Hires, Rate Changes, and File Numbers................................................... 4.99
   Processing Miscellaneous Paperwork..................................................................... 4.99
     Direct Deposit....................................................................................... 4.99
     Wage Attachments/Garnishments........................................................................4.100
     Group Insurance Election Forms (Medical, Dental, Flexmed, Flexcare, and Voluntary Life)..............4.100
     Stop Payments........................................................................................4.100
     W-2s.................................................................................................4.100
   Troubleshooting........................................................................................4.100
   Sample Forms...........................................................................................4.102

CHAPTER 5: CUSTOMER RELATED...............................................................................  5.1
 Section 1: Philosophies..................................................................................  5.3
   Exceeding Customer Expectations........................................................................  5.5
   Lifetime Value of a Customer...........................................................................  5.5
   Moments of Truth.......................................................................................  5.6
   The Internal Customer..................................................................................  5.7
   Bending the Rules......................................................................................  5.8
 Section 2: Personal Customer Service.....................................................................  5.9
   Greet.................................................................................................. 5.11
     A Boston Market Welcome.............................................................................. 5.11
     Shoppers............................................................................................. 5.12
     Roles of the Greeter................................................................................. 5.12
     Recognizing Regular Customers........................................................................ 5.14
     Selecting the Greeter................................................................................ 5.15
   Serve.................................................................................................. 5.15
     Menu Knowledge: If You Don't Know It, You Can't Sell It!............................................. 5.15
     Extras and Substitutions............................................................................. 5.16
     Giving Customers the Best Value...................................................................... 5.16
     Suggestive Selling................................................................................... 5.17
     Descriptive Adjectives............................................................................... 5.22
     Ensuring Food Quality................................................................................ 5.23
     Portioning to Be Proud Of............................................................................ 5.23
     Sandwiches........................................................................................... 5.23
     Speed/Efficiency..................................................................................... 5.29
     Special Requests..................................................................................... 5.30
   Thank.................................................................................................. 5.30
     Be Sincere........................................................................................... 5.30
     Be Warm and Friendly................................................................................. 5.30
 Section 3: Customer Contact by Phone..................................................................... 5.31
   Phone Etiquette........................................................................................ 5.33
     Answering the Phone.................................................................................. 5.33
   Phone Orders........................................................................................... 5.34
     Using the Phone Order Pad............................................................................ 5.34
     Suggestive Selling................................................................................... 5.35
     Verifying the Order and Thanking the Customer........................................................ 5.35
     Filling the Order.................................................................................... 5.36
 Section 4: Service Systems............................................................................... 5.37
   Server to Cashier...................................................................................... 5.39
     Server Responsibilities.............................................................................. 5.39
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
     Cashier Responsibilities..............................................................................5.39
     Dine-in or Carry-out?.................................................................................5.40
   One on One..............................................................................................5.40
 Section 5: Packaging......................................................................................5.41
   Types of Containers.....................................................................................5.41
     3-Compartment Plate and Lid...........................................................................5.43
     Salad Platter and Lid.................................................................................5.43
     Logo Containers.......................................................................................5.43
     Foil Containers.......................................................................................5.43
     Plastic Containers....................................................................................5.44
     Logo Paper Cups.......................................................................................5.44
     Bulk Cutlery..........................................................................................5.44
     Carry-out Bags........................................................................................5.45
     Carry-out Plates......................................................................................5.45
   Transporting a Quality Product..........................................................................5.46
   Often-Asked Questions about Packaging...................................................................5.47
 Section 6: Evaluating the Customer Experience.............................................................5.49
   Walk the Customer Pathway...............................................................................5.51
   Clock Service Times.....................................................................................5.52
   Poll Mystery Shoppers...................................................................................5.52
 Section 7: Handling Customer Feedback.....................................................................5.55
   Handling a Compliment and a Request for Information.....................................................5.57
   Handling Customer Complaints............................................................................5.57
     Act Immediately.......................................................................................5.58
     Listen Attentively....................................................................................5.58
     Apologize and Empathize...............................................................................5.58
     Solve.................................................................................................5.59
     Follow Up.............................................................................................5.59
   Handling Exception Situations...........................................................................5.59
     Expired Coupons.......................................................................................5.59
     Food-Related Illness..................................................................................5.60
     Customers with Disabilities...........................................................................5.60
     Entree Stress.........................................................................................5.60
   The Boston Market Customer Service Number (1-800-365-7000)..............................................5.61
     Purpose to Market Partners/Store Managers.............................................................5.61
     Purpose to the Boston Market Support Center...........................................................5.62
     Customer Call Process.................................................................................5.62
     Quality Hotline Service Number........................................................................5.63

CHAPTER 6: EQUIPMENT AND FACILITIES RELATED................................................................ 6.1
 Section 1: Cleaning and Sanitation Overview............................................................... 6.3
   Cleaning Versus Sanitizing.............................................................................. 6.5
     Cleaning.............................................................................................. 6.5
     Sanitizing............................................................................................ 6.5
   Principles of Washing, Rinsing, and Sanitizing.......................................................... 6.6
   Daily Sanitation Requirements........................................................................... 6.7
     Calibrating Biotherm Thermometers..................................................................... 6.8
     Calibrating Digital Thermometers...................................................................... 6.8
     Sanitizing Thermometers............................................................................... 6.9
   Biological Hazards...................................................................................... 6.9
     Cross-Contamination................................................................................... 6.9
     Danger Zone...........................................................................................6.11
     Foodborne Illness.....................................................................................6.12
   Jefco's Recommended Cleaning Chemicals..................................................................6.13
   Optional Cleaning Chemicals.............................................................................6.14

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

  Chemical Hazards.......................................................................................6.14
   Definition............................................................................................6.14
   Avoidance.............................................................................................6.14
  Physical Hazards.......................................................................................6.15
   Definition............................................................................................6.15
   Avoidance.............................................................................................6.16
  Jefco's Recommended Cleaning Tools.....................................................................6.16
   Brooms................................................................................................6.16
   Buckets, Mops, and Signs..............................................................................6.17
   Brushes...............................................................................................6.17
   Spray Bottles.........................................................................................6.17
   Scrub Pads and Towels.................................................................................6.17
   Miscellaneous.........................................................................................6.18
Section 2: Repair and Maintenance Overview...............................................................6.l9
  Repair Overview........................................................................................6.21
   Troubleshooting Prior to Making a Repair Call.........................................................6.21
   Types of Repair Calls.................................................................................6.21
   Inspecting Quality of Work Completed..................................................................6.22
  Maintenance Overview...................................................................................6.22
  Fire Up/Fire Down Schedule.............................................................................6.23
Section 3: How to Operate, Clean, Maintain, and Troubleshoot Food-Related Equipment......................6.25
  Can Opener Edlund......................................................................................6.29
   Operation.............................................................................................6.29
   Daily Cleaning........................................................................................6.29
   Troubleshooting.......................................................................................6.29
  Coffee Maker Bloomfield 8780-BC........................................................................6.30
   Startup...............................................................................................6.30
   Operation for Coffee..................................................................................6.30
   Operating of Hot Water Dispenser......................................................................6.31
   Cleaning..............................................................................................6.31
   Maintenance...........................................................................................6.31
   Troubleshooting.......................................................................................6.32
   Warranty..............................................................................................6.32
  Coffee Dispensers Bloomfield - 7750BC..................................................................6.33
   Startup...............................................................................................6.33
   Operation.............................................................................................6.33
   Cleaning..............................................................................................6.33
   Maintenance...........................................................................................6.34
   Troubleshooting.......................................................................................6.34
  Cold Food Case Nax # 1.5 VRM 950RP.....................................................................6.35
   Parts Identification..................................................................................6.35
   Setup.................................................................................................6.36
   Operation.............................................................................................6.36
   Cleaning..............................................................................................6.36
   Closing...............................................................................................6.37
   Maintenance...........................................................................................6.37
   Troubleshooting.......................................................................................6.38
   Warranty..............................................................................................6.38
  Convection Oven Blodgett Model - #DFG-100 DBL-BM.......................................................6.39
   Parts Identification..................................................................................6.39
   Startup...............................................................................................6.40
   Operation.............................................................................................6.41
   Cleaning..............................................................................................6.41
   Planned Maintenance...................................................................................6.42
   Troubleshooting.......................................................................................6.42

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

   Warranty..............................................................................................6.42
  Cook & Hold Unit Winston C-VAP CA7509..................................................................6.43
   Startup...............................................................................................6.44
   Delay Cycle...........................................................................................6.45
   Operation.............................................................................................6.45
   Cleaning - Daily......................................................................................6.46
   Cleaning - Weekly.....................................................................................6.47
   Planned Maintenance...................................................................................6.47
   Warranty..............................................................................................6.48
   Troubleshooting.......................................................................................6.48
  Cook & Hold Unit with Preset Buttons...................................................................6.49
   Winston C-VAP CA7507..................................................................................6.49
  Cutting Board - Boos Maple Wood and Poly Slice.........................................................6.51
   Cleaning..............................................................................................6.51
   Treating Maple Wood...................................................................................6.51
  New Cut/Carve Sandwich Station - Custom................................................................6.52
   Startup Temperature Settings..........................................................................6.52
   Plan View (Right-Hand Station) and Front Elevation....................................................6.52
   Opening Procedure.....................................................................................6.54
   Stocking of Tins/Bags.................................................................................6.55
   Closing Procedure.....................................................................................6.55
   Maintenance...........................................................................................6.56
   Troubleshooting.......................................................................................6.56
  Cutting Station - Craft Mfg. Custom....................................................................6.57
   Setup.................................................................................................6.57
   Cutting Station Cleaning..............................................................................6.58
   Cutting Board Cleaning................................................................................6.58
   Heating Lamp Cleaning.................................................................................6.59
   Skewers Cleaning......................................................................................6.59
   Spits and Baskets Cleaning............................................................................6.59
   Trash Barrel Cleaning.................................................................................6.60
   Maintenance...........................................................................................6.60
   Troubleshooting.......................................................................................6.60
   Warranty..............................................................................................6.61
  Dining Room Tables and Chairs..........................................................................6.62
   Cleaning..............................................................................................6.62
  Dining Room Trays......................................................................................6.63
   Cleaning..............................................................................................6.63
   Alternate Cleaning during Peak Periods................................................................6.63
  Electric Timer: NCC (National Controls Corp.)..........................................................6.64
   Startup...............................................................................................6.64
   Operation.............................................................................................6.64
   Check Operating Mode..................................................................................6.65
   Entering the Programming Mode.........................................................................6.65
   Entering the Reprogramming Mode.......................................................................6.66
   Reprogramming the Cooking Time........................................................................6.66
   Switching Program Assignments.........................................................................6.67
   Using the Self-Test Mode..............................................................................6.68
   Exiting the Program Mode..............................................................................6.68
   Warranty..............................................................................................6.68
  Exhaust Hoods Captive-Aire.............................................................................6.69
   Startup...............................................................................................6.69
   Cleaning..............................................................................................6.69
   Maintenance...........................................................................................6.69

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

   Troubleshooting.......................................................................................6.70
   Warranty..............................................................................................6.70
  Food Processor - Hobart #FP-100-BM.....................................................................6.71
   Startup...............................................................................................6.71
   Operation.............................................................................................6.72
   Safety................................................................................................6.72
   Cleaning..............................................................................................6.73
   Food Processor Maintenance............................................................................6.74
   Plate Maintenance.....................................................................................6.74
   Troubleshooting.......................................................................................6.75
   Warranty..............................................................................................6.75
  Food Warmer - A.P.W. #W3...............................................................................6.76
   Startup...............................................................................................6.76
   Operation.............................................................................................6.76
   Cleaning..............................................................................................6.77
   Troubleshooting.......................................................................................6.77
   Warranty..............................................................................................6.77
  Wells Warmer - Model #SS206ULTD........................................................................6.78
   Startup...............................................................................................6.78
   Operation.............................................................................................6.78
   Cleaning..............................................................................................6.79
   Troubleshooting.......................................................................................6.79
   Warranty..............................................................................................6.79
  Gas Hoses..............................................................................................6.80
   Disconnecting the Gas Line............................................................................6.80
   Reconnecting the Gas Line.............................................................................6.80
   Weekly................................................................................................6.80
  Heat Lamp Over Cut Station - Hatco #GRAIHL-54D.........................................................6.81
   Startup...............................................................................................6.81
   Cleaning..............................................................................................6.81
   Troubleshooting.......................................................................................6.82
   Warranty..............................................................................................6.82
  Holding Cabinets - Alto-Shaam # 500-S/STD & # 1000 UP/P................................................6.83
   Parts Identification..................................................................................6.83
   Startup...............................................................................................6.83
   Operation.............................................................................................6.84
   Cleaning..............................................................................................6.84
   Maintenance...........................................................................................6.85
   Troubleshooting.......................................................................................6.85
   Warranty..............................................................................................6.86
  Holding Cabinet - Cleveland Model BMW-334..............................................................6.87
   Description...........................................................................................6.87
   Controls..............................................................................................6.87
   Startup...............................................................................................6.87
   Operations............................................................................................6.88
   Cleaning - General....................................................................................6.88
   Cleaning - Daily......................................................................................6.89
   Cleaning - Weekly.....................................................................................6.89
   Maintenance...........................................................................................6.90
   Troubleshooting.......................................................................................6.90
   Warranty..............................................................................................6.91
  Holding Cabinets - Seco Model #711-4144................................................................6.92
   Startup...............................................................................................6.92
   Operation.............................................................................................6.92

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

   Cleaning - Daily.........................................................6.93
   Cleaning - Weekly........................................................6.93
   Maintenance..............................................................6.94
  Holding Cabinets - Winston C-VAP HA4507...................................6.95
   Startup..................................................................6.95
   Operation................................................................6.96
   Cleaning - Daily.........................................................6.96
   Cleaning - Weekly........................................................6.97
   Maintenance..............................................................6.97
   Troubleshooting..........................................................6.98
   Warranty.................................................................6.98
  Holding Drawer - Winston HB 3503..........................................6.99
   Startup..................................................................6.99
   Operation...............................................................6.100
   Cleaning................................................................6.100
   Maintenance.............................................................6.101
   Troubleshooting.........................................................6.102
   Warranty................................................................6.102
  Hot Food Case - Nax # 2.5 RNW 950RP......................................6.103
   Startup.................................................................6.103
   Operation...............................................................6.103
   Cleaning................................................................6.104
   Maintenance.............................................................6.104
   Troubleshooting.........................................................6.105
   Warranty................................................................6.106
  Hussmann Hot and Cold Food Display Cases - Boston Market Model ESC/ESH...6.107
   Startup.................................................................6.107
   Operation Tips..........................................................6.107
   Shutdown................................................................6.108
   Cleaning................................................................6.109
   Maintenance.............................................................6.109
  Ice Machine - Hoshizaki #KM800MRE/URCIZE.................................6.112
   Startup.................................................................6.112
   Operation...............................................................6.112
   Cleaning................................................................6.112
   Maintenance.............................................................6.112
   Troubleshooting.........................................................6.113
   Warranty................................................................6.113
   Ice Machine - Beverage Station..........................................6.113
  Kettles-Cleveland - #24GM-200-K6 Boiler-based............................6.114
   Startup.................................................................6.114
   Operation...............................................................6.115
   Pasta Basket for Kettle.................................................6.115
   Cleaning................................................................6.116
   Maintenance.............................................................6.117
   Troubleshooting.........................................................6.117
   Warranty................................................................6.117
  Kettles-Cleveland #SD-650-K12-BC - Direct Steam..........................6.118
   Startup.................................................................6.118
   Operation...............................................................6.118
   Cleaning................................................................6.119
   Maintenance.............................................................6.120
   Troubleshooting.........................................................6.120
   Warranty................................................................6.120
  Kettles-Groen TDH/40-SP..................................................6.121
   Startup.................................................................6.121
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

   Operation...............................................................6.121
   Cleaning................................................................6.122
   Maintenance.............................................................6.123
   Troubleshooting.........................................................6.123
   Warranty................................................................6.124
  Lemonade Dispenser-Jet Spray Model # EJ1.................................6.125
   Startup.................................................................6.125
   Maintenance.............................................................6.126
   Troubleshooting.........................................................6.127
   Warranty................................................................6.127
  Mixer 80-Qt-Hobart #L-800-2A-BC..........................................6.128
   Startup.................................................................6.128
   Operation...............................................................6.128
   Cleaning................................................................6.129
   Maintenance.............................................................6.129
   Troubleshooting.........................................................6.130
   Warranty................................................................6.130
  Planetary Ovens - BMR-32.................................................6.131
   Startup.................................................................6.131
   Control Panel Operation.................................................6.131
   Cleaning - Daily........................................................6.133
   BMR32 Vent Cleaning Procedure...........................................6.134
   Cleaning - Monthly......................................................6.135
   Maintenance.............................................................6.136
   Troubleshooting Guide...................................................6.137
   Warranty................................................................6.138
  Post Mix System 41407....................................................6.139
   Operations..............................................................6.139
   Cleaning - Daily........................................................6.139
   Cleaning - Weekly.......................................................6.140
   Cleaning - Monthly......................................................6.140
   Changing a Bag in a Box.................................................6.140
   Cleaning Syrup Line Connectors..........................................6.141
   Maintenance.............................................................6.141
   Troubleshooting.........................................................6.142
   Warranty................................................................6.145
  Potato Wedger-Nemco Model #N55450-8......................................6.146
   Startup.................................................................6.146
   Operation...............................................................6.146
   Cleaning................................................................6.147
   Maintenance.............................................................6.147
   Warranty................................................................6.147
  Power Soak Dish Sink System Metcraft Model BM - 1400/ 1401...............6.148
   Introduction............................................................6.148
   Startup.................................................................6.148
   Changing Tank Water.....................................................6.149
   Operation...............................................................6.149
   Cleaning................................................................6.151
   Maintenance.............................................................6.151
   Troubleshooting.........................................................6.152
   Authorized Service Information..........................................6.152
   Warranty................................................................6.153
  Reach-in Refrigerators and Freezers-McCall...............................6.154
   Startup.................................................................6.154
   Cleaning................................................................6.154
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

   Maintenance.............................................................6.154
   Troubleshooting.........................................................6.155
   Warranty................................................................6.155
  Refrigerator-Undercounter-Beverage-Air #UCR27-25.........................6.156
   Startup.................................................................6.156
   Operation...............................................................6.156
   Cleaning................................................................6.156
   Maintenance.............................................................6.157
   Troubleshooting.........................................................6.157
   Warranty................................................................6.158
  Rotisserie Ovens-Old Hickory Model - # N7G-R (right) or # N7G-L (left)...6.159
   Startup.................................................................6.159
   Operation...............................................................6.160
   Cleaning................................................................6.160
   Maintenance.............................................................6.163
   Troubleshooting.........................................................6.163
   Warranty................................................................6.163
  Sandwich Station-Beverage-Air Model - # SUR-48-8C and # SUR-60-8C........6.164
   Startup.................................................................6.164
   Operation...............................................................6.164
   Cleaning................................................................6.165
   Maintenance.............................................................6.165
   Troubleshooting.........................................................6.165
   Warranty................................................................6.166
  Sinks/Grease Traps.......................................................6.167
   Troubleshooting.........................................................6.167
   Maintenance.............................................................6.167
  Slotted Steam Riser - Model #VSP-1.......................................6.168
   Setup...................................................................6.168
   Startup.................................................................6.168
   Operation...............................................................6.169
   Cleaning................................................................6.169
   Troubleshooting.........................................................6.170
   Warranty................................................................6.170
  Soup Kettles-Tomlinson Model #28-600-76..................................6.171
   Startup.................................................................6.171
   Operation...............................................................6.171
   Cleaning................................................................6.171
   Troubleshooting.........................................................6.172
   Warranty................................................................6.172
  Spit Table-Craft Mfg. Custom.............................................6.173
   Setup...................................................................6.173
   Cleaning................................................................6.173
  Spits, Baskets, and V-spits..............................................6.174
   Cleaning................................................................6.174
  Steamer-Cleveland #24-CGP- 10-BC.........................................6.175
   Startup.................................................................6.175
   Operation...............................................................6.175
   Cleaning................................................................6.177
   Maintenance.............................................................6.178
   Troubleshooting.........................................................6.179
   Warranty................................................................6.180
  Steamer-Cleveland #24-CGM-200............................................6.181
   Startup.................................................................6.181
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

   Operation...............................................................6.181
   Cleaning................................................................6.183
   Maintenance.............................................................6.184
   Troubleshooting.........................................................6.185
   Warranty................................................................6.186
  Tea Brewer-Bloomfield - 878lBC...........................................6.187
   Setup...................................................................6.187
   Operation...............................................................6.188
   Cleaning................................................................6.189
   Maintenance.............................................................6.189
   Troubleshooting.........................................................6.192
   Warranty................................................................6.192
  Tea Urns-Bloomfield 8699BC...............................................6.193
   Urn Cleaning............................................................6.193
   Faucet Cleaning - Daily.................................................6.193
   Faucet Cleaning - Weekly................................................6.194
  Tea Urns - NuCo..........................................................6.196
   Cleaning................................................................6.196
  Thermometer-Bi-therm.....................................................6.197
   Setup...................................................................6.197
   Cleaning................................................................6.197
  Digital Thermometer Atkins #33032-F......................................6.199
   Operation...............................................................6.199
   Probe Removal...........................................................6.199
   Probe Storage...........................................................6.199
   Recalibration...........................................................6.200
  Walk-In Cooler/Freezer-Kolpak Custom.....................................6.201
   Setup...................................................................6.201
   Cleaning - Daily........................................................6.201
   Cleaning - Weekly.......................................................6.201
   Maintenance.............................................................6.202
   Troubleshooting.........................................................6.202
   Warranty................................................................6.202
  Warmer Lamps -Merco # BD-775-CT..........................................6.203
   Startup.................................................................6.203
   Shutdown................................................................6.203
   Cleaning................................................................6.203
   Maintenance.............................................................6.203
   Troubleshooting.........................................................6.203
   Warranty................................................................6.203
Section 4: How to Clean the Physical Plant.................................6.205
  Building.................................................................6.207
   Cleaning................................................................6.207
  Entrance Area............................................................6.207
  Sidewalks, Parking, and Dumpster Area....................................6.208
   Cleaning................................................................6.208
  Landscaping..............................................................6.209
  Floors...................................................................6.209
   Cleaning................................................................6.209
   Mopping During Peak Periods.............................................6.210
   Cleaning the Floor Tools................................................6.211
  Restrooms................................................................6.212
   Cleaning................................................................6.212
  Service Line.............................................................6.213
  Tables and Seating.......................................................6.214
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

   Cleaning................................................................6.214
  Trash Receptacles........................................................6.214
   Cleaning................................................................6.214
  Windows..................................................................6.215
   Spot Cleaning...........................................................6.215

CHAPTER 7: SAFETY AND SECURITY RELATED.......................................7.1
 Section 1: General Safety Measures..........................................7.3
  Maintaining a Safe Work Area...............................................7.5
  Employee Safety Training...................................................7.6
   Emergency Procedures......................................................7.6
   Operating and Maintaining Equipment Safely................................7.6
   Avoiding Burns............................................................7.6
   Using Knives Safely.......................................................7.7
   Proper Lifting Techniques.................................................7.8
  Safety Incentive Programs..................................................7.8
  Personal Automobile - Guidelines for Store Business or
   Catering Deliveries......................................................7.10
  Delivery Truck Driver - Guidelines for Truck Delivery Insurance...........7.11
  Emergency Preparedness....................................................7.13
   Emergency Equipment and Supplies.........................................7.13
   Facility Preparedness....................................................7.13
  Outside Agencies..........................................................7.14
   Fire Department..........................................................7.14
   Police Department........................................................7.14
   Utility Companies........................................................7.14
   Local Building Department................................................7.14
  Evacuation Plans..........................................................7.14
 Section 2: General Security Measures.......................................7.17
  Physical Security Issues..................................................7.19
   Keys and Codes...........................................................7.19
   Alarm Systems............................................................7.19
   Safes....................................................................7.20
   Lighting.................................................................7.22
   Landscaping..............................................................7.22
   Blinds and Signs.........................................................7.22
   CCTV (Video Cameras).....................................................7.23
   Security Officers........................................................7.24
  Operations Security Issues................................................7.27
   Trash Handling...........................................................7.27
   Door Safety..............................................................7.28
   Cash Handling............................................................7.28
   Store Opening Procedures.................................................7.30
   Store Closing Procedures.................................................7.30
  Crime Prevention and Detection Issues.....................................7.31
   Internal Theft...........................................................7.31
   External Theft - Short-Change Artist.....................................7.33
   External Theft - Counterfeit Money.......................................7.34
   External Theft - Robbery.................................................7.35
   External Theft - Burglary................................................7.37
 Section 3: Employee Accident Investigation Guidelines......................7.39
  Who Should Investigate Incidents?.........................................7.41
  Customer Incident Investigation...........................................7.44
   The Collection of Data...................................................7.44
   Report Review............................................................7.45
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

Section 4: Insurance Claims Reporting Procedures............................7.47
  Worker's Compensation Claims..............................................7.49
  General Liability Claims..................................................7.49
  Store Property Damage and Crime Claims....................................7.50
  Reporting Auto Liability Claims...........................................7.50
   Reporting Auto Liability Incidents.......................................7.50
Section 5: Crisis Situations................................................7.53
  Defining a Crisis.........................................................7.55
  Store Emergency Call List.................................................7.56
   Potential Emergencies....................................................7.57
  Handling a Crisis.........................................................7.58
   Gathering Information....................................................7.59
   Working with Authorities/Outside Agencies................................7.59
   What to Tell Employees...................................................7.60
   Post-Traumatic Stress Disorder (PTSD)....................................7.61
   Dealing with Customers...................................................7.62
   Dealing with Victims' Families...........................................7.63
  Dealing with the Media....................................................7.63
   When a Reporter Phones...................................................7.64
   When a Reporter Comes to the Store.......................................7.66
  Power Outages.............................................................7.67
   Daytime Power Outages....................................................7.68
   Nighttime Power Outages..................................................7.68
   Notification.............................................................7.69
  Fire......................................................................7.69
   Fires in Rotisserie Ovens................................................7.70
   Common-Sense Rules.......................................................7.70
   Notification.............................................................7.70
   Dealing with the Media...................................................7.71
   Recovery and Reentry.....................................................7.71
  Foodborne Illness/Infectious Disease......................................7.72
   Foodborne Illness: What to Do............................................7.72
   Dealing with the Media...................................................7.74
   Infectious Disease: What to Do...........................................7.74
   Foodborne Illness Script.................................................7.76
  Robbery...................................................................7.78
   Action Steps.............................................................7.78
  Burglary..................................................................7.80
   Action Steps.............................................................7.80
   Dealing with the Media...................................................7.81
  Medical Emergencies.......................................................7.81
   Dealing with the Media...................................................7.82
  Natural Disasters.........................................................7.82
   Hurricanes...............................................................7.82
   Tornadoes................................................................7.84
   Floods...................................................................7.84
   Earthquakes..............................................................7.86
   Dealing with the Media...................................................7.87
  Food Tampering............................................................7.87
   Dealing with the Media...................................................7.88
  Bomb Threats/Extortion....................................................7.88
   Dealing with the Media...................................................7.89
   Bomb Threat Checklist....................................................7.90
  Random Acts of Violence...................................................7.91
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20                          Confidential           (C) 1997 Boston Chicken, Inc.

  Picketing.................................................................7.92
  Guide to Gathering Crisis Information.....................................7.93
   The Event................................................................7.93
   Notifying the Authorities................................................7.94
   Dealing with Victims.....................................................7.94
   Dealing with the Media...................................................7.94
 Section 6: OSHA Compliance Guidelines......................................7.97
  The Occupational Safety and Health Act (OSHA).............................7.99
   Duties and Authority of OSHA Officers/Inspectors........................7.100
   Store Manager Responsibilities..........................................7.100
  OSHA Requirements........................................................7.101
   OSHA Poster.............................................................7.101
   OSHA Recordkeeping......................................................7.101
  Hazardous Chemical Communication (Right to Know).........................7.102
  Bloodborne Pathogens Standard............................................7.103
  Sample Chemical Label....................................................7.104
  Material Safety Data Sheet...............................................7.105
  OSHA Compliance Self-Inspection Checklist................................7.106

CHAPTER 8: DRIVE-THRU RELATED................................................8.1
 Section 1: Philosophies.....................................................8.3
  Drive-Thru Standards.......................................................8.5
   Quality, Convenient Fresh Meals to Go.....................................8.5
   Personable, Creative, and Unique Customer Service Experience..............8.5
   Accurate and Fast Service.................................................8.5
   Optimal Employee Environment..............................................8.5
  Providing Customers with the Basics........................................8.6
 Section 2: Staffing.........................................................8.7
  Drive-Thru Crew Positions..................................................8.9
  Drive-Thru Position Descriptions..........................................8.10
   Order Taker..............................................................8.10
   Assembler................................................................8.10
   Cashier/Presenter........................................................8.10
 Section 3: Service.........................................................8.13
  Steps of Service..........................................................8.15
   Order Taker..............................................................8.15
   Assembler................................................................8.18
   Cashier/Presenter........................................................8.20
   The Rest of the Crew: Teamwork...........................................8.22
   Cutting Station..........................................................8.23
 Section 4: Managing the Drive-Thru.........................................8.25
  Manager Duties in Drive-Thru..............................................8.27
  Service Bottlenecks.......................................................8.27
  Production Management.....................................................8.28
  Ongoing Training..........................................................8.29
   Incentives for Drive-Thru Employees......................................8.30
  Labor Chart...............................................................8.31
  Scheduling Guidelines: Projecting Drive-Thru Volume.......................8.33
 Section 5: Equipment.......................................................8.35
  Drive-Thru Hot Case.......................................................8.37
   Startup..................................................................8.37
   Hot Case Operation.......................................................8.37
   Cleaning/Close...........................................................8.38
  Drink Tower/Post Mix System...............................................8.39
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Operations Manual 2/97                                         Table of Contents
(C) 1997 Boston Chicken, Inc.         Confidential                            21

   Startup..................................................................8.39
   Operation................................................................8.39
   Cleaning/close...........................................................8.39
  Window (Electric Only)....................................................8.39
   Startup..................................................................8.39
   Operation................................................................8.39
   Cleaning/close...........................................................8.40
 Section 6: Safety and Security.............................................8.41
  Safety Procedures.........................................................8.43
  Managing Safety and Security..............................................8.43

CHAPTER 9: F.A.S.T. TRACK(TM) RELATED........................................9.1
 Section 1: F.A.S.T. Track Overview..........................................9.3
  F.A.S.T. Track Goal and Focus..............................................9.5
   Why are Faster Service Times Important?...................................9.5
   F.A.S.T. Track Model......................................................9.5
  Customer Experience........................................................9.6
  Employee Experience........................................................9.7
   Front of House (FOH)......................................................9.7
   Back of House (BOH).......................................................9.8
   Drive-Thru................................................................9.9
  F.A.S.T. Track Hourly Employee Positions..................................9.10
   Front of House (FOH).....................................................9.10
   Back of House (BOH)......................................................9.11
   Drive-Thru...............................................................9.12
 Section 2: F.A.S.T. Track Management.......................................9.15
  F.A.S.T. Track Management Tools...........................................9.17
   QPrint! Resources........................................................9.17
   F.A.S.T. Track Video(s)..................................................9.17
   F.A.S.T. Track Management Modules........................................9.17
   F.A.S.T. Track Labor Scheduling Workshop.................................9.18
   F.A.S.T. Track Simulation................................................9.18
  Management Principles and Priorities......................................9.18
   Identify and Attack Bottlenecks First!...................................9.18
   Systematize and Simplify Routine Tasks...................................9.19
   Training is Crucial!.....................................................9.19
   Ready...Set...Go!........................................................9.19
   Have the Right People at the Right Place Doing the Right Thing...........9.20
   Work Smarter and Easier - Not Faster and Harder..........................9.20
   Saving Seconds and Minutes Means Saving Dollars and Customers............9.20
   Don't Trade Efficiency for Quality!......................................9.21
   Great Food Isn't Enough; Customers Want Convenience and
    Outstanding Service.....................................................9.21
   Good Management is the Key...............................................9.22
  Employee Sliding Technique................................................9.22
   Importance of Cross-Training.............................................9.23
  Labor Deployment (Peak and Non-Peak)......................................9.23
   Main Food Line Labor Deployment..........................................9.25
  Eliminating Bottlenecks...................................................9.26
   Target Assembly/Service Times............................................9.26
   Bottleneck Indicators....................................................9.26
   Attacking and Eliminating Bottlenecks....................................9.27
 Section 3: F.A.S.T. Track Systems..........................................9.29
  F.A.S.T. Track Phone Order Procedures.....................................9.31
   Primary Responsibility...................................................9.31
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Table of Contents                                         Operations Manual 2/97
22                          Confidential           (C) 1997 Boston Chicken, Inc.

   Procedures...............................................................9.31
  Use of Order Monitors and Bump Bars.......................................9.32
   Assembling Orders Off of Monitors........................................9.32
   Tips for Reading and Using Order Monitors................................9.33
   "Bumping" Orders Off the Monitor.........................................9.34
  Manual Transaction Processing.............................................9.36
   If POS/Cash Registers Work but Monitors Don't............................9.36
   If Both POS and Monitors are Inoperable..................................9.36
Section 4: F.A.S.T. Track Equipment.........................................9.39
  Backup Holding Cabinet- Henny Penny.......................................9.41
   Description..............................................................9.41
   Controls.................................................................9.41
   Startup..................................................................9.41
   Operation................................................................9.43
   Cleaning.................................................................9.43
   Maintenance..............................................................9.44
   Troubleshooting..........................................................9.44
   Warranty Information.....................................................9.45
  Bump Bar..................................................................9.46
   Description..............................................................9.46
   Controls and Operation...................................................9.46
   Safety Precautions.......................................................9.46
   Troubleshooting..........................................................9.47
  Cutting Board Scale - Doran(R)............................................9.47
   Description..............................................................9.47
   Calibration..............................................................9.47
   Operation................................................................9.47
   Cleaning.................................................................9.48
   Warranty.................................................................9.48
  Delfield(R) Hot/Cold Food Case and Carver/Sandwich Station................9.49
   Description..............................................................9.49
   Controls.................................................................9.49
   Operation................................................................9.50
   Shutdown.................................................................9.54
   Cleaning.................................................................9.54
   Maintenance..............................................................9.56
   Troubleshooting..........................................................9.57
   Warranty Information.....................................................9.58
  Order Monitor - NCR(R)....................................................9.59
   Description..............................................................9.59
   Controls.................................................................9.59
   Operations...............................................................9.59
   Interface with Bump Bar..................................................9.59
   Interface with POS.......................................................9.59
   Troubleshooting..........................................................9.59
 Section 5: Training F.A.S.T. Track.........................................9.61
  Basic Training Plan.......................................................9.63
   Training Individual Employees............................................9.63
   Team Training (FOH, BOH, DT).............................................9.64
  Training Materials........................................................9.65
   Materials Needed by Managers/Trainers....................................9.65
   QPrint! Resources........................................................9.66
   Materials Needed by Trainees (Employees/Crew)............................9.66
  F.A.S.T. Track Hourly Employee Position Descriptions......................9.68
  Sides Assembler Position..................................................9.69
   Position Description.....................................................9.69
   Performance Expectations.................................................9.69
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Operations Manual 2/97                                         Table of Contents
(C) 1997 Boston Chicken, Inc.         Confidential                            23

   Position Prerequisites...................................................9.70
   Suggested Cross-training.................................................9.70
  Sandwich Maker Position...................................................9.70
   Position Description.....................................................9.70
   Performance Expectations.................................................9.70
   Position Prerequisites...................................................9.71
   Suggested Cross-training.................................................9.71
  Carver Position...........................................................9.72
   Position Description.....................................................9.72
   Performance Expectations.................................................9.72
   Position Prerequisites...................................................9.73
   Suggested Cross-training.................................................9.73
  Quality Coordinator Position..............................................9.74
   Position Description.....................................................9.74
   Performance Expectations.................................................9.74
   Position Prerequisites...................................................9.75
   Suggested Cross-training.................................................9.75
  Greeter/Cashier Position..................................................9.76
   Position Description.....................................................9.76
   Performance Expectations.................................................9.76
   Position Prerequisites...................................................9.77
   Suggested Cross-training.................................................9.77
  Dining Room Host Position.................................................9.78
   Position Description.....................................................9.78
   Performance Expectations.................................................9.78
   Position Prerequisites...................................................9.79
   Suggested Cross-training.................................................9.79
  Handler/Utility Position..................................................9.80
   Position Description.....................................................9.80
   Performance Expectations.................................................9.80
   Position Prerequisites...................................................9.81
   Suggested Cross-training.................................................9.81
  Cooker/Runner Position....................................................9.82
   Position Description.....................................................9.82
   Performance Expectations.................................................9.82
   Position Prerequisites...................................................9.83
   Suggested Cross-training.................................................9.83
  Backup/Prep Position......................................................9.84
   Position Description.....................................................9.84
   Performance Expectations.................................................9.84
   Position Prerequisites...................................................9.85
   Suggested Cross-training.................................................9.85
  DT Sides Assembler Position...............................................9.86
   Position Description.....................................................9.86
   Performance Expectations.................................................9.86
   Position Prerequisites...................................................9.87
   Suggested Cross-training.................................................9.87
  DT Carver/Sandwich Maker Position.........................................9.88
   Position Description.....................................................9.88
   Performance Expectations.................................................9.88
   Position Prerequisites...................................................9.89
   Suggested Cross-training.................................................9.89
  DT Cashier Position.......................................................9.90
   Position Description.....................................................9.90
   Performance Expectations.................................................9.90
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Table of Contents                                         Operations Manual 2/97
24                          Confidential           (C) 1997 Boston Chicken, Inc.

   Position Prerequisites...................................................9.91
   Suggested Cross-training.................................................9.91
  DT Greeter Position.......................................................9.92
   Position Description.....................................................9.92
   Performance Expectations.................................................9.92
   Position Prerequisites...................................................9.93
   Suggested Cross-training.................................................9.93
  Employee Development......................................................9.94
   Complete and Effective Position Training.................................9.94
   Adequate Cross-training..................................................9.94
   Employee Incentives and Rewards..........................................9.95




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Operations Manual 2/97                                         Table of Contents
(C) 1997 Boston Chicken, Inc.         Confidential                            25

                                    RECEIPT

THIS OFFERING CIRCULAR SUMMARIZES PROVISIONS OF THE FRANCHISE AGREEMENT AND OTHER INFORMATION IN PLAIN LANGUAGE. READ THIS OFFERING CIRCULAR AND ALL AGREEMENTS CAREFULLY.

IF WE OFFER YOU A FRANCHISE, WE MUST PROVIDE THIS OFFERING CIRCULAR TO YOU BY THE EARLIEST OF:

A.    THE FIRST PERSONAL MEETING TO DISCUSS OUR FRANCHISE; OR

B.    TEN BUSINESS DAYS BEFORE SIGNING OF A BINDING AGREEMENT; OR

C.    TEN BUSINESS DAYS BEFORE ANY PAYMENT TO US.

YOU MUST ALSO RECEIVE A FRANCHISE AGREEMENT CONTAINING ALL MATERIAL TERMS AT LEAST FIVE BUSINESS DAYS BEFORE YOU SIGN ANY FRANCHISE AGREEMENT.

IF WE DO NOT DELIVER THIS OFFERING CIRCULAR ON TIME OR IF IT CONTAINS A FALSE OR MISLEADING STATEMENT, OR A MATERIAL OMISSION, A VIOLATION OF FEDERAL AND STATE LAW MAY HAVE OCCURRED AND SHOULD BE REPORTED TO THE FEDERAL TRADE COMMISSION, WASHINGTON, D.C. 20580 AND THE APPROPRIATE STATE AGENCY IDENTIFIED ON EXHIBIT 1.

We authorize the respective state agencies identified on Exhibit 1 to receive service of process for Boston Chicken, Inc. in the particular state. I have received a Uniform Franchise Offering Circular dated ____________________, 1997. This circular included the following Exhibits:

     1.    List of State Agencies/Agents for Service of Process
     2.    Development Agreement
     3.    Franchise Agreement
     4.    Delivery Rider
     5.    Catering Rider
     6.    Addendum to Lease
     7.    Addendum to In-Line Shopping Center Lease
     8.    Addendum to Purchase and Sale Agreement
     9.    List of Franchisees
     10.   Franchisees Who Have Left the System
     11.   Financial Statements
     12.   Secured Loan Agreement
     13.   Inducement Agreement
     14.   Form of GECC Sublease

     15.   Franchise Sublease
     16.   Franchise Lease
     17.   Special Purposes Addendum to Franchise Lease
     18.   Third Party Lease
     19.   Computer and Communications Systems Agreement
     20.   Operations Manual Table of Contents
     21.   Receipt of Offering Circular

Date:______________________________


                                       ________________________________________
                                       _______________, individually and/or
                                       as an officer, shareholder, member or
                                       partner of _____________________________
                                       (__________________________ corporation)
                                       (__________________________ partnership)
                                       (____________ limited liability company)

                                    RECEIPT

THIS OFFERING CIRCULAR SUMMARIZES PROVISIONS OF THE FRANCHISE AGREEMENT AND OTHER INFORMATION IN PLAIN LANGUAGE. READ THIS OFFERING CIRCULAR AND ALL AGREEMENTS CAREFULLY.

IF WE OFFER YOU A FRANCHISE, WE MUST PROVIDE THIS OFFERING CIRCULAR TO YOU BY THE EARLIEST OF:

A.    THE FIRST PERSONAL MEETING TO DISCUSS OUR FRANCHISE; OR

B.    TEN BUSINESS DAYS BEFORE SIGNING OF A BINDING AGREEMENT; OR

C.    TEN BUSINESS DAYS BEFORE ANY PAYMENT TO US.

YOU MUST ALSO RECEIVE A FRANCHISE AGREEMENT CONTAINING ALL MATERIAL TERMS AT LEAST FIVE BUSINESS DAYS BEFORE YOU SIGN ANY FRANCHISE AGREEMENT.

IF WE DO NOT DELIVER THIS OFFERING CIRCULAR ON TIME OR IF IT CONTAINS A FALSE OR MISLEADING STATEMENT, OR A MATERIAL OMISSION, A VIOLATION OF FEDERAL AND STATE LAW MAY HAVE OCCURRED AND SHOULD BE REPORTED TO THE FEDERAL TRADE COMMISSION, WASHINGTON, D.C. 20580 AND THE APPROPRIATE STATE AGENCY IDENTIFIED ON EXHIBIT 1.

We authorize the respective state agencies identified on Exhibit 1 to receive service of process for Boston Chicken, Inc. in the particular state. I have received a Uniform Franchise Offering Circular dated _______________, 1997. This offering circular included the following Exhibits:

     1.    List of State Agencies/Agents for Service of Process
     2.    Development Agreement
     3.    Franchise Agreement
     4.    Delivery Rider
     5.    Catering Rider
     6.    Addendum to Lease
     7.    Addendum to In-Line Shopping Center Lease
     8.    Addendum to Purchase and Sale Agreement
     9.    List of Franchisees
     10.   Franchisees Who Have Left the System
     11.   Financial Statements
     12.   Secured Loan Agreement
     13.   Inducement Agreement
     14.   Form of GECC Sublease

     15.   Franchise Sublease
     16.   Franchise Lease
     17.   Special Purpose Addendum to Franchise Lease
     18.   Third Party Lease
     19.   Computer and Communications Systems Agreement
     20.   Operations Manual Table of Contents
     21.   Receipt of Offering Circular


Date:_______________________________




                                           _____________________________________

                                           ______________, individually and/or

                                           as an officer, shareholder, member or

                                           partner of __________________________

                                           (_______________________ corporation)

                                           (_______________________ partnership)

                                           (_________ limited liability company)